Form 20-F
period 2002-07-28
COLES MYER LTD
filed 2002-12-23
CIK 825777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

( X ) ANNUAL REPORT PURSUANT TO SECTION 13 OR

15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 28, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR

15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO

Commission file number: 0-16413

COLES MYER LTD.

Australian Business Number 11 004 089 936

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organization)

800 TOORAK ROAD, TOORONGA, VICTORIA 3146 AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

Title of each class Name of each exchange on which registered

Ordinary Shares New York Stock Exchange*

American Depositary Shares** New York Stock Exchange

* Not for trading but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

** Evidenced by American Depositary Receipts, each American Depositary Share representing eight Ordinary Shares.

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer''s classes of capital or common stock as of the close of the period covered by the Annual Report.

Fully Paid Ordinary Shares 1,184,579,882

Partly Paid Ordinary Shares paid up to A$0.01 per share 128,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 18 X

TABLE OF CONTENTS

Page

Certain Definitions 1

Forward-Looking Statements 1

PART I ITEM 1 Identity of Directors, Senior Management and Advisers 1

ITEM 2 Offer Statistics and Expected Timetable 1

ITEM 3 Key Information 1

ITEM 4 Information on the Company 5

ITEM 5 Operating and Financial Review and Prospects 20

ITEM 6 Directors, Senior Management and Employees 31

ITEM 7 Major Shareholders and Related Party Transactions 44

ITEM 8 Financial Information 47

ITEM 9 The Offer and Listing 47

ITEM 10 Additional Information 48

ITEM 11 Quantitative and Qualitative Disclosures

about Market Risk 57

ITEM 12 Description of Securities Other than Equity Securities 57

PART II ITEM 13 Defaults, Dividend Arrearages and Delinquencies 57

ITEM 14 Material Modifications to the Rights of

Security Holders and Use of Proceeds 57

PART III ITEM 15 [Reserved] 58

ITEM 16 [Reserved] 58

PART IV ITEM 18 Financial Statements 58

ITEM 19 Exhibits 58

CERTAIN DEFINITIONS

The fiscal year of Coles Myer Ltd. (the ""Company"", ""Coles Myer"" ""CML"" or ""CML Group"", which, unless the context otherwise requires, includes Coles Myer Ltd. and its consolidated entities) ends on the last Sunday in July each year. The fiscal year ended July 28, 2002 is referred to in the text of this Annual Report as ""2002"", and other fiscal years are referred to in a corresponding manner. In the Financial Statements included in Item 18, the financial year 2001-02 is also referred to as 2002, and similarly for other years, except where otherwise stated. See also ""Glossary of Terms"" for descriptions of certain terms used in this Annual Report.

In this Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Australian dollars (""A$"").

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements, including statements regarding the expected outlook for the retail trading environment in Australia, expectations as to future store openings, refurbishments and anticipated capital expenditures. Coles Myer can give no assurances that the actual results will not differ materially from the statements contained herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Coles Myer, which may cause actual results to differ materially from those expressed in the statements contained herein. Any such forward-looking statements speak only as of the date of this annual report. In the absence of a specific legal obligation to the contrary, Coles Myer undertakes no responsibility to publicly announce the result of any revisions to any forward-looking statements contained herein to reflect future developments or events.

Risk factors, which may affect Coles Myer''s future performance, are discussed in Item 3.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data for 2000 through 2002, and the selected balance sheet data at July 29, 2001 and July 28, 2002 set forth below (other than percentages) are derived from the audited consolidated financial statements of Coles Myer included in this Annual Report. They should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the Notes thereto. The selected income statement data for the years 1998 and 1999 and the selected balance sheet data at July 26, 1998, July 25, 1999 and July 30, 2000 set forth below (other than percentages) are derived from audited consolidated financial statements of Coles Myer which are not included herein. Coles Myer''s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Australia (""Australian GAAP""), which vary in certain material respects from accounting principles generally accepted in the United States (""U.S. GAAP""). A reconciliation to U.S. GAAP is set out in Note 30 of the Notes to the Company''s Consolidated Financial Statements.

It should be noted that results for 2000 reflect 53 trading weeks compared to 52 trading weeks for the other fiscal years indicated. This is because the Company''s fiscal year ends on the last Sunday in July each year, and as a result, approximately every six years an extra trading week is included in the Company''s consolidated results for that fiscal year.

Amounts in Accordance with Australian GAAP
	2002(1)	2002	2001	2000(2)	1999	1998
	US$	A$	A$	A$	A$	A$
	(In millions, except per share amounts)

Income Statement Data:

Sales (3)	13,794.8	25,688.7	23,779.6	24,159.9	22,438.1	20,587.6
Percent increase/(decrease) from prior year	-	8.0%	(1.6)%	7.7%	9.0%	7.1%

Profit from ordinary activities before income tax	258.9	482.2	208.2	414.5	580.8	527.6

Income tax expense	(73.7)	(137.2)	(68.0)	(136.2)	(188.3)	(172.2)

Net profit	185.3	345.0	140.2	278.3	392.5	355.4
Percent (decrease)/increase from prior year	-	146.1%	(49.6)%	(29.1)%	10.5%	(5.6)%

Dividends	186.3	346.9	444.5	313.9	294.7	275.5

Per Ordinary Share:
- Basic earnings	0.13	0.25	0.10	0.24	0.34	0.31
- Diluted earnings	0.15	0.27	0.11	0.24	0.34	0.31
- Cash Dividends (4)	0.14	0.26	0.36	0.27	0.26	0.24

Balance Sheet Data:
(at year end)
Current assets	2,160.8	4,023.8	3,946.1	3,709.8	3,426.7	3,228.9
Total assets	4,468.2	8,320.6	8,317.8	8,187.0	7,776.7	7,405.1
Short-term debt	8.2	15.3	127.8	44.1	82.4	124.1
Long-term debt	833.9	1,552.8	1,671.4	2,031.1	1,866.2	1,623.1
Total debt	842.1	1,568.1	1,799.2	2,075.2	1,948.6	1,747.2
Net Assets/Shareholders'' equity	1,792.9	3,338.8	3,286.3	2,828.9	2,808.7	2,722.4

Refer page 3 for notes relating to above table.

Amounts in Accordance with U.S. GAAP
	2002(1)	2002	2001	2000(2)	1999	1998
	US$	A$	A$	A$	A$	A$
	(In millions, except per share amounts)

Income Statement Data:

Sales (3)	13,794.8	25,688.7	23,779.6	24,159.9	22,438.1	20,587.6

Net Profit	166.8	310.7	166.5	308.1	288.6	386.0

Per Ordinary Share:
- Basic earnings	0.12	0.22	0.12	0.27	0.25	0.34
- Diluted earnings	0.12	0.22	0.12	0.27	0.25	0.34
- Cash dividends (4)	-	0.26	0.36	0.27	0.26	0.24
- Cash dividends in US$ (4) (5)	-	US$0.14	US$0.18	US$0.16	US$0.17	US$0.15

Balance Sheet Data:
(at year end)
Current assets	2,166.7	4,034.8	3,940.2	3,709.8	3,426.7	3,444.3
Total assets	4,413.5	8,218.8	8,181.9	8,065.0	7,685.0	7,287.9
Short-term debt	8.2	15.3	127.8	44.1	82.4	124.1
Long-term debt	833.9	1,552.8	1,671.4	2,031.1	1,866.2	1,623.1
Total debt	842.1	1,568.1	1,799.2	2,075.2	1,948.6	1,747.2
Net Assets/Shareholders'' equity	1,668.8	3,107.6	3,111.1	2,620.6	2,541.1	2,461.5
Issued capital - value	1,091.3	2,032.3	1,973.7	1,213.8	1,165.2	1,119.4

		Millions of shares
Issued capital - number of outstanding shares (6)	-	1,184.7	1,176.8	1,164.5	1,157.0	1,149.7

  Merely for the convenience of the reader, certain selected financial data has been converted into US dollars at the Noon Buying Rate on July 26, 2002 of A$1.00 = US$0.5370. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. For a more recent A$/US$ exchange rate, refer below.

  Results for 2000 reflect 53 trading weeks compared to 52 trading weeks for other fiscal years shown.

  Sales for 1998 to 2000 include Wholesale Sales Tax (""WST""). Sales for 2001 to 2002 exclude Goods and Services Tax (""GST""). Refer Item 4.B for a discussion on the removal of WST and introduction of the GST in Australia.

  The final dividend in respect of the 2002 financial year was paid on November 11, 2002 in the amount of A$0.12 per share.

  Based on the noon buying rate for cable transfers in A$ as at each payment date as certified for customs purposes by the Federal Reserve Bank of New York. The actual rates of exchange used in determining the dollar payments to ADS holders were the exchange rates on the dates payments were made to the Depositary, being May 13, 2002 and November 11, 2002.

  Balance excludes number of Reset Convertible Preference Shares (ReCAPS) and includes partly paid shares.

Exchange Rates

The following table sets forth, for the last five complete financial years, the average rate of exchange of A$ into United States dollars (""US$"") based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the ""Noon Buying Rate"").

Fiscal Year	2003 (2)	2002	2001	2000	1999	1998
	(all figures in US$ per A$)
Average rate (1)	0.5497	0.5270	0.5262	0.6184	0.6307	0.6292

(1) The average of the Noon Buying Rates on the last day of each full month during the period.

(2) Through to December 2, 2002.

The high and low exchange rates for the previous six complete months are:
Months	High	Low
	(all figures in US$ per A$)
June 2002	0.5748	0.5583
July 2002	0.5688	0.5370
August 2002	0.5534	0.5280
September 2002	0.5518	0.5419
October 2002	0.5585	0.5422
November 2002	0.5660	0.5563

The exchange rate at December 2, 2002 was A$1.00 = US$0.5591.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

This section describes some of the risks that could affect the Company''s business. The factors below should be considered in connection with any forward-looking statements in this Annual Report. The risks below are not the only ones the Company faces -- some risks may not be known to the Company, and some which are not currently considered to be material could later turn out to be material.

The major risk factors, which may impact Coles Myer, include:

  General economic conditions

The future retail trading environment is subject to general economic conditions in the Australian and global markets. Any adverse changes in such economic conditions can be expected to adversely affect the retail trading environment in general and, the sales and profitability of Coles Myer in particular. Any adverse developments in economic conditions during the first half of the fiscal year of Coles Myer, particularly the Christmas trading period when its sales and profitability are typically strongest, would likely have the most negative impact on Coles Myer''s trading results. Mortgage interest rates also impact the trading conditions of the Company. Higher interest rates affect income available for spending due to increased mortgage repayments. They have also shown that they reduce the willingness to spend on credit, feeding through negatively to consumer sentiment.

  Competition

There is significant competition in the Australian and New Zealand markets in which Coles Myer''s businesses operate. These competitive conditions could adversely impact Coles Myer''s business and trading results and its market share. During 2001, the German based international supermarket chain Aldi commenced operations in Australia, by opening its first supermarkets in New South Wales. In addition, the Franklins supermarket chain was broken up and predominantly sold to Woolworths, which is currently the Company''s most important competitor, and other smaller independent operators.

  Customer interest and service

The ability of Coles Myer to successfully gauge and satisfy consumer preferences and implement its marketing strategies is critical to Coles Myer maintaining its competitive position. Failure to do so could adversely affect Coles Myer''s business and trading results.

  Store improvements and enhancements

Coles Myer''s ability to successfully expand and refurbish its stores and rationalize certain of its businesses is considered imperative in maintaining its core business and future expansion. Failure to do so could adversely impact Coles Myer''s business and trading results.

ITEM 4 INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking information. See comments regarding ""Forward-Looking Statements"" on page 1 of this Annual Report.

A. HISTORY AND DEVELOPMENT

GENERAL

Coles Myer is an Australian-based retailer, owning and operating stores in most sectors of the Australian retail market, and in the general merchandise sector of the New Zealand retail market together with an internet business. The Company supplies a wide range of food and non-food items in supermarkets, discount stores, department stores, liquor stores, office supplies stores and automotive service centers. In addition its Emerging Businesses brand supplies, food, liquor, computer and home office equipment as well as providing fulfillment for third parties. Coles Myer predominantly trades under the names of ""Coles"", ""Bi-Lo"", ""Liquorland"", ""Vintage Cellars"", ""Quaffers"", ""Kmart"", ""Kmart Tyre & Auto"", ""Tyremaster"", ""Officeworks"", ""World 4 Kids"", ""Target"", ""Fosseys"", ""Target Country"", ""Myer"", ""Grace Bros"", ""Megamart"", and ""Harris Technology"". In New Zealand, the Company trades as ""Kmart"".

The Company commenced business in 1914 operating variety stores with low priced goods and a money-back guarantee of satisfaction. After incorporation in 1921 as G.J. Coles & Coy. Limited (""Coles""), it continued to operate variety stores until the end of the 1950s, when it branched out into supermarket retailing. In 1969, Coles introduced the discount store concept into Australia through the establishment of the Kmart chain. In 1985, Coles acquired The Myer Emporium Limited (""Myer""). Prior to the acquisition, Myer was the largest department store operator in Australia, and also operated discount and specialty store chains. In 1986, the Company changed its name to Coles Myer Ltd.

Further developments since that time have included purchases of specialty store chains, the development of niche market opportunities in growth categories such as office supplies, electrical, homewares, and motor products either by way of newly established brands such as Officeworks, or by way of existing brands extending their offering in specialized areas.

The Company is incorporated in the State of Victoria, Commonwealth of Australia, has its executive offices at 800 Toorak Road, Tooronga, Victoria, 3146 and its telephone number is (61) (3) 9829 3111.

Coles Myer Ltd. is the holding company. The number of subsidiaries/consolidated entities in the Coles Myer Group at July 28, 2002, is 107, which conduct business in Australia and New Zealand.

RECENT DEVELOPMENTS

1. Acquisitions:

  Liquorland acquisition of Australian Liquor Group Ltd. (""ALG"")

In April 2001, the Company announced that its wholly owned subsidiary, Liquorland (Australia) Pty. Ltd. was making a cash offer of A$1.20 per share to acquire all the ordinary shares in ALG. On June 19, 2001 Liquorland acquired 100% of the issued capital in ALG for A$55.1 million.

On July 12, 2001 Liquorland made an application to the Australian Takeovers Panel to freeze the offer and temporarily suspend payments due under the takeover bid. On August 2, 2001, Liquorland issued proceedings in the Victorian Supreme Court in relation to its takeover of ALG. Liquorland (Australia) Pty Ltd (Liquorland) and Australian Liquor Group Ltd. (ALG) have pursued their claim in the Supreme Court of Victoria against the former directors of ALG, and Philip Murphy Investments Pty Ltd (the defendants). The claim arose out of Liquorland''s takeover of ALG in June 2001. Liquorland and ALG allege that the defendants contravened the Corporations Act and the ASX Listing Rules, by failing to make the required disclosures to Liquorland concerning ALG''s true financial position. Two of the defendants have counterclaimed against ALG, alleging that ALG is required to indemnify them for any liability they are found to have to Liquorland. A counterclaim is also made against ALG for directors'' fees totalling A$38,500. Four defendants have counterclaimed against Liquorland. ALG and Liquorland have denied any liability to any of the defendants and are vigorously defending the counterclaims.

  Franklins

On October 8, 2001, the Company announced it had signed agreements to acquire 20 Franklins stores at a cost of A$34.8 million. The stores are located in Victoria, New South Wales and Queensland. The sites were converted during 2002 to either Bi-Lo or Coles formats. The Company was later able to acquire an additional 15 stores at a cost of A$24.5 million.

2. Divestments:

  Sale of Myer Direct

On November 27, 2001, the Company announced the sale of its Myer Direct online business to Ezibuy, a New Zealand catalogue company. The sale was completed on February 1, 2002.

  Sale of Red Rooster

On May 27, 2002, the Company sold its investment in the issued capital of its Red Rooster business to Australian Fast Foods Pty Ltd for A$65.0 million.

3. Capital Management

  Share redesignation

On July 19, 2001, the Company undertook a share redesignation whereby every shareholders'' first 500 ordinary shares were renamed Discount Card shares and were separately listed and traded on the Australian Stock Exchange Limited (the ""ASX""). On April 12, 2002, the Discount Card Shares reverted to Ordinary Shares. During their separate listing, Discount Card Shares remained ordinary shares and ranked equally in every respect, including voting and dividend rights, with non-Discount Card ordinary shares. The Company''s ADRs were excluded from the redesignation.

4. Management:

  New Chief Executive Officer

On August 16, 2001, the Company announced the appointment of Mr. John Fletcher as Managing Director and CEO from September 10, 2001, replacing Mr. Dennis Eck who resigned on September 9, 2001.

  Senior management changes
  Appointments

On January 7, 2002, Company announced the appointment of Mr. Ian Clubb as Group General Manager Human Resources.

On February 20, 2002, Company announced the appointment of Ms. Pamela Catty as Group General Manager Corporate Affairs.

On August 22, 2002, the Company announced the appointment of Mr. Andrew Potter as Group General Manager of Supply Chain, and Mr. Peter Mahler as Chief Information Officer.

On September 11, 2002 the Company announced the appointment of Mr. Fraser MacKenzie as Chief Financial Officer.
  Departures

Mr. Phil Smith, Managing Director Myer Grace Bros, resigned from the Company on October 31, 2001.

Mr. John Schmoll, Chief Financial Officer retired from the Company on July 12, 2002.

5. Other

  Shareholder Discount Card Program

All current shareholders who purchased 500 or more ordinary shares in the Company prior to April 15, 2002 are entitled to discounts, at varying rates, at Coles Myer owned stores. On March 26, 2002, the Company announced an amendment to the Coles Myer Shareholder Discount Card Program. Effective from July 31, 2002, the discount rates available to shareholders were revised. A further review is expected to occur during 2003, with a complete cessation of the program by July 31, 2004. Additionally, new shareholders from April 5, 2002 are not eligible for the discount.

  Board Changes.

The Company held its 2002 Annual General Meeting (""AGM"") in Melbourne on November 20, 2002. At this meeting, three directors retired by rotation as required by the Company''s constitution. These were Mr. S.D.M. Wallis, Mr. S. Lew, and Mr. M.M. Leibler. On September 9, 2002, Mr. Wallis announced he would be leaving the Company as a director at the conclusion of the AGM and therefore did not offer himself for re-election.

On October 10, 2002 the Company announced that Mr. Wallis would step down immediately as Chairman. Mr. R.H. Allert, an existing director, was appointed Chairman of the Company.

On October 15, 2002, the Company released its Notice of Meeting (the ""Notice"") relating to the 2002 AGM. Included in this Notice was a letter to all shareholders from eight of the existing directors. These were Mr. R.H. Allert, Ms. P.E. Akopiantz, Mr. R.M. Charlton, Mr. W.P. Gurry, Mr. J.E. Fletcher, Ms. H.A. Lynch, Mr. M.K. Myer and Mr. S.D.M. Wallis.

The eight directors stated in the letter that they supported the re-election of Mr. M.M. Leibler, but opposed the re-election of Mr. S. Lew and nine other candidates who were not existing board members.

A poll was taken at the Company''s AGM on November 20, 2002, to determine the composition of the board. Mr. S. Lew and the other nine candidates who were not existing board members and who were offering themselves for election to the board, did not receive a majority of votes cast and were therefore not elected to the board.

At the conclusion of the meeting, the position of Mr. M.M. Leibler remained uncertain as a number of late proxies were received from Mr. Lew after the closure of the poll. On December 6, 2002, the Company announced that the Chairman Mr. R.H. Allert, acting on advice from Queens Counsel, had exercised his discretionary power to accept the late proxies with respect to Mr. M.M. Leibler. As a result, Mr. M.M. Leibler was re-elected to the Board, with an effective date of November 20, 2002.

Capital expenditure on property, plant and equipment during 2002 totalled A$507.7 million (2001: A$492.7 million and 2000: A$690.0 million). This expenditure predominantly related to retail refurbishments, purchases of computer hardware and other capital items. In 2002, other capital expenditure of A$70.4 million related to the purchase of businesses and controlled entities, including the Franklins acquisitions by our Food and Liquor group. In 2001, other capital expenditure of A$147.7 million related to acquisitions of ALG and Leda Hotel Group as well as other investments. In 2000, other capital expenditure of A$17.6 million related to acquisitions of, and interests in Supermarkets and an e-commerce liquor retailer. Total capital expenditure of A$617.1 million in 2002, compares with A$701.0 million in 2001 and A$707.6 million in 2000. Expenditure on retail stores accounted for the majority of the total. Disposal of assets realized A$33.4 million in 2002 compared to A$140.5 million in 2001 and A$51.0 million in 2000.

On May 27, 2002, CML sold the Red Rooster business to Australian Fast Foods Pty Ltd for $65.0 million.

In March 2002, the Company announced that it intended to increase gross capital expenditure to approximately A$800.0 million per annum. The majority of this increase is expected to be spent on improving technology and the fit-out of new stores across all of the Company''s brands. As at December 2, 2002, the Company is on track to meet this capital expenditure target in respect of the 2003 financial year.

B. BUSINESS OVERVIEW

Company Retail Operations

At July 28, 2002, Coles Myer operated 1,787 stores in Australia and New Zealand, and employed in excess of 164,000 people.

The Company operates businesses in Australia and New Zealand, all of which are serviced by a centralized corporate group. Each of these businesses is described below. The businesses are primarily stand alone but increasingly are being supported by a series of Retail Support centers that all operate within policies determined by a centralized corporate group. The operating businesses are organized into two major groups: Food & Liquor Group and General Merchandise & Apparel Group. In addition, Emerging Businesses (previously e.colesmyer, until October 3, 2002 when the Company announced a change of name) incorporates all of the Company''s e-commerce and Internet activities. Sales, Income from Operations, and identifiable asset data are reported for each Coles Myer business group, and are shown in Note 25 to the Coles Myer Financial Statements contained herein. The table on page 10 provides details of the stores that fall within each group and Item 5, ""Operating and Financial Review and Prospects"", provides a discussion of the results of operations for each of Coles Myer''s business groups.

Coles Myer''s sales and to a greater extent its profits, show a marked seasonal pattern. Myer Grace Bros and the discount store businesses typically experience strong sales of higher margin merchandise during the Christmas trading period. The Company''s sales in the 26 weeks to January 27, 2002 accounted for 51.7% (2001: 51.7%) of full year sales and 60.1% (2001: 130.2%) of full year profits. Aggregate sales of food and liquor through supermarkets and other outlets are not as subject to major seasonal influences.

The following table discloses segment information by category of activity and geographic market for the three years 2000-2002. For more detailed financial information on the segments, refer Note 25 to the Coles Myer Financial Statements.
	Sales to external customers (2)
	2002	2001	2000 (1)
	A$M	A$M	A$M

Industry segments
Food & Liquor Group	15,892.4	14,468.2	14,220.4
General Merchandise & Apparel Group	9,517.3	9,039.3	9,752.1
Emerging Businesses	279.0	272.1	187.4
	25,688.7	23,779.6	24,159.9

Geographic segments
Australia	25,565.3	23,660.3	24,009.0
New Zealand	123.4	119.3	150.9
	25,688.7	23,779.6	24,159.9

(1) Results for 2000 reflect 53 trading weeks compared to 52 trading weeks for the other fiscal years indicated.

(2) Does not include the Property and Unallocated segment.

The Company operates in all Australian States, the Northern Territory, and Australian Capital Territory, and New Zealand. The geographic spread of the Company''s Australian operations corresponds closely to the distribution of population and retail spending, with the result that the Company''s Australian revenues are not disproportionately exposed to economic conditions in any particular region or industry. In New Zealand the Company''s stores are predominantly located in the North Island, which is the major population concentration.

The Company continually monitors the performance of its stores in all locations, and closes or re-develops stores which cease to provide acceptable levels of profitability on a continuing basis. The strong correlation between disposable income and population across Australia, which is reflected in the following table, means that decisions taken by the Company in the opening, closure, or refurbishment of the large majority of its stores are typically not principally influenced by economic conditions in individual States.

	Share of National Aggregates			Share of Coles Myer
	as at July 2002			as at July 2002
	Population	Retail Sales	Disposable income	Sales	Selling Area
State/Territory	%	%	%	%	%

New South Wales / Australian Capital Territory	35.5	36.7	38.0	31.9	31.2
Victoria	24.8	23.9	25.6	27.3	26.5
Queensland	18.8	19.1	16.6	18.6	19.6
South Australia / Northern Territory	8.7	8.6	8.2	9.5	8.9
Western Australia	9.8	9.7	9.7	10.9	11.7
Tasmania	2.4	2.0	1.9	1.8	2.1

Source: Company Records and Australian Bureau of Statistics.

As at July 28, 2002 (the end of the Company''s last completed fiscal year), the number and location of stores trading were:
	Australia	New Zealand	Total
Food & Liquor Group
Coles	457		457
Bi-Lo	196		196
Liquorland	526		526
Total Food & Liquor Group	1,179		1,179

General Merchandise & Apparel Group
Kmart	153	11	164
Kmart Tyre & Auto	49		49
Officeworks	59		59
Target	137		137
Target Country/Fosseys	122		122
Myer Grace Bros	67		67
Megamart	5		5
Total General Merchandise & Apparel Group	592	11	603

Emerging Businesses (1)	5		5
	5		5
Total	1,776	11	1,787

(1) Being Harris Technology stores.

The above store numbers include freestanding Kmart Tyre and Auto and Tyremaster stores.

As at July 28, 2002, the Company operated a total of 1,787 stores, a net decrease of 193 stores on the 1,980 stores at July 29, 2001, which compared with 2,082 stores at July 30, 2000.

The Company opened, acquired, closed, and divested stores as follows:
	2002			2001			2000
	Opened/ Acquired/	Closed/ Divested	Net Increase/ Decrease	Opened/ Acquired/	Closed/ Divested	Net Increase/ Decrease	Opened/ Acquired/	Closed/ Divested	Net Increase/ Decrease
Food and Liquor Group	86	267	(181)	138	38	100	64	29	35
General Merchandise & Apparel Group	19	26	(7)	44	245	(201)	73	54	19
Emerging Businesses	1	6	(5)	3	4	(1)	2	1	1

TOTAL	106	299	(193)	185	287	(102)	139	84	55

Strategy

In March 2002, the Company announced the results of a strategy review, which was the cumulation of a five-month assessment, across all businesses. The Company released a strategy of ""Group First, Brand second, Both winning"". The new strategy included the following initiatives:

  Simplified management and reporting lines. The number of CEO direct reports increased from four to nine.

  A new bonus structure for senior management, including non-financial indicators such as occupational health and safety and succession planning.

  Mandating the use of Retail Support Services across all brands. This was intended to remove duplication, and standardise processes and systems across the Company.

  Implementing an ""end-to-end"" supply chain strategy with common standards, processes and platforms.

  Implementing a Group wide strategy focussed on occupational health and safety to improve the company''s safety record.

  Review and progressively winding-down the existing shareholder discount card program.

  Expanding ""Operation Right Now"" which was launched in September 2001 specifically to General Merchandise & Apparel brands, to the rest of the Company including Retail Support, Food & Liquor Group, Supply Chain and Occupational Health and Safety.

  Increasing total capital expenditure across the Company to approximately A$800 million per annum.

In May 2002, the Company appointed UBS Warburg and later Caliburn Partnership to assist the board in reviewing a range of structural alternatives. This review was undertaken to monitor the Company''s progress against the strategy announced in March 2002 and to determine whether additional shareholder value could be obtained through structural change in the Company. On October 3, 2002, the Company announced that it had deferred this review until after the 2003 financial year, whereby it would be in a better position to assess the performance of the non-food brands through the busy Christmas trading period and first half of calendar 2003.

RETAIL OPERATIONS

FOOD & LIQUOR GROUP

These businesses represent the largest grouping in Coles Myer in terms of sales. At July 28, 2002 the Food and Liquor division operated 1,179 stores.

Coles

Coles Myer was one of the first Australian companies to move to food retailing through supermarkets. The Coles chain of full range supermarkets generally range in selling area from 20,000 to 50,000 square feet, with newer stores being around 30,000 square feet. Coles stores sell a full range of food and everyday household products, including both national brand items and products marketed under Coles'' own private labels. It operated 457 stores as at July 28, 2002.

With its emphasis on value-added ranges, Coles offers a fresh produce section, a delicatessen, fresh meat section and, in some stores, a bakery, as well as an extensive grocery range and some general merchandise and base apparel items. Greater emphasis has been placed over the past five years on the development of ready-to-eat meals and meal solutions, as well as adding a number of services, including bill payment facilities. Range localization has been a major focus, with stores stocking products to suit the tastes of the community in which they operate.

Coles'' stores, which are primarily located in the suburban areas of capital cities and large regional centers, are designed to appeal to a broad spectrum of customers through a combination of modern store appearance, convenience, and competitive prices. The Company introduced the ""Coles Express"" central business format supermarkets in 1997, in both Sydney and Melbourne. These ""mini-supermarkets"" have a selling area of around 7,000 and 10,000 square feet, and offer an increased range of ready-to-eat and pre-prepared meals together with a condensed dry goods range. Coles Express smaller format stores are now open in Victoria, New South Wales and Queensland.

Bi-Lo

Bi-Lo is a leading discount supermarket retailer in Australia, operating 196 stores as at July 28, 2002. Bi-Lo stores are smaller than Coles, with an average selling area of 12,500 square feet. Bi-Lo offers a traditional discount format and focuses on delivering a smaller range of fresh foods and groceries at competitive prices.

Over the last five years, Bi-Lo has driven growth through the extension and improvement of its fresh food offer over traditional dry grocery lines. Bi-Lo has been undertaking an extensive store refurbishment to incorporate a strong fresh food range and visual identity, which provides a point of difference from discount food competitors. 96.3% of Bi-Lo stores now feature fresh food departments.

During 2001, Bi-Lo introduced a range of house-brand products, which was intended to deliver further value for money and quality products to their customers. The range currently offers 1,000 products compared to only 500 products in December 2001. It is anticipated that the range will increase to 1,400 products in 2003.

Liquorland

Liquorland operated a chain of 508 liquor stores and 18 hotels as at July 28, 2002, located throughout Australia, except for Tasmania, and is the largest chain of retail liquor stores in Australia. Approximately 30% of stores are located adjacent to a Coles store, but the majority are freestanding stores. Liquor retailing is regulated in Australia, and requires licensing by the State in which the outlet is located. The licensing and regulating is conducted by State Government Liquor Authorities and State wide police agencies.

A fine wine store format, branded as ""Vintage Cellars"", commenced operations in 1993 and has since been rolled out nationally, with 79 stores in operation at July 28, 2002. In 1997, the Company launched the ""Quaffers"" discount liquor store bulk format and has since expanded to five stores

In April 2001, Liquorland (Australia) Pty. Ltd. announced a cash offer of A$1.20 per share to acquire all the ordinary shares in Australian Liquor Group Ltd (""ALG""). On June 19, 2001, Liquorland acquired 100% of the share capital of ALG. 17% of the issued capital of ALG and a commensurate proportion of the consideration is held in trust pending the outcome of a claim by ALG and Liquorland against the former Directors of ALG. During 2002, the acquired stores were re-branded as either Liquorland or Vintage Cellars.

In 2003, expansion will be a focus. A major growth opportunity has emerged in Victoria as the State''s liquor licensing cap is to be progressively phased out over the next three years, providing Liquorland with the potential to open more than 50 additional stores. A limit whereby a related group of parties was not able to hold more than 8% of the packaged liquor licenses in Victoria. From July 1, 2002 this cap is lifting to 10%, with other increases in the cap scheduled through to January 1, 2006, at which time no restrictions will apply.

Red Rooster

Red Rooster is a fast food chain focusing on a menu of chicken-based products. On May 27, 2002, CML sold this business to Australian Fast Foods Pty Ltd for $65.0 million.

At the time of sale, CML operated 247 Red Rooster stores throughout Australia.

GENERAL MERCHANDISE & APPAREL GROUP

Kmart

At July 28, 2002, Kmart operated 164 stores in Australia and New Zealand. Measured by sales, it is Australia''s leading discount department store business and sells a wide range of items, including sporting goods, toys, electrical appliances and apparel, with a mix of international and national brand names as well as private labels.

Kmart is positioned as a low cost, discount department store with ranges for the entire family. Kmart stores typically range in size from 50,000 to 85,000 square feet. They are typically located in suburban shopping centers in major cities and in larger regional shopping centers, and cater for the needs of a wide range of customers by offering an extensive variety of goods at discount prices.

The first Kmart was opened in Melbourne in 1969, and was a joint venture between Coles and the US based Kmart Corporation (""KMC""). The new business introduced the discount store concept to Australia. In 1978, Coles acquired full ownership of the joint venture.

In 1994, the Company renewed its License Agreement with KMC (described under Item 4, ""Information on the Company - Trademarks""), pursuant to which Coles Myer has the exclusive right to use the Kmart name in Australia and New Zealand. Coles Myer does not believe that there is a significant risk of the License Agreement being terminated in such manner that the termination would have a materially adverse impact upon the Company''s operations.

The World 4 Kids toy superstore format was integrated into Kmart''s operations during 1997, with support operations rationalized and costs removed from the brand. The final three remaining stores were closed during 2002. The World 4 Kids brand continues as a destination within the Kmart stores.

Kmart also operates in New Zealand, supplying basically the same ranges of goods as the corresponding businesses in Australia. The Company opened its first Kmart store in New Zealand in October 1988, and the chain had 11 stores operating at July 28, 2002.

The Company''s relevant New Zealand group subsidiary has entered into a License Agreement with KMC (described in Item 4, ""Information on the Company -- Trademarks""), pursuant to which that subsidiary has the exclusive right to use the Kmart name in New Zealand. Coles Myer does not believe that there is a significant risk of the License Agreement being terminated in such manner that the termination would have a materially adverse impact upon the Company''s operations.

Automotive Group

The Automotive Group consists of two automotive brands that trade under the names ""Kmart Tyre & Auto Service"" and ""Tyremaster Wholesale"". Kmart Tyre & Auto stores are often attached to a Kmart store, but are also situated on 49 stand-alone sites, which are in addition to the 164 Kmart stores mentioned above. Tyremaster also includes certain wholesaling activities nationally through five separate state locations. These businesses sell a range of automotive accessories and parts, and offer servicing and maintenance to fleet and private vehicle operators. Kmart Tyre and Auto Service is the only vehicle accessory and service operation within a discount store in Australia.

Officeworks

Officeworks is the Company''s retail brand of warehouse style office supplies superstores. The first store was opened in Victoria in 1994. These superstores are designed to supply small to medium sized businesses with a wide range of office supplies, including stationery, consumables, personal computers, facsimile machines, office equipment and furniture. Officeworks stores are on average 20,000 square feet.

At July 28, 2002, the Company operated 59 stores, located in all major Australian mainland cities. To continue its market penetration, a smaller store format has been developed for suitable sites of average 16,000 square feet in the Sydney suburbs of Punchbowl and Carlton (New South Wales) which were opened during 1998. In addition, a Central Business District (CBD) format store of 10,000 square feet was opened in Melbourne (Victoria) during 1998.

Target

Target''s core product ranges of ladieswear, menswear, childrenswear, ladies underwear and homewares are complemented by its home and general merchandise ranges. Apparel is predominantly Target-branded with national brands complementing the Target range in specific product groups. Merchandise is positioned as affordable, on-trend and high quality.

Target stores are typically located in suburban and some regional shopping centers, occupying an average of 60,000 square feet. Target operated 137 stores at July 28, 2002.

Target also operates a Baby Target concept, a baby superstore providing customers with a wide range and services for children 0-4 years of age, and their mothers.

In September 1998, Target opened a new concept homewares store, Target Home, in Melbourne (Victoria). The store was designed to build on Target''s strength in its homewares ranges and covers a selling area of 48,000 square feet. There are now eight Target Homes trading throughout Australia, usually adjacent to a standard Target format.

Target Country/Fosseys

A total of 122 stores trading as Target Country/Fosseys were operating as at July 28, 2002. The business focuses on retailing in rural communities. 114 Fosseys stores have been progressively rebadged to Target Country over the past two years. These stores, which leverage off the Target brand name, provide a localized merchandise offer, selected from the Target range, as well as services such as Fly Buys TM. Target Country/Fosseys is integrated within the Target business and is a predominantly rural, family convenience store with the merchandise offer being principally Target branded apparel and softgoods. Through integration, Target Country/Fosseys has been able to use Target''s infrastructure and national scale of operations, while maintaining its own business identity.

Myer Grace Bros

The Myer Grace Bros department stores business trades under the names Myer and Grace Bros. Grace Bros operates stores in the state of New South Wales and the Australian Capital Territory, and Myer is located in the remaining five states. The combined business operates full range department stores, with selling areas ranging from around 130,000 square feet up to 555,000 square feet in the Myer Melbourne (Victoria) flagship store.

Myer Grace Bros is positioned as a brand-focussed, value driven department store, providing a complete range of well-known national, international and private brands and good service in a pleasurable store environment. Myer Grace Bros operated 67 stores as at July 28, 2002. The larger stores are situated in downtown locations, with other stores positioned mainly as anchor tenants in suburban shopping centers and in major regional towns.

Myer Grace Bros is currently in the process of improving merchandise by adding new brands, refocussing and rebalancing its private labels and introducing a more responsive buying program. Customer service is also important to Myer Grace Bros. During 2002 the brand invested in more sales staff and service desks and more managers on the ""shop floor"". They have also provided training for over 23,000 of their employees to improve their selling and merchandising skills. The store environment is also improving with more open layouts, clear aisleways and better signage. These initiatives will be complemented by fresh new marketing programs in 2003 that reflect and reinforce the brand''s positioning strategy.

An electrical and furniture format, Megamart, was launched during 1999 originally under the Myer Grace Bros Banner. Seven Megamarts are currently trading throughout the country. Selling areas range from 72,000 to 91,000 square feet. The warehouse style Megamart stores feature a very broad range of electrical and furniture products. Innovations include sound and theatre rooms to allow customers to select from the latest audio systems, home theatres and new technologies, including DVD. A comprehensive range of indoor and outdoor furniture is stocked, complemented by a selection of homewares.

EMERGING BUSINESSES

On October 3, 2002, the Company announced that e.colesmyer would change its name to Emerging Businesses. However, throughout the financial year ended July 28, 2002, the segment was known as e.colesmyer.

The main aim of this segment is to provide specific services to the retail Brands and to be involved in the evolution of new business channels, technologies and ideas. Once these concepts have been proven within Emerging Businesses, they are then assimilated into the respective brands as appropriate.

Emerging Businesses is also responsible for the direct selling (catalogue and e-commerce) businesses of Coles Online, Harris Technology our online computer retailer, and Liquorland Direct. Over 73,000 items are offered through these Direct channels. Customers spent an average of A$400 per transaction during 2002, with over 530,000 transactions completed over the year.

Emerging Businesses'' ''front door'' is the online shopping and information portal www.colesmyer.com which features all the Company''s e-commerce and information Internet sites backed by its established retail brands. The site offers extensive product ranges, proven delivery methods, and high customer service standards.

As noted above, Emerging Businesses also manages a number of services for the Coles Myer Brands. They include Financial Services, customer databases, marketing services, and research. Databases managed include the Fly Buys TM database with more than 2.4 million active households (as at October 31, 2002), the database of 1.7 million Coles Myer branded private label cards, and point of sale data from Coles Myer retail stores.

RETAIL SUPPORT

Coles Myer has made a strategic shift from being an active portfolio manager of decentralized, autonomous business units to a Company that shares proprietary skills through its brand concept, and shares support activities through the creation of the Retail Support Services infrastructure.

Coles Myer''s Retail Support Services provides support functions to the retail brands and senior management. The aim is to reduce costs, improve efficiencies and provide leverage to the Coles Myer group through the coordination and integration of joint services. Retail Support Services also has a corporate function and develops policy across the Coles Myer group.

The main departments with Retail Support Services are Accounting Services, Logistics, Treasury, Taxation, Retail Property, Human Resources, Information Technology, and Legal, Risk Management and Compliance.

Finance

Coles Myer Finance Limited (""CMFL""), a wholly owned subsidiary, is the entity responsible for all funding and funds management for the Company. CMFL is the centralized treasury for Coles Myer which provides an integrated cash, debt and financial risk management service to Coles Myer, and operates in accordance with policies and authorities approved by the Board. CMFL operates as a managerial division of the Company, and not as a profit center.

As at July 28, 2002, the Company had no secured liabilities. The Company''s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the ""Negative Pledge""), and acceptance by investors of complementary Trust Deeds for public issues of bonds and notes.

The Negative Pledge is the basis of an unsecured borrowing structure, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of secured liabilities to total tangible assets at 40%. In addition, a pledge is given not to provide security over Company assets, in contravention of the terms of the Negative Pledge, without providing equivalent security to parties to the Negative Pledge. Similar ratio restrictions are included in Trust Deeds to provide a standard borrowing structure.

At July 28, 2002, all foreign currency borrowings were hedged to cover exposure to adverse exchange rate movements. Coles Myer''s interest rate risk management strategy is to have a minimum 50% of core debt hedged at fixed interest rates beyond 12 months in maturity. Core debt represents the Company''s long term, non-seasonal debt. See also Item 11 ""Quantitative and Qualitative Disclosures about Market Risk"" for a description of the Company''s hedging activities.

Credit Card Operations

On October 30, 2001, the Company launched the Coles Myer Card, a single ""smarter"" card that can be used across all the Coles Myer businesses. The Coles Myer card replaced more than 1.7 million existing Myer, Grace Bros, Target and Kmart private label cards. Moving to a single card was considered more convenient for our customers and enabled the Company to benefit from cost efficiencies. GE Capital Finance Australasia Pty Ltd (""GE""), a subsidiary of General Electric Capital Corporation of the U.S., provides retail credit for customers of various Coles Myer businesses, and for other retailers.

PURCHASING AND SUPPLIERS

All Coles Myer businesses have embraced the concept of developing a partnership approach with their suppliers to ensure customers have access to the quality, range and value they demand. The businesses are focused on developing mutually beneficial relationships with suppliers. This approach involves sharing plans and sales information, technologies and skills, and developing trust and cooperation with the Company''s 65,000 suppliers.

The Company generally does not enter into long-term purchasing agreements.

Agreements are entered into for the supply of products on a price and terms basis. Orders are placed with suppliers depending on the sales and stock levels of the product. This method allows the Company to retain maximum flexibility to adjust to changes in retail markets.

No segment of the Company is reliant to any material extent on a single supplier or purchasing contract. Coles Myer purchases substantial lines of Australian-made goods, but supplements its ranges with imported goods. The Australian Government formerly imposed tariffs on a wide variety of imported goods, however, these tariffs have been progressively reduced and from 1995 only selected imported goods remain subject to import duty.

The Company hedges against adverse foreign currency movements for directly imported goods.

COMPETITION

Coles Myer''s supermarkets operate in a particularly competitive retail sector. Coles and Bi-Lo compete against the large national Woolworths supermarket chain (operating as ""Safeway"" in Victoria). Independent operators, regional chains, and convenience and specialty stores provide further competition. During 2001, the German-based international supermarket chain Aldi commenced operations in Australia by opening its first supermarket in New South Wales.

Liquorland competes against other non-brewery and brewery-affiliated retail chains, including those owned and operated by national retail chains, as well as sales of bottled liquor by hotels and single store liquor retailers.

The Company has a strong position in Australia in the discount store market through Kmart and the junior department store market through the Target and Target Country/Fosseys chains. These chains compete against other chains such as Woolworths'' Big W, Millers Retail for apparel, and against numerous operators of small chains or single specialty stores. In New Zealand the discount store market is less well developed in terms of stores similar to the Kmart style of operation. The major existing store chains of comparable type are Deka and The Warehouse.

The department store brands, Myer and Grace Bros, face national competition from David Jones, Harvey Norman and Harris Scarfe, as well as a number of largely regional competitors. General competition is provided by specialty store operators and discount stores.

ADVERTISING AND PROMOTION

The Company''s business units are major advertisers in both print and electronic media. To accommodate the range of marketing programs across the company a variety of different strategies and media are utilized. Advertising expenditure in 2002 was A$323.0 million, which compares with A$314.5 million in 2001.

The Company has continued to centralize some key components of the advertising process to take advantage of economies of scale or new technology solutions. This has involved consolidating advertising with one or a small number of suppliers or bringing part or the whole function in-house. The purchasing of media and the distribution of catalogues are activities, which have been consolidated to one media buyer and a small number of printers and distributors. Increasingly, the production work on catalogues is now done internally to maximize the benefit of new technology, simplify the process and lower costs. Each of the business units selects their own advertising agencies to develop the creative concept.

In packaging design a similar model is used with all stages of the process managed internally being supported by external design studios.

In August 1994, the Company launched Fly Buys TM, the first major retail loyalty program offered in Australia. Other major participating companies were National Australia Bank and Shell. Fly Buys TM is a customer loyalty program similar to the Air Miles frequent buyer promotion in Canada. It is a joint venture between Coles Myer and National Australia Bank. Membership of Fly Buys TM is free, with members issued a card to present at point of sale when shopping.

In October 1998, the Company relaunched the Fly Buys TM program. The revised program allows each brand to use Fly Buys TM to sell particular products (via bonus offers on those products and VIP points) and to manage the cost of their participation in the program. Fly Buys TM has over 2.4 million active member households (average 2.2 cards per household) as at October 31, 2002 and is a rich source of behavioural and demographic customer information.

Analysis of the Coles Myer Card and Fly Buys customer attributes and other customer activity continues to provide opportunities for growth through better targeted product and service delivery. Targeted campaigns to date have achieved up to 36% response rates.

TRADING HOURS

Coles Myer and other large stores are now permitted to trade every day including Sunday in most Australian states. In the past 12 months Queensland has allowed widespread Sunday trading in the south east corner of the state - the most populous section. Tasmania moved to deregulated trade on December 1, 2002. These recent changes have provided new trading opportunities for the Company. Even the states yet to adopt widespread Sunday trading, do allow it in the central business areas of their capital cities and in many tourist areas.

REGULATION

The Trade Practices Act 1974 (the ""Act"") is the Australian Federal legislation which impacts most directly and widely on the retail activities of Coles Myer, including the following areas:

Product Liability

Strict product liability exists in Australia. This regime is substantially based on the European Community Product Liability Directive and provides that a person who is injured, or whose property is damaged as a result of defective or unsafe goods, has a right to compensation from the manufacturer without the need to prove negligence or breach of contract. The Act provides that this regime cannot be excluded, restricted or modified by contract. This regime also substantially widens the classes of persons who might sue, and extends the definition of ""manufacturer"" to include ""importer"" as well as ""supplier"" in some circumstances.

Restrictive Trade Practices

In 1993, the Act was amended to prohibit acquisitions of shares or assets, which have the effect of substantially lessening competition, unless such acquisitions are authorized by the Australian Competition and Consumer Commission utilizing public benefit criteria.

A further amendment was an increase in penalties for contravention of Part IV (the Restrictive Trade Practices) of the Trade Practices Act. The penalties increased to a maximum of A$10 million for a body corporate, per offense, and a maximum of A$500,000 per offense for individuals.

Unconscionable Conduct

In 1998, the Act was further amended to introduce a specific prohibition against ""unconscionable conduct in business transactions"". This amendment was introduced to provide small businesses with further protection in their commercial dealings with large corporations. This provision sets out several factors which a Court must consider in determining whether unconscionable conduct has occurred. The provision originally only applied to transactions under A$1 million. However, in July 2001 the transactional limit was increased to A$3 million, which extends the coverage considerably.

Consumer Protection

In July 2001, the maximum penalty for a contravention of Part V (Consumer Protection Provisions) of the Act was increased to A$1.1 million for corporations (from A$200,000) and A$220,000 for individuals (from A$40,000).

Retail Grocery Industry Code of Conduct

Following a parliamentary inquiry into retailing, a voluntary retail grocery Industry Code of Conduct was established in August 2000, to apply to vertical relationships in the retail grocery industry. Coles Myer supports the introduction and application of this Code and is a signatory.

Goods and Services Tax

The GST was introduced in Australia on July 1, 2000. The pre-tax cost to the Company of setting up systems prior to July 2000 to ensure compliance with GST was A$138.5 million. The Company did not incur during 2002, nor does it expect to incur in the future, any material expenditure in relation to the ongoing compliance with the GST.

Changes to Business Taxation

With effect from July 1, 2002, the Company can elect that all its wholly owned Australian resident subsidiaries and itself should be treated as a consolidated group for income tax purposes. If Coles Myer makes such an election, the group will be taxed as a single entity so that all intra group transactions will be ignored.

A formal decision to consolidate has not yet been made but it is anticipated that a consolidated tax group will be formed with effect from July 29, 2002.

Under tax consolidation rules, franking credits currently held within wholly owned Australian resident subsidiaries will be pooled and will be available to frank Coles Myer Ltd.''s dividends. All franking credits that arise after tax consolidation will belong to Coles Myer Ltd. and will be available to frank its dividends.

Changes have been made to the imputation system and, subject to certain conditions, Coles Myer Ltd is now able to determine the amount of franking credits that it will allocate to its dividends. Previously, dividends had to be franked to the maximum extent possible.

In practice, it is expected that Coles Myer Ltd. will continue to frank its dividends to the maximum extent possible.

INSURANCE

All businesses in the Company are covered for material losses by insurance policies, including property, liability, workers'' compensation and marine transit insurance. A share of the Company''s general and property insurance is carried by a wholly owned subsidiary company located in Singapore. Insurance companies not related to the Company cover catastrophe insurance. The Company has a risk management program and is self-insured for workers'' compensation in most Australian states.

TRADEMARKS AND LICENSES

Trademarks

The Company is entitled, by virtue of a License Agreement with Kmart Corporation (""KMC""), to the exclusive right to use the ""Kmart"" name, service marks, and trade marks in Australia. The license extends until 2018 with unlimited further renewals for five years at a time at the Company''s election. In consideration for the license, the Company pays an annual fee to KMC based on gross sales revenue per fiscal year, but not exceeding A$5 million for Australia and NZ$1 million for New Zealand. The License Agreement with KMC is still in force despite KMC filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code during the year.

Coles Myer has the right to exclusive use of all material trademarks and business names of its businesses referred to in this Annual Report in all its trading jurisdictions.

Licenses

Liquor retailing in Australia is regulated by the respective State Governments. Strict licensing regimes operate in each state which require the Liquorland brands (Liquorland, Vintage Cellars and Quaffers) to hold licenses for each of its retail locations. The Company is not aware of any action or proposed action that would invalidate any of its retail licenses. See also comments on deregulation of liquor licenses in Victoria on page 12.

C. ORGANIZATIONAL STRUCTURE

The Coles Myer Group consists of Coles Myer and its subsidiaries, which conduct business in Australia and New Zealand. A complete list of subsidiaries and their details can be found at Note 32 to the Financial Statements. Of these subsidiaries, the following were significant subsidiaries of Coles Myer at July 28, 2002:

  Coles Supermarkets Australia Pty. Ltd.

  Kmart Australia Ltd.

  Myer Stores Ltd.

  Target Australia Pty. Ltd.

All the significant subsidiaries are wholly owned and incorporated in Australia.

D. PROPERTY, PLANT AND EQUIPMENT

As at July 28, 2002, the Company operated a total of 1,787 stores in Australia and New Zealand, with total selling area of 43.0 million square feet. Properties include locations in downtown shopping areas, regional and minor shopping centers, strip retail locations, and freestanding stores.

Coles Myer is constantly engaged in new store development and refurbishment of existing stores. This process has resulted in an upgrading of the network of retail sites.

Leases entered into by the Company generally comprise a base rental together with a rental payment related to a percentage of sales turnover. Leases generally range for terms of 10 to 25 years, and usually provide options for the Company to extend the lease terms. The vast majority of the premises occupied are leased, as distinct from freehold (owned).

At July 28, 2002, the Company''s owned property portfolio was recorded at A$612.1 million, held either directly, or indirectly through investments in property joint ventures. The majority of this portfolio is held in the Sydney Central and Cairns Central shopping centers as well as the flagship Myer store in Melbourne. The Company recently sought expressions of interest for the sale of Sydney Central Plaza shopping center. These expressions of interest were received by November 8, 2002. The Company is currently in the process of reviewing these expressions of interest to determine a short list of parties who will undertake a detailed due diligence.

It is the Company''s policy to undertake revaluations of freehold and investment properties with sufficient regularity to ensure that the carrying amount of property does not differ materially from its fair value at balance date. This is in accordance with Australian Accounting Standards. The latest valuation, undertaken during 2002, resulted in a net decrease in the aggregate book value of properties and investments in property trusts by A$4.2 million. See also Notes 1(i) and (j), and 11 to the Financial Statements included in Item 18.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The discussion below contains certain forward-looking information. See comments regarding ""Forward-Looking Statements"" on page 1 of this Annual Report. Comparative amounts for 2001 have been reclassified to ensure comparability with the current reporting period.

RETAIL TRADING ENVIRONMENT

Australian economic growth has been strong during the 2002 financial year, with low interest rates and a surge in housing boosting the economy. Growth is expected to slow during 2003, with the housing market slowing and exports weakening, due to a combination of drought and slow global recovery. The Federal Government forecasts GDP growth for 2003 to be 3%, after a solid 3.8% in the 2002 financial year.

Retail sales grew significantly in 2002, due to the surge in home building, low interest rates, increase in wealth due to house price increases and steady job growth. Retail growth is forecast to slow in 2003 as housing activity slows and interest rates rise. The slowdown is forecast to be modest, however, due to continuing solid wage and salary growth. Real (inflation adjusted) retail sales were up by 6.6% in the year to June 30, 2002. Nominal retail sales growth (including inflation) is also on a high, up 8.6% in the year to June 2002. Nominal retail sales in July 2002 (percentage change on July 2001) for food was 8.1% and non-food 8.4%.

Volume growth for food retail sales has been strong, as prices (particularly for fresh produce) moderate and as consumers purchase products that are of higher quality or have more value added. Likewise, non-food retailing enjoyed a very strong year with volume growth of 8.8%, as prices were kept in check despite heavy demand.

The US sharemarket downturn has contributed to stable Australian interest rates, though as sharemarkets settle, interest rates are expected to rise again. This will dampen some discretionary household spending. Not only do higher interest rates affect income available for spending due to increased mortgage repayments, they also generally reduce the willingness to spend on credit, feeding through negatively to consumer sentiment.

Consumer sentiment has experienced fluctuations over the past year. It has most recently been affected by significant volatility in overseas financial markets and concern about the impact of this on the global economy. Factors supporting confidence include the strength of the labour market and job vacancies data and ongoing low interest rates. In addition, the drought currently prevailing in many regional areas in Australia, is having a negative affect on confidence in rural Australia.

CRITICAL ACCOUNTING POLICIES

During December 2001, the SEC issued disclosure guidance for ""critical accounting policies"" as those that require application of management''s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company''s significant accounting policies are described in Note 1 to the Financial Statements. Not all of these significant policies require management to make difficult, subjective or complex judgements or estimates. The following disclosure is intended to provide an enhanced level of understanding of the polices that could be deemed to be critical within the SEC definition, and their impact on Coles Myer''s financial statements. These judgements involve assumptions or estimates in respect of future events, which can vary from what is forecast. However, the Company believes that its financial statements and its ongoing review of the estimates and assumptions utilised in preparing those financial statements, is appropriate to provide a true and fair view of Coles Myer''s financial performance and position over the relevant period.

The following are considered critical accounting policies of Coles Myer:

Accounting for provisions

The Company holds provisions in respect of a range of future obligations such as employee entitlements, onerous contracts, surplus lease space, workers compensation and self-insured risks. Some of the provisions involve significant management judgement about the likely outcome of various events. If these judgements are not correct, some of the provisions held by the Company could be misstated.

Net realizable value of inventory

All stock of finished goods on hand or in transit is valued at the lower of cost or net realizable value. Net realizable value is determined after a detailed review by management, taking into consideration amongst other factors, stock levels, stock turnover, marketing programs and current margins. The Company considers the assumptions used in the calculation to be reasonable and supportable in the existing economic environment.

Carrying value of non-current assets

The carrying value of all non-current assets does not exceed their recoverable amount. Recoverable amount is determined by reference to the amount expected to be recovered from the discounted net cash flows arising from the assets'' continued use and subsequent disposal. Each reporting period, the Company reviews the non-current assets for possible impairment issues. If impairment issues are found, the Company is required to make an assessment as to whether the carrying amount of the asset identified remains fully recoverable. In making this assessment, the Company compares the current carrying value to the market value where available or the value in use. Determination of the value in use requires the Company to make assumptions and use estimates. The historical experience of the Company has shown that management''s judgement on these issues required in the past has been reasonably accurate. The Company considers the assumptions used in the calculation to be reasonable and supportable in the existing economic environment.

Volume Rebates

Volume related supplier rebates are recognised as a reduction in the cost of inventory and are released to income as and when the inventory is sold. The portion of supplier volume rebates, which support promotional activities, is taken to income as and when the promotional activity takes place.

There is inconsistent treatment by retailers in the accounting for supplier promotional rebates. Recent trends have been for all forms of supplier volume rebates, including those that support promotional activity to be treated as a reduction of inventory cost, deferring the recognition of the income to as and when the inventory is sold.

On November 21, 2002, the Emerging Issues Task Force (EITF) reached a consensus that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor''s products. However, the presumption can be overcome if the consideration is either a reimbursement of costs incurred or payment for assets or services delivered to the vendor. As a result, the Company is intending to amend its accounting for supplier promotional rebates in the 2003 financial year. This will result in a one-off impact to profit during 2003, the amount of which is still being quantified by the Company.

The one-off impact to profit will be evidenced by a reduction in the amount recognised for either reimbursement for costs incurred, or payment for assets or services, with a corresponding reduction in the carrying value of stock.

OFF BALANCE SHEET ARRANGEMENTS

The Company has investments in the following associated entities, which are accounted for under the equity method:

  CMS General Trust -- trust arrangement that owns and operates the Cairns Central Shopping Center.

  Fly Buys Partnership -- a customer loyalty program whereby customers accumulate points on their shopping purchases in order to redeem awards such as free travel and accommodation.

  Quids Technology Pty. Ltd. -- a software developer involved in developing software for two of the Company''s retail businesses.

Refer to Note 10 to the consolidated financial statements included at Item 18, for further details.

Additionally, the Company has contracted, non-cancellable lease expenditure commitments not provided for in this financial report. For the purposes of US GAAP, transactions relating to certain of these leases are adjusted. Further details of these commitments are outlined in Commitments for Expenditure on page 30 and in Note 30 to the consolidated financial statements included at Item 18.

CONSOLIDATED RESULT

2002 compared with 2001

Dividend

A fully franked final dividend of A$0.12 per share was declared on all fully paid ordinary shares registered as at October 18, 2002, and paid on November 11, 2002. The final dividend, combined with the interim dividend of A$0.135 per share, represented an annual dividend of A$0.255 per share. This was consistent with the 2001 interim and final dividends, however, 2001 also included a special dividend of A$0.10 cents per share which was not repeated in 2002.

Sales

Retail sales in 2002 increased 8.0% to A$25,688.7 million from A$23,779.6 million in 2001. GST is not included in reported sales.

Income from Operations *

The Company''s 2002 Income from Operations was A$584.7 million for the 52 weeks ended July 28, 2002, which represents an increase of 73.1% from A$337.7 million in 2001. The increase was due to reduced operating costs and the absence of restructuring expenses, closure costs and asset write-downs that impacted 2001.

The proportion of total sales represented by cost of goods for the 2002 year was 75.6% compared with 74.7% in 2001. The proportion of selling and occupancy and administrative expenses to total sales was 25.0% (2001 26.9%).

Interest and Tax

Net interest expense decreased from A$108.7 million in 2001 to A$75.5 million in 2002, with the Company benefiting from reduced debt levels and lower interest rates. This includes A$12.4 million (2001: A$6.7 million) in interest received by the Company from the Coles Myer Employee Share Plan for the funding facility, first provided by the Company in 1994. Refer page 43 for further details of the Coles Myer Employee Share Plan. Interest income relating to this facility is difficult to predict, as the Plan relies on funds from the exercise of options and dividend income. The average finance rate decreased to 6.2% in 2002 from 6.7% in 2001.

The effective tax rate for 2002 was 28.5% (2001: 32.7%). This was predominantly due to the fall in the Australian corporate tax rate from 34% to 30% during the year.

* Income from operations is calculated as profit before interest and tax, and loss on sale of plant and equipment.

Net profit

The Company''s net profit according to Australian GAAP increased from A$140.2 million in 2001 to A$345.0 million.

The Company''s net profit according to U.S. GAAP increased from A$166.5 million in 2001 to A$310.7 million in 2002. The difference between the 2002 net profit according to Australian GAAP and 2002 net profit according to US GAAP is detailed in Note 30 to the consolidated financial statements included at Item 18.

2001 compared with 2000

Dividend

A fully franked final dividend of A$0.12 per share was declared on all fully paid ordinary shares registered as at October 17, 2001, and paid on November 12, 2001. The final dividend, combined with the interim dividend of A$0.135 per share, and special dividend of A$0.10 per share, represented an annual dividend of A$0.355 per share, an increase on the 2000 dividend which was A$ 0.270 per share.

Sales

Retail sales for the year fell 1.6% to A$23,779.6 million from A$24, 159.9 million in 2000. The results for 2001 reflect 52 trading weeks compared to 53 trading weeks in 2000. The increase in sales based on equivalent weeks per year and adjusting for the removal of the Wholesale Sales Tax was 5.5%.

Income from Operations

The Company''s 2001 Income from Operations was A$337.7 million for the 52 weeks ended July 29, 2001, down 40.1% from A$564.0 million in 2000. The decrease was due to restructuring and closure costs and asset write-downs that are further discussed below.

The proportion of total sales represented by cost of goods for the 2001 year was 74.7% compared with 72.4% in 2000. The proportion of selling and occupancy and administrative expenses to total sales was 26.9% (2000 27.7%).

The Company recorded significant items of expenditure totalling A$245.9 million in 2001 (2000: A$260.2 million loss) which reflected the following items:

  General Merchandise and Apparel restructuring costs, including stock write downs and staff termination benefits, A$148.2 million:

  Write-down of assets to recoverable amounts: A$48.0 million.

  Provision recognized for onerous contracts: A$49.7 million. For the purposes of US GAAP, this provision has been adjusted. Further details are outlined in Note 30 (n) to the consolidated financial statements included at Item 18.

Interest and Tax

Net interest expense decreased from A$115.8 million in 2000 to A$108.7 million in 2001, with the Company benefitting from reduced debt levels. The average finance rate increased to 6.7% in 2001.

The effective tax rate for 2001 was 32.7% (2000: 32.9%). Tax expense was increased by a one-off adjustment of A$3.2 million due to the recalculation of deferred tax balances as a result of a change in the Australian corporate tax rate from July 1, 2001.

Net profit

The Company''s net profit according to Australian GAAP decreased from A$278.3 million in 2000 to A$140.2 million in 2001.

The Company''s net profit according to U.S. GAAP decreased from A$308.1 million in 2000 to A$166.5 million in 2001. The difference between the 2001 net profit according to Australian GAAP and 2001 net profit according to US GAAP is detailed in Note 30 to the consolidated financial statements included at Item 18.

RETAIL RESULT

Food & Liquor Group

2002 compared with 2001
	2002	2001	Change

Sales (A$M)	15,892.4	14,468.6	9.8%
Income from Operations (A$M)	558.6	522.1	7.0%
Stores	1,179	1,360	(181)
Selling area (M.sq.ft)	15.244	14.500	5.1%

At July 28, 2002, the Food and Liquor operations comprised Supermarkets (Coles, Bi-Lo, Pick ''n'' Pay, Newmart, Coles Express, and Fast & Fresh), Liquorland (including Vintage Cellars, ALG and Quaffers) which collectively accounted for 61.9% of the Company''s total sales in 2002 (2001: 60.8%). Red Rooster was sold on May 27, 2002.

Total selling area for the Food and Liquor group increased by 5.1% from 14.500 million square feet as at July 29, 2001 to 15.244 million square feet as at July 28, 2002. Retail sales for this group increased by 9.8% to A$15,892.4 million (2001: A$14,468.6 million). Income from Operations increased by 7.0% to A$558.6 million (2001: A$522.1 million).

Increased sales growth was achieved in our supermarkets, which was aided by the acquisition of 35 new stores acquired from Franklins, a previous competitor that closed or sold all of their stores during the year. Excluding the Franklins acquisition, 16 new stores were opened across Australia.

Liquorland continued to grow aided by the acquisition of the Leda Hotel Chain (Leda) and Australian Liquor Group (ALG) in late 2001. These stores were ""rebranded"" during 2002 as either Liquorland or Vintage Cellars.

Red Rooster is a fast food chain focusing on a menu of chicken-based products. On May 27, 2002, CML sold this business to Australian Fast Foods Pty Ltd for $65.0 million.

At the time of sale, CML operated 247 Red Rooster stores throughout Australia.

2001 compared with 2000
	2001	2000	Change

Sales (A$M) (1)	14,468.6	14,221.0	1.7% (2)
Income from Operations (A$M) (1)	522.1	410.3	27.2%
Stores	1,360	1,260	100
Selling area (M.sq.ft)	14.500	13.867	4.6%

(1) Results for 2001 reflect 52 trading weeks compared to 53 trading weeks in 2000.

(2) Sales growth adjusted for the 53rd week and WST is 6.4%.

At July 29, 2001, the Food and Liquor operations comprised Supermarkets (Coles, Bi-Lo, Pick ''n'' Pay, Newmart, Coles Express, and Fast & Fresh), Liquorland (including Vintage Cellars, ALG and Quaffers) and Red Rooster, which collectively accounted for 60.8% of the Company''s total sales in 2001 (2000: 58.9%).

Total selling area for the Food and Liquor group increased by 4.6% from 13.867 million square feet as at July 30, 2000 to 14.500 million square feet as at July 29, 2001. Retail sales for this group increased by 1.7% to A$14,468.6 million (2000: A$14,221.0 million). Income from Operations increased by 27.2% to A$522.1 million (2000: A$410.3 million).

Supermarkets achieved the strongest sales growth in the Food and Liquor division. Dry grocery market share rose over the year from 32.7% to 33.8%. Using Australian Bureau of statistics (ABS) data for food and liquor, the market share rose from 23.8% to 24.4%. During the year, 31 supermarkets were opened and 35 refurbishments undertaken.

Coles continued to improve its customer offer during 2001. This included the development of the Coles premium range of house-brand products, the introduction of bill payment facilities in all Coles stores, strengthened promotional campaigns, including Dollar Dazzlers, and ongoing enhancements to the range.

Bi-Lo delivered another year of strong sales expansion during 2001, reflecting growing customer demand for its value-for-money offer. Bi-Lo continued to improve its fresh food offer with 96% of its stores now featuring fresh food departments.

Liquorland recorded solid sales and earnings growth during 2001 in a period of significant competition and industry rationalization. The acquisition of ALG in June 2001, comprising 1 hotel and 41 stores, and the Leda Hotel Group in July 2001, comprising 10 hotels and 21 stores, is expected to enable consolidation of the on-premise business in Queensland and enable further penetration of packaged brands. Excluding the acquisitions, 33 stores were opened during 2001.

Red Rooster experienced a difficult year, as the GST reduced customer demand and a significant rise in chicken prices increased costs. As a result, sales weakened and a small loss from operations was recorded for 2001.

General Merchandise & Apparel Group

2002 compared with 2001
	2002	2001	Change

Sales (A$M)	9,518.1	9,040.2	5.3%
Income (loss) from Operations (A$M)	95.1	(119.3)	179.7%
Stores	603	610	(7)
Selling area (M.sq.ft)	27.722	20.159	37.5%

The General Merchandise and Apparel (""GM&A"") Group includes the Kmart, Officeworks, Target, Target Country/Fosseys, Myer Grace Bros, and Megamart businesses.

Sales for the year increased 5.3% compared to a decrease of 7.3% in 2001. During 2001, the GM&A Group underwent a review of its operations and strategy. The sales and profit turnaround in 2002 is considered to be as a direct result of this review. Cost-cutting initiatives are progressively being implemented. Many of the savings are being reinvested all the GM&A brands.

Kmart and Officeworks achieved strong sales growth during 2002. Income from Operations was reduced in Kmart as a result of the introduction of the ""lowest price guarantee"" policy which adversely affected margins.

Officeworks increased their number of stores from 51 to 59 and introduced new ""technology centres"" offering a complete range of computer software and products, staffed by fully trained technical experts.

Target reported Income from Operations in 2002, following the loss reported in 2001. Inventory levels were lower than in 2001. The result was underpinned by improved performances across all apparel categories with the new merchandise ranges trading well at stronger margins. This compares with aggressive markdowns of excess stock in 2001.

Myer Grace Bros experienced a difficult year in 2002 with their results below management expectations. Increased marketing and aggressive markdowns were applied to sustain sales momentum and clear stock, but as a result margins were weakened. A new managing director was appointed in May 2002 to assist in rebuilding this brand.

2001 compared with 2000
	2001	2000	Change

Sales (A$M) (1)	9,040.2	9,753.3	(7.3)% (2)
Income (loss) from Operations (A$M) (1)	(119.3)	180.0	(166.3)%
Stores	610	811	(201)
Selling area (M.sq.ft)	20.159	27.746	(27.3)%

(1) Results for 2001 reflect 52 trading weeks compared to 53 trading weeks in 2000.

(2) Sales growth adjusted for the 53rd week and WST is 0.5%

The GM&A Group included the Kmart, Officeworks, World 4 Kids, Target, Myer Grace Bros, and Megamart businesses. The Group experienced a challenging 2001, with sales rising by 0.5% excluding WST and week 53 in 2000. Factors contributing to the Loss from Operations were customer dissatisfaction with Myer Grace Bros'' service and range, excessive inventory clearances at Target, and Kmart''s effort to maintain sales by reducing prices and increasing promotional activity.

The GM&A Group underwent an extensive review of its operations. This resulted in a major rebuild program, focussing on brand positioning, cost savings, improved efficiencies and increased competitiveness. The benefits are expected to be delivered by optimizing the supply chain, simplification of processes, organizational restructuring and integrated merchandising.

The Kmart Australia profit result for 2001 was adversely affected by its effort to maintain sales, particularly in the second half of the year, by reducing prices and increasing promotional activity in advance of offsetting cost reductions. Kmart''s store refurbishment program continued during 2001, including fit-outs of the newsagency, apparel and bed, bath and kitchen destinations. Kmart''s inventory at year-end was 10.3% higher than 2000, with the majority of the increase represented by non-apparel goods.

Kmart New Zealand experienced weaker sales during 2001. An offer from The Warehouse Group to purchase Kmart New Zealand was rejected. A business improvement plan was undertaken, which included the raising of a provision for onerous contracts of A$49.7 million during 2001. For the purposes of US GAAP, this provision was adjusted. Further details are outlined in Note 30 (n) to the consolidated financial statements included at Item 18.

Officeworks delivered another strong performance during 2001, with double-digit sales growth and margin expansion. The network increased to 51 stores and the product range expanded in conjunction with its house-brand program.

Target had a difficult year during 2001, experiencing a decline in Income from Operations to report a loss. Margins were severely impacted by major stock clearances and weak apparel demand.

Remedial action was undertaken, supported by Operation RIGHT NOW. Target focused on the right positioning, operational efficiencies and delivering on-trend, high quality merchandise at affordable prices. A write-down of inventory was undertaken during 2001 with more disciplined product management, including faster stock clearance policies and range reviews.

While Target''s retail sales rose by 8.6% (excluding WST and week 53 in 2000) as a result of aggressive clearance activity, margins fell significantly. All aged excess seasonal apparel that was identified in February 2001 was cleared. Target was progressing through the liquidation of discontinued Home & Entertainment hard-line stock, which was announced in July 2001. Target''s year-end inventory levels were 20.6% lower than 2000.

Myer Grace Bros experienced weak demand and a poor post-Christmas clearance in 2001, impacted by customer dissatisfaction with service and product range. Income from Operations declined to a loss for the year. This reflected re-investment in the business as part of the rebuild process, as well as additional markdowns to clear seasonal stocks. Inventory was down 6.1% at July 29, 2001, relative to the prior year.

Major initiatives undertaken during 2001 included increased floor staff in all stores, relocated and increased transaction centers and improved store layouts with clear aisles and logical merchandise flows. Many new brands were introduced, particularly in apparel, making stores more fashionable and on-trend.

Emerging Businesses

2002 compared with 2001
	2002	2001	Change

Retail sales (A$M)	304.9	291.9	4.5%
(Loss) from operations (A$M)	(14.3)	(48.7)	70.6%
Stores	5	10	(5)
Selling area (M.sq.ft)	0.02	0.07

The aim of this segment is to drive the evolution of new business channels, technologies and ideas. This segment includes the businesses of Coles Online, Harris Technology, Officeworks Direct, Liquorland Direct, Kmart Online and Target Online. Myer Direct was sold on November 27, 2001 with settlement occurring on February 1, 2002.

Customer acceptance of Coles Online and Harris Technology resulted in increased sales during the year, despite the settlement of the sale of Myer Direct in February 2002.

This segment was responsible for the release of the ""Coles Myer Credit Card"" during the year which became Australia''s largest private label credit card with over 1.7 million card holders. This new card consolidated the existing brand-based cards across the group into one single card, with the aim of providing more convenience to our customers and cost efficiencies to the Company as a whole.

2001 compared with 2000
	2001	2000	Change

Retail sales (A$M) (1)	291.9	195.5	49.3% (2)
(Loss) from operations (A$M)	(48.7)	(13.6)	(258.1)%
Stores	10	11	(1)
Selling area (M.sq.ft)	0.07

(1) Results for 2001 reflect 52 trading weeks compared to 53 trading weeks in 2000.

(2) Sales growth adjusted for the 53rd week and WST is 23.4%

Emerging Businesses was created as a separate segment by the Company for the first time in 2001, when it was known as e.colesmyer. Emerging Businesses includes the businesses of Coles Online, Myer Direct, Harris Technology, Officeworks Direct, Liquorland Direct, Kmart Online and Target Online.

Emerging Businesses retail sales rose by 23.4%, excluding WST and week 53 in 2000. While Officeworks Direct and Harris Technology were profitable, Emerging Businesses overall reported a loss from operations of A$(48.7) million. The result was impacted by costs associated with infrastructure development for Coles Online and investments in financial services and electronic procurement infrastructure.

Given the challenges of these emerging e-businesses, the Company wrote-down A$20.2 million (post-tax) of property, plant and equipment. Myer Direct''s results were unsatisfactory and the Company announced its sale to Ezibuy, a New Zealand catalogue business on November 27, 2001.

Customer support for the development of Coles Online was strong, but the business needed to build economies of scale to be viable.

Property and Unallocated

2002 compared with 2001

Property and unallocated loss from operations increased by 233.7% from A$16.4 million in 2001 to A$54.7 million in 2002. This loss does not include any direct retail expenses, which are charged by Retail Support Services to the retail brands by way of Service Level Agreements.

Unallocated or corporate related expenses rose during the year due to one-off and irregular types of expenses. These included executive changeover costs, special projects and consultants costs and higher shareholder costs due to the review of the Shareholder Discount Card.

Property disposal cash proceeds of A$28.9 million were received during 2002, compared with A$106.7 million during 2001 as less property was sold during the year. Property rental income increased from A$31.7 million in 2001 to A$37.8 million in 2002. A net gain from property disposals of A$15.0 million was recorded in 2002 compared with A$21.6 million in 2001. The book value of the property portfolio at year-end was A$612.1 million (2001 A$631.1 million).

2001 compared with 2000

Property and unallocated loss from operations increased by 28.1% from A$12.7 million in 2000 to A$16.4 million in 2001. This did not include any direct retail expenses, which were charged by Retail Support to the retail brands by way of Service Level Agreements.

Property disposal cash proceeds of A$106.7 million were received during 2001, compared with A$24.2 million during 2000. Property rental decreased from A$35.8 million in 2000 to A$31.7 million in 2001 due to a smaller number of properties within the portfolio. A net gain from property disposals of A$21.6 million was recorded in 2001 compared with a loss of A$0.7 million in 2000. The book value of the property portfolio at year-end was A$631.1 million.

B. LIQUIDITY AND CAPITAL RESOURCES

Financial Profile

	2002	2001	Change

Net finance expense (A$M)	75.5	108.7	(30.5)%
Tax (A$M)	137.2	68.0	101.8%
Effective tax rate	28.5%	32.7%	(4.2)%

Operating cash flow before interest and tax (receipts from customers less payments to suppliers and employees) increased by A$338.7 million or 36.0% due to increased Income from Operations.

Capital expenditure on property, plant and equipment during 2002 totalled A$507.7 million (2001: A$492.7 million). Other capital expenditure of A$70.4 million (2001: A$147.7 million) predominantly related to the acquisition of 35 ex-Franklins stores. Disposal of assets released A$91.2 million in 2002 compared with A$140.5 million in 2001. Capital expenditure in 2003 is expected to increase to approximately A$800.0 million and continues to be predominantly funded from operating cash flow.

Total long-term debt was A$1,552.8 million at July 28, 2002, compared with A$1,671.4 million at July 29, 2001.

Net debt at July 28, 2002 was A$702.1 million, 42.5% lower than A$1,221.1 million at July 29, 2001. The gearing ratio of net debt to total capital (being net debt to net debt and equity) decreased from 27.3% at July 29, 2001 to 17.5% at July 28, 2002. Net borrowing costs decreased by 30.5% to A$75.5 million. Net borrowing costs cover ratio increased from 5.3 times to 7.5 times. The average finance rate decreased from 6.7% at July 29, 2001, to 6.2% at July 28, 2002.

Working capital was A$1,097.2 million at July 28, 2002, which represented an increase of A$69.6 million or 6.8%. The Company is of the opinion that this level of working capital will be sufficient for its present requirements.

Coles Myer Finance Ltd (""CMFL"") operates a number of different borrowing programs. These consist of:

  An A$3,000.0 million Debt Issuance Program with MTN issues equivalent to A$562.1 million outstanding at year end.

  An unlimited Domestic Commercial Paper programme established in October 2000 with no outstandings at year-end.

  A US$500.0 million Euro Commercial Paper Program, with no outstandings at year-end

In addition, a number of older programs are dormant, but due to outstanding borrowings cannot be cancelled. These are:

  US$500.0 million Euro-Medium Term Note Program with issues equivalent to A$30 million outstanding as at July 28, 2002.

  A$1,000.0 million Domestic Medium Term Note Program with issues of A$600.0 million outstanding as at July 28, 2002.

  US$1 billion US Medium Term Note Program for Coles Myer Finance (USA) Limited with issues equivalent to A$22.5 million outstanding as at July 28, 2002.

The weighted average debt duration including fully drawn bank advances at July 28, 2002, was 2.5 years (2001: 3.1 years).

Coles Myer has relationships with six major domestic and international banks, which at July 28, 2002 provided A$200.0 million in fully drawn advances and A$730.0 million of committed undrawn standby facilities. In addition, the Company has a range of relationships with other major banks and investment banks, which provide it with transactional and advisory services.

Coles Myer undertakes borrowings denominated in foreign currencies and imports both merchandise for re-sale and non-merchandise and capital equipment for use in its operations, which may also be priced in foreign currencies. The risks of variation in the rates of exchange for these currencies are managed by compliance with a Board-approved Foreign Exchange Risk Management Policy. This Policy provides that all foreign currency denominated borrowings will be converted to A$ at the time that the borrowing is undertaken, by use of currency swaps or long dated forward exchange agreements. Thus, the Company is not exposed to foreign exchange risk on its borrowings, other than in the event of default by a counterparty to a swap agreement. This risk is considered to be negligible.

The Company operates a centralized system for management of foreign exchange risk associated with merchandise imports. This system involves the Company''s centralized treasury function implementing hedges for merchandise imports as soon as a firm order for the merchandise is advised, thereby eliminating the exposure to exchange rate fluctuations. Similarly, foreign exchange risk associated with the importation of non-merchandise and capital equipment is fully hedged at the time that a firm commitment is made for the equipment.

Exposure to interest rates is actively managed. At July 28, 2002, fixed interest rates applied to 44.0% of interest bearing debt.

See also Item 11 ""Quantitative and Qualitative Disclosures about Market Risk"".

Capital Management Initiatives

On October 12, 2000 the Company announced an on-market buy-back program of up to 30 million shares to be undertaken when appropriate depending on market conditions and the Company''s desired financial profile.

During the period July 30, 2001 to 10 August 2001, the Company purchased 222,322 ordinary shares on-market. This represents 0.01% of the ordinary share capital at July 28, 2002. The shares were acquired at an average price including incidental costs of A$6.44 per share, with prices ranging from A$6.10 to A$6.60. The total cost of A$1,430,699, including $1,328 of transaction costs, was deducted from ordinary share capital. The Company had previously purchased 1,374,718 shares on-market during the 2001 financial year.

At July 28, 2002, an on-market buy-back program remained in place, with 28.4 million shares remaining of the original approved facility.

ReCAPS

At the Company''s Annual General Meeting of Shareholders on November 22, 2000, shareholders approved an amendment to the Company''s Constitution to include the authority required by the Corporations Law to undertake an issue of preference shares.

As a result of this approval, the Company proceeded with an offering in Australia of ReCAPS -- reset convertible preference shares - that listed on the Australian Stock Exchange on December 19, 2000. No action was taken to register or qualify the ReCAPS or the offer or otherwise permit a public offering of the ReCAPS in any jurisdiction outside Australia. The issue raised A$700 million.

The key features of ReCAPS include:

  A fully franked dividend for the first five years of 6.5% on an issue price of A$100 per share.

  Flexibility to convert after five years into Coles Myer ordinary shares with a value (based on the previous twenty business days) of at least A$105.

  Participation in any increase in Coles Myer''s ordinary share price above A$10.88.

Commitments for Expenditure

A summary of the Company''s contractual obligations, including debt service obligations as at July 28, 2002 is set out in the table below:
A$ million	Less than one year	One to five years	Greater than five years	Total
Short-term debt	15.3			15.3
Long-term debt		1,468.7	84.1	1,552.8
Capital expenditure (1)	170.3			170.3
Operating leases (2)	779.8	2,882.9	4,549.5	8,212.2
Total contractual obligations	965.4	4,351.6	4,633.6	9,950.6

  Amounts principally relate to building and fixture contracts for new stores and shopping centers.

  Amounts relate to non-cancellable lease expenditure.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

D. TREND INFORMATION

Relevant industry and market trends are discussed for the Company as a whole and for each business segment in Item 5A ""Operating Results"".

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The Directors of Coles Myer are vested with the management and control of the business and affairs of the Company. The Constitution of Coles Myer provides that there shall be such number of Directors, not less than five nor more than 19, as the Directors may determine. As at December 2, 2002 there were eight directors, of whom one was an Executive Director.

The Directors are subject to retirement by rotation with at least one third retiring each year where the number of Directors is more than 5 (after certain exclusions), and with 2 retiring where the number of Directors is less than 5 (after certain exclusions). Eligible retiring directors may offer themselves for re-election by the shareholders. A Director who is appointed a Managing Director by the Directors is not required to retire by rotation.

The office of a Director is subject to age limits. The Constitution provides that the office of a Director becomes vacant at the conclusion of the Annual General Meeting, which follows, or is held on, the date that he or she reaches the age of 68 years.

The Constitution also provides that unless the Directors decide differently, the office of a Director employed by the Company or by a subsidiary of the Company becomes vacant if the Director ceases to be so employed.

Board Changes and Composition

Details of the Directors in office at December 2, 2002, were:
Name	Office	Initially elected or appointed	Retires
Richard H. Allert, AM	Chairman	1995	2003
John E. Fletcher	Managing Director and Chief Executive Officer	2001	n/a (1)
Patricia (Patty) E. Akopiantz	Director	2001	2004 (2)
Richard M. Charlton, AM	Director	1995	2003
William (Bill) P. Gurry, AO	Director	2001	2004 (2)
Mark M. Leibler	Director	1995	2005
Helen A. Lynch, AM	Director	1995	2004 (2)
Martyn K. Myer	Director	1996	2004 (2)

(1) In accordance with Article 35 of the Company''s Constitution, the Managing Director is not subject to retirement by rotation.

(2) In accordance with Article 35 of the Company''s Constitution, one of Ms. P.E. Akopiantz, Mr. W.P. Gurry, Ms. H.A. Lynch or Mr. M.K. Myer will retire in 2003, to be determined by lot.

On August 16, 2001, the Company announced the appointment of Mr. J.E. Fletcher to the position of Managing Director and Chief Executive Officer, replacing Mr. D.K. Eck from September 10, 2001. Mr. Eck resigned as a director on September 9, 2001.

On October 19, 2001, the Company announced the resignation of Mr. I. Johnson as a Director and the appointment of Ms. P.E. Akopiantz, effective October 11, 2001.

On September 9, 2002, Mr. S.D.M. Wallis announced he would be leaving the Company as a director at the conclusion of the Company''s AGM on November 20, 2002. Mr. Wallis was one of the non-executive directors required to retire by rotation in 2002.

On October 10, 2002 the Company announced that Mr. Wallis would step down immediately as Chairman. Mr. Wallis would remain on the board as a director until the completion of the Company''s AGM on November 20, 2002. Mr. R.H. Allert, an existing director, was appointed Chairman of the Company.

At the Company''s AGM Mr. S. Lew and Mr. M.M. Leibler retired by rotation and offered themselves for re-election. Mr. Lew did not receive a majority of the votes cast and therefore was not re-elected to the board. He ceased being a director at the completion of this meeting.

At the conclusion of the AGM, the position of Mr. M.M. Leibler remained uncertain as a number of late proxies were received from Mr. S. Lew after the closure of the poll. On December 6, 2002, the Company announced that the Chairman, Mr. R.H. Allert, acting on advice from Queens Counsel, had exercised his discretionary power to accept the late proxies with respect to Mr. Leibler. As a result, Mr. Leibler was re-elected to the Board, with an effective date of November 20, 2002.

In addition to the Directors, the Company has a group of senior managers who are responsible for all operational and administrative functions of the business.

Senior management of Coles Myer who were not Directors at December 2, 2002, were as follows:
Name	Position	Appointed to current position	Joined Company

Pamela Catty	Group General Manager, Corporate Affairs	2002	2002
Ian Clubb	Group General Manager, Human Resources	2002	2002
Warren Flick	Chief Operating Officer, General Merchandise & Apparel	2001	2000
Tim Hammon	Chief Officer Corporate & Shared Services	2001	1996
Fraser MacKenzie	Chief Financial Officer	2002	2002
Peter Mahler	Chief Information Officer	2002	2002
Andrew Potter	Group General Manager, Supply Chain	2002	2002
Alan Williams	Chief Operating Officer, Food & Liquor	2001	1963
Jon Wood	Managing Director, Emerging Businesses	2000	1993

Senior Management serves at the discretion of the Directors.

Details of the directors and senior management are as follows:

Directors

Richard H. Allert, AM

Non-executive Director

FCA Age 59

(Appointed Director 1995 and Chairman 2002)

Mr. Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited, The AustralAsia Railway Corporation, and Voyages Hotels & Resorts Pty Ltd. Mr. Allert is a director of the Australia Business Arts Foundation and has held positions with a number of government instrumentalities and community organizations.

John E. Fletcher

Managing Director and Chief Executive Officer

FCPA Age 51

(Appointed Director 2001)

Prior to joining Coles Myer, Mr. Fletcher spent almost all his professional career with Brambles Industries Ltd, commencing in 1974 -- initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive of Brambles Industries in 1993. Mr. Fletcher retired as CEO of Brambles on August 1, 2001. He is also a director of Telstra Corporation Limited.

Patricia (Patty) E. Akopiantz

Non-executive Director

BA, MBA, Age 39

(Appointed Director 2001)

Ms. Akopiantz has more than 15 years'' senior management and consultancy experience in retail and marketing both in Australia and overseas. She is a former General Manager of Marketing at David Jones and Vice President for a US apparel manufacturer. As a management consultant with McKinsey, she has provided specialist advice to some of Australia''s leading retailers. Ms. Akopiantz is a director of the Australian Graduate School of Management and a member of the Foundation for Young Australians grants committee. She manages her own strategy and marketing consulting business.

Richard M. Charlton, AM

Non-executive Director

BE, MESc, FTSE, Age 67

(Appointed Director 1995)

Mr. Charlton is Chancellor of the University of Newcastle and Chairman of Adcorp Australia Limited and the Melbourne Language Centre. Mr. Charlton has served on a wide variety of boards including HSBC Bank Australia Limited, South East Water Limited and Fujitsu Australia Limited. He has made substantial contributions to community, children''s medical research and sporting organizations. Mr. Charlton''s career in the petroleum industry included his appointment as Chairman and Chief Executive Officer of Shell Australia Limited, Deputy Chairman of Woodside Petroleum Ltd and Chairman of the CoAG Gas Reform Task Force.

William (Bill) P. Gurry, AO

Non-executive Director

LLB, Age 55

(Appointed Director 2001)

Mr. Gurry was the immediate former Executive Chairman of one of Australia''s foremost investment banks, UBS Warburg Australia Limited and was previously that firm''s Managing Director. He has had an outstanding career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Ltd, and Executive Director of Australian Bank Ltd. Prior to his time at UBS Warburg, Mr. Gurry developed his own diverse financial consulting practice and held a number of directorships, including a Director of Normandy Ltd, Chairman of Ericsson Australia, Deputy Chairman of BRL Hardy Ltd and Chairman of AIDC Ltd. Mr. Gurry has also held a number of community interest roles. He is a former Deputy Chairman of the Australian Film Commission, a former Director of the Australian Film Finance Corporation and former Trustee of the National Gallery of Victoria. He is currently a Director of the Financial Markets Foundation for Children and the St. Vincent''s and Mercy Private Hospital. He is also Chairman of GS Private Equity, one of Australia''s largest private equity firms and the trustee company of Coles Myer Superannuation Fund.

Mark M. Leibler, AO

Non-executive Director

LL.B. (Hons. Melbourne), LL.M. (Yale) Age 58

(Appointed Director 1995)

Mr. Leibler is one of Australia''s pre-eminent taxation advisers. As the Senior Partner of solicitors Arnold Bloch Leibler, he has advised major business, Federal Government and educational institutions. He regularly participates in the formulation and review of tax law through his involvement in a large number of peak industry, professional and educational advisory bodies. Mr. Leibler is also a Director of Reconciliation Australia Ltd, a non-profit company established to continue the leadership role of the Council for Aboriginal Reconciliation. Mr. Leibler has made an outstanding contribution to the Jewish community, both nationally and internationally.

Helen A. Lynch, AM

Non-executive Director

Age 59

(Appointed Director 1995)

Ms. Lynch is a Director of Southcorp Limited, Westpac Banking Corporation, and Chairman of OPSM Group Limited. She is also Chairman of the Sydney Symphony Orchestra and a member of the Rhodes Scholarship Selection Committee for New South Wales. Ms. Lynch had a distinguished banking career spanning 35 years with the Westpac Banking Group, and had extensive experience in the retail banking operations. She was a member of Westpac''s executive committee with responsibility for investor relations, government liaison, media management and internal communications. Ms. Lynch is also involved in a number of other charitable and cultural organizations and is a member and past president of Chief Executive Women Inc.

Martyn K. Myer

Non-executive Director

BEng, MESc, MSM. (MIT) Age 45

(Appointed Director 1996)

Mr. Myer has extensive experience in financial services and engineering. He is currently Managing Director of Merlyn Asset Management Pty Ltd and on the board of Diversified United Investments Ltd. Prior to his move to the financial services industry, he had extensive experience with some of Australia''s leading manufacturers. Mr. Myer has involvement in several philanthropic activities, including Vice President of the Howard Florey Institute of Experimental Physiology and Medicine at Melbourne University and the Myer Foundation.

Senior Management

Pamela Catty

Group General Manager, Corporate Affairs

Age 50

Ms. Catty began her career as a journalist in the United Kingdom and Bermuda before moving to Australia in 1980. Between 1981-88, she worked as Media Adviser and then Senior Adviser to the Hon. Peter Anderson who held the positions of NSW Minister for Police, Minister for Community Services and Minister for Health. In 1988, Pamela transferred to Federal politics as Media Adviser and Senior Adviser to the Hon. Neal Blewett, in the portfolios of Community Services and Health, Trade Negotiations and Social Security. Ms. Catty left Government in 1994 to start a career in the corporate world. She was Executive General Manager of Corporate Affairs at Ansett Australia between 1996-2000. She then joined the National Australia Bank as General Manager Group Corporate Affairs. Ms. Catty left the National to join Coles Myer as Group General Manager Corporate Affairs in March 2002. She is the Deputy Chairman of Tourism Victoria and a Director of WorkPlacement.

Ian Clubb

Group General Manager, Human Resources

Age 48

Mr. Clubb was appointed Group General Manager Human Resources in January 2002. He is responsible for leading the human resources function to ensure the Company is an organisation which attracts, develops, motivates, rewards and retains the best people to assist the organisation achieve its business goals. Mr. Clubb is responsible for the functional areas of recruitment, learning and development, employee relations, organisational effectiveness, safety, remuneration and benefits, HR Management Systems and HR Support. Mr. Clubb has extensive HR experience across a range of industries including finance, construction, information technology and telecommunications. His background includes a significant amount of experience in the Asia Pacific Region, firstly as Human Resources Director with Apple Computer Inc., based in California, and then with the global software company Novell Inc.

Prior to joining the Company, Mr. Clubb spent more than five years creating and leading the HR function for the Sydney Organising Committee for the Olympic Games (SOCOG) which delivered both the Olympic and Paralympic Games for Australia in 2000.

Warren Flick

Chief Operating Officer, General Merchandise & Apparel

Age 59

Mr. Warren Flick joined the Company in December 2000 as Chief Operating Officer, Apparel and Home and Myer Grace Bros. In April 2001, he became Chief Operating Officer, General Merchandise and Apparel Group, which is responsible for Kmart, Myer Grace Bros, Target, Officeworks, Megamart and Kmart Tyre and Auto.

Mr. Flick is the former President and Chief Operating Officer of USA Kmart stores and a former member of Kmart''s Board of Directors. Mr. Flick has held senior executive officer positions at Sears (USA) where his last post was Chairman, President and CEO of Sears de Mexico. In 1999, he founded the strategic investment, management and consulting firm Warren Flick Associates.

On September 23, 2002, the Company announced that Mr. Flick would complete his role on January 1, 2003 and return to the US. He will continue to act as an adviser to the Company until July 2003.

Tim Hammon

Chief Officer, Corporate and Shared Services

Age 49

Mr. Hammon began his legal career as an Articled Clerk at the law firm Mallesons Stephen Jaques, becoming a partner in 1984. From 1993 to 1994 he was Managing Partner for the firm''s Melbourne office, and in 1995, Managing Partner for the firm''s Sydney, Brisbane and Canberra offices. In 1996 he became Executive Director Strategy.

Mr. Hammon joined Coles Myer in July 1996 as General Counsel to the Coles Myer Board, and was appointed Chief Legal Officer in February 1997. His responsibilities at that time included Internal Audit, Risk Management, Compliance and Security. In 1998 he was appointed Chief Administration Officer and his responsibilities were expanded to include Property, Human Resources, Company Secretarial, Media Relations and Government Affairs.

In April 2001 he was appointed Chief Officer, Corporate and Shared Services responsible for Finance, Accounting, Business Development, Human Resources, Property, Legal Services and Information Technology.

J. Fraser MacKenzie

Chief Financial Officer

Age 51

Mr. MacKenzie has extensive experience in financial strategy and management, including complex business transformations and integrations and successful cost reduction programs. He began his career in 1972 with Ernst and Young in Scotland. In 1976 he joined SmithKline Beecham in the UK where he worked in various financial management positions before becoming Business Development Director for Northern Europe. In 1985 he commenced as Finance Director for Australia and in 1988 he was appointed Managing Director for the New Zealand operation.

Between 1990 and 1993, Mr. MacKenzie worked for Hanimex and Gestetner Australasia as Finance Director. Mr. MacKenzie held various positions between 1993 and 2001 including Market Development Director for Pfizer Animal Health New York, General Manager for SmithKline Beecham Australia/New Zealand and Chief Financial Officer for OPSM Group Ltd.

Peter Mahler

Chief Information Officer

Age 50

Mr. Mahler joined the Company in October 2002 as Chief Information Officer (CIO). Mr. Mahler''s role at Coles Myer is to provide Information Technology vision, strategy and leadership. He has extensive experience in the strategic application of IT systems in organisational turnaround and customer-focussed environments in North America and Europe.

Between 1979 and 1985 he worked with Air Canada in Market Development and Systems Integration. From 1985 to 1992 Peter was co-owner and consultant with Aeronomics Incorporated, which was one of the innovators in the field of Yield Management and Revenue Optimisation. In this capacity he was in charge of the international operations focusing primarily on the Australasia and European markets.

In 1992, Mr. Mahler joined WIC (Western International Communications), the largest media conglomerate in Canada as Vice President, IT, overseeing the consolidation of all IT functions within the 26 different companies. His areas of expertise expanded to Decision Support Systems, Sales Force Automation, and Revenue Management Systems.

From 1999 to 2002, Mr. Mahler moved to Belgium to take over the role of CIO at Belgacom, Belgium''s incumbent telecommunications operator. His mandate was to provide technological leadership and consolidate the various IT organisations, providing a single strategic focus and vision. Mr. Mahler oversaw the turnaround of a number of major programs, which were critical to the success of business operations.

Mr. Mahler has a BSc in Statistics and Mathematics and an MBA in Operations Research.

Andrew Potter

Group General Manager, Supply Chain

Age 40

Mr. Potter joined the Company in October 2002 as Group General Manager of Supply Chain. His responsibilities include overseeing the implementation of an end-to-end Supply Chain strategy with common standards, processes and platforms to optimise the capability and scale of CML''s distribution network. This strategy has been designed to lower the cost of operation to each brand.

Mr. Potter has had 15 years experience designing, managing and delivering supply chain programs with major companies in Europe, North and South America and Asia.

He joined Coles Myer from PwC Consulting in London where he was a Director and member of the PwC UK Leadership team for Supply Chain and Operations Solutions that focuses on best practice supply chain and program management. Prior to consulting, Mr. Potter has held line management roles within Food and Apparel distribution with BOC and Exel Logistics in the UK.

He has an Honours Degree from the University of Liverpool and an MBA from the University of Bradford.

Alan Williams

Chief Operating Officer, Food and Liquor Group

Age 55

Mr. Williams began his career with the Company in 1963 as a junior trainee with Coles Supermarkets. He held various positions at store level before moving to the promotions, merchandise and sales areas. After three General Manager appointments at state level, he progressed to Group General Manager roles following which he was appointed Managing Director of Coles in October 1995. He took on his additional responsibilities for Coles Myer''s distribution in June 1998. Mr. Williams was appointed Chief Operating Officer, Food and Liquor Group in April 2001, responsible for Coles and Bi-Lo Supermarkets, Liquorland, Red Rooster and the provision of logistics activities for Coles Myer Ltd.

Mr. Williams is a member of the Food Victoria Council and also a member of The Northern Territory Aboriginal Development Consultative Forum.

Jon Wood

Managing Director, Emerging Businesses

Age 42

Mr. Wood holds a Bachelor of Mechanical Engineering degree with first class honors, from the University of Western Australia and a Masters Degree in Business from Harvard Graduate School of Business Administration.

Mr. Wood began his career as a Hydrographer for the Australian Government. He later joined the Ford Motor Company and Fosters Brewing Group where he held numerous positions including Director of Elders Finance Group.

Mr. Wood joined Coles Myer in 1993 as Group General Manager Retail Services, and in 1996 was appointed Managing Director Direct Marketing for Coles Myer. He was appointed Chief Information Officer in 1998, then Managing Director e.colesmyer (now Emerging Businesses) in May 2000. In this role he is responsible for the Company''s e.tailing (business to customer), e.trading (business to business), e.services and Business Development and the Company''s online retailing. Mr. Wood also manages a number of functions for the entire Coles Myer organization. These include the connection of all suppliers to Coles Myer brands electronically, co-ordinating the marketing functions and management of cards (including the Coles Myer Shareholder card), customer databases and loyalty programs. He is also responsible for all financial services offered by Coles Myer (either in store or electronically).

Mr. Wood is a director of Quids Technology Pty Ltd., Loyalty Pacific, and Global NetXchange.

There are no family relationships between any Directors or members of senior management.

B. COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT TEAM

The aggregate amount of remuneration paid by Coles Myer during 2002 to the above Directors and senior managers and others that held office during the year was A$17,043,028.

At December 2, 2002, there were agreements with all the non-executive Directors (P.E. Akopiantz, R.H. Allert, R.M. Charlton, W. Gurry, M.M. Leibler, H.A. Lynch, and M.K. Myer) which provide for benefits upon cessation of their directorships. Remuneration of non-executive Directors who have entered into retirement agreements includes retirement benefits in the year in which they are paid. Retiring non-executive Directors have been paid in accordance with the terms of their retirement agreements.

Contributions to superannuation funds and amounts paid in respect of retirement benefits of A$402,787 are included in the aggregate amount of remuneration referred to above.

Coles Myer has entered into a service agreement and a consultancy agreement with Mr. D.K. Eck. These have been amended from time to time. The service agreement ceased on September 9, 2001. Mr. Eck will provide consultancy services to Coles Myer for a period of 5 years from September 10, 2001, and he will receive annual consulting fees and other emoluments.

The remuneration of the non-executive directors for 2002 was as follows. The table does not include an amount of A$596,579 which has been accrued as an expense in the financial statements in relation to retirement benefits, as the retirement benefit will be shown as and when paid rather than on an accrued basis:
Name	Base Fee A$	Committee Fees A$	Fee to chair Super Funds A$	Retirement Benefit A$	Total Fees A$	Superan- -nuation A$	Total A$
Patty Akopiantz	80,465	5,000			85,645	6,941	92,586
Richard Allert	100,000	20,000			120,000	9,700	129,700
Richard Charlton	100,000	7,500			107,500	8,690	116,190
Bill Gurry	100,000		27,473		127,473	10,310	137,783
Ian Johnston	19,624			65,095	84,719	1,570	86,289
Mark Leibler (1)	100,000	7,500			107,500	8,690	116,190
Solomon Lew	100,000				100,000	8,083	108,083
Helen Lynch	100,000	7,500			107,500	8,690	116,190
Martyn Myer	100,000	7,500			107,500	8,690	116,190
Stan Wallis	300,000				300,000	24,250	324,250

(1) In accordance with instructions from Mr. Leibler, his fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly, these fees include 10% GST paid by the Company. The Company is entitled to a tax credit for the amount of GST paid. The other amounts shown above are net of GST.

The remuneration of the Managing Director and Chief Executive Officer (""CEO"") and the next five continuing highest paid senior managers of the Company for 2002 was as follows:
Name	Fixed Compensation A$(1)	Bonus A$(2)	Other Compensation A$(3)	Total Compensation A$	Rights & Options granted during the year
Dennis Eck CEO (4)	746,506		4,713,359	5,459,865
Hani Zayadi	1,490,277	81,536	974,912	2,546,725	2,500,000
John Fletcher CEO	1,979,531	192,000		2,171,531	2,500,000
Warren Flick	1,953,309	136,500		2,089,809
John Schmoll	559,351	194,866	987,806	1,742,023
Larry Davis	901,660	240,240	475,995	1,617,895	1,500,000
Dawn Robertson	417,061	336,700	709,608	1,463,369	2,500,000
Alan Williams	792,137	576,819		1,368,956	100,000 (a) 745,000 (b)

Notes:

Remuneration reported is that paid or payable for the 52 weeks ended July 28, 2002. The amounts shown include Fringe Benefits Tax (payable by the Company) where applicable. Exchange rate at year end A$1.00 = US$0.54.

  Cost to the Company of remuneration package comprising cash salary, superannuation contributions and motor vehicle. For Mr. Fletcher, Mr. Flick, Ms. Robertson, Mr. Zayadi and Mr. Davis this includes payments made in relation to accommodation and living away from home allowances, reimbursement of insurance and taxation planning expenses and the use of a company vehicle.

  Bonus payments for Ms. Robertson and Mr. Davis were made as part of contractual arrangements for the first year of their respective contracts.

  Other compensation for Mr. Eck includes payments made in lieu of notice for the balance of his contract. Other compensation for Ms. Robertson, Mr. Davis and Mr. Zayadi includes payments made as part of contractual arrangements. Other compensation for Mr. Schmoll includes payments associated with the separation of his employment with the Company on July 12, 2002.

  In April 1996, a consultancy arrangement was entered into with Mr. Eck prior to him becoming CEO / Managing Director. This agreement provided, in part, that if Mr. Eck''s employment services were renewed through to September 30, 2000, upon his termination, Mr. Eck was then to provide consultancy services to the Company for a period of five years at a rate of US$600,000 per annum after this date. Subsequent amendments were made to this agreement, however, the obligation in respect to both the rate and the period of the consultancy continued. This consultancy fee is not included in the above emoluments, as Mr. Eck was not entitled to it during the 2002 financial year.

Valuation of Options:

The options granted to Mr. Fletcher were valued using the Black-Scholes option pricing model as having a fair value of A$2.30 million.

The options granted to Mr. Zayadi were valued using the Black-Scholes option pricing model as having a fair value of A$3.42 million.

The options granted to Mr. Davis were valued using the Black-Scholes option pricing model as having a fair value of A$2.79 million.

The options granted to Ms. Robertson were valued using the Black-Scholes option pricing model as having a fair value of A$2.22 million.

  The 100,000 options granted to Mr. Williams were valued using the Black-Scholes option pricing model as having a fair value of A$0.22 million

  The 745,000 options granted to Mr. Williams were valued using the Black-Scholes option pricing model as having a fair value of A$0.79 million

Note: The options granted to Mr. Fletcher, Mr. Zayadi, Mr. Davis, and the options denoted in (a) as issued to Mr. Williams were all issued over shares held by the Trustee of the Coles Myer Employee Share Plan Trust. The options issued to Ms. Robertson and those denoted in (b) as issued to Mr. Williams were over unissued shares.

C. BOARD PRACTICES

Board committees have been established to assist the full Board in identifying and managing the various business risks confronting the Company. There are four Committees in place: Audit/Governance Committee, Compensation Committee, Nominating Committee, and the Strategic Review Committee. In order to ensure that the procedures of the Committees are current and comprehensive, the responsibilities of each Committee are reviewed at least annually. Details of each committee are as follows:

Audit/Governance Committee

The principal responsibilities of the Committee are to assist the Board in fulfilling its responsibilities in relation to the Company''s corporate governance framework, the identification of areas of significant business risks and the monitoring of:

  Adherence to the Company''s Statement of Corporate Governance Principles;

  Maintenance of an effective and efficient internal and external audit;

  Management and external reporting;

  Effective management of business risks;

  Compliance with laws and regulations; and

  Business dealings, in particular related party transactions.

The Committee also provides recommendations to the Board on the appointment of the external auditors and the level of audit fees.

The Committee met five times during 2002. Its members currently are: Mr. R.H. Allert (Chair), Ms. P.E. Akopiantz, Ms. H.A. Lynch, Mr. M.M. Leibler and Mr. M.K. Myer.

Compensation Committee

The principal responsibilities of the Committee are to:

  Review and advise the Board annually on the components of remuneration for executives reporting directly to the Chief Executive Officer; and

  Review management''s recommendations and advise the Board on performance linked compensation packages for management staff, directors'' and executives'' retirement, pension and superannuation schemes, and employee participation schemes, including executive share and share and option plans and employee share plans.

The Committee met four times during 2002. Mr. R.M. Charlton is currently the sole member of the committee, following the retirement of Mr. S. Lew and Mr. S.D.M. Wallis on November 20, 2002.

Nominating Committee

The principal responsibilities of the Committee are to:

  Advise the Board on directorship appointments and implement processes to assess the Board and its committees, review Board member''s required status, experience, mix of skills and other qualities, including gender, and provide a directors'' orientations and education program;

  Regularly evaluate and advise the Board on the performance of the Chief Executive Officer;

  Advise the Board on the successor to the Chief Executive Officer;

  Assess the effectiveness of the Board as a whole and of its committees and

  Review and advise the Board annually on the Chief Executive Officer''s and non-executive directors''remuneration.

The Committee met once during 2002. Its members currently are: Mr. R.M. Charlton, Ms. H.A. Lynch and Mr. M.M. Leibler, the Chair being vacant following the retirement of Mr. S.D.M. Wallis on November 20, 2002.

Strategic Review Committee

The principal responsibilities of the Committee are to review strategic issues and new business initiatives, including strategic acquisitions and disposals, referred to it by the Chief Executive Officer and advise the Board on these matters.

The Committee met twice during 2002. Its members currently are: Mr. R..H. Allert, Mr. W.P. Gurry, and Mr. M.K. Myer, the Chair being vacant following the retirement of Mr. S.D.M. Wallis on November 20, 2002.

D. EMPLOYEES
	Employee Numbers
Business Segments	2002	2001	2000

Food & Liquor Group	85,019	80,817	79,865
General Merchandise & Apparel Group	71,728	73,694	80,643
Emerging Businesses (1)	486	995
Property and unallocated	7,039	6,686	6,579
	164,272	162,192	167,087

Geographic segments
Australia	162,895	161,219	165,406
New Zealand	1,257	849	1,578
Other	120	124	103
	164,272	162,192	167,087

(1) Separate reporting of Emerging Businesses commenced in 2001. Comparative data is not available.

The Company employed 62,288 casual employees at July 28, 2002.

Employment and Employee Relations

The majority of the Company''s employees are covered by federally registered agreements, specific to the circumstances of each business and which are the result of negotiations with relevant industry unions. The remaining employees are covered either by individual agreements or common law employment contracts.

Relationships between the Company and the union bodies remain constructive in approach and during 2002 approximately twelve agreements were negotiated between Coles Myer and the representative unions. Coles Myer businesses continue to operate with a competitive efficiency as a result of these negotiations.

In a market which is characterized by increased wage growth during 2002, outcomes have been in line with or below budgetary expectations and below the average rates of wages growth published by the Australian Federal statistician for the domestic economy and the Australian retail industry. The Company has continued to implement a range of ''family friendly'' policies to cater for the increasing diversity of our workforce.

Consistent with previous years, industrial disputation was negligible during 2002 and did not have a material affect on the operations of the Company''s stores and distribution centers.

All businesses are moving towards greater permanency of employment. Coles'' supermarkets continue to lead this change while most Coles Myer businesses are focusing on the advantages of converting casual employment to permanent part-time employment. The key benefit for Coles Myer is to attract and retain quality employees.

The general merchandise and apparel businesses (Target, Kmart, Myer Grace Bros and Officeworks) undertook management restructuring programs in their respective head office operations during 2002. This program has delivered enhanced structural efficiency through the rationalisation of management levels and roles.

The existing ''Workplace Relations Act'' has continued to provide a stable platform for responsible employee relations and the implementation of strategic industrial initiatives. Currently, there are no proposed changes to industrial relations legislation that would have a significant effect on the way Coles Myer manages employee relations within its various businesses.

Employer Funded Superannuation

A component of the Federal Government''s Retirement Income Policy is the Superannuation Guarantee Charge. For 2002, employers were required to make an employer contribution of 9.0% of gross salary into a complying superannuation fund.

E. SHARE OWNERSHIP

As at December 2, 2002, no individual Director or Senior Manager directly holds more than 1% of the Company''s shares.

Shares in the Company held by each director as notified to the Australian Stock Exchange, at December 2, 2002 was as follows;

Director	Relevant Interest in Ordinary Class Shares	Relevant Interest in ReCAPS

P.E. Akopiantz	3,077
R.H. Allert	2,569
R.M. Charlton	10,000
J.E. Fletcher	28,038	120
W.P. Gurry	70,000
M.M. Leibler	45,100
H.A. Lynch	9,159	200
M.K. Myer	46,870

In addition , Mr. J.E. Fletcher holds an interest in 2,500,000 options over issued shares in CML held by Coles Myer Employee Share Plan Trust.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

There were 15.9 million options over issued shares and 38.0 million options over unissued shares as at December 2, 2002.

All options over issued shares have been issued over shares held by the Coles Myer Employee Share Plan Trust (""the Trust""). To the extent, if any, that there are insufficient shares held by the Trust at the time options are exercised, the Company will issue new shares or may request a third party to provide the necessary shares.

Disclosure of holdings of options on an individual basis, to the extent required under the Corporations Act 2001 of Australia, is shown at Note 20 to the Financial Statements in Item 18.

The total number of ordinary shares which were the subject of options under the Employee Share Option Plan (""ESOP"") held by Directors and the senior managers of Coles Myer was 7,375,000 at December 2, 2002. The total number of ordinary shares which were the subject of options under the Executive Option Plan 2002 (""EOP"") held by Directors and the senior managers of Coles Myer was 4,385,000 at December 2, 2002.

Mr. John Fletcher, Chief Executive Officer and Director of the Company held 2.5 million options over shares in the Company as at December 2, 2002. No other director held options over issued or unissued shares of the company.

Executive Share Plan

Coles Myer maintains an Executive Share Plan (""ESP""), which was introduced in 1983. Under the ESP, Ordinary Shares may be issued (paid as to A$0.01 or such greater amount as may be specified by the Directors) to Executives (including Directors who are Executives) selected by the Directors. An amount of A$0.01 (or such greater amount as may be specified by the Directors) is payable to Coles Myer on subscription for each such ESP Share with the balance (being a minimum of the difference between A$0.01 and the A$0.50 nominal value of the Ordinary Shares) callable by Coles Myer under certain circumstances. The ESP Shares do not carry a vote until fully paid (except with respect to a proposal to vary the rights thereof), are not transferable and cannot be paid up unless held for a minimum of two years except in the event of death or retirement. There have been no issues of ESP Shares since 1990.

Upon receiving a valid request made by a holder of ESP Shares for a call to be made, Coles Myer shall do so within 40 days. Once payment is received pursuant to the call, the relevant ESP Shares shall be fully paid and shall convert to fully paid Ordinary Shares.

Holders of ESP Shares are entitled to participate in bonus issues and cash issues of shares on the same basis as holders of fully paid Ordinary Shares. ESP Shares are not listed on the Australian Stock Exchange Limited or other stock exchanges on which the Ordinary Shares are listed until they are fully paid. At no time can the aggregate number of ESP shares issued, together with shares held by the Plan Manager of the Coles Myer Employee Share Plan (""Plan"") (referred to in the following notes) and the unissued Ordinary Shares in respect of which options are granted and are for the time being outstanding under the Coles Myer Executive Share Option Plan (referred to below), exceed five percent of the aggregate number of issued shares of Coles Myer plus any shares which would be allotted if any converting preference shares were converted. Until fully paid, the ESP Shares do not rank for dividend entitlements. Subject to the above limitation, the entitlements in the ESP are determined by the Directors.

There were 128,000 ESP shares outstanding at December 2, 2002.

Executive Share Option Plan

The Coles Myer Executive Share Option Plan (""ESOP"") was established pursuant to a resolution passed at a general meeting of the Company in 1987.

In 1997, shareholders amended the Rules of the ESOP to confer greater flexibility for the ESOP to be used in a wider range of circumstances. In particular, the Rules of the ESOP were amended so that unallocated shares held by the Trustee of the Coles Myer Employee Share Plan Trust (the ""Trust"") could be used under the ESOP, instead of requiring new issues of shares by the Company on the exercise of options, and so that shares and options to acquire shares can be used with greater flexibility as part of employee remuneration packages. Where options are over issued shares held by the Trust, the Trust''s consent is required to make the necessary shares available.

Each option entitles its holder to acquire one fully paid ordinary share and will be exercisable at such price (if any) as is determined by the Directors. The options have a life of up to ten years and will lapse if the holder ceases to be employed other than by way of death, retirement or separation. The ESOP enables options to be exercised only after the expiration of a period or the satisfaction of a performance condition to be determined by the Directors as appropriate for the relevant executive. Performance conditions may include the executive or a group company or business achieving a financial performance target, or total shareholder return (share price growth plus dividends) exceeding a nominated share price index or the total shareholder return of a designated group of companies. To maintain flexibility, the Directors will be authorized to permit an exercise of options if these performance conditions are not satisfied if they consider that an exercise would be in the interests of the Company. This may be appropriate, for instance, if an executive died or had to retire due to illness or disability or if the performance condition ceases to be a relevant measure due to anomalies or changes after it is set and the directors considered that his or her performance should be recognized by allowing the options to be exercised.

It is a provision of the ESOP that the total number of unissued ordinary shares to which options are granted and for the time being outstanding relate shall not, when added to the number of ESP Shares and Plan shares held by the Plan Manager of the Coles Myer Employee Share Plan, in total from time to time exceed five percent of the aggregate number of issued shares of Coles Myer. Shares allotted under the ESOP immediately rank pari passu with fully paid ordinary shares of Coles Myer on issue at the date of allotment.

During 2002, no options were issued under the ESOP. 6.7 million options were issued under separate terms as a result of legislative changes to the effect that shareholder approval is no longer required for the establishment of employee incentive schemes.. The options are over unallocated issued shares held by the trustee of the Coles Myer Employee Share Plan Trust. Details of the options are shown at Note 23 to the Financial Statements in Item 18.

Executive Option Plan 2002

The Coles Myer Ltd Executive Option Plan 2002 (""EOP"") was established by the Directors during the financial year, with the first issue of options under the plan made on March 8, 2002. Options issued under the EOP are over unissued shares.

The EOP is designed to reward executives for the creation of sustainable shareholder wealth over a 3-5 year period. The EOP is based on market priced options. In order for executives (other than middle management) to exercise their options, CML''s Total Shareholder Return (TSR) must exceed the median TSR over the same period for securities in the top 100 industrial entities listed on the Australian Stock Exchange, or CML''s compound annual earnings per share growth must exceed a set percentage.

During 2002, 38.5 million options were issued under the EOP. Details of the options are shown at Note 23 to the Financial Statements in Item 18.

Employee Share Plan

In 1993, shareholders approved the establishment of the Coles Myer Employee Share Plan (the ""Plan""). The Plan involved the establishment of the Coles Myer Employee Share Plan Trust. An independent trustee, Coles Myer Employee Share Plan Limited, acts as Plan Manager under the Plan, and the Company provides finance to the Plan Manager to acquire Coles Myer shares primarily on the ASX. In limited circumstances, Coles Myer may be required to issue new fully paid ordinary shares for the purpose of the Plan. This may arise where the Plan Manager has been unable to acquire sufficient shares on the ASX at a price that is regarded as reasonable to make the required allocations to employees.

Employees who have worked continuously for the Coles Myer Group for 12 months full-time, 12 months part time or 24 months casually are eligible to be invited to participate in the Plan. Eligible employees invited by the Plan Manager to participate acquire the shares interest free from the Plan Manager at the average cost of the shares, or such price as determined by the Plan Manager.

The employees pay for the shares by applying the dividends on the shares and making voluntary payments. Employees will be unable to receive the shares for three years and will be protected from any loss on the shares. A maximum of 20 years is allowed for the purchase price to be paid in full. The share certificates are held by the Plan Manager until the purchase price is paid in full.

At no time can the aggregate number of shares held by the Plan Manager, ESP shares and the unissued shares to which options issued under the ESOP relate, exceed five per cent of the aggregate number of issued shares of Coles Myer.

The number of shares offered to each employee will depend on the employee''s position and performance within the Coles Myer Group. No invitation to participate in the Plan has been made since August 14, 1996.

Details of shares held under the Plan are shown at Note 23 to the Financial Statements in Item 18.

Other

The value of any benefits to Directors and Executive Officers of entitlements under the ESP, the ESOP and the Plan are not included in the aggregate amount of remuneration of A$17,043,028 referred to above.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As at December 2, 2002, the following persons were known to the Company to have an interest in more than 5% of any class of Coles Myer''s voting securities.

	Number of shares	% of fully paid shares
S. Lew Custodians Pty Ltd and its associates	115,010,160	9.7%
The Myer Family Investments Pty Ltd and its associates	59,608,518	5.0%
Maple-Brown Abbott Ltd	59,252,108	5.0%

Since the end of the 2002 financial year, all three of the above listed persons notified the Company that their shareholdings had increased above 5% of any class of Coles Myer''s voting securities. During the 2000 financial year, The Capital Group of Companies, Inc. and its associates, reduced its shareholding from approximately 7.4% to below 5%.

All fully paid shareholders have the same voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Coles Myer.

As at December 2, 2002, a total of 939,169 ADSs (equivalent to 7,513,352 Ordinary Shares or approximately 0.63% of the outstanding Ordinary Shares) were outstanding and were held by 45 registered holders.

B. RELATED PARTY TRANSACTIONS

For details of the transactions of all related party transactions of director-related entities for 2002, 2001 and 2000, see Note 26 at Item 18 -- Financial Statements.

During the four months July 29, 2002 to December 2, 2002, the Company had the following related party transactions with director-related entities:

Ms. P.E. Akopiantz

The director-related entity of Ms. P.E. Akopiantz, which had transactions with the CML Group during the period, was Haven Licensing Pty Ltd. Ms. P.E. Akopiantz has no financial interest in the director-related entity.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Promotional services provided to the CML Group by Haven Licensing Pty Ltd. in the normal day-to-day conduct of its business A$NIL.

Nature of terms and conditions: Payment subject to normal commercial arrangements.

    Balance of amounts payable to the director-related entity by the CML Group at December 2, 2002 A$NIL.

Mr. S. Lew

The director-related entities of Mr. S. Lew which had transactions with the CML Group during the period from July 29, 2002 to November 20. 2002 (the date when Mr. Lew ceased to be a director) were Voyager Distributing Co. Pty. Ltd., Simon de Winter Pty. Ltd., Anthea Crawford (Australia) Pty. Ltd., Playcorp Pty Ltd., Witchery Fashions Pty. Ltd., Sunday''s Jump Pty Ltd., Nine West Australia Pty. Ltd., FC Australia Pty. Ltd., and La Mirada Properties Pty Ltd.

Mr. S. Lew''s family has financial interests in these companies, or in trusts of which these companies are trustees or which have financial interests in these companies.

Types of transactions between these director-related entities and the CML Group during the from July 29, 2002 to November 20. 2002 (the date when Mr. Lew ceased to be a director) were:

  Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business A$32,714,158.

Nature of terms and conditions: Payment terms of between 7 and 90 days after invoice subject to discounts and rebates depending on date of payment, volume of purchases and prevailing promotional programs.

  Commission received by the CML Group on concession sales in the normal day-to-day conduct of its business A$423,829.

Nature of terms and conditions: Amounts deducted from monthly remittances of concession sales.

  Leasing property to Witchery Fashions Pty. Ltd., FC Australia Pty. Ltd. and Nine West Australia Pty. Ltd. by the CML Group in the normal day-to-day conduct of its business A$512,725 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid monthly in advance, and in some instances, as is usual market practice, including rents based on a percentage of sales over threshold amounts.

  Leasing property by La Mirada Properties Unit Trust, to the CML Group in the normal day-to-day conduct of its business A$188,195 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly, and as is usual market practice, including rents based on a percentage of sales over threshold amounts.

  Balance of amounts payable to the director-related entities by the CML Group at November 20, 2002, when Mr. Lew ceased to be a director, A$16,320,148.

Some directors of CML are also directors of public companies which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial policies of those companies. These companies are therefore not considered to be director-related entities.

Transactions between the CML Group and directors of controlled entities and their director-related entities

The following information relates to directors of controlled entities.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm''s length basis.

Mr. R.A. Falvey

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the period, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Legal services provided to the CML Group in the normal day-to-day conduct of its business A$17,409, inclusive of reimbursement of external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

    Balance of amounts payable to the director-related entity by the CML Group at December 2, 2002 A$NIL.

Mr. J.D. Wood

The director-related entity of Mr. J.D. Wood which had transactions with the CML Group during the period was Quids Technology Pty Ltd. Mr. J.D. Wood in his capacity as a CML executive, is a director of Quids Technology Pty Ltd. Mr. J.D. Wood has no financial interest in Quids Technology Pty Ltd.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Software development for the CML Group in the normal day-to-day conduct of its business A$106,658.

Nature of terms and conditions: Payment terms net 7 and 30 days after invoice.

    Balance of amounts payable to the director-related entity by the CML Group at December 2, 2002 A$NIL.

Other

In addition to the above, transactions with directors of CML or directors of its controlled entities and with their director-related entities entered into during the period included transactions which are not specifically described as they:

  occurred within a normal employee, customer or supplier relationship;

  were on arm''s length terms and conditions that were, therefore, no more favorable than those which it is reasonable to expect the CML Group would have adopted if dealing with the directors or director-related entities at arm''s length in the same circumstances;

  did not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report or the discharge of accountability by the directors if disclosed in the financial report only by general description; and

  were trivial or domestic in nature.

Such transactions included those whereby directors and their director-related entities made minor retail purchases from the CML Group''s retail outlets either on normal commercial terms, or at executive discount rates.

Transactions with other related parties

The aggregate amounts brought to account during the period noted above in respect of the following types of transactions and each class of related party involved were:

  Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$1,327,757 on normal commercial terms and conditions. Balance of amounts payable by the CML Group at December 2, 2002 A$NIL.

  Distributions received and receivable by the CML Group from associated entities A$1,230,068 in accordance with Trust Deed and partnership agreements.

  CML Group''s cost of participation with an associated entity in a customer loyalty program A$7,949,912 in accordance with a service agreement. Balance of amounts payable by the CML Group at December 2, 2002 A$2,114,678.

  The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$6,182,920. Balance of amounts receivable from an associated entity by the CML Group at December 2, 2002 A$NIL.

Transaction with senior management

The only related party transactions during the period noted above with respect to senior management were those of Mr. J.D. Wood. Mr. Wood in his capacity as an executive of the Company is a director of Quids Technology Pty Ltd. Details of transactions between the director-related entity and the CML Group for the relevant period are disclosed on page 46.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS

The Company''s financial statements are included as Item 18.

Legal Proceedings

Neither the Company nor any of its subsidiaries is a party to any pending legal proceedings, of a routine nature or otherwise, in respect of which an adverse outcome would result in a significant effect on the Company''s financial position or profitability.

Dividend Policy

Dividends may only be paid out of profits of the Company. The directors may pay any dividends that, in their judgement, the financial position of the Company justifies. See Item 10.B for a detailed description of the rights of shareholders to share in the Company''s profits.

B. SIGNIFICANT CHANGES

No significant changes have occurred since the date of the financial statements.

ITEM 9 THE OFFER AND LISTING

The principal trading market for Coles Myer shares is the Australian Stock Exchange Limited. Coles Myer''s Ordinary Shares are also listed on the New Zealand Stock Exchange and the London Stock Exchange. American Depositary Shares (""ADS""), each representing eight Ordinary Shares and evidenced by American Depositary Receipts (""ADRs""), for which Citibank, N.A. is the Depositary, are traded on the New York Stock Exchange.

The following tables set out, for the periods indicated, the highest and lowest sale prices for Coles Myer''s Ordinary Shares, reported as the last sale on any trading day on the Australian Stock Exchange Limited and the highest and lowest sale prices for Coles Myer''s ADS''s, which are traded under the symbol ""CM."" on the New York Stock Exchange. Citibank N.A., 111 Wall Street, New York, New York, 10043, Telephone: (212) 657 7808, acts as depositary for the ADSs.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low

Fiscal Year	1998	7.95	6.28	42.50	30.13
	1999	9.13	5.92	47.75	27.38
	2000	9.23	6.04	47.38	27.63
	2001	7.86	5.96	34.38	24.30
	2002	8.91	6.12	37.40	24.70
	2003 (1)	6.58	5.74	29.10	24.70

Fiscal Year 2001	First Quarter...(Aug-Oct)	7.49	6.56	28.00	34.38
	Second Quarter...(Nov-Jan)	7.86	6.40	32.75	28.38
	Third Quarter...(Feb-Apr)	7.15	6.09	29.25	24.30
	Fourth Quarter...(May-Jul)	7.45	5.96	31.30	24.10

Fiscal Year 2002	First Quarter...(Aug-Oct)	7.72	6.12	31.10	26.10
	Second Quarter...(Nov-Jan)	8.56	7.48	35.80	30.60
	Third Quarter...(Feb-Apr)	8.91	7.75	37.40	32.51
	Fourth Quarter...(May-Jul)	7.76	6.20	33.00	27.50

Fiscal Year 2003	First Quarter...(Aug-Oct)	6.55	5.74	29.00	24.70

Month ended	June 2002	6.63	6.38	31.05	29.50
	July 2002	6.70	6.43	30.25	27.50
	August 2002	6.19	5.76	27.50	24.80
	September 2002	6.03	5.74	26.50	24.70
	October 2002	6.55	6.02	29.00	26.70
	November 2002	6.58	6.20	29.10	27.60

(1) Through to December 2, 2002.

ITEM 10 ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. CONSTITUTION

The corporate organization and conduct of Coles Myer are governed by its Constitution (the ""Constitution""). A full copy of the Company''s Constitution and any amendments to it are filed with the SEC. References to ""rules"" in this document are references to rules set forth in the Company''s Constitution.

1. Incorporation and objects

The Company was incorporated on July 1, 1921 in the State of Victoria, Commonwealth of Australia. The Company is registered with the Australian Securities and Investments Commission (""ASIC"") and its Australian Business Number (""ABN"") is 11 004 089 936.

The Company''s objects are summarized as follows:

  carrying on the business of merchants and manufacturers'' agents, warehousemen, manufacturers, importers, exporters, agents and wholesale and retail dealers of goods and materials; and

  all other such things as are incidental or conducive to the attainment of the Company''s objects.

2. Disclosing directors'' interests

(a) A director''s power to vote on matter where the director has a material interest

The Australian Corporations Act 2001 (the ""Corporations Act"") prohibits a director of the Company who has a material personal interest in a matter that is being considered at a directors'' meeting from being present while the matter is being considered or voting on the matter unless:

  his/her participation is approved by (a resolution of) the other directors or by ASIC; or

  the interest does not need to be disclosed under the Corporations Act.

Directors are required to disclose matters in which they are materially interested unless they are excused from doing. Section 191(2) of the Corporations Act sets out interests which the directors do not need to notify and situations where notice has already been given. The relevant provisions of the Company''s Constitution are subject to the above provisions of the Corporations Act.

However, directors may exercise the voting rights given by shares in any corporation held or owned by the Company in any way the directors decide.

(b) Director''s power to vote remuneration in the absence of an independent quorum

A director who has an interest in a matter being considered at a meeting of directors may be counted in the quorum at the meeting, unless that is prohibited by the Corporations Act. Section 191(2)(a) of the Corporations Act does not require directors to disclose interests arising in relation to their remuneration as directors of the Company. Accordingly, directors can vote on matters relating to their remuneration and be counted in the quorum at a meeting where their remuneration is considered.

Directors may vote for their remuneration as set out in the Constitution. For their services as directors they are entitled to such remuneration as the directors decide. However, the total amount provided to all directors for their services as directors in any year must not exceed A$1,500,000 or such larger amount as the Company determines by ordinary resolution in general meeting.

In addition, every director is entitled to be paid all necessary travelling, hotel and other expenses incurred in attending general meetings of the Company, meetings of the directors or of committees of the directors.

(c) Borrowing powers of the directors

The directors may exercise all the powers of the Company to:

    borrow, or raise money in any other way;

    to charge any of the Company''s property or business or any of its uncalled capital; and

    to issue debentures or give any other security for a debt, liability or obligation of the Company or of any person.

These powers can be amended by a special resolution of the shareholders in general meeting.

(d) Age qualification

The office of a director becomes vacant at the conclusion of the annual general meeting following or held on the date that he or she reaches the age of 68 years.

(e) Share qualification

A director must hold 200 ordinary shares in the Company as a qualification for office. He or she must hold these shares within two months of becoming a director.

3. Rights and restrictions attaching to each class of shares

The Company has two classes of shares: ordinary class and preference shares.

(a) Dividends

The rights attached to both classes of shares include the right to dividends under the terms of issue of the shares, in the event the directors declare them. Directors may determine that a dividend is payable, fix the amount, the date at which the entitlement accrues and the method of payment.

The dividend on preference shares is preferential to any other class of shares. The dividend may be cumulative if and to the extent the directors decide.

The Constitution does not specify any time limit after which dividend entitlement lapses.

(b) Voting

The voting right attached to ordinary shares is the right to vote in person, by proxy, attorney or representative in general meeting.

On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll, each shareholder may exercise one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total issue price of the share at the date the poll is taken. A shareholder cannot vote if the resolution which convened the meeting specified that the shareholder could not vote.

Holders of preference shares cannot vote at any general meeting of the Company except as follows:

  on a proposal:

    to reduce the share capital of the Company;

    that affects rights attached to the share;

    to wind up the Company; or

    for the disposal of the whole of the property, business and undertaking of the Company;

  on a resolution to approve the terms of a buy back agreement;

  during a period in which a dividend or part of a dividend on the share is in arrears; or

  during the winding up of the Company.

To determine voting entitlements at a general meeting, shares are taken to be held by those persons recorded in the register of members at the time and date determined by the directors under the Corporations Act.

Directors stand for re-election at staggered intervals.

There is no provision in the Constitution for cumulative voting.

(c) Rights to share in the Company''s profits

Dividends may only be paid out of profits.

The directors pay dividends in accordance with the provisions of the Constitution. The directors may pay any dividends that, in their judgement, the financial position of the Company justifies. Payment of a dividend does not require confirmation by a meeting of the members of the Company. Subject to any rights or restrictions attaching to any shares or class of shares, all dividends must be paid equally on all shares, except that a partly paid share is not entitled to a greater proportion of the dividend than the ratio of the amounts paid, to the amounts paid and payable. The directors may fix a record date for a dividend, with or without suspending the registration of transfers from that date.

(d) Surplus in the event of liquidation

Any surplus in the event of liquidation must be divided among the shareholders in proportion to the shares they hold, irrespective of the amounts paid or credited as paid on the shares. Holders of preference shares have the right, in the event of liquidation, to payment in cash in priority to any other class of shares of:

(i) the amount of any dividend accrued but unpaid on the share at the date of liquidation; and

(ii) any amount paid on the share.

(e) Redemption

Shareholders cannot redeem ordinary shares. Preference shares can, at the option of the Company, be redeemed. Holders of preference shares have the same rights on redemption as those set out under ""Surplus in the event of liquidation"" above.

(f) Sinking Fund

The Constitution does not contain any sinking fund provisions.

However, the Company may resolve, by special resolution, that the whole or any part of its unpaid capital may only be called up if the Company becomes subject to external administration. The Constitution allows the directors to set aside out of Company profits any reserves or provisions for any purposes that they decide.

(g) Liability to further calls

The holders of fully paid ordinary or preference shares have no further liability to the Company in respect of those shares. The holders of partly paid shares are liable to the Company once a call is made for the payment of the unpaid amount.

(h) Limitations on owning a substantial number of shares

There is no provision in the Constitution which discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares.

A foreign person may not acquire a substantial interest in the Company without first notifying the Treasurer of the Australian Federal Government. See ""Non-resident and Foreign Shareholders"" and ""Other takeover provisions"" and ""Disclosure of substantial shareholdings"" below.

4. Actions necessary to change the rights of holders of shares

The rights and privileges attached to ordinary shares may only be varied if the holders of at least 75% of the issued shares of that class present for that purpose at a special meeting pass a resolution approving the variation. If the necessary majority is not obtained at the special meeting, the variation must be ratified in writing by the holders of at least 75% of the issued shares of that class within two calendar months after the date the special meeting is held.

5. General Meetings of the Company

General meetings may be convened either by a directors'' resolution, by shareholders with at least 5% of the votes that may be cast at a general meeting, or as permitted by the Corporations Act.

Annual General Meetings must be held once every calendar year within 5 months of the end of the financial year.

At least 28 days'' notice of a general meeting must be given.

Notice must be given to all persons set out in the Constitution. Subject to the Corporations Act and the Listing Rules of the ASX, the content of notices of general meetings is decided by the directors but must state the general nature of the meeting.

All shareholders may attend a general meeting in person, or be represented by the attendance of a representative, attorney or proxy (who need not be shareholders of the Company in their own right).

The chairman of a general meeting, or his or her delegate, may take any action considered appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting. They may refuse admission to any person who is in possession of an article considered to be dangerous, offensive, or liable to cause disruption, or who refuses to permit examination of any article in the person''s possession, or who behaves or threatens to behave in a dangerous, offensive or disruptive way.

6. Limitations on the right to own securities

The Constitution does not impose limitations on the right to own securities. However, the directors may fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum. The directors have a general right to decline to register a transfer of shares if the Company may decline the transfer under the terms of issue of the shares, or where permitted to do so under the ASX Listing Rules.

The Constitution does not contain any rules governing foreign ownership of the Company''s shares.

The directors may sell shares which constitute less than a marketable parcel (as defined under the Listing Rules) by following certain procedures. These include certain notice requirements that the Company must comply with prior to selling any shares and the rights of shareholders (who hold less than 500 shares) to exempt their shares from this scheme. A notice can only be given to a shareholder once every 12 months and not during the offer period of a takeover bid.

7. Changes in control of the Company

The Constitution does not contain provisions delaying, deferring or preventing a change in control of the Company or relating to shareholders who seek to acquire a substantial interest in the Company. See ""Non-resident and Foreign Shareholders"" below.

Non-resident and Foreign Shareholders

The rights of non-resident and foreign shareholders to hold or exercise voting rights on the Company''s securities are subject to the Foreign Acquisitions and Takeovers Act 1975. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. A controlling interest is defined as a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons. In each case, the person or persons may hold the shares alone or together with any associate or associates. The Treasurer may also make orders requiring that a foreign person dispose of its shares.

Other Takeover provisions

A summary of the main provisions of the Corporations Act in force at the date of this Annual Report is given below. The summary is not exhaustive.

Section 606(1) of the Corporations Act prohibits any person (including a body corporate) from acquiring a relevant interest in issued voting shares in a listed company (or an unlisted company with more than 50 members) if the person acquiring the interest does so through a transaction in relation to securities entered into by or on behalf of the person and because of the transaction, that person''s, or any other person''s voting power increases: (i) from 20% or below to more than 20%; or (ii) from a starting point that is above 20% and below 90%.

A person has a relevant interest in securities, no matter how remote the relevant interest is or how it arises, if they (i) are the holder of securities; or (ii) have power to exercise, or control the exercise of, a right to vote attached to the securities; or (iii) have the power to dispose of, or control the exercise of a power to dispose of, the securities. If two or more people can jointly exercise one of these powers, each of them is taken to have that power.

This prohibition is subject to certain exceptions which must be strictly complied with to be applicable.

A person may acquire a relevant interest under one of the exceptions to Section 606(1) of the Law contained in Section 611 of the Corporations Act, some of which include:

    An acquisition which results from the acceptance of an offer under a formal takeover bid. Separate takeover bids are required for each class of shares sought.

    An acquisition by a person who has voting power in the company of at least 19% in the six months prior to the acquisition, if as a result of the acquisition, the person would not have voting power more than 3 percentage points higher than they had six months before the acquisition.

    An acquisition approved previously by a resolution passed at a general meeting of the company in which the acquisition is made. No votes are to be cast in favor of the resolution by the person proposing to make the acquisition, or the person (and their associates) from whom the acquisition is to be made. The members of the company must be given all the information known by the company or the person (or their associates) proposing to make the acquisition, that is material to the decision on how to vote on the resolution.

Section 50 of the Trade Practices Act 1974 prohibits an acquisition of shares or assets that would have the effect, or be likely to have the effect, of substantially lessening competition in a substantial market for goods or services, unless the acquisition is authorized by the Australian Competition and Consumer Commission.

8. Disclosure of substantial shareholdings

The Corporations Act imposes certain disclosure requirements on persons who acquire or cease to hold a substantial holding in the Company. The disclosure must be given to the Company and the ASX within the prescribed time. The Constitution does not contain any provision relating to the disclosure of substantial shareholdings.

9. Changes in share capital

The Company may by resolution passed in general meeting from time to time, alter its share capital in one or more of the ways provided for, and in the manner prescribed by, the Corporations Act.

The Company may convert or reclassify shares and reduce its share capital or buy back shares in accordance with the Corporations Act.

C. MATERIAL CONTRACTS

There were no material contracts signed by the Company since the date of last Annual Report relating to the Company''s financial year ended July 28, 2002.

D. EXCHANGE CONTROLS

Under existing Australian legislation in force at the date of the Annual Report, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Coles Myer for the movement of funds into and out of Australia, except to or on behalf of a resident, the Government or a governmental agency of Iraq, or the authorities and agencies of the Federal Republic of Yugoslavia (Serbia and Montenegro), the Taliban (Islamic Emirate of Afghanistan) or the National Union for the Total Independence of Angola (UNITA) or any of their respective agencies or nationals or property, securities or funds belonging, directly or indirectly to such persons. In addition, any transactions involving the Government of Libya, a public authority of Libya or any Libyan undertaking or entity that is owned or controlled, directly or indirectly, by the Government of Libya, or a public authority of Libya (except for payments derived from the sale or supply of petroleum, petroleum products, agricultural products or commodities originating in and exported from Libya, where such funds are held in or paid into a bank account established exclusively for such funds) will require the specific approval of the Reserve Bank of Australia. Remittances of any dividends, interest or other payment by Coles Myer to non-resident holders of Coles Myer''s securities in the United States are therefore not restricted by exchange controls or other limitations.

Non-residents are entitled to hold Ordinary Shares in the Company. However, prohibitions and restrictions apply to the size of shareholdings and to takeovers. Prohibitions and restrictions include those found in the Corporations Act 2001, the Foreign Acquisitions and Takeovers Act 1975 (Cth), the Trade Practices Act 1975 (Cth) and the listing rules of the Australian Stock Exchange Limited.

Shareholders, including holders of ADR''s, are advised to consult their own advisors as to the source, nature and effect of the prohibitions and restrictions.

E. TAXATION

The following summary contains Australian and United States tax consequences that may result from ownership of ADSs and Ordinary Shares. This summary is not exhaustive of all possible tax considerations and is based on the laws in force as of the date of this Annual Report (some of which may have retroactive effect). Investors are advised to consult their own tax advisers under Australian, U.S. Federal, U.S. state, and U.S. local tax laws as to the tax consequences of the acquisition, ownership and disposition of ADSs and Ordinary Shares.

Australian Taxation

The Australian income tax legislation incorporates an imputation system for the relief of double taxation on dividends paid by Australian resident corporations. The imputation system applies with the effect that dividends paid to non-residents of Australia will not attract Australian withholding tax to the extent that dividends have been fully ""franked"". The franking credits allocated to a frankable distribution are expressed as a percentage of the distribution. As an example, at the current rate of company income tax (30%), a frankable distribution of A$1,000 which is franked up to the maximum franking percentage of 100% will have been allocated a franking credit of A$300. Dividends paid to United States residents which are not franked (or are partly franked) will continue to attract withholding tax at a rate of 15% on the unfranked amount.

Under the current double taxation convention between Australia and the United States, dividends paid by Coles Myer to a United States resident shareholder of Coles Myer, including an ADS holder, who is not deemed to be an Australian resident for tax purposes, will be subject to an Australian withholding tax at a maximum rate of 15% on their unfranked amount. To the extent that withholding tax is paid, this is a final tax and no other Australian tax would be payable.

Aspects of the double taxation convention between Australia and the United States have been renegotiated and the two Governments have signed a protocol which provides that certain changes to withholding tax rules will apply from July 1, 2003 or, if later, the date when the protocol is ratified. Broadly, however, there will be no change to the rate of dividend withholding tax applicable to United States shareholders, including ADS holders, unless they hold at least 10% of the voting power of Coles Myer.

Since the introduction of the imputation system, all dividend distributions made by Coles Myer have been fully franked. Coles Myer has provided and will continue to provide all shareholders with notices which specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted. The notices will also state the franking percentage.

A shareholder may be denied the benefit of franking credits in certain circumstances; broadly where a shareholder is party to arrangements that substantially eliminate economic risks of share ownership or were entered into to obtain a tax advantage.

A United States citizen who is a resident of Australia, or a United States corporation which is a resident of Australia (by reason of carrying on business in Australia and having its voting power controlled by shareholders who are residents of Australia, or being managed or controlled in Australia) may be liable to pay Australian income tax in respect of the profit or capital gain (if any) derived upon the disposal of ADSs or Ordinary Shares. Under current Australian tax laws, no tax is payable in respect of the disposal of ADSs or Ordinary Shares held by non-residents of Australia except:

(a) if the ADSs or Ordinary Shares are trading stock of the holder or if an ordinary incident of the holder''s business is the sale of securities for a profit, and, in either case, the profit is sourced in Australia; or

(b) if sold and the total number of ADSs or Ordinary Shares beneficially owned by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represents 10% or more of the issued share capital of Coles Myer (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital).

Notwithstanding that the profit or gain upon the sale of the ADSs or Ordinary Shares is assessable in Australia in the circumstances of (a) or (b) above, if the vendor is a resident of the United States, then depending on the circumstances of the case, relief from double tax may nevertheless be available under the current double taxation convention referred to above.

In addition, under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder''s domicile. For capital gains tax purposes, the death of the holder will not produce a deemed disposal, except if the ADSs or Ordinary Shares are bequeathed to a tax exempt institution (as defined by reference to certain Australian exempting provisions) or if shares held by a resident which are not taxable Australian assets pass to a non-resident. In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased''s legal representatives or beneficiaries, subject to those matters referred to above. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

United States Federal Income Taxation

The following discussion summarizes the United States (U.S.) Federal tax consequences of the ownership of ADSs and Ordinary Shares by a person (""U.S. Stockholder"") that: (i) is a citizen or resident of the United States, a United States corporation or that otherwise will be subject to U.S. Federal income tax on a net income basis in respect of the ADSs and Ordinary Shares; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in Coles Myer; and (iv) has not used the ADSs and Ordinary Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

U.S. Federal tax law generally treats the holder of an ADS as the owner of the Ordinary Shares underlying the ADS.

If Coles Myer dividends are subject to Australian dividend withholding tax, subject to certain limitations, such dividend withholding tax may be claimed as a credit against the U.S. Federal income tax of the U.S. Stockholder. The credit for non-U.S. taxes is limited to the amount of U.S. Federal income tax imposed on the foreign source income of the U.S. Stockholder. This limitation is calculated separately with respect to specific classes, or ""baskets"" of income. For this purpose, dividends distributed by Coles Myer would generally constitute ""passive income"" or, in the case of certain U.S. Stockholders, ""financial services income."" The U.S. tax credits allowable with respect to each income basket cannot exceed the U.S. Federal income tax payable with respect to the income in the basket. U.S. Stockholders may be required to apportion certain deductions against the foreign dividend income, which may further reduce the current utilization of the foreign tax credit. Unutilized foreign tax credits can generally be carried back two years or forward up to five years before they expire. Alternatively, the U.S. Stockholder may choose, for the year the withholding tax is imposed, to claim a deduction for the witholding tax and forgo the foreign tax credit described above.

Distributions on the ADSs and Ordinary Shares would generally constitute dividends for U.S. Federal income tax purposes to the extent they are paid from current or accumulated earnings and profits, if any, of Coles Myer, as determined under U.S. Federal income tax principles. If Coles Myer pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a U.S. Stockholder would generally be the U.S. dollar value of the dividend payment on the date of receipt, regardless of the actual conversion rate into U.S. dollars. The gain or loss, if any, realized on a sale or other disposition of Australian dollars should be ordinary income or loss to the U.S. Stockholder for U.S. Federal income tax purposes.

In addition, dividends paid by Coles Myer should not be eligible for the ""inter-corporate dividends received"" deduction that is generally allowed for distributions between U.S. corporations.

A U.S. Stockholder should, upon the sale or exchange of an ADS or Ordinary Share, recognize a gain or loss for U.S. Federal income tax purposes of an amount equal to the difference between the amount realized and the Stockholder''s tax basis in the ADS or Ordinary Share. This gain or loss should be a capital gain or loss if the ADS or Ordinary Share was a capital asset in the hands of the Stockholder, and should be a long-term capital gain or loss if the ADS or Ordinary Share was held for more than one year.

In general, dividends on Coles Myer ADSs or Ordinary Shares, and payments of the proceeds of a sale of Coles Myer ADSs or Ordinary Shares, paid within the United States or through certain non-U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding tax at a 31% rate unless the U.S. Stockholder (i) is a corporation or other exempt recipient, or (ii) provides a taxpayer identification number and certifies that no loss of exemption from withholding has occurred.

An ADS or Ordinary Share is generally subject to U.S. Federal estate or gift taxation if the decedent or donor, as the case may be, is a citizen or resident of the United States.

The foregoing summary of U.S. Federal income tax consequences does not apply to a holder of ADSs or Ordinary Shares that (i) is exempt from U.S. Federal income tax; (ii) is a U.S. corporation beneficially owning 10% or more of the voting shares of Coles Myer; (iii) is a dealer in ADSs or Ordinary Shares; or (iv) acquired ADSs or Ordinary Shares pursuant to an employee share scheme or otherwise as compensation.

H. DOCUMENTS ON DISPLAY

Any documents referred to in this Annual Report may be inspected at the principal offices of the Company, 800 Toorak Road, Tooronga, Victoria 3146, Australia.

I. SUBSIDIARY INFORMATION

Refer Note 32 in the Financial Statements contained in Item 18 for a complete list of the Company''s subsidiaries.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The discussion below contains certain forward-looking information. See comments regarding ""Forward-Looking Statements"" on page 1 of this Annual Report.

The Coles Myer Group uses a combination of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses the derivative classes of interest rate swaps, options, forward rate agreements and futures. Exposures arising from the importation of merchandise, non-merchandise and capital equipment are managed by the use of currency options and forward exchange contracts.

At July 28, 2002 all derivative financial instruments held by the Coles Myer Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not believed to be an exposure for the Coles Myer Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The Coles Myer Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to minimize credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the Coles Myer Group to grant or to seek collateral when entering into derivative transactions.

The Company''s net debt and foreign exchange at July 28, 2002, which is recorded at a fair value of A$747.3 million (July 29 2001: A$1,253.2 million) has exposure to price risk. This risk is defined as the potential opportunity loss in fair value resulting from a hypothetical 10% adverse change in interest and foreign exchange rate movements. Actual results may differ.

A sensitivity analysis which assumes a 10% downward shift in interest rates across all yield curves at July 28, 2002, results in a potential opportunity cost to the Company''s net debt portfolio of A$1.8 million (July 29, 2001: A$10.6 million). The impact of a 10% adverse shift on the foreign exchange exposure at July 28, 2002 and July 29, 2001 would not have had a material impact on the Company''s results of operations or financial position.

See also Notes 28 and 29 to the Financial Statements in Item 18 containing financial instruments disclosures and disclosure about fair values of financial instruments.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

[Reserved]

ITEM 16

[Reserved]

ITEM 18 FINANCIAL STATEMENTS

Financial Statements see pages 61 through 129, incorporated herein by reference.

The following financial statements together with the Report of Independent Accountants thereon, are filed as part of this Annual Report.

Report of Independent Accountants 61

Consolidated Income Statements 62

Consolidated Balance Sheets 63

Consolidated Statements of Cash Flows 64

Consolidated Statements of Changes in Issued Share Capital 68

Consolidated Statements of Changes in Reserves and Retained Profits 70

Notes to Consolidated Financial Statements 71

Glossary of Terms 130

ITEM 19 EXHIBITS

1. Constitution (incorporated by reference to the Company''s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company''s filing on Form 6-K, dated September 7, 2001).

4. Employment agreements Ms. Dawn Robertson, Mr. Alan Williams

8. List of subsidiaries (see Note 32 in the Financial Statements).

10. Consent of Independent Accountants

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLES MYER LTD.

(Registrant)

(Signature)

J.F. MacKenzie

Date December 16, 2002 CHIEF FINANCIAL OFFICER

Civil Certifications

I, John Edward Fletcher, certify that;

  I have reviewed this annual report on Form 20-F of Coles Myer Ltd. (""the registrant"");

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

(Signature)

J.E. Fletcher

Date December 16, 2002 CHIEF EXECUTIVE OFFICER

I, J. Fraser MacKenzie, certify that;

  I have reviewed this annual report on Form 20-F of Coles Myer Ltd. (""the registrant"");

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

(Signature)

J.F. MacKenzie

Date December 16, 2002 CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Coles Myer Ltd.

For purposes of Form 20-F filing with the U.S. Securities and Exchange Commission.

We have examined the accompanying consolidated balance sheets of Coles Myer Ltd. and its subsidiaries, (the "CML Group"), as at July 28, 2002 and July 29, 2001 and the related consolidated statements of income and of cashflows and changes in issued share capital and reserves and retained profits for each of the three fiscal years in the period ended July 28, 2002, all expressed in Australian dollars.

Our examinations of these statements were made in accordance with auditing standards generally accepted in the United States of America and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Note 1 (d) refers to a difference between these financial statements and those presented to shareholders in Australia, in relation to the CML Group's treatment of goodwill arising on acquisition of companies and businesses until July 31, 1988, which treatment was not in conformity with Australian accounting standards. These financial statements have been adjusted to conform to Australian accounting standards.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Coles Myer Ltd. and its subsidiaries at July 28, 2002 and July 29, 2001 and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 28, 2002, in conformity with accounting principles generally accepted in Australia consistently applied.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit expressed in Australian dollars for each of the three years in the period ended July 28, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Australian dollars at July 28, 2002 and July 29, 2001 to the extent summarised in Note 30 to the consolidated financial statements after the restatements described in Note 30 n.

PricewaterhouseCoopers

Melbourne, Australia

October 3, 2002

COLES MYER LTD.

CONSOLIDATED INCOME STATEMENTS

		2002	2001	2000
	Notes	52 weeks	52 weeks	53 weeks
		A$M	A$M	A$M

Sales	3	25,688.7	23,779.6	24,159.9
Cost of goods sold		(19,419.9)	(17,771.3)	(17,481.9)
Gross profit		6,268.8	6,008.3	6,678.0

Other revenues from operating activities	3	650.6	575.0	462.2
Revenue from non-operating activities	3	398.1	463.1	445.0
Borrowing costs	4	(102.9)	(124.7)	(127.3)
Advertising expenses		(323.0)	(314.5)	(355.0)
Selling and occupancy expenses		(5,232.3)	(5,161.1)	(5,241.3)
Administrative expenses		(1,177.1)	(1,237.9)	(1,447.1)

Profit from ordinary activities before income tax		482.2	208.2	414.5

Income tax expense	5	(137.2)	(68.0)	(136.2)
Net profit		345.0	140.2	278.3

Net (decrease)/increase in asset revaluation reserve		(4.2)	1.8	7.2

Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd recognized directly in equity		(4.2)	1.8	7.2

Total changes in equity other than those resulting from transactions with owners as owners		340.8	142.0	285.5

Basic earnings per share (in A$)		0.25	0.10	0.24

Diluted earnings per share (in A$)		0.27	0.11	0.24

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED BALANCE SHEETS

		July 28,	July 29,
	Notes	2002	2001
ASSETS		A$M	A$M
Current assets:
Cash		866.0	578.1
Receivables	7	295.7	397.5
Inventories		2,808.9	2,904.2
Other	8	53.2	66.3
		4,023.8	3,946.1
Non-current assets:
Receivables	9	122.6	176.5
Investments	10	109.2	108.2
Property, plant and equipment, net	11	3,422.0	3,464.2
Intangible assets, net	12	354.8	348.8
Other	13	288.2	274.0
		4,296.8	4,371.7
TOTAL ASSETS		8,320.6	8,317.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	14	2,270.7	2,164.0
Borrowings	15	15.3	127.8
Provisions	16	640.6	626.7
		2,926.6	2,918.5
Non-current liabilities:
Long term debt	17	1,552.8	1,651.6
Long term loans	18		19.8
Other		48.6	52.7
Provisions	19	453.8	388.9
		2,055.2	2,113.0
Shareholders' equity:
Issued share capital	20	2,032.3	1,973.7
Reserves		402.4	406.6
Retained profits		904.1	906.0
		3,338.8	3,286.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,320.6	8,317.8

Commitments and contingent liabilities	24

	July 28, 2002		July 29, 2001
	Shares	Amount	Shares	Amount
	millions	A$M	millions	A$M
Issued share capital:
Ordinary shares	1,184.6	1,351.7	1,176.6	1,293.1
Ordinary shares, paid up to A$0.01 each	0.1	-	0.2	-
Non-redeemable reset convertible preference shares	7.0	680.6	7.0	680.6
	1,191.7	2,032.3	1,183.8	1,973.7

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Notes	2002 52 weeks	2001 52 weeks	2000 53 weeks
		A$M	A$M	A$M
Cash flows from operating activities
Receipts from customers		27,540.3	25,529.3	24,265.7
Payments to suppliers and employees		(26,259.9)	(24,587.6)	(23,183.2)
Distributions received from associated entities		5.6	5.6	5.0
Interest received		15.0	9.2	5.1
Borrowing costs paid		(105.9)	(125.5)	(127.6)
Income tax paid		(77.1)	(158.8)	(235.2)
Net cash inflow from operating activities	A	1,118.0	672.2	729.8

Cash flows from investing activities
Payments for property, plant and equipment		(507.7)	(492.7)	(690.0)
Cash paid for purchases of businesses and controlled entities	B	(70.4)	(123.3)	(11.9)
Cash paid for purchases of other investments			(23.8)	(5.7)
Payment for purchase of associated entity		(0.1)	(0.6)
Proceeds on sale of property, plant and equipment		31.1	115.1	46.5
Proceeds on sale of businesses and controlled entities	B	57.8
Proceeds on sale of investments		2.3	25.4	4.5
Loans from other entities		41.6	18.1	12.1
Net cash outflow from investing activities		(445.4)	(481.8)	(644.5)

Cash flows from financing activities
Proceeds from issue of shares		-	680.6	1.6
Proceeds from borrowings		924.4	6,207.1	6,228.3
Repayments of borrowings		(1,022.4)	(6,434.0)	(6,080.1)
Payments for shares bought back		(1.4)	(8.6)
Dividends paid		(285.3)	(365.1)	(254.2)
Net cash (outflow)/inflow from financing activities		(384.7)	80.0	(104.4)

Net increase/(decrease) in cash held		287.9	270.4	(19.1)
Cash at beginning of the year		578.1	307.7	326.8
Cash at end of the year	C	866.0	578.1	307.7

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	2002 52 weeks	2001 52 weeks	2000 53 weeks
	A$M	A$M	A$M
Notes

A. Reconciliation of net cash provided by operating activities to net profit is as follows:

Net cash inflow from operating activities	1,118.0	672.2	729.8
Depreciation and amortisation	(493.4)	(482.3)	(469.9)
Changes in assets and liabilities
Increase/(decrease) in current receivables	27.0	(194.5)	241.3
(Decrease)/increase in inventories	(104.1)	0.8	51.2
Increase/(decrease) in future income tax benefits	28.4	(28.3)	26.0
Increase in other assets	17.9	114.5	28.1
(Increase)/decrease in trade creditors	(213.8)	188.7	(301.4)
Decrease/(increase) in other liabilities	90.4	(158.3)	23.3
(Increase)/decrease in provision for income tax	(28.1)	143.6	34.1
(Increase) in provisions	(44.9)	(60.5)	(38.0)
(Increase)/decrease in deferred income tax	(29.9)	(14.9)	37.6
Net loss on sale of plant and equipment	(27.0)	(20.8)	(33.7)
Net profit/(loss) on sale of freehold properties	15.0	21.6	(0.7)
Net (loss) on sale of businesses and controlled entities	(0.1)
Write-down of non-current assets to recoverable amounts	(10.4)	(41.6)
Loss on writedown of property, plant and equipment			(49.4)
Net profit	345.0	140.2	278.3

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes (continued)

B. Acquisitions/disposals

During 2002 Coles Supermarkets (Australia) Pty. Ltd. and Bi-Lo Pty. Ltd., both wholly owned controlled entities of Coles Myer Ltd., acquired 35 ex-Franklins stores for A$59.3 million.

On May 27, 2002, Coles Myer Ltd. sold 100% of its investment in the issued capital of Amalgamated Food & Poultry Pty. Ltd. for A$65.0 million.

On June 19, 2001, Liquorland (Australia) Pty. Ltd. (Liquorland), a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Australian Liquor Group Ltd. (ALG) for consideration of A$55.1 million. 17% of the issued share capital of ALG and a commensurate proportion of the consideration is held in trust pending the outcome of a claim by ALG and Liquorland against the former Directors of ALG.

On July 24, 2001, Liquorland (Qld) Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired the Leda Hotel Chain in Queensland for A$63.6 million.

Details of the aggregate cash flows and consideration relating to the acquired businesses and controlled entities, which are accounted for as purchase business combinations, and the aggregate assets and liabilities of the entities at the date of acquisition were as follows:
		Acquisitions		Disposals

	2002	2001	2000	2002
	52 weeks	52 weeks	53 weeks	52 weeks
	A$M	A$M	A$M	A$M
Cash consideration (paid)/received net of cash acquired/disposed	(70.4)	(123.3)	(11.9)	57.8

Receivables - current		2.5		(1.9)
Inventories	12.9	15.0	2.1	(4.1)
Other assets - current		0.1		(0.2)
Property, plant and equipment	25.4	8.9	1.0	(64.6)
Deferred tax assets	1.4			(3.4)
Intangible assets	37.0	133.7	9.1	(13.4)
Other assets - non-current		1.4		(0.3)
Payables	(1.3)	(22.6)		18.9
Interest bearing liabilities - current		(3.4)
Provisions - current	(4.5)	(0.9)	(0.3)	6.2
Interest bearing liabilities - non-current	(0.5)	(11.3)
Provisions - non-current		(0.1)		1.1
Net assets acquired/(disposed)	70.4	123.3	11.9	(61.7)

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes (continued)

C. Reconciliation of cash

For the purposes of the Consolidated Statements of Cash Flows, cash includes cash on hand, at bank and on short-term deposit, net of bank overdrafts. Cash at the end of the year as shown in the Consolidated Statements of Cash Flows is reconciled to the relevant statement of financial position items as follows:
	2002 52 weeks	2001 52 weeks	2000 53 weeks
	A$M	A$M	A$M

Cash assets	274.6	270.5	263.2
Short-term deposits	591.4	307.6	54.7
Bank overdrafts			(10.2)
	866.0	578.1	307.7

The short-term deposits are due for maturity within 30 days and pay interest at a weighted average interest rate of 4.81% (2001 5.02%).

  Non-cash financing and investing activities

Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for A$60.0 million (2001 A$87.8 million, 2000 A$47.0 million).

Investments -

The CML Group disposed of its investment in Power Investment Funding Pty. Ltd. for A$NIL consideration. Current receivables decreased A$36.2 million, current loans decreased A$36.2 million and investments decreased A$NIL on disposal.

The CML Group disposed of its investment in Investment Funding Pty. Ltd. for A$NIL consideration. Current receivables decreased A$79.1 million, current loans decreased A$79.1 million and investments decreased A$NIL on disposal.

The CML Group disposed of its investment in Label Developments Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$17.2 million, non-current loans decreased A$17.2 million and investments decreased A$NIL on disposal.

In 2001, the CML Group disposed of its investment in Investments Development Funding Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$60.3 million, non-current loans decreased A$60.3 million, and investments decreased $NIL on disposal.

During 2000, the CML Group disposed of its investment in SJV No. 3 Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$29.1 million, non-current borrowings decreased A$29.1 million and investments decreased $NIL.

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes (continued)

  Details of major financing facilities

Credit standby facilities: The CML Group has A$730.0 million (2001 A$1,030.0 million) of committed facilities of which A$730.0 million (2001 A$1,030.0 million) were undrawn at balance date. The facilities have maturity dates ranging between May 2003 and August 2007 (2001 maturity dates ranged between August 2001 and August 2007).

Commercial paper: The CML Group has commercial paper programmes based in Australia and Europe. The programmes guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2001 A$10.0 million).

Medium term notes: The CML Group has issued medium term notes under a debt issuance programme and previously under medium term note programmes in both Europe and Australia. It also operated a medium term note programme in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by Coles Myer Ltd. At balance date, A$1,244.3 million (2001 A$1,318.7 million) equivalent of medium term notes were on issue.

Other loans: A$18.1 million (2001 A$26.7 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004 (2001: July 2004).

A$327.2 million (2001 A$342.3 million) of domestic bank loans of various maturities were outstanding at balance date.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

ISSUED SHARE CAPITAL
	Ordinary
	Fully Paid		Partly Paid A$0.01
	millions	A$M	millions	A$M

Balance, July 25, 1999	1,156.8	1,165.2	0.2	-
Conversion of partly paid to fully paid	-	-	-	-
Exercise of Executive Share Options	0.3	1.6
Dividend reinvestment plan	7.2	47.0
Balance, July 30, 2000	1,164.3	1,213.8	0.2	-
Conversion of partly paid to fully paid	-	-	-	-
Shares bought back on-market	(1.4)	(8.6)
Dividend reinvestment plan	13.7	87.9
Balance, July 29, 2001	1,176.6	1,293.1	0.2	-
Conversion of partly paid to fully paid	-	-	-	-
Dividend reinvestment plan	8.2	60.0
Shares bought back on-market	(0.2)	(1.4)
Balance, July 28, 2002	1,184.6	1,351.7	0.1	-

	Preference (ReCAPS)
	Fully Paid
	millions	A$M

Allotment of shares	7.0	680.6
Balance, July 29, 2001	7.0	680.6
Balance, July 28, 2002	7.0	680.6

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

ISSUED SHARE CAPITAL

Notes (continued)

Ordinary Class Shares

Ordinary shares entitle the holder to participate in the dividends of the company and the proceeds on winding up of the company, subject to entitlements of the reset convertible preference shares. Fully paid ordinary class shares are entitled to one vote per member, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders).

At July 28, 2002, there were 128,000 (2001 152,000) partly paid shares on issue, of which a further $1.99 per share is outstanding.

On July 19, 2001, the first 500 of each shareholder's ordinary shares were redesignated on the Australian Stock Exchange as Discount Card shares. On April 12, 2002, the Discount Card Shares reverted back to ordinary shares. During their separate listing, Discount Card Shares remained ordinary shares and as such, ranked equally with non-Discount Card Shares in every respect including voting and dividend rights.

Dividend Reinvestment Plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares, rather than being paid in cash. Shares are issued under the plan at a 2.5% discount to the market price (5% discount prior to the November 2001 ordinary dividend).

Share buy-back

During the period July 30 - August 10, 2001 (July 29 - July 27, 2001), the company purchased 222,322 (2001 1,374,718) ordinary class shares on-market as part of the company's capital management programme. This represents 0.01% (2001 0.12%) of the ordinary class share capital at July 28, 2002 (July 29, 2001). The shares were acquired at an average price including incidental costs of A$6.44 (2001 A$6.26) per share, with prices ranging from A$6.10 to A$6.60 (2001 A$5.99 to A$6.44). The total cost of A$1,430,699 (2001 A$8,606,428), including A$1,328 (2001 A$8,471) of transaction costs, was deducted from ordinary share capital.

At July 28, 2002, an on-market buy-back programme remained in place, with 28.4 (2001 28.6) million shares remaining of the original approved limit of 30.0 million shares.

Non-redeemable reset convertible preference shares (ReCAPS)

On December 18, 2000, the company allotted 7,000,000 ReCAPS with an issue price of A$100 per share. Shareholders receive a preferential, non-cumulative dividend of at least 6.5% per annum, fixed until 2005. ReCAPS dividends will be paid in priority to any dividends declared on ordinary shares. ReCAPS shareholders are not entitled to vote at any general meetings, except in the following circumstances:

  on a proposal:

i) to reduce the share capital of the company;

ii) that affects rights attached to the ReCAPS;

iii) to wind up the company;

iv) for the disposal of the whole of the property, business and undertaking of the company;

b) on a resolution to approve the terms of a buy-back agreement;

c) during a period in which a dividend or part of a dividend on the ReCAPS is in arrears;

d) during the winding up of the company.

In the event of the winding up of the company, ReCAPS will rank ahead of ordinary shares. On reset dates, the outstanding ReCAPS may be converted into ordinary shares at the option of the holders of the ReCAPS or CML. The rights of holders of ReCAPS were not been affected by the redesignation of ordinary shares on July 19, 2001 and their subsequent reversion on April 12, 2002.

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

RESERVES AND RETAINED PROFITS
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M

Asset revaluation reserve
Balance at beginning	406.6	404.8	397.6
2000 revaluation increment			7.2
Fair value (decrement)/increment of freehold and investment properties	(4.2)	1.8
	402.4	406.6	404.8

Retained profits
Balance at beginning	906.0	1,210.3	1,245.9
Net profit for the year	345.0	140.2	278.3
Cash dividends	(346.9)	(444.5)	(313.9)
	904.1	906.0	1,210.3

Total reserves and retained profits
Balance at beginning	1,312.6	1,615.1	1,643.5
Net profit for the year	345.0	140.2	278.3
Cash dividends	(346.9)	(444.5)	(313.9)
2000 revaluation increment			7.2
Fair value (decrement)/increment of freehold and investment properties	(4.2)	1.8
	1,306.5	1,312.6	1,615.1

Notes on pages 71 to 129 form part of the financial statements.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

These financial statements are prepared specifically for the purposes of filing an Annual Report on Form 20-F with the United States Securities and Exchange Commission (the SEC), and differ from the Australian financial statements presented to shareholders in the respective years in their treatment of goodwill arising on acquisition of companies and businesses (Refer paragraph d).

The significant accounting policies adopted by Coles Myer Ltd. (the "Company", "CML") and its controlled entities (the "CML Group") are detailed below. The financial statements are prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"). Where these principles differ from those generally accepted in the United States ("U.S. GAAP") reference is made by footnote. A reconciliation of the major differences between the accompanying financial statements and U.S. GAAP is included at Note 30.

a Basis of preparation

The financial statements have been prepared as a general purpose financial report which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year.

b Principles of consolidation

The consolidated financial statements have been prepared on an economic entity basis for the CML Group. The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year-end is contained in note 32. Where control of an entity is obtained during the year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control exists.

c Accounting for acquisitions

Acquired businesses are accounted for on the basis of the purchase method of accounting which consists of assigning fair values at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed.

d Goodwill

Goodwill on acquisitions since July 31, 1988 has been brought to account as an asset and amortized, using the straight line method, over the period in which the benefits are expected to arise, but not exceeding 20 years. The carrying value of goodwill is reviewed at each reporting period. Refer Note 30 for a description of the adoption for the purposes of the U.S. GAAP reconciliation of FASB Statement No. 141, Business Combinations ("FAS 141") and the amortization and non-amortizations provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142") for purchase business combinations consummated after June 30, 2001.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

In the financial statements submitted to shareholders, directors caused goodwill on acquisitions to July 31, 1988 to be written off as an extraordinary item, this being contrary to the treatment required by the relevant Australian accounting standard. Directors were satisfied all relevant goodwill on acquisitions would generate benefits for the company for periods of at least twenty years, but preferred immediate write off to amortization over an arbitrarily chosen period of years. However, the SEC requires that financial statements filed with it comply in all material respects with accounting standards in each company's country of origin. Accordingly, in these financial statements prepared for purposes of filing with the SEC, goodwill on acquisitions to July 31, 1988 has been reinstated at cost and amortized, using the straight line method, against profit from operations over 20 years from date of acquisition, unless accelerated amortization is required due to a carrying value exceeding the recoverable amount. As a result, net profit reported in these financial statements has been decreased by A$8.8 million, (2001 A$10.6 million, 2000 A$22.4 million) with the aggregate adjustment arising from all prior years causing shareholders' equity to increase by A$31.2 million (2001 A$40.0 million).

e Equity accounting of associated companies

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are deemed to be immaterial.

f Receivables

Trade and other debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

g Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realisable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including certain direct logistics expenses incurred in bringing the inventories to their present location and condition.

Volume related supplier rebates are recognised as a reduction in the cost of inventory and are released to cost of sales as the inventory is sold. The portion of supplier volume rebates which support promotional activities is taken to income as and when the promotional activity takes place.

There is inconsistent treatment by retailers in the accounting for supplier promotional rebates. Recent trends have been for all forms of supplier volume rebates, including those which support promotional activity to be treated as a reduction of inventory cost, deferring the recognition of the income to as and when the inventory is sold. On November 21, 2002, the Emerging Issues Task Force reached a consensus that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products. However, the presumption can be overcome if the consideration is either a reimbursement of costs incurred or payment for assets or services delivered to the vendor. As a result, the Company is intending to amend its accounting for supplier promotional rebates in the 2003 financial year.

As any adjustment will reflect a changed accounting basis it will be disclosed separately, if material. If such a change in accounting basis had been applied this financial year to opening and closing inventory, the impact on underlying net profit would have been a decrease of approximately A$3.0 million.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

h Investments

The carrying amount of all listed investments are stated at the lower of cost and recoverable amount. Investments in shopping centre unit trusts are stated at fair value. Dividends from all investments are brought to account when receivable.

i Property, plant and equipment

(i) Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date. Annual internal assessments are made, supplemented by independent assessments at least every three years. The above policy was adopted with effect from July 31, 2000.

The previous policy was to revalue all land and buildings at fair value every three years. The changed policy has not had a material effect in the current or prior financial year, nor is it expected to have a material effect in subsequent financial years. The changed policy has been adopted to comply with AASB 1041 Revaluation of Non-Current Assets, released in December 1999.

Additionally, the directors elected to adopt the revised AASB 1041 Revaluation of Non-Current Assets early, to enable it to become effective for the year ended 29 July 2001. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such a tax will crystallize. Borrowing and other holding and development costs on property under development, are capitalised until completion of the development. Plant and equipment is measured at the lower of cost less accumulated depreciation, and recoverable amount.

(ii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised on a straight-line basis, over the unexpired period of the lease or the estimated useful life of the improvement to the CML Group, whichever is the shorter.

(iii) Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, at rates calculated to allocate their cost or valuation against revenue over their estimated useful lives. U.S. GAAP also requires investment properties to be depreciated. Refer Note 30 for a reconciliation to U.S. GAAP, where an additional expense has been recognised.

The depreciation rates used for each class of assets are as follows:

	2002	2001	2000
Buildings Plant and equipment	1.5% 5% - 33%	1.5% 5% - 33%	1.5% 5% - 33%

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

j Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to its recoverable amount at balance date. The decrement in the carrying amount of assets valued on the cost basis is recognised as an expense in the consolidated income statements in the reporting period in which the recoverable amount write-down occurs. In determining the recoverable amount, expected future cash flows have been discounted to their present value.

k Identifiable intangible assets

(i) Liquor licenses

The costs of acquiring liquor licenses are amortized, using the straight-line method, over the period in which the benefits are expected to arise, but not exceeding twenty years.

(ii) Computer software

All costs directly incurred in the purchase or development of major computer software, including subsequent upgrades and material enhancements, are capitalized. Capitalized software is amortized using the straight-line method over the period in which the benefits are expected to arise, but not exceeding three years. Costs incurred on computer software maintenance are expensed as incurred.

The carrying value of all intangibles is reviewed at each reporting date.

l Accounts payable

These amounts represent liabilities for goods and services provided to the CML Group prior to balance date and which were unpaid. The amounts are unsecured and are usually paid between 7 and 60 days after recognition.

m Income tax

Income tax is provided using the liability method of tax effect accounting. Income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of cumulative timing differences, which occur where items are included for income tax purposes in a period different from that in the financial statements, is shown in the provision for deferred income tax or future tax benefit, as applicable. The timing differences have been measured using the tax rates expected to apply when the differences reverse. The future income tax benefits arising from tax losses have been recognized only where the realization of such benefits in future years are considered virtually certain.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

n Foreign exchange

Foreign currency transactions including forward contracts are translated into Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date or, where applicable, the contractual exchange rate.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the consolidated income statements in the financial year in which the exchange rates change.

At balance date, currency swaps in respect of particular borrowings have been revalued at prevailing exchange rates and the resultant difference netted off against the balance of those loans. Where other borrowings are hedged, the hedges have been valued at market rates at balance date. The resulting costs and benefits have been applied to the consolidated income statements, together with the foreign exchange gain or loss on related loans.

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange prevailing at balance date. Equity items are translated at historical rates. Consolidated income statements are translated at a weighted average rate for the year. Exchange differences, if any, arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the consolidated income statements.

o Employee benefits

Employee benefits expected to be settled within twelve months are accrued at nominal amounts on the basis of statutory and contractual requirements. They are calculated on the basis of current wage and salary rates including related on-costs. Liabilities for other employee entitlements which are not expected to be paid or settled within twelve months, are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using the rates attaching to national government guaranteed securities with similar maturity terms.

Contributions to superannuation funds are expensed as incurred.

p Superannuation

The CML Group has a number of superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The most recent actuarial reports indicated that the financial position of the defined benefit funds is sufficient to meet projected commitments. The CML Group's commitment in respect of accumulation type funds is limited to making the specified contributions. The CML Group's contributions to the superannuation funds are expensed as incurred in these financial statements, which are prepared under Australian GAAP. The effect of the difference from U.S. GAAP is reflected in Note 30, and U.S. GAAP information in relation to the defined benefit funds (in accordance with FAS 87 and FAS 132) is detailed in Note 22.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

q Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all of the risks and benefits of ownership of the property are retained by the lessors, and accordingly, in the financial statements, they are classified as operating leases.

Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Refer Note 24 for details of non-cancellable operating lease commitments.

r Lease incentives

From January 30, 1995 lump sum payments received in relation to major lease contracts are deferred and amortized over the period of benefit. In the past such amounts were credited to the Consolidated Income Statements in the year in which they were receivable.

U.S. GAAP requires lease incentives for lease agreements entered into after December 31, 1988 to be recognized on a straight line basis over the term of the new lease. The effect of this difference is detailed in Note 30.

s Interest bearing liabilities

Borrowings are carried at their principal amounts. Interest is recognised as an expense as it accrues, except where it is included in the cost of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to prepare for intended use. Long and medium term borrowing expenses are amortized over the lesser of five years or the term of the relevant borrowing.

t Revenue

Revenue from sale of goods includes concession sales and is after deducting returns. Promotional allowances received from suppliers are credited to income as they are earned. Refer Note 2 for commentary on a change in accounting policy in 2001 for purchase settlement discounts.

u Earnings per share

The CML Group has applied the revised AASB 1027 Earnings Per Share (issued June 2001) for the first time from July 30, 2001. Basic and diluted earnings per share for the comparative period ended July 29, 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit less reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basis earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

u Earnings per share (continued)

Diluted earnings per share calculations in previous years incorporated adjustments to the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year.

v Derivatives

The CML Group is exposed to changes in interest rates and foreign exchange rates from its activities. These risks are hedged by the CML Group primarily through the use of derivatives which mainly take the form of swaps, futures, forward contracts and options. Interest rate derivatives that are designated and are effective as hedges, are generally deferred and amortised over the remaining life of the hedged items.

w Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, other than receivables and payables that are stated with the amount of GST included. GST incurred on purchases that is not recoverable from the Australian Taxation Office (ATO) is included as part of the cost of acquisition of an asset or part of an item of expense. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

x Segment reporting

The CML Group has applied the revised AASB 1005 Segment Reporting (issued August 2000) for the first time from July 30, 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new business segments reported are: Food & Liquor, General Merchandise & Apparel, Emerging Businesses and Property and Unallocated.

y Comparative amounts

Certain amounts in the prior years' comparative information have been restated to conform with changes in presentation in the current year.

2. CHANGES IN ACCOUNTING POLICY

Effective July 31, 2000, the CML Group made a modification to the method of inventory costing. The change was to recognise purchase settlement discounts as a reduction in the cost of inventories and to recognise certain direct costs of operating distribution centers as a component of the cost of bringing inventories to their present location and condition. Previously, purchase settlement discounts were credited to income when received and the costs of operating distribution centers were expensed as incurred. The change was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 Inventories. For the year ended July 29, 2001 the impact of the change in accounting policy was an increase to the CML Group's profit before tax of A$25.4 million.

Effective July 31, 2000, the CML Group changed its accounting policy with respect to payment of stamp duty on leased property. The previous policy expensed all stamp duty payments as and when they were paid. The revised accounting policy recognises that the initial stamp duty paid on each property gives rise to benefits across the life of the lease. As a result, all prior stamp duty payments on currently leased property have been capitalised. For the year ended July 29, 2001 the impact of the change in accounting policy was an increase to the CML Group's profit before tax of A$29.9 million.
3. REVENUE	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M

Revenue from operating activities
Sales	25,688.7	23,779.6	24,159.9
Rebates and other allowances	650.6	575.0	462.2

Revenue from non-operating activities
Interest income*	27.4	16.0	9.8
Rental income	37.8	31.7	35.8
Proceeds from sale of
Property, plant and equipment	38.8	124.5	55.7
Investments		25.4	4.5
Businesses and controlled entities	73.0
Other income	221.1	265.5	339.2
	398.1	463.1	445.0
Total revenue	26,737.4	24,817.7	25,067.1

* Includes interest from the Coles Myer Employee Share Plan of A$12.4 million (2001 A$6.7 million, 2000 A$4.7 million).

4. OPERATING PROFIT	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Profit from ordinary activities before income tax expense includes the following net gains and expenses:
Gains:
Net gain/(loss) on sale of
Freehold property	15.0	21.6	(0.7)
Plant and equipment	(27.0)	(20.8)	(33.7)
Businesses and controlled entities	(0.1)	0.8
	(12.1)	1.6	(34.4)

Expenses:
Interest	77.0	120.8	127.3
Other costs of finance	25.9	3.9	(1.7)
Total borrowing costs	102.9	124.7	125.6

Depreciation
Freehold buildings	0.6	1.1	1.5
Leasehold improvements	45.4	41.3	38.0
Plant and equipment	408.9	407.1	388.1
	454.9	449.5	427.6

Amortization
Liquor licences	10.3	3.2	2.7
Goodwill	15.7	17.3	30.6
Computer software	9.7	9.7	9.0
Stamp duty	2.8	2.6
	38.5	32.8	42.3

Provisions
Employee entitlements	16.2	38.1	27.7
Workers' compensation	39.8	24.6	15.5
Self-insured risks	1.4	(1.6)	(4.9)
Onerous New Zealand contracts	(9.5)	49.7
	47.9	110.8	38.3

Write-down of non-current assets to recoverable amounts
Investments		8.6
Property, plant and equipment	1.4	21.9
Intangibles	9.0	11.1
	10.4	41.6

Bad and doubtful debts	9.6	9.5	6.2

5. INCOME TAX EXPENSE	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
The Australian statutory tax on profit is reconciled to the income tax expense as follows:
Profit before income tax	482.2	208.2	414.5

Statutory rate of taxation	30%	34%	36%

Tax calculated at the statutory rate on profit before income tax (from)/to which is (deducted)/added the tax effect of:	144.7	70.8	149.2
Non-deductible depreciation and amortisation	1.3	0.8	8.2
Under/(over) provision from prior year	10.4	(20.5)	(39.9)
Non-allowable goodwill amortisation and write off	2.6	3.6	8.1
Loss/(profit) on property sales not subject to tax	(3.8)	(1.3)	0.1
Other items not subject to tax	(8.3)	(6.3)	(4.1)
Other non-deductible expenditure	2.1	25.8	15.9
Income losses recouped	(11.8)	(8.1)	7.4
Effect on deferred balances of change in tax rate from 36% to 34% and 30%		3.2	(8.7)
Income tax expense	137.2	68.0	136.2

The components of income tax expense are:
Income tax expense credited to current tax provision	104.8	30.6	200.5
The net tax effect of temporary differences:
Accelerated depreciation	(19.5)	(9.3)	(20.4)
Employee entitlements	(4.3)	(12.9)	1.4
Prepayments	(3.2)	19.0	(13.9)
Provisions	29.1	9.5	9.8
Income received in advance	1.0	5.7	(4.7)
Income received from partnerships	2.1	(2.4)	(29.5)
Foreign exchange translation, hedge and
other finance costs	(19.3)	14.1	6.2
Inventory valuation	14.8	22.8	(14.9)
Software amortised for tax	1.6		(6.0)
Other	30.1	(9.1)	7.7
Income tax expense	137.2	68.0	136.2

  INCOME TAX EXPENSE (continued)

The significant temporary differences which give rise to deferred tax assets and liabilities are as follows:

	July 28, 2002		July 29, 2001
	Deferred income tax liabilities	Future income tax benefits	Deferred income tax liabilities	Future income tax benefits
	A$M	A$M	A$M	A$M
Excess of tax depreciation claimed over accounting depreciation	(135.0)	7.6	(154.4)	7.5
Foreign exchange translation, hedge and other finance costs	(6.6)	21.2	1.3	(6.0)
Employee entitlements		148.2		143.9
Prepayments	(17.2)		(20.4)
Income received in advance	(7.4)		(6.4)
Inventory valuation	(22.5)		(7.7)
Provisions and accruals	(45.8)	37.0	(28.5)	48.8
Lease incentives		14.5		15.8
Differences between tax and accounting income of partnerships and trusts	(1.0)		1.1
Differences between tax and accounting software expensed	(14.0)	29.8	(4.5)	21.9
	(249.5)	258.3	(219.5)	231.9
Included in:
Provisions (non-current)	(249.5)		(219.5)
Other assets (non-current)*		258.3		231.9
	(249.5)	258.3	(219.5)	231.9

* Future income tax benefits attributable to tax losses that have been recognised in 2002 total A$12.4 million. In 2002, no potential future income tax benefits relating to tax losses remain unrecognised as realisation of these losses is virtually certain. In 2001, potential future income tax benefits of A$25.0 million attributable to tax losses of A$76.9 million carried forward by controlled entities were not brought to account as they were not virtually certain of realization.

	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
6. DIVIDENDS

Interim ordinary 13.5 cents (2001 13.5 cents, 2000 13.5 cents) paid on May 13, 2002	159.3	157.9	156.5
Final ordinary 12.0 cents (2001 12.0 cents, 2000 13.5 cents) paid on November 11, 2002	142.1	141.2	157.4

Preference A$3.2589 paid on November 30, 2001	22.8
Less: provided at July 29, 2001	(7.6)
	15.2
Preference A$3.2411 paid May 31, 2002 (2001 May 31, 2001)	22.7	20.4
Preference A$3.2589 payable December 2, 2002 pro rata to July 28, 2002 (2001 November 30, 2001 pro rata to July 29, 2001)	7.6	7.6
Total ReCAPS dividends	45.5	28.0
Special ordinary of NIL (2001 10.0 cents paid on June 18, 2001)		117.4
	346.9	444.5	313.9

Dividend franking account

This amount represents the balance of the dividend franking accounts after allowing for current tax, dividend provisions and payments and franking credits the company is prevented from distributing, based on a tax rate of 30% (2001: 30%, 2000: 34%)	39.7	94.6	270.5

As a result of changes to the income tax law, franking account entries must now be recorded on a tax-paid basis. In order to restate the comparative franking account balance for the year ended July 29, 2001 (July 30, 2000) on a tax-paid basis, the balance has been reduced by a fraction of 30/70 (2000 34/66) from A$220.7 million (2000 A$525.0 million) to A$94.6 million (2000 A$270.5).

CML can access sufficient franking credits from its controlled entities to enable the payment of fully franked dividends for at least the subsequent year.

	July 28,	July 29,
	2002	2001
	A$M	A$M
7. RECEIVABLES (CURRENT)

Customer receivables	202.0	194.4
Allowance for doubtful accounts	(4.7)	(9.2)
	197.3	185.2

Other debtors	92.2	177.7
Allowance for doubtful accounts	(0.5)	(0.2)
Receivable from Australian Taxation Office	6.7	34.8
	98.4	212.3
	295.7	397.5

8. OTHER ASSETS (CURRENT)

Prepayments	53.2	66.3

9. RECEIVABLES (NON-CURRENT)

Loan to employee share plan - Note 23	105.8	136.4
Term deposits and advances	14.6	32.9
Loans to associated unit trust and partnership	2.2	7.2
	122.6	176.5

10. INVESTMENTS	July 28,	July 29,
	2002	2001
	A$M	A$M

Listed securities at cost (market value 2002 A$15.3 million, 2001 A$18.0 million) *	15.3	22.7
Provision for permanent impairment in value - listed securities		(5.0)
Unlisted debentures, at cost	0.1	0.1
Unlisted securities, at cost	19.3	24.9
Provision for permanent impairment in value - unlisted securities		(4.6)
	34.7	38.1
Other:
Interest in shopping center unit trusts,
At fair value **	72.5	68.1
Interest in partnerships,	2.0	2.0
	74.5	70.1
	109.2	108.2

* No capital gains tax would be payable had these investments been sold at balance date at their market values.

** Fair value represents the estimated market selling price of the underlying property less any estimated selling costs. Capital gains tax has not been taken into account in determining the revalued amount.

Interest in associated trusts and partnerships:
	Investment		Interest
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	A$M	A$M	%	%
Unit trusts
CMS General Trust (1)
- Property ownership	72.5	68.1	50	50
	72.5	68.1
Partnership
Fly Buys Partnership (2)
- Loyalty program	2.0	2.0	50	50
	2.0	2.0
Proprietary company
Quids Technology Pty. Ltd. (1)
- Software development	-	-	50	50
	-	-

(1) Balance date is June 30

  Balance date is December 31

	July 28,	July 29,
	2002	2001
	A$M	A$M
11. PROPERTY, PLANT AND EQUIPMENT

Freehold properties
Land
At fair value	163.4	200.3
Total land	163.4	200.3

Buildings
At fair value	36.1	54.6
Accumulated depreciation	(1.2)	(0.8)
	34.9	53.8

Total buildings	34.9	53.8
Total freehold properties	198.3	254.1

Leasehold improvements
At cost	614.2	586.3
Accumulated amortisation	(251.9)	(242.7)
	362.3	343.6

Investment properties
Investment freehold properties
At fair value	334.7	293.8

Total investment freehold properties	334.7	293.8

Total properties	895.3	891.5

Plant and equipment
At cost	5,420.3	5,259.1
Accumulated depreciation	(3,044.5)	(2,822.4)

Total plant and equipment	2,375.8	2,436.7

Capital work in progress, at cost	150.9	136.0

Total property, plant and equipment	3,422.0	3,464.2

11. PROPERTY, PLANT AND EQUIPMENT (continued)

Fair value are the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. The latest assessment of fair value as at July 28, 2002 are primarily based on independent assessments.

Freehold and investment properties are recorded at current estimated market valuations (assuming continuation of the properties' existing or intended use), as permitted by Australian GAAP. The effect of this variation from U.S. GAAP is shown in Note 30.

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:
	Freehold properties:		Leasehold	Investment	Plant and	Capital work
CML Group 2002	Land	Buildings	improvements	properties	equipment	in progress	Total
Carrying amount at the
start of the year:	200.3	53.8	343.6	293.8	2,436.7	136.0	3,464.2
Additions	0.1	0.4	60.8		334.9	116.7	512.9
Disposals	(22.3)	(6.8)	(10.7)		(74.8)		(114.6)
Acquisitions of entities or operations			0.8		22.1	1.3	24.2
Fair value decrements	(1.0)			(7.4)			(8.4)
Write-down to recoverable amounts			(1.0)		(0.4)		(1.4)
Depreciation expense		(0.6)	(45.4)		(408.9)		(454.9)
Transfers (to)/from another class	(13.7)	(11.9)	14.2	48.3	66.2	(103.1)
Carrying amount at the end of the year	163.4	34.9	362.3	334.7	2,375.8	150.9	3,422.0

	July 28,	July 29,
	2002	2001
	A$M	A$M
12. INTANGIBLES

Goodwill, at cost	408.1	404.9
Accumulated amortization	(294.8)	(290.8)
	113.3	114.1

Liquor licences, at cost	191.4	185.3
Accumulated amortization	(27.4)	(16.5)
	164.0	168.8

Computer software, at cost	115.7	107.6
Accumulated amortization	(38.2)	(41.7)
	77.5	65.9
	354.8	348.8

13. OTHER ASSETS (NON-CURRENT)

Future income tax benefits	258.3	231.9
Other	29.9	42.1
	288.2	274.0

	July 28,	July 29,
	2002	2001
14. ACCOUNTS PAYABLE	A$M	A$M

Trade creditors	1,775.3	1,576.3
Accrued liabilities	495.4	587.7
	2,270.7	2,164.0

15. BORROWINGS (CURRENT)

Other loans	15.3	127.8

Other loans are predominantly due for repayment within 3 months of balance date with a weighted average interest rate of 9.2% (2001 9.2%). Refer note 17 for details of the company's negative pledge.

16. PROVISIONS (CURRENT)

Proposed dividend	149.7	148.8
Provision for employee benefits	419.0	415.3
Self-insured risks	35.6	34.2
Workers' compensation	32.1	24.5
Provision for New Zealand onerous contracts	4.2	3.9
	640.6	626.7

17. LONG TERM DEBT

5.1% commercial paper supported by committed
Domestic and international facilities - net of unamortized
discount A$NIL (2001 - A$NIL million) due in 2001. *		10.0
6.1% - 7.1% bonds and notes issued under domestic and
international facilities due 2003 - 2005	600.0	800.0
5.3% - 9.2% unsecured domestic bank loans due 2003 - 2007	327.2	342.3
0.2% - 7.2% unsecured international bonds and notes
due 2002 - 2006	644.3	518.7
5.7% unsecured international loans due in 2004	18.1	26.7
Other	0.4
	1,590.0	1,697.7
Net value of currency swaps supporting foreign currency facilities	(37.2)	(46.1)
	1,552.8	1,651.6

* These liabilities are part of long-term committed facilities under which floating rate funding is made available, and under which the company has the right to draw or repay amounts at short term intervals at its discretion.

At balance date, all foreign currency borrowings were fully hedged and the CML Group had no secured liabilities. The CML Group's borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the Negative Pledge), and acceptance by investors of complementary Trust Deeds for public issues of bond and notes.

The Negative Pledge is the basis of an unsecured borrowing structure, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of secured liabilities to tangible assets at 40%. In addition, a pledge is given not to provide security over CML Group assets, in contravention of the terms of the Negative Pledge, without providing equivalent security to parties to the Negative Pledge. Similar ratio restrictions are included in Trust Deeds to provide a standard borrowing structure.

17. LONG TERM DEBT (continued)

Liabilities covered by the above mature as follows:

	July 28,	July 29,
	2002	2001
	A$M	A$M
2002/2003		167.1
2003/2004	466.4	458.8
2004/2005	396.3	526.3
2005/2006	537.1	412.5
2006/2007	106.1	69.1
2007/2008	83.7	83.7
2009/2010	0.4
	1,590.0	1,717.5

Long-term foreign currency loans included above consist of:

United States dollars	59.4	78.8
Japanese yen	600.5	423.5
Euro	2.5
Netherlands guilders		43.1
	662.4	545.4

Unused firmly committed long-term financing facilities of A$730.0 million (2001 A$1,030.0 million) were available at year end. All borrowings are generally subject to, or consistent with, terms and conditions of the Standard Coles Myer Negative pledge.

To limit its exposure to movements in foreign exchange rates the CML Group has entered into agreements to exchange Australian dollars and foreign currencies, predominantly the exchange of Australian dollars for United States dollars. At year end the total face value of contracts entered into was A$1,204.4 million (2001 A$1,048.7 million). Of these, A$625.3 million (2001 A$499.2 million) related to the principal exchanges under currency swaps for terms of up to 6 years, and A$579.1 million (2001 A$549.5 million) related to foreign currency contracts for terms of up to 1 year.
	July 28,	July 29,
	2002	2001
18. LONG TERM LOANS	A$M	A$M
Borrowings outstanding at the end of the financial year that were non-interest bearing:
Domestic bank loans		17.1
Other		2.7
		19.8

19. PROVISIONS (NON-CURRENT)

Provision for employee benefits	76.8	64.3
Provision for workers' compensation	91.5	59.3
Deferred income tax	249.5	219.5
Provision for New Zealand onerous contracts	36.0	45.8
	453.8	388.9

20. SHARE CAPITAL

Issued and paid up
Ordinary fully paid - 1,184,579,882 shares (2001 1,176,610,496)	1,351.7	1,293.1
Ordinary partly paid - 128,000 shares paid to A$0.01 (2001 152,000)	-	-
ReCAPS fully paid - 7,000,000 shares	680.6	680.6
	2,032.3	1,973.7

Changes in issued share capital during the year were:

  the issue of 8,167,708 (2001 13,645,143) ordinary shares under the Dividend Reinvestment Plan for A$60.0 million (2001 A$87.8 million);

  the conversion of 24,000 (2001 14,000) partly paid ordinary shares to fully paid ordinary shares, for A$NIL million (2001 A$NIL million);

  the on-market buy back of 222,322 (2001 1,374,718) shares for A$1.4 million (2001 A$8.6).

All issued capital, previously converted to stock units, reconverted to shares effective October 30, 1998.
	July 28,	July 29,
	2002	2001
	A$000	A$000
21. AUDITOR'S REMUNERATION

Amounts received or due and receivable by auditors for:
Audit	3,550	3,443

Other assurance services
Acquisitions/divestments	771	271
Sales certificates under leases	220	210
Accounting advice	264
Related party transaction review	120	145
Other	297	40
	1,672	666
Taxation advice	257	499
Total PricewaterhouseCoopers	5,479	4,608
PWC Consulting*
Systems implementation support	2,574	3,200
Support for GM&A and Shared Services reviews	2,725	2,213
Supply chain advice	148
Advice on technology platforms and systems	519	99
Change management advice	120
Other	216	144
Total PWC Consulting	6,302	5,656
	11,781	10,264

* The acquisition of PWC Consulting by IBM was completed on October 1, 2002. From this date CML's auditor PricewaterhouseCoopers and PWC Consulting were indepenent organizations.

22. RETIREMENT BENEFITS

The CML Group sponsors several retirement plans covering a substantial proportion of permanent employees, including both defined benefit and defined contribution plans. The CML Group's contribution to retirement plans for all company sponsored defined benefit plans as recognized in these consolidated financial statements under Australian GAAP was A$56.2 in 2002, A$40.6 million in 2001 and A$37.8 million in 2000.

The effect of the differences in accounting for retirement benefits under Australian GAAP and U.S. GAAP is reflected in Note 30.

a Defined benefit plans

Defined benefit plans, covering the majority of salaried employees and a relatively small proportion of hourly paid permanent employees, provide lump sum benefits on retirement that are based on the employee's compensation during defined periods within the three years before retirement, as well as lump sum death, disablement and resignation benefits. It is the CML Group's policy to contribute to the plans at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deeds. The assets of these plans are invested in government securities, equity shares, property and a variety of other securities as determined by professional investment managers appointed by the trustees.

Retirement benefit expense, actuarial assumptions, and the funded status of the defined benefit plans under Statement of Financial Accounting Standards No. 87 (SFAS 87) are as follows:
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Net periodic retirement benefit expense (Note a):
Service cost	61.7	66.2	55.8
Interest cost on projected benefit obligation	56.1	56.2	51.7
Actual return on assets	(66.4)	(62.1)	(132.6)
Net amortisation and deferral	(1.8)	(8.9)	63.9
	49.6	51.4	38.8

Discount rate	6.00%	6.00%	6.00%
Rate of increase in compensation levels	4.50%	5.00%	5.00%
Expected long-term rate of return on assets	7.00%	8.00%	8.00%
	July 28,	July 29,
	2002	2001
	A$M	A$M

Projected benefit obligation, beginning of year	996.8	890.9
Service cost	61.7	66.2
Interest cost	56.1	56.2
Contributions by plan participants	34.7	36.7
Actuarial (profits)/losses	(27.9)	55.7
Benefits paid	(157.1)	(108.9)
Projected benefit obligation, end of year	964.3	996.8

22. RETIREMENT BENEFITS (continued)
	July 28,	July 29,
	2002	2001
	A$M	A$M
Funded status of plans:
Plan assets at fair value, beginning of year	1,018.1	987.6
Actual return on plan assets	(72.0)	62.1
Contributions (employer and employee)	88.1	77.3
Benefits and expenses paid	(157.1)	(108.9)
Plan assets at fair value, end of year (Note b)	877.1	1,018.1
Projected benefit obligation	(964.3)	(996.8)
Projected (shortfall)/benefit obligation less than plan assets	(87.2)	21.3
Unrecognised prior service cost	0.2	1.3
Unrecognised net loss/(gain) from past experience different from that assumed (Note c)	6.5	(105.4)
Accrued pension cost (Note d)	(80.5)	(82.8)

Notes:

a As discussed above, the net periodic retirement benefit expense and accrued pension cost have not been recognized in these consolidated financial statements, which have been prepared under Australian GAAP and which record the expense for the year as the CML Group's contributions payable to the plans. The amount of the contributions payable is determined by the terms of the respective trust deeds. The effect on the CML Group's reported financial position and results of operations is reflected in Note 30.

b Plan assets include fully paid ordinary shares in the company of A$1.9 million (2001 A$3.5 million).

c These are gains or losses in the plans that are deferred and recognized over future periods under U.S. GAAP. They represent the cumulative gain from changes in the value of either plan assets or the projected benefit obligation resulting from actual experience being different from that assumed when performing SFAS 87 calculations.

d Accrued pension cost has been recorded in other non-current liabilities for the purposes of the U.S. GAAP reconciliation - refer Note 30.

b Defined contribution plans

The majority of employees are covered by various multi-employer industry and statutory retirement plans. The CML Group has contributed and charged to expense A$151.9 million (2001 A$153.1 million, 2000 A$140.1 million) for such plans. The CML Group does not have access to the financial statements of such plans. However, given they are defined contribution plans, the CML Group's share of the plans' assets is A$NIL and there are no unfunded liabilities.

23. EMPLOYEE SHARE AND OPTION PLANS

At the 1993 Annual General Meeting, shareholders approved the establishment of a general employee share plan, the Coles Myer Employee Share Plan ("the Plan"), and the Coles Myer Employee Share Plan Trust ("the Trust"). The Trust acquires Coles Myer Ltd. ordinary shares on the Australian Stock Exchange and then invited eligible employees to purchase them. At CML's discretion, employees who have worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months as a casual, are eligible to purchase shares on the following basis:

  Shares are purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust.

  Employees pay for the shares by applying dividends on the shares and making voluntary payments.

  No interest is charged on the outstanding purchase price.

  Employees who leave the CML Group within three years of acquiring shares under the Plan will generally forfeit their shareholding.

  A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee will depend on the employee's position and performance within the CML Group.

The following shares were on issue at balance date:
		No. of shares	Shares on issue		No. of employees
		issued per	July 28,	July 29,	July 28,	July 29,	Price
Issue	Type	employee	2002	2001	2002	2001	A$

May 6, 1994	G	200 to 2,500	12,301,050	13,900,750	19,726	21,961	4.93
Jun 15, 1995	P	50 to 2,000	375,350	419,950	1,846	2,130	4.78
Jan 12, 1996	P	50 to 2,500	442,930	507,315	2,058	2,355	4.54
Aug 14, 1996	P	100 to 1,100	354,530	402,030	978	1,117	4.61
			13,473,860	15,230,045

G = General issue P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust. The market price of CML ordinary shares at balance date was A$6.45 (2001 A$6.10).

At balance date, the Trust held 13,948,571 (2001 18,958,021) unallocated shares of which all were subject to options issued under the Coles Myer Executive Share Option Plan.

CML provides finance to the Trust to acquire shares. At balance date, a loan of A$105.8 million (2001 A$136.4 million) was provided to the Trust (refer Note 9).

CML has established an Executive Share Option Plan, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at CML's discretion. Each option is over one share. Options have no voting rights until exercised.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over issued shares at balance date and options over issued shares exercised during the period July 30, 2001 to July 28, 2002 are:
Issue date	Option exercise period	Exercise price A$	Hurdle conditions (see note)	No. of employees at balance date	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over issued shares at balance date
Oct 23, 1997	Oct 15, 1998 - Mar 19, 2002	6.68	1a	0	NIL	2,000,000	NIL	NIL
Oct 23, 1997	Oct 15, 1999 - Mar 19, 2002	6.68	1b	0	NIL	2,000,000	NIL	NIL
Oct 23, 1997	N/A	6.68	1c	0	NIL	NIL	2,000,000	NIL
Jul 23, 1999	Oct 30, 2000 - Oct 29, 2005	4.50	2	3	NIL	171,000	NIL	66,000
Jul 23, 1999	Oct 30, 2001 - Oct 29, 2006	4.50	2	3	NIL	285,000	NIL	66,000
Jul 23, 1999	Oct 30, 2002 - Oct 29, 2007	4.50	2	6	NIL	NIL	39,000	204,000
Nov 5, 1999	Nov 5, 2002 - Nov 5, 2006	8.25	3	123	NIL	NIL	425,000	1,086,000
May 3, 2000	Oct 30, 2001 - Oct 30, 2006	4.50	4	6	NIL	NIL	32,000	96,000
May 3, 2000	Oct 30, 2002 - Oct 30, 2007	4.50	4	6	NIL	NIL	16,000	96,000
May 3, 2000	Oct 30, 2003 - Oct 30, 2008	4.50	4	6	NIL	NIL	16,000	96,000
Jun 1, 2000	Jun 1, 2003 - Jun 1, 2007	6.46	5	152	NIL	NIL	1,024,000	3,636,000
Jun 27, 2000	Jan 1, 2002 - Jun 27, 2010	NIL	NIL	0	NIL	400,000	NIL	NIL
Jun 27, 2000	N/A	NIL	NIL	0	NIL	NIL	400,000	NIL
Nov 17, 2000	Nov 17, 2001 - Jul 27, 2006	7.28	NIL	1	NIL	NIL	NIL	1,600,000
Nov 17, 2000	Nov 17, 2002 - Jul 27, 2006	7.28	NIL	1	NIL	NIL	NIL	1,600,000
Nov 17, 2000	Jul 27, 2003 - Jul 27, 2006	7.28	NIL	1	NIL	NIL	NIL	800,000
Nov 17, 2000	Nov 17, 2001 - Jul 27, 2006	NIL	NIL	1	NIL	NIL	NIL	80,000
Nov 17, 2000	Nov 17, 2002 - Jun 27, 2006	NIL	NIL	1	NIL	NIL	NIL	80,000
Nov 17, 2000	Jul 27, 2003 - Jul 27, 2006	NIL	NIL	1	NIL	NIL	NIL	40,000
Aug 1, 2001	Jul 31, 2002 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2003 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2004 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2005 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2006 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Sep 3, 2001	Aug 31, 2002 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2003 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2004 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2005 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2006 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 4, 2001	Sep 9, 2002 - Sep 9, 2007	6.33	6a	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2003 - Sep 9, 2007	6.33	6b	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2004 - Sep 9, 2007	6.33	6c	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2005 - Sep 9, 2007	6.33	6d	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2006 - Sep 9, 2007	6.33	6e	1	500,000	NIL	NIL	500,000
Oct 5, 2001	May 1, 2002 - Apr 30, 2007	4.50	NIL	2	66,000	NIL	NIL	66,000
Oct 5, 2001	May 1, 2003 - Apr 30, 2008	4.50	NIL	2	66,000	NIL	NIL	66,000
Oct 5, 2001	May 1, 2004 - Apr 30, 2009	4.50	NIL	2	68,000	NIL	NIL	68,000
								16,246,000

The options are subject to tenure hurdles (as indicated by the commencement of the option exercise period) and where indicated, performance hurdles.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over unissued shares during the period July 30, 2001 to balance date:
Issue date	Option exercise period	Exercise price A$	Hurdle conditions (see note)	No. of employees at balance date	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over unissued shares at balance date
Mar 8, 2002	Oct *, 2003 - Dec *, 2006	7.66	7a	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2003 - Dec *, 2006	7.66	7	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2004 - Dec *, 2006	7.66	7	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2005 - Dec *, 2006	7.66	7	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2006 - Dec *, 2006	7.66	7	174	4,233,000	NIL	162,400	4,071,000
Jun 5, 2002	Oct *, 2003 - Dec *, 2006	8.32	7a	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2003 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2004 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2005 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2006 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2003 - Dec *, 2006	7.66	NIL	458	5,474,000	NIL	12,000	5,462,000
Jun 5, 2002	Oct *, 2004 - Dec *, 2006	7.66	NIL	458	2,737,000	NIL	6,000	2,731,000
Jun 5, 2002	Oct *, 2005 - Dec *, 2006	7.66	NIL	458	2,737,000	NIL	6,000	2,731,000
Jun 5, 2002	Oct *, 2006 - Dec *, 2006	7.66	NIL	458	2,737,000	NIL	6,000	2,731,000
Jun 26, 2002	Oct *, 2004 - Dec *, 2007	6.44	7b	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2004 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2005 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2006 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2007 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jul 10, 2002	Mar *, 2004 - May *, 2007	8.26	7c	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2004 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2005 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2006 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2007 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2004 - May *, 2007	8.26	NIL	11	132,000	NIL	NIL	132,000
Jul 10, 2002	Mar *, 2005 - May *, 2007	8.26	NIL	11	66,000	NIL	NIL	66,000
Jul 10, 2002	Mar *, 2006 - May *, 2007	8.26	NIL	11	66,000	NIL	NIL	66,000
Jul 10, 2002	Mar *, 2007 - May *, 2007	8.26	NIL	11	66,000	NIL	NIL	66,000
Total number of options over unissued shares at balance date								37,670,000

Legend:

* Exercise period is shown as the expected month only. The actual first exercise date is the day following the announcement of the results of the CML Group for the half-year end preceding the month shown. The actual last exercise date is 60 days after the announcement of the results of the CML Group for the half-year end preceding the month shown.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

  Total shareholder return ("TSR") must equal or exceed the increase in the fully paid ordinary shares in other industrial companies included in the ASX 100 Industrials Accumulation Index over the relevant period.

  a October 15, 1997 to October 15, 1998. This hurdle was met and thus the options are exercisable.

  b October 15, 1997 to October 15, 1999. This hurdle was met and thus the options are exercisable.

  c October 15, 1997 to October 15, 2001. This hurdle was originally to 15 October 2000, but was not met at that time. The directors exercised the discretion available under the Coles Myer Executive Share Option Plan to extend the hurdle period to October 15, 2001. However the tranche lapsed on cessation of Mr. Eck's employment.

  • Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001, and 2002; or

  • Total shareholder return over any one of the periods October 16, 1998 to October 15, 2000, October 15, 2001 or October 15, 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange ("ASX").

  The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable subject to the tenure hurdle.

  TSR over any one of the periods March 1, 1999 to February 28, 2002, February 28, 2003, or February 29, 2004 must equal or exceed the median return over the same period of a set list of 100 industrial companies listed on the ASX.

  • Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2001, 2002, and 2003; or

  • Total shareholder return over any one of the periods October 16, 1999 to October 15, 2001, October 15, 2002 or October 15, 2003 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

  TSR over any one of the periods March 1, 2000 to February 28, 2003, February 29, 2004, or February 28, 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

  • TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or

• Earnings per share growth expressed as a compound annual growth rate ("EPSG") must equal or exceeds 12.5% over the relevant period.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

The relevant periods are:

    September 30, 2001 - July 28, 2002

    Financial year 2003

    Financial year 2004

    Financial year 2005

    Financial year 2006

The options will progressively vest according to the level of TSR or EPSG achieved each year. Median TSR or minimum required EPSG (12.5% p.a. compound) will deliver 250,000 options up to 65th percentile TSR or upper range EPSG (15% p.a. compound) which will deliver 500,000 options. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

  The performance hurdles applying to the options are equivalent to those shown in note 6 above except that the relevant periods are the 12 month periods ending on the half-year end preceding the first exercise date for each series (except as noted above).

a The relevant period is the year ended July 28, 2002.

b The relevant period is the year ending July 27, 2003.

c The relevant period is the 12 month period ending January 26, 2003.

The directors have a discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

Source of Shares

All options over issued shares have been issued over shares held by the Trust. To the extent, if any, that there are insufficient shares held by the Trust at the time options are exercised, the Company will issue new shares unless the Company procures a third party to provide the necessary shares.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

Executive Director and Top Five Officers During Period - Options held at October 3, 2002
Options outstanding
Name and Position	at October 3, 2002

John Fletcher
Managing Director and Chief Executive Officer Options issued September 4, 2001	2,500,000

Hani Zayadi
Managing Director - Kmart Options issued August 1, 2001	2,500,000

Warren Flick
Chief Operating Officer, General Merchandise and Apparel Options issued November 17, 2000	4,120,000

Larry Davis
Managing Director - Target Options issued September 3, 2001	1,500,000

Dawn Robertson
Managing Director - Myer Grace Bros Options issued June 26, 2002	2,500,000

Alan Williams
Chief Operating Officer - Food, Liquor and Logistics Options issued July 23, 1999 - March 8, 2002	1,064,000

Refer above for terms of issue.

Movement in options from balance date to October 3, 2002:
Issue date	Option exercise period	Exercise price A$	Type	No. of options lapsed during period	No. of options exercised during period	No. of options outstanding at October 3, 2002
November 5, 1999	November 5, 2002 - November 5, 2006	8.25	I	32,000		1,054,000
June 1, 2000	June 1, 2003 - June 1, 2007	6.46	I	134,000		3,502,000
November 17, 2000	November 17, 2001 - July 27, 2006	NIL	I	NIL	80,000	NIL
March 8, 2002	October *, 2003 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2003 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2004 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2005 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2006 - December *, 2006	7.66	U	114,600		3,956,400
June 5, 2002	October *, 2003 - December *, 2006	7.66	U	125,200		5,336,800
June 5, 2002	October *, 2004 - December *, 2006	7.66	U	62,600		2,668,400
June 5, 2002	October *, 2005 - December *, 2006	7.66	U	62,600		2,668,400
June 5, 2002	October *, 2006 - December *, 2006	7.66	U	62,600		2,668,400

Legend:

I Options over issued shares

U Options over unissued shares

* Exercise period is shown as the expected month only. The actual first exercise date is the day following the announcement of the results of the CML Group for the half-year preceding the month shown. The actual last exercise date is 60 days after the announcement of the results of the CML Group for the half-year end preceding the month shown.

	July 28,	July 29,
	2002	2001
	A$M	A$M
24. COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

Contracted capital expenditure commitments not provided for in these financial statements, which principally relate to building and fixture contracts for new stores and shopping centers are as follows:

Not later than one year	170.3	206.9
Later than one year but not later than five years		17.9
	170.3	224.8

Lease commitments

The CML Group leases both property and equipment under operating leases. Future minimum lease obligations are detailed below.
	July 28,	July 29,
	2002	2001
	A$M	A$M
Operating leases:

Due not later than one year	779.8	768.6
Due later than one year and not later than five years	2,882.9	2,781.9
Due later than five years	4,549.5	4,645.8
Total future minimum lease obligations	8,212.2	8,196.3

	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M

Base rental incurred	799.4	744.7	712.8
Percentage rental incurred	86.1	83.0	94.8
Rental received	37.8	31.7	35.0

The CML Group conducts the majority of its operations from leased premises. The leases are classified as operating leases. At the end of the initial term of most of the leases the Company can renew the arrangements for 5 to 10 year periods. The majority of lease payments for leased stores are based on a minimum rental plus a percentage of each store's sales in excess of stipulated amounts. Management expects, that in the normal course of business, leases will be renewed or replaced by other leases.

24. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
	July 28,	July 29,
	2002	2001
Contingent liabilities	A$M	A$M

Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorised as arising from:

Guarantees

Trading guarantees	245.7	167.9

Coles Myer Ltd. has guaranteed the obligations of Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd., both of which are controlled entities.

Coles Myer Ltd. has guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission class order, thereby eliminating the need to prepare statutory financial statements for those entities.

Other

Coles Myer Ltd. has entered into risk sharing arrangements under which contingent payments may arise.

Coles Myer Ltd. has entered into an agreement with Coles Myer Employee Share Plan Trust to provide funds for the purchase of Coles Myer Ltd. shares, allot new shares in Coles Myer Ltd. and make contributions to ensure the solvency of the Trust. Refer Note 23.

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal actions would not have a material adverse effect on the consolidated financial statements.

25. SEGMENT INFORMATION

Under Australian GAAP, the CML Group is considered to operate predominantly within the retailing industry and predominantly in Australia.

Industry Segments
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Revenue
Sales to external customers
Food and Liquor	15,892.4	14,468.2	14,220.4
General Merchandise and Apparel	9,517.3	9,039.3	9,752.1
Emerging businesses	279.0	272.1	187.4
	25,688.7	23,779.6	24,159.9
Intersegment sales (eliminated on consolidation)
Food and Liquor		0.4	0.6
General Merchandise and Apparel	0.8	0.9	1.2
Emerging businesses	25.9	19.8	8.1
	26.7	21.1	9.9
Total sales
Food and Liquor	15,892.4	14,468.6	14,221.0
General Merchandise and Apparel	9,518.1	9,040.2	9,753.3
Emerging businesses	304.9	291.9	195.5
	25,715.4	23,800.7	24,169.8
Other revenue
Food and Liquor	656.5	453.6	339.7
General Merchandise and Apparel	312.7	302.2	432.4
Emerging businesses	25.3	24.1	12.9
Property and Unallocated	26.8	242.2	112.4
	1,021.3	1,022.1	897.4
Total segment revenue*
Food and Liquor	16,548.9	14,922.2	14,560.7
General Merchandise and Apparel	9,830.8	9,342.4	10,185.7
Emerging businesses	330.2	316.0	208.4
Property and Unallocated	26.8	242.2	112.4
	26,736.7	24,822.8	25,067.2
Income (loss) from operations**
Food and Liquor	558.6	522.1	410.3
General Merchandise and Apparel	95.1	(119.3)	180.0
Emerging businesses	(14.3)	(48.7)	(13.6)
Property and Unallocated	(54.7)	(16.4)	(12.7)
	584.7	337.7	564.0
Loss on sale of plant and equipment	(27.0)	(20.8)	(33.7)
Net borrowing costs	(75.5)	(108.7)	(115.8)
Profit before tax	482.2	208.2	414.5
Income tax expense	(137.2)	(68.0)	(136.2)
Net profit	345.0	140.2	278.3

* Total segment revenue excludes interest income and includes intersegment sales.

** Income (loss) from operations is calculated as profit before interest and tax, and loss on sale of plant and equipment.

25. SEGMENT INFORMATION (continued)
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Segment assets
Food and Liquor	3,212.4	3,088.0	2,944.5
General Merchandise and Apparel	3,129.1	3,364.6	3,628.2
Emerging businesses	61.7	94.9	98.3
Property and Unallocated	1,652.4	1,503.6	1,255.7
	8,055.6	8,051.1	7,926.7
Tax assets	265.0	266.7	260.3
Total assets	8,320.6	8,317.8	8,187.0

Segment liabilities
Food and Liquor	(1,507.3)	(1,410.7)	(1,364.1)
General Merchandise and Apparel	(1,095.4)	(962.4)	(1,073.7)
Emerging businesses	(53.8)	(59.5)	(38.9)
Property and Unallocated	(2,075.8)	(2,379.4)	(2,568.0)
	(4,732.3)	(4,812.0)	(5,044.7)
Tax liabilities	(249.5)	(219.5)	(313.4)
Total liabilities	(4,981.8)	(5,031.5)	(5,358.1)

Acquisitions of property, plant and equipment, intangibles and other non-current segment assets
Food and Liquor	402.0	344.4	334.8
General Merchandise and Apparel	124.6	195.0	263.3
Emerging businesses	6.0	13.2	2.3
Property and Unallocated	84.5	148.4	107.2
	617.1	701.0	707.6

Depreciation and amortisation expense
Food and Liquor	251.1	229.6	210.4
General Merchandise and Apparel	187.5	196.4	204.9
Emerging businesses	5.3	4.6	7.9
Property and Unallocated	49.5	51.7	47.2
	493.4	482.3	470.4
Other non-cash expenses
Food and Liquor	15.4	5.8	54.7
General Merchandise and Apparel	2.7	29.7	91.8
Emerging businesses	(5.3)	5.9	5.3
Property and Unallocated	45.0	5.1	23.3
	57.8	46.5	175.1

25. SEGMENT INFORMATION (continued)

Geographic regions
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Sales to external customers
Australia	25,565.3	23,660.3	24,009.0
New Zealand	123.4	119.3	150.9
	25,688.7	23,779.6	24,159.9
Assets
Australia	8,196.3	8,193.6	8,103.4
New Zealand	82.8	88.4	49.9
Other *	41.5	35.8	33.7
	8,320.6	8,317.8	8,187.0
Acquisition of non-current assets
Australia	616.9	699.6	707.4
New Zealand	0.1	0.2	0.2
Other *	0.1	1.2
	617.1	701.0	707.6

* Other geographic regions consist of various legal entities principally in China, Taiwan and Singapore.

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food & Liquor - Retail of grocery and liquor items.

General Merchandize & Apparel - Retail of apparel, general merchandize and stationery items.

Emerging businesses - E-commerce trading for internal and external customers.

Property and Unallocated - Management of the CML property portfolio and other unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia - The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.

New Zealand - The CML Group has some General Merchandise & Apparel retail operations, supplying basically the same ranges of goods as the corresponding businesses in Australia. These operations are predominantly based in the North Island.

Asia - Non-trading branch offices located in Hong Kong, Shanghai and Taiwan

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segments disclosures relating to these investments have not been included as they are not considered to be material.

26. RELATED PARTY INFORMATION

Directors and director-related entities

The following persons held office as a director of CML during the year ended July 28, 2002:

Mr S.D.M. Wallis	Mr D.K. Eck	Mr R.H. Allert
Mr R.M. Charlton	Mr W.P. Gurry	Mr J.E. Fletcher
Mr I.D. Johnston	Mr M.M. Leibler	Mr S. Lew
Ms H.A. Lynch	Mr M.K. Myer	Ms P.E. Akopiantz

Mr D.K. Eck retired as Managing Director and Chief Executive Officer (CEO) on September 9, 2001. Mr J.E. Fletcher was appointed Managing Director and CEO on September 10, 2001. Mr I.D. Johnston retired as a non-executive director on October 11, 2001. Ms P.E. Akopiantz was appointed non-executive director on October 11, 2001. Mr B.A. Hogan retired as a non-executive director on December 6, 2000. Messrs W.P. Gurry and I.D. Johnston were appointed non-executive directors on February 1, 2001.

During the 2000 financial year, the Hon N.F. Greiner resigned as a non-executive director on February 11, 2000.

Transactions between the CML Group and directors of CML and their director-related entities

The CML Group has a comprehensive statement of Corporate Governance principles. This statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

  Directors must advise the company of all director-related entities.

  Where there are total transactions between the CML Group and a director's related entities exceeding A$1 million in any month, then the director must supply CML with details of these transactions.

  The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/Governance Committee prior to committing the CML Group:

- Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed A$5 million in any one year,

- All agreements to lease and/or leases of property, and

- All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

  In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML's external auditors.

  All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

  RELATED PARTY INFORMATION (continued)

The review of transactions relating to Mr S. Lew's director-related entities included the review of:

  buying and contracting practices,

  comparability of terms and conditions, and where possible, competitive price information, and realised profit margins on goods purchased from director-related entities compared with the margins realised on comparable goods from other suppliers.

In addition, CML's external auditors have conducted reviews of the records of Mr S. Lew's major director-related entities to obtain further assurance as to the arm's length nature of the dealings between those entities and the CML Group.

Good Faith Protection and Access Deed

On September 4, 2001 Mr J.E. Fletcher and on October 11, 2001 Ms P.E. Akopiantz entered into Good Faith Protection and Access Deeds with CML. The deeds are designed to give directors the appropriate protection permitted under the Corporations Act 2001 for claims made against them in their capacity as directors.

During the 2001 financial year Messrs W.P. Gurry and I.D. Johnston entered into Good Faith Protection and Access Deeds with CML on March 2, 2001.

Nature of terms and conditions: Each agreement was in accordance with the terms and conditions approved at the Annual General Meeting held on November 18, 1999.

During the 2000 financial year, Ms H.A. Lynch and Messrs R.H. Allert, R.M. Charlton, D.K. Eck, B.A. Hogan, N.F. Greiner, M.M. Leibler, S. Lew, M.K. Myer and S.D.M. Wallis entered into Good Faith Protection and Access Deeds with CML on November 18, 1999.

Nature of terms and conditions: Each agreement was in accordance with the terms and conditions approved at the Annual General Meeting held on November 18, 1999.

Retirement Agreement

CML has an agreement with its non-executive directors for the provision of an allowance to be paid to each director on his or her retirement or death. Ms P.E. Akopiantz was appointed as a director on October 11, 2001 and entered into this agreement with CML on February 5, 2002.

During the 2001 financial year, Messrs W.P. Gurry and I.D. Johnston were appointed directors on February 1, 2001 and entered into this agreement with CML on March 2, 2001.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on November 21, 1989. The maximum benefit payable is, in effect 4.8 times the average total remuneration paid or payable in the three years immediately preceding retirement or death.

  RELATED PARTY INFORMATION (continued)

Ms. P.E. Akopiantz

The director-related entity of Ms P.E. Akopiantz, which had transactions with the CML Group during the year, was Haven Licensing Pty Ltd. Ms P.E. Akopiantz has no financial interest in the director-related entity.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Promotional services provided to the CML Group by Haven Licensing Pty Ltd. in the normal day-to-day conduct of its business A$50,000.

Nature of terms and conditions: Payment subject to normal commercial arrangements.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$NIL.

Mr. S. Lew

The director-related entities of Mr. S. Lew which had transactions with the CML Group during the period were Voyager Distributing Co. Pty. Ltd., Simon de Winter Pty. Ltd., Anthea Crawford (Australia) Pty. Ltd., Playcorp Pty Ltd., Witchery Fashions Pty. Ltd., Sunday's Jump Pty Ltd., Nine West Australia Pty. Ltd., FC Australia Pty. Ltd., Great Southern Pie Company Pty. Ltd., and La Mirada Properties Pty Ltd.

Mr. S. Lew's family has financial interests in these companies, or in trusts of which these companies are trustees or which have financial interests in these companies.

Types of transactions between these director-related entities and the Company during the period noted above were:

  Goods purchased for resale by the Company in the normal day-to-day conduct of its business A$71,863,386 (2001 A$63,080,521; 2000 A$75,898,344).

Nature of terms and conditions: Payment terms of between 7 and 90 days after invoice subject to discounts and rebates depending on date of payment, volume of purchases and prevailing promotional programs.

  Commission received by the Company on concession sales in the normal day-to-day conduct of its business A$1,199,729 (2001 A$1,100,044; 2000 A$567,393).

Nature of terms and conditions: Amounts deducted from monthly remittances of concession sales. During the 2000 financial year the terms of trading with Anthea Crawford (Australia) Pty. Ltd. were changed from purchasing merchandise for resale by the CML Group to a basis where the CML Group receives a commission on the sales of merchandise sold within CML Group stores.

  Leasing property to Witchery Fashions Pty. Ltd., FC Australia Pty. Ltd. and Nine West Australia Pty. Ltd. by the CML Group in the normal day-to-day conduct of its business A$1,743,655 (2001 A$1,685,871; 2000 $A1,614,864) net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid monthly in advance, and in some instances, as is usual market practice, including rents based on a percentage of sales over threshold amounts.

  RELATED PARTY INFORMATION (continued)

  Leasing property by La Mirada Properties Pty. Ltd., to the CML Group in the normal day-to-day conduct of its business A$572,000 (2001 A$528,000; 2000 A$486,644) net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly, and as is usual market practice, including rents based on a percentage of sales over threshold amounts.

  Balance of amounts payable to the director-related entities by the CML Group at July 28, 2002, A$5,236,469 (2001 A$3,957,111; 2000 A$5,664,746).

Mr. S.D.M. Wallis

The type of transaction between the director-related entity and the CML Group during the period noted above was:

Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business until Mr Wallis resigned as a director of Pineapplehead Ltd. on June 25, 2002, A$311,651 (2001 A$426,692; 2000 A$291,436).

Nature of terms and conditions: Payment terms monthly subject to normal discounts.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$2,630 (2001 A$21,543; 2000 A$17,469).

Some directors of CML are also directors of public companies which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1017 Related Party Disclosures.

  RELATED PARTY INFORMATION (continued)

Share and share option transactions with directors and their director-related entities

The aggregate number of CML shares issued to directors of CML and their director-related entities during the year ended July 28, 2002 was 1,129 (2001 2,573; 2000 2,148) ordinary shares and NIL (2001 22,873; 2000 NIL) reset convertible preference shares.

The terms and conditions on which the shares were issued were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities.

The aggregate number of CML shares, rights and share options held by directors of CML and their director-related entities at balance date was 106,530,088 (2001 112,188,993; 2000: 130,338,752) ordinary shares, NIL (2001 800,000; 2000 1,000,000) rights and 2,500,000 (2001 6,000,000; 2000 6,000,000) options over ordinary class shares.

During the 2000 financial year, Mr. D.K. Eck was issued 1,000,000 rights under the terms of a special resolution passed at the November 18, 1999 Annual General Meeting.

Directors and their director-related entities received normal dividends.

Transactions between the CML Group and directors of controlled entities and their director-related entities

The following information relates to directors of controlled entities.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

Mr. R.A. Falvey

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the period, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Legal services provided to the CML Group in the normal day-to-day conduct of its business A$35,105 (2001 A$126,812; 2000 A$80,156), inclusive of reimbursement of external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$NIL (2001 A$NIL; 2000 A$NIL).

  RELATED PARTY INFORMATION (continued)

Mr. J.D. Wood

The director-related entity of Mr J.D. Wood had transactions with the CML Group during the period was Quids Technology Pty Ltd. Mr J.D. Wood in his capacity as a CML executive, is a director of Quids Technology Pty Ltd. Mr J.D. Wood has no financial interest in Quids Technology Pty Ltd.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Software development for the CML Group in the normal day-to-day conduct of its business A$579,574 (2001 A$285,616).

Nature of terms and conditions: Payment terms net 7 and 30 days after invoice.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$NIL (2001 A$17,552).

Mr R. Taylor

In relation to the 2001 financial year, the director-related entity of Mr R. Taylor which had transactions with the CML Group during the year until December 15, 2000, the date of his resignation from the company, was Hanson & Taylor Properties Pty. Ltd. Mr R. Taylor has a financial interest in the entity.

The type of transaction between the direct-related entity and the CML Group was:

Leasing property to the CML Group in the normal day-to-day conduct of its business in 2001 A$131,208 (2000 A$351,163).

Nature of terms and conditions: Rents based on market rates paid monthly in advance.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date 2001 A$NIL (2000 A$NIL).

Directors' remuneration

Directors' remuneration is disclosed in Note 27.

Other

In addition to the above, transactions with directors of CML or directors of its controlled entities and with their director-related entities entered into during the period include transactions which:

  occurred within a normal employee, customer or supplier relationship;

  were on arm's length terms and conditions that were, therefore, no more favorable than those which it is reasonable to expect the CML Group would have adopted if dealing with the directors or director-related entities at arm's length in the same circumstances;

  did not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report or the discharge of accountability by the directors if disclosed in the financial report only by general description; and

  were trivial or domestic in nature.

Such transactions included those whereby directors and their director-related entities made minor retail purchases from the CML Group's retail outlets either on normal commercial terms, or at executive discount rates.

  RELATED PARTY INFORMATION (continued)

Transactions with entities in the wholly owned group

Coles Myer Ltd. is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on commercial terms and conditions.

Details of ownership interests in controlled entities is disclosed in Note 32.

Transactions with other related parties

The aggregate amounts brought to account during the period noted above in respect of the following types of transactions and each class of related party involved were:

  Lease rentals paid to associated entities by the CML Group A$3,557,456 (2001 A$3,543,889; 2000 A$3,471,381) on normal commercial terms and conditions. Balance of amounts payable by the CML Group at July 28, 2002 A$NIL (2001 A$86,206; 2000 A$NIL).

  Distributions received and receivable by the CML Group from associated entities A$5,641,590 (2001 A$5,314,674; 2000 A$5,300,668) in accordance with Trust Deed and partnership agreements.

  CML Group's participation with an associated entity in a customer loyalty program A$29,302,127 (2001 A$27,294,568, 2000 A$28,617,943) in accordance with a service agreement. Balance of amounts payable by the CML Group at July 28, 2002 A$1,209,520 (2001 A$25,865,981, 2000 A$24,969,267).

  The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$22,500,020 (2001 A$21,007,000, 2000 A$19,000,000). Balance of amounts receivable from an associated entity by the CML Group at July 28, 2002 A$NIL (2001 A$NIL, 2000 A$NIL).

Details of associated entities are disclosed in Notes 10 and 32.

27. DIRECTORS' AND EXECUTIVES' REMUNERATION
	July 28,	July 29,
	2002	2001
	A$'000	A$'000
Income paid or payable, or otherwise made available to directors of:
CML	10,855	6,031
Controlled entities	1,154	2,416
	12,009	8,447

	CML Directors
	2002	2001
A$000 - A$000	Number	Number
50 - 60		2
80 - 90	*1
90 - 100	1
100 - 110	1	1
110 - 120	4	4
120 - 130	1	1
130 - 140	1
310 - 320		1
320 - 330	1
340 - 350		*1
2,170 - 2,180	1
4,580 - 4,590		1
7,340 - 7,350	*+1
	12	11

* Band includes amounts paid in respect of retirement of one or more directors.

+ Band includes a payment of $1,880,440 to the CML Employee Share Plan due to the exercise of 400,000 performance rights in 2002.

Remuneration includes retirement benefits, of non-executive directors who have entered into retirement agreements with CML, in the year in which they are paid.

That part of an executive's salary that relates to the period during which the executive was a director is included in remuneration above.

In April 1996 a consultancy arrangement was entered into with Mr Eck prior to him becoming CEO/Managing Director. This agreement provided, in part, that if Mr Eck's employment services were renewed through to September 30, 2000, upon his termination, Mr Eck was then to provide consultancy services to Coles Myer Ltd. for a period of 5 years at a rate of US$600,000 per annum after this date. Subsequent amendments were made to this agreement, however, the obligations in respect to both the rate and the period of consultancy continued. This consultancy fee is not included in either directors' or executives' remuneration.

27. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONT)
	July 28,	July 29,
	2002	2001
	A$'000	A$'000

Income received or due and receivable by executive officers, including executive directors, whose income equals or exceeds A$100,000	69,864	50,763

	CML Group Executives			CML Group Executives
	2002	2001		2002	2001
A$000 - A$000	Number	Number	A$000 - A$000	Number	Number
100 - 110	*1	1	450 - 460		1
110 - 120	*6		460 - 470	*4
120 - 130	1	1	480 - 490	*1	1
130 - 140	3	1	490 - 500	1	1
140 - 150	1	2	500 - 510		1
150 - 160	1	9	520 - 530	1
160 - 170	1	*8	530 - 540	1
170 - 180	2	*11	560 - 570	2
180 - 190	4	*9	590 - 600	*1
190 - 200	*9	11	600 - 610		1
200 - 210	*11	*15	610 - 620	1
210 - 220	*7	*15	620 - 630	*1	1
220 - 230	9	7	630 - 640	*1
230 - 240	*7	8	640 - 650		1
240 - 250	8	4	710 - 720		1
250 - 260	*8	*6	730 - 740	1
260 - 270	5	8	740 - 750	1
270 - 280	8	1	800 - 810		1
280 - 290	7	*8	910 - 920	1
290 - 300	*3	*5	970 - 980	*1
300 - 310	3	1	1,190 - 1,200	1
310 - 320	*7	5	1,250 - 1,260	1
320 - 330	4	2	1,360 - 1,370	1
330 - 340	1	*4	1,420 - 1,430		*1
340 - 350	2		1,460 - 1,470	1
350 - 360	3	*1	1,590 - 1,600		*1
360 - 370	*2		1,610 - 1,620	1
370 - 380	*5	*1	1,740 - 1,750	*1
380 - 390	*1		2,080 - 2,090	1
390 - 400	*1	1	2,170 - 2,180	1
400 - 410	1	1	2,340 - 2,350		1
410 - 420	3	2	2,540 - 2,550	1
420 - 430	*2	1	4,580 - 4,590		1
430 - 440	*3	1	7,340 - 7,350	*+1
440 - 450		2		168	165

* The band includes amounts paid in respect of retirement or termination of one or more executives.

+ Band includes a payment of A$1,880,440 to the CML Employee Share Plan due to the expense of 400,000 performance rights in 2002.

27. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONT.)

An executive is defined as a person responsible for strategy and policy in the CML Group including key operational management in the businesses as well as persons who are directors of controlled entities.

Remuneration includes accrued bonuses of A$9,734,330 (2001 A$3,007,342).

Bonuses are calculated on a combination of financial results based on CML Group and Brand performance and non-financial results relating to succession planning and occupational health and safety.

In February 2002, the company reissued employment contracts to its senior executives and senior management population. This resulted in all these executives now being employed by Coles Myer Ltd.

Options issued to executives under the Coles Myer Executive Share Option Plan are deemed to have no remuneration value unless they result in a cost being incurred by either the CML Group or CML. For details of options refer note 23.

Indemnity of Officers

Article 70 of CML's Constitution obliges CML to indemnity, to the full extent the law permits, each person to whom the articles applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case. The directors have not decided that the article applies to any other officer. The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before April 15, 1994. The article does not confer rights on a person who ceased to be a director or secretary before November 20, 1997. CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following approval to do so at the November 18, 1999 Annual General Meeting. During the period July 30, 2001 to the date of this report no amounts have been paid relating to the indemnity granted under Article 70 or the Deed.

28. FINANCIAL INSTRUMENTS DISCLOSURE

The CML Group uses a combination of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses all of the derivative classes detailed below, that is, interest rate swaps, options, forward rate agreements and futures. Exposures arising from merchandise imports of the CML Group are managed by the use of currency options.

At July 28, 2002 all derivative financial instruments held by the CML Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not an exposure for the CML Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The CML Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to substantially eliminate credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the CML Group to grant or to seek collateral when entering into derivative transactions.

Details of financial instrument agreements outstanding at balance date are as follows:

Derivatives are primarily used by the CML Group as a means of hedging interest rate and exchange rate risk and their terms and conditions are set out below. They are generally separated into three classes:

a Swaps

Interest rate swap transactions undertaken by the CML Group generally involve the exchange of fixed and floating interest payment obligations, based on a notional principal amount. A cross currency swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap, using the same exchange rate, with the exchange of interest payments throughout the swap period.

Under the interest rate swaps and cross currency swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At July 28, 2002 the fixed interest rates vary from 0.2% to 8.3%. The terms and notional principal amounts of the CML Group's outstanding contracts at balance date are:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	%	%	A$M	A$M
Less than one year	5.72	5.62	825.1	467.7
One to two years	5.40	6.26	587.4	344.4
Two to three years	5.61	5.43	500.0	530.9
Three to four years	2.39	5.59	462.5	500.0
Four to five years	5.72	1.57	37.5	367.4
Five years or more	7.37	7.37	40.0	40.0
			2,452.5	2,250.4

28. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

b Futures and Forward Contracts

Interest Rate Futures

Futures contracts and forward rate agreements undertaken by the CML Group are for delayed delivery of cash or financial instruments in which the seller agrees to settle at a specified price or yield. The terms and notional amounts of the CML Group's outstanding contracts at balance date are:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	%	%	A$M	A$M
Less than three months	5.00	4.84	50.0	350.0
3 to 12 months		4.55		100.0
			50.0	450.0

Currency Contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a pre-determined exchange rate to hedge its foreign currency assets and borrowings. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group's major outstanding contracts at balance date were:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	currency/A$	currency/A$	A$M	A$M
United States dollars
Less than 3 months	0.55	0.52	40.3	41.8
3 to 12 months	0.55	0.57	1.0	2.0
			41.3	43.8
New Zealand dollars
Less than 3 months	1.22	1.23	(488.0)	(460.5)
3 to 12 months	1.22	1.24	(46.6)	(43.3)
			(534.6)	(503.8)

Hong Kong dollars
Less than 3 months	4.42	3.97	2.1	1.3
			2.1	1.3
Euro
Less than 3 months	0.55	0.58	1.1	0.1
			1.1	0.1
			(490.1)	(458.6)

The Coles Myer Group has hedged its investment in its New Zealand Dollar denominated operations.

c Options

Options are contracts that grant the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price and within a specified period. Interest rate caps and floors are option contracts. They require the seller to pay the purchaser at specified future dates, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, based on a notional principle. The CML Group regularly uses foreign currency options to hedge amounts payable in respect of foreign currency purchases of goods and services.

28. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group's major outstanding foreign currency option contracts at balance date were:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	currency/A$	currency/A$	A$M	A$M
United States dollars
Less than 3 months	0.55	0.52	113.8	92.4
3 to 12 months	0.55	0.50	10.9	14.7
			124.7	107.1
Euro
Less than 3 months	0.60	0.60	1.2	0.8

Hong Kong dollars
Less than 3 months	4.29	4.10	0.2	0.8
			126.1	108.7

	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	%	%	A$M	A$M
Options purchased:
Less than 3 months		6.50		100.0
3 to 12 months		7.00		100.0
Options sold:
Less than 3 months		5.00		100.0
3 to 12 months		5.88		100.0

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options was immaterial as at July 28, 2002 (2001: immaterial).

Interest rate risk

The CML Group's exposure to interest rate risk and the effective interest rates on financial instruments at balance date were:

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Over 5 years A$M	Non interest bearing A$M	Total A$M
At July 28, 2002
Assets
Cash and deposits	4.81	866.0					866.0
Customer receivables						297.9	297.9
Employee Share Plan	2.34	105.8					105.8
Listed securities	6.79	2.0	8.2	5.1			15.3
Interests in unit trusts and partnerships						93.9	93.9
Total financial assets		973.8	8.2	5.1		391.8	1,378.9

28. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Over 5 years A$M	Non interest bearing A$M	Total A$M
At July 28, 2002
Liabilities
Trade creditors and accrued liabilities						2,270.7	2,270.7
Proposed dividend						149.7	149.7
Other loans	7.01	200.0	15.3	93.5	34.1	-	342.9
Medium term notes - domestic	6.64			600.0			600.0
Medium term notes - international	1.21	147.2	81.2	415.9			644.3
Other international loans	5.70		8.8	9.3			18.1
Interest rate swaps	4.86	47.2	450.0	(537.2)	40.0
Cross currency swaps	5.51	140.9	(81.2)	(96.9)			(37.2)
Employee benefits						495.8	495.8
Total financial liabilities		535.3	474.1	484.6	74.1	2,916.2	4,484.3

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Over 5 years A$M	Non interest bearing A$M	Total A$M
At July 29, 2001
Assets
Cash and deposits	5.02	573.0				38.0	611.0
Customer receivables						404.7	404.7
Employee Share Plan	1.55	136.4					136.4
Listed securities	6.59		5.3	10.7	1.7		17.7
Interests in unit trusts and partnerships						90.5	90.5
Total financial assets		709.4	5.3	10.7	1.7	533.2	1,260.3

At July 29, 2001
Liabilities
Trade creditors and accrued liabilities						2,164.0	2,164.0
Proposed dividend						148.8	148.8
Other loans	7.02	200.0	12.5	79.6	62.8	135.0	489.9
Commercial paper - domestic	5.11	10.0					10.0
Medium term notes - domestic	6.40		200.0	600.0			800.0
Medium term notes - international	2.29	55.0		463.7			518.7
Other international loans	5.70		8.4	18.3			26.7
Interest rate swaps	4.89	351.2	(100.0)	(291.2)	40.0
Cross currency swaps	5.56	103.0		(149.1)			(46.1)
Employee benefits						479.6	479.6
Total financial liabilities		719.2	120.9	721.3	102.8	2,927.4	4,591.6

29. DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair value of each class of financial instrument at July 28, 2002 for which it is practicable to estimate that value in accordance with FAS 107 "Disclosures about Fair Value of Financial Instruments":

Cash and short term deposits and bank overdrafts

The carrying amount approximates fair value due to the short maturity of these instruments.

Receivables (non-current)

The carrying amount approximates fair value.

Investments

The fair values of listed investments were based on quoted market prices. The fair values of other investments were determined based on the underlying net asset position of each investment.

Short term loans

The carrying amount approximates fair value.

Long-term debt

The fair value of the CML Group's long-term debt has been based on current interest rates offered for similar maturity and types of borrowing arrangements.

The fair value of cross currency interest rate swap agreements, futures contracts and forward rate agreements, interest rate swap agreements, forward contracts and options has been based on the present value of similar instruments, taking into account current interest rates and the current credit worthiness of the counterparties.

The Employee Share Plan loan and the associated loan which supports it has intrinsic value to the value to the CML Group. It is not appropriate to incorporate the value of this loan in the calculation of the net fair value of financial instruments. Net fair values of government and semi-government stocks and bonds are included in note 10.

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group's exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts is represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML' Group's financial instruments.

The estimated fair values of the CML Group's financial instruments at July 28, 2002 are as follows:
	July 28, 2002		July 29, 2001
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	A$M	A$M	A$M	A$M
Cash	274.6	274.6	270.5	270.5
Short term deposits	591.4	591.4	307.6	307.6
Investments	109.2	109.2	108.2	108.5
Receivables (non-current)	122.6	122.6	176.5	176.5
Short term loans	(15.3)	(15.3)	(127.8)	(127.8)
Long-term debt and other loans	(1,599.1)	(1,607.3)	(1,731.2)	(1,756.5)
Cross currency interest rate swap agreements *	35.8	36.1	47.7	54.4
Interest rate swap agreements *	0.8	1.0	(1.5)	(5.1)
Forward contracts *	(24.4)	(27.8)	4.1	3.7
Futures contracts and forward rate agreements *	(0.1)

The above estimates are not necessarily indicative of the amounts the CML Group might pay or receive in a current market exchange.

* These financial instruments have been used to hedge long-term debt.

30. RECONCILIATION TO U.S. GAAP

A description of the more significant differences between Australian GAAP, as followed by Coles Myer Ltd., and U.S. GAAP are as follows:

a Goodwill acquired post June 30, 2001

The non-amortization provisions of U.S. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" have been applied for all acquisitions initiated post June 30, 2002.

b Other intangibles

The amortization and non-amortization provisions of U.S. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" have been applied for all acquisitions initiated post June 30, 2001.

c Revaluation/depreciation of property

(1) Certain property has been revalued by the company under Australian GAAP (refer Note 1(i)). The amount of such revaluation increments and decrements is included in reserves, which form part of total equity.

For U.S. GAAP purposes, impairments in value of non-current assets are charged to profit. Any impairments relating to individual assets which have been charged to the asset revaluation reserve have been adjusted in the reconciliation of net profit to U.S. GAAP.

(2) The accounting convention of revaluing property and certain investments also causes differences in reported gains/losses on the sale of revalued properties and investments as the reported gain/loss is based on consideration received, less revalued net book value. For U.S. GAAP purposes, gains/losses are determined as the difference between the consideration and the net book value based on historical cost and would be reported as gains/losses in the year realised, and thus have been adjusted in the reconciliations of shareholders' equity to U.S. GAAP.

(3) Depreciation expense is based on the carrying value of the property rather than the historical cost of the property and therefore the depreciation expense is higher in the year of revaluation and subsequent years. Since U.S. GAAP does not permit property to be valued above historical cost, the depreciation charge has been adjusted to reflect historical cost depreciation in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

(4) Under Australian GAAP, the Group does not depreciate properties that it regards as investment properties. U.S. GAAP require all properties to be depreciated and therefore an additional depreciation expense has been recognised.

30. RECONCILIATION TO U.S. GAAP (continued)

d Sales of properties

(1) Gains/losses on properties sold are recorded in the Income Statement. In some instances, the CML Group has leased back the property, or part thereof, under operating leases. U.S. GAAP requires such transactions to be accounted for as a sale-leaseback whereby the gain/loss on the sale is deferred and amortized. This is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

In this annual report on Form 20-F there has been a restatement affecting this reconciling item. See note n below for further explanation.

(2) There are also instances where the Group has maintained a financial interest in the property, as well as leasing it back in whole or part thereof. Where the CML Group has maintained a "continuing involvement" with a property, U.S. GAAP precludes the transaction being treated as a sale, but rather treats it as a financing transaction. This approach does not recognize any gain/loss on the sale and requires the reporting of the sale proceeds as a liability, which is reduced by lease payments (under the interest method), and the continued reporting and depreciation of the asset. These adjustments have been made in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

e Restructuring costs

During 2001, the CML Group incurred losses in relation to business repositioning and group restructuring and rationalisation. Such losses comprise non-current asset and inventory write-offs, and lease exit and other costs, including redundancy costs. Whilst the company has already incurred or is committed to incurring certain redundancy costs which are integral to committed restructurings and store and DC closures, U.S. GAAP requires strict criteria be met before liabilities for employee termination benefits can be recognized. In the case of the redundancies, certain criteria, in particular the communication of redundancy plans to employees, have not been met and the associated expenses have not been recognized in the current period under U.S. GAAP. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

f Dividend recognition

Under Australian GAAP dividends declared after balance date and prior to the approval of the financial statements are provided for in those statements. Under U.S. GAAP provisions for dividends are only recognized as liabilities if the dividends are formally declared prior to balance date. The effect of this adjustment is reflected in the reconciliation of shareholders' equity to U.S. GAAP.

30. RECONCILIATION TO U.S. GAAP (continued)

g Employee Share Plan

(1) The company has issued shares to employees under the Employee Share Plan (refer Note 23 for details). Any difference between market value and the issue price of the shares issued under such plans is not required to be accounted for under Australian GAAP.

U.S. GAAP requires that the difference between the market value and the issue price (adjusted for any dividends) of the shares issued to the employees, be accounted for at measurement date as deemed compensation, and be charged against the profits of the company. At balance date, the market value of such shares exceeded the issue price (adjusted for dividends) and compensation expense has been recognized as this is a variable plan.

(2) Coles Myer Ltd. provides finance to the Coles Myer Employee Share Plan to acquire shares issued to employees. Under U.S. GAAP, the outstanding balance of the loan provided is required to be deducted from shareholders' equity, rather than classified as an asset. The effect of this adjustment is reflected in the reconciliation of shareholders' equity to U.S. GAAP.

h Executive Share Option Plan

The Company has issued options to employees under the Executive Share Option Plan. Any benefit derived by employees as a result of issues of options is not required to be accounted for under Australian GAAP. From 1999 Company has adopted U.S. Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS 123) which requires that the fair value of options at date of grant be accounted for as deemed compensation and be charged against profits over the expected term of the options. The fair value of options issued on the following dates were determined using the Black-Scholes options pricing model with the assumptions listed below.

Issue date	Expected option term	Fair value per option A$	Expected volatility	Risk free interest rate	Expected dividend yield

July 23, 1999	48 months	3.68	22.0%	4.50%	3.00%
November 5, 1999	43 months	2.26	22.0%	5.49%	2.77%
May 3, 2000	21 months	3.51	22.0%	7.27%	3.27%
May 3, 2000	33 months	3.51	22.0%	7.27%	3.27%
May 3, 2000	45 months	3.51	22.0%	7.27%	3.27%
June 1, 2000	38 months	1.43	22.0%	6.27%	3.97%
June 27, 2000	13 months	7.66	22.0%	6.47%	3.21%
June 27, 2000	25 months	7.42	22.0%	6.47%	3.21%
June 27, 2000	37 months	7.18	22.0%	6.47%	3.21%
November 17, 2000	12 months	0.79	25.2%	5.98%	3.71%
November 17, 2000	24 months	1.10	25.2%	5.98%	3.71%
November 17, 2000	32 months	1.26	25.2%	5.98%	3.71%
November 17, 2000	12 months	7.01	25.2%	5.98%	3.71%
November 17, 2000	24 months	6.75	25.2%	5.98%	3.71%
November 17, 2000	32 months	6.58	25.2%	5.98%	3.71%

30. RECONCILIATION TO U.S. GAAP (continued)

h Executive Share Option Plan (continued)

Issue date	Expected option term	Fair value per option A$	Expected volatility	Risk free interest rate	Expected dividend yield

August 1, 2001	11 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	23 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	35 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	47 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	59 months	1.37	30.0%	5.78%	5.40%
September 3, 2001	11 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	23 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	35 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	47 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	59 months	1.86	33.0%	5.24%	5.40%
September 4, 2001	12 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	24 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	36 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	48 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	60 months	1.84	33.0%	5.31%	5.40%
October 5, 2001	7 months	2.26	33.0%	4.77%	5.39%
October 5, 2001	19 months	2.23	33.0%	4.91%	5.39%
October 5, 2001	31 months	2.20	33.0%	5.04%	5.39%
March 8, 2002	20 months	2.13	31.0%	5.47%	4.96%
March 8, 2002	32 months	2.13	31.0%	5.47%	4.96%
March 8, 2002	44 months	2.13	31.0%	5.47%	4.96%
March 8, 2002	56 months	2.13	31.0%	5.47%	4.96%
June 5, 2002	20 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	32 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	44 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	56 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	20 months	2.34	32.0%	6.13%	4.72%
June 5, 2002	32 months	2.34	32.0%	6.13%	4.72%
June 5, 2002	44 months	2.34	32.0%	6.13%	4.72%
June 5, 2002	56 months	2.34	32.0%	6.13%	4.72%
June 26, 2002	17 months	1.78	37.0%	5.97%	4.67%
June 26, 2002	29 months	1.78	37.0%	5.97%	4.67%
June 26, 2002	41 months	1.78	37.0%	5.97%	4.67%
June 26, 2002	53 months	1.78	37.0%	5.97%	4.67%
July 10, 2002	26 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	38 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	50 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	62 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	26 months	1.92	31.0%	5.58%	4.98%
July 10, 2002	38 months	1.92	31.0%	5.58%	4.98%
July 10, 2002	50 months	1.92	31.0%	5.58%	4.98%
July 10, 2002	62 months	1.92	31.0%	5.58%	4.98%

30. RECONCILIATION TO U.S. GAAP (continued)

i Retirement benefits

The CML Group's retirement benefit expense in relation to defined benefit plans included in these financial statements is based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan.

For U.S. GAAP purposes SFAS 87 requires accounting for defined benefit retirement plan expense to be on an accrual basis, rather than based on contributions payable to the retirement plan for the year. The effect of adopting this method of accounting is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP. The disclosure required under SFAS 87 is incorporated in Note 22.

Post retirement benefits, other than pensions, paid by the CML Group are not material.

j Income tax

The CML Group has adopted FAS 109 for U.S. GAAP purposes. Given FAS 109 requires a "liability approach" to accounting for income taxes, which is very similar to that adopted under Australian GAAP, the differences between the two are immaterial.

k Lease incentives

The CML Group has received certain incentives to enter into lease agreements which under Australian GAAP it has recognized in profit in the year receivable, up to January 30, 1995. From that date onwards lease incentives are deferred and amortized over the period of benefit.

U.S. GAAP require lease incentives to be recognized in profit over the term of the new lease. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

l Leases

The CML Group leases both property and equipment. Under Australian GAAP, the property leases are classified as operating leases. In applying U.S. GAAP, certain property leases are deemed finance/capital leases, however the effect of capitalisation is immaterial to the CML Group's results and has not been adjusted in the reconciliation of net profit to U.S. GAAP.

Certain equipment leases are deemed finance/capital leases under both Australian GAAP and U.S. GAAP, however the effect on the CML Group's reported financial position and results of operations is immaterial.

m Supplier promotional rebates

Promotional allowances received from suppliers are credited to income as they are earned for Australian GAAP. Under U.S. GAAP these allowances would be disclosed as a reduction in advertising expense.

n Restatements

As described in Note 4, under Australian GAAP a provision for onerous New Zealand contracts of A$49.7 million (pre tax effect) was raised in the financial year ended July 29, 2001 and utilized to the extent of A$9.5 million (pre tax effect) during the financial year ended July 28, 2002. Under U.S. GAAP, which has been further clarified during the financial year ended July 28, 2002, the raising of this type of provision is not permitted.

The effect of the restatement was to increase U.S. GAAP net income from continuing operations by A$32.8 million and U.S. GAAP basic and diluted earnings per share by A$0.03 cents for the financial year ended July 29, 2001. Consequently U.S. GAAP equity as at July 29, 2001 was also increased by A$32.8 million.

30. RECONCILIATION TO U.S. GAAP (continued)
		2002	2001	2000
		52 weeks	52 weeks	53 weeks
	Notes	A$M	A$M	A$M
INCOME STATEMENTS

Net profit, as reported in the Consolidated Income Statements		345.0	140.2	278.3
Adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	1.1
- Amortization of other intangibles	b	2.9
- Revaluation of properties	c	(2.2)	1.2	(4.5)
- Building depreciation charged on investment properties	c	(2.3)	(2.0)	(2.0)
- Gains on sales of properties which are leased back	d	10.3	0.4	5.7
- Restructuring costs	e	(22.6)	22.6	(1.3)
- Compensation benefit/(expense) on share issues to employees	g	4.7	(13.9)	35.2
- Compensation expense on option issues to employees	h	(19.7)	(7.5)	(4.8)
- Adjustment to retirement benefit expense	i	(1.7)	(7.0)	(0.6)
- Lease incentive income	k	1.9	(0.3)	2.1
- Onerous New Zealand contracts	n	(6.7)	32.8
Net income from continuing operations, according to U.S. GAAP		310.7	166.5	308.1

		July 28,	July 29,
		2002	2001
	Notes	A$M	A$M
SHAREHOLDERS' EQUITY

Shareholders' equity as reported in the Consolidated Balance Sheets		3,338.8	3,286.3
Cumulative adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	1.1
- Accumulated amortization of other intangibles adjustment	b	2.9
- Revaluation of properties	c	(39.8)	(41.6)
- Building depreciation charged on investment properties	c	(6.3)	(4.0)
- Proposed ordinary dividend	f	142.1	141.2
Proposed ReCAPS dividend	f	7.6	7.6
- Gains on sales of properties which are leased back	d	(101.9)	(43.3)
- Restructuring costs	e		22.6
- Compensation expense on share issues to employees	g	(50.1)	(63.6)
- Employee Share Plan loan	g	(105.8)	(136.4)
- Compensation expense on option issue to employees	h	(29.4)	(12.6)
- Accrued retirement cost of A$80.5 million (2001 - A$82.8 million), net of tax effect A$24.2 million (2001 - A$28.2 million), calculated under U.S. GAAP	i	(56.3)	(54.6)
- Lease incentive income	k	(21.4)	(23.3)
- Onerous New Zealand contracts	n	26.1	32.8
Shareholders' equity, according to U.S. GAAP		3,107.6	3,111.1

30. RECONCILIATION TO U.S. GAAP (continued)
	July 28,	July 29,
FINANCIAL POSITION	2002	2001
	A$M	A$M

Material adjustments to accord with U.S. GAAP
would cause the following line items appearing in the
balance sheets to be disclosed as:

- Receivables (non-current)	16.8	40.1
- Property, plant and equipment	3,375.9	3,487.5
- Intangible assets, net	408.0	406.2
- Accounts payable	2,281.1	2,162.2
- Other liabilities (non-current)	308.3	321.0
- Provisions (non-current)	467.0	277.9
- Reserves and retained profits*	1,181.1	1,273.8

* There is no accumulated other comprehensive income.
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
EARNINGS PER SHARE - U.S. GAAP

Net profit	310.7	166.5	308.1

Basic earnings per share (in A$ cents):
Net profit	0.22	0.12	0.27
Diluted earnings per share (in A$ cents):
Net profit	0.22	0.12	0.27

Weighted average number of common shares and common share equivalents for basic calculations (millions)	1,180.1	1,169.2	1,159.9
Number of shares for diluted calculations (millions)	1,181.6	1,169.3	1,160.2

30. RECONCILIATION TO U.S. GAAP (continued)

STOCK BASED COMPENSATION

The adoption of SFAS 123 represents a change in accounting policy. In the fiscal years to July 26, 1998, the CML Group applied Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in the determination of employee compensation costs arising from the employee and executive share and option schemes. Had compensation cost been based upon the fair value at the grant date consistent with the basis of accounting under SFAS No. 123, the following pro forma net income and earnings per share amounts would have resulted:
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Net profit
As reported under U.S. GAAP	317.4	133.7	308.1
Pro forma	317.4	136.4	306.8

Primary earnings per share (in A$)
As reported under U.S. GAAP	0.23	0.09	0.27
Pro forma	0.23	0.09	0.26

Fully diluted earnings per share (in A$)
As reported under U.S. GAAP	0.25	0.11	0.27
Pro forma	0.25	0.12	0.27

Weighted average fair value of each option granted on the date of grant using the Black-Scholes option-pricing model (A$)		1.48	1.48
Assumptions used in model
Expected dividend yield		3.1%	3.1%
Expected volatility		22.0%	22.0%
Risk free interest rate		5.4%	5.4%
Expected term (years)		3.1	3.1

31. RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The amortization and non amortization provisions of FAS 142 were applied with respect to all goodwill and intangible assets acquired after June 30, 2001. The CML Group continues to evaluate the full provisions of FAS 142 and has not yet fully determined the effect that this statement will have on the reconciliation to U.S. GAAP.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of July 29, 2002 and does not expect that the adoption will have a significant effect on the Company's financial position and results of operations.

31. RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

In April 2002, the FASB issued SFAS No. 145, which addresses a variety of accounting practices. The items that are most relevant to the Company include a requirement that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This standard is effective for the Company's fiscal year beginning in February 2003. The Company does not expect that the standard will have a significant impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This new standard will be effective for activities initiated after December 31, 2002. The Company does not expect that the standard will have a significant impact on its financial position or results of operations.

32. LIST OF SUBSIDIARIES
Coles Myer Ltd.
Australasia Wide Distribution Pty. Ltd
CMFL Services Ltd
Australian Retail Financial Services (Holdings) Pty. Ltd.
Financial Network Card Services Pty. Ltd
F.N.C.S. Pty. Limited
Vintage Cellars (Australia) Pty Ltd
Bi-Lo Pty. Limited
CMFL Holdings Pty Ltd (in liquidation)
Coles KMR Pty Ltd (in liquidation)
Coles Myer Investments Pty Ltd (in liquidation)
CMPQ (CML) Pty Ltd
Coles Myer Ansett Travel Pty Ltd (97.5% owned)
Coles Myer Asia Pty Ltd
Coles Myer Deposit Services Pty Ltd
Coles Myer Finance Ltd
Coles Myer Finance (USA) Ltd
Coles Myer International Pty Ltd
Coles Myer New Zealand Holdings Limited	(1)
CMNZ Finance Limited	(1)
Retail Investments Pty Ltd
CMNZ Investments Pty Ltd
Sanco Insurance Pte. Ltd.	(2)
Coles Myer Logistics Pty Ltd
Coles Myer Properties Holdings Ltd
Australian Grocery Holdings Pty Ltd
Broadway Property Holdings Pty Ltd
Clarkson Shopping Centre Pty Ltd
CMPQ (KM) Pty Ltd
CMPQ (PEN) Pty Ltd
CMTI Pty Ltd
Market Street Investment Trust
Market Street Property Trust
Coles Myer N.S.W. Proprietary Limited
Coles Myer Properties Proprietary Limited
Coles Myer Properties Management Proprietary Limited
Coles Myer Queensland Proprietary Ltd
CMPQ (COOP) Pty Ltd
CMPQ (TWB) Pty Ltd
CMPQ (NEWCO) Pty Ltd

32. LIST OF SUBSIDIARIES (continued)

Coles Myer Property Developments Ltd
Consolidated Realties Pty. Limited
Eastland Shopping Centre Pty Ltd
Esare Pty Ltd
Fulthom Pty Ltd
Market Street Investments Pty Ltd
Morley Shopping Centre Pty Ltd
Myer Melbourne Ltd
Myer Properties W.A. Ltd
Coles Myer Property Investments Pty Ltd (in liquidation)
Orzo Pty Ltd
Tooronga Shopping Centre Pty Ltd
Coles Supermarkets Australia Pty Ltd
Newmart Pty. Ltd.
Charlie Carter (Norwest) Pty Ltd
e.colesmyer Pty Ltd
colesmyer.com Pty Ltd
e.services (colesmyer) Pty Ltd
Multimedia Services Pty Ltd
e.tailing (colesmyer) Pty Ltd
Coles Online Pty Ltd
Liquorland Direct Pty Ltd
Direct Fulfilment Group Pty Ltd
now@colesmyer Pty Ltd
ofs (colesmyer) Pty Ltd
Portal Co (colesmyer) Pty Ltd
e.trading (colesmyer) Pty Ltd
o d (colesmyer) Pty Ltd
Procurement Online Pty Ltd
ht (colesmyer) Pty Ltd
now.com.au Pty Ltd
Grace Bros. Holdings Pty Ltd
Grocery Holdings Pty Ltd
ht.com.au Pty Ltd
General Merchandise & Apparel Group Pty Ltd
Katies Fashions (Aust.) Pty. Ltd
G.J. Coles & Coy. Pty Ltd
Kmart Australia Ltd
Arana Hills Properties Pty. Ltd
Tyremaster (Wholesale) Pty Ltd
W4K. World 4 Kids Pty Ltd
Liquorland (Australia) Pty. Ltd.
Australian Liquor Group Ltd (83% owned)
Knox Liquor Australia Pty Ltd
Osmond Hotel Pty Ltd
Outfront Liquor Services Pty Ltd
Guidel Pty Ltd (formerly Barmans Liquor Group Pty Ltd)
Sorcha Pty Ltd (formerly Porters Liquor Management Pty Ltd)
Philip Murphy Melbourne Pty Ltd
Philip Murphy Niddrie Pty. Ltd.
Philip Murphy Toorak Pty Ltd
Philip Murphy Wine & Spirits Pty Ltd
Pacific Liquor Wholesalers Pty Ltd

32. LIST OF SUBSIDIARIES (continued)

Liquorland (Qld.) Pty Ltd
Mycar Automotive Pty Ltd
Myer Stores Limited
Officeworks Superstores Pty Ltd
Officeworks Superstores N.Z. Ltd	(1)
Penneys Pty. Ltd
Price Point Pty. Ltd.
Charlot Pty Ltd (in liquidation)
Retail Distribution Management Pty. Ltd
Target Australia Pty. Ltd.
Fosseys (Australia) Pty Ltd
Tickoth Pty Ltd
Tyremaster Pty Ltd
Comnet Pty Ltd
The Myer Emporium Limited

Except where indicated, all entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty Ltd not owned by the CML Group gives rise to outside equity interested of A$NIL. The 17% of capital in Australian Liquor Group Ltd, held in trust gives rise to outside equity interests of A$NIL. The balance date of all controlled entities was July 28, 2002.

  Incorporated in New Zealand.

  Incorporated in Singapore.

  EARNINGS PER SHARE
	July 28,	July 29,
	2002	2001
Basic earnings per share (A$ cents)	25	10
Diluted earnings per share (A$ cents)	27	11

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,180,108	1,169,173
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,292,581	1,241,502

Reconciliation of earnings used in calculating earnings per share (A$'000)
Basic earnings per share
Net profit	345,000	140,200
Dividends on reset convertible preference shares	(45,500)	(28,027)
Earnings used in calculating basic earnings per share	299,500	112,200

Diluted earnings per share
Net profit	345,000	140,200
Earnings used in calculating diluted earnings per share	345,000	140,200

Change in accounting policy

During 2001, the CML Group changed its accounting policies with respect to inventory costing and stamp duty capitalisation. The effect for the year was to increase net profit by A$36.5 million. Excluding the impact of the accounting policy changes, basic earnings per share for 2001 is 8 cents per share and diluted earnings per share for 2001 is 9 cents per share.

34. SUBSEQUENT EVENT

Coles Myer Ltd. announced on December 17, 2002 the purchase of the New South Wales arm of the Theo's Liquor chain which comprises 49 liquor stores and four hotels operating under the banners Theo's and Crown of the Hill. Theo's Liquor is the forth largest liquor retailer in Australia with annual sales in New South Wales of more than A$175 million.

The purchase is subject to regulatory approvals. Negotiations for the acquisition of Theo's Queensland business by Coles Myer Ltd. are ongoing and subject to discussions with the shareholders of the Theo's Queensland companies, and obtaining the necessary approvals.

COLES MYER LTD.

GLOSSARY OF TERMS

To assist U.S. readers in understanding unfamiliar terms, the following glossary is presented.
Australian terminology	United States equivalent

Shareholders' equity	Stockholders' equity

Authorised capital	Authorized capital stock

Ordinary shares	Common stock

Reserve (forms part of shareholders' equity)	Appropriated surplus of retained earnings

Provision	Accrued liability or reserve - (can represent either accrued liability or estimated depletion in the cost of an asset)

Retained profits	Retained earnings

Investment allowance	Investment tax credit

Future income tax benefit	Deferred tax asset

Listed securities	Marketable equity securities

Bonus share issue	Stock dividend

Controlled entity	Subsidiary

Foreign currency translation reserve	Cumulative translation adjustment

EXHIBIT INDEX

1 Constitution (incorporated by reference to the Company's filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company's filing on Form 6-K, dated September 7, 2001).

8. List of subsidiaries (see Note 32 in the Financial Statements).

10. Consent of Independent Accountants

EXHIBIT

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Prospectus constituting part of the registration statements on Form F-3 (File Nos. 33-55414 and 33-87936) of Coles Myer Finance (USA) Limited and Coles Myer Ltd. of our report dated October 3, 2002 relating to the consolidated financial statements of Coles Myer Ltd. and its controlled entities, which appear in Coles Myer Ltd.'s Annual Report on Form 20-F.

PricewaterhouseCoopers

Melbourne, Australia

December 16, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Coles Myer Ltd.

For purposes of Form 20-F filing with the U.S. Securities and Exchange Commission.

We have examined the accompanying consolidated balance sheets of Coles Myer Ltd. and its subsidiaries, (the "CML Group"), as at July 28, 2002 and July 29, 2001 and the related consolidated statements of income and of cashflows and changes in issued share capital and reserves and retained profits for each of the three fiscal years in the period ended July 28, 2002, all expressed in Australian dollars.

Our examinations of these statements were made in accordance with auditing standards generally accepted in the United States of America and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

Note 1 (d) refers to a difference between these financial statements and those presented to shareholders in Australia, in relation to the CML Group's treatment of goodwill arising on acquisition of companies and businesses until July 31, 1988, which treatment was not in conformity with Australian accounting standards. These financial statements have been adjusted to conform to Australian accounting standards.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Coles Myer Ltd. and its subsidiaries at July 28, 2002 and July 29, 2001 and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 28, 2002, in conformity with accounting principles generally accepted in Australia consistently applied.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit expressed in Australian dollars for each of the three years in the period ended July 28, 2002 and the determination of consolidated shareholders' equity and consolidated financial position also expressed in Australian dollars at July 28, 2002 and July 29, 2001 to the extent summarised in Note 30 to the consolidated financial statements after the restatements described in Note 30 n.

PricewaterhouseCoopers

Melbourne, Australia

October 3, 2002

COLES MYER LTD.

CONSOLIDATED INCOME STATEMENTS

		2002	2001	2000
	Notes	52 weeks	52 weeks	53 weeks
		A$M	A$M	A$M

Sales	3	25,688.7	23,779.6	24,159.9
Cost of goods sold		(19,419.9)	(17,771.3)	(17,481.9)
Gross profit		6,268.8	6,008.3	6,678.0

Other revenues from operating activities	3	650.6	575.0	462.2
Revenue from non-operating activities	3	398.1	463.1	445.0
Borrowing costs	4	(102.9)	(124.7)	(127.3)
Advertising expenses		(323.0)	(314.5)	(355.0)
Selling and occupancy expenses		(5,232.3)	(5,161.1)	(5,241.3)
Administrative expenses		(1,177.1)	(1,237.9)	(1,447.1)

Profit from ordinary activities before income tax		482.2	208.2	414.5

Income tax expense	5	(137.2)	(68.0)	(136.2)
Net profit		345.0	140.2	278.3

Net (decrease)/increase in asset revaluation reserve		(4.2)	1.8	7.2

Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd recognized directly in equity		(4.2)	1.8	7.2

Total changes in equity other than those resulting from transactions with owners as owners		340.8	142.0	285.5

Basic earnings per share (in A$)		0.25	0.10	0.24

Diluted earnings per share (in A$)		0.27	0.11	0.24

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED BALANCE SHEETS

		July 28,	July 29,
	Notes	2002	2001
ASSETS		A$M	A$M
Current assets:
Cash		866.0	578.1
Receivables	7	295.7	397.5
Inventories		2,808.9	2,904.2
Other	8	53.2	66.3
		4,023.8	3,946.1
Non-current assets:
Receivables	9	122.6	176.5
Investments	10	109.2	108.2
Property, plant and equipment, net	11	3,422.0	3,464.2
Intangible assets, net	12	354.8	348.8
Other	13	288.2	274.0
		4,296.8	4,371.7
TOTAL ASSETS		8,320.6	8,317.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	14	2,270.7	2,164.0
Borrowings	15	15.3	127.8
Provisions	16	640.6	626.7
		2,926.6	2,918.5
Non-current liabilities:
Long term debt	17	1,552.8	1,651.6
Long term loans	18		19.8
Other		48.6	52.7
Provisions	19	453.8	388.9
		2,055.2	2,113.0
Shareholders' equity:
Issued share capital	20	2,032.3	1,973.7
Reserves		402.4	406.6
Retained profits		904.1	906.0
		3,338.8	3,286.3
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8,320.6	8,317.8

Commitments and contingent liabilities	24

	July 28, 2002		July 29, 2001
	Shares	Amount	Shares	Amount
	millions	A$M	millions	A$M
Issued share capital:
Ordinary shares	1,184.6	1,351.7	1,176.6	1,293.1
Ordinary shares, paid up to A$0.01 each	0.1	-	0.2	-
Non-redeemable reset convertible preference shares	7.0	680.6	7.0	680.6
	1,191.7	2,032.3	1,183.8	1,973.7

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Notes	2002 52 weeks	2001 52 weeks	2000 53 weeks
		A$M	A$M	A$M
Cash flows from operating activities
Receipts from customers		27,540.3	25,529.3	24,265.7
Payments to suppliers and employees		(26,259.9)	(24,587.6)	(23,183.2)
Distributions received from associated entities		5.6	5.6	5.0
Interest received		15.0	9.2	5.1
Borrowing costs paid		(105.9)	(125.5)	(127.6)
Income tax paid		(77.1)	(158.8)	(235.2)
Net cash inflow from operating activities	A	1,118.0	672.2	729.8

Cash flows from investing activities
Payments for property, plant and equipment		(507.7)	(492.7)	(690.0)
Cash paid for purchases of businesses and controlled entities	B	(70.4)	(123.3)	(11.9)
Cash paid for purchases of other investments			(23.8)	(5.7)
Payment for purchase of associated entity		(0.1)	(0.6)
Proceeds on sale of property, plant and equipment		31.1	115.1	46.5
Proceeds on sale of businesses and controlled entities	B	57.8
Proceeds on sale of investments		2.3	25.4	4.5
Loans from other entities		41.6	18.1	12.1
Net cash outflow from investing activities		(445.4)	(481.8)	(644.5)

Cash flows from financing activities
Proceeds from issue of shares		-	680.6	1.6
Proceeds from borrowings		924.4	6,207.1	6,228.3
Repayments of borrowings		(1,022.4)	(6,434.0)	(6,080.1)
Payments for shares bought back		(1.4)	(8.6)
Dividends paid		(285.3)	(365.1)	(254.2)
Net cash (outflow)/inflow from financing activities		(384.7)	80.0	(104.4)

Net increase/(decrease) in cash held		287.9	270.4	(19.1)
Cash at beginning of the year		578.1	307.7	326.8
Cash at end of the year	C	866.0	578.1	307.7

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	2002 52 weeks	2001 52 weeks	2000 53 weeks
	A$M	A$M	A$M
Notes

A. Reconciliation of net cash provided by operating activities to net profit is as follows:

Net cash inflow from operating activities	1,118.0	672.2	729.8
Depreciation and amortisation	(493.4)	(482.3)	(469.9)
Changes in assets and liabilities
Increase/(decrease) in current receivables	27.0	(194.5)	241.3
(Decrease)/increase in inventories	(104.1)	0.8	51.2
Increase/(decrease) in future income tax benefits	28.4	(28.3)	26.0
Increase in other assets	17.9	114.5	28.1
(Increase)/decrease in trade creditors	(213.8)	188.7	(301.4)
Decrease/(increase) in other liabilities	90.4	(158.3)	23.3
(Increase)/decrease in provision for income tax	(28.1)	143.6	34.1
(Increase) in provisions	(44.9)	(60.5)	(38.0)
(Increase)/decrease in deferred income tax	(29.9)	(14.9)	37.6
Net loss on sale of plant and equipment	(27.0)	(20.8)	(33.7)
Net profit/(loss) on sale of freehold properties	15.0	21.6	(0.7)
Net (loss) on sale of businesses and controlled entities	(0.1)
Write-down of non-current assets to recoverable amounts	(10.4)	(41.6)
Loss on writedown of property, plant and equipment			(49.4)
Net profit	345.0	140.2	278.3

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes (continued)

B. Acquisitions/disposals

During 2002 Coles Supermarkets (Australia) Pty. Ltd. and Bi-Lo Pty. Ltd., both wholly owned controlled entities of Coles Myer Ltd., acquired 35 ex-Franklins stores for A$59.3 million.

On May 27, 2002, Coles Myer Ltd. sold 100% of its investment in the issued capital of Amalgamated Food & Poultry Pty. Ltd. for A$65.0 million.

On June 19, 2001, Liquorland (Australia) Pty. Ltd. (Liquorland), a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Australian Liquor Group Ltd. (ALG) for consideration of A$55.1 million. 17% of the issued share capital of ALG and a commensurate proportion of the consideration is held in trust pending the outcome of a claim by ALG and Liquorland against the former Directors of ALG.

On July 24, 2001, Liquorland (Qld) Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired the Leda Hotel Chain in Queensland for A$63.6 million.

Details of the aggregate cash flows and consideration relating to the acquired businesses and controlled entities, which are accounted for as purchase business combinations, and the aggregate assets and liabilities of the entities at the date of acquisition were as follows:
		Acquisitions		Disposals

	2002	2001	2000	2002
	52 weeks	52 weeks	53 weeks	52 weeks
	A$M	A$M	A$M	A$M
Cash consideration (paid)/received net of cash acquired/disposed	(70.4)	(123.3)	(11.9)	57.8

Receivables - current		2.5		(1.9)
Inventories	12.9	15.0	2.1	(4.1)
Other assets - current		0.1		(0.2)
Property, plant and equipment	25.4	8.9	1.0	(64.6)
Deferred tax assets	1.4			(3.4)
Intangible assets	37.0	133.7	9.1	(13.4)
Other assets - non-current		1.4		(0.3)
Payables	(1.3)	(22.6)		18.9
Interest bearing liabilities - current		(3.4)
Provisions - current	(4.5)	(0.9)	(0.3)	6.2
Interest bearing liabilities - non-current	(0.5)	(11.3)
Provisions - non-current		(0.1)		1.1
Net assets acquired/(disposed)	70.4	123.3	11.9	(61.7)

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes (continued)

C. Reconciliation of cash

For the purposes of the Consolidated Statements of Cash Flows, cash includes cash on hand, at bank and on short-term deposit, net of bank overdrafts. Cash at the end of the year as shown in the Consolidated Statements of Cash Flows is reconciled to the relevant statement of financial position items as follows:
	2002 52 weeks	2001 52 weeks	2000 53 weeks
	A$M	A$M	A$M

Cash assets	274.6	270.5	263.2
Short-term deposits	591.4	307.6	54.7
Bank overdrafts			(10.2)
	866.0	578.1	307.7

The short-term deposits are due for maturity within 30 days and pay interest at a weighted average interest rate of 4.81% (2001 5.02%).

  Non-cash financing and investing activities

Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for A$60.0 million (2001 A$87.8 million, 2000 A$47.0 million).

Investments -

The CML Group disposed of its investment in Power Investment Funding Pty. Ltd. for A$NIL consideration. Current receivables decreased A$36.2 million, current loans decreased A$36.2 million and investments decreased A$NIL on disposal.

The CML Group disposed of its investment in Investment Funding Pty. Ltd. for A$NIL consideration. Current receivables decreased A$79.1 million, current loans decreased A$79.1 million and investments decreased A$NIL on disposal.

The CML Group disposed of its investment in Label Developments Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$17.2 million, non-current loans decreased A$17.2 million and investments decreased A$NIL on disposal.

In 2001, the CML Group disposed of its investment in Investments Development Funding Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$60.3 million, non-current loans decreased A$60.3 million, and investments decreased $NIL on disposal.

During 2000, the CML Group disposed of its investment in SJV No. 3 Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$29.1 million, non-current borrowings decreased A$29.1 million and investments decreased $NIL.

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes (continued)

  Details of major financing facilities

Credit standby facilities: The CML Group has A$730.0 million (2001 A$1,030.0 million) of committed facilities of which A$730.0 million (2001 A$1,030.0 million) were undrawn at balance date. The facilities have maturity dates ranging between May 2003 and August 2007 (2001 maturity dates ranged between August 2001 and August 2007).

Commercial paper: The CML Group has commercial paper programmes based in Australia and Europe. The programmes guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2001 A$10.0 million).

Medium term notes: The CML Group has issued medium term notes under a debt issuance programme and previously under medium term note programmes in both Europe and Australia. It also operated a medium term note programme in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by Coles Myer Ltd. At balance date, A$1,244.3 million (2001 A$1,318.7 million) equivalent of medium term notes were on issue.

Other loans: A$18.1 million (2001 A$26.7 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004 (2001: July 2004).

A$327.2 million (2001 A$342.3 million) of domestic bank loans of various maturities were outstanding at balance date.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

ISSUED SHARE CAPITAL
	Ordinary
	Fully Paid		Partly Paid A$0.01
	millions	A$M	millions	A$M

Balance, July 25, 1999	1,156.8	1,165.2	0.2	-
Conversion of partly paid to fully paid	-	-	-	-
Exercise of Executive Share Options	0.3	1.6
Dividend reinvestment plan	7.2	47.0
Balance, July 30, 2000	1,164.3	1,213.8	0.2	-
Conversion of partly paid to fully paid	-	-	-	-
Shares bought back on-market	(1.4)	(8.6)
Dividend reinvestment plan	13.7	87.9
Balance, July 29, 2001	1,176.6	1,293.1	0.2	-
Conversion of partly paid to fully paid	-	-	-	-
Dividend reinvestment plan	8.2	60.0
Shares bought back on-market	(0.2)	(1.4)
Balance, July 28, 2002	1,184.6	1,351.7	0.1	-

	Preference (ReCAPS)
	Fully Paid
	millions	A$M

Allotment of shares	7.0	680.6
Balance, July 29, 2001	7.0	680.6
Balance, July 28, 2002	7.0	680.6

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

ISSUED SHARE CAPITAL

Notes (continued)

Ordinary Class Shares

Ordinary shares entitle the holder to participate in the dividends of the company and the proceeds on winding up of the company, subject to entitlements of the reset convertible preference shares. Fully paid ordinary class shares are entitled to one vote per member, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders).

At July 28, 2002, there were 128,000 (2001 152,000) partly paid shares on issue, of which a further $1.99 per share is outstanding.

On July 19, 2001, the first 500 of each shareholder's ordinary shares were redesignated on the Australian Stock Exchange as Discount Card shares. On April 12, 2002, the Discount Card Shares reverted back to ordinary shares. During their separate listing, Discount Card Shares remained ordinary shares and as such, ranked equally with non-Discount Card Shares in every respect including voting and dividend rights.

Dividend Reinvestment Plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares, rather than being paid in cash. Shares are issued under the plan at a 2.5% discount to the market price (5% discount prior to the November 2001 ordinary dividend).

Share buy-back

During the period July 30 - August 10, 2001 (July 29 - July 27, 2001), the company purchased 222,322 (2001 1,374,718) ordinary class shares on-market as part of the company's capital management programme. This represents 0.01% (2001 0.12%) of the ordinary class share capital at July 28, 2002 (July 29, 2001). The shares were acquired at an average price including incidental costs of A$6.44 (2001 A$6.26) per share, with prices ranging from A$6.10 to A$6.60 (2001 A$5.99 to A$6.44). The total cost of A$1,430,699 (2001 A$8,606,428), including A$1,328 (2001 A$8,471) of transaction costs, was deducted from ordinary share capital.

At July 28, 2002, an on-market buy-back programme remained in place, with 28.4 (2001 28.6) million shares remaining of the original approved limit of 30.0 million shares.

Non-redeemable reset convertible preference shares (ReCAPS)

On December 18, 2000, the company allotted 7,000,000 ReCAPS with an issue price of A$100 per share. Shareholders receive a preferential, non-cumulative dividend of at least 6.5% per annum, fixed until 2005. ReCAPS dividends will be paid in priority to any dividends declared on ordinary shares. ReCAPS shareholders are not entitled to vote at any general meetings, except in the following circumstances:

a) on a proposal:

i) to reduce the share capital of the company;

ii) that affects rights attached to the ReCAPS;

iii) to wind up the company;

iv) for the disposal of the whole of the property, business and undertaking of the company;

b) on a resolution to approve the terms of a buy-back agreement;

c) during a period in which a dividend or part of a dividend on the ReCAPS is in arrears;

d) during the winding up of the company.

In the event of the winding up of the company, ReCAPS will rank ahead of ordinary shares. On reset dates, the outstanding ReCAPS may be converted into ordinary shares at the option of the holders of the ReCAPS or CML. The rights of holders of ReCAPS were not been affected by the redesignation of ordinary shares on July 19, 2001 and their subsequent reversion on April 12, 2002.

Notes on pages 71 to 129 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

RESERVES AND RETAINED PROFITS
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M

Asset revaluation reserve
Balance at beginning	406.6	404.8	397.6
2000 revaluation increment			7.2
Fair value (decrement)/increment of freehold and investment properties	(4.2)	1.8
	402.4	406.6	404.8

Retained profits
Balance at beginning	906.0	1,210.3	1,245.9
Net profit for the year	345.0	140.2	278.3
Cash dividends	(346.9)	(444.5)	(313.9)
	904.1	906.0	1,210.3

Total reserves and retained profits
Balance at beginning	1,312.6	1,615.1	1,643.5
Net profit for the year	345.0	140.2	278.3
Cash dividends	(346.9)	(444.5)	(313.9)
2000 revaluation increment			7.2
Fair value (decrement)/increment of freehold and investment properties	(4.2)	1.8
	1,306.5	1,312.6	1,615.1

Notes on pages 71 to 129 form part of the financial statements.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

These financial statements are prepared specifically for the purposes of filing an Annual Report on Form 20-F with the United States Securities and Exchange Commission (the SEC), and differ from the Australian financial statements presented to shareholders in the respective years in their treatment of goodwill arising on acquisition of companies and businesses (Refer paragraph d).

The significant accounting policies adopted by Coles Myer Ltd. (the "Company", "CML") and its controlled entities (the "CML Group") are detailed below. The financial statements are prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"). Where these principles differ from those generally accepted in the United States ("U.S. GAAP") reference is made by footnote. A reconciliation of the major differences between the accompanying financial statements and U.S. GAAP is included at Note 30.

a Basis of preparation

The financial statements have been prepared as a general purpose financial report which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year.

b Principles of consolidation

The consolidated financial statements have been prepared on an economic entity basis for the CML Group. The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year-end is contained in note 32. Where control of an entity is obtained during the year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control exists.

c Accounting for acquisitions

Acquired businesses are accounted for on the basis of the purchase method of accounting which consists of assigning fair values at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed.

d Goodwill

Goodwill on acquisitions since July 31, 1988 has been brought to account as an asset and amortized, using the straight line method, over the period in which the benefits are expected to arise, but not exceeding 20 years. The carrying value of goodwill is reviewed at each reporting period. Refer Note 30 for a description of the adoption for the purposes of the U.S. GAAP reconciliation of FASB Statement No. 141, Business Combinations ("FAS 141") and the amortization and non-amortizations provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142") for purchase business combinations consummated after June 30, 2001.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

In the financial statements submitted to shareholders, directors caused goodwill on acquisitions to July 31, 1988 to be written off as an extraordinary item, this being contrary to the treatment required by the relevant Australian accounting standard. Directors were satisfied all relevant goodwill on acquisitions would generate benefits for the company for periods of at least twenty years, but preferred immediate write off to amortization over an arbitrarily chosen period of years. However, the SEC requires that financial statements filed with it comply in all material respects with accounting standards in each company's country of origin. Accordingly, in these financial statements prepared for purposes of filing with the SEC, goodwill on acquisitions to July 31, 1988 has been reinstated at cost and amortized, using the straight line method, against profit from operations over 20 years from date of acquisition, unless accelerated amortization is required due to a carrying value exceeding the recoverable amount. As a result, net profit reported in these financial statements has been decreased by A$8.8 million, (2001 A$10.6 million, 2000 A$22.4 million) with the aggregate adjustment arising from all prior years causing shareholders' equity to increase by A$31.2 million (2001 A$40.0 million).

e Equity accounting of associated companies

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are deemed to be immaterial.

f Receivables

Trade and other debtors are recognised at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

g Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realisable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including certain direct logistics expenses incurred in bringing the inventories to their present location and condition.

Volume related supplier rebates are recognised as a reduction in the cost of inventory and are released to cost of sales as the inventory is sold. The portion of supplier volume rebates which support promotional activities is taken to income as and when the promotional activity takes place.

There is inconsistent treatment by retailers in the accounting for supplier promotional rebates. Recent trends have been for all forms of supplier volume rebates, including those which support promotional activity to be treated as a reduction of inventory cost, deferring the recognition of the income to as and when the inventory is sold. On November 21, 2002, the Emerging Issues Task Force reached a consensus that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor's products. However, the presumption can be overcome if the consideration is either a reimbursement of costs incurred or payment for assets or services delivered to the vendor. As a result, the Company is intending to amend its accounting for supplier promotional rebates in the 2003 financial year.

As any adjustment will reflect a changed accounting basis it will be disclosed separately, if material. If such a change in accounting basis had been applied this financial year to opening and closing inventory, the impact on underlying net profit would have been a decrease of approximately A$3.0 million.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

h Investments

The carrying amount of all listed investments are stated at the lower of cost and recoverable amount. Investments in shopping centre unit trusts are stated at fair value. Dividends from all investments are brought to account when receivable.

i Property, plant and equipment

(i) Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date. Annual internal assessments are made, supplemented by independent assessments at least every three years. The above policy was adopted with effect from July 31, 2000.

The previous policy was to revalue all land and buildings at fair value every three years. The changed policy has not had a material effect in the current or prior financial year, nor is it expected to have a material effect in subsequent financial years. The changed policy has been adopted to comply with AASB 1041 Revaluation of Non-Current Assets, released in December 1999.

Additionally, the directors elected to adopt the revised AASB 1041 Revaluation of Non-Current Assets early, to enable it to become effective for the year ended 29 July 2001. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such a tax will crystallize. Borrowing and other holding and development costs on property under development, are capitalised until completion of the development. Plant and equipment is measured at the lower of cost less accumulated depreciation, and recoverable amount.

(ii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised on a straight-line basis, over the unexpired period of the lease or the estimated useful life of the improvement to the CML Group, whichever is the shorter.

(iii) Depreciation

Depreciation is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, at rates calculated to allocate their cost or valuation against revenue over their estimated useful lives. U.S. GAAP also requires investment properties to be depreciated. Refer Note 30 for a reconciliation to U.S. GAAP, where an additional expense has been recognised.

The depreciation rates used for each class of assets are as follows:

	2002	2001	2000
Buildings Plant and equipment	1.5% 5% - 33%	1.5% 5% - 33%	1.5% 5% - 33%

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

j Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to its recoverable amount at balance date. The decrement in the carrying amount of assets valued on the cost basis is recognised as an expense in the consolidated income statements in the reporting period in which the recoverable amount write-down occurs. In determining the recoverable amount, expected future cash flows have been discounted to their present value.

k Identifiable intangible assets

    Liquor licenses

The costs of acquiring liquor licenses are amortized, using the straight-line method, over the period in which the benefits are expected to arise, but not exceeding twenty years.

(ii) Computer software

All costs directly incurred in the purchase or development of major computer software, including subsequent upgrades and material enhancements, are capitalized. Capitalized software is amortized using the straight-line method over the period in which the benefits are expected to arise, but not exceeding three years. Costs incurred on computer software maintenance are expensed as incurred.

The carrying value of all intangibles is reviewed at each reporting date.

l Accounts payable

These amounts represent liabilities for goods and services provided to the CML Group prior to balance date and which were unpaid. The amounts are unsecured and are usually paid between 7 and 60 days after recognition.

m Income tax

Income tax is provided using the liability method of tax effect accounting. Income tax expense is calculated on profit from ordinary activities adjusted for permanent differences between taxable and accounting income. The tax effect of cumulative timing differences, which occur where items are included for income tax purposes in a period different from that in the financial statements, is shown in the provision for deferred income tax or future tax benefit, as applicable. The timing differences have been measured using the tax rates expected to apply when the differences reverse. The future income tax benefits arising from tax losses have been recognized only where the realization of such benefits in future years are considered virtually certain.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

n Foreign exchange

Foreign currency transactions including forward contracts are translated into Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date or, where applicable, the contractual exchange rate.

Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the consolidated income statements in the financial year in which the exchange rates change.

At balance date, currency swaps in respect of particular borrowings have been revalued at prevailing exchange rates and the resultant difference netted off against the balance of those loans. Where other borrowings are hedged, the hedges have been valued at market rates at balance date. The resulting costs and benefits have been applied to the consolidated income statements, together with the foreign exchange gain or loss on related loans.

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange prevailing at balance date. Equity items are translated at historical rates. Consolidated income statements are translated at a weighted average rate for the year. Exchange differences, if any, arising on translation are taken directly to the foreign currency translation reserve.

The assets and liabilities of foreign operations that are integrated are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the consolidated income statements.

o Employee benefits

Employee benefits expected to be settled within twelve months are accrued at nominal amounts on the basis of statutory and contractual requirements. They are calculated on the basis of current wage and salary rates including related on-costs. Liabilities for other employee entitlements which are not expected to be paid or settled within twelve months, are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using the rates attaching to national government guaranteed securities with similar maturity terms.

Contributions to superannuation funds are expensed as incurred.

p Superannuation

The CML Group has a number of superannuation funds which exist to provide benefits for employees and their dependants on retirement, disability or death. The most recent actuarial reports indicated that the financial position of the defined benefit funds is sufficient to meet projected commitments. The CML Group's commitment in respect of accumulation type funds is limited to making the specified contributions. The CML Group's contributions to the superannuation funds are expensed as incurred in these financial statements, which are prepared under Australian GAAP. The effect of the difference from U.S. GAAP is reflected in Note 30, and U.S. GAAP information in relation to the defined benefit funds (in accordance with FAS 87 and FAS 132) is detailed in Note 22.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

q Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all of the risks and benefits of ownership of the property are retained by the lessors, and accordingly, in the financial statements, they are classified as operating leases.

Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Refer Note 24 for details of non-cancellable operating lease commitments.

r Lease incentives

From January 30, 1995 lump sum payments received in relation to major lease contracts are deferred and amortized over the period of benefit. In the past such amounts were credited to the Consolidated Income Statements in the year in which they were receivable.

U.S. GAAP requires lease incentives for lease agreements entered into after December 31, 1988 to be recognized on a straight line basis over the term of the new lease. The effect of this difference is detailed in Note 30.

s Interest bearing liabilities

Borrowings are carried at their principal amounts. Interest is recognised as an expense as it accrues, except where it is included in the cost of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to prepare for intended use. Long and medium term borrowing expenses are amortized over the lesser of five years or the term of the relevant borrowing.

t Revenue

Revenue from sale of goods includes concession sales and is after deducting returns. Promotional allowances received from suppliers are credited to income as they are earned. Refer Note 2 for commentary on a change in accounting policy in 2001 for purchase settlement discounts.

u Earnings per share

The CML Group has applied the revised AASB 1027 Earnings Per Share (issued June 2001) for the first time from July 30, 2001. Basic and diluted earnings per share for the comparative period ended July 29, 2001 have been adjusted so that the basis of calculation used is consistent with that of the current period.

    Basic earnings per share

Basic earnings per share is determined by dividing net profit less reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basis earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

1. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

u Earnings per share (continued)

Diluted earnings per share calculations in previous years incorporated adjustments to the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year.

v Derivatives

The CML Group is exposed to changes in interest rates and foreign exchange rates from its activities. These risks are hedged by the CML Group primarily through the use of derivatives which mainly take the form of swaps, futures, forward contracts and options. Interest rate derivatives that are designated and are effective as hedges, are generally deferred and amortised over the remaining life of the hedged items.

w Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, other than receivables and payables that are stated with the amount of GST included. GST incurred on purchases that is not recoverable from the Australian Taxation Office (ATO) is included as part of the cost of acquisition of an asset or part of an item of expense. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

x Segment reporting

The CML Group has applied the revised AASB 1005 Segment Reporting (issued August 2000) for the first time from July 30, 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new business segments reported are: Food & Liquor, General Merchandise & Apparel, Emerging Businesses and Property and Unallocated.

y Comparative amounts

Certain amounts in the prior years' comparative information have been restated to conform with changes in presentation in the current year.

2. CHANGES IN ACCOUNTING POLICY

Effective July 31, 2000, the CML Group made a modification to the method of inventory costing. The change was to recognise purchase settlement discounts as a reduction in the cost of inventories and to recognise certain direct costs of operating distribution centers as a component of the cost of bringing inventories to their present location and condition. Previously, purchase settlement discounts were credited to income when received and the costs of operating distribution centers were expensed as incurred. The change was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 Inventories. For the year ended July 29, 2001 the impact of the change in accounting policy was an increase to the CML Group's profit before tax of A$25.4 million.

Effective July 31, 2000, the CML Group changed its accounting policy with respect to payment of stamp duty on leased property. The previous policy expensed all stamp duty payments as and when they were paid. The revised accounting policy recognises that the initial stamp duty paid on each property gives rise to benefits across the life of the lease. As a result, all prior stamp duty payments on currently leased property have been capitalised. For the year ended July 29, 2001 the impact of the change in accounting policy was an increase to the CML Group's profit before tax of A$29.9 million.
3. REVENUE	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M

Revenue from operating activities
Sales	25,688.7	23,779.6	24,159.9
Rebates and other allowances	650.6	575.0	462.2

Revenue from non-operating activities
Interest income*	27.4	16.0	9.8
Rental income	37.8	31.7	35.8
Proceeds from sale of
Property, plant and equipment	38.8	124.5	55.7
Investments		25.4	4.5
Businesses and controlled entities	73.0
Other income	221.1	265.5	339.2
	398.1	463.1	445.0
Total revenue	26,737.4	24,817.7	25,067.1

* Includes interest from the Coles Myer Employee Share Plan of A$12.4 million (2001 A$6.7 million, 2000 A$4.7 million).

4. OPERATING PROFIT	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Profit from ordinary activities before income tax expense includes the following net gains and expenses:
Gains:
Net gain/(loss) on sale of
Freehold property	15.0	21.6	(0.7)
Plant and equipment	(27.0)	(20.8)	(33.7)
Businesses and controlled entities	(0.1)	0.8
	(12.1)	1.6	(34.4)

Expenses:
Interest	77.0	120.8	127.3
Other costs of finance	25.9	3.9	(1.7)
Total borrowing costs	102.9	124.7	125.6

Depreciation
Freehold buildings	0.6	1.1	1.5
Leasehold improvements	45.4	41.3	38.0
Plant and equipment	408.9	407.1	388.1
	454.9	449.5	427.6

Amortization
Liquor licences	10.3	3.2	2.7
Goodwill	15.7	17.3	30.6
Computer software	9.7	9.7	9.0
Stamp duty	2.8	2.6
	38.5	32.8	42.3

Provisions
Employee entitlements	16.2	38.1	27.7
Workers' compensation	39.8	24.6	15.5
Self-insured risks	1.4	(1.6)	(4.9)
Onerous New Zealand contracts	(9.5)	49.7
	47.9	110.8	38.3

Write-down of non-current assets to recoverable amounts
Investments		8.6
Property, plant and equipment	1.4	21.9
Intangibles	9.0	11.1
	10.4	41.6

Bad and doubtful debts	9.6	9.5	6.2

5. INCOME TAX EXPENSE	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
The Australian statutory tax on profit is reconciled to the income tax expense as follows:
Profit before income tax	482.2	208.2	414.5

Statutory rate of taxation	30%	34%	36%

Tax calculated at the statutory rate on profit before income tax (from)/to which is (deducted)/added the tax effect of:	144.7	70.8	149.2
Non-deductible depreciation and amortisation	1.3	0.8	8.2
Under/(over) provision from prior year	10.4	(20.5)	(39.9)
Non-allowable goodwill amortisation and write off	2.6	3.6	8.1
Loss/(profit) on property sales not subject to tax	(3.8)	(1.3)	0.1
Other items not subject to tax	(8.3)	(6.3)	(4.1)
Other non-deductible expenditure	2.1	25.8	15.9
Income losses recouped	(11.8)	(8.1)	7.4
Effect on deferred balances of change in tax rate from 36% to 34% and 30%		3.2	(8.7)
Income tax expense	137.2	68.0	136.2

The components of income tax expense are:
Income tax expense credited to current tax provision	104.8	30.6	200.5
The net tax effect of temporary differences:
Accelerated depreciation	(19.5)	(9.3)	(20.4)
Employee entitlements	(4.3)	(12.9)	1.4
Prepayments	(3.2)	19.0	(13.9)
Provisions	29.1	9.5	9.8
Income received in advance	1.0	5.7	(4.7)
Income received from partnerships	2.1	(2.4)	(29.5)
Foreign exchange translation, hedge and
other finance costs	(19.3)	14.1	6.2
Inventory valuation	14.8	22.8	(14.9)
Software amortised for tax	1.6		(6.0)
Other	30.1	(9.1)	7.7
Income tax expense	137.2	68.0	136.2

  INCOME TAX EXPENSE (continued)

The significant temporary differences which give rise to deferred tax assets and liabilities are as follows:

	July 28, 2002		July 29, 2001
	Deferred income tax liabilities	Future income tax benefits	Deferred income tax liabilities	Future income tax benefits
	A$M	A$M	A$M	A$M
Excess of tax depreciation claimed over accounting depreciation	(135.0)	7.6	(154.4)	7.5
Foreign exchange translation, hedge and other finance costs	(6.6)	21.2	1.3	(6.0)
Employee entitlements		148.2		143.9
Prepayments	(17.2)		(20.4)
Income received in advance	(7.4)		(6.4)
Inventory valuation	(22.5)		(7.7)
Provisions and accruals	(45.8)	37.0	(28.5)	48.8
Lease incentives		14.5		15.8
Differences between tax and accounting income of partnerships and trusts	(1.0)		1.1
Differences between tax and accounting software expensed	(14.0)	29.8	(4.5)	21.9
	(249.5)	258.3	(219.5)	231.9
Included in:
Provisions (non-current)	(249.5)		(219.5)
Other assets (non-current)*		258.3		231.9
	(249.5)	258.3	(219.5)	231.9

* Future income tax benefits attributable to tax losses that have been recognised in 2002 total A$12.4 million. In 2002, no potential future income tax benefits relating to tax losses remain unrecognised as realisation of these losses is virtually certain. In 2001, potential future income tax benefits of A$25.0 million attributable to tax losses of A$76.9 million carried forward by controlled entities were not brought to account as they were not virtually certain of realization.

	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
6. DIVIDENDS

Interim ordinary 13.5 cents (2001 13.5 cents, 2000 13.5 cents) paid on May 13, 2002	159.3	157.9	156.5
Final ordinary 12.0 cents (2001 12.0 cents, 2000 13.5 cents) paid on November 11, 2002	142.1	141.2	157.4

Preference A$3.2589 paid on November 30, 2001	22.8
Less: provided at July 29, 2001	(7.6)
	15.2
Preference A$3.2411 paid May 31, 2002 (2001 May 31, 2001)	22.7	20.4
Preference A$3.2589 payable December 2, 2002 pro rata to July 28, 2002 (2001 November 30, 2001 pro rata to July 29, 2001)	7.6	7.6
Total ReCAPS dividends	45.5	28.0
Special ordinary of NIL (2001 10.0 cents paid on June 18, 2001)		117.4
	346.9	444.5	313.9

Dividend franking account

This amount represents the balance of the dividend franking accounts after allowing for current tax, dividend provisions and payments and franking credits the company is prevented from distributing, based on a tax rate of 30% (2001: 30%, 2000: 34%)	39.7	94.6	270.5

As a result of changes to the income tax law, franking account entries must now be recorded on a tax-paid basis. In order to restate the comparative franking account balance for the year ended July 29, 2001 (July 30, 2000) on a tax-paid basis, the balance has been reduced by a fraction of 30/70 (2000 34/66) from A$220.7 million (2000 A$525.0 million) to A$94.6 million (2000 A$270.5).

CML can access sufficient franking credits from its controlled entities to enable the payment of fully franked dividends for at least the subsequent year.

	July 28,	July 29,
	2002	2001
	A$M	A$M
7. RECEIVABLES (CURRENT)

Customer receivables	202.0	194.4
Allowance for doubtful accounts	(4.7)	(9.2)
	197.3	185.2

Other debtors	92.2	177.7
Allowance for doubtful accounts	(0.5)	(0.2)
Receivable from Australian Taxation Office	6.7	34.8
	98.4	212.3
	295.7	397.5

8. OTHER ASSETS (CURRENT)

Prepayments	53.2	66.3

9. RECEIVABLES (NON-CURRENT)

Loan to employee share plan - Note 23	105.8	136.4
Term deposits and advances	14.6	32.9
Loans to associated unit trust and partnership	2.2	7.2
	122.6	176.5

10. INVESTMENTS	July 28,	July 29,
	2002	2001
	A$M	A$M

Listed securities at cost (market value 2002 A$15.3 million, 2001 A$18.0 million) *	15.3	22.7
Provision for permanent impairment in value - listed securities		(5.0)
Unlisted debentures, at cost	0.1	0.1
Unlisted securities, at cost	19.3	24.9
Provision for permanent impairment in value - unlisted securities		(4.6)
	34.7	38.1
Other:
Interest in shopping center unit trusts,
At fair value **	72.5	68.1
Interest in partnerships,	2.0	2.0
	74.5	70.1
	109.2	108.2

* No capital gains tax would be payable had these investments been sold at balance date at their market values.

** Fair value represents the estimated market selling price of the underlying property less any estimated selling costs. Capital gains tax has not been taken into account in determining the revalued amount.

Interest in associated trusts and partnerships:
	Investment		Interest
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	A$M	A$M	%	%
Unit trusts
CMS General Trust (1)
- Property ownership	72.5	68.1	50	50
	72.5	68.1
Partnership
Fly Buys Partnership (2)
- Loyalty program	2.0	2.0	50	50
	2.0	2.0
Proprietary company
Quids Technology Pty. Ltd. (1)
- Software development	-	-	50	50
	-	-

(1) Balance date is June 30

  Balance date is December 31

	July 28,	July 29,
	2002	2001
	A$M	A$M
11. PROPERTY, PLANT AND EQUIPMENT

Freehold properties
Land
At fair value	163.4	200.3
Total land	163.4	200.3

Buildings
At fair value	36.1	54.6
Accumulated depreciation	(1.2)	(0.8)
	34.9	53.8

Total buildings	34.9	53.8
Total freehold properties	198.3	254.1

Leasehold improvements
At cost	614.2	586.3
Accumulated amortisation	(251.9)	(242.7)
	362.3	343.6

Investment properties
Investment freehold properties
At fair value	334.7	293.8

Total investment freehold properties	334.7	293.8

Total properties	895.3	891.5

Plant and equipment
At cost	5,420.3	5,259.1
Accumulated depreciation	(3,044.5)	(2,822.4)

Total plant and equipment	2,375.8	2,436.7

Capital work in progress, at cost	150.9	136.0

Total property, plant and equipment	3,422.0	3,464.2

11. PROPERTY, PLANT AND EQUIPMENT (continued)

Fair value are the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. The latest assessment of fair value as at July 28, 2002 are primarily based on independent assessments.

Freehold and investment properties are recorded at current estimated market valuations (assuming continuation of the properties' existing or intended use), as permitted by Australian GAAP. The effect of this variation from U.S. GAAP is shown in Note 30.

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:
	Freehold properties:		Leasehold	Investment	Plant and	Capital work
CML Group 2002	Land	Buildings	improvements	properties	equipment	in progress	Total
Carrying amount at the
start of the year:	200.3	53.8	343.6	293.8	2,436.7	136.0	3,464.2
Additions	0.1	0.4	60.8		334.9	116.7	512.9
Disposals	(22.3)	(6.8)	(10.7)		(74.8)		(114.6)
Acquisitions of entities or operations			0.8		22.1	1.3	24.2
Fair value decrements	(1.0)			(7.4)			(8.4)
Write-down to recoverable amounts			(1.0)		(0.4)		(1.4)
Depreciation expense		(0.6)	(45.4)		(408.9)		(454.9)
Transfers (to)/from another class	(13.7)	(11.9)	14.2	48.3	66.2	(103.1)
Carrying amount at the end of the year	163.4	34.9	362.3	334.7	2,375.8	150.9	3,422.0

	July 28,	July 29,
	2002	2001
	A$M	A$M
12. INTANGIBLES

Goodwill, at cost	408.1	404.9
Accumulated amortization	(294.8)	(290.8)
	113.3	114.1

Liquor licences, at cost	191.4	185.3
Accumulated amortization	(27.4)	(16.5)
	164.0	168.8

Computer software, at cost	115.7	107.6
Accumulated amortization	(38.2)	(41.7)
	77.5	65.9
	354.8	348.8

13. OTHER ASSETS (NON-CURRENT)

Future income tax benefits	258.3	231.9
Other	29.9	42.1
	288.2	274.0

	July 28,	July 29,
	2002	2001
14. ACCOUNTS PAYABLE	A$M	A$M

Trade creditors	1,775.3	1,576.3
Accrued liabilities	495.4	587.7
	2,270.7	2,164.0

15. BORROWINGS (CURRENT)

Other loans	15.3	127.8

Other loans are predominantly due for repayment within 3 months of balance date with a weighted average interest rate of 9.2% (2001 9.2%). Refer note 17 for details of the company's negative pledge.

16. PROVISIONS (CURRENT)

Proposed dividend	149.7	148.8
Provision for employee benefits	419.0	415.3
Self-insured risks	35.6	34.2
Workers' compensation	32.1	24.5
Provision for New Zealand onerous contracts	4.2	3.9
	640.6	626.7

17. LONG TERM DEBT

5.1% commercial paper supported by committed
Domestic and international facilities - net of unamortized
discount A$NIL (2001 - A$NIL million) due in 2001. *		10.0
6.1% - 7.1% bonds and notes issued under domestic and
international facilities due 2003 - 2005	600.0	800.0
5.3% - 9.2% unsecured domestic bank loans due 2003 - 2007	327.2	342.3
0.2% - 7.2% unsecured international bonds and notes
due 2002 - 2006	644.3	518.7
5.7% unsecured international loans due in 2004	18.1	26.7
Other	0.4
	1,590.0	1,697.7
Net value of currency swaps supporting foreign currency facilities	(37.2)	(46.1)
	1,552.8	1,651.6

* These liabilities are part of long-term committed facilities under which floating rate funding is made available, and under which the company has the right to draw or repay amounts at short term intervals at its discretion.

At balance date, all foreign currency borrowings were fully hedged and the CML Group had no secured liabilities. The CML Group's borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the Negative Pledge), and acceptance by investors of complementary Trust Deeds for public issues of bond and notes.

The Negative Pledge is the basis of an unsecured borrowing structure, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of secured liabilities to tangible assets at 40%. In addition, a pledge is given not to provide security over CML Group assets, in contravention of the terms of the Negative Pledge, without providing equivalent security to parties to the Negative Pledge. Similar ratio restrictions are included in Trust Deeds to provide a standard borrowing structure.

17. LONG TERM DEBT (continued)

Liabilities covered by the above mature as follows:

	July 28,	July 29,
	2002	2001
	A$M	A$M
2002/2003		167.1
2003/2004	466.4	458.8
2004/2005	396.3	526.3
2005/2006	537.1	412.5
2006/2007	106.1	69.1
2007/2008	83.7	83.7
2009/2010	0.4
	1,590.0	1,717.5

Long-term foreign currency loans included above consist of:

United States dollars	59.4	78.8
Japanese yen	600.5	423.5
Euro	2.5
Netherlands guilders		43.1
	662.4	545.4

Unused firmly committed long-term financing facilities of A$730.0 million (2001 A$1,030.0 million) were available at year end. All borrowings are generally subject to, or consistent with, terms and conditions of the Standard Coles Myer Negative pledge.

To limit its exposure to movements in foreign exchange rates the CML Group has entered into agreements to exchange Australian dollars and foreign currencies, predominantly the exchange of Australian dollars for United States dollars. At year end the total face value of contracts entered into was A$1,204.4 million (2001 A$1,048.7 million). Of these, A$625.3 million (2001 A$499.2 million) related to the principal exchanges under currency swaps for terms of up to 6 years, and A$579.1 million (2001 A$549.5 million) related to foreign currency contracts for terms of up to 1 year.
	July 28,	July 29,
	2002	2001
18. LONG TERM LOANS	A$M	A$M
Borrowings outstanding at the end of the financial year that were non-interest bearing:
Domestic bank loans		17.1
Other		2.7
		19.8

19. PROVISIONS (NON-CURRENT)

Provision for employee benefits	76.8	64.3
Provision for workers' compensation	91.5	59.3
Deferred income tax	249.5	219.5
Provision for New Zealand onerous contracts	36.0	45.8
	453.8	388.9

20. SHARE CAPITAL

Issued and paid up
Ordinary fully paid - 1,184,579,882 shares (2001 1,176,610,496)	1,351.7	1,293.1
Ordinary partly paid - 128,000 shares paid to A$0.01 (2001 152,000)	-	-
ReCAPS fully paid - 7,000,000 shares	680.6	680.6
	2,032.3	1,973.7

Changes in issued share capital during the year were:

  the issue of 8,167,708 (2001 13,645,143) ordinary shares under the Dividend Reinvestment Plan for A$60.0 million (2001 A$87.8 million);

  the conversion of 24,000 (2001 14,000) partly paid ordinary shares to fully paid ordinary shares, for A$NIL million (2001 A$NIL million);

  the on-market buy back of 222,322 (2001 1,374,718) shares for A$1.4 million (2001 A$8.6).

All issued capital, previously converted to stock units, reconverted to shares effective October 30, 1998.
	July 28,	July 29,
	2002	2001
	A$000	A$000
21. AUDITOR'S REMUNERATION

Amounts received or due and receivable by auditors for:
Audit	3,550	3,443

Other assurance services
Acquisitions/divestments	771	271
Sales certificates under leases	220	210
Accounting advice	264
Related party transaction review	120	145
Other	297	40
	1,672	666
Taxation advice	257	499
Total PricewaterhouseCoopers	5,479	4,608
PWC Consulting*
Systems implementation support	2,574	3,200
Support for GM&A and Shared Services reviews	2,725	2,213
Supply chain advice	148
Advice on technology platforms and systems	519	99
Change management advice	120
Other	216	144
Total PWC Consulting	6,302	5,656
	11,781	10,264

* The acquisition of PWC Consulting by IBM was completed on October 1, 2002. From this date CML's auditor PricewaterhouseCoopers and PWC Consulting were indepenent organizations.

22. RETIREMENT BENEFITS

The CML Group sponsors several retirement plans covering a substantial proportion of permanent employees, including both defined benefit and defined contribution plans. The CML Group's contribution to retirement plans for all company sponsored defined benefit plans as recognized in these consolidated financial statements under Australian GAAP was A$56.2 in 2002, A$40.6 million in 2001 and A$37.8 million in 2000.

The effect of the differences in accounting for retirement benefits under Australian GAAP and U.S. GAAP is reflected in Note 30.

a Defined benefit plans

Defined benefit plans, covering the majority of salaried employees and a relatively small proportion of hourly paid permanent employees, provide lump sum benefits on retirement that are based on the employee's compensation during defined periods within the three years before retirement, as well as lump sum death, disablement and resignation benefits. It is the CML Group's policy to contribute to the plans at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deeds. The assets of these plans are invested in government securities, equity shares, property and a variety of other securities as determined by professional investment managers appointed by the trustees.

Retirement benefit expense, actuarial assumptions, and the funded status of the defined benefit plans under Statement of Financial Accounting Standards No. 87 (SFAS 87) are as follows:
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Net periodic retirement benefit expense (Note a):
Service cost	61.7	66.2	55.8
Interest cost on projected benefit obligation	56.1	56.2	51.7
Actual return on assets	(66.4)	(62.1)	(132.6)
Net amortisation and deferral	(1.8)	(8.9)	63.9
	49.6	51.4	38.8

Discount rate	6.00%	6.00%	6.00%
Rate of increase in compensation levels	4.50%	5.00%	5.00%
Expected long-term rate of return on assets	7.00%	8.00%	8.00%
	July 28,	July 29,
	2002	2001
	A$M	A$M

Projected benefit obligation, beginning of year	996.8	890.9
Service cost	61.7	66.2
Interest cost	56.1	56.2
Contributions by plan participants	34.7	36.7
Actuarial (profits)/losses	(27.9)	55.7
Benefits paid	(157.1)	(108.9)
Projected benefit obligation, end of year	964.3	996.8

22. RETIREMENT BENEFITS (continued)
	July 28,	July 29,
	2002	2001
	A$M	A$M
Funded status of plans:
Plan assets at fair value, beginning of year	1,018.1	987.6
Actual return on plan assets	(72.0)	62.1
Contributions (employer and employee)	88.1	77.3
Benefits and expenses paid	(157.1)	(108.9)
Plan assets at fair value, end of year (Note b)	877.1	1,018.1
Projected benefit obligation	(964.3)	(996.8)
Projected (shortfall)/benefit obligation less than plan assets	(87.2)	21.3
Unrecognised prior service cost	0.2	1.3
Unrecognised net loss/(gain) from past experience different from that assumed (Note c)	6.5	(105.4)
Accrued pension cost (Note d)	(80.5)	(82.8)

Notes:

a As discussed above, the net periodic retirement benefit expense and accrued pension cost have not been recognized in these consolidated financial statements, which have been prepared under Australian GAAP and which record the expense for the year as the CML Group's contributions payable to the plans. The amount of the contributions payable is determined by the terms of the respective trust deeds. The effect on the CML Group's reported financial position and results of operations is reflected in Note 30.

b Plan assets include fully paid ordinary shares in the company of A$1.9 million (2001 A$3.5 million).

c These are gains or losses in the plans that are deferred and recognized over future periods under U.S. GAAP. They represent the cumulative gain from changes in the value of either plan assets or the projected benefit obligation resulting from actual experience being different from that assumed when performing SFAS 87 calculations.

d Accrued pension cost has been recorded in other non-current liabilities for the purposes of the U.S. GAAP reconciliation - refer Note 30.

b Defined contribution plans

The majority of employees are covered by various multi-employer industry and statutory retirement plans. The CML Group has contributed and charged to expense A$151.9 million (2001 A$153.1 million, 2000 A$140.1 million) for such plans. The CML Group does not have access to the financial statements of such plans. However, given they are defined contribution plans, the CML Group's share of the plans' assets is A$NIL and there are no unfunded liabilities.

23. EMPLOYEE SHARE AND OPTION PLANS

At the 1993 Annual General Meeting, shareholders approved the establishment of a general employee share plan, the Coles Myer Employee Share Plan ("the Plan"), and the Coles Myer Employee Share Plan Trust ("the Trust"). The Trust acquires Coles Myer Ltd. ordinary shares on the Australian Stock Exchange and then invited eligible employees to purchase them. At CML's discretion, employees who have worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months as a casual, are eligible to purchase shares on the following basis:

  Shares are purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust.

  Employees pay for the shares by applying dividends on the shares and making voluntary payments.

  No interest is charged on the outstanding purchase price.

  Employees who leave the CML Group within three years of acquiring shares under the Plan will generally forfeit their shareholding.

  A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee will depend on the employee's position and performance within the CML Group.

The following shares were on issue at balance date:
		No. of shares	Shares on issue		No. of employees
		issued per	July 28,	July 29,	July 28,	July 29,	Price
Issue	Type	employee	2002	2001	2002	2001	A$

May 6, 1994	G	200 to 2,500	12,301,050	13,900,750	19,726	21,961	4.93
Jun 15, 1995	P	50 to 2,000	375,350	419,950	1,846	2,130	4.78
Jan 12, 1996	P	50 to 2,500	442,930	507,315	2,058	2,355	4.54
Aug 14, 1996	P	100 to 1,100	354,530	402,030	978	1,117	4.61
			13,473,860	15,230,045

G = General issue P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust. The market price of CML ordinary shares at balance date was A$6.45 (2001 A$6.10).

At balance date, the Trust held 13,948,571 (2001 18,958,021) unallocated shares of which all were subject to options issued under the Coles Myer Executive Share Option Plan.

CML provides finance to the Trust to acquire shares. At balance date, a loan of A$105.8 million (2001 A$136.4 million) was provided to the Trust (refer Note 9).

CML has established an Executive Share Option Plan, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at CML's discretion. Each option is over one share. Options have no voting rights until exercised.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over issued shares at balance date and options over issued shares exercised during the period July 30, 2001 to July 28, 2002 are:
Issue date	Option exercise period	Exercise price A$	Hurdle conditions (see note)	No. of employees at balance date	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over issued shares at balance date
Oct 23, 1997	Oct 15, 1998 - Mar 19, 2002	6.68	1a	0	NIL	2,000,000	NIL	NIL
Oct 23, 1997	Oct 15, 1999 - Mar 19, 2002	6.68	1b	0	NIL	2,000,000	NIL	NIL
Oct 23, 1997	N/A	6.68	1c	0	NIL	NIL	2,000,000	NIL
Jul 23, 1999	Oct 30, 2000 - Oct 29, 2005	4.50	2	3	NIL	171,000	NIL	66,000
Jul 23, 1999	Oct 30, 2001 - Oct 29, 2006	4.50	2	3	NIL	285,000	NIL	66,000
Jul 23, 1999	Oct 30, 2002 - Oct 29, 2007	4.50	2	6	NIL	NIL	39,000	204,000
Nov 5, 1999	Nov 5, 2002 - Nov 5, 2006	8.25	3	123	NIL	NIL	425,000	1,086,000
May 3, 2000	Oct 30, 2001 - Oct 30, 2006	4.50	4	6	NIL	NIL	32,000	96,000
May 3, 2000	Oct 30, 2002 - Oct 30, 2007	4.50	4	6	NIL	NIL	16,000	96,000
May 3, 2000	Oct 30, 2003 - Oct 30, 2008	4.50	4	6	NIL	NIL	16,000	96,000
Jun 1, 2000	Jun 1, 2003 - Jun 1, 2007	6.46	5	152	NIL	NIL	1,024,000	3,636,000
Jun 27, 2000	Jan 1, 2002 - Jun 27, 2010	NIL	NIL	0	NIL	400,000	NIL	NIL
Jun 27, 2000	N/A	NIL	NIL	0	NIL	NIL	400,000	NIL
Nov 17, 2000	Nov 17, 2001 - Jul 27, 2006	7.28	NIL	1	NIL	NIL	NIL	1,600,000
Nov 17, 2000	Nov 17, 2002 - Jul 27, 2006	7.28	NIL	1	NIL	NIL	NIL	1,600,000
Nov 17, 2000	Jul 27, 2003 - Jul 27, 2006	7.28	NIL	1	NIL	NIL	NIL	800,000
Nov 17, 2000	Nov 17, 2001 - Jul 27, 2006	NIL	NIL	1	NIL	NIL	NIL	80,000
Nov 17, 2000	Nov 17, 2002 - Jun 27, 2006	NIL	NIL	1	NIL	NIL	NIL	80,000
Nov 17, 2000	Jul 27, 2003 - Jul 27, 2006	NIL	NIL	1	NIL	NIL	NIL	40,000
Aug 1, 2001	Jul 31, 2002 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2003 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2004 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2005 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Aug 1, 2001	Jul 31, 2006 - cessation employment + 1 year	6.21	NIL	1	500,000	NIL	NIL	500,000
Sep 3, 2001	Aug 31, 2002 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2003 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2004 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2005 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 3, 2001	Aug 31, 2006 - cessation employment + 1 year	6.28	NIL	1	300,000	NIL	NIL	300,000
Sep 4, 2001	Sep 9, 2002 - Sep 9, 2007	6.33	6a	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2003 - Sep 9, 2007	6.33	6b	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2004 - Sep 9, 2007	6.33	6c	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2005 - Sep 9, 2007	6.33	6d	1	500,000	NIL	NIL	500,000
Sep 4, 2001	Sep 9, 2006 - Sep 9, 2007	6.33	6e	1	500,000	NIL	NIL	500,000
Oct 5, 2001	May 1, 2002 - Apr 30, 2007	4.50	NIL	2	66,000	NIL	NIL	66,000
Oct 5, 2001	May 1, 2003 - Apr 30, 2008	4.50	NIL	2	66,000	NIL	NIL	66,000
Oct 5, 2001	May 1, 2004 - Apr 30, 2009	4.50	NIL	2	68,000	NIL	NIL	68,000
								16,246,000

The options are subject to tenure hurdles (as indicated by the commencement of the option exercise period) and where indicated, performance hurdles.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over unissued shares during the period July 30, 2001 to balance date:
Issue date	Option exercise period	Exercise price A$	Hurdle conditions (see note)	No. of employees at balance date	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over unissued shares at balance date
Mar 8, 2002	Oct *, 2003 - Dec *, 2006	7.66	7a	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2003 - Dec *, 2006	7.66	7	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2004 - Dec *, 2006	7.66	7	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2005 - Dec *, 2006	7.66	7	174	4,233,400	NIL	162,400	4,071,000
Mar 8, 2002	Oct *, 2006 - Dec *, 2006	7.66	7	174	4,233,000	NIL	162,400	4,071,000
Jun 5, 2002	Oct *, 2003 - Dec *, 2006	8.32	7a	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2003 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2004 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2005 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2006 - Dec *, 2006	8.32	7	1	86,000	NIL	NIL	86,000
Jun 5, 2002	Oct *, 2003 - Dec *, 2006	7.66	NIL	458	5,474,000	NIL	12,000	5,462,000
Jun 5, 2002	Oct *, 2004 - Dec *, 2006	7.66	NIL	458	2,737,000	NIL	6,000	2,731,000
Jun 5, 2002	Oct *, 2005 - Dec *, 2006	7.66	NIL	458	2,737,000	NIL	6,000	2,731,000
Jun 5, 2002	Oct *, 2006 - Dec *, 2006	7.66	NIL	458	2,737,000	NIL	6,000	2,731,000
Jun 26, 2002	Oct *, 2004 - Dec *, 2007	6.44	7b	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2004 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2005 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2006 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jun 26, 2002	Oct *, 2007 - Dec *, 2007	6.44	7	1	500,000	NIL	NIL	500,000
Jul 10, 2002	Mar *, 2004 - May *, 2007	8.26	7c	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2004 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2005 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2006 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2007 - May *, 2007	8.26	7	4	80,000	NIL	NIL	80,000
Jul 10, 2002	Mar *, 2004 - May *, 2007	8.26	NIL	11	132,000	NIL	NIL	132,000
Jul 10, 2002	Mar *, 2005 - May *, 2007	8.26	NIL	11	66,000	NIL	NIL	66,000
Jul 10, 2002	Mar *, 2006 - May *, 2007	8.26	NIL	11	66,000	NIL	NIL	66,000
Jul 10, 2002	Mar *, 2007 - May *, 2007	8.26	NIL	11	66,000	NIL	NIL	66,000
Total number of options over unissued shares at balance date								37,670,000

Legend:

* Exercise period is shown as the expected month only. The actual first exercise date is the day following the announcement of the results of the CML Group for the half-year end preceding the month shown. The actual last exercise date is 60 days after the announcement of the results of the CML Group for the half-year end preceding the month shown.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

  Total shareholder return ("TSR") must equal or exceed the increase in the fully paid ordinary shares in other industrial companies included in the ASX 100 Industrials Accumulation Index over the relevant period.

  a October 15, 1997 to October 15, 1998. This hurdle was met and thus the options are exercisable.

  b October 15, 1997 to October 15, 1999. This hurdle was met and thus the options are exercisable.

  c October 15, 1997 to October 15, 2001. This hurdle was originally to 15 October 2000, but was not met at that time. The directors exercised the discretion available under the Coles Myer Executive Share Option Plan to extend the hurdle period to October 15, 2001. However the tranche lapsed on cessation of Mr. Eck's employment.

  • Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001, and 2002; or

  • Total shareholder return over any one of the periods October 16, 1998 to October 15, 2000, October 15, 2001 or October 15, 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange ("ASX").

  The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable subject to the tenure hurdle.

  TSR over any one of the periods March 1, 1999 to February 28, 2002, February 28, 2003, or February 29, 2004 must equal or exceed the median return over the same period of a set list of 100 industrial companies listed on the ASX.

  • Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2001, 2002, and 2003; or

  • Total shareholder return over any one of the periods October 16, 1999 to October 15, 2001, October 15, 2002 or October 15, 2003 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

  TSR over any one of the periods March 1, 2000 to February 28, 2003, February 29, 2004, or February 28, 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

  • TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or

• Earnings per share growth expressed as a compound annual growth rate ("EPSG") must equal or exceeds 12.5% over the relevant period.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

The relevant periods are:

    September 30, 2001 - July 28, 2002

    Financial year 2003

    Financial year 2004

    Financial year 2005

    Financial year 2006

The options will progressively vest according to the level of TSR or EPSG achieved each year. Median TSR or minimum required EPSG (12.5% p.a. compound) will deliver 250,000 options up to 65th percentile TSR or upper range EPSG (15% p.a. compound) which will deliver 500,000 options. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

  The performance hurdles applying to the options are equivalent to those shown in note 6 above except that the relevant periods are the 12 month periods ending on the half-year end preceding the first exercise date for each series (except as noted above).

a The relevant period is the year ended July 28, 2002.

b The relevant period is the year ending July 27, 2003.

c The relevant period is the 12 month period ending January 26, 2003.

The directors have a discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

Source of Shares

All options over issued shares have been issued over shares held by the Trust. To the extent, if any, that there are insufficient shares held by the Trust at the time options are exercised, the Company will issue new shares unless the Company procures a third party to provide the necessary shares.

23. EMPLOYEE SHARE AND OPTION PLANS (continued)

Executive Director and Top Five Officers During Period - Options held at October 3, 2002
Options outstanding
Name and Position	at October 3, 2002

John Fletcher
Managing Director and Chief Executive Officer Options issued September 4, 2001	2,500,000

Hani Zayadi
Managing Director - Kmart Options issued August 1, 2001	2,500,000

Warren Flick
Chief Operating Officer, General Merchandise and Apparel Options issued November 17, 2000	4,120,000

Larry Davis
Managing Director - Target Options issued September 3, 2001	1,500,000

Dawn Robertson
Managing Director - Myer Grace Bros Options issued June 26, 2002	2,500,000

Alan Williams
Chief Operating Officer - Food, Liquor and Logistics Options issued July 23, 1999 - March 8, 2002	1,064,000

Refer above for terms of issue.

Movement in options from balance date to October 3, 2002:
Issue date	Option exercise period	Exercise price A$	Type	No. of options lapsed during period	No. of options exercised during period	No. of options outstanding at October 3, 2002
November 5, 1999	November 5, 2002 - November 5, 2006	8.25	I	32,000		1,054,000
June 1, 2000	June 1, 2003 - June 1, 2007	6.46	I	134,000		3,502,000
November 17, 2000	November 17, 2001 - July 27, 2006	NIL	I	NIL	80,000	NIL
March 8, 2002	October *, 2003 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2003 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2004 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2005 - December *, 2006	7.66	U	114,600		3,956,400
March 8, 2002	October *, 2006 - December *, 2006	7.66	U	114,600		3,956,400
June 5, 2002	October *, 2003 - December *, 2006	7.66	U	125,200		5,336,800
June 5, 2002	October *, 2004 - December *, 2006	7.66	U	62,600		2,668,400
June 5, 2002	October *, 2005 - December *, 2006	7.66	U	62,600		2,668,400
June 5, 2002	October *, 2006 - December *, 2006	7.66	U	62,600		2,668,400

Legend:

I Options over issued shares

U Options over unissued shares

* Exercise period is shown as the expected month only. The actual first exercise date is the day following the announcement of the results of the CML Group for the half-year preceding the month shown. The actual last exercise date is 60 days after the announcement of the results of the CML Group for the half-year end preceding the month shown.

	July 28,	July 29,
	2002	2001
	A$M	A$M
24. COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

Contracted capital expenditure commitments not provided for in these financial statements, which principally relate to building and fixture contracts for new stores and shopping centers are as follows:

Not later than one year	170.3	206.9
Later than one year but not later than five years		17.9
	170.3	224.8

Lease commitments

The CML Group leases both property and equipment under operating leases. Future minimum lease obligations are detailed below.
	July 28,	July 29,
	2002	2001
	A$M	A$M
Operating leases:

Due not later than one year	779.8	768.6
Due later than one year and not later than five years	2,882.9	2,781.9
Due later than five years	4,549.5	4,645.8
Total future minimum lease obligations	8,212.2	8,196.3

	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M

Base rental incurred	799.4	744.7	712.8
Percentage rental incurred	86.1	83.0	94.8
Rental received	37.8	31.7	35.0

The CML Group conducts the majority of its operations from leased premises. The leases are classified as operating leases. At the end of the initial term of most of the leases the Company can renew the arrangements for 5 to 10 year periods. The majority of lease payments for leased stores are based on a minimum rental plus a percentage of each store's sales in excess of stipulated amounts. Management expects, that in the normal course of business, leases will be renewed or replaced by other leases.

24. COMMITMENTS AND CONTINGENT LIABILITIES (continued)
	July 28,	July 29,
	2002	2001
Contingent liabilities	A$M	A$M

Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorised as arising from:

Guarantees

Trading guarantees	245.7	167.9

Coles Myer Ltd. has guaranteed the obligations of Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd., both of which are controlled entities.

Coles Myer Ltd. has guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission class order, thereby eliminating the need to prepare statutory financial statements for those entities.

Other

Coles Myer Ltd. has entered into risk sharing arrangements under which contingent payments may arise.

Coles Myer Ltd. has entered into an agreement with Coles Myer Employee Share Plan Trust to provide funds for the purchase of Coles Myer Ltd. shares, allot new shares in Coles Myer Ltd. and make contributions to ensure the solvency of the Trust. Refer Note 23.

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal actions would not have a material adverse effect on the consolidated financial statements.

25. SEGMENT INFORMATION

Under Australian GAAP, the CML Group is considered to operate predominantly within the retailing industry and predominantly in Australia.

Industry Segments
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Revenue
Sales to external customers
Food and Liquor	15,892.4	14,468.2	14,220.4
General Merchandise and Apparel	9,517.3	9,039.3	9,752.1
Emerging businesses	279.0	272.1	187.4
	25,688.7	23,779.6	24,159.9
Intersegment sales (eliminated on consolidation)
Food and Liquor		0.4	0.6
General Merchandise and Apparel	0.8	0.9	1.2
Emerging businesses	25.9	19.8	8.1
	26.7	21.1	9.9
Total sales
Food and Liquor	15,892.4	14,468.6	14,221.0
General Merchandise and Apparel	9,518.1	9,040.2	9,753.3
Emerging businesses	304.9	291.9	195.5
	25,715.4	23,800.7	24,169.8
Other revenue
Food and Liquor	656.5	453.6	339.7
General Merchandise and Apparel	312.7	302.2	432.4
Emerging businesses	25.3	24.1	12.9
Property and Unallocated	26.8	242.2	112.4
	1,021.3	1,022.1	897.4
Total segment revenue*
Food and Liquor	16,548.9	14,922.2	14,560.7
General Merchandise and Apparel	9,830.8	9,342.4	10,185.7
Emerging businesses	330.2	316.0	208.4
Property and Unallocated	26.8	242.2	112.4
	26,736.7	24,822.8	25,067.2
Income (loss) from operations**
Food and Liquor	558.6	522.1	410.3
General Merchandise and Apparel	95.1	(119.3)	180.0
Emerging businesses	(14.3)	(48.7)	(13.6)
Property and Unallocated	(54.7)	(16.4)	(12.7)
	584.7	337.7	564.0
Loss on sale of plant and equipment	(27.0)	(20.8)	(33.7)
Net borrowing costs	(75.5)	(108.7)	(115.8)
Profit before tax	482.2	208.2	414.5
Income tax expense	(137.2)	(68.0)	(136.2)
Net profit	345.0	140.2	278.3

* Total segment revenue excludes interest income and includes intersegment sales.

** Income (loss) from operations is calculated as profit before interest and tax, and loss on sale of plant and equipment.

25. SEGMENT INFORMATION (continued)
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Segment assets
Food and Liquor	3,212.4	3,088.0	2,944.5
General Merchandise and Apparel	3,129.1	3,364.6	3,628.2
Emerging businesses	61.7	94.9	98.3
Property and Unallocated	1,652.4	1,503.6	1,255.7
	8,055.6	8,051.1	7,926.7
Tax assets	265.0	266.7	260.3
Total assets	8,320.6	8,317.8	8,187.0

Segment liabilities
Food and Liquor	(1,507.3)	(1,410.7)	(1,364.1)
General Merchandise and Apparel	(1,095.4)	(962.4)	(1,073.7)
Emerging businesses	(53.8)	(59.5)	(38.9)
Property and Unallocated	(2,075.8)	(2,379.4)	(2,568.0)
	(4,732.3)	(4,812.0)	(5,044.7)
Tax liabilities	(249.5)	(219.5)	(313.4)
Total liabilities	(4,981.8)	(5,031.5)	(5,358.1)

Acquisitions of property, plant and equipment, intangibles and other non-current segment assets
Food and Liquor	402.0	344.4	334.8
General Merchandise and Apparel	124.6	195.0	263.3
Emerging businesses	6.0	13.2	2.3
Property and Unallocated	84.5	148.4	107.2
	617.1	701.0	707.6

Depreciation and amortisation expense
Food and Liquor	251.1	229.6	210.4
General Merchandise and Apparel	187.5	196.4	204.9
Emerging businesses	5.3	4.6	7.9
Property and Unallocated	49.5	51.7	47.2
	493.4	482.3	470.4
Other non-cash expenses
Food and Liquor	15.4	5.8	54.7
General Merchandise and Apparel	2.7	29.7	91.8
Emerging businesses	(5.3)	5.9	5.3
Property and Unallocated	45.0	5.1	23.3
	57.8	46.5	175.1

25. SEGMENT INFORMATION (continued)

Geographic regions
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Sales to external customers
Australia	25,565.3	23,660.3	24,009.0
New Zealand	123.4	119.3	150.9
	25,688.7	23,779.6	24,159.9
Assets
Australia	8,196.3	8,193.6	8,103.4
New Zealand	82.8	88.4	49.9
Other *	41.5	35.8	33.7
	8,320.6	8,317.8	8,187.0
Acquisition of non-current assets
Australia	616.9	699.6	707.4
New Zealand	0.1	0.2	0.2
Other *	0.1	1.2
	617.1	701.0	707.6

* Other geographic regions consist of various legal entities principally in China, Taiwan and Singapore.

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food & Liquor - Retail of grocery and liquor items.

General Merchandize & Apparel - Retail of apparel, general merchandize and stationery items.

Emerging businesses - E-commerce trading for internal and external customers.

Property and Unallocated - Management of the CML property portfolio and other unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group's business segments operate geographically as follows:

Australia - The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.

New Zealand - The CML Group has some General Merchandise & Apparel retail operations, supplying basically the same ranges of goods as the corresponding businesses in Australia. These operations are predominantly based in the North Island.

Asia - Non-trading branch offices located in Hong Kong, Shanghai and Taiwan

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm's length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segments disclosures relating to these investments have not been included as they are not considered to be material.

26. RELATED PARTY INFORMATION

Directors and director-related entities

The following persons held office as a director of CML during the year ended July 28, 2002:

Mr S.D.M. Wallis	Mr D.K. Eck	Mr R.H. Allert
Mr R.M. Charlton	Mr W.P. Gurry	Mr J.E. Fletcher
Mr I.D. Johnston	Mr M.M. Leibler	Mr S. Lew
Ms H.A. Lynch	Mr M.K. Myer	Ms P.E. Akopiantz

Mr D.K. Eck retired as Managing Director and Chief Executive Officer (CEO) on September 9, 2001. Mr J.E. Fletcher was appointed Managing Director and CEO on September 10, 2001. Mr I.D. Johnston retired as a non-executive director on October 11, 2001. Ms P.E. Akopiantz was appointed non-executive director on October 11, 2001. Mr B.A. Hogan retired as a non-executive director on December 6, 2000. Messrs W.P. Gurry and I.D. Johnston were appointed non-executive directors on February 1, 2001.

During the 2000 financial year, the Hon N.F. Greiner resigned as a non-executive director on February 11, 2000.

Transactions between the CML Group and directors of CML and their director-related entities

The CML Group has a comprehensive statement of Corporate Governance principles. This statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

  Directors must advise the company of all director-related entities.

  Where there are total transactions between the CML Group and a director's related entities exceeding A$1 million in any month, then the director must supply CML with details of these transactions.

  The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/Governance Committee prior to committing the CML Group:

- Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed A$5 million in any one year,

- All agreements to lease and/or leases of property, and

- All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

  In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML's external auditors.

  All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

  RELATED PARTY INFORMATION (continued)

The review of transactions relating to Mr S. Lew's director-related entities included the review of:

  buying and contracting practices,

  comparability of terms and conditions, and where possible, competitive price information, and realised profit margins on goods purchased from director-related entities compared with the margins realised on comparable goods from other suppliers.

In addition, CML's external auditors have conducted reviews of the records of Mr S. Lew's major director-related entities to obtain further assurance as to the arm's length nature of the dealings between those entities and the CML Group.

Good Faith Protection and Access Deed

On September 4, 2001 Mr J.E. Fletcher and on October 11, 2001 Ms P.E. Akopiantz entered into Good Faith Protection and Access Deeds with CML. The deeds are designed to give directors the appropriate protection permitted under the Corporations Act 2001 for claims made against them in their capacity as directors.

During the 2001 financial year Messrs W.P. Gurry and I.D. Johnston entered into Good Faith Protection and Access Deeds with CML on March 2, 2001.

Nature of terms and conditions: Each agreement was in accordance with the terms and conditions approved at the Annual General Meeting held on November 18, 1999.

During the 2000 financial year, Ms H.A. Lynch and Messrs R.H. Allert, R.M. Charlton, D.K. Eck, B.A. Hogan, N.F. Greiner, M.M. Leibler, S. Lew, M.K. Myer and S.D.M. Wallis entered into Good Faith Protection and Access Deeds with CML on November 18, 1999.

Nature of terms and conditions: Each agreement was in accordance with the terms and conditions approved at the Annual General Meeting held on November 18, 1999.

Retirement Agreement

CML has an agreement with its non-executive directors for the provision of an allowance to be paid to each director on his or her retirement or death. Ms P.E. Akopiantz was appointed as a director on October 11, 2001 and entered into this agreement with CML on February 5, 2002.

During the 2001 financial year, Messrs W.P. Gurry and I.D. Johnston were appointed directors on February 1, 2001 and entered into this agreement with CML on March 2, 2001.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on November 21, 1989. The maximum benefit payable is, in effect 4.8 times the average total remuneration paid or payable in the three years immediately preceding retirement or death.

  RELATED PARTY INFORMATION (continued)

Ms. P.E. Akopiantz

The director-related entity of Ms P.E. Akopiantz, which had transactions with the CML Group during the year, was Haven Licensing Pty Ltd. Ms P.E. Akopiantz has no financial interest in the director-related entity.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Promotional services provided to the CML Group by Haven Licensing Pty Ltd. in the normal day-to-day conduct of its business A$50,000.

Nature of terms and conditions: Payment subject to normal commercial arrangements.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$NIL.

Mr. S. Lew

The director-related entities of Mr. S. Lew which had transactions with the CML Group during the period were Voyager Distributing Co. Pty. Ltd., Simon de Winter Pty. Ltd., Anthea Crawford (Australia) Pty. Ltd., Playcorp Pty Ltd., Witchery Fashions Pty. Ltd., Sunday's Jump Pty Ltd., Nine West Australia Pty. Ltd., FC Australia Pty. Ltd., Great Southern Pie Company Pty. Ltd., and La Mirada Properties Pty Ltd.

Mr. S. Lew's family has financial interests in these companies, or in trusts of which these companies are trustees or which have financial interests in these companies.

Types of transactions between these director-related entities and the Company during the period noted above were:

  Goods purchased for resale by the Company in the normal day-to-day conduct of its business A$71,863,386 (2001 A$63,080,521; 2000 A$75,898,344).

Nature of terms and conditions: Payment terms of between 7 and 90 days after invoice subject to discounts and rebates depending on date of payment, volume of purchases and prevailing promotional programs.

  Commission received by the Company on concession sales in the normal day-to-day conduct of its business A$1,199,729 (2001 A$1,100,044; 2000 A$567,393).

Nature of terms and conditions: Amounts deducted from monthly remittances of concession sales. During the 2000 financial year the terms of trading with Anthea Crawford (Australia) Pty. Ltd. were changed from purchasing merchandise for resale by the CML Group to a basis where the CML Group receives a commission on the sales of merchandise sold within CML Group stores.

  Leasing property to Witchery Fashions Pty. Ltd., FC Australia Pty. Ltd. and Nine West Australia Pty. Ltd. by the CML Group in the normal day-to-day conduct of its business A$1,743,655 (2001 A$1,685,871; 2000 $A1,614,864) net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid monthly in advance, and in some instances, as is usual market practice, including rents based on a percentage of sales over threshold amounts.

  RELATED PARTY INFORMATION (continued)

  Leasing property by La Mirada Properties Pty. Ltd., to the CML Group in the normal day-to-day conduct of its business A$572,000 (2001 A$528,000; 2000 A$486,644) net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly, and as is usual market practice, including rents based on a percentage of sales over threshold amounts.

  Balance of amounts payable to the director-related entities by the CML Group at July 28, 2002, A$5,236,469 (2001 A$3,957,111; 2000 A$5,664,746).

Mr. S.D.M. Wallis

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business until Mr Wallis resigned as a director of Pineapplehead Ltd. on June 25, 2002, A$311,651 (2001 A$426,692; 2000 A$291,436).

Nature of terms and conditions: Payment terms monthly subject to normal discounts.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$2,630 (2001 A$21,543; 2000 A$17,469).

Some directors of CML are also directors of public companies which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1017 Related Party Disclosures.

  RELATED PARTY INFORMATION (continued)

Share and share option transactions with directors and their director-related entities

The aggregate number of CML shares issued to directors of CML and their director-related entities during the year ended July 28, 2002 was 1,129 (2001 2,573; 2000 2,148) ordinary shares and NIL (2001 22,873; 2000 NIL) reset convertible preference shares.

The terms and conditions on which the shares were issued were no more favourable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities.

The aggregate number of CML shares, rights and share options held by directors of CML and their director-related entities at balance date was 106,530,088 (2001 112,188,993; 2000: 130,338,752) ordinary shares, NIL (2001 800,000; 2000 1,000,000) rights and 2,500,000 (2001 6,000,000; 2000 6,000,000) options over ordinary class shares.

During the 2000 financial year, Mr. D.K. Eck was issued 1,000,000 rights under the terms of a special resolution passed at the November 18, 1999 Annual General Meeting.

Directors and their director-related entities received normal dividends.

Transactions between the CML Group and directors of controlled entities and their director-related entities

The following information relates to directors of controlled entities.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm's length basis.

Mr. R.A. Falvey

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the period, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Legal services provided to the CML Group in the normal day-to-day conduct of its business A$35,105 (2001 A$126,812; 2000 A$80,156), inclusive of reimbursement of external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$NIL (2001 A$NIL; 2000 A$NIL).

  RELATED PARTY INFORMATION (continued)

Mr. J.D. Wood

The director-related entity of Mr J.D. Wood had transactions with the CML Group during the period was Quids Technology Pty Ltd. Mr J.D. Wood in his capacity as a CML executive, is a director of Quids Technology Pty Ltd. Mr J.D. Wood has no financial interest in Quids Technology Pty Ltd.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

  Software development for the CML Group in the normal day-to-day conduct of its business A$579,574 (2001 A$285,616).

Nature of terms and conditions: Payment terms net 7 and 30 days after invoice.

  Balance of amounts payable to the director-related entity by the CML Group at July 28, 2002 A$NIL (2001 A$17,552).

Mr R. Taylor

In relation to the 2001 financial year, the director-related entity of Mr R. Taylor which had transactions with the CML Group during the year until December 15, 2000, the date of his resignation from the company, was Hanson & Taylor Properties Pty. Ltd. Mr R. Taylor has a financial interest in the entity.

The type of transaction between the direct-related entity and the CML Group was:

Leasing property to the CML Group in the normal day-to-day conduct of its business in 2001 A$131,208 (2000 A$351,163).

Nature of terms and conditions: Rents based on market rates paid monthly in advance.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date 2001 A$NIL (2000 A$NIL).

Directors' remuneration

Directors' remuneration is disclosed in Note 27.

Other

In addition to the above, transactions with directors of CML or directors of its controlled entities and with their director-related entities entered into during the period include transactions which:

  occurred within a normal employee, customer or supplier relationship;

  were on arm's length terms and conditions that were, therefore, no more favorable than those which it is reasonable to expect the CML Group would have adopted if dealing with the directors or director-related entities at arm's length in the same circumstances;

  did not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report or the discharge of accountability by the directors if disclosed in the financial report only by general description; and

  were trivial or domestic in nature.

Such transactions included those whereby directors and their director-related entities made minor retail purchases from the CML Group's retail outlets either on normal commercial terms, or at executive discount rates.

  RELATED PARTY INFORMATION (continued)

Transactions with entities in the wholly owned group

Coles Myer Ltd. is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on commercial terms and conditions.

Details of ownership interests in controlled entities is disclosed in Note 32.

Transactions with other related parties

The aggregate amounts brought to account during the period noted above in respect of the following types of transactions and each class of related party involved were:

  Lease rentals paid to associated entities by the CML Group A$3,557,456 (2001 A$3,543,889; 2000 A$3,471,381) on normal commercial terms and conditions. Balance of amounts payable by the CML Group at July 28, 2002 A$NIL (2001 A$86,206; 2000 A$NIL).

  Distributions received and receivable by the CML Group from associated entities A$5,641,590 (2001 A$5,314,674; 2000 A$5,300,668) in accordance with Trust Deed and partnership agreements.

  CML Group's participation with an associated entity in a customer loyalty program A$29,302,127 (2001 A$27,294,568, 2000 A$28,617,943) in accordance with a service agreement. Balance of amounts payable by the CML Group at July 28, 2002 A$1,209,520 (2001 A$25,865,981, 2000 A$24,969,267).

  The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$22,500,020 (2001 A$21,007,000, 2000 A$19,000,000). Balance of amounts receivable from an associated entity by the CML Group at July 28, 2002 A$NIL (2001 A$NIL, 2000 A$NIL).

Details of associated entities are disclosed in Notes 10 and 32.

27. DIRECTORS' AND EXECUTIVES' REMUNERATION
	July 28,	July 29,
	2002	2001
	A$'000	A$'000
Income paid or payable, or otherwise made available to directors of:
CML	10,855	6,031
Controlled entities	1,154	2,416
	12,009	8,447

	CML Directors
	2002	2001
A$000 - A$000	Number	Number
50 - 60		2
80 - 90	*1
90 - 100	1
100 - 110	1	1
110 - 120	4	4
120 - 130	1	1
130 - 140	1
310 - 320		1
320 - 330	1
340 - 350		*1
2,170 - 2,180	1
4,580 - 4,590		1
7,340 - 7,350	*+1
	12	11

* Band includes amounts paid in respect of retirement of one or more directors.

+ Band includes a payment of $1,880,440 to the CML Employee Share Plan due to the exercise of 400,000 performance rights in 2002.

Remuneration includes retirement benefits, of non-executive directors who have entered into retirement agreements with CML, in the year in which they are paid.

That part of an executive's salary that relates to the period during which the executive was a director is included in remuneration above.

In April 1996 a consultancy arrangement was entered into with Mr Eck prior to him becoming CEO/Managing Director. This agreement provided, in part, that if Mr Eck's employment services were renewed through to September 30, 2000, upon his termination, Mr Eck was then to provide consultancy services to Coles Myer Ltd. for a period of 5 years at a rate of US$600,000 per annum after this date. Subsequent amendments were made to this agreement, however, the obligations in respect to both the rate and the period of consultancy continued. This consultancy fee is not included in either directors' or executives' remuneration.

27. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONT)
	July 28,	July 29,
	2002	2001
	A$'000	A$'000

Income received or due and receivable by executive officers, including executive directors, whose income equals or exceeds A$100,000	69,864	50,763

	CML Group Executives			CML Group Executives
	2002	2001		2002	2001
A$000 - A$000	Number	Number	A$000 - A$000	Number	Number
100 - 110	*1	1	450 - 460		1
110 - 120	*6		460 - 470	*4
120 - 130	1	1	480 - 490	*1	1
130 - 140	3	1	490 - 500	1	1
140 - 150	1	2	500 - 510		1
150 - 160	1	9	520 - 530	1
160 - 170	1	*8	530 - 540	1
170 - 180	2	*11	560 - 570	2
180 - 190	4	*9	590 - 600	*1
190 - 200	*9	11	600 - 610		1
200 - 210	*11	*15	610 - 620	1
210 - 220	*7	*15	620 - 630	*1	1
220 - 230	9	7	630 - 640	*1
230 - 240	*7	8	640 - 650		1
240 - 250	8	4	710 - 720		1
250 - 260	*8	*6	730 - 740	1
260 - 270	5	8	740 - 750	1
270 - 280	8	1	800 - 810		1
280 - 290	7	*8	910 - 920	1
290 - 300	*3	*5	970 - 980	*1
300 - 310	3	1	1,190 - 1,200	1
310 - 320	*7	5	1,250 - 1,260	1
320 - 330	4	2	1,360 - 1,370	1
330 - 340	1	*4	1,420 - 1,430		*1
340 - 350	2		1,460 - 1,470	1
350 - 360	3	*1	1,590 - 1,600		*1
360 - 370	*2		1,610 - 1,620	1
370 - 380	*5	*1	1,740 - 1,750	*1
380 - 390	*1		2,080 - 2,090	1
390 - 400	*1	1	2,170 - 2,180	1
400 - 410	1	1	2,340 - 2,350		1
410 - 420	3	2	2,540 - 2,550	1
420 - 430	*2	1	4,580 - 4,590		1
430 - 440	*3	1	7,340 - 7,350	*+1
440 - 450		2		168	165

* The band includes amounts paid in respect of retirement or termination of one or more executives.

+ Band includes a payment of A$1,880,440 to the CML Employee Share Plan due to the expense of 400,000 performance rights in 2002.

27. DIRECTORS' AND EXECUTIVES' REMUNERATION (CONT.)

An executive is defined as a person responsible for strategy and policy in the CML Group including key operational management in the businesses as well as persons who are directors of controlled entities.

Remuneration includes accrued bonuses of A$9,734,330 (2001 A$3,007,342).

Bonuses are calculated on a combination of financial results based on CML Group and Brand performance and non-financial results relating to succession planning and occupational health and safety.

In February 2002, the company reissued employment contracts to its senior executives and senior management population. This resulted in all these executives now being employed by Coles Myer Ltd.

Options issued to executives under the Coles Myer Executive Share Option Plan are deemed to have no remuneration value unless they result in a cost being incurred by either the CML Group or CML. For details of options refer note 23.

Indemnity of Officers

Article 70 of CML's Constitution obliges CML to indemnity, to the full extent the law permits, each person to whom the articles applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case. The directors have not decided that the article applies to any other officer. The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before April 15, 1994. The article does not confer rights on a person who ceased to be a director or secretary before November 20, 1997. CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following approval to do so at the November 18, 1999 Annual General Meeting. During the period July 30, 2001 to the date of this report no amounts have been paid relating to the indemnity granted under Article 70 or the Deed.

28. FINANCIAL INSTRUMENTS DISCLOSURE

The CML Group uses a combination of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses all of the derivative classes detailed below, that is, interest rate swaps, options, forward rate agreements and futures. Exposures arising from merchandise imports of the CML Group are managed by the use of currency options.

At July 28, 2002 all derivative financial instruments held by the CML Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not an exposure for the CML Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The CML Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to substantially eliminate credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the CML Group to grant or to seek collateral when entering into derivative transactions.

Details of financial instrument agreements outstanding at balance date are as follows:

Derivatives are primarily used by the CML Group as a means of hedging interest rate and exchange rate risk and their terms and conditions are set out below. They are generally separated into three classes:

a Swaps

Interest rate swap transactions undertaken by the CML Group generally involve the exchange of fixed and floating interest payment obligations, based on a notional principal amount. A cross currency swap is an agreement to exchange one currency for another and to re-exchange the currencies at the maturity of the swap, using the same exchange rate, with the exchange of interest payments throughout the swap period.

Under the interest rate swaps and cross currency swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At July 28, 2002 the fixed interest rates vary from 0.2% to 8.3%. The terms and notional principal amounts of the CML Group's outstanding contracts at balance date are:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	%	%	A$M	A$M
Less than one year	5.72	5.62	825.1	467.7
One to two years	5.40	6.26	587.4	344.4
Two to three years	5.61	5.43	500.0	530.9
Three to four years	2.39	5.59	462.5	500.0
Four to five years	5.72	1.57	37.5	367.4
Five years or more	7.37	7.37	40.0	40.0
			2,452.5	2,250.4

28. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

b Futures and Forward Contracts

Interest Rate Futures

Futures contracts and forward rate agreements undertaken by the CML Group are for delayed delivery of cash or financial instruments in which the seller agrees to settle at a specified price or yield. The terms and notional amounts of the CML Group's outstanding contracts at balance date are:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	%	%	A$M	A$M
Less than three months	5.00	4.84	50.0	350.0
3 to 12 months		4.55		100.0
			50.0	450.0

Currency Contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a pre-determined exchange rate to hedge its foreign currency assets and borrowings. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group's major outstanding contracts at balance date were:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	currency/A$	currency/A$	A$M	A$M
United States dollars
Less than 3 months	0.55	0.52	40.3	41.8
3 to 12 months	0.55	0.57	1.0	2.0
			41.3	43.8
New Zealand dollars
Less than 3 months	1.22	1.23	(488.0)	(460.5)
3 to 12 months	1.22	1.24	(46.6)	(43.3)
			(534.6)	(503.8)

Hong Kong dollars
Less than 3 months	4.42	3.97	2.1	1.3
			2.1	1.3
Euro
Less than 3 months	0.55	0.58	1.1	0.1
			1.1	0.1
			(490.1)	(458.6)

The Coles Myer Group has hedged its investment in its New Zealand Dollar denominated operations.

c Options

Options are contracts that grant the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price and within a specified period. Interest rate caps and floors are option contracts. They require the seller to pay the purchaser at specified future dates, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, based on a notional principle. The CML Group regularly uses foreign currency options to hedge amounts payable in respect of foreign currency purchases of goods and services.

28. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group's major outstanding foreign currency option contracts at balance date were:
	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	currency/A$	currency/A$	A$M	A$M
United States dollars
Less than 3 months	0.55	0.52	113.8	92.4
3 to 12 months	0.55	0.50	10.9	14.7
			124.7	107.1
Euro
Less than 3 months	0.60	0.60	1.2	0.8

Hong Kong dollars
Less than 3 months	4.29	4.10	0.2	0.8
			126.1	108.7

	Average rate
	July 28,	July 29,	July 28,	July 29,
	2002	2001	2002	2001
	%	%	A$M	A$M
Options purchased:
Less than 3 months		6.50		100.0
3 to 12 months		7.00		100.0
Options sold:
Less than 3 months		5.00		100.0
3 to 12 months		5.88		100.0

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options was immaterial as at July 28, 2002 (2001: immaterial).

Interest rate risk

The CML Group's exposure to interest rate risk and the effective interest rates on financial instruments at balance date were:

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Over 5 years A$M	Non interest bearing A$M	Total A$M
At July 28, 2002
Assets
Cash and deposits	4.81	866.0					866.0
Customer receivables						297.9	297.9
Employee Share Plan	2.34	105.8					105.8
Listed securities	6.79	2.0	8.2	5.1			15.3
Interests in unit trusts and partnerships						93.9	93.9
Total financial assets		973.8	8.2	5.1		391.8	1,378.9

28. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Over 5 years A$M	Non interest bearing A$M	Total A$M
At July 28, 2002
Liabilities
Trade creditors and accrued liabilities						2,270.7	2,270.7
Proposed dividend						149.7	149.7
Other loans	7.01	200.0	15.3	93.5	34.1	-	342.9
Medium term notes - domestic	6.64			600.0			600.0
Medium term notes - international	1.21	147.2	81.2	415.9			644.3
Other international loans	5.70		8.8	9.3			18.1
Interest rate swaps	4.86	47.2	450.0	(537.2)	40.0
Cross currency swaps	5.51	140.9	(81.2)	(96.9)			(37.2)
Employee benefits						495.8	495.8
Total financial liabilities		535.3	474.1	484.6	74.1	2,916.2	4,484.3

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Over 5 years A$M	Non interest bearing A$M	Total A$M
At July 29, 2001
Assets
Cash and deposits	5.02	573.0				38.0	611.0
Customer receivables						404.7	404.7
Employee Share Plan	1.55	136.4					136.4
Listed securities	6.59		5.3	10.7	1.7		17.7
Interests in unit trusts and partnerships						90.5	90.5
Total financial assets		709.4	5.3	10.7	1.7	533.2	1,260.3

At July 29, 2001
Liabilities
Trade creditors and accrued liabilities						2,164.0	2,164.0
Proposed dividend						148.8	148.8
Other loans	7.02	200.0	12.5	79.6	62.8	135.0	489.9
Commercial paper - domestic	5.11	10.0					10.0
Medium term notes - domestic	6.40		200.0	600.0			800.0
Medium term notes - international	2.29	55.0		463.7			518.7
Other international loans	5.70		8.4	18.3			26.7
Interest rate swaps	4.89	351.2	(100.0)	(291.2)	40.0
Cross currency swaps	5.56	103.0		(149.1)			(46.1)
Employee benefits						479.6	479.6
Total financial liabilities		719.2	120.9	721.3	102.8	2,927.4	4,591.6

29. DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair value of each class of financial instrument at July 28, 2002 for which it is practicable to estimate that value in accordance with FAS 107 "Disclosures about Fair Value of Financial Instruments":

Cash and short term deposits and bank overdrafts

The carrying amount approximates fair value due to the short maturity of these instruments.

Receivables (non-current)

The carrying amount approximates fair value.

Investments

The fair values of listed investments were based on quoted market prices. The fair values of other investments were determined based on the underlying net asset position of each investment.

Short term loans

The carrying amount approximates fair value.

Long-term debt

The fair value of the CML Group's long-term debt has been based on current interest rates offered for similar maturity and types of borrowing arrangements.

The fair value of cross currency interest rate swap agreements, futures contracts and forward rate agreements, interest rate swap agreements, forward contracts and options has been based on the present value of similar instruments, taking into account current interest rates and the current credit worthiness of the counterparties.

The Employee Share Plan loan and the associated loan which supports it has intrinsic value to the value to the CML Group. It is not appropriate to incorporate the value of this loan in the calculation of the net fair value of financial instruments. Net fair values of government and semi-government stocks and bonds are included in note 10.

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group's exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts is represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML' Group's financial instruments.

The estimated fair values of the CML Group's financial instruments at July 28, 2002 are as follows:
	July 28, 2002		July 29, 2001
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	A$M	A$M	A$M	A$M
Cash	274.6	274.6	270.5	270.5
Short term deposits	591.4	591.4	307.6	307.6
Investments	109.2	109.2	108.2	108.5
Receivables (non-current)	122.6	122.6	176.5	176.5
Short term loans	(15.3)	(15.3)	(127.8)	(127.8)
Long-term debt and other loans	(1,599.1)	(1,607.3)	(1,731.2)	(1,756.5)
Cross currency interest rate swap agreements *	35.8	36.1	47.7	54.4
Interest rate swap agreements *	0.8	1.0	(1.5)	(5.1)
Forward contracts *	(24.4)	(27.8)	4.1	3.7
Futures contracts and forward rate agreements *	(0.1)

The above estimates are not necessarily indicative of the amounts the CML Group might pay or receive in a current market exchange.

* These financial instruments have been used to hedge long-term debt.

30. RECONCILIATION TO U.S. GAAP

A description of the more significant differences between Australian GAAP, as followed by Coles Myer Ltd., and U.S. GAAP are as follows:

a Goodwill acquired post June 30, 2001

The non-amortization provisions of U.S. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" have been applied for all acquisitions initiated post June 30, 2002.

b Other intangibles

The amortization and non-amortization provisions of U.S. Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" have been applied for all acquisitions initiated post June 30, 2001.

c Revaluation/depreciation of property

(1) Certain property has been revalued by the company under Australian GAAP (refer Note 1(i)). The amount of such revaluation increments and decrements is included in reserves, which form part of total equity.

For U.S. GAAP purposes, impairments in value of non-current assets are charged to profit. Any impairments relating to individual assets which have been charged to the asset revaluation reserve have been adjusted in the reconciliation of net profit to U.S. GAAP.

(2) The accounting convention of revaluing property and certain investments also causes differences in reported gains/losses on the sale of revalued properties and investments as the reported gain/loss is based on consideration received, less revalued net book value. For U.S. GAAP purposes, gains/losses are determined as the difference between the consideration and the net book value based on historical cost and would be reported as gains/losses in the year realised, and thus have been adjusted in the reconciliations of shareholders' equity to U.S. GAAP.

(3) Depreciation expense is based on the carrying value of the property rather than the historical cost of the property and therefore the depreciation expense is higher in the year of revaluation and subsequent years. Since U.S. GAAP does not permit property to be valued above historical cost, the depreciation charge has been adjusted to reflect historical cost depreciation in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

(4) Under Australian GAAP, the Group does not depreciate properties that it regards as investment properties. U.S. GAAP require all properties to be depreciated and therefore an additional depreciation expense has been recognised.

30. RECONCILIATION TO U.S. GAAP (continued)

d Sales of properties

(1) Gains/losses on properties sold are recorded in the Income Statement. In some instances, the CML Group has leased back the property, or part thereof, under operating leases. U.S. GAAP requires such transactions to be accounted for as a sale-leaseback whereby the gain/loss on the sale is deferred and amortized. This is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

In this annual report on Form 20-F there has been a restatement affecting this reconciling item. See note n below for further explanation.

(2) There are also instances where the Group has maintained a financial interest in the property, as well as leasing it back in whole or part thereof. Where the CML Group has maintained a "continuing involvement" with a property, U.S. GAAP precludes the transaction being treated as a sale, but rather treats it as a financing transaction. This approach does not recognize any gain/loss on the sale and requires the reporting of the sale proceeds as a liability, which is reduced by lease payments (under the interest method), and the continued reporting and depreciation of the asset. These adjustments have been made in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

e Restructuring costs

During 2001, the CML Group incurred losses in relation to business repositioning and group restructuring and rationalisation. Such losses comprise non-current asset and inventory write-offs, and lease exit and other costs, including redundancy costs. Whilst the company has already incurred or is committed to incurring certain redundancy costs which are integral to committed restructurings and store and DC closures, U.S. GAAP requires strict criteria be met before liabilities for employee termination benefits can be recognized. In the case of the redundancies, certain criteria, in particular the communication of redundancy plans to employees, have not been met and the associated expenses have not been recognized in the current period under U.S. GAAP. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

f Dividend recognition

Under Australian GAAP dividends declared after balance date and prior to the approval of the financial statements are provided for in those statements. Under U.S. GAAP provisions for dividends are only recognized as liabilities if the dividends are formally declared prior to balance date. The effect of this adjustment is reflected in the reconciliation of shareholders' equity to U.S. GAAP.

30. RECONCILIATION TO U.S. GAAP (continued)

g Employee Share Plan

(1) The company has issued shares to employees under the Employee Share Plan (refer Note 23 for details). Any difference between market value and the issue price of the shares issued under such plans is not required to be accounted for under Australian GAAP.

U.S. GAAP requires that the difference between the market value and the issue price (adjusted for any dividends) of the shares issued to the employees, be accounted for at measurement date as deemed compensation, and be charged against the profits of the company. At balance date, the market value of such shares exceeded the issue price (adjusted for dividends) and compensation expense has been recognized as this is a variable plan.

(2) Coles Myer Ltd. provides finance to the Coles Myer Employee Share Plan to acquire shares issued to employees. Under U.S. GAAP, the outstanding balance of the loan provided is required to be deducted from shareholders' equity, rather than classified as an asset. The effect of this adjustment is reflected in the reconciliation of shareholders' equity to U.S. GAAP.

h Executive Share Option Plan

The Company has issued options to employees under the Executive Share Option Plan. Any benefit derived by employees as a result of issues of options is not required to be accounted for under Australian GAAP. From 1999 Company has adopted U.S. Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS 123) which requires that the fair value of options at date of grant be accounted for as deemed compensation and be charged against profits over the expected term of the options. The fair value of options issued on the following dates were determined using the Black-Scholes options pricing model with the assumptions listed below.

Issue date	Expected option term	Fair value per option A$	Expected volatility	Risk free interest rate	Expected dividend yield

July 23, 1999	48 months	3.68	22.0%	4.50%	3.00%
November 5, 1999	43 months	2.26	22.0%	5.49%	2.77%
May 3, 2000	21 months	3.51	22.0%	7.27%	3.27%
May 3, 2000	33 months	3.51	22.0%	7.27%	3.27%
May 3, 2000	45 months	3.51	22.0%	7.27%	3.27%
June 1, 2000	38 months	1.43	22.0%	6.27%	3.97%
June 27, 2000	13 months	7.66	22.0%	6.47%	3.21%
June 27, 2000	25 months	7.42	22.0%	6.47%	3.21%
June 27, 2000	37 months	7.18	22.0%	6.47%	3.21%
November 17, 2000	12 months	0.79	25.2%	5.98%	3.71%
November 17, 2000	24 months	1.10	25.2%	5.98%	3.71%
November 17, 2000	32 months	1.26	25.2%	5.98%	3.71%
November 17, 2000	12 months	7.01	25.2%	5.98%	3.71%
November 17, 2000	24 months	6.75	25.2%	5.98%	3.71%
November 17, 2000	32 months	6.58	25.2%	5.98%	3.71%

30. RECONCILIATION TO U.S. GAAP (continued)

h Executive Share Option Plan (continued)

Issue date	Expected option term	Fair value per option A$	Expected volatility	Risk free interest rate	Expected dividend yield

August 1, 2001	11 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	23 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	35 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	47 months	1.37	30.0%	5.78%	5.40%
August 1, 2001	59 months	1.37	30.0%	5.78%	5.40%
September 3, 2001	11 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	23 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	35 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	47 months	1.86	33.0%	5.24%	5.40%
September 3, 2001	59 months	1.86	33.0%	5.24%	5.40%
September 4, 2001	12 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	24 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	36 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	48 months	1.84	33.0%	5.31%	5.40%
September 4, 2001	60 months	1.84	33.0%	5.31%	5.40%
October 5, 2001	7 months	2.26	33.0%	4.77%	5.39%
October 5, 2001	19 months	2.23	33.0%	4.91%	5.39%
October 5, 2001	31 months	2.20	33.0%	5.04%	5.39%
March 8, 2002	20 months	2.13	31.0%	5.47%	4.96%
March 8, 2002	32 months	2.13	31.0%	5.47%	4.96%
March 8, 2002	44 months	2.13	31.0%	5.47%	4.96%
March 8, 2002	56 months	2.13	31.0%	5.47%	4.96%
June 5, 2002	20 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	32 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	44 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	56 months	1.96	31.0%	5.40%	4.95%
June 5, 2002	20 months	2.34	32.0%	6.13%	4.72%
June 5, 2002	32 months	2.34	32.0%	6.13%	4.72%
June 5, 2002	44 months	2.34	32.0%	6.13%	4.72%
June 5, 2002	56 months	2.34	32.0%	6.13%	4.72%
June 26, 2002	17 months	1.78	37.0%	5.97%	4.67%
June 26, 2002	29 months	1.78	37.0%	5.97%	4.67%
June 26, 2002	41 months	1.78	37.0%	5.97%	4.67%
June 26, 2002	53 months	1.78	37.0%	5.97%	4.67%
July 10, 2002	26 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	38 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	50 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	62 months	1.95	31.0%	5.62%	4.98%
July 10, 2002	26 months	1.92	31.0%	5.58%	4.98%
July 10, 2002	38 months	1.92	31.0%	5.58%	4.98%
July 10, 2002	50 months	1.92	31.0%	5.58%	4.98%
July 10, 2002	62 months	1.92	31.0%	5.58%	4.98%

30. RECONCILIATION TO U.S. GAAP (continued)

i Retirement benefits

The CML Group's retirement benefit expense in relation to defined benefit plans included in these financial statements is based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan.

For U.S. GAAP purposes SFAS 87 requires accounting for defined benefit retirement plan expense to be on an accrual basis, rather than based on contributions payable to the retirement plan for the year. The effect of adopting this method of accounting is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP. The disclosure required under SFAS 87 is incorporated in Note 22.

Post retirement benefits, other than pensions, paid by the CML Group are not material.

j Income tax

The CML Group has adopted FAS 109 for U.S. GAAP purposes. Given FAS 109 requires a "liability approach" to accounting for income taxes, which is very similar to that adopted under Australian GAAP, the differences between the two are immaterial.

k Lease incentives

The CML Group has received certain incentives to enter into lease agreements which under Australian GAAP it has recognized in profit in the year receivable, up to January 30, 1995. From that date onwards lease incentives are deferred and amortized over the period of benefit.

U.S. GAAP require lease incentives to be recognized in profit over the term of the new lease. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders' equity to U.S. GAAP.

l Leases

The CML Group leases both property and equipment. Under Australian GAAP, the property leases are classified as operating leases. In applying U.S. GAAP, certain property leases are deemed finance/capital leases, however the effect of capitalisation is immaterial to the CML Group's results and has not been adjusted in the reconciliation of net profit to U.S. GAAP.

Certain equipment leases are deemed finance/capital leases under both Australian GAAP and U.S. GAAP, however the effect on the CML Group's reported financial position and results of operations is immaterial.

m Supplier promotional rebates

Promotional allowances received from suppliers are credited to income as they are earned for Australian GAAP. Under U.S. GAAP these allowances would be disclosed as a reduction in advertising expense.

n Restatements

As described in Note 4, under Australian GAAP a provision for onerous New Zealand contracts of A$49.7 million (pre tax effect) was raised in the financial year ended July 29, 2001 and utilized to the extent of A$9.5 million (pre tax effect) during the financial year ended July 28, 2002. Under U.S. GAAP, which has been further clarified during the financial year ended July 28, 2002, the raising of this type of provision is not permitted.

The effect of the restatement was to increase U.S. GAAP net income from continuing operations by A$32.8 million and U.S. GAAP basic and diluted earnings per share by A$0.03 cents for the financial year ended July 29, 2001. Consequently U.S. GAAP equity as at July 29, 2001 was also increased by A$32.8 million.

30. RECONCILIATION TO U.S. GAAP (continued)
		2002	2001	2000
		52 weeks	52 weeks	53 weeks
	Notes	A$M	A$M	A$M
INCOME STATEMENTS

Net profit, as reported in the Consolidated Income Statements		345.0	140.2	278.3
Adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	1.1
- Amortization of other intangibles	b	2.9
- Revaluation of properties	c	(2.2)	1.2	(4.5)
- Building depreciation charged on investment properties	c	(2.3)	(2.0)	(2.0)
- Gains on sales of properties which are leased back	d	10.3	0.4	5.7
- Restructuring costs	e	(22.6)	22.6	(1.3)
- Compensation benefit/(expense) on share issues to employees	g	4.7	(13.9)	35.2
- Compensation expense on option issues to employees	h	(19.7)	(7.5)	(4.8)
- Adjustment to retirement benefit expense	i	(1.7)	(7.0)	(0.6)
- Lease incentive income	k	1.9	(0.3)	2.1
- Onerous New Zealand contracts	n	(6.7)	32.8
Net income from continuing operations, according to U.S. GAAP		310.7	166.5	308.1

		July 28,	July 29,
		2002	2001
	Notes	A$M	A$M
SHAREHOLDERS' EQUITY

Shareholders' equity as reported in the Consolidated Balance Sheets		3,338.8	3,286.3
Cumulative adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	1.1
- Accumulated amortization of other intangibles adjustment	b	2.9
- Revaluation of properties	c	(39.8)	(41.6)
- Building depreciation charged on investment properties	c	(6.3)	(4.0)
- Proposed ordinary dividend	f	142.1	141.2
Proposed ReCAPS dividend	f	7.6	7.6
- Gains on sales of properties which are leased back	d	(101.9)	(43.3)
- Restructuring costs	e		22.6
- Compensation expense on share issues to employees	g	(50.1)	(63.6)
- Employee Share Plan loan	g	(105.8)	(136.4)
- Compensation expense on option issue to employees	h	(29.4)	(12.6)
- Accrued retirement cost of A$80.5 million (2001 - A$82.8 million), net of tax effect A$24.2 million (2001 - A$28.2 million), calculated under U.S. GAAP	i	(56.3)	(54.6)
- Lease incentive income	k	(21.4)	(23.3)
- Onerous New Zealand contracts	n	26.1	32.8
Shareholders' equity, according to U.S. GAAP		3,107.6	3,111.1

30. RECONCILIATION TO U.S. GAAP (continued)
	July 28,	July 29,
FINANCIAL POSITION	2002	2001
	A$M	A$M

Material adjustments to accord with U.S. GAAP
would cause the following line items appearing in the
balance sheets to be disclosed as:

- Receivables (non-current)	16.8	40.1
- Property, plant and equipment	3,375.9	3,487.5
- Intangible assets, net	408.0	406.2
- Accounts payable	2,281.1	2,162.2
- Other liabilities (non-current)	308.3	321.0
- Provisions (non-current)	467.0	277.9
- Reserves and retained profits*	1,181.1	1,273.8

* There is no accumulated other comprehensive income.
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
EARNINGS PER SHARE - U.S. GAAP

Net profit	310.7	166.5	308.1

Basic earnings per share (in A$ cents):
Net profit	0.22	0.12	0.27
Diluted earnings per share (in A$ cents):
Net profit	0.22	0.12	0.27

Weighted average number of common shares and common share equivalents for basic calculations (millions)	1,180.1	1,169.2	1,159.9
Number of shares for diluted calculations (millions)	1,181.6	1,169.3	1,160.2

30. RECONCILIATION TO U.S. GAAP (continued)

STOCK BASED COMPENSATION

The adoption of SFAS 123 represents a change in accounting policy. In the fiscal years to July 26, 1998, the CML Group applied Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" in the determination of employee compensation costs arising from the employee and executive share and option schemes. Had compensation cost been based upon the fair value at the grant date consistent with the basis of accounting under SFAS No. 123, the following pro forma net income and earnings per share amounts would have resulted:
	2002	2001	2000
	52 weeks	52 weeks	53 weeks
	A$M	A$M	A$M
Net profit
As reported under U.S. GAAP	317.4	133.7	308.1
Pro forma	317.4	136.4	306.8

Primary earnings per share (in A$)
As reported under U.S. GAAP	0.23	0.09	0.27
Pro forma	0.23	0.09	0.26

Fully diluted earnings per share (in A$)
As reported under U.S. GAAP	0.25	0.11	0.27
Pro forma	0.25	0.12	0.27

Weighted average fair value of each option granted on the date of grant using the Black-Scholes option-pricing model (A$)		1.48	1.48
Assumptions used in model
Expected dividend yield		3.1%	3.1%
Expected volatility		22.0%	22.0%
Risk free interest rate		5.4%	5.4%
Expected term (years)		3.1	3.1

31. RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued FAS 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. The amortization and non amortization provisions of FAS 142 were applied with respect to all goodwill and intangible assets acquired after June 30, 2001. The CML Group continues to evaluate the full provisions of FAS 142 and has not yet fully determined the effect that this statement will have on the reconciliation to U.S. GAAP.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company will adopt FAS 144 as of July 29, 2002 and does not expect that the adoption will have a significant effect on the Company's financial position and results of operations.

31. RECENTLY ISSUED ACCOUNTING STANDARDS (continued)

In April 2002, the FASB issued SFAS No. 145, which addresses a variety of accounting practices. The items that are most relevant to the Company include a requirement that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This standard is effective for the Company's fiscal year beginning in February 2003. The Company does not expect that the standard will have a significant impact on its financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This standard requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This new standard will be effective for activities initiated after December 31, 2002. The Company does not expect that the standard will have a significant impact on its financial position or results of operations.

32. LIST OF SUBSIDIARIES

Coles Myer Ltd.
Australasia Wide Distribution Pty. Ltd
CMFL Services Ltd
Australian Retail Financial Services (Holdings) Pty. Ltd.
Financial Network Card Services Pty. Ltd
F.N.C.S. Pty. Limited
Vintage Cellars (Australia) Pty Ltd
Bi-Lo Pty. Limited
CMFL Holdings Pty Ltd (in liquidation)
Coles KMR Pty Ltd (in liquidation)
Coles Myer Investments Pty Ltd (in liquidation)
CMPQ (CML) Pty Ltd
Coles Myer Ansett Travel Pty Ltd (97.5% owned)
Coles Myer Asia Pty Ltd
Coles Myer Deposit Services Pty Ltd
Coles Myer Finance Ltd
Coles Myer Finance (USA) Ltd
Coles Myer International Pty Ltd
Coles Myer New Zealand Holdings Limited	(1)
CMNZ Finance Limited	(1)
Retail Investments Pty Ltd
CMNZ Investments Pty Ltd
Sanco Insurance Pte. Ltd.	(2)
Coles Myer Logistics Pty Ltd
Coles Myer Properties Holdings Ltd
Australian Grocery Holdings Pty Ltd
Broadway Property Holdings Pty Ltd
Clarkson Shopping Centre Pty Ltd
CMPQ (KM) Pty Ltd
CMPQ (PEN) Pty Ltd
CMTI Pty Ltd
Market Street Investment Trust
Market Street Property Trust
Coles Myer N.S.W. Proprietary Limited
Coles Myer Properties Proprietary Limited
Coles Myer Properties Management Proprietary Limited
Coles Myer Queensland Proprietary Ltd
CMPQ (COOP) Pty Ltd
CMPQ (TWB) Pty Ltd
CMPQ (NEWCO) Pty Ltd

32. LIST OF SUBSIDIARIES (continued)

Coles Myer Property Developments Ltd
Consolidated Realties Pty. Limited
Eastland Shopping Centre Pty Ltd
Esare Pty Ltd
Fulthom Pty Ltd
Market Street Investments Pty Ltd
Morley Shopping Centre Pty Ltd
Myer Melbourne Ltd
Myer Properties W.A. Ltd
Coles Myer Property Investments Pty Ltd (in liquidation)
Orzo Pty Ltd
Tooronga Shopping Centre Pty Ltd
Coles Supermarkets Australia Pty Ltd
Newmart Pty. Ltd.
Charlie Carter (Norwest) Pty Ltd
e.colesmyer Pty Ltd
colesmyer.com Pty Ltd
e.services (colesmyer) Pty Ltd
Multimedia Services Pty Ltd
e.tailing (colesmyer) Pty Ltd
Coles Online Pty Ltd
Liquorland Direct Pty Ltd
Direct Fulfilment Group Pty Ltd
now@colesmyer Pty Ltd
ofs (colesmyer) Pty Ltd
Portal Co (colesmyer) Pty Ltd
e.trading (colesmyer) Pty Ltd
o d (colesmyer) Pty Ltd
Procurement Online Pty Ltd
ht (colesmyer) Pty Ltd
now.com.au Pty Ltd
Grace Bros. Holdings Pty Ltd
Grocery Holdings Pty Ltd
ht.com.au Pty Ltd
General Merchandise & Apparel Group Pty Ltd
Katies Fashions (Aust.) Pty. Ltd
G.J. Coles & Coy. Pty Ltd
Kmart Australia Ltd
Arana Hills Properties Pty. Ltd
Tyremaster (Wholesale) Pty Ltd
W4K. World 4 Kids Pty Ltd
Liquorland (Australia) Pty. Ltd.
Australian Liquor Group Ltd (83% owned)
Knox Liquor Australia Pty Ltd
Osmond Hotel Pty Ltd
Outfront Liquor Services Pty Ltd
Guidel Pty Ltd (formerly Barmans Liquor Group Pty Ltd)
Sorcha Pty Ltd (formerly Porters Liquor Management Pty Ltd)
Philip Murphy Melbourne Pty Ltd
Philip Murphy Niddrie Pty. Ltd.
Philip Murphy Toorak Pty Ltd
Philip Murphy Wine & Spirits Pty Ltd
Pacific Liquor Wholesalers Pty Ltd

32. LIST OF SUBSIDIARIES (continued)

Liquorland (Qld.) Pty Ltd
Mycar Automotive Pty Ltd
Myer Stores Limited
Officeworks Superstores Pty Ltd
Officeworks Superstores N.Z. Ltd	(1)
Penneys Pty. Ltd
Price Point Pty. Ltd.
Charlot Pty Ltd (in liquidation)
Retail Distribution Management Pty. Ltd
Target Australia Pty. Ltd.
Fosseys (Australia) Pty Ltd
Tickoth Pty Ltd
Tyremaster Pty Ltd
Comnet Pty Ltd
The Myer Emporium Limited

Except where indicated, all entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty Ltd not owned by the CML Group gives rise to outside equity interested of A$NIL. The 17% of capital in Australian Liquor Group Ltd, held in trust gives rise to outside equity interests of A$NIL. The balance date of all controlled entities was July 28, 2002.

  Incorporated in New Zealand.

  Incorporated in Singapore.

  EARNINGS PER SHARE
	July 28,	July 29,
	2002	2001
Basic earnings per share (A$ cents)	25	10
Diluted earnings per share (A$ cents)	27	11

Weighted average number of shares ('000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,180,108	1,169,173
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,292,581	1,241,502

Reconciliation of earnings used in calculating earnings per share (A$'000)
Basic earnings per share
Net profit	345,000	140,200
Dividends on reset convertible preference shares	(45,500)	(28,027)
Earnings used in calculating basic earnings per share	299,500	112,200

Diluted earnings per share
Net profit	345,000	140,200
Earnings used in calculating diluted earnings per share	345,000	140,200

Change in accounting policy

During 2001, the CML Group changed its accounting policies with respect to inventory costing and stamp duty capitalisation. The effect for the year was to increase net profit by A$36.5 million. Excluding the impact of the accounting policy changes, basic earnings per share for 2001 is 8 cents per share and diluted earnings per share for 2001 is 9 cents per share.

34. SUBSEQUENT EVENT

Coles Myer Ltd. announced on December 17, 2002 the purchase of the New South Wales arm of the Theo's Liquor chain which comprises 49 liquor stores and four hotels operating under the banners Theo's and Crown of the Hill. Theo's Liquor is the forth largest liquor retailer in Australia with annual sales in New South Wales of more than A$175 million.

The purchase is subject to regulatory approvals. Negotiations for the acquisition of Theo's Queensland business by Coles Myer Ltd. are ongoing and subject to discussions with the shareholders of the Theo's Queensland companies, and obtaining the necessary approvals.

COLES MYER LTD.

GLOSSARY OF TERMS

To assist U.S. readers in understanding unfamiliar terms, the following glossary is presented.
Australian terminology	United States equivalent

Shareholders' equity	Stockholders' equity

Authorised capital	Authorized capital stock

Ordinary shares	Common stock

Reserve (forms part of shareholders' equity)	Appropriated surplus of retained earnings

Provision	Accrued liability or reserve - (can represent either accrued liability or estimated depletion in the cost of an asset)

Retained profits	Retained earnings

Investment allowance	Investment tax credit

Future income tax benefit	Deferred tax asset

Listed securities	Marketable equity securities

Bonus share issue	Stock dividend

Controlled entity	Subsidiary

Foreign currency translation reserve	Cumulative translation adjustment

EXHIBIT INDEX

1 Constitution (incorporated by reference to the Company's filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company's filing on Form 6-K, dated September 7, 2001).

8. List of subsidiaries (see Note 32 in the Financial Statements).

10. Consent of Independent Accountants

EXHIBIT

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Prospectus constituting part of the registration statements on Form F-3 (File Nos. 33-55414 and 33-87936) of Coles Myer Finance (USA) Limited and Coles Myer Ltd. of our report dated October 3, 2002 relating to the consolidated financial statements of Coles Myer Ltd. and its controlled entities, which appear in Coles Myer Ltd.'s Annual Report on Form 20-F.

PricewaterhouseCoopers

Melbourne, Australia

December 16, 2002