Form 20-F
period 2003-07-27
COLES MYER LTD
filed 2003-12-18
CIK 825777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR	THE FISCAL YEAR ENDED JULY 27, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR	THE TRANSITION PERIOD FROM TO

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Fully Paid Ordinary Shares	1,212,423,917
Partly Paid Ordinary Shares paid up to A$0.01 per share	124,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☒

CERTAIN DEFINITIONS

The fiscal year of Coles Myer Ltd. (the “Company”, “Coles Myer” “CML” or “CML Group”, which, unless the context otherwise requires, includes Coles Myer Ltd. and its consolidated entities) ends on the last Sunday in July each year. The fiscal year ended July 27, 2003 is referred to in the text of this Annual Report as “2003”, and other fiscal years are referred to in a corresponding manner. In the Consolidated Financial Statements included in Item 18, the financial year 2002-03 is also referred to as 2003, and similarly for other years, except where otherwise stated. See also “Glossary of Terms” for descriptions of certain terms used in this Annual Report.

In this Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Australian dollars (“A$”).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements, including statements regarding the expected outlook for the retail-trading environment in Australia, expectations as to future store openings, refurbishments and anticipated capital expenditures. Coles Myer can give no assurances that the actual results will not differ materially from the statements contained herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Coles Myer, which may cause actual results to differ materially from those expressed in the statements contained herein. Any such forward-looking statements speak only as of the date of this annual report. In the absence of a specific legal obligation to the contrary, Coles Myer undertakes no responsibility to publicly announce the result of any revisions to any forward-looking statements contained herein to reflect future developments or events.

Risk factors, which may affect Coles Myer’s future performance, are discussed in Item 3.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected income statement data for 2001 through 2003, and the selected balance sheet data at July 28, 2002 and July 27, 2003 set forth below (other than percentages) are derived from the audited consolidated financial statements of Coles Myer included in this Annual Report. They should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the Notes thereto. The selected income statement data for the years 1999 and 2000 and the selected balance sheet data at July 25, 1999, July 30, 2000 and July 29, 2001 set forth below (other than percentages) are derived from audited consolidated financial statements of Coles Myer which are not included herein. Coles Myer’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which vary in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A reconciliation to U.S. GAAP is set out in Note 31 of the Notes to the Company’s Consolidated Financial Statements.

It should be noted that results for 2000 reflect 53 trading weeks compared to 52 trading weeks for the other fiscal years indicated. This is because the Company’s fiscal year ends on the last Sunday in July each year, and as a result, approximately every six years an extra trading week is included in the Company’s consolidated results for that fiscal year.

Amounts in Accordance with Australian GAAP

	2003(1) US$	2003 A$	2002 A$	2001 A$	2000(2) A$	1999 A$
	(In millions, except per share amounts)
Income Statement Data:

Sales (3)	17,944.4	27,016.6	25,688.7	23,779.6	24,159.9	22,438.1

Percent increase/(decrease) from prior year		5.2%	8.0%	(1.6)%	7.7%	9.0%

Profit from ordinary activities before income tax	404.4	608.8	482.2	208.2	414.5	580.8

Income tax expense	(124.7)	(187.7)	(137.2)	(68.0)	(136.2)	(188.3)

Net profit	279.7	421.1	345.0	140.2	278.3	392.5

Percent increase/(decrease) from prior year		22.1%	146.1%	(49.6)%	(29.1)%	10.5%

Dividends (4)	231.3	348.2	346.9	444.5	313.9	294.7

Per Ordinary Share:
- Basic earnings	0.21	0.32	0.25	0.10	0.24	0.34
- Diluted earnings	0.22	0.33	0.27	0.11	0.24	0.34
- Cash Dividends (4)(5)	0.18	0.260	0.255	0.355	0.270	0.255

Balance Sheet Data: (at year end)
Current assets	2,734.1	4,116.4	4,016.8	3,946.1	3,709.8	3,426.7
Total assets	5,614.4	8,452.8	8,320.6	8,317.8	8,187.0	7,776.7
Short-term debt	7.2	10.8	15.3	127.8	44.1	82.4
Long-term debt	759.4	1,143.3	1,552.8	1,671.4	2,031.1	1,866.2
Total debt	766.6	1,154.1	1,568.1	1,799.2	2,075.2	1,948.6
Net Assets/Shareholders’ equity	2,523.4	3,799.2	3,338.8	3,286.3	2,828.9	2,808.7

Refer page 3 for notes relating to above table.

Amounts in Accordance with U.S. GAAP

	2003(1) US$		2003 A$		2002 A$		2001 A$		2000(2) A$		1999 A$
	(In millions, except per share amounts)
Income Statement Data:

Sales (3)		17,944.4		27,016.6		25,688.7		23,779.6		24,159.9		22,438.1

Net profit from continuing operations		295.2		444.4		310.7		166.5		308.1		288.6
- Basic earnings per share		0.23		0.34		0.22		0.12		0.27		0.25
- Diluted earnings per share		0.22		0.33		0.22		0.12		0.27		0.25
Net profit		259.6		390.9		310.7		166.5		308.1		288.6
- Basic earnings per share		0.19		0.29		0.22		0.12		0.27		0.25
- Diluted earnings per share		0.19		0.29		0.22		0.12		0.27		0.25

Per Ordinary Share:
- Cash dividends (4)	$	US0.18		0.260		0.255		0.355		0.270		0.255
- Cash dividends in US$ (4) (5)	$	US0.18	$	US0.18	US$	0.14	US$	0.18	US$	0.16	US$	0.17

Balance Sheet Data: (at year end)
Current assets		2,741.8		4,128.0		4,034.8		3,940.2		3,709.8		3,426.7
Total assets		5,594.2		8,422.4		8,218.8		8,181.9		8,065.0		7,685.0
Short-term debt		7.2		10.8		15.3		127.8		44.1		82.4
Long-term debt		759.4		1,143.3		1,552.8		1,671.4		2,031.1		1,866.2
Total debt		766.6		1,154.1		1,568.1		1,799.2		2,075.2		1,948.6
Net Assets/Shareholders’ equity		2,211.4		3,329.4		3,107.6		3,111.1		2,620.6		2,541.1
Issued capital - value		1,468.1		2,210.3		2,032.3		1,973.7		1,213.8		1,165.2

	Millions of shares
Issued capital - number of outstanding shares (6)		1,212.5		1,212.5		1,184.7		1,176.8		1,164.5		1,157.0

(1)	Merely for the convenience of the reader, certain selected financial data has been converted into US dollars at the Noon Buying Rate on July 25, 2003, the last trading day of the fiscal year, of A$1.00 = US$0.6642. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. For a more recent A$/US$ exchange rate, refer below.
(2)	Results for 2000 reflect 53 trading weeks compared to 52 trading weeks for other fiscal years shown.
(3)	Sales for 1999 to 2000 include Wholesale Sales Tax (“WST”). Sales for 2001 to 2003 exclude Goods and Services Tax (“GST”).
(4)	The final dividend in respect of the 2003 financial year was paid on November 10, 2003 in the amount of A$0.125 per share. As a result of the change in accounting policy for providing for dividends, (refer Notes 2 and 6 of the consolidated financial statements included at Item 18), dividends of A$348.2 include the 2002 final dividend and the 2003 interim dividend. The 2003 final dividend will be included in the 2004 results.
(5)	Based on the noon buying rate for cable transfers in A$ as at each payment date as certified for customs purposes by the Federal Reserve Bank of New York. The actual rates of exchange used in determining the dollar payments to ADS holders were the exchange rates on the dates payments were made to the Depositary, being May 12, 2003 and November 10, 2003.

(6)	Balance excludes number of Reset Convertible Preference Shares (ReCAPS) and includes partly paid shares.

Exchange Rates

The following table sets forth, for the last five complete financial years, the average rate of exchange of A$ into United States dollars (“US$”) based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Fiscal Year	2003	2002	2001	2000	1999
	(all figures in US$ per A$)
Average rate (1)	0.5884	0.5270	0.5262	0.6184	0.6307

(1)	The average of the Noon Buying Rates on the last day of each full month during the period.

The high and low exchange rates for the previous six complete months are:

Months	High	Low
	(all figures in US$ per A$)
June 2003	0.6729	0.6564
July 2003	0.6823	0.6454
August 2003	0.6593	0.6390
September 2003	0.6810	0.6395
October 2003	0.7077	0.6814
November 2003	0.7238	0.6986

The exchange rate at December 1, 2003 was A$1.00 = US$0.7265.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

This section describes some of the risks that could affect the Company’s business. The factors below should be considered in connection with any forward-looking statements in this Annual Report. The risks below are not the only ones the Company faces – some risks may not be known to the Company, and some, which are not currently considered to be material, could later turn out to be material.

The major risk factors, which may impact Coles Myer, include:

•	Our business could be affected by adverse economic conditions

The retail trading environment is subject to general economic conditions in the Australian and global markets. Any adverse changes in such economic conditions can be expected to affect the retail-trading environment in general. Any adverse developments in economic conditions during the first half of the fiscal year of Coles Myer, particularly the Christmas trading period when its sales and profitability are typically strongest, would likely have the most negative impact on Coles Myer’s trading results.

•	Our business could be affected by higher interest rates

Interest rates impact the trading conditions of the Company. Higher interest rates affect income available for spending due to increased mortgage repayments. Higher interest rates reduce the willingness to spend on credit, feeding through negatively to consumer sentiment.

•	Our business could be affected by competition

There is significant competition in the Australian and New Zealand markets in which Coles Myer’s businesses operate. These competitive conditions could adversely impact Coles Myer’s business and trading results and its market share. During 2001, the German based international supermarket chain Aldi commenced operations in Australia, by opening its first supermarkets in New South Wales, and has since opened stores in Victoria.

•	Our business could be affected by customer interest and service

The ability of Coles Myer to successfully gauge and satisfy consumer preferences and implement its marketing strategies is critical to Coles Myer maintaining its competitive position. Failure to do so could adversely affect Coles Myer’s business and trading results.

•	Our business could be affected by our ability to enhance our stores

Coles Myer’s ability to successfully expand, innovate, refurbish, continue to develop its store network and successfully transform its IT systems and supply chain is considered important in maintaining its core business and future expansion. Failure to do so could adversely impact Coles Myer’s business and trading results.

•	Our business could be affected by our ability to source merchandise

The Company’s ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge that is typically even more difficult with respect to goods sourced outside of our domestic market. Political or financial instability, trade restrictions, tariffs, currency exchange rates, transport capacity and other factors relating to foreign trade, and the ability to access suitable merchandise on acceptable terms are beyond the Company’s control and could impact the Company’s performance. The merchandise sold by the Company is, however, sourced from a wide variety of domestic and international vendors. All of the Company’s vendors must comply with applicable laws and the Company’s required standards of conduct.

ITEM 4 INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report.

A. HISTORY AND DEVELOPMENT

GENERAL

Coles Myer Ltd. is an Australian-based retailer, owning and operating stores in most sectors of the Australian retail market, in the general merchandise sector of the New Zealand retail market and on the Internet. The Company supplies a wide range of food and non-food items in supermarkets, discount stores, department stores, liquor stores, office supplies stores, automotive service centers and online. Coles Myer Ltd. predominantly trades under the names of “Coles”, “Coles Express”, “Coles Online”, “Bi-Lo”, “Liquorland”, “Vintage Cellars”, “Quaffers”, “Theos”, “Kmart”, “Kmart Garden Super Centre”, “Kmart Tyre & Auto”, “Tyremaster”, “Officeworks”, “Target”, “Target Country”, “Myer”, “Grace Bros”, “Megamart”, “Viking” and “Harris Technology”. In New Zealand, the Company trades as “Kmart”.

The Company commenced business in 1914 operating variety stores. After incorporation in 1921 as G.J. Coles & Coy. Limited (“Coles”), it continued to operate variety stores until the end of the 1950s, when it branched out into supermarket retailing. In 1969, Coles introduced the discount store concept into Australia through the establishment of the Kmart chain. In 1985, Coles acquired The Myer Emporium Limited, which was the largest department store business in Australia. In 1986, the Company changed its name to Coles Myer Ltd.

Further developments since that time have included purchases of specialty store chains, the development of niche market opportunities in growth categories such as office supplies, electrical, homewares, and motor products, either by way of newly established brands such as Officeworks, or through existing brands extending their offering in specialized areas.

The Company is incorporated in the State of Victoria, Commonwealth of Australia, has its executive offices at 800 Toorak Road, Tooronga, Victoria, 3146 and its telephone number is (61) (3) 9829 3111.

Coles Myer Ltd. is the holding company. The number of subsidiaries/consolidated entities in the Coles Myer Group at July 27, 2003, is 91, which are incorporated in Australia and New Zealand.

RECENT DEVELOPMENTS

1. Acquisitions:

•	Coles Express

On May 27, 2003, the Company announced that it would acquire the right to operate 584 Shell service stations around Australia. Effective July 28, 2003, Coles Myer acquired from Shell multi-site franchisees the right to operate 151 service stations and eight convenience stores in Victoria for A$26 million. Effective December 1, 2003, the right to operate a further 196 service stations in New South Wales, the Australian Capital Territory and Tasmania was acquired for A$31.6 million. The rights to operate the remaining sites nationally will be acquired for A$37.2 million.

Coles Myer has entered into a supply agreement with Shell for fuel and lubricant products, and operating leases for the service station sites. The sites will be branded both Coles Express and Shell.

Coles, Bi-Lo and Liquorland customers who make purchases over a certain amount will receive a cents per liter fuel discount when they present their receipts at a Coles Express/Shell service station.

Coles Express will be included within the Food and Liquor group. Accordingly, commencing in 2004, the Food and Liquor group will become the Food, Liquor and Fuel group.

•	Theo’s New South Wales (NSW)

On May 26, 2003, Liquorland (Australia) Pty. Ltd. acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd. (Theo’s NSW) for A$179.8 million plus associated inventory for A$37.4 million and freehold property for A$14.8 million. It is currently proposed the property will be sold and leased back.

Theo’s was Australia’s fourth largest liquor retailer and is well known and regarded in NSW. The acquisition of 49 liquor stores and 4 pubs represents a strong strategic fit that will complement and enhance Coles Myer’s liquor positioning in the NSW market.

•	Viking

On January 6, 2003, Officeworks acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty. Ltd. for A$38.7 million plus associated inventory for A$11.1 million and freehold property for A$17.5 million. It is currently proposed the property will be sold and leased back.

Viking is Australia’s largest direct marketer of office supplies. This acquisition is of strategic importance in strengthening Officeworks’ multi-channel access for customers through retail stores, Internet, telephone, catalogue, e-mail and fax.

2. Divestments:

•	Sale of Sydney Central Plaza

On March 10, 2003, the CML Group sold the Sydney Central Plaza freehold property for A$372.8 million, net of transaction and sale related costs of A$17.2 million.

3. Capital Management

•	Share redesignation

On July 19, 2001, the Company undertook a share redesignation whereby every shareholders’ first 500 ordinary shares were renamed Discount Card shares and were separately listed and traded on the Australian Stock Exchange Limited (the “ASX”). On April 12, 2002, the Discount Card Shares reverted to Ordinary Shares. During their separate listing, Discount Card Shares remained ordinary shares and ranked equally in every respect, including voting and dividend rights, with non-Discount Card ordinary shares. The Company’s ADRs were excluded from the redesignation.

4. Management:

•	Senior management changes

•	Appointments

On June 25, 2003, the Company announced the appointment of Mr. Joe Barberis as Managing Director Coles Express.

On August 11, 2003, the Company announced the appointment of Mr. Steven Cain as Group Managing Director Food, Liquor and Fuel.

•	Departures

Mr. Warren Flick, Chief Operating Officer General Merchandise & Apparel, resigned from the Company effective January 1, 2003.

Mr. Jon Wood, Managing Director Emerging Businesses, resigned from the Company effective July 31, 2003.

Mr. Alan Williams, Chief Operating Officer Food & Liquor, retired from the Company on October 17, 2003.

5. Other

•	Shareholder Discount Card Program

All current shareholders who purchased 500 or more ordinary shares in the Company prior to April 15, 2002 are entitled to discounts, at varying rates, at Coles Myer owned stores. On March 26, 2002, the Company announced an amendment to the Coles Myer Shareholder Discount Card Program. Effective from July 31, 2002, the discount rates available to shareholders were revised. A complete cessation of the program is expected by July 31, 2004. New shareholders from April 5, 2002 are not eligible for the discount.

•	Board Changes

The Company held its 2003 Annual General Meeting (“AGM”) in Melbourne on November 26, 2003. At this meeting Mr. Richard (Rick) H. Allert, Mr. William (Bill) P. Gurry, Mr. Ronald K. (Keith) Barton, Mr. Anthony (Tony) G. Hodgson, Ms. Sandra V. McPhee and Mr. John M. (Michael) Wemms were appointed directors for a maximum of three years. Mr. Richard M. Charlton retired effective November 26, 2003.

•	Capital expenditure

Capital expenditure on property, plant and equipment during 2003 totaled A$625.2 million (2002: A$507.7 million and 2001: A$492.7 million). This expenditure predominantly related to retail refurbishments, purchases of computer hardware and other capital items. In 2003, other capital expenditure of A$241.7 million related primarily to acquisitions of Theo’s, Viking and other minor food and liquor acquisitions. In 2002, other capital expenditure of A$70.4 million related to the purchase of businesses and controlled entities, including the Franklins acquisitions by our Food and Liquor group. In 2001, other capital expenditure of A$147.7 million related to acquisitions of the Australian Liquor Group and Leda Hotel Group as well as other investments. Disposal of assets realized A$417.5 million in 2003 compared to A$33.4 million in 2002 and A$140.5 million in 2001. Proceeds in 2003 are primarily attributable to the sale of Sydney Central Plaza, a significant freehold property, for A$372.8 million.

•	FlyBuysTM Enhancement

On July 1, 2003, the Company announced plans to significantly enhance the FlyBuysTM loyalty program. Coles Myer customers can now earn double standard points at the Company’s participating stores.

•	Launch of Coles Myer SourceTM MasterCard

In October 2003, the Company launched the Coles Myer SourceTM MasterCard. GE Capital Finance Australia will issue and administer the card. Linked to the much-improved FlyBuysTM program, the card provides customers with one of the most attractive rewards offers in the Australian market.

B. BUSINESS OVERVIEW

Company Retail Operations

At July 27, 2003, Coles Myer operated 1,938 stores in Australia and New Zealand, and employed in excess of 162,000 people.

The Company operates businesses in Australia and New Zealand, all of which are serviced by a centralized corporate group. Each of these businesses is described below. The businesses are primarily stand-alone but increasingly are being supported by a series of Retail Support centers that all operate within policies determined by a centralized corporate group. The operating businesses are organized into five major groups: Food & Liquor, Kmart and Officeworks, Myer Grace Bros and Megamart, Target and Emerging Businesses. Sales, Segment result, and identifiable asset data are reported for each Coles Myer business group, and are shown in Note 26 to the Coles Myer Consolidated Financial Statements contained herein. The table on page 11 provides details of the stores that fall within each group and Item 5, “Operating and Financial Review and Prospects”, provides a discussion of the results of operations for each of Coles Myer’s business groups.

Coles Myer’s sales and to a greater extent its profits, show a marked seasonal pattern. Myer Grace Bros and the discount store businesses typically experience stronger sales of higher margin merchandise during the Christmas trading period. Sales for Myer Grace Bros and the discount store businesses in the 26 weeks to January 26, 2003 accounted for 53.3% (2002: 53.7%) of full year sales and 76.6% (2002: 129.6%) of full year profits. Aggregate sales of food and liquor through supermarkets and other outlets are not as subject to major seasonal influences.

The following table discloses segment information by category of activity and geographic market for the three years 2001-2003. For more detailed financial information on the segments, refer Note 26 to the Coles Myer Consolidated Financial Statements.

	Sales to external customers (1)
	2003 A$M	2002 A$M	2001 A$M
Industry segments
Food & Liquor	16,538.6	15,892.4	14,468.2
Kmart and Officeworks	4,368.6	3,903.6	3,599.6
MGB and Megamart	3,239.9	3,243.2	3,106.5
Target	2,646.9	2,422.4	2,380.7
Emerging Businesses	22.6	227.1	224.6

	27,016.6	25,688.7	23,779.6

Geographic segments
Australia	26,869.0	25,565.3	23,660.3
New Zealand	147.6	123.4	119.3

	27,016.6	25,688.7	23,779.6

(1)	Does not include the Property and Unallocated segment, as it does not have any sales to external customers.

The Company operates in all Australian States, the Northern Territory, the Australian Capital Territory, and New Zealand. The geographic spread of the Company’s Australian operations corresponds closely to the distribution of population and retail spending, with the result that the Company’s Australian revenues are not disproportionately exposed to economic conditions in any particular region or industry. In New Zealand the Company’s stores are predominantly located in the North Island, which is the major population concentration.

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

	Share of National Aggregates as at July 2003			Share of Coles Myer as at July 2003
	Population	Retail Sales	Disposable income	Sales	Selling Area
	%	%	%	%	%
State/Territory

New South Wales / Australian Capital Territory	35.3	36.9	38.0	32.7	31.5
Victoria	24.8	23.7	25.8	27.5	26.8
Queensland	19.0	19.2	16.6	18.1	19.3
South Australia / Northern Territory	8.7	8.5	8.0	8.9	8.7
Western Australia	9.8	9.7	9.6	10.9	11.5
Tasmania	2.4	2.1	2.0	1.9	2.1

Source: Company Records and Australian Bureau of Statistics.

As at July 27, 2003 (the end of the Company’s last completed fiscal year), the number and location of stores trading were:

	Australia	New Zealand	Total
Food & Liquor (1)
Coles	486		486
Bi-Lo	200		200
Coles Myer Liquor Group	619		619

Total Food & Liquor	1,305		1,305

Kmart & Officeworks
Kmart	161	11	172
Kmart Tyre & Auto	50		50
Officeworks	76		76

Total Kmart & Officeworks	287	11	298

Target
Target	140		140
Target Country	114		114

Total Target	254		254

MGB & Megamart
Myer Grace Bros	64		64
Megamart	8		8

Total MGB & Megamart	72		72

Emerging Businesses (2)	9		9

Total	1,927	11	1,938

(1)	Excludes fuel locations as they were acquired on July 28, 2003.
(2)	Being Harris Technology stores.

The above store numbers include freestanding Kmart Tyre and Auto and Tyremaster stores. As at July 27, 2003, the Company operated a total of 1,938 stores, an increase of 151 stores on the 1,787 stores at July 28, 2002, which compared with 1,980 stores at July 29, 2001. The Company opened, acquired, closed and divested stores as follows:

	2003			2002				2001
	Opened/ Acquired/	Closed/ Divested	Net Increase/ Decrease	Opened/ Acquired/	Closed/ Divested		Net Increase/ Decrease	Opened/ Acquired/	Closed/ Divested		Net Increase/ Decrease
Food and Liquor	140	14	126	86	267	*	(181)	138	38		100
Kmart & Officeworks	27	1	26	11	14		(3)	11	3		8
Target	8	13	(5)	6	9		(3)	27	241	**	(214)
MGB & Megamart	3	3	0	2	3		(1)	6	1		5
Emerging Businesses	4	0	4	1	6		(5)	3	4		(1)

TOTAL	182	31	151	106	299		(193)	185	287		(102)

*	primarily disposal of Red Rooster business
**	primarily disposal of Katies business

Strategy

Following the appointment of John Fletcher as CEO in September 2001, the Company announced a new five-year growth strategy in March 2002. The strategy reflects the Company’s goal of becoming Australia’s number one retailer in all of its brands, by leveraging the strength of the Group and working as a unified team, with a shared desire to provide the best value to customers and grow shareholder value. The key planks of the strategy are:

•	Continuous business improvement

•	Restoring operational excellence in the Kmart, Target and Myer Grace Bros brands
•	Growing the Food and Liquor business
•	Improving efficiencies
•	Further strengthening the balance sheet

•	Sustainable growth

•	Strong store network expansion – 300+ new stores within the five year plan
•	Rewarding loyalty for all customers
•	Supply chain and information technology improvements – building efficiencies and investing for the future

•	Group culture

•	Recruiting and developing the best people
•	Clear accountability – management rewarded on Company-wide success
•	Succession planning to identify future leaders
•	Enhanced customer focus
•	All brands working together to leverage Group scale

•	Safety

•	Strong focus on occupational health and safety to prevent and reduce accidents, thereby boosting productivity, reducing costs and being responsible for the Company’s staff and customers

On September 25, 2003, the Company announced a program of strategic whole of company initiatives to leverage the unique competitive advantage of the Group, to drive better value and service for customers and better financial returns for shareholder. The initiatives encompass transformation of CML’s supply chain, IT systems, organizational culture and loyalty offering.

•	Supply Chain

Transformation of the supply chain is intended to result in doing business better for customers, simpler for stores and cheaper for Coles Myer Ltd. The program is expected to reap A$425 million per year in benefits by 2008, to be shared between customers and shareholders. These benefits will build progressively over the five-year period, with estimated net implementation costs of A$40 million pre-tax in 2004 and 2005.

Key features include:

•	Better systems to improve on-shelf availability for customers;

•	Improved technology to simplify processes and reduce costs for suppliers and CML;

•	Streamlined deliveries into stores; and

•	More efficient distribution network, including the reduction of distribution centres to best practice levels.

Implementation of the Supply Chain strategy is expected to require capital investment of approximately A$600 million over the next five years.

•	Loyalty

The new CML Loyalty program combines the fuel discount offer, the enhanced FlyBuysTM and the CML SourceTM MasterCard, as discussed above.

•	IT Transformation

The IT transformation strategy focuses on removing complexity, duplication, effort and cost of systems, through the introduction of common technology across the brands. The strategy will see a shift from building technology solutions to buying systems, and an increased emphasis on innovation to deliver IT business solutions to enable the businesses to serve the customer better. The systems changes are a prerequisite to the transformation of the supply chain.

•	Cultural change

Fostering the right culture is a critical part of achieving the Company’s goals. The four elements of the strategy are recruiting and developing the best people, building leadership, aligning performance and reward with the strategic goals, and providing a safe working and shopping environment.

RETAIL OPERATIONS

FOOD, LIQUOR & FUEL GROUP

These businesses represent the largest grouping in Coles Myer in terms of sales. At July 27, 2003, the Food & Liquor Group operated 1,305 stores. The roll out of our fuel business commenced on July 28, 2003, from which point in time the Food & Liquor Group became known as the Food, Liquor & Fuel Group.

Coles

The Coles chain of supermarkets offers customers a wide range of fresh food and groceries, at great value, in an easy and convenient shopping environment.

As at July 27, 2003, the business operated 486 stores across Australia, with 16 new supermarkets opened during the year. The network ranges from small metro stores to large flagship sites, with selling area of approximately 20,000 to 50,000 square feet. Coles’ extensive offer includes both national and house brand products. Coles has the largest range of house brands in the market, and it is intended that this successful range will continue to be expanded.

A recent customer initiative is the rollout of the enhanced Coles fresh fruit and vegetable displays, with the majority of stores in the eastern states to be re-modeled within 2004. In addition, the business is enhancing fresh ranges in the delicatessen and meat sections. Coles’ competitive price positioning and value has also been reinforced by the launch of a new marketing campaign in June 2003.

Bi-Lo

Bi-Lo is a discount supermarket retailer in Australia. Bi-Lo offers fresh foods and groceries to value conscious customers.

Bi-Lo operated 200 stores at July 27, 2003, including 26 new supermarkets openings during the year. The average store size is smaller than Coles, with the network focused on local neighborhoods and rural areas.

The Brand offers everyday grocery items, along with a house brand range. Fresh food is also a core part of the product mix, and bakeries are being introduced into new and refurbished stores. A new marketing campaign was also launched in May 2003.

Coles Myer Liquor Group

The Coles Myer Liquor Group (CMLG) operates under four major brands – Liquorland, Vintage Cellars, Theo’s and Quaffers. As at July 27, 2003, the business operated 619 liquor sites, including 23 pubs, with representation in all states except Tasmania. Approximately one third of stores are located adjacent to a Coles Myer supermarket, with the majority being freestanding stores.

Liquor retailing is regulated in Australia, and requires licensing by the state in which the outlet is located. The licensing and regulation is conducted by State Government Liquor Authorities and statewide police agencies. The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

The Vintage Cellars fine wine store format commenced operations in 1993 and has since been rolled out nationally. The acquisition in May 2003 of Theo’s Liquor in New South Wales will bring many benefits through economies of scale and supply chain efficiencies. The Theo’s brand will be rolled out nationally, replacing the Quaffer’s wine super stores. Going forward, the Company will use the three differentiated brands – Liquorland, Vintage Cellars and Theo’s – to further leverage growth opportunities.

Coles Express

The Company introduced the Coles Express ‘mini’ supermarkets into metropolitan areas in 1997. This Brand has been further extended through the acquisition of Shell service stations around Australia.

Effective July 28, 2003, Coles Myer acquired from Shell multi-site franchisees the right to operate 151 service stations and eight convenience stores in Victoria for A$26 million. Effective December 1, 2003, the right to operate a further 196 service stations in New South Wales, the Australian Capital Territory and Tasmania was acquired for A$31.6 million. The remaining sites nationally will be acquired for A$37.2 million.

Coles Myer has entered into a supply agreement with Shell for fuel and lubricant products, and operating leases for the service station sites. The sites will be branded both Coles Express and Shell.

Coles, Bi-Lo and Liquorland customers who make purchases over a certain amount will receive a cents per liter fuel discount when they present their receipts at a Coles Express/Shell service station.

Red Rooster

As a result of Red Rooster becoming a non-performing, non-core business, on May 27, 2002, CML sold the business to Australian Fast Foods Pty Ltd for $65.0 million.

At the time of sale, CML operated 247 Red Rooster stores throughout Australia.

GENERAL MERCHANDISE & APPAREL GROUP

Kmart

At July 27, 2003, Kmart operated 172 stores in Australia and New Zealand. Measured by sales, it is Australia’s leading discount store business and sells a wide range of items, including sporting goods, toys, electrical appliances and apparel, with a mix of international and national brand names as well as private labels.

Kmart is positioned as a low cost, discount department store for the entire family. Kmart stores typically range in size from 50,000 to 85,000 square feet. They are mostly located in suburban shopping centers in major cities and in larger regional shopping centers, and cater for the needs of a wide range of customers by offering an extensive variety of goods at competitive prices.

Kmart’s focus is a consistent offer, with low everyday prices supported by additional specials and seasonal sales events, backed by a lowest price guarantee.

The first Kmart in Australia was opened in Melbourne in 1969, and was a joint venture between Coles and the US based Kmart Corporation (“KMC”). The new business introduced the discount store concept to Australia. In 1978, Coles acquired full ownership of the joint venture.

In 1994, the Company renewed its Licence Agreement with KMC, pursuant to which Coles Myer has the exclusive right to use the Kmart name in Australia and New Zealand. Coles Myer does not believe that there is a significant risk of the License Agreement being terminated in such a manner that would have a materially adverse impact on the Company’s operations.

In New Zealand, the business supplies similar product ranges to Australia. The Company opened its first Kmart store in New Zealand in October 1988, and the chain had 11 stores operating at July 27, 2003.

Kmart Automotive

Kmart Automotive consists of automotive brands that trade under the names “Kmart Tyre & Auto Service” and “Tyremaster Wholesale”. Kmart Tyre & Auto outlets are often attached to a Kmart store, but are also situated on 50 stand-alone sites and are in addition to the 172 Kmart stores mentioned above. These businesses sell a range of automotive accessories and parts, and offer servicing and maintenance to fleets and private vehicles.

Officeworks

Officeworks is a multiple channel brand catering to the office products needs of small to medium sized businesses, home offices and retail customers. The business offers a range of over 10,000 products, including stationary, consumables, personal computers, facsimile machines, office equipment and furniture.

Officeworks is well represented in all major Australian mainland cities, as well as many regional areas. The first store was opened in 1994, with 69 Officeworks branded stores operating at July 27, 2003. The strategic acquisition of Viking Office Products in January 2003, has established the business as the market leader in the direct channel, complementing the existing leadership position in retail stores.

Target

Target offers its customers apparel and soft homewares, underpinned by its strong house brand strategy. Target is positioned in the market between department stores and discount department stores, competing largely with specialty stores.

Target’s core product ranges include ladieswear, intimate apparel, menswear, childrenswear, accessories, soft homewares, electrical, toys and other general merchandise. Apparel is predominantly Target-branded, with national brands and licenses used to complement the Target range, such as the popular Mary-Kate and Ashley label in youth apparel.

Target stores are typically located in suburban and large regional shopping centers and precincts. Target operated 140 stores at July 27, 2003, with store selling areas ranging from approximately 21,000 to 73,000 square feet.

Target Country

A total of 114 stores trading as Target Country were operating as at July 27, 2003. These stores are located primarily in rural and regional communities, and offer a smaller range of Target merchandise, predominantly apparel and soft homewares such as manchester and tableware.

Myer Grace Bros

The Myer Grace Bros (“MGB”) department stores business trades under the names Myer and Grace Bros. Grace Bros operates stores in the state of New South Wales and the Australian Capital Territory, and Myer is located in the remaining five states. The combined business operates full range department stores with selling areas ranging from around 130,000 square feet up to around 550,000 square feet in the Myer Melbourne (Victoria) flagship store.

Myer Grace Bros is positioned as a brand-focused, value driven department store, providing a range of well-known national, international and private brands and good service in a pleasurable store environment. Myer Grace Bros operated 64 stores as at July 27, 2003. The larger stores are situated in downtown locations, with other stores positioned mainly as anchor tenants in suburban shopping centers and in major regional towns.

In 2003, Myer Grace Bros continued to improve its merchandise offer with new national and international brands, refocusing and rebalancing its private brands and introducing a more responsive buying program. Customer service was improved with a strong focus on service levels and selling skills. A new marketing campaign was launched during the year to reflect the repositioning. The store environment is also improving, with more open layouts, clear aisle ways and strong visual merchandising.

Megamart

An electronics and furniture format, Megamart, was launched during 1999 originally under the Myer Grace Bros brand. As at July 27, 2003, there were eight Megamarts trading throughout the country, with selling areas ranging from approximately 72,000 to 91,000 feet. The warehouse style Megamart stores feature a very broad range of electronics and furniture products. Innovations include sound and theatre rooms to allow customers to select from the latest audio systems, home theatres and new technologies, including DVD. A comprehensive range of indoor and outdoor furniture is stocked, complemented by a selection of homewares.

EMERGING BUSINESSES

Emerging Businesses is responsible for the direct selling (catalogue and e-commerce) businesses of Coles Online and Harris Technology (computer retailing). In December 2002, Coles Online outsourced its fulfillment function to Australia Post, encompassing pick, pack and delivery services. Coles Online retains control of ranging, marketing and customer service. In June 2003, Coles Online acquired Shopfast. This acquisition will enable Coles Online to leverage additional volume against Coles’ buying capacity and Australia Post’s fulfillment.

RETAIL SUPPORT

Coles Myer has made a strategic shift from being an active portfolio manager of decentralized, autonomous business units to a Company that shares proprietary skills through its brand concept, and shares support activities through the creation of the Retail Support infrastructure.

Retail Support provides support functions to the retail brands and senior management. The aim is to reduce costs, improve efficiencies and provide leverage to the Coles Myer Group through the coordination and integration of joint services. Retail Support also has a corporate function and develops policy across the Coles Myer Group.

The main departments within Retail Support are Accounting Services, Logistics, Treasury, Taxation, Retail Property, Human Resources, Corporate Affairs, Information Technology, Legal, Risk Management and Compliance.

Finance

Coles Myer Finance Limited (“CMFL”), a wholly owned subsidiary, is the entity responsible for all funding and funds management for the Company. CMFL is the centralized treasury for Coles Myer which provides an integrated cash, debt and financial risk management service to Coles Myer, and operates in accordance with policies and authorities approved by the Board. CMFL operates as a managerial division of the Company, and not as a profit center.

As at July 27, 2003, the Company had no secured liabilities. The Company’s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the “Negative Pledge”), and acceptance by investors of complementary Trust Deeds for public issues of bonds and notes.

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

At July 27, 2003, all foreign currency borrowings were hedged to cover exposure to adverse exchange rate movements. Coles Myer’s interest rate risk management strategy is to have approximately 60% of core debt hedged at fixed interest rates beyond 12 months in maturity. Core debt represents the Company’s long term, non-seasonal debt. See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for a description of the Company’s hedging activities.

Credit Card Operations

On October 23, 2003, the Company launched the Coles Myer Limited SourceTM MasterCard, a general purpose credit card for use within all the Coles Myer businesses as well as externally wherever a MasterCard is accepted. The launch of this credit card followed a relaunch of the FlyBuysTM Program, which saw the doubling of standard FlyBuysTM points within participating Coles Myer brands from 1 point per $5 spend to 2 points per $5 spend. Customers using the Coles Myer Limited SourceTM MasterCard receive 1 FlyBuysTM point for every $1 spent on the Coles Myer Limited SourceTM MasterCard regardless of whether the purchase is within a Coles Myer brand or not. This means that customers shopping within a participating Coles Myer brand, who present their FlyBuysTM card with their Coles Myer SourceTM MasterCard when paying for the purchase will receive up to 7 FlyBuysTM points for each $5 of spend, one of the most attractive loyalty offerings in the market.

Most of the existing Coles Myer Store Card holders have been sent an invitation to upgrade to the Coles Myer SourceTM MasterCard and choose either the MasterCard loyalty offering described above or a low interest, no fee, no loyalty MasterCard. Card-holders may continue to use their Coles Myer Store Card. New customers can sign up in any Myer, Grace Bros, Target or Kmart store and shop on the same day, or they can apply via the Internet or by mail. GE Capital Finance Australasia Pty Ltd (“GE”), a subsidiary of General Electric Capital Corporation of the U.S., provides retail credit for customers of various Coles Myer brands, and for other retailers.

PURCHASING AND SUPPLIERS

All Coles Myer businesses have embraced the concept of developing a partnership approach with their suppliers to ensure customers have access to the quality, range and value they demand. The businesses are focused on developing mutually beneficial relationships with suppliers. This approach involves sharing plans and sales information, technologies and skills, and developing trust and cooperation with approximately 65,000 suppliers.

While the Company generally does not enter into long-term purchasing agreements, it has entered into a ten-year supply agreement in relation to petroleum products from the Shell Company of Australia. The pricing under the agreement is on commercially competitive and benchmarked terms.

Agreements are entered into for the supply of a large range of products. Orders are placed with suppliers depending on the sales and stock levels of the product. This method allows the Company to retain maximum flexibility to adjust to changes in retail markets.

No segment of the Company is reliant to any material extent on a single supplier or purchasing contract, other than detailed above. Coles Myer purchases substantial lines of Australian-made goods, but supplements its ranges with imported goods. The Australian Government formerly imposed tariffs on a wide variety of imported goods, however, these tariffs have been progressively reduced and from 1995 only selected imported goods remain subject to import duty.

The Company hedges against adverse foreign currency movements for directly imported goods.

COMPETITION

Coles Myer’s supermarkets operate in a particularly competitive retail sector. Coles and Bi-Lo compete against the large national Woolworths supermarket chain (operating as “Safeway” in Victoria). Independent operators, regional chains, and convenience and specialty stores provide further competition. During 2001, the German-based international supermarket chain Aldi commenced operations in Australia by opening its first supermarket in New South Wales, and has since opened stores in Victoria.

Liquorland competes against other non-brewery and brewery-affiliated retail chains, including those owned and operated by national retail chains, as well as sales of bottled liquor by pubs and single store liquor retailers.

The Company has a strong position in Australia in the discount store market through Kmart and the junior department store market through the Target and Target Country chains. These chains compete against other chains such as Woolworths’ Big W and Millers Retail for apparel, and against numerous operators of small chains or single specialty stores.

The department store brands, Myer and Grace Bros, face national competition from David Jones, Harvey Norman and Harris Scarfe, as well as a number of largely regional competitors. General competition is provided by specialty store operators and discount stores.

Competition between the Groups general merchandise and apparel Brands is minimized by clear and distinct strategic positioning of each Brand.

ADVERTISING AND PROMOTION

The Company’s brands are major advertisers in both print and electronic media.

Each of the brands selects their own advertising agencies to develop the creative concept and a variety of different strategies and media are utilized to accommodate the range of marketing programs across the Company.

Advertising expenditure in 2003 was A$383.8 million, which compares with A$323.0 million in 2002.

The Company has continued to centralize some key components of the advertising process to take advantage of economies of scale and new technology solutions.

The purchasing of media has been consolidated resulting in cost savings and process improvements.

In packaging design a similar model is used with all stages of the process managed internally being supported by external design studios.

The main marketing initiatives for 2003 included reshaping the Company’s loyalty offering, and the new advertising programs for Target, Myer Grace Bros, Coles, Bi-Lo and Kmart.

In July 2003 the Food & Liquor fuel offer was launched. It offers customers a rebate on their fuel purchases at Coles Express fuel outlets (formerly Shell branded sites). This is due for national rollout during 2004.

In September 2003, the Company upgraded and improved its FlyBuysTM loyalty program by doubling the day to day value proposition. Launched in 1994 (and modified in 1998), FlyBuysTM has over 2.4 million active member households (average 2.2 cards per household) as at October 31, 2003 and is a rich source of behavioral and demographic customer information.

In October 2003, the Company launched the Coles Myer SourceTM MasterCard in conjunction with GE Capital Australia. This program uses FlyBuysTM as its reward program and creates a strategic asset for use across the Company. This compliments the existing Coles Myer Card program.

Analysis of the Coles Myer Card and FlyBuysTM customer attributes and other customer activity continues to provide opportunities for growth through better targeted product and service delivery.

The high penetration of the Company’s loyalty programs and private label credit card also provides a rich source of information for customer relationship management initiatives.

RESEARCH & ANALYSIS

The Company provides its brands with access to information concerning the retail environment including customer insights, economic, social, and demographic trends, and competitor intelligence through a centralized research and analysis unit. This unit accesses and shares information, knowledge and expertise across the group leveraging our buying power and return on investment in information.

The Company strives to fully understand consumers and their needs and to identify appropriate opportunities to meet these needs in our stores. The research unit utilizes a wide variety of research methods to identify consumer needs including qualitative methods such as focus groups, accompanied shopping trips, ethnography, and quantitative studies such as brand, advertising and satisfaction tracking.

In keeping with our objective of being a customer-focused organization, in 2003 the Company commissioned an ongoing customer sentiment and brand positioning study that spanned the business units and their major competitors. This study will be used to measure our performance in meeting customer needs.

TRADING HOURS

Coles Myer and other large retail chains are permitted to trade seven days a week, including Sundays, in all state capitals but Perth, Western Australia. In the past year Southeast Queensland, the most populous section of that state, all of Tasmania and Adelaide in South Australia extended or harmonized their trading hours. These recent changes provide new trading opportunities for the Company. Perth and other regional areas of Australia allow Sunday trading in the central business districts and in many tourist areas.

REGULATION

The Australian Government has a pro-market competition policy. Due to its size and that it operates in important markets like grocery and fuel, Coles Myer attracts political and regulatory scrutiny. However, the current Government is not proposing legislative or policy changes that would materially or disproportionately impact Coles Myer.

The Trade Practices Act 1974 (the “Act”) is the Australian Federal legislation which impacts most directly and widely on the retail activities of Coles Myer, including the following areas:

Product Liability

Strict product liability exists in Australia. This regime is substantially based on the European Community Product Liability Directive and provides that a person who is injured, or whose property is damaged as a result of defective or unsafe goods, has a right to compensation from the manufacturer without the need to prove negligence or breach of contract. The Act provides that this regime cannot be excluded, restricted or modified by contract. This regime also substantially widens the classes of persons who might sue, and extends the definition of “manufacturer” to include “importer” as well as “supplier” in some circumstances.

Restrictive Trade Practices

In 1993, the Act was amended to prohibit acquisitions of shares or assets, which have the effect of substantially reducing competition, unless such acquisitions are authorized by the Australian Competition and Consumer Commission utilizing public benefit criteria.

A further amendment was an increase in penalties for contravention of Part IV (the Restrictive Trade Practices) of the Trade Practices Act. The penalties increased to a maximum of A$10 million for a body corporate, per offense, and a maximum of A$500,000 per offense for individuals.

Unconscionable Conduct

In 1998, the Act was further amended to introduce a specific prohibition against “unconscionable conduct in business transactions”. This amendment was introduced to provide small businesses with further protection in their commercial dealings with large corporations. This provision sets out several factors, which a Court must consider in determining whether unconscionable conduct has occurred. The provision originally only applied to transactions under A$1 million. However, in July 2001 the transactional limit was increased to A$3 million, which extends the coverage considerably.

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

A formal decision to consolidate has not yet been made, however, the consolidated financial statements have been prepared on the basis that the tax consolidation legislation has been adopted as of July 29, 2002. See also Note 5 to the consolidated financial statements included in Item 18.

Under tax consolidation rules, franking credits currently held within wholly owned Australian resident subsidiaries will be pooled and will be available to frank Coles Myer Ltd.’s dividends. All franking credits that arise after tax consolidation will belong to Coles Myer Ltd. and will be available to frank its dividends.

Changes have been made to the imputation system and, subject to certain conditions, Coles Myer Ltd is now able to determine the amount of franking credits that it will allocate to its dividends. Previously, dividends had to be franked to the maximum extent possible.

In practice, it is expected that Coles Myer Ltd. will continue to frank its dividends to the maximum extent possible.

INSURANCE

All businesses in the Company are covered for material losses by insurance policies, including but not limited to workers’ compensation, marine transit, property, public and product liability. All insurances are in excess of self-insured retentions.

The Company has a risk management program in place to assess appropriate levels of self-insurance. The material levels of self-insurance maintained by the Company are:

•	public and products liability where up to A$500,000 per claim is self-insured,

•	workers’ compensation in most Australian states where the Company self-insures up to A$1 million per event,

•	property insurance where the Company self-insures up to A$4 million in any one year.

As part of the risk management program, insurance that is procured externally is sourced from a portfolio of providers, which is monitored based on a minimum AAA Standard and Poors credit rating.

TRADEMARKS AND LICENSES

Trademarks

The Company is entitled, by virtue of a License Agreement with Kmart Corporation (“KMC”), to the exclusive right to use the “Kmart” name, service marks, and trade-marks in Australia and New Zealand. The license extends until 2018 with unlimited further renewals for five years at a time at the Company’s election. In consideration for the license, the Company pays an annual fee to KMC based on gross sales revenue per fiscal year, but not exceeding A$5 million for Australia and NZ$1 million for New Zealand.

Coles Myer has the right to exclusive use of all material trademarks and business names of its businesses referred to in this Annual Report in all its trading jurisdictions. Coles Myer is a licensee of the FlyBuysTM trademark.

Licenses

Liquor retailing and the operation of pubs in Australia are regulated by the respective State and Territory Governments. Strict licensing regimes operate in each state and territory, which require the CMLG brands (Liquorland, Vintage Cellars, Theo’s, Quaffers and Liquorland Hotels) to hold liquor licenses for each of their locations.

The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

C. ORGANIZATIONAL STRUCTURE

The Coles Myer Group consists of Coles Myer and its subsidiaries, which conduct business in Australia and New Zealand. A complete list of subsidiaries and their details can be found at Note 33 to the consolidated financial statements. Of these subsidiaries, the following were significant subsidiaries of Coles Myer at July 27, 2003:

•	Coles Supermarkets Australia Pty. Ltd.

•	Kmart Australia Ltd.

•	Myer Stores Ltd.

All the significant subsidiaries are wholly owned and incorporated in Australia.

D. PROPERTY, PLANT AND EQUIPMENT

As at July 27, 2003, the Company operated a total of 1,938 stores in Australia and New Zealand, with total selling area of approximately 45.0 million square feet. Properties include locations in downtown shopping areas, regional and minor shopping centers, strip retail locations, and freestanding stores.

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

At July 27, 2003, the Company’s owned property portfolio was recorded at A$414.1 million (2002: A$612.1 million), held either directly, or indirectly through investments in property joint ventures. The largest assets in this portfolio are the Cairns Central shopping center and the flagship Myer store in Melbourne. On March 10, 2003, the Company sold Sydney Central Plaza for A$372.8 million, net of transaction and sale related costs of A$17.2 million.

It is the Company’s policy to undertake revaluations of freehold and investment properties with sufficient regularity to ensure that the carrying amount of property does not differ materially from its fair value at balance date. This is in accordance with Australian Accounting Standards. The latest valuation, undertaken during 2003, resulted in a net increase in the aggregate book value of properties and investments in property trusts by A$83.5 million. This increment was primarily attributable to Sydney Central Plaza, which was revalued for interim reporting at January 26, 2003. See also Notes 1(i) and (j), and 11 to the consolidated financial statements included in Item 18.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report. Comparative amounts for 2002 and 2001 have been reclassified to ensure comparability with the current reporting period.

RETAIL TRADING ENVIRONMENT

The Australian economy continued to perform well during the 2003 financial year. However, the impact of a weak global economy and the drought in Australia over the first half of 2003 constrained overall growth.

Nevertheless, the domestic economy was strong 1 as low interest rates supported strong consumer spending and a housing boom over the last two years.2 Looking forward, the Reserve Bank of Australia expects stronger and more balanced growth in the Australian economy.3

Household consumption was a key driver of economic growth in 2002/03 supported by income growth, historically low interest rates and a solid increase in household wealth associated with rising house prices.4 Consumer sentiment in Australia increased steadily from the Iraq war lows in March 2003. In November 2003, consumer sentiment in Australia remained strong to be 18.5% higher than in March 2003, despite a rise in interest rates..5

In 2002/03 nominal retail sales for food and non-food was up 6.3% and 6.4% respectively. 6 Food retailing rose strongly, assisted by strong demand-side price pressures resulting from the drought in Australia. Non-food retailing has had a strong period, but may ease as housing construction and house prices ease. 7

Real retail turnover rose 4.6% in the year to June 2003, easing from the 5.3% recorded in the previous year8, reflecting higher fuel prices and effects on consumer sentiment from factors such as the Bali bombing, Iraq and the SARS epidemic. However, the slowdown was mild reflecting good job growth, strong housing activity and the run down of savings by consumers.

The strength in the domestic economy is reflected in the Company’s result for 2003. Nominal retail sales have continued to grow, with nominal sales growth of 5.3% in the Food & Liquor group (excluding exited businesses), and 7.2% across the traditional General Merchandise and Apparel brands.

[1]	Reserve Bank of Australia (10 November 2003) ‘Statement on Monetary Policy’, p. 19.
[2]	BIS Shrapnel (September 2003) ‘Long Term Forecasts – Overview’, p. iii.
[3]	Reserve Bank of Australia (10 November 2003) ‘Statement on Monetary Policy’, p. 19.
[4]	Treasury (Spring 2003) ‘Economic Roundup: 2002/03 in review: continued growth despite global weakness’.
[5]	Westpac-Melbourne Institute (November 2003) ‘Consumer Sentiment Index’.
[6]	Access Economics (August 2003) ‘Economic and Market Planning Guidelines’, p. 21.
[7]	Access Economics (October 2003) ‘Retail Outlook (presentation to CML)’.
[8]	Access Economics (August 2003) ‘Economic and Market Planning Guidelines’, p. ii. Real data has the effect of inflation removed.

Access Economics forecasts real retail turnover growth will slow further to 2.7% for the year ending June 2004 as spending slows due to a mild downturn in new housing starts (prompting a cyclical downturn in spending on durables) and possible interest rate rises through 2004.9 However, the slowdown is anticipated to be modest by historical standards and real retail sales are expected to recover to 3.0% growth in 2004/05 as the world economy picks up and improves local incomes.10

CRITICAL ACCOUNTING POLICIES

During December 2001, the SEC issued disclosure guidance for “critical accounting policies”, meaning those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods.

The Company’s significant accounting policies are described in Note 1 to the consolidated financial statements. Not all of these significant policies require management to make difficult, subjective or complex judgments or estimates. The following disclosure is intended to provide an enhanced level of understanding of the policies that could be deemed to be critical, and their impact on Coles Myer’s consolidated financial statements. These judgments involve assumptions or estimates in respect of future events, which can vary from what is forecast. However, the Company believes that its consolidated financial statements and its ongoing review of the estimates and assumptions utilized in preparing those consolidated financial statements, is appropriate to provide a true and fair view of Coles Myer’s financial performance and position over the relevant period.

The following are considered critical accounting policies of Coles Myer:

Accounting for provisions

Employee entitlements

The provision for employee entitlements is determined based on various assumptions, including but not limited to, future increases in wage and salary rates, employee retention rates, and the timing of future payments.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognized. The provision for onerous contracts is determined based on the excess of estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract.

Workers’ compensation and self-insurance

The provisions for workers’ compensation and self-insurance are determined based on various assumptions, including but not limited to, future inflation, investment return, average claim size and claim administration expenses.

The Company’s estimated cash flows for employee entitlements, onerous contracts, workers’ compensation and self-insurance are based on historical experience and knowledge of the market in which it is operating. These estimates, however, project several years into the future and are affected by variable economic and demographic factors that are outside the control of the Company. It is possible that the final settlement of these provisions may vary from the Company’s estimate.

[9]	Access Economics (October 2003) ‘Retail Outlook (presentation to CML)’.
[10]	Access Economics (August 2003) ‘Economic and Market Planning Guidelines’, p. i.

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

Carrying value of non-current assets

The carrying value of all non-current assets does not exceed their recoverable amount. Recoverable amount is determined by reference to the amount expected to be recovered from the discounted net cash flows arising from the assets’ continued use and subsequent disposal. Each reporting period, the Company reviews the non-current assets for possible impairment issues. If impairment issues are found, the Company is required to make an assessment as to whether the carrying amount of the asset identified remains fully recoverable. In making this assessment, the Company compares the current carrying value to the market value where available or the value in use. Determination of the value in use requires the Company to make assumptions and use estimates. The historical experience of the Company has shown that management’s judgment on these issues has been reasonably accurate. The Company considers the assumptions used in the calculation to be reasonable and supportable in the existing economic environment.

Volume rebates

Effective July 29, 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”). Refer Note 2 to the consolidated financial statements included in Item 18.

OFF BALANCE SHEET ARRANGEMENTS

The Company has investments in the following associated entities, which are accounted for under the equity method:

•	CMS General Trust – trust arrangement that owns and operates the Cairns Central Shopping Center.

•	FlyBuysTM Partnership – a customer loyalty program whereby customers accumulate points on their shopping purchases in order to redeem awards such as free travel and accommodation.

•	Quids Technology Pty. Ltd. – a software developer involved in developing software for two of the Company’s retail businesses.

Refer to Note 10 to the consolidated financial statements included at Item 18, for further details.

Additionally, the Company has contracted, non-cancelable lease expenditure commitments not provided for in this financial report. For the purposes of U.S. GAAP, transactions relating to certain of these leases are adjusted. Further details of these commitments are outlined in Commitments for Expenditure on page 37 and in Note 25 to the consolidated financial statements included at Item 18.

CONSOLIDATED RESULT

2003 compared with 2002

Dividend

A fully franked final dividend of A$0.125 per share was declared on all fully paid ordinary shares registered as at October 17, 2003, and paid on November 10, 2003. The final dividend, combined with the interim dividend of A$0.135 per share, represented an annual dividend of A$0.26 per share. This represents an increase of A$0.005 per share over the 2002 annual dividend.

Sales

Retail sales in 2003 increased 5.2% to A$27,016.6 million from A$25,688.7 million in 2002. GST is not included in reported sales.

Profit before interest and tax

The Company’s 2003 profit before interest and tax was A$672.0 million for the 52 weeks ended July 27, 2003, which represents an increase of 20.5% from A$557.7 million in 2002. After adjusting for the impact of the accounting policy changes, the Kmart New Zealand onerous lease provision reversal and the profit on sale of Sydney Central Plaza, the 2003 profit before interest and tax would have been A$717.7 million, which represents an increase of 28.7% from 2002.

Proceeds from the sale of non-current assets was A$392.5 million, the net book value of which was A$416.8 million, resulting in a loss on disposal of A$24.3 million. Proceeds from the sale of Sydney Central Plaza comprise A$372.8 million (net of transaction and sale-related costs of A$17.2 million), with a profit on sale of A$5.5 million.

There were three accounting policy related changes that impacted the 2003 result:

Supplier Promotional Rebates

As a result of the change in accounting policy for supplier promotional rebates, other revenues from operating activities have fallen from A$650.6 million to A$17.7 million. Rebates that were previously recorded as other revenue from operating activities have now been recorded as a reduction in inventory deferring the recognition of the income to when the inventory is sold, at which time it is recorded as a reduction in cost of goods sold. The impact of this adjustment was a reduction to profit before interest and tax by A$79.3 million in 2003. The impact on adoption of the change at July 29, 2002 was A$76.5 million.

Logistics expenses

Consistent with other logistics expenses, logistics administration expenses are now capitalized into inventory deferring the expense to when the inventory is sold. Previously, these costs were expensed as incurred. The impact of this adjustment was an increase to profit before interest and tax by A$5.0 million.

Amortization of liquor licenses

Liquor licenses are now considered to have an indefinite life, and as a consequence no amortization has been charged in 2003. Previously, liquor licenses had been amortized over 20 years. The impact of this adjustment was an increase to profit before interest and tax by A$10.3 million.

In 2001 a provision was established for onerous leases attached to Kmart stores in New Zealand. This provision is re-measured each reporting period, and as a result of improved trading conditions the provision has been partially reversed increasing profit before interest and tax by $12.8 million.

The proportion of total sales represented by cost of goods for the 2003 year was 72.6% compared with 75.6% in 2002. This reduction is primarily due to the change in accounting policy for rebates discussed above. The proportion of selling and occupancy and administrative expenses to total sales was 24.1% (2002 24.5%).

Interest and Tax

Net interest expense decreased from A$75.5 million in 2002 to A$63.2 million in 2003, with the Company benefiting from reduced debt levels and lower interest rates. This includes A$3.7 million (2002: A$12.4 million) in interest received by the Company from the Coles Myer Employee Share Plan for the funding facility, first provided by the Company in 1994. Refer page 54 for further details of the Coles Myer Employee Share Plan. Interest income relating to this facility is difficult to predict, as the Plan relies on funds from the exercise of options and dividend income. The average finance rate increased to 6.4% in 2003 from 6.2% in 2002.

The effective tax rate for 2003 was 30.8% (2002: 28.5%). The differences from the statutory rate of 30% are explained in Note 5 to the consolidated financial statements included at Item 18.

Net profit

The Company’s Australian GAAP net profit increased from A$345.0 million in 2002 to A$421.1 million.

The Company’s U.S. GAAP net profit increased from A$310.7 million in 2002 to A$390.9 million in 2003. The difference between the 2003 Australian GAAP net profit and U.S. GAAP net profit is detailed in Note 31 to the consolidated financial statements included at Item 18.

2002 compared with 2001

Dividend

A fully franked final dividend of A$0.12 per share was declared on all fully paid ordinary shares registered as at October 18, 2002, and paid on November 11, 2002. The final dividend, combined with the interim dividend of A$0.135 per share, represented an annual dividend of A$0.255 per share. This was consistent with the 2001 interim and final dividends, however, 2001 also included a special dividend of A$0.10 cents per share, which was not repeated in 2002.

Sales

Retail sales in 2002 increased 8.0% to A$25,688.7 million from A$23,779.6 million in 2001. GST is not included in reported sales.

Profit before interest and tax

The Company’s 2002 profit before interest and tax was A$557.7 million for the 52 weeks ended July 28, 2002, which represents an increase of 76.0% from A$316.9 million in 2001. The increase was due to reduced operating costs and the absence of significant one-time charges that impacted 2001.

During 2001, charges relating to restructuring, asset write-downs and onerous contracts amounted to A$245.9 million. This was partially offset by the favorable impact of A$55.3 million resulting from changes in accounting policies for inventory costing and stamp duty capitalization.

After adjusting for these one-time charges and the accounting policy changes, profit before interest and tax for 2002 represents an increase of 9.9%.

The proportion of total sales represented by cost of goods for the 2002 year was 75.6% compared with 74.7% in 2001. The proportion of selling and occupancy and administrative expenses to total sales was 25.0% (2001 26.9%).

Interest and Tax

Net interest expense decreased from A$108.7 million in 2001 to A$75.5 million in 2002, with the Company benefiting from reduced debt levels and lower interest rates. This includes A$12.4 million (2001: A$6.7 million) in interest received by the Company from the Coles Myer Employee Share Plan for the funding facility, first provided by the Company in 1994. Refer page 54 for further details of the Coles Myer Employee Share Plan. Interest income relating to this facility is difficult to predict, as the Plan relies on funds from the exercise of options and dividend income. The average finance rate decreased to 6.2% in 2002 from 6.7% in 2001.

The effective tax rate for 2002 was 28.5% (2001: 32.7%). This was predominantly due to the fall in the Australian corporate tax rate from 34% to 30% during 2002.

Net profit

The Company’s Australian GAAP net profit increased from A$140.2 million in 2001 to A$345.0 million.

The Company’s U.S. GAAP net profit increased from A$166.5 million in 2001 to A$310.7 million in 2002. The difference between the 2002 Australian GAAP net profit and 2002 U.S. GAAP net profit is detailed in Note 31 to the consolidated financial statements included at Item 18.

RETAIL RESULT

Food & Liquor Group

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	16,538.6	15,892.4	4.1%
Segment result (A$M)	563.2	543.0	3.7%
Stores	1,305	1,179	10.7%
Selling area (M.sq.ft)	16.235	15.244	6.5%

At July 27, 2003, the Food and Liquor operations comprised Supermarkets (Coles, Bi-Lo and Pick ‘n’ Pay), and Liquorland (including Vintage Cellars, ALG, Quaffers and Theo’s) which collectively accounted for 61.2% of the Company’s total sales in 2003 (2002: 61.9%).

Retail sales for this group increased by 4.1% to A$16,538.6 million (2002: A$15,892.4 million). After adjusting for sales relating to Red Rooster (business exited in May 2002), sales increased by 5.3% from A$15,711.1 million to A$16,538.6 million.

The segment result (profit before interest and tax) increased by 3.7% to A$563.2 million (2002: A$543.0 million). After adjusting for accounting policy changes of A$34.0 million in 2003 relating to liquor licenses, rebates and logistics, and losses from the exited business of A$2.5 million in 2003 and A$11.3 million in 2002, the segment result would have been A$599.7 million for 2003 and A$554.3 million in 2002, representing an increase of A$45.4 million, or 8.2%.

While sales were impacted by our major competitor’s intensified fuel discounts during the year, sales growth momentum increased in the fourth quarter. This reflected the early impacts of customer initiatives in price perception, fresh produce and house brands, most of which are yet to be fully implemented.

Continued focus on efficiency initiatives has underpinned and enabled solid growth, with both our supermarket and liquor businesses improving their margins over the year. The result reflects improvements in shrinkage and waste, reduced product cost and strong growth of our higher margin house brands in both Coles and Bi-Lo. These initiatives, together with reinvestment of the shareholder discount reduction, have enabled the Brands to further improve price competitiveness.

The store expansion program continued during the year, with 42 new supermarkets, 92 new liquor stores and six new hotels. This included the strategic acquisition of Theo’s Liquor in NSW, which was settled on May 26.

2002 compared with 2001

	2002	2001	Change
Sales (A$M)	15,892.4	14,468.6	9.8%
Segment result (A$M)	543.0	509.0	6.7%
Stores	1,179	1,360	(181)
Selling area (M.sq.ft)	15.244	14.500	5.1%

At July 28, 2002, the Food and Liquor operations comprised Supermarkets (Coles, Bi-Lo, Pick ‘n’ Pay, Newmart, and Coles Express) and Liquorland (including Vintage Cellars, ALG and Quaffers), which collectively accounted for 61.9% of the Company’s total sales in 2002 (2001: 60.8%). Red Rooster was sold on May 27, 2002.

Retail sales for this group increased by 9.8% to A$15,892.4 million (2001: A$14,468.6 million). After adjusting for sales relating to Red Rooster (business exited in May 2002), sales increased by 10.3% from A$14,245.8 million to A$15,711.1 million.

The segment result increased by 6.7% to A$543.0 million (2001: A$509.0 million). After adjusting for accounting policy changes of A$19.8 million in 2001 relating to inventory costing and stamp duty capitalization and the losses from the exited business of A$11.3 million in 2002 and $A1.9 million in 2001, the segment result would have been A$554.3 million for 2002 and A$491.1 million in 2001, representing an increase of A$63.2 million, or 12.9%.

Increased sales growth was achieved in our supermarkets, which was aided by the acquisition of 35 new stores acquired from Franklins, a previous competitor that closed or sold all of their stores during the year. Excluding the Franklins acquisition, 16 new stores were opened across Australia.

Liquorland continued to grow aided by the acquisition of the Leda Hotel Chain (Leda) and Australian Liquor Group (ALG) in late 2001. These stores were “re-branded” during 2002 as either Liquorland or Vintage Cellars.

Red Rooster is a fast food chain focusing on a menu of chicken-based products. On May 27, 2002, CML sold this business to Australian Fast Foods Pty Ltd for A$65.0 million.

At the time of sale, CML operated 247 Red Rooster stores throughout Australia.

Kmart and Officeworks

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	4,369.5	3,904.4	11.9%
Segment result (A$M)	103.8	62.4	66.3%
Stores	298	272	26
Selling area (M.sq.ft)	11.470	10.687	7.3%

At July 27, 2003, Kmart and Officeworks included Kmart Garden Super Centers, Kmart Tyre and Auto, Tyremaster, Officeworks Direct and Viking. The 2002 numbers have been restated to include Officeworks Direct, having previously been included in Emerging Businesses.

Sales for this group, including inter-segment sales of A$0.9 million in 2003 and A$0.8 million in 2002, increased by 11.9% to A$4,369.5 million (2002: A$3,904.4 million).

The segment result increased by 66.3% to A$103.8 million (2002: A$62.4 million). After adjusting for accounting policy changes of $12.6 million in 2003 relating to rebates and logistics, the segment result would have been A$116.4 million for 2003, representing an increase of A$54.0 million, or 86.5%. Included in these results is a credit of A$12.8 million relating to a reversal in the Kmart New Zealand onerous lease provision, which has resulted from improved trading conditions in New Zealand. After further adjusting for the impact of this reversal, the segment result would have been A$103.6 million.

Kmart’s strong result was a direct reflection of the strategy put in place last year to move the Brand to the leadership position in discount department store retailing. Key sales drivers included entertainment, consumables and toys and leisure.

The store refurbishment program has progressed to plan, with wider aisles and lower fixtures improving the in-store experience for customers. Kmart opened four new full-service stores and four Garden Super Centers over the year.

The Officeworks result reflects strong sales growth, improved merchandise mix, increased buying synergies with the Viking acquisition and efficient business practices.

The Officeworks network continued to expand, with 10 stores opened during the year.

2002 compared with 2001

	2002	2001	Change
Sales (A$M)	3,904.4	3,600.5	8.4%
Segment result (A$M)	62.4	(2.0)
Stores	272	272	NIL
Selling area (M.sq.ft)	10.687	10.675	1.2%

At July 28, 2002, Kmart and Officeworks included Kmart Tyre and Auto, and Tyremaster. The 2002 and 2001 numbers have been restated to include Officeworks Direct, having previously been included in Emerging Businesses.

Sales increased by 8.4% to A$3,904.4 million (2001: A$3,600.5 million). The segment result increased by A$64.4 million to A$62.4 million (2001: A$2.0 million loss). The increase was due to reduced operating costs and the absence of one-time charges that impacted 2001.

During 2001, charges relating to restructuring, asset write-downs and onerous contracts amounted to A$76.1 million. This was partially offset by the favorable impact of A$12.5 million resulting from changes in accounting policies for inventory costing and stamp duty capitalization.

After adjusting for these one-time charges and the accounting policy changes, the segment result increased from A$61.6 million in 2001 to A$62.4 million in 2002.

Kmart’s earnings fell in the first half of 2002 with the introduction of a new pricing structure to regain market competitiveness, in line with its lowest price guarantee policy. While it was clear that the offsetting cost savings would not be realized immediately, the decision to reduce prices was made to lift market share, despite short-term margin weakness.

The second half of the year saw Kmart’s performance improve significantly. Strong sales growth across apparel and hardline categories were driven by growing customer acceptance of range enhancements and more focused marketing, underpinned by the new pricing policy.

The quality of Kmart’s sales mix also improved over the second half, with regular sales growing at more than double the rate of promotional sales in the fourth quarter. Combined with progressive cost reductions, Kmart’s margins improved considerably over the period.

Officeworks delivered another impressive performance in a competitive market, with the network increasing from 51 to 59 stores across Australia.

Myer Grace Bros and Megamart

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	3,239.9	3,243.2	(0.1)%
Segment result (A$M)	5.0	(26.5)
Stores	72	72	NIL
Selling area (M.sq.ft)	8.618	8.474	1.7%

Sales for this group decreased by 0.1% to A$3,239.9 million (2002: A$3,243.2 million).

The segment result increased by A$31.5 million to A$5.0 million (2002: A$26.5 million loss). After adjusting for accounting policy changes of A$15.3 million in 2003 relating to rebates and logistics, the segment result would have been A$20.3 million for 2003, representing an increase of A$46.8 million.

Sales were impacted during the year by the temporary closure of the Bondi Myer store in New South Wales and shareholder discount reduction. The quality of sales and inventory has shown solid improvement, reflecting enhancements to merchandise assortments and in-store execution, planned and strategic marketing and more efficient capital investment.

Megamart produced another year of strong sales growth, with the opening of new stores in Auburn and Casula in Sydney and Narre Warren in Melbourne.

2002 compared with 2001

	2002	2001	Change
Sales (A$M)	3,243.2	3,106.5	4.4%
Segment result (A$M)	(26.5)	(21.7)	22.1%
Stores	72	73	(1)
Selling area (M.sq.ft)	8.474	8.483	(0.1)%

Sales increased by 4.4% to A$3,243.2 million (2001: A$3,106.5 million). The segment loss increased by 11.7% to A$23.0 million (2001: A$20.6 million).

During 2001, charges relating to restructuring and asset write-downs amounted to A$44.9 million. This was partially offset by the favorable impact of A$11.8 million resulting from changes in accounting policies for inventory costing and stamp duty capitalization.

Included in the 2002 result is a A$9.0 million write-down of computer software assets.

After adjusting for these one-time charges and the accounting policy changes, the segment result represents a deterioration of A$28.9 million from a profit of A$11.4 million in 2001 to a loss of A$17.5 million in 2002.

Myer Grace Bros’s (MGB) performance reflects poor apparel sales during the second half of the year. This required a more aggressive promotional program to sustain sales momentum and to clear winter merchandise in season. This significantly weakened margins.

Target

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	2,646.9	2,422.4	9.3%
Segment result (A$M)	89.9	51.7	73.9%
Stores	254	259	(5)
Selling area (M.sq.ft)	8.633	8.561	0.8%

Sales increased by 9.3% to A$2,646.9 million (2002: A$2,422.4 million).

The segment result increased by 73.9% to A$89.9 million (2002: A$51.7 million). After adjusting for accounting policy changes of A$2.1 million in 2003 relating to rebates and logistics, the segment result would have been A$92.0 million for 2003, representing an increase of A$40.3 million, or 78%.

Target has delivered on its strategy of on-trend, affordable, high quality ranges and executing rapid sell-through within each season. Customers have responded very well to our exciting and fashionable offer, reflecting our speed to market with new merchandising trends, improved in-store execution and a more customer friendly shopping environment.

The improved result reflects better management of product cost and promotional programs, combined with strong inventory control.

2002 compared with 2001

	2002	2001	Change
Sales (A$M)	2,422.4	2,380.7	1.8%
Segment result (A$M)	51.7	(100.0)
Stores	259	262	(3)
Selling area (M.sq.ft)	8.561	8.522	0.5%

Sales increased by 1.8% to A$2,422.4 million (2001: A$2,380.7 million).

The segment result improved by A$151.7 million to A$51.7 million (2001: A$100.0 million loss). The increase was due to reduced operating costs and the absence of one-time charges that impacted 2001.

During 2001, charges relating to restructuring and asset write-downs amounted to A$97.2 million. This was partially offset by the favorable impact of A$11.8 million resulting from changes in accounting policies for inventory costing and stamp duty capitalization.

After adjusting for these one-time charges and the accounting policy changes, the segment result for 2002 represented an improvement of A$66.3 million from a loss in 2001 of A$14.6 million to a profit of A$51.7 million in 2002.

The result was underpinned by strong performances across all apparel categories at much improved margins. This compared with aggressive markdowns of excess stock in 2001.

Toys were a key performer, with the 2002 winter toy sale being the most successful ever at Target. Range improvements in the home and entertainment categories have also achieved encouraging sales results.

Emerging Businesses

2003 compared with 2002

	2003	2002	Change
Retail sales (A$M)	254.1	253.0	0.4%
Segment result (A$M)	(10.9)	(15.3)	28.8%
Stores	9	5	4
Selling area (M.sq.ft)	0.03	0.02

The aim of this segment is to drive the evolution of new business channels, technologies and ideas. This segment includes the businesses of Coles Online, Myer Direct, Harris Technology, Liquorland Direct, Kmart Online and Target Online. The 2002 numbers have been restated to exclude Officeworks Direct, which is now included in Kmart and Officeworks. Myer Direct was sold on November 27, 2001 with settlement effective at the end of January 2002.

Sales increased from A$253.0 million to A$254.1 million (including intersegment sales of A$31.5 million in 2003 and A$25.9 million in 2002), an increase of A$1.1 million, or 0.4%. After adjusting for sales relating to Myer Direct (business exited in January 2002), sales increased from A$213.4 million to A$254.1 million.

The segment result has improved by 28.8% to a loss of A$10.9 million (2002: A$15.3 million loss). After adjusting for the exited business the segment result would have been a A$14.2 million loss for 2002. After adjusting for the exited business the 2003 segment result represented an improvement of A$3.3 million.

Harris Technology continued to increase its market share in the PC reseller market and opened four new business centers. Coles Online benefited from strengthened marketing activity following an agreement to out-source pick, pack and delivery services from Australia Post.

2002 compared with 2001

	2002	2001	Change
Retail sales (A$M)	253.0	244.4	3.5%
Segment result (A$M)	(15.3)	(50.1)	69.5%
Stores	5	10	(5)
Selling area (M.sq.ft)	0.02	0.07

The 2002 and 2001 numbers have been restated to exclude Officeworks Direct, which is now included in Kmart and Officeworks. Myer Direct was sold on November 27, 2001 with settlement occurring on February 1, 2002.

The segment result improved by A$34.8 million to a loss of A$15.3 million (2001: A$50.1 million loss). The improvement was due to reduced operating costs and the absence of one-time charges that impacted 2001.

During 2001, charges relating to asset write-downs amounted to A$22.4 million. After adjusting for these one-time charges and the exited business, the segment result for 2002 represents an improvement of A$2.7 million.

Customer acceptance of Coles Online and Harris Technology resulted in increased sales during 2002, despite the settlement of the sale of Myer Direct.

This segment was responsible for the release of the “Coles Myer Credit Card” during 2002, which became Australia’s largest private label credit card with over 1.7 million cardholders. This new card consolidated the existing brand-based cards across the group into one single card, with the aim of providing more convenience to our customers and cost efficiencies to the Company as a whole.

Property and Unallocated

2003 compared with 2002

Property and Unallocated includes income derived from the Company’s property portfolio, and unallocated corporate costs that are not directly attributable to the retail brands.

Contributing to the results of the property division are primarily rental income from the Company’s property portfolio and any gains/losses arising from property disposals. Unallocated corporate costs primarily relate to head office costs, such as services provided by the executive team, secretarial, group accounting, taxation and treasury.

Property and Unallocated segment loss increased by 37.2% from A$57.6 million in 2002 to A$79.0 million in 2003. This loss does not include any direct retail expenses, which are charged by Retail Support Services to the retail brands by way of Service Level Agreements.

Unallocated or corporate related expenses rose during the year due to additional costs associated with the Annual General Meeting in November 2002 and restructuring and project costs.

A net gain from property disposals of A$6.9 million was recorded in 2003 compared with A$15.0 million in 2002. The book value of the property portfolio at year-end was A$414.1 million (2002 A$612.1 million). As a result of the sale of Sydney Central Plaza during the year, rental incomes have also declined.

2002 compared with 2001

The Property and Unallocated segment loss increased by 214.8% from A$18.3 million in 2001 to A$57.6 million in 2002. This loss does not include any direct retail expenses, which are charged by Retail Support Services to the retail brands by way of Service Level Agreements.

Unallocated or corporate related expenses rose during the year due to one-off and irregular types of expenses. These included executive changeover costs, special projects and consultants’ costs and higher shareholder costs due to the review of the Shareholder Discount Card.

Property disposal cash proceeds of A$28.9 million were received during 2002, compared with A$106.7 million during 2001 as less property was sold during the year. Property rental income increased from A$31.7 million in 2001 to A$37.8 million in 2002. A net gain from property disposals of A$15.0 million was recorded in 2002 compared with A$21.6 million in 2001. The book value of the property portfolio at the end of 2002 was A$612.1 million (2001 A$631.1 million).

B. LIQUIDITY AND CAPITAL RESOURCES

Cash Flow information

A$ million	2003	2002
Net cash inflow from operating activities	1,178.4	1,118.0
Net cash outflow from investing activities	(437.2)	(445.4)

Free cash flow	741.2	672.6
Net cash outflow from financing activities	(712.5)	(384.7)

Net increase in cash held	28.7	287.9

Net cash inflow from operating activities increased by A$60.4 million, reflecting the improvement in the segment results.

Net cash outflow from investing activities of A$437.2 million comprises A$625.2 million (2002: A$507.7 million) of capital expenditure on property, plant and equipment, and A$241.7 million (2002: A$70.4 million) on business acquisitions, predominantly related to the acquisition of Theo’s and Viking in 2003. Disposal of assets realized A$417.5 million in 2003 compared with A$91.2 million in 2002. Proceeds in 2003 are primarily attributable to the sale of Sydney Central Plaza, a significant freehold property, for A$372.8 million (net of transaction and sale-related costs of A$17.2 million).

Net cash outflow from financing activities of A$712.5 million comprise A$287.6 million (2002: A$285.3 million) in cash payments for dividends, and the net reduction in interest bearing debt of A$424.9 million (2002: A$98.0 million).

Capitalization

A$ million	2003	2002
Cash	905.5	866.0

Bank overdraft	10.8
Other loans		15.3

Short-term debt	10.8	15.3

Foreign currency loans	7.5	18.1
Foreign currency bonds and notes	452.4	644.3
Bonds and notes under domestic and international facilities	600.0	600.0
Domestic bank loans		327.2
Other		0.4
Net value of currency swaps hedging foreign currency borrowings	83.4	(37.2)

Long-term debt	1,143.3	1,552.8

Shareholders’ equity	3,799.2	3,338.8

Total Capitalization*	4,953.3	4,906.9

*	Total capitalization consists of short-term debt, long-term debt and shareholders’ equity.

Total long-term debt was A$1,143.3 million at July 27, 2003, compared with A$1,552.8 million at July 28, 2002. The reduction is primarily a result of the disposal of Sydney Central Plaza. The weighted average debt duration at July 27, 2003, was 1.6 years (2002: 2.5 years). For a summary of the maturity profile of long-term liabilities, refer Note 18 of the consolidated financial statements.

Net debt (total debt less cash) at July 27, 2003 was A$248.6 million, 64.6% lower than A$702.1 million at July 28, 2002. The gearing ratio of net debt to total capital (being net debt to net debt and equity) decreased from 17.5% at July 28, 2002 to 6.2% at July 27, 2003. Net borrowing costs decreased by 16.3% to A$63.2 million. Net borrowing costs cover ratio increased from 7.5 times to 10.8 times. The average finance rate increased from 6.2% at July 28, 2002, to 6.4% at July 27, 2003.

Working capital was A$1,074.9 million at July 27, 2003, which represented a decrease of A$22.3 million. The Company is of the opinion that this level of working capital will be sufficient for its present requirements.

Coles Myer has relationships with seven major domestic and international banks, which at July 27, 2003 provided A$580.0 million of committed undrawn standby facilities. In addition, the Company has a range of relationships with other major banks and investment banks, which provide it with transactional and advisory services.

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

The Company operates a centralized system for management of foreign exchange risk associated with merchandise imports. This system involves the Company’s centralized treasury function implementing hedges for merchandise imports as soon as a firm order for the merchandise is advised, thereby eliminating the exposure to exchange rate fluctuations. Similarly, foreign exchange risk associated with the importation of non-merchandise and capital equipment is fully hedged at the time that a firm commitment is made for the equipment.

Exposure to interest rates is actively managed. At July 27, 2003, fixed interest rates applied to 52% of interest bearing debt.

See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Capital Management Initiatives

On October 12, 2000 the Company announced an on-market buy-back program of up to 30 million shares to be undertaken when appropriate depending on market conditions and the Company’s desired financial profile.

During the period July 30, 2001 to August 10, 2001, the Company purchased 222,322 ordinary shares on-market. The shares were acquired at an average price including incidental costs of A$6.44 per share, with prices ranging from A$6.10 to A$6.60. The total cost of A$1,430,699, including $1,328 of transaction costs, was deducted from ordinary share capital. The Company had previously purchased 1,374,718 shares on-market during the 2001 financial year.

At July 27, 2003, an on-market buy-back program remained in place, with 28.4 million shares remaining of the original approved facility.

ReCAPS

At the Company’s Annual General Meeting of Shareholders on November 22, 2000, shareholders approved an amendment to the Company’s Constitution to include the authority required by the Corporations Law to undertake an issue of preference shares.

As a result of this approval, the Company proceeded with an offering in Australia of ReCAPS – reset convertible preference shares—that listed on the Australian Stock Exchange on December 19, 2000. No action was taken to register or qualify the ReCAPS or the offer or otherwise permit a public offering of the ReCAPS in any jurisdiction outside Australia. The issue raised A$700 million.

The key features of ReCAPS include:

•	A fully franked dividend for the first five years of 6.5% on an issue price of A$100 per share.

•	Flexibility to convert after five years into Coles Myer ordinary shares with a value (based on the previous twenty business days) of at least A$105.

•	Participation in any increase in Coles Myer’s ordinary share price above A$10.88.

Commitments for Expenditure

A summary of the Company’s contractual obligations, including debt service obligations as at July 27, 2003 is set out in the table below:

A$ million	Less than one year	One to five years	Greater than five years	Total
Long-term debt		1,093.3	50.0	1,143.3
Capital expenditure (1)	222.1	12.3		234.4
Operating leases (2)	846.9	3,108.9	4,633.6	8,589.4

Total contractual obligations	1,069.0	4,214.5	4,683.6	9,967.1

(1)	Amounts principally relate to building and fixture contracts for new stores and shopping centers.
(2)	Amounts relate to non-cancelable lease expenditure.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

D. TREND INFORMATION

Relevant industry and market trends are discussed for the Company as a whole and for each business segment in Item 5A “Operating Results”.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The Directors of Coles Myer are vested with the management and control of the business and affairs of the Company. The Constitution of Coles Myer provides that there shall be such number of Directors, not less than five nor more than 19, as the Directors may determine. As at December 1, 2003, there were ten directors, of whom one was an Executive Director.

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

Board Changes and Composition

Details of the Directors in office at December 1, 2003, were:

Name	Office	Initially elected or appointed	Retires
Richard H. Allert, AM	Chairman	1995	2006 (3)
John E. Fletcher	Managing Director and Chief Executive Officer	2001	n/a (1)
Patricia (Patty) E. Akopiantz	Director	2001	2004
Ronald K. (Keith) Barton	Director	2003	2006 (3)
William (Bill) P. Gurry, AO	Director	2001	2006 (3)
Anthony (Tony) G. Hodgson	Director	2003	2006 (3)
Mark M. Leibler	Director	1995	2005 (2)
Sandra V. McPhee	Director	2003	2006 (3)
Martyn K. Myer	Director	1996	2004
John M. (Michael) Wemms	Director	2003	2006 (3)

(1)	In accordance with Article 35 of the Company’s Constitution, the Managing Director is not subject to retirement by rotation.
(2)	In accordance with Article 35 of the Company’s Constitution, Mark M. Leibler will retire in 2004.
(3)	In accordance with Article 35 of the Company’s Constitution, 3 of these directors will be brought forward to retire in 2005.

At the 2003 AGM Mr. Richard (Rick) H. Allert, Mr. William (Bill) P. Gurry, Mr. Ronald K. (Keith) Barton, Mr. Anthony (Tony) G. Hodgson, Ms. Sandra V. McPhee and Mr. John M. (Michael) Wemms were appointed directors for a maximum of three years. Mr. Richard M. Charlton retired effective November 26, 2003.

In addition to the Directors, the Company has a group of senior managers who are responsible for all operational and administrative functions of the business.

Senior management of Coles Myer who were not Directors at December 1, 2003, were as follows:

Name	Position	Appointed to current position	Joined Company
Joe Barberis	Managing Director, Coles Express	2003	2003
Steven Cain	Group Managing Director, Food, Liquor and Fuel	2003	2003
Pamela Catty	Group General Manager, Corporate Affairs	2002	2002
Ian Clubb	Group General Manager, Human Resources	2002	2002
Larry Davis	Managing Director, Target	2002	2002
Tim Hammon	Chief Officer, Corporate & Property Services	2001	1996
Fraser MacKenzie	Chief Financial Officer	2002	2002
Gerry Masters	Managing Director, Coles Supermarkets	2001	1973
Peter Mahler	Chief Information Officer	2002	2002
Peter Merritt	Managing Director, Bi-Lo Supermarkets	2001	1976
Andrew Potter	Group General Manager, Supply Chain	2002	2002
Dawn Robertson	Managing Director, Myer Grace Bros	2002	2002
Peter Scott	Managing Director, Officeworks	2002	1976
Craig Watkins	Managing Director, Coles Myer Liquor Group	1986	1968
Hani Zayadi	Managing Director, Kmart	2001	2001

Senior Management serves at the discretion of the Directors.

Details of the directors and senior management are as follows:

Directors

Richard H. Allert, AM

Non-executive Director

FCA Age 60

(Appointed Director 1995 and Chairman 2002)

Mr. Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited, The AustralAsia Railway Corporation and Voyages Hotels & Resorts Pty Ltd. Mr. Allert is a director of the Australia Business Arts Foundation and a member of the Australia Council’s Major Performing Arts Board, and has held positions with a number of government instrumentalities and community organizations over many years.

John E. Fletcher

Managing Director and Chief Executive Officer

FCPA Age 52

(Appointed Director 2001)

Prior to Coles Myer, Mr. Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive of Brambles Industries in 1993. Mr. Fletcher retired as CEO of Brambles in 2001. He is also a director of Telstra Corporation Limited.

Patricia (Patty) E. Akopiantz

Non-executive Director

BA, MBA, Age 40

(Appointed Director 2001)

Ms Akopiantz has over 15 years senior management and consultancy experience in retail and consumer industries both in Australia and overseas. As a management consultant with McKinsey, she advised some of Australia’s leading companies on strategy and organizational change and helped lead the Retail and Consumer Goods Practice. She is a former General Manager of Marketing at David Jones and Vice President of a US apparel manufacturer. Ms Akopiantz is a director of the Australian Graduate School of Management, and Chair of the Foundation for Young Australians NSW committee. She manages her own strategy and marketing consultancy.

Ronald K. (Keith) Barton

Non-executive Director

BSc, PhD (UNSW), FTSE Age 63

(Appointed Director 2003)

Dr Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, after holding a variety of executive positions at CSR Ltd. Dr Barton’s current directorships include Tower Ltd, Citect Corporation Ltd and Amcor Ltd. He is also a Council Member of the Royal Blind Society NSW. Dr Barton’s previous Board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd and Colonial Ltd.

William (Bill) P. Gurry, AO

Non-executive Director

LLB, Age 56

(Appointed Director 2001)

Mr. Gurry was the immediate former Executive Chairman of one of Australia’s foremost investment banks, UBS Warburg. Prior to that he was that firm’s Managing Director. He has had an outstanding career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. Prior to his time at UBS Warburg, Mr. Gurry developed his own diverse financial consulting practice and held a number of directorships, including Normandy Limited, Chairman of Ericsson Australia, Deputy Chairman of BRL Hardy Limited and Chairman of AIDC Limited. Mr. Gurry has also held a number of community interest roles. He is a former Deputy Chairman of the Australian Film Commission, a former Director of the Australian Film Finance Corporation and former Trustee of the National Gallery of Victoria. He is currently a Director of the Financial Markets Foundation for Children, and the St Vincent’s and Mercy Private Hospital. He is also Chairman of GS Private Equity, one of Australia’s largest private equity firms.

Anthony (Tony) G. Hodgson

Non-executive Director

FCA, FAICD Age 63

(Appointed Director 2003)

Mr. Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds.

Mr. Hodgson’s current Board appointments include HSBC Bank Australia Ltd, HSBC Asset Management (Australia) Limited (Chairman), Tabcorp Holdings Ltd (Deputy Chairman) and Victoria Rugby Union (Chairman Advisory Board). He also acts as a consultant to Ferrier Hodgson. Mr. Hodgson’s previous directorships include Melbourne Port Corporation (Chairman) and Victorian TAB (Chairman).

Mark M. Leibler, AO

Non-executive Director

LL.B. (Hons. Melbourne), LL.M. (Yale) Age 59

(Appointed Director 1995)

Mr. Leibler is one of Australia’s pre-eminent taxation advisors. As the Senior Partner of solicitors Arnold Bloch Leibler, he has advised major business, the Federal Government and educational institutions. He regularly participates in the formulation and review of tax law through his involvement in a large number of peak industry, professional and educational advisory bodies. Mr. Leibler is also a director of Reconciliation Australia Limited, a non-profit company established to continue the leadership role of the Council for Aboriginal Reconciliation. Mr. Leibler has made an outstanding contribution to the Jewish community, both nationally and internationally.

Sandra V. McPhee

Non-executive Director

Dip. Ed, FAICD Age 57

(Appointed Director 2003)

Ms McPhee, currently Group General Manager Alliances with Qantas Airways Limited, has extensive executive leadership experience in sales, marketing and consumer roles. Ms McPhee held a variety of positions with Pan American Airways Ltd before serving as Chief Executive of the Traveland Retail Group and Director of Sales at Ansett Australia. Ms McPhee joined Qantas in 1994 where she has held the positions of Executive General Manager Sales, Group General Manager UK/Europe/South East Asia and Group General Manager Marketing. Ms McPhee’s Board appointments include Australia Post, Primelife Corporation Limited, CARE Australia and St Vincents and Mater Health. She is a Council Member of Chief Executive Women. Ms McPhee’s previous non-executive positions include Deputy Chair South Australia Water and director Tourism Council Australia.

Martyn K. Myer

Non-executive Director

BEng, MESc, MSM. (MIT) Age 46

(Appointed Director 1996)

Mr. Myer has extensive experience in financial services and engineering. He is a director of Diversified United Investments Ltd, Chairman of Cogstate Ltd (a biotech company involved in Alzheimer’s disease diagnosis and treatment) and was until recently Managing Director of Merlyn Asset Management Pty Ltd. Prior to his move to the financial services industry, he had extensive experience with some of Australia’s leading manufacturers. Mr. Myer has involvement in several philanthropic activities, including Vice President of the Howard Florey Institute of Experimental Physiology and Medicine at the University of Melbourne and The Myer Foundation.

John M. (Michael) Wemms

Non-executive Director

BA (Bristol), MBA (Cranfield) Age 63

(Appointed Director 2003)

Mr. Wemms has extensive retail and Board experience in the United Kingdom. He is a former Director of Tesco plc and the Chairman of House of Fraser plc. Mr. Wemms worked at Tesco from 1972-2000 in a range of positions, including Store Manager, Retail Managing Director, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989-2000 and a part-time advisor to the company from 2001-03. In his executive roles at Tesco, Mr. Wemms lead cultural change and helped shape convenience retailing in the UK through the establishment of the Express petrol venture. He has been a director of the UK Department Store Group, House of Fraser plc, since 1996 and Chairman since 2001. Mr. Wemms is a member of the MBA Advisory Board at Cranfield University and spent five years as a Visiting Professor at Bristol University Business School.

Senior Management

Joe Barberis

Managing Director, Coles Express

Age 44

Mr. Joe Barberis was appointed Managing Director of Coles Express in July 2003, with responsibility for overseeing the rollout of Coles Express Service Stations across Australia. Joe has spent most of his professional career with The Shell Company of Australia commencing in 1982.

His most recent role with Shell was as Managing Director of Shell’s Retail businesses across Australia, New Zealand and the Pacific Islands, and was also a member of Shell’s Asia-Pacific Retail Management Team and a director of The Shell Company of Australia Limited.

Prior to this role he held a host of senior positions with Shell including Retail Operations Manager, Shell Australia; Deputy Islands Coordinator, Shell Pacific Islands; Retail Finance and Planning Manager, Retail Network Manager and National Retail Sales Manager, Shell Italia (Milan).

Steven Cain

Managing Director, Food, Liquor and Fuel

Age 39

Mr. Steven Cain was appointed Group Managing Director, Food, Liquor and Fuel in August 2003.

Steven has extensive commercial and operational experience in supermarket leadership as an executive of the UK supermarket chain, Asda, during its performance turnaround. The Asda business transformation in which Steven participated is recognized as one of the most remarkable turnarounds in retailing history anywhere in the world, culminating in the sale of the company to Wal-Mart in 1999.

When Steven left Asda, he was appointed to lead UK communications company Carlton Plc, becoming the youngest ever Chief Executive of a FTSE 100 company. He left Carlton in 2000 following the announcement of a proposed merger with United News Media, and has co-founded a start-up company, Going Green, to retail the UK’s greenest car.

Pamela Catty

Group General Manager, Corporate Affairs

Age 51

Pamela began her career as a journalist in the United Kingdom and Bermuda before moving to Australia in 1980. Between 1981 and 1988, she worked as Media Adviser and then Senior Adviser to the Hon. Peter Anderson who held the positions of NSW Minister for Police, Minister for Community Services and Minister for Health. In 1988, Pamela transferred to Federal politics as Media Adviser and Senior Adviser to the Hon. Neal Blewett, in the portfolios of Community Services and Health, Trade Negotiations and Social Security.

Pamela left Government in 1994 to start a career in the corporate world. She was Executive General Manager of Corporate Affairs at Ansett Australia between 1996-2000. She then joined the National Australia Bank as General Manager Group Corporate Affairs. Pamela left the National to join Coles Myer as Group General Manager Corporate Affairs in March 2002. Pamela is the Deputy Chairman of Tourism Victoria.

Ian Clubb

Group General Manager, Human Resources

Age 49

Ian Clubb was appointed Group General Manager Human Resources for Coles Myer in January 2002. He is responsible for leading the human resources function to ensure Coles Myer is an organization which attracts, develops, motivates, rewards and retains the best people to assist the organization achieve its business goals.

Ian is responsible for the functional areas of recruitment, learning & development, employee relations, organisational effectiveness, safety, remuneration & benefits, HR Management Systems and HR Support. He has extensive HR experience across a range of industries including finance, construction, information technology and telecommunications. His background includes a significant amount of experience in the Asia Pacific Region, firstly as Human Resources Director with Apple Computer Inc., based in California, and then with the global software company Novell Inc.

Prior to joining Coles Myer, Ian spent more than five years creating and leading the HR function for the Sydney Organising Committee for the Olympic Games (SOCOG) which delivered both the Olympic and Paralympic Games for Australia in 2000.

Larry Davis

Managing Director, Target

Age 60

Mr. Davis has been Managing Director of Target Australia since September 2001. Mr. Davis’ career, prior to joining Target, has been highlighted by 29 years at Sears Roebuck and Company and five years at Kmart US.

He began his career in 1965 with Sears as a management trainee and spent the next 15 years in merchandise management and store operations roles. In 1987, Mr. Davis was appointed to Regional General Merchandise Manager for the New York region and was promoted to Eastern Regional Manager and then National Marketing Manager.

He was then recruited as a retail consultant to the international marketing and advertising agency, Young & Rubicam to utilize his merchandise and retail marketing expertise. Mr. Davis joined Kmart US in 1996 and was appointed Senior Vice President – Marketing and Advertising, where he led the campaign to reposition the company.

Tim Hammon

Chief Officer, Corporate and Property Services

Age 50

Mr. Tim Hammon is Chief Officer, Corporate and Property Services for Coles Myer. This role sees him responsible for business development, property, legal services, internal audit, risk management and company secretarial.

Mr. Hammon began his legal career as an Articled Clerk at the law firm Mallesons Stephen Jaques, becoming a partner in 1984. From 1993 to 1994 he was Managing Partner for the firm’s Melbourne office, and in 1995, Managing Partner for the firm’s Sydney, Brisbane and Canberra offices. In 1996 he became Executive Director Strategy.

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

J. Fraser MacKenzie

Chief Financial Officer

Age 52

Fraser MacKenzie was appointed Chief Financial Officer for Coles Myer Ltd in 2002, with responsibility for the Group’s Finance and Administration. He has extensive experience in financial strategy and management, including complex business transformations and integrations and successful cost reduction programs.

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

Peter Mahler

Chief Information Officer

Age 51

Mr. Peter Mahler joined Coles Myer Ltd in October 2002 as Chief Information Officer (CIO). Peter’s role at Coles Myer is to provide Information Technology vision, strategy and leadership. He has extensive experience in the strategic application of IT systems in organizational turnaround and customer-focused environments in North America and Europe.

Between 1979 and 1985 he worked with Air Canada in Market Development and Systems Integration. From 1985 to 1992 Peter was co-owner and consultant with Aeronomics Incorporated, which was one of the innovators in the field of Yield Management and Revenue Optimization. In this capacity he was in charge of the International operations focusing primarily on the Australasia and European markets.

In 1992, Peter joined WIC (Western International Communications), the largest media conglomerate in Canada as Vice President, IT, overseeing the consolidation of all IT functions within the 26 different companies. His areas of expertise expanded to Decision Support Systems, Sales Force Automation, and Revenue Management Systems. From 1999 to 2002, Peter moved to Belgium to take over the role of CIO at Belgacom, Belgium’s incumbent telecommunications operator, to provide technological leadership and consolidation of the various IT organizations and provide a single strategic focus and vision.

Gerry Masters

Managing Director, Coles Supermarkets

Age 47

Mr. Gerry Masters was appointed Managing Director, Coles Supermarkets in May 2001. Mr. Masters joined Coles Supermarkets in 1973, as an after school casual and then as an executive trainee at the company’s Broadmeadows (Victoria) supermarket.

He was appointed a Store Manager in 1977 and, following a number of other managerial appointments, was made a District Supervisor in Victoria in 1980, and a District Manager in NSW in 1983. Mr. Masters was appointed Operations Manager for Tasmania in 1985 and three years later a Regional Fresh Foods Manager in NSW, and then Grocery Merchandise Manager and later Regional Manager in the same state.

He was appointed State Manager for Coles Supermarkets Tasmania in 1991 and then in 1992 he became State Manager for Queensland. He was appointed Managing Director of Bi-Lo in 1996 and continued in this role until May 2001 when he took over his new position as Managing Director Coles Supermarkets.

Peter Merritt

Managing Director, Bi-Lo Supermarkets

Age 47

Peter Merritt was appointed Managing Director, Bi-Lo Supermarkets in April 2001. He was previously State Manager, Queensland for Coles Supermarkets and has been with the Company for more than 25 years. He joined Coles in 1976 as a trainee executive at the Bunbury store in Western Australia. He was appointed a store manager in 1979 at Albany followed by Kardinya before joining the Coles WA buying department in 1981 as a Dairy Buyer.

From 1983 to 1985 Mr. Merritt was involved in promotions roles as Assistant Promotions Manager in Perth office, Deputy Manager Promotions in Coles Queensland office and Promotions Manager at the company’s National Office. In 1985 he became Manager and Coordinator of Sales in National Office followed by roles as Deputy Manager - Merchandise then Merchandise Controller in the Victorian State Office.

He became General Manager - Meat National Office in 1992 and Divisional General Manager - Fresh Foods Buying National Office in 1994 before taking up the role as Coles Queensland State Manager in 1996.

Andrew Potter

Group General Manager, Supply Chain

Age 41

Mr. Andrew Potter joined Coles Myer Ltd in October 2002 as Group General Manager of Supply Chain. His responsibilities include overseeing the implementation of an end-to-end Supply Chain strategy with common standards, processes and platforms to optimize the capability and scale of CML’s distribution network. This strategy has been designed to lower the cost of operation to each brand.

Andrew Potter has had 15 years experience designing, managing and delivering supply chain programs with major companies in Europe, North and South America and Asia. He joined Coles Myer from PwC Consulting in London where he was a Director and member of the PwC UK Leadership team for Supply Chain and Operations Solutions that focuses on best practice supply chain and program management.

Prior to consulting, Andrew has held line management roles within Food and Apparel distribution with BOC and Exel Logistics in the UK. He has an Honors Degree from the University of Liverpool and an MBA from the University of Bradford.

Dawn Robertson

Managing Director, Myer Grace Bros

Age 48

Ms Dawn Robertson was appointed as Managing Director of Myer Grace Bros in 2002. Ms Robertson began her retailing career as an executive trainee at Davidson’s (a division of R H Macy) in Atlanta, Georgia, in 1977, after graduating from Auburn University with a BA in Fashion Merchandising. Over six years, she progressed through the positions of department manager and group manager to buyer for a number of departments.

Ms Robertson moved to The May Company in 1983 and held a number of senior positions across various divisions of the group in the next 13 years. From 1997-98, Ms Robertson was President and CEO of McRae’s, a division of Saks Inc. based in Jackson, Mississippi, operating 46 department stores. In this time, Ms Robertson led the opening of six new stores and many renovations, as well as new merchandising and marketing initiatives.

Ms Robertson joined Federated Department Stores in 1998, as Executive Vice President, Federated Merchandising Group, for men’s, kids and home. She was responsible for the merchandising of a substantial portion of Federated’s business. In 2000, she was appointed President and Chief Merchandising Officer of Federated Direct. In this role, she has been responsible for overseeing Macy’s Direct, which includes Macys.com and Macy’s by Mail, and Bloomingdale’s Direct, which includes Bloomingdales.com and Bloomingdale’s by Mail.

Peter Scott

Managing Director, Officeworks

Age 45

Peter Scott was appointed Managing Director of Officeworks in January 2002. He joined Coles in 1976 as an Executive Trainee and following store managerial experience he was promoted to their Head Office Merchandise Department in 1981. He held positions there as Buyer, Promotions Manager, Merchandise Manager and Controller of Merchandise.

In December 1990 he assumed responsibility for Grocery Commodity Foods, following the centralization of Coles Buying, and the commencement of Category Management. In 1991, Peter was appointed a General Manager and in 1994 he became General Manager Merchandise and Marketing for Coles Supermarkets. In September 1996 he was appointed General Manager Perishable Merchandise. As a result of this he also assumed responsibility for the Red Rooster Fast Food business.

In January 2001 he was appointed to General Manager Strategic Business Development for the Apparel and Home and Myer Grace Bros division of Coles Myer. In April 2001, a restructure within Coles Myer saw the division expanded, with the addition of the company’s General Merchandise division to become General Merchandise & Apparel (GM&A) and Peter Scott was appointed to head its Merchandising function. Peter Scott holds a Certificate in Marketing, a Graduate Diploma in Business and an M.B.A. from Monash, Mt Eliza, Business College.

Craig Watkins

Managing Director, Coles Myer Liquor Group

Age 52

Mr. Craig Watkins was appointed Managing Director Coles Myer Liquor Group in July 1986. Mr. Watkins began his career in retailing as a hotel and liquor store manager in South Australia. In 1968 Mr. Watkins joined Coles Myer Ltd as the manager of an Adelaide liquor store Coles Myer Ltd took over in 1968.

During his 30 plus years of service with Coles Myer, Mr. Watkins has held various positions with Liquorland and Coles New World Supermarkets. These include Victoria Liquor Supervisor, Manager Victorian Liquor Operations, National Manager of Store Operations Liquorland head office and National Liquor Supervisor for Liquorland. Mr. Watkins transferred to Sydney in 1982 following the takeover of a number of liquor chains.

Mr. Watkins is the Vice President of both the New South Wales and the Australian Liquor Stores Association. In 1987 Mr. Watkins completed a retail strategic management course at Macquarie University and in 1990 he completed the Coles Myer strategic management course.

Hani Zayadi

Managing Director, Kmart

Age 55

Mr. Hani Zayadi joined Coles Myer as Managing Director for Kmart in 2001 from Wal-Mart where he has held the position of Senior Vice President Merchandising & Marketing in Canada.

Mr. Zayadi began his career at apparel fashion chain Dylex in 1970. He progressed rapidly there before leaving to join Canada’s oldest company, Hudson’s Bay Company, as a Regional Merchandise Manager where he was involved in the restructuring and integration of merchandising activities. He was promoted to General Manager, Quebec region, and led a turnaround of that business, transforming a $5 million loss into a $13 million profit.

Mr. Zayadi later joined Hudson Bay in a senior merchandising position and following a significant reorganization of the Hudson’s Bay Company, Mr. Zayadi was appointed President & CEO of discount chain Zellers. Mr. Zayadi and his team successfully repositioned Zellers as Canada’s then leading discount department store. Under his tenure operating profits grew from $42 million to $180 million. Mr. Zayadi went on to hold executive management positions at Woodwards Limited as President & CEO, and also ran his own highly successful fashion accessories business before joining Wal-Mart.

There are no family relationships among any Directors or members of senior management.

B. COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT TEAM

The aggregate amount of remuneration paid by Coles Myer during 2003 to the above Directors and senior managers and others that held office during the year was A$27,438,348. This amount excludes option amortization, as it is not accounted for as a cost to the Company.

At December 1, 2003, there were agreements with P.E. Akopiantz, R.H. Allert, W.P. Gurry, M.M. Leibler and M.K. Myer, which provide for benefits upon cessation of their directorships. Remuneration of non-executive Directors who have entered into retirement agreements includes retirement benefits in the year in which they are paid. Retiring non-executive Directors have been paid in accordance with the terms of their retirement agreements. On March 27, 2003, the Company announced that non-executive directors appointed after that date will not receive retirement benefits.

Contributions to superannuation funds and amounts paid in respect of retirement benefits of A$2,172,420 are included in the aggregate amount of remuneration referred to above.

In April 1996, Coles Myer entered into a service agreement and a consultancy agreement with Mr. D.K. Eck, the immediate prior Managing Director and Chief Executive Officer. These have been amended from time to time. The service agreement ceased on September 9, 2001. Mr. Eck will provide consultancy services to Coles Myer for a period of 5 years from September 10, 2001, and he will receive annual consulting fees and other emoluments.

The remuneration of the non-executive directors for 2003 was as follows. The table does not include an amount of A$439,580, which has been accrued as an expense in the consolidated financial statements in relation to retirement benefits, as the retirement benefit will be shown as and when paid, rather than on an accrued basis:

Name	Base fee A$	Committee fees A$	Expense allowance A$	Fee to chair Super Funds A$	Retirement benefit A$	Total fees A$	Superan- -nuation A$	Total A$
Patty Akopiantz	100,000	7,500	5,825			113,325	9,675	123,000
Richard Allert	261,290	3,871	5,825			270,986	23,865	294,851
Keith Barton (1)	3,575		157			3,732		3,732
Ric Charlton	100,000	7,319	5,825			113,144	9,659	122,803
Bill Gurry	100,000		5,825	23,333		129,158	11,100	140,258
Tony Hodgson (1)	3,575	484	157			4,216		4,216
Mark Leibler (2)	100,000	7,500	5,825			113,325	9,675	123,000
Solomon Lew (3)(5)	33,333		5,825			39,158	3,000	42,158
Helen Lynch(4)	67,778	3,589	4,001		330,492	405,860	6,423	412,283
Sandra McPhee (1)	3,575		157			3,732		3,732
Martyn Myer	100,000	7,500	5,825			113,325	9,675	123,000
Stan Wallis(5)	125,806	1,680	1,840		918,102	1,047,428	11,474	1,058,902
Michael Wemms (1)	3,575	181	157			3,913		3,913

(1)	Directors appointed after March 27, 2003 receive a remuneration package comprising cash salary and superannuation contributions. Their fees above include superannuation contributions.
(2)	Mark Leibler’s fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly these fees are subject to GST. The amounts shown above are net of GST.
(3)	Solomon Lew elected not to receive a retirement benefit, to which he was otherwise entitled, of $471,878.
(4)	Resigned April 4, 2003
(5)	Retired November 20, 2002

The remuneration of the Managing Director and Chief Executive Officer (“CEO”) and the next five continuing highest paid senior managers of the Company for 2003 was as follows:

Name	Fixed Compensation A$(1)	Bonus A$	Other Compensation A$(2)	Total Monetary Compensation A$	Option Amortization A$(3)	Total Compensation Including Option Amortization A$
John Fletcher	2,211,979	1,550,000		3,761,979	584,667	4,346,646
Dawn Robertson	1,554,653	515,844	540,290	2,610,787	575,409	3,186,196
Hani Zayadi	1,250,442	939,335		2,189,777	747,501	2,937,278
Larry Davis	1,023,708	607,441		1,631,149	701,805	2,332,954
Alan Williams	883,803	714,974		1,598,777	354,050	1,952,827
Tim Hammon	804,226	691,364		1,495,590	350,241	1,845,831

Notes:

The above table discloses the CEO plus the five highest paid (non-director) positions of executives continuing in employment (Mr. Alan Williams retired from the Company on October 17, 2003). Emoluments reported are those paid or payable for the 52 weeks ended July 27, 2003. The amounts shown include Fringe Benefits Tax where applicable.

Mr. Fletcher had a contractual right to a performance bonus for the year ended July 28, 2002, which he declined to take up in full.

(1)	Cost to the Company of remuneration package comprising cash salary, superannuation contributions and motor vehicle. For Mr. Fletcher, Ms. Robertson, Mr. Zayadi and Mr. Davis this includes payments made in relation to accommodation and living away from home allowances, reimbursement of insurance and taxation planning expenses and the use of a company vehicle.

(2)	Other compensation for Ms Robertson includes payments made under contractual arrangements in recognition of bonus payments due to the executive from her former employer.

(3)	Options have been valued by independent valuers using the Black-Scholes option-pricing model. The option value is amortized over the vesting period of the option. Where options are subject to performance hurdles, a 50% probability has been applied. Option amortization is included for disclosure purposes only. It is not included in the Income Statement, as it is not accounted for as a cost to the Company.

C. BOARD PRACTICES

Board committees have been established to assist the full Board in identifying and managing the various business risks confronting the Company. There are two Committees in place: Audit/Governance Committee and the Nomination and Remuneration Committee. In order to ensure that the procedures of the Committees are current and comprehensive, the responsibilities of each Committee are reviewed at least annually. Details of each committee are as follows:

Audit/Governance Committee

The principal responsibilities of the Committee are to assist the Board in fulfilling its responsibilities in relation to the Company’s corporate governance framework, the identification of areas of significant business risks and the monitoring of:

•	The preparation of the Company’s consolidated financial statements;

•	Adherence to the Company’s Statement of Corporate Governance Principles;

•	Maintenance of an effective and efficient internal and external audit;

•	Effective management of business risks;

•	Compliance with laws and regulations; and

•	Business dealings, in particular related party transactions.

The Committee also provides recommendations to the Board on the appointment of the external auditors and the level of audit fees.

The Committee met seven times during 2003. Its members currently are: Tony Hodgson (Chair), Patty Akopiantz, Richard Allert, Mark Leibler, Martyn Myer and Michael Wemms.

Nomination and Remuneration Committee

On January 23, 2003, the Compensation Committee and the Nominating Committee were replaced by the Nomination and Remuneration Committee. There was one Compensation Committee meeting and two Nominating Committee meetings.

The principal responsibilities of the Nomination and Remuneration Committee are to:

•	Advise the Board annually on remuneration for executives reporting directly to the CEO;

•	Advise the Board on performance-linked compensation packages for directors and executives, and share and share option plans;

•	Advise the Board on directorship appointments, performance of the CEO, successor to the CEO, effectiveness of the Board as a whole and its committees, CEO’s and non-executive director’s remuneration; and

•	Review the Board’s required status, experience, mix of skills, and other qualities, including gender, and provide a directors’ orientation and education program.

The Committee met three times during 2003. Its members currently are: Richard Allert (Chair), Keith Barton, Bill Gurry and Sandra McPhee.

Professional advice to directors

Subject to the approval of the Audit/Governance Committee, directors may engage an outside professional advisor at the expense of the Company in appropriate circumstances. During the year under review, the Company paid legal expenses for the following directors relating to advice pertaining to the 2002 AGM – Patty Akopiantz A$21,920, Richard Allert A$72,641, John Fletcher A$24,780, Bill Gurry A$9,703, Mark Leibler A$4,091, Helen Lynch A$41,871, Martyn Myer A$17,726, Stan Wallis A$157,051.

Additionally, there was a non-apportioned amount of A$227,842 paid in respect of legal advice for Patty Akopiantz, John Fletcher, Bill Gurry, Helen Lynch, Martyn Myer and Stan Wallis which also related to advice pertaining to the 2002 AGM.

D. EMPLOYEES

	Employee Numbers(1)
	2003	2002	2001
Business Segments

Food and Liquor	82,647	85,019	80,817
Kmart and Officeworks	29,121	27,494	29,328
MGB and Megamart	21,958	24,280	23,273
Target	20,861	19,954	21,093
Emerging Businesses	494	486	995
Property and unallocated (2)	7,333	7,039	6,686

	162,414	164,272	162,192

Geographic segments

Australia	161,275	162,895	161,219
New Zealand	1,007	1,257	849
Other	132	120	124

	162,414	164,272	162,192

(1)	Full time, part time and casual employees at July 27, 2003. During 2003 the Company employed on average 67,577 casual employees.
(2)	Includes head office employees.

Employment and Employee Relations

The majority of the Company’s employees are covered by federally registered agreements, specific to the circumstances of each business and which are the result of negotiations with relevant industry unions. The remaining employees are covered either by individual agreements or common law employment contracts.

Relationships between the Company and the union bodies remain constructive in approach and during 2003 approximately twelve agreements were negotiated between Coles Myer and the representative unions.

In a market which is characterized by increased wage growth during 2003, outcomes have been in line with or below budgetary expectations and below the average rates of wages growth published by the Australian Federal statistician for the domestic economy and the Australian retail industry. The Company has continued to implement a range of ‘family friendly’ policies to cater for the increasing diversity of our workforce.

Consistent with previous years, industrial disputation was negligible during 2003 and did not have a material affect on the operations of the Company’s stores and distribution centers.

All businesses are moving towards greater permanency of employment. Coles’ supermarkets continue to lead this change while most Coles Myer businesses are focusing on the advantages of converting casual employment to permanent part-time employment. The key benefit for Coles Myer is to attract and retain quality employees.

The existing ‘Workplace Relations Act’ has continued to provide a stable platform for responsible employee relations and the implementation of strategic industrial initiatives. Currently, there are no proposed changes to industrial relations legislation that would have a significant effect on the way Coles Myer manages employee relations within its various businesses.

Employer Funded Superannuation

A component of the Federal Government’s Retirement Income Policy is the Superannuation Guarantee Charge. For 2003, employers were required to make an employer contribution of 9.0% of gross salary into a complying superannuation fund.

E. SHARE OWNERSHIP

As at December 1, 2003, officers and directors, as a group, hold less than 1% of the Company’s shares.

Shares in the Company held by each director as notified to the Australian Stock Exchange, at December 1, 2003 was as follows;

Director	Relevant Interest in Ordinary Shares	Relevant Interest in ReCAPS
P.E. Akopiantz	3,196
R.H. Allert	25,569
R.K. Barton	10,200
J.E. Fletcher	28,079	120
W.P. Gurry	100,000
A.T. Hodgson	6,000
M.M. Leibler	45,100
S.V. McPhee	4,070
M.K. Myer	46,870
J.M. Wemms	204

In addition, J.E. Fletcher holds an interest in 4,000,000 options over issued shares in CML held by Coles Myer Employee Share Plan Trust, 1,000,000 of which are vested. S.V. McPhee holds a relevant interest in 3,400 endowment warrants over CML shares.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

There were 15.6 million options over issued shares and 44.8 million options over unissued shares as at December 1, 2003.

All options over issued shares have been issued over shares held by the Coles Myer Employee Share Plan Trust (“the Trust”). To the extent, if any, that there are insufficient shares held by the Trust at the time options are exercised, the Company will issue new shares or may request a third party to provide the necessary shares.

Disclosure of holdings of options on an individual basis, to the extent required under the Corporations Act 2001 of Australia, is shown at Note 24 to the consolidated financial statements in Item 18.

The total number of ordinary shares that were the subject of options under the Employee Share Option Plan (“ESOP”) held by Directors and the senior managers of Coles Myer was 9,198,000 at December 1, 2003. The total number of ordinary shares that were the subject of options under the Executive Option Plan 2002 (“EOP”) held by Directors and the senior managers of Coles Myer was 9,145,000 at December 1, 2003.

Mr. John Fletcher, Chief Executive Officer and Director of the Company held 4.0 million options over ordinary shares in the Company as at December 1, 2003. No other director held options over issued or unissued shares of the Company.

Executive Share Plan

Coles Myer maintains an Executive Share Plan (“ESP”), which was introduced in 1983. Under the ESP, Ordinary Shares may be issued (paid as to A$0.01 or such greater amount as may be specified by the Directors) to Executives (including Directors who are Executives) selected by the Directors. An amount of A$0.01 (or such greater amount as may be specified by the Directors) is payable to Coles Myer on subscription for each such ESP Share with the balance (being a minimum of the difference between A$0.01 and the A$0.50 nominal value of the Ordinary Shares) callable by Coles Myer under certain circumstances. The ESP Shares do not carry a vote until fully paid (except with respect to a proposal to vary the rights thereof), are not transferable and cannot be paid up unless held for a minimum of two years except in the event of death or retirement. There have been no issues of ESP Shares since 1990.

Upon receiving a valid request made by a holder of ESP Shares for a call to be made, Coles Myer shall do so within 40 days. Once payment is received pursuant to the call, the relevant ESP Shares shall be fully paid and shall convert to fully paid Ordinary Shares.

Holders of ESP Shares are entitled to participate in bonus issues and cash issues of shares on the same basis as holders of fully paid Ordinary Shares. ESP Shares are not listed on the Australian Stock Exchange Limited or other stock exchanges on which the Ordinary Shares are listed until they are fully paid. At no time can the aggregate number of ESP shares issued, together with shares held by the Plan Manager of the Coles Myer Employee Share Plan (“Plan”) (referred to in the following notes) and the unissued Ordinary Shares in respect of which options are granted and are for the time being outstanding under the Coles Myer Executive Share Option Plan (referred to below), exceed five percent of the aggregate number of issued shares of Coles Myer plus any shares which would be allotted if any converting preference shares were converted. Until fully paid, the ESP Shares do not rank for dividend entitlements. Subject to the above limitation, the entitlements in the ESP are determined by the Directors.

There were 116,000 ESP shares outstanding at December 1, 2003.

Executive Share Option Plan

The Coles Myer Executive Share Option Plan (“ESOP”) was established pursuant to a resolution passed at a general meeting of the Company in 1987.

In 1997, shareholders amended the Rules of the ESOP to confer greater flexibility for the ESOP to be used in a wider range of circumstances. In particular, the Rules of the ESOP were amended so that unallocated shares held by the Trustee of the Coles Myer Employee Share Plan Trust (the “Trust”) could be used under the ESOP, instead of requiring new issues of shares by the Company on the exercise of options, and so that shares and options to acquire shares can be used with greater flexibility as part of employee remuneration packages. Where options are over issued shares held by the Trust, the Trust’s consent is required to make the necessary shares available.

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

It is a provision of the ESOP that the total number of unissued ordinary shares to which options are granted shall not, when added to the number of ESP Shares and Plan shares held by the Plan Manager of the Coles Myer Employee Share Plan, in total from time to time exceed five percent of the aggregate number of issued shares of Coles Myer. Shares allotted under the ESOP immediately rank pari passu with fully paid ordinary shares of Coles Myer on issue at the date of allotment.

During 2003, no options were issued under the ESOP. Details of the options are shown at Note 24 to the consolidated financial statements in Item 18.

Executive Option Plan 2002

The Coles Myer Ltd Executive Option Plan 2002 (“EOP”) was established by the Directors during 2002, with the first issue of options under the plan made on March 8, 2002. Options issued under the EOP are over unissued shares.

The EOP is designed to reward executives for the creation of sustainable shareholder wealth over a 3-5 year period. The EOP is based on market priced options. In order for executives (other than middle management) to exercise their options, CML’s Total Shareholder Return (TSR) must exceed the median TSR over the same period for securities in the top 100 industrial entities listed on the Australian Stock Exchange, or CML’s compound annual earnings per share growth must exceed a set percentage.

During 2003, 5.7 million options were issued under the EOP. Details of the options are shown at Note 24 to the consolidated financial statements in Item 18.

Employee Share Plan

In 1993, shareholders approved the establishment of the Coles Myer Employee Share Plan (the “Plan”). The Plan involved the establishment of the Coles Myer Employee Share Plan Trust. An independent trustee, Coles Myer Employee Share Plan Limited, acts as Plan Manager under the Plan, and the Company provides finance to the Plan Manager to acquire Coles Myer shares primarily on the ASX. In limited circumstances, Coles Myer may be required to issue new fully paid ordinary shares for the purpose of the Plan. This may arise where the Plan Manager has been unable to acquire sufficient shares on the ASX at a price that is regarded as reasonable to make the required allocations to employees.

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

The number of shares offered to each employee will depend on the employee’s position and performance within the Coles Myer Group. No invitation to participate in the Plan has been made since August 14, 1996. There are no Directors or Officers participating in this Plan.

Details of shares held under the Plan are shown at Note 24 to the consolidated financial statements in Item 18.

Other

The value of any benefits to Directors and Executive Officers of entitlements under the ESP, the ESOP and the Plan are not included in the aggregate amount of remuneration of A$27,438,348 referred to above.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As at December 1, 2003, the following persons were known to the Company to have an interest in more than 5% of any class of Coles Myer’s voting securities.

	Number of shares	% of fully paid shares
S. Lew Custodians Pty. Ltd. and its associates	69,530,160	5.7%

Since the end of the 2003 financial year, the above listed persons notified the Company that their shareholdings had increased above 5% of any class of Coles Myer’s voting securities. During the 2003 financial year, Maple-Brown Abbott Ltd. and The Myer Family Investments Pty. Ltd. and its associates, reduced their shareholdings from approximately 5.0% to below 5.0%.

All fully paid shareholders have the same voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Coles Myer.

As at December 1, 2003, a total of 767,029 ADSs (equivalent to 6,136,232 Ordinary Shares or approximately 0.51% of the outstanding Ordinary Shares) were outstanding and were held by 22 registered holders.

B. RELATED PARTY TRANSACTIONS

For details of the transactions of all related party transactions of director-related entities for 2003, 2002 and 2001, see Note 27 at Item 18 – Consolidated Financial Statements.

During the four months July 28, 2003 to December 1, 2003, the Company had the following related party transactions with director-related entities:

Mr. M.K. Myer

The CML Group had transactions with Armidale No 2 Property Syndicate, a director related party of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in Armidale No 2 Property Syndicate, which is an entity controlled by his brother.

The	type of transaction between the director-related entity and the CML Group was:

•	Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business $302,133 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

•	Balance of amounts payable to the director-related entity by the CML Group at December 1, 2003 $NIL.

Some directors of CML are also directors of public companies that have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial policies of those companies. These companies are therefore not considered to be director-related entities.

Transactions between the CML Group and directors of controlled entities and their director-related entities

The following information relates to directors of controlled entities.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm’s length basis.

Mr. R.A. Falvey

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the period, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

•	Legal services provided to the CML Group in the normal day-to-day conduct of its business A$87,123, inclusive of reimbursement of external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

•	Balance of amounts payable to the director-related entity by the CML Group at December 1, 2003 A$NIL.

Mr. D. Foster

The director-related entity of Mr. D. Foster that had transactions with the CML Group during the period was Quids Technology Pty Ltd. Mr. D. Foster in his capacity as a CML executive, is a director of Quids Technology Pty Ltd. Mr. D. Foster has no financial interest in Quids Technology Pty Ltd.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

•	Software development for the CML Group in the normal day-to-day conduct of its business A$274,688.

Nature of terms and conditions: Payment terms net 1 to 14 days after invoice.

•	Balance of amounts payable to the director-related entity by the CML Group at December 1, 2003 A$919.

Other

In addition to the above, transactions with directors of CML or directors of its controlled entities and with their director-related entities entered into during the period included transactions which are not specifically described as they:

•	occurred within a normal employee, customer or supplier relationship;

•	were on arm’s length terms and conditions that were, therefore, no more favorable than those which it is reasonable to expect the CML Group would have adopted if dealing with the directors or director-related entities at arm’s length in the same circumstances;

•	did not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report or the discharge of accountability by the directors if disclosed in the financial report only by general description; and

•	were trivial or domestic in nature.

Such transactions included those whereby directors and their director-related entities made minor retail purchases from the CML Group’s retail outlets either on normal commercial terms, or at executive discount rates.

Transactions with other related parties

The aggregate amounts brought to account during the period noted above in respect of the following types of transactions and each class of related party involved were:

•	Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$1,329,831 on normal commercial terms and conditions. Balance of amounts payable by the CML Group at December 1, 2003 A$NIL.

•	Distributions received and receivable by the CML Group from an associated entity and capital contribution to an associated entity A$2,326,817 in accordance with Trust Deed and partnership agreements.

•	CML Group’s cost of participation with an associated entity in a customer loyalty program A$10,082,943 in accordance with a service agreement. Balance of amounts payable by the CML Group at December 1, 2003 A$2,795,113.

•	The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$5,500,000. Balance of amounts receivable from an associated entity by the CML Group at December 1, 2003 A$NIL.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS

The Company’s consolidated financial statements are included as Item 18.

Legal Proceedings

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal action would not have a material adverse effect on the financial report.

The Australian Competition and Consumer Commission has commenced proceedings against Liquorland Australia Pty. Ltd. Alleging contraventions of the Trade Practices Act. Liquorland Australia Pty. Ltd. has denied liability and is defending the action. It is not possible to estimate the potential outcome of this claim at this time.

Dividend Policy

Dividends may only be paid out of profits of the Company. The directors may pay any dividends that, in their judgment, the financial position of the Company justifies. See Item 10.B for a detailed description of the rights of shareholders to share in the Company’s profits.

B. SIGNIFICANT CHANGES

No significant changes have occurred since the date of the consolidated financial statements, except for those disclosed in Note 34 to the consolidated financial statements.

ITEM 9 THE OFFER AND LISTING

The principal trading market for Coles Myer shares is the Australian Stock Exchange Limited. Coles Myer’s Ordinary Shares are also listed on the New Zealand Stock Exchange and the London Stock Exchange. American Depositary Shares (“ADS”), each representing eight Ordinary Shares and evidenced by American Depositary Receipts (“ADRs”), for which Citibank, N.A. is the Depositary, are traded on the New York Stock Exchange.

The following tables set out, for the periods indicated, the highest and lowest sale prices for Coles Myer’s Ordinary Shares, reported as the last sale on any trading day on the Australian Stock Exchange Limited and the highest and lowest sale prices for Coles Myer’s ADS’s, which are traded under the symbol “CM.” on the New York Stock Exchange. Citibank N.A., 111 Wall Street, New York, New York, 10043, Telephone: (212) 657 7808, acts as depositary for the ADSs.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Fiscal Year	1999	9.13	5.92	47.75	27.38
	2000	9.23	6.04	47.38	27.63
	2001	7.86	5.96	34.38	24.30
	2002	8.91	6.12	37.40	24.70
	2003	7.42	5.38	38.75	24.70

Fiscal Year 2002	First Quarter...(Aug-Oct)	7.72	6.12	31.10	26.10
	Second Quarter...(Nov-Jan)	8.56	7.48	35.80	30.60
	Third Quarter...(Feb-Apr)	8.91	7.75	37.40	32.51
	Fourth Quarter...(May-Jul)	7.76	6.20	33.00	27.50

Fiscal Year 2003	First Quarter...(Aug-Oct)	6.55	5.74	29.00	24.70
	Second Quarter...(Nov-Jan)	6.58	6.20	30.50	27.60
	Third Quarter...(Feb-Apr)	6.61	5.38	32.95	26.75
	Fourth Quarter...(May-Jul)	7.42	6.39	38.75	32.75

Fiscal Year 2004	First Quarter...(Aug-Oct)	7.97	7.22	44.65	37.05

Month ended	June 2003	7.21	6.70	38.50	35.25
	July 2003	7.42	7.05	38.75	37.80
	August 2003	7.46	7.23	39.00	37.90
	September 2003	7.78	7.22	42.45	37.05
	October 2003	7.97	7.53	44.65	41.25
	November 2003	7.75	7.41	44.10	42.75

ITEM 10 ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. CONSTITUTION

The corporate organization and conduct of Coles Myer are governed by its Constitution (the “Constitution”). A full copy of the Company’s Constitution and any amendments to it are filed with the SEC. References to “rules” in this document are references to rules set forth in the Company’s Constitution.

1.	Incorporation and objects

The Company was incorporated on July 1, 1921 in the State of Victoria, Commonwealth of Australia. The Company is registered with the Australian Securities and Investments Commission (“ASIC”) and its Australian Business Number (“ABN”) is 11 004 089 936.

The Company’s objects are summarized as follows:

(i)	carrying on the business of merchants and manufacturers’ agents, warehousemen, manufacturers, importers, exporters, agents and wholesale and retail dealers of goods and materials; and

(ii)	all other such things as are incidental or conducive to the attainment of the Company’s objects.

2.	Disclosing directors’ interests

(a)	A director’s power to vote on matter where the director has a material interest

The Australian Corporations Act 2001 (the “Corporations Act”) prohibits a director of the Company who has a material personal interest in a matter that is being considered at a directors’ meeting from being present while the matter is being considered or voting on the matter unless:

(i)	his/her participation is approved by (a resolution of) the other directors or by ASIC; or

(ii)	the interest does not need to be disclosed under the Corporations Act.

Directors are required to disclose matters in which they are materially interested unless they are excused from doing. Section 191(2) of the Corporations Act sets out interests that the directors do not need to notify and situations where notice has already been given. The relevant provisions of the Company’s Constitution are subject to the above provisions of the Corporations Act.

However, directors may exercise the voting rights given by shares in any corporation held or owned by the Company in any way the directors decide.

(b)	Director’s power to vote remuneration in the absence of an independent quorum

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

In addition, every director is entitled to be paid all necessary traveling, hotel and other expenses incurred in attending general meetings of the Company, meetings of the directors or of committees of the directors.

(c)	Borrowing powers of the directors

The directors may exercise all the powers of the Company to:

(i)	borrow, or raise money in any other way;

(ii)	to charge any of the Company’s property or business or any of its uncalled capital; and

(iii)	to issue debentures or give any other security for a debt, liability or obligation of the Company or of any person.

These powers can be amended by a special resolution of the shareholders in general meeting.

(d)	Age qualification

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

On a show of hands each shareholder (regardless of the number of shares held) has one vote. On a poll, each shareholder may exercise one vote for each fully paid ordinary share held. In respect of partly paid shares, the shareholder has a vote equivalent to the proportion which the amount paid up bears to the total issue price of the share at the date the poll is taken. A shareholder cannot vote if the resolution that convened the meeting specified that the shareholder could not vote.

Holders of preference shares cannot vote at any general meeting of the Company except as follows:

(i)	on a proposal:

•	to reduce the share capital of the Company;
•	that affects rights attached to the share;
•	to wind up the Company; or
•	for the disposal of the whole of the property, business and undertaking of the Company;

(ii)	on a resolution to approve the terms of a buy back agreement;

(iii)	during a period in which a dividend or part of a dividend on the share is in arrears; or

(iv)	during the winding up of the Company.

To determine voting entitlements at a general meeting, shares are taken to be held by those persons recorded in the register of members at the time and date determined by the directors under the Corporations Act.

Directors stand for re-election at staggered intervals.

There is no provision in the Constitution for cumulative voting.

(c)	Rights to share in the Company’s profits

Dividends may only be paid out of profits.

The directors pay dividends in accordance with the provisions of the Constitution. The directors may pay any dividends that, in their judgment, the financial position of the Company justifies. Payment of a dividend does not require confirmation by a meeting of the members of the Company. Subject to any rights or restrictions attaching to any shares or class of shares, all dividends must be paid equally on all shares, except that a partly paid share is not entitled to a greater proportion of the dividend than the ratio of the amounts paid, to the amounts paid and payable. The directors may fix a record date for a dividend, with or without suspending the registration of transfers from that date.

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

Shareholders cannot redeem ordinary shares. Preference shares can, at the option of the Company, be redeemed. Holders of preference shares have the same rights on redemption as those set out under “Surplus in the event of liquidation” above.

(f)	Sinking Fund

The Constitution does not contain any sinking fund provisions.

However, the Company may resolve, by special resolution that the whole or any part of its unpaid capital may only be called up if the Company becomes subject to external administration. The Constitution allows the directors to set aside out of Company profits any reserves or provisions for any purposes that they decide.

(g)	Liability to further calls

The holders of fully paid ordinary or preference shares have no further liability to the Company in respect of those shares. The holders of partly paid shares are liable to the Company once a call is made for the payment of the unpaid amount.

(h)	Limitations on owning a substantial number of shares

There is no provision in the Constitution that discriminates against an existing or prospective shareholder as a result of that shareholder owning a substantial number of shares.

A foreign person may not acquire a substantial interest in the Company without first notifying the Treasurer of the Australian Federal Government. See “Non-resident and Foreign Shareholders” and “Other takeover provisions” and “Disclosure of substantial shareholdings” below.

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

General meetings may be convened either by a directors’ resolution, by shareholders with at least 5% of the votes that may be cast at a general meeting, or as permitted by the Corporations Act.

Annual General Meetings must be held once every calendar year within 5 months of the end of the financial year.

At least 28 days’ notice of a general meeting must be given.

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

The chairman of a general meeting, or his or her delegate, may take any action considered appropriate for the safety of persons attending the meeting and the orderly conduct of the meeting. They may refuse admission to any person who is in possession of an article considered to be dangerous, offensive, or liable to cause disruption, or who refuses to permit examination of any article in the person’s possession, or who behaves or threatens to behave in a dangerous, offensive or disruptive way.

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

The Constitution does not contain any rules governing foreign ownership of the Company’s shares.

The directors may sell shares that constitute less than a marketable parcel (as defined under the Listing Rules) by following certain procedures. These include certain notice requirements that the Company must comply with prior to selling any shares and the rights of shareholders (who hold less than 500 shares) to exempt their shares from this scheme. A notice can only be given to a shareholder once every 12 months and not during the offer period of a takeover bid.

7.	Changes in control of the Company

The Constitution does not contain provisions delaying, deferring or preventing a change in control of the Company or relating to shareholders who seek to acquire a substantial interest in the Company. See “Non-resident and Foreign Shareholders” below.

Non-resident and Foreign Shareholders

The rights of non-resident and foreign shareholders to hold or exercise voting rights on the Company’s securities are subject to the Foreign Acquisitions and Takeovers Act 1975. The Treasurer of the Australian Federal Government has the power to prohibit the acquisition of a controlling interest in any Australian company by a foreign person or persons, if the Treasurer is of the opinion that the acquisition would be contrary to the national interest. A controlling interest is defined as a shareholding of 15% or more held by a single foreign person or 40% or more held by two or more foreign persons. In each case, the person or persons may hold the shares alone or together with any associate or associates. The Treasurer may also make orders requiring that a foreign person dispose of its shares.

Other Takeover provisions

A summary of the main provisions of the Corporations Act in force at the date of this Annual Report is given below. The summary is not exhaustive.

Section 606(1) of the Corporations Act prohibits any person (including a body corporate) from acquiring a relevant interest in issued voting shares in a listed company (or an unlisted company with more than 50 members) if the person acquiring the interest does so through a transaction in relation to securities entered into by or on behalf of the person and because of the transaction, that person’s, or any other person’s voting power increases: (i) from 20% or below to more than 20%; or (ii) from a starting point that is above 20% and below 90%.

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

This prohibition is subject to certain exceptions that must be strictly complied with to be applicable.

A person may acquire a relevant interest under one of the exceptions to Section 606(1) of the Law contained in Section 611 of the Corporations Act, some of which include:

•	An acquisition that results from the acceptance of an offer under a formal takeover bid. Separate takeover bids are required for each class of shares sought.

•	An acquisition by a person who has voting power in the company of at least 19% in the six months prior to the acquisition, if as a result of the acquisition, the person would not have voting power more than 3 percentage points higher than they had six months before the acquisition.

•	An acquisition approved previously by a resolution passed at a general meeting of the company in which the acquisition is made. No votes are to be cast in favor of the resolution by the person proposing to make the acquisition, or the person (and their associates) from whom the acquisition is to be made. The members of the company must be given all the information known by the company or the person (or their associates) proposing to make the acquisition, that is material to the decision on how to vote on the resolution.

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

C. MATERIAL CONTRACTS

There were no material contracts signed by the Company since the date of last Annual Report relating to the Company’s financial year ended July 27, 2003.

D. EXCHANGE CONTROLS

Under existing Australian legislation in force at the date of the Annual Report, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Coles Myer for the movement of funds into and out of Australia, except to or on behalf of a resident, the Government or a governmental agency of Iraq, or the authorities and agencies of the Federal Republic of Yugoslavia or Zimbabwe or any of their respective agencies or nationals or property, securities or funds belonging, directly or indirectly to such persons. In addition, other legislation and regulations in Australia also restrict or prohibit payments, transactions and dealings with assets having a proscribed connection with certain countries (which at the date of the Annual Report does not include the United States of America) or proscribed persons or entities subject to international sanctions associated with terrorism and assets derived from or generated by any such assets.

Non-residents are entitled to hold Ordinary Shares in the Company. However, prohibitions and restrictions apply to the size of shareholdings and to takeovers. Prohibitions and restrictions include those found in the Corporations Act 2001, the Foreign Acquisitions and Takeovers Act 1975 (Cth), the Trade Practices Act 1975 (Cth) and the listing rules of the Australian Stock Exchange Limited.

Shareholders, including holders of ADR’s, are advised to consult their own advisors as to the source, nature and effect of the prohibitions and restrictions.

E. TAXATION

The following summary contains Australian and United States tax consequences that may result from ownership of ADSs and Ordinary Shares. This summary is not exhaustive of all possible tax considerations and is based on the laws in force as of the date of this Annual Report (some of which may have retroactive effect). Investors are advised to consult their own tax advisers as to the tax consequences under Australian, U.S. Federal, U.S. state, and U.S. local tax laws of the acquisition, ownership and disposition of ADSs and Ordinary Shares.

Australian Taxation

The Australian income tax legislation incorporates an imputation system for the relief of double taxation on dividends paid by Australian resident corporations. The imputation system applies with the effect that dividends paid to non-residents of Australia will not attract Australian withholding tax to the extent that the dividend has been fully “franked”. A dividend may be franked up to the amount of the tax that the corporation declaring the dividend has paid on the profits it is distributing. Dividends paid to United States residents that are not franked (or are partly franked) will continue to attract withholding tax at a rate of 15% on the unfranked amount.

Under the current double taxation convention between Australia and the United States, dividends paid by Coles Myer to a United States resident shareholder of Coles Myer, including an ADS holder, who is not deemed to be an Australian resident for tax purposes, will generally be subject to an Australian withholding tax at a maximum rate of 15% on their unfranked amount. If the relevant shareholding is at least 10% of Coles Myer’s issued shares, then lower withholding tax outcomes may occur under the double tax convention. To the extent that withholding tax is paid, this is a final tax and no other Australian tax would be payable.

Since the introduction of the imputation system, all dividend distributions made by Coles Myer have been fully franked. Coles Myer has provided and will continue to provide all shareholders with notices that specify the franked and unfranked amount of each dividend and the amount (if any) of dividend withholding tax deducted. The notices will also state the franking percentage.

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

A United States citizen who is a resident of Australia, or a United States corporation which is a resident of Australia (by reason of carrying on business in Australia and having its voting power controlled by shareholders who are residents of Australia, or being managed or controlled in Australia) may be liable to pay Australian income tax in respect of the profit or capital gain (if any) derived upon the disposal of ADSs or Ordinary Shares. Under current Australian tax laws, no tax is payable in respect of the disposal of ADSs or Ordinary Shares held by non-residents of Australia except:

(a)	if the ADSs or Ordinary Shares are trading stock of the holder or if an ordinary incident of the holder’s business is the sale of securities for a profit, and, in either case, the profit is sourced in Australia; or

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

In addition, under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile. For capital gains tax purposes, the death of the holder will not produce a deemed disposal, except if the ADSs or Ordinary Shares are bequeathed to a tax exempt institution (as defined by reference to certain Australian exempting provisions) or if shares held by a deceased resident pass to a non-resident who would not be subject to Australian capital gains tax on their disposal (i.e. do not fall within the circumstances outlined in (b) above). In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries, subject to those matters referred to above. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

United States Taxation

The following discussion summarizes the United States (U.S.) Federal tax consequences of the ownership of ADSs and Ordinary Shares by a person (“U.S. Stockholder”) that: (i) is a citizen or resident of the United States, a United States corporation or that otherwise will be subject to U.S. Federal income tax on a net income basis in respect of the ADSs and Ordinary Shares; (ii) is not a resident of Australia for Australian tax purposes; (iii) has not, within the preceding five years, beneficially owned 10% of the issued capital or voting stock in Coles Myer; and (iv) has not used the ADSs and Ordinary Shares in carrying on a trade or business, wholly or partly through a permanent establishment in Australia.

U.S. Federal tax law generally treats the holder of an ADS as the owner of the Ordinary Shares underlying the ADS.

The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the maximum tax rate that can be imposed on dividends from U.S. corporations and “qualified foreign corporations” to U.S. resident individuals to 15%. Coles Myer should be a “qualified foreign corporation.” To be eligible for this reduced rate of tax on dividends, the shareholder would need to meet a 60-day holding period and not have elected to treat the dividend as “investment income.”

If Coles Myer dividends are subject to Australian dividend withholding tax, subject to certain limitations, such dividend withholding tax may be claimed as a credit against the U.S. Federal income tax of the U.S. Stockholder. The credit for non-U.S. taxes is limited to the amount of U.S. Federal income tax imposed on the foreign source income of the U.S. Stockholder. This limitation is calculated separately with respect to specific classes, or “baskets” of income. For this purpose, dividends distributed by Coles Myer would generally constitute “passive income” or, in the case of certain U.S. Stockholders, “financial services income.” The U.S. tax credits allowable with respect to each income basket cannot exceed the U.S. Federal income tax payable with respect to the income in the basket. The amount of the dividend from a “qualified foreign corporation” that is allocated to foreign source income for the purpose of determining the foreign tax credit limitation would be reduced on a proportional basis for the beneficial 15% rate. U.S. Stockholders may be required to apportion certain deductions against the foreign dividend income, which may further reduce the current utilization of the foreign tax credit. Unutilized foreign tax credits can generally be carried back two years or forward up to five years before they expire. Alternatively, the U.S. Stockholder may choose, for the year the withholding tax is imposed, to claim a deduction for the withholding tax and forgo the foreign tax credit described above.

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

In addition, dividends paid by Coles Myer should not be eligible for the “inter-corporate dividends received” deduction that is generally allowed for distributions between U.S. corporations.

A U.S. Stockholder should, upon the sale or exchange of an ADS or Ordinary Share, recognize a gain or loss for U.S. Federal income tax purposes of an amount equal to the difference between the amount realized and the Stockholder’s tax basis in the ADS or Ordinary Share. This gain or loss should be a capital gain or loss if the ADS or Ordinary Share was a capital asset in the hands of the Stockholder, and should be a long-term capital gain or loss if the ADS or Ordinary Share was held for more than one year.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable

G. STATEMENT BY EXPERTS

Not applicable

H. SUBSIDIARY INFORMATION

Refer Note 33 in the consolidated financial statements contained in Item 18 for a complete list of the Company’s subsidiaries.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report.

The Coles Myer Group uses a combination of cross currency swaps and forward contracts to manage exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses the derivative classes of interest rate swaps, options, forward rate agreements and futures. Exposures arising from the importation of merchandise, non-merchandise and capital equipment are managed by the use of currency options and forward exchange contracts.

At July 27, 2003 all derivative financial instruments held by the Coles Myer Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not believed to be an exposure for the Coles Myer Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The Coles Myer Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to minimize credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the Coles Myer Group to grant or to seek collateral when entering into derivative transactions.

The Company’s net debt and foreign exchange at July 27, 2003, which is recorded at a fair value of A$267.7 million (July 28, 2002: A$747.3 million) has exposure to price risk. This risk is defined as the potential opportunity loss in fair value resulting from a hypothetical 10% adverse change in interest and foreign exchange rate movements. Actual results may differ.

A sensitivity analysis that assumes a 10% downward shift in interest rates across all yield curves at July 27, 2003, results in a potential opportunity cost to the Company’s net debt portfolio of A$9.0 million (July 28, 2002: A$1.8 million). The impact of a 10% adverse shift on the foreign exchange exposure at July 27, 2003 and July 28, 2002 would not have had a material impact on the Company’s results of operations.

See also Notes 29 and 30 to the consolidated financial statements in Item 18 containing financial instruments disclosures and disclosure about fair values of financial instruments.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15 CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report of Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including J.E. Fletcher, Chief Executive Officer (principal executive officer) and J.F. MacKenzie, Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls to the date of their evaluation.

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the financial experts serving on the audit committee are Mr. A.G. Hodgson and Mr. R.H. Allert.

ITEM 16B CODE OF ETHICS

The Company has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Coles Myer Ltd. Code of Conduct and can be accessed on the Company’s website at www.colesmyer.com. No amendments to or waivers of the code of ethics were made or granted during 2003.

ITEM 18 CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements see pages 78 through 144, incorporated herein by reference.

The following consolidated financial statements together with the Report of Independent Accountants thereon, are filed as part of this Annual Report.

ITEM 19 EXHIBITS

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated September 7, 2001).

4.1	Employment agreement - Ms. Dawn Robertson, filed with the 2002 Form 20-F

4.2	Employment agreement - Mr. Alan Williams, filed with the 2002 Form 20-F

4.3	Employment agreement - Mr. Tim Hammon, filed with the 2003 Form 20-F

8.	List of subsidiaries (included herein as Note 33 in the Consolidated Financial Statements).

10.	Consent of Independent Accountants

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2003

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2003

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2003

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2003

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLES MYER LTD.
(Registrant)

(Signature)
Date December 15, 2003	J.F. MacKenzie CHIEF FINANCIAL OFFICER

Certification Required by Rule 13a-14(a) under the Securities Exchange Act of 1934

I, John Edward Fletcher, certify that;

1.	I have reviewed this annual report on Form 20-F of Coles Myer Ltd. (“the registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Omitted pursuant to the guidance of SEC Release No. 33-8238 (June 5, 2003)]

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

(Signature)
J.E. Fletcher
Date December 15, 2003	CHIEF EXECUTIVE OFFICER

Certification Required by Rule 13a-14(a) under the Securities Exchange Act of 1934

I, J. Fraser MacKenzie, certify that;

1.	I have reviewed this annual report on Form 20-F of Coles Myer Ltd. (“the registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	[Omitted pursuant to the guidance of SEC Release No. 33-8238 (June 5, 2003)]

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

(Signature)
J.F. MacKenzie
Date December 15, 2003	CHIEF FINANCIAL OFFICER

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Coles Myer Ltd, an Australian company (the “registrant”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended July 27, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

(Signature)
J.E. Fletcher
Date December 15, 2003	CHIEF EXECUTIVE OFFICER

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Coles Myer Ltd, an Australian company (the “registrant”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended July 27, 2003 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

(Signature)
J.F. MacKenzie
Date December 15, 2003	CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Coles Myer Ltd.

For purposes of Form 20-F filing with the U.S. Securities and Exchange Commission.

We have audited the accompanying consolidated balance sheets of Coles Myer Ltd. and its subsidiaries, (the “CML Group”), as at July 27, 2003 and July 28, 2002 and the related consolidated statements of income and of cashflows and changes in issued share capital and reserves and retained profits for each of the three fiscal years in the period ended July 27, 2003, all expressed in Australian dollars. As described in Note 1, these financial statements have been prepared on the basis of accounting principles generally accepted in Australia. These financial statements are the responsibility of Coles Myer Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, there have been changes in policy with respect to the accounting for rebates, indirect logistics expenses, dividends and annual leave entitlements.

Note 1 (d) refers to a difference between these financial statements and those presented to shareholders in Australia, in relation to the CML Group’s treatment of goodwill arising on acquisition of companies and businesses until July 31, 1988, which treatment was not in conformity with Australian accounting standards. These financial statements have been adjusted to conform to Australian accounting standards.

In our opinion, the consolidated financial statements audited by us present fairly, in all material respects, the financial position of Coles Myer Ltd. and its subsidiaries at July 27, 2003 and July 28, 2002 and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 27, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit expressed in Australian dollars for each of the three years in the period ended July 27, 2003 and the determination of consolidated shareholders’ equity and consolidated financial position also expressed in Australian dollars at July 27, 2003 and July 28, 2002 to the extent summarised in Note 31 to the consolidated financial statements.

PricewaterhouseCoopers

Melbourne, Australia

September 19, 2003

COLES MYER LTD.

CONSOLIDATED INCOME STATEMENTS

		2003	2002	2001
	Notes	52 weeks	52 weeks	52 weeks
		A$M	A$M	A$M
Sales	3	27,016.6	25,688.7	23,779.6
Cost of goods sold		(19,618.6)	(19,419.9)	(17,771.3)

Gross profit		7,398.0	6,268.8	6,008.3

Other revenue from operating activities	3	17.7	650.6	575.0
Cumulative effect of change in accounting policy for supplier promotional rebates		(76.5)
Other revenue from non-operating activities	3	275.3	286.3	313.2
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	3	392.5	111.8	149.9
Net book value of property, plant and equipment, investments and businesses and controlled entities disposed		(416.8)	(123.9)	(148.3)
Borrowing costs	4	(86.9)	(102.9)	(124.7)
Advertising expenses		(383.8)	(323.0)	(314.5)
Selling and occupancy expenses		(5,327.5)	(5,159.2)	(5,131.3)
Administrative expenses		(1,183.2)	(1,126.3)	(1,119.4)

Profit from ordinary activities before income tax		608.8	482.2	208.2
Income tax expense	5	(187.7)	(137.2)	(68.0)

Net profit		421.1	345.0	140.2

Net (decrease)/increase in asset revaluation reserve		83.5	(4.2)	1.8
Net decrease in foreign currency translation reserve		(17.1)	—	—
Adjustment resulting from change in accounting policy for annual leave entitlements		(6.6)

Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd recognized directly in equity		59.8	(4.2)	1.8

Total changes in equity other than those resulting from transactions with owners as owners		480.9	340.8	142.0

Basic earnings per share (in A$)		0.32	0.25	0.10

Diluted earnings per share (in A$)		0.33	0.27	0.11

Notes on pages 87 to 144 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED BALANCE SHEETS

		July 27,	July 28,
	Notes	2003	2002
		A$M	A$M
ASSETS
Current assets:
Cash		905.5	866.0
Receivables	7	346.0	288.7
Inventories		2,836.8	2,808.9
Other	8	28.1	53.2

		4,116.4	4,016.8

Non-current assets:
Receivables	9	121.5	129.6
Investments	10	105.8	109.2
Property, plant and equipment, net	11	3,340.6	3,499.5
Intangible assets, net	12	516.8	269.4
Other	13	251.7	296.1

		4,336.4	4,303.8

TOTAL ASSETS		8,452.8	8,320.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14	2,476.3	2,270.7
Borrowings	15	10.8	15.3
Tax Liabilities	16	13.6
Provisions	17	540.8	640.6

		3,041.5	2,926.6

Non-current liabilities:
Long term debt	18	1,143.3	1,552.8
Other		49.3	48.6
Provisions	19	419.5	453.8

		1,612.1	2,055.2

Shareholders’ equity:
Issued share capital	20	2,210.3	2,032.3
Reserves		468.8	402.4
Retained profits		1,120.1	904.1

		3,799.2	3,338.8

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		8,452.8	8,320.6

Commitments and contingent liabilities	25

Notes on pages 87 to 144 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	2003 52 weeks	2002 52 weeks	2001 52 weeks
		A$M	A$M	A$M
Cash flows from operating activities
Receipts from customers		28,904.1	27,540.3	25,529.3
Payments to suppliers and employees		(27,469.2)	(26,259.9)	(24,587.6)
Distributions received from associated entities		6.2	5.6	5.6
Interest received		20.0	15.0	9.2
Borrowing costs paid		(103.6)	(105.9)	(125.5)
Income tax paid		(179.1)	(77.1)	(158.8)

Net cash inflow from operating activities	A	1,178.4	1,118.0	672.2

Cash flows from investing activities
Payments for property, plant and equipment		(625.2)	(507.7)	(492.7)
Cash paid for purchases of businesses and controlled entities	B	(241.7)	(70.4)	(123.3)
Cash paid for purchases of other investments				(23.8)
Payment for purchase of associated entity		(1.4)	(0.1)	(0.6)
Proceeds on sale of property, plant and equipment		37.1	31.1	115.1
Proceeds on sale of Sydney Central Plaza	B	372.8
Proceeds on sale of businesses and controlled entities	B		57.8
Proceeds on sale of investments		7.6	2.3	25.4
Loans from other entities		13.6	41.6	18.1

Net cash outflow from investing activities		(437.2)	(445.4)	(481.8)

Cash flows from financing activities
Proceeds from issue of shares		—	—	680.6
Proceeds from borrowings		279.7	924.4	6,207.1
Repayments of borrowings		(704.6)	(1,022.4)	(6,434.0)
Payments for shares bought back			(1.4)	(8.6)
Dividends paid		(287.6)	(285.3)	(365.1)

Net cash (outflow)/inflow from financing activities		(712.5)	(384.7)	80.0

Net increase in cash held		28.7	287.9	270.4
Cash at beginning of the year		866.0	578.1	307.7

Cash at end of the year	C	894.7	866.0	578.1

Notes on pages 87 to 144 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Notes

A.	Reconciliation of net cash provided by operating activities to net profit is as follows:

	2003 52 weeks	2002 52 weeks	2001 52 weeks
	A$M	A$M	A$M
Net cash inflow from operating activities	1,178.4	1,118.0	672.2
Depreciation and amortization	(512.6)	(493.4)	(482.3)
Changes in assets and liabilities
Increase/(decrease) in current receivables	69.5	27.0	(194.5)
(Decrease)/increase in inventories	(24.0)	(104.1)	0.8
Increase/(decrease) in future income tax benefits	(38.3)	28.4	(28.3)
Increase in other assets	(29.6)	17.9	114.5
(Increase)/decrease in trade creditors	(105.1)	(213.8)	188.7
Decrease/(increase) in other liabilities	(55.0)	90.4	(158.3)
(Increase)/decrease in provision for income tax	(20.3)	(28.1)	143.6
(Increase) in provisions	(79.2)	(44.9)	(60.5)
(Increase)/decrease in deferred income tax	74.4	(29.9)	(14.9)
Net loss on sale of plant and equipment	(31.2)	(27.0)	(20.8)
Net profit/(loss) on sale of freehold properties	1.4	15.0	21.6
Net (loss) on sale of businesses and controlled entities	5.5	(0.1)
Write-down of non-current assets to recoverable amounts	(12.8)	(10.4)	(41.6)

Net profit	421.1	345.0	140.2

B.	Acquisitions/disposals

On May 26, 2003, Liquorland (Australia) Pty Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd. (Theo’s NSW) for A$179.8 million plus associated inventory for A$37.4 million and freehold property for A$14.8 million. It is currently proposed the property will be sold and leased back. The consideration comprises cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd. has guaranteed a value of A$7.00 per share throughout a period of three years, commencing May 26, 2003, and will bear any share price risk during that period. Should any additional consideration become payable it will be brought to account as a component of goodwill arising on the acquisition under Australian GAAP. Under U.S. GAAP, any additional consideration will be recorded as a reduction to equity. At balance date, no amount would have been payable.

On January 6, 2003, Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty. Ltd. for A$38.7 million plus associated inventory for A$11.1 million and freehold property for A$17.5 million. It is currently proposed the property will be sold and leased back.

On March 10, 2003, the CML Group sold Sydney Central Plaza for A$372.8 million, net of transaction and sale related costs of A$17.2 million.

During 2002 Coles Supermarkets (Australia) Pty. Ltd. and Bi-Lo Pty. Ltd., both wholly owned controlled entities of Coles Myer Ltd., acquired 35 ex-Franklins stores for A$59.3 million.

On May 27, 2002, Coles Myer Ltd. sold 100% of its investment in the issued capital of Amalgamated Food & Poultry Pty. Ltd. for A$65.0 million.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

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

Details of the aggregate cash flows and consideration relating to the acquired businesses and controlled entities, which are accounted for as purchase business combinations, and the aggregate assets and liabilities of the entities at the date of acquisition were as follows:

	Acquisitions			Disposals
	2003	2002	2001	2003	2002
	52 weeks	52 weeks	52 weeks	52 weeks	52 weeks
	A$M	A$M	A$M	A$M	A$M
Cash consideration (paid)/received net of cash acquired/disposed	(362.6)	(70.4)	(123.3)	372.8	66.5

Cash	3.2				(8.7)
Receivables – current	17.6		2.5	(2.1)	(1.9)
Inventories	51.8	12.9	15.0		(4.1)
Other assets – current	2.4		0.1	(1.2)	(0.2)
Property, plant and equipment	45.8	25.4	8.9	(363.0)	(64.6)
Deferred tax assets	2.0	1.4			(3.4)
Intangible assets	260.2	37.0	133.7		(13.4)
Other assets – non-current			1.4		(0.3)
Payables	(19.1)	(1.3)	(22.6)	(1.0)	18.9
Interest bearing liabilities – current			(3.4)
Provisions – current	(1.3)	(4.5)	(0.9)		6.2
Interest bearing liabilities – non-current		(0.5)	(11.3)
Provisions – non-current			(0.1)		1.1

Net assets acquired/(disposed)	362.6	70.4	123.3	(367.3)	(70.4)

Reconciliation of cash flows:
Consideration	(362.6)	(70.4)	(123.3)	372.8	66.5
Consideration satisfied by share issue	117.7
Cash acquired/disposed	3.2				(8.7)

Cash (Outflow)/Inflow	(241.7)	(70.4)	(123.3)	372.8	57.8

C. Reconciliation of cash

For the purposes of the Consolidated Statements of Cash Flows, cash includes cash on hand and at bank, net of bank overdrafts. Cash at the end of the year as shown in the Consolidated Statements of Cash Flows is reconciled to the relevant statement of financial position items as follows:

	2003 52 weeks	2002 52 weeks	2001 52 weeks
	A$M	A$M	A$M
Cash assets	905.5	866.0	578.1
Bank overdrafts	(10.8)

	894.7	866.0	578.1

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

D. Non-cash financing and investing activities

Financing – CML issued ordinary shares under the Dividend Reinvestment Plan for A$60.3 million (2002 A$60.0 million, 2001 A$87.8 million).

Investments – CML issued ordinary shares for A$117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd

During 2002, the CML Group disposed of its investments in Power Investment Funding Pty. Ltd., Investment Funding Pty. Ltd., and Label Developments Pty. Ltd. for $NIL consideration. As a result, current receivables decreased A$115.3 million, current loans decreased A$115.3 million, non-current receivables decreased A$17.2 million, non-current loans decreased A$17.2 million and investments decreased $NIL on disposal.

In 2001, the CML Group disposed of its investment in Investments Development Funding Pty. Ltd. for $NIL consideration. Non-current receivables decreased A$60.3 million, non-current loans decreased A$60.3 million, and investments decreased $NIL on disposal.

E. Details of major financing facilities

Credit standby facilities: The CML Group has A$580.0 million (2002 A$730.0 million) of committed facilities of which A$580.0 million (2002 A$730.0 million) were undrawn at balance date. The facilities have maturity dates ranging between October 2003 and August 2008 (2002 maturity dates ranged between May 2003 and August 2007).

Commercial paper: The CML Group has commercial paper programs based in Australia and Europe. The programs are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2002 $NIL).

Medium term notes: The CML Group has issued medium term notes under a debt issuance program and under medium term note programs in both Europe and Australia. It also operated a medium term note program in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by Coles Myer Ltd. At balance date, A$1,052.4 million (2002 A$1,244.3 million) equivalent of medium term notes were on issue.

Other loans: A$7.5 million (2002 A$18.1 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004 (2002 July 2004).

$NIL million (2002 A$327.2 million) of domestic bank loans of various maturities were outstanding at balance date.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN ISSUED SHARE CAPITAL

	Ordinary
	Fully Paid		Partly Paid A$0.01
	millions	A$M	millions	A$M
Balance, July 30, 2000	1,164.3	1,213.8	0.2	—
Conversion of partly paid to fully paid	—	—	—	—
Shares bought back on-market	(1.4)	(8.6)
Dividend reinvestment plan	13.7	87.9

Balance, July 29, 2001	1,176.6	1,293.1	0.2	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	8.2	60.0
Shares bought back on-market	(0.2)	(1.4)

Balance, July 28, 2002	1,184.6	1,351.7	0.1	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	10.0	60.3
Issue for acquisition of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.	17.8	117.7

Balance, July 27, 2003	1,212.4	1,529.7	0.1	—

	Preference (ReCAPS)
	Fully Paid
	millions	A$M
Allotment of shares	7.0	680.6

Balance, July 28, 2002	7.0	680.6

Balance, July 27, 2003	7.0	680.6

Notes on pages 87 to 144 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN ISSUED SHARE CAPITAL

Notes (continued)

Ordinary Class Shares

Ordinary shares entitle the holder to participate in the dividends of the company and the proceeds on winding up of the company, subject to entitlements of the non-redeemable reset convertible preference shares. Fully paid ordinary class shares entitle the holder to one vote, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders).

At July 27, 2003, there were 124,000 (2002 128,000) partly paid shares on issue, of which a further $1.99 per share is uncalled.

On July 19, 2001, the first 500 of each shareholder’s ordinary shares were redesignated on the Australian Stock Exchange as Discount Card shares. On April 12, 2002, the Discount Card shares reverted back to ordinary shares. During their separate listing, Discount Card shares remained ordinary shares and as such, ranked equally with non-Discount Card shares in every respect including voting and dividend rights.

Dividend Reinvestment Plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares, rather than being paid in cash. Shares are issued under the plan at a 2.5% discount to the market price (5% discount prior to the November 2001 ordinary dividend).

Share buy-back

During the period July 30 - August 10, 2001 (July 29 - July 27, 2001), the company purchased 222,322 ordinary class shares on-market as part of the company’s capital management program. The shares were acquired at an average price including incidental costs of A$6.44 per share, with prices ranging from A$6.10 to A$6.60. The total cost of A$1,430,699, including A$1,328 of transaction costs, was deducted from ordinary class share capital.

At July 27, 2003, an on-market buy-back program remained in place, with 28.4 (2002 28.4) million shares remaining of the original approved limit of 30.0 million shares.

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

In the event of the winding up of the company, ReCAPS will rank ahead of ordinary shares. On reset dates, the outstanding ReCAPS may be converted into ordinary shares at the option of the holders of the ReCAPS or CML. The rights of holders of ReCAPS were not affected by the redesignation of ordinary shares on July 19, 2001 and their subsequent reversion on April 12, 2002.

Notes on pages 87 to 144 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN RESERVES AND RETAINED PROFITS

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M
Asset revaluation reserve
Balance at beginning	402.4	406.6	404.8
Fair value increment/(decrement) of freehold and investment properties	83.5	(4.2)	1.8

	485.9	402.4	406.6

Foreign currency translation reserve
Balance at beginning	—	—	—
Net exchange differences on translation of foreign controlled entity	(17.1)	—	—

	(17.1)	—	—

Retained profits
Balance at beginning	904.1	906.0	1,210.3
Adjustment resulting from change in accounting policy for providing for dividends (Note 2)	149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (Note 2)	(6.6)
Net profit for the year	421.1	345.0	140.2
Cash dividends	(348.2)	(346.9)	(444.5)

	1,120.1	904.1	906.0

Total reserves and retained profits
Balance at beginning	1,306.5	1,312.6	1,615.1
Adjustment resulting from change in accounting policy for providing for dividends (Note 2)	149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (Note 2)	(6.6)
Net profit for the year	421.1	345.0	140.2
Cash dividends	(348.2)	(346.9)	(444.5)
Fair value increment/(decrement) of freehold and investment properties	83.5	(4.2)	1.8
Net exchange differences on translation of foreign controlled entity	(17.1)	—	—

	1,588.9	1,306.5	1,312.6

Notes on pages 87 to 144 form part of the financial statements.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The significant accounting policies adopted by Coles Myer Ltd. (the “Company”, “CML”) and its controlled entities (the “CML Group”) are detailed below. The financial statements are prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”). Where these principles differ from those generally accepted in the United States (“U.S. GAAP”) reference is made by footnote. A reconciliation of the major differences between the accompanying financial statements and U.S. GAAP is included at Note 31.

a	Basis of preparation

The financial statements have been prepared as a general purpose financial report, which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

b	Principles of consolidation

The consolidated financial statements have been prepared on an economic entity basis for the CML Group. The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year-end is contained in Note 33. Where control of an entity is obtained during the year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control existed.

c	Accounting for acquisitions

Acquired businesses are accounted for on the basis of the purchase method of accounting which consists of assigning fair values at date of acquisition to all the identifiable underlying assets acquired and to the liabilities assumed.

d	Goodwill

Goodwill on acquisitions since July 31, 1988 has been brought to account as an asset and amortized, using the straight line method, over the period in which the benefits are expected to arise, but not exceeding 20 years. The carrying value of goodwill is reviewed at each reporting period. For the purposes of U.S. GAAP, goodwill acquired is not amortized but must be tested for impairment at least annually, or when conditions warrant.

In the financial statements submitted to shareholders, directors caused goodwill on acquisitions to July 31, 1988 to be written off as an extraordinary item, this being contrary to the treatment required by the relevant Australian accounting standard. Directors were satisfied all relevant goodwill on acquisitions would generate benefits for the company for periods of at least twenty years, but preferred immediate write off to amortization over an arbitrarily chosen period of years. However, the SEC requires that financial statements filed with it comply in all material respects with accounting standards in each company’s country of origin. Accordingly, in these financial statements prepared for purposes of filing with the SEC, goodwill on acquisitions to July 31, 1988 has been reinstated at cost and amortized,

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

using the straight line method, against profit from operations over 20 years from date of acquisition, unless accelerated amortization is required due to a carrying value exceeding the recoverable amount. As a result, net profit reported in these financial statements has been decreased by A$8.4 million, (2002 A$8.8 million, 2001 A$10.6 million) with the aggregate adjustment arising from all prior years causing shareholders’ equity to increase by A$22.8 million (2002 A$31.2 million).

e	Equity accounting of associated companies

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are deemed to be immaterial.

f	Receivables

Trade and other debtors are recognized at the amounts receivable as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

g	Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume related supplier rebates and supplier promotional rebates are recognized as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier (Note 2). These reimbursements are recorded as other revenue from non-operating activities.

h	Investments

The carrying amounts of all listed investments are stated at the lower of cost and recoverable amount. Dividends from all investments are brought to account when receivable.

i	Property, plant and equipment

(i) Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date.

Annual internal assessments are made, supplemented by independent assessments at least every three years. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such a tax will crystallize. Borrowing and other holding and development costs on property under development are capitalized until completion of the development.

Plant and equipment is measured at the lower of cost less accumulated depreciation, and recoverable amount.

(ii) Leasehold improvements

The cost of improvements to or on leasehold properties is amortized on a straight-line basis, over the unexpired period of the lease or the estimated useful life of the improvement, whichever is the shorter.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(iii) Depreciation and amortization

Depreciation and amortization is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, over their estimated useful lives. U.S. GAAP also requires investment properties to be depreciated. Refer Note 31 for a reconciliation to U.S. GAAP, where an additional expense has been recognized.

The depreciation rates used for each class of assets are as follows:

	2003	2002	2001
Buildings	1.5%	1.5%	1.5%
Plant and equipment	5% - 33%	5% - 33%	5% - 33%
Computer software	33%	33%	33%

j	Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. The carrying amounts of non-current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount the asset is written down to its recoverable amount at balance date. The decrement in the carrying amount of assets valued on the cost basis is recognized as an expense in the consolidated income statements in the reporting period in which the recoverable amount write-down occurs. In determining the recoverable amount, expected future cash flows have been discounted to their present value.

k	Identifiable intangible assets

(i) Brand names

Brand names purchased by the CML Group are measured at fair value and brought to account as non-current assets. Brand names held at July 27, 2003 have an indefinite life.

(ii) Licenses

Liquor and gaming licenses purchased by the CML Group are measured at fair value and brought to account as non-current assets. Effective July 29, 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that in all material respects, liquor licenses have an indefinite life as they have unlimited legal lives and are unlikely to become commercially obsolete. Gaming licenses purchased during 2003 also have an indefinite life.

As a consequence, no amortization of licenses has been charged for the year ended July 27, 2003. Had a change in estimate of useful life not taken place, an amount of A$10.3 million relating to amortization expense would have been charged in the year to July 27, 2003.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in the financial statements, is shown in the provision for deferred income tax or future tax benefit, as applicable. The timing differences have been measured using the tax rates expected to apply when the differences reverse. The future income tax benefits arising from tax losses have been recognized only where the realization of such benefits in future years are considered virtually certain.

The CML Group implemented the tax consolidation legislation as of July 29, 2002. Refer Note 5 for further disclosure.

n	Foreign exchange

Foreign currency transactions are translated to Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date. Resulting exchange differences are brought to account as exchange gains or losses in the consolidated income statements in the financial year in which the exchange rates change.

With respect to specific commitments, hedging (as defined under Australian GAAP) is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods and services, together with subsequent exchange gains or losses resulting from those transactions, are deferred in the consolidated balance sheets from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the consolidated balance sheets. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the consolidated income statements.

The assets and liabilities of foreign operations that are self-sustaining are translated at the rates of exchange prevailing at balance date. Equity items are translated at historical rates. The consolidated income statements are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

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

Liabilities for annual leave entitlements are accrued at nominal amounts on the basis of statutory and contractual requirements, including related on-costs. They are measured using rates expected to be paid when the obligations are settled, and are not discounted (Note 2). Under U.S. GAAP these liabilities are measured at their current rates. The effect of this difference is detailed in Note 31.

Liabilities for long service leave entitlements which are not expected to be paid or settled within twelve months are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments, including related on-costs, are discounted using the rates attaching to national government guaranteed securities with similar maturity terms. Contributions to superannuation funds are expensed as incurred (Note 23).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A liability for employee entitlements in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

•	there are formal terms in the plan for determining the amount of the entitlement;

•	the amounts to be paid are determined before the time of completion of the financial report; or

•	past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within twelve months and are measured at the amounts expected to be paid when they are settled.

Equity-based compensation benefits are provided to employees via the Executive Share Option Plan (Note 24). No accounting entries are made until options over unissued shares are exercised at which time the amounts receivable from executives are recognized in the consolidated balance sheets as share capital.

p	Superannuation

The CML Group has a number of superannuation funds, which exist to provide benefits for employees and their dependants on retirement, disability or death. The most recent actuarial reports indicated that the financial position of the defined benefit funds is sufficient to meet projected commitments. The CML Group’s commitment in respect of accumulation type funds is limited to making the specified contributions. The CML Group’s contributions to the superannuation funds are expensed as incurred in these financial statements, which are prepared under Australian GAAP. The effect of the difference from U.S. GAAP is reflected in Note 31, and U.S. GAAP information in relation to the defined benefit funds (in accordance with FAS 87 and FAS 132) is detailed in Note 23.

q	Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all of the risks and benefits of ownership of the property are retained by the lessors, and accordingly, in the financial statements, they are classified as operating leases.

Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Refer Note 25 for details of non-cancelable operating lease commitments.

r	Lease incentives

From January 30, 1995 lump sum payments received in relation to major lease contracts are deferred and amortized over the period of benefit. In the past such amounts were credited to the Consolidated Income Statements in the year in which they were receivable.

U.S. GAAP requires lease incentives for lease agreements entered into after December 31, 1988 to be recognized on a straight-line basis over the term of the new lease. The effect of this difference is detailed in Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

s	Interest bearing liabilities

Borrowings are carried at their principal amounts. Interest is recognized as an expense as it accrues, except where it is included in the cost of qualifying assets. Qualifying assets are assets that necessarily take a substantial period of time to prepare for intended use. Long and medium term borrowing expenses are amortized over the lesser of five years or the term of the relevant borrowing.

t	Revenue

Revenue from sale of goods is recognized at the point of sale, includes concession sales and is after deducting returns, duties and taxes paid.

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

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

v	Derivatives

The CML Group is exposed to changes in interest rates and foreign exchange rates from its activities. These risks are hedged by the CML Group primarily through the use of derivatives, which mainly take the form of swaps, futures, forward contracts and options. Interest rate derivatives that are designated and are effective as hedges, are deferred and amortized over the remaining life of the hedged items. Cross currency swaps are revalued at spot rates at balance date and movements are recognized in the consolidated income statements as gains and losses together with the foreign currency gains and losses on the underlying borrowings.

w	Goods and Services Tax (GST)

Revenues, expenses and assets are generally recognized net of the amount of GST. Where GST is incurred on purchases and is not recoverable from the Australian Taxation Office (ATO) it is included as part of the cost of acquisition of an asset or part of an item of expense. Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to the ATO are classified as operating cash flows.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

x	Segment reporting

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The business segments reported are: Food & Liquor, Kmart & Officeworks, MGB & Megamart, Target, Emerging Businesses and Property & Unallocated.

y	Rounding of amounts

Dollar amounts have been rounded to the nearest tenth of a million dollars. Where the amount is $50,000 or less, this is indicated by a dash (“-”) unless specifically stated otherwise.

z	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date (Note 2).

aa	Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognised.

The provision recognized is based on the excess of the estimated cash flows to meet the unavoidable costs under the contract over the estimated cash flows to be received in relation to the contract, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted to their present value.

Under U.S. GAAP this type of provision is not permitted. The effect of the difference from U.S. GAAP is reflected in Note 31.

ab	Workers’ compensation and self-insurance

The CML Group is self-insured for costs relating to workers’ compensation and general liability claims. Provisions are recognized based on claims reported, and an estimate of claims incurred but not yet reported. These provisions are determined on a discounted basis, utilizing an actuarially determined method which is based on various assumptions including but not limited to future inflation, investment return, average claim size and claim administration expenses

ac	Advertising

Advertising costs are expensed as incurred.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. CHANGES IN ACCOUNTING POLICY

Changes in accounting policy for inventory costing

(a) Supplier promotional rebates

Effective July 29, 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”).

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at July 29, 2002, the CML Group inventory decreased by A$76.5 million (July 2001 A$76.7 million, July 2000 A$76.9 million). If the accounting policy had always been applied, the impact of the change would have been an increase to profit before tax by A$0.2 million for the year ended July 29, 2001, an increase to profit before tax by A$0.2 million for the year ended July 28, 2002 and a decrease by A$2.8 million for the year ended July 27, 2003.

Under the proposed international financial reporting standards coming into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the consolidated income statements.

(b) Indirect logistics expenses

Effective July 29, 2002, the CML Group made a modification to its policy of recognizing indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 “Inventories”. This treatment also complies with U.S. GAAP.

On initial adoption of the change at July 29, 2002, the CML Group’s inventory increased by A$4.5 million. For the year ended July 27, 2003, the change in accounting policy was an increase to the CML Group’s profit before tax of A$5.0 million. Had this policy been applied for the previous corresponding periods the effect would have been the same.

Change in accounting policy for providing for dividends

Effective July 29, 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” released in October 2001. This treatment of providing for dividends is consistent with U.S. GAAP. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of A$149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at July 28, 2002 for the accrued ReCAPS dividend and the proposed final ordinary dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced current liabilities - provisions and total liabilities at the beginning of the financial year by A$149.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

Change in accounting policy for annual leave entitlements

Effective July 29, 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 “Employee Benefits” released in June 2001. In previous years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted. Under U.S. GAAP these liabilities are measured at their current rates. The effect of this difference is detailed in Note 31.

An adjustment of A$6.6 million was made at the beginning of the financial year to decrease retained profits, A$9.4 million to increase employee provisions, and A$2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the years ended July 29, 2001, July 28, 2002 and July 27, 2003 would have been immaterial.

3. REVENUE

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M

Revenue from operating activities
Sales	27,016.6	25,688.7	23,779.6
Rebates and other allowances	17.7	650.6	575.0
Cumulative effect of change in accounting policy for supplier promotional rebates	(76.5)

Revenue from non-operating activities
Proceeds from disposal of
Property, plant and equipment	19.7	38.8	124.5
Sydney Central Plaza	372.8
Investments			25.4
Businesses and controlled entities		73.0

	392.5	111.8	149.9

Interest income*	23.7	27.4	16.0
Rental income	30.8	37.8	31.7
Other income	220.8	221.1	265.5

	275.3	286.3	313.2

Total revenue	27,625.6	26,737.4	24,817.7

*	Includes interest from the Coles Myer Employee Share Plan of A$3.7 million (2002 A$12.4 million, 2001 A$6.7 million).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. OPERATING PROFIT

Profit from ordinary activities before income tax expense includes the following net gains and expenses:

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M
Gains:
Net gain/(loss) on sale of
Freehold property	1.4	15.0	21.6
Plant and equipment	(31.2)	(27.0)	(20.8)
Sydney Central Plaza	5.5
Businesses and controlled entities		(0.1)	0.8

	(24.3)	(12.1)	1.6

Expenses:
Interest	86.2	100.8	120.8
Other costs of finance	0.7	2.1	3.9

Total borrowing costs	86.9	102.9	124.7

Depreciation
Freehold buildings	0.7	0.6	1.1
Leasehold improvements	49.4	45.4	41.3
Plant and equipment	418.2	408.9	407.1

	468.3	454.9	449.5

Amortization
Liquor licenses		10.3	3.2
Goodwill	16.2	15.7	17.3
Computer software	25.3	9.7	9.7
Stamp duty	2.8	2.8	2.6

	44.3	38.5	32.8

Provisions
Employee entitlements	254.3	240.2	233.5
Workers’ compensation	101.2	64.6	46.3
Self-insured risks	22.8	19.8	34.4

	378.3	324.6	314.2

Write-down of non-current assets to recoverable amounts
Investments			8.6
Property, plant and equipment	12.8	10.4	33.0

	12.8	10.4	41.6

Bad and doubtful debts	3.8	9.6	9.5

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INCOME TAX EXPENSE

The Australian statutory tax on profit is reconciled to the income tax expense as follows:

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M

Profit before income tax	608.8	482.2	208.2

Statutory rate of taxation	30%	30%	34%

Tax calculated at the statutory rate on profit before income tax (from)/to which is (deducted)/added the tax effect of:	182.6	144.7	70.8
Non-deductible depreciation and amortization	2.5	5.4	2.5
Realization of unrecognized timing differences	(0.5)	(0.5)	(1.7)
Investment property tax depreciation	(2.1)	(3.5)	(4.2)
Under/(over) provision from prior year	2.0	10.4	(20.5)
Non-allowable goodwill amortization and write off	2.6	2.6	3.6
Loss/(profit) on property sales not subject to tax	0.6	(3.8)	(1.3)
Other items not subject to tax	(5.6)	(7.3)	(6.3)
Other non-deductible expenditure	6.6	2.0	31.9
Income losses recouped		(11.8)	(8.1)
Difference between accounting and tax profits from partnerships and trusts	(1.0)	(1.0)	(1.9)
Effect on deferred balances of change in tax rate from 34% to 30%			3.2

Income tax expense	187.7	137.2	68.0

The components of income tax expense are:
Income tax expense credited to current tax provision	199.3	104.8	30.6
The net tax effect of temporary differences:
Fixed assets and software temporary differences	(36.7)	(17.9)	(9.3)
Employee entitlements	(12.7)	(4.3)	(12.9)
Prepayments	(0.4)	(3.2)	19.0
Provisions	(4.4)	29.1	9.5
Income received in advance	(1.6)	1.0	5.7
Income received from partnerships	(1.6)	2.1	(2.4)
Foreign exchange translation, hedge and other finance costs	33.0	(19.3)	14.1
Inventory valuation	(24.4)	14.8	22.8
Other	27.2	30.1	(9.1)

Income tax expense	187.7	137.2	68.0

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. INCOME TAX EXPENSE (continued)

The significant temporary differences which give rise to deferred tax assets and liabilities are as follows:

	July 27, 2003		July 28, 2002
	Deferred income tax liabilities A$M	Future income tax benefits A$M	Deferred income tax liabilities A$M	Future income tax benefits A$M
Fixed assets and software depreciation	(101.2)	16.4	(149.0)	37.4
Foreign exchange translation, hedge and other finance costs	(4.8)	(13.7)	(6.6)	21.2
Employee entitlements		160.9		148.2
Prepayments	(16.8)		(17.2)
Income received in advance	(5.8)		(7.4)
Inventory valuation	1.9		(22.5)
Provisions and accruals	(48.4)	43.9	(45.8)	37.0
Lease incentives		14.4		14.5
Differences between tax and accounting income of partnerships and trusts	—		(1.0)

	(175.1)	221.9	(249.5)	258.3

Included in:
Provisions (non-current)	(175.1)		(249.5)
Other assets (non-current)*		221.9		258.3

	(175.1)	221.9	(249.5)	258.3

*	Potential future income tax benefits of A$6.3 million (2002 $NIL, 2001 A$25.0 million) attributable to tax losses of A$20.9 million (2002 $NIL, 2001 A$76.9 million) have not been recognized as realization of the losses is not virtually certain under Australian GAAP. Under U.S. GAAP, these tax losses would not be recognized as realization of the losses is not probable. Future income tax benefits attributable to tax losses that were recognized in 2002 totaled A$12.4 million.

These financial statements have been prepared on the basis that the CML Group will implement the tax consolidation legislation as of July 29, 2002. The Commissioner of Taxation has not yet been notified of this decision and a tax sharing agreement between members of the tax-consolidated group is not yet in place. As a consequence of implementing the consolidation legislation, CML, as the head company in the tax-consolidated group, recognizes current and deferred tax amounts relating to transactions, events and balances in the tax consolidated group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under an accounting tax allocation arrangement with the tax-consolidated subsidiaries are recognized separately as inter-company tax-related amounts receivable or payable. Expenses and revenues arising under the tax allocation arrangement are recognized as a component of income tax expense or revenue.

The financial effect of the tax consolidation legislation has been recognized in these financial statements, with no material impact on the consolidated income statements or balance sheets. Certain decisions relevant to establishing the post consolidation taxation values of assets are still outstanding at July 27, 2003, but the impact of these decisions is not expected to materially affect the consolidated income statements.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. DIVIDENDS

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M

Interim ordinary 13.5 cents (2002 13.5 cents, 2001 13.5 cents) paid on May 13, 2002	160.6	159.3	157.9
Final ordinary 12.0 cents (2001 12.0 cents) paid on November 11, 2002 recognized as a liability at July 28, 2002, but adjusted against retained profits at the beginning of the financial year as a result of the change in accounting policy for providing for dividends (Note 2).	142.1	142.1	141.2

Preference A$3.2589 (2002 $3.2589) paid on December 2, 2002	22.8	22.8
Less: provided at July 29, 2001*		(7.6)

	22.8	15.2
Preference A$3.2411 (2002 $3.2411, 2001 $2.9205) paid June 2, 2003	22.7	22.7	20.4
Preference A$3.2589 payable December 2, 2002 pro rata to July 28, 2002 (2001 November 30, 2001 pro rata to July 29, 2001)*		7.6	7.6

Total ReCAPS dividends	45.5	45.5	28.0

Special ordinary of NIL (2001 10.0 cents paid on June 18, 2001)			117.4

	348.2	346.9	444.5

*       In previous periods A$7.6 million was provided at balance date. As a result of the change in accounting policy this has been adjusted against retained profits (Note 2). Since year-end the Directors have recommended the payment of a dividend of A$3.2589 per share, fully franked at 30% tax rate.

Dividends not recognized at year end
In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 12.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. Aggregate amount of the proposed dividend expected to be paid on November 10, 2003 out of retained profits at July 27, 2003, but not recognized as a liability at year end as a result of the change in accounting policy for providing for dividends (Note 2)	151.6

The franked portions of the final dividends recommended after July 27, 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending July 25, 2004.

Dividend franking account
This amount represents the balance of the dividend franking account after allowing for current tax, dividend provisions (the 2002 financial year only), dividend payments and franking credits the CML Group is prevented from distributing (the 2002 financial year only), based on a tax rate of 30% (2002 30%).	141.4	39.7	94.6

Franking credits of A$118.2 million were transferred from wholly-owned entities to the parent entity at the time these entities entered the tax consolidated group.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. RECEIVABLES (CURRENT)

	July 27, 2003 A$M	July 28, 2002 A$M
Customer receivables	309.6	228.0
Allowance for doubtful accounts	(9.2)	(4.7)

	300.4	223.3

Other debtors	46.6	59.2
Allowance for doubtful accounts	(1.0)	(0.5)
Receivable from Australian Taxation Office		6.7

	45.6	65.4

	346.0	288.7

8. OTHER ASSETS (CURRENT)
Prepayments	28.1	53.2

9. RECEIVABLES (NON-CURRENT)
Loan to employee share plan – Note 24	95.4	105.8
Term deposits and advances	23.7	21.6
Loans to associated unit trust and partnership	2.4	2.2

	121.5	129.6

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. INVESTMENTS

	July 27, 2003 A$M	July 28, 2002 A$M
Interests in bonds (market value 2003 A$7.7 million, 2002 A$15.3 million)*	7.7	15.3
Unlisted debentures, at cost		0.1
Unlisted securities, at cost**	19.3	19.3

	27.0	34.7

Other:
Interest in shopping center unit trusts,
At fair value ***	76.8	72.5
Interest in partnerships	2.0	2.0

	78.8	74.5

	105.8	109.2

*	Bonds have maturity dates extending to February 2007
**	The CML Group has a 2% interest in GlobalNetXchange Ltd. (GNX). GNX is an international retail alliance, which offers hosted software solutions for retail applications.
***	Fair value represents the estimated market selling price of the underlying property less any estimated selling costs. Capital gains tax has not been taken into account in determining the revalued amount.

Interest in associated trusts and partnerships:

	Investment		Interest
	July 27, 2003 A$M	July 28, 2002 A$M	July 27, 2003%	July 28, 2002%
Unit trusts
CMS General Trust (1)
- Property ownership	76.8	72.5	50	50

	76.8	72.5

Partnership
Fly Buys Partnership (2)
- Loyalty program	2.0	2.0	50	50

	2.0	2.0

Proprietary company
Quids Technology Pty. Ltd. (1)

- Software development	—	—	50	50

	—	—

(1)	Balance date is June 30
(2)	Balance date is December 31

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. PROPERTY, PLANT AND EQUIPMENT

	July 27, 2003 A$M	July 28, 2002 A$M
Freehold properties
Land
At fair value	202.1	163.4

Total land	202.1	163.4

Buildings
At fair value	45.5	36.1
Accumulated depreciation	(1.8)	(1.2)

	43.7	34.9

Total buildings	43.7	34.9

Total freehold properties	245.8	198.3

Leasehold improvements
At cost	674.5	614.2
Accumulated amortization	(297.4)	(251.9)

	377.1	362.3

Investment properties
Investment freehold properties
At fair value	71.5	334.7

Total investment freehold properties	71.5	334.7

Total properties	694.4	895.3

Plant and equipment
At cost	5,659.1	5,420.3
Accumulated depreciation	(3,241.2)	(3,044.5)

	2,417.9	2,375.8

Computer software
At cost	152.5	115.7
Accumulated depreciation	(64.5)	(38.2)

	88.0	77.5

Capital work in progress, at cost	140.3	150.9

Total property, plant and equipment	3,340.6	3,499.5

The basis of valuation of freehold and investment properties is fair value, being the amounts for which the assets could be exchanged between willing parties in an arm’s length transaction. The latest assessments of fair value as at July 27, 2003 are primarily based on independent assessments.

Freehold and investment properties are recorded at current estimated market valuations (assuming continuation of the properties’ existing or intended use), as permitted by Australian GAAP. The effect of this variation from U.S. GAAP is shown in Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:

	Freehold properties:		Leasehold improvements	Investment properties	Plant and equipment	Computer software	Capital work in progress	Total
CML Group 2003	Land	Buildings
Carrying amount at the start of the year	163.4	34.9	362.3	334.7	2,375.8	77.5	150.9	3,499.5
Additions	15.8	1.6	51.0	17.0	415.2	38.2	94.7	633.5
Disposals	(6.9)	(0.8)	(4.0)	(360.8)	(36.3)	(3.1)	(0.5)	(412.4)
Acquisitions of entities or operations	32.2		0.3		11.7	1.6		45.8
Fair value increments/ (decrements)	(3.3)	(0.5)		84.4				80.6
Write-down to recoverable amounts			(0.8)		(10.1)	(1.9)		(12.8)
Depreciation expense		(0.7)	(49.4)		(418.2)	(25.3)		(493.6)
Transfers (to)/from another class	0.9	9.2	17.7	(3.8)	79.8	1.0	(104.8)

Carrying amount at the end of the year	202.1	43.7	377.1	71.5	2,417.9	88.0	140.3	3,340.6

12. INTANGIBLES

	July 27, 2003 A$M	July 28, 2002 A$M
Goodwill, at cost	470.0	400.2
Accumulated amortization	(311.0)	(294.8)

	159.0	105.4

Licenses, at cost	362.6	191.4
Accumulated amortization	(27.4)	(27.4)

	335.2	164.0

Brand names, at cost	22.6

	516.8	269.4

13. OTHER ASSETS (NON-CURRENT)
Future income tax benefits	221.9	258.3
Other	29.8	37.8

	251.7	296.1

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. ACCOUNTS PAYABLE

	July 27, 2003 A$M	July 28, 2002 A$M
Trade creditors	1,896.6	1,775.3
Accrued liabilities	579.7	495.4

	2,476.3	2,270.7

15. BORROWINGS (CURRENT)
Bank overdraft	10.8	—
Other loans	—	15.3

	10.8	15.3

In 2002, other loans are predominantly due for repayment within 3 months of balance date with a weighted average interest rate of 9.2%. Refer Note 18 for details of the company’s negative pledge.
16. TAX LIABILITIES (CURRENT)
Provision for income tax	13.6

17. PROVISIONS (CURRENT)
Proposed dividend		149.7
Provision for employee benefits	465.0	419.0
Self-insured risks	36.3	35.6
Workers’ compensation	36.2	32.1
Provision for New Zealand onerous contracts	3.3	4.2

	540.8	640.6

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2003 A$ million	Dividends	Self-insured risks	Workers’ compensation	Onerous contracts	Total
Carrying amount at the start of the year	149.7	35.6	32.1	4.2	221.6
Adjustment from change in accounting policy (Note 2)	(149.7)				(149.7)
Additional provisions recognized		22.8	101.2		124.0
Payments/utilized		(22.1)	(37.7)	(3.2)	(63.0)
Transfer between current & non current			(59.4)	2.3	(57.1)

Carrying amount at the end of year		36.3	36.2	3.3	75.8

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. LONG TERM DEBT

	July 27, 2003 A$M	July 28, 2002 A$M
6.1% - 7.1% bonds and notes issued under domestic and international facilities due 2003 – 2005	600.0	600.0
5.3% - 9.2% unsecured domestic bank loans		327.2
0.3% - 6.5% unsecured international bonds and notes due 2002 – 2006	452.4	644.3
5.7% unsecured international loans due in 2004	7.5	18.1
Other		0.4

	1,059.9	1,590.0
Net value of currency swaps supporting foreign currency facilities	83.4	(37.2)

	1,143.3	1,552.8

At balance date, all foreign currency borrowings were fully hedged and the CML Group had no secured liabilities. The CML Group’s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the Negative Pledge), and acceptance by investors of complementary Trust Deeds for public issues of bond and notes.

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

Liabilities covered by the above mature as follows:

2003/2004		466.4
2004/2005	409.3	396.3
2005/2006	430.5	537.1
2006/2007	80.1	106.1
2007/2008	90.0	83.7
2008/2009	50.0
2009/2010		0.4

	1,059.9	1,590.0

Long-term foreign currency loans included above consist of:

United States dollars	48.3	59.4
Japanese yen	411.6	600.5
Euro		2.5

	459.9	662.4

Unused firmly committed long-term financing facilities of A$580.0 million (2002 A$730.0 million) were available at year-end. All borrowings are generally subject to, or consistent with, terms and conditions of the Standard Coles Myer Negative pledge.

To limit its exposure to movements in foreign exchange rates the CML Group has entered into agreements to exchange Australian dollars and foreign currencies, predominantly the exchange of Australian dollars for United States dollars. At year end the total face value of contracts entered into was A$626.3 million (2002 A$1,204.4 million). Of these, A$543.3 million (2002 A$625.3 million) related to the principal exchanges under currency swaps for terms of up to 6 years, and A$83.0 million (2002 A$579.1 million) related to foreign currency contracts for terms of up to 1 year.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. PROVISIONS (NON-CURRENT)

	July 27, 2003 A$M	July 28, 2002 A$M
Provision for employee benefits	73.3	76.8
Provision for workers’ compensation	150.9	91.5
Deferred income tax	175.1	249.5
Provision for New Zealand onerous contracts	20.2	36.0

	419.5	453.8

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2003 A$ million	Workers’ compensation	Onerous contracts	Total
Carrying amount at the start of the year	91.5	36.0	127.5
Payments/utilized		(1.8)	(1.8)
Provision no longer required due to re-measurement		(12.8)	(12.8)
Foreign exchange differences		1.1	1.1
Transfer between current & non current	59.4	(2.3)	57.1

Carrying amount at the end of year	150.9	20.2	171.1

20. SHARE CAPITAL

	July 27, 2003 A$M	July 28, 2002 A$M
Issued and paid up
Ordinary fully paid – 1,212,423,917 shares (2002 1,184,579,882)	1,529.7	1,351.7
Ordinary partly paid – 124,000 shares paid to A$0.01 (2002 128,000)	—	—
ReCAPS fully paid – 7,000,000 shares	680.6	680.6

	2,210.3	2,032.3

Changes in issued share capital during the year were:

•	the issue of 9,982,892 (2002 8,167,708) ordinary shares under the Dividend Reinvestment Plan for A$60.3 million (2002 A$60.0 million);

•	the conversion of 4,000 (2002 24,000) partly paid ordinary shares to fully paid ordinary shares, for A$NIL million (2002 A$NIL million);

•	the issue of 17,857,142 ordinary shares for the acquisition of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. EARNINGS PER SHARE

	July 27, 2003	July 28, 2002
Basic earnings per share (A$)	0.32	0.25
Diluted earnings per share (A$)	0.33	0.27

Weighted average number of shares (’000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,192,073	1,180,108
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,294,840	1,292,581

Reconciliation of earnings used in calculating earnings per share (A$’000)
Basic earnings per share
Net profit	421,114	345,000
Dividends on reset convertible preference shares	(45,500)	(45,500)

Earnings used in calculating basic earnings per share	375,614	299,500

Diluted earnings per share
Net profit	421,114	345,000

Earnings used in calculating diluted earnings per share	421,114	345,000

22. AUDITOR’S REMUNERATION
	July 27, 2003 A$000	July 28, 2002 A$000
Amounts received or due and receivable by auditors for:
Audit	3,956	3,550

Other assurance services
Acquisitions/divestments	718	771
Sales certificates under leases	213	220
Accounting advice	697	264
Related party transaction review	80	120
U.S. regulatory assistance	630
Other	265	297

	2,603	1,672
Taxation advice	219	257

Total PricewaterhouseCoopers	6,778	5,479

PwC Consulting*
Systems implementation support		2,574
Support for GM&A and Shared Services reviews		2,725
Supply chain advice		148
Advice on technology platforms and systems		519
Change management advice		120
Support for Food & Liquor review	400
Other	93	216

Total PwC Consulting	493	6,302

	7,271	11,781

*	The acquisition of PwC Consulting by IBM was completed on October 1, 2002. From this date CML’s auditor PricewaterhouseCoopers and PwC Consulting were independent organizations.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RETIREMENT BENEFITS

The CML Group sponsors several retirement plans covering a substantial proportion of permanent employees, including both defined benefit and defined contribution plans. The CML Group’s contribution to retirement plans for all company sponsored defined benefit plans as recognized in these consolidated financial statements under Australian GAAP was A$61.2 in 2003, A$56.2 million in 2002 and A$40.6 million in 2001.

The effect of the differences in accounting for retirement benefits under Australian GAAP and U.S. GAAP is reflected in Note 31.

Defined benefit plans

Defined benefit plans, covering the majority of salaried employees and a relatively small proportion of hourly paid permanent employees, provide lump sum benefits on retirement that are based on the employee’s compensation during defined periods within the three years before retirement, as well as lump sum death, disablement and resignation benefits. It is the CML Group’s policy to contribute to the plans at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deeds. The assets of these plans are invested in government securities, equity shares, property and a variety of other securities as determined by professional investment managers appointed by the trustees.

Retirement benefit expense, actuarial assumptions, and the funded status of the defined benefit plans under Statement of Financial Accounting Standards No. 87 (SFAS 87) are as follows:

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M
Net periodic retirement benefit expense (Note a):
Service cost	65.2	61.7	66.2
Interest cost on projected benefit obligation	50.0	56.1	56.2
Expected return on assets	(57.0)	(66.4)	(62.1)
Net amortization and deferral	0.2	(1.8)	(8.9)

	58.4	49.6	51.4

Discount rate	5.25%	6.00%	6.00%
Rate of increase in compensation levels	4.00%	4.50%	5.00%
Expected long-term rate of return on assets	7.00%	7.00%	8.00%

	July 27, 2003 A$M	July 28, 2002 A$M
Projected benefit obligation, beginning of year	964.3	996.8
Service cost	65.2	61.7
Interest cost	50.0	56.1
Contributions by plan participants	29.8	34.7
Actuarial (profits)/losses	(80.4)	(27.9)
Benefits paid	(114.0)	(157.1)

Projected benefit obligation, end of year	914.9	964.3

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RETIREMENT BENEFITS (continued)

	July 27, 2003	July 28, 2002
	A$M	A$M
Funded status of plans:
Plan assets at fair value, beginning of year	877.1	1,018.1
Actual return on plan assets	(19.0)	(72.0)
Contributions (employer and employee)	87.0	88.1
Benefits and expenses paid	(114.0)	(157.1)

Plan assets at fair value, end of year (Note b)	831.1	877.1
Projected benefit obligation	(914.9)	(964.3)

Projected (shortfall)/benefit obligation less than plan assets	(83.8)	(87.2)
Unrecognized prior service cost		0.2
Unrecognized net loss/(gain) from past experience different from that assumed (Note c)	2.1	6.5

Accrued pension cost (Note d)	(81.7)	(80.5)

Notes:

a	As discussed above, the net periodic retirement benefit expense and accrued pension cost have not been recognized in these consolidated financial statements, which have been prepared under Australian GAAP and which record the expense for the year as the CML Group’s contributions payable to the plans. The amount of the contributions payable is determined by the terms of the respective trust deeds. The effect on the CML Group’s reported financial position and results of operations is reflected in Note 30.
b	Plan assets include fully paid ordinary shares in the company of A$NIL million (2002 A$1.9 million).
c	These are gains or losses in the plans that are deferred and recognized over future periods under U.S. GAAP. They represent the cumulative gain from changes in the value of either plan assets or the projected benefit obligation resulting from actual experience being different from that assumed when performing SFAS 87 calculations.
d	Accrued pension cost has been recorded in other non-current liabilities for the purposes of the U.S. GAAP reconciliation – refer Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. EMPLOYEE SHARE AND OPTION PLANS

At the 1993 Annual General Meeting, shareholders approved the establishment of a general employee share plan, the Coles Myer Employee Share Plan (“the Plan”), and the Coles Myer Employee Share Plan Trust (“the Trust”). The Trust acquired Coles Myer Ltd. ordinary shares on the Australian Stock Exchange and then invited eligible employees to purchase them. At CML’s discretion, employees who have worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months as a casual, are eligible to purchase shares on the following basis:

•	Shares are purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust.

•	Employees pay for the shares by applying dividends on the shares and making voluntary payments.

•	No interest is charged on the outstanding purchase price.

•	Employees who leave the CML Group within three years of acquiring shares under the Plan will generally forfeit their shareholding.

•	A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee will depend on the employee’s position and performance within the CML Group.

The following shares were on issue at balance date:

		No. of shares issued per employee	Shares on issue		No. of employees
Issue	Type		July 27, 2003	July 28, 2002	July 27, 2003	July 28, 2002	Price A$
May 6, 1994	G	200 to 2,500	11,138,550	12,301,050	17,920	19,726	4.93
Jun 15, 1995	P	50 to 2,000	336,000	375,350	1,642	1,846	4.78
Jan 12, 1996	P	50 to 2,500	395,630	442,930	1,839	2,058	4.54
Aug 14, 1996	P	100 to 1,100	330,785	354,530	905	978	4.61

			12,200,965	13,473,860

G = General issue    P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust. The market price of CML ordinary shares at balance date was A$7.24 (2002 A$6.45).

At balance date, the Trust held 13,200,321 (2002 13,948,571) unallocated shares of which all were subject to options issued under the Coles Myer Executive Share Option Plan.

CML provides finance to the Trust to acquire shares. At balance date, a loan of A$95.4 million (2002 A$105.8 million) was provided to the Trust (refer Note 9).

CML has established an Executive Share Option Plan, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at CML’s discretion. Each option is over one share. Options have no voting rights until exercised.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over issued shares at balance date and options over issued shares exercised during the period July 29, 2002 to July 27, 2003 are:

Date of grant	Expiry date*	Exercise price A$	Hurdle conditions (page 113)	No. of options over issued shares at July 28, 2002	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over issued shares at July 27, 2003	No. of vested options over issued shares at July 27, 2003
Jul 99	Oct 05	4.50	1	66,000	NIL	NIL	NIL	66,000	66,000
Jul 99	Oct 06	4.50	1	66,000	NIL	NIL	NIL	66,000	66,000
Jul 99	Oct 07	4.50	1	204,000	NIL	119,000	NIL	85,000	85,000
Nov 99	Nov 06	8.25	2	1,086,000	NIL	NIL	136,000	950,000	NIL
May 00	Oct 06	4.50	3	96,000	NIL	NIL	NIL	96,000	NIL
May 00	Oct 07	4.50	3	96,000	NIL	NIL	NIL	96,000	NIL
May 00	Oct 08	4.50	3	96,000	NIL	NIL	NIL	96,000	NIL
Jun 00	Jun 07	6.46	4	3,636,000	NIL	NIL	405,000	3,231,000	NIL
Nov 00	Jul 06	7.28	NIL	4,000,000	NIL	NIL	NIL	4,000,000	4,000,000
Nov 00	Jul 06	NIL	NIL	200,000	NIL	200,000	NIL	NIL	NIL
Aug 01	**	6.21	NIL	2,500,000	NIL	500,000	NIL	2,000,000	NIL
Sep 01	**	6.28	NIL	1,500,000	NIL	NIL	NIL	1,500,000	300,000
Sep 01	Sep 07	6.33	5	2,500,000	NIL	NIL	NIL	2,500,000	NIL
Oct 01	Apr 07	4.50	NIL	66,000	NIL	NIL	NIL	66,000	66,000
Oct 01	Apr 08	4.50	NIL	66,000	NIL	NIL	NIL	66,000	66,000
Oct 01	Apr 09	4.50	NIL	68,000	NIL	NIL	NIL	68,000	NIL

Total				16,246,000				14,886,000	4,649,000

At July 27, 2003, 4,000,000 options were outstanding that expired upon cessation of employment. Of the remaining options outstanding the weighted average remaining life was 3 years 8 months. At July 28, 2002, there were 1,878,000 vested options over issued shares. During 2002, 6,700,000 options were issued with exercise prices between A$4.50 and A$6.33 (weighted average A$6.22), 4,856,000 options were exercised with prices between A$NIL and A$6.68 (weighted average A$5.93), and 3,952,000 options lapsed with exercise prices between $NIL and A$8.25 (weighted average A$6.06).

Options exercised on issued shares during the financial year and the number of shares provided to executives on the exercise of options:

Exercise date+	Fair value of shares at issue date+		2003 Number	2002 Number
August 2001	A$	6.60		55,000
September 2001	A$	7.25		400,000
October 2001	A$	7.61		56,000
November 2001	A$	7.51		112,000
December 2001	A$	8.40		83,000
February 2002	A$	8.81		2,230,200
March 2002	A$	8.47		1,808,800
May 2002	A$	6.20		111,000
September 2002	A$	5.87	80,000
November 2002	A$	6.25	80,000
January 2003	A$	6.35	40,000
February 2003	A$	5.68	23,000
June 2003	A$	7.12	540,000
July 2003	A$	7.10	56,000

Total			819,000	4,856,000

Aggregate proceeds received by the Trust from employees on the exercise of options over issued shares was A$3,640,500 (2002 A$28,772,000), and the fair value of those shares at issue date was A$5,594,840 (2002 A$40,889,204).

+
**	See Legend on page 112.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over unissued shares during the period July 29, 2002 to July 27, 2003 are:

Date of grant	Expiry date*	Exercise price A$	Hurdle conditions (page 113)	No. of options over issued shares at July 28, 2002	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options over unissued shares at July 27, 2003	No. of vested options over unissued shares at July 27, 2003
Mar 02	Dec 06	7.66	5	20,355,000	NIL	NIL	2,222,000	18,133,000	NIL
Jun 02	Dec 06	8.32	5	430,000	NIL	NIL	NIL	430,000	NIL
Jun 02	Dec 06	7.66	NIL	13,655,000	NIL	NIL	1,513,000	12,142,000	NIL
Jun 02	Dec 07	6.44	5	2,500,000	NIL	NIL	NIL	2,500,000	NIL
Jul 02	May 07	8.26	5	400,000	NIL	NIL	NIL	400,000	NIL
Jul 02	May 07	8.26	NIL	330,000	NIL	NIL	60,000	270,000	NIL
Dec 02	Dec 07	6.59	5	NIL	510,000	NIL	NIL	510,000	NIL
Dec 02	Dec 07	5.88	5	NIL	1,720,000	NIL	NIL	1,720,000	NIL
Dec 02	Dec 07	6.59	NIL	NIL	120,000	NIL	NIL	120,000	NIL
Feb 03	Dec 07	6.59	5	NIL	790,000	NIL	100,000	690,000	NIL
Feb 03	Dec 07	6.59	NIL	NIL	90,000	NIL	NIL	90,000	NIL
May 03	May 08	6.42	5	NIL	1,290,000	NIL	NIL	1,290,000	NIL
May 03	May 08	6.42	NIL	NIL	120,000	NIL	NIL	120,000	NIL
Jun 03	May 08	6.42	5	NIL	720,000	NIL	NIL	720,000	NIL
Jun 03	May 08	6.42	NIL	NIL	300,000	NIL	NIL	300,000	NIL

Total					37,670,000			39,435,000	NIL

At July 27, 2003 the weighted average remaining life of outstanding options was 4 years. At July 28, 2002, there were NIL vested options over unissued shares. During 2002, 38,512,000 options were issued with exercise prices between $6.44 and $8.32 (weighted average $7.60), and 842,000 options lapsed with exercise prices of $7.66.

Subsequent to balance date, 6,903,000 options were issued.

Legend:

*	Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the CML Group for the half-year end preceding the month shown.
**	Cessation of employment + 1 year.
+	Exercise dates are grouped by month, and the fair value of the shares at issue date is based on the weighted average of fair values on each issue date for that month

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. EMPLOYEE SHARE AND OPTION PLANS (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

1.	Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001 and 2002; or

Total shareholder return (TSR) over any one of the periods October 16, 1998 to October 15, 2000, October 15, 2001 or October 15, 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange (ASX).

The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable.

2.	TSR over any one of the periods March 1, 1999 to February 28, 2002, February 28, 2003, or February 29, 2004 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

3.	Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2001, 2002 and 2003; or

TSR over any one of the periods October 16, 1999 to October 15, 2001, October 15, 2002, or October 15, 2003 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

4.	TSR over any one of the periods March 1, 2000 to February 28, 2003, February 29, 2004, or February 28, 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

5.	TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or earnings per share growth (EPSG) expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

The options will progressively vest according to the level of TSR or EPSG achieved each year. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

The directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. COMMITMENTS AND CONTINGENT LIABILITIES

Capital commitments

Contracted capital expenditure commitments not provided for in these financial statements, which principally relate to building and fixture contracts for new stores and shopping centers are as follows:

	July 27, 2003	July 28, 2002
	A$M	A$M
Not later than one year	222.1	170.3
Later than one year but not later than five years	12.3

	234.4	170.3

Lease commitments

The CML Group leases both property and equipment under operating leases. Future minimum lease obligations are detailed below.

	July 27, 2003	July 28, 2002
	A$M	A$M
Operating leases:

Due not later than one year	846.9	779.8
Due later than one year and not later than five years	3,108.9	2,882.9
Due later than five years	4,633.6	4,549.5

Total future minimum lease obligations	8,589.4	8,212.2

	2003	2002	2001
	52 weeks	52 weeks	52 weeks
	A$M	A$M	A$M
Base rental incurred	832.6	799.4	744.7

Percentage rental incurred	86.3	86.1	83.0

Rental received	30.8	37.8	31.7

The CML Group conducts the majority of its operations from leased premises. The leases are classified as operating leases. At the end of the initial term of most of the leases the Company can renew the arrangements for 5 to 10 year periods. The majority of lease payments for leased stores are based on a minimum rental plus a percentage of each store’s sales in excess of stipulated amounts. Management expects, that in the normal course of business, leases will be renewed or replaced by other leases.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorized as arising from:

	July 27, 2003	July 28, 2002
	A$M	A$M
Guarantees

Trading guarantees	255.0	245.7

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

Coles Myer Ltd. has entered into an agreement with Coles Myer Employee Share Plan Trust to provide funds for the purchase of Coles Myer Ltd. shares, allot new shares in Coles Myer Ltd. and make contributions to ensure the solvency of the Trust. Refer Note 24.

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal actions would not have a material adverse effect on the consolidated financial statements.

The Australian Competition and Consumer Commission has commenced proceedings against Liquorland Australia Pty. Ltd. alleging contraventions of the Trade Practices Act. Liquorland Australia Pty. Ltd. has denied liability and is defending the action. It is not possible to estimate the potential outcome of this claim at this time.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION

Under Australian GAAP, the CML Group is considered to operate predominantly within the retailing industry and predominantly in Australia.

Industry Segments

	2003	2002	2001
	52 weeks	52 weeks	52 weeks
	A$M	A$M	A$M
Revenue
Sales to external customers
Food and Liquor	16,538.6	15,892.4	14,468.2
Kmart and Officeworks	4,368.6	3,903.6	3,599.6
MGB and Megamart	3,239.9	3,243.2	3,106.5
Target	2,646.9	2,422.4	2,380.7
Emerging businesses	222.6	227.1	224.6

	27,016.6	25,688.7	23,779.6

Intersegment sales (eliminated on consolidation)
Food and Liquor			0.4
Kmart and Officeworks	0.9	0.8	0.9
MGB and Megamart
Target
Emerging businesses	31.5	25.9	19.8

	32.4	26.7	21.1

Total sales
Food and Liquor	16,538.6	15,892.4	14,468.6
Kmart and Officeworks	4,369.5	3,904.4	3,600.5
MGB and Megamart	3,239.9	3,243.2	3,106.5
Target	2,646.9	2,422.4	2,380.7
Emerging businesses	254.1	253.0	244.4

	27,049.0	25,715.4	23,800.7

Other revenue***
Food and Liquor	43.6	656.5	453.6
Kmart and Officeworks	16.0	134.6	141.2
MGB and Megamart	51.5	129.1	128.4
Target	14.9	49.8	33.4
Emerging businesses	11.0	24.5	23.3
Property and Unallocated	448.3	26.8	242.2

	585.3	1,021.3	1,022.1

Total segment revenue*
Food and Liquor	16,582.2	16,548.9	14,922.2
Kmart and Officeworks	4,385.5	4,039.0	3,741.7
MGB and Megamart	3,291.4	3,372.3	3,234.9
Target	2,661.8	2,472.2	2,414.1
Emerging businesses	265.1	277.5	267.7
Property and Unallocated	448.3	26.8	242.2

	27,634.3	26,736.7	24,822.8

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued)

	2003	2002	2001
	52 weeks	52 weeks	52 weeks
	A$M	A$M	A$M
Segment result – management reporting**
Food and Liquor	603.2	538.8	514.7
Kmart and Officeworks	116.4	61.9	73.5
MGB and Megamart	25.2	(21.6)	28.2
Target	92.0	51.7	(2.8)
Emerging businesses	(10.9)	(14.8)	(27.0)
Property and Unallocated	(79.0)	(57.5)	(8.2)

Total Segment result – management reporting	744.4	558.5	578.4

Segment result – Australian GAAP**
Food and Liquor	563.2	543.0	509.0
Kmart and Officeworks	103.8	62.4	(2.0)
MGB and Megamart	5.0	(26.5)	(21.7)
Target	89.9	51.7	(100.0)
Emerging businesses	(10.9)	(15.3)	(50.1)
Property and Unallocated	(79.0)	(57.6)	(18.3)

Total Segment result – Australian GAAP	672.0	557.7	316.9
Net borrowing costs	(63.2)	(75.5)	(108.7)

Profit before tax	608.8	482.2	208.2
Income tax expense	(187.7)	(137.2)	(68.0)

Net profit	421.1	345.0	140.2

Segment assets
Food and Liquor	3,548.8	3,212.4	3,088.0
Kmart and Officeworks	1,362.1	1,267.7	1,353.7
MGB and Megamart	1,036.2	1,087.1	1,146.9
Target	793.8	782.2	871.9
Emerging businesses	76.4	53.8	87.0
Property and Unallocated	1,413.6	1,652.4	1,503.6

	8,230.9	8,055.6	8,051.1
Tax assets	221.9	265.0	266.7

Total assets	8,452.8	8,320.6	8,317.8

Segment liabilities
Food and Liquor	(1,563.7)	(1,507.3)	(1,410.7)
Kmart and Officeworks	(520.3)	(479.3)	(357.8)
MGB and Megamart	(397.3)	(337.8)	(330.3)
Target	(340.5)	(281.0)	(275.9)
Emerging businesses	(47.2)	(51.1)	(57.9)
Property and Unallocated	(1,595.9)	(2,075.8)	(2,379.4)

	(4,464.9)	(4,732.3)	(4,812.0)
Tax liabilities	(188.7)	(249.5)	(219.5)

Total liabilities	(4,653.6)	(4,981.8)	(5,031.5)

*	Total segment revenue excludes interest income and includes intersegment sales.
**	Segment result is calculated as profit before interest and tax. Management reporting excludes goodwill amortization for acquisitions prior to July 1988. In 2001, Management reporting included accounting policy changes but excluded abnormal items and exited businesses. In 2003, Management reporting excluded accounting policy changes and exited businesses, but included the reversal of the New Zealand onerous lease provision and the profit on sale of Sydney Central Plaza.
***	Reduction in other revenue is due to the accounting policy change for rebates – refer Note 2.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued)

	2003	2002	2001
	52 weeks	52 weeks	52 weeks
	A$M	A$M	A$M
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets
Food and Liquor	627.3	402.0	344.4
Kmart and Officeworks	116.5	46.3	69.7
MGB and Megamart	53.4	42.8	68.1
Target	41.5	35.5	60.2
Emerging businesses	11.2	6.0	10.2
Property and Unallocated	142.4	84.5	148.4

	992.3	617.1	701.0

Depreciation and amortization expense
Food and Liquor	260.6	251.1	229.6
Kmart and Officeworks	67.9	67.4	64.3
MGB and Megamart	73.1	73.1	77.5
Target	55.7	47.7	55.2
Emerging businesses	4.4	4.6	4.0
Property and Unallocated	50.9	49.5	51.7

	512.6	493.4	482.3

Other non-cash expenses
Food and Liquor	59.0	15.4	5.8
Kmart and Officeworks	23.7	7.2	(7.1)
MGB and Megamart	21.6	(0.3)	(2.2)
Target	2.8	(4.2)	39.0
Emerging businesses	(0.7)	(5.3)	5.9
Property and Unallocated	70.8	45.0	5.1

	177.2	57.8	46.5

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. SEGMENT INFORMATION (continued)

Geographic regions

	2003	2002	2001
	52 weeks	52 weeks	52 weeks
	A$M	A$M	A$M
Sales to external customers
Australia	26,869.0	25,565.3	23,660.3
New Zealand	147.6	123.4	119.3

	27,016.6	25,688.7	23,779.6

Assets
Australia	8,120.3	8,196.3	8,193.6
New Zealand	91.3	82.8	88.4
Other *	19.3	41.5	35.8

	8,230.9	8,320.6	8,317.8

Acquisition of non-current assets
Australia	988.3	616.9	699.6
New Zealand	0.3	0.1	0.2
Other *	3.7	0.1	1.2

	992.3	617.1	701.0

*	Other geographic regions consist of various legal entities principally in China.

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food & Liquor	Retail of grocery and liquor items.
Kmart & Officeworks	Retail of apparel, general merchandise and stationery items.
MGB & Megamart	Retail of apparel and general merchandise
Target	Retail of apparel and general merchandise
Emerging Businesses	E-commerce trading for internal and external customers.
Property and Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group’s business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.

New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding businesses in Australia. These operations are predominantly based in the North Island.

Asia	Non-trading branch offices located in China.

Intersegment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm’s length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segments disclosures relating to these investments have not been included as they are not considered to be material.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY INFORMATION

Directors and director-related entities

The	following persons held office as a director of CML during the year ended July 27, 2003:

Ms. P.E. Akopiantz	Mr. W.P. Gurry	Ms. S.V. McPhee
Mr. R.H. Allert	Mr. A.G. Hodgson	Mr. M.K. Myer
Mr. R.K. Barton	Mr. M.M. Leibler	Mr. S.D.M. Wallis
Mr. R.M. Charlton	Mr. S. Lew	Mr. J.M. Wemms
Mr. J.E. Fletcher	Ms. H.A. Lynch

Mr. R.K. Barton, Mr. A.G. Hodgson, Mr. J.M. Wemms and Ms. S.V. McPhee were appointed as directors on July 22, 2003. Ms. H.A. Lynch retired as a director on April 4, 2003. Mr. S. Lew and Mr. S.D.M. Wallis ceased to be directors on November 20, 2002.

Transactions between the CML Group and directors of CML and their director-related entities

The CML Group has a comprehensive statement of Corporate Governance principles. This statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

•	Directors must advise the company of all director-related entities.

•	Where there are total transactions between the CML Group and a director’s related entities exceeding A$1 million in any month, then the director must supply CML with details of these transactions.

•	The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/Governance Committee prior to committing the CML Group:

•	Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed A$5 million in any one year,

•	All agreements to lease and/or leases of property, and

•	All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

•	In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML’s external auditors.

•	All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm’s length basis.

The review of transactions relating to Mr. S. Lew’s director-related entities during the period July 29, 2002 to November 20, 2002 (the date Mr. S. Lew ceased to be a director) included the review of:

•	buying and contracting practices,

•	comparability of terms and conditions, and

•	realized profit margins on goods purchased from director-related entities compared with the margins realized on comparable goods from other suppliers.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY INFORMATION (continued)

Good Faith Protection and Access Deed

On September 4, 2001 Mr. J.E. Fletcher and on October 11, 2001 Ms. P.E. Akopiantz entered into Good Faith Protection and Access Deeds with CML. The deeds are designed to give directors the appropriate protection permitted under the Corporations Act 2001 for claims made against them in their capacity as directors.

Nature of terms and conditions: Each agreement was in accordance with the terms and conditions approved at the Annual General Meeting held on November 18, 1999.

Retirement Agreement

On March 27, 2003, CML announced that non-executive directors appointed after that date will not receive retirement benefits. CML has an agreement with those non-executive directors appointed prior to March 27, 2003 for the provision of an allowance to be paid to each director on his or her retirement or death.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on November 21, 1989. The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years.

Ms. P.E. Akopiantz

The CML Group had transactions with Haven Licensing Pty. Ltd., a director related party of Ms P.E. Akopiantz. Ms P.E. Akopiantz has no financial interest in Haven Licensing Pty. Ltd., which is an entity controlled by her brother-in-law.

The types of transactions between the director-related entity and the CML Group were:

Promotional services and merchandising agreements between the CML Group and Haven Licensing Pty. Ltd. in the normal day-to-day conduct of its business. During the 2003 financial year the CML Group entered into a merchandising agreement with Haven Licensing Pty. Ltd. Under this agreement the CML Group will receive A$40,000. The CML Group also paid Haven Licensing Pty. Ltd. A$1,500 as a contribution to the production and distribution costs of display material. Haven Licensing Pty. Ltd. have agreed to reimburse the CML Group A$2,976 being the cost of production of the display material. During the 2002 financial year the CML Group paid Haven Licensing Pty. Ltd. A$50,000 for promotional services.

Nature of terms and conditions: Payment subject to normal commercial arrangements.

Balance of amounts receivable from the director-related entity by the CML Group (current) at balance date A$42,976 (2002 $NIL).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY INFORMATION (continued)

Mr. S. Lew

The director-related entities of Mr. S. Lew which had transactions with the CML Group during the period July 29, 2002 to November 20, 2002 (the date Mr. S. Lew ceased to be a director) were Voyager Distributing Co. Pty. Ltd., Simon de Winter Pty. Ltd., Anthea Crawford (Australia) Pty. Ltd., Playcorp Pty. Ltd., Witchery Fashions Pty. Ltd., Sunday’s Jump Pty. Ltd., Nine West Australia Pty. Ltd., FC Australia Pty. Ltd., and La Mirada Properties Pty. Ltd. Mr. S. Lew’s family has financial interests in these companies, or in trusts of which these companies are trustees or which have financial interests in these companies.

Types of transactions between these director-related entities and the CML Group were:

Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business, until Mr. S. Lew ceased to be a director on November 20, 2002, A$32,714,158 (2002 A$71,863,386).

Nature of terms and conditions: Payment terms of between 7 and 90 days after invoice subject to discounts and rebates depending on date of payment, volume of purchases and prevailing promotional programs.

Commission received by the CML Group on concession sales in the normal day-to-day conduct of its business, until Mr. S. Lew ceased to be a director on November 20, 2002, A$423,829 (2002 A$1,199,729).

Nature of terms and conditions: Amounts deducted from monthly remittances of concession sales.

Leasing property to Witchery Fashions Pty. Ltd., FC Australia Pty. Ltd. and Nine West Australia Pty. Ltd. by the CML Group in the normal day-to-day conduct of its business, until Mr. S. Lew ceased to be a director on November 20, 2002, A$512,725 (2002 A$1,743,655), net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid monthly in advance, and in some instances, as is usual market practice, including rents based on a percentage of sales over threshold amounts.

Leasing property by La Mirada Properties Pty. Ltd., to the CML Group in the normal day-to-day conduct of its business, until Mr. S. Lew ceased to be a director on November 20, 2002, A$188,195 (2002 A$572,000), net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly, and as is usual market practice, including rents based on a percentage of sales over threshold amounts.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date in relation to transactions prior to Mr. S. Lew ceasing to be a director on November 20, 2002 $NIL (2002 A$5,236,469).

Mr. M.K. Myer

The CML Group had transactions with Armidale No 2 Property Syndicate, a director related party of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in Armidale No 2 Property Syndicate, which is an entity controlled by his brother.

The type of transaction between the director-related entity and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate from June 13, 2003 to the CML Group in the normal day-to-day conduct of its business A$110,299 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date A$9,933.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY INFORMATION (continued)

Mr. S.D.M. Wallis

During the 2002 Financial Year, the type of transaction between the director-related entity and the CML Group was:

Goods purchased for resale by the CML Group in the normal day-to-day conduct of its business until Mr. Wallis resigned as a director of Pineapplehead Ltd. on June 25, 2002, $NIL (2002 A$311,651).

Nature of terms and conditions: Payment terms monthly subject to normal discounts.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date in relation to transactions prior to Mr. Wallis resigning as a director of Pineapplehead Ltd. $NIL (2002 A$2,630).

Share and share option transactions with directors and their director-related entities

The aggregate number of CML shares issued to directors of CML and their director-related entities during the year ended July 27, 2003 was 1,291 (2002 1,129) ordinary shares.

The terms and conditions on which the shares were issued were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities.

The aggregate number of CML shares, rights, share options and ReCAPS held by directors of CML and their director-related entities at balance date was 49,312,895 (2002 106,530,088) ordinary shares, 2,500,000 (2002 2,500,000) options over ordinary shares and 24,414 (2002 25,659) ReCAPS.

Directors and their director-related entities received normal dividends.

Transactions between the CML Group and directors of controlled entities and their director-related entities

The following information relates to directors of controlled entities.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm’s length basis.

Mr. R.A. Falvey

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the year, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group was:

Legal services provided to the CML Group in the normal day-to-day conduct of its business A$77,512 (2002 A$35,105), inclusive of reimbursement of any external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2002 $NIL).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY INFORMATION

Mr. J.D. Wood

The director-related entity of Mr. J.D. Wood, which had transactions with the CML Group during the year, was Quids Technology Pty. Ltd. Mr. J.D. Wood in his capacity as a CML executive, is a director of Quids Technology Pty. Ltd. Mr. J.D. Wood has no financial interest in Quids Technology Pty. Ltd.

The type of transaction between the director-related entity and the CML Group was:

Software development for the CML Group in the normal day-to-day conduct of its business A$683,584 (2002 A$579,574).

Nature of terms and conditions: Payment terms net 7 and 14 days after invoice.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Mr. R.R. Mittag

The director-related entity of Mr. R.R. Mittag, which had transactions with the CML Group during the year, was Alan Patrick Pty. Ltd.

The type of transaction between the director-related entity and the CML Group was:

Goods purchased by the CML Group in the normal day-to-day conduct of its business A$70,495 (2002 $NIL).

Nature of terms and conditions: Payment terms 14 days subject to normal discounts.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Directors’ remuneration

Directors’ remuneration is disclosed in Note 28.

Other

In addition to the above, transactions with directors of CML or directors of its controlled entities and with their director-related entities entered into during the current and previous year include transactions which:

•	occurred within a normal employee, customer or supplier relationship;

•	were on arm’s length terms and conditions that were, therefore, no more favorable than those which it is reasonable to expect the CML Group would have adopted if dealing with the directors or director-related entities at arm’s length in the same circumstances;

•	did not have the potential to adversely affect decisions about the allocation of scarce resources made by users of the financial report or the discharge of accountability by the directors if disclosed in the financial report only by general description; and

•	were trivial or domestic in nature.

Such transactions included those whereby directors and their director-related entities made minor retail purchases from the CML Group’s retail outlets either on normal commercial terms, or at executive discount rates.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY INFORMATION (continued)

Transactions with entities in the wholly owned group

Coles Myer Ltd. is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on commercial terms and conditions.

Details of ownership interests in controlled entities is disclosed in Note 33.

Transactions with other related parties

The aggregate amounts brought to account in respect of the following types of transactions and each class of related party involved were:

Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$3,911,866 (2002 A$3,557,456) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at balance date $NIL (2002 $NIL).

Distributions received and receivable by the CML Group from associated entities A$6,427,609 (2002 A$5,641,590) in accordance with Trust Deed and partnership agreements.

CML Group’s cost of participation with an associated entity in a customer loyalty program A$29,526,537 (2002 A$29,302,127) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at balance date A$7,845,878 (2002 A$1,209,520).

The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$21,750,000 (2002 A$22,500,020). Balance of amounts receivable from an associated entity by the CML Group (current) at balance date $NIL (2002 $NIL).

Details of associated entities are disclosed in Note 10.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. DIRECTORS’ AND EXECUTIVES’ REMUNERATION

	July 27, 2003 A$’000	July 28, 2002 A$’000
Income paid or payable, or otherwise made available to directors of:
CML	6,217	10,855
Controlled entities	92	1,154

	6,309	12,009

	CML Directors
A$000 - A$000	2003 Number	2002 Number
0 - 10	4
40 - 50	++1
80 - 90		*1
90 - 100		1
100 - 110		1
110 - 120		4
120 - 130	4	1
130 - 140		1
140 - 150	1
290 - 300	1
320 - 330		1
410 - 420	*1
1,050 - 1,060	*1
2,170 - 2,180		1
3,760 - 3,770	1
7,340 - 7,350		*+1

	14	12

*	Band includes amounts paid in respect of retirement of one or more directors.
+	Band includes a payment of A$1,880,440 to the CML Employee Share Plan due to the exercise of 400,000 performance rights in 2002.
++	Band excludes a retirement benefit of A$471,878, which the director elected not to receive.

Remuneration includes retirement benefits, of non-executive directors who have entered into retirement agreements with CML, in the year in which they are paid. During 2003, $A918,102 was paid to Mr. Wallis and A$330,492 was paid to Ms Lynch.

That part of an executive’s salary that relates to the period during which the executive was a director is included in remuneration above.

In April 1996 a consultancy arrangement was entered into with Mr. Eck prior to him becoming CEO/Managing Director. This agreement provided, in part, that if Mr. Eck’s employment services were renewed through to September 30, 2000, upon his termination, Mr. Eck was then to provide consultancy services to Coles Myer Ltd. for a period of 5 years at a rate of US$600,000 per annum after this date. Subsequent amendments were made to this agreement, however, the obligations in respect to both the rate and the period of consultancy continued. This consultancy fee is not included in either directors’ or executives’ remuneration.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. DIRECTORS’ AND EXECUTIVES’ REMUNERATION (continued)

	July 27, 2003	July 28, 2002

	A$’000	A$’000
Income received or due and receivable by executive officers, including executive directors, whose income equals or exceeds A$100,000	69,366	69,864

	CML Group Executives
	2003	2002
A$000 - A$000	Number	Number
100 - 110	1	*1
110 - 120	1	*6
120 - 130	*2	1
130 - 140	1	3
140 - 150	1	1
150 - 160	*3	1
160 - 170		1
170 - 180	*7	2
180 - 190	1	4
190 - 200	6	*9
200 - 210	4	*11
210 - 220	2	*7
220 - 230	7	9
230 - 240	7	*7
240 - 250	7	8
250 - 260	*7	*8
260 - 270	*12	5
270 - 280	7	8
280 - 290	7	7
290 - 300	*5	*3
300 - 310	6	3
310 - 320	*8	*7
320 - 330	7	4
330 - 340	2	1
340 - 350	1	2
350 - 360	*3	3
360 - 370	*3	*2
370 - 380		*5
380 - 390	*2	*1
390 - 400	1	*1
400 - 410		1
410 - 420	*2	3
420 - 430	1	*2
430 - 440	1	*3
440 - 450	3
460 - 470	2	*4
470 - 480	2
480 - 490	1	*1
490 - 500	1	1
500 - 510	2
510 - 520	2
520 - 530		1
530 - 540	2	1
540 - 550	1
560 - 570		2
570 - 580	1
580 - 590	1
590 - 600	1	*1
610 - 620	1	1
620 - 630		*1
630 - 640	1	*1
700 - 710	1
730 - 740		1
740 - 750		1
750 - 760	*1
780 - 790	*2
790 - 800	1
850 - 860	*1
910 - 920		1
970 - 980	1	*1
1,020 - 1,030	1
1,090 - 1,100	1
1,190 - 1,200		1
1,250 - 1,260		1
1,360 - 1,370		1
1,430 - 1,440	1
1,460 - 1,470		1
1,490 - 1,500	1
1,590 - 1,600	1
1,610 - 1,620		1
1,630 - 1,640	1
1,740 - 1,750		*1
2,080 - 2,090		1
2,170 - 2,180		1
2,180 - 2,190	1
2,540 - 2,550		1
2,610 - 2,620	1
3,100 - 3,110	*++1
3,760 - 3,770	1
7,340 - 7,350		*+1

	163	168

*	The band includes amounts paid in respect of retirement or termination of one or more executives.
+	Band includes a payment of A$1,880,440 to the CML Employee Share Plan due to the expense of 400,000 performance rights in 2002.
++	Band includes a payment of A$884,176 to the CML Employee Share Plan due to the exercise of 200,000 performance rights in 2003.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. DIRECTORS’ AND EXECUTIVES’ REMUNERATION (continued)

An executive is defined as a person responsible for strategy and policy in the CML Group including key operational management in the businesses as well as persons who are directors of controlled entities.

Options issued to executives under the Coles Myer Executive Share Option Plan are deemed to have no remuneration value unless they result in a cost being incurred by the CML Group. For details of options refer Note 24.

Indemnity of Officers

Article 70 of CML’s Constitution obliges CML to indemnify, to the full extent the law permits, each person to whom the articles applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case. The directors have not decided that the article applies to any other officer. The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before April 15, 1994. The article does not confer rights on a person who ceased to be a director or secretary before November 20, 1997. CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following approval to do so at the November 18, 1999 Annual General Meeting. During the period July 30, 2001 to the date of this report no amounts have been paid relating to the indemnity granted under Article 70 or the Deed.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FINANCIAL INSTRUMENTS DISCLOSURE

A derivative financial instrument is a contract or agreement where value depends on the value of an underlying asset, reference rate or index. Derivatives are primarily used by the CML Group as a means of hedging interest rate and exchange rate risk. The CML Group uses a combination of cross currency swaps and forward contracts to eliminate exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses all of the derivative classes detailed below, that is, interest rate swaps, options, forward rate agreements and futures. Exposures arising from merchandise imports of the CML Group are managed by the use of currency options and forward exchange contracts.

At balance date, all derivative financial instruments held by the CML Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not an exposure for the CML Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The CML Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to substantially eliminate credit risk

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

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

Under the interest rate swaps and cross currency swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At July 27, 2003 the fixed interest rates vary from 1.1% to 7.4%. The terms and notional principal amounts of the CML Group’s outstanding contracts at balance date are:

	Average rate
	July 27,	July 28,	July 27,	July 28,
	2003	2002	2003	2002
	%	%	A$M	A$M
Less than one year	5.10	5.72	628.1	825.1
One to two years	5.33	5.40	525.0	587.4
Two to three years	3.98	5.61	773.5	500.0
Three to four years	4.96	2.39	187.5	462.5
Four to five years	5.64	5.72	140.0	37.5
Five years or more		7.37		40.0

			2,254.1	2,452.5

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

b	Futures and Forward Contracts

Interest Rate Futures

Futures contracts and forward rate agreements undertaken by the CML Group are for delayed delivery of cash or financial instruments in which the seller agrees to settle at a specified price or yield. The terms and notional amounts of the CML Group’s outstanding contracts at balance date are:

	Average rate
	July 27,	July 28,	July 27,	July 28,
	2003	2002	2003	2002
	%	%	A$M	A$M
Less than three months	4.46	5.00	450.0	50.0
3 to 12 months	4.23		250.0

			700.0	50.0

Currency Contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a pre-determined exchange rate to hedge its foreign currency assets and borrowings. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group’s major outstanding contracts at balance date were:

	Average rate
	July 27,	July 28,	July 27,	July 28,
	2003	2002	2003	2002
	currency/A$	currency/A$	A$M	A$M
United States dollars
Less than 3 months	0.65	0.55	74.8	40.3
3 to 12 months	0.63	0.55	3.9	1.0

			78.7	41.3

New Zealand dollars
Less than 3 months		1.22		(488.0)
3 to 12 months		1.22		(46.6)

				(534.6)

Hong Kong dollars
Less than 3 months	5.18	4.42	0.2	2.1

Euro
Less than 3 months	0.58	0.55	2.8	1.1
3 to 12 months	0.57		0.2

			3.0	1.1

			81.9	(490.1)

c	Options

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group’s major outstanding foreign currency option contracts at balance date were:

	Average rate		July 27, 2003 A$M	July 28, 2002 A$M
	July 27, 2003 currency/A$	July 28, 2002 currency/A$
United States dollars
Less than 3 months	0.65	0.55	107.8	113.8
3 to 12 months	0.68	0.55	0.7	10.9

			108.5	124.7
Euro
Less than 3 months		0.60		1.2

Hong Kong dollars
Less than 3 months	5.29	4.29	0.1	0.2

			108.6	126.1

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options was immaterial as at July 27, 2003 (2002: immaterial).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Interest rate risk

The CML Group’s exposure to interest rate risk and the effective interest rates on financial instruments at balance date were:

	Weighted average effective interest rate %	Floating interest rate A$M	Fixed interest rate maturing			Non interest bearing A$M	Total A$M
			1 year or less A$M	1 to 5 years A$M	Over 5 years A$M
At July 27, 2003
Assets
Cash and deposits	4.53	905.5					905.5
Customer receivables						372.1	372.1
Employee Share Plan	2.43	95.4					95.4
Interests in bonds	7.05		4.6	3.1			7.7
Interests in unit trusts and partnerships						98.1	98.1

Total financial assets		1,000.9	4.6	3.1		470.2	1,478.8

	Weighted average effective interest rate %	Floating interest rate A$M	Fixed interest rate maturing			Non interest bearing A$M	Total A$M
			1 year or less A$M	1 to 5 years A$M	Over 5 years A$M
At July 27, 2003
Liabilities
Trade creditors and accrued liabilities						2,476.3	2,476.3
Medium term notes – domestic	6.64		250.0	350.0			600.0
Medium term notes – international	1.28	118.5	81.3	252.6			452.4
Other international loans	5.70		7.5				7.5
Overdrafts	8.45	10.8					10.8
Interest rate swaps*	4.61	30.8	(68.2)	37.4
Cross currency swaps	5.37	154.0	(70.6)				83.4
Employee benefits						538.3	538.3

Total financial liabilities		314.1	200.0	640.0		3,014.6	4,168.7

*	Notional principal amounts

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. FINANCIAL INSTRUMENTS DISCLOSURE (continued)

	Weighted average effective interest rate %	Floating interest rate A$M	Fixed interest rate maturing			Non interest bearing A$M	Total A$M
			1 year or less A$M	1 to 5 years A$M	Over 5 years A$M
At July 28, 2002
Assets
Cash and deposits	4.81	866.0					866.0
Customer receivables						297.9	297.9
Employee Share Plan	2.34	105.8					105.8
Listed securities	6.79	2.0	8.2	5.1			15.3
Interests in unit trusts and partnerships						93.9	93.9

Total financial assets		973.8	8.2	5.1		391.8	1,378.9

At July 28, 2002
Liabilities
Trade creditors and accrued liabilities						2,270.7	2,270.7
Proposed dividend						149.7	149.7
Other loans	7.01	200.0	15.3	93.5	34.1	—	342.9
Medium term notes – domestic	6.64			600.0			600.0
Medium term notes – international	1.21	147.2	81.2	415.9			644.3
Other international loans	5.70		8.8	9.3			18.1
Interest rate swaps*	4.86	47.2	450.0	(537.2)	40.0
Cross currency swaps	5.51	140.9	(81.2)	(96.9)			(37.2)
Employee benefits						495.8	495.8

Total financial liabilities		535.3	474.1	484.6	74.1	2,916.2	4,484.3

*	Notional principal amounts

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30. DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair value of each class of financial instrument at July 27, 2003 for which it is practicable to estimate that value in accordance with FAS 107 “Disclosures about Fair Value of Financial Instruments”:

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

Short-term loans

The carrying amount approximates fair value.

Long-term debt

The fair value of the CML Group’s long-term debt has been based on current interest rates offered for similar maturity and types of borrowing arrangements.

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

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group’s exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts is represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML’ Group’s financial instruments.

The estimated fair values of the CML Group’s financial instruments at July 27, 2003 are as follows:

	July 27, 2003		July 28, 2002
	Carrying Amount A$M	Fair Value A$M	Carrying Amount A$M	Fair Value A$M
Cash	905.5	905.5	866.0	866.0
Investments	105.8	105.8	109.2	109.2
Receivables (non-current)	121.5	121.5	129.6	129.6
Short term loans			(15.3)	(15.3)
Long-term debt and other loans	(1,067.1)	(1,088.4)	(1,599.1)	(1,607.3)
Cross currency interest rate swap agreements *	(84.5)	(86.4)	35.8	36.1
Interest rate swap agreements *	1.6	2.7	0.8	1.0
Forward contracts *	(1.4)	(1.4)	(24.4)	(27.8)
Futures contracts and forward rate agreements *	0.1	0.3	(0.1)

The above estimates are not necessarily indicative of the amounts the CML Group might pay or receive in a current market exchange.

*	These financial instruments have been used to hedge long-term debt.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. RECONCILIATION TO U.S. GAAP

A description of the more significant differences between Australian GAAP, as followed by Coles Myer Ltd., and U.S. GAAP are as follows:

a	Goodwill

For the purposes of U.S. GAAP, goodwill acquired is not amortized but must be tested for impairment at least annually, or when conditions warrant.

b	Other intangibles

Under U.S. GAAP, other intangibles which are considered to have indefinite lives, are not amortized but must be tested for impairment at least annually, or when conditions warrant by comparing the fair value of those assets with their recorded amounts. In 2003, the useful lives of licenses and brand names have been assessed as indefinite in the Australian financial report, and accordingly there is no adjustment in 2003.

FAS 142, Goodwill and Other Intangible Assets was adopted for the first time in 2003. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. If this standard had been applied for all years in the consolidated statements, net income would have been A$22.0 million higher in 2002 and A$20.5 million higher in 2001.

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

(2) The accounting convention of revaluing property and certain investments also causes differences in reported gains/losses on the sale of revalued properties and investments as the reported gain/loss is based on consideration received, less revalued net book value. For U.S. GAAP purposes, gains/losses are determined as the difference between the consideration and the net book value based on historical cost and would be reported as gains/losses in the year realized, and thus have been adjusted in the reconciliations of shareholders’ equity to U.S. GAAP.

(3) Depreciation expense is based on the carrying value of the property rather than the historical cost of the property and therefore the depreciation expense is higher in the year of revaluation and subsequent years. Since U.S. GAAP does not permit property to be valued above historical cost, the depreciation charge has been adjusted to reflect historical cost depreciation in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

(4) Under Australian GAAP, the Group does not depreciate properties that it regards as investment properties. U.S. GAAP require all properties to be depreciated and therefore an additional depreciation expense has been recognized.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. RECONCILIATION TO U.S. GAAP (continued)

d	Sales of properties

(1) Gains/losses on properties sold are recorded in the Income Statement. In some instances, the CML Group has leased back the property, or part thereof, under operating leases. U.S. GAAP requires such transactions to be accounted for as a sale-leaseback whereby the gain/loss on the sale is deferred and amortized. This is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

(2) There are also instances where the Group has maintained a financial interest in the property, as well as leasing it back in whole or part thereof. Where the CML Group has maintained a “continuing involvement” with a property, U.S. GAAP precludes the transaction being treated as a sale, but rather treats it as a financing transaction. This approach does not recognize any gain/loss on the sale and requires the reporting of the sale proceeds as a liability, which is reduced by lease payments (under the interest method), and the continued reporting and depreciation of the asset. These adjustments have been made in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

e	Restructuring costs

During 2001, the CML Group incurred losses in relation to business repositioning and group restructuring and rationalization. Such losses comprise non-current asset and inventory write-offs, and lease exit and other costs, including redundancy costs. Whilst the company has already incurred or is committed to incurring certain redundancy costs which are integral to committed restructurings and store and DC closures, U.S. GAAP requires strict criteria be met before liabilities for employee termination benefits can be recognized. In the case of the redundancies, certain criteria, in particular the communication of redundancy plans to employees, have not been met and the associated expenses have not been recognized in the current period under U.S. GAAP. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

f	Dividend recognition

Prior to 2003, under Australian GAAP dividends declared after balance date and prior to the approval of the financial statements are provided for in those statements. Under U.S. GAAP provisions for dividends are only recognized as liabilities if the dividends are formally declared prior to balance date. The effect of this adjustment is reflected in the reconciliation of shareholders’ equity to U.S. GAAP.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. RECONCILIATION TO U.S. GAAP (continued)

g	Employee Share Plan

(1) The company has issued shares to employees under the Employee Share Plan (refer Note 24 for details). Any difference between market value and the issue price of the shares issued under such plans is not required to be accounted for under Australian GAAP.

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

(2) Coles Myer Ltd. provides finance to the Coles Myer Employee Share Plan to acquire shares issued to employees. Under U.S. GAAP, the outstanding balance of the loan provided is required to be deducted from shareholders’ equity, rather than classified as an asset. The effect of this adjustment is reflected in the reconciliation of shareholders’ equity to U.S. GAAP.

h	Executive Share Option Plan

The Company has issued options to employees under the Executive Share Option Plan. Any benefit derived by employees as a result of issues of options is not required to be accounted for under Australian GAAP. From 1999 the Company adopted U.S. Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (SFAS 123) which requires that the fair value of options at date of grant be accounted for as deemed compensation and be charged against profits over the expected term of the options. The weighted average fair values of options issued were determined using the Black-Scholes options pricing model with the following weighted average assumptions:

Weighted average:	2003	2002	2001
Fair value of options granted (A$)	1.12	1.85	1.21
Expected dividend yield (%)	3.73	4.91	4.34
Expected stock price volatility (%)	27.5	31.9	27.0
Risk-free interest rate (%)	4.94	5.69	5.91
Expected life of options (months)	37	34	26

i	Retirement benefits

The CML Group’s retirement benefit expense in relation to defined benefit plans included in these financial statements is based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan.

For U.S. GAAP purposes SFAS 87 requires accounting for defined benefit retirement plan expense to be on an accrual basis, rather than based on contributions payable to the retirement plan for the year. The effect of adopting this method of accounting is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP. The disclosure required under SFAS 87 is incorporated in Note 23.

Post retirement benefits, other than pensions, paid by the CML Group are not material.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

j	Income tax

The CML Group has adopted FAS 109 for U.S. GAAP purposes. Given FAS 109 requires a “liability approach” to accounting for income taxes, which is very similar to that adopted under Australian GAAP, the differences between the two are immaterial.

k	Lease incentives

The CML Group has received certain incentives to enter into lease agreements, which under Australian GAAP it has recognized in profit in the year receivable, up to January 30, 1995. From that date onwards lease incentives are deferred and amortized over the period of benefit.

U.S. GAAP require lease incentives to be recognized in profit over the term of the new lease. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

l	Leases

The CML Group leases both property and equipment. Under Australian GAAP, the property leases are classified as operating leases. In applying U.S. GAAP, certain property leases are deemed finance/capital leases, however the effect of capitalization is immaterial to the CML Group’s results and has not been adjusted in the reconciliation of net profit to U.S. GAAP. Certain equipment leases are deemed finance/capital leases under both Australian GAAP and U.S. GAAP, however the effect on the CML Group’s reported financial position and results of operations is immaterial.

m	Onerous New Zealand contracts

Under Australian GAAP a provision for onerous New Zealand contracts was raised in 2001. The balance of this provision was A$16.5 million (net of tax effect A$7.0 million) and A$26.1 million (net of tax effect A$14.1 million) at July 27, 2003 and July 28, 2002, respectively. Under U.S. GAAP, the raising of this type of provision is not permitted.

n	Annual leave entitlements

Under Australian GAAP liabilities for annual leave are measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted. The balance of this adjustment to the provision at July 27, 2003 was A$6.6 million, net of tax effect A$2.8 million. Under U.S. GAAP these liabilities are measured at their current rates.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. RECONCILIATION TO U.S. GAAP (continued)

INCOME STATEMENTS

	Notes	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M
Net profit, as reported in the Consolidated Income Statements		421.1	345.0	140.2
Adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	16.2	1.1
- Amortization of other intangibles	b		2.9
- Revaluation of properties	c	(12.5)	(2.2)	1.2
- Building depreciation charged on investment properties	c	(1.6)	(2.3)	(2.0)
- Gains on sales of properties which are leased back	d	13.3	10.3	0.4
- Restructuring costs	e		(22.6)	22.6
- Compensation benefit/(expense) on share issues to employees	g	(12.5)	4.7	(13.9)
- Compensation expense on option issues to employees	h	(21.6)	(19.7)	(7.5)
- Adjustment to retirement benefit expense	i	(0.9)	(1.7)	(7.0)
- Lease incentive income	k	1.9	1.9	(0.3)
- Onerous New Zealand contracts	m	(12.5)	(6.7)	32.8

Net income, according to U.S. GAAP		390.9	310.7	166.5

- Cumulative effect of change in accounting policy for supplier promotional rebates, net of tax of $23.0 million (refer Note 2)		53.5

Net income from continuing operations, according to U.S. GAAP		444.4	310.7	310.7

SHAREHOLDERS’ EQUITY

	Notes	July 27, 2003 A$M	July 28, 2002 A$M
Shareholders’ equity as reported in the Consolidated Balance Sheets		3,799.2	3,338.8
Cumulative adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	17.3	1.1
- Accumulated amortization of other intangibles adjustment	b	2.9	2.9
- Revaluation of properties	c	(59.3)	(39.8)
- Building depreciation charged on investment properties	c	(7.9)	(6.3)
- Proposed ordinary dividend	f		142.1
Proposed ReCAPS dividend	f		7.6
- Gains on sales of properties which are leased back	d	(186.3)	(101.9)
- Restructuring costs	e
- Compensation expense on share issues to employees	g	(58.1)	(50.1)
- Employee Share Plan loan	g	(95.4)	(105.8)
- Compensation expense on option issue to employees	h	(29.4)	(29.4)
- Accrued retirement cost of A$81.7 million (2002 - A$80.5 million), net of tax effect A$24.5 million (2002 - A$24.2 million), calculated under U.S. GAAP	i	(57.2)	(56.3)
- Lease incentive income	k	(19.5)	(21.4)
- Onerous New Zealand contracts	m	16.5	26.1
- Adjustment to annual leave entitlements	n	6.6

Shareholders’ equity, according to U.S. GAAP		3,329.4	3,107.6

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. RECONCILIATION TO U.S. GAAP (continued)

FINANCIAL POSITION

	July 27, 2003 A$M	July 28, 2002 A$M
Material adjustments to accord with U.S. GAAP would cause the following line items appearing in the balance sheets to be disclosed as:

- Receivables (non-current)	26.1	16.8
- Property, plant and equipment	3,273.4	3,453.4
- Intangible assets, net	644.4	330.5
- Accounts payable	2,491.7	2,281.1
- Other liabilities (non-current)	396.0	308.3
- Provisions (non-current)	506.7	467.0
- Reserves and retained profits*	1,171.8	1,181.1

*	Included in reserves in 2003 is other comprehensive income of $17.1 million (2002: NIL) in relation to the foreign currency translation reserve.

EARNINGS PER SHARE - U.S. GAAP

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M
Net income from continuing operations	444.4	310.7	166.5

Net income	390.9	310.7	166.5

Basic earnings per share (in A$):
Net income from continuing operations	0.34	0.22	0.12
Net income	0.29	0.22	0.12

Diluted earnings per share (in A$):
Net income from continuing operations	0.33	0.22	0.12
Net income	0.29	0.22	0.12

Weighted average number of common shares and common share equivalents for basic calculations (millions)	1,192.1	1,180.1	1,169.2
Number of shares for diluted calculations (millions)	1,192.6	1,181.6	1,169.3

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31. RECONCILIATION TO U.S. GAAP (continued)

STOCK BASED COMPENSATION

The adoption of SFAS 123 represents a change in accounting policy. In the fiscal years to July 26, 1998, the CML Group applied Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” in the determination of employee compensation costs arising from the employee and executive share and option schemes. Had compensation cost been based upon the fair value at the grant date consistent with the basis of accounting under SFAS No. 123, the following pro forma net income and earnings per share amounts would have resulted:

	2003 52 weeks A$M	2002 52 weeks A$M	2001 52 weeks A$M
Net income
As reported under U.S. GAAP	390.9	310.7	166.5
Pro forma	390.9	310.7	169.2

Primary earnings per share (in A$)
As reported under U.S. GAAP	0.29	0.22	0.12
Pro forma	0.29	0.22	0.12

Fully diluted earnings per share (in A$)
As reported under U.S. GAAP	0.29	0.22	0.12
Pro forma	0.29	0.22	0.12

Weighted average fair value of each option granted on the date of grant using the Black-Scholes option-pricing model (A$)			1.48
Assumptions used in model
Expected dividend yield			3.1%
Expected volatility			22.0%
Risk free interest rate			5.4%
Expected term (years)			3.1

32. RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150), becoming effective for interim periods commencing on or after June 15, 2003. As such the Company will be required to adopt FAS 150 for the financial year ending July 26, 2004. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity.

While management have not yet determined the financial impact of adoption of FAS 150, it will effect the classification of the Non-redeemable reset convertible preference shares (ReCAPS), requiring reclassification from equity to liabilities. Furthermore, in reclassifying the ReCAPS to liabilities, the associated dividends will be recorded as interest, thereby impacting net income. There will be no effect on net cash flows.

In January 2003, the FASB issued interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities, which became effective for interim periods commencing on or after July 1, 2003. The Company will be required to adopt FIN 46 for the financial year ending July 26, 2004. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32. RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

The Company leases property from a number of companies, trusts and partnerships that may be considered Variable Interest Entities (VIEs). Management is finalizing the identification of VIEs and have determined that only a small proportion of the leases appear to be with VIEs. Where operating leases are with VIEs, management continue to work to determine whether the Company is the primary beneficiary. While the impact of adoption, if any, cannot be reliably measured, the maximum exposures to all operating leases (from VIEs, non-VIEs and individuals) is disclosed in Note 25.

33. LIST OF SUBSIDIARIES

Coles Myer Ltd.
Bi-Lo Pty. Ltd.
Barrier Investments Pty. Ltd.
CMFL Holdings Pty. Ltd. (in liquidation)
Coles KMR Pty. Ltd. (in liquidation)
Coles Myer Investments Pty. Ltd. (in liquidation)
CMFL Services Ltd.
Financial Network Card Services Pty. Ltd.
CMPQ (CML) Pty. Ltd.
Coles Myer Ansett Travel Pty. Ltd. (97.5% owned)
Coles Myer Asia Pty. Ltd.
Coles Myer Deposit Services Pty. Ltd.
Coles Myer Finance Ltd.
Coles Myer Finance (USA) Ltd.
Coles Myer International Pty. Ltd.
Coles Myer New Zealand Holdings Ltd.	(1)
CMNZ Finance Ltd.	(1)
Retail Investments Pty. Ltd.
CMNZ Investments Pty. Ltd.
Sanco Insurance Pte. Ltd.	(2)
Coles Myer Logistics Pty. Ltd.
Coles Myer Properties Holdings Ltd.
Australian Grocery Holdings Pty. Ltd.
Clarkson Shopping Centre Pty. Ltd.
CMPQ (PEN) Pty. Ltd.
CMTI Pty. Ltd.
Coles Myer Properties Pty. Ltd.
Coles Myer Property Developments Ltd.
Fulthom Pty. Ltd.
Morley Shopping Centre Pty. Ltd.
Myer Melbourne Ltd.
Myer Properties W.A. Ltd.
Coles Myer Property Investments Pty. Ltd. (in liquidation)
Orzo Pty. Ltd.
Tooronga Shopping Centre Pty. Ltd.
Coles Supermarkets Australia Pty. Ltd.
Charlie Carter (Norwest) Pty. Ltd.
Eureka Operations Pty. Ltd.
ht (colesmyer) Pty. Ltd.
Newmart Pty. Ltd.
Tooronga Holdings Pty. Ltd. (formerly e.services (colesmyer) Pty. Ltd.)

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33. LIST OF SUBSIDIARIES (continued)

e.colesmyer Pty. Ltd.
colesmyer.com Pty. Ltd.
e.tailing (colesmyer) Pty. Ltd.
Coles Online Pty. Ltd.
Liquorland Direct Pty. Ltd.
Direct Fulfilment Group Pty. Ltd.
e.trading (colesmyer) Pty. Ltd.
o d (colesmyer) Pty. Ltd.
Procurement Online Pty. Ltd.
Multimedia Services Pty. Ltd.
now.com.au Pty. Ltd.
Grace Bros. Holdings Pty. Ltd.
Grocery Holdings Pty. Ltd.
General Merchandise and Apparel Group Pty. Ltd.
ht.com.au Pty. Ltd.
Katies Fashions (Aust.) Pty. Ltd.
G.J. Coles & Coy. Pty. Ltd.
Kmart Australia Ltd.
Arana Hills Properties Pty. Ltd.
Tyremaster (Wholesale) Pty. Ltd.
W4K. World 4 Kids Pty. Ltd.
Liquorland (Australia) Pty. Ltd.
Australian Liquor Group Ltd. (83% owned)
Knox Liquor Australia Pty. Ltd.
Osmond Hotel Pty. Ltd.
Outfront Liquor Services Pty. Ltd.
Guidel Pty. Ltd.
Sorcha Pty. Ltd.
Philip Murphy Melbourne Pty. Ltd.
Philip Murphy Niddrie Pty. Ltd.
Philip Murphy Toorak Pty. Ltd.
Philip Murphy Wine and Spirits Pty. Ltd.
Pallas Newco Pty. Ltd.
ALW Newco Pty. Ltd.
Pacific Liquor Wholesalers Pty. Ltd.
Liquorland (Qld.) Pty. Ltd.
Mycar Automotive Pty. Ltd.
Myer Stores Ltd.
Officeworks Superstores Pty. Ltd.
Officeworks Superstores N.Z. Ltd.	(1)
Viking Direct Pty. Ltd.
Viking Office Products Pty. Ltd.
Penneys Pty. Ltd.
Price Point Pty. Ltd.
Charlot Pty. Ltd. (in liquidation)
Target Australia Pty. Ltd.
Fosseys (Australia) Pty. Ltd.
Tickoth Pty. Ltd.
Tyremaster Pty. Ltd.
Comnet Pty. Ltd.
The Myer Emporium Ltd.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33. LIST OF SUBSIDIARIES (continued)

Except where indicated, all entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty Ltd not owned by the CML Group gives rise to outside equity interested of A$NIL. The 17% of capital in Australian Liquor Group Ltd, held in trust gives rise to outside equity interests of A$NIL. The balance date of all controlled entities was July 27, 2003.

(1)	Incorporated in New Zealand.
(2)	Incorporated in Singapore.

34. SUBSEQUENT EVENT

Effective July 28, 2003, the CML Group has acquired from Shell multi-site franchisees the right to operate 151 service stations and 8 convenience stores in Victoria for $26.0 million. Effective December 1, 2003, the CML Group acquired the right to operate a further 196 service stations in New South Wales, the Australian Capital Territory and Tasmania for A$31.6 million. In addition to these rights, inventories and property, plant and equipment has been acquired for a further A$54.0 million. Shell will supply fuel products and service station properties and the service stations will be branded both Coles Express and Shell.

As previously announced, the rights to operate the remaining sites will be acquired for A$37.2 million.

COLES MYER LTD.

GLOSSARY OF TERMS

To assist U.S. readers in understanding unfamiliar terms, the following glossary is presented.

Australian terminology	United States equivalent

Shareholders’ equity	Stockholders’ equity

Authorised capital	Authorized capital stock

Ordinary shares	Common stock

Reserve (forms part of shareholders’ equity)	Appropriated surplus of retained earnings

Provision	Accrued liability or reserve - (can represent either accrued liability or estimated depletion in the cost of an asset)

Retained profits	Retained earnings

Investment allowance	Investment tax credit

Future income tax benefit	Deferred tax asset

Listed securities	Marketable equity securities

Bonus share issue	Stock dividend

Controlled entity	Subsidiary

Foreign currency translation reserve	Cumulative translation adjustment

EXHIBIT INDEX

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated September 7, 2001).

4.1	Employment agreement - Ms. Dawn Robertson, filed with the 2002 Form 20-F

4.2	Employment agreement - Mr. Alan Williams, filed with the 2002 Form 20-F

4.3	Employment agreement - Mr. Tim Hammon, filed with the 2003 Form 20-F

8.	List of subsidiaries (included herein as Note 33 in the Consolidated Financial Statements).

10.	Consent of Independent Accountants

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2003

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2003

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2003

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2003