Form 20-F
period 2004-07-25
COLES MYER LTD
filed 2004-12-27
CIK 825777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 25, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

Commission file number: 1-10083

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

Fully Paid Ordinary Shares	1,225,410,546
Partly Paid Ordinary Shares paid up to A$0.01 per share	114,000

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

Item 17  ☐    Item 18  ☒

CERTAIN DEFINITIONS

The fiscal year of Coles Myer Ltd. (the “Company”, “Coles Myer” “CML” or “CML Group”, which, unless the context otherwise requires, includes Coles Myer Ltd. and its consolidated entities) ends on the last Sunday in July each year. The fiscal year ended July 25, 2004 is referred to in the text of this Annual Report as “2004”, and other fiscal years are referred to in a corresponding manner. In the Consolidated Financial Statements included in Item 18, the financial year 2003-04 is also referred to as 2004, and similarly for other years, except where otherwise stated. See also “Glossary of Terms” for descriptions of certain terms used in this Annual Report.

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

The selected income statement data for 2002 through 2004, and the selected balance sheet data at July 27, 2003 and July 25, 2004 set forth below (other than percentages) are derived from the audited consolidated financial statements of Coles Myer included in this Annual Report. They should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the Notes thereto. The selected income statement data for the years 2000 and 2001 and the selected balance sheet data at July 30, 2000, July 29, 2001 and July 28, 2002 set forth below (other than percentages) are derived from audited consolidated financial statements of Coles Myer which are not included herein. Coles Myer’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which vary in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A reconciliation to U.S. GAAP is set out in Note 31 of the Notes to the Company’s Consolidated Financial Statements.

It should be noted that results for 2000 reflect 53 trading weeks compared to 52 trading weeks for the other fiscal years indicated. This is because the Company’s fiscal year ends on the last Sunday in July each year, and as a result, approximately every six years an extra trading week is included in the Company’s consolidated results for that fiscal year.

Amounts in Accordance with Australian GAAP

	2004(1) US$	2004 A$	2003 A$	2002 A$	2001 A$	2000(2) A$
	(In millions, except per share amounts)
Income Statement Data:
Sales (3)	22,915.9	32,266.8	27,016.6	25,688.7	23,779.6	24,159.9
Percent increase/(decrease) from prior year		19.4%	5.2%	8.0%	(1.6)%	7.7%
Profit from ordinary activities before income tax	615.2	866.2	608.8	482.2	208.2	414.5
Income tax expense	(183.3)	(258.1)	(187.7)	(137.2)	(68.0)	(136.2)
Net profit	431.9	608.1	421.1	345.0	140.2	278.3
Percent increase/(decrease) from prior year		44.4%	22.1%	146.1%	(49.6)%	(29.1)%
Dividends (4)	261.0	367.5	348.2	346.9	444.5	313.9
Per Ordinary Share:
- Basic earnings	0.33	0.46	0.32	0.25	0.10	0.24
- Diluted earnings	0.33	0.47	0.33	0.27	0.11	0.24
- Cash Dividends (4)(5)	0.19	0.265	0.260	0.255	0.355	0.270
Balance Sheet Data:
(at year end)
Current assets	3,245.3	4,569.5	4,116.4	4,016.8	3,946.1	3,709.8
Total assets	6,428.5	9,051.7	8,452.8	8,320.6	8,317.8	8,187.0
Short-term debt	185.7	261.5	10.8	15.3	127.8	44.1
Long-term debt	506.7	713.4	1,143.3	1,552.8	1,671.4	2,031.1
Total debt	692.4	974.9	1,154.1	1,568.1	1,799.2	2,075.2
Net Assets/Shareholders’ equity	2,910.1	4,097.6	3,799.2	3,338.8	3,286.3	2,828.9

Refer page 3 for notes relating to above table.

Amounts in Accordance with U.S. GAAP

	2004(1) US$	2004 A$	2003 A$	2002 A$	2001 A$	2000(2) A$
	(In millions, except per share amounts)
Income Statement Data:
Sales (3)	22,915.9	32,266.8	27,016.6	25,688.7	23,779.6	24,159.9
Net profit from continuing operations	337.6	475.4	444.4	310.7	166.5	308.1
- Basic earnings per share	0.28	0.40	0.34	0.22	0.12	0.27
- Diluted earnings per share	0.28	0.39	0.33	0.22	0.12	0.27
Net profit	337.6	475.4	390.9	310.7	166.5	308.1
- Basic earnings per share	0.28	0.40	0.29	0.22	0.12	0.27
- Diluted earnings per share	0.28	0.39	0.29	0.22	0.12	0.27
Per Ordinary Share:
- Cash dividends (4)	0.19	0.265	0.260	0.255	0.355	0.270
- Cash dividends in US$ (4) (5)	US$0.19	US$0.19	US$0.18	US$0.14	US$0.18	US$0.16
Balance Sheet Data:
(at year end)
Current assets	3,251.1	4,577.7	4,128.0	4,034.8	3,940.2	3,709.8
Total assets	6,469.9	9,109.9	8,422.4	8,218.8	8,181.9	8,065.0
Short-term debt	185.7	261.5	10.8	15.3	127.8	44.1
Long-term debt	992.5	1,397.5	1,143.3	1,552.8	1,671.4	2,031.1
Total debt	1,178.2	1,659.0	1,154.1	1,568.1	1,799.2	2,075.2
Net Assets/Shareholders’ equity	2,153.8	3,032.7	3,329.4	3,107.6	3,111.1	2,620.6
Issued capital - value	1,154.9	1,626.1	2,210.3	2,032.3	1,973.7	1,213.8

	Millions of shares
Issued capital - number of outstanding shares (6)	1,225.5	1,225.5	1,212.5	1,184.7	1,176.8	1,164.5

(1)	Merely for the convenience of the reader, certain selected financial data has been converted into US dollars at the Noon Buying Rate on July 23, 2004, the last trading day of the fiscal year, of A$1.00 = US$0.7102. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. For a more recent A$/US$ exchange rate, refer below.

(2)	Results for 2000 reflect 53 trading weeks compared to 52 trading weeks for other fiscal years shown.

(3)	Sales for 2000 include Wholesale Sales Tax (“WST”). Sales for 2001 to 2004 exclude Goods and Services Tax (“GST”).

(4)	Dividends for 2000 to 2002 include the interim and final dividends relating to each respective fiscal year. As a result of the change in accounting policy for providing for dividends, (refer Notes 2 and 6 of the consolidated financial statements included at Item 18), dividends for 2003 include the 2002 final dividend and the 2003 interim dividend and dividends for 2004 include the 2003 final dividend and the 2004 interim dividend.

(5)	Based on the Noon Buying Rate for cable transfers in A$ as at each payment date as certified for customs purposes by the Federal Reserve Bank of New York. The actual rates of exchange used in determining the dollar payments to ADS holders were the exchange rates on the dates payments were made to the Depositary, being November 10, 2003 and May 10, 2004.

(6)	Balance excludes number of Reset Convertible Preference Shares (ReCAPS) and includes partly paid shares.

Exchange Rates

The following table sets forth, for the last five complete financial years, the average rate of exchange of A$ into United States dollars (“US$”) based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Fiscal Year	2004	2003	2002	2001	2000
	(all figures in US$ per A$)
Average rate (1)	0.7181	0.5884	0.5270	0.5262	0.6184

(1)	The average of the Noon Buying Rates on the last day of each full month during the period.

The high and low exchange rates for the previous six complete months are:

Months	High	Low
	(all figures in US$ per A$)
June 2004	0.7067	0.6855
July 2004	0.7334	0.6980
August 2004	0.7238	0.7001
September 2004	0.7244	0.6880
October 2004	0.7478	0.7207
November 2004	0.7903	0.7447

The exchange rate at December 2, 2004 was A$1.00 = US$0.7773

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The major risk factors, which may impact Coles Myer, include:

Risks Related to Coles Myer

There is a risk that the Company may not fully realize benefits expected from better leverage of the Group’s operations which may affect its future competitive position.

The Group’s future plans include expected benefits from greater efficiencies in areas that are common across the Group and access to greater economies of scale, for example by upgrading the supply chain and reducing the duplication of back office structures in Coles and Bi-Lo. There is a risk that the Company may not leverage the benefits available from its scale, depth and breadth of its retail capability. If the Company is not able to realize these benefits, its future ability to reduce costs and remain competitive may be reduced.

There is a risk that the Company may put too much focus on Group change management to the detriment of the retail operations.

The Company currently has a significant agenda of implementing change across the Group, particularly in Retail Support areas such as Supply Chain and Information Technology. There is a risk that if the change agenda is not well managed, there may be a loss of focus with inadequate resources being directed to core retail activities. If these core retail activities do not perform in line with expectations, there is a risk that the Company’s future financial performance may suffer.

There is a risk that the Company’s customer proposition is unsuccessful, which may affect its future competitive position and growth opportunities.

Coles Myer’s stated vision is to be the number one retailer in its brands, most of which operate in relatively mature retail markets. The Company must regularly evaluate its customer proposition for each of its brands in a dynamic and competitive marketplace. Growth initiatives are based on expanding share within existing markets through differentiated product offers and competitive pricing. In the Food and Liquor business, this includes planned expansion of house brand and fresh food market shares. There is a risk that if the Company does not continue to innovate and improve its customer offer relative to its competitors, its market share and future growth may be impacted, which may negatively affect future profitability.

There is a risk that Coles Myer does not achieve expected reductions in operating expenses which may affect future profitability.

One of the Company’s strategies for improving future profitability is the reduction in operating expenses through initiatives including Supply Chain and Information Technology. If Coles Myer is unable to decrease its operating expenses on a sustainable basis it may not be able to compete effectively in the market and improve profitability.

There is a risk that Coles Myer may not achieve the expected growth in House Brand lines in the Food and Liquor business which may affect future sales growth.

The Company believes that house brands in Food and Liquor represent a growth opportunity, both in terms of a differentiated product offering and increased profit margins. There is a risk that Coles Myer is unable to execute its house brand strategy due to an inappropriate offer, sourcing difficulties with suppliers or lack of customer acceptance of house brand products, which may affect future profitability.

If Coles Myer is unable to locate appropriate store sites, it may not be able to deliver expected store growth.

The Company’s growth strategy includes the opening of new stores, together with the enhancement of existing stores. Coles Myer’s ability to open new stores is dependent on identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Coles Myer fails to identify and enter into leases on premium retail sites on a timely basis for any reason, including its inability due to competition from other companies seeking similar sites, the Company’s growth may be impaired because it may be unable to open new stores as anticipated.

The Company’s retail businesses are dependant upon their ability to source merchandise.

The Company’s ability to find qualified vendors and access products in a timely and efficient manner is a critical deliverable for the business. Political or financial instability, trade restrictions, tariffs, transport capacity and other factors relating to foreign trade are beyond the Company’s control and may impact the Company’s performance. If the Company is unable to source the merchandise it requires, its retail operations may under-perform.

There is a risk that the Company’s retail businesses may be affected if its retail offer does not cater to customer demands.

Continued growth of retail brand profitability is influenced by well-judged customer propositions and successful marketing programs. The ability of Coles Myer to successfully gauge and satisfy consumer preferences is critical to Coles Myer maintaining its competitive position. Failure to do so may adversely affect Coles Myer’s business and trading results.

There is a risk that if the Company is unable to implement its new Information Technology (IT) systems, or if its investment in this IT strategy is inadequate, the future performance of the Group may be affected.

The Company’s growth strategy includes significant investment in new IT systems covering all retail brands and Supply Chain initiatives. There are risks inherent in the implementation of new IT systems, including timely installation, functionality, integrity of information and process efficiency, and adequate investment.

Coles Myer has a large number of systems, and there is a risk that if CML does not adequately implement the IT strategy and investment to support improvement and efficiency across the business, its future profitability may be affected.

There is a risk that the Company’s initiatives to improve its Supply Chain may not achieve the expected benefits.

The transformation of the Supply Chain is a major initiative for the Company, and is intended to result in doing business better for customers, simpler for stores and cheaper for Coles Myer. However, the initiative is complex, with risks including delays and interruptions that may result in the Company not achieving the expected benefits within expected timeframes.

There is a risk that the Company’s growth strategy may be affected if there are insufficient skills across the Group to support its implementation.

There is a risk of the loss of members of the senior management team which may impede the implementation of the Group’s strategies. The loss of key personnel, or insufficient management or leadership skills may mean that the Company’s growth strategy does not meet expectations.

There is a risk that industrial action may affect the Company’s operations impacting business and financial performance.

Coles Myer has traditionally had a stable industrial relations environment within its operations. However, there is a risk of industrial unrest or interruption. Any industrial action may increase costs, impact operations and delay transformation initiatives.

There is a trend of increasing competition (from existing and new competitors) in the markets within which Coles Myer operates which may affect the results from its retail operations.

There is significant competition in the Australian and New Zealand markets in which Coles Myer’s businesses operate. Retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. There is also the risk of new entrants into the Australian retail market, either by acquisition of an existing retailing company or through greenfields development. As Coles Myer operates in a broad range of retail sectors (food and liquor, discount stores, department stores, etc) it is exposed to competition in almost all retail sectors of the Australian market. These competitive conditions may adversely impact Coles Myer’s market shares and trading results.

As a result of selling food products, Coles Myer faces the risk of exposure to product liability claims and adverse publicity.

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall and resultant adverse publicity. Such products may contain contaminants that may be inadvertently distributed by Coles Myer. Even an inadvertent shipment of adulterated products may lead to an increased risk of exposure to product liability claims. Such claims may have an adverse impact on the Company’s financial performance should the Company’s insurance not be adequate to cover all liabilities it may incur.

The transition to International Financial Reporting Standards (IFRS) may affect the Company’s operating results.

As described in Note 1 to the financial statements, CML complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Consensus Views and the Corporations Act 2001. The AASB is implementing the Financial Reporting Council’s policy of adopting the Standards of the International Accounting Standards Board (IASB) for application to reporting periods beginning on or after 1 January 2005. Currently, Australian Accounting Standards are applied and although the AASB has been harmonizing the Australian Standards with IFRS for a number of years, some differences still exist. The AASB is using the IASB Standards as the “foundation” Standards to which it adds material detailing the scope and applicability of a Standard in the Australian environment. Additions are made, where necessary, to broaden the content to cover sectors not addressed by an IASB Standard and domestic, regulatory or other issues.

The impact of transitioning to IFRS is difficult to predict with any certainty at this time given that the IASB has only recently finalized certain standards. The adoption of IFRS may increase the volatility of reported earnings in future periods, or negatively impact reported earnings. The transitional rules for adoption of IFRS require the restatement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”. Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as at July 26, 2004.

There is a risk that if the Company is not able to improve its Health and Safety record, the associated costs may decrease profitability.

Improving the Health and Safety record is a major management focus in Coles Myer through the Safety Right Now program. This program focuses on creating a safe environment for staff, customers and visitors to all business locations. There is a risk that if the Company is not able to maintain its’ improving Health and Safety record, the costs associated with workers’ compensation may increase and affect the future competitive position of the Company. The Lost Time Injury Frequency Rate (LTIFR) for 2004 was 24.8 ** (29.5 in 2003).

**	Equates to the number of lost time injuries per 1 million person-hours worked

There is a risk that exchange rate fluctuations may impact the costs of imported merchandise and place pressure on profit margins.

The Company sources merchandise both directly and indirectly from overseas denominated in either Australian dollars or foreign currency. All foreign exchange exposures arising from the importation of merchandise (including freight and customs), capital expenditure and other goods (for example “back of house” items, fees and expenses), and also foreign currency denominated borrowings, and offshore investments are fully hedged. There is a risk that long-term depreciation of the Australian dollar may impact the Company’s future sourcing costs.

There is a risk of non-compliance with governance, corporations law and other listed company obligations and expectations which may have a negative impact on the Company’s performance.

Coles Myer is subject to many laws and regulations including, but not limited to, trade practices, corporations law, employment laws, workers compensation and rehabilitation, occupational health and safety, tax and accounting legislation including the Financial Services Act, State, Territory and local government legislation and regulations that govern property planning issues, liquor licensing, tobacco retailing, retail trading hours and other operational matters, environmental regulation and the ACCC. Compliance with, or changes in, these laws may reduce the sales and profitability of Coles Myer’s retail operations and may otherwise adversely affect the Company’s business, financial condition or results of operations. Non-compliance may result in financial penalties being levied against the Company.

Risks Related to Australia

The Company’s financial prospects, both in terms of sales and profits are dependent on the Australian economic environment.

The retail trading environment is subject to general economic conditions in the Australian and global markets. Any adverse changes in such economic conditions can be expected to affect the retail-trading environment in general. Any adverse developments in economic conditions during the first half of the fiscal year of Coles Myer, particularly the Christmas trading period when its sales and profitability are typically strongest, may have a negative impact on Coles Myer’s trading results.

The Company’s future financial results, in terms of sales and borrowing costs may be negatively impacted by higher interest rates.

Higher interest rates affect income available for spending due to increased mortgage repayments, which can impact the level of retail sales. Higher interest rates also affect the Company’s cost of borrowing and may reduce its profitability.

Acts of terrorism in Australia may affect the Company either directly if the Company’s operations are targeted or indirectly if the Australian economic system suffers.

Australia and Australians have been the targets of recent international terrorist attacks. To date there has not been a major terrorist attack in Australia. In the event of acts of local terrorism, the Company may experience a significant business interruption. It is difficult to predict when acts of terrorism may occur or may terminate and to what extent these acts may affect the operating results.

ITEM 4	INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report.

A.	HISTORY AND DEVELOPMENT

GENERAL

Coles Myer Ltd. is an Australian-based retailer, owning and operating stores in most sectors of the Australian retail market, in the general merchandise sector of the New Zealand retail market and on the Internet. The Company supplies a wide range of food and non-food items in supermarkets, discount stores, department stores, liquor stores, office supplies stores, automotive service centers, fuel outlets and online. Coles Myer Ltd. predominantly trades under the names of “Coles”, “Coles Express”, “Coles Online”, “Bi-Lo”, “Liquorland”, “Vintage Cellars”, “Quaffers”, “Theo’s”, “Kmart”, “Kmart Garden Super Centre”, “Kmart Tyre & Auto”, “Tyremaster”, “Officeworks”, “Target”, “Target Country”, “Myer”, “Megamart”, “Viking” and “Harris Technology”. In New Zealand, the Company trades as “Kmart”. Grace Bros stores were rebranded to “Myer” in February 2004.

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

Coles Myer Ltd. is the holding company. The number of subsidiaries/consolidated entities in the Coles Myer Group at July 25, 2004, is 92, all of which are incorporated in Australia and New Zealand, apart from one company, which is incorporated in Singapore.

RECENT DEVELOPMENTS

1.	Acquisitions:

•	Coles Express

During the 2004 financial year, the Company acquired from Shell multi-site franchisees, the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for A$103.7 million (including transaction costs).

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

Commencing in 2004 Coles Express is included within the Food, Liquor and Fuel group.

2.	Divestments:

•	Newmart and Sands and McDougall Stores

During 2004 the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for A$31.9 million.

•	Sale of Sydney Central Plaza

On March 10, 2003, the CML Group sold the Sydney Central Plaza freehold property for A$372.8 million, net of transaction and sale related costs of A$17.2 million. During 2004, additional proceeds of A$9.9 million were received.

3.	Public Takeover Offers

•	Australian Leisure and Hospitality Group Limited (ALH)

In October 2004, the Company and Macquarie Bank Limited (MBL) undertook a public offer to acquire ALH, a hotel and liquor operator. Under the proposal, ALH would be acquired by CMM Hotel & Retail Investments Pty Limited (CMM), a joint venture vehicle with equity funding of 60 per cent from MBL and 40 per cent from CML. The offer price was A$3.35 a share. Another party, Bruandwo Pty. Ltd., had previously made an offer to acquire ALH and was continuing to raise the offer. As a result, the Company revised its original proposal to A$3.75 per share. At this time the other party made a further offer of A$3.76 a share. The Company and MBL decided not to further increase their offer, as it was not in the best interests of the Company’s shareholders.

4.	Financial Updates

•	1st Quarter Sales

On November 11, 2004, the Company announced 2005 first quarter sales (for the 13 weeks ended October 24, 2004) of A$8.5 billion, an increase of 20.7%. This is a pleasing result given the removal of the shareholder discount. Specific sales results were:

	First Quarter (13 Weeks)
	2005 A$M	2004 A$M	Change %
Food & Liquor	4,574	4,291	6.6
Fuel & Convenience	1,331	314	323.9	(1)
Kmart (2)	905	831	8.9
Officeworks (2)	223	207	7.7
Myer & Megamart	708	712	(0.5)
Target	702	635	10.5
Emerging Businesses	74	66	12.1
Intra-group sales	(6)	(5)

Total sales	8,511	7,051	20.7

For 2005, the Group is expected to achieve double-digit sales growth.

(1)	Includes Fuel and Convenience store rollout during 2004.

(2)	Kmart and Officeworks reported separately for the first time.

•	Earnings guidance

At the Company’s Annual General Meeting on November 18, 2004, the Company provided earnings guidance of A$670 million - A$680 million net profit after tax for

2005, subject to satisfactory Christmas trading. This keeps the Company on track to achieving its goal of A$800 million in 2006. The 2005 outlook is after accounting for the net cost of the supply chain transformation (refer page 16), restructuring costs of the organizational change in Supermarkets (refer below), implementation costs of the new MYER one card (refer below) and the relaunch of Megamart (refer below).

5.	Management

Senior management changes

•	Appointments

•	On August 11, 2003, the Company announced the appointment of Mr. Steven Cain as Group Managing Director Food, Liquor and Fuel.

•	On May 17, 2004 the Company announced the appointment of Ms. Launa Inman as Managing Director of Officeworks.

•	On March 10, 2004 the Company announced that Mr. Peter Scott was moving from his current position of Managing Director Officeworks to Managing Director of the Coles Myer Liquor Group.

•	Departures

•	Mr. Alan Williams, Chief Operating Officer Food & Liquor, retired from the Company on October 17, 2003.

•	Mr. Craig Watkins, Managing Director, Coles Myer Liquor Group retired from the Company on March 26, 2004.

•	On December 22, 2004 the Company announced that Mr. Steven Cain, Managing Director Food, Liquor and Fuel would be leaving the Company in the New Year. Mr. Hani Zayadi, currently Managing Director Kmart, will take over the Food, Liquor and Fuel leadership role. A formal selection process will be undertaken to fill the role of Managing Director.

•	Supermarket Business (Coles and Bi-Lo) Support Structures Restructure

In September 2004, the Supermarkets’ businesses support structures were restructured to remove duplication and bring the management team closer (organizationally) to stores and customers. The Coles and Bi-Lo support structures have moved into one integrated supermarket team. Freed resources have been reinvested into the strategic areas of fresh food and house brands.

6.	Other

•	MYER one

MYER one, a new loyalty card exclusive to Myer was launched on August 2, 2004. It is a strategic initiative to enhance relationships with customers. Myer one can be used in conjunction with FlyBuysTM and CML SourceTM MasterCard.

•	Megamart

The Megamart business experienced an extremely competitive environment market during 2004. In mid-November 2004 a revised customer offer was developed to improve Megamart’s performance.

•	Coles Myer Liquor Group relocation

The Coles Myer Liquor Group head office structure was reorganized to increase operational efficiencies. This included the relocation of the head office from Sydney to Melbourne, enabling the Food and Liquor teams to work more closely on innovative ways to delight customers,

•	Mt Druitt Center

In June 2004, it was announced the Mt Druitt shopping center would be redeveloped to include a new full-line Target and an upgraded Coles supermarket. The existing Myer and Bi-Lo stores would close and the existing Kmart store remains unaffected.

•	Shareholder Discount Card Program

The Coles Myer Shareholder Discount Card Program ceased on July 31, 2004.

•	Dividend Reinvestment Plan (DRP)

The Company has a DRP under which holders of ordinary shares have previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The DRP has been suspended effective for the final dividend for 2004. All future dividends will be paid in cash.

•	Board Changes

The Company held its 2004 Annual General Meeting (“AGM”) in Melbourne on November 18, 2004. At this meeting Mr. Martyn K. Myer and Ms. Patty E. Akopiantz were re-elected directors for a further three years. Mr. Mark M. Leibler retired effective November 18, 2004.

•	Capital expenditure

For 2004, capital expenditure was A$874 million in aggregate and was spread across the following areas:

A$ million	2004	2003	2002
New stores / replacements	184	236	183
Refits	205	172	162
Acquisitions	129	299	60
Technology	151	168	110
Property / Other	205	117	103

Total	874	992	618

Of this amount, 99.7% was spent on the Company’s Australian operations, with the remainder spent in New Zealand.

The Company expects its cash flow from operating activities and available borrowings will be sufficient to meet its anticipated capital expenditure and investment requirements over the next twelve months.

Also see Consolidated Statements of Cash Flows (p.100) and Note B – Acquisitions/Disposals (p.101) in the Consolidated Financial Statements at Item 18.

•	Launch of Coles Myer SourceTM MasterCard

In October 2003, the Company launched the Coles Myer SourceTM MasterCard. GE Capital Finance Australia will issue and administer the card. Linked to the FlyBuysTM program, the card provides customers with attractive rewards (refer page 22).

B.	BUSINESS OVERVIEW

Company Retail Operations

At July 25, 2004, Coles Myer operated 2,559 stores in Australia and New Zealand, and employed in excess of 176,000 people.

The Company operates businesses in Australia and New Zealand, all of which are serviced by a centralized corporate group. Each of these businesses is described below. The businesses are primarily stand-alone but increasingly are being supported by a series of Retail Support centers that all operate within policies determined by a centralized corporate group. The operating businesses are organized into five major groups: Food, Liquor & Fuel, Kmart and Officeworks,

Myer and Megamart, Target and Emerging Businesses. Sales, Segment result, and identifiable asset data are reported for each Coles Myer business group, and are shown in Note 26 to the Coles Myer Consolidated Financial Statements contained herein. The table on page 14 provides details of the stores that fall within each group and Item 5, “Operating and Financial Review and Prospects”, provides a discussion of the results of operations for each of Coles Myer’s business groups.

Coles Myer’s sales and to a greater extent its profits, show a marked seasonal pattern. Myer and the discount store businesses typically experience stronger sales of higher margin merchandise during the Christmas trading period. Sales for Myer and the discount store businesses in the 26 weeks to January 25, 2004 accounted for 53.0% (2003: 53.3%) of their full year sales and 70.0% (2003: 76.6%) of their full year profits. Aggregate sales of food and liquor through supermarkets, fuel and other outlets are not as subject to major seasonal influences.

The following table discloses segment information by category of activity and geographic market for the three years 2002-2004. For more detailed financial information on the segments, refer Note 26 to the Coles Myer Consolidated Financial Statements.

	Sales to external customers (1)
	2004 A$M	2003 A$M	2002 A$M
Industry segments
Food, Liquor & Fuel (2)	21,146.3	16,557.6	15,908.8
Kmart and Officeworks	4,679.9	4,368.6	3,903.6
Myer & Megamart	3,322.4	3,239.9	3,243.2
Target	2,851.8	2,646.9	2,422.4
Emerging Businesses	266.4	203.6	210.7

	32,266.8	27,016.6	25,688.7

Geographic segments
Australia	32,113.4	26,869.0	25,565.3
New Zealand	153.4	147.6	123.4

	32,266.8	27,016.6	25,688.7

(1)	Does not include the Property and Unallocated segment, as it does not have any sales to external customers.

(2)	Coles Express sales contributed A$3,176.9 million during 2004.

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

The Company continually monitors the performance of its stores in all locations, and closes or re-develops stores which cease to provide acceptable levels of profitability on a continuing basis. The strong correlation between disposable income, retail sales and population across Australia is shown in the following table. The spread of the Company’s sales and selling area across the Australian States and Territories, as shown in the following table, also reflects the geographic distribution of population, retail sales and disposable income. Accordingly the decisions taken by the Company in the opening, closure, or refurbishment of the large majority of its stores are typically not principally influenced by economic conditions in individual States.

	Share of National Aggregates as at July 2004			Share of Coles Myer as at July 2004
	Population %	Retail Sales %	Disposable income %	Sales %	Selling Area %
State/Territory
New South Wales / Australian Capital Territory	35.1	35.9	37.1	33.1	32.0
Victoria	24.7	24.0	26.0	27.4	26.4
Queensland	19.3	19.8	17.0	18.3	19.6
South Australia / Northern Territory	8.6	8.3	8.1	8.8	8.8
Western Australia	9.9	9.8	9.8	10.7	11.1
Tasmania	2.4	2.1	2.0	1.9	2.0

Source: Company Records and Australian Bureau of Statistics.

As at July 25, 2004 (the end of the Company’s last completed fiscal year), the number and location of stores trading were:

	Australia	New Zealand	Total
Food, Liquor & Fuel
Coles	491		491
Bi-Lo	209		209
Coles Myer Liquor Group	626		626
Coles Express	598		598

Total Food, Liquor & Fuel	1,924		1,924

Kmart & Officeworks
Kmart	163	12	175
Kmart Tyre & Auto	50		50
Officeworks	78		78

Total Kmart & Officeworks	291	12	303

Target
Target	141		141
Target Country	112		112

Total Target	253		253

Myer & Megamart
Myer	61		61
Megamart	9		9

Total Myer & Megamart	70		70

Emerging Businesses (1)	9		9

Total	2,547	12	2,559

(1)	Being Harris Technology stores.

The above store numbers include freestanding Kmart Tyre and Auto and Tyremaster stores. As at July 25, 2004, the Company operated a total of 2,559 stores, an increase of 621 stores on the 1,938 stores at July 27, 2003, which compared with 1,787 stores at July 28, 2002. The Company opened, acquired, closed and divested stores as follows:

	2004				2003			2002
	Opened/ Acquired/		Closed/ Divested	Net Increase/ Decrease	Opened/ Acquired/	Closed/ Divested	Net Increase/ Decrease	Opened/ Acquired/	Closed/ Divested		Net Increase/ Decrease
Food, Liquor & Fuel	652	**	33	619	140	14	126	86	267	*	(181)
Kmart & Officeworks	14		9	5	27	1	26	11	14		(3)
Target	9		10	(1)	8	13	(5)	6	9		(3)
Myer & Megamart	2		4	(2)	3	3		2	3		(1)
Emerging Businesses	2		2		4		4	1	6		(5)

TOTAL	679		58	621	182	31	151	106	299		(193)

*	primarily disposal of Red Rooster business

**	primarily acquisition of Shell fuel sites from multi-site franchisees (Coles Express)

Strategy

Following the appointment of John Fletcher as CEO in September 2001, the Company announced a new five-year growth strategy in March 2002. The strategy reflects the Company’s goal of becoming Australia’s number one retailer in all of its brands, by leveraging the strength of the Group and working as a unified team, with a shared desire to provide the best value to customers and grow shareholder value. The key planks of the strategy are:

•	Continuous business improvement

•	Restoring operational excellence in the Kmart, Target and Myer brands

•	Growing the Food and Liquor business

•	Improving efficiencies

•	Further strengthening the balance sheet

•	Sustainable growth

•	Strong store network expansion – 300+ new stores within the five year plan

•	Rewarding loyalty for all customers

•	Supply chain and information technology improvements – building efficiencies and investing for the future

•	Group culture

•	Recruiting and developing the best people

•	Clear accountability – management rewarded on Company-wide success

•	Succession planning to identify future leaders

•	Enhanced customer focus

•	All brands working together to leverage Group scale

•	Safety

•	Strong focus on occupational health and safety to prevent and reduce accidents, thereby boosting productivity, reducing costs and being responsible for the Company’s staff and customers

On September 25, 2003, the Company announced a program of strategic whole of company initiatives to leverage the unique competitive advantage of the Group, to drive better value and service for customers and better financial returns for shareholder. The initiatives encompass transformation of CML’s supply chain, IT systems, organizational culture and loyalty offering.

•	Supply Chain

The Company’s initiatives to transform its supply chain involve significant one off, up front capital expenditure costs (up to A$600 million) in the five years to 2008. These costs will largely be incurred in the financial years 2005-2007.

Transformation of the supply chain is intended to result in doing business better for customers, simpler for stores and cheaper for Coles Myer Ltd.

Key features include:

•	Better systems to improve on-shelf availability for customers;

•	Improved technology to simplify processes and reduce costs for suppliers and CML;

•	Streamlined deliveries into stores; and

•	More efficient distribution network, including the reduction of distribution centers to best practice levels.

Supply chain transformation costs in the 2004 financial year were A$47.8 million. The benefits achieved during 2004 were:

•	Refurbishments of several general merchandise Distribution Centers (“DCs”) were completed and two DCs were closed;

•	Commenced implementation of a standardized shipping system across all brands with the aim of improving efficiencies;

•	Multiple trials of new packaging and handling units undertaken with the aim of reducing double-handling and the easier filling of fixtures. “Shelf-ready” and “one-touch” packaging has already commenced implementation in Coles and Bi-Lo;

•	“Factory gate” pricing pilot was commenced which aims to reduce the costs of inbound freight; and

•	Reduction identified in “direct-to-store” deliveries. Ultimate aim is to reduce these deliveries from 24% of sales to 5%.

Anticipated net costs for 2005 are A$50 million. At the end of the transformation, the Company aims to have restructured its supply chain to the most efficient process, involving two national distribution centers supported by key regional DCs.

•	Loyalty

The new CML Loyalty program combines the Coles Express fuel discount offer, the enhanced FlyBuysTM, the CML SourceTM MasterCard and the MYER one Program, as discussed above.

•	IT Transformation

The IT transformation strategy focuses on removing complexity, duplication, effort and cost of systems, through the introduction of common technology across the brands. The strategy will see an increased emphasis on innovation to deliver IT business solutions to enable the businesses to serve the customer better. The systems changes are a prerequisite to the transformation of the supply chain.

•	Cultural change

Fostering the right culture is a critical part of achieving the Company’s goals. The four elements of the strategy are recruiting and developing the best people, building leadership, aligning performance and reward with the strategic goals, and providing a safe working and shopping environment.

RETAIL OPERATIONS

FOOD, LIQUOR & FUEL GROUP

These businesses represent the largest grouping in Coles Myer in terms of sales. At July 25, 2004, the Food, Liquor & Fuel Group operated 1,924 stores. The roll out of our fuel and convenience business commenced on July 28, 2003, from which point in time the Food & Liquor Group became known as the Food, Liquor & Fuel Group.

Coles

The Coles chain of supermarkets offers customers a wide range of fresh food and groceries, at great value, in an easy and convenient shopping environment.

At July 25, 2004, the business operated 491 stores across Australia, with 15 new supermarkets opened during the year and 39 store refurbishments. The network ranges from small metropolitan stores to large flagship sites, with selling area of approximately 20,000 to 50,000 square feet. Coles’ extensive offer includes both national and house brand products. Coles has one of the largest ranges of house brands in the Australian market, and it is intended that this successful range will continue to be expanded.

New fresh produce departments with a “market look” are now a feature in most stores. Growth initiatives have been reinforced by the “Save Everyday” marketing campaign, which promotes Coles very competitive prices, wide range, quality and value.

Bi-Lo

Bi-Lo is a discount supermarket retailer in Australia. Bi-Lo offers fresh food and groceries to value conscious customers.

Bi-Lo operated 209 stores at July 25, 2004, including 14 new supermarkets openings during the year and 11 store refurbishments. The average store size is smaller than Coles, with the network focused on local neighborhoods and rural areas.

Bi-Lo offers everyday grocery items, along with a house brand range. Through the year Bi-Lo focused on enhancing the quality of fresh food and expanded the house brand range with the introduction of 348 new products and the repackaging of 280 others.

Coles Myer Liquor Group

The Coles Myer Liquor Group (CMLG) operates under four major brands – Liquorland, Vintage Cellars, Theo’s and Quaffers. As at July 25, 2004, the business operated 626 liquor sites, including 23 hotels, with representation in all states except Tasmania. Approximately one third of stores are located adjacent to a Coles Myer supermarket, with the majority being freestanding stores.

Liquor retailing is regulated in Australia, with each state and territory controlling liquor sale via liquor licensing. State Government liquor authorities and statewide police agencies execute the licensing regulations in their regions with each region’s regulations reflecting their own unique regional issues. Consequently the degree of regulation differs from State to State. The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

The Coles Myer Liquor Group has expanded its liquor retailing over the past four years through a combination of acquisitions and organic store growth. Major acquisitions include The Leda Hotels Group, Australian Liquor Group (ALG), and most recently the Theo’s Liquor Group.

Coles Express

The Company introduced the Coles Express ‘mini’ supermarkets into metropolitan areas in 1997. These supermarkets have been rebranded to Coles Central and the Coles Express Brand now refers to the Company’s fuel and convenience store offer.

During 2004, the Company acquired from Shell multi-site franchisees, the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for A$103.7 million (including transaction costs). Currently the business operates 598 fuel and convenience stores across Australia, making the nation’s largest fuel and convenience retail operation.

Coles Myer entered into a supply agreement with Shell for fuel and lubricant products, and operating leases for the service station sites. The sites are branded both Coles Express and Shell.

Coles, Bi-Lo and Liquorland customers who make purchases over a certain amount receive a cents per liter fuel discount when they present their receipts at a Coles Express service station.

Red Rooster

As a result of Red Rooster becoming a non-performing, non-core business, on May 27, 2002, CML sold the business to Australian Fast Foods Pty Ltd for A$65.0 million.

At the time of sale, CML operated 247 Red Rooster stores throughout Australia.

KMART & OFFICEWORKS

Kmart

At July 25, 2004, Kmart operated 175 stores in Australia and New Zealand. Measured by sales, it is Australia’s leading discount store business and sells a wide range of items, including sporting goods, toys, electrical appliances and apparel, with a mix of international and national brand names as well as private labels.

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

In 1994, the Company renewed its License Agreement with KMC, pursuant to which Coles Myer has the exclusive right to use the Kmart name in Australia and New Zealand. Coles Myer does not believe that there is a significant risk of the License Agreement being terminated in a manner that would have a materially adverse impact on the Company’s operations.

In New Zealand, the business supplies similar product ranges to Australia. The Company opened its first Kmart store in New Zealand in October 1988, and the chain had 12 stores operating at July 25, 2004.

Kmart Automotive

Kmart Automotive consists of automotive brands that trade under the names “Kmart Tyre & Auto Service” and “Tyremaster Wholesale”. Kmart Tyre & Auto outlets are often attached to a Kmart store, but are also situated on 50 stand-alone sites and are in addition to the 175 Kmart stores mentioned above. These businesses sell a range of automotive accessories and parts, and offer servicing and maintenance to fleets and private vehicles.

Officeworks

Officeworks is Australia’s leading office supplies retailer for small to medium sized businesses, home offices and personal shoppers. Officeworks offers a range of over 10,000 products, including stationary, consumables, business machines, office furniture and printing services.

Officeworks is well represented in all major Australian cities, as well as many regional areas. The first store was opened in 1994, with 78 Officeworks branded stores operating at July 25, 2004. The strategic acquisition of Viking Office Products in January 2003, has positioned the business to focus on growing its direct channel through the integration of Viking Office Products and Officeworks Direct.

TARGET

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

Target stores are typically located in suburban and large regional shopping centers and precincts. Target operated 141 stores at July 25, 2004, with store selling areas ranging from approximately 21,000 to 73,000 square feet.

Target Country

A total of 112 stores trading as Target Country were operating at July 25, 2004. These stores are located primarily in rural and regional communities, and offer a smaller range of Target merchandise, predominantly apparel and soft homewares such as manchester and tableware.

MYER & MEGAMART

Myer

Myer is Australia’s largest department store group (measured by sales and store numbers) operating in the states of Victoria, New South Wales (NSW), Queensland, South Australia, Tasmania, Western Australia and the Australian Capital Territory. In 2004, department stores in the state of New South Wales were re-badged from Grace Bros. to Myer with minimal customer concern. Myer operates full range department stores with selling areas ranging from around 130,000 square feet up to around 550,000 square feet in the Myer Melbourne (Victoria) flagship store.

Myer is positioned as a brand-focused, value driven department store, providing a range of well-known national, international and private brands and good service in a pleasurable store environment. Myer operated 61 stores as at July 25, 2004. This included the newest lock store, Myer Bondi, which re-opened after refurbishment in Sydney’s exclusive eastern suburbs in April 2004. The larger stores are situated in downtown locations, with other stores positioned mainly as anchor tenants in suburban shopping centers and in major regional towns.

In 2004, Myer expanded its merchandise offer with new national and international brands, refocused and rebalanced its private brands and introduced a more responsive buying program. Customer service was improved with a strong focus on service levels and selling skills. Strong marketing reflects the repositioning. The store environment is also improving, with more open layouts, clear aisle ways and strong visual merchandising.

Megamart

An electronics and furniture format, Megamart, was launched during 1999. At July 25, 2004, there were nine Megamart stores trading in Victoria, New South Wales (NSW), Queensland and Western Australia. The Megamart brand is being relaunched in 2005.

EMERGING BUSINESSES

Emerging Businesses is responsible for the direct selling (catalogue and e-commerce) businesses of Coles Online (predominantly groceries) and Harris Technology (computer retailing). In December 2002, Coles Online outsourced its fulfillment function to Australia Post, encompassing pick, pack and delivery services. Coles Online retains control of ranging, marketing and customer service. In June 2003, Coles Online acquired Australia’s largest online grocery retailer Shopfast. This acquisition is expected to enable Coles Online to leverage additional volume against Coles’ buying capacity and Australia Post’s fulfillment.

Harris Technology continues to expand its presence into the commercial markets it serves and opened branch offices in Perth and Adelaide, with additional stores opened in Sydney and Melbourne. In September 2003 Harris Technology acquired another reseller (Portable Computer Systems). This acquisition will assist in developing Harris’s push into the corporate and government markets as well as provide a strong platform for its development of services into the mix of business.

RETAIL SUPPORT

Coles Myer has made a strategic shift from being an active portfolio manager of decentralized, autonomous business units to a Company that shares proprietary skills through its brand concept, and shares support activities through the creation of the Retail Support infrastructure.

Retail Support provides support functions to the retail brands and senior management. The aim is to reduce costs, improve efficiencies and provide leverage to the CML Group through the coordination and integration of joint services. Retail Support also has a corporate function and develops policy across the Coles Myer Group.

The main departments within Retail Support are Accounting Services, Supply Chain, Treasury, Taxation, Retail Property, Human Resources, Corporate Affairs, Information Technology, Legal, Risk Management and Compliance.

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

At July 25, 2004, the Company had no secured liabilities, other than a controlled entity having pledged A$80.0 million of assets as security over obligations to a trade creditor. The Company’s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the “Negative Pledge”), and acceptance by investors of complementary Trust Deeds for public issues of bonds and notes.

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

At July 25, 2004, all foreign currency borrowings were hedged to cover exposure to adverse exchange rate movements. Coles Myer’s interest rate risk management strategy is to have approximately 60% of core debt hedged at fixed interest rates beyond 12 months in maturity. Core debt represents the Company’s long term, non-seasonal debt. See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for a description of the Company’s hedging activities.

Credit Card Operations

On October 23, 2003, the Company launched the Coles Myer SourceTM MasterCard, a general purpose credit card for use within all the Coles Myer businesses as well as externally wherever a MasterCard is accepted.

Existing Coles Myer store card holders have been sent an invitation to upgrade to the Coles Myer SourceTM MasterCard and choose either the MasterCard with a loyalty offering or a low interest, no fee, no loyalty MasterCard. Customers opting for the Coles Myer SourceTM MasterCard loyalty option receive 1 FlyBuysTM point for every A$1 spent on the Coles Myer SourceTM MasterCard regardless of whether the purchase is within a Coles Myer brand or not. This means that customers shopping within a participating Coles Myer brand, who present their FlyBuysTM card with their Coles Myer SourceTM MasterCard when paying for the purchase will receive up to 7 FlyBuysTM points for each A$5 of spend, one of the most attractive loyalty offerings in the market. New customers can sign up in any Myer, Target or Kmart store and shop on the same day, or they can apply via the Internet or by mail.

The launch of the Coles Myer SourceTM MasterCard has been successful. Coles Myer was awarded the 2004 MasterCard Asia Pacific Regional Award for Marketing Excellence. There are currently in excess of 500,000 cards issued.

GE Capital Finance Australasia Pty Ltd (“GE”), a subsidiary of General Electric Capital Corporation of the U.S., provides credit facilities to customers of various Coles Myer brands, and for other retailers. Under the contractual arrangements between Coles Myer and GE, GE has certain exclusive rights to provide credit facilities to customers of the CML Group and Coles Myer and GE conduct joint marketing programs to promote both the Coles Myer SourceTM MasterCard and Coles Myer CardTM.

PURCHASING AND SUPPLIERS

All Coles Myer businesses have embraced the concept of developing a partnership approach with their suppliers to ensure customers have access to the quality, range and value they demand. The businesses are focused on developing mutually beneficial relationships with suppliers. This approach has an objective that involves sharing plans and sales information, technologies and skills, and developing trust and cooperation with approximately 40,000 active suppliers.

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

No segment of the Company is substantially dependent on a single supplier or purchasing contract. Coles Myer purchases substantial lines of Australian-made goods, but supplements its ranges with imported goods. The Australian Government formerly imposed tariffs on a wide variety of imported goods, however, these tariffs have been progressively reduced and from 1995 only selected imported goods remain subject to import duty.

The Company hedges against adverse foreign currency movements for directly imported goods.

COMPETITION

Coles Myer’s supermarkets operate in a particularly competitive retail sector. Coles and Bi-Lo compete against the large national Woolworths supermarket chain (operating as “Safeway” in Victoria). Independent operators, regional chains, and convenience and specialty stores provide further competition. During 2001, the German-based international supermarket chain ALDI commenced operations in Australia by opening its first supermarket in New South Wales, and has since opened stores in Victoria, the Australian Capital Territory and Queensland.

Coles Myer Liquor Group through its brands, Liquorland, Vintage Cellars, Quaffers and Theo’s also competes nationally against the Woolworths chain, which operates nationwide and against independent retail chains, sole-traders and hotels that sell packaged liquor.

Coles Express competes against other retailers in the fuel and convenience industry including Mobil, BP, Caltex, Woolworths Petrol+ and 7-Eleven. From the perspective of a food and liquor promotional scheme using fuel, the primary competitor is Woolworths Petrol+ and Woolworths/Caltex co-branded service stations.

The Company has a strong position in Australia in the discount store market through Kmart and the Target and Target Country chains. These chains compete against other chains such as Woolworths’ Big W and Millers Retail for apparel, and against numerous operators of small chains or single specialty stores.

The department store Myer faces national competition from David Jones, Harvey Norman and Harris Scarfe, as well as a number of largely regional competitors. General competition is provided by specialty store operators and discount stores.

Competition between the Groups’ general merchandise and apparel Brands is minimized by clear and distinct strategic positioning of each Brand.

ADVERTISING AND PROMOTION

Coles Myer and its brands are amongst the largest advertisers in Australia and in 2004 appointed a new media agency, Universal McCann, to plan and buy television, radio, cinema, press, magazines and on-line media in all metropolitan and regional media markets.

Advertising expenditure in 2004 was A$431.7 million, which compares with A$383.8 million in 2003 reflecting new business initiatives, sales growth and increased competitive activity in major markets.

Each of the brands selects their own advertising agencies to develop the creative concept and a variety of different strategies and media are utilized to accommodate the range of marketing programs across the Company.

One of the main marketing initiatives for 2004 was the launch of a new business called Coles Express and the supermarket shopper discount fuel scheme. Customers can now obtain 4 cents per liter off the pump price of Shell petrol on an ongoing basis when a qualifying purchase over A$30 is made in either Coles, Bi-Lo or Liquorland.

Coles Supermarkets launched a suite of advertisements featuring a famous Australian actress Lisa McCune as an endorsement technique. She explains the “value” message, and also “fresh” fruit and vegetables, house brands and local product ranges to cater for different ethnic groups. The second stage of the campaign extended the “fresh” message into “retail-ready meat” and explains the direct link with the beef producer.

Bi-Lo’s “Why pay more” price oriented campaign continued this year with great success in managing to deliver to lower price perceptions for the Bi-Lo brand. The campaign was pitched at the budget conscious shopper to combat the entry of ALDI (discussed above).

The Coles Myer Liquor Group has been reviewing future marketing and advertising strategies.

Target was named Australian Brand Advertiser of the Year for the second year for innovative and creative work. In addition to new advertising for the “100% Happy” campaign, they also launched separate advertisements for merchandise categories within the business, including ladies underwear.

Kmart’s discount store campaign led with the proposition around price leadership “Cutting the cost of living”. In the second stage of the campaign this year it evolved to include the customer proposition “so you get more out of life”.

Officeworks launched a new advertising campaign called “The Works”. The brand relaunch resulted in harmonization of the advertising campaign, which now also translates to sub-brands and housebrand packaging, such as Techworks and Printworks.

In 2004, department stores in the state of New South Wales were re-badged from Grace Bros. to Myer with minimal customer concern.

In August 2004, Coles Myer launched electronic gift cards to both the consumer and corporate markets. The Coles Myer Gift Card was launched with the tagline “Thousands of stores, millions of gifts” and allows customers to choose not only the card design but also the amount they want to spend from A$5 to A$500. The new gift cards replaced older paper-based vouchers.

In 2004 the Company continued to centralize some key components of the advertising process to take advantage of economies of scale and new technology solutions. Coles Myer conducted Requests for Tender for Catalogue Paper Supply and Print Manufacture as well as Catalogue Distribution and continued implementation of a catalogue production capability called PMPOne.

Coles Myer Design Services, an on-site team of designers continued the development of the private label brand and packaging initiatives for Coles, Bi-Lo, Kmart and Officeworks as well as various corporate, staff and customer communications.

One of the main marketing initiatives for 2004 included the reshaping of the Coles Myer Loyalty Programs. In September 2003, the Company upgraded and improved its FlyBuysTM loyalty program. Launched in 1994 (and modified in 1998), FlyBuysTM has over 2.6 million active member households (average 2.2 cards per household) as at October 31, 2004 and is a source of behavioural and demographic customer information. To accompany this enhanced value proposition, the FlyBuys brand was refreshed with a new corporate identity.

In October 2003, the Company launched the Coles Myer SourceTM MasterCard in conjunction with GE Capital Australia. This program uses FlyBuysTM as its reward program and creates a strategic asset for use across the Company. This complements the existing private label credit card the Coles Myer Card program.

Analysis of the Coles Myer Card and FlyBuysTM customer attributes and other customer activity continues to provide opportunities for growth through better-targeted product and service delivery.

FlyBuysTM is a customer loyalty program. Membership of FlyBuysTM is free to customers, with members issued a card to present at point of sale when shopping. Each customer holds a discrete account and points are automatically credited to the account, based on eligible expenditure. When enough points have been accumulated, they can be exchanged for free air travel, Coles Myer shopping vouchers or other benefits. Points expire after three years.

FlyBuysTM is a joint venture between Coles Myer and National Australia Bank, and other major participating companies include Best Western Australia, Budget Rental Cars, Michael Hill Jewellers and Ezibuy.

Under the terms of a service agreement between Coles Myer and the FlyBuysTM partnership, Coles Myer (and other participants) pay the partnership for points allocated as a result of eligible purchases. The partnership uses this revenue to pay for the air travel and other awards. See also Item 7 B – RELATED PARTY TRANSACTIONS-Transactions with other related parties, for details of Coles Myer’s cost of participation.

The high penetration of the Company’s loyalty programs and credit cards also provides a source of information for customer relationship management initiatives and the targeting of customer communications across the group of brands.

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

The Company strives to understand consumers and their current and future needs and to identify appropriate opportunities to meet these needs in our stores. The research unit utilizes a wide variety of research methods to identify consumer needs including qualitative methods such as focus groups, accompanied shopping trips, ethnography, immersions, and quantitative studies such as brand, advertising and satisfaction tracking.

In keeping with our objective of being a customer-focused organization, in 2003 the Company commissioned an ongoing customer sentiment and brand positioning study that spanned the business units and their major competitors. Results from this study in 2004 showed an overall improvement in customer satisfaction.

TRADING HOURS

Coles Myer and other large retail chains are generally permitted to trade seven days a week in all state capitals except Perth, Western Australia.

Restrictions on Sunday trading affect the following number of stores in Perth:

Coles	55
Kmart	13
Target	10
Myer	4
Officeworks	6
Liquor Stores	Most of the 96 stores are affected

Stores located in Perth (central business districts and tourist areas) and other regional areas of Australia are permitted to engage in limited Sunday trading for seasonal events (summer, Christmas holiday period).

REGULATION

The Australian Government has a pro-market competition policy. Due to its size and that it operates in important markets like grocery and fuel, Coles Myer is subject to political and regulatory scrutiny. However, the current Government is not proposing legislative or policy changes that would materially or disproportionately impact Coles Myer.

The Australian federal political system, unlike the United States, does not have fixed election dates. Rather, the calling of an election is a matter of political judgment and timing, in accordance with the constitutional and legislative framework that governs the electoral timetables and processes.

The Australian Constitution requires periodic elections for both federal Houses of Parliament, with separate provision reflecting the different constitutional status of each House. The Commonwealth Electoral Act of 1918 provides the detail.

While the calling of an election is partly a matter of political judgment and timing, a constitutional and legislative framework governs the electoral timetables and processes.

A general election in Australia was held on October 9, 2004. The Australian Liberal Party in coalition with the National Party was re-elected. The term of the next (the 41st) Federal Parliament of Australia will expire exactly three years after its first sitting after the election. The following election for the House of Representatives must be held on a Saturday, not more than 68 days after the expiry of the parliament’s term.

Government Regulation

Due to its size and the markets in which it operates, including fuel, grocery and liquor, Coles Myer is subject to a range of laws and regulations in Australia and New Zealand.

Australian Regulation

As a listed public company, Coles Myer is subject to many business laws and regulations including, but not limited to:

•	the listing and disclosure rules of the Australian Stock Exchange;

•	the Australian Corporations Act 2001; and

•	Australian accounting and taxation laws and regulations.

Due to the nature of the Company’s retail businesses, the Company is required to operate in compliance with many Australian Federal, State, Territory and local laws and regulations including, but not limited to:

•	the Trade Practices Act 1974, including the areas of product liability, restrictive trade practices, unconscionable conduct, consumer protection, the Retail Industry Code of Conduct, and various State and Territory Fair Trading Acts;

•	the standards developed by Food Standards Australia New Zealand (FSANZ) and the Therapeutic Goods Administration;

•	the sale of alcohol and tobacco, the operation of hotels and gaming machines, both at the Federal and State level;

•	the enforcement of health and safety standards by State and local health authorities;

•	local planning laws covering zoning, environmental and building regulations;

•	State and local laws governing trading hours, as discussed in item 4. B.; and

•	legislative provisions relating to privacy matters such as restrictions in the use of personal data (for example, in the use of customer data for, and obtained in the context of, customer loyalty programs or in direct marketing activities).

As one of Australia’s largest employers, Coles Myer is subject to Federal and State laws and regulations covering, but not limited to:

•	employment practice standards for workers;

•	discrimination and equal opportunities in employment; and

•	workers’ compensation, workers’ compensation self-insurance and relevant Occupational Health and Safety regulations.

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

New Zealand Regulation

In New Zealand, the Company is subject to various legislative provisions relating, but not limited, to the sale of products, management of facilities, employment practices and health and safety of employees, privacy matters, and taxation of foreign earnings.

The New Zealand Commerce Act 1986 is the primary trade practice legislation in New Zealand and Coles Myer’s New Zealand operations are also subject to the taxation and accounting legislation in that country.

Changes to Business Taxation

The Company has implemented the tax consolidation legislation as of July 29, 2002 with no material impact on the consolidated financial statements. The primary impact of the new legislation for Coles Myer is that the Company now files a consolidated income tax return with the Australian Tax Office with respect to subsidiaries in the tax consolidated group, instead of filing separate income tax returns for all subsidiary companies. The transition to the tax consolidation legislation provided Australian companies with the opportunity to reset tax bases of assets and liabilities, however no material impacts were recorded. See also Note 5 to the consolidated financial statements included in Item 18.

Under tax consolidation rules, franking credits currently held within wholly owned Australian resident subsidiaries will be pooled and will be available to frank Coles Myer Ltd.’s dividends. All franking credits that arise after tax consolidation will belong to Coles Myer Ltd. and will be available to frank its dividends.

Changes have been made to the imputation system, and subject to certain conditions, Coles Myer Ltd is now able to determine the amount of franking credits that it will allocate to its dividends. Previously, dividends had to be franked to the maximum extent possible.

In practice, it is expected that Coles Myer Ltd. will continue to frank its dividends to the maximum extent possible.

See also Item 10 E. Taxation for further information on the dividend imputation system.

INSURANCE

All businesses in the Company are covered for material losses by insurance policies, including but not limited to workers’ compensation, marine transit (to cover directly imported merchandise whilst it is being transported), property, public and product liability. All insurances are in excess of self-insured retentions.

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

As part of the risk management program, insurance that is procured externally is sourced from a portfolio of providers, which is monitored based on a minimum A- Standard and Poors credit rating.

TRADEMARKS AND LICENSES

Trademarks

The Company is entitled, by virtue of a License Agreement with Kmart Corporation (“KMC”), to the exclusive right to use the “Kmart” name, service marks, and trade-marks in Australia and New Zealand. The license extends until 2018 with unlimited further renewals for five years at a time at the Company’s election. In consideration for the license, the Company pays an annual fee to KMC based on gross sales revenue per fiscal year, but not exceeding A$5 million for Australia and NZ$1 million for New Zealand. The two License Agreements with KMC (one with Kmart Australia Ltd and one with Kmart New Zealand) have been attached as Exhibits at Item 19.

The Company has no other relationship with Kmart Corporation, nor does it receive from, nor share with, Kmart Corporation any other services, strategies nor combined purchasing programs.

Coles Myer does not have any relationship or agreement with Target in the US. Coles Myer registered the trademark Target name and symbol in Australia in 1973.

Coles Myer has the right to exclusive use of all material trademarks and business names of its businesses referred to in this Annual Report in all its trading jurisdictions. Coles Myer is a licensee of the FlyBuysTM trademark. The licensor of FlyBuysTM is Loyalty Pacific Pty. Ltd. The Company holds a 50% share in Loyalty Pacific Pty. Ltd. and the National Australia Bank owns the remaining 50% shareholding.

Licenses

Liquor retailing and the operation of hotels in Australia are regulated by the respective State and Territory Governments. Strict licensing regimes operate in each state and territory, which require the CMLG brands (Liquorland, Vintage Cellars, Theo’s, Quaffers and Liquorland Hotels) to hold liquor licenses for each of their locations.

The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

C.	ORGANIZATIONAL STRUCTURE

The Coles Myer Group consists of Coles Myer and its subsidiaries, which conduct business in Australia and New Zealand. A complete list of subsidiaries and their details can be found at Note 33 to the consolidated financial statements. Of these subsidiaries, the following were significant subsidiaries of Coles Myer at July 25, 2004:

•	Coles Supermarkets Australia Pty. Ltd.

•	Kmart Australia Ltd.

•	Myer Stores Ltd.

All the significant subsidiaries are wholly owned and incorporated in Australia.

D.	PROPERTY, PLANT AND EQUIPMENT

At July 25, 2004, the Company operated a total of 2,559 stores in Australia and New Zealand, with total selling area of approximately 45.8 million square feet. Properties include locations in downtown shopping areas, regional and minor shopping centers, strip retail locations, and freestanding stores.

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

At July 25, 2004, the Company’s owned property portfolio was recorded at A$425.4 million (2003: A$414.1 million), held either directly, or indirectly through investments in property joint ventures. The largest assets in this portfolio are the Cairns Central shopping center and the flagship Myer store in Melbourne.

It is the Company’s policy to undertake revaluations of freehold and investment properties with sufficient regularity to ensure that the carrying amount of property does not differ materially from its fair value at balance date. This is in accordance with Australian Accounting Standards. The latest valuation, undertaken during 2004, resulted in a net decrease in the aggregate book value of properties and investments in property trusts by A$8.2 million. This decrement was primarily attributable to Myer Melbourne, which was revalued for annual reporting at July 25, 2004. See also Notes 1(i) and (j), and 11 to the consolidated financial statements included in Item 18.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report. Comparative amounts for 2003 and 2002 have been reclassified to ensure comparability with the current reporting period, and where significant this has been noted.

RETAIL TRADING ENVIRONMENT

2003/2004

Australia’s economy has enjoyed solid growth over the past year. Real GDP growth over the year to September 2004 was 3.0%, a solid rate, though down on the 4%+ annual growth recorded earlier in 2004.

While the rate of output growth has slowed, the unemployment rate which averaged 5.8% over 2004, has recently hit a generational low of 5.2%, inflation remains contained, and official interest rates have been steady at 5.25% since late 2003.

Australia’s economic growth through 2004 has been supported by the strong performance of the global economy, high levels of activity in Australia’s housing sector, strong growth in consumer spending, and a high rate of business investment.

Some of those economic supports are now starting to lose momentum. After a period of strong growth, investment in housing fell in the September quarter of 2004, and is likely to ease further, while growth in consumer and retail spending has also slowed.

Growth in retail turnover remains well above trend, at 5.9% over the year to September 2004 in real (inflation-adjusted) terms, though that is down from the record annual growth rate seen over the year to June 2004. Non-food retailing has performed particularly well, with growth in real non-food retail turnover of 8.5% over the year to September 2004, compared with 4.8% growth for real food retail turnover.

Looking forward, while the Reserve Bank expects solid economic growth to continue, it does note that strong gains in house prices have increased household wealth significantly, and that as wealth effects diminish in line with the easing in house prices since late 2003, households may become more restrained in their spending.1 The Australian Government Treasury also notes “in 2004-05 household consumption growth is forecast to remain robust, albeit easing from recent strong rates”.2 Key risks include household debt and oil prices.

Access Economics forecasts the rate of growth in real retail sales will continue to slow. The stalling of house price growth is now a clear negative for retail spending growth, as stalled housing prices are an impetus for some rebuilding of household savings, while overall demand conditions may be less buoyant in 2005-06 and 2006-07. Real retail turnover is projected to grow

[1]	Reserve Bank of Australia, Statement on Monetary Policy, November 2004, p. 26.

[2]	Australian Government Treasury, Pre-Election Economic and Fiscal Outlook 2004, September 2004, p. 2.

by a healthy 4.7% in 2004-05, but with that easing to 2.1% in 2005-06 and 0.9% in 2006-07 as demand drivers turn down and households focus on rebuilding savings.1

2003/2002

The Australian economy performed well during the 2003 financial year. However, the impact of a weak global economy and the drought in Australia over the first half of 2003 constrained overall growth.

The domestic economy was strong 2 as low interest rates supported strong consumer spending and a housing price boom over the last two years.3

Household consumption was a key driver of economic growth in 2002/03 supported by income growth, historically low interest rates and a solid increase in household wealth associated with rising house prices.4 Consumer sentiment in Australia increased steadily from the Iraq war lows in March 2003. In November 2003, consumer sentiment in Australia remained strong to be 18.5% higher than in March 2003, despite a rise in interest rates.5

In 2002/03 nominal retail sales for food and non-food were up 6.3% and 6.4% respectively. 6 Food retailing rose strongly, assisted by strong demand-side price pressures resulting from the drought in Australia. Non-food retailing also had a strong period.

Real retail turnover rose 4.6% in the year to June 2003, easing from the 5.3% recorded in the previous year 7, reflecting higher fuel prices and effects on consumer sentiment from factors such as the Bali bombing, Iraq and the SARS epidemic. However, the slowdown was mild reflecting good job growth, strong housing activity and the run down of savings by consumers.

The strength in the domestic economy was reflected in the Company’s result for 2003. Nominal retail sales continued to grow, with nominal sales growth of 5.3% in the Food & Liquor group (excluding exited businesses), and 7.2% across the traditional non-food brands.

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

[1]	Access Economics, Retail Forecasts, November 2004, p. 4-6

[2]	Reserve Bank of Australia (10 November 2003) ‘Statement on Monetary Policy’, p. 19.

[3]	BIS Shrapnel (September 2003) ‘Long Term Forecasts – Overview’, p. iii.

[4]	Treasury (Spring 2003) ‘Economic Roundup: 2002/03 in review: continued growth despite global weakness’.

[5]	Westpac-Melbourne Institute (November 2003) ‘Consumer Sentiment Index’.

[6]	Access Economics (August 2003) ‘Economic and Market Planning Guidelines’, p. 21.

[7]	Access Economics (August 2003) ‘Economic and Market Planning Guidelines’, p. ii. Real data has the effect of inflation removed.

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

Pensions and other post-retirement benefit plans

The CML Group contributes to both defined benefit and defined contribution plans for employees. Monthly paid professional and managerial employees are offered membership of Coles Myer Super Plan (CMSP) (a part of Mercer Super Trust). Store based service assistants and other employees whose employment conditions are determined by an award or agreement are offered membership of the industry fund Retail Employees Superannuation Trust (REST) or in another fund as specified by the relevant award or agreement.

The CML Group is obliged to ensure that contributions are made to the defined benefit plan at the rate assessed by an actuary, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deed. The obligation of the CML Group to make contributions to the fund at the actuarially determined rate is legally enforceable up to the date on which the CML Group gives notice to suspend or terminate contributions as provided in the agreement governing the plan. Under Australian GAAP, the CML Group expenses contributions to the defined benefit plan as they become due and payable and there is no present obligation with respect to future contributions. Accordingly, a liability is not recorded where there is a deficiency of fund assets over accrued benefits.

In respect of all other superannuation funds, the CML Group is obliged to contribute at fixed rates or amounts as set out in the relevant trust deeds, or in accordance with industrial awards, agreements and relevant legislation.

Employer contributions to this defined benefit fund during 2004 amounted to A$18.2 million (2003 A$13.3 million). Vested benefits are benefits, which are not conditional upon continued membership of the fund or any factor, other than resignation from the fund.

For U.S. reporting, the company has applied the principles of FASB Statement No. 87 Employers’ Accounting for Pensions (FAS 87). As a result, a reconciling item from Australian GAAP to U.S. GAAP is recorded at Note 31 (h).

The defined benefit pension plan pays benefits to employees at retirement using formulae based on participants’ years of service and compensation. The defined benefit plan has been closed to new members since 1996. All new employees since that date must become members of the defined contribution plans. At balance date the defined benefit plan had approximately 15,000 remaining members.

Contributions to the defined benefit plan are based on rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of the plan. The funding objectives are:

•	to target assets of 100% of total actuarial reserves; and

•	for assets to exceed total vested benefits by a margin sufficient to reduce the likelihood of assets falling below vested benefits to an acceptable level.

The contribution rate is formally reviewed every three years as part of the triennial actuarial investigation of the Plan. As a result of the last triennial investigation in July 2003, the actuary recommended the contribution rate increase to 9.5% of salaries, from 8.9%, in respect of all members.

This increase took effect from August 1, 2004. This movement is not expected to have any material impact on the Company’s liquidity. The net periodic pension cost has reduced income from operations over the 2004 fiscal year by A$15.7 million in respect of defined benefit members.

The assets of the defined benefit plan are invested in a variety of both domestic and international shares, securities, bonds and properties as determined by professional investment managers appointed by the trustees.

The asset allocation at the reporting date of the Plan, being June 30, 2004 is as follows:

	Actual	Benchmark
Australian Shares	35.6%	35.0%
Overseas Shares (hedged)	9.3%	11.0%
Overseas Shares (unhedged)	16.2%	16.0%
Property	8.4%	8.0%
Australian Fixed Interest	15.1%	15.0%
Overseas Fixed Interest	10.2%	10.0%
Cash	5.2%	5.0%

The “in-house” rule under Superannuation law in Australia restricts a Superannuation Plan from holding more than 5% in total assets of the sponsoring company’s shares. Accordingly, Plan assets include fully paid ordinary shares in CML of A$NIL million (2003 A$NIL million, 2002: A$1.9 million).

For the 2004 fiscal year expense, the expected return on assets used by the actuary is 6.5%, as opposed to the 7.0% used for the 2003 fiscal year expense. This change was due to a reduction in the expectation of future investment returns for each asset class during 2004. The impact of this change on the 2004 fiscal year expense was to increase the expense by A$2.2 million.

Recent experience between the expected and actual returns for assets backing defined benefits is as follows:

Period	Expected Return	Actual Return
2004 fiscal year	6.5%	15.3%
2003 fiscal year	7.0%	-0.3%

The Company does not smooth the effects of changes in actual returns. Only the actual market value of assets is used. The expected return assumption is based on the geometric average return of each sectors anticipated future return.

The defined benefit plan has an unrecognized pension gain of A$65.5 million at June 30, 2004. There was an unrecognized pension loss of A$2.1 million at the 2003 fiscal year end. The unrecognized gain at the reporting date has arisen due mainly to market trading conditions being significantly better than assumed in the 2003 fiscal year.

The plan determines its discount rate assumption by reference to the 10 year AA rated corporate bond rate in the Australian market. A deduction for income tax on Plan earnings at 15% has also been made. The assumed average future service of members expected to receive benefits is 7.4 years. Further disclosures on the retirement plans are included in Note 23 to the consolidated financial statements.

CONSOLIDATED RESULT

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Sales	32,266.8	27,016.6	25,688.7
Cost of goods sold	(24,059.5)	(19,618.6)	(19,419.9)

Gross profit	8,207.3	7,398.0	6,268.8

Other revenue from operating activities	27.1	17.7	650.6
Cumulative effect of change in accounting policy for supplier promotional rebates		(76.5)
Other revenue from non-operating activities	309.2	275.3	286.3
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	131.0	392.5	111.8
Net book value of property, plant and equipment, investments and businesses and controlled entities disposed	(146.5)	(416.8)	(123.9)
Borrowing costs	(71.1)	(86.9)	(102.9)
Advertising expenses	(431.7)	(383.8)	(323.0)
Selling and occupancy expenses	(5,801.7)	(5,327.5)	(5,159.2)
Administrative expenses	(1,357.4)	(1,183.2)	(1,126.3)

Profit from ordinary activities before income tax	866.2	608.8	482.2
Income tax expense	(258.1)	(187.7)	(137.2)

Net profit	608.1	421.1	345.0

2004 compared with 2003

Sales

Retail sales in 2004 increased 19.4% to A$32,266.8 million from A$27,016.6 million in 2003.

Sales increases were predominantly driven by increased volume. The Company continues to drive value for customers through reinvesting in price (ie. operating costs savings are used to maintain or decrease selling prices), underpinned by our ongoing efficiencies.

Major increases were recorded in the segments of Food, Liquor & Fuel (27.7%), Kmart and Officeworks (7.1%) and Target (7.7%) whilst Myer sales remained steady. Coles Express contributed A$3,176.9 million in sales to the Food, Liquor & Fuel segment. Excluding Coles Express, the Food and Liquor segment recorded a sales increase of 8.5%.

Gross Profit

Gross profit increased 10.9% for the year ended July 25, 2004. The Food, Liquor & Fuel segment achieved higher gross profit and reflects sales leverage relative to costs, reductions in shrinkage and waste, continued streamlining of costs and strong growth of the higher margin “house-branded” goods in the supermarkets.

Another area of improvement for the company in 2004 was in the Target segment. Target’s better management of product sourcing and promotional programs during 2004 combined with strong inventory control had a positive impact on gross profit. Myer also made significant progress against its rebuild program of combining a focus on enhancing the merchandise offer, with a strong customer focus and strategic marketing to drive higher quality sales and results. Kmart continued its rebuild through improving its product offer, competitive pricing and improved marketing.

Other revenue from operating activities

This revenue represents income and commissions generated by the hotels acquired by the Coles Myer Liquor Group. The A$9.4 million increase primarily results from a full year’s contribution from the late in the 2003 acquisition of Theo’s.

	2004 A$M	2003 A$M
Other revenue from non-operating activities	309.2	275.3

Material changes relate to:

Interest income increased from A$23.7 million to A$57.6 million due to the receipt of interest from the Coles Myer Employee Share Plan Trust of A$38.0 million (2003 A$3.7 million), comprising A$2.7 million received in the first half of the financial year, and A$35.3 million received in the second half of the financial year as a result of the restructuring of the Trust by its trustees. For U.S. GAAP reporting purposes this interest has been eliminated from net profit to correspond with the reclassification of the loan (the income relates to) to shareholders’ equity. Refer Note 31 (f) of the consolidated Financial Statements at Item 18.

Rental income decreased from A$30.8 million to A$25.9 million as a result of the disposal in 2003 of Sydney Central Plaza, a major retail property which contributed rental income to the CML Group.

Sale of property, plant and equipment, investments and businesses and controlled entities

	2004 A$M	2003 A$M
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	131.0	392.5

Net book value of property, plant and equipment, investments and businesses and controlled entities disposed	(146.5)	(416.8)

During 2004, the CML Group disposed of five Newmart supermarket stores and seven Sands and McDougall stationery stores for A$31.9 million. In 2003, the CML Group sold Sydney Central Plaza for A$372.8 million and additional proceeds of A$9.9 million were received during 2004.

Borrowing costs

Borrowing costs decreased from A$86.9 million in 2003 to A$71.1 million in 2004 as the Company benefited from reduced average net debt levels. This was partially offset by the average finance rate increasing from 6.4% in 2003 to 6.5% in 2004.

Advertising expenses

U.S. GAAP requires the advertising income (provided by suppliers to offset advertising costs) and expenses to be netted and disclosed as one item. This is expressly prohibited under Australian GAAP reporting and each item must be disclosed on a gross basis.

The reconciliation at Note 31 between Australian and U.S. GAAP is performed at the net income level, at which point there are no differences between the two regulations.

Advertising expenses predominantly relate to all production costs and fees relating to press, radio, television, and catalogue advertising of merchandise. The Company aims to maintain market share in all its trading businesses, whilst at the same time seeking out opportunities to centralize components of the advertising process where possible to take advantage of economies of scale and technological developments

Overall, advertising expenses have increased from 2002 to 2004 as sales have increased, competition in major markets has increased and the Company has undertaken new business initiatives such as the fuel offer and upgrading of the loyalty offer (enhanced FlyBuysTM and Coles Myer Source™ MasterCard). Refer to more detailed comments on page 23.

	2004 A$M	2003 A$M
Selling and occupancy expenses	(5,801.7)	(5,327.5)

Selling and occupancy expenses are necessarily incurred to operate the Company’s stores and other offices and sites. Management, with an aim to keep these costs down to remain competitive, monitors these costs very closely. Material changes relate to:

Total selling and occupancy costs increased by 8.9%. If Coles Express were excluded from the 2004 numbers the increase would be 5.3%. Major items that contributed to the movement were:

External rent and outgoings increased by 9.8% from A$1,204.7 million in 2003 to A$1,322.8 million in 2004. This is principally due to the addition of 598 Coles Express outlets and a net 29 new stores opened by the Company in 2004.

Salaries, wages, payroll tax, superannuation and other selling staff costs increased 9.2% from A$3,215.5 million in 2003 to A$3,510.7 million in 2004. Wages and salary rates increased and an additional 13,694 staff were employed during the year. The majority of staff were in the Food, Liquor & Fuel segment. This is principally due to the addition of 598 Coles Express outlets and a net 29 new stores opened by the Company in 2004.

This line item includes depreciation of plant and equipment in stores, which has increased by 5.0% from 2003 to 2004.

	2004 A$M	2003 A$M
Administrative expenses	(1,357.4)	(1,183.2)

Total administrative expenses increased by 14.7%. If Coles Express were excluded from the 2004 numbers the increase would be 11.5%. Material changes relate to:

Costs of administrative staff (salaries, wages, payroll tax, superannuation and other) increased by 11.4% from A$687.8 million in 2003 to A$766.5 million in 2004. Of the additional 13,694 staff employed during the year, approximately 1,000 were in the Property and Unallocated segment, which includes head office employees.

Travel, general and other administrative expenses increased by 21.2% from A$293.7 million in 2003 to A$355.9 million in 2004. Included in 2004 are the costs of relocating the Coles Myer Liquor Group head office from Sydney to Melbourne, and the Mt Druitt restructure costs, being costs of closing CML Group stores in the Mt Druitt (NSW) shopping centre.

Legal, consultants and audit fees increased by 55.4% from A$59.4 million in 2003 to A$92.3 million in 2004. This is primarily attributable to transformational activity, in particular Information Technology.

This line item includes depreciation of plant and equipment located in offices, which has remained steady from 2003 to 2004.

Income tax expense

The effective tax rate for 2004 was 29.8% (2003: 30.8%). The differences from the statutory rate of 30% are explained in Note 5 to the consolidated financial statements included at Item 18.

Net profit

The Company’s Australian GAAP net profit increased from A$421.1 million in 2003 to A$608.1 million in 2004 (44.4% increase). Areas within the Company that primarily contributed to this improvement were the Food, Liquor & Fuel segment, Kmart and Officeworks and Target.

The Company’s U.S. GAAP net profit (before policy changes) increased from A$390.9 million in 2003 to A$475.4million in 2004. The difference between the 2004 Australian GAAP net profit and U.S. GAAP net profit is detailed in Note 31 to the consolidated financial statements included at Item 18.

Dividend

A fully franked final dividend of A$0.15 per share was declared on all fully paid ordinary shares registered at October 15, 2004, and paid on November 8, 2004. The final dividend, combined with the interim dividend of A$0.14 per share, represented an annual dividend of A$0.29 per share. This represents an increase of A$0.03 per share over the 2003 annual dividend.

2003 compared with 2002

Sales

Sales for 2003 were up 5.2% over 2002. These were predominantly driven by increased volume rather than increased selling prices across the group. The Company has maintained an initiative that any savings in operating costs will largely be passed back to the customer through lower prices.

The major areas of improvement for the Company were in the segments of Kmart and Officeworks and Target. These sales increased 11.9% and 9.3% from the prior year. Both Kmart and Target had heavily promoted toy sales during the year, which contributed to the improved result.

Gross Profit

Gross profit increased 18.0% for the year ended July 27, 2003. The Food and Liquor segment achieved higher margins as a result of reductions in shrinkage and waste, reduced product cost and strong growth of the higher margin “house-branded” goods in the supermarkets.

Another area of improvement for the Company in 2003 was in the Target segment. Target was able to improve their stock-turn from 3.8 times in 2002 to 4.3 times in 2003. This higher flow and faster movement of inventory had a positive impact on gross profit.

In 2003, the Company revised its policy of accounting for supplier promotional rebates. Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result from 2003, rebates previously recorded as other revenue from operating activities, are now disclosed as a reduction in cost of goods sold.

	2003 A$M	2002 A$M
Other revenue from operating activities	17.7	650.6

Other revenue from operating activities predominantly included income from the hotels owned by the Coles Myer Liquor Group business, and other small items in 2003. In 2002 supplier promotional rebates were included. Refer below for further details on supplier promotional rebates.

Cumulative effect of change in accounting policy for supplier promotional rebates

Rebates that were previously recorded as other revenue from operating activities were recorded in 2003 as a reduction in inventory deferring the recognition of the income to when the inventory is sold, at which time it is recorded as a reduction in cost of goods sold. The impact of this adjustment was a reduction to profit before interest and tax by A$79.3 million in 2003. The impact on adoption of the change at July 29, 2002 was A$76.5 million.

Sale of property, plant and equipment, investments and businesses and controlled entities

	2003 A$M	2002 A$M
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	392.5	111.8

Net book value of property, plant and equipment, investments and businesses and controlled entities disposed	(416.8)	(123.9)

The sale of Sydney Central Plaza Shopping Center (SCP) was finalized during March 2003. Proceeds in relation to this sale were A$372.8 million. For Australian GAAP, the property was sold and removed from the Company’s balance sheet, with a A$5.5 million profit booked.

The Company had previously revalued the property in accordance with Australian GAAP. Each revaluation adjustment was included as a reconciling item in the U.S. GAAP “Revaluation of property” as assets are not permitted to be revalued under U.S. GAAP. The profit on sale according to U.S. GAAP was A$100.4 million.

Under U.S. GAAP, the property was considered to be a sale and leaseback. Accordingly, for U.S. reporting, the A$100.4 million profit on sale has been deferred and amortized over the life of the lease in accordance with FASB Statement No. 98 “Accounting for Leases” (FAS 98). This amount was included in Note 31 (d) – “Gains on sale of properties which have been leased back”.

The Company disposed of other plant and equipment during 2003, primarily due to store refurbishments and closures. This realized a net loss of A$31.2 million compared with a net loss of A$27.0 million in 2002.

Borrowing costs

Borrowing costs decreased from A$102.9 million in 2002 to A$86.9 million in 2003, with the Company benefiting from reduced debt levels and lower interest rates. This was partially offset by the average finance rate, which increased to 6.4% in 2003 from 6.2% in 2002.

Advertising expenses

U.S. GAAP requires the advertising income and expenses to be netted and disclosed as one item. This is expressly prohibited under Australian GAAP reporting and each item must be disclosed on a gross basis.

The reconciliation at Note 31 between Australian and U.S. GAAP is performed at the net income level, at which point there are no differences between the two regulations.

These expenses predominantly relate to all production costs and fees relating to press, radio, television, and catalogue advertising of merchandise. The increase from 2002 is in line with the company’s aim of maintaining market share in all its trading businesses in an increasingly competitive environment. Other factors contributing to the increase are sales increases and new business initiatives.

	2003 A$M	2002 A$M
Selling and occupancy expenses	(5,327.5)	(5,159.2)

Selling and occupancy expenses are necessarily incurred to operate the Company’s stores and other offices and sites. Management, with an aim to keep these costs down to remain competitive, monitors these costs very closely. Total selling and occupancy expenses increased by 3.3%.

Salaries, wages, payroll tax, superannuation and other selling staff costs increased 2.4% from A$3,139.5 million in 2002 to A$3,215.5 million in 2003. This is principally due to wages and salaries increases and a net increase of 151 additional stores operated by the company in 2003.

	2003 A$M	2002 A$M
Administrative expenses	(1,183.2)	(1,126.3)

Total administrative expenses increased by 5.1% in 2003. Material changes relate to:

Salaries, wages, payroll tax, superannuation and other administrative staff costs increased by 8.7% from A$632.8 million in 2002 to A$687.8 million in 2003. An additional 294 staff were employed within the property and unallocated segment, which includes head office employees. Additional staff in conjunction with wages and salary increases is the primary reason for the increase.

Workers’ compensation increased from A$64.6 million in 2002 to A$101.2 million in 2003. The company self-insures for workers’ compensation. The Company commenced self-insuring in NSW in February 2002. Workers’ Compensation laws are designed to ensure that employees who are injured or disabled on the job are provided with fixed monetary awards, eliminating the need for litigation. These laws also provide benefits for dependents of those workers who are killed because of work-related accidents or illnesses. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The company has undertaken an intensive, internal “Safety Right Now” initiative, in an attempt to improve employee safety and reduce these expenses.

Offsetting the above was a decrease in general administrative expenses such as depreciation of office plant and equipment.

Income tax expense

The effective tax rate for 2003 was 30.8% (2002: 28.5%). The differences from the statutory rate of 30% are explained in Note 5 to the consolidated financial statements included at Item 18.

Net profit

The Company’s Australian GAAP net profit increased 22.1% from A$345.0 million in 2002 to A$421.1 million in 2003. Areas within the Company that contributed to this improvement were:

•	Myer segment returned a profit in 2003 after two consecutive years of losses. This improvement was mainly due to operational savings and margin improvement, as sales were consistent with 2002.

•	Food and Liquor segment earnings grew faster than their sales – partly due to the expansion of the higher margin “house brands” products and improvement in cost of goods

•	Target’s result was up 73.9% from 2002. Closing non-performing stores during 2003, improving the merchandise mix and management of promotional programs achieved this result.

The Company’s U.S. GAAP net profit increased from A$310.7 million in 2002 to A$390.9 million in 2003. The difference between the 2003 Australian GAAP net profit and U.S. GAAP net profit is detailed in Note 31 to the consolidated financial statements included at Item 18.

There were three accounting policy related changes that impacted the 2003 result:

Supplier promotional rebates

As a result of the change in accounting policy for supplier promotional rebates, other revenues from operating activities fell from A$650.6 million in 2002 to A$17.7 million in 2003. Rebates that were previously recorded as other revenue from operating activities have now been recorded as a reduction in inventory deferring the recognition of the income to when the inventory is sold, at which time it is recorded as a reduction in cost of goods sold. The impact of this adjustment was a reduction to profit before interest and tax by A$79.3 million in 2003. The impact on adoption of the change at July 29, 2002 was A$76.5 million.

Logistics expenses

Consistent with other logistics expenses, logistics administration expenses were capitalized into inventory in 2003, deferring the expense to when the inventory is sold. Previously, these costs were expensed as incurred. The impact of this adjustment was an increase to profit before interest and tax by A$5.0 million in 2003.

Amortization of liquor licenses

Liquor licenses are now considered to have an indefinite life, and as a consequence no amortization was charged in 2003. Previously, liquor licenses had been amortized over 20 years. The impact of this adjustment was an increase to profit before interest and tax by A$10.3 million in 2003. The effect of the change on Earnings Per Share was less than one cent.

Dividends

A fully franked final dividend of A$0.125 per share was declared on all fully paid ordinary shares registered as at October 17, 2003, and paid on November 10, 2003. The final dividend, combined with the interim dividend of A$0.135 per share, represented an annual dividend of A$0.26 per share. This represented an increase of A$0.005 per share over the 2002 annual dividend.

RETAIL RESULT

Food, Liquor & Fuel Group

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	21,146.3	16,557.6	27.7%
Segment result[1] (A$M)	674.5	562.0	20.0%
Stores	1,924	1,305	619
Selling area[2] (M.sq.ft)	16.695	16.235	2.8%

1.	Profit from ordinary activities before income tax and interest

2.	Excludes Coles Express locations

At July 25, 2004, the Food, Liquor & Fuel operations comprised Supermarkets (Coles and Bi-Lo), the Coles Myer Liquor Group (including Liquorland, Quaffers, Vintage Cellars, ALG, Theo’s and Liquorland Direct) and Coles Express which collectively accounted for 65.5% of the Company’s total sales in 2004 (2003: 61.3%). The 2003 numbers have been restated to include Liquorland Direct, which was previously included in Emerging Businesses.

Retail sales for this group increased by 27.7% to A$21,146.3 million (2003: A$16,557.6 million). After adjusting for sales relating to Coles Express (business commenced operations in 2004), sales increased from A$16,557.6 million to A$17,969.4 million, an increase of A$1,411.8 million, or 8.5%.

The segment result (profit before interest and tax) increased by 20.0% to A$674.5 million (2003: A$562.0 million). After adjusting for the Coles Myer Liquor Group head office relocation costs of A$14.6 million in 2004 and the Mt Druitt restructure costs of A$5.0 million in 2004, and accounting policy changes of A$34.0 million and losses from exited businesses of A$2.5 million in 2003, the segment result would have been A$694.1 million in 2004 and A$598.5 million in 2003, representing a 16.0% increase. After further adjusting for the profit of Coles Express of A$20.1 million, the result of the Food and Liquor operations would have increased by A$75.5 million or 12.6% to A$674.0 million.

Sales momentum in the Food and Liquor group increased over the year, with fourth quarter Food and Liquor growth of 9.4%. This is a reflection of the new fuel and fresh food offers. New fresh produce departments with their “market” look are now a feature in the majority of Coles stores, supported by better product quality. Fresh food improvements have also benefited customer traffic, assisting sales growth across the store. Fuel discounts are a key part of the Group’s loyalty program and are being used in different and innovative ways to delight customers. This recently included the ‘FlyBuys for fuel’ offer, where Coles Myer Source MasterCard holders could redeem FlyBuys points for Coles Express fuel.

The increase in the Food and Liquor result reflects sales leverage relative to costs, reduced shrinkage and waste, and continued streamlining of costs. The margin increases occurred despite the short-term impact of double loyalty costs incurred in the second half—both shareholder discount and fuel discount.

The Liquorland head office was relocated from Sydney to Melbourne ahead of schedule in August 2004, which will enable our Food and Liquor teams to work more closely on innovative ways to delight the customer and to benefit from cross-brand career development opportunities.

The store expansion program continued during the year, with 29 new supermarkets and 21 new liquor outlets.

Coles Express was launched in Victoria in July 2003, with the progressive national roll-out completed by March 2004. The total network of 598 sites provides the Group with leadership in both the fuel and convenience retailing channels, leveraging off its quality Shell fuel offer, prime locations and well established convenience stores.

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	16,557.6	15,909.7	4.1%
Segment result[1] (A$M)	562.0	541.6	3.8%
Stores	1,305	1,179	126
Selling area (M.sq.ft)	16.235	15.244	6.5%

1.	Profit from ordinary activities before income tax and interest

At July 27, 2003, the Food and Liquor operations comprised Supermarkets (Coles and Bi-Lo), and the Coles Myer Liquor Group (including Liquorland, Quaffers, Vintage Cellars, ALG, and Theo’s) which collectively accounted for 61.3% of the Company’s total sales in 2003 (2002: 61.9%). The 2003 and 2002 numbers have been restated to include Liquorland Direct, which was previously included in Emerging Businesses.

Retail sales for this group (including intersegment sales of A$0.9 million in 2002) increased by 4.1% to A$16,557.6 million (2002: A$15,909.7 million). After adjusting for sales relating to Red Rooster (business exited in May 2002), sales increased by 5.3% from A$15,728.4 million to A$16,557.6 million.

The segment result (profit before interest and tax) increased by 3.8% to A$562.0 million (2002: A$541.6 million). After adjusting for accounting policy changes of A$34.0 million in 2003 relating to liquor licenses, rebates and logistics, and losses from exited business of A$2.5 million in 2003 and A$11.3 million in 2002, the segment result would have been A$598.5 million for 2003 and A$552.9 million in 2002, representing an increase of A$45.6 million, or 8.2%.

While sales were impacted by our major competitor’s intensified fuel discounts during 2003, sales growth momentum increased in the fourth quarter. This reflected the early impacts of customer initiatives in price perception, fresh produce and house brands, most of which are yet to be fully implemented.

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

Kmart and Officeworks

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	4,681.0	4,369.5	7.1%
Segment result[1] (A$M)	151.0	103.8	45.5%
Stores	303	298	5
Selling area (M.sq.ft)	11.674	11.470	1.8%

1.	Profit from ordinary activities before income tax and interest

At July 25, 2004, Kmart and Officeworks included Kmart, Kmart Garden Super Centers, Kmart Tyre and Auto, Tyremaster, Officeworks, Officeworks Direct and Viking.

Sales for this group, including inter-segment sales of A$1.1 million in 2004 and A$0.9 million in 2003, increased by 7.1% to A$4,681.0 million (2003: A$4,369.5 million).

Increased sales have been achieved at the same time as some improvements in gross margins. This combined with the ability to contain costs has led to the improved segment result.

The segment result increased by 45.5% to A$151.0 million (2003: A$103.8 million). Included in these results is a credit of A$15.4 million relating to a re-measurement of the Kmart New Zealand onerous lease provision, which has resulted from improved trading conditions in New Zealand. After adjusting for the impact of this re-measurement, the segment result would have been A$135.6 million.

As detailed below, after adjusting for the impact of accounting policy changes and the re-measurement of the Kmart New Zealand onerous lease provision, the 2003 segment result would have been A$103.6 million.

Taking these adjustments into account, the segment result would have increased by A$32.0 million, or 30.9%.

The improved result is evidence that customers have responded to Kmart’s product offer, competitive prices and improved marketing in both general merchandise and apparel. Highlights in general merchandise were new ranges in the home offer and sustained growth in toys, leisure and entertainment. In apparel, new brands included Hilary Duff and Sista, and house brands including Girl Xpress, Now and Solutions were solid performers.

The success of the Easter, Stocktake and Mother’s Day Sales, along with our Mega Electrical and Toy Sales also contributed to the improved results.

Kmart opened five new stores during the year, bringing the network to 175 stores. The store refurbishment plan continued with lower fixtures and wider aisles, improving the shopping experience for customers and making it easier for them to move through the store.

Officeworks delivered another good performance. The result reflects good sales growth, improved merchandise mix and ongoing business efficiencies. A new focus on house-brands was also initiated, resulting in new packaging and clearer price points. Officeworks opened nine new stores in the year, increasing the network to 78. Another 20 stores were updated with major refurbishments. Twelve new in-store technology centers were opened, bringing the total to 22, while the rollout of the digital printing program is nearing completion with 66 stores now offering the service.

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	4,369.5	3,904.4	11.9%
Segment result[1] (A$M)	103.8	62.4	66.3%
Stores	298	272	26
Selling area (M.sq.ft)	11.470	10.687	7.3%

1.	Profit from ordinary activities before income tax and interest

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

The segment result increased by 66.3% to A$103.8 million (2002: A$62.4 million). After adjusting for accounting policy changes of $12.6 million in 2003 relating to rebates and logistics, the segment result would have been A$116.4 million for 2003, representing an increase of A$54.0 million, or 86.5%. Included in these results is a credit of A$12.8 million relating to a re-measurement of the Kmart New Zealand onerous lease provision, which has resulted from improved trading conditions in New Zealand. After further adjusting for the impact of this re-measurement, the segment result would have been A$103.6 million.

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

The Officeworks network continued to expand, with 10 stores opened during the year.

Myer & Megamart

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	3,322.4	3,239.9	2.5%
Segment result[1] (A$M)	42.8	5.0	756.0%
Stores	70	72	(2)
Selling area (M.sq.ft)	8.634	8.618	0.2%

1.	Profit from ordinary activities before income tax and interest

Sales for this group increased by 2.5% to A$3,322.4 million (2003: A$3,239.9 million).

The segment result increased by A$37.8 million to A$42.8 million (2003: A$5.0 million). After adjusting for restructuring costs for the Mt. Druitt centre of A$14.2 million in 2004, the segment result would have been A$57.0 million for 2004.

As detailed below, after adjusting for the impact of accounting policy changes the 2003 segment result would have been A$20.3 million.

Taking these adjustments into account, the segment result would have increased by A$36.7 million.

The combination of ongoing enhancements to our merchandise offer, strong customer focus and our strategic marketing program has driven the improved result. Increased margins reflect improved inventory management and well-managed markdown control. Strong performing categories included women’s, men’s, cosmetics, soft home, accessories and footwear.

Strategic management of our store portfolio during the year also contributed to the result. Store upgrades were completed at Chatswood, Highpoint, Perth and Parramatta, along with the re-opening of the newly refurbished Bondi store in April 2004. Three under-performing stores were closed during the year in Bathurst, Bairnsdale and Mt Druitt.

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	3,239.9	3,243.2	(0.1)%
Segment result[1] (A$M)	5.0	(26.5)
Stores	72	72
Selling area (M.sq.ft)	8.618	8.474	1.7%

1.	Profit from ordinary activities before income tax and interest

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

Target

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	2,851.8	2,646.9	7.7%
Segment result[1] (A$M)	149.7	89.9	66.5%
Stores	253	254	(1)
Selling area (M.sq.ft)	8.782	8.633	1.7%

1.	Profit from ordinary activities before income tax and interest

Sales increased by 7.7% to A$2,851.8 million (2003: A$2,646.9 million). Gross margins have increased slightly and costs have not grown as quickly as sales. These factors have driven the improvement in the segment result. The segment result increased by 66.5% to A$149.7 million (2003: A$89.9 million).

As detailed below, after adjusting for the impact of accounting policy changes the 2003 segment result would have been A$92.0 million.

Taking these adjustments into account, the segment result would have increased by A$57.7 million.

Target has continued to successfully deliver on its strategy of on-trend, affordable and high quality ranges, combined with excellent store execution and rapid sell-through within each season. The result reflects good management of product sourcing and promotional programs, combined with strong inventory control.

Target is leading the Group in increasing the direct sourcing of imported goods, which delivers greater cost efficiencies and faster access to new and differentiated products. Target has also benefited from a strong Australian dollar through this process, which has contributed to stronger gross margins.

Successful seasonal events have contributed to the result, along with key promotions such as the Massive Home, Stocktake and Toy Sales. Customers have responded well to new private label ranges and product licences in apparel and homewares.

Target opened five stores during the year, replaced four and closed six, as part of the ongoing strategy of opening stores in key growth areas, closing non-performing stores and increasing store sizes where appropriate.

2003 compared with 2002

	2003	2002	Change
Sales (A$M)	2,646.9	2,422.4	9.3%
Segment result[1] (A$M)	89.9	51.7	73.9%
Stores	254	259	(5)
Selling area (M.sq.ft)	8.633	8.561	0.8%

1.	Profit from ordinary activities before income tax and interest

Sales increased by 9.3% to A$2,646.9 million (2002: A$2,422.4 million).

The segment result increased by 73.9% to A$89.9 million (2002: A$51.7 million). After adjusting for accounting policy changes of A$2.1 million in 2003 relating to rebates and logistics, the segment result would have been A$92.0 million for 2003, representing an increase of A$40.3 million, or 77.9%.

Target has delivered on its strategy of on-trend, affordable, high quality ranges and executing rapid sell-through within each season. Customers have responded very well to our exciting and fashionable offer, reflecting our speed to market with new merchandising trends, improved in-store execution and a more customer friendly shopping environment.

The improved result in 2003 also reflects better management of product cost and promotional programs, combined with strong inventory control.

Emerging Businesses

2004 compared with 2003

	2004	2003	Change
Retail sales (A$M)	290.6	235.1	23.6%
Segment result[1] (A$M)	(19.2)	(9.7)	97.9%
Stores	9	9
Selling area (M.sq.ft)	0.04	0.03

1.	Profit from ordinary activities before income tax and interest

This segment includes the businesses of Coles Online and Harris Technology. During 2004, management reporting was restructured resulting in Liquorland Direct being reported in Food, Liquor & Fuel, having previously been reported in Emerging Businesses.

Sales increased from A$235.1 million in 2003 to A$290.6 million in 2004 (including intersegment sales of A$24.2 million in 2004 and A$31.5 million in 2003) an increase of 23.6%.

The segment result has deteriorated to a loss of A$19.2 million (2003: A$9.7 million loss). Included in the loss was a A$5.7 million write-down of Shopfast goodwill.

2003 compared with 2002

	2003	2002	Change
Retail sales (A$M)	235.1	235.7	(0.2%)
Segment result[1] (A$M)	(9.7)	(13.9)	30.2%
Stores	9	5	4
Selling area (M.sq.ft)	0.03	0.02

1.	Profit from ordinary activities before income tax and interest

The 2003 and 2002 numbers have been restated to exclude Liquorland Direct, which is now included in Food, Liquor & Fuel. The 2002 numbers have been restated to exclude Officeworks Direct, which is now included in Kmart and Officeworks. Myer Direct was sold on November 27, 2001 with settlement effective at the end of January 2002.

Sales decreased from A$235.7 million in 2002 to A$235.1 million in 2003 (including intersegment sales of A$31.5 million in 2003 and A$25.0 million in 2002), a decrease of A$0.6 million, or 0.2%. After adjusting for sales relating to Myer Direct (business exited in January 2002), sales increased from A$196.1 million to A$235.1 million.

The segment result has improved by 30.2% to a loss of A$9.7 million (2002: A$13.9 million loss). After adjusting for the exited business the segment result would have been a A$12.8 million loss for 2002. After adjusting for the exited business the 2003 segment result represented an improvement of A$3.1 million.

Harris Technology continued to increase its market share in the PC reseller market and opened four new business centers. Coles Online benefited from strengthened marketing activity following an agreement to out-source pick, pack and delivery services from Australia Post.

Property and Unallocated

2004 compared with 2003

Property and Unallocated includes income derived from the Company’s property portfolio, and unallocated corporate costs that are not directly attributable to the retail brands.

Contributing to the results of the property division is primarily rental income from the Company’s property portfolio and any gains/losses arising from property disposals. Unallocated corporate costs primarily relate to head office costs, such as services provided by the executive team, secretarial, group accounting, taxation and treasury. The result does not include any direct retail expenses, which are charged by Retail Support Services to the retail brands by way of Service Level Agreements.

Property and Unallocated segment loss increased by 50.8% from A$79.0 million in 2003 to A$119.1 million in 2004. Included in this loss were net supply chain transformation costs of A$47.8 million and additional proceeds of A$9.9 million relating to Sydney Central Plaza.

Gains from property disposals increased by A$3.0 million to A$9.9 million (A$6.9 million was recorded in 2003). Property operating earnings fell from A$27.6 million in 2003 to A$13.9 million in 2004 as a result of the sale of Sydney Central Plaza in 2003. The book value of the property portfolio at year-end was A$425.4 million (2003 A$414.1 million).

2003 compared with 2002

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

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow information

	2004 A$M	2003 A$M
Net cash inflow from operating activities	1,338.3	1,178.4
Net cash outflow from investing activities	(710.5)	(437.2)

Free cash flow	627.8	741.2
Net cash outflow from financing activities	(680.6)	(712.5)

Net (decrease)/increase in cash held	(52.8)	28.7

Net cash provided from operating activities

Net cash inflow from operating activities increased by A$159.9 million, reflecting the improvement in the segment results.

Net cash used in investing activities

Net cash outflow from investing activities of A$710.5 million includes A$704.1 million (2003: A$625.2 million) of capital expenditure on property, plant and equipment, and A$192.0 million (2003: A$241.7 million) on business acquisitions, predominantly related to the acquisition of Coles Express outlets in 2004. Disposal of assets realized A$122.0 million in 2004 compared with A$417.5 million in 2003. Proceeds in 2004 are mainly attributable to the sale of Newmart and Sands and McDougall, as well as numerous other retail outlets. Proceeds in 2003 are primarily attributable to the sale of Sydney Central Plaza, a significant freehold property, for A$372.8 million (net of transaction and sale-related costs of A$17.2 million).

Net cash used in financing activities

Net cash outflow from financing activities of A$680.6 million, (2003: A$712.5 million) comprise A$307.8 million (2003: A$287.6 million) in cash payments for dividends, the net reduction in interest bearing debt of A$409.9 million (2003: A$424.9 million) and proceeds from the exercise of options of A$37.1 million (2003: A$NIL).

Apart from Australian corporate law, which requires dividends to be declared from retained earnings, there are no legal or economic restrictions on the ability of subsidiaries within the Group to transfer funds to the Company in the form of cash dividends, loans or advances.

Capitalization

	2004 A$M	2003 A$M
Cash	849.0	905.5
Short-term deposits	234.4

Cash	1,083.4	905.5

Bank overdraft	7.1	10.8
Other loans	254.4

Short-term debt	261.5	10.8

Foreign currency loans		7.5
Foreign currency bonds and notes	320.6	452.4
Bonds and notes under domestic and international facilities	330.0	600.0
Net value of currency swaps hedging foreign currency borrowings	62.8	83.4

Long-term debt	713.4	1,143.3

Shareholders’ equity	4,097.6	3,799.2

Total Capitalization*	5,072.5	4,953.3

*	Total capitalization consists of short-term debt, long-term debt and shareholders’ equity.

The Company is of the opinion that its working capital will be sufficient for the next 12 months given the current trading expectations.

Net debt

Total long-term debt was A$713.4 million at July 25, 2004, compared with A$1,143.3 million at July 27, 2003. The reduction represents borrowings that matured in 2004. The weighted average debt duration at July 25, 2004, was 1.1 years (2003: 1.6 years). For a summary of the maturity profile of long-term liabilities, refer to Note 18 of the consolidated financial statements.

At July 25, 2004, the Company had a net cash (total cash less debt) position of A$108.5 million (2003: net debt (total debt less cash) position of A$248.6 million). This reflects the strong cash flows during the year. The gearing ratio of net debt to total capital (being net debt to net debt and equity) at July 25, 2004, was (2.7)% compared to 6.2% at July 27, 2003. The improvement is primarily due to the strong net cash position at the 2004 year end. Net borrowing costs decreased from A$63.2 million to A$13.5 million. The average finance rate increased from 6.4% at July 27, 2003, to 6.5% at July 25, 2004.

Sources of liquidity

Coles Myer Finance Limited (“CMFL”) operates a number of different borrowing programs. These consist of:

•	An A$3,000.0 million Debt Issuance Program with Medium Term Notes on issue equivalent to A$320.6 million outstanding at year-end. The instruments defining the rights of the security holders (the Deed of Covenant and Deed of Guarantee) are included as Exhibits to this Form 20-F. An annual update of the program is required.

•	An unlimited Domestic Commercial Paper program established in October 2000 with A$0.0 million outstanding at year-end.

•	A US$500.0 million Euro Commercial Paper Program, with US$0.0 million outstanding at year-end.

In addition, the following program is dormant but due to outstanding borrowings cannot be cancelled:

•	A$1,000.0 million Domestic Medium Term Note Program with issues of A$350.0 million outstanding at year-end and due to mature in July 2005.

The following programs have recently been terminated:

•	US$500.0 million Euro-Medium Term Note Program cancelled effective September 15, 2004.

•	US$1 billion US Medium Term Note Program for Coles Myer Finance (USA) Limited, cancelled effective August 6, 2004.

Coles Myer has relationships with seven major domestic and international banks, which at July 25, 2004 provided A$530.0 million of committed undrawn standby facilities. In addition, the Company has a range of relationships with other major banks and investment banks, which provide it with transactional and advisory services.

Coles Myer undertakes borrowings denominated in foreign currencies and imports both merchandise for re-sale and non-merchandise and capital equipment for use in its operations, which may also be priced in foreign currencies. The risks of variation in the rates of exchange for these currencies are managed by compliance with a Board-approved Foreign Exchange Risk Management Policy. This Policy provides that all foreign currency denominated borrowings will be converted to A$ at the time that the borrowing is undertaken, by use of currency swaps or long dated forward exchange agreements. Thus, the Company is not exposed to foreign exchange risk on its borrowings, other than in the event of default by a counter-party to a swap agreement. This risk is considered to be negligible.

The Company operates a centralized system for management of foreign exchange risk associated with merchandise imports. The impact of currency movements applies largely to goods sourced directly from overseas in the non-food brands amounting to less than 10% of product cost in these businesses. This system involves the Company’s centralized treasury function implementing hedges for merchandise imports as soon as a firm order for the merchandise is advised, thereby eliminating the exposure to exchange rate fluctuations. Similarly, foreign exchange risk associated with the importation of non-merchandise and capital equipment is fully hedged at the time that a firm commitment is made for the equipment.

Exposure to interest rates is actively managed. At July 25, 2004, fixed interest rates applied to 66.5% of interest bearing debt.

See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Capital Management Initiatives

On October 12, 2000, the Company announced an on-market buy-back program of up to 30 million shares to be undertaken when appropriate depending on market conditions and the Company’s desired financial profile.

At July 25, 2004, an on-market buy-back program remained in place, with 28.4 million shares remaining of the original approved facility.

ReCAPS

At the Company’s Annual General Meeting of Shareholders on November 22, 2000, shareholders approved an amendment to the Company’s Constitution to include the authority required by the Corporations Law to undertake an issue of preference shares.

As a result of this approval, the Company proceeded with an offering in Australia of ReCAPS – reset convertible preference shares - that listed on the Australian Stock Exchange on December 19, 2000. No action was taken to register or qualify the ReCAPS or the offer or otherwise permit a public offering of the ReCAPS in any jurisdiction outside Australia. The issue raised A$700 million.

The key features of ReCAPS include:

•	A fully franked dividend for the first five years of 6.5% on an issue price of A$100 per share.

•	Flexibility to convert after five years into Coles Myer ordinary shares with a value (based on the previous twenty business days) of at least A$105.26

•	Participation in any increase in Coles Myer’s ordinary share price above A$10.88.

Specifically:

Shareholders receive a preferential, non-cumulative dividend of at least 6.5% per annum, fixed at 6.5%until November 30, 2005. ReCAPS dividends are paid in priority to any dividends declared on Coles Myer Ltd ordinary shares. In the event of a winding up of the Company, ReCAPS will rank for repayment of capital behind all creditors of Coles Myer but ahead of ordinary shares.

The ReCAPS dividend is payable half-yearly in arrears, generally around May 31 and November 30 each year. The dividend rate (currently set at 6.5% per annum) can be increased or decreased only on reset dates by the directors of the board. The first Reset date is November 30, 2005. Payment of dividends is at the discretion of the directors and is subject to there being funds legally available for distribution.

Before or on Reset dates, the outstanding ReCAPS may be converted to ordinary shares at the option of holders of ReCAPS or Coles Myer. The number of ordinary shares issued on conversion will be subject to a minimum of 9.6739 and a maximum of 100.77.

Each of the ReCAPS will convert into a number of ordinary shares calculated with reference to the conversion discount (“CD”) and the average sale price of ordinary shares traded on ASX during the 20 business days immediately preceding the conversion date (“VWAP”).

The Conversion ratio is calculated as follows:

Face value

VWAP- (CD*VWAP)

The conversion discount is currently set at 5%. This means that for every ReCAPS share, the owner will receive A$105.26 worth of ordinary shares on conversion date. For example, if the average ordinary share price at conversion is A$5.00, then the ReCAPS holder will receive 21 ordinary shares (A$105.26 ÷ A$5.00 = 21.05). Where a total number of additional ordinary shares to be allotted on conversion includes a fraction, that fraction will be disregarded (rounded to 21 shares).

As shareholders must receive a minimum of 9 ordinary shares, there is the opportunity for these holders to participate in any increase in ordinary share price above A$10.88.

For example, if the average ordinary share price at conversion is A$15.00, then the conversion calculation would indicate that the holder would receive only 7 shares (A$105.26 ÷ A$15.00 = 7). However, the Company, under the terms and conditions in the ReCAPS prospectus must not allocate any less than 9.6739 shares (rounded to 9 shares) per ReCAPS holder. Accordingly, the holder will receive the 9 shares, which will mean that they have received A$135.00 of value on conversion, not the A$105.26.

As a result of the minimum and maximum number of ordinary shares on conversion being set by the Company in the terms and conditions of the ReCAPS prospectus, the holders of ReCAPS are also exposed to movements in the ordinary share price.

The Company can amend the dividend rate at each reset date. Therefore, from November 30, 2005 – the next reset date – the Company can amend the rate and terms of the dividend payments. These new terms will be fixed until the next reset date, which will be declared at the time of the first reset date. Accordingly, it is not possible to determine the dividend rate after 2005, at this time.

For the filings relating to 2001-2003, the Company included the ReCAPS as part of equity for both Australian and U.S. reporting. For the 2004 filing the Company has adopted FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Under the new rules the ReCAPS have been reclassified from equity to debt for U.S. reporting purposes. Refer Note 31 (o) to the Consolidated Financial Statements for further details.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

D.	TREND INFORMATION

Relevant industry and market trends are discussed for the Company as a whole and for each business segment in Item 5A “Operating Results”.

E.	OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that are not consolidated by the Company. The Company has investments in the following associated entities, which are accounted for under the equity method of accounting as permitted by Australian GAAP:

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

Additionally, the Company has contracted, non-cancellable lease expenditure commitments not provided for in this financial report. For the purposes of U.S. GAAP, transactions relating to certain of these leases are adjusted. Further details of these commitments are outlined in Commitments for Expenditure below and in Note 25 to the consolidated financial statements included at Item 18.

F.	CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations, including debt service obligations at July 25, 2004 is set out in the table below:

A$ million	Less than one year	One to three years	Three to five years	Greater than five years	Total
Long-term debt		523.4	140.0	50.0	713.4
Capital expenditure (1)	190.0	3.4			193.4
Operating leases (2) (3)	939.1	1,790.3	1,632.1	5,023.7	9,385.2

Total contractual obligations	1,129.1	2,317.1	1,772.1	5,073.7	10,292.0

(1)	Amounts principally relate to building and fixture contracts for new stores and shopping centers.

(2)	Amounts relate to non-cancellable lease expenditure.

(3)	The Company subleases property and equipment to external parties. Future minimum lease obligations include any potential exposure arising from default by external parties.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The Directors of Coles Myer are vested with the management and control of the business and affairs of the Company. The Constitution of Coles Myer provides that there shall be such number of Directors, not less than five nor more than 19, as the Directors may determine. At December 2, 2004, there were nine directors, of whom one was an Executive Director.

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

On September 20, 2004 the Board adopted a new policy relating to the tenure of non-executive directors, in line with Australian Stock Exchange corporate governance guidelines. Under the new policy, Directors other than the Chairman would normally hold office for no more than 10 years except where special circumstances existed. The Chairman would be expected to serve in that role for a period of at least 5 years.

Board Changes and Composition

Details of the Directors in office at December 2, 2004, were:

Name	Office	Initially elected or appointed	Retires
Richard H. Allert, AM	Chairman	1995	2006 (2)
John E. Fletcher	Managing Director and Chief Executive Officer	2001	n/a (1)
Patricia (Patty) E. Akopiantz	Director	2001	2007
Ronald K. (Keith) Barton	Director	2003	2006 (2)
William (Bill) P. Gurry, AO	Director	2001	2006 (2)
Anthony (Tony) G. Hodgson	Director	2003	2006 (2)
Sandra V. McPhee	Director	2003	2006 (2)
Martyn K. Myer	Director	1996	2007
John M. (Michael) Wemms	Director	2003	2006 (2)

(1)	In accordance with Article 35 of the Company’s Constitution, the Managing Director is not subject to retirement by rotation.

(2)	In accordance with Article 35 of the Company’s Constitution, 3 of these directors will be brought forward to retire in 2005.

At the 2004 AGM Ms. Patricia (Patty) E. Akopiantz and Mr. Martyn K. Myer were re-elected directors for a further three years. Mr. Mark M. Leibler retired effective November 18, 2004.

In addition to the Directors, the Company has a group of senior managers who are responsible for all operational and administrative functions of the business.

Senior management of Coles Myer who were not Directors at December 2, 2004, were as follows:

Name	Position	Appointed to current position	Joined Company
Joe Barberis	Managing Director, Coles Express	2003	2003
Steven Cain	Group Managing Director, Food, Liquor and Fuel	2003	2003
Pamela Catty	Group General Manager, Corporate Affairs	2002	2002
Ian Clubb	Group General Manager, Human Resources	2002	2002
Larry Davis	Managing Director, Target	2002	2002
Tim Hammon	Chief Officer, Corporate & Property Services	2001	1996
Fraser MacKenzie	Chief Financial Officer	2002	2002
Gerry Masters	Managing Director, Coles Supermarkets	2001	1973
Peter Mahler	Chief Information Officer	2002	2002
Peter Merritt	Managing Director, Bi-Lo Supermarkets	2001	1976
Andrew Potter	Group General Manager, Supply Chain	2002	2002
Dawn Robertson	Managing Director, Myer Grace Bros	2002	2002
Launa Inman	Managing Director, Officeworks	2004	2001
Peter Scott	Managing Director, Coles Myer Liquor Group	2004	1976
Hani Zayadi	Managing Director, Kmart	2001	2001

Senior Management serves at the discretion of the Directors. Also refer to Item 4A - HISTORY AND DEVELOPMENT - RECENT DEVELOPMENTS - Management.

Details of the directors and senior management are as follows:

Directors

Richard (Rick) H. Allert, AM1

Chairman

FCA Age 61, (Appointed Director 1995, Chairman from October 10, 2002)

Mr. Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited and Voyages Hotels and Resorts Pty Ltd. Mr. Allert is a director of the Australia Business Arts Foundation and a member of the Australia Council’s Major Performing Arts Board, and has held positions with a number of government instrumentalities and community organisations over many years. Formerly Chairman of AustralAsia Railway Corporation.

John E. Fletcher

Managing Director and Chief Executive Officer

FCPA Age 53, (Appointed Director 2001)

Prior to Coles Myer, Mr. Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive Officer of Brambles Industries in 1993. Mr. Fletcher retired as Chief Executive Officer of Brambles in 2001. He is also a director of Telstra Corporation Limited.

[1]	AM : Member of the Order of Australia (Australia’s honors system). Award for service in a particular locality or field of activity or to a particular group.

Patricia (Patty) E. Akopiantz

Non-executive Director

BA (Wellesley), MBA (Harvard) Age 41, (Appointed Director 2001)

Ms. Akopiantz has over 15 years’ senior management and consultancy experience in retail and consumer industries both in Australia and overseas. As a management consultant with McKinsey, she advised some of Australia’s leading companies on strategy and organizational change and helped lead the Retail and Consumer Goods Practice.

She is a former General Manager of Marketing at David Jones and Vice President of a US apparel manufacturer. Ms. Akopiantz is a member of the Advisory Council of the Australian Graduate School of Management, and a director of the Foundation for Young Australians and the YWCA. She manages her own strategy and marketing consultancy.

Ronald K. (Keith) Barton

Non-executive Director

BSc, PhD (UNSW), FTSE Age 64, (Appointed Director 2003)

Dr. Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, and after holding a variety of executive positions at CSR Ltd. Dr. Barton’s current directorships include Tower Ltd, Citect Corporation Ltd and Amcor Ltd. He is also a director of RBS.RVIV.VAF Limited (established as a result of a merger between the Royal Blind Society of NSW, the Royal Victorian Institute for the Blind and Vision Australia Foundation). Dr. Barton’s previous Board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd and Colonial Ltd.

William (Bill) P. Gurry, AO1

Non-executive Director

LLB Age 57, (Appointed Director 2001)

Mr. Gurry was the immediate former Executive Chairman of one of Australia’s foremost investment banks, UBS Warburg. Prior to that he was that firm’s Managing Director. He has had an outstanding career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. Prior to his time at UBS Warburg, Mr. Gurry developed his own diverse financial consulting practice and held a number of directorships, including Normandy Limited, Chairman of Ericsson Australia, Deputy Chairman of BRL Hardy Limited and Chairman of AIDC Limited. Mr. Gurry has also held a number of community interest roles. He is a former Deputy Chairman of the Australian Film Commission, a former director of the Australian Film Finance Corporation and former Trustee of the National Gallery of Victoria. He is currently a Director of the Financial Markets Foundation for Children, New Matilda Pty Ltd, Australian Jesuit Foundation and the St Vincents and Mercy Private Hospital. He is also Chairman of GS Private Equity, one of Australia’s largest private equity firms.

Anthony (Tony) G. Hodgson

Non-executive Director

FCA, FAICD Age 64, (Appointed Director 2003)

Mr. Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr. Hodgson’s current Board appointments include HSBC Bank Australia Ltd, HSBC Asset Management Ltd (Chair) and Tabcorp Holdings Ltd. He also acts as a consultant to Ferrier Hodgson. Mr. Hodgson’s previous directorships include Melbourne Port Corporation and Victorian TAB (Chairman). Mr. Hodgson is a Fellow of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors.

[1]	AO: Officer of the Order of Australia (Australia’s honor system). Award for distinguished service of a high degree to Australia or to humanity at large.

Ms Sandra McPhee

Non-executive Director

DipEd, FAICD Age 58, (Appointed Director 2003)

Ms. McPhee has extensive international leadership experience in sales, marketing and consumer roles with major global brands. She spent the last 10 years in a number of senior commercial positions with Qantas Airways Limited. Ms. McPhee’s current Board appointments include Australia Post, Perpetual Trustees Australia Limited, Primelife Corporation, The Art Gallery of NSW and St Vincent’s and Mater Health. She is a Council Member of Chief Executive Women. Previous non-executive roles included Deputy Chairman of South Australia Water, Director Tourism Council Australia and CARE Australia.

Martyn K. Myer

Non-executive Director

BEng, MESc, MSM (MIT) Age 47, (Appointed Director 1996)

Mr. Myer has extensive experience in financial services and engineering. He is a director of Diversified United Investments Ltd, Chairman of CogState Ltd (a biotech company involved in Alzheimer’s disease diagnosis and treatment) and was until recently Managing Director of Merlyn Asset Management Pty Ltd. Prior to his move to the financial services industry, he had extensive experience with some of Australia’s leading manufacturers. Mr. Myer has involvement in several philanthropic activities, including President of the Howard Florey Institute of Experimental Physiology and Medicine at the University of Melbourne and The Myer Foundation.

Michael Wemms

Non-executive Director

BA, MBA, Age 64, (Appointed Director 2003)

Mr. Wemms has extensive retail and Board experience in the United Kingdom. Mr. Wemms worked at Tesco from 1972-2000 in a range of positions, including Store Manager, Retail Managing Director, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989-2000 and a part-time adviser to the Company from 2000-2003. In his executive roles at Tesco, Mr. Wemms led cultural change and helped shape convenience retailing in the United Kingdom through the establishment of the Express petrol venture. He has been a director of the UK department store group, House of Fraser plc, since 1996 and Chairman since 2001 and a director of Inchcape plc.

Senior Management

Joe Barberis

Managing Director Fuel & Convenience

Age 45

Mr. Barberis was appointed Managing Director of Fuel and Convenience in July 2003, with responsibility for overseeing the rollout of Coles Express Service Stations across Australia.

Joe has spent most of his professional career with The Shell Company of Australia and has held a host of senior positions with Shell. His most recent role was as Managing Director of Shell’s Retail businesses across Australia, New Zealand and the Pacific Islands, and was also a member of Shell’s Asia-Pacific Retail Management Team and a director of The Shell Company of Australia Limited.

Steven Cain

Group Managing Director Food, Liquor and Fuel. Also refer to Item 4A - HISTORY AND DEVELOPMENT - RECENT DEVELOPMENTS - Management.

Age 40

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

Age 52

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

Pamela is the Deputy Chairman of Tourism Victoria.

Ian Clubb

Group General Manager, Human Resources

Age 50

Ian Clubb was appointed Group General Manager Human Resources for Coles Myer in January 2002. He is responsible for leading the human resources function to ensure Coles Myer is an organization which attracts, develops, motivates, rewards and retains the best people to assist the organization achieve its business goals. Ian is responsible for the functional areas of recruitment, learning & development, employee relations, organizational effectiveness, safety, remuneration & benefits, HR Management Systems and HR Support. He has extensive HR experience across a range of industries including finance, construction, information technology and telecommunications. His background includes a significant amount of experience in the Asia Pacific Region; firstly as Human Resources Director with Apple Computer Inc., based in California, and then with the global software company Novell Inc.

Prior to joining Coles Myer, Ian spent more than five years creating and leading the HR function for the Sydney Organising Committee for the Olympic Games (SOCOG) which delivered both the Olympic and Paralympic Games for Australia in 2000.

Larry Davis

Managing Director Target

Age 61

Mr. Davis joined Target from Kmart Corporation in Michigan where he held the position of Senior Vice President – Marketing and Advertising since 1996. His career has been highlighted by 29 years at Sears Roebuck and Company and five years at Kmart US.

He began his career in 1965 with Sears as a management trainee and spent the next 15 years in merchandise management and store operations roles. In 1987, Mr. Davis was appointed to Regional General Merchandise Manager for the New York region and was promoted to Eastern Regional Manager and then National Marketing Manager.

In 1994, Mr. Davis moved to an entrepreneurial role as President of the Anthony Sicari Division of Winner International, which specialized in the manufacturing of women’s apparel. He was then recruited as a retail consultant to the international marketing and advertising agency, Young & Rubicam to utilize his merchandise and retail marketing expertise. Mr. Davis joined Kmart US in 1996 and was appointed Senior Vice President – Marketing and Advertising, where he led the campaign to reposition the company.

Tim Hammon

Chief Officer Corporate & Property Services

Age 51

Mr. Tim Hammon is Chief Officer, Corporate and Shared Services for Coles Myer. This role sees him responsible for business development, property, legal services, internal audit, risk management and company secretarial.

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

Fraser MacKenzie

Chief Financial Officer

Age 53

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

Peter Mahler

Chief Information Officer

Age 52

Mr. Peter Mahler joined Coles Myer Ltd in October 2002 as Chief Information Officer (CIO). Peter’s role at Coles Myer is to provide Information Technology vision, strategy and leadership. He has extensive experience in the strategic application of IT systems in organizational turnaround and customer-focussed environments in North America and Europe.

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

Gerry Masters

Managing Director Supermarkets

Age 48

Gerry Masters was appointed Managing Director Supermarkets (accountable for Bi-Lo and Coles) in August 2004 following the re-organization of Coles Myers’ Food and Liquor Group.

Mr. Masters joined Coles Supermarkets in 1973, as an after school casual and then as an executive trainee at the company’s Broadmeadows (Victoria) supermarket.

He was appointed a Store Manager in 1977 and, following a number of other managerial appointments, was made a District Supervisor in 1980, having roles in both Victoria and NSW. Mr. Masters was appointed Operations Manager in Tasmania in 1985 and three years later a Regional Fresh Foods Manager in NSW, and then Grocery Merchandise Manager and later Regional Manager in the same state.

He was appointed State Manager for Coles Supermarkets Tasmania in 1991 and then in 1992 he became State Manager for Queensland. He was appointed Managing Director of Bi-Lo in 1996 and continued in this role until May 2001, during this time Bi-Lo was the fastest growing supermarket chain in the country. He then took over as Managing Director Coles Supermarkets until August 2004.

Peter Merritt

Managing Director Housebrand

Age 48

Peter Merritt was appointed Managing Director Housebrand for Coles Myer Supermarkets in early September 2004. This appointment followed a 3 ½ year period as Managing Director of BiLo supermarkets.

Mr. Merritt was previously State Manager, Queensland for Coles Supermarkets and has been with the company for more than 28 years.

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

Age 42

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

Dawn Robertson

Managing Director Myer

Age 49

Ms. Dawn Robertson is Managing Director of Myer. Ms. Robertson began her retailing career as an executive trainee at Davidson’s (a division of R H Macy) in Atlanta, Georgia, in 1977, after graduating from Auburn University with a BA in Fashion Merchandising. Over six years, she progressed through the positions of department manager and group manager to buyer for a number of departments.

Ms. Robertson moved to The May Company in 1983 and held a number of senior positions across various divisions of the group in the next 13 years. From 1997-98, Ms. Robertson was President and CEO of McRae’s, a division of Saks Inc. based in Jackson, Mississippi, operating 46 department stores. In this time, Ms. Robertson led the opening of six new stores and many renovations, as well as new merchandising and marketing initiatives.

Ms. Robertson joined Federated Department Stores in 1998, as Executive Vice President, Federated Merchandising Group, for men’s, kids and home. She was responsible for the merchandising of a substantial portion of Federated’s business. In 2000, she was appointed President and Chief Merchandising Officer of Federated Direct. In this role, she was responsible for overseeing Macy’s Direct, which included Macys.com and Macy’s by Mail, and Bloomingdale’s Direct which included Bloomingdales.com and Bloomingdale’s by Mail.

Peter Scott

Managing Director, Coles Myer Liquor Group

Age 46

Peter Scott was appointed Managing Director of Coles Myer Liquor Group in March 2004. Prior to this role he was Managing Director of Officeworks. He joined Coles in 1976 as an Executive Trainee and following store managerial experience he was promoted to their Head Office Merchandise Department in 1981. He held positions there as Buyer, Promotions Manager, Merchandise Manager and Controller of Merchandise.

In December 1990 he assumed responsibility for Grocery Commodity Foods, following the centralisation of Coles Buying, and the commencement of Category Management. In 1991, Peter was appointed a General Manager and in 1994 he became General Manager Merchandise and Marketing for Coles Supermarkets. In September 1996 he was appointed General Manager Perishable Merchandise. As a result of this he also assumed responsibility for the Red Rooster Fast Food business.

In January 2001 he was appointed to General Manager Strategic Business Development for the Apparel and Home and Myer Grace Bros division of Coles Myer. In April 2001, a restructure within Coles Myer saw the division expanded, with the addition of the company’s General Merchandise division to become General Merchandise & Apparel (GM&A) and Peter Scott was appointed to head its Merchandising function. In January 2002 he was appointed Managing Director Officeworks. Peter Scott holds a Certificate in Marketing, a Graduate Diploma in Business and an M.B.A. from Monash, Mt Eliza, Business College.

Hani Zayadi

Managing Director Kmart. Also refer to Item 4A - HISTORY AND DEVELOPMENT - RECENT DEVELOPMENTS - Management.

Age 56

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

Mr. Zayadi later joined Hudson Bay in a senior merchandising position and following a significant reorganisation of the Hudson’s Bay Company, Mr. Zayadi was appointed President & CEO of discount chain Zellers. Mr. Zayadi and his team successfully repositioned Zellers as Canada’s then leading discount department store. Under his tenure operating profits grew from $42 million to $180 million. Mr. Zayadi went on to hold executive management positions at Woodwards Limited as President & CEO, and also ran his own highly successful fashion accessories business before joining Wal-Mart.

Launa Inman

Managing Director Officeworks

Age 48

Launa Inman was appointed Managing Director of Officeworks on May 17, 2004, with responsibility for 75 Officeworks Superstores and Viking office products.

Launa joined Coles Myer in January 2001 as General Manager of Apparel and Accessories for Target Australia Pty Ltd, with responsibility for all apparel divisions, including clothing, sleepwear, shoes and accessories. Prior to her role at Target, Launa worked for Big W and has held senior leadership roles at large South African based retail companies Pages and Edgars.

Launa was awarded 2003 Telstra Business Woman of the Year and winner of the Commonwealth Government Private and Corporate Sector Award. She is also a member of the Women’s Chief of Enterprises Body - Australia Ltd.

B.	COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT TEAM

The aggregate amount of remuneration paid by Coles Myer during 2004 to the above Directors and senior managers and others that held office during the year was A$29,174,170. This amount excludes option amortization, as it is not accounted for as a cost to the Company.

At December 2, 2004, there were agreements with P.E. Akopiantz, R.H. Allert, W.P. Gurry and M.K. Myer, which provide for benefits upon cessation of their directorships. Remuneration of non-executive Directors who have entered into retirement agreements includes retirement benefits in the year in which they are paid. Retiring non-executive Directors have been paid in accordance with the terms of their retirement agreements. On March 27, 2003, the Company announced that non-executive directors appointed after that date will not receive retirement benefits.

Contributions to superannuation funds and amounts paid in respect of retirement benefits of A$967,728 are included in the aggregate amount of remuneration referred to above.

The remuneration of the non-executive directors for 2004 was as follows.

	Salary & Fees A$	Superannuation Contribution A$	Retirement Benefit (2) A$	Total A$
Patty Akopiantz	116,450	9,956	102,771	229,177
Richard Allert	313,325	27,675	239,078	580,078
Keith Barton	130,894	11,256		142,150
Richard Charlton	37,786	3,225	4,182	45,193
Bill Gurry	108,325	9,225	52,310	169,860
Tony Hodgson	151,536	13,114		164,650
Mark Leibler(1)	116,450		19,590	136,040
Sandra McPhee	130,894	11,256		142,150
Martyn Myer	116,450	9,956	14,930	141,336
Michael Wemms	138,348	11,927		150,275

Total	1,360,458	107,590	432,861	1,900,909

Upon retirement, the director’s retirement benefit is reduced by the amount of the superannuation benefit payable to the director. Directors appointed after March 27, 2003 do not receive a retirement benefit.

(1)	Mark Leibler’s fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly superannuation contributions are not deducted. The fees are also subject to GST.

(2)	In prior years retirement benefits have been disclosed when paid. For 2004, retirement benefits have been presented on an accruals basis in accordance with AASB 1046 “Director and Executive Disclosures by Disclosing Entities”. Mr Charlton received a payment of A$346,054 upon retirement from the Board on 26 November 2003. The amount of A$4,182 shown in the table represents the retirement benefit accrued during 2004 through to the date of his retirement.

The remuneration of the Managing Director and Chief Executive Officer (“CEO”) and the next six continuing highest paid senior managers of the Company for 2004 was as follows:

	Primary
Name & Title	Salary & Fees A$	Annual Bonus A$	Non-Monetary [1] A$	Superannuation Contribution [2] A$	Other Benefits [3] A$	Cost to Company A$	Option Amortisation[4]
John Fletcher	2,288,953	2,412,705	2,956	8,250		4,712,864	1,256,131
Steven Cain	1,414,123	1,159,110			500,000	3,073,233	1,328,285
Dawn Robertson	1,439,585	806,032	205,139		276,345	2,727,101	1,150,818
Hani Zayadi	1,355,292	799,726	208,934		146,771	2,510,723	489,240
Larry Davis	1,052,878	835,232	99,786			1,987,896	443,686
Tim Hammon	768,988	800,037		11,050		1,580,075	421,360
Fraser MacKenzie	717,904	725,960		11,967		1,455,831	356,573

(1)	Non-monetary items include costs relating to motor vehicles, accommodation, travel, insurance and tax planning that have been paid by the Company on behalf of the executive.

(2)	The Company is not required to make superannuation contributions in respect of overseas nationals who hold certain business visas.

(3)	Other benefits include sign-on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. For 2004, other benefits have been presented on an accruals basis in accordance with AASB 1046 “Director and Executive Disclosures by Disclosing Entities”. In prior years, other benefits were disclosed when the executive became entitled to, and received payment. Had AASB 1046 always been applied, an additional A$46,057 would have been disclosed in 2003 for Ms Robertson, and an additional A$146,771 would have been disclosed in both 2002 and 2003 for Mr Zayadi.

(4)	Options have been valued by independent valuers using the Black-Scholes option pricing model. In accordance with AASB 1046, performance conditions are excluded from the valuation. Where options are subject to performance conditions, the disclosure reflects the maximum achievable allocation. The option value is amortized over the vesting period of the option. Option amortization is included for disclosure purposes only. It is not included in the Income Statement as it does not result in a cost to the CML Group.

C.	BOARD PRACTICES

Board committees have been established to assist the full Board in identifying and managing the various business risks confronting the Company. There are three Committees in place: Audit/Governance Committee, the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee. In order to ensure that the procedures of the Committees are current and comprehensive, the responsibilities of each Committee are reviewed at least annually. Details of each committee are as follows:

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

The relationship between the Company’s external auditors and the Company’s Board and Audit/Governance Committee is set out in the following charters and policies:

•	Audit/Governance Committee Charter; and

•	Policy on External Auditor Independence.

The Committee is responsible for the appointment, compensation, retention and oversight of the work of the external auditor.

The Committee met five times during 2004. Under the Committee’s Charter all members must be independent directors. Its members currently are: Tony Hodgson (Chair), Patty Akopiantz, Richard Allert, Martyn Myer and Michael Wemms.

Nomination and Remuneration Committee

The principal responsibilities of the Nomination and Remuneration Committee are to:

•	Advise the Board annually on remuneration for the CEO and for executives reporting directly to the CEO;

•	Advise the Board on performance-linked compensation packages for directors and executives, and share and share option plans;

•	Advise the Board on directorship appointments, performance of the CEO, successor to the CEO, effectiveness of the Board as a whole, non-executive director’s remuneration; and

•	Review the Board’s required status, experience, mix of skills, and other qualities, including gender, and provide a directors’ orientation and education program.

The Committee met four times during 2004. Its members currently are: Richard Allert (Chair), Keith Barton, Bill Gurry and Sandra McPhee.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee was established this year to advise the Board on issues relating to Corporate Social Responsibility (CSR) specifically the Company’s social, environmental and economic commitments to all of its stakeholders.

The Committee met once during 2004. Its members currently are: Richard Allert (Chair); Patty Akopiantz and John Fletcher.

Professional advice to directors

Subject to the approval of the Audit/Governance Committee, directors may engage an outside professional advisor at the expense of the Company in appropriate circumstances. During the year under review, the Company did not pay any legal expenses for any directors.

D.	EMPLOYEES

	Employee Numbers(1)
	2004	2003	2002
Business Segments
Food, Liquor and Fuel(2)	92,323	82,647	85,019
Kmart and Officeworks	29,581	29,121	27,494
Myer and Megamart	21,701	21,958	24,280
Target	23,632	20,861	19,954
Emerging Businesses	478	494	486
Property and Unallocated(3)	8,393	7,333	7,039

	176,108	162,414	164,272

Geographic segments
Australia	174,847	161,275	162,895
New Zealand	1,089	1,007	1,257
Other	172	132	120

	176,108	162,414	164,272

(1)	Full time, part time and casual employees at July 25, 2004. During 2004 the Company employed on average 78,239 casual employees.

(2)	During 2004, the Company acquired the right to operate certain Shell fuel and convenience outlets. Employees of these businesses are included in the Food, Liquor and Fuel segment.

(3)	Includes head office employees.

Employment and Employee Relations

The majority of the Company’s employees are covered by federally registered agreements, specific to the circumstances of each business and which are the result of negotiations with relevant industry unions. The remaining employees are covered either by individual agreements or common law employment contracts.

Relationships between the Company and the union bodies remain constructive in approach and 2004 was characterized by the continued success of negotiated agreements between Coles Myer and the representative unions.

In a market that is characterized by low unemployment, wage growth during 2004 has seen increases within budgetary expectations and in line with the Australian retail industry. A continued emphasis on improving the links of performance-reward, succession planning and career development are emerging as key success factors in rewarding high performing staff.

Consistent with previous years, industrial disputation was negligible during 2004 and did not have a material affect on the operations of the Company’s stores and distribution centers.

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

Employer Funded Superannuation

A component of the Federal Government’s Retirement Income Policy is the Superannuation Guarantee Charge. For 2004, employers were required to make an employer contribution of 9.0% of gross salary into a complying superannuation fund.

E.	SHARE OWNERSHIP

At December 2, 2004, no individual director or member of the senior management team held more than 1% of the Company’s shares.

Shares in the Company held by each director as notified to the Australian Stock Exchange, at December 2, 2004 was as follows:

Director	Relevant Interest in Ordinary Shares	Relevant Interest in ReCAPS
P.E. Akopiantz	3,253
R.H. Allert	25,569
R.K. Barton	10,200
J.E. Fletcher	1,028,099	120
W.P. Gurry	100,000
A.T. Hodgson	6,000
S.V. McPhee	4,139
M.K. Myer	21,000
J.M. Wemms	208

In addition, J.E. Fletcher holds an interest in 3,000,000 options over ordinary shares, in the Company, 500,000 of which are vested. The TSR and EPS performance hurdles attaching to the options granted to the CEO, Mr. J.E. Fletcher, in 2003 following shareholder approval, are alternatives so that satisfaction of either performance hurdle will entitle Mr Fletcher to exercise those options. Mr. Fletcher has advised the Board that he believes it would be more appropriate for those options to be exercisable on the same basis as for other executives in the Senior Executive Performance Share Plan. Following shareholder approval of the Senior Executive Performance Share Plan at the Company’s Annual General Meeting on November 18, 2004, Mr Fletcher advised that he will only exercise 50% of his options if the TSR hurdle is met and 50% if the EPS hurdle is met consistent with the Senior Executive Performance Share Plan. As these hurdles are no longer alternatives, vesting conditions are more difficult to achieve.

S.V. McPhee holds a relevant interest in 3,400 endowment warrants over CML shares.

Shares in the company held by specified executives of the senior management team, at July 25, 2004 was as follows:

Executive	Relevant Interest in Ordinary Shares
Steven Cain
Larry Davis
Tim Hammon	651
Fraser MacKenzie	3,000
Dawn Robertson
Hani Zayadi

Specified executives do not hold any ReCAPS.

Information on these shareholdings has been disclosed to shareholders in the Australian Annual Report.

In the period from July 26, 2004 to December 2, 2004 there have been no changes to the specified executives’ shareholdings.

Each of the remaining members of the senior management team beneficially owns less than 1% of the Company’s shares and no information has been disclosed to shareholders about their individual share ownership.

Option Holdings

Details of options over ordinary shares of CML provided as remuneration to each director of CML and each of the specified executives of the senior management team are set out below. Further information on options is set out in Note 24 to the Consolidated Financial Statements.

	Exercise Price	Balance at July 27, 2003	Granted during the year	Value of option granted[7]	Exercised	Market price at date of exercise[5]	Lapsed during the year	Balance at July 25, 2004		Vested during the year	Vested at July 25, 2004[5]
John Fletcher	$6.33	2,500,000	—	—	—	—	—	2,500,000		1,000,000	1,000,000
	$7.53	—	1,500,000[1]	$1.17	—	—	—	1,500,000		—	—
Steven Cain	$7.28	—	2,500,000[2]	$1.36	—	—	—	2,500,000		—	—
	$7.28	—	500,000[3]	$1.36	—	—	—	500,000		—	—
Larry Davis	$6.28	1,500,000	—	—	—	—	—	1,500,000	[6]	300,000	600,000
Tim Hammon	$4.50	67,000	—	—	22,000	$7.69	—	45,000		—	45,000
	$4.50	48,000	—	—	—	—	48,000	—		—	—
	$6.46	115,000	—	—	—	—	—	115,000		—	—
	$4.50	100,000	—	—	—	—	—	100,000	[6]	34,000	100,000
	$7.66	745,000	—	—	—	—	—	745,000		298,000	298,000
Fraser MacKenzie	$5.88	860,000	—	—	—	—	—	860,000		—	—
Dawn Robertson	$6.44	2,500,000	—	—	—	—	—	2,500,000		—	—
Hani Zayadi	$6.21	2,000,000	—	—	500,000	$7.74	—	1,500,000	[6]	500,000	—

Total		10,435,000	4,500,000		522,000		48,000	14,365,000		2,132,000	2,043,000

[1].	Options granted are exercisable in accordance with the conditions described in footnote 7 of note 24, and expire one year after cessation of employment.

[2].	Options granted are exercisable in accordance with the conditions described in footnote 5 of note 24, and expire 60 days after the announcement of the results of the CML Group for the year ending July 2008.

[3].	Options granted are exercisable in accordance with the conditions described in footnote 6 of note 24, and expire 60 days after the announcement of the results of the CML Group for the year ending July 2008.

[4].	Options exercised have been fully paid.

[5].	Vested options are fully exercisable.

[6].	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

[7].	Options have been valued by independent valuers using the Black-Scholes option pricing model. In accordance with AASB 1046, performance conditions are excluded from the valuation. Where options are subject to performance conditions, the disclosure reflects the maximum achievable allocation. The option value is amortised over the vesting period of the option. Option amortization is included for disclosure purposes only. It is not included in the Income Statement as it does not result in a cost to the CML Group.

In the period July 26, 2004 to December 2, 2004 the following movements in option holdings occurred:

Mr. J. E. Fletcher exercised 1,000,000 options with an exercise price of A$6.33 on September 24, 2004.

Mr. L. Davis exercised 300,000 options with an exercise price of A$6.28 on October 21, 2004.

Ms. D. Robertson exercised 350,000 options with an exercise price of A$6.44 on November 23, 2004.

Mr. H. Zayadi exercised 500,000 options with an exercise price of A$6.21 on October 22, 2004.

Mr. T. Hammon exercised 45,000 options with an exercise price of A$4.50 and another 100,000 options with an exercise price of A$4.50 on October 15, 2004.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

There were 43.8 million options over ordinary shares at December 2, 2004.

Disclosure of holdings of options on an individual basis, to the extent required under the Corporations Act 2001 of Australia, is shown at Note 28 to the consolidated financial statements in Item 18.

The total number of ordinary shares that were the subject of options under the Employee Share Option Plan (“ESOP”) held by Directors and the senior managers of Coles Myer was 5,530,000 at December 2, 2004. The total number of ordinary shares that were the subject of options under the Executive Option Plan 2002 (“EOP”) held by Directors and the senior managers of Coles Myer was 9,191,000 at December 2, 2004.

Mr. John Fletcher, Chief Executive Officer and Director of the Company held 3.0 million options over ordinary shares in the Company at December 2, 2004. No other director held options over issued or unissued shares of the Company.

Executive Share Plan

Coles Myer maintains an Executive Share Plan (“ESP”), which was introduced in 1983. Under the ESP, Ordinary Shares may be issued (paid as to A$0.01 or such greater amount as may be specified by the Directors) to Executives (including Directors who are Executives) selected by the Directors. An amount of A$0.01 (or such greater amount as may be specified by the Directors) is payable to Coles Myer on subscription for each such ESP Share with the balance (currently A$1.99) callable by Coles Myer under certain circumstances. The ESP Shares do not carry a vote until fully paid (except with respect to a proposal to vary the rights thereof), are not transferable and cannot be paid up unless held for a minimum of two years except in the event of death or retirement. There have been no issues of ESP Shares since 1990.

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

There were 82,000 ESP shares outstanding at December 2, 2004.

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

During 2004, 1.5 million options were issued under the ESOP. Details of the options are shown at Note 24 to the consolidated financial statements in Item 18.

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

During 2004, 8.7 million options were issued under the EOP. Details of the options are shown at Note 24 to the consolidated financial statements in Item 18.

Senior Executive Performance Share Plan

During 2003, the Company commenced a review of its Senior Management Reward Strategy, focusing in particular on its long term incentive (LTI) plan which is based on issuing share options to executives. The review was conducted with the assistance of external consultants to help ensure that any replacement plan would both meet the objectives of the Company and be consistent with the practice of other major corporations. The review concluded that it would be preferable to replace the Senior Executive Share Option Plan with a Performance Share Plan, for the following reasons:

•	there is a general market trend of major companies moving away from options as the sole LTI mechanism;

•	it will provide a more effective executive retention tool due to the longer vesting time frames; and

•	it will provide greater incentive to executives to achieve performance hurdles thereby benefiting shareholders.

Some key differences from the existing plan are:

•	The Plan is based on annual grants of performance shares (existing option plan provides for one five year grant);

•	The Plan provides for vesting at three years (compared with two years under the existing option plan), such that the Plan provides for a three to five year performance horizon for executives;

•	There is a further requirement for executives to hold any vested shares for a minimum period of 12 months following vesting (ie four years from grant); and

•	50% of the performance shares will be exercisable if the TSR hurdle is met and 50% if the EPSG hurdle is met (the existing option plan provides for all options to be exercised if either performance hurdle is met).

Shareholder approval was sought for the new plan, consistent with the ASX Corporate Governance Council’s Best Practice Recommendations. The new Plan was approved at the Company’s Annual General Meeting on November 18, 2004, and as a consequence, no further options will be issued under the existing Senior Executive Share Option Plan.

The Plan is designed to provide the Company with a mechanism to encourage the retention of strategically important senior executives and to enhance the link between their rewards and increases in shareholder value.

Participation in the Plan will be limited to senior executives selected by the directors who have strategic and operational importance to the CML group. It is proposed that the Plan would involve annual grants to the relevant executives, including executive directors. It is expected that approximately 220 executives will be invited to participate in the plan, and that approximately 2,000,000 performance shares will be issued each year. The CEO will not participate in the Plan. Non-executive directors will not be eligible for participation.

In essence, if the Company satisfies the performance criteria set by directors under the Plan, the performance shares held by an executive would become vested (without any payment by the executive) and thereafter the executive would hold ordinary shares in the Company. These shares would remain subject to restrictions preventing disposal for 12 months from the date of vesting, subject to the terms of the Plan.

In general, a performance share will vest only after satisfaction of a performance condition specified by the directors. It is proposed that the vesting of performance shares granted during the financial years ending in 2005 and 2006 will be dependent on performance conditions which are based on the Company’s relative total shareholder return (TSR) over a 3 year period and on earnings per share (EPS) growth over a similar period, with each condition applying to 50% of the performance shares granted to participants.

Performance shares will vest in accordance with the following vesting scales.

TSR - compared with performance of the top 50 industrial companies in the S&P/ASX top 100

Performance	TSR below 51st Percentile	TSR at 51st Percentile	TSR between 51st & 75th Percentile	TSR at 75th Percentile & above
Vesting	Nil	50%	Progressive vesting from 51% to 99%	100%

EPSG

Performance	EPSG below 12.5%	EPSG at 12.5%	EPSG between 12.5% & 15%	EPSG at 15% & above
Vesting	Nil	50%	Progressive vesting from 51% to 99%	100%

Once a performance share is vested, the executive is entitled to an ordinary share in the Company. The directors will decide at that time whether to purchase the shares required on-market or to issue new shares. This decision will depend on factors such as dilution and cost to the Company. It is the Directors’ current preference that the shares be purchased on-market.

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

The employees pay for the shares by applying the dividends on the shares and making voluntary payments. Employees will be unable to receive the shares for three years and will be protected from any loss on the shares. A maximum of 20 years is allowed for the purchase price to be paid in full. The shares are held by the Plan Manager until the purchase price is paid in full.

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

Other

The value of any benefits to Directors and Executive Officers of entitlements under the ESP, the ESOP and the Plan are not included in the aggregate amount of remuneration of A$29,174,170 referred to above, as they are not accounted for as a cost to the Company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As at December 2, 2004, the following persons were known to the Company to have an interest in more than 5% of any class of Coles Myer’s voting securities.

	Number of shares	% of fully paid shares
S. Lew Custodians Pty. Ltd. and its associates	69,530,160	5.6%

All fully paid shareholders have the same voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Coles Myer.

As at December 2, 2004, a total of 873,869 ADSs (equivalent to 6,990,952 Ordinary Shares or approximately 0.57% of the outstanding Ordinary Shares) were outstanding and were held by 24 registered holders.

B.	RELATED PARTY TRANSACTIONS

For details of the transactions of all related party transactions of director-related entities for 2004 and 2003, see Note 27 at Item 18 – Consolidated Financial Statements.

During the four months July 26, 2004 to December 2, 2004, the Company had the following related party transactions with director-related entities:

Mr. M.K. Myer

The CML Group had transactions with Armidale No 2 Property Syndicate, a director related party of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in Armidale No 2 Property Syndicate, which is an entity controlled by his brother.

The type of transaction between the director-related entity and the CML Group was:

•	Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business $301,467 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

•	Balance of amounts payable to the director-related entity by the CML Group at December 2, 2004 $NIL.

Other directorships

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

During the period July 28, 2003 to December 2, 2004, the CML Group had the following related party transactions with directors of controlled entities and their director-related entities.

Mr. R.A. Falvey

Mr R. A. Falvey is a director of Coles Myer New Zealand Holdings Limited, CMNZ Finance Limited and Officeworks Superstores N.Z. Limited (all companies are wholly owned subsidiaries of Coles Myer Ltd.

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the period, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

•	Legal services provided to the CML Group in the normal day-to-day conduct of its business A$249,343, inclusive of reimbursement of external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

•	Balance of amounts payable to the director-related entity by the CML Group at December 2, 2004 A$NIL.

Mr. R. R. Mittag

The director-related entity of Mr. R. R. Mittag that had transactions with the CML Group during the period was Quids Technology Pty Ltd. Mr. R. R. Mittag in his capacity as a CML executive, is a director of Quids Technology Pty Ltd. Mr. R. R. Mittag has no financial interest in Quids Technology Pty Ltd.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

•	Software development for the CML Group in the normal day-to-day conduct of its business A$1,105,139

Nature of terms and conditions: Payment terms net 7 to 14 days after invoice.

•	Balance of amounts payable to the director-related entity by the CML Group at December 2, 2004 A$2,041.

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

Transactions with other related parties

The aggregate amounts brought to account during the four months July 26, 2004 to December 2, 2004 in respect of the following types of transactions and each class of related party involved were:

•	Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$1,434,275 on normal commercial terms and conditions. Balance of amounts payable by the CML Group at December 2, 2004 A$NIL.

•	Distributions received and receivable by the CML Group from an associated entity and capital contribution to an associated entity A$1,921,848 in accordance with Trust Deed and partnership agreements.

•	CML Group’s cost of participation with an associated entity in a customer loyalty program A$13,218,922 in accordance with a service agreement. Balance of amounts payable by the CML Group at December 2, 2004 A$3,075,847.

•	The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$8,500,000. Balance of amounts receivable from an associated entity by the CML Group at December 2, 2004 A$1,500,000.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS

The Company’s consolidated financial statements are included as Item 18.

Legal Proceedings

Certain companies within the CML Group are party to various legal actions which have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal action would not have a material adverse effect on the financial report.

The Australian Competition and Consumer Commission (“ACCC”) instituted legal proceedings against Liquorland in 2003. The allegations relate to 8 agreements Liquorland entered into with applicants for liquor licenses in NSW from 1997 until 2001. The ACCC alleges that in entering into the agreements, Liquorland made a contract arrangement or arrived at an understanding with the applicants, which contained an exclusionary provision within the meaning of the Trade Practices Act and had the purpose of substantially lessening competition in the market.

If Liquorland is found to have contravened the Trade Practices Act, it may be subject to monetary penalties, but there will be no impact on Liquorland’s existing licenses.

Liquorland has denied liability and continues to defend the action. At the time of writing it is not possible to reasonably estimate the potential outcome of the claim as per FASB Statement No. 5 Accounting for Contingencies (FAS 5). However, the Company considers the outcome to be immaterial to both Liquorland and the CML Group.

Dividend Policy

Dividends may only be paid out of profits of the Company. The directors may pay any dividends that, in their judgment, the financial position of the Company justifies. See Item 10.B for a detailed description of the rights of shareholders to share in the Company’s profits.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the consolidated financial statements.

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

The following table sets out, for the periods indicated, the highest and lowest sale prices for Coles Myer’s Ordinary Shares, reported as the last sale on any trading day on the Australian Stock Exchange Limited and the highest and lowest sale prices for Coles Myer’s ADS’s, which are traded under the symbol “CM.” on the New York Stock Exchange. Citibank N.A., 111 Wall Street, New York, New York, 10043, Telephone: (212) 657 7808, acts as depositary for the ADSs.

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Fiscal Year	2000	9.23	6.04	47.38	27.63
	2001	7.86	5.96	34.38	24.30
	2002	8.91	6.12	37.40	24.70
	2003	7.42	5.38	38.75	24.70
	2004	9.18	7.20	52.00	37.05
Fiscal Year 2003	First Quarter...(Aug-Oct)	6.55	5.74	29.00	24.70
	Second Quarter...(Nov-Jan)	6.58	6.20	30.50	27.60
	Third Quarter...(Feb-Apr)	6.61	5.38	32.95	26.75
	Fourth Quarter...(May-Jul)	7.42	6.39	38.75	32.75
Fiscal Year 2004	First Quarter...(Aug-Oct)	8.02	7.20	44.65	37.05
	Second Quarter...(Nov-Jan)	7.82	7.26	47.70	42.75
	Third Quarter...(Feb-Apr)	8.55	7.30	50.65	45.80
	Fourth Quarter...(May-Jul)	9.18	8.22	52.00	45.50
Fiscal Year 2005	First Quarter...(Aug-Oct)	9.59	8.71	56.66	49.93
Month ended	June 2004	8.67	8.25	48.25	45.50
	July 2004	9.18	8.50	52.00	49.80
	August 2004	9.09	8.71	52.10	49.93
	September 2004	9.59	8.97	54.10	50.25
	October 2004	9.55	9.10	56.66	53.00
	November 2004	10.09	9.53	63.39	57.09

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	CONSTITUTION

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

Directors are required to disclose matters in which they are materially interested unless they are excused from doing so. Section 191(2) of the Corporations Act sets out interests that the directors do not need to notify and situations where notice has already been given. The relevant provisions of the Company’s Constitution are subject to the above provisions of the Corporations Act.

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

The Company may convert or reclassify shares and reduce its share capital or buy back shares in accordance with the Corporations Act.

C.	MATERIAL CONTRACTS

Material contracts entered into or performed in whole or in part for the 2 years immediately preceding publication of this document, are as follows:

1.	Debt Issuance Program – Deed of Guarantee and Deed of Covenant (Exhibits 2.1 and 2.2 at Item 19). Refer page 53 for further details.

2.	License Agreements between Kmart Corporation and Kmart Australia Limited and Kmart New Zealand Limited (Exhibits 15.1 and 15.2 at Item 19). Refer page 29 for further details.

3.	Employment agreements – we have filed the following employment agreements with the SEC:

Exhibit No.	Contract	Position of Executive	Duration of contract
4.2	Employment Agreement, dated February 1, 2002, between Coles Myer Ltd. and Mr. Tim Hammon	Chief Officer Corporate & Property Services	(1)

4.3	Employment Agreement, dated April 4, 2002, and subsequent amendments dated September 9, 2003 and November 18, 2003 between Coles Myer Ltd. and Ms. Dawn Robertson	Managing Director Myer	(1)

4.4	Employment Agreement dated July 19, 2001, and subsequent amendment dated October 1, 2003, between Coles Myer Ltd. and Mr. Hani Zayadi	Managing Director Kmart	(1)

4.5	Employment Agreement, dated August 15, 2001, and subsequent amendment dated October 1, 2003, between Coles Myer Ltd. and Mr. Larry Davis	Managing Director Target	(1)

4.6	Employment Agreement, dated August 8, 2003, between Coles Myer Ltd. and Mr. Steven Cain	Group Managing Director, Food, Liquor and Fuel	(1)

4.7	Employment Agreement, dated March 19, 2004, between Coles Myer Ltd. and Mr. Fraser MacKenzie	Chief Financial Officer	Fixed term to April 30, 2007

(1)	Terminable at will of either the Company or the executive. The standard notice period required by the Company is 12 months and the standard notice period required by the executive is 6-12 months.

Please refer to Item 6.B for compensation details of each of the executives listed above.

D.	EXCHANGE CONTROLS

Under existing Australian legislation in force at the date of the Annual Report, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Coles Myer for the movement of funds into and out of Australia, except to or on behalf of certain authorities and agencies of the Federal Republic of Yugoslavia or Zimbabwe or property, securities or funds belonging, directly or indirectly to such persons. In addition, other legislation and regulations in Australia also restrict or prohibit payments, transactions and dealings with assets having a proscribed connection with certain countries (which at the date of the Annual Report does not include the United States of America) or proscribed persons or entities subject to international sanctions associated with terrorism and assets derived from or generated by any such assets.

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

Australian Taxation

An imputation system operates in Australia in respect to company income tax. The system provides for the relief of double taxation on dividends paid by Australian resident companies. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate tax rate (currently 30%). The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to Australian shareholders. This means resident shareholders who receive assessable franked dividends from a company are generally entitled to a tax offset for the tax paid by the company on its income i.e. to the extent the company has paid tax on the income which underlies the dividend, the shareholder will not also have to pay tax.

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

Notwithstanding that the profit or gain upon the sale of the ADSs or Ordinary Shares is assessable in Australia in the circumstances of (a) above, if the vendor is a resident of the United States, then depending on the circumstances of the case, relief from double tax may nevertheless be available under the current double taxation convention referred to above.

In addition, under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile. For capital gains tax purposes, the death of the holder will not be a taxing event, except if the ADSs or Ordinary Shares are held by an Australian resident or are within the scope of (b) above and are bequeathed to a tax exempt institution (as defined by reference to certain Australian exempting provisions), the trustee of a complying superannuation entity (as defined in the Australian tax legislation) or if shares held by a deceased resident pass to a non-resident who would not be subject to Australian capital gains tax on their disposal (i.e. do not fall within the circumstances outlined in (b) above). In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries, subject to those matters referred to above. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above.

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

If Coles Myer dividends are subject to Australian dividend withholding tax, subject to certain limitations, such dividend withholding tax may be claimed as a credit against the U.S. Federal income tax of the U.S. Stockholder. The credit for non-U.S. taxes is limited to the amount of U.S. Federal income tax imposed on the foreign source income of the U.S. Stockholder. This limitation is calculated separately with respect to specific classes, or “baskets” of income. For this purpose, dividends distributed by Coles Myer would generally constitute “passive income” or, in the case of certain U.S. Stockholders, “financial services income.” Unutilized foreign tax credits in the “financial services income” basket that are carried forward should be regarded as “general income” basket foreign tax credits for income tax years beginning after December 31, 2006. The U.S. tax credits allowable with respect to each income basket cannot exceed the U.S. Federal income tax payable with respect to the income in the basket. The amount of the dividend from a “qualified foreign corporation” that is allocated to foreign source income for the purpose of determining the foreign tax credit limitation would be reduced on a proportional basis for the beneficial 15% rate. U.S. Stockholders may be required to apportion certain deductions against the foreign dividend income, which may further reduce the current utilization of the foreign tax credit. Unutilized foreign tax credits can generally be carried back one year for income tax years commencing after October 22, 2004 and two years for prior income tax years or forward up to five years before they expire for income tax years ending prior to October 22, 2004 and for ten years before they expire for any income tax year beginning after October 22, 2004. Alternatively, the U.S. Stockholder may choose, for the year the withholding tax is imposed, to claim a deduction for the withholding tax and forgo the foreign tax credit described above.

Distributions on the ADSs and Ordinary Shares would generally constitute dividends for U.S. Federal income tax purposes to the extent they are paid from current or accumulated earnings and profits, if any, of Coles Myer, as determined under U.S. Federal income tax principles. If Coles Myer pays a dividend, such dividend would likely be paid in Australian dollars. The amount of dividend income for a U.S. Stockholder would generally be the U.S. dollar value of the dividend payment on the date of receipt, regardless of the actual conversion rate into U.S. dollars. The foreign exchange gain or loss, if any, realized on a sale or other disposition of Australian dollars should be ordinary income or loss to the U.S. Stockholder for U.S. Federal income tax purposes.

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

In general, dividends on Coles Myer ADSs or Ordinary Shares, and payments of the proceeds of a sale of Coles Myer ADSs or Ordinary Shares, paid within the United States or through certain non-U.S. related financial intermediaries are subject to information reporting and may be subject to backup withholding tax at a 28% rate unless the U.S. Stockholder (i) is a corporation or other exempt recipient, or (ii) provides a taxpayer identification number and certifies that no loss of exemption from withholding has occurred.

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

Ordinary Shares; or (iv) acquired ADSs or Ordinary Shares pursuant to an employee share scheme or otherwise as compensation.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable

H.	DOCUMENTS ON DISPLAY

Documents concerning the Company that are referred to in this annual report may be inspected at 800 Toorak Road, Tooronga, Victoria 3146, Australia (Tel +613 9829 3111) attention Company Secretary.

Copies of such materials may also be obtained from the principal office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may also obtain information from the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330.

Additionally, the SEC maintains a web site at http://www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR). Such materials are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

I.	SUBSIDIARY INFORMATION

Refer Note 33 in the consolidated financial statements contained in Item 18 for a complete list of the Company’s subsidiaries.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

At July 25, 2004 all derivative financial instruments held by the Coles Myer Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not believed to be an exposure for the Coles Myer Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The Coles Myer Group has a documented system of quarterly credit assessment and the setting of dealing limits in place to minimize credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the Coles Myer Group to grant or to seek collateral when entering into derivative transactions.

The Company’s net debt and foreign exchange at July 25, 2004, which is recorded at a fair value of A$129.9 million (July 27, 2003: A$267.0 million) has exposure to price risk. This risk is defined as the potential opportunity loss in fair value resulting from a hypothetical 10% adverse change in interest and foreign exchange rate movements. Actual results may differ.

A sensitivity analysis that assumes a 10% downward shift in interest rates across all yield curves at July 25, 2004, results in a potential opportunity cost to the Company’s net debt portfolio of A$7.3 million (July 27, 2003: A$9.0 million). The model used for the sensitivity analysis calculated the net present value of all outstanding cash flows related to the Company’s interest rate swap portfolio. A sensitivity analysis was performed on the basis that any movement in interest rates was treated at the same rate of change across the entire yield curve. The impact of a 10% adverse shift on the foreign exchange exposure at July 25, 2004 and July 27, 2003 would not have had a material impact on the Company’s results of operations.

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

The Board of Directors has determined that the financial experts serving on the audit committee are Mr. A.G. Hodgson and Mr. R.H. Allert. Both directors are independent directors.

ITEM 16B	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Coles Myer Ltd. Code of Conduct and can be accessed on the Company’s website at www.colesmyer.com. No amendments to or waivers of the code of ethics were made or granted during 2004.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

a) Audit fees for the year ended July 25, 2004 were $A4,726,000 (2003 A$4,666,000). Audit fees consist of fees for professional services rendered for the audit of the consolidated financial statements of Coles Myer Ltd. and other services normally provided in connection with statutory and regulatory filings, which mainly include the statutory audits of financial statements of Coles Myer Ltd. subsidiaries and the assistance with review of documents filed with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

b) Audit-related fees for the year ended July 25, 2004 were A$1,063,000 (2003 A$1,893,000). Audit-related fees consist of fees for professional services that are traditionally performed by an independent accountant. These services include accounting consultations, internal control reviews, services related to the implementation of the Sarbanes-Oxley Act, consultations concerning financial accounting and reporting standards, sales certificates required under property lease agreements, other certificates required by Coles Myer Ltd. under various contractual arrangements and due diligence procedures in connection with acquisitions.

c) Tax Fees for the year ended July 25, 2004 were A$199,000 (2003 A$219,000). Tax fees consist of fees expensed for tax planning services and tax advice.

d) All other fees for the years ended July 25, 2004 amounted to A$NIL (2003 A$493,000). Other fees in 2003 consist of fees for consulting services in relation to the review of the Food & Liquor business.

Audit Committee Pre-approval Policies and Procedures.

The Board of Directors has adopted a policy that sets out procedures and conditions for pre-approving audit, audit-related and non-audit related services performed by the Group’s independent statutory auditor, responsible for the audit of both the Coles Myer Ltd. consolidated statutory accounts and the statutory accounts of subsidiaries of Coles Myer Ltd. (the Auditor)

The Audit/Governance Committee annually pre-approves services to be provided by the Auditor under each of the categories noted above, along with specific details as to the types of work to be performed within those categories. The pre-approval also establishes pre-approved fee limits for each type of work. (The “Pre-Approval Framework”)

Any proposed services outside the Pre-Approval Framework will require separate pre-approval by the Audit/Governance Committee.

The Audit/Governance Committee may delegate pre-approval authority to one or more of its independent members, and approval by such member or members within the parameters of the policy constitutes approval of the Audit/Governance Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit/Governance Committee at its next meeting.

The Auditor provides appropriate documentation, which is provided to the Audit/Governance Committee, regarding the specific services to be provided. The Audit/Governance Committee has designated the Company’s General Manager Corporate Governance Project to assess compliance with independence requirements and the pre-approval policies and procedures.

During the year ended July 25, 2004, all audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee. The de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, was not used.

ITEM 18	CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements see pages 98 through 168, incorporated herein by reference.

The following consolidated financial statements together with the Report of Independent Auditors thereon, are filed as part of this Annual Report.

ITEM 19	EXHIBITS

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated September 7, 2001).

2.1	Debt Issuance Program - Deed of Guarantee

2.2	Debt Issuance Program - Deed of Covenant

4.1	Employment agreement - Ms. Dawn Robertson, filed with the 2002 Form 20-F

4.2	Employment agreement - Mr. Tim Hammon, filed with the 2003 Form 20-F

4.3	Amendment to Employment agreement - Ms. Dawn Robertson

4.4	Employment agreement - Mr. Hani Zayadi

4.5	Employment agreement - Mr. Larry Davis

4.6	Employment agreement - Mr. Steven Cain

4.7	Employment agreement - Mr. Fraser MacKenzie

8.	List of subsidiaries (included herein as Note 33 in the Consolidated Financial Statements).

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 22, 2004

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 22, 2004

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 22, 2004

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 22, 2004

15.1	License Agreement between Kmart Corporation and Kmart Australia Limited, dated August 1, 1994.

15.2	License Agreement between Kmart Corporation and Kmart New Zealand Limited, dated August 1, 1994.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLES MYER LTD.
(Registrant)

/s/ J. F. MacKenzie
(Signature)
J. F. MacKenzie
Date December 22, 2004	CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coles Myer Ltd.

For purposes of Form 20-F filing with the U.S. Securities and Exchange Commission.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Coles Myer Ltd. and its subsidiaries at July 25, 2004 and July 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 25, 2004, in conformity with accounting principles generally accepted in Australia. These financial statements are the responsibility of Coles Myer Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

/S/    PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers

Melbourne, Australia

December 22, 2004

COLES MYER LTD.

CONSOLIDATED INCOME STATEMENTS

	Notes	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Sales	3	32,266.8	27,016.6	25,688.7
Cost of goods sold		(24,059.5)	(19,618.6)	(19,419.9)

Gross profit		8,207.3	7,398.0	6,268.8

Other revenue from operating activities	3	27.1	17.7	650.6
Cumulative effect of change in accounting policy for supplier promotional rebates			(76.5)
Other revenue from non-operating activities	3	309.2	275.3	286.3
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	3	131.0	392.5	111.8
Net book value of property, plant and equipment, investments and businesses and controlled entities disposed		(146.5)	(416.8)	(123.9)
Borrowing costs	4	(71.1)	(86.9)	(102.9)
Advertising expenses		(431.7)	(383.8)	(323.0)
Selling and occupancy expenses		(5,801.7)	(5,327.5)	(5,159.2)
Administrative expenses		(1,357.4)	(1,183.2)	(1,126.3)

Profit from ordinary activities before income tax		866.2	608.8	482.2
Income tax expense	5	(258.1)	(187.7)	(137.2)

Net profit		608.1	421.1	345.0

Net (decrease)/increase in asset revaluation reserve		(8.2)	83.5	(4.2)
Net decrease in foreign currency translation reserve		(30.4)	(17.1)	—
Adjustment resulting from change in accounting policy for annual leave entitlements			(6.6)

Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd recognized directly in equity		(38.6)	59.8	(4.2)

Total changes in equity other than those resulting from transactions with owners as owners		569.5	480.9	340.8

Basic earnings per share (in A$)		0.46	0.32	0.25

Diluted earnings per share (in A$)		0.47	0.33	0.27

Notes on pages 106 to 168 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED BALANCE SHEETS

	Notes	July 25, 2004 A$M	July 27, 2003 A$M
ASSETS
Current assets:
Cash		849.0	905.5
Receivables	7	646.7	346.0
Inventories		3,032.7	2,836.8
Other	8	41.1	28.1

		4,569.5	4,116.4

Non-current assets:
Receivables	9	50.4	121.5
Investments	10	112.9	105.8
Property, plant and equipment, net	11	3,395.7	3,340.6
Intangible assets, net	12	590.5	516.8
Other	13	332.7	251.7

		4,482.2	4,336.4

TOTAL ASSETS		9,051.7	8,452.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	14	2,815.7	2,476.3
Borrowings	15	261.5	10.8
Tax liabilities	16	161.6	13.6
Provisions	17	563.3	540.8

		3,802.1	3,041.5

Non-current liabilities:
Long term debt	18	713.4	1,143.3
Other		48.3	49.3
Provisions	19	390.3	419.5

		1,152.0	1,612.1

Shareholders’ equity:
Issued share capital	20	2,306.7	2,210.3
Reserves		430.2	468.8
Retained profits		1,360.7	1,120.1

		4,097.6	3,799.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,051.7	8,452.8

Commitments and contingent liabilities	25

Notes on pages 106 to 168 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Cash flows from operating activities
Receipts from customers		34,539.6	28,904.1	27,540.3
Payments to suppliers and employees		(32,905.0)	(27,469.2)	(26,259.9)
Distributions received from associated entities		7.0	6.2	5.6
Interest received		55.2	20.0	15.0
Borrowing costs paid		(70.0)	(103.6)	(105.9)
Income tax paid		(288.5)	(179.1)	(77.1)

Net cash inflow from operating activities	A	1,338.3	1,178.4	1,118.0

Cash flows from investing activities
Payments for property, plant and equipment		(704.1)	(625.2)	(507.7)
Cash paid for purchases of businesses and controlled entities	B	(192.0)	(241.7)	(70.4)
Cash paid for purchases of other investments		(1.4)
Payment for purchase of associated entity		(1.1)	(1.4)	(0.1)
Proceeds on sale of property, plant and equipment		80.3	37.1	31.1
Proceeds on sale of Sydney Central Plaza	B	9.9	372.8
Proceeds on sale of businesses and controlled entities	B	31.8		57.8
Proceeds on sale of investments			7.6	2.3
Loans from other entities		66.1	13.6	41.6

Net cash outflow from investing activities		(710.5)	(437.2)	(445.4)

Cash flows from financing activities
Proceeds from issue of shares		37.1	—	—
Proceeds from borrowings		1,362.7	279.7	924.4
Repayments of borrowings		(1,772.6)	(704.6)	(1,022.4)
Payments for shares bought back				(1.4)
Dividends paid		(307.8)	(287.6)	(285.3)

Net cash outflow from financing activities		(680.6)	(712.5)	(384.7)

Net (decrease)/increase in cash held		(52.8)	28.7	287.9
Cash at beginning of the year		894.7	866.0	578.1

Cash at end of the year	C	841.9	894.7	866.0

Notes on pages 106 to 168 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Notes
A. Reconciliation of net cash provided by operating activities to net profit is as follows:
Net cash inflow from operating activities	1,338.3	1,178.4	1,118.0
Depreciation and amortization	(536.7)	(512.6)	(493.4)
Changes in assets and liabilities
Increase in current receivables	57.4	69.5	27.0
Increase/(decrease) in inventories	124.9	(24.0)	(104.1)
Increase/(decrease) in future income tax benefits	80.8	(38.3)	28.4
Increase/(decrease) in other assets	20.9	(29.6)	17.9
(Increase) in trade creditors	(139.7)	(105.1)	(213.8)
(Increase)/decrease in other liabilities	(135.8)	(55.0)	90.4
(Increase) in provision for income tax	(148.0)	(20.3)	(28.1)
(Increase) in provisions	(53.6)	(79.2)	(44.9)
(Decrease)/increase in deferred income tax	66.7	74.4	(29.9)
Net loss on sale of plant and equipment	(45.0)	(31.2)	(27.0)
Net profit/(loss) on sale of freehold properties	7.8	1.4	15.0
Net profit/(loss) on sale of businesses and controlled entities	21.7	5.5	(0.1)
Write-down of non-current assets to recoverable amounts	(51.6)	(12.8)	(10.4)

Net profit	608.1	421.1	345.0

B.	Acquisitions/disposals

During 2004, the CML Group acquired from Shell multi-site franchisees the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for $103.7 million (including transaction costs). In connection with this transaction, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further $79.5 million.

During 2004, the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for $31.9 million.

On May 26, 2003, Liquorland (Australia) Pty Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd. (Theo’s NSW) for A$179.8 million plus associated inventory for A$37.4 million and freehold property for A$14.8 million. The consideration comprises cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd. has guaranteed a value of A$7.00 per share throughout a period of three years, commencing May 26, 2003, and will bear any share price risk during that period. Should any additional consideration become payable it will be brought to account as a component of goodwill arising on the acquisition under Australian GAAP. Under U.S. GAAP, any additional consideration will be recorded as a reduction to equity. Since May 26, 2003, the share price has remained above A$7.00 per share and payment of the additional consideration is not probable. At balance date F2003 the share price was A$7.34 and at balance date F2004 the share price was A$9.16. As the share price has traded above the guaranteed price of A$7.00, no liability has been recognized under Australian or U.S. GAAP.

On January 6, 2003, Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty. Ltd. for A$38.7 million plus associated inventory for A$11.1 million and freehold property for A$17.5 million.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

On March 10, 2003, the CML Group sold Sydney Central Plaza for A$372.8 million, net of transaction and sale related costs of A$17.2 million. During 2004, additional proceeds of A9.9 million were received.

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

On May 27, 2002, Coles Myer Ltd. sold 100% of its investment in the issued capital of Amalgamated Food & Poultry Pty. Ltd. for A$65.0 million.

Details of the aggregate cash flows and consideration relating to the acquired businesses and controlled entities, which are accounted for as purchase business combinations, and the aggregate assets and liabilities of the entities at the date of acquisition were as follows:

	Acquisitions*			Disposals
	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Cash consideration (paid)/received net of cash acquired/disposed	(209.4)	(362.6)	(70.4)	31.9	372.8	66.5

Cash	17.4	3.2		(0.1)		(8.7)
Receivables – current		17.6			(2.1)	(1.9)
Inventories	73.9	51.8	12.9	(3.0)		(4.1)
Other assets – current		2.4			(1.2)	(0.2)
Property, plant and equipment	15.0	45.8	25.4	(10.2)	(363.0)	(64.6)
Deferred tax assets		2.0	1.4			(3.4)
Intangible assets	109.2	260.2	37.0	(9.3)		(13.4)
Other assets – non-current						(0.3)
Payables		(19.1)	(1.3)		(1.0)	18.9
Provisions – current	(6.1)	(1.3)	(4.5)	0.4		6.2
Interest bearing liabilities – non-current			(0.5)
Provisions – non-current						1.1

Net assets acquired/(disposed)	209.4	362.6	70.4	(22.2)	(367.3)	(70.4)

Reconciliation of cash flows:
Consideration	(209.4)	(362.6)	(70.4)	31.9	372.8	66.5
Consideration satisfied by share issue		117.7
Cash acquired/disposed	17.4	3.2		(0.1)		(8.7)

Cash (Outflow)/Inflow	(192.0)	(241.7)	(70.4)	31.8	372.8	57.8

*	The purchase method of accounting is applied. Net assets are recorded at fair value.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.	Reconciliation of cash

For the purposes of the Consolidated Statements of Cash Flows, cash includes cash on hand and at bank, net of bank overdrafts. Cash at the end of the year as shown in the Consolidated Statements of Cash Flows is reconciled to the relevant Consolidated Balance Sheet items as follows:

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Cash assets	849.0	905.5	866.0
Bank overdrafts	(7.1)	(10.8)

	841.9	894.7	866.0

D.	Non-cash financing and investing activities

Financing – CML issued ordinary shares under the Dividend Reinvestment Plan for A$59.3 million (2003 A$60.3 million, 2002 A$60.0 million).

Investments – During 2003 CML issued ordinary shares for A$117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

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

Credit standby facilities: The CML Group has A$530.0 million (2003 A$580.0 million) of committed facilities of which A$530.0 million (2003 A$580.0 million) were undrawn at balance date. The facilities have maturity dates ranging between December 2004 and August 2009 (2003 maturity dates ranged between October 2003 and August 2008).

Commercial paper: The CML Group has commercial paper programs based in Australia and Europe. The programs are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2003 $NIL).

Medium term notes: The CML Group has issued medium term notes under a debt issuance program and under medium term note programs in both Europe and Australia. It also operated a medium term note program in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are unconditionally guaranteed by Coles Myer Ltd. At balance date, A$670.6 million (2003 A$1,052.4 million) equivalent of medium term notes were on issue.

Other loans: A$NIL (2003 A$7.5 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

ISSUED SHARE CAPITAL

	Ordinary
	Fully Paid		Partly Paid A$0.01
	millions	A$M	millions	A$M
Balance, July 29, 2001	1,176.6	1,293.1	0.2	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	8.2	60.0
Shares bought back on-market	(0.2)	(1.4)

Balance, July 28, 2002	1,184.6	1,351.7	0.1	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	10.0	60.3
Issue for acquisition of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.	17.8	117.7

Balance, July 27, 2003	1,212.4	1,529.7	0.1	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	7.9	59.3
Exercise of options	5.1	37.1

Balance, July 25, 2004	1,225.4	1,626.1	0.1	—

	Preference (ReCAPS) Fully Paid
	millions	A$M
Balance, July 28, 2002	7.0	680.6

Balance, July 27, 2003	7.0	680.6

Balance, July 25, 2004	7.0	680.6

Notes on pages 106 to 168 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

RESERVES AND RETAINED PROFITS

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Asset revaluation reserve*
Balance at beginning	485.9	402.4	406.6
Fair value increment/(decrement) of freehold and investment properties	(8.2)	83.5	(4.2)

	477.7	485.9	402.4

* The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 “Revaluation of Non-current Assets”

Foreign currency translation reserve
Balance at beginning	(17.1)	—	—
Net exchange differences on translation of foreign controlled entity	(30.4)	(17.1)	—

	(47.5)	(17.1)	—

*  As an outcome of restructuring the method of financing a self sustaining foreign operation, foreign currency translation losses relating to the CML Group’s net investment have been incurred, resulting in A$17.1 million being recorded in the year ended July 27, 2003 and A$30.4 million in the year ended July 25, 2004.

Retained profits
Balance at beginning	1,120.1	904.1	906.0
Adjustment resulting from change in accounting policy for providing for dividends (Note 2)		149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (Note 2)		(6.6)
Net profit for the year	608.1	421.1	345.0
Cash dividends	(367.5)	(348.2)	(346.9)

	1,360.7	1,120.1	904.1

Total reserves and retained profits
Balance at beginning	1,588.9	1,306.5	1,312.6
Adjustment resulting from change in accounting policy for providing for dividends (Note 2)		149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (Note 2)		(6.6)
Net profit for the year	608.1	421.1	345.0
Cash dividends	(367.5)	(348.2)	(346.9)
Fair value (decrement)/increment of freehold and investment properties	(8.2)	83.5	(4.2)
Net exchange differences on translation of foreign controlled entity	(30.4)	(17.1)	—

	1,790.9	1,588.9	1,306.5

Notes on pages 106 to 168 form part of the financial statements.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

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

The financial statements have been prepared as a general purpose financial report, which complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial report is prepared in accordance with the historical cost convention, except for certain assets, which, as noted, are at valuation. The accounting policies adopted are consistent with those of the prior year. Comparative information has been restated where necessary, to present the information on a consistent basis with the current year disclosures.

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

In the financial statements submitted to shareholders, directors caused goodwill on acquisitions to July 31, 1988 to be written off as an extraordinary item, this being contrary to the treatment required by the relevant Australian accounting standard. Directors were satisfied all relevant goodwill on acquisitions would generate benefits for the company for periods of at least twenty years, but preferred immediate write off to amortization over an arbitrarily chosen period of years. However, the SEC requires that financial statements filed with it comply in all material respects with accounting standards in each company’s country

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of origin. Accordingly, in these financial statements prepared for purposes of filing with the SEC, goodwill on acquisitions to July 31, 1988 has been reinstated at cost and amortized, using the straight line method, against profit from operations over 20 years from date of acquisition, unless accelerated amortization is required due to a carrying value exceeding the recoverable amount. As a result, net profit reported in these financial statements has been decreased by A$8.4 million, (2003 A$8.4 million, 2002 A$8.8 million) with the aggregate adjustment arising from all prior years causing shareholders’ equity to increase by A$14.4 million (2003 A$22.8 million).

e	Equity accounting of associated companies

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are deemed to be immaterial.

f	Receivables

Trade and other debtors are recognized at nominal amounts as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

g	Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume related supplier rebates and supplier promotional rebates are recognized as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier (Note 2). These reimbursements are recorded as other revenue from non-operating activities (Note 3).

h	Investments

The carrying amounts of all listed investments are stated at the lower of cost and recoverable amount. Dividends from all investments are brought to account when receivable.

i	Property, plant and equipment

(i)	Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date. Under U.S. GAAP, a number of differences arise from revaluing property. Refer Note 31 for further explanation and a reconciliation to U.S. GAAP.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The depreciation rates used for each class of assets are as follows:

	2004	2003	2002
Buildings	1.5%	1.5%	1.5%
Plant and equipment	5% -33%	5% -33%	5% -33%
Computer software	20%	33%	33%

All costs directly incurred in the purchase or development of major computer software, including subsequent upgrades and material enhancements, are capitalised. Costs incurred on computer software maintenance are expensed as incurred.

Effective July 28, 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognised that computer software had a useful life not exceeding three years.

The revised accounting estimate recognises that in all material respects, computer software has a useful life not exceeding five years. The impact of the change was an increase to profit before tax of A$12.0 million for the year ended July 25, 2004. The impact on Basic and Diluted earnings per share was A$0.01 per share for the year ended July 25, 2004.

j	Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, reasonable amount is determined on the basis of the relevant group of assets.

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

Brand names purchased by the CML Group are measured at fair value on acquisition and brought to account as non-current assets. Brand names held at July 25, 2004 have an indefinite life.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Licenses

Liquor and gaming licenses purchased by the CML Group are measured at fair value and brought to account as non-current assets on acquisition. Effective July 29, 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that liquor licenses have an indefinite life where they have unlimited legal lives and are unlikely to become commercially obsolete. Gaming licenses purchased during 2003 have an indefinite life. As a consequence, no amortization of licenses was charged for the year ended July 27, 2003.

Had a change in estimate of useful life not taken place, an amount of A$10.3 million relating to amortization expense would have been charged in the year to July 27, 2003.

(iv)	Co-branded operating rights

The CML Group holds the right to operate certain Shell fuel and convenience outlets around Australia. An exclusive supply agreement for fuel and lubricant products is in place, which allows for the sites to be branded both “Coles Express” and “Shell”. Co-branded operating rights are amortised over twenty years.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Equity-based compensation benefits are provided to employees via the Executive Share Option Plan (Note 24). No accounting entries are made until options over unissued shares are exercised at which time the amounts receivable from executives are recognized in the Consolidated Balance Sheets as share capital. Under U.S. GAAP the fair value of options granted are charged against profits over the expected term of the options. The effect of this difference is described in Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

u	Earnings per share

The CML Group has applied the revised AASB 1027 Earnings Per Share (issued June 2001) for the first time from July 30, 2001.

(i)	Basic earnings per share

Basic earnings per share is determined by dividing net profit less non-redeemable reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

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

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The business segments reported are: Food, Liquor & Fuel, Kmart & Officeworks, Myer & Megamart, Target, Emerging Businesses and Property & Unallocated.

y	Rounding of amounts

Dollar amounts have been rounded to the nearest tenth of a million dollars. Where the amount is $50,000 or less, this is indicated by a dash (“-”). For the purpose of Notes 24 and 28 a dash indicates a nil balance.

z	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date (Note 2).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

aa	Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognised.

The provision recognized is based on the difference between the estimated cash flows to meet the unavoidable costs and the estimated cash flows to be received having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted to their present value.

Under U.S. GAAP this type of provision is not permitted. The effect of the difference from U.S. GAAP is reflected in Note 31.

ab	Workers’ compensation and self-insurance

The CML Group is self-insured for costs relating to workers’ compensation and general liability claims. Provisions are recognized based on claims reported, and an estimate of claims incurred but not yet reported. These provisions are determined on a discounted basis, utilizing an actuarially determined method which is based on various assumptions including but not limited to future inflation, investment return, average claim size and claim administration expenses.

ac	Advertising

Advertising costs are expensed as incurred.

ad	Stamp duty

Payments of stamp duty on leased property are deferred and amortised over the life of the lease.

ae	International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS. The adoption of Australian equivalents to IFRS will be first reflected in the CML Group’s financial statements for fiscal 2006, being the half-year ending 29 January 2006 and the year ending 30 July 2006.

The transitional rules for adoption of IFRS require the restatement of comparative financial statements using Australian equivalents of IFRS, except for AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”.

Most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as at 26 July 2004. An IFRS project team has been established to manage the transition to Australian equivalents of IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee every six months.

Most of the Australian equivalents to IFRS have been evaluated and a number of key differences have been identified with Australian GAAP. The completion of this analysis is expected during fiscal 2005, enabling the implementation of required changes ahead of fiscal 2006 relative to Australian GAAP. No attempt has yet been made to examine how these changes might be reviewed under U.S. GAAP and no commentary is included in these accounts in this regard.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following IFRS areas have been identified as significant for the CML Group relative to Australian GAAP:

(i) AASB 2 “Share-based Payment”

CML has established an Executive Share Option Plan, under which options are issued to employees. Under the current accounting policy an expense is not recognised for options issued (refer Note 1o).

On adoption of AASB 2, options issued to employees will be recognised as an expense over the relevant vesting periods. The expense will be determined with reference to the fair value of the options issued. The determination of fair value is prescribed by the new standard. An adjustment will be recorded against opening retained earnings at 26 July 2004 to reflect the fair value, so determined, of any options granted after 7 November 2002, but before 26 July 2004 that are not vested at 1 January 2005.

(ii) AASB 3 “Business Combinations”

Under the current accounting policy goodwill is amortised over the period in which the benefits are expected to arise (refer Note 1d).

Under AASB 3, goodwill is no longer amortised, but instead will be subject to impairment testing at each reporting date.

(iii) AASB 116 “Property, Plant and Equipment” and AASB 140 “Investment Property”

Under the current accounting policy freehold land and buildings and investment properties are measured at their fair value (refer Note 1i). Increments and decrements are offset, and the net movement in the valuation is recognised in the asset revaluation reserve.

Under AASB 140, where an insignificant portion of a property is held for the company’s own use it is classified as an investment property. Accordingly, it is unlikely that properties currently classified as investment properties will continue to meet the definition under IFRS. Properties that are not classified as investment properties under AASB 140 can be measured under either the revaluation model or the cost model prescribed by AASB 116.

Under the cost model the property is carried at its cost less accumulated depreciation and impairment losses. Under the revaluation model any gains arising from changes in fair value are recognised in the asset revaluation reserve. However, the gain shall be recognised in the net profit or loss to the extent that it reverses a revaluation decrement previously recognised in the net profit or loss. Losses are recognised in the net profit or loss except where the decrement reverses a previous revaluation increment in the reserve.

In addition, under IFRS increments and decrements within an asset class cannot be offset. Properties must be considered individually, which could result in greater volatility in the Statements of Financial Performance.

At this stage there has been no decision on which policy will be applied.

(iv) AASB 112 “Income Taxes”

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognised directly in equity.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the Statements of Financial Position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

It is expected that AASB 112 may require the CML Group to carry higher levels of deferred tax assets and liabilities. However, at this stage a significant transitional adjustment has not been identified.

(v) AASB 119 “Employee Benefits”

Under the current accounting policy an asset or liability is not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan (refer Note 23).

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Statements of Financial Position. The annual movements in those surpluses or deficits must be recorded in the Statements of Financial Performance, which could result in greater volatility.

Upon adoption, an actuarial valuation of the defined benefit superannuation plan will be performed in accordance with AASB 119, and an adjustment will be recorded against opening retained earnings at 26 July 2004.

(vi) AASB 136 “Impairment of Assets”

Under the current accounting policy the recoverable amount of assets is determined by reference to cash flows generated by a group of assets.

Under AASB 136 recoverable amount is assessed for each “cash generating unit”, which is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets.

At this stage the determination of the CML Group’s cash generating units has not been finalised.

(vii) AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”

CML has on issue 7,000,000 ReCAPS that are currently treated as equity (refer Note 20). Under AASB 132 the ReCAPS will be reclassified as debt, and dividends paid (refer Note 6) will be recorded as interest expense.

Under AASB 139 foreign exchange contracts held for hedging purposes will be recorded in the Statements of Financial Position at fair value. Changes in fair value will be recognised directly in equity where hedge effectiveness tests are met. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised in the Statements of Financial Performance.

AASB 132 and AASB 139 are not applicable until 1 August 2005. The impact on retained earnings at 1 August 2005 will depend on the value of foreign exchange contracts at that date.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to Australian equivalents of IFRS. In addition, some decisions have not yet been made where choices of accounting policies are available. For these reasons it is not yet possible to quantify the impact of the transition to Australian equivalents to IFRS on the CML Group’s financial position and reported results.

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

On initial adoption of the change at July 29, 2002, the CML Group inventory decreased by A$76.5 million (July 2001 A$76.7 million). If the accounting policy had always been applied, the impact of the change would have been an increase to profit before tax by A$0.2 million for the year ended July 28, 2002 and a decrease by A$2.8 million for the year ended July 27, 2003.

Under the Australian equivalents to IFRS which come into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Consolidated Income Statements.

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

An adjustment of A$149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at July 28, 2002 for the accrued ReCAPS dividend and the proposed final ordinary dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced current liabilities - provisions and total liabilities for the year ended July 27, 2003 by A$149.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid.

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

An adjustment of A$6.6 million was made at the beginning of the financial year to reduce retained profits, A$9.4 million to increase employee provisions, and A$2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the years ended July 28, 2002 and July 27, 2003 would have been immaterial.

3.	REVENUE

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Revenue from operating activities
Sales	32,266.8	27,016.6	25,688.7
Rebates and other allowances	27.1	17.7	650.6
Cumulative effect of change in accounting policy for supplier promotional rebates		(76.5)

Proceeds from disposal of
Property, plant and equipment	89.2	19.7	38.8
Sydney Central Plaza	9.9	372.8
Businesses and controlled entities	31.9		73.0

	131.0	392.5	111.8

Other revenue from non-operating activities
Interest income*	57.6	23.7	27.4
Rental income	25.9	30.8	37.8
Other income	225.7	220.8	221.1

	309.2	275.3	286.3

Total revenue	32,734.1	27,625.6	26,737.4

*	Includes interest from the Coles Myer Employee Share Plan Trust of A$38.0 million (2003 A$3.7 million, 2002 A$12.4 million), comprising A$2.7 million received in the first half of the financial year, and A$35.3 million received in the second half of the financial year as a result of the restructuring of the Trust by its trustees.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	OPERATING PROFIT

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Profit from ordinary activities before income tax expense includes the following net gains and expenses:
Gains:
Net gain/(loss) on sale of
Freehold property	7.8	1.4	15.0
Plant and equipment	(45.0)	(31.2)	(27.0)
Sydney Central Plaza	12.0	5.5
Businesses and controlled entities	9.7		(0.1)

	(15.5)	(24.3)	(12.1)

Expenses:
Interest	68.3	86.2	100.8
Other costs of finance	2.8	0.7	2.1

Total borrowing costs	71.1	86.9	102.9

Depreciation
Freehold buildings	0.7	0.7	0.6
Leasehold improvements	52.1	49.4	45.4
Plant and equipment	438.1	418.2	408.9

	490.9	468.3	454.9

Amortization
Liquor licenses			10.3
Co-branded operating rights	3.5
Goodwill	19.2	16.2	15.7
Computer software	20.1	25.3	9.7
Stamp duty	3.0	2.8	2.8

	45.8	44.3	38.5

Provisions
Employee entitlements	246.2	254.3	240.2
Workers’ compensation	101.3	101.2	64.6
Self-insured risks	13.1	14.1	9.5

	360.6	369.6	314.3

Write-down of non-current assets to recoverable amounts
Property, plant and equipment	45.9	12.8	10.4
Goodwill	5.7

	51.6	12.8	10.4

Bad and doubtful debts	4.7	3.8	9.6

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	INCOME TAX EXPENSE

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
The Australian statutory tax on profit is reconciled to the income tax expense as follows:
Profit before income tax	866.2	608.8	482.2

Statutory rate of taxation	30%	30%	30%
Tax calculated at the statutory rate on profit before income tax (from)/to which is (deducted)/added the tax effect of:	259.9	182.6	144.7
Non-deductible depreciation and amortization	6.4	2.5	5.4
Realization of unrecognized timing differences	(5.5)	(5.5)	(0.5)
Investment property tax depreciation		(2.1)	(3.5)
Lease termination payments	4.3
Under/(over) provision from prior year	(6.6)	2.0	10.4
Non-allowable goodwill amortization and write off	2.6	2.6	2.6
Loss/(profit) on property sales not subject to tax	(5.9)	0.6	(3.8)
Other items not subject to tax	(2.7)	(0.6)	(7.3)
Other non-deductible expenditure	6.5	6.6	2.0
Income losses recouped			(11.8)
Difference between accounting and tax profits from partnerships and trusts	(0.9)	(1.0)	(1.0)

Income tax expense	258.1	187.7	137.2

The components of income tax expense are:
Income tax expense credited to current tax provision	436.2	199.3	104.8
The net tax effect of temporary differences:
Fixed assets and software temporary differences	(58.0)	(26.7)	(17.9)
Co-branded operating rights	28.1
Employee entitlements	(3.9)	(12.7)	(4.3)
Prepayments	(0.9)	(0.4)	(3.2)
Provisions	(35.2)	(4.4)	29.1
Income received in advance	0.9	(1.6)	1.0
Income received from partnerships		(1.6)	2.1
Foreign exchange translation, hedge and
other finance costs	(13.6)	33.0	(19.3)
Inventory valuation	(65.6)	(24.4)	14.8
Other	(29.9)	27.2	30.1

Income tax expense	258.1	187.7	137.2

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	INCOME TAX EXPENSE (continued)

The significant temporary differences which give rise to deferred tax assets and liabilities are as follows:

	July 25, 2004		July 27, 2003
	Deferred income tax liabilities A$M	Future income tax benefits A$M	Deferred income tax liabilities A$M	Future income tax benefits A$M
Fixed assets and software depreciation	(32.8)	6.0	(101.2)	16.4
Foreign exchange translation, hedge and other finance costs	(4.9)		(4.8)	(13.7)
Employee entitlements		164.8		160.9
Prepayments	(15.9)		(16.8)
Income received in advance	(6.7)		(5.8)
Inventory valuation		67.5	1.9
Provisions and accruals	(20.0)	50.7	(48.4)	43.9
Lease incentives		13.7		14.4
Co-branded operating rights	(28.1)
Differences between tax and accounting income of partnerships and trusts			—

	(108.4)	302.7	(175.1)	221.9

Included in:
Provisions (non-current)	(108.4)		(175.1)
Other assets (non-current)*		302.7		221.9

	(108.4)	302.7	(175.1)	221.9

*	Potential future income tax benefits of A$7.1 million (2003 $7.1 million, 2002 A$NIL) attributable to tax losses of A$23.8 million (2003 $23.8 million, 2002 A$NIL) have not been recognized as realization of the losses is not virtually certain under Australian GAAP. Under U.S. GAAP, these tax losses would not be recognized as realization of the losses is not probable. Future income tax benefits attributable to tax losses that were recognized in 2002 totaled A$12.4 million.

These financial statements have been prepared on the basis that the CML Group implemented the tax consolidation legislation as of July 29, 2002. The Commissioner of Taxation has been notified of this decision and a tax sharing and a fax funding agreement between members of the tax-consolidated group is in place. As a consequence of implementing the consolidation legislation, CML, as the head company in the tax-consolidated group, recognizes current and deferred tax amounts relating to transactions, events and balances in the tax consolidated group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under an accounting tax sharing arrangement with the tax-consolidated subsidiaries are recognized separately as inter-company tax-related amounts receivable or payable. Expenses and revenues arising under the tax allocation arrangement are recognized as a component of income tax expense or revenue.

In the opinion of the directors, the tax sharing agreement is a verbal agreement under the tax consolidation legislation and limits the joint and several liability of the entities in the tax consolidation group.

The financial effect of the tax consolidation legislation has been recognized in these financial statements, with no material impact on the Consolidated Income Statements or balance sheets.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
6. DIVIDENDS

Final ordinary dividend for the year ended July 27, 2003 of 12.5 cents (2002 12.0 cents) paid on November 10, 2003. The 2002 final dividend was recognized as a liability at July 28, 2002, but adjusted against retained profits at the beginning of the financial year as a result of the change in accounting policy for providing for dividends (Note 2).	151.6	142.1	142.1

Interim ordinary dividend for the year ended July 25, 2004 of 14.0 cents (2003 13.5 cents, 2002 13.5 cents) paid on May 10, 2004	170.3	160.6	159.3

Preference A$3.2589 (2003 $3.2589, 2002 $3.2589) paid on December 1, 2003	22.8	22.8	22.8

Less: provided at July 29, 2001*			(7.6)

	22.8	22.8	15.2

Preference A$3.2589 (2003 $3.2411, 2002 $3.2411) paid May 31, 2004	22.8	22.7	22.7

Preference A$3.2589 payable December 2, 2002 pro rata to July 28, 2002*			7.6

Total ReCAPS dividends	45.6	45.5	45.5

	367.5	348.2	346.9

*  In previous periods A$7.6 million was provided at balance date. As a result of the change in accounting policy this has been adjusted against retained profits (Note 2). Since year-end the Directors have recommended the payment of a dividend of A$3.2589 per share, fully franked at 30% tax rate.

Dividends not recognized at year end

In addition to the above dividends, since year end the Directors have recommended the payment of a final dividend of 15.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%. Aggregate amount of the proposed dividend expected to be paid on November 8, 2004 out of retained profits at July 25, 2004, but not recognized as a liability at year end as a result of the change in accounting policy for providing for dividends (Note 2)	206.6	151.6

The franked portions of the final dividends recommended after July 25, 2004 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending July 31, 2005.

Dividend franking account

This amount represents the balance of the dividend franking account after allowing for current tax paid and provided for, dividend provisions (the 2002 financial year only), dividend payments and franking credits the CML Group is prevented from distributing (the 2002 financial year only), based on a tax rate of 30% (2002 30%).	412.9	141.4	39.7

During 2003, franking credits of A$118.2 million were transferred from wholly-owned entities to the parent entity at the time these entities entered the tax consolidated group.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004 A$M	July 27, 2003 A$M
7. RECEIVABLES (CURRENT)

Customer receivables	390.9	309.6
Allowance for doubtful accounts	(9.5)	(9.2)

	381.4	300.4

Other debtors	32.3	46.6
Allowance for doubtful accounts	(1.4)	(1.0)

	30.9	45.6

Short-term deposits	234.4

	646.7	346.0

Short-term deposits are due for maturity within 4 months and pay interest at 5.90%

8. OTHER ASSETS (CURRENT)

Prepayments	41.1	28.1

9. RECEIVABLES (NON-CURRENT)

Loan to employee share plan – Note 24	29.7	95.4
Term deposits and advances	18.1	23.7
Loans to associated unit trust and partnership	2.6	2.4

	50.4	121.5

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004 A$M	July 27, 2003 A$M
10. INVESTMENTS

Interests in bonds (market value 2004 A$9.1 million, 2003 A$7.7 million)*	9.1	7.7
Unlisted securities, at cost**	19.3	19.3

	28.4	27.0

Other:
Interest in shopping center unit trusts, At fair value ***	82.5	76.8
Interest in partnerships	2.0	2.0

	84.5	78.8

	112.9	105.8

*	Bonds have maturity dates extending to May 2009

**	The CML Group has a 2% interest in GlobalNetXchange Ltd. (GNX). GNX is an international retail alliance, which offers hosted software solutions for retail applications.

***	Fair value represents the estimated market selling price of the underlying property less any estimated selling costs. Capital gains tax has not been taken into account in determining the revalued amount.

Interest in associated trusts and partnerships:

	Investment		Interest
	July 25, 2004 A$M	July 27, 2003 A$M	July 25, 2004%	July 27, 2003%
Unit trusts
CMS General Trust (1)
- Property ownership	82.5	76.8	50	50

	82.5	76.8

Partnership
Fly Buys Partnership (2)
- Loyalty program	2.0	2.0	50	50

	2.0	2.0

Proprietary company
Quids Technology Pty. Ltd. (1)
- Software development	—	—	50	50

	—	—

(1)	Balance date is June 30

(2)	Balance date is December 31

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004 A$M	July 27, 2003 A$M
11. PROPERTY, PLANT AND EQUIPMENT

Freehold properties
Land
At fair value	213.7	202.1

Total land	213.7	202.1

Buildings
At fair value	35.9	45.5
Accumulated depreciation	(9.1)	(1.8)

	26.8	43.7

Total buildings	26.8	43.7

Total freehold properties	240.5	245.8

Leasehold improvements
At cost	705.3	674.5
Accumulated amortization	(333.5)	(297.4)

	371.8	377.1

Investment properties
Investment freehold properties At fair value	77.5	71.5

Total investment freehold properties	77.5	71.5

Total properties	689.8	694.4

Plant and equipment
At cost	5,667.7	5,659.1
Accumulated depreciation	(3,326.7)	(3,241.2)

	2,341.0	2,417.9

Computer software
At cost	160.2	152.5
Accumulated depreciation	(85.5)	(64.5)

	74.7	88.0

Capital work in progress, at cost	290.2	140.3

Total property, plant and equipment	3,395.7	3,340.6

The basis of valuation of freehold and investment properties is fair value, being the amounts for which the assets could be exchanged between willing parties in an arm’s length transaction. The latest assessments of fair value as at July 25, 2004 are primarily based on independent assessments.

Freehold and investment properties are recorded at current estimated market valuations (assuming continuation of the properties’ existing or intended use), as permitted by Australian GAAP. The effect of this variation from U.S. GAAP is shown in Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations	of the carrying amount of each class of property, plant and equipment are set out below:

CML Group 2004	Freehold properties:		Leasehold improvements	Investment properties	Plant and equipment	Computer software	Capital work in progress	Total
	Land	Buildings
Carrying amount at the start of the year	202.1	43.7	377.1	71.5	2,417.9	88.0	140.3	3,340.6
Additions	35.6	6.4	50.1	7.4	369.5	19.5	254.5	743.0
Disposals	(28.5)	(12.1)	(5.0)	(21.9)	(64.1)	(0.9)	(0.7)	(133.2)
Acquisitions of entities or operations			0.1		14.8	0.1		15.0
Fair value increments/ (decrements)	4.4	(15.8)		4.3	(5.7)			(12.8)
Write-down to recoverable amounts			(1.2)		(36.6)	(8.0)	(0.1)	(45.9)
Depreciation expense		(0.7)	(52.1)		(438.1)	(20.1)		(511.0)
Transfers (to)/from another class	0.1	5.3	2.8	16.2	83.3	(3.9)	(103.8)

Carrying amount at the end of the year	213.7	26.8	371.8	77.5	2,341.0	74.7	290.2	3,395.7

	July 25, 2004 A$M	July 27, 2003 A$M
12. INTANGIBLES

Goodwill, at cost	468.8	470.0
Accumulated amortization	(332.3)	(311.0)

	136.5	159.0

Licenses, at cost	358.6	362.6
Accumulated amortization	(27.4)	(27.4)

	331.2	335.2

Co-branded operating rights, at cost	103.7
Accumulated amortization	(3.5)

	100.2

Brand names, at cost	22.6	22.6

	590.5	516.8

13. OTHER ASSETS (NON-CURRENT)

Future income tax benefits	302.7	221.9
Other	30.0	29.8

	332.7	251.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004 A$M	July 27, 2003 A$M
14. ACCOUNTS PAYABLE

Trade creditors	2,067.8	1,896.6
Accrued liabilities	747.9	579.7

	2,815.7	2,476.3

15. BORROWINGS (CURRENT)

Bank overdraft	7.1	10.8
Other loans	254.4	—

	261.5	10.8

In 2002, other loans are predominantly due for repayment within 4 months of balance date with a weighted average interest rate of 6.38%. Refer Note 18 for details of the company’s negative pledge.

16. TAX LIABILITIES (CURRENT)

Provision for income tax	161.6	13.6

17. PROVISIONS (CURRENT)

Provision for employee benefits	477.1	465.0
Self-insured risks	36.9	36.3
Workers’ compensation	48.7	36.2
Provision for New Zealand onerous contracts	0.6	3.3

	563.3	540.8

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2004 A$ million	Self-insured risks	Workers’ compensation	Onerous contracts	Total
Carrying amount at the start of the year	36.3	36.2	3.3	75.8
Provisions acquired		5.6		5.6
Additional provisions recognized	13.1	101.3		114.4
Payments/utilized	(12.5)	(47.0)	(1.8)	(61.3)
Transfer between current & non-current		(47.4)	(0.9)	(48.3)

Carrying amount at the end of the year	36.9	48.7	0.6	86.2

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004 A$M	July 27, 2003 A$M
18. LONG-TERM DEBT

6.1% - 7.1% bonds and notes issued under domestic and international facilities due 2003 – 2005	330.0	600.0
0.3% - 6.5% unsecured international bonds and notes due 2002 – 2006	320.6	452.4
5.7% unsecured international loans due in 2004		7.5

	650.6	1,059.9
Net value of currency swaps supporting foreign currency facilities	62.8	83.4

	713.4	1,143.3

At balance date, all foreign currency borrowings were fully hedged. The CML Group’s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the Negative Pledge), and acceptance by investors of complementary Trust Deeds for public issues of bond and notes.

The Negative Pledge is the basis of an unsecured borrowing structure, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of total secured liabilities of creditors who are not a party to the Negative Pledge to total tangible assets at 40%. A controlled entity has pledged A$80.0 million of assets as security over obligations to a trade creditor. In addition, a pledge is given not to provide security over CML Group assets to parties to the Negative Pledge, without providing equivalent security to all parties to the Negative Pledge.

Liabilities covered by the above mature as follows:

2004/2005		409.3
2005/2006	292.7	430.5
2006/2007	167.9	80.1
2007/2008	50.0	90.0
2008/2009	90.0	50.0
2009/2010	50.0

	650.6	1,059.9

Long-term foreign currency loans included above consist of:

United States dollars	27.9	48.3
Japanese yen	292.7	411.6

	320.6	459.9

Unused firmly committed long-term financing facilities of A$530.0 million (2003 A$580.0 million) were available at year-end. All borrowings are generally subject to, or consistent with, terms and conditions of the Standard Coles Myer Negative pledge.

To limit its exposure to movements in foreign exchange rates the CML Group has entered into agreements to exchange Australian dollars and foreign currencies, predominantly the exchange of Australian dollars for United States dollars. At year end the total face value of contracts entered into was A$633.8 million (2003 A$626.3 million). Of these, A$383.4 million (2003 A$543.3 million) related to the principal exchanges under currency swaps for terms of up to 5 years, and A$250.4 million (2003 A$83.0 million) related to foreign currency contracts for terms of up to 1 year.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004 A$M	July 27, 2003 A$M
19. PROVISIONS (NON-CURRENT)

Provision for employee benefits	74.6	73.3
Provision for workers’ compensation	201.3	150.9
Deferred income tax	108.4	175.1
Provision for New Zealand onerous contracts	6.0	20.2

	390.3	419.5

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements and deferred income tax, are set out below:

CML Group – 2004 A$ million	Workers’ compensation	Onerous contracts	Total
Carrying amount at the start of the year	150.9	20.2	171.1
Provisions acquired	3.0		3.0
Provision no longer required due to re-measurement		(15.4)	(15.4)
Foreign exchange differences		0.3	0.3
Transfer between current & non-current	47.4	0.9	48.3

Carrying amount at the end of the year	201.3	6.0	207.3

	July 25, 2004 A$M	July 27, 2003 A$M
20. SHARE CAPITAL

Issued and paid up
Ordinary fully paid – 1,225,410,546 shares (2003 1,212,423,917)	1,626.1	1,529.7
Ordinary partly paid – 114,000 shares paid to A$0.01 (2003 124,000)	—	—
ReCAPS fully paid – 7,000,000 shares	680.6	680.6

	2,306.7	2,210.3

Changes in issued share capital during the year were:

•	the issue of 7,937,954 (2003 9,982,892) ordinary shares under the Dividend Reinvestment Plan for A$59.3 million (2003 A$60.3 million);

•	the conversion of 10,000 (2003 4,000) partly paid ordinary shares to fully paid ordinary shares, for A$NIL million (2003 A$NIL million);

•	the issue of 5,038,675(2003 NIL) ordinary shares for A$37.1 million (2003 A$NIL million) upon the exercise of options.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	SHARE CAPITAL (Continued)

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

At July 25, 2004, there were 114,000 (2003 124,000) partly paid shares on issue, of which a further $1.99 per share is uncalled.

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

Dividend Reinvestment Plan

The company has a dividend reinvestment plan under which holders of ordinary shares have previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The plan has been suspended. All future dividends will be paid in cash.

Share buy-back

At July 25, 2004, an on-market buy-back program remained in place, with 28.4 million (2003 28.4 million) shares remaining of the original approved limit of 30.0 million shares.

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

Under U.S. GAAP, ReCAPS have been reclassified from equity to debt. The impact of this is described in Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	July 25, 2004	July 27, 2003
21. EARNINGS PER SHARE

Basic earnings per share (A$)	0.46	0.32
Diluted earnings per share (A$)	0.47	0.33

Weighted average number of shares (’000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,216,260	1,192,073
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,304,470	1,294,840

Reconciliation of earnings used in calculating earnings per share (A$’000)
Basic earnings per share
Net profit	608,117	421,114
Dividends on reset convertible preference shares	(45,600)	(45,500)

Earnings used in calculating basic earnings per share	562,517	375,614

Diluted earnings per share
Net profit	608,117	421,114

Earnings used in calculating diluted earnings per share	608,117	421,114

	July 25, 2004 A$000	July 27, 2003 A$000
22. AUDITOR’S REMUNERATION

Amounts received or due and receivable by auditors for:
Audit	4,302	3,956

Other assurance services
Acquisitions/divestments	118	718
Sales certificates under leases	293	213
Advice on accounting standards	385	697
Related party transaction review	30	80
U.S. regulatory assistance	394	630
Assurance reviews	118
Other	149	265

	1,487	2,603
Taxation advice	199	219

Total PricewaterhouseCoopers	5,988	6,778

PwC Consulting*
Support for Food & Liquor review		400
Other		93

Total PwC Consulting		493

	5,988	7,271

*	The acquisition of PwC Consulting by IBM was completed on October 1, 2002. From this date CML’s auditor PricewaterhouseCoopers and PwC Consulting were organizations independent of each other.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	RETIREMENT BENEFITS

The CML Group sponsors several retirement plans covering a substantial proportion of permanent employees, including both defined benefit and defined contribution plans. The CML Group’s contribution to retirement plans for all company sponsored plans as recognized in these consolidated financial statements under Australian GAAP was A$63.9 million in 2004, A$61.2 million in 2003 and A$56.2 million in 2002.

Prior to March 12, 2003, the assets of both plans were held in the Coles Myer Superannuation Fund (CMSF). On March 12, 2003, the Company decided that retirement benefits would best be provided through a master trust agreement rather than a standalone fund. The Mercer Super Trust was selected and the members and assets were transferred to the Coles Myer Super Plan (CMSP), a sub plan of the Mercer Super Trust.

Prior to the transfer to the CMSP the accrued pension liability was calculated based on the status of the aggregated plans held in the CMSF. For the first time in 2004, the accrued pension liability has been calculated based on the status of the defined benefit portion of the CMSP only. There was no material adjustment required as a result of this change. Disclosures for 2002 and 2003 have been restated to ensure comparability with the 2004 disclosures.

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

Retirement benefit expense, actuarial assumptions, and the funded status of the defined benefit plans under Statement of Financial Accounting Standards No. 87 (SFAS 87) are as follows:

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Net periodic retirement benefit expense (Note a):
Service cost	19.4	23.0	24.8
Interest cost on projected benefit obligation	25.1	30.8	35.4
Expected return on assets	(28.8)	(37.8)	(45.7)
Net amortization and deferral		0.2	(1.8)

	15.7	16.2	12.7

Discount rate	5.25%	6.00%	6.00%
Rate of increase in compensation levels	4.00%	4.50%	5.00%
Expected long-term rate of return on assets	6.50%	7.00%	8.00%

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23.	RETIREMENT BENEFITS (continued)

	July 25, 2004 A$M	July 27, 2003 A$M
Projected benefit obligation, beginning of year	568.3	648.1
Service cost	19.4	23.0
Interest cost	25.1	30.8
Contributions by plan participants	9.3	21.6
Actuarial (profits)/losses	(53.2)	(80.4)
Benefits paid	(70.9)	(74.8)

Projected benefit obligation, end of year	498.0	568.3

Funded status of plans:
Plan assets at fair value, beginning of year	484.5	560.9
Actual return on plan assets	74.6	(36.7)
Contributions (employer and employee)	27.5	34.9
Benefits and expenses paid	(70.9)	(74.8)
Adjustment to assets at beginning of year	(19.7)	0.2

Plan assets at fair value, end of year (Note b)	496.0	484.5
Projected benefit obligation	(498.0)	(568.3)

Projected (shortfall)/benefit obligation less than plan assets	(2.0)	(83.8)
Unrecognized prior service cost
Unrecognized net loss/(gain) from past experience different from that assumed (Note c)	(65.5)	2.1

Accrued pension cost (Note d)	(67.5)	(81.7)

Notes:

a	As discussed above, the net periodic retirement benefit expense and accrued pension cost have not been recognized in these consolidated financial statements, which have been prepared under Australian GAAP and which record the expense for the year as the CML Group’s contributions payable to the plans. The amount of the contributions payable is determined by the terms of the respective trust deeds. The effect on the CML Group’s reported financial position and results of operations is reflected in Note 31.

b	Plan assets include fully paid ordinary shares in the company of A$NIL million (2003 A$NIL).

c	These are gains or losses in the plans that are deferred and recognized over future periods under U.S. GAAP. They represent the cumulative gain from changes in the value of either plan assets or the projected benefit obligation resulting from actual experience being different from that assumed when performing SFAS 87 calculations.

d	Accrued pension cost has been recorded in other non-current liabilities for the purposes of the U.S. GAAP reconciliation – refer Note 31.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	EMPLOYEE SHARE AND OPTION PLANS

CML has established a general employee share plan, the Coles Myer Employee Share Plan (the Plan), and the Coles Myer Employee Share Plan Trust (the Trust). The Trust acquired CML fully paid ordinary shares (shares) and then invited eligible employees to purchase them. At CML’s discretion employees who had worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months casually, were eligible to purchase shares on the following bases:

•	Shares were purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust

•	Employees pay for the shares by applying dividends on the shares and making voluntary payments

•	No interest is charged on the outstanding purchase price

•	Employees who left the CML Group within three years of acquiring shares under the Plan forfeited their shareholding

•	A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee depended on the employee’s position and performance within the CML Group. At balance date, the following shares were on issue:

Issue date	Type	Price A$	No. of shares offered per employee	No. of employees		Total shares on issue
				2004	2003	2004	2003
6 May 1994	G	4.93	200 to 2,500	16,321	17,920	10,086,800	11,138,550
15 June 1995	P	4.78	50 to 2,000	1,463	1,642	305,150	336,000
12 January 1996	P	4.54	50 to 2,500	1,656	1,839	355,420	395,630
14 August 1996	P	4.61	100 to 1,100	818	905	296,215	330,785

						11,043,585	12,200,965

G = General issue                    P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust.

CML has established an Executive Share Option Plan, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at CML’s discretion. Options are issued for A$NIL consideration. Each option is over one share. Options have no voting rights until exercised. The holders of options are entitled to participate in bonus share issues. Where options are over issued shares held by the Trust, the Trust’s consent is required to make the necessary shares available.

During 2004 the trustees restructured the Trust. The trustees disposed of eleven million CML shares. At balance date the Trust held a residual balance of 1,765,071 (2003 13,200,321) shares. This residual balance is held in reserve for the exercise of certain options issued under the Coles Myer Executive Share Option Plan. The exercise of all other options will be satisfied by the issue of new shares by CML.

The Trust used the proceeds from the sale of the eleven million shares to repay part of the loan from CML that related to the sold shares and to pay accrued loan interest of A$35.3 million. At balance date a loan of A$29.7 million (2003 A$95.4 million) was receivable from the Trust (refer Note 9).

The market value of CML ordinary shares at balance date was $9.16.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options granted under the Coles Myer Executive Share Option Plan to 25 July 2004 are:
Date of grant	Expiry date	Exercise price A $	Hurdle conditions (page 136)	No. of options at 27 July 2003	No. of options issued during period	No. of options exercised during period	No. of options lapsed during period	No. of options at 25 July 2004	No. of vested options at 25 July 2004
Jul 99	Oct 05	4.50	1	66,000	—	22,000	—	44,000	44,000
Jul 99	Oct 06	4.50	1	66,000	—	—	—	66,000	66,000
Jul 99	Oct 07	4.50	1	85,000	—	—	—	85,000	85,000
Nov 99	Nov 06	8.25	2	950,000	—	—	950,000	—	—
May 00	Oct 06	4.50	3	96,000	—	—	96,000	—	—
May 00	Oct 07	4.50	3	96,000	—	—	96,000	—	—
May 00	Oct 08	4.50	3	96,000	—	—	96,000	—	—
Jun 00	Jun 07	6.46	4	3,231,000	—	—	501,000	2,730,000	—
Nov 00	Jul 06	7.28	NIL	4,000,000	—	4,000,000	—	—	—
Aug 01	**	6.21	NIL	2,000,000	—	500,000	—	1,500,000	—
Sep 01	**	6.28	NIL	1,500,000	—	—	—	1,500,000	600,000
Sep 01	Sep 07	6.33	5	2,500,000	—	—	—	2,500,000	1,000,000
Oct 01	Apr 07	4.50	NIL	66,000	—	—	—	66,000	66,000
Oct 01	Apr 08	4.50	NIL	66,000	—	—	—	66,000	66,000
Oct 01	Apr 09	4.50	NIL	68,000	—	—	—	68,000	68,000
Mar 02	Dec 06*	7.66	5	18,133,000	—	675,163	1,113,841	16,343,996	6,378,837
Jun 02	Dec 06*	8.32	5	430,000	—	—	—	430,000	172,000
Jun 02	Dec 06*	7.66	NIL	12,142,000	—	329,930	1,081,451	10,730,619	4,195,600
Jun 02	Dec 07*	6.44	5	2,500,000	—	—	—	2,500,000	—
Jul 02	May 07*	8.26	5	400,000	—	—	—	400,000	—
Jul 02	May 07*	8.26	NIL	270,000	—	12,000	—	258,000	96,000
Dec 02	Dec 07*	6.59	5	510,000	—	14,000	56,000	440,000	—
Dec 02	Dec 07*	5.88	5	1,720,000	—	—	—	1,720,000	—
Dec 02	Dec 07*	6.59	NIL	120,000	—	7,582	22,418	90,000	—
Feb 03	Dec 07*	6.59	5	690,000	—	—	220,000	470,000	—
Feb 03	Dec 07*	6.59	NIL	90,000	—	—	—	90,000	—
May 03	May 08*	6.42	5	1,290,000	—	—	—	1,290,000	—
May 03	May 08*	6.42	NIL	120,000	—	—	—	120,000	—
Jun 03	May 08*	6.42	5	720,000	—	—	—	720,000	—
Jun 03	May 08*	6.42	NIL	300,000	—	—	24,608	275,392	—
Aug 03	Nov 08*	7.28	5	—	2,500,000	—	—	2,500,000	—
Aug 03	Nov 08*	7.28	6	—	500,000	—	—	500,000	—
Oct 03	Nov 08*	7.26	5	—	1,583,000	—	100,000	1,483,000	—
Oct 03	Nov 08*	7.26	NIL	—	390,000	—	—	390,000	—
Nov 03	**	7.53	7	—	1,500,000	—	—	1,500,000	—
Dec 03	Nov 08*	7.12	5	—	430,000	—	—	430,000	—
Jan 04	Nov 08*	7.26	5	—	1,100,000	—	—	1,100,000	—
Jan 04	Nov 08*	7.26	NIL	—	420,000	—	—	420,000	—
Apr 04	May 09*	7.43	5	—	540,000	—	100,000	440,000	—
Apr 04	May 09*	7.43	NIL	—	120,000	—	—	120,000	—
Jul 04	May 09*	7.43	5	—	770,000	—	—	770,000	—
Jul 04	May 09*	7.43	NIL	—	180,000	—	—	180,000	—
Jul 04	Nov 09*	8.43	5	—	210,000	—	—	210,000	—

Total				54,321,000	10,243,000	5,560,675	4,457,318	54,546,007	12,837,437

*	See legend on page 135

**	See legend on page 135

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	EMPLOYEE SHARE AND OPTION PLANS (continued)

At July 25, 2004, 4,500,000 options were outstanding that expired upon cessation of employment. Of the remaining options outstanding the weighted average remaining life was 2 years 11 months.

At July 27, 2003, there were 4,649,000 vested options. During 2003, 5,660,000 options were issued with exercise prices between A$5.88 and A$6.59 (weighted average A$6.30), 819,000 options were exercised with prices between A$NIL and A$6.21 (weighted average A$4.45), and 4,436,000 options lapsed with exercise prices between A$6.46 and A$8.26 (weighted average A$7.55).

Options exercised during the financial year and the number of shares provided to executives on the exercise of options:

Exercise date+	Fair value of shares at issue date+	2004 Number	2003 Number
September 2002	$5.87		80,000
November 2002	$6.25		80,000
January 2003	$6.35		40,000
February 2003	$5.68		23,000
June 2003	$7.12		540,000
July 2003	$7.10		56,000
September 2003	$7.74	500,000
October 2003	$7.69	22,000
December 2003	$7.53	7,582
March 2004	$8.10	340,940
April 2004	$8.33	159,800
May 2004	$8.41	137,600
June 2004	$8.46	97,746
July 2004	$8.70	4,295,007

Total		5,560,675	819,000

Aggregate proceeds received by the Trust from employees on the exercise of options over issued shares was A$3,204,000 (2003 A$3,640,500), and the fair value of those shares at issue date was A$4,039,180 (2003 A$5,594,840).

Aggregate proceeds received by CML from employees on the exercise of options over unissued shares was A$37,060,328 (2003 A$NIL), and the fair value of those shares at issue date was A$43,485,748 (2003 A$NIL).

Legend:

*	Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the CML Group.

**	Cessation of employment + 1 year.

+	Exercise dates are grouped by month, and the fair value of the shares at issue date is based on the weighted average of fair values on each issue date for that month.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	EMPLOYEE SHARE AND OPTION PLANS (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

1	Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001 and 2002; or

Total shareholder return (TSR) over any one of the periods 16 October 1998 to 15 October 2000, 15 October 2001 or 15 October 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange (ASX).

The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable.

2	TSR over any one of the periods 1 March 1999 to 28 February 2002, 28 February 2003, or 29 February 2004 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

The hurdles were not met and the options lapsed during 2004.

3	Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2001, 2002 and 2003; or

TSR over any one of the periods 16 October 1999 to 15 October 2001, 15 October 2002, or 15 October 2003 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

The hurdles were not met and the options lapsed during 2004.

4	TSR over any one of the periods 1 March 2000 to 28 February 2003, 29 February 2004, or 28 February 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

5	TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or earnings per share growth (EPSG) expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

6	TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or EPSG expressed as a compound annual growth rate must equal or exceed 15% over the relevant period.

7	TSR must exceed the median return over the relevant period of a list of top 50 industrial companies; or EPSG expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

For hurdles 5, 6 and 7, the options will progressively vest according to the level of TSR or EPSG achieved each year. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be retested in following years.

The directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity or which would lead to an incorrect comparison.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS AND CONTINGENT LIABILITIES

	July 25, 2004 A$M	July 27, 2003 A$M
Capital commitments

Contracted capital expenditure commitments not provided for in these financial statements, which principally relate to building and fixture contracts for new stores and shopping centers are as follows:
Not later than one year	190.0	222.1
Later than one year but not later than five years	3.4	12.3

	193.4	234.4

Lease commitments

The CML Group leases both property and equipment under operating leases. Future minimum lease obligations are detailed below.

	July 25, 2004 A$M	July 27, 2003 A$M
Operating leases:
Due not later than one year	939.1	846.9
Due later than one year and not later than five years	3,422.4	3,108.9
Due later than five years	5,023.7	4,633.6

Total future minimum lease obligations*	9,385.2	8,589.4

*	The CML Group subleases property and equipment to external parties. Future minimum lease obligations include any potential exposure arising from default by external parties.

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Base rental incurred	929.2	832.6	799.4

Percentage rental incurred	88.7	86.3	86.1

Rental received	25.9	30.8	37.8

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	COMMITMENTS AND CONTINGENT LIABILITIES (continued)

	July 25, 2004 A$M	July 27, 2003 A$M
Contingent liabilities

Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorized as arising from:

Guarantees
Trading guarantees	340.2	255.0

Coles Myer Ltd. has unconditionally guaranteed the obligations of Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd., both of which are controlled entities.

Coles Myer Ltd. has unconditionally guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission class order, thereby eliminating the need to prepare statutory financial statements for those entities.

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

During 2004, the CML Group acquired the right to operate certain Shell fuel and convenience outlets. These businesses operated as Coles Express. The results of the Coles Express business are included in the Food, Liquor and Fuel segment.

During 2004, management reporting was restructured resulting in Liquorland Direct being reported in Food, Liquor and Fuel, having previously been reported in Emerging Businesses. The 2003 and 2002 comparatives have been amended accordingly.

Industry Segments

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Revenue
Sales to external customers
Food, Liquor & Fuel	21,146.3	16,557.6	15,908.8
Kmart and Officeworks	4,679.9	4,368.6	3,903.6
Myer and Megamart	3,322.4	3,239.9	3,243.2
Target	2,851.8	2,646.9	2,422.4
Emerging businesses	266.4	203.6	210.7

	32,266.8	27,016.6	25,688.7
Intersegment sales (eliminated on consolidation)
Food, Liquor & Fuel			0.9
Kmart and Officeworks	1.1	0.9	0.8
Myer and Megamart
Target
Emerging businesses	24.2	31.5	25.0

	25.3	32.4	26.7
Total sales
Food, Liquor & Fuel	21,146.3	16,557.6	15,909.7
Kmart and Officeworks	4,681.0	4,369.5	3,904.4
Myer and Megamart	3,322.4	3,239.9	3,243.2
Target	2,851.8	2,646.9	2,422.4
Emerging businesses	290.6	235.1	235.7

	32,292.1	27,049.0	25,715.4
Other revenue[1]
Food, Liquor & Fuel	132.6	44.6	657.7
Kmart and Officeworks	51.4	16.0	134.6
Myer and Megamart	49.0	51.5	129.1
Target	30.2	14.9	49.8
Emerging businesses	7.6	10.0	23.3
Property and Unallocated	138.9	448.3	26.8

	409.7	585.3	1,021.3
Total segment revenue[2]
Food, Liquor & Fuel	21,278.9	16,602.2	16,567.4
Kmart and Officeworks	4,732.4	4,385.5	4,039.0
Myer and Megamart	3,371.4	3,291.4	3,372.3
Target	2,882.0	2,661.8	2,472.2
Emerging businesses	298.2	245.1	259.0
Property and Unallocated	138.9	448.3	26.8

	32,701.8	27,634.3	26,736.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	SEGMENT INFORMATION (continued)

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Segment result – management reporting[3]
Food, Liquor & Fuel	697.6	602.0	537.4
Kmart and Officeworks	135.6	103.6	62.4
Myer and Megamart	60.7	25.2	(21.6)
Target	150.9	92.0	51.7
Emerging businesses	(19.2)	(9.7)	(13.9)
Property and Unallocated	(81.2)	(84.5)	(57.5)

Total Segment result – management reporting	944.4	728.6	558.5

Segment result – Australian GAAP[3]
Food, Liquor & Fuel	674.5	562.0	541.6
Kmart and Officeworks	151.0	103.8	62.4
Myer and Megamart	42.8	5.0	(26.5)
Target	149.7	89.9	51.7
Emerging businesses	(19.2)	(9.7)	(13.9)
Property and Unallocated	(119.1)	(79.0)	(57.6)

Total Segment result – Australian GAAP	879.7	672.0	557.7
Net borrowing costs	(13.5)	(63.2)	(75.5)

Profit before tax	866.2	608.8	482.2
Income tax expense	(258.1)	(187.7)	(137.2)

Net profit	608.1	421.1	345.0

[1]	Reduction in other revenue is due to the accounting policy change for rebates - refer Note 2.

[2]	Total segment revenue excludes interest income and includes inter-segment sales.

[3]	Segment result is calculated as profit before interest and tax. Management reporting excludes goodwill amortization for acquisitions prior to July 1988, and is adjusted for other non-recurring items that management do not consider to be reflective of the underlying operations of the business.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	SEGMENT INFORMATION (continued)

	2004 A$M	2003 A$M	2002 A$M
Segment assets
Food, Liquor & Fuel	3,980.9	3,551.2	3,216.1
Kmart and Officeworks	1,384.8	1,362.1	1,267.7
Myer and Megamart	1,000.3	1,036.2	1,087.1
Target	805.9	793.8	782.2
Emerging businesses	79.6	74.0	50.1
Property and Unallocated	1,497.5	1,413.6	1,652.4

	8,749.0	8,230.9	8,055.6
Tax assets	302.7	221.9	265.0

Total assets	9,051.7	8,452.8	8,320.6

Segment liabilities
Food, Liquor & Fuel	(1,789.7)	(1,564.3)	(1,506.7)
Kmart and Officeworks	(544.4)	(520.3)	(479.3)
Myer and Megamart	(390.9)	(397.3)	(337.8)
Target	(352.1)	(340.5)	(281.0)
Emerging businesses	(47.0)	(46.6)	(51.7)
Property and Unallocated	(1,560.0)	(1,595.9)	(2,075.8)

	(4,684.1)	(4,464.9)	(4,732.3)
Tax liabilities	(270.0)	(188.7)	(249.5)

Total liabilities	(4,954.1)	(4,653.6)	(4,981.8)

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Acquisitions of property, plant and equipment, intangibles and other non-current segment assets
Food, Liquor & Fuel	513.3	627.3	402.0
Kmart and Officeworks	68.3	116.5	46.3
Myer and Megamart	67.4	53.4	42.8
Target	53.2	41.5	35.5
Emerging businesses	6.8	11.2	6.0
Property and Unallocated	164.3	142.4	84.5

	873.3	992.3	617.1

Depreciation and amortization expense
Food, Liquor & Fuel	290.2	260.6	251.1
Kmart and Officeworks	69.9	67.9	67.4
Myer and Megamart	69.1	73.1	73.1
Target	52.5	55.7	47.8
Emerging businesses	4.4	4.4	4.6
Property and Unallocated	50.6	50.9	49.4

	536.7	512.6	493.4

Other non-cash expenses
Food, Liquor & Fuel	25.7	59.0	15.4
Kmart and Officeworks	4.8	23.7	7.2
Myer and Megamart	3.3	21.6	(0.3)
Target	3.2	2.8	(4.2)
Emerging businesses	(1.0)	(0.7)	(5.3)
Property and Unallocated	73.0	70.8	45.0

	109.0	177.2	57.8

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	SEGMENT INFORMATION (continued)

Geographic regions

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
Sales to external customers
Australia	32,113.4	26,869.0	25,565.3
New Zealand	153.4	147.6	123.4

	32,266.8	27,016.6	25,688.7

Acquisition of non-current assets
Australia	869.2	988.3	616.9
New Zealand	2.4	0.3	0.1
Other *	1.7	3.7	0.1

	873.3	992.3	617.1

	2004 A$M	2003 A$M	2002 A$M
Assets
Australia	8,433.6	8,120.3	8,196.3
New Zealand	293.3	91.3	82.8
Other *	22.1	19.3	41.5

	8,749.0	8,230.9	8,320.6

*	Other geographic regions consist of various legal entities principally in China.

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food, Liquor & Fuel	Retail of grocery, liquor and fuel products.
Kmart & Officeworks	Retail of apparel, general merchandise and stationery items.
Myer & Megamart	Retail of apparel and general merchandise
Target	Retail of apparel and general merchandise
Emerging Businesses	E-commerce trading, predominantly the Coles Online and Harris Technology Businesses.
Property and Unallocated	Management of the CML property portfolio and unallocated or corporate functions

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

Directors and director-related entities

Disclosures relating to directors and specified executives are set out in Note 28.

Transactions with entities in the wholly owned group

CML is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on normal commercial terms and conditions.

Dividends, interest and lease rental details are disclosed in Notes 3, 4 and 25. Details of ownership interests in controlled entities are disclosed in Note 33.

Transactions with other related parties

The aggregate amounts brought to account in respect of the following types of transactions and each class of related party involved were:

Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$4,032,285 (2003 A$3,911,866) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at balance date A$NIL (2003 A$NIL).

Distributions received and receivable by the CML Group from associated entities A$7,445,915 (2003 A$6,427,609) in accordance with Trust Deed and Partnership Agreements.

The CML Group’s cost of participation with an associated entity in a customer loyalty program A$43,726,000 (2003 A$29,526,537) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at balance date A$10,488,000 (2003 A$7,845,878).

The sale of gift vouchers to an associated entity on normal commercial terms and conditions A$18,000,000 (2003 A$21,750,000). Balance of amounts receivable from an associated entity by the CML Group (current) at balance date A$NIL (2003 A$NIL).

Details of associated entities are disclosed in Note 10.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	DIRECTOR AND EXECUTIVE DISCLOSURES

AASB 1046 “Director and Executive Disclosures by Disclosing Entities” has been applied for the first time in 2004. These disclosures are in more detail than previously required.

Directors

The following persons were directors of CML during the financial year:

Chairman – non-executive

Richard Allert

Executive director

John Fletcher

Non-executive directors

Patricia Akopiantz

Keith Barton

Richard Charlton (retired 26 November 2003)

William Gurry

Anthony Hodgson

Mark Leibler (retired 18 November 2004)

Sandra McPhee

Martyn Myer

Michael Wemms

Executives (other than executive director, John Fletcher) with the greatest authority for strategic direction and management.

The following persons were the executives with the greatest authority for the strategic direction and management of the CML Group (specified executives) during the financial year:

Steven Cain	Group Managing Director, Food, Liquor and Fuel (appointed 11 August 2003)
Larry Davis	Managing Director, Target
Tim Hammon	Chief Officer, Corporate & Property Services
Fraser MacKenzie	Chief Financial Officer
Dawn Robertson	Managing Director, Myer
Hani Zayadi	Managing Director, Kmart

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The remuneration of non-executive directors reflects the size and complexity of the CML Group as well as the additional compliance issues arising from its multiple stock exchange listings. Committee fees are included in non-executive remuneration.

Emoluments for the executive director and senior executives in the CML Group are designed to drive performance over both the short and long-term. The CML Group’s remuneration structure provides rewards for increasing shareholder value and the achievement of financial targets and business strategies.

Emoluments are structured to attract, retain and motivate high calibre directors and senior executives who are best able to enhance the CML Group performance. Remuneration packages for specified executives recruited from overseas are structured such that they are competitive with their home country.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

The senior executive remuneration structure has three components:

1.	Fixed compensation

The annual review of senior executives’ remuneration packages takes account of market comparisons for similar sized roles in other major corporations, performance of the incumbent, the appropriate mix of skills and experience and the performance of individual business groups and of the total CML Group. Appropriate advice is obtained from external consultants as to market and economic conditions as well as current directions in senior executive remuneration in Australia and overseas.

2.	Senior Executive Incentive Scheme

The Senior Executive Incentive Scheme is based directly on the successful achievement of individual business unit, business group and the CML Group performance targets over the financial year and is paid annually as cash. Performance targets include financial (eg. profitability and comparative store growth) and non-financial measures (eg. safety).

For Retail Support executives, their performance targets also include key strategic deliverables relating to their functional area of responsibility. Executives need to be employed with the CML Group at the completion of the financial year to which the incentive relates, to be eligible to receive any payment.

3.	Executive Share Option Plan

CML’s Executive Share Option Plan is designed to reward senior executives for the creation of sustainable shareholder wealth over a 2-5 year period. The plan is currently based on market priced options, the exercise of which is linked to the achievement of performance hurdles. The performance hurdles are based on the achievement of relative total shareholder return in the top 50 industrials or minimum earnings per share growth expressed as a compound annual growth rate (refer Note 24).

Senior executive remuneration packages are based on established, long-standing work value assessments to provide a robust, systematic approach to determining remuneration packages, which are market competitive with similar sized roles in other major Australian corporations. Whole-of-job comparison is also undertaken to ensure packages are fair and reasonable as well as being financially responsible.

The nature and amount of each component of the emoluments are reviewed annually by the Board Nomination and Remuneration Committee in respect of both the performance of the CML Group and industry best practice. The Board Nomination and Remuneration Committee is responsible for reviewing and making recommendations to the Board in respect to the emoluments of non-executive directors, the managing director and chief executive officer and senior executives reporting to the managing director and chief executive officer.

Contracts for the managing director and chief executive officer, John Fletcher, and specified executives generally provide for 12 months notice by both the Company and the executive. Mr MacKenzie is employed on a contract which provides that if his employment is terminated prior to 30 April 2007 he will receive payment up to but not beyond that date. After 30 April 2007 Mr MacKenzie’s contractual notice period will be 12 months. Mr MacKenzie is required to provide the Company with 6 months notice. If the employment of Ms Robertson is terminated within three years of the date she commenced employment (May 2002), she will receive a payment of twelve months salary in addition to the twelve months notice period.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

Details of remuneration

Details of the remuneration of each director of CML, including their personally-related entities, is set out in the following table.

	Primary			Post Employment
	Salary & Fees	Bonus	Non- monetary[1]	Superannuation Contribution	Retirement Benefit[2]	Cost to the Company
Patricia Akopiantz	116,450	—	—	9,956	102,771	229,177
Richard Allert	313,325	—	—	27,675	239,078	580,078
Keith Barton	130,894	—	—	11,256	—	142,150
Richard Charlton	37,786	—	—	3,225	4,182	45,193
William Gurry	108,325	—	—	9,225	52,310	169,860
John Fletcher[3]	2,288,953	2,412,705	2,956	8,250	—	4,712,864
Anthony Hodgson	151,536	—	—	13,114	—	164,650
Mark Leibler[4]	116,450	—	—	—	19,590	136,040
Sandra McPhee	130,894	—	—	11,256	—	142,150
Martyn Myer	116,450	—	—	9,956	14,930	141,336
Michael Wemms	138,348	—	—	11,927	—	150,275

Total	3,649,411	2,412,705	2,956	115,840	432,861	6,613,773

1.	Non-monetary items include costs relating to motor vehicles.

2.	Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received. In prior years retirement benefits have been disclosed when paid. For 2004, retirement benefits have been presented on an accruals basis in accordance with AASB 1046. Mr Charlton received a payment of $346,054 upon retirement from the Board on 26 November 2003. The amount of $4,182 shown in the table represents the retirement benefit accrued during 2004 through to the date of his retirement.

3.	Including option amortisation of $1,256,131, Mr Fletcher’s remuneration is $5,968,995. Options have been valued by independent valuers using the Black-Scholes option pricing model. In accordance with AASB 1046, performance conditions are excluded from the valuation. Where options are subject to performance conditions, the disclosure reflects the maximum achievable allocation. The option value is amortised over the vesting period of the option. Option amortisation is included for disclosure purposes only. It is not included in the Consolidated Income Statements as it does not result in a cost to the CML Group. As detailed in Note 31(g), for the purpose of U.S. GAAP, performance conditions are included in the valuation, and option values are charged against profit.

4.	Mr Leibler’s fees are paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly, superannuation contributions are not deducted. The fees are also subject to GST.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

The nature and details of employment arrangements with specified executives are set out in the following remuneration table.

	Primary
$	Salary & Fees	Bonus	Non- Monetary[1]	Super- annuation Contribution[2]	Other Benefits[3]	Cost to the Company	Option Amortisation[4]	Total
Steven Cain	1,414,123	1,159,110	—	—	500,000	3,073,233	1,328,285	4,401,518
Larry Davis	1,052,878	835,232	99,786	—	—	1,987,896	443,686	2,431,582
Tim Hammon	768,988	800,037	—	11,050	—	1,580,075	421,360	2,001,435
Fraser MacKenzie	717,904	725,960	—	11,967	—	1,455,831	356,573	1,812,404
Dawn Robertson	1,439,585	806,032	205,139	—	276,345	2,727,101	1,150,818	3,877,919
Hani Zayadi	1,355,292	799,726	208,934	—	146,771	2,510,723	489,240	2,999,963

Total	6,748,770	5,126,097	513,859	23,017	923,116	13,334,859	4,189,962	17,524,821

1.	Non-monetary items include costs relating to motor vehicles, accommodation, travel, insurance and tax planning that have been paid by the CML Group on behalf of the executive.

2.	Superannuation contributions are not required for overseas nationals who hold certain business visas.

3.	Other benefits include sign-on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. For 2004, other benefits have been presented on an accruals basis in accordance with AASB 1046. In prior years, other benefits were disclosed when the executive became entitled to, and received payment. Had AASB 1046 always been applied, an additional $46,057 would have been disclosed in 2003 for Ms Robertson, and an additional $146,771 would have been disclosed in both 2002 and 2003 for Mr Zayadi.

4.	Options have been valued by independent valuers using the Black-Scholes option pricing model. In accordance with AASB 1046, performance conditions are excluded from the valuation. Where options are subject to performance conditions, the disclosure reflects the maximum achievable allocation. The option value is amortised over the vesting period of the option. Option amortisation is included for disclosure purposes only. It is not included in the Consolidated Income Statement as it does not result in a cost to the CML Group. As detailed in Note 31(g), for the purpose of U.S. GAAP, performance conditions are included in the valuation, and option values are charged against profit.

Options provided as remuneration

Details of options over ordinary shares of CML provided as remuneration to each director of CML and each of the specified executives of the CML Group are set out below. Further information on options is set out in Note 24.

	Exercise Price	Balance at 27 July 2003	Granted during the year		Value of option granted	Exercised	Market price at date of exercise[4]	Lapsed during the year	Balance at 25 July 2004		Vested during the year	Vested at 25 July 2004[5]
John Fletcher	$6.33	2,500,000	—		—	—	—	—	2,500,000		1,000,000	1,000,000
	$7.53	—	1,500,000	[1]	$1.17	—	—	—	1,500,000		—	—
Steven Cain	$7.28	—	2,500,000	[2]	$1.36	—	—	—	2,500,000		—	—
	$7.28	—	500,000	[3]	$1.36	—	—	—	500,000		—	—
Larry Davis	$6.28	1,500,000	—		—	—	—	—	1,500,000	[6]	300,000	600,000
Tim Hammon	$4.50	67,000	—		—	22,000	$7.69	—	45,000		—	45,000
	$4.50	48,000	—		—	—	—	48,000	—		—	—
	$6.46	115,000	—		—	—	—	—	115,000		—	—
	$4.50	100,000	—		—	—	—	—	100,000	[6]	34,000	100,000
	$7.66	745,000	—		—	—	—	—	745,000		298,000	298,000
Fraser MacKenzie	$5.88	860,000	—		—	—	—	—	860,000		—	—
Dawn Robertson	$6.44	2,500,000	—		—	—	—	—	2,500,000		—	—
Hani Zayadi	$6.21	2,000,000	—		—	500,000	$7.74	—	1,500,000	[6]	500,000	—

Total		10,435,000	4,500,000			522,000		48,000	14,365,000		2,132,000	2,043,000

1.	Options granted are exercisable in accordance with the conditions described in footnote 7 of note 24, and expire one year after cessation of employment.

2.	Options granted are exercisable in accordance with the conditions described in footnote 5 of note 24, and expire 60 days after the announcement of the results of the CML Group for the year ending July 2008.

3.	Options granted are exercisable in accordance with the conditions described in footnote 6 of note 24, and expire 60 days after the announcement of the results of the CML Group for the year ending July 2008.

4.	Options exercised have been fully paid.

5.	Vested options are fully exercisable.

6.	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

Directors’ and specified executives’ share holdings

The numbers of ordinary shares in CML held during the year by each director of CML and each of the specified executives of the CML Group, including their personally-related entities, are set out below.

	Balance at 27 July 2003	Options Exercised	Net Change Other	Balance at 25 July 2004
Directors
Patricia Akopiantz	3,144	—	109	3,253
Richard Allert	29,961	—	45	30,006
Keith Barton	—	—	10,200	10,200
Richard Charlton[1]	10,594	—	10	10,604
John Fletcher	28,061	—	38	28,099
William Gurry	102,500	—	3,669	106,169
Anthony Hodgson	6,000	—	—	6,000
Mark Leibler	45,600	—	—	45,600
Sandra McPhee[2]	—	—	4,139	4,139
Martyn Myer	52,013	—	(2,573)	49,440
Michael Wemms	—	—	208	208
Specified Executives
Steven Cain	—	—	—	—
Larry Davis	—	—	—	—
Tim Hammon	628	22,000	(21,977)	651
Fraser MacKenzie	3,000	—	—	3,000
Dawn Robertson	—	—	—	—
Hani Zayadi	—	500,000	(500,000)	—

Total	281,501	522,000	(506,132)	297,369

The number of ReCAPS held during the year by each director of CML, including their personally-related entities are set out below. Specified executives do not hold any ReCAPS.

	Balance at 27 July 2003	Balance at 25 July 2004
Directors
Patricia Akopiantz	—	—
Richard Allert	—	—
Keith Barton	300	300
Richard Charlton[1]	—	—
John Fletcher	120	120
William Gurry	—	—
Anthony Hodgson	—	—
Mark Leibler	—	—
Sandra McPhee[2]	—	—
Martyn Myer	900	900
Michael Wemms	—	—

Total	1,320	1,320

1.	Mr Charlton retired on 26 November 2003. At this time, Mr Charlton held 10,604 ordinary shares in CML and NIL ReCAPS.

2.	Ms McPhee also holds 3,400 (2003 3,400) endowment warrants.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	DIRECTOR AND EXECUTIVE DISCLOSURES (Continued)

Other transactions with directors and specified executives

The CML Group has a comprehensive statement of Corporate Governance principles. This Statement incorporates detailed policies in respect to director-related party transactions. The major elements of the policy are:

•	Directors must advise the Company of all director-related entities.

•	Where there are total transactions between the CML Group and a director’s related entities exceeding $1 million in any month, then the director must supply CML with details of these transactions.

•	The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/Governance Committee prior to committing the CML Group:

•	Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed $5 million in any one year,

•	All agreements to lease and/or leases of property, and

•	All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

•	In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML’s external auditor. No such review occurred in 2004.

•	All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

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

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on November 21, 1989. The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received.

Mr M.K. Myer

The CML Group had transactions with Armidale No 2 Property Syndicate, a director related party of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in Armidale No 2 Property Syndicate, an entity controlled by his brother.

The type of transaction between the director-related entity and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business $906,400 net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date $NIL.

The CML Group has entered into an agreement to lease a property from a related party of Mr M.K. Myer. Mr M.K. Myer has no financial interest in the related party. The lease is anticipated to commence in the 2005 financial year.

Other directorships

Some directors of CML are also directors of public companies, which have transactions with the CML Group. The relevant directors do not believe they have the capacity to control or significantly influence the financial or operating policies of those companies. The companies are therefore not considered to be director-related entities for the purpose of the disclosure requirements of AASB 1046.

Indemnity of officers

Article 70 of CML’s Constitution obliges CML to indemnify, to the full extent the law permits, each person to whom the article applies for all losses and liabilities incurred by them as an officer of CML or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a director or secretary and to any officer or former officer of CML or related body corporate as the directors decide in each case.

The article does not limit the power of CML to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before April 15, 1994. The article does not confer rights on a person who ceased to be a director or secretary before November 20, 1997.

CML has also entered into a Good Faith Protection and Access Deed (the Deed) with its directors following shareholder approval to do so at the November 18, 1999 Annual General Meeting. On October 21, 2003, CML entered into a Deed with Messrs Barton, Hodgson and Wemms and Ms McPhee.

Additionally, on October 21, 2003, CML entered into a supplemental deed with each of Messrs Allert, Charlton, Fletcher, Liebler, Myer and Gurry and Ms Akopiantz which contained a number of supplemental provisions to update the Deed for developments in the law and to ensure consistency with the form of the Deed entered into with directors appointed during the 2003 year. The Deeds provide for indemnification of the directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No director or officer of CML has received the benefit of an indemnity from the Company during or since the end of the year.

CML maintains a Directors’ and Officers’ insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

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

Under the interest rate swaps and cross currency swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At July 25, 2004 the fixed interest rates vary from 1.1% to 7.4%. The terms and notional principal amounts of the CML Group’s outstanding contracts at balance date are:

	Average rate
	July 25, 2004%	July 27, 2003%	July 25, 2004 A$M	July 27, 2003 A$M
Less than one year	5.90	5.10	525.0	628.1
One to two years	4.13	5.33	775.4	525.0
Two to three years	4.99	3.98	187.5	773.5
Three to four years	5.64	4.96	140.0	187.5
Four to five years		5.64		140.0

			1,627.9	2,254.1

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL INSTRUMENTS DISCLOSURE (continued)

b	Futures and Forward Contracts

Interest Rate Futures

Futures contracts and forward rate agreements undertaken by the CML Group are for delayed delivery of cash or financial instruments in which the seller agrees to settle at a specified price or yield. The terms and notional amounts of the CML Group’s outstanding contracts at balance date are:

	Average rate
	July 25, 2004%	July 27, 2003%	July 25, 2004 A$M	July 27, 2003 A$M
Less than three months		4.46		450.0
3 to 12 months		4.23		250.0

				700.0

Currency Contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a pre-determined exchange rate to hedge its foreign currency assets and borrowings. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group’s major outstanding contracts at balance date were:

	Average rate
	July 25, 2004 currency/A$	July 27, 2003 currency/A$	July 25, 2004 A$M	July 27, 2003 A$M
United States dollars
Less than 3 months	0.71	0.65	232.2	74.8
3 to 12 months	0.70	0.63	4.3	3.9

			236.5	78.7

New Zealand dollars
Less than 3 months	1.11		(3.1)
Pounds Sterling
Less than 3 months	0.39		1.2
Hong Kong dollars
Less than 3 months	5.36	5.18	0.1	0.2
Euro
Less than 3 months	0.58	0.58	9.2	2.8
3 to 12 months	0.57	0.57	0.1	0.2

			9.3	3.0

			244.0	81.9

c	Options

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

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group’s major outstanding foreign currency option contracts at balance date were:

	Average rate
	July 25, 2004 currency/A$	July 27, 2003 currency/A$	July 25, 2004 A$M	July 27, 2003 A$M
United States dollars
Less than 3 months	0.73	0.65	38.1	53.9
3 to 12 months	0.71	0.68	3.1	0.4

			41.2	54.3

Hong Kong dollars
Less than 3 months		5.79		—

			41.2	54.3

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options was immaterial as at July 25, 2004 (2003: immaterial).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Interest rate risk

The CML Group’s exposure to interest rate risk and the effective interest rates on financial instruments at balance date were:

	Weighted average effective interest rate %	Floating interest rate A$M	Fixed interest rate maturing			Total A$M
			1 year or less A$M	1 to 5 years A$M	Non interest bearing A$M
At July 25, 2004
Assets
Cash and deposits	5.52	1,083.4				1,083.4
Customer receivables					433.0	433.0
Employee Share Plan	4.92	29.7				29.7
Interests in bonds	6.29		5.5	3.6		9.1
Interests in unit trusts and partnerships					103.8	103.8

Total financial assets		1,113.1	5.5	3.6	536.8	1,659.0

At July 25, 2004
Liabilities
Trade creditors and accrued liabilities					2,815.7	2,815.7
Medium term notes – domestic	7.03		350.0			350.0
Medium term notes – international	1.00	66.1		254.5		320.6
Other international loans	6.25	234.4				234.4
Overdrafts	8.95	7.1				7.1
Interest rate swaps*	4.66	(35.5)	175.0	(139.5)
Cross currency swaps	5.82	62.8				62.8
Employee benefits					551.7	551.7

Total financial liabilities		334.9	525.0	115.0	3,367.4	4,342.3

*	Notional principal amounts

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	FINANCIAL INSTRUMENTS DISCLOSURE (continued)

	Weighted average effective interest rate %	Floating interest rate A$M	Fixed interest rate maturing			Total A$M
			1 year or less A$M	1 to 5 years A$M	Non interest bearing A$M
At July 27, 2003
Assets
Cash and deposits	4.53	905.5				905.5
Customer receivables					372.1	372.1
Employee Share Plan	2.43	95.4				95.4
Listed securities	7.05		4.6	3.1		7.7
Interests in unit trusts and partnerships					98.1	98.1

Total financial assets		1,000.9	4.6	3.1	470.2	1,478.8

At July 27, 2003
Liabilities
Trade creditors and accrued liabilities					2,476.3	2,476.3
Medium term notes – domestic	6.64		250.0	350.0		600.0
Medium term notes – international	1.28	118.5	81.3	252.6		452.4
Other international loans	5.70		7.5			7.5
Overdrafts	8.45	10.8				10.8
Interest rate swaps*	4.61	30.8	(68.2)	37.4
Cross currency swaps	5.37	154.0	(70.6)			83.4
Employee benefits					538.3	538.3

Total financial liabilities		314.1	200.0	640.0	3,014.6	4,168.7

*	Notional principal amounts

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair value of each class of financial instrument at July 25, 2004 for which it is practicable to estimate that value in accordance with FAS 107 “Disclosures about Fair Value of Financial Instruments”:

Cash and short-term deposits and bank overdrafts

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

The estimated fair values of the CML Group’s financial instruments at July 25, 2004 are as follows:

	July 25, 2004		July 27, 2003
	Carrying Amount A$M	Fair Value A$M	Carrying Amount A$M	Fair Value A$M
Cash	849.0	849.0	905.5	905.5
Short-term deposits	234.4	234.4
Investments	112.9	112.9	105.8	105.8
Receivables (non-current)	50.4	50.4	121.5	121.5
Bank Overdraft	(7.1)	(7.1)	(10.8)	(10.8)
Long-term debt and other loans	(910.8)	(918.8)	(1,067.1)	(1,088.4)
Cross currency interest rate swap agreements *	(65.0)	(66.4)	(84.5)	(86.4)
Interest rate swap agreements *	0.4	6.3	1.6	2.7
Forward contracts	(1.6)	(1.6)	(1.4)	(1.4)
Futures contracts and forward rate agreements *	(0.1)	—	0.1	0.3
Currency Options	0.9	1.6	1.1	0.7

The above estimates are not necessarily indicative of the amounts the CML Group might pay or receive in a current market exchange.

*	These financial instruments have been used to hedge long-term debt.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP

A description of the more significant differences between Australian GAAP, as followed by Coles Myer Ltd., and U.S. GAAP are as follows:

a	Goodwill

For the purposes of U.S. GAAP, goodwill acquired is not amortized but must be tested for impairment at least annually, or when conditions warrant.

b	Other intangibles

Under U.S. GAAP, other intangibles which are considered to have indefinite lives, are not amortized but must be tested for impairment at least annually, or when conditions warrant by comparing the fair value of those assets with their recorded amounts. Subsequent to 2002 the useful lives of licenses and brand names have been assessed as indefinite for Australian financial reporting, and accordingly there is no adjustment in 2003 and 2004.

FAS 142, Goodwill and Other Intangible Assets was adopted for the first time in 2003. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. If this standard had been applied for all years in these consolidated statements, net income would have been A$22.0 million higher in 2002.

The following schedule presents pro forma income from continuing operations and net income as if goodwill amortization and other intangibles amortization had not been included as an expense in 2002.

	2004 A$M	2003 A$M	2002 A$M
U.S. GAAP Income from continuing operations	475.4	444.4	310.7
Cumulative effect of change in accounting policy for supplier promotional rebates, net of related tax effects		(53.5)

Reported income	475.4	390.9	310.7

Add back: Goodwill amortization			14.6
Other intangibles amortization			7.4

Adjusted net income	475.4	390.9	332.7

Earnings per common share ($A)
Basic earnings per share:
Reported net income	0.40	0.29	0.22
Goodwill amortization			0.01
Other intangibles amortization			0.01

Adjusted basic earnings per share	0.40	0.29	0.24

Diluted earnings per share:
Reported net income	0.39	0.29	0.22
Goodwill amortization			0.01
Other intangibles amortization			0.01

Adjusted diluted earnings per share	0.39	0.29	0.24

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

c	Revaluation/depreciation of property

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

(2) The accounting convention of revaluing property and certain investments under Australian GAAP also causes differences in reported gains/losses on the sale of revalued properties and investments as the reported gain/loss is based on consideration received, less revalued net book value. For U.S. GAAP purposes, gains/losses are determined as the difference between the consideration and the net book value based on historical cost and would be reported as gains/losses in the year realized, and thus have been adjusted in the reconciliations of shareholders’ equity to U.S. GAAP.

(3) Depreciation expense is based on the carrying value of the property rather than the historical cost of the property and therefore the depreciation expense is higher under Australian GAAP in the year of revaluation and subsequent years. Since U.S. GAAP does not permit property to be valued above historical cost, the depreciation charge has been adjusted to reflect historical cost depreciation in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

(4) Under Australian GAAP, the Group does not depreciate properties that it regards as investment properties. U.S. GAAP require all properties to be depreciated and therefore an additional depreciation expense has been recognized.

d	Sales of properties

Gains/losses on properties sold are recorded in the Consolidated Income Statements. In some instances, the CML Group has leased back the property, or part thereof, under operating leases. U.S. GAAP requires such transactions to be accounted for as a sale-leaseback whereby the gain/loss on the sale is deferred and amortized. This is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

f	Employee Share Plan

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

(2) Coles Myer Ltd. provides finance to the Coles Myer Employee Share Plan to acquire shares issued to employees. Under U.S. GAAP, the outstanding balance of the loan provided is required to be deducted from shareholders’ equity, rather than classified as an asset. The effect of this adjustment is reflected in the reconciliation of shareholders’ equity to U.S. GAAP. In 2004, the elimination of interest income on this loan is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

g	Executive Share Option Plan

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

Weighted average:	2004	2003	2002
Fair value of options granted (A$)	1.62	1.12	1.85
Expected dividend yield (%)	3.00	3.73	4.91
Expected stock price volatility (%)	25.0	27.5	31.9
Risk-free interest rate (%)	5.60	4.94	5.69
Expected life of options (months)	34	37	34

h	Retirement benefits

The CML Group’s retirement benefit expense in relation to defined benefit plans included in these financial statements is based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan.

For U.S. GAAP purposes SFAS 87 requires accounting for defined benefit retirement plan expense to be on an accrual basis, rather than based on contributions payable to the retirement plan for the year. The effect of adopting this method of accounting is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP. The disclosure required under SFAS 87 is incoporated in Note 23.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Post retirement benefits, other than pensions, paid by the CML Group are not material.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

i	Income tax

The CML Group has adopted FAS 109 for U.S. GAAP purposes. Given FAS 109 requires a “liability approach” to accounting for income taxes, which is very similar to that adopted under Australian GAAP, the differences between the two are immaterial.

j	Lease incentives

The CML Group has received certain incentives to enter into lease agreements, which under Australian GAAP it has recognized in profit in the year receivable, up to January 30, 1995. From that date onwards lease incentives are deferred and amortized over the period of benefit.

U.S. GAAP require lease incentives to be recognized in profit over the term of the new lease. Whilst U.S. GAAP and Australian GAAP are now equivalent a reconciliation difference exists for the relevant leases entered into prior to January 30, 1995. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

k	Leases

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

l	Onerous New Zealand contracts

Under Australian GAAP a provision for onerous New Zealand contracts was raised in 2001. The balance of this provision was A$6.6 million (net of tax effect A$NIL million) and A$16.5 million (net of tax effect A$7.0 million) at July 25, 2004 and July 27, 2003, respectively. Under U.S. GAAP, the raising of this type of provision is not permitted. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

m	Annual leave entitlements

Under Australian GAAP liabilities for annual leave are measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted. Under U.S. GAAP, the Company accrues a liability for accumulated annual leave entitlements in accordance with FASB Statement No. 43 Accounting for Compensated Absences (FAS 43). FAS 43 is silent on the issue of whether the liability should be measured at current rates of pay or using an actuarial method that projects the rates of pay that will apply when the liability is settled and discounts for the time value, although common practice is to use current rates of pay without discounting. In this regard, the Company has consistently measured the liability for annual leave at current rates of pay.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

Although the Company changed its Australian GAAP policy to comply with a new standard which required the liability to be measured at projected rates of pay without discounting, the Company elected not to change the US policy.

The balance of this adjustment to the provision at July 27, 2003 was A$6.6 million, net of tax effect A$2.8 million. The effect of this adjustment is reflected in the reconciliation of shareholders’ equity to U.S. GAAP.

n	Hedging instruments

The CML Group uses derivatives as a means of hedging interest rate and exchange rate risk (refer Note 29 for details). Under Australian GAAP, such derivatives are carried at cost. U.S. GAAP requires that the CML Group’s derivatives be recorded at fair value. Changes in fair value of the instrument are charged against profits of the company. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

o	ReCAPS

Under Australian GAAP, the ReCAPs are classified as equity (refer Note 20). Under U.S. GAAP, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150), was adopted for the first time in 2004. Under the new rules an instrument that will be settled with a variable number of shares should be classified as a liability if the monetary value at inception is a fixed known amount. Accordingly the ReCAPS have been reclassified from equity to debt. In reclassifying the ReCAPS to liabilities, the associated dividends, transaction costs and conversion discount have been recorded as interest expense, thereby impacting net profit.

These reclassifications and adjustments have been reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

	Notes	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
INCOME STATEMENTS
Net profit, as reported in the Consolidated Income Statements		608.1	421.1	345.0
Adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	19.2	16.2	1.1
- Amortization of other intangibles	b			2.9
- Revaluation of properties	c	(16.4)	(12.5)	(2.2)
- Building depreciation charged on investment properties	c	(1.3)	(1.6)	(2.3)
- Gains on sales of properties which are leased back	d	(0.2)	13.3	10.3
- Restructuring costs	e			(22.6)
- Compensation benefit/(expense) on share issues to employees	f	(24.5)	(12.5)	4.7
- Interest on Employee Share Plan loan	f	(38.0)
- Compensation expense on option issues to employees	g	(19.4)	(21.6)	(19.7)
- Adjustment to retirement benefit expense	h	9.9	(0.9)	(1.7)
- Lease incentive income	j	1.9	1.9	1.9
- Onerous New Zealand contracts	l	(10.2)	(12.5)	(6.7)
- Hedging instruments	n	3.2
- Effect of change in accounting policy for ReCAPS	o	(56.9)

Net income, according to U.S. GAAP		475.4	390.9	310.7

- Cumulative effect of change in accounting policy for supplier promotional rebates, net of tax of $23.0 million (refer Note 2)			53.5

Net income from continuing operations, according to U.S. GAAP		475.4	444.4	310.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

	Notes	July 25, 2004 A$M	July 27, 2003 A$M
SHAREHOLDERS’ EQUITY
Shareholders’ equity as reported in the Consolidated Balance Sheets		4,097.6	3,799.2
Cumulative adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	36.5	17.3
- Accumulated amortization of other intangibles adjustment	b	2.9	2.9
- Revaluation of properties	c	(67.3)	(59.3)
- Building depreciation charged on investment properties	c	(9.2)	(7.9)
- Gains on sales of properties which are leased back	d	(183.7)	(186.3)
- Compensation expense on share issues to employees	f	(76.7)	(58.1)
- Employee Share Plan loan	f	(29.7)	(95.4)
- Compensation expense on option issue to employees	g	(5.1)	(29.4)
- Accrued retirement cost of A$67.5 million (2003 - A$81.7 million), net of tax effect A$20.2 million (2003 - A$24.5 million), calculated under U.S. GAAP	h	(47.3)	(57.2)
- Lease incentive income	j	(17.6)	(19.5)
- Onerous New Zealand contracts	l	6.6	16.5
- Adjustment to annual leave entitlements	m	6.6	6.6
- Hedging instruments	n	3.2
- ReCAPS	o	(684.1)

Shareholders’ equity, according to U.S. GAAP		3,032.7	3,329.4

FINANCIAL POSITION

		July 25, 2004 A$M	July 27, 2003 A$M
Material adjustments to accord with U.S. GAAP would cause the following line items appearing in the balance sheets to be disclosed as:
- Receivables (non-current)		20.7	26.1
- Property, plant and equipment		3,319.2	3,273.4
- Intangible assets, net		736.9	644.4
- Long-term debt		1,397.5	1,143.3
- Other liabilities (non-current)		372.5	396.0
- Provisions (non-current)		493.5	506.7
- Reserves and retained profits*		1,406.6	1,171.8

*	Included in reserves in 2004 is other comprehensive income of A$30.4 million (2003 A$17.1 million) in relation to the foreign currency translation reserve.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	RECONCILIATION TO U.S. GAAP (continued)

	2004 52 weeks A$M	2003 52 weeks A$M	2002 52 weeks A$M
EARNINGS PER SHARE - U.S. GAAP
Net income from continuing operations	475.4	444.4	310.7

Net income	475.4	390.9	310.7

Basic earnings per share (in A$):
Net income from continuing operations	0.40	0.34	0.22
Net income	0.40	0.29	0.22
Diluted earnings per share (in A$):
Net income from continuing operations	0.39	0.33	0.22
Net income	0.39	0.29	0.22
Weighted average number of common shares and common share equivalents for basic calculations (millions)	1,204.3	1,192.1	1,180.1
Number of shares for diluted calculations (millions)	1,208.8	1,192.6	1,181.6

32.	RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In November 2004, the FASB issued SFAS No. 151 Inventory costs – an amendment of ARB No 43, Chapter 4 (FAS 151), becoming effective for interim periods commencing on or after June 15, 2005. As such the Company will be required to adopt FAS 151 for the financial year ending July 30, 2006.

Under FAS 151, abnormal amounts of inventory related costs are recorded as period costs, rather than capitalized as inventory. At this time it is not possible to determine the impact of FAS 151.

In May 2003, the FASB issued SFAS No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150), becoming effective for interim periods commencing on or after June 15, 2003. FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted FAS 150 for the first time in 2004. Refer Note 31 (o) for the impact of FAS 150 on the Company’s consolidated financial statements.

In January 2003, the FASB issued interpretation No. 46 (FIN 46) Consolidation of Variable Interest Entities, which become effective for interim periods commencing on or after July 1, 2003. The Company adopted FIN 46 for the first time in 2004. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 had no material impact on the Company’s consolidated financial statements.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ht (colesmyer) Pty. Ltd.

Morley Shopping Centre Pty. Ltd.

Myer Melbourne Ltd.

Myer Properties W.A. Ltd.

Coles Myer Property Investments Pty. Ltd. (in liquidation)

Orzo Pty. Ltd.

Procurement Online Pty. Ltd.

Tooronga Shopping Centre Pty. Ltd.

Coles Supermarkets Australia Pty. Ltd.

Charlie Carter (Norwest) Pty. Ltd.

Eureka Operations Pty. Ltd.

Newmart Pty. Ltd.

Tooronga Holdings Pty. Ltd. (formerly e.services (colesmyer) Pty. Ltd.)

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.	LIST OF SUBSIDIARIES (Cont’d)

e.colesmyer Pty. Ltd.

colesmyer.com Pty. Ltd.

e.tailing (colesmyer) Pty. Ltd.

Coles Online Pty. Ltd.

Liquorland Direct Pty. Ltd.

Direct Fulfilment Group Pty. Ltd.

e.trading (colesmyer) Pty. Ltd.

Harris Technology (NZ) Pty. Ltd. (formerly o d (colesmyer) Pty. Ltd.)

Multimedia Services Pty. Ltd.

now.com.au Pty. Ltd.

Grace Bros. Holdings Pty. Ltd.

Grocery Holdings Pty. Ltd.

General Merchandise and Apparel Group Pty. Ltd.

Harris Technology Pty. Ltd. (formerly ht.com.au Pty. Ltd.)

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

Philip Murphy Melbourne Pty. Ltd.

Philip Murphy Niddrie Pty. Ltd.

Philip Murphy Toorak Pty. Ltd.

Philip Murphy Wine and Spirits Pty. Ltd.

Pallas Newco Pty. Ltd.

ALW Newco Pty. Ltd.

Pacific Liquor Wholesalers Pty. Ltd.

Liquorland (Qld.) Pty. Ltd.

Mycar Automotive Pty. Ltd.

Myer Stores Ltd.

Officeworks Superstores Pty. Ltd.

Officeworks Superstores N.Z. Ltd. (1)

Viking Direct Pty. Ltd.

Viking Office Products Pty. Ltd.

Penneys Pty. Ltd.

Price Point Pty. Ltd.

Charlot Pty. Ltd. (in liquidation)

Target Australia Pty. Ltd.

Fosseys (Australia) Pty. Ltd.

Tickoth Pty. Ltd.

Tyremaster Pty. Ltd.

Comnet Pty. Ltd.

The Myer Emporium Ltd.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.	LIST OF SUBSIDIARIES (Cont’d)

Except where shown, controlled entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty. Ltd. not owned by the CML Group gives rise to outside equity interests of $NIL. The balance date of all controlled entities was July 25, 2004.

(1)	Incorporated in New Zealand.

(2)	Incorporated in Singapore.

COLES MYER LTD.

GLOSSARY OF TERMS

To assist U.S. readers in understanding unfamiliar terms, the following glossary is presented.

Australian terminology	United States equivalent
Shareholders’ equity	Stockholders’ equity

Authorised capital	Authorized capital stock

Ordinary shares	Common stock

Reserve (forms part of shareholders’ equity)	Appropriated surplus of retained earnings

Provision	Accrued liability or reserve - (can represent either accrued liability or estimated depletion in the cost of an asset)

Retained profits	Retained earnings

Investment allowance	Investment tax credit

Future income tax benefit	Deferred tax asset

Listed securities	Marketable equity securities

Bonus share issue	Stock dividend

Controlled entity	Subsidiary

Foreign currency translation reserve	Cumulative translation adjustment

EXHIBIT INDEX

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated September 7, 2001).

2.1	Debt Issuance Program - Deed of Guarantee

2.2	Debt Issuance Program - Deed of Covenant

4.1	Employment agreement - Ms. Dawn Robertson, filed with the 2002 Form 20-F

4.2	Employment agreement - Mr. Tim Hammon, filed with the 2003 Form 20-F

4.3	Amendment to Employment agreement - Ms. Dawn Robertson

4.4	Employment agreement - Mr. Hani Zayadi

4.5	Employment agreement - Mr. Larry Davis

4.6	Employment agreement - Mr. Steven Cain

4.7	Employment agreement - Mr. Fraser MacKenzie

8.	List of subsidiaries (included herein as Note 33 in the Consolidated Financial Statements).

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 22, 2004

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 22, 2004

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 22, 2004

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 22, 2004

15.1	License Agreement between Kmart Corporation and Kmart Australia Limited, dated August 1, 1994.

15.2	License Agreement between Kmart Corporation and Kmart New Zealand Limited, dated August 1, 1994.