Form 20-F/A
period 2004-07-25
COLES MYER LTD
filed 2005-03-23
CIK 825777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Item 17   ☐    Item 18   ☒

EXPLANATORY NOTE

The Registrant hereby amends Item 18 of the Annual Report on Form 20-F for the above-noted fiscal year, which was filed with the Securities and Exchange Commission on December 27, 2004 (the “Form 20-F”). The sole amendment made to Item 18 relates to the wording of the Report of the Independent Registered Public Accounting Firm (the “auditors’ report”). The change to wording is required, as the original auditors’ report did not make reference to the standards of the Public Accounting Oversight Board (United States). No changes have been made to the Consolidated Financial Statements.

This Form 20-F/A consists of a cover page, this explanatory note, the signature page, Item 18, and the required certifications of the principal executive officer and principal financial officer.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLES MYER LTD. (Registrant)

/s/ J.F. MACKENZIE
Date March 18, 2005	(Signature) J.F. MacKenzie CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coles Myer Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Coles Myer Ltd. and its subsidiaries at July 25, 2004 and July 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 25, 2004, in conformity with accounting principles generally accepted in Australia. These financial statements are the responsibility of Coles Myer Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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