Form 20-F
period 2005-07-31
COLES MYER LTD
filed 2005-12-23
CIK 825777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Fully Paid Ordinary Shares	1,237,160,686
Partly Paid Ordinary Shares paid up to A$0.01 per share	74,000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17   ☒    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐     No  ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

CERTAIN DEFINITIONS

The fiscal year of Coles Myer Ltd. (the “Company”, “Coles Myer”, “CML” or “CML Group”, which, unless the context otherwise requires, includes Coles Myer Ltd. and its consolidated entities) ends on the last Sunday in July each year. The fiscal year ended July 31, 2005 is referred to in the text of this Annual Report as “2005”, and other fiscal years are referred to in a corresponding manner. In the consolidated financial statements included in Item 17, the financial year 2004-05 is also referred to as 2005, and similarly for other years, except where otherwise stated. See also “Glossary of Terms” for descriptions of certain terms used in this Annual Report.

In this Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Australian dollars (“A$”).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements, including statements regarding the expected outlook for the retail-trading environment in Australia, expectations as to the disposition of certain stores or lines of business, the implementation of strategies for growth in other businesses, and levels of anticipated capital expenditures. Coles Myer can give no assurances that the actual results will not differ materially from the statements contained herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Coles Myer, which may cause actual results to differ materially from those expressed in the statements contained herein. Any such forward-looking statements speak only as of the date of this Annual Report. In the absence of a specific legal obligation to the contrary, Coles Myer undertakes no responsibility to publicly announce the result of any revisions to any forward-looking statements contained herein to reflect future developments or events.

Risk factors, which may affect Coles Myer’s future performance, are discussed in Item 3D.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected income statement data for 2003 through 2005, and the selected balance sheet data at July 25, 2004 and July 31, 2005 set forth below (other than percentages) are derived from the audited consolidated financial statements of Coles Myer included in this Annual Report. They should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the Notes thereto. The selected income statement data for the years 2001 and 2002 and the selected balance sheet data at July 29, 2001, July 28, 2002 and July 25, 2003 set forth below (other than percentages) are derived from audited consolidated financial statements of Coles Myer, which are not included herein. Coles Myer’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”), which vary in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). A reconciliation to U.S. GAAP is set out in Note 32 of the Notes to the Company’s consolidated financial statements.

It should be noted that results for 2005 reflect 53 trading weeks compared to 52 trading weeks for the other fiscal years indicated. This is because the Company’s fiscal year ends on the last Sunday in July each year and, as a result, approximately every six years an extra trading week is included in the Company’s consolidated results for that fiscal year.

Amounts in accordance with Australian GAAP

	2005(1)(2) US$	2005(2) A$	2004 A$	2003 A$	2002(3) A$	2001(3) A$
	(In millions, except per share amounts)
Income Statement Data:
Sales (3)	27,479.0	36,185.2	32,082.2	26,875.8	25,688.7	23,779.6
Percent increase/(decrease) from prior year	n/a	12.8%	19.4%	4.6%	8.0%	(1.6)%
Profit from ordinary activities before income tax	670.2	882.5	866.2	608.8	482.2	208.2
Income tax expense	(202.3)	(266.4)	(258.1)	(187.7)	(137.2)	(68.0)
Net profit	467.9	616.1	608.1	421.1	345.0	140.2
Percent increase/(decrease) from prior year	n/a	1.3%	44.4%	22.1%	146.1%	(49.6)%
Dividends (4)	331.7	436.8	367.5	348.2	346.9	444.5
Per Ordinary Share:
- Basic earnings	0.35	0.46	0.46	0.32	0.25	0.10
- Diluted earnings	0.36	0.47	0.47	0.33	0.27	0.11
- Cash Dividends (4) (5)	0.237	0.313	0.265	0.260	0.255	0.355
Balance Sheet Data: (at year end)
Current assets	3,261.1	4,294.3	4,569.5	4,116.4	4,016.8	3,946.1
Total assets	7,102.2	9,352.4	9,051.7	8,452.8	8,320.6	8,317.8
Short-term debt	164.0	216.0	261.5	10.8	15.3	127.8
Long-term debt	921.4	1,213.3	713.4	1,143.3	1,552.8	1,671.4
Total debt	1,085.4	1,429.3	974.9	1,154.1	1,568.1	1,799.2
Net Assets/Shareholders’ equity	2,837.1	3,736.0	4,097.6	3,799.2	3,338.8	3,286.3

Refer page 4 for notes relating to above table.

Amounts in accordance with U.S. GAAP

	2005(1)(2) US$	2005 A$	2004 A$	2003 A$	2002(3) A$	2001(3) A$
	(In millions, except per share amounts)
Income Statement Data:
Sales (3)	27,479.0	36,185.2	32,082.2	26,875.8	25,688.7	23,779.6
Net profit from continuing operations	389.2	512.5	475.4	444.4	310.7	166.5
- Basic earnings per share	0.32	0.42	0.40	0.34	0.22	0.12
- Diluted earnings per share	0.31	0.41	0.39	0.33	0.22	0.12
Net profit	389.2	512.5	475.4	390.9	310.7	166.5
- Basic earnings per share	0.32	0.42	0.40	0.29	0.22	0.12
- Diluted earnings per share	0.31	0.41	0.39	0.29	0.22	0.12
Per Ordinary Share:
- Cash dividends (4)	0.24	0.313	0.265	0.260	0.255	0.355
- Cash dividends in US$ (4) (5)	US$0.24	US$0.24	US$0.19	US$0.18	US$0.14	US$0.18
Balance Sheet Data: (at year end)
Current assets	3,264.3	4,298.5	4,577.7	4,128.0	4,034.8	3,940.2
Total assets	6,93.7	9,170.9	9,109.9	8,422.4	8,218.8	8,181.9
Short-term debt	164.0	216.0	261.5	10.8	15.3	127.8
Long-term debt	921.4	1,213.3	1,397.5	1,143.3	1,552.8	1,671.4
Total debt	1,085.4	1,429.3	1,659.0	1,154.1	1,568.1	1,799.2
Net Assets/Shareholders’ equity	2,506.9	3,301.2	3,032.7	3,329.4	3,107.6	3,111.1
Issued capital - value	1,597.0	2,103.0	1,626.1	2,210.3	2,032.3	1,973.7

	Millions of shares
Issued capital - number of outstanding shares (6)	1,237.2	1,237.2	1,225.5	1,212.5	1,184.7	1,176.8

(1)	Merely for the convenience of the reader, certain selected financial data has been converted into US dollars at the Noon Buying Rate on July 29, 2005, the last trading day of the fiscal year, of A$1.00 = US$0.7594. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. For a more recent A$/US$ exchange rate, refer below.

(2)	Results for 2005 reflect 53 trading weeks compared to 52 trading weeks for other fiscal years shown.

(3)	Sales exclude Goods and Services Tax (“GST”). Sales for 2002 and 2001 have not been adjusted for the concessional sales change of accounting policy.

(4)	Dividends for 2001 and 2002 include the interim and final dividends relating to each respective fiscal year. As a result of the change in accounting policy for providing for dividends, since 2003 dividends for each year include the interim dividend of that year and the final dividend of the prior year (refer Note 7 of the consolidated financial statements included at Item 17).

(5)	Based on the Noon Buying Rate for cable transfers in A$ as at each payment date as certified for customs purposes by the Federal Reserve Bank of New York. The actual rates of exchange used in determining the dollar payments to ADS holders were the exchange rates on the dates payments were made to the Depositary, being November 8, 2004 and May 9, 2005.

(6)	Balance excludes number of Reset Convertible Preference Shares (ReCAPS) and includes partly paid shares.

Exchange Rates

The following table sets forth, for the last five complete financial years, the average rate of exchange of A$ into United States dollars (“US$”) based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

Fiscal Year	2005	2004	2003	2002	2001
	(all figures in US$ per A$)
Average rate (1)	0.7564	0.7181	0.5884	0.5270	0.5262

(1)	The average of the Noon Buying Rates on the last day of each full month during the period.

The high and low exchange rates for the previous six complete months are:

	High	Low
Months	(all figures in US$ per A$)
June 2005	0.7792	0.7498
July 2005	0.7661	0.7403
August 2005	0.7739	0.7469
September 2005	0.7731	0.7537
October 2005	0.7630	0.7468
November 2005	0.7451	0.7267

The exchange rate at December 1, 2005 was A$1.00 = US$0.7410.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

The major risk factors, which may impact Coles Myer, include:

Risks Related to Coles Myer

There is a risk that if the Company’s strategic plan is not clearly defined and communicated, the Company will be unsuccessful in fulfilling its vision to be the market leader in all the markets it operates in.

The Company’s vision is to be the market leader in all the markets it operates in. This strategy has to be clearly defined. Well-judged customer propositions and successful marketing programs influence the continued growth of retail profitability. Critical factors to Coles Myer maintaining its competitive position are: (i) the ability of Coles Myer to successfully gauge and satisfy consumer preferences, and to reward customer loyalty; (ii) merchandising skills to enable improvement in product range to better meet customer needs; (iii) ability to source products in a timely and efficient manner; and (iv) appropriate price positioning. The Company needs an appropriate framework of structures and processes that support the Group through the implementation of this strategy. If the appropriate structures and processes are not in place, the Company may miss or have inadequate responses to the market and new market opportunities.

There is a risk that the Company may not fully realize expected benefits and reduce costs from better leverage of the Group’s operations.

The Group’s future plans include expected benefits from greater efficiencies in areas that are common across the Group (in particular Supply Chain and Information Technology) and access to greater economies of scale. There is a risk that the Company may not leverage the benefits and reduce costs, available from the scale, depth and breadth of its retail capability. If the Company is not able to realize these benefits, its future ability to reduce costs and remain competitive may be reduced.

There is a risk that the Company may put too much focus on Group change.

The Company continues to have a significant agenda of implementing change across the Group, particularly in Retail Support areas such as Supply Chain and Information Technology. There is a risk that if the change agenda is not well managed, there may be a loss of focus with inadequate resources being directed to core retail activities. If these core retail activities do not perform in line with expectations, there is a risk that the Company’s future financial performance may suffer.

There is a risk that the Company’s customer proposition is unsuccessful, which may affect its future competitive position and growth opportunities.

Coles Myer’s vision is to be the number one retailer in its brands, most of which operate in relatively mature retail markets. The Company must regularly evaluate its customer proposition for each of its brands in a dynamic and competitive marketplace. Growth initiatives are based on (i) expanding share within existing markets through differentiated product offers and competitive pricing or (ii) identifying new retail opportunities. In the Food and Liquor business, this includes successfully executing the planned expansion of house brands and increasing fresh food market shares. There is a risk that if the Company does not continue to innovate and improve its customer offer, its market share and future growth may be impacted.

If Coles Myer is unable to locate appropriate store sites, it may not be able to deliver expected store growth.

The Company’s growth strategy includes the opening of new stores, together with the enhancement of existing stores. Coles Myer’s ability to open new stores is dependent on identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Coles Myer fails to identify and enter into leases at premium retail sites, the Company’s growth may be impaired.

There is a risk that some of the Company’s stores may underperform.

Individual stores may underperform for a number of reasons (eg poor positioning, poor execution, fluctuations in trends and markets, and the Company’s failure or inability to swiftly respond to these). There is a risk that the cost of exiting such low returning sites may be prohibitive. If the Company fails to regularly monitor underperforming stores, and to take appropriate remedial action, such stores will adversely affect profitability.

There is a risk that if the Company is unable to implement its new Information Technology (IT) systems and transform the Supply Chain the future performance of the Group may be affected.

The Company’s growth strategy includes significant investment in new IT systems. Coles Myer has a large number of systems, and there is a risk that if CML does not adequately implement the IT strategy to support improvement and efficiency across the business, its future profitability may be affected.

The transformation of the Supply Chain is a major initiative for the Company, and is intended to result in doing business better for customers, simpler for stores and cheaper for Coles Myer. The initiative is complex, with risks including delays and interruptions. Presently, the Supply Chain is changing rapidly, and consequently the risk of interruption increases. These risks may result in the Company not achieving the expected benefits within expected timeframes.

There is a risk that the Company’s growth strategy may be affected if there are insufficient skills across the Group to support its implementation.

There is a risk of the loss of key members of the senior management team, which may impede the implementation of the Group’s strategies. The loss of key personnel, or insufficient management or leadership skills may mean that the Company’s growth strategy does not meet expectations.

There is a risk that industrial action may affect the Company’s operations impacting business and financial performance.

Coles Myer has traditionally had a stable industrial relations environment within its operations. However, there is a risk of industrial unrest or interruption particularly within distribution centers. Any industrial action may increase costs, impact operations and delay transformation initiatives.

There is a trend of increasing competition (from existing and new competitors) in the markets within which Coles Myer operates which may affect the results from its retail operations.

There is significant competition in the Australian and New Zealand markets in which Coles Myer’s businesses operate. Retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. Take-over activity amongst existing competitors intensifies competition. There is also the risk of new entrants into the Australian retail market, either by acquisition of an existing retailing company or through greenfields development. Regulatory authorities may constrain the Company from growing existing Brands, particularly within the food and liquor group. As Coles Myer operates in a broad range of retail sectors (food and liquor, discount stores, department stores, etc) it is exposed to competition in almost all retail sectors of the Australian market. These competitive conditions may adversely impact Coles Myer’s market share and trading results.

Myer ownership options risk.

As part of the development of the Company’s next strategic plan, the Company is considering ownership options for Myer. Amongst these is the option of selling, de-merging or retaining Myer. At this point in time the outcome of this process is unknown and consequently it is not possible to reasonably identify what risks, if any, may arise from the final ownership decision.

Coles Myer faces the risk of exposure to product liability claims and adverse publicity.

The packaging, marketing, distribution and sale of food products entail an inherent risk of product liability, product recall, adverse publicity and exposure to product liability claims. Such claims may have an adverse impact on the Company’s financial performance.

The transition to International Financial Reporting Standards (IFRS) may affect the Company’s operating results.

As described in Note 1 to the consolidated financial statements, CML complies with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Consensus Views and the Corporations Act 2001. The AASB is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS). The adoption of A-IFRS will be first reflected in the CML Group’s financial statements for fiscal 2006, being the half –year ending January 29, 2006 and the year ending July 30, 2006.

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

Refer to note 1ae to our consolidated financial statements for further details regarding our adoption of IFRS.

There is a risk that if the Company is not able to improve its Health and Safety record, the associated costs may decrease profitability.

Continuing to improve the Health and Safety record is a major management focus through the Safety Right Now program. This program focuses on creating a safer environment for staff, customers and visitors to all business locations. There is a risk that if the Company is not able to maintain the improving Health and Safety record, the costs associated with workers’ compensation may increase and affect the future competitive position of the Company.

There is a risk that long-term exchange rate fluctuations may impact the costs of imports.

The Company sources merchandise both directly and indirectly from overseas denominated in either Australian dollars or foreign currency. All foreign exchange exposures arising from the importation of merchandise (including freight and customs), capital expenditure and other goods (for example “back of house” items, fees and expenses), and also foreign currency denominated borrowings, and offshore investments are fully hedged. There is a risk that long-term permanent depreciation of the Australian dollar may impact the Company’s future sourcing costs.

There is a risk of non-compliance with governance, corporations law and other listed company obligations and expectations which may have a negative impact on the Company’s performance.

Coles Myer is subject to many laws and regulations including, but not limited to, trade practices, corporations law, employment laws, workers’ compensation and rehabilitation, occupational health and safety, tax and accounting legislation including the Financial Services Act, State, Territory and local government legislation and regulations that govern property planning issues, liquor licensing, tobacco retailing, retail trading hours and other operational matters, environmental regulation and the Australian Competition and Consumer Commission. Compliance with, or changes in, these laws (which may be brought about by interest lobby groups) may reduce the sales and profitability of Coles Myer’s operations and may otherwise adversely affect the Company’s business, financial condition or results.

Risks Related to Australia

The Company’s financial prospects, both in terms of sales and profits are primarily dependent on the Australian economic environment.

The retail trading environment is subject to general economic conditions in the Australian and global markets. Any adverse changes in such economic conditions can be expected to affect the retail-trading environment in general. Recent unexpected increases in energy costs have impacted the level of disposable income available to consumers to spend in the Company’s stores. Adverse developments in economic conditions during the first half of the fiscal year of Coles Myer, particularly the Christmas trading period when its sales and profitability are typically strongest, may have a negative impact on Coles Myer’s trading results.

The Company’s future financial results, in terms of sales and borrowing costs, may be negatively impacted by higher interest rates.

Higher interest rates affect income available for spending, which can impact the level of retail sales. Higher interest rates also affect the Company’s cost of borrowing and may reduce its profitability.

Acts of terrorism in Australia may affect the Company.

In the event of acts of local terrorism, the Company may experience business interruption.

ITEM 4	INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report.

A.	HISTORY AND DEVELOPMENT

GENERAL

Coles Myer Ltd. is an Australian-based retailer, owning and operating stores in most sectors of the Australian retail market, in the general merchandise sector of the New Zealand retail market and on the Internet. The Company supplies a wide range of food and non-food items in supermarkets, discount stores, department stores, liquor stores, office supplies stores, automotive service centers, fuel outlets and online. Coles Myer Ltd. predominantly trades under the names of “Coles”, “Bi-Lo”, “Coles Express”, “Coles Online”, “Liquorland”, “Vintage Cellars”, “1st Choice Liquor Superstore”, “Theo’s”, “Kmart”, “Kmart Garden Super Centre”, “Kmart Tyre & Auto”, “Tyremaster”, “Target”, “Target Country”, “Myer”, “Officeworks”, “Viking” and “Harris Technology”. In New Zealand, the Company trades as “Kmart”.

The Company commenced business in 1914, operating variety stores. After incorporation in 1921 as G.J. Coles & Coy. Limited (“Coles”), it continued to operate variety stores until the end of the 1950s, when it branched out into supermarket retailing. In 1969, Coles introduced the discount store concept into Australia through the establishment of the Kmart chain. In 1985, Coles acquired The Myer Emporium Limited, which was the largest department store business in Australia. In 1986, the Company changed its name to Coles Myer Ltd.

Further developments since that time have included purchases of specialty store chains, the development of niche market opportunities in growth categories such as office supplies and motor products, either by way of newly established brands such as Officeworks, or through existing brands extending their offering in specialized areas.

The Company is incorporated in the State of Victoria, Commonwealth of Australia, has its executive offices at 800 Toorak Road, Tooronga, Victoria, 3146 and its telephone number is (61) (3) 9829 3111.

Coles Myer Ltd. is the holding company. The number of subsidiaries/consolidated entities in the Coles Myer Group at July 31, 2005, was 87, all of which are incorporated in Australia and New Zealand, apart from one company, which is incorporated in Singapore.

RECENT DEVELOPMENTS

1.	Megamart

The Megamart brand experienced an extremely competitive environment during fiscal 2004. In mid-November 2004 a revised customer offer was developed to improve Megamart’s performance. Whilst sales improved, the nine stores did not deliver the required profit improvement. Following a detailed review of the Megamart brand the Company decided to divest the nine Megamart stores. On November 9, 2005 the Company announced a conditional agreement to divest six Megamart stores to Harvey Norman, a listed Australian retailer of furniture and electrical goods, from November 23, 2005. The remaining three stores closed on November 13, 2005 and the Company is pursuing sub-letting of these properties. The Company expects that divestment and closure costs will be covered by the provision of A$56 million after tax previously announced on August 16, 2005.

2.	Myer

As part of the development of Coles Myer’s next five-year strategic plan, a process began in September 2005 to consider ownership options for Myer, including retention, de-merger and trade sale. The process will determine which is the best outcome for Myer, Coles Myer and its shareholders. No time frame has been set for the completion of this process.

On November 2, 2005 an Information Memorandum (“IM”) was provided to approximately 20 interested parties who, in responding to the call for formal expressions of interest, have demonstrated an ability to acquire the Myer brand. All parties receiving the IM have signed confidentiality agreements and have not been publicly identified by the Company.

The IM provides high-level information on Myer to enable prospective buyers to better understand the business, what it has achieved, where it is today and plans for the future. It includes background on the ownership review process, a detailed profile of Myer, its financial performance over recent years, its business strategy, including marketing, loyalty and sponsorship, and its store portfolio.

An integral part of the review process involves reviewing the ownership and development opportunities of the freehold property that the flagship store, Myer Melbourne (Australia’s largest department store), is located on. It is in one of the most important and strategic retail locations in Australia. To ensure the Company maximizes the return for itself and Myer, the Company has decided to look at all options for this freehold property.

CML has commissioned consultants, including architects, quantity surveyors and property valuers, to begin exploring development opportunities for this freehold property. The development options will be presented to prospective buyers to assist them to understand the full value of Myer and the freehold property when they are preparing their bids.

At the same time, CML will approach major property developers and other parties to seek their interest in submitting proposals for developing the freehold property.

The parties had until early December 2005 to submit indicative bids for Myer. The Board met on December 12, 2005 to consider indicative bids submitted for the Myer business. The Board decided that several parties would be invited to participate in the next phase of the process. The parties will conduct due diligence on Myer to enable them to prepare and submit final bids during February 2006. The Board will then be in a position to compare potential shareholder value that could be created by divestment relative to that which would be generated by Myer’s retention or de-merger. It is anticipated that a decision on the future ownership of Myer will be made in the first quarter of calendar year 2006.

At this stage, all ownership options for Myer, including sale, de-merger or retention, remain open.

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

On November 10, 2005, the Company announced 2006 first quarter sales (for the 13 weeks ended October 30, 2005) of A$9.0 billion, an increase of 5.6%. Specific sales results were:

	First Quarter (13 Weeks)
	2006 A$M	2005 A$M	Change %
Food, Liquor & Fuel	6,360	5,917	7.5
Kmart	893	905	(1.4)
Officeworks	291	279	4.3
Myer	663	647	2.4
Megamart	59	61	(4.3)
Target	723	702	3.0

Total sales (1)	8,989	8,511	5.6

(1)	Total sales include concession sales.

•	Earnings guidance

At the Company’s 2005 Annual General Meeting on November 17, 2005, the Company reaffirmed that it remains committed to its 2006 full year’s earnings goal of A$769 million (A$800 million pre-capital management – refer below).

5.	Management

•	CEO tenure

On February 11, 2005 the Company announced that Mr. John Fletcher will stay on as CEO after his current contract expires in September 2006. Mr. John Fletcher will continue his employment without a fixed term but subject to 12 months’ notice of termination by either the Board or himself.

Senior management changes

•	Appointments

•	Mr. Hani Zayadi (previously Managing Director Kmart) was appointed Group Managing Director Food, Liquor and Fuel from December 22, 2004, replacing Mr. Steven Cain who ceased employment with the Company on January 3, 2005.

•	On February 14, 2005 the Company announced that:

•	Mr. Larry Davis was moving from his position as Managing Director Target to Managing Director Kmart;

•	Ms. Launa Inman was moving from her position as Managing Director Officeworks to Managing Director Target;

•	Mr. Joe Barberis was moving from his position as Managing Director, Coles Express to Managing Director Officeworks.

•	On March 8, 2005, the Company announced the appointment of Mr. Mick McMahon as Managing Director of Coles Express.

•	On January 31, 2005 Mr. Tom Lemke was appointed Group General Manager, Marketing and Customer Strategy.

•	In February 2005, Mr. Peter Merritt was appointed Managing Director, Strategy and Development, Food, Liquor and Fuel.

•	On August 1, 2005 the Company announced the appointment of Ms. Fiona Bennett as Group General Manager, Risk and Internal Audit.

•	Departures

On December 22, 2004, the Company announced that Mr. Steven Cain, Managing Director Food, Liquor and Fuel would be leaving the Company. Mr. Hani Zayadi, then Managing Director Kmart, took over the Food, Liquor and Fuel leadership role.

•	Brand reorganizations

•	Restructure of Supermarket Brand (Coles and Bi-Lo) Support Structures

In September 2004, the Supermarkets’ brands support structures were reorganized to remove duplication and bring the management team closer (organizationally) to stores and customers. The Coles and Bi-Lo support structures were combined into one integrated supermarket team. Freed resources have been reinvested into the strategic areas of fresh food and housebrands.

•	Coles Myer Liquor Group relocation

The Coles Myer Liquor Group head office structure was reorganized to increase operational efficiencies. This included the relocation of the head office from Sydney to Melbourne in August 2004, enabling the Food and Liquor teams to work together more closely.

6.	Capital management

•	Share buy-back

On May 27, 2005 the Company purchased and cancelled 70,433,916 fully paid ordinary shares under an off-market buy-back. The total cost of the off-market buy-back (including transaction costs) was A$589.0 million.

On May 23, 2005 the Company announced its intention to buy back up to 15 million ordinary shares on-market. Between June 7, 2005 and July 25, 2005 the Company purchased and cancelled 12,221,111 shares at a total cost of A$115.4 million.

In total, 82,655,027 shares were purchased and cancelled during the year. Refer Note 21 to the consolidated financial statements at Item 17.

•	On July 12, 2005 the Company converted 7,000,000 reset convertible preference shares (ReCAPS) into 79,282,822 million fully paid Coles Myer ordinary shares. Refer Note 21 to the consolidated financial statements at Item 17.

7.	Other

•	MYER One

MYER One, a new loyalty card exclusive to Myer was launched on August 2, 2004. It is a strategic initiative to enhance relationships with customers. MYER One can be used in conjunction with FlyBuysTM and CML SourceTM MasterCard.

•	Shareholder Discount Card Program

The Coles Myer Shareholder Discount Card Program ceased on July 31, 2004.

•	Dividend Reinvestment Plan (“DRP”)

The Company had a DRP under which holders of ordinary shares had previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The DRP was suspended effective from the final dividend for 2004 (paid in November 2004). All dividends are now paid in cash.

•	Board Changes

At the Company’s 2005 Annual General Meeting in Melbourne on November 17, 2005, Mr. Tony G. Hodgson, Ms. Sandra McPhee and Mr. Michael Wemms were re-elected Directors. Ms. Belinda Hutchinson having been appointed to the Board on September 23, 2005 was elected to the Board.

•	Capital expenditure

For 2005, capital expenditure was A$1,135 million in aggregate and was spread across the following areas:

A$ million	2005	2004	2003
New stores / replacements	343	184	236
Refits	213	205	172
Acquisitions	121	129	299
Technology	223	151	168
Property / Other	235	205	117

Total	1,135	874	992

Of this amount, 99.6% was spent on the Company’s Australian operations, with the remainder spent in New Zealand.

The Company expects its cash flow from operating activities and available borrowings will be sufficient to meet its anticipated capital expenditure and investment requirements over the next twelve months.

Also see Consolidated Statements of Cash Flows and Note B – Acquisitions/Disposals in the consolidated financial statements at Item 17.

B.	BUSINESS OVERVIEW

Company Retail Operations

At July 31, 2005, Coles Myer operated 2,650 stores in Australia and New Zealand, and employed in excess of 180,000 people.

The Company operates businesses in Australia and New Zealand, all of which are serviced by a centralized corporate group. Each of these businesses is known as brands and is described below. The brands are primarily stand-alone but increasingly are being supported by a series of Retail Support centers that all operate within policies determined by a centralized corporate group. The results of the operating brands are reported under six groups: Food, Liquor & Fuel, Kmart, Officeworks, Myer, Megamart and Target. Sales, segment result, and identifiable asset data are reported for each Coles Myer brand group, and are shown in Note 27 to the Coles Myer consolidated financial statements contained herein. The table on page 14 provides details of the stores that fall within each group and Item 5 “Operating and Financial Review and Prospects”, provides a discussion of the results of operations for each of Coles Myer’s brands groups.

Coles Myer’s sales and to a greater extent its profits, show a seasonal pattern. Myer, Kmart and Target typically experience stronger sales of higher margin merchandise during the Christmas trading period. Sales for Myer, Kmart and Target in the 27 weeks to January 31, 2005 accounted for 52.9% (2004: 53.0%) of their full year sales and 78.5% (2004: 70.0%) of their full year profits. Aggregate sales of food and liquor through supermarkets, fuel and other outlets are not as subject to major seasonal influences.

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

	Share of National Aggregates as at July 2005			Share of Coles Myer as at July 2005
	Population %	Retail Sales %	Disposable Income %	Sales %	Selling Area %
State/Territory
New South Wales / Australian Capital Territory	35.0	35.6	37.3	33.0	32.0
Victoria	24.7	24.1	25.7	26.6	26.3
Queensland	19.4	19.8	17.3	18.9	20.1
South Australia / Northern Territory	8.6	8.3	8.0	8.8	8.6
Western Australia	9.9	10.1	9.7	10.8	11.0
Tasmania	2.4	2.1	2.0	1.9	2.0

Source: Company Records and Australian Bureau of Statistics.

As at July 31, 2005 (the end of the Company’s last completed fiscal year), the number and location of stores trading were:

	Australia	New Zealand	Total
Food, Liquor & Fuel
Coles	505		505
Bi-Lo	214		214
Coles Myer Liquor Group	669		669
Coles Express	597		597

Total Food, Liquor & Fuel	1,985		1,985

Kmart
Kmart	167	13	180
Kmart Tyre & Auto	65		65

Total Kmart	232	13	245

Officeworks
Officeworks	87		87
Harris Technology	8		8

Total Officeworks	95		95

Myer	61		61
Megamart	9		9
Target
Target	142		142
Target Country	113		113

Total Target	255		255

Total	2,637	13	2,650

The above store numbers include freestanding Kmart Tyre and Auto and Tyremaster stores. As at July 31, 2005, the Company operated a total of 2,650 stores, an increase of 72 stores on the 2,578 stores at July 25, 2004, which compared with 1,957 stores at July 27, 2003. The Company opened, acquired, closed and divested stores as follows:

	2005			2004				2003
	Opened/ Acquired	Closed/ Divested	Net Increase/ (Decrease)	Opened/ Acquired		Closed/ Divested	Net Increase/ (Decrease)	Opened/ Acquired	Closed/ Divested	Net Increase/ (Decrease)
Food, Liquor & Fuel	84	42	42	652	*	33	619	140	14	126
Kmart	21	1	20	5		2	3	10	1	9
Officeworks**	9	1	8	11		9	2	21		21
Myer				1		4	(3)		3	(3)
Megamart				1			1	3		3
Target	11	9	2	9		10	(1)	8	13	(5)

TOTAL	125	53	72	679		58	621	182	31	151

*	Primarily acquisition of Shell fuel sites from multi-site franchisees (Coles Express)

**	Includes Harris Technology

Strategy

History

Following the appointment of Mr. John Fletcher as CEO in September 2001, the Company announced a five-year growth strategy in March 2002. The strategy reflected the Company’s goal of becoming Australia’s number one retailer in all of its brands, by leveraging the strength of the Group and working as a unified team, with a shared desire to provide the best value to customers and grow shareholder value. The key planks of the strategy were:

•	Continuous brand improvement

•	Restoring operational excellence in the Kmart, Target and Myer brands

•	Growing the Food and Liquor brand

•	Improving efficiencies

•	Further strengthening the balance sheet

•	Sustainable growth

•	Strong store network expansion – 300+ new stores within the five year plan

•	Rewarding loyalty for all customers

•	Supply chain and information technology improvements – building efficiencies and investing for the future

•	Group culture

•	Recruiting and developing the best people

•	Clear accountability – management rewarded on Company-wide success

•	Succession planning to identify future leaders

•	Enhanced customer focus

•	All brands working together to leverage Group scale

•	Safety

•	Strong focus on occupational health and safety to prevent and reduce accidents, thereby boosting productivity, reducing costs and being responsible for the Company’s staff and customers

On September 25, 2003, the Company announced a program of strategic whole-of-company initiatives to leverage the unique competitive advantage of the Group, to drive better value and service for customers, and better financial returns for shareholders. The initiatives encompass transformation of CML’s supply chain, IT systems, organizational culture and loyalty offering.

•	Supply Chain

The Company’s initiatives to transform its supply chain involve significant one off, up front capital expenditure costs (up to A$600 million) in the five years to 2008. These costs will largely be incurred in the financial years 2005-2007.

Transformation of the supply chain is intended to result in doing business better for customers, simpler for stores and cheaper for Coles Myer Ltd.

Key features include:

•	Better systems to improve on-shelf availability of stock for customers;

•	Improved technology to simplify processes and reduce costs for suppliers and CML;

•	Streamlined deliveries into stores; and

•	More efficient distribution network, including the reduction of distribution centers to best practice levels.

Supply chain transformation expenses in 2005 were A$43.2 million.

The food and liquor brands - enabled by Supply Chain and Information Technology - continue to transform the way they do business to provide better outcomes for customers, shareholders and team members.

The changes across the food and liquor network are designed to deliver improved on-shelf availability, quality and value for customers and a simpler, cheaper and better model for stores.

In-store changes included the introduction of roll cages and the conversion of merchandise lines into shelf ready packaging, both enabling simpler and more efficient processes for store team members in the handling and replenishment of stock.

Roll cages were introduced into more than 250 supermarket and liquor stores across Victoria. The rollout will continue progressively over 2006.

Returnable plastic crates – taking fresh produce from grower to the supermarket shelf with one touch - have been trialed, with strong feedback supporting the rollout across the network from October, 2005. The containers are used to improve productivity across the value chain, allowing for delivery of fresher product to customers.

Merchandise delivery is also being transformed as the Company continues to improve the overall effectiveness and costs of the food and liquor supply chain.

During 2005, direct-to-store deliveries from suppliers reduced by 25 deliveries per store per week. This means 15 million fewer cartons delivered directly to stores.

In January 2005, the factory gate pricing model went into operation, with over 2.5 million cartons per month purchased that way. By the end of 2006 the Company anticipates 40 percent of our food and liquor products will be purchased in this manner. The shift to central management of primary freight means more cost effective management of capacity and improved freight utilization within Australia’s supply chain.

The food and liquor distribution network rollout commenced in 2005, with tenders being let for the construction of a number of new distribution centers. The new network is designed specifically to fulfill CML’s future supply chain requirements. By separating fast and slow moving products into separate distribution centers the Company can ensure better, more efficient management and flow of products into stores.

New systems and processes are being installed in new and existing distribution centers to ensure more efficient stock management and picking, including a new warehouse management system, which is now operational in the network.

•	IT Transformation

The IT transformation strategy focuses on removing complexity, duplication, effort and cost of systems, through the introduction of common technology across the brands. The strategy will see an increased emphasis on innovation to deliver IT business solutions to enable the brands to serve the customer better. The systems changes are a prerequisite to the transformation of the supply chain.

•	Loyalty

The new Coles Myer Loyalty program combines the Coles Express fuel discount offer, the enhanced FlyBuysTM, the Coles Myer SourceTM MasterCard and the MYER One Program.

The Coles Myer Source TM MasterCard was re-launched in June 2005, with a range of new features designed to reward customers for their everyday shopping.

The MYER One customer program now has over 775,000 members.

•	Cultural change

Fostering the right culture is a critical part of achieving the Company’s goals. The four elements of the strategy are recruiting and developing the best people, building leadership, aligning performance and reward with the strategic goals, and providing a safe working and shopping environment.

A number of further initiatives were introduced during the course of 2005, including the introduction of company-wide values and behaviors to underpin the Company’s strategic goals and make Coles Myer a better place in which to work, shop and invest.

The Group has also initiated a new program to improve the diversity of our workforce to ensure that it better reflects the make-up of our customers and the communities in which we operate. This program is designed to build a working environment in which all team members feel valued, where difference is respected, and to equip us to continue to better understand our customers’ needs.

Outlook – Strategic review

The CML Group has also begun developing the next five-year strategy so that there is some overlap between the current strategy and the one that will take the CML Group out to 2010. Refer Item 4A – HISTORY AND DEVELOPMENT – Recent Developments.

RETAIL OPERATIONS

FOOD, LIQUOR & FUEL GROUP

These brands represent the largest grouping in Coles Myer in terms of sales. At July 31, 2005, the Food, Liquor & Fuel Group operated 1,985 stores. The roll out of our fuel and convenience brand commenced on July 28, 2003, from which point in time the Food & Liquor Group became known as the Food, Liquor & Fuel Group. The group comprises Supermarkets, Coles Myer Liquor Group, Coles Express and Coles Online.

The Supermarkets brand comprises the Coles and Bi-Lo brands, supported by a single cohesive team incorporating primarily centralized finance, administration, marketing and buying functions.

Coles supermarkets aim to delight customers with great value and convenience. Coles is committed to giving customers more for their money through competitive everyday prices, supported by strong and relevant promotions.

At July 31, 2005, the brand operated 505 stores across Australia, with 20 new supermarkets opened during the year. The network ranges from small metropolitan stores to large flagship sites, with selling area of approximately 20,000 to 50,000 square feet. The supermarkets offer customers a wide range of fresh food, groceries and general merchandise. Coles’ extensive offer includes both national and housebrand products. Coles Supermarkets operates an Internet shopping service called Coles Online.

During the year Coles launched its housebrand strategy, which is designed to optimize choice for customers. The strategy sees customers able to choose housebrand products from three distinct tiers being: ‘$mart Buys’, ‘you’ll love Coles’ and ‘George J Coles’.

Fresh produce departments with a “market look” are now a feature in most stores. Ongoing commitment to innovation and improved value has seen expansion of the fresh range. Product innovation in value-added ready-to-eat products offer customers better choice and convenience.

Bi-Lo

The Bi-Lo aim is to be Australia’s leading discount supermarket, offering the cheapest weekly shopping basket of fresh food and groceries to value conscious customers.

Bi-Lo operated 214 stores at July 31, 2005, including 10 new supermarkets openings during the year. The average store size is smaller than Coles, with the network focused on local neighborhoods and regional areas.

Bi-Lo offers everyday grocery items, along with a housebrand range. Through the year Bi-Lo focused on enhancing the quality of fresh food and expanded the housebrand range by introducing or redesigning packaging for more than 400 Bi-Lo products.

Coles Myer Liquor Group

The Coles Myer Liquor Group (CMLG) operates four major brands – Liquorland, Vintage Cellars, Theo’s and 1ST Choice Liquor Superstore. The inaugural 1ST Choice Liquor Superstore opened in Melbourne in May 2005.

As at July 31, 2005 the brand operated 669 liquor sites, including 30 hotels, with representation in all states except Tasmania. Approximately one third of stores are located adjacent to a Coles Myer supermarket, with the majority being freestanding stores.

Liquor retailing and gaming is regulated in Australia, with each state and territory controlling liquor sale via liquor licensing and gaming via gaming licensing. State Government liquor and gaming authorities and in the case of liquor licensing, statewide police agencies execute the licensing regulations in their regions with each region’s regulations reflecting their own unique regional issues. Consequently, the degree of regulation differs from State to State. The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

The Coles Myer Liquor Group has expanded its liquor retailing over the past five years through a combination of acquisitions and organic store growth. A major growth driver over the next five years is expected to be via the rollout of its large format 1ST Choice Liquor Superstores.

Coles Express

During 2004, the Company acquired from Shell multi-site franchisees, the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for A$103.7 million (including transaction costs).

Currently the brand operates 597 fuel and convenience stores across Australia, making it the nation’s largest fuel and convenience retail operation.

Coles Myer entered into a supply agreement with Shell for fuel and lubricant products, and operating leases for the service station sites. The sites are branded both Coles Express and Shell.

Coles, Bi-Lo and Liquorland customers who make purchases over a certain amount receive a cents per liter fuel discount when they present their receipts at a Coles Express service station.

KMART

Kmart

At July 31, 2005, Kmart operated 180 stores in Australia and New Zealand. Measured by sales, it is Australia’s leading discount store business and sells a wide range of items, including sporting goods, toys, electrical appliances and apparel, with a mix of international and national brand names as well as private labels.

Kmart is positioned as a low cost, discount department store for the entire family. Kmart stores typically range in size from 47,500 to 75,000 square feet. They are mostly located in suburban shopping centers in major cities and in larger regional shopping centers, and cater for the needs of a wide range of customers by offering an extensive variety of goods at competitive prices.

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

In 1994, the Company renewed its License Agreement with KMC, pursuant to which Coles Myer has the exclusive right to use the Kmart name in Australia and New Zealand. Coles Myer does not believe that there is a significant risk of the License Agreement being terminated in a manner that would have a substantial adverse impact on the Company’s operations. Besides the License Agreement, Coles Myer has no other affiliation or relationship with KMC.

In New Zealand, the business supplies similar product ranges to Australia. The Company opened its first Kmart store in New Zealand in October 1988, and the chain had 13 stores operating at July 31, 2005.

Kmart Automotive

Kmart Automotive consists of two automotive business units trading under the brand names “Kmart Tyre & Auto Service” and “Tyremaster Wholesale”. There are a total of 195 Kmart Tyre & Auto Service outlets of which 130 are either attached or in close proximity to a Kmart store and a further 65 located as stand-alone sites.

OFFICEWORKS

Officeworks

Officeworks is Australia’s leading office supplies retailer for small to medium sized businesses, home offices and personal shoppers. Officeworks offers a range of over 10,000 products, including stationary, consumables, business machines, office furniture and printing services.

Officeworks is well represented in all major Australian cities, as well as many regional areas. The first store was opened in 1994, with 87 Officeworks operating at July 31, 2005. Officeworks operates 3 brands, Officeworks Superstores, Officeworks BusinessDirect and Harris Technology.

Harris Technology

Harris Technology is consolidating its brand after aggressive growth in the past several years. A strategic review was performed in early 2005, the aim of which was to identify where Harris could be most successful. As a result of that review, the brand is refocusing on its traditional customers – the small business sector as well as technology professionals.

TARGET

Target

Target offers its customers apparel and soft homewares, underpinned by its strong housebrand strategy. Target is positioned in the market between department stores and discount department stores, competing largely with specialty stores.

Target’s core product ranges include womenswear, intimate apparel, menswear, childrenswear, accessories, soft homewares, electrical, toys and other general merchandise. Apparel is predominantly Target-branded, with national brands and licenses used to complement the Target range, such as the popular Piping Hot and World Industries label in youth apparel.

Target stores are typically located in suburban and large regional shopping centers and precincts. Target operated 142 stores at July 31, 2005, with store selling areas ranging from approximately 21,000 to 73,000 square feet.

Target Country

A total of 113 stores trading as Target Country were operating at July 31, 2005. These stores are located primarily in rural and regional communities, and offer a smaller range of Target merchandise, predominantly apparel and soft homewares such as manchester and tableware.

MYER

Myer is Australia’s largest department store group (measured by sales and store numbers) with stores operating in the states of Victoria, New South Wales, Queensland, South Australia, Tasmania, Western Australia and the Australian Capital Territory.

Myer operates full range department stores with selling areas ranging from around 130,000 square feet up to around 550,000 square feet in the Myer Melbourne (Victoria) flagship store.

Myer is positioned as a brand-focused, value-driven department store, providing a range of well-known national, international and private brands and good service in a pleasurable store environment. Myer operated 61 stores as at July 31, 2005. The larger Myer stores are situated in downtown locations, with other stores positioned mainly as anchor tenants in suburban shopping centers and in major regional towns.

In 2005, Myer expanded its merchandise offer by adding new national and international brands together with an ongoing focus on private brands.

Customer service continued to improve with a strong ongoing focus on service levels and selling skills. All frontline team members received customer service training this year and many managers were further trained in advanced selling techniques. Strong marketing reflects the repositioning. The store environment is also improving, with more open layouts, clear aisle ways and strong visual merchandising.

As part of the development of Coles Myer’s next strategic plan, a process began in September 2005 to consider ownership options for Myer, including retention, de-merger and trade sale. The process will determine which is the best outcome for Myer, Coles Myer and it shareholders. No timeframe has been set for the completion of this process. Also refer to Item 4A – HISTORY AND DEVELOPMENT – RECENT DEVELOPMENTS.

MEGAMART

An electronics and furniture format, Megamart, was launched during 1999. Megamart operated nine stores trading in Victoria, New South Wales, Queensland and Western Australia. The Megamart brand was re-launched in December 2004 with an increased focus on the latest technology and entertainment. While sales improved, the nine stores in four states did not provide the scale needed to deliver the required profit improvement. As a result, Coles Myer has announced that all nine Megamart stores will be divested in the 2006 financial year. Also refer to Item 4A – HISTORY AND DEVELOPMENT – RECENT DEVELOPMENTS.

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

The main departments within Retail Support are Accounting Services, Treasury, Taxation, Supply Chain, Retail Property, Human Resources, Corporate Affairs, Information Technology, Legal, Risk Management and Compliance, and Customer Strategy and Financial Services.

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

At July 31, 2005, the Company had no secured liabilities, other than a controlled entity having issued a floating charge over assets, capped at A$80.0 million as security for payment obligations to a trade creditor. The Company’s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Standard Coles Myer Negative Pledge (the “Negative Pledge”) and the Common Provisions Deed Poll (“CPDP”). The Negative Pledge is in the process of being replaced by the CPDP, which better reflects current market practice for credit support.

The CPDP is the basis of the Company’s unsecured borrowing structure providing the following financial undertakings (terms have the meanings defined in the CPDP):

(1)	Limitation on Total Liabilities: The CML Group will at all times maintain Consolidated Total Liabilities at no greater than 80% of Consolidated Total Tangible Assets;

(2)	Limitation on Secured Debt: The CML Group will at all times maintain Secured Debt (excluding Indebtedness secured by any encumbrance created or extended in accordance with the CPDP) at no greater than 20% of Consolidated Total Tangible Assets; and

(3)	Fixed Charges Cover: The CML Group will at all times ensure that the ratio of the aggregate of EBITDA and Rental Expense to Total Fixed Charges exceeds 1.65 times.

In addition, an undertaking is given not to provide security over CML Group assets to parties with the benefit of the CPDP, without providing security to all parties of the CPDP.

The Negative Pledge continues as the basis of an unsecured borrowing structure for certain unmatured debt, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of secured liabilities to total tangible assets at 40%. In addition, a pledge is given not to provide security over Company assets, in contravention of the terms of the Negative Pledge, without providing equivalent security to parties to the Negative Pledge. Similar ratio restrictions are included in Trust Deeds to provide a standard borrowing structure.

The CML Group has been in compliance with its financial covenants contained within the Negative Pledge and CPDP during 2005.

The CPDP has been attached as an Exhibit at Item 19.

At July 31, 2005, all foreign currency borrowings were hedged to cover exposure to adverse exchange rate movements. Coles Myer’s interest rate risk management strategy is to have approximately 50% of core debt hedged at fixed interest rates beyond 12 months in maturity. Core debt represents the Company’s long term, non-seasonal debt. See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk” for a description of the Company’s hedging activities.

Credit Cards

The Coles Myer SourceTM MasterCard is a general-purpose credit card for use within all the Coles Myer brands as well as externally wherever a MasterCard is accepted.

The Coles Myer credit card portfolio includes two other credit card products, namely the Coles Myer Store Card and the Coles Myer SourceTM MasterCard with FlyBuysTM Points EXTRA FAST, which has an annual fee. There are in excess of 1.5 million Coles Myer Branded credit cards issued.

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

PURCHASING AND SUPPLIERS

All Coles Myer brands have embraced the concept of developing a partnership approach with their suppliers to ensure customers have access to the quality, range and value they demand. The brands are focused on developing mutually beneficial relationships with approximately 32,000 active suppliers.

While the Company generally does not enter into long-term purchasing agreements, it has entered into a ten-year supply agreement in relation to petroleum products from the Shell Company of Australia.

Orders are generally placed with suppliers depending on the sales and stock levels of the product. With the exception of direct sourcing from overseas which is still a small part of the Company’s overall purchasing, this method in general allows the Company to retain maximum flexibility to adjust to changes in retail markets.

The Company is not substantially dependent on a single supplier or purchasing contract. Coles Myer purchases substantial lines of Australian-made goods, but supplements its ranges with imported goods.

In recent years Coles Myer through each of its brands has moved to increase its purchases of goods on a direct sourcing basis from overseas.

The Company hedges against adverse foreign currency movements for directly imported goods.

COMPETITION

Coles Myer’s supermarkets (Coles and Bi-Lo) operate in a competitive retail sector. Coles and Bi-Lo compete against the large national Woolworths supermarket chain (operating as “Safeway” in Victoria). Independent operators, regional chains, and convenience and specialty stores provide further competition. During 2001, the German-based international supermarket chain ALDI commenced operations in Australia by opening its first supermarket in New South Wales, and has since opened stores in other states and territories.

Coles Myer Liquor Group through its major brands, Liquorland, Vintage Cellars, 1ST Choice Liquor Superstore and Theo’s also competes nationally against the Woolworths chain, which during 2005 acquired ALH (see Item 4A – HISTORY AND DEVELOPMENT – RECENT DEVELOPMENTS), a large hotel and liquor operator and recently acquired the Taverner Hotel Group. In addition there is competition from independent retail chains, sole-traders and hotels that sell packaged liquor.

Coles Express competes against other retailers in the fuel and convenience industry including Mobil, BP, Caltex, Woolworths Petrol+ (a retail venture between Woolworths and Caltex) and 7-Eleven. From the perspective of a food and liquor promotional scheme using fuel, the primary competitor is Woolworths Petrol+ and Woolworths/Caltex co-branded service stations.

The Company has a strong position in Australia in the discount store market through Kmart and the Target and Target Country chains. These chains compete against other chains such as Woolworths’ Big W and Millers Retail for apparel, and against numerous operators of small chains or single specialty stores.

The department store Myer faces national competition from David Jones, Harvey Norman and Harris Scarfe, as well as a number of largely regional competitors. General competition is also provided by specialty store operators and discount stores.

Competition between the Group’s general merchandise and apparel brands is minimized by clear and distinct strategic positioning of each brand.

Officeworks has a strong position in Office Products. A wide range of brands compete on a category basis, however, no one competitor has a comparable offer across all categories.

For Harris Technology, competition differs depending on sales channels. In the retail sector, Harvey Norman, Dick Smith Electronics, Domayne are major competitors. In the direct sector (on line and contact centre), e-store, Dell, City Software are the key players.

ADVERTISING AND PROMOTION

Coles Myer and its brands continue to be amongst the largest advertisers in Australia. Advertising expenditure in 2005 was A$474.5 million, which compares with A$431.7 million in 2004 reflecting new business initiatives, sales growth and increased competitive activity in our major markets.

Coles Myer uses the media agency Universal McCann, to plan and buy television, radio, cinema, press, magazines and on-line media in all metropolitan and regional media markets on behalf of all brands.

Each of the brands selects their own advertising agencies and together they develop their own marketing strategy, develop the creative concept and utilize various media to accommodate the range of marketing programs across the Company.

Coles appointed a new strategic and creative agency, Solomon Partnership, and evolved the Save Everyday campaign to focus on the brand’s core value and convenience proposition. Coles also successfully trialed a new store visual identity scheme that improved in-store communication to customers and better promoted the value and quality of the merchandise offer. This new scheme will become the store standard in 2006.

Bi-Lo launched a new campaign cementing its discount position in the market and further improving price perceptions of the brand.

A new strategy to grow our liquor brands was developed and launched in March 2005. A major marketing review was completed during 2005, culminating in the definition of key customer behavioral segments, ensuring clear positioning and differentiation for our core liquor brands - Liquorland, Vintage Cellars, Theo’s and 1st Choice Liquor Superstore.

Target received a number of national awards for catalogue effectiveness, as well as Young Australian Designer of the Year. Under the award-winning “100% Happy” campaign, Target implemented campaigns to further strengthen core brands, including Womenswear, Underwear and Homewares.

Target launched a major denim advertising campaign reinforcing Target as a destination for denim for all the family. This campaign helped reinforce perception that Target offers on-trend, fashionable denim apparel.

Kmart continues to evolve and refresh its marketing communication whilst reinforcing its core ‘price / value driven’ platform. A new creative advertising agency, Cummins & Partners, was appointed in February 2005. The purpose of this appointment was to create new ideas and campaigns that build customers’ perception that Kmart has a portfolio of desirable, known brands.

In February 2005 a new sub-brand for Officeworks was launched in the market. Officeworks BusinessDirect was created through the integration of Officeworks Direct and Viking Office Products. Over the past two years the focus has been on bringing the two brands together and the launch marked a significant step in the Officeworks journey. As a result of the integration, Officeworks BusinessDirect is Australia’s largest direct marketer of office supplies and the growth of the direct brand will continue to be a key strategic priority for the brand moving forward. Marketing campaigns throughout the year included the regular Christmas, Tax Time, The Works and Back to School promotions. Officeworks marked its tenth birthday with a sales celebration campaign.

Myer once again produced a multi-channel integrated marketing campaign. Myer continued with the “My Store, Myer” branding throughout its marketing activity.

Highlights for the year included successful and widely acclaimed seasonal fashion launches, the use of the actor Carson Kressley as the face of its Spring Racing Sponsorship and the launch of MYER One (see below).

Loyalty Programs

Myer continued its focus on loyalty programs by introducing the MYER One program in August 2004. The MYER One program is targeted to high value Myer customers and rewards them for shopping and treats them to special events, previews and offers. It is complementary to the existing Coles Myer loyalty programs such as CML SourceTM Master Card and Fly BuysTM - as both have mass-market appeal. Since launch, MYER One has attracted over 775,000 members, the majority of whom shop at least monthly.

FlyBuys™ is the customer loyalty program for the majority of Coles Myer brands. Membership of FlyBuys™ is free to customers, with members issued a card to present at point of sale when shopping. Each customer holds a discrete account and points are automatically credited to the account, based on eligible expenditure. When enough points have been accumulated, they can be exchanged for free air travel, Coles Myer shopping vouchers or other benefits. Points expire after three years.

The FlyBuys™ program was re-launched in September 2003 and continues to have very high penetration within Australia with over 2.6 million active member households (average 2.2 cards per household).

FlyBuys™ is a joint venture between Coles Myer and National Australia Bank, and other major participating companies include Best Western Australia, Budget Rental Cars, Michael Hill Jewellers and Ezibuy.

Under the terms of a service agreement between Coles Myer and the FlyBuys™ partnership, Coles Myer (and other participants) pay the partnership for points allocated as a result of eligible purchases. The partnership uses this revenue to pay for the air travel and other awards. See also Item 7B - RELATED PARTY TRANSACTIONS - Transactions with other related parties, for details of Coles Myer’s cost of participation.

On June 3, 2005, the Company launched a revamped Coles Myer SourceTM MasterCard with a free loyalty offer. The Coles Myer SourceTM MasterCard is a general purpose credit card for use within all the Coles Myer brands as well as externally wherever a MasterCard is accepted.

Existing Coles Myer SourceTM MasterCard customers have been offered the new credit card product that has no annual fee and offers an additional fuel discount of 2 cents off per litre for a minimum spend of A$30 at participating Coles Myer Food and Liquor stores. Customers use the additional 2 cents voucher together with the standard (Food & Liquor) 4 cents discount receipt to save 6 cents per litre on fuel at Coles Express. Customers also receive 2 FlyBuysTM points for every A$5 spent on the Coles Myer SourceTM MasterCard at participating

Coles Myer stores. This means that customers shopping within a participating Coles Myer brand, who present their FlyBuysTM card with their Coles Myer SourceTM MasterCard when paying for the purchase will receive up to 4 FlyBuysTM points for each A$5 of spend. The addition of free petrol discounts and FlyBuysTM points to the Coles Myer SourceTM MasterCard is designed to encourage enhanced customer loyalty and drive increased sales on the credit card across all Coles Myer Brands.

RESEARCH & ANALYSIS

The Company provides its brands with access to information concerning the retail environment including customer insights, economic, social, and demographic trends, and competitor intelligence through a centralized research and analysis unit. This unit accesses and shares information, knowledge and expertise across the group, leveraging our buying power and return on investment in information.

The Company strives to understand consumers and their current and future needs and to identify appropriate opportunities to meet these needs in our stores. The research unit utilizes a wide variety of research methods to identify consumer needs including qualitative methods such as focus groups, accompanied shopping trips, ethnography, immersions, and quantitative studies such as brand, advertising and satisfaction tracking. Increasingly the Company utilizes customer data from the point of sale to understand buying patterns and preferences, and thereby modifying assortments to deliver to customer needs.

TRADING HOURS

Coles Myer and other large retail chains are generally permitted to trade seven days a week in all state capitals except Perth, Western Australia.

Restrictions on Sunday trading affect the following number of stores in Perth:

Coles	55
Kmart	13
Target	10
Myer	4
Officeworks	6
Liquor Stores	96 - Most of the stores are affected

Stores located in Perth (central business districts and tourist areas) and other regional areas of Australia are permitted to engage in limited Sunday trading for seasonal events (summer, Christmas holiday period).

REGULATION

The Australian Government has a pro-market competition policy. Due to its size and the fact that it operates in important markets like grocery and fuel, Coles Myer is subject to political and regulatory scrutiny. However, the current Government is not proposing legislative or policy changes that would materially or disproportionately impact Coles Myer.

The Australian federal political system, unlike the United States, does not have fixed election dates. Rather, the calling of an election is a matter of political judgment and timing, in accordance with the constitutional and legislative framework that governs the electoral timetables and processes.

The Australian Constitution requires periodic elections for both federal Houses of Parliament, with separate provisions reflecting the different constitutional status of each House. The Commonwealth Electoral Act of 1918 implements the Constitutional scheme.

A general election in Australia was held on October 9, 2004. The Australian Liberal Party in coalition with the National Party was re-elected. The term of the next (the 41st) Federal Parliament of Australia will expire no later than three years after its first sitting after the election. The following election for the House of Representatives must be held on a Saturday, not more than 68 days after the expiry of the parliament’s term.

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

Due to the nature of the Company’s retail businesses, the Company is required to operate in compliance with many Australian Federal, State, Territory and local laws and regulations including, but not limited to:

•	the Trade Practices Act 1974, including the areas of product liability, restrictive trade practices, unconscionable conduct, consumer protection, the Retail Industry Code of Conduct, and various State and Territory Fair Trading Acts;

•	the standards developed by Food Standards Australia New Zealand (FSANZ) and the Therapeutic Goods Administration;

•	the sale of alcohol and tobacco, the operation of hotels and gaming machines, both at the Federal and State level;

•	the enforcement of health and safety standards by State and local health authorities;

•	local planning laws covering zoning, environmental and building regulations;

•	State and local laws governing trading hours, as discussed in item 4.B.; and

•	legislative provisions relating to privacy matters such as restrictions in the use of personal data (for example, in the use of customer data for, and obtained in the context of, customer loyalty programs or in direct marketing activities).

Coles Myer is subject to Federal and State laws and regulations covering, but not limited to:

•	employment practice standards for workers;

•	discrimination and equal opportunities in employment; and

•	workers’ compensation, workers’ compensation self-insurance and relevant Occupational Health and Safety regulations.

The Trade Practices Act 1974 (the “Act”) is the Australian Federal legislation which impacts most directly and widely on the retail and operational activities of Coles Myer, including the following areas:

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

Retail Grocery Industry Code of Conduct

Following a parliamentary inquiry into retailing, a voluntary retail grocery industry code of conduct (RGI Code) was established in August 2000, to apply to vertical relationships in the retail grocery industry. Coles Myer supports the introduction and application of this Code and is a signatory. RGI Code has recently had its first independent triennial review and some recommendations for improvement have been accepted by the Government and are currently being implemented by the Code Administration Committee. It is not anticipated that there will be any additional impact on CML Supermarkets.

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

Changes to Business Taxation

The Company has implemented the tax consolidation legislation as of July 29, 2002 with no material impact on the consolidated financial statements. The primary impact of the new legislation for Coles Myer is that the Company now files a consolidated income tax return with the Australian Tax Office with respect to subsidiaries in the tax consolidated group, instead of filing separate income tax returns for all subsidiary companies. The transition to the tax consolidation legislation provided Australian companies with the opportunity to reset tax bases of assets and liabilities, however no material impacts were recorded. See also Note 6 to the consolidated financial statements included in Item 17.

Under tax consolidation rules, franking credits currently held within wholly owned Australian resident subsidiaries will be pooled and will be available to frank Coles Myer Ltd.’s dividends. All franking credits that arise after tax consolidation will belong to Coles Myer Ltd. and will be available to frank its dividends.

Changes have been made to the imputation system, and subject to certain conditions, Coles Myer Ltd. is now able to determine the amount of franking credits that it will allocate to its dividends. Previously, dividends had to be franked to the maximum extent possible.

In practice, it is expected that Coles Myer Ltd. will continue to frank its dividends to the maximum extent possible.

See also Item 10E. Taxation for further information on the dividend imputation system.

INSURANCE

All brands in the Company are covered for material losses by insurance policies, including but not limited to workers’ compensation, marine transit (to cover directly imported merchandise whilst it is being transported), property, public and product liability. All insurances are in excess of self-insured retentions.

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

Coles Myer has the right to exclusive use of all material trademarks and brand names of its businesses referred to in this Annual Report in all its trading jurisdictions. Coles Myer is a licensee of the FlyBuysTM trademark. The licensor of FlyBuysTM is Loyalty Pacific Pty. Ltd. The Company holds a 50% share in Loyalty Pacific Pty. Ltd. and the National Australia Bank owns the remaining 50% shareholding.

Licenses

Liquor retailing, gaming and the operation of hotels in Australia are regulated by the respective State and Territory Governments. Strict licensing regimes operate in each state and territory, which require CMLG to hold liquor licenses and in the case of Liquorland Hotels, gaming licenses, for each of their locations.

The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

C.	ORGANIZATIONAL STRUCTURE

The Coles Myer Group consists of Coles Myer and its subsidiaries, which conduct business in Australia and New Zealand. A complete list of subsidiaries and their details can be found at Note 34 to the consolidated financial statements included in Item 17. Of these subsidiaries, the following were significant subsidiaries of Coles Myer at July 31, 2005:

•	Coles Supermarkets Australia Pty. Ltd.

•	Kmart Australia Ltd.

All the significant subsidiaries are wholly owned and incorporated in Australia.

D.	PROPERTY, PLANT AND EQUIPMENT

At July 31, 2005, the Company operated a total of 2,650 stores in Australia and New Zealand, with total selling area of approximately 48 million square feet. Properties include locations in downtown shopping areas, regional and minor shopping centers, strip retail locations, and freestanding stores.

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

At July 31, 2005, the Company’s owned property portfolio was recorded at A$740.2 million (2004: A$425.4 million), held either directly, or indirectly through investments in property joint ventures.

It is the Company’s policy to undertake revaluations of freehold and investment properties with sufficient regularity to ensure that the carrying amount of property does not differ materially from its fair value at balance date. This is in accordance with Australian Accounting Standards. The latest valuation, undertaken during 2005, resulted in a net increase in the aggregate book value of properties and investments in property trusts by A$56.1 million. See also Notes 1(i), 1(j), and 11 to the consolidated financial statements included in Item 17.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The discussion below contains certain forward-looking information. See comments regarding “Forward-Looking Statements” on page 1 of this Annual Report. Comparative amounts for 2004 and 2003 have been reclassified to ensure comparability with the current reporting period, and where significant this has been noted.

RETAIL TRADING ENVIRONMENT

2004/2005

In 2004/05, Australia’s economic growth for the year to June 2005 was recorded at 2.6%1. Although solid, it was down on the 3.3% growth recorded in 2003/042.

Over the past year, the driver of Australia’s economic growth has shifted away from consumer spending to business investment. High commodity prices have stimulated investment in the mining sector and in resource related industries3. This is expected to support an increase in the rate of Australia’s economic growth into 2006 and 20074.

However, the retail environment remains more subdued reflecting high petrol prices and an end to house price growth. Despite strong income supports via jobs and wage growth, as well as recent tax cuts, real retail turnover is forecast to be 1.8% in 2005/06, down from 3.5% in 2004/055.

After sales growth over the past three years, non-food retailing is expected to moderate. Food retail is expected to continue to grow at rates broadly experienced over the last two to three years.

In 2004/05, non-food retail sales grew by 4.5%, down from 9.0% in 2003/04. Non-food retail sales may trough in mid 2006 before rising again in 2007 as domestic demand picks up and the housing cycle enters its next forecast upswing. The value of food retail sales grew by 4.2% in 2004/05, down from 6.9% growth in 2003/04. In the short-term food sales are expected to remain sluggish but there may not be much more downside and 4.3% growth is forecast in 2005/066.

2003/2004

Australia’s economy enjoyed solid growth over the year. Real GDP growth over the year to September 2004 was 3.0%, a solid rate, though down on the 4%+ annual growth recorded earlier in 2004.

While the rate of output growth slowed, the unemployment rate which averaged 5.8% over 2004, hit a low of 5.2%, inflation remained contained, and official interest rates have been steady at 5.25% since late 2003.

Australia’s economic growth through 2004 was supported by the strong performance of the global economy, high levels of activity in Australia’s housing sector, strong growth in consumer spending, and a high rate of business investment.

Some of those economic supports started to lose momentum. After a period of strong growth, investment in housing fell in the September quarter of 2004, while growth in consumer and retail spending also slowed.

Growth in retail turnover remained well above trend, at 5.9% over the year to September 2004 in real (inflation-adjusted) terms, though that was down from the record annual growth rate seen over the year to June 2004. Non-food retailing performed particularly well, with growth in real non-food retail turnover of 8.5% over the year to September 2004, compared with 4.8% growth for real food retail turnover.

[1]	Reserve Bank of Australia (November 2005) ‘Statement on Monetary Policy’.

[2]	ANZ (December quarter 2005) ‘ANZ Economic Outlook’.

[3]	Reserve Bank of Australia (November 2005) ‘Statement on Monetary Policy’.

[4]	ANZ (December quarter 2005) ‘ANZ Economic Outlook’.

[5]	Access Economics (August 2005) ‘Economic and Market Planning Guidelines’.

[6]	Access Economics (August 2005) ‘Economic and Market Planning Guidelines’.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies, means those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods.

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

Workers’ compensation and self-insurance

The provisions for workers’ compensation and self-insurance are determined based on various assumptions, actuarial assessments, including but not limited to, future inflation, investment return, average claim size and claim administration expenses.

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

Supplier promotional rebates

Accounting for all forms of rebates is reflective of guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor”). Refer Note 1(g) to the consolidated financial statements included in Item 17.

Carrying value of non-current assets

The carrying value of non-current assets does not exceed their recoverable amount. Recoverable amount is determined by reference to the amount expected to be recovered from the discounted net cash flows arising from the assets’ continued use and subsequent disposal. Each reporting period, the Company reviews the non-current assets for possible impairment issues. If impairment issues are found, the Company is required to make an assessment as to whether the carrying amount of the asset identified remains fully recoverable. In making this assessment, the Company compares the current carrying value to the market value where available or the value in use. Determination of the value in use requires the Company to make assumptions and use estimates. The Company considers the assumptions used in the calculation to be reasonable and supportable in the existing economic environment.

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

Employer contributions to this defined benefit fund during 2005 amounted to A$20.3 million (2004 A$18.2 million). Vested benefits are benefits, which are not conditional upon continued membership of the fund or any factor, other than resignation from the fund.

For U.S. reporting, the company has applied the principles of FASB Statement No. 87 Employers’ Accounting for Pensions (FAS 87). As a result, a reconciling item from Australian GAAP to U.S. GAAP is recorded at Note 32(g).

The defined benefit pension plan pays benefits to employees at retirement using formulae based on participants’ years of service and compensation. The defined benefit plan has been closed to new members since 1996. All new employees since that date must become members of the defined contribution plans. At balance date the defined benefit plan had approximately 3,000 remaining members.

Contributions to the defined benefit plan are based on rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of the plan. The funding objectives are: to target assets of 100% of total actuarial reserves; and for assets to exceed total vested benefits by a margin sufficient to reduce the likelihood of assets falling below vested benefits to an acceptable level.

The contribution rate is formally reviewed every three years as part of the triennial actuarial investigation of the Plan. As a result of the last triennial investigation in July 2003, the actuary recommended the contribution rate increase to 9.5% of salaries, from 8.9%, in respect of all members. This increase took effect from August 1, 2004. This movement is not expected to have any material impact on the Company’s liquidity. The net periodic pension cost has increased income from operations over the 2005 fiscal year by A$1.2 million in respect of defined benefit members.

The assets of the defined benefit plan are invested in a variety of both domestic and international shares, securities, bonds and properties as determined by professional investment managers appointed by the trustees.

The asset allocation at the reporting date of the Plan, being July 31, 2005 is as follows:

	Actual	Benchmark
Australian Shares	35.7%	35.0%
Overseas Shares (hedged)	11.1%	11.0%
Overseas Shares (unhedged)	16.3%	16.0%
Property	7.8%	8.0%
Australian Fixed Interest	14.6%	15.0%
Overseas Fixed Interest	9.7%	10.0%
Cash	4.8%	5.0%

The “in-house” rule under Superannuation law in Australia restricts a Superannuation Plan from holding more than 5% in total assets of the sponsoring company’s shares. Plan assets include fully paid ordinary shares in CML of A$1.6 million (2004 A$NIL million, 2003: A$NIL million).

For the 2005 fiscal year expense, the expected return on assets used by the actuary is 6.5%, which is unchanged from the prior year.

Recent experience between the expected and actual returns for assets backing defined benefits is as follows:

Period	Expected Return	Actual Return
2005 fiscal year	6.5%	13.1%
2004 fiscal year	6.5%	15.3%

The Company does not smooth the effects of changes in actual returns. Only the actual market value of assets is used. The expected return assumption is based on the geometric average return of each sectors anticipated future return.

The plan determines its discount rate assumption by reference to the 10 year AA rated corporate bond rate in the Australian market. A deduction for income tax on Plan earnings at 15% has also been made. The assumed average future service of members expected to receive benefits is 7.3 years. Further disclosures on the retirement plans are included in Note 24 to the consolidated financial statements.

International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting IFRS for application to reporting beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS). The adoption of A-IFRS will be first reflected in the CML Group’s financial statements for fiscal 2006. Further disclosures on the impact of A-IFRS are included in Note 1 to the consolidated financial statements included at Item 17.

CONSOLIDATED RESULT

Comparative amounts for 2004 and 2003 have been reclassified to ensure comparability with the current reporting period.

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Sales	36,185.2	32,082.2	26,875.8
Cost of goods sold	(27,286.8)	(23,914.6)	(19,508.9)

Gross profit	8,898.4	8,167.6	7,366.9

Other revenue from operating activities	97.3	66.8	48.8
Cumulative effect of change in accounting policy for supplier promotional rebates			(76.5)
Other revenue from non-operating activities	304.2	309.2	275.3
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	20.6	131.0	392.5
Net book value of property, plant and equipment, investments and businesses and controlled entities disposed	(68.1)	(146.5)	(416.8)
Borrowing costs	(74.0)	(71.1)	(86.9)
Advertising expenses	(474.5)	(431.7)	(383.8)
Selling and occupancy expenses	(6,308.1)	(5,801.7)	(5,327.5)
Administrative expenses [1]	(1,513.3)	(1,357.4)	(1,183.2)

Profit from ordinary activities before income tax	882.5	866.2	608.8
Income tax expense	(266.4)	(258.1)	(187.7)

Net profit	616.1	608.1	421.1

[1]	Includes the Megamart A$81.5 million divestment charge.

2005 compared with 2004

Sales

Retail sales for 2005 were A$36,185.2 million, an increase of 12.8% compared to 2004. Sales increased predominately due to increased volume as a result of key promotional sales, such as the ‘Toy Sale’ and the ‘Massive Home Sale’ in general merchandise and apparel, an increase in store numbers, particularly in supermarkets and Coles Express’ first full year of sales. Major increases in sales were recorded in the segments of Food, Liquor & Fuel (16.7%), Kmart (6.0%), Officeworks (12.4%) and Target (8.8%).

The Coles Express brand commenced operations during 2004 with stores acquired in tranches, with the rollout of outlets completed during 2005. Excluding Coles Express sales of A$5,559.5 million for 2005 and A$3,176.9 million for 2004, retail sales would have been A$30,625.7 million and A$28,905.3 million respectively.

Gross Profit

Gross profit increased by 8.9% to A$8,898.4 million in 2005. This was achieved through continued focus on streamlining the cost of doing business across all segments. Direct sourcing in general merchandise and apparel have delivered greater cost efficiencies and speed to the market.

Other revenue from operating activities

This revenue represents commissions generated by the hotels acquired by the Coles Myer Liquor Group and concession sales. The increase of A$30.5 million is primarily the result of an increase in concession sales. Refer Note 2—Change in Accounting Policy of the consolidated financial statements at Item 17.

Other revenue from non-operating activities

	2005 A$M	2004 A$M
Other revenue from non-operating activities	304.2	309.2

Other non-operating revenue mainly comprises of interest income, property income and other income, which is predominately advertising income. Non-operating revenue decreased by A$5.0 million. The material movements relate to a decrease of A$24.9 million in interest income and an increase of A$15.6 million of other income.

Interest income decreased from A$57.6 million to A$32.7 million due to the receipt of interest from the Coles Myer Employee Share Plan Trust of A$38.0 million in 2004, as a result of the restructuring of the Trust by the trustees, compared to interest received from the Trust of A$3.6 million in 2005.

For U.S. GAAP reporting purposes this interest income from the Trust has been eliminated from net profit to correspond with the reclassification of the loan (relating to income) to shareholders’ equity. Refer Note 32 (f) of the consolidated financial statements at Item 17.

Sale of property, plant and equipment, investments and businesses and controlled entities

	2005 A$M	2004 A$M
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	20.6	131.0

Net book value of property, plant and equipment, investments and businesses and controlled entities disposed	(68.1)	(146.5)

During 2005, there were no disposals of businesses and controlled entities. The 2005 sale predominately relates to the disposal of plant and equipment. In 2004, the CML Group disposed of five Newmart supermarket stores and seven Sands & McDougall stationery stores for A$31.9 million.

Borrowing costs

Borrowing costs increased by A$2.9 million to A$74.0 million, which is a reflection of higher average debt levels. Borrowing costs were also affected by an increase in the average finance rate from 6.5% in 2004 to 6.7% in 2005.

Advertising expenses

U.S. GAAP requires the advertising income (provided by suppliers to offset advertising costs) and expenses to be netted and disclosed as one item. This is expressly prohibited under Australian GAAP reporting and each item must be disclosed on a gross basis.

The reconciliation at Note 32 between Australian and U.S. GAAP is performed at the net income level, at which point there are no differences between the two regulations.

Advertising expenses predominantly relate to all production costs and fees relating to press, radio, television, and catalogue advertising of merchandise. The Company aims to maintain market share in all its trading businesses, whilst at the same time seeking out opportunities to centralize components of the advertising process where possible to take advantage of economies of scale and technological developments.

Overall, advertising expenses have increased from 2004 to 2005 as sales have increased, competition in major markets has increased and the Company has undertaken new business initiatives such as the fuel offer and upgrading of the loyalty offer (enhanced FlyBuysTM and Coles Myer Source™ MasterCard). Refer to page 24 for additional information.

Selling and occupancy expenses

	2005 A$M	2004 A$M
Selling and occupancy expenses	(6,308.1)	(5,801.7)

Selling and occupancy expenses are necessarily incurred to operate the Company’s stores and other offices and sites.

Total selling and occupancy costs increased by 8.7%. This was primarily the result of an increase in employee costs and external rent. Salaries, wages, payroll tax, superannuation and other selling staff costs increased 9.6% from A$3,510.7 million in 2004 to A$3,849.2 million in 2005, as a result of wage and salary rate increases and an additional 6,230 staff employed during the year.

External rent and outgoings increased by 9.2% from A$1,322.8 million in 2004 to A$1,444.0 million in 2005. This was principally due to an overall net increase of 72 new stores across the segments during 2005.

Administrative expenses

	2005 A$M	2004 A$M
Administrative expenses	(1,513.3)	(1,357.4)

Total administrative expenses increased by 11.5%.

Costs of administrative staff (salaries, wages, payroll tax, superannuation and Fringe Benefits Tax (FBT)) increased by 8.3% from A$734.3 million in 2004 to A$795.4 million in 2005. Of the additional 6,230 staff employed during the year, 333 were in the Property and Unallocated segment, which includes head office employees.

Travel, general and other administrative expenses increased by A$52.1 million or 9.2%, from A$528.8 million in 2004 to A$620.6 million in 2005. The major movement relates to costs of A$81.5 million for the Megamart divestment. Included in this category is depreciation of plant and equipment located in offices, which has remained steady.

Legal, consultants and audit fees increased by 78.2% from A$54.6 million in 2004 to A$97.3 million in 2005. This is primarily attributable to transformational activity, in particular various Information Technology initiatives.

Income tax expense

The effective tax rate for 2005 was 30.2% (2004: 29.8%). The differences from the statutory rate of 30% are explained in Note 6 to the consolidated financial statements included at Item 17.

Net profit

The Company’s Australian GAAP net profit increased by 1.3% from A$608.1 million in 2004 to A$616.1 million in 2005. Segments that primarily contributed to this improvement were the Food, Liquor & Fuel, Officeworks and Target, offsetting decreases in Myer and Megamart.

The Company’s U.S. GAAP net profit increased from A$475.4 million in 2004 to A$512.5 million in 2005. The difference between the 2005 Australian GAAP net profit and U.S. GAAP net profit is detailed in Note 32 to the consolidated financial statements included at Item 17.

Dividend

A fully franked final dividend of A$0.17 per share was declared on all fully paid ordinary shares registered at October 21, 2005 and paid on November 14, 2005. The final dividend, combined with the interim dividend of A$0.1625 per share, represented an annual dividend of A$0.3325 per share. This represents an increase of A$0.0425 per share over the 2004 annual dividend.

2004 compared with 2003

Sales

Retail sales in 2004 increased 19.4% to A$32,082.2 million from A$26,875.8 million in 2003.

Sales increases were predominantly driven by increased volume. The Company continued to drive value for customers through reinvesting in price (i.e. operating costs savings used to maintain or decrease selling prices), underpinned by our ongoing efficiencies.

Major increases were recorded in the segments of Food, Liquor & Fuel (27.7%), Kmart (4.2%), Officeworks (22.8%) and Target (7.7%) whilst Myer sales remained steady. Coles Express contributed A$3,176.9 million in sales to the Food, Liquor & Fuel segment. Excluding Coles Express, the Food and Liquor segment recorded a sales increase of 8.5%.

Gross Profit

Gross profit increased 10.9% for the year ended July 25, 2004. The Food, Liquor & Fuel segment achieved higher gross profit and reflected sales leverage relative to costs, reductions in shrinkage and waste, continued streamlining of costs and strong growth of the higher margin “house-branded” goods in the supermarkets.

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

Other revenue from operating activities

This revenue represented commissions generated by the hotels acquired by the Coles Myer Liquor Group. The A$18.0 million increase primarily resulted from a full year’s contribution from the late in the 2003 acquisition of Theo’s.

Other revenue from non-operating activities

	2004 A$M	2003 A$M
Other revenue from non-operating activities	309.2	275.3

Other non-operating revenue mainly comprised of interest income, property income and other income, which was mainly comprised of advertising income. The increase in non-operating income of 12.3% was primarily due to an increase in interest income.

Interest income increased from A$23.7 million to A$57.6 million due to the receipt of interest from the Coles Myer Employee Share Plan Trust of A$38.0 million (2003 A$3.7 million), comprising A$2.7 million received in the first half of the financial year, and A$35.3 million received in the second half of the financial year as a result of the restructuring of the Trust by its trustees. For U.S. GAAP reporting purposes this interest was eliminated from net profit to correspond with the reclassification of the loan (the income relates to) to shareholders’ equity. Refer Note 32 (e) of the consolidated financial statements at Item 17.

Rental income decreased from A$30.8 million to A$25.9 million as a result of the disposal in 2003 of Sydney Central Plaza, a major retail property that contributed rental income to the CML Group.

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

In 2003, the CML Group sold Sydney Central Plaza for A$372.8 million, additional proceeds of A$9.9 million were received during 2004.

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

The reconciliation at Note 32 between Australian and U.S. GAAP is performed at the net income level, at which point there are no differences between the two regulations.

Advertising expenses predominantly related to all production costs and fees relating to press, radio, television, and catalogue advertising of merchandise. The increase from 2003 was in line with the Company’s aim of maintaining market share in all its trading businesses in an increasingly competitive environment. Other factors contributing to the increase are sales increases and new business initiatives.

Selling and occupancy expenses

	2004 A$M	2003 A$M
Selling and occupancy expenses	(5,801.7)	(5,327.5)

Selling and occupancy expenses are necessarily incurred to operate the Company’s stores and other offices and sites.

Total selling and occupancy costs increased by 8.9%. If Coles Express were excluded from the 2004 numbers the increase would be 5.3%. Major items that contributed to the movement were external rent and employee costs.

External rent and outgoings increased by 9.8% from A$1,204.7 million in 2003 to A$1,322.8 million in 2004. This was principally due to the addition of 598 Coles Express outlets and a net 29 new stores opened by the Company in 2004.

Salaries, wages, payroll tax, superannuation and other selling staff costs increased 9.2% from A$3,215.5 million in 2003 to A$3,510.7 million in 2004. Wages and salary rates increased and an additional 13,694 staff were employed during the year. The majority of staff were in the Food, Liquor & Fuel segment. This was principally due to the addition of 598 Coles Express outlets and a net 29 new stores opened by the Company in 2004.

This line item includes depreciation of plant and equipment in stores, which increased by 5.0% from 2003 to 2004.

Administrative expenses

	2004 A$M	2003 A$M
Administrative expenses	(1,357.4)	(1,183.2)

Total administrative expenses increased by 14.7%.

Costs of administrative staff (salaries, wages, payroll tax, superannuation and FBT) increased by 6.8% from A$687.8 million in 2003 to A$734.3 million in 2004. Of the additional 13,694 staff employed during the year, approximately 1,000 were in the Property and Unallocated segment, which included head office employees.

Travel, general and other administrative expenses increased by 25.8% from A$495.4 million in 2003 to A$623.1 million in 2004. Included in 2004 were the costs of relocating the Coles Myer Liquor Group head office from Sydney to Melbourne, and the Mt Druitt restructure costs, being costs of closing CML Group stores in the Mt Druitt (NSW) shopping centre. This line item included depreciation of plant and equipment located in offices, which remained steady from 2003 to 2004.

Income tax expense

The effective tax rate for 2004 was 29.8% (2003: 30.8%). The differences from the statutory rate of 30% are explained in Note 6 to the consolidated financial statements included at Item 17.

Net profit

The Company’s Australian GAAP net profit increased from A$421.1 million in 2003 to A$608.1 million in 2004 (44.4% increase). Areas within the Company that primarily contributed to this improvement were the Food, Liquor & Fuel segment, Kmart, Officeworks and Target.

The Company’s U.S. GAAP net profit (before policy changes) increased from A$390.9 million in 2003 to A$475.4 million in 2004. The difference between the 2004 Australian GAAP net profit and U.S. GAAP net profit is detailed in Note 32 to the consolidated financial statements included at Item 17.

Dividend

A fully franked final dividend of A$0.15 per share was declared on all fully paid ordinary shares registered at October 15, 2004, and paid on November 8, 2004. The final dividend, combined with the interim dividend of A$0.14 per share, represented an annual dividend of A$0.29 per share. This represented an increase of A$0.03 per share over the 2003 annual dividend.

RETAIL RESULT

Food, Liquor & Fuel Group

2005 compared with 2004

	2005	2004	Change
Sales (A$M)	24,670.2	21,146.8	16.7%
Segment result[1] (A$M)	743.4	647.4	14.8%
Stores	1,985	1,943	42.0
Selling area[2] (M.sq.ft)	17.230	16.695	3.2%

1.	Profit from ordinary activities before income tax and interest

2.	Excludes Coles Express locations

At July 31, 2005, Food, Liquor & Fuel comprised Supermarkets (Coles and Bi-Lo), the Coles Myer Liquor Group and Coles Express which collectively accounted for 68.2% of the Company’s total sales in 2005 (2004: 65.9%).

Segment sales for this group increased by 16.7% to A$24,670.2 million (2004: A$21,146.3 million). The results for Food, Liquor & Fuel includes Coles Express. The Coles Express brand was launched in Victoria in July 2003, with sites acquired in tranches during the 2004 financial year. Excluding Coles Express, segment sales increased by 6.4%, from A$17,969.9 million to A$19,110.7 million.

The segment result increased by 14.8% from A$647.4 million to A$743.4 million. After adjusting for segment restructuring costs of A$22.5 million, the segment result was A$765.9 million for 2005. The 2004 segment result was A$667.0 million after adjusting for the Coles Myer Liquor Group head office relocation costs and the Bi-Lo Mt Druitt store restructuring costs, representing an increase in 2005 of A$98.9 million or 14.8% over 2004. Further excluding Coles Express’ result of A$36.8 million for 2005 and A$20.1 million for 2004, this would have resulted in a 12.7% increase for the segment from A$646.9 million to A$729.1 million.

Sales momentum in the Food and Liquor group continued to increase, with growth initiatives focused on ongoing commitment to innovation and improved value in the fresh departments and expansion of the range across poultry and seafood. Volumes in fresh continue to grow, with a strong result in both the fresh produce and meat department. There is also focus on value added ready-to-eat products, offering customers better choice and convenience.

The increase in the Food and Liquor result reflects sales leverage, reduced shrinkage and waste, and continued streamlining of costs through investment in the supply chain transformation.

The store expansion program continued to plan, with 30 supermarkets and 47 liquor outlets opened during the year.

Coles Express has established the largest, most efficient fuel and convenience network across Australia, with 597 sites, and one of the country’s best known and well established fuel offers. The two-year cycle of rolling out the new Coles Express fuel offer was completed this fiscal year. Coles Express contributed A$36.8 million to the Food, Liquor and Fuel group’s 2005 segment result in its first full year of operation.

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	21,146.8	16,565.4	27.7%
Segment result[1] (A$M)	647.4	555.5	16.5%
Stores	1,943	1,325	618
Selling area[2] (M.sq.ft)	16.695	16.235	2.8%

1.	Profit from ordinary activities before income tax and interest

2.	Excludes Coles Express locations

Retail sales for this group increased by 27.7% to A$21,146.8 million (2003: A$16,565.4 million). After adjusting for sales relating to Coles Express (brand commenced operations in 2004), sales increased from A$16,565.4 million to A$17,969.9 million, an increase of A$1,404.5 million or 8.5%.

The segment result increased by 16.5% to A$647.4 million (2003: A$555.5 million). After adjusting for the Coles Myer Liquor Group head office relocation costs of A$14.6 million in 2004 and the Mt Druitt restructure costs of A$5.0 million in 2004, and accounting policy changes of A$34.0 million and losses from exited businesses of A$2.5 million in 2003, the segment result would have been A$667.0 million in 2004 and A$592.0 million in 2003, representing a 12.7% increase. After further adjusting for the result of Coles Express of A$20.1 million, the result of the Food and Liquor operations would have increased by A$54.9 million or 9.3% to A$646.9 million.

Sales momentum in the Food and Liquor group increased over the year, with fourth quarter Food and Liquor growth of 9.4%. This was a reflection of the new fuel and fresh food offers. New fresh produce departments with their “market” look were a feature in the majority of Coles stores, supported by better product quality. Fresh food improvements have also benefited customer traffic and assisted sales growth across the store. Fuel discounts are a key part of the Group’s loyalty program and were used in different and innovative ways to delight customers. This recently included the ‘FlyBuys for fuel’ offer, where Coles Myer SourceTM MasterCard holders could redeem FlyBuysTM points for Coles Express fuel.

The increase in the Food and Liquor result reflected sales leverage relative to costs, reduced shrinkage and waste, and continued streamlining of costs. The margin increases occurred despite the short-term impact of double loyalty costs incurred in the second half - both shareholder discount and fuel discount.

The Coles Myer Liquor Group head office was relocated from Sydney to Melbourne ahead of schedule in August 2004, which enabled our Food and Liquor teams to work more closely and benefit from cross-brand career development opportunities.

The store expansion program continued during the year, with 29 new supermarkets and 21 new liquor outlets.

Kmart

2005 compared with 2004

	2005	2004	Change
Sales (A$M)	4,025.7	3,799.1	6.0%
Segment result[1] (A$M)	96.0	100.8	(4.8%)
Stores	245	225	20
Selling area (M.sq.ft)	10.667	10.439	2.2%

1.	Profit from ordinary activities before income tax and interest

Segment sales increased by 6.0% from A$3,799.1 million to A$4,025.7 million. Segment results decreased by A$4.8 million or 4.8%, from A$100.8 million to A$96.0 million. Included in these results are benefits relating to the re-measurement of the Kmart New Zealand onerous lease provision, which has resulted from improved trading conditions in New Zealand. After adjusting for the impact of this re-measurement, the segment result would have increased by A$7.1 million or 8.3%, from A$85.4 million to A$92.5 million.

Kmart experienced weaker sales in May and June, following a slowing of consumer spending and reduced sales of winter-related merchandise due to unseasonably warm weather conditions. Categories most impacted included electrical and apparel. Given the considerable external challenges, Kmart maintained margin growth and produced a solid earnings increase for the year.

Kmart had an excellent customer reaction to several key initiatives, in particular the Toy Sale in July and the spring season launch. Customers are also responding positively to the improved marketing, and key national brands such as Now, Girl Xpress in young women’s, Exchange in menswear, Living with Deborah Hutton in home, World for Kids in toys and Jackeroo in outdoor.

Kmart opened five new stores during the year. Kmart’s current network includes 180 stores across Australia and New Zealand with an expected eight new stores in 2006.

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	3,799.1	3,644.5	4.2%
Segment result[1] (A$M)	100.8	67.8	48.7%
Stores	225	222	3
Selling area (M.sq.ft)	10.439	10.349	0.9%

1.	Profit from ordinary activities before income tax and interest

Sales for this group increased from A$3,644.5 million to A$3,799.1 million.

Increased sales have been achieved at the same time as improvements in gross margins. This combined with the ability to contain costs led to the improved segment result.

The segment result increased by 48.7% to A$100.8 million. Included in these results was a credit of A$15.4 million relating to a re-measurement of the Kmart New Zealand onerous lease provision in 2004.

The improved result was evidence that customers have responded to Kmart’s product offer, competitive prices and improved marketing in both general merchandise and apparel. Highlights in general merchandise were new ranges in the home offer and sustained growth in toys, leisure and entertainment. In apparel, new brands included Hilary Duff and Sista, and house brands such as Girl Xpress, Now and Solutions were solid performers.

The success of the Easter, Stocktake and Mother’s Day Sales, along with the Mega Electrical and Toy Sales also contributed to the improved results.

Kmart opened five new stores during the year, which brought the network to 175 stores. The store refurbishment plan continued with lower fixtures and wider aisles, to improve the shopping experience for customers and make it easier for them to move through the store.

Officeworks

2005 compared with 2004

	2005	2004	Change
Sales (A$M)	1,236.3	1,100.1	12.4%
Segment result[1] (A$M)	67.1	51.7	29.8%
Stores	95	87	8
Selling area (M.sq.ft)	1.421	1.275	11.5%

1.	Profit from ordinary activities before income tax and interest

Sales increased by 12.4% from A$1,100.1 million to A$1,236.3 million. Segment results increased from A$51.7 million to A$67.1 million or 29.8%.

Officeworks delivered another strong performance as a result of ongoing business efficiencies and strong sales growth.

Officeworks continued to strengthen its position as the leading supplier for quality office and technology products for home offices, students and small to medium size businesses by offering a great range, convenience and low prices.

Nine new stores were opened during the year, increasing the network to 87 Officeworks superstores and 8 Harris Technology Business centers.

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	1,100.1	896.1	22.8%
Segment result[1] (A$M)	51.7	41.2	25.5%
Stores	87	85	2
Selling area (M.sq.ft)	1.275	1.153	10.6%

1.	Profit from ordinary activities before income tax and interest

Sales increased from A$896.1 million to A$1,100.1 million. Segment results also increased accordingly, from A$41.2 million to A$51.7 million or 25.5%. During the year, the Officeworks branded businesses delivered on the long-term goal of passing A$1.0 billion in sales.

Officeworks delivered another strong performance. The result reflected good sales growth, improved merchandise mix and ongoing business efficiencies. A new focus on housebrands was also initiated, and resulted in new packaging and clearer price points.

Officeworks opened nine new stores in the year, increasing the network to 78. Another 20 stores were updated with major refurbishments. Twelve new in-store technology centers were opened, bringing the total to 22, while the rollout of the digital printing program neared completion with 66 stores offering the service.

Myer

2005 compared with 2004

	2005	2004	Change
Sales[1] (A$M)	2,882.0	2,895.6	(0.5%)
Segment result[2] (A$M)	35.0	54.0	(35.2%)
Stores	61	61
Selling area (M.sq.ft)	7.893	7.942	(0.6%)

1.	Excludes concession sales

2.	Profit from ordinary activities before income tax and interest

Sales, excluding concessions, have decreased by A$13.6 million or 0.5% to A$2,882.0 million. Including concessions, sales have increased by A$65.1 million to A$3,095.8 million or 2.1%.

Segment results decreased by 35.2% or A$19.0 million to A$35.0 million. The 2004 result included Mt Druitt store restructuring costs of A$14.2 million. After adjusting for this, the segment result would have decreased by A$33.2 million or 48.7%, from A$68.2 million to A$35.0 million.

A softening in discretionary spending, an unseasonably warm winter and the sales spike in the eight weeks prior to the July 2004 removal of the Shareholder Discount Card all impacted comparative sales performance in the second half of 2005, relative to the second half of 2004.

Although the brand was impacted by tough trading conditions in the second half, Myer continued to deliver solid growth in key categories across women’s apparel, including Australian and international designer, Miss Shop, accessories, intimate apparel, cosmetics and footwear as well as menswear.

Also refer to Item 4A – HISTORY AND DEVELOPMENT – RECENT DEVELOPMENTS.

2004 compared with 2003

	2004	2003	Change
Sales[1] (A$M)	2,895.6	2,849.7	1.6%
Segment result[2] (A$M)	54.0	11.8	357.6%
Stores	61	64	(3)
Selling area (M.sq.ft)	7.942	8.001	(0.7%)

1.	Excludes concession sales

2.	Profit from ordinary activities before income tax and interest

Sales increased by 1.6% to A$2,895.6 million.

The segment result increased by A$42.2 million to A$54.0 million. After adjusting for restructuring costs for the Mt. Druitt center of A$14.2 million in 2004, the segment result would have been A$68.2 million for 2004.

The combination of ongoing enhancements to the merchandise offer, strong customer focus and the strategic marketing program had driven the improved result. Increased margins reflected improved inventory management and well-managed markdown control. Strong performing categories included women’s and men’s apparel, cosmetics, soft home, accessories and footwear.

Strategic management of the store portfolio during the year also contributed to the result. Store upgrades were completed at Chatswood, Highpoint, Perth and Parramatta, along with the re-opening of the newly refurbished Bondi store in April 2004. Three under-performing stores were closed during the year in Bathurst, Bairnsdale and Mt Druitt.

Megamart

2005 compared with 2004

	2005	2004	Change
Sales (A$M)	268.9	288.8	(6.9%)
Segment result[1] (A$M)	(117.3)	(11.2)	(947.3%)
Stores	9	9
Selling area (M.sq.ft)	0.701	0.692	1.3%

1.	Profit from ordinary activities before income tax and interest includes pre-tax charge of A$81.5 million.

Sales have decreased by A$19.9 million or 6.9% to A$268.9 million.

Whilst some improvement in the sales trend occurred in the second half following the Megamart re-launch in December 2004, furniture sales remained difficult and continued to adversely affect on the result. The general tightening of spending on “big ticket items” compounded this, together with the removal of the shareholder discount during July 2004.

A review of the performance of the brand since its re-launch at the beginning of the second half of the year, has shown that despite some improvement in the sales trend, Megamart still does not have the size and scale to compete effectively in this extremely competitive market segment. A decision has been taken to divest the nine Megamart stores. A pre-tax charge of A$81.5 million has been recorded in 2005, primarily comprising the write-down of non-current assets and inventory to recoverable amount and a provision for surplus leased space.

Megamart’s trading loss for 2005 was A$117.3 million. The trading loss includes the divestment costs of A$81.5 million, excluding this, the segment result would have been a loss of A$35.8 million. Also refer to Item 4A – HISTORY AND DEVELOPMENT – RECENT DEVELOPMENTS.

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	288.8	273.2	5.7
Segment result[1] (A$M)	(11.2)	(6.8)	(64.7%)
Stores	9	8	1
Selling area (M.sq.ft)	0.692	0.617	12.2%

1.	Profit from ordinary activities before income tax and interest

Sales increased by A$15.6 million or 5.7% to A$288.8 million.

Megamart’s trading loss increased from a loss of A$6.8 million to A$11.2 million.

Megamart experienced an extremely competitive market, with one new store opened in Alexandria in NSW. Various initiatives were adopted to improve Megamart’s performance. This included stronger focus on total electrical solutions and technology, new store layouts, improved customer service and a new marketing campaign.

Target

2005 compared with 2004

	2005	2004	Change
Sales (A$M)	3,102.1	2,851.8	8.8%
Segment result[1] (A$M)	221.3	149.7	47.8%
Stores	255	253	2
Selling area (M.sq.ft)	9.747	8.782	11.0%

1.	Profit from ordinary activities before income tax and interest

Sales have increased by A$250.3 million or 8.8% to A$3,102.1 million. Gross margin has increased, whilst costs as a percentage of sales has decreased slightly.

Target delivered a record result following a successful year in 2004. The segment result has increased by A$71.6 million or by 47.8%, from A$149.7 million to A$221.3 million.

Target has once again delivered on its strategy of on-trend, affordable and high quality ranges, coupled with the ongoing development of the Target brand. Target’s ‘Massive Home Sale’ and ‘Toy Sale’ selling campaigns continue to be well received by customers.

Continued focus on faster access to new, unique and highly differentiated merchandise, often with products designed internally, combined with strong in store execution, has delivered a compelling offer for customers. This has been supported over the year by increasing the level of direct sourcing, which delivered greater cost efficiencies and speed to market.

Target opened 11 stores and closed 9 during the year, with an on going strategy of opening in areas where the Target brand remains underrepresented and expanding the store footprint in key growth areas.

2004 compared with 2003

	2004	2003	Change
Sales (A$M)	2,851.8	2,646.9	7.7%
Segment result[1] (A$M)	149.7	89.9	66.5%
Stores	253	254	(1)
Selling area (M.sq.ft)	8.782	8.633	1.7%

1.	Profit from ordinary activities before income tax and interest

Sales increased by 7.7% to A$2,851.8 million (2003: A$2,646.9 million). Gross margins increased slightly and costs did not grow as quickly as sales. These factors drove the improvement in the segment result. The segment result increased by 66.5% to A$149.7 million (2003: A$89.9 million).

After adjusting for the impact of accounting policy changes the 2003 segment result would have been A$92.0 million.

Taking these adjustments into account, the segment result would have increased by A$57.7 million.

Target continued to successfully deliver on its strategy of on-trend, affordable and high quality ranges, combined with excellent store execution and rapid sell-through within each season. The result reflected good management of product sourcing and promotional programs, combined with strong inventory control.

Target lead the Group in increasing the direct sourcing of imported goods, which delivered greater cost efficiencies and faster access to new and differentiated products. Target had also benefited from a strong Australian dollar through this process, which has contributed to stronger gross margins.

Successful seasonal events contributed to the result, along with key promotions such as the ‘Massive Home’, ‘Stocktake Sales’ and ‘Toy Sales’. Customers responded well to new private label ranges and product licenses in apparel and homewares.

Target opened five stores during the year, replaced 4 and closed 6, as part of the ongoing strategy of opening stores in key growth areas, closing non-performing stores and increasing store sizes where appropriate.

Property and Unallocated

2005 compared with 2004

Property and Unallocated includes income derived from the Company’s property portfolio, and unallocated corporate costs that are not directly attributable to the retail brands.

Contributing to the results of the property division was primarily rental income from the Company’s property portfolio and any gains/losses arising from property disposals. Unallocated corporate costs primarily related to head office costs, such as services provided by the executive team, secretarial, group accounting, taxation and treasury. The result did not include any direct retail expenses, which are charged by Retail Support Services to the retail brands by way of Service Level Agreements.

The segment loss had increased by A$9.0 million to A$121.7 million. This result includes the supply chain strategy implementation costs of A$43.2 million for 2005 and A$47.8 million for 2004. Also included in the 2004 results were the residual proceeds of A$9.9 million on the sale of Sydney Central Plaza.

2004 compared with 2003

Property and Unallocated segment loss increased by 50.8% from A$79.0 million in 2003 to A$119.1 million in 2004. Included in this loss were net supply chain transformation costs of A$47.8 million and additional proceeds of A$9.9 million relating to Sydney Central Plaza.

Gains from property disposals increased by A$3.0 million to A$9.9 million (A$6.9 million was recorded in 2003). Property operating earnings fell from A$27.6 million in 2003 to A$13.9 million in 2004 as a result of the sale of Sydney Central Plaza in 2003. The book value of the property portfolio at year-end was A$425.4 million (2003: A$414.1 million).

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow information

	2005 A$M	2004 A$M
Net cash inflow from operating activities	1,157.1	1,338.3
Net cash outflow from investing activities	(1,004.9)	(710.5)

Free cash flow	152.2	627.8
Net cash outflow from financing activities	(553.2)	(680.6)

Net (decrease) in cash held	(401.0)	(52.8)

Net cash inflow from operating activities

Net cash inflow from operating activities decreased by A$181.2 million. Operating cash flow was affected by the payment of higher tax installments following the Group’s entry into consolidated tax regime in 2004. The increase in direct sourcing of merchandise during 2005 has resulted in earlier payments to suppliers.

Net cash outflow from investing activities

Net cash outflow from investing activities of A$1,004.9 million includes A$925.0 million (2004: A$704.1 million) of capital expenditure on property, plant and equipment, and A$120.0 million (2004: A$192.0 million) on business acquisitions, predominantly related to the acquisitions of seven Queensland hotel and freehold properties for A$116.5 million. Disposal of assets realized A$27.7 million in 2005 compared with A$122.0 million in 2004. Proceeds in 2005 are mainly attributable to the sale of property, plant and equipment. Proceeds in 2004 were primarily attributable to Newmart and Sands and McDougall.

Net cash outflow from financing activities

Net cash outflow from financing activities of A$553.2 million, (2004: A$680.6 million) comprise A$436.8 million (2004: A$307.8 million) in cash payments for dividends, the net increase in interest bearing debt of A$499.9 million (2004: a net reduction of A$429.9 million), proceeds from the exercise of options of A$108.0 million (2004: A$37.1 million) and payments for share buy-backs of A$704.4 million (2004: A$NIL).

Apart from Australian corporate law, which requires dividends to be declared from retained earnings, there are no legal or economic restrictions on the ability of subsidiaries within the Group to transfer funds to the Company in the form of cash dividends, loans or advances.

Capitalization

	2005 A$M	2004 A$M
Cash	440.9	849.0
Short-term deposits	216.0	234.4

Cash	656.9	1,083.4

Bank overdraft	—	7.1
Other loans	216.0	254.4

Short-term debt	216.0	261.5

Commercial paper supported by a committed facility, net of unamortized discount A$100,000	79.9
Domestic bank loans	350.0
Foreign currency bonds and notes	296.7	320.6
Bonds and notes under domestic and international facilities	400.0	330.0
Net value of currency swaps hedging foreign currency borrowings	86.7	62.8

Long-term debt	1,213.3	713.4

Shareholders’ equity	3,736.0	4,097.6

Total capitalization*	5,165.3	5,072.5

*	Total capitalization consists of short-term debt, long-term debt and shareholders’ equity.

The Company is of the opinion that its working capital will be sufficient for the next 12 months given the current trading expectations.

Net debt

Total long-term debt was A$1,213.3 million at July 31, 2005, compared with A$713.4 million at July 25, 2004. Net debt has increased due to the Company’s capital management initiatives during 2005 whereby cash and short term deposits and raised debt, were used to fund the A$700 million buy-back of ordinary shares. The weighted average debt duration at July 31, 2005, was 3.5 years (2004: 1.1 years). For a summary of the maturity profile of long-term liabilities, refer to Note 19 of the consolidated financial statements.

At July 31, 2005, the Company had a net debt (total debt less cash) position of A$772.4 million (2004: net cash (total cash less debt) position of A$108.5 million). The gearing ratio of net debt to total capital (being net debt to net debt and equity) at July 31, 2005, was 17.2% compared to (2.7)% at July 25, 2004. Net borrowing costs increased from A$13.5 million to A$41.3 million. The average finance rate increased from 6.5% at July 25, 2004, to 6.7% at July 31, 2005.

Sources of liquidity

Coles Myer Finance Limited (“CMFL”) operates a number of different borrowing programs. These consist of:

•	An A$3,000.0 million Debt Issuance Program with Medium Term Notes on issue equivalent to A$696.7m million outstanding at year-end. The instruments defining the rights of the security holders of A$400.0 million of Medium Term Notes issued after May 2005 (the Note Deed Poll and the Guarantee Deed Poll) are included as Exhibits to this Form 20-F. The instruments defining the rights of the security holders of A$296.7 million of Medium Term Notes issued prior to May 2005 (the Deed of Covenant and Deed of Guarantee) are included as Exhibits to this Form 20-F. An annual update of the program is required.

•	An unlimited Domestic Commercial Paper program established in October 2000 with A$79.9 million outstanding at year-end.

•	A US$500.0 million Euro Commercial Paper Program, with US$0.0 million outstanding at year-end.

The following programs were terminated during 2005:

•	US$500.0 million Euro-Medium Term Note Program effective September 15, 2004.

•	US$1 billion US Medium Term Note Program for Coles Myer Finance (USA) Limited, cancelled effective August 6, 2004.

The following program was terminated in December 2005:

•	A$1,000.0 million Domestic Medium Term Note Program.

Coles Myer has relationships with seven major domestic and international banks, which at July 31, 2005 provided A$430.0 million of committed un-drawn standby facilities. In addition, the Company has a range of relationships with other major banks and investment banks, which provide it with transactional and advisory services.

Coles Myer undertakes borrowings denominated in foreign currencies and imports both merchandise for re-sale and non-merchandise and capital equipment for use in its operations, which may also be priced in foreign currencies. The risks of variation in the rates of exchange for these currencies are managed by compliance with a Board-approved Foreign Exchange Risk Management Policy. This Policy provides that all foreign currency denominated borrowings will be hedged to A$ at the time that the borrowing is undertaken, by use of currency swaps or long dated forward exchange agreements. Thus, the Company is not exposed to foreign exchange risk on its borrowings, other than in the event of default by a counter-party to a swap agreement. This risk is considered to be negligible.

The Company operates a centralized system for management of foreign exchange risk associated with merchandise imports. The impact of currency movements applies largely to goods sourced directly from overseas predominantly in the non-food brands. This system involves the Company’s centralized treasury function implementing hedges for merchandise imports as soon as a firm order or a highly probable forecast exposure for the merchandise is advised, thereby eliminating the exposure to exchange rate fluctuations. Similarly, foreign exchange risk associated with the importation of non-merchandise and capital equipment is fully hedged.

Exposure to interest rates is actively managed. At July 31, 2005 fixed interest rates applied to 53.9% of net interest bearing debt.

See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

Capital Management Initiatives

On March 17, 2005, the Company announced its intentions to buy back A$700.0 million of its ordinary shares through an off-market share buy-back and to convert its A$700.0 million ReCAPS (convertible preference shares) into ordinary shares at the earliest possible date of July 12, 2005.

The off-market share buy-back closed on May 20, 2005, resulting in 70.4 million shares being bought back at a cost of A$584.6 million. The shares were acquired at A$8.30 per share. Including transaction costs of A$4.4 million, the total cost of the off-market buy-back was A$589.0 million.

All of the buy-back price above A$3.00 per share acquired off market has been treated for taxation purposes as a fully franked dividend. Accordingly, retained earnings have been reduced by A$373.3 million and contributed equity by A$215.7 million. In addition, the Company’s dividend franking account has been reduced by A$174.1 million as a result of the off-market buy-back.

On May 23, 2005, the Company announced an on-market buy-back of up to fifteen million ordinary shares to complete its original intention to buy back A$700.0 million of ordinary shares. Between June 7, 2005 and July 25, 2005, the Company purchased and cancelled 12.2 million shares.

In total, 82.7 million shares were purchased and cancelled during the year. This represents 6.7% of fully paid ordinary shares outstanding at the start of the year.

On July 12, 2005, seven million ReCAPS were converted into 79.3 million ordinary shares.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

D.	TREND INFORMATION

Relevant industry and market trends are discussed for the Company as a whole and for each brand segment in Item 5A “Operating Results”.

E.	OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that are not consolidated by the Company. The Company has investments in the following associated entities, which are accounted for under the equity method of accounting as permitted by Australian GAAP:

•	CMS General Trust – trust arrangement that owns and operates the Cairns Central Shopping Center.

•	FlyBuysTM Partnership – a customer loyalty program whereby customers accumulate points on their shopping purchases in order to redeem awards such as free travel and accommodation.

•	Quids Technology Pty. Ltd. – a software developer involved in developing software for two of the Company’s retail brands.

Refer to Note 11 to the consolidated financial statements included at Item 17, for further details.

Additionally, the Company has contracted, non-cancelable lease expenditure commitments not provided for in the consolidated financial statements included at Item 17. For the purposes of U.S. GAAP, transactions relating to certain of these leases are adjusted. Further details of these commitments are outlined in the Contractual Obligations table below and in Note 26 to the consolidated financial statements included at Item 17.

F.	CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations, including debt service obligations at July 31, 2005 is set out in the table below:

A$ million	Less than one year	One to three years	Three to five years	Greater than five years	Total
Long-term debt		323.3	490.0	400.0	1,213.3
Capital expenditure (1)	270.1	0.7			270.8
Operating leases (2) (3)	988.0	1,854.8	1,651.9	4,333.9	8,828.6

Total contractual obligations	1,258.1	2,178.8	2,141.9	4,733.9	10,312.7

(1)	Amounts principally relate to building and fixture contracts for new stores and shopping centers.

(2)	Amounts relate to non-cancelable lease expenditure.

(3)	The Company subleases property and equipment to external parties. Future minimum lease obligations include any potential exposure arising from default by external parties.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The Directors of Coles Myer are vested with the management and control of the business and affairs of the Company. The Constitution of Coles Myer provides that there shall be such number of Directors, not less than five nor more than 14, as the Directors may determine. At December 1, 2005, there were ten Directors, of whom one was an Executive Director.

A person appointed as a Director to fill a casual vacancy or as an addition to the existing Directors will hold office until the conclusion of the next Annual General Meeting following their appointment.

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

Board Changes and Composition

Details of the Directors in office at December 1, 2005, were:

Name	Office	Initially elected or appointed	Retires by rotation
Richard H. Allert, AM	Chairman	1995	2006
John E. Fletcher	Managing Director and Chief Executive Officer	2001	n/a	(1)
Patricia (Patty) E. Akopiantz	Director	2001	2007
Ronald K. (Keith) Barton	Director	2003	2006
William (Bill) P. Gurry, AO	Director	2001	2006
Anthony (Tony) G. Hodgson	Director	2003	2008	(2)
Belinda J. Hutchinson	Director	2005	2008	(2)
Sandra V. McPhee	Director	2003	2008	(2)
Martyn K. Myer	Director	1996	2007
John M. (Michael) Wemms	Director	2003	2008	(2)

(1)	In accordance with Rule 35 of the Company’s Constitution, the Managing Director is not subject to retirement by rotation.

(2)	In accordance with Rule 35 of the Company’s Constitution, one of these Directors will be brought forward to retire in 2007.

At the 2005 Annual General Meeting Mr. Anthony (Tony) G. Hodgson, Ms Sandra V. McPhee, and Mr. John M. (Michael) Wemms were re-elected Directors. Ms. Belinda J. Hutchinson, having been appointed to the Board on September 23, 2005, was elected a Director.

In addition to the Directors, the Company has a group of senior managers who are responsible for operational and administrative functions of the business.

Senior Management of Coles Myer who were not Directors at December 1, 2005, were as follows:

Name	Position	Appointed to current position	Joined Company
Joe Barberis	Managing Director, Officeworks	2005	2003
Fiona Bennett	Group General Manager, Risk and Internal Audit	2005	2005
Pamela Catty	Group General Manager, Corporate Affairs	2002	2002
Ian Clubb	Group General Manager, Human Resources	2002	2002
Larry Davis	Managing Director, Kmart	2005	2002
Tim Hammon	Chief Officer, Corporate & Property Services	2001	1996
Launa Inman	Managing Director, Target	2005	2001
Tom Lemke	Group Managing Director, Marketing and Customer Strategy	2005	2005
Fraser MacKenzie	Chief Financial Officer	2002	2002
Peter Mahler	Chief Information Officer	2002	2002
Gerry Masters	Managing Director, Supermarkets	2001	1973
Peter Merritt	Managing Director, Strategy & Development, Food, Liquor and Fuel	2005	1976
Mick McMahon	Managing Director, Coles Express	2005	2005
Andrew Potter	Group General Manager, Supply Chain	2002	2002
Dawn Robertson	Managing Director, Myer	2002	2002
Peter Scott	Managing Director, Coles Myer Liquor Group	2004	1976
Hani Zayadi	Group Managing Director, Food, Liquor and Fuel	2005	2001

Senior Management serves at the discretion of the Directors.

Details of the Directors and senior management are as follows:

Directors

Richard (Rick) H. Allert, AM1

Chairman

FCA Age 62, (Appointed Director 1995, Chairman from October 10, 2002)

Mr. Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited and Voyages Hotels and Resorts Pty Ltd. Mr. Allert is a Director of the Australia Business Arts Foundation and a member of the Australia Council’s Major Performing Arts Board, and has held positions with a number of government instrumentalities and community organizations over many years. Previous positions include Chairman of the AustralAsia Railway Corporation and Southcorp Limited (Director 1983-2002).

John E. Fletcher

Managing Director and Chief Executive Officer

FCPA Age 54, (Appointed Director 2001)

Prior to Coles Myer, Mr. Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operating and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive Officer of Brambles Industries in 1993. Mr. Fletcher retired as Chief Executive Officer of Brambles in 2001. He is also a Director of Telstra Corporation Limited (from 2001).

[1]	AM: Member of the Order of Australia (Australia’s honours system). Award for service in a particular locality or field of activity or to a particular group.

Patricia (Patty) E. Akopiantz

Non-executive Director

BA (Wellesley), MBA (Harvard) Age 42, (Appointed Director 2001)

Ms Akopiantz has extensive senior management and consultancy experience in retail and consumer industries both in Australia and overseas. As a management consultant with McKinsey, she advised some of Australia’s leading companies on strategy and organizational change and helped lead the Retail and Consumer Goods Practice. She is a former General Manager of Marketing at David Jones and Vice President of a US apparel manufacturer. Ms Akopiantz is a Director of Wattyl Limited (from 2005) and a member of the Advisory Council of the Australian Graduate School of Management and Chief Executive Women. She is also a Director of the Foundation for Young Australians and the YWCA-NSW.

Ronald K. (Keith) Barton

Non-executive Director

BSc, PhD (UNSW), FTSE Age 65, (Appointed Director 2003)

Dr Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, after holding a variety of executive positions at CSR Ltd. Dr Barton’s current directorships include Tower Ltd (from 2001), Citect Corporation Ltd (from 2001), Amcor Ltd (from 1999), Air Liquide Australia Limited and Vision Australia Limited. Dr Barton’s previous board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd, Colonial Ltd and Australian Wealth Management Limited (2004-2005).

William (Bill) P. Gurry, AO1

Non-executive Director

LLB Age 58, (Appointed Director 2001)

Mr Gurry is the immediate former Executive Chairman of one of Australia’s foremost investment banks, UBS Warburg. Prior to that he was that firm’s Managing Director. He has had a career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. He is currently a Director of Rabobank Australia Limited, Rabo Australia Limited, Cheviot Bridge Limited (from 2004), The Financial Markets Foundation for Children, New Matilda Pty Ltd, Australian Jesuit Foundation and the St Vincent’s and Mercy Private Hospital. Previous positions include Chairman of AIDC Limited, Chairman of Ericsson Australia, Deputy Chairman of the Australian Film Commission, Director of the Australian Film Finance Corporation, Chairman of GS Equity Pty Ltd, and Trustee of the National Gallery of Victoria.

Anthony (Tony) G. Hodgson

Non-executive Director

FCA, FAICD, age 65, (appointed Director 2003)

Mr. Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr Hodgson’s current board appointments include HSBC Bank Australia Ltd, Deputy Chairman (Chairman Audit Committee) Tabcorp Holdings Ltd (Director from 1994) and he is an Advisory Board member at VISY Industrial Packaging Holdings Limited. Mr Hodgson’s previous directorships include RMG Limited (Chairman), Melbourne Port Corporation, Victorian TAB (Chairman), and Presidents Club Limited.

Belinda Hutchinson

Non-executive Director

BEc, FCA, age 52, (appointed Director 2005)

Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1992 where she was an Executive Director. She was previously a Vice President of Citibank Ltd. Ms Hutchinson is a Director of Telstra Corporation Limited, QBE Insurance Group Limited, St Vincents and Mater Health Sydney Limited, is President of the State Library of New South Whales Council, and is a consultant to Macquarie Bank Limited. She is a former Director of Energy Australia, TAB Limited and Crane Group Limited.

[1]	AO: Officer of the Order of Australia (Australia’s honour system). Award for distinguished service of a high degree to Australia or to humanity at large.

Ms Sandra McPhee

Non-executive Director

DipEd, FAICD, age 59, (appointed Director 2003)

Ms McPhee has over 25 years senior management experience in consumer facing organizations. Ms McPhee has held a variety of executive positions in the international aviation, tourism, and retail industries including most recently ten years with Qantas Airways Limited. She is a non-executive Director of Australia Post, Perpetual Trustees Australia Limited (from 2004), The Art Gallery of NSW and St Vincents and Mater Health. Ms McPhee’s previous appointments include Deputy Chair South Australia Water, and Director of Primelife Corporation Limited (2003–2005), CARE Australia and Tourism Council Australia.

Martyn K. Myer

Non-executive Director

BEng, MESc, MSM (MIT), age 48, (appointed Director 1996)

Mr. Myer has extensive experience in financial services, engineering and biotechnology. He is Chairman of Cogstate Ltd (Director from 2000), (a biotech company involved in Alzheimer’s disease diagnosis and treatment), a Director of Diversified United Investments Ltd (from 1991), the SP Austnet group of companies, and from 1994 until 2002, Managing Director of Merlyn Asset Management Pty Ltd, a boutique funds management company. Prior to his move to the financial services industry, he had extensive experience with some of Australia’s leading manufacturers. Mr Myer has involvement in several philanthropic activities, including President of the Howard Florey Institute at the University of Melbourne and member of the board of The Myer Foundation. Previous appointments include Director of The Myer Family Company Pty Ltd and The Myer Family Investments Pty Ltd.

Michael Wemms

Non-executive Director

BA, MBA, age 65, (appointed Director 2003)

Mr. Wemms has extensive retail and business experience in the United Kingdom. He worked at Tesco from 1972 to 2000 in a range of positions, including Store Manager, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989-2000 and a part-time advisor to the company until June 2003. His current non-executive directorships include the international automotive group, Inchcape plc (from 2004) and MAF Holding LLC of Dubai. Mr Wemms is Chairman of House of Fraser plc (Director from 1996) and the British Retail Consortium.

Senior Management

Joe Barberis

Managing Director, Officeworks

Age 46

Joe Barberis was appointed Managing Director of Officeworks on February 14, 2005 with responsibility for 87 Officeworks stores, Officeworks Businessdirect and Harris Technology. Joe joined Coles Myer in July 2003 as Managing Director of Fuel and Convenience with responsibility for overseeing the roll-out of Coles Express Service Stations across Australia. Joe has spent most of his professional career with The Shell Company of Australia. He has held a host of senior positions with Shell that included Managing Director of Shell’s Retail businesses across Australia, New Zealand and the Pacific Islands, and was also a member of Shell’s Asia-Pacific Retail Management Team and a Director of The Shell Company of Australia Limited.

Fiona Bennett

Group General Manager, Risk and Internal Audit

Age 49

Ms Bennett joined Coles Myer on August 1, 2005 from the Australian Red Cross Blood Service where she was Chief Financial Officer. Prior to this, Ms Bennett held senior finance, audit and operational roles in Health Services, BHP Billiton and KPMG.

Pamela Catty

Group General Manager, Corporate Affairs

Age 53

Pamela began her career as a journalist in the United Kingdom and Bermuda before moving to Australia in 1980. Between 1981-88, she worked as Media Adviser and then Senior Adviser to the Hon. Peter Anderson who held the positions of NSW Minister for Police, Minister for Community Services and Minister for Health. In 1988, Pamela transferred to Federal politics as Media Adviser and Senior Adviser to the Hon. Neal Blewett, in the portfolios of Community Services and Health, Trade Negotiations and Social Security. Pamela left Government in 1994 to start a career in the corporate world. She was Executive General Manager of Corporate Affairs at Ansett Australia between 1996-2000. She then joined the National Australia Bank as General Manager Group Corporate Affairs. Pamela left the National Australia Bank to join Coles Myer as Group General Manager Corporate Affairs in March 2002. Pamela is the Deputy Chairman of Tourism Victoria.

Ian Clubb

Group General Manager, Human Resources

Age 51

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

Larry Davis

Managing Director Kmart

Age 62

Larry Davis was appointed Managing Director of Kmart on February 11 2005, with responsibility for the 179 stores throughout Australia and New Zealand and 178 Kmart Tyre and Auto Service centers. Preceding this appointment Larry was Managing Director of Target Australia from September 2001, where he developed the brand into one of Australia’s biggest retailers of women’s apparel. Larry’s career, prior to joining Coles Myer, has been highlighted by 29 years at Sears Roebuck and Company and five years at Kmart US. He began his career in 1965 with Sears as a management trainee and spent the next 15 years in merchandise management and store operations roles. In 1987, Larry was appointed to Regional General Merchandise Manager for the New York region and was promoted to Eastern Regional Manager and then National Marketing Manager. He was then recruited as a retail consultant to the international marketing and advertising agency, Young & Rubicam to utilize his merchandise and retail marketing expertise. Larry joined Kmart US in 1996 and was appointed Senior Vice President – Marketing and Advertising, where he led the campaign to reposition the company.

Tim Hammon

Chief Officer, Corporate & Property Services

Age 52

Mr Tim Hammon is Chief Officer, Corporate and Property Services for Coles Myer. This role sees him responsible for business development, property, legal services, risk management and company secretarial. Mr Hammon began his legal career as an Articled Clerk at the law firm Mallesons Stephen Jaques, becoming a partner in 1984. From 1993 to 1994 he was Managing Partner for the firm’s Melbourne office, and in 1995, Managing Partner for the firm’s Sydney, Brisbane and Canberra offices. In 1996 he became Executive Director Strategy. Mr Hammon joined Coles Myer in July 1996 as General Counsel to the Coles Myer Board, and was appointed Chief Legal Officer in February 1997. His responsibilities at that time included Internal Audit, Risk Management, Compliance and Security. In 1998 he was appointed Chief Administration Officer and his responsibilities were expanded to include Property, Human Resources, Company Secretarial, Media Relations and Government Affairs.

Launa Inman

Managing Director Target

Age 49

Launa Inman was appointed Managing Director of Target Australia Pty Ltd on February 14, 2005, with leadership of one of Australia’s biggest retailers of women’s apparel responsible for more than 250 Target, Target Country and Baby Target stores. Prior to this appointment Launa was Managing Director of Officeworks from May 11 2004, responsible for more than 80 Officeworks Superstores and Officeworks Businessdirect. Before joining Officeworks, Launa was General Manager of Apparel and Accessories for Target Australia Pty Ltd with responsibility for all apparel divisions, including clothing, sleepwear, shoes and accessories. Launa joined Coles Myer in January 2001 and set about repositioning Target in the competitive apparel market, with a view to offering good value, quality, on-trend, fashionable clothing. As a key member of the Coles Myer Senior Executive team, Launa brings an extensive range of international retail knowledge and experience to her current position. Prior to joining Coles Myer, Launa held senior leadership roles in Big W and with large South African based retail companies Pages and Edgars. Launa was awarded the 2003 Telstra Australian Business Woman of the Year and she was also the winner of the Commonwealth Government Private and Corporate Sector Award. She is also a member of the Women’s Chief of Enterprises Body – Australia Ltd.

Tom Lemke

Group General Manager, Marketing and Customer Strategy

Age 57

Tom Lemke was appointed Group General Manager, Marketing and Customer Strategy at Coles Myer on January 31, 2005. His responsibilities include:

•	Developing a range of innovative products, services and loyalty initiatives to build brand and CML loyalty;

•	Helping the business to better understand the needs of customers across all CML brands;

•	Developing marketing initiatives to leverage the scale of all CML businesses across existing customer groups; and

•	Developing and managing customer research and market intelligence for the Group.

Tom’s diverse background includes work in multiple industries including automotive, banking and credit marketing, electronics, fast food, healthcare, insurance, mutual funds, package goods, retail, telecommunications and technology. Prior to Coles Myer, Tom held the position of Vice President, Database Marketing at Kmart (US), where he built the largest consumer database in the retail industry, containing over 85 million individual households. Previously, Tom has also worked for several large advertising agencies in the USA including DDB and BBP. He also held top marketing positions at The Franklin Mint, Harte-Hanks Communications and owned his own marketing consulting company providing strategic marketing solutions, loyalty programs, customer acquisition and retention programs for blue chip companies. Tom holds a Marketing Degree from the University of Wisconsin and was the 2001 recipient of the US Postmaster’s Executive of the Year Award and the DDM Excellence in Marketing Award.

Fraser MacKenzie

Chief Financial Officer

Age 54

Fraser MacKenzie was appointed Chief Financial Officer for Coles Myer Ltd in 2002, with responsibility for the Group’s Finance and Administration. He has extensive experience in financial strategy and management, including complex business transformations and integrations and successful cost reduction programs. He began his career in 1972 with Ernst and Young in Scotland. In 1976 he joined SmithKline Beecham in the UK where he worked in various financial management positions before becoming Business Development Director for Northern Europe. In 1985 he commenced as Finance Director for Australia and in 1988 he was appointed Managing Director for the New Zealand operation. Between 1990 and 1993, Mr MacKenzie worked for Hanimex and Gestetner Australasia as Finance Director. Mr MacKenzie held various positions between 1993 and 2001 including Market Development Director for Pfizer Animal Health New York, General Manager for SmithKline Beecham Australia/New Zealand and Chief Financial Officer for OPSM Group Ltd.

Peter Mahler

Chief Information Officer

Age 53

Mr Peter Mahler joined Coles Myer Ltd in October 2002 as Chief Information Officer (CIO). Peter’s role at Coles Myer is to provide Information Technology vision, strategy and leadership. He has extensive experience in the strategic application of IT systems in organizational turnaround and customer-focused environments in North America and Europe. Between 1979 and 1985 he worked with Air Canada in Market Development and Systems Integration. From 1985 to 1992 Peter was co-owner and consultant with Aeronomics Incorporated, which was one of the innovators in the field of Yield Management and Revenue Optimization. In this capacity he was in charge of the International operations focusing primarily on the Australasian and European markets. In 1992, Peter joined WIC (Western International Communications), the largest media conglomerate in Canada as Vice President, IT, overseeing the consolidation of all IT functions within the 26 different companies. His areas of expertise expanded to Decision Support Systems, Sales Force Automation, and Revenue Management Systems. From 1999 to 2002, Peter moved to Belgium to take over the role of CIO at Belgacom, Belgium’s incumbent telecommunications operator, to provide technological leadership and consolidation of the various IT organizations and provide a single strategic focus and vision.

Gerry Masters

Managing Director Supermarkets

Age 49

Gerry Masters was appointed Managing Director, Supermarkets (accountable for Bi-Lo and Coles) in August 2004 following the re-organization of Coles Myers’ Food and Liquor Group. Gerry joined Coles Supermarkets in 1973, as an after school casual and then as an executive trainee at the company’s Broadmeadows (Victoria) supermarket. He was appointed a Store Manager in 1977 and, following a number of other managerial appointments, was made a District Supervisor in 1980, having roles in both Victoria and NSW. Mr Masters was appointed Operations Manager in Tasmania in 1985 and three years later a Regional Fresh Foods Manager in NSW, and then Grocery Merchandise Manager and later Regional Manager in the same state. Gerry was appointed State Manager for Coles Supermarkets Tasmania in 1991 and then in 1992 he became State Manager for Queensland. He was appointed Managing Director of Bi-Lo in 1996 and continued in this role until May 2001, during this time Bi-Lo was the fastest growing supermarket chain in the country. He then took over as Managing Director Coles Supermarkets until August 2004.

Mick McMahon

Managing Director, Coles Express

Age 42

Mick McMahon was appointed Managing Director of Coles Express in March 2005. Mick brings a wealth of skill and experience in the fuel and convenience retail sector to Coles Myer, having spent the last 18 years with the Shell Group of Companies. Mick’s most recent roles have included General Manager Retail Marketing (Strategy & Portfolio) for Shell Europe Oil Products where he was responsible for the development of Shell’s fuel and convenience business in 26 European countries, Retail Director & Senior Oil Products Representative for Shell’s flagship UK and Ireland retail business, and Vice President Retail Marketing for Shell Retail International. He has held numerous senior roles in marketing, strategy, supply and distribution, and IT here in Australia.

Peter Merritt

Managing Director, Strategy and Development, Food, Liquor and Fuel

Age 49

Peter Merritt was appointed Managing Director, Strategy and Development in February 2005 to ensure a strong and integrated focus on innovation in products, formats and systems across the FL&F Group. Prior to this, Peter was Managing Director Housebrands for the Coles Myer Supermarkets division where he helped establish key housebrand strategies to delight customers through value and convenience. Peter has also previously held the position of Managing Director, Bi-Lo Supermarkets and prior to that was State Manager, Queensland for Coles Supermarkets. Peter has been with the company for more than 25 years. He joined Coles in 1976 as a trainee executive at the Bunbury store in Western Australia. He was appointed a store manager in 1979 at Albany followed by Kardinya before joining the Coles WA buying department in 1981 as a Dairy Buyer. From 1983 to 1985 Peter was involved in promotions roles as Assistant Promotions Manager in Perth office, Manager Promotions in Coles Queensland office and Promotions Manager at the company’s National Office. In 1985 he became Manager and Coordinator of Sales in National Office followed by roles as Manager - Merchandise then Merchandise Controller in the Victorian State Office. He became General Manager - Meat National Office in 1992 and Divisional General Manager - Fresh Foods Buying National Office in 1994 before taking up the role as Coles Queensland State Manager in 1996.

Andrew Potter

Group General Manager, Supply Chain

Age 43

Mr Andrew Potter joined Coles Myer Ltd in October 2002 as Group General Manager of Supply Chain. His responsibilities include overseeing the implementation of an end-to-end Supply Chain strategy with common standards, processes and platforms to optimise the capability and scale of CML’s distribution network. This strategy has been designed to lower the cost of operation to each brand. Andrew Potter has had 15 years experience designing, managing and delivering supply chain programs with major companies in Europe, North and South America and Asia. He joined Coles Myer from PwC Consulting in London where he was a Director and member of the PwC UK Leadership team for Supply Chain and Operations Solutions that focuses on best practice supply chain and program management. Prior to consulting, Andrew has held line management roles within Food and Apparel distribution with BOC and Exel Logistics in the UK. He has an Honours Degree from the University of Liverpool and an MBA from the University of Bradford.

Dawn Robertson

Managing Director Myer

Age 50

Ms Dawn Robertson is Managing Director of Myer. Ms Robertson began her retailing career as an executive trainee at Davidson’s (a division of R H Macy) in Atlanta, Georgia, in 1977, after graduating from Auburn University with a BA in Fashion Merchandising. Over six years, she progressed through the positions of department manager and group manager to buyer for a number of departments. Ms Robertson moved to The May Company in 1983 and held a number of senior positions across various divisions of the group in the next 13 years. From 1997-98, Ms Robertson was President and CEO of McRae’s, a division of Saks Inc. based in Jackson, Mississippi, operating 46 department stores. In this time, Ms Robertson led the opening of six new stores and many renovations, as well as new merchandising and marketing initiatives. Ms Robertson joined Federated Department Stores in 1998, as Executive Vice President, Federated Merchandising Group, for men’s, kids and home. She was responsible for the merchandising of a substantial portion of Federated’s business. In 2000, she was appointed President and Chief Merchandising Officer of Federated Direct. In this role, she has been responsible for overseeing Macy’s Direct, which includes Macys.com and Macy’s by Mail, and Bloomingdale’s Direct, which includes Bloomingdales.com and Bloomingdale’s by Mail.

Peter Scott

Managing Director, Coles Myer Liquor Group

Age 47

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

Hani Zayadi Group

Managing Director of Food, Liquor & Fuel

Age 57

Mr Hani Zayadi was appointed Group Managing Director of Food, Liquor and Fuel in January 2005. Mr Zayadi first joined Coles Myer as Managing Director for Kmart in 2001 from Wal-Mart where he held the position of Senior Vice President Merchandising & Marketing in Canada. Mr Zayadi began his career at apparel fashion chain Dylex in 1970. He progressed rapidly there before leaving to join Canada’s oldest company, Hudson’s Bay Company, as a Regional Merchandise Manager where he was involved in the restructuring and integration of merchandising activities. He was promoted to General Manager, Quebec region, and led a turnaround of that business, transforming a $5 million loss into a $13 million profit. Mr Zayadi later joined Hudson Bay in a senior merchandising position and following a significant reorganization of the Hudson’s Bay Company, Mr Zayadi was appointed President & CEO of discount chain Zellers. Mr Zayadi and his team successfully repositioned Zellers as Canada’s then leading discount department store. Under his tenure operating profits grew from $42 million to $180 million. Mr Zayadi went on to hold executive management positions at Woodwards Limited as President & CEO, and also ran his own highly successful fashion accessories business before joining Wal-Mart.

B.	COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT TEAM

The aggregate amount of remuneration paid by Coles Myer during 2005 to the above Directors and Senior Management and others that held office during the year was A$24,890,269. This amount excludes option amortization, as it is not accounted for as a cost to the Company.

At December 1, 2005, there were agreements with P.E. Akopiantz, R.H. Allert, W.P. Gurry and M.K. Myer, which provide for benefits upon cessation of their directorships. Remuneration of non-executive Directors who have entered into retirement agreements includes amounts provided for by the Company in relation to the contractual retirement payment to which the non-executive director will be entitled to upon retirement from office. Retiring non-executive Directors have been paid in accordance with the terms of their retirement agreements. On March 27, 2003, the Company announced that non-executive Directors appointed after that date will not receive retirement benefits. At the Company’s Annual General Meeting on November 17, 2005, it was announced that the retirement benefits would be frozen as at that date, and no further accrual would be made. From November 17, 2005 all Directors have been paid according to one scale of fees.

Contributions to superannuation funds and amounts paid in respect of retirement benefits of A$894,608 are included in the aggregate amount of remuneration referred to above.

The remuneration of the non-executive Directors is as follows:

	Year	Primary Salary and fees A$		Post-employment				Other benefits
				Superannuation contributions A$		Retirement benefits¹ A$		Expense allowance A$		Total² A$
Richard Allert (Chairman)	2005		$331,975		$29,878		$283,070		$5,825		$650,748
	2004		$307,500		$27,675		$239,078		$5,825		$580,078
Patty Akopiantz	2005		$120,700		$10,863		$35,047		$5,825		$172,435
	2004		$110,625		$9,956		$102,771		$5,825		$229,177
Keith Barton	2005		$139,633		$12,567		—		$5,825		$158,025
	2004		$125,069		$11,256		—		$5,825		$142,150
Richard Charlton[3]	2005		N/A		N/A		N/A		N/A		N/A
	2004		$33,333		$3,225		$4,182		$1,952		$42,692
Bill Gurry[4]	2005		$115,675		$10,411		($8,227)		$5,825		$123,684
	2004		$102,500		$9,225		$52,310		$5,825		$169,860
Tony Hodgson	2005		$162,706		$14,644		—		$5,825		$183,175
	2004		$145,711		$13,114		—		$5,825		$164,650
Mark Leibler[5]	2005		$36,000		—		$5,818		$1,821		$43,639
	2004		$110,625		—		$19,590		$5,825		$136,040
Sandra McPhee	2005		$139,633		$12,567		—		$5,825		$158,025
	2004		$125,069		$11,256		—		$5,825		$142,150
Martyn Myer	2005		$120,700		$10,863		$16,012		$5,825		$153,400
	2004		$110,625		$9,956		$14,930		$5,825		$141,336
Michael Wemms	2005		$144,243		$12,982		—		$5,825		$163,050
	2004		$132,523		$11,927		—		$5,825		$150,275
Total	2005		$1,311,265		$114,775		$331,720		$48,421		$1,806,181
	2004		$1,303,580		$107,590		$432,861		$54,377		$1,898,408

Total remuneration – Specified Directors[6]	2005 2004	$ $	5,130,219 6,008,194	$ $	114,775 115,840	$ $	331,720 432,861	$ $	48,421 54,377	$ $	6,233,616 7,239,337

[1]	Amounts provided for by the Company during the financial year in relation to the contractual retirement payment to which the non-executive Director will be entitled upon retirement from office. The amount is net of any superannuation contributions.

[2]	In accordance with the Company’s Constitution superannuation contributions and retirement benefits are not taken into account for the purpose of the maximum aggregate non-executive Director remuneration approved by shareholders.

[3]	Mr. Charlton received a payment of A$346,054 upon retirement from the Board on November 26, 2003. The amount of A$4,182 shown in the table represents the retirement benefit accrued during the 2004 financial year through to the date of his retirement.

[4]	Mr. Gurry previously received fees for acting as Chairman of the Coles Myer Superannuation Fund. His retirement from this position in 2002 has resulted in a decrease to his anticipated retirement benefit in 2005.

[5]	Mr. Leibler retired from office on November 18, 2004. The amount of A$5,818 shown in the table represents the retirement benefit accrued during the 2005 financial year through to the date of his retirement. Mr Leibler’s fees were paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly superannuation contributions were not payable.

[6]	In accordance with Accounting Standard AASB 1046 “Director and Executive Disclosures by Disclosing Entities”, the total remuneration for Specified Directors includes the remuneration for the Managing Director and Chief Executive Officer, Mr Fletcher. Mr Fletcher’s salary includes STI and non-monetary benefits as more fully disclosed below. The total remuneration for Specified Directors includes option amortization of A$608,481 (2005) and A$628,065 (2004) for Mr Fletcher.

The remuneration of the Managing Director and Chief Executive Officer (“CEO”) and the Specified Executives of the Company was as follows:

		Primary			Post employment	Equity[1]		Other benefits
	Year	Fixed remuner -ation $A	STI $A	Non- monetary benefits[2] $A	Super- annuation benefits[3] $A	$A	% of Total remuner -ation	Termination benefits[6] $A	Other[4] $A	Total $A
John Fletcher	2005	$2,267,357	$1,549,218	$2,379	—	$608,481	13.7%	—	—	$4,427,435
	2004	$2,288,953	$2,412,705	$2,956	$8,250	$628,065	11.8%	—	—	$5,340,929
Larry Davis	2005	$1,311,225	$800,000	$61,747	—	$288,590	11.7%	—	—	$2,461,562
	2004	$1,052,878	$835,232	$99,786	—	$443,686	18.2%	—	—	$2,431,582
Tim Hammon	2005	$778,849	$430,353	—	$11,631	$123,990	9.2%	—	—	$1,344,823
	2004	$768,988	$800,037	—	$11,050	$230,842	12.7%	—	—	$1,810,917
Launa Inman[5]	2005	$573,266	$361,671	—	$37,946	$89,260	8.4%	—	—	$1,062,143
Fraser MacKenzie	2005	$778,732	$448,826	—	$11,631	$104,014	7.7%	—	—	$1,343,203
	2004	$717,904	$725,960	—	$11,967	$178,287	10.9%	—	—	$1,634,118
Dawn Robertson	2005	$1,498,048	$377,408	$171,042	$11,631	$362,823	13.5%	—	$260,992	$2,681,944
	2004	$1,439,585	$806,032	$205,139	—	$575,409	17.4%	—	$276,345	$3,302,510
Hani Zayadi	2005	$1,743,852	$821,690	$205,865	—	$319,219	9.9%	—	$146,771	$3,237,397
	2004	$1,355,292	$799,726	$208,934	—	$489,240	16.3%	—	$146,771	$2,999,963
Steven Cain	2005	$749,518	—	—	—	—	0%	$2,362,384	$1,500,000	$4,611,902
	2004	$1,414,123	$1,159,110	—	—	$664,142	17.8%	—	$500,000	$3,737,375
Total remuneration – Specified Executives[7]
	2005	$7,433,490	$3,239,948	$438,654	$72,839	$1,287,896	7.7%	$2,362,384	$1,907,763	$16,742,974
	2004	$6,748,770	$5,126,097	$513,859	$23,017	$2,581,606	16.2%		$923,116	$15,916,465

[1]	In accordance with the requirements of Accounting Standards, remuneration includes a proportion of the notional value of equity instruments granted or outstanding during the year. The notional value of equity instruments is determined as at the grant date and is progressively allocated over the vesting period. The amount included as remuneration is not related to, or indicative of the benefit (if any), that individual Executives may ultimately realize should the equity instruments vest. The notional value of performance shares for 2005 and options for 2004 as at the date of their grant has been determined in accordance with AASB 1046A “Amendments to Accounting Standard 1046”. Equity instruments have been valued by independent valuers. Performance shares valued in 2005 have been valued using the Monte-Carlo pricing model, which incorporates market based performance conditions such as TSR. In prior years, options granted have been valued using the Black-Scholes pricing model. Where options are subject to performance conditions, a 50% probability has been applied to the Black-Scholes valuation. Amortization of performance shares and options is included for disclosure purposes only. It is not included in the consolidated income statement, as the amortization does not result in a cost to the Company.

[2]	Non-monetary items include costs relating to motor vehicles, accommodation, travel, insurance, and tax planning that has been paid by the Company on behalf of the Specified Executives.

[3]	The Company is not required to make superannuation contributions in respect of overseas nationals who hold certain business visas.

[4]	The other benefits figures include sign-on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. Other benefits have been presented on an accruals basis in accordance with AASB 1046A. For 2004, other benefits for Mr Cain included sign-on bonuses and payments for continued service presented on an accruals basis. Mr Cain ceased employment on January 3, 2005 and the balance of the sign-on bonus and payment for continued service not previously accrued was recognized in 2005.

[5]	Ms Inman commenced her role as Managing Director Target on February 14, 2005. Prior to this date she was employed as the Managing Director Officeworks. Ms Inman’s previous role involved a lesser degree of authority than the current position and, therefore, AASB 1046A did not require the disclosure of Ms Inman’s remuneration for 2004. In accordance with the requirements of AASB 1046A the remuneration received by Ms Inman during 2005 whilst Managing Director of Target was A$281,224 (fixed remuneration), A$19,980 (superannuation), A$40,179 (equity) and A$162,800 (STI).

[6]	Mr. Cain, former Group Managing Director Food, Liquor and Fuel, ceased employment on January 3, 2005. His termination benefits include a termination payment of 12 months salary (A$1,800,000) in lieu of notice. The Company will also pay A$10,000 for legal fees and $20,350 for financial advice. In addition, Mr Cain will receive an amount of A$282,639 in exchange for agreeing to extend his restraint period from 12 months to 18 months. The termination benefit also includes an amount of A$249,395, being the unamortized portion of options vested.

[7]	The total remuneration is for the Specified Executives only and does not include Mr Fletcher. In accordance with Accounting Standards Mr Fletcher’s remuneration is included in the Specified Directors disclosures.

C.	BOARD PRACTICES

Board committees have been established to assist the full Board in identifying and managing the various business risks confronting the Company. There are three Committees in place: Audit and Risk Committee, the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee. In order to ensure that the procedures of the Committees are current and comprehensive, the responsibilities of each Committee are reviewed at least annually. Details of each committee are as follows:

Audit and Risk Committee (known as Audit/Governance Committee until November 15, 2005)

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

The relationship between the Company’s external auditors and the Company’s Board and Audit and Risk Committee is set out in the following charters and policies:

•	Audit and Risk Committee Charter; and

•	Policy on External Auditor Independence.

The Committee is responsible for the appointment, compensation, retention and oversight of the work of the external auditor.

The Committee met four times during 2005. Under the Committee’s Charter all members must be independent Directors. Its members currently are: Tony Hodgson (Chair), Patty Akopiantz, Rick Allert, Martyn Myer and Michael Wemms.

Nomination and Remuneration Committee

The principal responsibilities of the Nomination and Remuneration Committee are to:

•	To advise the Board on directorship appointments, with particular attention to the mix of skills, experience and other qualities of existing Directors;

•	To advise the Board on the appointment of potential successors to the Chief Executive Officer;

•	To review Board succession plans;

•	To review independent experts’ advice and then advise the Board annually on Chief Executive Officer’s and non-executive Directors’ remuneration;

•	To annually review the Board’s required mix of skills, experience and other qualities;

•	To develop and implement a process for the orientation and education of new Directors;

•	To review and advise the Board annually on the components of remuneration for Executives reporting directly to the Chief Executive Officer;

•	Review management’s recommendations and advise the Board on:

•	Performance linked compensation packages for management

•	Executives’ retirement, pension and superannuation schemes

•	Employee equity participation schemes;

•	To review management’s recommendations and advise the Board on succession plans and leadership development plans for key senior positions within the Company;

•	To review the Company’s industrial relations strategy; and

•	To review strategic human resources matters.

The Committee met five times during 2005. Its members currently are: Rick Allert (Chair), Keith Barton, Bill Gurry and Sandra McPhee.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee was established to advise the Board on issues relating to Corporate Social Responsibility (CSR) specifically the Company’s social, environmental and economic commitments to all of its stakeholders.

The Committee met three times during 2005. Its members currently are: Rick Allert (Chair), Patty Akopiantz, John Fletcher and Martyn Myer.

Professional advice to Directors

Subject to the approval of the Audit and Risk Committee, Directors may engage an outside professional advisor at the expense of the Company in appropriate circumstances.

Corporate Governance Standards

The Company’s corporate governance standards do not differ significantly from those required of domestic companies under New York Stock Exchange listing standards.

D.	EMPLOYEES

	Employee Numbers(1)
Brand Segments	2005	2004	2003
Food, Liquor and Fuel(2)	98,167	92,391	82,732
Kmart	26,415	26,234	25,932
Officeworks	3,883	3,757	3,598
Myer	20,608	20,707	21,026
Megamart	881	994	932
Target	23,658	23,632	20,861
Property and Unallocated(3)	8,726	8,393	7,333

	182,338	176,108	162,414

Geographic segments
Australia	181,084	174,847	161,275
New Zealand	1,026	1,089	1,007
Other(4)	228	172	132

	182,338	176,108	162,414

(1)	Full time, part time and casual employees at July 31, 2005. During 2005 the Company employed on average 88,000 casual employees.

(2)	During 2004, the Company acquired the right to operate certain Shell fuel and convenience outlets. Employees of these brands are included in the Food, Liquor and Fuel segment.

(3)	Includes head office employees.

(4)	Includes employees from branch offices in Asia.

Employment and Employee Relations

The majority of the Company’s employees are covered by federally registered agreements, specific to the circumstances of each brand and which are the result of negotiations with relevant industry unions. The remaining employees are covered either by individual agreements or common law employment contracts.

Relationships between the Company and the union bodies remain constructive in approach and 2005 was characterized by the continued success of negotiated agreements between Coles Myer and the representative unions.

In a market that is characterized by low unemployment, wage growth during 2005 was within budgetary expectations and in line with the Australian retail industry. A continued emphasis on improving the links of performance-reward, succession planning and career development is emerging as a key success factor in rewarding high performing staff.

The Company experienced some effects of short-term industrial action in NSW. Several short stoppages in two distribution centers and some strike action had a minimal impact on deliveries to stores. Contingency stocking minimized this impact.

All brands are moving towards greater permanency of employment. The key benefit for Coles Myer is to attract and retain quality employees.

The Federal Government is about to legislate major reform to the ‘Workplace Relations Act’ the outcomes are not expected to have a significant effect on the way Coles Myer manages employee relations within its various brands.

Employer Funded Superannuation

A component of the Federal Government’s Retirement Income Policy is the Superannuation Guarantee Charge. For 2005, employers were required to make an employer contribution of 9.0% of gross salary into a complying superannuation fund. In line with Legislation, employees were given access to Superannuation choice in July 2005. Less than 1% of those eligible exercised this option.

E.	SHARE OWNERSHIP

At December 1, 2005, no individual Director or member of Senior Management held more than 1% of the Company’s shares.

Shares in the Company held by each Director as notified to the Australian Stock Exchange, at December 1, 2005 was as follows:

Director	Relevant Interest in Ordinary Shares
P.E. Akopiantz	3,253
R.H. Allert	25,569
R.K. Barton	10,200
J.E. Fletcher	1,204,458
W.P. Gurry	140,000
A.G. Hodgson	6,000
B.J. Hutchinson	5,000
S.V. McPhee	4,139
M.K. Myer	1,000
J.M. Wemms	208

In addition, J.E. Fletcher holds an interest in 2,000,000 options over ordinary shares, in the Company, 375,000 of which are vested. The TSR and EPS performance hurdles attaching to the options granted to the CEO, Mr. J.E. Fletcher, in 2003 following shareholder approval, were alternatives so that satisfaction of either performance hurdle would entitle Mr. Fletcher to exercise those options.

Mr. Fletcher advised the Board that he believes it would be more appropriate for those options to be exercisable on the same basis as for other Executives in the Senior Executive Performance Share Plan. Following shareholder approval of the Senior Executive Performance Share Plan at the Company’s Annual General Meeting on November 18, 2004, Mr. Fletcher advised that he will only exercise 50% of his options if the TSR hurdle is met and 50% if the EPS hurdle is met consistent with the Senior Executive Performance Share Plan. As these hurdles are no longer alternatives, vesting conditions are more difficult to achieve. Mr. Fletcher also holds an interest in 170,000 performance shares, following shareholder approval at the 2005 AGM.

S.V. McPhee holds a relevant interest in 3,400 endowment warrants over CML shares.

Shares in the company held by Specified Executives of the Senior Management team, at July 31, 2005 were as follows:

Executive	Relevant Interest in Ordinary Shares
Larry Davis
Tim Hammon	1,327
Launa Inman
Fraser MacKenzie	347,000
Dawn Robertson
Hani Zayadi

Information on these shareholdings has been disclosed to shareholders in the Australian Annual Report.

In the period from August 1, 2005 to December 1, 2005 there have been no changes to the Specified Executives’ shareholdings.

Each of the remaining members of the senior management team beneficially owns less than 1% of the Company’s shares and no information has been disclosed to shareholders about their individual share ownership.

Option Holdings

Details of options over ordinary shares of CML provided as remuneration to each Director of CML and each of the Specified Executives of Senior Management are set out below. Further information on options is set out in Note 25 to the consolidated financial statements at Item 17.

	Grant Date	Exercise Price		Balance at July 25, 2004	Granted during the year	Value of grant	Exercised[3]	Lapsed during the year	Balance at July 31, 2005	Vested during the year	Vested at July 31, 2005[4]
John Fletcher	Sep 01		$6.33	2,500,000	—	—	1,000,000	—	1,500,000	500,000	500,000
	Nov 03		$7.53	1,500,000	—	—	—	—	1,500,000	—	—
Steven Cain	Aug 03		$7.28	2,500,000	—	—	—	1,786,301	713,699	—	—
	Aug 03		$7.28	500,000	—	—	—	357,260	142,740[6]	—	—
Larry Davis	Sep 01		$6.28	1,500,000	—	—	900,000	—	600,000[5]	300,000	—
	Jun 05	$	NIL	—	38,000	$2.46[1]	—	—	38,000	—	—
	Jun 05	$	NIL	—	38,000	$8.79[2]	—	—	38,000	—	—
Tim Hammon	Dec 98		$4.50	45,000	—	—	45,000	—	—	45,000	—
	Apr 00		$6.46	115,000	—	—	—	115,000	—	—	—
	Oct 01		$4.50	100,000	—	—	100,000	—	—	—	—
	Feb 02		$7.66	745,000	—	—	—	—	745,000	149,000	447,000
	Jun 05	$	NIL	—	21,700	$2.46[1]	—	—	21,700	—	—
	Jun 05	$	NIL	—	21,700	$8.79[2]	—	—	21,700	—	—
Launa Inman	Feb 02		$7.66	170,000	—	—	102,000	—	68,000	34,000	—
	Apr 00		$6.46	50,000	—	—	—	50,000	—	—	—
	Jul 04		$8.43	210,000	—	—	—	—	210,000	—	—
Fraser MacKenzie	Sep 02		$5.88	860,000	—	—	344,000	—	516,000	344,000	—
Dawn Robertson	May 02		$6.44	2,500,000	—	—	1,000,000	—	1,500,000	1,000,000	—
Hani Zayadi	Aug 01		$6.21	1,500,000	—	—	500,000	—	1,000,000[5]	500,000	—
	Jun 05	$	NIL	—	38,000	$2.46[1]	—	—	38,000	—	—
	Jun 05	$	NIL	—	38,000	$8.79[2]	—	—	38,000	—	—

Total				14,795,000	195,400		3,991,000	2,308,561	8,690,839	2,872,000	947,000

1.	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of Note 25, and expire three years after grant.

2.	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of Note 25, and expire three years after grant.

3.	Options exercised have been fully paid.

4.	Vested options are fully exercisable.

5.	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

6.	Mr Cain ceased employment on January 3, 2005. Subsequent to balance date 13,378 options lapsed.

In the period August 1, 2005 to December 1, 2005 the following movements in option holdings occurred:

•	Mr. J. E. Fletcher exercised 1,000,000 options with an exercise price of A$6.33 on October 13, 2005.

•	Ms. D. Robertson exercised 500,000 options with an exercise price of A$6.44 on September 28, 2005.

•	Mr H. Zayadi exercised 500,000 options with an exercise price of A$6.21 between September 29, 2005 and October 4, 2005.

•	Mr. T. Hammon exercised 400,000 options with an exercise price of A$7.66 between October 3 and October 5, 2005 and a further 100,000 options at the same exercise price on October 21, 2005.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

On April 30, 2003 the Australian and Securities Commission issued Class Order (03/184) “Employee Share Schemes”. The Class Order stipulates that where a scheme or schemes involve a potential issue of shares e.g. options plans and performance share plans, the shares offered, plus the number of shares issued during the previous five years under employee share schemes, must not exceed five percent of the aggregate number of issued shares of Coles Myer at the time of the offer. The Company complies with this requirement.

There were 24.8 million options over ordinary shares at December 1, 2005.

Disclosure of holdings of options on an individual basis, to the extent required under the Corporations Act 2001 of Australia, is shown at Note 29 to the consolidated financial statements in Item 17.

The total number of ordinary shares that were the subject of options under the Employee Share Option Plan (“ESOP”) held by Directors and Senior Management of Coles Myer was 3,100,000 at December 1, 2005. The total number of ordinary shares that were the subject of options under the Executive Option Plan 2002 (“EOP”) held by Directors and Senior Management of Coles Myer was 1,589,000 at December 1, 2005.

Mr. John Fletcher, Chief Executive Officer and Director of the Company held 2.0 million options over ordinary shares in the Company at December 1, 2005. No other Director held options over issued or un-issued shares of the Company.

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

There were 39,000 ESP shares outstanding at December 1, 2005.

Executive Share Option Plan

The Coles Myer Executive Share Option Plan (“ESOP”) was established pursuant to a resolution passed at a general meeting of the Company in 1987.

In 1997, shareholders amended the Rules of the ESOP to confer greater flexibility for the ESOP to be used in a wider range of circumstances. In particular, the Rules of the ESOP were amended so that unallocated shares held by the Trustee of the Coles Myer Employee Share Plan Trust (the “Trust”) (refer Employee Share Plan page 70) could be used under the ESOP, instead of requiring new issues of shares by the Company on the exercise of options, and so that shares and options to acquire shares can be used with greater flexibility as part of employee remuneration packages. Where options are over issued shares held by the Trust, the Trust’s consent is required to make the necessary shares available.

Each option entitles its holder to acquire one fully paid ordinary share and will be exercisable at such price (if any) as is determined by the Directors. The options have a life of up to ten years and will lapse if the holder ceases to be employed other than by way of death, retirement or separation. The ESOP enables options to be exercised only after the expiration of a period or the satisfaction of a performance condition to be determined by the Directors as appropriate for the relevant Executive, or as authorized by the Directors. Performance conditions may include the Executive or a group company or brand achieving a financial performance target, or total shareholder return (share price growth plus dividends) exceeding a nominated share price index or the total shareholder return of a designated group of companies. Shares allotted under the ESOP immediately rank pari passu with fully paid ordinary shares of Coles Myer on issue at the date of allotment.

During 2005, no options were issued under the ESOP. Details of the options are shown at Note 25 to the consolidated financial statements at Item 17.

Executive Option Plan 2002

The Coles Myer Ltd. Executive Option Plan 2002 (“EOP”) was established by the Directors during 2002, with the first issue of options under the plan made on March 8, 2002. Options issued under the EOP are over un-issued shares.

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

During 2005, 2.9 million options were issued under the EOP. Details of the options are shown at Note 25 to the consolidated financial statements at Item 17.

Senior Executive Performance Share Plan

During 2003, the Company commenced a review of its Senior Management Reward Strategy, focusing in particular on its long term incentive (LTI) plan which is based on issuing share options to Executives. The review was conducted with the assistance of external consultants to help ensure that any replacement plan would both meet the objectives of the Company and be consistent with the practice of other major corporations. The review concluded that it would be preferable to replace the Senior Executive Share Option Plan with a Senior Executive Performance Share Plan (SEPSP).

Some key differences from the existing plan are:

•	The SEPSP is based on annual grants of performance shares (existing option plan provides for one five year grant);

•	The SEPSP provides for vesting at three years (compared with two years under the existing option plan), such that the SEPSP provides for a three to five year performance horizon for Executives;

•	There is a further requirement for Executives to hold any vested shares for a minimum period of 12 months following vesting (i.e. four years from grant); and

•	50% of the performance shares will be exercisable if the TSR hurdle is met and 50% if the EPSG hurdle is met (the existing option plan provides for all options to be exercised if either performance hurdle is met).

Shareholder approval was sought for the SEPSP, consistent with the ASX Corporate Governance Council’s Best Practice Recommendations. The new SEPSP was approved at the Company’s Annual General Meeting on November 18, 2004, and as a consequence, no further options are being issued under the existing Senior Executive Share Option Plan. At the Company’s Annual General Meeting on November 17, 2005, shareholders approved the issue of 170,000 performance shares to the CEO, Mr. John Fletcher, and these performance shares were granted shortly after the meeting.

The SEPSP is designed to provide the Company with a mechanism to encourage the retention of strategically important Senior Executives and to enhance the link between their rewards and increases in shareholder value.

Participation in the SEPSP is limited to Senior Executives selected by the Directors who have strategic and operational importance to the CML group. The SEPSP involves annual grants to the relevant Executives, including Executive Directors. Non-executive Directors will not be eligible for participation. The number of performance shares granted to each Executive is calculated by reference to the level of seniority of the Executive and the market value of the Company’s share price at the start of each financial year.

In essence, if the Company satisfies the performance criteria set by Directors under the Plan, the performance shares held by an Executive would become vested (without any payment by the Executive) and thereafter the Executive would hold ordinary shares in the Company. These shares would remain subject to restrictions preventing disposal for 12 months from the date of vesting, subject to the terms of the SEPSP.

In general, a performance share will vest only after satisfaction of a performance condition specified by the Directors. It is proposed that the vesting of performance shares granted during the financial years ending in 2005 and 2006 will be dependent on performance conditions which are based on the Company’s relative total shareholder return (TSR) over a three year period and on earnings per share growth (EPSG) over a similar period, with each condition applying to 50% of the performance shares granted to participants.

Performance shares will vest in accordance with the following vesting scales.

TSR - compared with performance of the top 50 industrial companies in the S&P/ASX top 100 index

Performance	TSR below 51st Percentile		TSR from 51st to 74th Percentile	TSR at or above 75th Percentile
Vesting	Nil		Progressive vesting on a straight line basis from 50% to 99%	100%

EPSG

Performance	EPSG below 12.5%	EPSG at 12.5%	EPSG between 12.5% & 15%	EPSG at 15% & above
Vesting	Nil	50%	Progressive vesting on a straight line basis from 51% to 99%	100%

Once a performance share is vested, the Executive is entitled to an ordinary share in the Company. The Directors will decide at that time whether to purchase the shares required on-market or to issue new shares. This decision will depend on factors such as dilution and cost to the Company.

During 2005, 1,416,925 performance shares were issued under the SEPSP. Details of the performance shares issued are shown at Note 25 to the consolidated financial statements at Item 17.

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

Employees who had worked continuously for the Coles Myer Group for 12 months full-time, 12 months part time or 24 months casually were eligible to be invited to participate in the Plan. Eligible employees invited by the Plan Manager to participate acquired the shares interest free from the Plan Manager at the average cost of the shares, or such price as determined by the Plan Manager.

Employees pay for the shares by applying the dividends on the shares and making voluntary payments. Employees are unable to receive the shares for three years and are protected from any loss on the shares. A maximum of 20 years is allowed for the purchase price to be paid in full. The shares are held by the Plan Manager until the purchase price is paid in full.

The number of shares offered to each employee depended on the employee’s position and performance within the Coles Myer Group. No invitation to participate in the Plan has been made since August 14, 1996. There are no Directors or Officers participating in this Plan.

Details of shares held under the Plan are shown at Note 25 to the consolidated financial statements at Item 17.

Other

The value of any benefits to Directors and Senior Management of entitlements under the ESP, the ESOP, the SEPSP and the Plan are not included in the aggregate amount of remuneration of A$24,890,269 referred to above, as they are not accounted for as a cost to the Company.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As at December 1, 2005, the following persons were known to the Company to have an interest in more than 5% of any class of Coles Myer’s voting securities.

	Number of shares	% of fully paid shares
S. Lew Custodians Pty. Ltd. and its associates	69,530,160	5.6%

All fully paid shareholders have the same voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Coles Myer.

As at December 1, 2005, a total of 2,433,981 ADSs (equivalent to 19,471,848 Ordinary Shares or approximately 1.56% of the outstanding Ordinary Shares) were outstanding and were held by 24 registered holders.

B.	RELATED PARTY TRANSACTIONS

For details of the transactions of all related party transactions of director-related entities for 2005 and 2004, see Note 29 to the consolidated financial statements at Item 17.

During the sixteen-month period July 26, 2004 to December 1, 2005, (2004 sixteen-month period July 28, 2003 to December 2, 2004) the Company had the following related party transactions with director-related entities:

Mr. M.K. Myer

The CML Group had transactions with director related entities of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in these entities.

The type of transaction between the director-related entities and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business A$1,208,533 (2004 A$1,207,867) net of recoverable expenses. Leasing property by Tram Road Property Holdings Pty Ltd from December 18, 2004 to the CML Group in the normal day to day conduct of its business A$334,259, net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Balance of amounts payable to the director-related entity by the CML Group (current) at December 1, 2005 A$NIL (2004 A$NIL).

Mr. A. G. Hodgson

The CML Group had transactions with a director related entity of Mr. A. G. Hodgson. Mr. A. G. Hodgson has no financial interest in this entity.

The type of transaction between the director-related entity and the CML Group was:

Goods purchased for resale by the CML Group from Woolardene Partnership in the normal day-to-day conduct of its business A$16,515 (2004 A$NIL).

Nature of terms and conditions: Payment subject to normal commercial arrangements.

Balance of amounts payable to the director-related entity by the CML Group (current) at December 1, 2005 A$NIL (2004 A$NIL).

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

Mr. R.A. Falvey

Mr R. A. Falvey is a Director of Coles Myer New Zealand Holdings Limited, CMNZ Finance Limited and Officeworks Superstores N.Z. Limited (all companies are wholly owned subsidiaries of Coles Myer Ltd.).

The director-related entity of Mr. R.A. Falvey, which had transactions with the CML Group during the period, was Minter Ellison Rudd Watts. Mr. R.A. Falvey is a partner of Minter Ellison Rudd Watts.

The type of transaction between the director-related entity and the CML Group during the period noted above was:

Legal services provided to the CML Group in the normal day-to-day conduct of its business A$120,047 (2004 A$249,343), inclusive of reimbursement of external costs.

Nature of terms and conditions: Payment terms net weekly after invoice.

Balance of amounts payable to the director-related entity by the CML Group (current) at December 1, 2005 A$NIL (2004 A$NIL).

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

Transactions with other related parties

The aggregate amounts brought to account during the sixteen month period July 26, 2004 to December 1, 2005 in respect of the following types of transactions and each class of related party involved were:

•	Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$5,346,094 (2004 A$5,466,560) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at December 1, 2005 A$NIL (2004 A$NIL).

•	Distributions received and receivable by the CML Group from an associated entity A$10,335,404 (2004 A$9,931,674) and the CML Group’s purchase of units in an associated entity A$1,557,091 (2004 A$1,693,479) in accordance with Trust Deed and Partnership Agreements. Balance of amounts payable by the CML Group (current) at December 1, 2005 A$NIL (2004 A$NIL).

•	The CML Group’s cost of participation with an associated entity customer loyalty programs and services provided, net of recoverable expenses, by the associated entity in relation to those programs A$77,933,920 (2004 $56,944,922) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at December 1, 2005 A$5,338,183 (2004 A$3,075,847).

•	The sale of customer cards to an associated entity on normal commercial terms and conditions A$34,672,453 (2004 A$26,500,000). Balance of amounts receivable from an associated entity by the CML Group (current) at December 1, 2005 A$NIL (2004 A$1,500,000).

•	Software development and license fees paid to an associated entity by the CML Group A$1,071,096 (2005 A$1,105,140) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at December 1, 2005 A$NIL (2004 A$2,041).

Details of associated entities are disclosed in note 11 of the consolidated financial statements.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS

The Company’s consolidated financial statements are included as Item 17.

Legal Proceedings

Certain companies within the CML Group are party to various legal actions, which have arisen in the normal course of business. It is the opinion of Directors that any liabilities arising from such legal action would not have a material adverse effect on the Company’s financial position and results of operations.

The Australian Competition and Consumer Commission (“ACCC”) instituted legal proceedings against Liquorland in 2003. The allegations related to eight agreements Liquorland entered into with applicants for liquor licenses in NSW from 1997 until 2001. The ACCC alleged that in entering into the agreements, Liquorland made a contract arrangement or arrived at an understanding with the applicants, which contained an exclusionary provision within the meaning of the Trade Practices Act (“TPA”) and had the purpose of substantially lessening competition in the market.

The proceedings were settled in May 2005 on the basis that Liquorland pleaded to five contraventions of the TPA and the ACCC discontinued the remaining three proceedings. Liquorland paid the ACCC a penalty of A$950,000 per offence (a total of A$4,750,000) and made a contribution to the ACCC’s costs of A$250,000. Liquorland has cooperated fully with the ACCC concerning these proceedings.

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

		Ordinary Shares		American Depositary Shares
Period		A$ High	A$ Low	US$ High	US$ Low
Fiscal Year	2001	7.86	5.96	34.38	24.30
	2002	8.91	6.12	37.40	24.70
	2003	7.42	5.38	38.75	24.70
	2004	9.18	7.20	52.00	37.05
	2005	10.11	8.20	63.40	49.93
Fiscal Year 2004	First Quarter...(Aug-Oct)	8.02	7.20	44.65	37.05
	Second Quarter...(Nov-Jan)	7.82	7.26	47.70	42.75
	Third Quarter...(Feb-Apr)	8.55	7.30	50.65	45.80
	Fourth Quarter...(May-Jul)	9.18	8.22	52.00	45.50
Fiscal Year 2005	First Quarter...(Aug-Oct)	9.59	8.71	56.66	49.93
	Second Quarter...(Nov-Jan)	10.09	9.09	63.40	56.01
	Third Quarter...(Feb-Apr)	9.92	8.51	63.31	53.85
	Fourth Quarter...(May-Jul)	9.67	8.20	59.90	52.55
Fiscal Year 2006	First Quarter...(Aug-Oct)	10.41	9.34	64.02	57.30
Month ended	June 2005	9.67	9.15	59.90	55.50
	July 2005	9.64	8.91	59.10	53.10
	August 2005	9.90	9.34	61.50	57.30
	September 2005	10.41	9.85	64.02	61.30
	October 2005	10.25	9.52	62.84	57.50
	November 2005	10.23	9.78	60.65	57.70

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	CONSTITUTION

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

2.	Disclosing Directors’ interests

(a)	A Director’s power to vote on a matter where the Director has a material interest

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

Directors may vote for their remuneration as set out in the Constitution. For their services as Directors they are entitled to such remuneration as the Directors decide. However, the total amount provided to all non-executive Directors for their services as directors in any year must not exceed the amount as the Company determines by ordinary resolution in general meeting (from November 17, 2005 - A$2,000,000, previously A$1,500,000). The maximum amount excludes amounts payable under non-executive Directors’ retirement agreements as members have separately approved those benefits.

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

A Director is not required to hold ordinary shares in the Company as a qualification for office.

3.	Rights and restrictions attaching to each class of shares

The Company has two classes of shares: ordinary class and preference shares. No preference shares are currently on issue.

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

The Constitution provides that dividends and other amounts payable in respect of a share, which are not claimed within 11 months of the payment date, may be reinvested by the Directors into additional shares in the Company in the name of the shareholder. This covers payments where the shareholder is uncontactable, where a cheque is not banked or where an electronic transfer to a bank account nominated by a shareholder is rejected.

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

Holders of preference shares cannot vote at a general meeting of the Company except as follows:

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

The Directors may approve the sale of shares that constitute less than a marketable parcel (as defined under the Listing Rules) by following certain procedures. These include certain notice requirements that the Company must comply with prior to selling any shares and the rights of shareholders (who hold less than 500 shares) to exempt their shares from this scheme. A notice can only be given to a shareholder once every 12 months and not during the offer period of a takeover bid.

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

The Company may convert or reclassify shares and reduce its share capital or buy back shares in accordance with the Corporations Act.

C.	MATERIAL CONTRACTS

Material contracts entered into or performed in whole or in part for the two years immediately preceding publication of this document, are as follows:

1.	Debt Issuance Program – Deed of Guarantee and Deed of Covenant (Exhibits 2.1 and 2.2 at Item 19). Refer page 49 for further details. Note Deed Poll and Guarantee Deed Poll (Exhibits 2.3 and 2.4 at Item 19). Refer page 49 for further details. Common Provisions Deed Poll (Exhibit 2.5 at Item 19). Refer page 21 for further details.

2.	License Agreements between Kmart Corporation and Kmart Australia Limited and Kmart New Zealand Limited (Exhibits 15.1 and 15.2 at Item 19). Refer page 28 for further details.

3.	Employment agreements – we have filed the following employment agreements with the SEC:

Exhibit No.	Contract	Position of Executive	Duration of contract
4.2	Employment Agreement, dated February 1, 2002, between Coles Myer Ltd. and Mr. Tim Hammon	Chief Officer Corporate & Property Services	(1)

4.3	Employment Agreement, dated April 4, 2002, and subsequent amendments dated September 9, 2003 and November 18, 2003 between Coles Myer Ltd. and Ms. Dawn Robertson	Managing Director Myer	(1)

4.4	Employment Agreement dated July 19, 2001, and subsequent amendment dated October 1, 2003, between Coles Myer Ltd. and Mr. Hani Zayadi	Managing Director Kmart	(1)

4.5	Employment Agreement, dated August 15, 2001, and subsequent amendment dated October 1, 2003, between Coles Myer Ltd. and Mr. Larry Davis	Managing Director Target	(1)

4.6	Employment Agreement, dated August 8, 2003, between Coles Myer Ltd. and Mr. Steven Cain	Group Managing Director, Food, Liquor and Fuel	(1)

4.7	Employment Agreement, dated March 19, 2004, between Coles Myer Ltd. and Mr. Fraser MacKenzie	Chief Financial Officer	Fixed term to April 30, 2007

4.8	Agreement to extend term of appointment, dated February 11, 2005, between Coles Myer Ltd. and Mr. John Fletcher	Chief Executive Officer	(1)

4.9	Employment Agreement dated April 15, 2005, between Coles Myer Ltd. and Mr. Hani Zayadi	Group Managing Director Food, Liquor & Fuel	(1)

4.10	Employment Agreement dated February 14, 2005, between Coles Myer Ltd. and Mr. Larry Davis	Managing Director Kmart	(1)

4.11	Employment Agreement dated February 14, 2005, between Coles Myer Ltd. and Ms. Launa Inman	Managing Director Target	(1)

4.12	Settlement and Release Agreement dated July 13, 2005, between Coles Myer Ltd. and Mr. Steven Cain	Former Group Managing Director Food, Liquor & Fuel	(2)

(1)	Terminable at will of either the Company or the Executive. The standard notice period required by the Company is 12 months and the standard notice period required by the Executive is 6-12 months.

(2)	An 18-month restraint period is applicable from January 3, 2005.

Please refer to Item 6.B for compensation details of each of the Executives listed above.

D.	EXCHANGE CONTROLS

Under existing Australian legislation in force at the date of this Annual Report, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Coles Myer for the movement of funds into and out of Australia, except to or on behalf of certain authorities and agencies of the Federal Republic of Yugoslavia or Zimbabwe (or certain persons associated with such authorities or agencies) or property, securities or funds belonging, directly or indirectly to such persons. In addition, other legislation and regulations in Australia also restrict or prohibit payments, transactions and dealings with assets having a proscribed connection with certain countries (which at the date of the Annual Report does not include the United States of America) or proscribed persons or entities subject to international sanctions associated with terrorism and assets derived from or generated by any such assets.

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

The following summary contains Australian and United States tax consequences that may result from ownership of ADSs and Ordinary Shares. This summary is not exhaustive of all possible tax considerations and is based on the laws in force as of the date of this Annual Report (some of which may have retroactive effect). Investors are advised to consult their own tax advisers as to the tax consequences under Australian, U.S. Federal, U.S state, and U.S. local tax laws of the acquisition, ownership and disposition of ADSs and Ordinary Shares.

Australian Taxation

An imputation system operates in Australia in respect of company income tax. The system provides for the relief of double taxation on dividends paid by Australian resident companies. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate tax rate (currently 30%). The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to Australian shareholders, and to shareholders who are not Australian residents holding the ADSs or Ordinary Shares through an Australian “permanent establishment” (broadly, an Australian branch). This means that these shareholders who receive assessable franked dividends from a company are generally entitled to a tax offset for the tax paid by the company on its income i.e. to the extent the company has paid tax on the income which underlies the dividend, the shareholder will not also have to pay tax.

Under the current double taxation convention between Australia and the United States, dividends paid by Coles Myer to a United States resident shareholder of Coles Myer, including an ADS holder, who is not deemed to be an Australian resident for tax purposes and does not hold the ADSs or Ordinary Shares through an Australian permanent establishment, will generally be subject to an Australian withholding tax at a maximum rate of 15% on their un-franked amount (the franked amount will not be subject to Australian withholding tax). If the relevant shareholding is at least 10% of Coles Myer’s issued shares, then lower withholding tax outcomes may occur under the double tax convention. To the extent that withholding tax is paid, this is a final tax and no other Australian tax would be payable.

Since the introduction of the imputation system, all dividend distributions made by Coles Myer have been fully franked. Coles Myer has provided and will continue to provide all shareholders with notices that specify the franked and un-franked amount of each dividend and the amount (if any) of dividend withholding tax deducted. The notices will also state the franking percentage.

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

(b)	if the ADSs or Ordinary Shares have been used by the holder in carrying on business through an Australian permanent establishment; or

(c)	if the total number of ADSs or Ordinary Shares beneficially owned by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represents 10% or more of the issued share capital of Coles Myer (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital).

Notwithstanding that the profit or gain upon the sale of the ADSs or Ordinary Shares is assessable in Australia in the circumstances of (a) above, if the vendor is a resident of the United States, then depending on the circumstances of the case, relief from double tax may nevertheless be available under the current double taxation convention referred to above.

In addition, under current Australian tax law, no Australian State or Federal estate duty or any other inheritance taxes will be payable in respect of ADSs or Ordinary Shares upon the death of a holder thereof, regardless of the holder’s domicile. For capital gains tax purposes, the death of the holder will not be a taxing event, except if the ADSs or Ordinary Shares are held by an Australian resident or are within the scope of (b) or (c) above and are bequeathed to a tax exempt institution (as defined by reference to certain Australian exempting provisions) or the trustee of a complying superannuation entity (as defined in the Australian tax legislation) or if ADSs or Ordinary Shares held by a deceased resident pass to a non-resident who would not be subject to Australian capital gains tax on their disposal (i.e. do not fall within the circumstances outlined in (b) or (c) above). In all other circumstances, the liability for tax on any gain is effectively transferred to the deceased’s legal representatives or beneficiaries, subject to those matters referred to above. Such deemed disposal or a disposal subsequently by the beneficiary will have the consequences set out above. An income tax liability can arise on death in some circumstances e.g. where ADSs or Ordinary Shares are trading stock and the business was conducted in Australia or by a resident of Australia.

United States Taxation

The following summary describes the material United States federal income tax consequences relating to an investment in the Ordinary Shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and investors are urged to consult their own tax advisor regarding their specific tax situation. The summary applies only to holders who hold Ordinary Shares or ADSs as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers:

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	United States expatriates;

•	investors that hold the Ordinary Shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively 10.0% or more of Coles Myer’s total combined voting stock.

Further, this summary does not address the alternative minimum tax consequences of an investment in Ordinary Shares or ADSs or the indirect consequences to holders of equity interests in entities that own the Ordinary Shares or ADSs. In addition, this summary does not address the state, local and foreign tax consequences of an investment in Ordinary Shares or ADSs. Investors should consult their own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of Ordinary Shares or ADSs in their particular circumstances.

Investors are a “U.S. Holder” if they are a beneficial owner of Ordinary Shares or ADSs and they are for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

If a partnership holds Ordinary Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Ordinary Shares or ADSs should consult their own tax advisors. A “Non-U.S. Holder” is a beneficial owner of Ordinary Shares or ADSs that is not a U.S. Holder.

For United States federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the owner of the Ordinary Shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the Ordinary Shares will include the period during which the holder held the surrendered ADS. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Australian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

Distributions on Ordinary Shares or ADSs

Cash distributions made by Coles Myer to a U.S. Holder with respect to Ordinary Shares or ADSs (including amounts withheld in respect of any Australian withholding taxes) generally will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of Coles Myer’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of the Ordinary Shares or ADSs will generally pay tax on such dividends received before 2009 at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Assuming Coles Myer is not a passive foreign investment company (as discussed below), dividends paid by Coles Myer will be QDI if Coles Myer is a qualified foreign corporation (“QFC”) at the time the dividends are paid. Coles Myer believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Distributions in excess of Coles Myer’s current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder’s tax basis in the Ordinary Shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the Ordinary Shares or ADSs for more than one year. Dividends paid by Coles Myer generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Subject to certain limitations, a U.S. Holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Australian taxes that are withheld from dividend distributions made to such U.S. Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the U.S. Holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For tax years beginning before January 1, 2007, income received with respect to the Ordinary Shares or ADSs will be treated as foreign source income and generally will constitute “passive income” or, in the case of certain holders, “financial services income” for United States foreign tax credit limitation purposes, and for tax years beginning after December 31, 2006, will be treated as “passive category income” or “general category income” for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. Holders may be subject to various limitations on the amount of foreign tax credits that are available. Coles Myer therefore urges investors to consult their own tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

The amount of any cash distribution paid in Australian dollars will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of Ordinary Shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Australian dollars are converted into U.S. dollars on the date received. If the Australian dollars are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Australian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of Ordinary Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Ordinary Shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the Ordinary Shares or ADSs. Any gain or loss will be a long-term capital gain or loss if the Ordinary Shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The ability to deduct capital losses is subject to limitations.

For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of Ordinary Shares or ADSs, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Ordinary Shares or ADSs as determined on the settlement date of such sale or other taxable disposition. Accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of Ordinary Shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States Internal Revenue Service. Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of Ordinary Shares or ADSs.

Passive Foreign Investment Company Rules

U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if Coles Myer is, or were to become, a passive foreign investment company (“PFIC”) for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually and thus may be subject to change, Coles Myer does not believe that it is, nor does it expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. Coles Myer urges investors to consult their own tax advisor regarding the adverse tax consequences of owning the Ordinary Shares or ADSs of a PFIC and making certain elections designed to lessen those adverse consequences.

Taxation of Non-U.S. Holders

Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from Coles Myer with respect to Ordinary Shares or ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of Ordinary Shares or ADSs unless:

•	such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on Ordinary Shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of Ordinary Shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Investors generally will be allowed a credit of the amount of any backup withholding against their United States federal income tax liability or they may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the United States Internal Revenue Service.

U.S. Estate Taxation

An individual holder who is a U.S. citizen or resident (for U.S. estate tax purposes) will have the value of the Ordinary Shares or ADSs included in the individual’s gross estate for U.S. estate tax purposes. The individual holder’s estate may be entitled to a tax credit against the holder’s U.S. estate tax to the extent the individual holder’s estate actually pays non-U.S. estate tax on the value of the Ordinary Shares or ADSs; however, investors should consult their own tax advisors regarding both the U.S. and non-U.S. estate tax consequences of their investment.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

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

Refer Note 34 in the consolidated financial statements contained in Item 17 for a complete list of the Company’s subsidiaries.

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

At July 31, 2005 all derivative financial instruments held by the Coles Myer Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not believed to be an exposure for the Coles Myer Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The Coles Myer Group has a documented system of credit assessment and the setting of dealing limits in place to minimize credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the Coles Myer Group to grant or to seek collateral when entering into derivative transactions.

The Company’s net debt and foreign exchange at July 31, 2005, which is recorded at a fair value of A$771.0 million (July 25, 2004: A$129.9 million) has exposure to price risk. This risk is defined as the potential opportunity loss in fair value resulting from a hypothetical 10% adverse change in interest and foreign exchange rate movements. Actual results may differ.

A sensitivity analysis that assumes a 10% downward shift in interest rates across all yield curves at July 31, 2005, results in a potential opportunity cost to the Company’s net debt portfolio of A$4.7 million (July 25, 2004: A$7.3 million). The model used for the sensitivity analysis calculated the net present value of all outstanding cash flows related to the Company’s interest rate swap portfolio. A sensitivity analysis was performed on the basis that any movement in interest rates was treated at the same rate of change across the entire yield curve. The impact of a 10% adverse shift on the foreign exchange exposure at July 31, 2005 and July 25, 2004 would not have had a material impact on the Company’s results of operations.

See also Notes 30 and 31 to the consolidated financial statements in Item 17 containing financial instruments disclosures and disclosure about fair values of financial instruments.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including J.E. Fletcher, Chief Executive Officer (principal Executive officer) and J.F. MacKenzie, Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls to the date of their evaluation.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the financial experts serving on the audit committee are Mr. A.G. Hodgson and Mr. R.H. Allert. All members of the Audit Committee qualify as independent Directors under the Corporate Governance Guidelines and the New York Stock Exchange’s corporate governance rules.

ITEM 16B	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Coles Myer Ltd. Code of Conduct and can be accessed on the Company’s website at www.colesmyer.com. No amendments to or waivers of the code of ethics were made or granted during 2005.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

a) Audit fees for the year ended July 31, 2005 were $A7,402,000 (2004 A$6,317,000). Audit fees consist of fees for professional services rendered for the audit of the consolidated financial statements of Coles Myer Ltd. and other services normally provided in connection with statutory and regulatory filings and the implementation of the Sarbanes-Oxley Act, which mainly include the statutory audits of financial statements of Coles Myer Ltd. subsidiaries and the assistance with review of documents filed with the Australian Stock Exchange and the U.S. Securities and Exchange Commission.

b) Audit-related fees for the year ended July 31, 2005 were A$1,887,000 (2004 A$1,074,000). Audit-related fees consist of fees for professional services that are traditionally performed by an independent accountant. These services include international financial reporting standards (IFRS) consultations, other consultations concerning financial accounting and reporting standards, internal control reviews, sales certificates required under property lease agreements, other certificates required by Coles Myer Ltd. under various contractual arrangements and due diligence procedures in connection with acquisitions.

c) Tax Fees for the year ended July 31, 2005 were A$91,000 (2004 A$199,000). Tax fees consist of fees expensed for tax planning services and tax advice.

Audit Committee Pre-approval Policies and Procedures

The Board of Directors has adopted a policy that sets out procedures and conditions for pre-approving audit, audit-related and non-audit related services performed by the Group’s independent statutory auditor, responsible for the audit of both the Coles Myer Ltd. consolidated statutory accounts and the statutory accounts of subsidiaries of Coles Myer Ltd. (the “Auditor”)

The Audit and Risk Committee annually pre-approves services to be provided by the Auditor under each of the categories noted above, along with specific details as to the types of work to be performed within those categories. The pre-approval also establishes pre-approved fee limits for each type of work (the “Pre-Approval Framework”).

Any proposed services outside the Pre-Approval Framework will require separate pre-approval by the Audit and Risk Committee.

The Audit and Risk Committee may delegate pre-approval authority to one or more of its independent members, and approval by such member or members within the parameters of the policy constitutes approval of the Audit and Risk Committee. The member or members to whom such authority is delegated must report any pre-approval decisions to the Audit and Risk Committee at its next meeting.

The Auditor provides appropriate documentation, which is provided to the Audit and Risk Committee, regarding the specific services to be provided. The Audit and Risk Committee has designated the Company’s General Manager Compliance – Finance & Administration to assess compliance with independence requirements and the pre-approval policies and procedures.

For the year ended July 31, 2005, all audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee. The de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, was not used.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company announced its intention to repurchase A$700 million of its ordinary shares via an off-market buy-back on March 17, 2005.

On May 27, 2005 the Company purchased and cancelled 70,433,916 CML fully paid ordinary shares. The shares were acquired at A$8.30 per share, representing a total cost of A$584.6 million.

On May 23, 2005 the Company announced its intention to repurchase up to 15 million CML fully paid ordinary shares on-market. Between June 7, 2005 and July 25, 2005 the Company purchased and cancelled 12,221,111 CML fully paid ordinary shares at prices between A$9.18 and A$9.63 per share. Contributed equity was reduced by the total cost of A$115.4 million.

In total, 82,655,027 shares were purchased for A$700 million.

The Company does not intend to make further repurchases under these plans.

For further details, refer to share buy-back disclosures in Note 21 to the consolidated financial statements at Item 17.

Period	Total number of shares purchased	Average price paid per share A$	Total number of shares purchased as part of publicly announced Plan	Maximum number shares that may yet be purchased under the Plan
OFF MARKET BUY-BACK
May 23, 2005	70,433,916	$8.30	70,433,916	n/a

ON MARKET BUY-BACK
June 6 - June 10, 2005	4,840,041	$9.51	4,840,041	10,159,959

July 12 - 25 July, 2005	7,381,070	$9.37	7,381,070	n/a

ITEM 17	CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements see pages 98 through 174, incorporated herein by reference.

The following consolidated financial statements together with the Report of Independent Auditors thereon, are filed as part of this Annual Report.

ITEM 19	EXHIBITS

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated September 7, 2001), and as subsequently amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 22, 2005).

2.1	Debt Issuance Program - Deed of Guarantee, filed with the 2004 Form 20-F

2.2	Debt Issuance Program - Deed of Covenant, filed with the 2004 Form 20-F

2.3	Note Deed Poll

2.4	Guarantee Deed Poll

2.5	Common Provisions Deed Poll

4.1	Employment agreement - Ms. Dawn Robertson, filed with the 2002 Form 20-F

4.2	Employment agreement - Mr. Tim Hammon, filed with the 2003 Form 20-F

4.3	Amendment to Employment agreement - Ms. Dawn Robertson, filed with the 2004 Form 20-F

4.4	Employment agreement - Mr. Hani Zayadi, filed with the 2004 Form 20-F

4.5	Employment agreement - Mr. Larry Davis, filed with the 2004 Form 20-F

4.6	Employment agreement - Mr. Steven Cain, filed with the 2004 Form 20-F

4.7	Employment agreement - Mr. Fraser MacKenzie, filed with the 2004 Form 20-F

4.8	Agreement to extend term of appointment - Mr. John Fletcher

4.9	Employment agreement - Mr. Hani Zayadi

4.10	Employment agreement - Mr. Larry Davis

4.11	Employment agreement - Ms. Launa Inman

4.12	Settlement and Release Agreement - Mr. Steven Cain

8.	List of subsidiaries (included herein as Note 34 in the consolidated financial statements).

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2005

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2005

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2005

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2005

15.1	License Agreement between Kmart Corporation and Kmart Australia Limited, dated August 1, 1994.

15.2	License Agreement between Kmart Corporation and Kmart New Zealand Limited, dated August 1, 1994.

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLES MYER LTD. (Registrant)

/s/ J.F. MACKENZIE
(Signature) J.F. MacKenzie CHIEF FINANCIAL OFFICER

Date December 15, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coles Myer Ltd.

For purposes of Form 20-F filing with the U.S. Securities and Exchange Commission.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Coles Myer Ltd. and its subsidiaries at July 31, 2005 and July 25, 2004, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2005, in conformity with accounting principles generally accepted in Australia. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

Melbourne,	Australia

December 15, 2005

COLES MYER LTD.

CONSOLIDATED INCOME STATEMENTS

	Notes	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Sales	2,3	36,185.2	32,082.2	26,875.8
Cost of goods sold	2	(27,286.8)	(23,914.6)	(19,508.9)

Gross profit	2	8,898.4	8,167.6	7,366.9

Other revenue from operating activities	2,3	97.3	66.8	48.8
Cumulative effect of change in accounting policy for supplier promotional rebates				(76.5)
Other revenue from non-operating activities	3	304.2	309.2	275.3
Proceeds from sale of property, plant and equipment, investments and businesses and controlled entities	3	20.6	131.0	392.5
Net book value of property, plant and equipment, investments and businesses and controlled entities disposed		(68.1)	(146.5)	(416.8)
Borrowing costs	4	(74.0)	(71.1)	(86.9)
Advertising expenses		(474.5)	(431.7)	(383.8)
Selling and occupancy expenses		(6,308.1)	(5,801.7)	(5,327.5)
Administrative expenses		(1,513.3)	(1,357.4)	(1,183.2)

Profit from ordinary activities before income tax		882.5	866.2	608.8
Income tax expense	6	(266.4)	(258.1)	(187.7)

Net profit		616.1	608.1	421.1

Net increase/(decrease) in asset revaluation reserve		56.1	(8.2)	83.5
Net decrease in foreign currency translation reserve		(0.6)	(30.4)	(17.1)
Adjustment resulting from change in accounting policy for annual leave entitlements				(6.6)

Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognized directly in equity		55.5	(38.6)	59.8

Total changes in equity other than those resulting from transactions with owners as owners		671.6	569.5	480.9

Basic earnings per share (in A$)	22	0.46	0.46	0.32

Diluted earnings per share (in A$)	22	0.47	0.47	0.33

Notes on pages 106 to 174 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED BALANCE SHEETS

	Notes	July 31, 2005 A$M	July 25, 2004 A$M
ASSETS
Current assets:
Cash		440.9	849.0
Receivables	8	677.5	646.7
Inventories		3,155.0	3,032.7
Other	9	21.0	41.1

		4,294.4	4,569.5

Non-current assets:
Receivables	10	33.6	50.4
Investments	11	144.9	112.9
Property, plant and equipment, net	12	3,857.0	3,395.7
Intangible assets, net	13	617.0	590.5
Other	14	405.5	332.7

		5,058.0	4,482.2

TOTAL ASSETS		9,352.4	9,051.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	15	3,001.4	2,808.6
Borrowings	16	216.0	261.5
Tax liabilities	17	125.2	161.6
Provisions	18	607.4	570.4

		3,950.0	3,802.1

Non-current liabilities:
Long term debt	19	1,213.3	713.4
Other		56.1	48.3
Provisions	20	397.0	390.3

		1,666.4	1,152.0

Shareholders’ equity:
Issued share capital	21	2,083.6	2,306.7
Reserves		485.7	430.2
Retained profits		1,166.7	1,360.7

		3,736.0	4,097.6

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,352.4	9,051.7

Commitments and contingent liabilities	26

Notes on pages 106 to 174 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Notes	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		39,251.4	34,539.6	28,904.1
Payments to suppliers and employees (inclusive of goods and services tax)		(37,659.7)	(32,905.0)	(27,469.2)
Distributions received from associated entities		10.1	7.0	6.2
Interest received		28.9	55.2	20.0
Borrowing costs paid		(71.1)	(70.0)	(103.6)
Income tax paid		(402.5)	(288.5)	(179.1)

Net cash inflow from operating activities	A	1,157.1	1,338.3	1,178.4

Cash flows from investing activities
Payments for property, plant and equipment		(925.0)	(704.1)	(625.2)
Cash paid for purchases of businesses and controlled entities	B	(120.0)	(192.0)	(241.7)
Cash paid for purchases of other investments		(2.0)	(1.4)
Payment for purchase of associated entity		(1.3)	(1.1)	(1.4)
Proceeds on sale of property, plant and equipment		23.8	80.3	37.1
Proceeds on sale of Sydney Central Plaza	B		9.9	372.8
Proceeds on sale of businesses and controlled entities	B	3.9	31.8
Proceeds on sale of investments				7.6
Loans from other entities		15.7	66.1	13.6

Net cash outflow from investing activities		(1,004.9)	(710.5)	(437.2)

Cash flows from financing activities
Proceeds from issue of shares		108.0	37.1	—
Proceeds from borrowings		3,171.7	1,362.7	279.7
Repayments of borrowings		(2,691.7)	(1,772.6)	(704.6)
Payments for purchases of buyback shares		(704.4)
Dividends paid		(436.8)	(307.8)	(287.6)

Net cash outflow from financing activities		(553.2)	(680.6)	(712.5)

Net (decrease)/increase in cash held		(401.0)	(52.8)	28.7
Cash at beginning of the year		841.9	894.7	866.0

Cash at end of the year	C	440.9	841.9	894.7

Notes on pages 106 to 174 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Notes
A. Reconciliation of net cash provided by operating activities to net profit is as follows:
Net cash inflow from operating activities	1,157.1	1,338.3	1,178.4
Depreciation and amortization	(558.7)	(536.7)	(512.6)
Changes in assets and liabilities
Increase in current receivables	58.1	57.4	69.5
Increase/(decrease) in inventories	120.7	124.9	(24.0)
Increase/(decrease) in future income tax benefits	68.6	80.8	(38.3)
(Decrease)/increase in other assets	(19.0)	20.9	(29.6)
Decrease/(increase) in trade creditors	46.9	(139.7)	(105.1)
(Increase) in other liabilities	(161.2)	(135.8)	(55.0)
Decrease /(increase) in provision for income tax	36.4	(148.0)	(20.3)
(Increase) in provisions	(72.6)	(53.6)	(79.2)
Increase in deferred income tax	29.3	66.7	74.4
Net loss on sale of plant and equipment	(50.4)	(45.0)	(31.2)
Net profit on sale of freehold properties	2.6	7.8	1.4
Net profit on sale of Sydney Central Plaza		12.0
Net profit on sale of businesses and controlled entities	0.3	9.7	5.5
Write-down of non-current assets to recoverable amounts	(42.0)	(51.6)	(12.8)

Net profit	616.1	608.1	421.1

B.	Acquisitions/disposals

During 2005, the CML Group acquired seven Queensland hotels and freehold properties for A$116.5 million.

During 2004, the CML Group acquired from Shell multi-site franchisees the right to operate 585 fuel and convenience outlets and eight standalone convenience stores for A$103.7 million (including transaction costs). In connection with this transaction, other assets and liabilities, including inventories, property, plant and equipment and employee related liabilities have been acquired for a further A$79.5 million.

During 2004, the CML Group disposed of five Newmart stores and seven Sands and McDougall stores for A$31.9 million.

On May 26, 2003, Liquorland (Australia) Pty Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd. (Theo’s NSW) for A$179.8 million plus associated inventory for A$37.4 million and freehold property for A$14.8 million. The consideration comprises cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd. has guaranteed a value of A$7.00 per share throughout a period of three years, commencing May 26, 2003, and will bear any share price risk during that period. Should any additional consideration become payable it will be brought to account as a component of goodwill arising on the acquisition under Australian GAAP. Under U.S. GAAP, any additional consideration will be recorded as a reduction to equity. Since May 26, 2003, the share price has remained above A$7.00 per share and payment of the additional consideration is not probable. At balance date 2005, 2004 and 2003, the share price was A$9.43, A$9.16 and A$7.34, respectively.

As the share price has traded above the guaranteed price of A$7.00, no liability has been recognized under Australian or U.S. GAAP.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

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

Details of the aggregate cash flows and consideration relating to the acquired businesses and controlled entities, which are accounted for as purchase business combinations, and the aggregate assets and liabilities of the entities at the date of acquisition were as follows:

	Acquisitions*			Disposals
	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Cash consideration (paid)/received net of cash acquired/disposed	(120.2)	(209.4)	(362.6)	3.9	31.9	372.8

Cash	0.2	17.4	3.2		(0.1)
Receivables – current			17.6			(2.1)
Inventories	2.4	73.9	51.8	(0.8)	(3.0)
Other assets – current			2.4			(1.2)
Property, plant and equipment	65.7	15.0	45.8	(1.9)	(10.2)	(363.0)
Deferred tax assets			2.0
Intangible assets	52.1	109.2	260.2	(0.9)	(9.3)
Other assets – non-current
Payables			(19.1)			(1.0)
Provisions – current	(0.2)	(6.1)	(1.3)		0.4

Net assets acquired/(disposed)	120.2	209.4	362.6	(3.6)	(22.2)	(367.3)

Reconciliation of cash flows:
Consideration	(120.2)	(209.4)	(362.6)	3.9	31.9	372.8
Consideration satisfied by share issue			117.7
Cash acquired/disposed	0.2	17.4	3.2		(0.1)

Cash (Outflow)/Inflow	(120.0)	(192.0)	(241.7)	3.9	31.8	372.8

*	The purchase method of accounting is applied. Net assets are recorded at fair value.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

C.	Reconciliation of cash

For the purposes of the consolidated statements of cash flows, cash includes cash on hand and at bank, net of bank overdrafts. Cash at the end of the year as shown in the consolidated statements of cash flows is reconciled to the relevant consolidated balance sheet items as follows:

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Cash assets	440.9	849.0	905.5
Bank overdrafts	—	(7.1)	(10.8)

	440.9	841.9	894.7

D.	Non-cash financing and investing activities

Financing – CML issued ordinary shares under the Dividend Reinvestment Plan for A$NIL million (2004 A$59.3 million, 2003 A$60.3 million). The Dividend Reinvestment Plan has been suspended.

During 2003, CML issued ordinary shares for A$117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

E.	Details of major financing facilities

Credit standby facilities: The CML Group has A$430.0 million (2004 A$530.0 million) of committed facilities of which A$430.0 million (2004 A$530.0 million) were undrawn at balance date. The facilities have maturity dates ranging between August 2006 and May 2010 (2004 maturity dates ranged between December 2004 and August 2009).

Commercial paper: The CML Group has commercial paper programs based in Australia and Europe. The programs are guaranteed by Coles Myer Ltd. and are supported by the credit standby facilities referred to above. At balance date A$79.9 million commercial paper was on issue (2004 A$NIL).

Medium-term notes: The CML Group has issued medium-term notes under a debt issuance program and under medium term note programs in both Europe and Australia. It also operated a medium-term note program in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are unconditionally guaranteed by Coles Myer Ltd. At balance date, A$696.7 million (2004 A$670.6 million) equivalent of medium-term notes was on issue.

Other loans: A$350.0 million (2004 A$NIL) of domestic bank loans of various maturities were outstanding at balance date.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

ISSUED SHARE CAPITAL

	Ordinary
	Fully Paid		Partly Paid A$0.01
	millions	A$M	millions	A$M
Balance, July 28, 2002	1,184.6	1,351.7	0.1	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	10.0	60.3
Issue for acquisition of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.	17.8	117.7

Balance, July 27, 2003	1,212.4	1,529.7	0.1	—
Conversion of partly paid to fully paid	—	—	—	—
Dividend reinvestment plan	7.9	59.3
Exercise of options	5.1	37.1

Balance, July 25, 2004	1,225.4	1,626.1	0.1	—
Conversion of partly paid to fully paid	—	0.1	—	—
Exercise of options	15.1	107.9
ReCAPS conversion	79.3	680.6
Off-market buy-back	(70.4)	(215.7)
On-market buy-back	(12.2)	(115.4)

Balance, July 31, 2005	1,237.2	2,083.6	0.1	—

	Preference (ReCAPS) Fully Paid
	millions	A$M
Balance, July 27, 2003	7.0	680.6

Balance, July 25, 2004	7.0	680.6

Balance, July 31, 2005

Notes on pages 106 to 174 form part of the financial statements.

COLES MYER LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN

RESERVES AND RETAINED PROFITS

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Asset revaluation reserve*
Balance at beginning	477.7	485.9	402.4
Fair value increment/(decrement) of freehold and investment properties	56.1	(8.2)	83.5

	533.8	477.7	485.9

*	The asset revaluation reserve includes the net increments and decrements arising from the revaluation of non-current assets in accordance with AASB 1041 “Revaluation of Non-current Assets”

Foreign currency translation reserve**
Balance at beginning	(47.5)	(17.1)	—
Net exchange differences on translation of foreign controlled entities	(0.6)	(30.4)	(17.1)

	(48.1)	(47.5)	(17.1)

**	As an outcome of restructuring the method of financing a self sustaining foreign operation, foreign currency translation losses relating to the CML Group’s net investment have been incurred, resulting in A$17.1 million being recorded in the year ended July 27, 2003 and A$30.4 million in the year ended July 25, 2004.

Retained profits
Balance at beginning	1,360.7	1,120.1	904.1
Adjustment resulting from change in accounting policy for providing for dividends			149.7
Adjustment resulting from change in accounting policy for annual leave entitlements			(6.6)
Net profit for the year	616.1	608.1	421.1
Cash dividends	(436.8)	(367.5)	(348.2)
Profits returned to shareholders under the share buy-back	(373.3)

	1,166.7	1,360.7	1,120.1

Total reserves and retained profits
Balance at beginning	1,790.9	1,588.9	1,306.5
Adjustment resulting from change in accounting policy for providing for dividends			149.7
Adjustment resulting from change in accounting policy for annual leave entitlements			(6.6)
Net profit for the year	616.1	608.1	421.1
Cash dividends	(436.8)	(367.5)	(348.2)
Profits returned to shareholders under the share buy-back	(373.3)
Fair value increment/(decrement) of freehold and investment properties	56.1	(8.2)	83.5
Net exchange differences on translation of foreign controlled entity	(0.6)	(30.4)	(17.1)

	1,652.4	1,790.9	1,588.9

Notes on pages 106 to 174 form part of the financial statements.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

These financial statements are prepared specifically for the purposes of filing an Annual Report on Form 20-F with the United States Securities and Exchange Commission (the SEC), and differ from the Australian financial statements presented to shareholders in the respective years in their treatment of goodwill arising on acquisition of companies and businesses (Refer paragraph d).

The significant accounting policies adopted by Coles Myer Ltd. (the “Company”, “CML”) and its controlled entities (the “CML Group”) are detailed below. The financial statements are prepared in accordance with accounting principles generally accepted in Australia (“Australian GAAP”). Where these principles differ from those generally accepted in the United States (“U.S. GAAP”) reference is made by footnote. A reconciliation of the major differences between the accompanying financial statements and U.S. GAAP is included at Note 32.

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

The consolidated financial statements have been prepared on an economic entity basis for the CML Group. The effects of all transactions within the CML Group have been eliminated in full. A list of controlled entities at year-end is contained in Note 34. Where control of an entity is obtained during the year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control existed.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Accordingly, in these financial statements prepared for purposes of filing with the SEC, goodwill on acquisitions to July 31, 1988 has been reinstated at cost and amortized, using the straight line method, against profit from operations over 20 years from date of acquisition, unless accelerated amortization is required due to a carrying value exceeding the recoverable amount. As a result, net profit reported in these financial statements has been decreased by A$8.4 million, (2004 A$8.4 million, 2003 A$8.4 million) with the aggregate adjustment arising from all prior years causing shareholders’ equity to increase by A$6.1million (2004 A$14.4 million).

e	Equity accounting of associated companies

The principles of equity accounting have been applied to entities that are not controlled, but over which the CML Group has significant influence. Equity accounting disclosures are not provided as the investments are deemed to be immaterial.

f	Receivables

Trade and other debtors are recognized at nominal amounts, as they are due for settlement no more than 30 days from the date of recognition. Provision for doubtful debts is made when collection of the full amount is no longer probable.

g	Inventories

At balance date all stock of finished goods on hand or in transit is valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume-related supplier rebates and supplier promotional rebates are recognized as a reduction in the cost of inventory and are recorded as a reduction of cost of sales when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier. These reimbursements are recorded as other revenue from non-operating activities (Note 3).

h	Investments

The carrying amounts of all listed investments are stated at the lower of cost and recoverable amount. Dividends from all investments are brought to account when receivable.

i	Property, plant and equipment

(i)	Cost and valuation

Freehold land and buildings and investment properties are measured at their fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date. Under U.S. GAAP, a number of differences arise from revaluing property. Refer Note 32 for further explanation and a reconciliation to U.S. GAAP.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(iii)	Depreciation and amortization

Depreciation and amortization is provided on a straight-line basis on all property, plant and equipment, other than freehold land and investment properties, over their estimated useful lives. U.S. GAAP also requires investment properties to be depreciated. Refer Note 32 for a reconciliation to U.S. GAAP, where an additional expense has been recognized.

The depreciation rates used for each class of assets are as follows:

	2005	2004	2003
Buildings,	1.5%	1.5%	1.5%
Plant and equipment	5% - 33%	5% - 33%	5% - 33%
Computer software	20%	33%	33%

All costs directly incurred in the purchase or development of major computer software, including subsequent upgrades and material enhancements, are capitalised. Costs incurred on computer software maintenance are expensed as incurred.

Effective July 28, 2003, the CML Group changed its accounting estimate with respect to the useful life of computer software. The previous estimate recognized that computer software had a useful life not exceeding three years. The revised accounting estimate recognizes that in all material respects, computer software has a useful life not exceeding five years. The impact of the changes was an increase to profit before tax of A$12.0 million for the year ended July 25, 2004.

j	Recoverable amount of non-current assets

The recoverable amount of a non-current asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

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

Under U.S. GAAP impairment is assessed at an individual store level. Refer Note 32 for further explanation and a reconciliation to U.S. GAAP.

k	Identifiable intangible assets

(i)	Brand names

Brand names purchased by the CML Group are measured at fair value on acquisition and brought to account as non-current assets. Brand names held at July 31, 2005 have an indefinite life.

(ii)	Licenses

Liquor and gaming licenses purchased by the CML Group are measured at fair value and brought to account as non-current assets on acquisition. Gaming licenses purchased during 2003 have an indefinite life. Effective July 29, 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognized that liquor licenses had a useful life not exceeding 20 years.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

The revised accounting estimate recognizes that liquor licenses have an indefinite life where they have unlimited legal lives and are unlikely to become commercially obsolete.

Had a change in estimate of useful life not taken place, an amount of A$10.3 million relating to amortization expense would have been charged in the year to July 27, 2003.

(iii)	Co-branded operating rights

The CML Group holds the right to operate certain Shell fuel and convenience outlets around Australia. An exclusive supply agreement for fuel and lubricant products is in place, which allows for the sites to be branded both “Coles Express” and “Shell”. Co-branded operating rights are amortized over 20 years. The carrying value of all intangibles is reviewed at each reporting date.

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

The CML Group implemented the tax consolidation legislation as of July 29, 2002. Refer Note 6 for further disclosure.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

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

Liabilities for annual leave entitlements are accrued at nominal amounts on the basis of statutory and contractual requirements, including related on-costs. They are measured using rates expected to be paid when the obligations are settled, and are not discounted. Under U.S. GAAP these liabilities are measured at their current rates. The effect of this difference is detailed in Note 32.

Liabilities for long service leave entitlements, which are not expected to be paid or settled within 12 months, are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Consideration is given to future increases in wage and salary rates, experience of employee departures and periods of service. Expected future payments, including related on-costs, are discounted using the rates attaching to national government guaranteed securities with similar maturity terms. Contributions to superannuation funds are expensed as incurred (Note 24).

A liability for employee entitlements in the form of bonus plans is recognized when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

•	there are formal terms in the plan for determining the amount of the entitlement;

•	the amounts to be paid are determined before the time of completion of the financial report; or

•	past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

Equity-based compensation benefits are provided to employees via CML’s various incentive plans (Note 25). No accounting entries are made until options over unissued shares are exercised at which time the amounts receivable from executives are recognized in the consolidated balance sheets as share capital. Under U.S. GAAP the fair value of options granted are charged against profits over the expected term of the options. The effect of this difference is described in Note 32.

p	Superannuation

The CML Group has a number of superannuation funds, which exist to provide benefits for employees and their dependants on retirement, disability or death. The most recent actuarial reports indicated that the financial position of the defined benefit funds is sufficient to meet projected commitments. The CML Group’s commitment in respect of accumulation type funds is limited to making the specified contributions. The CML Group’s contributions to the superannuation funds are expensed as incurred in these financial statements, which are prepared under Australian GAAP. The effect of the difference from U.S. GAAP is reflected in Note 32, and U.S. GAAP information in relation to the defined benefit funds (in accordance with FAS 87 and FAS 132) is detailed in Note 24.

q	Leases

The CML Group leases real estate, stores, office facilities and warehouses. The provisions of these leases are such that substantially all of the risks and benefits of ownership of the property are retained by the lessors, and accordingly, in the financial statements, they are classified as operating leases.

Payments made under operating leases are expensed as incurred, as this reasonably represents the pattern of benefits derived from the leased assets. Refer Note 26 for details of non-cancelable operating lease commitments. Lease incentives received on entering into operating leases are recognized as liabilities and are amortized over the period of the lease up to the first market rate review.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the leased space will be of no future benefit to the CML Group. The net future lease payments are discounted using the interest rates implicit in the leases. Each lease payment is allocated between the liability and finance charges.

Liabilities for surplus leased space under non-cancelable leases which are onerous contracts are recognized on the basis described in the accounting policy note for onerous contracts (note 1(aa)).

r	Lease incentives

From January 30, 1995 lump sum payments received in relation to major lease contracts are deferred and amortized over the period of benefit. In the past such amounts were credited to the consolidated income statements in the year in which they were receivable.

U.S. GAAP requires lease incentives for lease agreements entered into after December 31, 1988 to be recognized on a straight-line basis over the term of the new lease. The effect of this difference is detailed in Note 32.

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

Revenue from sale of goods is recognized at the point of sale and is after deducting returns, duties and taxes paid. Revenue from sale of CML customer cards (gift, insurance and refund) is recognized when the card is redeemed and the customer purchases goods by using the card.

u	Earnings per share

(i)	Basic earnings per share

Basic earnings per share were determined by dividing net profit less non-redeemable reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

w	Goods and Services Tax (GST)

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

Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The business segments reported are: Food, Liquor & Fuel, Kmart, Officeworks, Myer, Megamart, Target and Property & Unallocated.

y	Rounding of amounts

Dollar amounts have been rounded to the nearest tenth of a million dollars. Where the amount is A$50,000 or less, this is indicated by a dash (“-”). For the purpose of Notes 25 and 29 a dash indicates a nil balance.

z	Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

aa	Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognized.

The provision recognized is based on the difference between the estimated cash flows to meet the unavoidable costs and the estimated cash flows to be received, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Under U.S. GAAP this type of provision is not permitted. The effect of the difference from U.S. GAAP is reflected in Note 32.

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

ac	Advertising

Advertising costs are expensed as incurred.

ad	Stamp duty

Payments of stamp duty on leased property are deferred and amortized over the life of the lease.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

ae	International Financial Reporting Standards (IFRS)

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after January 1, 2005. The AASB has issued Australian equivalents to IFRS (A-IFRS). The adoption of A-IFRS will be first reflected in the CML Group’s financial statements for fiscal 2006, being the half-year ending January 2006 and the year ending July 30, 2006.

The transitional rules for adoption of A-IFRS require the restatement of comparative financial statements using A-IFRS, therefore most adjustments required on transition to A-IFRS will be made retrospectively against opening retained earnings as at July 26, 2004.

A project team has been established to manage the transition to A-IFRS. The project team is chaired by the Chief Financial Officer and reports to the Audit/Governance Committee quarterly.

The technical evaluation phase of the project is substantially complete. The project team is currently in the implementation phase, and expects to be in a position to report under A-IFRS for fiscal 2006.

The following disclosures reflect current estimates of the transitional adjustments to opening retained earnings at July 26, 2004. These estimates are based on A-IFRS standards released as at July 31, 2005. These standards are subject to ongoing review, and any amendments or interpretative guidance issued by the AASB or the International Accounting Standards Board could result in changes to these estimates.

The transitional adjustments are based on the project team’s interpretation of the standards at the reporting date, and are the project team’s current best estimate. Accordingly, these disclosures remain subject to change.

The following areas have been identified as significant for the CML Group:

(i) AASB 1 “First time adoption of Australian Equivalents to International Financial Reporting Standards”

Under the transitional rules of AASB 1, CML has elected to reset the foreign currency translation reserve to A$NIL. This election will reduce opening retained earnings by A$47.5 million.

CML has taken advantage of a number of other exemptions from A-IFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemption applies.

(ii) AASB 2 “Share-based Payment”

On adoption of AASB 2, equity instruments issued to employees will be recognized as an expense over the relevant vesting periods. Under the current accounting policy an expense is not recognized for equity instruments issued.

The expense will be determined with reference to the fair value of the equity instruments issued. The determination of fair value is prescribed by the new standard. Under an optional exemption provided by AASB 1 adopted by CML only those equity instruments granted after November 7, 2002 and vesting after January 1, 2005 are accounted for in this manner.

A transitional adjustment of A$2.4 million will be recorded against opening retained earnings to reflect the amortization of these instruments up to July 26, 2004. For the year ended July 30, 2005, a charge of approximately A$5.4 million will be recognized as an expense. These adjustments will also result in an increase to an equity compensation reserve within Equity. Accordingly, these adjustments have no impact on net assets or total equity.

The Coles Myer Employee Share Plan Trust (the Trust) administers the Company’s share based payment plans. Under A-IFRS the results, financial position and cash flows of the Trust will be consolidated into the CML Group. On transition, net assets will be reduced by A$35.4 million. For the year ended July 30, 2005, interest income of A$3.6 million will be eliminated on consolidation.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(iii) AASB 3 “Business Combinations”

CML has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to A-IFRS.

Under the current accounting policy goodwill is amortized over the period in which the benefits are expected to arise.

Under AASB 3, goodwill is no longer amortized, but instead will be subject to impairment testing at each reporting date.

(iv) AASB 138 “Intangible Assets”

Under existing policy CML has recognized liquor licences on acquisition. Under A-IFRS whilst liquor licences meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance has been transferred to goodwill under transitional provisions contained in AASB 1.

Liquor licenses recognized since the date of transition will also be transferred to goodwill.

(v) AASB 116 “Property, Plant and Equipment” and AASB 140 “Investment Property”

Under CML’s current accounting policy freehold land and buildings and investment properties are measured at their fair value.

Under A-IFRS the Company has elected to measure freehold land and buildings at cost and investment properties at fair value.

CML has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result freehold property and the asset revaluation reserve will be reduced by A$34.9 million.

Other freehold properties will be recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1. Under A-IFRS, decrements below cost are recognized in the consolidated income statements. For the year ended July 30, 2005, an expense of A$12.7 million will be recognized.

Under CML’s current accounting policy fair value increments and decrements to the extent that they offset a previous increment in the same class of assets, are recorded in the asset revaluation reserve. Under A-IFRS, changes in the fair value of investment properties are recognized in the consolidated income statements on an asset-by-asset basis. For the year ended July 30, 2005, income of A$27.6 million will be recorded.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the Company’s own use. Accordingly, on transition A$48.2 million will be reclassified from investment property to freehold property.

(vi) AASB 112 “Income Taxes”

Under the current accounting policy deferred tax balances are determined using the income statement method. Items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes cannot be recognized directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the consolidated balance sheets and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognized directly in equity are also recognized directly in equity.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

The CML Group will be required to record additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the income statement approach. On transition, the CML Group will increase deferred income tax liabilities and reduce opening retained earnings by A$22.1 million in respect of these items. The tax impact on other items is disclosed separately in this note.

(vii) AASB 117 “Leases”

Under the current accounting policy lease payments on operating leases are expensed as they are incurred. Under AASB 117, where leases include fixed rental increases the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease when rental expense is required to be less than rental payments.

On transition to A-IFRS, the CML Group will recognize a liability of A$112.0 million, a future income tax benefit of A$33.6 million and opening retained earnings will be reduced by A$78.4 million. For the year ended July 30, 2005, a post-tax expense of $8.9 million will be recognized.

Under the current accounting policy lease incentives received from landlords at the inception of leases are deferred and amortized over the period of the lease up to the first market rent review. Under AASB 117 lease incentives will be amortized over the lease term. This will result in incentives being amortized over a longer period.

On transition to A-IFRS, the CML Group will recognize a liability of A$31.3 million, a future income tax benefit of A$9.4 million and opening retained earnings will be reduced by A$21.9 million. For the year ended July 30, 2005, a post-tax expense of $2.2 million will be recognized.

(vii) AASB 118 “Revenue”

Under the current accounting policy “lay by” transactions are recognized at the point of sale. Under AASB 118, lay by transactions are recognized at a later date when the customer satisfies all payment obligations and takes possession of the merchandise. On transition to A-IFRS, any outstanding lay by transactions will be derecognized. The net impact of this is to reduce retained earnings on transition by A$28.3 million. For the year ended July 30, 2005, the de-recognition of lay by transactions will reduce profit after tax by A$10.1 million.

Under the current accounting policy, sales are recognized net of sales returns, however, at the reporting date a provision for sales returns is not recorded. Under AASB 118, a provision for sales returns must be recognized. On transition to A-IFRS, the CML Group will recognize a provision for sales returns of A$10.8 million, a future income tax benefit of A$3.2 million and a reduction to opening retained earnings of A$7.6 million.

(viii) AASB 119 “Employee Benefits”

Under the current accounting policy an asset or liability is not recognized for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognized as an asset or liability in the consolidated balance sheets.

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to A-IFRS, the CML Group will recognize a defined benefit superannuation asset of A$9.5 million, a deferred income tax liability of A$2.9 million, and opening retained earnings will be increased by A$6.6 million.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

Under AASB 119, CML has elected to recognize actuarial gains and losses directly in retained earnings. Other components of superannuation costs will be recognized in the consolidated income statements.

Under the current accounting policy, liabilities for annual leave entitlements are accrued at nominal amounts and are not discounted. Under AASB 119, leave entitlements are discounted. On transition to A-IFRS, employee provisions will be reduced by A$9.4 million, the future income tax benefit will be reduced by A$2.8 million, and opening retained earnings will be increased by A$6.6 million.

(ix) AASB 136 “Impairment of Assets”

Under the current accounting policy, the cash generating unit, which determines the level at which asset impairment is assessed, is the brand. In addition an assessment is made of the carrying value of clearly redundant assets using discounted cash-flows. The CML Group’s interpretation of AASB 136 is that the cash generating unit (CGU), and the level at which impairment is assessed on store assets, is an individual store. Therefore impairment is assessed by comparing the carrying value of store assets to their recoverable amount.

On transition to A-IFRS, plant and equipment will be reduced by A$121.4 million, the future income tax benefit will be increased by A$37.2 million, and retained earnings will be reduced by A$84.2 million. For the year ended July 30, 2005, profit after tax is increased by A$81.0 million.

Intangible assets, including goodwill, which are not subject to amortization, will be tested for impairment annually based on a grouping of CGUs.

(x) AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139 “Financial Instruments: Recognition and Measurement”

CML will take advantage of the optional exemption available under AASB 1 to apply AASB 132 and AASB 139 from August 1, 2005. This allows CML to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

From August 1, 2005 CML will comply with AASB 139. Under AASB 139 derivative financial instruments will be recorded on the balance sheet and measured at fair value. Where hedge effectiveness tests are met, changes in fair value will be recognized directly in equity and recycled through the consolidated income statements when the underlying hedged item is recorded in the consolidated income statements. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognized directly in the consolidated income statements. The impact on retained earnings at August 1, 2005 has not yet been determined.

CML had on issue 7,000,000 ReCAPS that were treated as equity. On July 12, 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 are not applicable until August 1, 2005; accordingly, there is no impact on the treatment of the ReCAPS.

The above is intended to be indicative of significant adjustments to opening retained earnings. It should not be regarded as a complete list of changes that will result from the transition to A-IFRS nor is it inconceivable that numbers may change.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	CHANGE IN ACCOUNTING POLICY

Change in accounting policy for concession sales

During 2005, the CML Group changed its accounting policy with respect to concession sales. Under the previous policy the gross value of the transaction was recorded as Sales and the amount paid to the supplier was recorded as Cost of goods sold, resulting in the net amount retained by the CML Group being recorded as Gross profit. Under the revised accounting policy the net amount retained by the CML Group is recorded as Other operating income. The table below summarizes the reclassifications in the consolidated income statements resulting from this change in accounting policy.

		2005 A$m			2004 A$m			2003 A$m
		Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change	Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change	Unadjusted for accounting policy change	Impact of accounting policy change	Adjusted for accounting policy change
Sales
Food, Liquor & Fuel		24,814.3	(144.1)	24,670.2	21,191.6	(44.8)	21,146.8	16,587.5	(22.1)	16,565.4
Myer		3,095.8	(213.8)	2,882.0	3,030.7	(135.1)	2,895.6	2,965.0	(115.3)	2,849.7
Megamart		274.5	(5.6)	268.9	291.7	(2.9)	288.8	274.9	(1.7)	273.2
Officeworks		1,239.7	(3.4)	1,236.3	1,101.9	(1.8)	1,100.1	897.8	(1.7)	896.1
Kmart		4,025.7		4,025.7	3,799.1		3,799.1	3,644.5		3,644.5
Target		3,102.1		3,102.1	2,851.8		2,851.8	2,646.9		2,646.9

Total sales		36,552.1	(366.9)	36,185.2	32,266.8	(184.6)	32,082.2	27,016.6	(140.8)	26,875.8
Cost of goods sold		(27,587.6)	300.8	(27,286.8)	(24,059.5)	144.9	(23,914.6)	(19,618.6)	109.7	(19,508.9)

Gross profit		8,964.5	(66.1)	8,898.4	8,207.3	(39.7)	8,167.6	7,398.0	(31.1)	7,366.9

Other operating income		31.2	66.1	97.3	27.1	39.7	66.8	17.7	31.1	48.8
Revenue
Food, Liquor & Fuel		24,937.7	(120.6)	24,817.1	21,326.9	(35.8)	21,291.1	16,639.2	(17.6)	16,621.6
Myer		3,129.5	(173.6)	2,955.9	3,075.1	(106.1)	2,969.0	3,013.1	(89.8)	2,923.3
Megamart		279.6	(4.7)	274.9	296.3	(2.0)	294.3	278.3	(1.3)	277.0
Officeworks		1,243.5	(1.9)	1,241.6	1,107.6	(1.0)	1,106.6	896.7	(1.0)	895.8
Kmart		4,076.6		4,076.6	3,846.8		3,846.8	3,663.0		3,663.0
Target		3,144.4		3,144.4	2,882.0		2,882.0	2,661.8		2,661.8
Property & Unallocated		64.1		64.1	141.8		141.8	449.7		449.7

Segment revenue	27	36,875.4	(300.8)	36,574.6	32,676.5	(144.9)	32,531.6	27,601.9	(109.7)	27,492.2
Interest income	3	32.7		32.7	57.6		57.6	23.7		23.7

Group revenue	3	36,908.1	(300.8)	36,607.3	32,734.1	(144.9)	32,589.2	27,625.6	(109.7)	27,515.9

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	REVENUE

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Revenue from operating activities:
Sales	36,185.2	32,082.2	26,875.8
Other income	97.3	66.8	48.8
Cumulative effect of change in accounting policy for supplier promotional rebates			(76.5)
Proceeds from disposal of:
Property, plant and equipment	20.6	89.2	19.7
Sydney Central Plaza		9.9	372.8
Businesses and controlled entities		31.9

	20.6	131.0	392.5

Other revenue from non-operating activities:
Interest income*	32.7	57.6	23.7
Rental income	27.2	25.9	30.8
Other income	244.3	225.7	220.8

	304.2	309.2	275.3

Total revenue	36,607.3	32,589.2	27,515.9

*	Includes interest from the Coles Myer Employee Share Plan Trust of A$3.6 million (2004 A$38.0 million, 2003 A$3.7 million).

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	OPERATING PROFIT

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Profit from ordinary activities before income tax expense includes the following net gains and expenses:
Gains/(losses):
Net gain/(loss) on disposal of
Freehold property	2.6	7.8	1.4
Plant and equipment	(50.4)	(45.0)	(31.2)
Sydney Central Plaza		12.0	5.5
Businesses and controlled entities	0.3	9.7

	(47.5)	(15.5)	(24.3)

Expenses:
Borrowing costs
Other persons	70.1	68.3	86.2
Other costs of finance	3.9	2.8	0.7

	74.0	71.1	86.9

Depreciation
Freehold buildings	0.4	0.7	0.7
Leasehold improvements	53.8	52.1	49.4
Plant and equipment	447.3	438.1	418.2

	501.5	490.9	468.3

Amortization
Co-branded operating rights	5.1	3.5
Goodwill	18.4	19.2	16.2
Computer software	30.8	20.1	25.3
Stamp duty	2.9	3.0	2.8

	57.2	45.8	44.3

Write-down of non-current assets to recoverable amounts
Property, plant and equipment	42.0	45.9	12.8
Goodwill		5.7

	42.0	51.6	12.8

Bad and doubtful debt	6.2	4.7	3.8

5. SIGNIFICANT ITEMS

Profit from ordinary activities includes the following items, whose disclosure is relevant in explaining the financial performance of the CML Group. All amounts stated are before income tax.

Megamart divestment costs

Write-down of non-current assets and inventory to recoverable amount, and provision for surplus leased space.	81.5

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX EXPENSE

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
The Australian statutory tax on profit is reconciled to the income tax expense as follows:
Profit before income tax	882.5	866.2	608.8

Statutory rate of taxation	30%	30%	30%
Tax calculated at the statutory rate on profit before income tax (from)/to which is (deducted)/added the tax effect of:	264.8	259.9	182.6
Non-deductible depreciation and amortization	2.9	6.4	2.5
Realization of unrecognized timing differences	(3.1)	(5.5)	(5.5)
Investment property tax depreciation			(2.1)
Lease termination payments	1.1	4.3
(Over)/under provision from prior year	(4.8)	(6.6)	2.0
Non-allowable goodwill amortization and write off	2.5	2.6	2.6
(Profit)/loss on property sales not subject to tax		(5.9)	0.6
Other items not subject to tax	(2.3)	(2.7)	(0.6)
Other assessable income	2.9
Other non-deductible expenditure	3.2	6.5	6.6
Difference between accounting and tax profits from partnerships and trusts	(0.8)	(0.9)	(1.0)

Income tax expense	266.4	258.1	187.7

The components of income tax expense are:
Income tax expense credited to current tax provision	365.5	436.2	199.3
The net tax effect of temporary differences:
Fixed assets and software temporary differences	(73.2)	(58.0)	(26.7)
Co-branded operating rights	(1.1)	28.1
Employee entitlements	(4.3)	(3.9)	(12.7)
Prepayments	4.2	(0.9)	(0.4)
Provisions	(5.9)	(35.2)	(4.4)
Income received in advance	0.3	0.9	(1.6)
Income received from partnerships			(1.6)
Foreign exchange translation, hedge and other finance costs	0.3	(13.6)	33.0
Inventory valuation	(17.7)	(65.6)	(24.4)
Other	(1.7)	(29.9)	27.2

Income tax expense	266.4	258.1	187.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	INCOME TAX EXPENSE (continued)

The significant temporary differences which give rise to deferred tax assets and liabilities are as follows:

	July 31, 2005		July 25, 2004
	Deferred income tax liabilities A$M	Future income tax benefits A$M	Deferred income tax liabilities A$M	Future income tax benefits A$M
Fixed assets and software depreciation		46.4	(32.8)	6.0
Foreign exchange translation, hedge and other finance costs	(4.8)		(4.9)
Employee entitlements		169.1		164.8
Prepayments	(20.0)		(15.9)
Income received in advance	(7.1)		(6.7)
Inventory valuation		85.2		67.5
Provisions and accruals	(20.1)	56.8	(20.0)	50.7
Lease incentives		13.8		13.7
Co-branded operating rights	(27.1)		(28.1)

	(79.1)	371.3	(108.4)	302.7

Included in:
Provisions (non-current)	(79.1)		(108.4)
Other assets (non-current)*		371.3		302.7

	(79.1)	371.3	(108.4)	302.7

*	Potential future income tax benefits of A$7.1 million (2004 A$7.1 million, 2003 A$7.1 million) attributable to tax losses of A$23.8 million (2004 A$23.8 million, 2003 A$23.8 million) have not been recognized as realization of the losses is not virtually certain under Australian GAAP. Under U.S. GAAP, these tax losses would not be recognized, as realization of the losses is not probable.

These financial statements have been prepared on the basis that the CML Group implemented the tax consolidation legislation as of July 29, 2002. The Commissioner of Taxation has been notified of this decision and a tax sharing and a tax funding agreement between members of the tax-consolidated group are in place. As a consequence of implementing the consolidation legislation, CML, as the head Company in the tax-consolidated group, recognizes current and deferred tax amounts relating to transactions, events and balances in the tax consolidated group as if those transactions, events and balances were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under an accounting tax sharing arrangement with the tax-consolidated subsidiaries are recognized separately as inter-company tax-related amounts receivable or payable. Expenses and revenues arising under the tax allocation arrangement are recognized as a component of income tax expense or revenue.

In the opinion of the directors, the tax sharing agreement is a valid agreement under the tax consolidation legislation and limits the joint and several liabilities of the entities in the tax consolidated group.

The financial effect of the tax consolidation legislation has been recognized in these financial statements, with no material impact on the consolidated income statements or balance sheets.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	DIVIDENDS

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Ordinary shares:
Final dividend for the year ended July 25, 2004 of 15.0 cents (2003 12.5 cents, 2002 12.0 cents) paid per share November 8, 2004. Fully franked at 30% tax rate (2003 30%).	184.6	151.6	142.1
Interim ordinary dividend for the year ended July 31, 2005 of 16.25 cents (2004 14.0 cents, 2003 13.5 cents) per share paid on May 9, 2005. Fully franked at 30% tax rate (2004 30%, 2003 30%).	201.5	170.3	160.6
Non-redeemable reset convertible preference shares (ReCAPS):
Dividend of A$3.2589 (2004 A3.2589, 2003 A3.2589) per share paid on November 30, 2004. Fully franked at 30% tax rate (2004 30%, 2003 30%).	22.8	22.8	22.8
Dividend of A$3.2411 (2004 A$3.2589, 2003 A$3.2411) per share paid May 31, 2004. Fully franked at 30% tax rate (2004 30% 2003 30%).	22.7	22.8	22.7
Final dividend of A$0.7479 per share paid July 12, 2005. Fully franked at 30% tax rate.	5.2

Total dividends	436.8	367.5	348.2

Dividends not recognized at year end:
In addition to the above dividends, since year-end the directors have declared a final dividend of 17.0 cents per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on November 14, 2005 out of retained profits at July 31, 2005, but not recognized as a liability at year-end.	210.3	206.6	151.6

The final dividends declared after July 31, 2005 will be fully franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending July 30, 2006.

Dividend franking account:
This amount represents the balance of the dividend franking account after allowing for current tax paid and provided for, dividend provisions, dividend payments and franking credits the CML Group is prevented from distributing, based on a tax rate of 30% (2004 30%).	411.8	412.9	141.4

During 2003, franking credits of A$118.2 million were transferred from wholly owned entities to the parent entity at the time these entities entered the tax-consolidated group.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	RECEIVABLES (CURRENT)

	July 31, 2005 A$M	July 25, 2004 A$M
Trade debtors	440.1	390.9
Allowance for doubtful accounts	(12.6)	(9.5)

	427.5	381.4

Other debtors	35.2	32.3
Allowance for doubtful debts	(1.2)	(1.4)

	34.0	30.9

Short-term deposits	216.0	234.4

	677.5	646.7

Short-term deposits are due for maturity within one month and pay interest at 6.94% (2004 5.90%)

9.	OTHER ASSETS (CURRENT)

Prepayments	21.0	41.1

10.	RECEIVABLES (NON-CURRENT)

Loan to employee share plan – Note 25	16.0	29.7
Term deposits and advances	16.9	18.1
Loans to associated unit trust and partnership	0.7	2.6

	33.6	50.4

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	INVESTMENTS

	July 31, 2005 A$M	July 25, 2004 A$M
Interests in bonds (market value 2005 A$11.0 million, 2004 A$9.1 million)*	11.0	9.1
Unlisted securities, at cost**	19.3	19.3

	30.3	28.4

Other:
Interest in shopping center unit trusts, At fair value ***	112.6	82.5
Interest in partnerships	2.0	2.0

	114.6	84.5

	144.9	112.9

*	Bonds have maturity dates extending to May 2009

**	The CML Group has a 2% interest in GlobalNetXchange Ltd. (GNX). GNX is an international retail alliance, which offers hosted software solutions for retail applications.

***	Fair value represents the estimated market selling price of the underlying property less any estimated selling costs. Capital gains tax has not been taken into account in determining the revalued amount.

Interest in associated trusts and partnerships:

	Investment		Interest
	July 31, 2005 A$M	July 25, 2004 A$M	July 31, 2005%	July 25, 2004%
Unit trusts
CMS General Trust (1)
- Property ownership	112.6	82.5	50	50

	112.6	82.5

Partnership
Fly Buys Partnership (2)
- Loyalty program	2.0	2.0	50	50

	2.0	2.0

Proprietary Company
Quids Technology Pty Ltd (1)
- Software development	—	—	50	50

	—	—

(1)	Balance date is June 30

(2)	Balance date is December 31

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	PROPERTY, PLANT AND EQUIPMENT

	July 31, 2005 A$M	July 25, 2004 A$M
Freehold properties
Land
At fair value	354.9	213.7
Buildings
At fair value	39.1	35.9
Less: Accumulated depreciation	(9.5)	(9.1)

	29.6	26.8

Total freehold properties	384.5	240.5

Leasehold improvements
At cost	745.2	705.3
Less: Accumulated depreciation	(379.0)	(333.5)

Total leasehold improvements	366.2	371.8

Investment properties
At fair value	145.4	77.5

Total properties	896.1	689.8

Plant and equipment
At cost	5,849.4	5,667.7
Less: Accumulated depreciation	(3,550.1)	(3,326.7)

Total plant and equipment	2,299.3	2,341.0

Computer software
At cost	268.1	160.2
Less: Accumulated depreciation	(115.8)	(85.5)

Total computer software	152.3	74.7

Capital work in progress, at cost	509.3	290.2

Total property, plant and equipment	3,857.0	3,395.7

The basis of valuation of freehold and investment properties is fair value, being the amounts for which the assets could be exchanged between willing parties in an arm’s length transaction. The latest assessments of fair value as at July 31, 2005 are primarily based on independent assessments.

Freehold and investment properties are recorded at current estimated market valuations (assuming continuation of the properties’ existing or intended use), as permitted by Australian GAAP. The effect of this variation from U.S. GAAP is shown in Note 32.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	PROPERTY, PLANT AND EQUIPMENT (continued)

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:

	Freehold properties:		Leasehold improvements	Investment properties	Plant and equipment	Computer software	Capital work in progress	Total
CML Group 2005 A$ million	Land	Buildings
Carrying amount at the start of the year	213.7	26.8	371.8	77.5	2,341.0	74.7	290.2	3,395.7
Additions	59.7	1.8	44.7	69.0	389.5	67.8	377.7	1,010.2
Disposals	(3.9)	(1.1)	(4.2)		(58.2)	(0.5)	(0.2)	(68.1)
Acquisitions of entities or operations	58.4				7.8			66.2
Fair value increments/(decrements)	12.7			14.6				27.3
Write-down to recoverable amounts			(2.9)		(36.7)	(2.4)		(42.0)
Depreciation expense		(0.4)	(53.8)		(447.3)	(30.8)		(532.3)
Transfers (to)/from another class	14.3	2.5	10.6	(15.7)	103.2	43.5	(158.4)

Carrying amount at the end of the year	354.9	29.6	366.2	145.4	2,299.3	152.3	509.3	3,857.0

13.	INTANGIBLES

	July 31, 2005 A$M	July 25, 2004 A$M
Goodwill, at cost	468.4	468.8
Accumulated amortization	(350.2)	(332.3)

	118.2	136.5

Licenses, at cost	407.8	358.6
Accumulated amortization	(26.7)	(27.4)

	381.1	331.2

Co-branded operating rights, at cost	103.7	103.7
Accumulated amortization	(8.6)	(3.5)

	95.1	100.2

Brand names, at cost	22.6	22.6

	617.0	590.5

14.	OTHER ASSETS (NON-CURRENT)

Future income tax benefits	371.3	302.7
Other	34.2	30.0

	405.5	332.7

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	ACCOUNTS PAYABLE

	July 31, 2005 A$M	July 25, 2004 A$M
Trade creditors	2,020.9	2,067.8
Other creditors and accruals	980.5	740.8

	3,001.4	2,808.6

16.	BORROWINGS (CURRENT)

Bank overdraft	—	7.1
Other loans	216.0	254.4

	216.0	261.5

Other loans are predominantly due for repayment within one month of balance date with an interest rate of 7.29% (2004 6.38%). Refer Note 19 for details of the Company’s Negative Pledge.

17.	TAX LIABILITIES (CURRENT)

Provision for income tax	125.2	161.6

18.	PROVISIONS (CURRENT)

Employee entitlements	481.2	477.1
Self-insured risks	46.3	44.0
Workers’ compensation	59.3	48.7
Surplus leased space	20.6
New Zealand onerous contracts		0.6

	607.4	570.4

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

CML Group – 2005 A$ million	Self-insured risks	Workers’ compensation	Surplus leased space	New Zealand onerous contracts	Total
Carrying amount at the start of the year	44.0	48.7		0.6	93.3
Additional provisions recognized	19.8	99.6	20.6		140.0
Payments/utilized	(11.2)	(68.2)		(0.6)	(80.0)
Provision no longer required due to re-measurement	(6.3)	(12.5)			(18.8)
Transfer between current & non-current		(8.3)			(8.3)

Carrying amount at the end of the year	46.3	59.3	20.6		126.2

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.	LONG-TERM DEBT

	July 31, 2005 A$M	July 25, 2004 A$M
5.7% Commercial paper supported by a committed facility, net of unamortized discount A$100,000 (2004 A$NIL) due in 2005*	79.9
6.1% bonds and notes issued under domestic and international facilities due in 2012	400.0	330.0
0.5% - 3.9% unsecured international bonds and notes due 2005 – 2006	296.7	320.6
6.0% - 6.1% Bank loans due to 2008 - 2010	350.0

	1,126.6	650.6
Net value of currency swaps supporting foreign currency facilities	86.7	62.8

	1,213.3	713.4

*	These liabilities are part of long-term committed facilities under which floating rate funding is made available, and under which the Company has the right to draw or repay amounts at short-term intervals at its discretion.

At balance date, all foreign currency borrowings were fully hedged. The CML Group’s borrowing structure is flexible and consistent, based on the acceptance by lenders of the Standard Coles Myer Negative Pledge (“the Negative Pledge”) and Common Provisions Deed Poll (“CPDP”). The Negative Pledge is in the process of being replaced by a Common Provisions Deed Poll that reflects current market practice for credit support. A controlled entity has issued a floating charge over assets, capped at A$80.0 million, as security for payment obligations to a trade creditor.

In addition, an undertaking is given not to provide security over CML Group assets to parties to the Negative Pledge or parties with the benefit of the CPDP, without providing security to all parties to the Negative Pledge, or CPDP, as appropriate. The CML Group has been in compliance with its financial covenants contained within the Negative Pledge and CPDP during the financial year.

	July 31, 2005 A$M	July 25, 2004 A$M
Liabilities covered by the above mature as follows:
2005/2006		292.7
2006/2007	86.6	167.9
2007/2008	150.0	50.0
2008/2009	90.0	90.0
2009/2010	400.0	50.0
2011/2012	400.0

	1,126.6	650.6

Long-term foreign currency loans included above consist of:
United States dollars	26.4	27.9
Japanese yen	270.3	292.7

	296.7	320.6

Unused firmly committed long-term financing facilities of A$430.0 million (2004 A$530.0 million) were available at year-end. All borrowings are generally subject to, or consistent with, terms and conditions of the Standard Coles Myer Negative pledge.

To limit its exposure to movements in foreign exchange rates the CML Group has entered into agreements to exchange Australian dollars and foreign currencies, predominantly the exchange of Australian dollars for United States dollars. At year end the total face value of contracts entered into was A$938.5 million (2004 A$633.8 million). Of these, A$383.4 million (2004 A$383.4 million) related to the principal exchanges under currency swaps for terms of up to 5 years, and A$555.1 million (2004 A$250.4 million) related to foreign currency contracts for terms of up to 14 months.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	PROVISIONS (NON-CURRENT)

	July 31, 2005 A$M	July 25, 2004 A$M
Employee entitlements	84.5	74.6
Workers’ compensation	209.6	201.3
Deferred income tax	79.1	108.4
Surplus leased space	23.8
New Zealand onerous contracts		6.0

	397.0	390.3

Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements and deferred income tax, are set out below:

CML Group – 2005 A$ million	Workers’ compensation	Surplus leased space	New Zealand onerous contracts	Total
Carrying amount at the start of the year	201.3		6.0	207.3
Provisions recognized		23.8		23.8
Provision utilized			(2.5)	(2.5)
Provision no longer required			(3.5)	(3.5)
Transfer between current & non-current	8.3			8.3

Carrying amount at the end of the year	209.6	23.8		233.4

21.	SHARE CAPITAL

	July 31, 2005 A$M	July 25, 2004 A$M
Issued and paid up
Ordinary fully paid – 1,237,160,686 shares (2004 1,225,410,546)	2,083.6	1,626.1
Ordinary partly paid – 74,000 shares paid to A$0.01 (2004 114,000)	—	—
ReCAPS fully paid – NIL shares (2004 7,000,000)		680.6

	2,083.6	2,306.7

Changes in issued share capital during the year were:

•	the issue of NIL (2004 7,937,954) ordinary shares under the Dividend Reinvestment Plan for A$NIL (2004 A$59.3 million);

•	the conversion of 40,000 (2004 10,000) partly paid ordinary shares to fully paid ordinary shares, for A$0.1 million (2004 A$NIL);

•	the issue of 15,082,345 (2004 5,038,675) ordinary shares, for A$107.9 million (2004 A$37.1 million) upon the exercise of options;

•	the conversion of 79,282,822 (2004 NIL) ReCAPS to fully paid ordinary shares for A$680.6 million (2004 A$NIL);

•	the off-market buy-back of 70,433,916 (2004 NIL) fully paid ordinary shares for A$215.7 million (2004 A$NIL); and

•	the on-market buy-back of 12,221,111 (2004 NIL) fully paid ordinary shares for A$115.4 million (2004 A$NIL).

Ordinary class shares

Ordinary shares entitle the holder to participate in the dividends of the Company and the proceeds on winding up of the Company, subject to entitlements of the non-redeemable reset convertible preference shares. Fully paid ordinary class shares entitle the holder to one vote, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders). At July 31, 2005, there were 74,000 (2004 114,000) partly paid shares on issue, of which a further A$1.99 per share is uncalled.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21.	SHARE CAPITAL (continued)

Dividend reinvestment plan

The Company has a dividend reinvestment plan under which holders of ordinary shares have previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The plan has been suspended. All future dividends will be paid in cash.

Share buy-back

On May 27, 2005 the Company purchased and cancelled 70,433,916 CML fully paid ordinary shares under an off-market buy-back. The shares were acquired at A$8.30 per share. Including transaction costs of A$4.4 million, the total cost of the off-market buy-back was A$589.0 million.

As announced in the CML Share Buy-Back offer document on March 17, 2005, all of the Buy-Back Price above A$3.00 per ordinary CML share acquired off-market has been treated for taxation purposes as a fully franked dividend. Accordingly, retained earnings have been reduced A$373.3 million and contributed equity has been reduced by A$215.7 million. In addition, the Company’s dividend franking account has been reduced by A$174.1 million as a result of the off-market buy-back.

On May 23, 2005 the Company announced its intention to buy back up to 15 million CML fully paid ordinary shares on-market. Between June 7, 2005 and July 25, 2005 the Company purchased and cancelled 12,221,111 CML fully paid ordinary shares at prices between A$9.18 and A$9.63 per share. Contributed equity was reduced by the total cost of A$115.4 million.

In total, 82,655,027 shares were purchased and cancelled during the year. This represents 6.7% of fully paid ordinary shares outstanding at the start of the year.

Non-redeemable reset convertible preference shares (ReCAPS)

On December 18, 2000 the Company allotted 7,000,000 ReCAPS with an issue price of A$100 per share. On July 12, 2005 at the option of the Company, all ReCAPS were converted to ordinary shares. An additional 79,282,822 fully paid ordinary shares were allotted under the terms of the ReCAPS. Shareholders received a preferential, non-cumulative dividend of at least 6.5% per annum until the time of conversion. ReCAPS dividends were paid in priority to any dividends declared on ordinary shares. ReCAPS shareholders were not entitled to vote at any general meetings, except in the following circumstances:

a)	on a proposal:

i.	to reduce the share capital of the Company;

ii.	that affected rights attached to the ReCAPS;

iii.	to wind up the Company;

iv.	for the disposal of the whole of the property, business and undertakings of the Company;

b)	on a resolution to approve the terms of a buy-back agreement;

c)	during a period in which a dividend or part of a dividend on the ReCAPS was in arrears;

d)	during the winding up of the Company.

In the event of the winding up of the Company, ReCAPS would have ranked ahead of the ordinary shares. Under U.S. GAAP, ReCAPS have been reclassified from equity to debt. The impact of this is described in Note 32.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.	EARNINGS PER SHARE

	July 31, 2005	July 25, 2004
Basic earnings per share (A$)	0.46	0.46
Diluted earnings per share (A$)	0.47	0.47
Weighted average number of shares (‘000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,225,620	1,216,260
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,314,098	1,304,470
Reconciliation of earnings used in calculating earnings per share (A$’000)
Basic earnings per share:
Net profit	616,122	608,117
Dividends on reset convertible preference shares	(50,700)	(45,600)

Earnings used in calculating basic earnings per share	565,422	562,517

Diluted earnings per share:
Net profit	616,122	608,117

Earnings used in calculating diluted earnings per share	616,122	608,117

23.	AUDITOR’S REMUNERATION

	July 31, 2005 A$000	July 25, 2004 A$000
Amounts received or due and receivable by auditors for:
Audit	6,338	5,849

Other assurance services
IFRS accounting services	1,184
Acquisitions/divestments		118
Sales certificates under leases	452	422
Advice on accounting standards	251	385
Related party transaction review		30
U.S. regulatory assistance	1,064	438
Other		149

	2,951	1,542
Taxation advice	91	199

Total PricewaterhouseCoopers	9,380	7,590

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	RETIREMENT BENEFITS

The CML Group sponsors several retirement plans covering a substantial proportion of permanent employees, including both defined benefit and defined contribution plans. The CML Group’s contribution to retirement plans for all Company sponsored plans as recognized in these consolidated financial statements under Australian GAAP was A$69.6 million in 2005, A$63.9 million in 2004 and A$61.2 million in 2003.

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

Prior to the transfer to the CMSP the accrued pension liability was calculated based on the status of the aggregated plans held in the CMSF. For the first time in 2004, the accrued pension liability has been calculated based on the status of the defined benefit portion of the CMSP only. There was no material adjustment required as a result of this change. Disclosures for 2003 have been restated to ensure comparability with the 2004 and 2005 disclosures.

The effect of the differences in accounting for retirement benefits under Australian GAAP and U.S. GAAP is reflected in Note 32.

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

Retirement benefit expense, actuarial assumptions, and the funded status of the defined benefit plans under Statement of Financial Accounting Standards No. 87 (SFAS 87) are as follows:

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Net periodic retirement benefit expense (Note a):
Service cost	17.2	19.4	23.0
Interest cost on projected benefit obligation	25.6	25.1	30.8
Expected return on assets	(30.8)	(28.8)	(37.8)
Net amortization and deferral	(2.1)		0.2
Curtailment gain	(11.1)

	(1.2)	15.7	16.2

Discount rate	5.50%	5.25%	6.00%
Rate of increase in compensation levels	4.25%	4.00%	4.50%
Expected long-term rate of return on assets	6.50%	6.50%	7.00%

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24.	RETIREMENT BENEFITS (continued)

	July 31, 2005 A$M	July 25, 2004 A$M
Projected benefit obligation, beginning of year	498.0	568.3
Service cost	17.2	19.4
Interest cost	25.6	25.1
Contributions by plan participants	11.4	9.3
Actuarial losses/(profits)	31.6	(53.2)
Benefits paid	(75.7)	(70.9)
Net transfer in /(out)	0.1
Curtailment	(2.9)

Projected benefit obligation, end of year	505.3	498.0

Funded status of plans:
Plan assets at fair value, beginning of year	496.0	484.5
Actual return on plan assets	65.0	74.6
Contributions (employer and employee)	31.6	27.5
Benefits and expenses paid	(75.7)	(70.9)
Adjustment to assets at beginning of year	0.1	(19.7)

Plan assets at fair value, end of year (Note b)	517.0	496.0
Projected benefit obligation	(505.3)	(498.0)

Projected benefit/(shortfall) obligation less than plan assets	11.7	(2.0)
Unrecognized net loss/(gain) from past experience different from that assumed (Note c)	(57.7)	(65.5)

Accrued pension cost (Note d)	(46.0)	(67.5)

Notes:

a)	As discussed above, the net periodic retirement benefit expense and accrued pension cost have not been recognized in these consolidated financial statements, which have been prepared under Australian GAAP and which record the expense for the year as the CML Group’s contributions payable to the plans. The amount of the contributions payable is determined by the terms of the respective trust deeds. The effect on the CML Group’s reported financial position and results of operations is reflected in Note 32.

b)	Plan assets include fully paid ordinary shares in the Company of A$1.6 million (2004 A$NIL).

c)	These are gains or losses in the plans that are deferred and recognized over future periods under U.S. GAAP. They represent the cumulative gain from changes in the value of either plan assets or the projected benefit obligation resulting from actual experience being different from that assumed when performing SFAS 87 calculations.

d)	Accrued pension cost has been recorded in other non-current liabilities for the purposes of the U.S. GAAP reconciliation – refer Note 32.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	EMPLOYEE SHARES, OPTIONS AND PERFORMANCE SHARES

Coles Myer Employee Share Plan

CML has established a general employee share plan, the Coles Myer Employee Share Plan (the Plan), and the Coles Myer Employee Share Plan Trust (the Trust). The Trust acquired CML fully paid ordinary shares (shares) and then invited eligible employees to purchase them. At CML’s discretion employees who had worked continuously for the CML Group for 12 months full-time, 12 months part-time, or 24 months casually, were eligible to purchase shares on the following bases:

•	Shares were purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust;

•	Employees pay for the shares by applying dividends on the shares and making voluntary payments;

•	No interest is charged on the outstanding purchase price;

•	Employees who left the CML Group within three years of acquiring shares under the Plan forfeited their shareholding; and

•	A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee depended on the employee’s position and performance within the CML Group. At balance date, the following shares were on issue:

Issue date	Type	Price A$	No. of shares offered per employee	No. of employees		Total shares on issue
				2005	2004	2005	2004
May 6, 1994	G	4.93	200 to 2,500	14,701	16,321	8,984,200	10,086,800
June 15, 1995	P	4.78	50 to 2,000	1,320	1,463	266,125	305,150
January 12, 1996	P	4.54	50 to 2,500	1,472	1,656	311,310	355,420
August 14, 1996	P	4.61	100 to 1,100	725	818	263,795	296,215

						9,825,430	11,043,585

G = General issue

P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust

During 2004 the trustees restructured the Trust. The trustees disposed of 11 million CML shares. The Trust used the proceeds to repay part of the loan from CML that related to the sold shares and to pay accrued loan interest of A$35.3 million.

At balance date the Trust held no shares (2004 1,765,071) and a loan of A$16.0 million (2004 A$29.7 million) was receivable from the Trust (refer Note 10). The exercise of all other options will be satisfied by the issue of new shares by CML.

The market value of CML ordinary shares at balance date was A$9.43.

Coles Myer Executive Share Option Plans

CML established Executive Share Option Plans, under which options over un-issued shares, and over issued shares held by the Trust, may be issued to executives at CML’s discretion. Options are issued for A$NIL consideration. Each option is over one share. Options have no voting rights until exercised. The holders of options are entitled to participate in bonus share issues. Where options are over issued shares held by the Trust, the Trust’s consent is required to make the necessary shares available.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	EMPLOYEE SHARES, OPTIONS AND PERFORMANCE SHARES (continued)

Details of options granted under the Coles Myer Executive Share Option Plans to July 31 2005 are:

Date of grant	Expiry date	Exercise price A$	Hurdle conditions (page 137)	Number at July 25 2004	Number issued during period	Number exercised during period	Number lapsed during period	Number at July 31 2005	Number vested at July 31 2005
Dec 98	Oct 05	4.50	1	44,000	—	22,000	—	22,000	22,000
Dec 98	Oct 06	4.50	1	66,000	—	44,000	—	22,000	22,000
Dec 98	Oct 07	4.50	1	85,000	—	62,000	—	23,000	23,000
Apr 00	Jun 07	6.46	2	2,730,000	—	—	2,730,000	—	—
Aug 01	**	6.21	NIL	1,500,000	—	500,000	—	1,000,000	500,000
Sep 01	**	6.28	NIL	1,500,000	—	900,000	—	600,000	—
Sep 01	**	6.33	3	2,500,000	—	1,000,000	—	1,500,000	500,000
Oct 01	Apr 07	4.50	NIL	66,000	—	66,000	—	—	—
Oct 01	Apr 08	4.50	NIL	66,000	—	66,000	—	—	—
Oct 01	Apr 09	4.50	NIL	68,000	—	68,000	—	—	—
Feb 02	Nov 06*	7.66	3	915,000	—	102,000	—	813,000	447,000
Mar 02	Nov 06*	7.66	3	15,428,996	—	5,946,150	944,489	8,538,357	3,311,400
May 02	Nov 07*	6.44	3	2,500,000	—	1,000,000	—	1,500,000	—
Jun 02	Nov 06*	8.32	3	430,000	—	258,000	—	172,000	—
Jun 02	Nov 06*	7.66	NIL	10,730,619	—	3,231,959	453,374	7,045,286	3,159,250
Jul 02	May 07*	8.26	3	400,000	—	80,000	—	320,000	160,000
Jul 02	May 07*	8.26	NIL	258,000	—	76,455	13,545	168,000	72,000
Sep 02	Nov 07*	5.88	3	860,000	—	344,000	—	516,000	—
Dec 02	Nov 07*	6.59	3	440,000	—	80,000	143,288	216,712	56,000
Dec 02	Nov 07*	5.88	3	860,000	—	344,000	—	516,000	—
Dec 02	Nov 07*	6.59	NIL	90,000	—	24,000	—	66,000	12,000
Feb 03	Nov 07*	6.59	3	470,000	—	188,000	—	282,000	—
Feb 03	Nov 07*	6.59	NIL	90,000	—	37,332	14,668	38,000	2,000
May 03	May 08*	6.42	3	1,290,000	—	322,882	346,644	620,474	150,000
May 03	May 08*	6.42	NIL	120,000	—	4,340	10,660	105,000	42,000
Jun 03	May 08*	6.42	3	720,000	—	210,000	—	510,000	78,000
Jun 03	May 08*	6.42	NIL	275,392	—	74,602	56,790	144,000	36,000
Aug 03	Nov 08*	7.28	3	2,500,000	—	—	1,786,301	713,699	—
Aug 03	Nov 08*	7.28	4	500,000	—	—	357,260	142,740	—
Oct 03	Nov 08*	7.26	3	1,483,000	—	—	469,586	1,013,414	—
Oct 03	Nov 08*	7.26	NIL	390,000	—	3,558	86,442	300,000	—
Nov 03	**	7.53	7	1,500,000	—	—	—	1,500,000	—
Dec 03	Nov 08*	7.12	3	430,000	—	—	—	430,000	—
Jan 04	Nov 08*	7.26	3	1,100,000	—	14,000	239,203	846,797	—
Jan 04	Nov 08*	7.26	NIL	420,000	—	12,808	137,192	270,000	—
Apr 04	May 09*	7.43	3	440,000	—	—	—	440,000	—
Apr 04	May 09*	7.43	NIL	120,000	—	—	—	120,000	—
Jul 04	May 09*	7.43	3	770,000	—	—	197,466	572,534	—
Jul 04	May 09*	7.43	NIL	180,000	—	259	29,741	150,000	—
Jul 04	Nov 09*	8.43	3	210,000	—	—	—	210,000	—
Oct 04	Nov 09	8.92	3	—	1,050,000	—	—	1,050,000	—
Oct 04	Nov 09	8.94	NIL	—	120,000	—	—	120,000	—
Mar 05	Nov 09	8.94	3	—	1,250,000	—	—	1,250,000	—
Mar 05	Nov 09	8.94	NIL	—	510,000	—	—	510,000	—

Total				54,546,007	2,930,000	15,082,345	8,016,649	34,377,013	8,592,650

*	See legend on page 137

**	See legend on page 137

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	EMPLOYEE SHARES, OPTIONS AND PERFORMANCE SHARES (continued)

At July 31, 2005, 4,600,000 options were outstanding that expire upon cessation of employment. Of the remaining options outstanding the weighted average remaining life was 2 years 4 months.

At July 25, 2004, there were 12,837,437 vested options. During 2004, 10,243,000 options were issued with exercise prices between A$7.12 and A$8.43 (weighted average A$7.35), 5,560,675 options were exercised with prices between A$4.50 and A$8.26 (weighted average A$7.24), and 4,457,318 options lapsed with exercise prices between A$4.50 and A$8.25 (weighted average A$7.35).

Options exercised during the financial year and the number of shares provided to executives on the exercise of options:

Exercise date+	Fair value of shares at issue date+ (AUD)	2005 Number	2004 Number
September 2003	$7.74		500,000
October 2003	$7.69		22,000
December 2003	$7.53		7,582
March 2004	$8.10		340,940
April 2004	$8.33		159,800
May 2004	$8.41		137,600
June 2004	$8.46		97,746
July 2004	$8.70		4,295,007
August 2004	$8.77	169,200
September 2004	$9.37	1,456,860
October 2004	$9.26	4,919,538
November 2004	$9.84	3,020,968
December 2004	$9.75	2,056,349
January 2005	$9.68	912,267
February 2005	$9.47	83,444
March 2005	$9.71	1,408,689
April 2005	$9.28	247,473
May 2005	$8.98	80,820
June 2005	$9.46	219,452
July 2005	$9.47	507,285

Total		15,082,345	5,560,675

Aggregate proceeds received by CML from employees on the exercise of options over unissued shares was A$107,893,543 (2004 A$37,060,328), and the fair value of those shares at issue date were A$143,682,286 (2004 A$43,438,748)

Aggregate proceeds received by the Trust from employees on the exercise of options over issued shares was A$NIL (2004 A$3,204,000), and the fair value of those shares at issue date was A$NIL (2004 A$4,039,180).

Coles Myer Senior Executive Performance Share Plan

CML has established a Senior Executive Performance Share Plan. A performance share is a right to acquire an ordinary share in CML for no consideration. Performance shares are issued for A$NIL consideration. Performance shares have no voting rights until vested. The holders of performance shares are entitled to participate in bonus share issues.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	EMPLOYEE SHARES, OPTIONS AND PERFORMANCE SHARES (continued)

Details of performance shares granted under the Senior Executive Performance Share Plan to July 31, 2005 are:

Date of grant	Expiry date	Exercise price A$	Hurdle conditions (below)	Number at July 25 2004	Number issued during period	Number exercised during period	Number lapsed during period	Number at July 31 2005	Number vested at July 31 2005
Jan 05	Sept 07	NIL	6	—	819,000	—	—	819,000	—
Jun 05	Sept 07	NIL	6	—	597,925	—	—	597,925	—

Total				—	1,416,925	—	—	1,416,925	—

Legend:

*	Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the CML Group.

**	Cessation of employment + 1 year.

+	Exercise dates are grouped by month, and the fair value of the shares at issue date is based on the weighted average of fair values on each issue date for that month.

The performance hurdle conditions attaching to each tranche of options are as follows:

1	Net profit for the CML Group must exceed specified targets set for any one of the financial years ending July 2000, 2001 and 2002; or

Total shareholder return (TSR) over any one of the periods October 16 1998 to October 15 2000, October 15 2001 or October 15 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange (ASX).

The profit hurdle was met for the financial year ended July 2000 and thus all options are exercisable.

2	TSR over any one of the periods March 1, 2000 to February 28, 2003, February 29, 2004, or February 28, 2005 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the ASX.

The hurdles were not met and the options lapsed during 2005.

3	TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or earnings per share growth (EPSG) expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

4	TSR must equal or exceed the median return over the relevant period of a list of top 50 industrial companies; or EPSG expressed as a compound annual growth rate must equal or exceed 15% over the relevant period.

5	TSR must exceed the median return over the relevant period of a list of top 50 industrial companies; or EPSG expressed as a compound annual growth rate must equal or exceed 12.5% over the relevant period.

For hurdles 3, 4 and 5, the options will progressively vest according to the level of TSR or EPSG achieved each year. To the extent that TSR or EPSG is not achieved, the non-vested options will be carried forward to be re-tested in following years.

6	50% of the performance rights issued to individuals are subject to TSR. TSR for the three years ending July 29, 2007 must exceed the median return of a list of the top 50 industrial companies.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25.	EMPLOYEE SHARES, OPTIONS AND PERFORMANCE SHARES (continued)

The performance hurdle conditions attaching to each tranche of options are as follows (continued):

50% of the performance rights are subject to EPSG. EPSG expressed as a compound annual growth rate must equal or exceed 12.5% for the three years ending July 29, 2007 when compared to the earnings per share achieved for the year ending July 25, 2004.

7	When originally granted, these options were subject to the performance hurdle conditions described in footnote 5. During 2005, these hurdles were changed to those described in footnote 6, however, the test period is the three years ending July 30, 2006.

The directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any Company or entity or which would lead to an incorrect comparison.

26.	COMMITMENTS AND CONTINGENT LIABILITIES

	July 31, 2005 A$M	July 25, 2004 A$M

Capital commitments

Contracted capital expenditure commitments not provided for in these financial statements, which principally relate to building and fixture contracts for new stores and shopping centers are as follows:

Not later than one year	270.1	190.0
Later than one year but not later than five years	0.7	3.4

	270.8	193.4

Commitments

The CML Group leases both property and equipment under operating leases. Future minimum lease obligations are detailed below.

Operating leases:

Due not later than one year	988.0	934.1
Due later than one year and not later than five years	3,506.7	3,402.4
Due later than five years	4,333.9	4,571.1

Total future minimum lease obligations*	8,828.6	8,907.6

*	The CML Group subleases property and equipment to external parties. Future minimum lease obligations include any potential exposure arising from default by external parties.

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Base rental incurred	1,016.9	929.2	832.6

Percentage rental incurred	97.8	88.7	86.3

Rental received	27.2	25.9	30.8

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26.	COMMITMENTS AND CONTINGENT LIABILITIES (continued)

Contingent liabilities

	July 31, 2005 A$M	July 25, 2004 A$M

Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorized as arising from:
Guarantees:
Trading guarantees	341.3	340.2

CML has unconditionally guaranteed the obligations of Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd., both of which are controlled entities.

CML has unconditionally guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission class order, thereby eliminating the need to prepare statutory financial statements for those entities.

Other:

CML has entered into an agreement with Coles Myer Employee Share Plan Trust to provide funds for the purchase of CML shares, allot new shares in CML and make contributions to ensure the solvency of the Trust. Refer Note 25.

Certain companies within the CML Group are party to various legal actions that have arisen in the normal course of business. It is the opinion of directors that any liabilities arising from such legal actions would not have a material adverse effect on the consolidated financial statements.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	SEGMENT INFORMATION

Under Australian GAAP, the CML Group is considered to operate predominantly within the retailing industry and predominantly in Australia.

During 2005, segment reporting was restructured resulting in Kmart and Officeworks being reported separately. Coles online and Harris Technology were previously reported in Emerging Businesses, which will no longer be reported as a separate segment. In addition, Myer and Megamart are now reported separately. Certain administrative costs are now reported in Food, Liquor & Fuel, having previously been reported in Property & Unallocated. Intra-group sales were previously disclosed in the respective segments and eliminated at the group revenue level. Intra-group sales are now excluded from segment revenue disclosures. The 2004 and 2003 comparatives have been amended accordingly.

Industry Segments

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Revenue
Total Sales
Food, Liquor & Fuel	24,670.2	21,146.8	16,565.4
Kmart	4,025.7	3,799.1	3,644.5
Officeworks	1,236.3	1,100.1	896.1
Myer	2,882.0	2,895.6	2,849.7
Megamart	268.9	288.8	273.2
Target	3,102.1	2,851.8	2,646.9

	36,185.2	32,082.2	26,875.8

Other revenue
Food, Liquor & Fuel	146.9	144.3	56.2
Kmart	50.9	47.7	18.5
Officeworks	5.3	6.5	(0.3)
Myer	73.9	73.4	73.6
Megamart	6.0	5.5	3.8
Target	42.3	30.2	14.9
Property and Unallocated	64.1	141.8	449.7

	389.4	449.4	616.4

Total segment revenue
Food, Liquor & Fuel	24,817.1	21,291.1	16,621.6
Kmart	4,076.6	3,846.8	3,663.0
Officeworks	1,241.6	1,106.6	895.8
Myer	2,955.9	2,969.0	2,923.3
Megamart	274.9	294.3	277.0
Target	3,144.4	2,882.0	2,661.8
Property and Unallocated	64.1	141.8	449.7

	36,574.6	32,531.6	27,492.2

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	SEGMENT INFORMATION (continued)

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Segment result – management reporting[1]
Food, Liquor & Fuel	769.4	670.5	595.5
Kmart	92.5	85.4	62.6
Officeworks	67.1	51.7	46.3
Myer	38.7	71.9	32.0
Megamart	(35.8)	(11.2)	(6.8)
Target	222.5	150.9	92.0
Property and Unallocated	(78.5)	(74.8)	(93.0)

Total Segment result – management reporting	1,075.9	944.4	728.6

Segment result – Australian GAAP[1]
Food, Liquor & Fuel	743.4	647.4	555.5
Kmart	96.0	100.8	67.9
Officeworks	67.1	51.7	41.2
Myer	35.0	54.0	11.8
Megamart	(117.3)	(11.2)	(6.8)
Target	221.3	149.7	89.9
Property and Unallocated	(121.7)	(112.7)	(87.5)

Total Segment result – Australian GAAP	923.8	879.7	672.0
Net borrowing costs	(41.3)	(13.5)	(63.2)

Profit before tax	882.5	866.2	608.8
Income tax expense	(266.4)	(258.1)	(187.7)

Net profit	616.1	608.1	421.1

Segment assets
Food, Liquor & Fuel	4,249.0	3,990.0	3,566.6
Kmart	1,108.4	1,133.5	1,103.4
Officeworks	319.0	321.7	315.3
Myer	965.9	913.2	955.6
Megamart	50.5	87.1	80.6
Target	835.4	805.9	793.8
Property and Unallocated	1,452.9	1,497.6	1,415.6

	8,981.1	8,749.0	8,230.9
Tax assets	371.3	302.7	221.9

Total assets	9,352.4	9,051.7	8,452.8

[1]	Segment results are calculated as profit before interest and tax. Management reporting excludes goodwill amortization for acquisition prior to July 1998, and is adjusted for other non-recurring items that management do not consider to be reflective of the underlying operations of the business.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	SEGMENT INFORMATION (continued)

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Segment liabilities
Food, Liquor & Fuel	(1,886.9)	(1,795.5)	(1,568.4)
Kmart	(387.0)	(434.0)	(411.8)
Officeworks	(140.6)	(151.2)	(146.5)
Myer	(379.2)	(363.7)	(378.8)
Megamart	(71.6)	(27.2)	(18.5)
Target	(370.1)	(352.1)	(340.5)
Property and Unallocated	(2,176.7)	(1,560.4)	(1,600.4)

	(5,412.1)	(4,684.1)	(4,464.9)
Tax liabilities	(204.3)	(270.0)	(188.7)

Total liabilities	(5,616.4)	(4,954.1)	(4,653.6)

Acquisitions of property, plant and equipment, intangibles and other non-current segment assets
Food, Liquor & Fuel	470.0	513.9	634.8
Kmart	62.4	47.5	41.2
Officeworks	17.4	27.0	79.1
Myer	67.2	64.1	44.8
Megamart	5.0	3.3	8.6
Target	50.1	53.2	41.5
Property and Unallocated	462.6	164.3	142.3

	1,134.7	873.3	992.3

Depreciation and amortization expense
Food, Liquor & Fuel	315.8	291.4	261.4
Kmart	52.8	56.2	59.0
Officeworks	19.2	16.6	10.7
Myer	62.2	65.6	70.1
Megamart	3.5	3.4	2.9
Target	52.4	52.5	55.7
Property and Unallocated	52.8	51.0	52.8

	558.7	536.7	512.6

Other non-cash expenses
Food, Liquor & Fuel	13.1	28.1	62.4
Kmart	0.6	4.5	12.7
Officeworks	1.6	1.1	11.2
Myer	(2.7)	2.1	17.4
Megamart	82.9	(0.9)	0.4
Target	3.6	2.7	4.1
Property and Unallocated	11.5	73.2	75.0

	110.6	110.8	183.2

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27.	SEGMENT INFORMATION (continued)

Geographic regions

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Sales to external customers
Australia	36,016.2	31,928.8	26,728.2
New Zealand	169.0	153.4	147.6

	36,185.2	32,082.2	26,875.8

Acquisition of non-current assets
Australia	1,130.6	869.2	988.3
New Zealand	2.1	2.4	0.3
Other *	2.0	1.7	3.7

	1,134.7	873.3	992.3

Assets
Australia	8,658.3	8,433.6	8,120.3
New Zealand	291.1	293.3	91.3
Other *	31.7	22.1	19.3

	8,981.1	8,749.0	8,230.9

*	Other geographic regions consist of various legal entities principally in China.

Business segments

The CML Group operates predominantly in the retail industry and comprises the following main business segments:

Food, Liquor & Fuel	Retail of grocery, liquor and fuel products
Kmart	Retail of apparel and general merchandise
Officeworks	Retail of office supplies
Myer	Retail of apparel and general merchandise
Megamart	Retail of furniture and electrical goods
Target	Retail of apparel and general merchandise
Property & Unallocated	Management of the CML property portfolio and unallocated or corporate functions.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The CML Group’s business segments operate geographically as follows:

Australia	The home country of the parent entity. The CML Group undertakes retail operations in all states and territories.

New Zealand	The CML Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding businesses in Australia. These operations are predominantly based in the North Island.

Asia	Branch offices located in China.

Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm’s length basis and are eliminated on consolidation.

The CML Group has certain investments in associates. Segments disclosures relating to these investments have not been included as they are not considered to be material.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28.	RELATED PARTY INFORMATION

Directors and director-related entities

Disclosures relating to directors and specified executives are set out in Note 29.

Transactions with entities in the wholly owned group

CML is the ultimate chief entity in the CML Group.

CML advanced and repaid loans, received loans and provided accounting, taxation and administrative assistance to other entities in the CML Group during the current and previous financial years. These transactions were on normal commercial terms and conditions.

Dividends, interest and lease rental details are disclosed in Notes 3, 4 and 26. Details of ownership interests in controlled entities are disclosed in Note 34. Amounts owing by/to controlled entities are disclosed in Notes 10 and 19.

Transactions with other related parties

The aggregate amounts brought to account in respect of the following types of transactions and each class of related party involved were:

Lease rentals, net of recoverable expenses, paid to associated entities by the CML Group A$3,935,810 (2004 A$4,032,285) on normal commercial terms and conditions. Balance of amounts payable by the CML Group (current) at balance date A$NIL (2004 A$NIL).

Distributions received and receivable by the CML Group from associated entities A$8,169,525 (2004 A$7,445,915) and the CML Group’s purchase of units in an associated entity A$1,292,563 (2004 A$1,129,568) in accordance with Trust Deed and Partnership Agreements. Balance of amounts payable by the CML Group (current) at balance date A$NIL (2004 A$NIL).

The CML Group’s cost of participation with an associated entity in customer loyalty programs and services provided, net of recoverable expenses, by the associated entity in relation to those loyalty programs A$52,894,621 (2004 A$43,726,000) in accordance with a service agreement. Balance of amounts payable by the CML Group (current) at balance date A$5,329,268 (2004 A$10,488,000).

The sale of customer cards to an associated entity on normal commercial terms and conditions A$24,773,406 (2004 A$18,000,000). Balance of amounts receivable from an associated entity by the CML Group (current) at balance date A$NIL (2004 A$NIL).

Software development and license fees paid to an associated entity by the CML Group A$934,084 (2004 A$794,417) on normal commercial terms and conditions. Balance of amounts payable by the CML Group at balance date A$NIL (2004 A$25,423).

Details of associated entities are disclosed in Note 11.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES

Directors

The following persons were directors of CML during the financial year:

Chairman – non-executive

Richard Allert

Executive director

John Fletcher

Non-executive directors

Patricia Akopiantz

Keith Barton

William Gurry

Anthony Hodgson

Mark Leibler (retired November 18, 2004)

Sandra McPhee

Martyn Myer

Michael Wemms

Specified executives (other than executive director, John Fletcher) with the greatest authority for strategic direction and management

The following persons were the executives with the greatest authority for the strategic direction and management of the CML Group (specified executives) during the financial year:

Current executives:

Larry Davis	Managing Director, Target (until February 14, 2005)
Managing Director, Kmart (appointed February 14, 2005)

Tim Hammon	Chief Officer, Corporate & Property Services

Launa Inman	Managing Director, Target (appointed February 14, 2005)

Fraser MacKenzie	Chief Financial Officer

Dawn Robertson	Managing Director, Myer

Hani Zayadi	Managing Director, Kmart (until December 22, 2004)
Group Managing Director, Food, Liquor and Fuel (appointed December 22, 2004)

Former executives:

Steven Cain	Group Managing Director, Food, Liquor and Fuel (until December 22, 2004)

Directors’ fees

Non-executive directors’ fees, including committee fees, are set by the Board within the maximum aggregate amount of A$1,500,000 last approved by shareholders in November 1997. At the Company’s Annual General Meeting on November 17, 2005, the maximum aggregate amount was increased to A$2,000,000). Fee levels reflect the size and complexity of the Coles Myer Group.

The Board has a Nomination and Remuneration Committee that is responsible for reviewing non-executive directors’ fees. Details of the membership of the Nomination and Remuneration Committee and its responsibilities are set out in Item 6C – Board Practices. In reviewing non-executive director fee levels, the Nomination and Remuneration Committee, which makes recommendations to the Board, takes into account:

•	the Company’s existing remuneration policies;

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

•	independent professional advice;

•	fees paid by comparable companies;

•	the general time commitment required from directors and the risks associated with discharging the duties attaching to the role of director; and

•	the level of remuneration necessary to attract and retain directors of a suitable caliber.

A standard letter of engagement has been developed for non-executive directors. In accordance with the Company’s constitution, non-executive directors are subject to periodic re-election by shareholders. In addition the Company has adopted a tenure policy for non-executive directors, refer to Item 6A – Directors and Senior Management.

Fees payable to non-executive directors as at the date of this report are set out below.

Directors’ base fees

	Board		Audit /Governance Committee		Nomination and Remuneration Committee		Corporate Social Responsibility Committee
	Chairman $A	Member $A	Chairman $A	Member $A	Chairman $A	Member $A	Chairman $A	Member $A
Fee	337,900[1]	149,800[2]	30,700	10,200	10,200	5,100	10,200	5,100

[1]	The Chairman currently serves on all Board committees however does not receive additional fees for doing so.

[2]	Directors appointed prior to March 27, 2003 receive lower annual fees of A$112,600 (exclusive of superannuation) to reflect their entitlement to retirement benefits as discussed below.

The Board determined that non-executive directors’ fees would be increased in line with increases in the Consumer Price Index (All Groups) on an annual basis from May 1, 2004. This decision resulted in a fee increase of 2.4% in May 2005. The Board will continue to review its approach to non-executive director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

Directors are reimbursed for the cost of traveling on Company business. Non-executive directors also receive an annual expense allowance of A$5,825 in respect of expenses incurred in maintaining a home office, including telephone and fax costs.

Retirement benefits

The Company has a policy that it will not offer retirement benefits to non-executive directors appointed after March 27, 2003. However, non-executive directors who were appointed prior to March 27, 2003 retain their contractual entitlement to a retirement benefit on the terms approved by shareholders at the 1989 annual general meeting. The contracts provide for a retirement benefit equal to the aggregate of remuneration received by the director over the last three years of service, plus 5% of that amount for each year of service in excess of three years, but not exceeding 15 years. In any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received.

At the Company’s Annual General Meeting on November 17, 2005, it was announced that the retirement benefits would be frozen as at that date, and no further accrual would be made. From November 17, 2005 all Directors have been paid according to one scale of fees.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

The accrued retirement benefit for each non-executive director entitled to receive one is set out below. The benefits shown are net of superannuation benefits payable:

Table: Accrued retirement benefit as at July 31, 2005:

Non-executive directors entitled to retirement benefits*	Years of service	Accrued retirement benefit (A$)
Richard Allert (Chairman)	9	1,078,619
Patty Akopiantz	3	315,232
Bill Gurry	4	322,469
Martyn Myer	8	370,287

		2,086,607

*	In addition, Mark Leibler received a payment of A$374,560 upon retirement from office on November 18, 2004.

Executive director and senior executive remuneration

In accordance with the Corporations Act and Accounting Standards, the Company has provided specific disclosures in relation to the remuneration for the Managing Director and Chief Executive Officer, Mr John Fletcher, and for each of the following persons, who were the executives with the greatest authority for the strategic direction and management of the Company and the Group, and who include the five most highly remunerated senior executives during the financial year. In this Remuneration Report these executives are referred to as “Specified Executives”.

The Specified Executives include Steven Cain, the former Group Managing Director of Food, Liquor and Fuel. Mr Cain ceased acting as Group Managing Director Food, Liquor and Fuel on December 22, 2004 and ceased employment with the Company on January 3, 2005.

Policy – “Rewarding individual and Company performance”

Over the past four years the Company’s executive remuneration strategy has evolved to reflect the requirements of both shareholders and the Company in the delivery of performance objectives. It has progressively moved away from emphasis on short-term performance towards a best practice approach designed to align executive reward and performance with the creation of value for shareholders.

The key principles of the Company’s remuneration policy:

•	include payment of incentive-based rewards dependent upon achieving demanding performance hurdles that are consistent with shareholder interests;

•	take into account the performance of both the Company and the individual in determining reward outcomes;

•	ensure an appropriate balance between fixed and at-risk components of remuneration reflecting market conditions at each job and seniority level:

•	the fixed component is set at the median for markets against which the Company assesses executive remuneration. Comparator markets include private sector companies with a turnover in excess of A$800 million per annum;

•	the at-risk component rewards executives for the achievement of long-term and short-term performance targets;

•	reflect the remuneration levels in the home countries of executives recruited from overseas;

•	incorporate performance measures structured to operate soundly throughout the business cycle; and

•	limit termination payments to pre-agreed amounts that do not expose the Company to unjustified payments in the event of executive non-performance.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

The total remuneration (both fixed and at-risk) for the CEO and for those executives reporting to the CEO is determined by the Board. When reviewing the remuneration packages each year, the Board takes into account recommendations from the Nomination and Remuneration Committee. The Board also considers independent, external advice with respect to the market competitiveness of senior executive remuneration packages. This includes comparison with the remuneration of the senior executives of peer group corporations. The CEO’s package is also compared with the remuneration packages for the CEOs of other top 20 Australian corporations by market capitalization, to ensure appropriate market relativity.

The Board aims to ensure that the Company’s remuneration policy is regularly reviewed to align executive rewards with desired behaviors and performance.

Remuneration structure – “A significant portion of remuneration is at risk”

Remuneration for the Company’s senior executives is made up of the following components:

1)	Fixed remuneration; and

2)	At-risk remuneration, comprising:

•	Short term incentives (STI) – based on individual and operational performance over 12-month periods; and

•	Long-term incentives (LTI) – based on sustained shareholder value creation.

The mix between fixed remuneration and at-risk remuneration depends on the level of seniority of the executive. For more senior executives, the at-risk remuneration is a greater proportion of the total reward potential. The information provided in the table below is intended to be a guide only as percentage levels will vary at different executive levels.

Table: The target mix between fixed and at-risk remuneration:

% of total remuneration (annualized)
	Fixed remuneration	At-risk remuneration
		STI *	LTI *
CEO	35%	45%	20%
Direct reports to the CEO	40% – 50%	35% – 40%	15% – 20%
Other executives	53% – 63%	24% – 32%	12% – 18%

*	Assumes stretch performance measures are achieved

Fixed remuneration

Fixed remuneration is made up of base salary, Company superannuation contributions and benefits, including fringe benefits tax. A salary packaging approach is followed, which allows each executive to select the level of superannuation and up to two motorcars as part of this package. All executive remuneration, including that of the CEO, is governed by the same package policy. Details of certain benefits made available to the CEO and the Specified Executives are outlined in the summary of the Service Agreements set out on page 153.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

At-risk remuneration – short term incentive (STI)

The STI program involves linking specific annual performance measures with the opportunity to earn cash rewards based on a percentage of fixed remuneration. The STI is specifically designed to reward executives for the successful achievement of individual, business unit, business group and Company performance measures over the financial year.

The STI performance measures for the CEO and the executives reporting directly to him are determined annually by the Board to reflect the strategic business objectives of the Company. Performance measures for other senior executives in the senior leadership team are approved by the CEO.

The Company and business unit STI performance measures contain threshold, target and stretch objectives. Threshold objectives must be met for any reward to be payable. To secure maximum STI reward, stretch objectives must be met.

The amount of STI which can be potentially earned by executives is set out in Table: Amounts of STI which can be earned. It shows the percentage of fixed remuneration which may be earned under the STI if relevant performance measures are met.

Table: Amount of STI, which can be earned:

% of fixed remuneration
	Threshold Performance	Target Performance	Stretch performance
CEO	30%	60%	120%
Direct reports to the CEO	20% – 25%	40% – 50%	80% – 100%
Other executives	10% – 15%	20% – 30%	40% – 60%

Performance measures under the STI

The STI performance measures have been selected to provide a financial incentive to executives to improve the Company’s performance and its productivity. The measures vary depending on the individual executive’s position, and include both financial and non-financial measures.

Financial Measures:

•	Underlying Company profit after tax;

•	Underlying business unit earnings before interest and tax;

•	Underlying return on investment;

•	Business efficiency; and

•	Comparative store sales growth.

Non-Financial Measures:

•	Team values and performance;

•	Strategic initiatives relating to individual functional areas; and

•	Safety.

Assessment of performance measures under the STI

The satisfaction of STI performance measures for the CEO and for direct reports to the CEO is assessed by the Board. In the case of other executives the STI performance measures are approved by the CEO. Financial performance measures are assessed based on the Company’s financial results for the full financial year.

Safety performance is assessed at the end of each financial year on the basis of lost time injury frequency rate results. Team values are assessed by way of feedback based on confidential survey results from both peers and direct reports.

Performance against strategic initiatives is reviewed against internal strategic benchmarks.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Specific information relating to the percentage of the STI which was paid and the percentage that was forfeited for the CEO and Specified Executives are set out in below.

Table: STI paid for the 2005 financial year:

CEO & Specified Executives	Actual STI payment[1] A$	Actual STI payment as % of stretch	% of stretch payment not achieved
John Fletcher	1,549,218	57%	43%
Larry Davis[2]	800,000	74%	26%
Tim Hammon	430,353	66%	34%
Launa Inman	361,671	70%	30%
Fraser MacKenzie	448,826	59%	41%
Dawn Robertson	377,408	32%	68%
Hani Zayadi	821,690	58%	42%

Former executives:
Steven Cain[3]	—	0%	100%

[1]	STI constitutes a cash bonus granted during the 2005 financial year, determined following close of the 2005 financial year results and paid on October 15, 2005.

[2]	As a result of Mr Davis changing role from Managing Director Target to Managing Director Kmart, his new Service Agreement provides for a guaranteed minimum STI payment of A$800,000 for the 2005 financial year.

[3]	Mr Cain ceased employment on January 3, 2005 and was not entitled to an STI payment for the 2005 financial year.

At-risk remuneration – long term incentive (LTI)

Performance Share Plan

The Senior Executive Performance Share Plan (SEPSP), approved by shareholders at the 2004 annual general meeting, is designed to link long-term executive reward with the growth in shareholder value. It is also designed to provide the Company with a mechanism to encourage the retention of strategically important senior executives.

The SEPSP provides for annual grants of performance shares to executives. A performance share is a right to acquire an ordinary share in the Company for no consideration. The performance shares vest if performance hurdles are achieved.

The number of performance shares granted to each executive is calculated by reference to the level of seniority of the executive and the market value of the Company’s share price at the start of each financial year.

Summary of SEPSP

•	How often are offers to be made under the SEPSP?

Annually.

•	What are the applicable vesting principles?

No vesting in the first three years, then vesting to the extent that performance hurdles are satisfied. No opportunity for re-testing if performance hurdles are not met.

•	What is the performance measurement testing period?

The test period is a period of three financial years commencing on the first day of the financial year of the grant.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

•	What are the performance hurdles?

Relative total shareholder return (TSR) and earnings per share (EPS) growth over the three-year test period. Each hurdle applies to 50% of the performance shares granted to each participant.

For 100% of the performance shares to vest, both the TSR and EPS hurdles must be satisfied to the maximum extent.

•	What is TSR?

TSR measures changes in the market value of the Company’s shares over the three-year test period and the value of dividends on the shares (dividends are treated as if they were re-invested).

•	Why was a TSR performance hurdle chosen?

The use of a TSR based hurdle:

•	ensures an alignment between comparative shareholder return and reward for the executive; and

•	provides a relative, external market performance measure, having regard to those companies with which the Company competes for capital, customers and talent.

•	What is the TSR performance hurdle?

The Company’s TSR performance will be compared with the TSR performance of the top 50 industrial companies in the S&P/ASX Top 100 index over the three-year period.

•	What is the TSR performance hurdle vesting schedule?

Refer to the TSR hurdle vesting schedule table below.

•	What is EPS?

Earnings per share is calculated by dividing the Company’s earnings by the number of shares on issue to show the profit earned in terms of each share.

•	Why was an EPS performance hurdle chosen?

The EPS based hurdle:

•	is a fundamental indicator of financial performance, both internally and externally; and

•	links directly to the Company’s long-term objective of growing earnings.

•	What does the EPS growth performance hurdle involve?

A comparison between the underlying earnings per share of the Company at the end of the three-year period tested against underlying earnings per share for the financial year prior to the grant of the performance shares.

•	What is the EPS growth performance hurdle vesting schedule?

Refer to EPS hurdle vesting schedule table below.

•	What holding requirement applies to shares?

Twelve months following vesting.

•	What rights attach to performance shares prior to vesting?

No right to participate in dividends or, in general, in new issues of shares by the Company.

•	Will shares be purchased on-market or new shares issued?

This will be decided at the time the performance shares vest, however the preference is to acquire the shares on market.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Vesting schedules

Performance shares subject to the TSR performance hurdle (TSR performance shares) will vest in accordance with the following table:

Table: TSR hurdle vesting schedule

TSR target	% of TSR performance shares that vest
TSR below 51st percentile	Nil
TSR from 51st to 74th percentile	Progressive vesting on a straight line basis from 50% to 99%
TSR at or above 75th percentile	100%

The TSR hurdle is measured on an annual basis by Mercer Consulting Group.

Performance shares subject to the EPS performance hurdle (EPS performance shares) will vest in accordance with the following table:

Table: EPS hurdle vesting schedule

EPS target	% of EPS performance shares that vest
EPS growth less than 12.5% pa compound	Nil
EPS growth at 12.5% pa compound	50%
EPS growth between 12.5% pa compound and 15% pa compound	Progressive vesting on a straight line basis from 51% to 99%
EPS growth at or above 15% compound	100%

Performance shares will lapse:

•	if a participant ceases to be employed for any reason (except for death, disability, retrenchment or retirement) prior to the three-year testing date for a performance hurdle;

•	if a participant has, in the opinion of the Board, acted fraudulently or dishonestly in the conduct of his or her duties; or

•	if the performance hurdles are not met.

In general, if a participant ceases to be employed due to death, disability, retrenchment or retirement prior to the three-year testing date, pro rata vesting will occur, subject to performance hurdles being met. In this situation the performance hurdles will be tested at the next half or full financial year following cessation of employment.

Executive Share Option Plan

Prior to the introduction of the SEPSP, the Company operated the Executive Share Option Plan (ESOP), which provided for market-price options to be issued to senior executives. As some options granted under the ESOP still remain on issue (including those granted to the CEO), a description of the ESOP is set out below.

ESOP summary

•	How often were offers made under the ESOP?

Executives generally received one grant, which vests progressively over a five-year period. Supplementary grants were given to executives who were promoted.

•	What are the applicable vesting principles?

Subject to meeting performance hurdles, options will become exercisable in five annual tranches of 20% each. In general there is no vesting during the first two years at which point 40% may vest, followed by 20% for each of the next three years.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

•	What is the performance measurement period?

Two to five years.

•	What were the performance hurdles?

TSR and EPS growth hurdles. The EPS hurdle is the same as described in the table: EPS hurdle vesting schedule. The TSR hurdle provides for progressive vesting between the 50th and 65th percentiles. Either of the performance hurdles may be achieved to meet the performance requirements under the ESOP.

•	For the 1,500,000 options approved by shareholders in November 2003 for the CEO, 50% are subject to a TSR hurdle and 50% to an EPS hurdle. The TSR hurdle for these options is in accordance with the schedule shown in table: TSR hurdle vesting schedule.

•	What was the exercise price of the options issued?

The market price of a share in the Company at the time of issue of the option. Market price is the weighted average market sale price of the Company’s shares on the ASX for ten consecutive trading days, prior to the day of issue.

Options lapse if performance targets are not achieved or if executives resign prior to completion of the required vesting periods. In cases where executives leave the Company as a result of death, disability, retirement or retrenchment, they are, subject to performance hurdles being met, entitled to options on a pro rata basis to the date of their departure.

At July 31, 2005, in general the TSR Performance hurdles for the ESOP were not met, however the EPS Performance hurdles were met in full.

Service Agreements

The remuneration and other terms of employment for the CEO and the Specified Executives are formalized in Service Agreements.

Except as detailed below, the Service Agreements for the Specified Executives provide for the following:

•	termination on 12 months notice from the Company (or payment in lieu of notice) and 6 months notice of termination from the executive;

•	in the event of termination of employment for any reason, the Specified Executives (other than the Chief Executive Officer) are prohibited from engaging in activity that would compete with the Company for a period of 12 months;

•	entitlement to CML point-of-sale discount benefits;

•	payment by the Company for other common expatriate costs such as taxation advice and return trips to the Specified Executive’s home country in the first few years of employment with the Company, as well as reasonable costs of relocating back to their home country upon cessation of employment;

•	termination of the contract by the Company without notice in circumstances warranting summary dismissal;

•	participation in the Company’s STI program dependent on continued service with the Company; and

•	grant of options and/or performance shares.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

John Fletcher

Mr. Fletcher’s current Service Agreement is for a minimum fixed term to September 9 2006. On February 11 2005, the Board extended the term of his appointment so that after September 9 2006 his employment will continue until terminated by either Mr Fletcher or the Company giving 12 months’ written notice. In addition, Mr Fletcher may terminate his employment immediately in the event of a “fundamental change” to his role (such as ceasing to be the most senior executive in the Group, ceasing to be the Managing Director, a substantial diminution in his responsibilities or authority or a demonstrable inability to work with the Board of the Company). In conjunction with the extension of his Service Agreement on February 11 2005, Mr. Fletcher has agreed not to give notice that would result in his employment terminating before September 9 2007.

If Mr. Fletcher’s employment ceases in the first half of a financial year, no STI will be payable in respect of that full financial year. If his employment ceases in the second half of a financial year, STI will be payable in respect of that full financial year to the extent the relevant performance conditions are met and will be paid on a pro rata basis having regard to the portion of that financial year that has elapsed.

On commencement of his employment, Mr Fletcher was granted 2,500,000 options. These options are exercisable in five tranches in September each year, subject to the satisfaction of at least one of the performance hurdles as described on page 153. In November 2003, shareholders approved Mr Fletcher being granted an additional 1,500,000 options, exercisable in two equal tranches in September 2005 and September 2006. The performance hurdles applying to these particular options were changed during the 2005 financial year to make them consistent with those applying to the performance shares (see Tables: TSR hurdle vesting schedule and EPS hurdle vesting schedule). There was no impact on his remuneration as a result of this change. Unless the Board decides otherwise, the CEO’s options expire one year after the date Mr Fletcher ceases employment with the Company.

At the Company’s Annual General Meeting on November 17, 2005, shareholders approved the issue of 170,000 performance shares to the CEO, Mr. John Fletcher, and these performance shares were granted shortly after the meeting.

Larry Davis

Mr. Davis’ options are subject to service hurdles only as a retention mechanism and were based on a need to replicate similar conditions that applied in North America in relation to share option plans.

As a result of Mr Davis changing roles from Managing Director Target to Managing Director Kmart, his new Service Agreement provides for a guaranteed minimum STI payment of A$800,000 for the 2005 financial year, conditional on continued service with the Company.

Mr Davis is entitled to six business class return airfares to the United States each year up until September 2005.

Mr Davis is entitled to reasonable costs of relocating from Geelong to Melbourne.

Fraser MacKenzie

Mr MacKenzie’s Service Agreement is for a minimum fixed term to April 30, 2007. The Company is able to terminate his employment but must pay the balance of the contract period from the date of notice of termination to April 30, 2007.

If Mr. MacKenzie’s employment ceases on April 30, 2007 due to retirement, he will be entitled to a pro rata STI bonus for the 2007 financial year.

Mr MacKenzie is also entitled to reasonable relocation costs back to Sydney upon termination of employment.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Launa Inman

Ms Inman’s Service Agreement includes reasonable costs of locating to Geelong if Ms Inman chooses to do so (the Target head office is located in Geelong).

Minimum STI bonus for the 2005 financial year was based on the full year’s results for Officeworks (Ms Inman was the Managing Director of Officeworks until February 14, 2005).

Dawn Robertson

The Service Agreement for Ms Robertson includes a retention payment of US$200,000 payable on June 1 2007, and a pro rata STI payment on termination.

Ms Robertson is entitled to three business class return airfares to the United States for herself and each of her dependent children each year until December 2006. Ms Robertson is required to give the Company 12 months notice of termination.

Hani Zayadi

Mr. Zayadi’s options are subject to service hurdles only as a retention mechanism and were based on a need to replicate similar conditions that applied in North America in relation to share option plans.

Mr Zayadi will be paid an amount not less than 50% of his STI entitlement on termination, unless termination is for poor performance which has not been rectified.

As a result of Mr Zayadi changing roles from Managing Director Kmart to Group Managing Director, Food Liquor and Fuel, his new service agreement provides for a guaranteed minimum STI payment of A$800,000 for the 2005 financial year, conditional on continued service with the Company.

Mr Zayadi was entitled to a retention payment of US$150,000, payable on August 1, 2005. Mr. Zayadi is also entitled to six business class return airfares to Canada each year until August 2005.

Options and performance shares provided as remuneration

Details of options and performance shares provided as remuneration to each director of CML and each of the specified executives of the CML Group are set out below. Further information on options and performance shares is set out in Note 25.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

	Grant date	Exercise price $ AUD		Balance at July 25 2004	Granted during the year	Value of Grant AUD	Exercised[3]	Lapsed during the year	Balance at July 31 2005	Vested during the year	Vested at July 31 2005[4]
John Fletcher	Sep 01		$6.33	2,500,000	—	—	1,000,000	—	1,500,000	500,000	500,000
	Nov 03		$7.53	1,500,000	—	—	—	—	1,500,000	—	—
Steven Cain	Aug 03		$7.28	2,500,000	—	—	—	1,786,301	713,699	—	—
	Aug 03		$7.28	500,000	—	—	—	357,260	142,740[6]	—	—
Larry Davis	Sep 01		$6.28	1,500,000	—	—	900,000	—	600,000[5]	300,000	—
	Jun 05	$	NIL	—	38,000	$2.46[1]	—	—	38,000	—	—
	Jun 05	$	NIL	—	38,000	$8.79[2]	—	—	38,000	—	—
Tim Hammon	Dec 98		$4.50	45,000	—	—	45,000	—	—	45,000	—
	Apr 00		$6.46	115,000	—	—	—	115,000	—	—	—
	Oct 01		$4.50	100,000	—	—	100,000	—	—	—	—
	Feb 02		$7.66	745,000	—	—	—	—	745,000	149,000	447,000
	Jun 05	$	NIL	—	21,700	$2.46[1]	—	—	21,700	—	—
	Jun 05	$	NIL	—	21,700	$8.79[2]	—	—	21,700	—	—
Launa Inman	Feb 02		$7.66	170,000	—	—	102,000	—	68,000	34,000	—
	Apr 00		$6.46	50,000	—	—	—	50,000	—	—	—
	Jul 04		$8.43	210,000	—	—	—	—	210,000	—	—
Fraser MacKenzie	Sep 02		$5.88	860,000	—	—	344,000	—	516,000	344,000	—
Dawn Robertson	May 02		$6.44	2,500,000	—	—	1,000,000	—	1,500,000	1,000,000	—
Hani Zayadi	Aug 01		$6.21	1,500,000	—	—	500,000	—	1,000,000[5]	500,000	—
	Jun 05	$	NIL	—	38,000	$2.46[1]	—	—	38,000	—	—
	Jun 05	$	NIL	—	38,000	$8.79[2]	—	—	38,000	—	—

Total				14,795,000	195,400		3,991,000	2,308,561	8,690,839	2,872,000	947,000

1.	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of Note 35, and expire 3 years after grant.

2.	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of Note 35, and expire 3 years after grant.

3.	Options exercised have been fully paid.

4.	Vested options are fully exercisable.

5.	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

6.	Mr Cain ceased employment on January 3, 2005. Subsequent to balance date 13,378 options lapsed.

Directors’ and specified executives’ share holdings

The numbers of ordinary shares in CML held during the year by each director of CML and each of the specified executives of the CML Group, including their personally-related entities, are set out below.

	Balance at July 25 2004	Options Exercised	Net Change Other	Balance at July 31 2005
Directors
Patty Akopiantz	3,253			3,253
Richard Allert	30,006			30,006
Keith Barton	10,200		3,398	13,598
John Fletcher	28,099	1,000,000	1,359	1,029,458
Bill Gurry	106,169		40,000	146,169
Tony Hodgson	6,000		500	6,500
Mark Leibler [1]	45,600		(45,600)	—
Sandra McPhee [2]	4,139			4,139
Martyn Myer	49,440		14,252	63,692[5]
Michael Wemms	208			208

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

	Balance at July 25 2004	Options Exercised	Net Change Other	Balance at July 31 2005
Specified Executives
Steven Cain [3]	—			—
Larry Davis	—	900,000	(900,000)	—
Tim Hammon	651	145,000	(144,324)	1,327
Launa Inman [4]	—	102,000	(102,000)	—
Fraser MacKenzie	3,000	344,000		347,000
Dawn Robertson	—	1,000,000	(1,000,000)	—
Hani Zayadi	—	500,000	(500,000)	—

Total Directors and Specified Executives	286,765	3,991,000	(2,632,415)	1,645,350

1.	Mr Leibler retired on November 18, 2004. At this time Mr Leibler held 45,100 ordinary shares in CML.

2.	Ms McPhee also holds 3,400 (2004 3,400) endowment warrants.

3.	Mr Cain ceased being a specified executive on December 22, 2004.

4.	Ms Inman became a specified executive on February 14, 2005.

5.	Included in this balance are 15,294 shares held nominally at July 31, 2005.

Included in the above movements is the conversion of ReCAPS to ordinary shares that occurred on July 12, 2005. At July 25, 2004, ReCAPS were held by Keith Barton (300), John Fletcher (120) and Martyn Myer (900).

Other transactions with directors and specified executives

The CML Group has a comprehensive statement of Corporate Governance principles. This Statement incorporates detailed policies with respect to director-related party transactions. The major elements of the policy are:

•	Directors must advise the Company of all director-related entities.

•	Where there are total transactions between the CML Group and a director’s related entities exceeding A$1 million in any month, then the director must supply CML with details of these transactions.

•	The following proposed contracts between the CML Group and director-related entities must be approved by the Audit/Governance Committee prior to committing the CML Group:

•	Contracts for the supply of goods and/or services, which extend beyond one year, or where the total value of goods and/or services supplied under the contract, will exceed A$5.0 million in any one year,

•	All agreements to lease and/or leases of property, and

•	All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

•	In relation to merchandise and/or services supplied to the CML Group, directors will ensure access to the books and records of their director-related entities to enable an independent review by CML’s external auditor. No such review occurred in 2005.

•	All transactions are to be subject to review by internal audit with periodic reports to the Audit/Governance Committee.

All transactions were on terms and conditions that were no more favorable to the director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-director-related entities and were on an arm’s length basis.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

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

At the Company’s Annual General Meeting on November 17, 2005, it was announced that the retirement benefits would be frozen as at that date, and no further accrual would be made. From November 17, 2005 all Directors have been paid according to one scale of fees.

Mr M.K. Myer

The CML Group had transactions with director related entities of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in these entities.

The type of transaction between the director-related entity and the CML Group was:

Leasing property by Armidale No 2 Property Syndicate to the CML Group in the normal day-to-day conduct of its business A$906,400 (2004 A$906,400) net of recoverable expenses. Leasing property by Tram Road Holdings Pty Ltd from December 18, 2004 to the CML Group in the normal day-to-day conduct of its business A$217,592, net of recoverable expenses. Nature of terms and conditions: Rents based on market rates, paid net monthly.

Balance of amounts payable to the director-related entity by the CML Group (current) at balance date A$NIL (2004: A$NIL).

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29.	DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

Additionally, on October 21, 2003, CML entered into a supplemental deed with each of Messrs Allert, Charlton (retired November 26, 2003), Fletcher, Liebler (retired November 18, 2004), Myer and Gurry and Ms Akopiantz which contained a number of supplemental provisions to update the Deed for developments in the law and to ensure consistency with the form of the Deed entered into with directors appointed during the 2003 year. The Deeds provide for indemnification of the directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No director or officer of CML has received the benefit of an indemnity from the Company during or since the end of the year. CML maintains a Directors’ and Officers’ insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

30.	FINANCIAL INSTRUMENTS DISCLOSURE

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

Derivatives are generally separated into three classes:

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Under the interest rate swaps and cross currency swaps, the CML Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed-rate and floating-rate interest amounts calculated by reference to the agreed notional principal amounts. At July 31, 2005 the fixed interest rates vary from 1.1% to 7.4%. The terms and notional principal amounts of the CML Group’s outstanding contracts at balance date were:

	Average rate
	July 31, 2005%	July 25, 2004%	July 31, 2005 A$M	July 25, 2004 A$M
Less than one year	4.49	5.90	756.0	525.0
One to two years	5.26	4.13	237.5	775.4
Two to three years	5.61	4.99	240.0	187.5
Three to four years		5.64		140.0
Later than five years	6.17		400.0

			1,633.5	1,627.9

b	Forward Contracts

Currency Contracts

The CML Group enters into forward exchange contracts to buy and sell specified amounts of various foreign currencies in the future at a pre-determined exchange rate to hedge its foreign currency assets, borrowings and purchase of goods and services. The settlement dates, dollar amounts to be received/(paid) and contractual exchange rates of the CML Group’s major outstanding contracts at balance date were:

	Average rate
	July 31, 2005 currency/A$	July 25, 2004 currency/A$	July 31, 2005 A$M	July 25, 2004 A$M
United States dollars
Less than 3 months	0.77	0.71	342.3	232.2
3 to 12 months	0.76	0.70	194.7	4.3

			537.0	236.5

New Zealand dollars
Less than 3 months		1.11		(3.1)
Pounds Sterling
Less than 3 months	0.43	0.39	0.3	1.2
Hong Kong dollars
Less than 3 months	5.90	5.36	0.1	0.1
Euro
Less than 3 months	0.61	0.58	10.9	9.2
3 to 12 months	0.61	0.57	6.8	0.1

			17.7	9.3

			555.1	244.0

c	Options

Options are contracts that grant the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price and within a specified period. They require the seller to pay the purchaser at specified future dates, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate or falls below the fixed floor rate, based on a notional principal. The CML Group regularly uses foreign currency options to hedge amounts payable in respect of foreign currency purchases of goods and services.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS DISCLOSURE (continued)

Currency

The settlement dates, amounts contracted for and contractual exchange rates of the CML Group’s major outstanding foreign currency option contracts at balance date were:

	Average rate
	July 31, 2005 currency/A$	July 25, 2004 currency/A$	July 31, 2005 A$M	July 25, 2004 A$M
United States dollars
Less than 3 months		0.73		38.1
3 to 12 months		0.71		3.1

				41.2

The net deferred gain on hedges of anticipated future transactions hedged by the use of foreign currency options and contracts were A$6.3 million as at July 31, 2005 (2004 A$2.5 million loss).

Interest rate risk

The CML Group’s exposure to interest rate risk and the effective interest rates on financial instruments at balance date were:

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Later than 5 years A$M	Non interest bearing A$M	Total A$M
At July 31, 2005
Assets
Cash and deposits	6.22	287.5				369.4	656.9
Trade and other debtors						479.1	479.1
Employee Share Plan	5.10	16.0					16.0
Government and semi-government stocks and bonds	5.78		2.0	9.0			11.0
Shares and investments in unit trusts						133.9	133.9

Total financial assets		303.5	2.0	9.0		982.4	1,296.9

At July 31, 2005
Liabilities
Trade creditors and accrued liabilities						3,001.4	3001.4
Commercial paper - domestic	5.68	79.9					79.9
Medium-term notes – domestic	6.14				400.0		400.0
Medium-term notes – international	1.23	61.6	235.1				296.7
Other domestic loans	6.06	350.0					350.0
Other foreign currency loans	7.29	216.0					216.0
Interest rate swaps*	4.80	20.1	(60.1)	440.0	(400.0)
Cross currency swaps	6.42	86.7					86.7
Employee entitlements						565.7	565.7

Total financial liabilities		814.3	175.0	440.0		3,567.1	4,996.4

*	Notional principal amounts

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30.	FINANCIAL INSTRUMENTS DISCLOSURE (continued)

			Fixed interest rate maturing
	Weighted average effective interest rate %	Floating interest rate A$M	1 year or less A$M	1 to 5 years A$M	Later than 5 years A$M	Non interest bearing A$M	Total A$M
At July 25, 2004
Assets
Cash and deposits	5.52	729.4				354.0	1,083.4
Trade and other debtors						433.0	433.0
Employee Share Plan	4.92	29.7					29.7
Government and semi-government stocks and bonds	6.29		5.5	3.6			9.1
Shares and investments in unit trusts						103.8	103.8

Total financial assets		759.1	5.5	3.6		890.8	1,659.0

At July 25, 2004
Liabilities
Trade creditors and accrued liabilities						2,808.6	2,808.6
Medium term notes – domestic	7.03		350.0				350.0
Medium term notes – international	1.00	66.1		254.5			320.6
Other foreign currency loans	6.25	234.4					234.4
Overdrafts	8.95	7.1					7.1
Interest rate swaps*	4.66	(35.5)	175.0	(139.5)
Cross currency swaps	5.82	62.8					62.8
Employee entitlements						551.7	551.7

Total financial liabilities		334.9	525.0	115.0		3,360.3	4,335.2

*	Notional principal amounts

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

31.	DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair value of each class of financial instrument at July 31, 2005 for which it is practicable to estimate that value in accordance with FAS 107 “Disclosures about Fair Value of Financial Instruments”:

•	Cash and short-term deposits and bank overdrafts

The carrying amount approximates fair value due to the short maturity of these instruments.

•	Receivables (non-current)

The carrying amount approximates fair value.

•	Investments

The fair values of listed investments were based on quoted market prices. The fair values of other investments were determined based on the underlying net asset position of each investment.

•	Short-term loans

The carrying amount approximates fair value.

•	Long-term debt

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

Net fair values of government and semi-government stocks and bonds are included in Note 11.

Credit risk

The carrying amounts of financial assets included in the consolidated financial statements represent the CML Group’s exposure to credit risk in relation to these assets. The credit exposure of interest rate swaps and forward foreign exchange contracts are represented by the net fair value of the contracts, as disclosed.

The CML Group does not have any significant exposure to any individual counterparty or major concentrations of credit risk that arise from the CML’ Group’s financial instruments.

The estimated fair values of the CML Group’s financial instruments at July 31, 2005 are as follows:

	July 31, 2005		July 25, 2004
	Carrying Amount A$M	Fair Value A$M	Carrying Amount A$M	Fair Value A$M
Cash	440.9	440.9	849.0	849.0
Short-term deposits	217.2	217.2	236.5	236.5
Investments	144.9	144.9	112.9	112.9
Receivables (non-current)	33.6	33.6	50.4	50.4
Bank overdraft	—	—	(7.1)	(7.1)
Long-term debt and other loans	(1,347.7)	(1,347.1)	(910.8)	(918.8)
Cross currency interest rate swap agreements *	(90.0)	(90.8)	(65.0)	(66.4)
Interest rate swap agreements *	0.1	0.2	0.4	6.3
Forward contracts	8.6	8.6	(1.6)	(1.6)
Futures contracts and forward rate agreements *			(0.1)	—
Currency options			0.9	1.6

The above estimates are not necessarily indicative of the amounts the CML Group might pay or receive in a current market exchange.

*	These financial instruments have been used to hedge long-term debt.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP

A description of the more significant differences between Australian GAAP, as followed by Coles Myer Ltd., and U.S. GAAP are as follows:

a	Goodwill

For the purposes of U.S. GAAP, goodwill acquired is not amortized but must be tested for impairment at least annually, or when conditions warrant.

b	Other intangibles

Under U.S. GAAP, other intangibles which are considered to have indefinite lives, are not amortized but must be tested for impairment at least annually, or when conditions warrant by comparing the fair value of those assets with their recorded amounts. Subsequent to 2002 the useful lives of licenses and brand names have been assessed as indefinite for Australian financial reporting, and accordingly there is no adjustment in 2005, 2004 and 2003.

c	Revaluation/depreciation of property

1. Certain property has been revalued by the Company under Australian GAAP (refer Note 1(i)). The amount of such revaluation increments and decrements is included in reserves, which form part of total equity.

For U.S. GAAP purposes, impairments in value of non-current assets are charged to profit. Any impairments relating to individual assets, which have been charged to the asset revaluation reserve, have been adjusted in the reconciliation of net profit to U.S. GAAP.

2. The accounting convention of revaluing property and certain investments under Australian GAAP also causes differences in reported gains/losses on the sale of revalued properties and investments as the reported gain/loss is based on consideration received, less revalued net book value.

For U.S. GAAP purposes, gains/losses are determined as the difference between the consideration and the net book value based on historical cost and would be reported as gains/losses in the year realized, and thus have been adjusted in the reconciliations of shareholders’ equity to U.S. GAAP.

3. Depreciation expense is based on the carrying value of the property rather than the historical cost of the property and therefore the depreciation expense is higher under Australian GAAP in the year of revaluation and subsequent years. Since U.S. GAAP does not permit property to be valued above historical cost, the depreciation charge has been adjusted to reflect historical cost depreciation in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

4. Under Australian GAAP, the Group does not depreciate properties that it regards as investment properties. U.S. GAAP requires all properties to be depreciated and therefore an additional depreciation expense has been recognized.

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

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP (continued)

e	Employee Share Plan

1. The Company has issued shares to employees under the Employee Share Plan (refer Note 25 for details). Any difference between market value and the issue price of the shares issued under such plans is not required to be accounted for under Australian GAAP.

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

2. Coles Myer Ltd. provides finance to the Coles Myer Employee Share Plan to acquire shares issued to employees. Under U.S. GAAP, the outstanding balance of the loan provided is required to be deducted from shareholders’ equity, rather than classified as an asset. The effect of this adjustment is reflected in the reconciliation of shareholders’ equity to U.S. GAAP. In 2005 and 2004, the elimination of interest income on this loan is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

f	Executive Performance Shares and Option Plans

The Company has issued options and performance shares to employees under various equity incentive plans (refer to Item 6E). Any benefit derived by employees as a result of issues of equity instruments is not required to be accounted for under Australian GAAP. From 1999 the Company adopted U.S. Statement of Financial Accounting Standards No. 123 “Accounting for Stock Based Compensation” (SFAS 123) which requires that the fair value of equity instruments at date of grant be accounted for as deemed compensation and be charged against profits over the expected term of the options. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S.

	2005	2004	2003
Weighted average:
Fair value of equity instrument granted (A$)	3.18	1.62	1.12
Expected dividend yield (%)	3.50	3.00	3.73
Expected stock price volatility (%)	21.7	25.0	27.5
Risk-free interest rate (%)	5.34	5.60	4.94
Expected life of equity instrument (months)	37	34	37

g	Retirement benefits

The CML Group’s retirement benefit expense in relation to defined benefit plans included in these financial statements is based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan.

For U.S. GAAP purposes SFAS 87 requires accounting for defined benefit retirement plan expense to be on an accrual basis, rather than based on contributions payable to the retirement plan for the year. The effect of adopting this method of accounting is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP. The disclosure required under SFAS 87 is incorporated in Note 24.

Post retirement benefits, other than pensions, paid by the CML Group are not material.

h	Income tax

The CML Group has adopted FAS 109 for U.S. GAAP purposes. Given FAS 109 requires a “liability approach” to accounting for income taxes, which is very similar to that adopted under Australian GAAP, the differences between the two are immaterial.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP (continued)

i	Lease incentives

The CML Group has received certain incentives to enter into lease agreements, which under Australian GAAP it has recognized in profit in the year receivable, up to January 30, 1995. From that date onwards lease incentives are deferred and amortized over the period of benefit.

U.S. GAAP requires lease incentives to be recognized in profit over the term of the new lease. Whilst U.S. GAAP and Australian GAAP are now equivalent a reconciliation difference exists for the relevant leases entered into prior to January 30, 1995. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

j	Finance leases

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

k	Onerous New Zealand contracts

Under Australian GAAP a provision for onerous New Zealand contracts was raised in 2001. The balance of this provision was A$NIL (net of tax effect A$NIL million) and A$6.6 million (net of tax effect A$NIL) at July 31, 2005 and July 25, 2004, respectively. Under U.S. GAAP, the raising of this type of provision is not permitted. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

l	Annual leave entitlements

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

Although the Company changed its Australian GAAP policy to comply with a new standard, which required the liability to be measured at projected rates of pay without discounting, the Company elected not to change the US policy.

The balance of this adjustment to the provision at July 31, 2005 was A$4.6 million, net of tax effect A$1.9 million. The effect of this adjustment is reflected in the reconciliation of shareholders’ equity to U.S. GAAP.

m	Hedging instruments

The CML Group uses derivatives as a means of hedging interest rate and exchange rate risk (refer Note 30 for details). Under Australian GAAP, such derivatives are carried at cost. U.S. GAAP requires that the CML Group’s derivatives be recorded at fair value. Changes in fair value of the instrument are charged against profits of the Company. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP (continued)

n	ReCAPS

Under Australian GAAP, the ReCAPS are classified as equity (refer Note 21). Under U.S. GAAP, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150), was adopted for the first time in 2004. Under the new rules an instrument that will be settled with a variable number of shares should be classified as a liability if the monetary value at inception is a fixed known amount. Accordingly the ReCAPS have been reclassified from equity to debt. In reclassifying the ReCAPS to liabilities, the associated dividends, transaction costs and conversion discount have been recorded as interest expense, thereby impacting net profit.

These reclassifications and adjustments have been reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

o	Megamart divestment costs

Under Australian GAAP, a provision of A$34.1 million (net of tax effect A$14.6 million) was raised in 2005 for surplus leased space and other divestment costs. Under U.S. GAAP, the raising of this type of provision is not permitted. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to U.S. GAAP.

p	Asset impairment

Under Australian GAAP, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, is the brand. In addition, an assessment is made of the carrying value of clearly redundant assets using discounted cash flows.

Under U.S. GAAP, impairment is assessed at an individual store level, however, the assessment is required when events or circumstances indicate that the store’s carrying amount may not be recoverable.

As a result of the transition to A-IFRS, during fiscal 2005 Company management assessed the carrying amount of all stores in the CML Group. For this purpose each store is evaluated as a CGU, which is comparable to the asset group concept in U.S. GAAP. The IFRS review provided a trigger for a review of the recoverability of all store assets under U.S. GAAP. For those stores where the sum of undiscounted future cash flows was less than the carrying amount, each impaired store was written down to its fair value. The circumstances and events that led to this impairment relate to the underlying performance of individual stores within the CML Group. As a result, under U.S. GAAP, a charge of A$76.0 million (net of tax effect A$32.5 million) has been recorded against plant and equipment across all segments in the current year.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP (continued)

INCOME STATEMENTS

	Notes	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Net profit, as reported in the Consolidated Income Statements		616.1	608.1	421.1
Adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	18.4	19.2	16.2
- Revaluation of properties	c	(10.5)	(16.4)	(12.5)
- Building depreciation charged on investment properties	c	(0.8)	(1.3)	(1.6)
- Gains on sales of properties which are leased back	d	15.3	(0.2)	13.3
- Compensation benefit/(expense) on share issues to employees	e	(6.1)	(24.5)	(12.5)
- Interest on Employee Share Plan loan	e	(3.6)	(38.0)
- Compensation expense on option issues to employees	f	(12.5)	(19.4)	(21.6)
- Adjustment to retirement benefit expense	g	15.1	9.9	(0.9)
- Lease incentive income	i	1.9	1.9	1.9
- Onerous New Zealand contracts	k	(6.6)	(10.2)	(12.5)
- Hedging instruments	m	(3.7)	3.2
- Adjustment to annual leave entitlement	l	(2.0)
- Effect of change in accounting policy for ReCAPS	n	(66.6)	(56.9)
- Megamart divestment costs	o	34.1
- Impairment of assets	p	(76.0)

Net income, according to U.S. GAAP		512.5	475.4	390.9

- Cumulative effect of change in accounting policy for supplier promotional rebates, net of tax of A23.0 million				53.5

Net income from continuing operations, according to U.S. GAAP		512.5	475.4	444.4

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP (continued)

SHAREHOLDERS’ EQUITY

	Notes	July 31, 2005 A$M	July 25, 2004 A$M
Shareholders’ equity as reported in the consolidated balance sheets		3,736.0	4,097.6
Cumulative adjustments required to accord with U.S. GAAP:
- Goodwill amortization adjustment	a	54.9	36.5
- Accumulated amortization of other intangibles adjustment	b	2.9	2.9
- Revaluation of properties	c	(135.5)	(67.3)
- Building depreciation charged on investment properties	c	(10.0)	(9.2)
- Gains on sales of properties which are leased back	d	(168.4)	(183.7)
- Compensation expense on share issues to employees	e	(74.0)	(76.7)
- Employee Share Plan loan	e	(16.0)	(29.7)
- Compensation expense on option issue to employees	f	(3.0)	(5.1)
- Accrued retirement cost of A$46.0 million (2004 - A$67.5 million), net of tax effect A$13.8 million (2004 - A$20.2 million), calculated under U.S. GAAP	g	(32.2)	(47.3)
- Lease incentive income	i	(15.7)	(17.6)
- Onerous New Zealand contracts	k		6.6
- Adjustment to annual leave entitlements	l	4.6	6.6
- Hedging instruments	m	(0.5)	3.2
- ReCAPS	n		(684.1)
- Megamart divestment costs	o	34.1
- Impairment of assets	p	(76.0)

Shareholders’ equity, according to U.S. GAAP		3,301.2	3,032.7

FINANCIAL POSITION

	July 31, 2005 A$M	July 25, 2004 A$M

Material adjustments to accord with U.S. GAAP would cause the following line items appearing in the balance sheets to be disclosed as:
- Receivables (non-current)	17.6	20.7
- Property, plant and equipment	3,603.0	3,319.2
- Intangible assets, net	674.8	736.9
- Long-term debt	1,213.3	1,397.5
- Other liabilities (non-current)	343.0	372.5
- Provisions (non-current)	374.9	493.5
- Reserves and retained profits*	1,198.2	1,406.6

*	Included in reserves in 2005 is other comprehensive income of A$0.6 million (2004 A$30.4 million) in relation to the foreign currency translation reserve.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

32.	RECONCILIATION TO U.S. GAAP (continued)

EARNINGS PER SHARE - U.S. GAAP

	2005 53 weeks A$M	2004 52 weeks A$M	2003 52 weeks A$M
Net income from continuing operations	512.5	475.4	444.4

Net income	512.5	475.4	390.9

Basic earnings per share (in A$):
Net income from continuing operations	0.42	0.40	0.34
Net income	0.42	0.40	0.29
Diluted earnings per share (in A$):
Net income from continuing operations	0.41	0.39	0.33
Net income	0.41	0.39	0.29
Weighted average number of common shares and common share equivalents for basic calculations (millions)	1,225.6	1,204.3	1,192.1
Number of shares for diluted calculations (millions)	1,239.4	1,208.8	1,192.6

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

33.	RECENTLY ISSUED U.S. ACCOUNTING STANDARDS

In November 2004, the FASB issued SFAS No. 151 “Inventory costs – an amendment of ARB No 43, Chapter 4 (FAS 151)”, becoming effective for interim periods commencing on or after June 15, 2005. As such the Company will be required to adopt FAS 151 for the financial year ending July 30, 2006.

Under FAS 151, abnormal amounts of inventory related costs are recorded as period costs, rather than capitalized as inventory. At this time it is not possible to determine the impact of FAS 151.

In December 2004, the FASB issued SFAS No. 123(R) “Share-Based Payment”, becoming effective for interim periods commencing on or after June 15, 2005. As such the Company will be required to adopt FAS 123(R) for the financial year ending July 30, 2006. SFAS No. 123(R) requires companies to recognize an expense for the issue of employee stock options and similar awards. Under U.S. GAAP the Company has already adopted the original version of SFAS No. 123, “Accounting for Stock Based Compensation” – refer Notes 32 (f) and (g). At this time it is not possible to determine the impact of SFAS No. 123(R).

In December 2004, the SEC issued D-108 “Use of the Residual Method to Value Acquired Assets other Than Goodwill”, becoming effective for fiscal years commencing after December 15, 2004. As such the Company will be required to adopt D-108 for the financial year ending July 30, 2006. For intangible assets that were previously valued using the residual method, D-108 requires those assets to be assessed for impairment using the direct method. At this time it is not possible to determine the impact of D-108.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.	LIST OF SUBSIDIARIES

Coles Myer Ltd.

Bi-Lo Pty Ltd

Barrier Investments Pty Ltd

CMFL Services Ltd

Financial Network Card Services Pty Ltd

CMPQ (CML) Pty Ltd

Coles Myer Ansett Travel Pty Ltd (97.5% owned)

Coles Myer Asia Pty Ltd

Coles Myer Deposit Services Pty Ltd

Coles Myer Finance Ltd

Coles Myer Finance (USA) Ltd

Coles Myer International Pty Ltd

Coles Myer New Zealand Holdings Ltd (1)

CMNZ Finance Ltd (1)

Retail Investments Pty Ltd

CMNZ Investments Pty Ltd

Sanco Insurance Pte Ltd (2)

Coles Myer Logistics Pty Ltd

Coles Myer Properties Holdings Ltd

Australian Grocery Holdings Pty Ltd

Clarkson Shopping Centre Pty Ltd

CMPQ (PEN) Pty Ltd

CMTI Pty Ltd

Coles Myer Properties Pty Ltd

Coles Myer Property Developments Ltd

Fulthom Pty Ltd

ht (colesmyer) Pty Ltd

Morley Shopping Centre Pty Ltd

Myer Melbourne Ltd

Myer Properties W.A. Ltd

Orzo Pty Ltd

Procurement Online Pty Ltd

Tooronga Shopping Centre Pty Ltd

Coles Supermarkets Australia Pty Ltd

Charlie Carter (Norwest) Pty Ltd

Eureka Operations Pty Ltd

Newmart Pty Ltd

Tooronga Holdings Pty Ltd

e.colesmyer Pty Ltd

colesmyer.com Pty Ltd

e.tailing (colesmyer) Pty Ltd

Coles Online Pty Ltd

Liquorland Direct Pty Ltd

Direct Fulfilment Group Pty Ltd

e.trading (colesmyer) Pty Ltd

Harris Technology (NZ) Pty Ltd

Multimedia Services Pty Ltd

now.com.au Pty Ltd

Grace Bros. Pty Ltd (formerly Grace Bros. Holdings Pty Ltd)

Grocery Holdings Pty Ltd

General Merchandise and Apparel Group Pty Ltd

Harris Technology Pty Ltd

Katies Fashions (Aust.) Pty Ltd

G.J. Coles & Coy. Pty Ltd

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

34.	LIST OF SUBSIDIARIES (continued)

Kmart Australia Ltd

Arana Hills Properties Pty Ltd

Tyremaster (Wholesale) Pty Ltd

W4K. World 4 Kids Pty Ltd

Liquorland (Australia) Pty Ltd

Australian Liquor Group Ltd

Knox Liquor Australia Pty Ltd

Osmond Hotel Pty Ltd

Outfront Liquor Services Pty Ltd

Guidel Pty Ltd

Sorcha Pty Ltd

Philip Murphy Melbourne Pty Ltd

Philip Murphy Niddrie Pty Ltd

Philip Murphy Toorak Pty Ltd

Philip Murphy Wine and Spirits Pty Ltd

Theo’s Liquor Pty Ltd (formerly Pallas Newco Pty Ltd)

ALW Newco Pty Ltd

Pacific Liquor Wholesalers Pty Ltd

Liquorland (Qld.) Pty Ltd

Mycar Automotive Pty Ltd

Myer Ltd (formerly Myer Stores Ltd)

Officeworks Superstores Pty Ltd

Officeworks Superstores N.Z. Ltd (1)

Viking Direct Pty Ltd

Officeworks Businessdirect Pty Ltd (formerly Viking Office Products Pty Ltd)

Penneys Pty Ltd

Price Point Pty Ltd

Target Australia Pty Ltd

Fosseys (Australia) Pty Ltd

Tickoth Pty Ltd

Tyremaster Pty Ltd

Comnet Pty Ltd

The Myer Emporium Ltd

Controlled entities liquidated 2005

CMFL Holdings Pty Ltd

Coles KMR Pty Ltd

Coles Myer Investments Pty Ltd

Coles Myer Property Investments Pty Ltd

Charlot Pty Ltd

Except where shown, controlled entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Myer Ansett Travel Pty. Ltd. not owned by the CML Group gives rise to outside equity interests of A$NIL. The balance date of all controlled entities was July 31, 2005.

Controlled entities carry on business in their countries of incorporation except Coles Myer Asia Pty. Ltd., which carries on business in China.

(1)	Incorporated in New Zealand.

(2)	Incorporated in Singapore.

COLES MYER LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

GLOSSARY OF TERMS

To assist U.S. readers in understanding unfamiliar terms, the following glossary is presented.

Australian terminology	United States equivalent

Shareholders’ equity	Stockholders’ equity

Authorised capital	Authorized capital stock

Ordinary shares	Common stock

Reserve (forms part of shareholders’ equity)	Appropriated surplus of retained earnings

Provision	Accrued liability or reserve - (can represent either accrued liability or estimated depletion in the cost of an asset)

Retained profits	Retained earnings

Investment allowance	Investment tax credit

Future income tax benefit	Deferred tax asset

Listed securities	Marketable equity securities

Bonus share issue	Stock dividend

Controlled entity	Subsidiary

Foreign currency translation reserve	Cumulative translation adjustment

ITEM 19	EXHIBITS

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997), as amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated September 7, 2001), and as subsequently amended by the amendment to Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 22, 2005).

2.1	Debt Issuance Program - Deed of Guarantee, filed with the 2004 Form 20-F

2.2	Debt Issuance Program - Deed of Covenant, filed with the 2004 Form 20-F

2.3	Note Deed Poll

2.4	Guarantee Deed Poll

2.5	Common Provisions Deed Poll

4.1	Employment agreement - Ms. Dawn Robertson, filed with the 2002 Form 20-F

4.2	Employment agreement - Mr. Tim Hammon, filed with the 2003 Form 20-F

4.3	Amendment to Employment agreement - Ms. Dawn Robertson, filed with the 2004 Form 20-F

4.4	Employment agreement - Mr. Hani Zayadi, filed with the 2004 Form 20-F

4.5	Employment agreement - Mr. Larry Davis, filed with the 2004 Form 20-F

4.6	Employment agreement - Mr. Steven Cain, filed with the 2004 Form 20-F

4.7	Employment agreement - Mr. Fraser MacKenzie, filed with the 2004 Form 20-F

4.8	Agreement to extend term of appointment - Mr. John Fletcher

4.9	Employment agreement - Mr. Hani Zayadi

4.10	Employment agreement - Mr. Larry Davis

4.11	Employment agreement – Ms. Launa Inman

4.12	Settlement and Release Agreement – Mr. Steven Cain

8.	List of subsidiaries (included herein as Note 34 in the consolidated financial statements).

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2005

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2005

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated December 15, 2005

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated December 15, 2005

15.1	License Agreement between Kmart Corporation and Kmart Australia Limited, dated August 1, 1994.

15.2	License Agreement between Kmart Corporation and Kmart New Zealand Limited, dated August 1, 1994.