Form 20-F
period 2006-07-30
COLES GROUP LTD
filed 2007-01-29
CIK 825777

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED JULY 30, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 1-10083

COLES GROUP LIMITED.

Australian Business Number 11 004 089 936

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organization)

800 TOORAK ROAD, TOORONGA, VICTORIA 3146 AUSTRALIA

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (g) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares	New York Stock Exchange*

*	Not for trading but only in connection with the registration of American Depository Shares, pursuant to the requirements of the Securities and Exchange Commission. Effective February 6, 2006, the Company delisted from the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12 (b) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

Fully Paid Ordinary Shares	1,189,919,434
Partly Paid Ordinary Shares paid up to A$0.01 per share	21,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act  Yes ☒ No ☐

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

Yes ☒ No ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

CERTAIN DEFINITIONS

The ‘Company’ or ‘Coles Group’ or ‘Group’ means Coles Group Limited and its consolidated entities ABN 11 004 089 936. Shareholders at the 2006 Annual General Meeting approved the renaming of the Company, formerly known as Coles Myer Ltd.

The fiscal year of Coles Group Limited ends on the last Sunday in July each year. The fiscal year ended July 30, 2006 is referred to in the text of this Annual Report as ‘2006’, and other fiscal years are referred to in a corresponding manner. In the Consolidated Financial Statements included in Item 17, the financial year 2005-06 is also referred to as 2006, and similarly for other years, except where otherwise stated. See also ‘Glossary of Terms’ at note 41 of the Consolidated Financial Statements included in Item 17 for descriptions of certain terms used in this Annual Report.

In this Annual Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Australian dollars (A$).

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains certain forward-looking statements, including statements regarding the expected outlook for the retail-trading environment in Australia, the implementation of strategies for growth in other businesses, and levels of anticipated capital expenditures. Coles Group can give no assurances that the actual results will not differ materially from the statements contained herein. Neither can Coles Group give assurances, express or implied, as to any underlying assumption or that a forward looking statement will be achieved. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Coles Group, which may cause actual results to differ materially from those expressed in the statements contained herein. Any such forward-looking statements speak only as of the date of this Annual Report. In the absence of a specific legal obligation to the contrary, Coles Group undertakes no responsibility to publicly announce the result of any revisions to any forward-looking statements contained herein to reflect future developments or events.

Risk factors, which may affect Coles Group’s future performance, are discussed in Item 3D.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT & ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

The selected income statement data for 2005 and 2006, and the selected balance sheet data as at July 31, 2005 and July 30, 2006 set forth below (other than percentages) are derived from the audited Consolidated Financial Statements of Coles Group included in this Annual Report. They should be read in conjunction with, and are qualified in their entirety by reference to, those statements, including the notes thereto. Coles Group’s Consolidated Financial Statements are prepared in accordance with Australian International Financial Reporting Standards (AIFRS), which varies in certain material respects from generally accepted accounting principles in the United States (US GAAP). A reconciliation to US GAAP is set out in note 41 of the notes to the Company’s Consolidated Financial Statements included in Item 17.

It should be noted that results for 2006 reflect 52 trading weeks compared to 53 trading weeks for 2005. This is because the Company’s fiscal year ends on the last Sunday in July each year and, as a result, approximately every six years an extra trading week is included in the Company’s consolidated results for that fiscal year.

In accordance with the instructions to the Form 20-F, owing to the change in the body of the accounting principles used in preparing the Company’s Consolidated Financial Statements from Australian generally accepted accounting principles to AIFRS, only two years of financial statements have been presented.

Amounts in accordance with International Financial Reporting Standards

	2006(1) US$	2006 A$	2005(2) A$
	(In millions, except per share amounts)
Consolidated Income Statement
Revenue from sale of goods (3)	28,122.0	36,698.4	36,167.8
Other operating revenue	102.9	134.3	123.1
Revenue (excluding finance income)	28,224.9	36,832.7	36,290.9
Revenue from sale of goods – from continuing operations (3)	26,216.7	34,212.0	33,018.2
Other operating revenue – from continuing operations	70.3	91.8	71.9
Revenue (excluding finance income) – from continuing operations	26,287.0	34,303.8	33,090.1
Profit from ordinary activities before income tax-total	1,055.9	1,377.9	903.2
Profit from ordinary activities before income tax – from continuing operations	576.3	752.0	972.0
Profit/(loss) from ordinary activities before income tax – from discontinued operations	479.6	625.9	(68.8)
Income tax expense	(164.2)	(214.3)	(265.3)
Income tax expense – from continuing operations	(165.2)	(215.6)	(285.9)
Income tax expense – from discontinued operations	1.0	1.3	20.6
Profit for the year – total	891.7	1,163.6	637.9
Profit for the year – from continuing operations	411.0	536.4	686.1
Profit/(loss) for the year – from discontinued operations	480.6	627.2	(48.2)
Per Ordinary Share:
- Basic earnings – from continuing operations	0.33	0.43	0.52
- Basic earnings – from discontinued operations	0.38	0.50	(0.04)
- Basic earnings – from total operations	0.71	0.93	0.48
- Diluted earnings – from continuing operations	0.33	0.43	0.52
- Diluted earnings – from discontinued operations	0.38	0.49	(0.03)
- Diluted earnings – from total operations	0.70	0.92	0.49
- Cash dividends	0.280	0.365	0.313
Consolidated Balance Sheet
(at year end)
Total assets	7,000.4	9,135.3	9,223.8
Contributed equity	1,643.1	2,144.2	2,068.6
Total equity	2,757.1	3,598.0	3,415.1

(1)	Merely for the convenience of the reader, certain selected financial data has been converted into United States Dollars at the Noon Buying Rate on July 28, 2006, the last trading day of the fiscal year, of A$1.00 = US$0.7663. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. For a more recent A$/US$ exchange rate, refer to ‘Exchange Rates’ on page 5 of this Annual Report.

(2)	Results for 2005 reflect 53 trading weeks compared to 52 trading weeks for other fiscal years shown.

(3)	Revenue from sale of goods excludes Goods and Services Tax (GST).

Amounts in accordance with US GAAP

	2006(1) US$		2006 A$		2005(2) A$		2004 A$		2003 A$		2002(3) A$
	(In millions, except per share amounts)
Consolidated Income Statement
Revenue from sale of goods (3)		28,122.0		36,698.4		36,167.8		32,082.2		26,875.8		25,688.7
Revenue from sale of goods – from continuing operations (3)		26,216.7		34,212.0		33,018.2		28,897.8		23,752.9		22,445.5
Revenue from sale of goods – from discontinued operations (3)		1,905.3		2,486.4		3,149.6		3,184.4		3,122.9		3,243.2
Net profit before cumulative effect of change in accounting principle – total		927.6		1,210.5		512.5		475.4		390.9		310.7
Net profit before cumulative effect of change in accounting principle – from continuing operations		403.7		526.8		544.7		423.0		384.4		340.4
Net profit before cumulative effect of change in accounting principle – from discontinued operations		523.9		683.7		(32.2)		52.4		6.5		(29.7)
Net profit before cumulative effect of change in accounting principle – total
- Basic earnings per share		0.75		0.98		0.42		0.40		0.29		0.22
- Diluted earnings per share		0.74		0.96		0.41		0.39		0.29		0.22
Net profit before cumulative effect of change in accounting principle – from continuing operations
- Basic earnings per share		0.33		0.43		0.45		0.35		0.28		0.25
- Diluted earnings per share		0.32		0.42		0.44		0.35		0.28		0.25
Net profit – total		683.8		892.3		512.5		475.4		444.4		310.7
Net profit – from continuing operations		159.9		208.6		544.7		423.0		430.3		340.4
Net profit – from discontinued operations		523.9		683.7		(32.2)		52.4		14.1		(29.7)
Net profit – total
- Basic earnings per share		0.55		0.72		0.42		0.40		0.34		0.22
- Diluted earnings per share		0.54		0.71		0.41		0.39		0.33		0.22
Net profit – from continuing operations
- Basic earnings per share		0.13		0.17		0.45		0.35		0.32		0.25
- Diluted earnings per share		0.13		0.17		0.44		0.35		0.32		0.25
Per Ordinary Share:
- Cash dividends (4)		0.280		0.365		0.313		0.265		0.260		0.255
- Cash dividends in US$ (4) (5)	$	US0.27	$	US0.27	$	US0.24	$	US0.19	$	US0.18	US$	0.14
Consolidated Balance Sheet
(at year end)
Total assets		6,655.5		8,685.2		9,179.4		9,109.9		8,422.4		8,218.8
Contributed equity		1,658.0		2,163.6		2,090.1		1,626.1		2,210.3		2,032.3
Total equity		2,389.5		3,118.2		3,301.2		3,032.7		3,329.4		3,107.6

	Millions of shares
Issued capital - number of outstanding shares (6)				1,189.9		1,237.2		1,225.5		1,212.5		1,184.7

Refer key on page 5.

Key to table on page 4.

(1)	Merely for the convenience of the reader, certain selected financial data has been converted into United States Dollars at the Noon Buying Rate on July 28, 2006, the last trading day of the fiscal year, of A$1.00 = US$0.7663. These translations should not be construed as representations that the A$ amounts actually represent such US$ amounts or could be converted into US$ at the rate indicated. For a more recent A$/US$ exchange rate, refer to ‘Exchange Rates’ on page 5 of this Annual Report.

(2)	Results for 2005 reflect 53 trading weeks compared to 52 trading weeks for other fiscal years shown.

(3)	Revenue from sale of goods excludes Goods and Services Tax (GST). Sales for 2002 have not been adjusted for the concessional sales change of accounting policy.

(4)	Dividends for 2002 include the interim and final dividends relating to each respective fiscal year. As a result of the change in accounting policy for providing for dividends, since 2003 dividends for each year include the interim dividend of that year and the final dividend of the prior year (refer note 7 of the Consolidated Financial Statements included at Item 17).

(5)	Based on the Noon Buying Rate for cable transfers in A$ as at each payment date as certified for customs purposes by the Federal Reserve Bank of New York. The actual rates of exchange used in determining the dollar payments were the exchange rates on the dates payments were made, being November 14, 2005 and May 15, 2006.

(6)	The balance up to 2004 excludes the number of Reset Convertible Preference Shares (ReCAPS). The ReCAPS were converted to ordinary shares during the year ended July 31, 2005. Balances include partly paid shares.

Exchange Rates

The following table sets forth, for the last five complete financial years, the average rate of exchange of A$ into US$ based on the Noon Buying Rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the Noon Buying Rate).

Fiscal Year	2006	2005	2004	2003	2002
	(all figures in US$ per A$)
Average rate (1)	0.7475	0.7564	0.7181	0.5884	0.5270

(1)	The average of the Noon Buying Rates on the last day of each full month during the period.

The high and low exchange rates for the previous six complete months are:

Months	High	Low
	(all figures in US$ per A$)
July 2006	0.7664	0.7407
August 2006	0.7699	0.7568
September 2006	0.7704	0.7461
October 2006	0.7743	0.7434
November 2006	0.7896	0.7629
December 2006	0.7914	0.7795

The exchange rate at January 12, 2007 was A$1.00 = US$0.7826.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

This section describes some of the risks that could affect the Company’s business. The factors below should be considered in connection with any forward-looking statements in this Annual Report. The risks below are not the only ones the Company faces – some risks may not be known to the Company, and some, which are not currently considered to be material, could later turn out to be material.

The major risk factors, which may impact Coles Group, include:

Risks Related to Coles Group

There is a risk that if the Company’s strategic plan is not clearly defined and communicated, the Company will be unsuccessful in fulfilling its vision to be a great retailer that customers turn to first for their everyday shopping purchases.

The Company’s vision is to be a great retailer that customers turn to first for their everyday shopping purchases. Well-judged customer propositions and successful marketing programs influence the continued growth of retail profitability. Critical factors to Coles Group maintaining its competitive position are: (i) the ability of Coles Group to successfully gauge and satisfy consumer preferences, and to reward customer loyalty; (ii) merchandising skills to enable improvement in product range to better meet customer needs; (iii) ability to source products in a timely and efficient manner; and (iv) appropriate price positioning. The Company needs an appropriate framework of structures and processes that support the Group through the implementation of this strategy. If the appropriate structures and processes are not in place, the Company may miss or have inadequate responses to the market and new market opportunities.

There is a risk that the Company may not fully realize expected benefits from better leverage of the Group’s operations.

The Group’s future plans include expected benefits from greater efficiencies in areas that are common across the Group (in particular Supply Chain and Information Technology) and access to greater economies of scale. There is a risk that the Company may not leverage the benefits available from the scale, depth and breadth of its retail capability. If the Company is not able to realize these benefits or identify other sources of benefits, its future ability to reduce costs and remain competitive may be reduced.

There is a risk that the Company may not fully realize expected savings from its simplification program.

One of the key planks of the Company’s current strategy is the reduction of support costs and reinvestment into stores, facilitated by the integration of certain brands. This is expected to result in the loss of 2,500 permanent support staff by the end of 2008. The Group has many different systems that are complex and subject to interdependencies. There is a risk that systems cannot be integrated according to plan. This may have an adverse impact on the Company’s ability to rationalize its workforce. If the Company is not able to fully realize these savings or identify other sources of benefits its future ability to remain competitive may be reduced.

There is a risk that if the Company is unable to implement its simplification program, the future performance of the Group may be affected.

The cost, potential problems and interruptions associated with the implementation of simplification initiatives may disrupt or reduce the efficiency of our operations. Enhancements to processes and systems may not provide the benefits when anticipated. These risks may result in the businesses not receiving the level of support that they require, and their future profitability may be affected.

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

The Company must regularly evaluate its customer proposition for each of its brands in a dynamic and competitive marketplace. Growth initiatives are based on: (i) expanding share within existing markets through differentiated product offers and competitive pricing; or (ii) identifying new retail opportunities. Two of the key planks of the Group’s current strategy include the review of store formats and product initiatives. The success of this strategy depends on management’s ability to identify and respond to consumer preferences. Product initiatives may require the Company to identify new suppliers, who meet our standards in a timely and efficient manner. There is a risk that if the Company does not successfully innovate and improve its customer offer, its market share and future growth may be impacted.

If Coles Group is unable to locate appropriate store sites, it may not be able to deliver expected store growth.

The Company’s growth strategy includes the opening of new stores, together with the enhancement of existing store formats. Coles Group’s ability to open new stores is dependent on identifying and entering into leases on commercially reasonable terms for properties that are suitable for its needs. If Coles Group fails to identify and enter into leases at premium retail sites, the Company’s growth may be impaired.

There is a risk that some of the Company’s stores may underperform.

Individual stores may underperform for a number of reasons (e.g. poor positioning, poor execution, fluctuations in trends and markets, and the Company’s failure or inability to swiftly respond to these). There is a risk that the cost of exiting such low returning sites may be prohibitive. If the Company fails to regularly monitor underperforming stores, and to take appropriate remedial action, such stores will adversely affect profitability.

There is a risk that if the Company is unable to implement its new Information Technology (IT) systems and transform the Supply Chain the future performance of the Group may be affected.

The Company’s growth strategy includes significant investment in new IT systems. Coles Group has a large number of systems, and there is a risk that if Coles Group does not adequately implement the IT strategy to support improvement and efficiency across the business, its future profitability may be affected.

The transformation of the Supply Chain is a major initiative for the Company, and is intended to result in better service for customers, simpler processes for stores and lower costs for Coles Group. The initiative is complex, with risks including delays and interruptions. Presently, the Supply Chain is changing rapidly, and consequently the risk of interruption increases. These risks may result in the Company not achieving the expected benefits within expected timeframes.

There is a risk that the Company’s growth strategy may be affected if there are insufficient skills across the Group to support its implementation.

There is a risk of the loss of key members of the senior management team, which may impede the implementation of the Group’s strategies. It is expected that the Company’s simplification program will result in the loss of 2,500 permanent support staff by the end of 2008. The loss of key staff may result in interruption or could reduce the efficiency of our operations in the short-term. It could take longer than expected to realize benefits if transition planning is not appropriate. The loss of key personnel or insufficient management or leadership skills may mean that the Company’s growth strategy does not meet expectations.

There is a risk that industrial action may affect the Company’s operations, impacting business and financial performance.

Coles Group has traditionally had a stable industrial relations environment within its operations. However, there is a risk of industrial unrest or interruption, particularly within distribution centers, in the context of transformation programs, which are currently significantly affecting operations. Any industrial action may increase costs, impact operations and delay transformation initiatives.

There is a trend of increasing competition (from existing and new competitors) in the markets within which Coles Group operates which may affect the results from its retail operations.

There is significant competition in the Australian and New Zealand markets in which Coles Group’s businesses operate. Retail chains generally compete on the basis of location, quality of products, service, price, product variety and store condition. Take-over activity amongst existing competitors intensifies competition. There is also the risk of new entrants into the Australian retail market, either by acquisition of an existing retailing company or through greenfields development. Regulatory authorities may constrain the Company from growing existing brands, particularly within the Food and Liquor Group. As Coles Group operates in a broad range of retail sectors (food and liquor, discount department stores, convenience stores, fuel retailing, etc) it is exposed to competition in almost all retail sectors of the Australian market. These competitive conditions may adversely impact Coles Group’s market share and trading results.

There is a risk that the divestment of the Myer business may affect the Company’s profitability.

During 2006 the Coles Group divested the Myer business. There is a risk that the new owners of the Myer business will compete directly with the merchandise and apparel businesses of the Coles Group. There is a risk that the Coles Group’s market share and future growth may be impacted.

As a consequence of the divestment, Coles Group guaranteed the performance of Myer under certain leases. These guarantees amount to A$164.6 million and primarily expire within a maximum of four years. There is a risk that the Myer business may fail and these guarantees may be called upon.

Coles Group faces the risk of exposure to product liability claims and adverse publicity.

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

The Company sources merchandise, both directly and indirectly, from overseas denominated in either Australian dollars or foreign currency. All foreign exchange exposures arising from the importation of merchandise (including freight and customs), capital expenditure and other goods (for example ‘back of house’ items, fees and expenses), and also foreign currency denominated borrowings, and offshore investments are fully hedged. There is a risk that long-term permanent depreciation of the Australian dollar may impact the Company’s future sourcing costs.

There is a risk of non-compliance with governance, corporations’ law and other listed company obligations and expectations, which may have a negative impact on the Company’s performance.

Coles Group is subject to many laws and regulations including, but not limited to, trade practices, corporations law, employment laws, workers’ compensation and rehabilitation, occupational health and safety, tax and accounting legislation, including the Financial Services Act, State, Territory and local government legislation and regulations that govern property planning issues, liquor licensing, tobacco retailing, retail trading hours and other operational matters, environmental regulation and the Australian Competition and Consumer Commission. Compliance with, or changes in, these laws (which may be brought about by interest lobby groups) may reduce the sales and profitability of Coles Group’s operations and may otherwise adversely affect the Company’s business, financial condition or results.

There is a risk that failure of our internal control over financial reporting may have a negative impact on the Company’s financial results.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with generally accepted accounting principles in the United States. Owing to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. There is a risk that any failure to maintain an effective system of internal control may limit our ability to report our financial results accurately or to detect and prevent fraud.

Risks Related to Australia

The Company’s financial prospects, both in terms of sales and profits are primarily dependent on the Australian economic environment.

The retail trading environment is subject to general economic conditions in the Australian and global markets. The economic conditions in Australia are influenced by a number of factors, including climatic conditions such as the sustained period of drought currently being experienced in Australia, which may impact on the level of disposable income available to consumers to spend in the Company’s stores. Any adverse changes in such economic conditions can be expected to affect the retail-trading environment in general. Adverse developments in economic conditions during the first half of the fiscal year of Coles Group, particularly the Christmas trading period when its sales and profitability are typically strongest, may have a negative impact on Coles Group’s trading results.

The Company’s future financial results, in terms of sales and borrowing costs, may be negatively impacted by higher interest rates.

Higher interest rates affect income available for spending, which can impact the level of retail sales. Higher interest rates also affect the Company’s cost of borrowing and may reduce its profitability.

The foregoing list of important factors is not exclusive and we do not undertake to revise any forward-looking statement to reflect events or circumstances that occur after the date the statement is made.

ITEM 4	INFORMATION ON THE COMPANY

The discussion below contains certain forward-looking information. See comments regarding ‘Forward-Looking Statements’ on page 1 of this Annual Report.

A. HISTORY AND DEVELOPMENT

GENERAL

Coles Group Limited (formerly Coles Myer Ltd.) is an Australian-based retailer, owning and operating stores in most sectors of the Australian retail market, in the general merchandise sector of the New Zealand retail market, and on the Internet. The Company supplies a wide range of food and non-food items in supermarkets, discount department stores, liquor stores, office supplies stores, automotive service centers, fuel outlets and online. Coles Group Limited predominantly trades under the names of ‘Coles’, ‘Bi-Lo’, ‘Coles Express’, ‘Coles Online’, ‘Liquorland’, ‘Vintage Cellars’, ‘1st Choice Liquor Superstore’, ‘Kmart’, ‘Kmart Tyre & Auto’, ‘Target’, ‘Target Country’, ‘Officeworks’, and ‘Harris Technology’. In New Zealand, the Company trades as ‘Kmart’.

The Company commenced business in 1914, operating variety stores. After incorporation in 1921 as G.J. Coles & Coy. Limited (Coles), it continued to operate variety stores until the end of the 1950s, when it branched out into supermarket retailing. In 1969, Coles introduced the discount store concept into Australia through the establishment of the Kmart chain. In 1985, Coles acquired The Myer Emporium Limited, which was the largest department store business in Australia. In 1986, the Company changed its name to Coles Myer Ltd.

Further developments since that time have included purchases and dispositions of specialty store chains and liquor outlets, the Coles Express fuel offering, the development of niche market opportunities in growth categories such as office supplies and motor products, either by way of newly established brands such as Officeworks, or through existing brands extending their offering in specialized areas.

Following the sale of the Myer business and related assets in June 2006, shareholders at the 2006 Annual General Meeting approved the renaming of the Company to Coles Group Limited. The new company name coincides with the Company’s strategy to grow the everyday needs part of its business under one Coles icon brand.

The Company is incorporated in the State of Victoria, Commonwealth of Australia, with the executive offices at 800 Toorak Road, Tooronga, Victoria, 3146, and its telephone number is (61) (3) 9829 3111.

Coles Group Limited is the holding company. The number of subsidiaries/consolidated entities in the Coles Group at July 30, 2006, was 95, all of which are incorporated in Australia and New Zealand, apart from one company, which is incorporated in Singapore.

RECENT DEVELOPMENTS

1.	Divestments

In September 2005, a process began to consider ownership options for Myer, including retention, de-merger and trade sale.

On June 2, 2006, Coles Group announced the completion of the sale of the Myer department store business to TPG-Newbridge Capital and the Myer Family, with TPG-Newbridge assuming control of Myer immediately, for A$1,409.0 million. The disposal included deferred consideration receivable of A$19.5 million, with the gain on sale of Myer after tax amounting to A$583.7 million.

Coles Group Limited will continue to provide some human resources, supply chain, marketing, IT and finance administration support to Myer as independent outsource provider under service level agreements for a commercial fee. Most of these services will transition to Myer during 2007 and the provision of all services will have ceased by the end of 2008.

As a consequence of the divestment, Coles Group Limited has guaranteed rental payments under certain leases. The guarantees amounted to A$164.6 million at July 30, 2006, and primarily expire within a maximum of four years.

In addition, Coles Group Limited issued options for the disposal of certain assets. Subsequent to balance date, the Company has disposed of its interest in the CMS General Trust for A$160.0 million (carrying value A$125.0 million), the Ocean Keys Shopping Center for A$78.0 million (carrying value A$47.9 million) and Casey Central Shopping Center for A$51.0 million (carrying value A$50.7 million).

As a result of the divestment of the Myer business, the Consolidated Financial Statements included at Item 17 have been presented and comparatives restated to distinguish between continuing and discontinued operations. See also note 5 to the Consolidated Financial Statements.

2.	Buyout Proposals – Kohlberg Kravis Roberts & Co (KKR)

In August 2006, the Coles Group Board (the Board) received a highly conditional proposal by a leveraged buyout consortium to acquire Coles Group at an indicative price of A$14.50 per share. On receipt of this proposal, the Board sought advice from external advisers, Carnegie Wylie & Company and Deutsche Bank. Included in the advisers’ analysis was their valuation of the Company under a number of different bases including a discounted cash flow, comparable acquisition multiples and a break-up valuation. The advice provided indicated that the proposal undervalued the Company. Acting on the advice provided, the Board rejected the proposal due to the undervaluation of the Company and the uncertainty of the proposal.

A revised proposal from the KKR led leveraged buyout consortium, of A$15.25 per share, was also rejected during October 2006, for the same reasons mentioned above. The consortium advised the Board that this was its final proposal and that it would withdraw and publicly announce its disengagement if the proposal was rejected. No further proposals have been received from this consortium.

3.	Strategy

In July 2006, Coles Group announced details of its strategic plan to simplify and grow the business, which is intended to significantly reduce costs and drive substantial shareholder returns. Under the new strategy, it is intended that the Coles Group will comprise Target, Officeworks, and a new integrated ‘Everyday Needs’ business that will provide customers with a range of store formats including SuperCentres, supermarkets, liquor stores, convenience and freestanding general merchandise stores. Coles, Bi-Lo, Liquor, Coles Express and Kmart will be progressively integrated, with single rather than multiple support functions. Over time, the Everyday Needs business will be represented by a single umbrella brand, ‘Coles’.

During 2006, a number of strategic initiatives were committed to, resulting in pre-tax costs and write-downs totaling A$295.4 million. These costs relate primarily to redundancy, rebadging, changes to the loyalty program and lease exit costs. See also note 4 to the Consolidated Financial Statements at Item 17.

4.	Acquisitions

Hedley Hotel Group

In June 2006, Coles Group completed the acquisition of the Hedley Hotel Group for A$320.5 million. Included in the total purchase consideration is A$156.2 million which has been settled by way of 13.7 million Coles Group Limited shares, and deferred consideration of A$49.8 million also to be settled by way of shares. Goodwill recognized on the acquisition was A$292.1 million.

The Hedley Hotel Group included 35 hotels, 102 retail liquor stores and sites for an additional 17 1st Choice Liquor Superstores in Queensland. The Hedley acquisition significantly boosted both our liquor superstore and hotel presence in the key Queensland liquor market.

Mr. Corks Liquor Group and Talbot Hotel Group

In December 2006, the Coles Group acquired the Queensland based Mr. Corks Liquor Group and the Talbot Hotel Group for approximately A$51.0 million and A$53.0 million, respectively.

Mr. Corks Liquor Group comprises five hotels, three large format stores and 14 liquor stores/drive thru bottle shops trading under the name of Mr. Corks. The Talbot Hotel Group comprises six hotels, six liquor barns and 11 detached bottle shops.

Again, the acquisition of this business is in line with the Company’s strategic objective of growing its liquor business, particularly in Queensland, which is one of the fastest growing liquor markets in Australia.

Refer note 34 to the Consolidated Financial Statements in Item 17 for information on other acquisitions.

5.	Long-term Incentive Program

In November 2006, as a result of the Company’s new strategic plan announced to the market on July 31, 2006 (refer note 4 of the Consolidated Financial Statements at Item 17 for further details) and the financial guidance provided to the market on September 21, 2006, the Board decided to revise the senior management, including the CEO’s, long-term incentive program. The earnings per share (EPS) hurdles, which apply to 50% of the long-term incentives, were amended in consultation with Mercers, shareholders and governance bodies. The remaining 50% of the incentive program relating to total shareholder return (TSR) hurdles remain unchanged.

For details of the revised EPS hurdles, refer to Item 6, part E ‘Share Ownership’.

6.	New York Stock Exchange delisting

Effective February 6, 2006, the Company delisted from the New York Stock Exchange. A review of the Company’s secondary listings concluded that international accessibility of the Australian Securities Exchange enables international investor participation in holding Coles Group Limited shares. The review also found that the relatively low volume of trade and the cost of listing outweighed the benefits to shareholders.

7.	Financial Updates

1st Quarter Sales

On November 15, 2006, the Company announced 2007 first quarter sales (for the 13 weeks ended October 29, 2006) of A$8,460 million, an increase of 3.2%. Specific sales results were:

	First Quarter (13 Weeks)
Business Group Sales	2007 A$M	2006 A$M	Change %
Food and Liquor	5,065	4,766	6.3
Coles Express	1,480	1,555	(4.8)
Kmart	888	877	1.2
Target	735	705	4.3
Officeworks	292	291	0.3

Total sales (continuing businesses)	8,460	8,194	3.2
Total sales (discontinued businesses)		671

Total Group Sales	8,460	8,865	(4.6)

8.	Management – Senior Management Changes

Departures

Mr. Hani Zayadi, Group Managing Director, Food Liquor and Fuel, left the Company on July 31, 2006.

Mr. Gerry Masters, Managing Director, Coles Supermarkets left the Company on April 13, 2006.

Ms. Dawn Robertson, Managing Director, Myer left the Company on May 31, 2006 as a part of the Myer divestment.

Mr. Tom Lemke, Group General Manager, Marketing and Customer Strategy left the Company on July 12, 2006.

On November 17, 2006, the Company announced that Mr. Peter Scott, Managing Director Merchandise, Supermarkets, was dismissed from the Company. Mr. Scott’s dismissal relates to breaching the Company’s Code of Conduct. Under the oversight of the Audit and Risk Committee of the Board, the Company’s investigation of the matter does not indicate a deficiency in the reliability of financial reporting and preparation of financial statements for external purposes in accordance with AIFRS. The Company has fully informed its auditors.

Appointments

On March 20, 2006, the Company announced that it was simplifying its operating structure by delayering food liquor and fuel and that Mr Fletcher would assume day-to-day leadership of Supermarkets while remaining Managing Director and Chief Executive Officer of the Coles Myer Group. Peter Scott was appointed as Managing Director Merchandise, Supermarkets and Peter Merritt was appointed as Managing Director Operations, Supermarkets, both reporting to Mr Fletcher. Mick McMahon was appointed as Managing Director of Coles Liquor in addition to his existing responsibilities as Managing Director of Coles Express, reporting to Mr Fletcher. Mr McMahon took on further additional responsibilities as Group General Manager of Marketing on August 15, 2006.

Pending a permanent appointment of a replacement for Mr Scott, Mr McMahon has acted as Managing Director Merchandise, Supermarkets and Mr Merritt has acted as Managing Director of Coles Express since November 17, 2006.

9.	Capital management

Share buy-backs

On May 23, 2006, the Company announced a capital management program to buy back up to A$1,000 million of shares. The program commenced on that date with the Company announcing its intention to repurchase around A$600 million of its ordinary shares via an off-market buy-back, with the balance of the program to be conducted through an on-market share buy-back, subject to market conditions.

On July 10, 2006, the Company purchased and cancelled 81,816,534 Coles Group fully paid ordinary shares. The shares were acquired at A$10.23 per share, representing a total cost of A$838.9 million, which included A$1.9 million of transaction costs. On the same date the Company announced that the balance of the A$1,000 million capital management program (being A$163.0 million) would be conducted by an on-market buy-back. At January 12, 2007, 5,454,538 Coles Group Limited fully paid ordinary shares had been purchased and cancelled under this program. The shares were acquired at prices ranging from A$13.23 per share to A$13.48 per share. The total cost of the on-market buy-back at January 12, 2007 was A$73.1 million.

On May 27, 2005, the Company purchased and cancelled 70,433,916 fully paid ordinary shares under an off-market buy-back. The total cost of the off-market buy-back (including transaction costs) was A$589.0 million.

On May 23, 2005, the Company announced its intention to buy back up to 15 million ordinary shares on-market. Between June 7, 2005 and July 25, 2005, the Company purchased and cancelled 12,221,111 shares at a total cost of A$115.4 million.

In total, 82,655,027 shares were purchased and cancelled during 2005. Refer note 27 to the Consolidated Financial Statements at Item 17.

On July 12, 2005, the Company converted 7,000,000 reset convertible preference shares (ReCAPS) into 79,282,822 million fully paid Coles Group ordinary shares. Refer note 27 to the Consolidated Financial Statements at Item 17.

B.	BUSINESS OVERVIEW

Company Retail Operations

At July 30, 2006, Coles Group operated 2,962 stores in Australia and New Zealand, and employed in excess of 163,000 people.

The Company operates businesses in Australia and New Zealand, all of which are serviced by a centralized corporate group. Each of these businesses is known as brands and is described below. The brands are primarily stand-alone, but increasingly are being supported by a series of Retail Support centers that all operate within policies determined by a centralized corporate group. The results of the operating brands are reported under four groups: Food, Liquor & Fuel; Kmart; Officeworks; and Target. During 2006, the Myer and Megamart businesses were divested. Accordingly the results of these businesses have been included as discontinued operations. Sales, segment result, and identifiable asset data are reported for each segment, and are shown in note 32 to the Consolidated Financial Statements included at Item 17. The table on page 14 provides details of the stores that fall within each brand and Item 5 ‘Operating and Financial Review and Prospects’, provides a discussion of the results of operations for each of Coles Group’s segments.

Coles Group’s sales, and to a greater extent its profits, show a seasonal pattern. Kmart and Target typically experience stronger sales of higher margin merchandise during the Christmas trading period. Sales for Kmart and Target in the 26 weeks to January 29, 2006 accounted for 54.7% (2005 55.5%) of their full year sales and 86.9% (2005 81.8%) of their full year profits. Aggregate sales of food and liquor through supermarkets, fuel and other outlets are not subject to such major seasonal influences.

The Company operates in all Australian States, the Northern Territory, the Australian Capital Territory, and New Zealand. The geographic spread of the Company’s Australian operations corresponds closely to the distribution of population and retail spending, with the result that the Company’s Australian revenues are not disproportionately exposed to economic conditions in any particular region or industry. In New Zealand, the Company’s stores are predominantly located in the North Island, which corresponds with the country’s major population concentration.

The Company continually monitors the performance of its stores in all locations, and closes or re-develops stores which cease to provide acceptable levels of profitability on a continuing basis. The strong correlation between disposable income, retail sales and population across Australia is shown in the following table. The spread of the Company’s sales and selling area across the Australian States and Territories, as shown in the following table, also reflects the geographic distribution of population, retail sales and disposable income. Accordingly, the decisions taken by the Company in the opening, closure, or refurbishment of the large majority of its stores are typically not principally influenced by economic conditions in individual states.

	Share of National Aggregates as at July 2006			Share of Coles Group as at July 2006
	Population	Retail Sales	Disposable Income	Sales	Selling Area
	%	%	%	%	%
State/Territory
New South Wales / Australian Capital Territory	34.9	35.2	36.8	32.1	29.3
Victoria	24.7	23.9	25.3	26.4	25.8
Queensland	19.5	20.2	17.9	19.6	22.5
South Australia / Northern Territory	8.6	8.2	8.1	8.8	9.0
Western Australia	9.9	10.3	9.9	11.2	11.4
Tasmania	2.4	2.2	2.0	1.9	2.0

Source: Company Records and Australian Bureau of Statistics.

As at July 30, 2006, the number and location of stores trading were:

	Australia	New Zealand	Total
Food, Liquor & Fuel
Coles	528		528
Bi-Lo	209		209
Coles Liquor	804		804
Coles Express	599		599

Total Food, Liquor & Fuel	2,140		2,140

Kmart
Kmart	172	13	185
Kmart Tyre & Auto	275		275

Total Kmart	447	13	460

Officeworks
Officeworks	95		95
Harris Technology	8		8

Total Officeworks	103		103

Target
Target	145		145
Target Country	114		114

Total Target	259		259

Total	2,949	13	2,962

As at July 30, 2006, the company operated 2,962 stores, an increase of 178 on the 2,784 stores at July 31, 2005, an increase of 72 stores on the 2,712 stores at July 25, 2004. The above store figures do not include divested Myer stores.

The Company opened, acquired, closed and divested stores as follows:

	2006			2005			2004
Number of Stores	Opened/ Acquired	Closed/ Divested	Net Increase/ (Decrease)	Opened/ Acquired	Closed/ Divested	Net Increase/ (Decrease)	Opened/ Acquired		Closed/ Divested	Net Increase/ (Decrease)
Food, Liquor & Fuel	234	79	155	84	42	42	652	*	33	619
Kmart **	98	17	81	21	1	20	5		2	3
Officeworks***	8		8	9	1	8	11		9	2
Myer		61	(61)				1		4	(3)
Megamart		9	(9)				1			1
Target	9	5	4	11	9	2	9		10	(1)

TOTAL	349	171	178	125	53	72	679		58	621

*	Primarily acquisition of Shell fuel sites from multi-site franchisees (Coles Express)

**	Includes acquisition of Shell Auto Care and Shell Autoserv car servicing business

***	Includes Harris Technology

Capital expenditure

For 2006, gross capital expenditure was A$1,495.0 million and was spread across the following areas:

A$ million	2006	2005	2004
New stores / replacements	275	343	184
Refits	208	213	205
Acquisitions	459	121	129
Technology	289	223	151
Property / Other	264	235	205

Total expenditure	1,495	1,135	874

Of this amount, 99.8% was spent on the Company’s Australian operations, with the remainder spent in New Zealand.

The Company expects its cash flow from operating activities and available borrowings will be sufficient to meet its anticipated capital expenditure and investment requirements over the next twelve months.

Also see Consolidated Statements of Cash Flows, note 5 – Discontinued Operations and note 34 – Business Combinations to the Consolidated Financial Statements at Item 17.

Strategy

History

Following the appointment of Mr. John Fletcher as CEO in September 2001, the Company announced a five-year growth strategy in March 2002. The strategy reflected the Company’s goal of becoming Australia’s number one retailer in all of its brands, by leveraging the strength of the Group and working as a unified team, to provide the best value to customers and grow shareholder value. The key planks of the strategy were:

•	Continuous brand improvement

•	Restoring operational excellence in the Kmart, Target and Myer brands;

•	Growing the Food and Liquor brand;

•	Improving efficiencies; and

•	Further strengthening the balance sheet.

•	Sustainable growth

•	Strong store network expansion – 300+ new stores within the five year plan;

•	Rewarding loyalty for all customers; and

•	Supply chain and information technology improvements – building efficiencies and investing for the future.

•	Group culture

•	Recruiting and developing the best people;

•	Clear accountability – management rewarded on Company-wide success;

•	Succession planning to identify future leaders;

•	Enhanced customer focus; and

•	All brands working together to leverage Group scale.

•	Safety

•	Strong focus on occupational health and safety to prevent and reduce accidents, thereby boosting productivity, reducing costs and being responsible for the Company’s staff and customers.

On September 25, 2003, the Company announced a program of strategic whole-of-company initiatives to leverage the unique competitive advantage of the Group, to drive better value and service for customers, and better financial returns for shareholders. The initiatives encompass transformation of Coles Group’s Supply Chain, IT systems, organizational culture and loyalty offering. The key components of those initiatives were:

•	Supply Chain

•	Transformation of the Supply Chain is intended to result in better service for customers, simpler processes for stores and lower costs for Coles Group Limited;

•	Transport: enhanced management systems and improved fleet utilization is intended to reduce costs;

•	Fixture: newly designed roll cages and returnable plastic crates is intended to reduce stock handling and improve the quality of fresh produce;

•	Stores: reduced direct to store deliveries streamline the distribution network and automated store ordering is intended to increase stock availability and reduce wastage; and

•	Distribution Centers: costs are expected to reduce as a result of fewer centers with enhanced systems and purpose built sites to improve transport and labor productivity.

The Company’s initiatives to transform its Supply Chain involve significant one-off, up front capital expenditure costs. Approximately A$281.0 million had been invested to July 30, 2006. This represents approximately 39% of an estimated project capital expenditure A$726.0 million.

•	IT Transformation

•	The IT transformation strategy focuses on removing complexity, duplication, effort and cost of systems, through the introduction of common technology across the brands;

•	The strategy will see an increased emphasis on innovation to deliver IT business solutions to enable the brands to serve the customer better; and

•	The systems changes are a prerequisite to the transformation of the Supply Chain.

•	Loyalty

•	The new Coles Group loyalty program combines the Coles Express fuel discount offer, the enhanced FlyBuysTM and the Coles Myer SourceTM MasterCard; and

•	The Coles Myer Source TM MasterCard was re-launched in June 2005, with a range of new features designed to reward customers for their everyday shopping.

•	Cultural change

•	Fostering the right culture is a critical part of achieving the Company’s goals; and

•	The four elements of the strategy are recruiting and developing the best people, building leadership, aligning performance and reward with the strategic goals, and providing a safe working and shopping environment.

Outlook – Strategic update: September 21, 2006

The Company has made significant progress in transforming the Supply Chain and IT systems during the year.

These projects will simplify the business and are expected to reduce the cost of doing business. The divestment of the Myer business has provided the opportunity to restructure the Group and further develop the strategy.

Under the new strategy, it is intended that the Coles Group will comprise Target, Officeworks, and a new integrated Everyday Needs business that will provide customers with a range of store formats including supercenters, supermarkets, liquor stores, convenience and freestanding general merchandise stores. Coles, Bi-Lo, Liquor, Coles Express and Kmart will be progressively integrated, with single rather than multiple support functions. Over time, the Everyday Needs business will be represented by a single umbrella brand, ‘Coles’.

The implementation of the Everyday Needs business strategy will include four key drivers – transformation, formats, product initiatives and business simplification.

•	Transformation

•	Transformation of supply chain and IT processes and systems underpins the Company’s ability to simplify the business and generate cost savings.

•	Formats

•	The first SuperCentres are expected to open in late calendar 2007, with potential for an Australia-wide network of 80 stores;

•	More than half of these could be conversions from within the existing network;

•	Coles has developed a more efficient and lower cost refurbishment model for its supermarkets which will enable the Company to undertake an increased number of low cost store refurbishments over the next five years;

•	The existing supermarket format will be enhanced by an annualised A$60.0 million investment in store teams to provide regional support and improved fresh food capability; and

•	The conversion of Bi-Lo stores to Coles will be completed in 2007.

•	Product initiatives

•	An improved and differentiated product offer, designed to drive strong engagement with our customers, will include an increased offering in targeted growth categories, increased direct sourcing in supermarkets and further penetration of housebrands.

•	Business simplification

•	The adoption of an Everyday Needs business model provides an opportunity to significantly simplify processes and reduce costs as brands are integrated; and

•	The Company will remove 1,750 permanent support roles from the business in 2007 and a further 750 by the end of 2008.

RETAIL OPERATIONS

FOOD, LIQUOR & FUEL GROUP

These brands represent the largest grouping of sales in Coles Group retail operations. At July 30, 2006, the Food, Liquor & Fuel Group operated 2,140 stores. The group comprises Supermarkets, Coles Liquor, Coles Express and Coles Online.

The Supermarkets brand comprises the Coles and Bi-Lo brands, supported by a single cohesive team incorporating primarily centralized finance, administration, marketing and buying functions.

Coles

Coles aims to instill customer loyalty by providing great value and convenience. Coles is committed to giving customers more for their money through competitive everyday prices, supported by strong and relevant promotions.

At July 30, 2006, the brand operated 528 stores across Australia, with 27 new supermarkets opened during the year. The network ranges from small metropolitan stores to large flagship sites, with selling areas of approximately 20,000 to 50,000 square feet. The supermarkets offer customers a wide range of fresh food, groceries and general merchandise. Coles offers both national and housebrand products. Coles operates an Internet shopping service called Coles Online.

During 2006, Coles continued to grow its housebrand strategy, which is designed to optimize choice for customers. The housebrand products strategy offers customers three distinct tiers to choose from: ‘$mart Buys’, ‘you’ll love Coles’ and ‘Coles Finest’.

Bi-Lo

Bi-Lo operated 209 stores at July 30, 2006, including four new supermarkets during the year. The average store size is smaller than Coles, with the network focused on local neighborhoods and regional areas. As part of the five-year strategic plan, a decision was made to rebrand Bi-Lo stores to Coles. It is anticipated that the conversion program will be completed by the end of fiscal 2007.

Coles Liquor

Coles Liquor has traditionally operated four major brands: Liquorland, Vintage Cellars, Theo’s and 1st Choice Liquor Superstore. The inaugural 1st Choice Liquor Superstore opened in Melbourne in May 2005. With the objective of rationalizing the number of Coles Liquor brands, the Theo’s stores have been rebadged during 2007 primarily as Liquorland and 1st Choice.

As at July 30, 2006, Coles Liquor operated 804 liquor sites, with representation in all states except Tasmania. Approximately one third of stores are located adjacent to a Coles supermarket, with the majority being freestanding stores.

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

Coles Liquor has expanded its liquor retailing over the past five years through a combination of acquisitions and organic store growth. A major growth driver over the next five years is expected to be via the rollout of its large format 1st Choice Liquor Superstores.

Coles Express

At July 30, 2006, Coles Express operated 599 fuel and convenience stores across Australia. Coles Group has a supply agreement with Shell for fuel and lubricant products, and operating leases for the service station sites. The sites are branded both Coles Express and Shell.

The Coles Express business is a key plank in the customer loyalty strategy. Coles, Bi-Lo and Liquorland customers who make purchases over a certain amount receive a cents per liter fuel discount when they present their receipts at a Coles Express service station.

KMART

Kmart

At July 30, 2006, Kmart operated 185 stores in Australia and New Zealand. Measured by sales, it is Australia’s leading discount store business and sells a wide range of items, including sporting goods, toys, electrical appliances and apparel, with a mix of international and national brand names as well as private labels.

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

The first Kmart in Australia was opened in Melbourne in 1969, and was a joint venture between Coles and the US based Kmart Corporation (KMC). The new business introduced the discount store concept to Australia. In 1978, Coles acquired full ownership of the joint venture.

In 1994, the Company renewed its License Agreement with KMC, pursuant to which Coles Group has the exclusive right to use the Kmart name in Australia and New Zealand. Coles Group does not believe that there is a significant risk of the License Agreement being terminated in a manner that would have a substantial adverse impact on the Company’s operations. Besides the License Agreement, Coles Group has no other affiliation or relationship with KMC.

In New Zealand, the business supplies similar product ranges to Australia. The Company opened its first Kmart store in New Zealand in October 1988, and the chain had 13 stores operating at July 30, 2006.

Kmart Automotive

During 2006, Kmart acquired the service centers located at 92 Shell service stations. At July 30, 2006, there were a total of 275 Kmart Tyre & Auto Service outlets.

OFFICEWORKS

Officeworks operates 3 brands, Officeworks Superstores, Officeworks BusinessDirect and Harris Technology. The first store was opened in 1994, with 103 Officeworks and Harris Technology stores operating at July 30, 2006.

Officeworks is Australia’s leading office supplies retailer for small to medium sized businesses, home offices and individual consumers. Officeworks offers a range of over 10,000 products, including stationary, consumables, business machines, office furniture and printing services.

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

Target stores are typically located in suburban and large regional shopping centers and precincts. Target operated 145 stores at July 30, 2006, with store selling areas ranging from approximately 21,000 to 73,000 square feet.

Target Country

A total of 114 stores trading as Target Country were operating at July 30, 2006, with store selling areas ranging from approximately 3,000 to 18,000 square feet. These stores are located primarily in rural and regional communities, and offer a smaller range of Target merchandise, predominantly apparel and soft homewares such as manchester and tableware.

MYER

Myer

Refer page 10 for details of the Myer divestment.

Megamart

On November 9, 2005, the Company announced that it would divest six stores to another major Australian retailer and close the remaining three stores.

RETAIL SUPPORT

Coles Group has made a strategic shift from being an active portfolio manager of decentralized, autonomous business units to a Company that shares proprietary skills through its brand concept, and shares support activities through the creation of the Retail Support infrastructure.

Retail Support provides support functions to the retail brands and senior management. The aim is to reduce costs, improve efficiencies and provide leverage to the Coles Group through the coordination and integration of joint services. Retail Support also has a corporate function and develops policy across the Coles Group.

The main departments within Retail Support are Accounting Services, Treasury, Taxation, Supply Chain, Retail Property, Human Resources, Corporate Affairs, Information Technology, Legal, Risk Management and Compliance, and Customer Strategy and Financial Services.

Finance

Coles Group Finance Limited (CGFL), formerly known as Coles Myer Finance Limited, a wholly owned subsidiary, is the entity responsible for all funding and funds management for the Company. CGFL is the centralized treasury for Coles Group which provides an integrated cash, debt and financial risk management service to Coles Group, and operates in accordance with policies and authorities approved by the Board. CGFL operates as a managerial division of the Company, and not as a profit center.

At July 30, 2006, the Company had no secured liabilities, other than a controlled entity having issued a floating charge over assets, capped at A$80.0 million as security for payment obligations to a trade creditor. The Company’s borrowing structure is flexible and consistent, based on the acceptance by financial institutions of the Common Provisions Deed Poll (CPDP) and the Standard Coles Group Negative Pledge (the Negative Pledge).

The CPDP is the basis of the Company’s unsecured borrowing structure providing the following financial undertakings (terms have the meanings defined in the CPDP):

(1)	Limitation on Total Liabilities: The Coles Group will at all times maintain Consolidated Total Liabilities at no greater than 80% of Consolidated Total Tangible Assets;

(2)	Limitation on Secured Debt: The Coles Group will at all times maintain Secured Debt (excluding Indebtedness secured by any encumbrance created or extended in accordance with the CPDP) at no greater than 20% of Consolidated Total Tangible Assets; and

(3)	Fixed Charges Cover: The Coles Group will at all times ensure that the ratio of the aggregate of EBITDA and Rental Expense to Total Fixed Charges exceeds 1.65 times.

In addition, an undertaking is given not to provide security over Coles Group assets to parties with the benefit of the CPDP, without providing security to all parties of the CPDP.

During 2006, the Negative Pledge continued as the basis of an unsecured borrowing structure for certain unmatured debt, providing financial ratio restrictions of total liabilities to total tangible assets at 80%, and the ratio of secured liabilities to total tangible assets at 40%. In addition, a pledge is given not to provide security over Company assets, in contravention of the terms of the Negative Pledge, without providing equivalent security to parties to the Negative Pledge. Similar ratio restrictions are included in Trust Deeds to provide a standard borrowing structure. On September 12, 2006, all monies outstanding under the Negative Pledge were repaid at maturity, in accordance with their terms. There are now no monies outstanding under the Negative Pledge.

During 2006, the Company revised its Deed of Covenant. The revised deed has been attached as Exhibit 19.2.6. This revised deed is not materially different from the superseded deed. The Coles Group has been in compliance with its financial covenants during 2006.

At July 30, 2006, all foreign currency borrowings were hedged to cover exposure to adverse exchange rate movements. Coles Group’s interest rate risk management strategy is to have approximately 50% of core debt hedged at fixed interest rates beyond 12 months in maturity. Core debt represents the Company’s long-term, non-seasonal debt. See also Item 11 ‘Quantitative and Qualitative Disclosures about Market Risk’ for a description of the Company’s hedging activities.

Credit Cards

The Coles Myer SourceTM MasterCard is a general-purpose credit card for use within all the Coles Group brands as well as externally wherever a MasterCard is accepted.

GE Capital Finance Australasia Pty Ltd (GE), a subsidiary of General Electric Capital Corporation of the US, provides credit facilities to customers of various Coles Group brands, and for other retailers. Under the contractual arrangements between Coles Group and GE, GE has certain exclusive rights to provide credit facilities to customers of the Coles Group, and Coles Group and GE conduct joint marketing programs to promote both the Coles Myer SourceTM MasterCard and Coles Myer CardTM.

PURCHASING AND SUPPLIERS

All Coles Group brands have embraced the concept of developing a partnership approach with their suppliers to ensure customers have access to the quality, range and value they demand.

While the Company generally does not enter into long-term purchasing agreements, it does have some longer term supply contracts, including contracts for the supply of meat and a supply contract in relation to petroleum products in Australia.

Orders are generally placed with suppliers depending on the sales and stock levels of the product. With the exception of direct sourcing from overseas which is still a small part of the Company’s overall purchasing, this method in general allows the Company to retain maximum flexibility to adjust to changes in retail markets.

The Company is not substantially dependent on a single supplier or purchasing contract. Coles Group purchases substantial lines of Australian-made goods, but supplements its ranges with imported goods.

In recent years Coles Group through each of its brands has moved to increase its purchases of goods on a direct sourcing basis from overseas.

The Company hedges against adverse foreign currency movements for directly imported goods.

COMPETITION

Coles Group’s supermarkets (Coles and Bi-Lo) operate in a competitive retail sector. Coles and Bi-Lo compete against the large national Woolworths supermarket chain (operating as ‘Safeway’ in Victoria). Independent operators, regional chains, and convenience and specialty stores provide further competition. During 2001, the German-based international supermarket chain ALDI commenced operations in Australia by opening its first supermarket in New South Wales, and has since opened stores in other states and territories.

Coles Liquor through its major brands, Liquorland, Vintage Cellars, and 1st Choice Liquor Superstore also competes nationally against the Woolworths chain. In addition there is competition from independent retail chains, sole-traders and hotels that sell packaged liquor.

Coles Express competes against other retailers in the fuel and convenience industry including Mobil, BP, Caltex, Woolworths Petrol+ (a retail venture between Woolworths and Caltex) and 7-Eleven. From the perspective of a food and liquor promotional scheme using fuel, the primary competitor is Woolworths Petrol+ and Woolworths/Caltex co-branded service stations.

The Company has a strong position in Australia in the discount department store market through the Kmart, Target and Target Country chains. These chains compete against other chains such as Woolworths’ Big W and Millers Retail for apparel, and against numerous operators of small chains or single specialty stores.

Officeworks has a strong position in office products. A wide range of brands compete on a category basis, however, no one competitor has a comparable offer across all categories of office products sold.

ADVERTISING AND PROMOTION

Each of the brands selects their own advertising agencies and together they develop their own marketing strategy, develop the creative concept and utilize various media, including television, radio, cinema, press, magazines and on-line media, to accommodate the range of marketing programs across the Company.

Loyalty Programs

FlyBuys™ is the customer loyalty program for the majority of Coles Group brands. Membership of FlyBuys™ is free to customers and each member is issued a card to present at point of sale. Each card is linked to a discrete account and points are credited to the account, based on eligible expenditure. When enough points have been accumulated, the member may exchange the points for free air travel, Coles Group shopping vouchers or other benefits. Points expire after three years.

FlyBuys™ is a joint venture between Coles Group and National Australia Bank, and other major participating companies include Best Western Australia, Budget Rental Cars, Michael Hill Jewellers and Ezibuy.

Under the terms of a service agreement between Coles Group and the FlyBuys™ partnership, Coles Group (and other participants) pay the partnership for points allocated as a result of eligible purchases. The partnership uses this revenue to pay for the air travel and other awards.

The Coles Express business is a key plank in the customer loyalty strategy. Coles, Bi-Lo and Liquorland customers who make purchases over a certain amount receive a cents per liter fuel discount when they present their receipts at a Coles Express service station.

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

TRADING HOURS

Coles Group and other large retail chains are generally permitted to trade seven days a week in all state capitals except Perth, Western Australia.

Restrictions on Sunday trading affected the following number of stores in Perth during 2006:

Coles	54
Kmart	13
Target	10
Officeworks	8
Liquor Stores	96

Stores located in Perth (central business districts and tourist areas) and other regional areas of Australia are permitted to engage in limited Sunday trading for seasonal events (summer, Christmas holiday period).

The West Australian Parliament passed legislation that enables all liquor stores to trade seven days a week from December 17, 2006.

REGULATION

The Australian Government has a pro-market competition policy. Due to its size and the fact that it operates in important markets like grocery, fuel and liquor, Coles Group is subject to political and regulatory scrutiny. However, the current Government is not proposing legislative or policy changes that would materially or disproportionately impact Coles Group.

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

Australian Regulation

As a listed public company, Coles Group is subject to many business laws and regulations including, but not limited to:

•	the listing and disclosure rules of the Australian Securities Exchange;

•	the Australian Corporations Act 2001; and

•	Australian accounting and taxation laws and regulations.

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

It should be noted that significant amendments to the Trade Practices Act 1974 came into effect on January 1, 2007.

Coles Group is subject to Federal and State laws and regulations covering, but not limited to:

•	employment practice standards for workers;

•	discrimination and equal opportunities in employment; and

•	workers’ compensation, workers’ compensation self-insurance and relevant Occupational Health and Safety regulations.

Product Liability

Strict product liability exists in Australia. This regime is substantially based on the European Community Product Liability Directive and provides that a person who is injured, or whose property is damaged as a result of defective or unsafe goods, has a right to compensation from the manufacturer without the need to prove negligence or breach of contract. The Act provides that this regime cannot be excluded, restricted or modified by contract. This regime also substantially widens the classes of persons who might sue, and extends the definition of ‘manufacturer’ to include ‘importer’ as well as ‘supplier’ in some circumstances.

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

The New Zealand Commerce Act 1986 is the primary trade practice legislation in New Zealand and Coles Group’s New Zealand operations are also subject to the taxation and accounting legislation in that country.

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

The Company has a risk management program in place to assess appropriate levels of self-insurance. The material levels of self-insurance maintained by the Company are:

•	public and products liability where up to A$0.5 million per claim is self-insured,

•	workers’ compensation in most Australian states where the Company self-insures up to A$1.0 million per event, and

•	property insurance where the Company self-insures up to A$3.0 million in any one year.

As part of the risk management program, insurance that is procured externally is sourced from a portfolio of providers, which is monitored based on a minimum A- Standard and Poors credit rating.

TRADEMARKS AND LICENSES

Trademarks

The Company is entitled, by virtue of a License Agreement with Kmart Corporation (KMC), to the exclusive right to use the ‘Kmart’ name, service marks, and trade-marks in Australia and New Zealand. The license extends until 2018 with unlimited further renewals for five years at a time at the Company’s election. In consideration for the license, the Company pays an annual fee to KMC based on gross sales revenue per fiscal year, but not exceeding A$5.0 million for Australia and NZ$1.0 million for New Zealand. The two License Agreements with KMC (one with Kmart Australia Ltd and one with Kmart New Zealand) have been attached as Exhibits at Item 19.15.1 and 19.15.2.

The Company has no other relationship with KMC, nor does it receive from, nor share with, KMC any other services, strategies nor combined purchasing programs.

Coles Group does not have any relationship or agreement with Target in the US. Coles Group registered the trademark Target name and symbol in Australia in 1973.

Coles Group has the right to exclusive use of all material trademarks and brand names of its businesses referred to in this Annual Report in all its trading jurisdictions. Coles Group is a licensee of the FlyBuysTM trademark. The licensor of FlyBuysTM is Loyalty Pacific Pty. Ltd. The Company holds a 50% share in the FlyBuys Partnership and the National Australia Bank owns the remaining 50% shareholding.

Licenses

Liquor retailing, gaming and the operation of hotels in Australia are regulated by the respective State and Territory Governments. Strict licensing regimes operate in each state and territory, which require Coles Liquor to hold liquor licenses and in the case of Liquorland Hotels, gaming licenses, for each of their locations.

The Company is not aware of any action or proposed action that would invalidate any of its liquor licenses.

C.	ORGANIZATIONAL STRUCTURE

The Coles Group consists of Coles Group Limited and its subsidiaries, which conduct business in Australia and New Zealand. A complete list of subsidiaries and their details can be found at note 35 to the Consolidated Financial Statements included in Item 17. Of these subsidiaries, the following were significant subsidiaries of Coles Group at July 30, 2006:

•	Coles Supermarkets Australia Pty Ltd

•	Kmart Australia Ltd

•	Bi-Lo Pty. Limited

•	Target Australia Pty. Ltd.

•	Coles Group Properties Holdings Ltd (formerly Coles Myer Properties Holdings Ltd)

•	Liquorland (Australia) Pty. Ltd.

•	Grocery Holdings Pty Ltd

•	Officeworks Superstores Pty Ltd

All the significant subsidiaries are wholly owned and incorporated in Australia.

D.	PROPERTY, PLANT AND EQUIPMENT

At July 30, 2006, the Company operated a total of 2,962 stores in Australia and New Zealand, with total selling area of approximately 40 million square feet. Properties include locations in downtown shopping areas, regional and minor shopping centers, strip retail locations, and freestanding stores.

Coles Group is constantly engaged in new store development and refurbishment of existing stores. This process has resulted in an upgrading of the network of retail sites.

Leases entered into by the Company generally comprise a base rental together with a rental payment related to a percentage of sales turnover. Leases generally range for terms of 10 to 25 years, and usually provide options for the Company to extend the lease terms. The vast majority of the premises occupied are leased, as distinct from freehold (owned).

At July 30, 2006, the Company’s owned property portfolio was recorded at A$509.8 million (2005 A$642.0 million), held either directly, or indirectly through investments in property joint ventures. Subsequent to balance date the Company disposed of its 50% interest in the CMS General Trust for A$160.0 million (carrying amount A$125.0 million), the Ocean Keys Shopping Center for A$78.0 million (carrying amount A$47.9 million) and the Casey Central Shopping Center for A$51.0 million (carrying amount A$50.7 million).

Freehold land and buildings are stated at cost less accumulated depreciation and impairment. Investment properties are measured at fair value. This is in accordance with Australian Accounting Standards. See also notes 1(o), 1(p), 15 and 16 to the Consolidated Financial Statements included in Item 17.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

The discussion below contains certain forward-looking information. See comments regarding ‘Forward-Looking Statements’ on page 1 of this Annual Report. Comparative amounts for 2005 have been reclassified to ensure comparability with the current reporting period, and where significant this has been noted.

RETAIL TRADING ENVIRONMENT

As has been the case for some time, growth of the Australian economy in calendar 2006 has been led by domestic spending, which has continued to be boosted by the effect of the rising terms of trade. Business investment again expanded at a double-digit pace over the year to the June quarter, with mining investment particularly strong. In combination with moderate growth in household spending, this has meant that the overall growth in domestic demand has remained relatively strong, albeit below the exceptional pace of a few years ago. A significant part of the additional demand has continued to be met by imports (and, in the latest quarter, by a run-down in inventories) resulting in somewhat lower recorded growth in total output, estimated at around two percent during calendar 2006.

The combination of strong global conditions, rising commodity prices and tight capacity domestically has contributed to a pick-up in inflationary pressures since the start of calendar 2006. The CPI rose by 0.9 percent in the September quarter and by 3.9 percent over the year. Estimates of underlying inflation, which remove the effect of temporary influences, have in recent quarters been running at an annualized pace of about three percent, compared with 2 1/2 per cent at the end of last year.

Looking ahead, and taking into account the likely effects of the changes to monetary policy this year, the Reserve Bank of Australia’s assessment is that domestic demand can be expected to record moderate growth over the next year or two, with continued expansion in consumer spending, a noticeable easing in investment growth and a gradual pick-up in housing construction.

There will be some significant fluctuations through fiscal 2008 in the headline inflation rate. In particular the unwinding of earlier increases in petrol and banana prices will see the annual headline rate declining sharply over the next year, before rising again by the first half of 2008. The drought may add to some food prices in the short-term, though the experience of previous drought episodes suggests that the net effect on the CPI should be fairly small.

Recent information suggests little reason to change the Reserve Bank of Australia’s earlier assessment that in the near term, underlying inflation will continue to run at about 3 percent.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies, means those that require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods.

The Company’s significant accounting policies are described in note 1 to the Consolidated Financial Statements included at Item 17. Not all of these significant policies require management to make difficult, subjective or complex judgments or estimates. The following disclosure is intended to provide an enhanced level of understanding of the policies that could be deemed to be critical, and their impact on Coles Group’s Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events, which can vary from what is forecast. However, the Company believes that its Consolidated Financial Statements and its ongoing review of the estimates and assumptions utilized in preparing those Consolidated Financial Statements, is appropriate to provide a true and fair view of Coles Group’s financial performance and position over the relevant period.

The following are considered critical accounting policies of Coles Group:

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

Impairment of assets

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

Pensions and other post-retirement benefit plans

The Coles Group contributes to both defined benefit and defined contribution plans for employees. Monthly paid professional and managerial employees are offered membership of Coles Myer Superannuation Plan (the Plan) (a part of Mercer Super Trust). Store based service assistants and other employees whose employment conditions are determined by an award or agreement are offered membership of the industry fund Retail Employees Superannuation Trust (REST) or in another fund as specified by the relevant award or agreement.

In respect of all defined contribution superannuation funds, the Coles Group is obliged to contribute at fixed rates or amounts as set out in the relevant trust deeds, or in accordance with industrial awards, agreements and relevant legislation.

In respect of the defined benefit section of the Plan, the Coles Group is obliged to ensure that contributions are made to the defined benefit plan at the rate assessed by an actuary, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deed. The obligation of the Coles Group to make contributions to the fund at the actuarially determined rate is legally enforceable up to the date on which the Coles Group gives notice to suspend or terminate contributions as provided in the agreement governing the plan.

The defined benefit section of the Plan has been closed to new members since 1996. All new employees since that date must become members of the defined contribution plans. At balance date the defined benefit plan had approximately 2,000 remaining members.

For the purpose of reporting under AIFRS in accordance with AASB 119 Employee Benefits and US GAAP in accordance with SFAS 87 Employers’ Accounting for Pensions, the Company’s retirement benefit expense are determined on an actuarial basis, and recognition of the actuarially determined surplus or deficit of the defined benefit plan is required (being the difference between the fair value of Plan assets and the present value of the defined benefit obligation). There are however, a number of key differences in the measurement and application requirements of these standards resulting in a reconciling item from AIFRS to US GAAP as recorded in note 41 to the Consolidated Financial Statements, included at Item 17.

The timing of recognition and charging for the actuarially determine surplus or deficit of the defined benefit plan under AIFRS and US GAAP differs significantly. Under AIFRS, the Company recognizes all actuarial gains and losses directly in retained profits, i.e. there is no impact on net profit. For the purposes of reporting under US GAAP, however, actuarial gains and losses are not able to be recognized in full up front, but rather are amortized to net profit over the average remaining service life of active plan participants.

The treatment of future investment and contribution taxes also differs significantly between US GAAP and AIFRS. For US reporting in accordance with SFAS 87, only current taxes are taken into account in measuring the net liability or asset. While for AIFRS reporting purposes future taxes, which are to be funded by the Company and relate to the provision for the existing benefit obligation, are taken into account in measuring the net liability or asset.

Contributions to the Plan are based on rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of the plan. The contribution rate is formally reviewed annually, along with quarterly updates to the Fund’s Trustee. The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. Under the Target Funding method, the funding objective is to set the contribution rate at a level such that the Plan’s assets are expected to exceed the Plan’s liabilities by a specified margin within a specified period of time, so as to reduce the risk of assets falling below vested benefits to an acceptable level. The current contribution recommended in the actuarial review at July 1, 2006 is 9.5% (July 1, 2005 is 9.5%) of the salaries of all members. Employer contributions to the defined benefit section of the Plan during 2006 amounted to A$11.1 million (2005 A$19.0 million).

Vested benefits are benefits, which are not conditional upon continued membership of the fund or any factor, other than resignation from the fund. The defined benefit pension plan pays benefits to employees at retirement using formulae based on participants’ years of service and compensation.

The net periodic pension cost has reduced income from operations over the 2006 fiscal year by A$2.0 million in respect of defined benefit members.

The assets of the defined benefit plan are invested in a variety of both domestic and international shares, securities, bonds and properties as determined by professional investment managers appointed by the trustees.

The asset allocation at the reporting date of the Plan, being July 20, 2006 is as follows:

	Actual	Benchmark
Australian equities	36%	35%
Overseas equities	26%	27%
Properties	8%	8%
Fixed interest securities	25%	25%
Other	5%	5%

The ‘in-house’ rule under Superannuation law in Australia restricts a Superannuation Plan from holding more than 5% in total assets of the sponsoring company's shares. Plan assets include fully paid ordinary shares in Coles Group of A$NIL million (2005 A$1.6 million).

For the 2006 fiscal year expense, the expected return on assets used by the actuary is 6.5%, which is unchanged from the prior year.

Recent experience between the expected and actual returns for assets backing defined benefits is as follows:

Period	Expected Return	Actual Return
2006 fiscal year	6.5%	13.1%
2005 fiscal year	6.5%	11.9%

The Company does not smooth the effects of changes in actual returns. Only the actual market value of assets is used. The expected return assumption is based on the geometric average return of each sectors anticipated future return.

The Plan determines its discount rate assumption by reference to Australian Commonwealth Government bonds with similar maturity terms. A deduction for income tax on Plan earnings at 15 percent has also been made. The assumed average future service of members expected to receive benefits is 7.1 years. Further disclosures on the retirement plans are included in notes 19 and 41 to the Consolidated Financial Statements at Item 17.

CONSOLIDATED RESULT

	2006 52 weeks A$M	2005 53 weeks A$M
Continuing operations
Revenue from sale of goods	34,212.0	33,018.2
Other operating revenue	91.8	71.9
Cost of goods sold	(26,160.8)	(25,305.3)

Gross profit	8,143.0	7,784.8

Other income	134.4	68.3
Advertising expenses	(358.8)	(296.2)
Selling and occupancy expenses	(5,662.3)	(5,424.7)
Administrative expenses	(1,427.3)	(1,142.0)
Finance income	25.0	29.0
Finance costs	(123.9)	(84.2)
Share of profit from joint venture accounted for using the equity method	21.9	37.0

Profit before income tax expense	752.0	972.0
Income tax expense	(215.6)	(285.9)

Profit from continuing operations	536.4	686.1
Profit/(loss) from discontinued operations	627.2	(48.2)

Profit for the year	1,163.6	637.9

2006 compared with 2005

Revenue from the sale of goods

Sales from continuing operations for 2006 were A$34,212.0 million, an increase of 3.6% compared to 2005. Sales from the 53rd week in 2005 are estimated to have been A$610.3 million. After adjusting for the 53rd week in 2005, sales from continuing operations increased 5.6%.

After adjusting for the 53rd week in 2005, sales for Food and Liquor increased 4.3%, Coles Express increased 15.0%, Kmart increased 0.5%, Target increased 4.3% and Officeworks increased 1.2%.

Growth in sales in Food and Liquor was primarily driven by additional store numbers, whilst the Coles Express sales increase was primarily attributable to record fuel prices. Sales at Kmart were adversely impacted by reduced customer spend as a result of record fuel prices and interest rate rises, whilst Officeworks’ sales growth was also hindered by the restructuring of the Harris Technology business.

Other operating revenue

This revenue represents rental income, gaming machine income generated by the hotels acquired by Coles Liquor and concession income. The increase is primarily the result of growth in the hotel portfolio in Queensland.

Gross Profit

Gross profit increased by 4.6% to A$8,143.0 million in 2006. Margins have continued to improve as a result of increased growth in direct sourcing of general merchandise and apparel.

Other income

Growth in other income is primarily attributable to the gains recorded as a result of fair value adjustments of financial liabilities and derivatives. See also notes 1(l), 1(t) and 2 to the Consolidated Financial Statements included in Item 17.

Advertising expenses

Advertising expenses predominantly relate to all production costs and fees for press, radio, television, and catalogue advertising of merchandise. Advertising expenses also include the cost of participation in the FlyBuysTM loyalty program. The Company aims to maintain market share in all its trading businesses, whilst at the same time seeking out opportunities to centralize components of the advertising process where possible to take advantage of economies of scale and technological developments.

Overall, advertising expenses have increased from 2005 to 2006 as a result of increased competition in major markets. However, A$31.8 million of the increase relates to costs associated with strategic initiatives. During 2006, the Company committed to changes in the existing loyalty program. As a result of the commitment to changes in the reward structure of the FlyBuysTM program, a one-time charge of A$31.8 million was recorded against advertising expenses.

Selling and occupancy expenses

Selling and occupancy expenses are necessarily incurred to operate the Company’s stores and other offices and sites.

Total selling and occupancy costs increased by A$237.6 million, or 4.4%. A$75.5 million of this increase related to costs associated with strategic initiatives, comprising lease exit costs of A$17.0 million associated with the closure of distribution centers, asset write-downs of A$35.7 million and costs of A$22.8 million associated primarily with store rebadging.

In addition, external rent has increased by A$67.0 million and store wages have increased by A$63.0 million. These increases were due to anticipated inflationary increments, and additional stores.

Administrative expenses

Total administrative expenses increased by A$285.3 million, or 25.0%. A$189.3 million of this increase related to costs associated with strategic initiatives, primarily comprising redundancy costs of A$158.1 million and the write-down of brand names of A$22.6 million as a result of the rebadging of Theo’s liquor stores.

Salary and wages have increased by A$64.5 million, which is primarily attributable to supply chain costs as transport management is transferred from external suppliers, and the cost of continuing to provide administrative support functions to Myer. These costs are offset, however, by separate income streams from supplier rebates and transitional services fees from Myer.

Finance costs

Increased finance costs is a reflection of debt levels during the year.

Share of profit of joint venture accounted for using the equity method

This comprises the dividend stream from the CMS General Trust. The Trust holds the Cairns Central shopping center, which is accounted for at fair value as an investment property. Accordingly, the revaluation increment of A$11.4 million (2005 A$28.8 million) is recorded as income, which is also included within the share of profit from the joint venture.

Profit/(loss) from discontinued operations

This represents the results of the Myer and Megamart businesses that were divested during 2006. The profit of A$627.2 million recorded in 2006 reflects the post-tax trading profit for Myer of A$62.6 million, the post-tax trading loss for Megamart of A$19.1 million, and the post-tax gain on sale of Myer of A$583.7 million.

The loss of A$48.2 million recorded in 2005 reflects the post-tax trading profit for Myer of A$31.8 million, the post-tax trading loss for Megamart of A$23.0 million, and the Megamart divestment costs of A$57.1 million.

See also note 5 to the Consolidated Financial Statements included at Item 17.

Net profit

The Company’s US GAAP net profit increased from A$512.5 million in 2005 to A$892.3 million in 2006. The difference between the 2006 Australian GAAP net profit and US GAAP net profit is detailed in note 41 to the Consolidated Financial Statements included at Item 17.

RETAIL RESULTS

Food, Liquor & Fuel Group

2006 compared with 2005

	2006 52 weeks	2005 53 weeks	Change
Sales (A$M)	25,812.6	24,670.0	4.6%
Segment result[1] (A$M)	581.9	761.1	(23.5%)
Stores	2,140	1,985	155
Selling area[2] (M.sq.ft)	17.989	17.230

1.	Profit from ordinary activities before income tax and interest

2.	Excludes Coles Express locations

At July 30, 2006, Food, Liquor & Fuel comprised Supermarkets (Coles and Bi-Lo), Coles Liquor and Coles Express which collectively accounted for 70.3% of the Company’s total sales in 2006 (2005 68.2%).

Segment sales for this group increased by 4.6% to A$25,812.6 million (2005 A$24,670.0 million). Excluding Coles Express, segment sales increased by A$449.3 million or 2.3%, from A$19,176.2 million to A$19,625.5 million in 2006.

The segment result decreased by 23.5% from A$761.1 million to A$581.9 million. The decrease was predominantly due to the cost of strategic initiatives of A$214.4 million and restructuring costs of A$19.6 million.

Initiatives taken in the second half to improve customer service and enhance promotional activities drove an increasing comparative sales growth trend that has continued into 2007. Customers continued to respond favorably to the housebrand offer, with approximately 1,450 products on shelf. The positive sales and earnings trend generated in the second half of 2006 is expected to continue.

Thirty-one new supermarkets were opened, and 36 supermarkets underwent a major refurbishment during 2006.

The liquor business performed well during the year as momentum continued to build. Seventeen 1st Choice stores opened during 2006 and the Hedley acquisition added 102 liquor stores, 35 hotels and potential sites for 17 1st Choice Liquor stores.

Coles Express contributed A$30.0 million to the Food, Liquor & Fuel group’s 2006 segment result. This result was achieved in a sector experiencing minimal growth in volume as a result of record fuel prices and a highly competitive environment.

During the year, the Food and Liquor head office structure was simplified and de-layered, to bring management closer to stores and customers.

Kmart

2006 compared with 2005

	2006 52 weeks	2005 53 weeks	Change
Sales (A$M)	4,000.5	4,023.3	(0.6%)
Segment result[1] (A$M)	63.2	89.0	(28.9%)
Stores	460	379	81
Selling area (M.sq.ft)	11.425	10.667

1.	Profit from ordinary activities before income tax and interest

Segment sales decreased by 0.6% from A$4,023.3 million to A$4,000.5 million. Segment results decreased by A$25.8 million or 28.9%, from A$89.0 million to A$63.2 million. The decrease was predominantly due to the costs of strategic initiatives of A$12.8 million. Kmart’s performance was also impacted by an A$8 million decrease in the result of Kmart Tyre & Auto as record fuel prices and interest rate rises reduced customer spend in the car servicing industry.

Kmart’s sales growth improved in the second half against a high prior year base, with solid performances across all categories. Housebrands, including Girl Xpress and Now, also did well. Customers responded positively to promotional events, including Mother’s day, Mega Entertainment and the Toy Sale in July.

Kmart divested Tyremaster and three Garden Supercentres in the first half of 2007 as businesses that no longer fit its strategic positioning.

Kmart opened seven new stores during the year and closed two. Kmart’s current network includes 185 stores across Australia and New Zealand with an expected two to five new stores in 2007.

Officeworks

2006 compared with 2005

	2006 52 weeks	2005 53 weeks	Change
Sales (A$M)	1,228.8	1,236.3	(0.6%)
Segment result[1] (A$M)	73.2	68.4	7.0%
Stores	103	95	8
Selling area (M.sq.ft)	1.490	1.384

1.	Profit from ordinary activities before income tax and interest

Sales decreased by 0.6% from A$1,236.3 million to A$1,228.8 million. Segment results increased from A$68.4 million to A$73.2 million or 7.0%.

The quality of Officeworks sales was improved through the restructure of Harris Technology early in 2006, subtle changes in category mix in the retail business, reducing low value–add offers across all businesses and growing momentum in direct importing.

A number of new business initiatives were introduced during the year. These included the introduction of FlyBuys in all retail stores, a new contemporary stationery range and kids educational stationery offer, the addition of Kodak digital photo kiosks in all stores, a technology department relay and refresh across 11 stores. Each of these initiatives has contributed to an increase in sales and margin.

Eight new stores were opened during the year, increasing the network to 95 Officeworks superstores and eight Harris Technology Business centers.

Target

2006 compared with 2005

	2006 52 weeks	2005 53 weeks	Change
Sales (A$M)	3,170.1	3,088.6	2.6%
Segment result[1] (A$M)	233.7	218.8	6.8%
Stores	259	255	4
Selling area (M.sq.ft)	9.025	8.784

1.	Profit from ordinary activities before income tax and interest

Sales have increased by A$81.5 million or 2.6% to A$3,170.1 million.

Target delivered another record result following a successful year in 2006. The segment result has increased by A$14.9 million or by 6.8%, from A$218.8 million to A$233.7 million. Retail margins improved reflecting effective management of product sourcing and promotional programs. Direct sourcing of imported goods delivers greater cost efficiencies and faster access to new and differentiated products, enabling Target to deliver a unique and compelling offer to its customers.

Target continued to deliver on its strategy of providing on-trend, differentiated, affordable and high quality ranges, and has been early to market with new and exciting trends. Key promotions, especially homewares and toy sales were strongly supported. Customers responded favorably to Target’s private label ranges, including the new Free Fusion range for young women and product licenses in apparel and homewares.

Target opened nine stores and closed five older, smaller stores during the year, with an ongoing strategy of opening in areas where the Target brand remains under-represented and expanding the store footprint in key growth areas, including the successful Target Country format.

Property and Unallocated

2006 compared with 2005

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

The segment loss of A$100.0 million for 2006 included strategic initiative costs of A$51.9 million. The segment loss of A$109.1 million for 2005 included supply chain strategy implementation costs of A$43.2 million.

B.	LIQUIDITY AND CAPITAL RESOURCES

Cash flow information

	2006 A$M	2005 A$M
Net cash inflow from operating activities	1,300.6	1,157.1
Net cash inflow/(outflow) from investing activities	96.6	(1,020.6)

Free cash flow	1,397.2	136.5
Net cash outflow from financing activities	(1,356.5)	(537.5)

Net increase/(decrease) in cash held	40.7	(401.0)

Net cash inflow from operating activities

Net cash inflow from operating activities increased by A$143.5 million, reflecting the improvement in the underlying performance of the business.

Net cash inflow/(outflow) from investing activities

Net cash inflow from investing activities of A$96.6 million is after A$1,043.1 million (2005 A$925.0 million) of capital expenditure on property, plant and equipment, and A$202.5 million (2005 A$120.0 million) on business acquisitions, predominantly related to the acquisitions of Hedley Hotel Group Pty Ltd, Hedley Hotel Group No.2 Pty Ltd and Pharmacy Direct Pty Limited.

Disposal of assets realized A$1,329.8 million in 2006 compared with A$27.7 million in 2005. Proceeds in 2006 were primarily attributable to sale of Myer.

Net cash outflow from financing activities

Net cash outflow from financing activities of A$1,356.5 million, (2005 A$537.5 million) comprise A$453.1 million (2005 A$433.2 million) in cash payments for dividends, the net decrease in interest bearing debt of A$239.3 million (2005 a net increase of A$499.9 million), A$122.5 million proceeds from the issue of ordinary shares (2005 A$120.0 million) and payments for share buy-backs of A$838.2 million (2005 A$704.4).

Apart from Australian corporate law, which requires dividends to be declared from retained earnings, there are no legal or economic restrictions on the ability of subsidiaries within the Group to transfer funds to the Company in the form of cash dividends, loans or advances.

Capitalization

	2006 A$M	2005 A$M
Cash	485.6	440.9
Short-term deposits (1)		216.0

Cash	485.6	656.9

Bank overdraft	4.0	—
Other loans	26.2	216.0

Short-term debt (1)	30.2	216.0

Commercial paper supported by a committed facility, net of unamortized discount A$223,000 (2005 A$100,000)	94.8	79.9
Domestic bank loans	500.0	350.0
Foreign currency bonds and notes		296.7
Bonds and notes under domestic and international facilities	379.2	400.0
Net value of currency swaps hedging foreign currency borrowings (3)		86.7

Long-term debt	974.0	1,213.3

Total equity	3,598.0	3,415.1

Total capitalization (2)	4,576.0	4,844.4

(1)	For the year ended July 30, 2006, the short-term deposit receivable from Bank of New Zealand and other interest bearing loans payable to National Australia Bank Limited have been disclosed on a net basis. This is a result of Coles Group Finance Limited (formerly Coles Myer Finance Limited), CGNZ Finance Limited (formerly CMNZ Finance Limited), National Australia Bank Limited and Bank of New Zealand entering into a netting agreement on July 28, 2006.

(2)	Total capitalization consists of short-term debt, long-term debt and total equity.

(3)	The interest bearing liabilities have not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (refer note 40 to the Consolidated Financial Statements at Item 17).

The Company is of the opinion that its working capital will be sufficient for the next 12 months given the current trading expectations.

Net debt

Total long-term debt was A$974.0 million at July 30, 2006, compared with A$1,213.3 million at July 31, 2005. Long-term debt has lowered by way of sale of assets, such as the Myer divestment, during 2006 which was used to repay long-term foreign currency borrowings and fund the A$838.9 million off market share buy-back. The weighted average debt duration at July 30, 2006 was 4.2 years (2005 3.5 years). For a summary of the maturity profile of long-term liabilities, refer to note 23 of the Consolidated Financial Statements.

At July 30, 2006, the Company had a net debt (total debt less cash) position of A$518.6 million (2005 net debt position of A$772.4 million). The gearing ratio of net debt to total capital (being net debt to net debt and equity) at July 30, 2006, was 12.6% compared to 18.4% at July 30, 2005. Net borrowing costs increased from A$55.2 million to A$98.9 million. The average finance rate decreased from 6.7% at July 31, 2005, to 6.0% at July 30, 2006.

Sources of liquidity

Coles Group Finance Limited (CGFL), formerly Coles Myer Finance Limited, operates a number of different borrowing programs. These consist of:

•	An A$3,000.0 million Debt Issuance Program with Medium Term Notes on issue equivalent to A$426.2m million outstanding at year-end. The instruments defining the rights of the security holders of A$400.0 million of Medium Term Notes issued after May 2005 (the Note Deed Poll and the Guarantee Deed Poll) are included as Exhibits to this Form 20-F. The instruments defining the rights of the security holders of A$26.2 million of Medium Term Notes issued prior to May 2005 (the Deed of Covenant and Deed of Guarantee) are included as Exhibits to this Form 20-F. Generally, an annual update of the program is required. However, this year the Company has sought to be relieved from its undertaking to effect and maintain the Debt Issuance Program’s listing on the Luxembourg Stock Exchange. Consequently, the Company will not be undertaking the annual update of the program for 2007.

•	An unlimited Domestic Commercial Paper program established in October 2000 with A$94.8 million outstanding at year-end.

The following program was terminated effective June 30, 2006:

•	US$500.0 million Euro Commercial Paper Program.

The following programs were terminated during 2005:

•	US$500.0 million Euro-Medium Term Note Program effective September 15, 2004.

•	US$1,000 million US Medium Term Note Program for Coles Group Finance (USA) Pty Ltd (formerly Coles Group Finance (USA) Pty Ltd), cancelled effective August 6, 2004.

Coles Group has relationships with six major domestic and international banks, which at July 30, 2006, provided A$430.0 million of committed un-drawn standby facilities. In addition, the Company has a range of relationships with other major banks and investment banks, which provide it with transactional and advisory services.

Coles Group undertakes borrowings denominated in foreign currencies and imports both merchandise for re-sale and non-merchandise and capital equipment for use in its operations, which may also be priced in foreign currencies. The risks of variation in the rates of exchange for these currencies are managed by compliance with a Board-approved Foreign Exchange Risk Management Policy. This Policy provides that all foreign currency denominated borrowings will be hedged to the Australian dollar at the time that the borrowing is undertaken, by use of currency swaps or long dated forward exchange agreements. Thus, the Company is not exposed to foreign exchange risk on its borrowings, other than in the event of default by a counter-party to a swap agreement. This risk is considered to be negligible.

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

Exposure to interest rates is actively managed. At July 30, 2006, fixed interest rates applied to 98.7% of net interest bearing debt.

See also Item 11 ‘Quantitative and Qualitative Disclosures about Market Risk’.

Capital management initiatives

The Company purchased and cancelled its own shares during 2005 and 2006. See Item 4A. ‘Recent Developments’ for further detail.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES ETC.

Not applicable.

D.	TREND INFORMATION

Relevant industry and market trends are discussed for the Company as a whole and for each brand segment in Item 5A ‘Operating Results’.

E.	OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that are not consolidated by the Company. The Company has investments in the following associated entities, which are accounted for under the equity method of accounting as permitted by Australian GAAP:

•	CMS General Trust – trust arrangement that owns and operates the Cairns Central Shopping Center (disposed subsequent to balance date);

•	FlyBuysTM Partnership – a customer loyalty program whereby customers accumulate points on their shopping purchases in order to redeem awards such as free travel and accommodation; and

•	Quids Technology Pty. Ltd. – a software developer involved in developing software for two of the Company’s retail brands.

Refer to note 14 to the Consolidated Financial Statements included at Item 17, for further details.

Additionally, the Company has contracted, non-cancelable lease expenditure commitments not provided for as liabilities, however, are disclosed as commitments in note 31 of the Consolidated Financial Statements included at Item 17. For the purposes of US GAAP, transactions relating to certain of these leases are adjusted. Further details of these commitments are outlined in the Contractual Obligations table below.

F.	CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations, including debt service obligations at July 30, 2006 is set out in the table below:

A$ million	Less than one year	One to three years	Three to five years	Greater than five years	Total
Long-term debt		100.0	494.8	379.2	974.0
Interest payable on long-term debt	58.5	116.4	101.6	24.0	300.5
Capital expenditure (1)	217.9	41.1			259.0
Operating leases (2) (3)	949.2	1,753.8	1,488.8	3,480.6	7,672.4

Total contractual obligations	1,225.6	2,011.3	2,085.2	3,883.8	9,205.9

(1)	Amounts principally relate to building and fixture contracts for new stores and shopping centers.

(2)	Amounts relate to non-cancelable lease expenditure.

(3)	The Company subleases property and equipment to external parties. Future minimum lease obligations include any potential exposure arising from default by external parties on subleases. Contractual obligations in relation to guarantees issued are excluded as they are contingent liabilities.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The Directors of Coles Group are vested with the management and control of the business and affairs of the Company. The Constitution of Coles Group provides that there shall be such number of Directors, not less than five nor more than 14, as the Directors may determine. At January 12, 2007, there were nine Directors, of whom one was an Executive Director.

A person appointed as a Director to fill a casual vacancy or as an addition to the existing Directors will hold office until the conclusion of the next Annual General Meeting following their appointment.

The Directors are subject to retirement by rotation with at least one third retiring each year where the number of Directors is more than five (after certain exclusions), and with two retiring where the number of Directors is less than five (after certain exclusions). Eligible retiring Directors may offer themselves for re-election by the shareholders. A Director who is appointed a Managing Director by the Directors is not required to retire by rotation.

The Constitution also provides that unless the Directors decide differently, the office of a Director employed by the Company or by a subsidiary of the Company becomes vacant if the Director ceases to be so employed.

On September 20, 2004, the Board adopted a new policy relating to the tenure of non-executive Directors, in line with Australian Securities Exchange corporate governance guidelines. Under the new policy, Directors other than the Chairman would normally hold office for no more than 10 years except where special circumstances existed. The Chairman would be expected to serve in that role for a period of at least five years.

Board Changes and Composition

Details of the Directors in office at January 12, 2007, were:

Name	Office	Initially elected or appointed	Retires by rotation
Richard (Rick) H. Allert, AM	Chairman	1995	2009
John E. Fletcher	Managing Director and Chief Executive Officer (3)	2001	n/a	(1)
Patricia (Patty) E. Akopiantz	Director	2001	2007
Ronald K. (Keith) Barton	Director	2003	2009
William (Bill) P. Gurry, AO	Director	2001	2009
Anthony (Tony) G. Hodgson	Director	2003	2008	(2)
Belinda J. Hutchinson	Director	2005	2008	(2)
Sandra V. McPhee	Director	2003	2008	(2)
John M. (Michael) Wemms	Director	2003	2008	(2)
(1)	In accordance with Rule 35 of the Company’s Constitution, the Managing Director is not subject to retirement by rotation.

(2)	In accordance with Rule 35 of the Company’s Constitution, one of these Directors will be brought forward to retire in 2007.

(3)	In addition to his role as MD and CEO, Mr. Fletcher has assumed day-to-day leadership of Supermarkets.

At the 2006 Annual General Meeting, Mr. Richard (Rick) Allert, Mr. William (Bill) Gurry and Dr. Ronald (Keith) Barton were re-elected Directors. Mr. Martyn K. Myer retired by rotation and did not seek re-election.

In addition to the Directors, the Company has a group of senior managers who are responsible for the planning, directing and controlling the activities of the Consolidated Entity (defined for the purposes of Item 6 as ‘Senior Management).

Senior Management of Coles Group who were not Directors at January 12, 2007, were as follows:

Name	Position	Appointed to current position	Joined Company
Larry Davis	Managing Director, Kmart	2005	2002
Tim Hammon	Chief Officer, Corporate & Property Services	2001	1996
Launa Inman	Managing Director, Target	2005	2001
Fraser MacKenzie	Chief Financial Officer	2002	2002

Persons who were senior managers during 2006 but have since left the Company: Dawn Robertson - Managing Director, Myer and Hani Zayadi - Group Managing Director, Food, Liquor and Fuel.

Senior Management serve at the discretion of the Directors.

Details of the Directors and Senior Management are as follows:

Directors

Richard (Rick) H. Allert, AM1

Chairman

FCA Age 63, (Appointed Director 1995, Chairman from October 10, 2002)

Mr. Allert has had a distinguished career as a Chartered Accountant. He is the Chairman of AXA Asia Pacific Holdings Limited (a Director from 1995). Mr. Allert is a Director of the Australia Business Arts Foundation and Chairman of the Australia Council’s Major Performing Arts Board. He has been a Director of a number of public companies over many years and has also held positions with a number of government instrumentalities and community organizations.

John E. Fletcher

Managing Director and Chief Executive Officer

FCPA Age 55, (Appointed Director 2001)

Prior to Coles Group, Mr. Fletcher spent almost all his professional career with Brambles Industries, commencing in 1974, initially in an accounting role and then in a series of operational and senior management positions. He was appointed General Manager of the Transport Division in 1982, Commercial Director Europe in 1984, Managing Director CHEP Australia in 1986, Managing Director Brambles Australia in 1988 and Chief Executive Officer of Brambles Industries in 1993. Mr. Fletcher retired as Chief Executive Officer of Brambles in 2001. Mr. Fletcher was previously a Director of Telstra Corporation Limited (2001- 2006).

Patricia (Patty) E. Akopiantz

Non-executive Director

BA (Wellesley), MBA (Harvard) Age 43, (Appointed Director 2001)

Ms. Akopiantz has extensive senior management and consultancy experience in retail and consumer industries both in Australia and overseas. Ms. Akopiantz is a Director of Wattyl Limited (from 2005), Energy Australia Limited (from 2006) and AXA Asia Pacific Holdings Limited (from 2006). She is a member of Chief Executive Women. She is also a Director of the YWCA-NSW.

Ronald K. (Keith) Barton

Non-executive Director

BSc, PhD (UNSW), FTSE Age 66, (Appointed Director 2003)

Dr. Barton is a former Chief Executive Officer and Managing Director of James Hardie Industries Ltd, after holding a variety of executive positions at CSR Ltd. Dr. Barton’s current Directorships include Tower Ltd (from 2001), Amcor Ltd (from 1999), Air Liquide Australia Limited and Vision Australia Limited (from 2004). Dr. Barton’s previous board appointments include Goodman Fielder Ltd (Chairman), F H Faulding Ltd, Colonial Ltd and Australian Wealth Management Limited (2004 - 2005) and Citect Corporation Ltd (2001 - 2006).

[1]	AM: Member of the Order of Australia (Australia’s honours system). Award for service in a particular locality or field of activity or to a particular group.

William (Bill) P. Gurry, AO1

Non-executive Director

LLB Age 59, (Appointed Director 2001)

Mr. Gurry is a former Executive Chairman of one of Australia’s foremost investment banks, UBS Warburg. He has had a career in the Australian finance sector, being a former Managing Director of Capel Court Corporation, National Mutual Royal Bank Limited and Executive Director of Australian Bank Limited. He is currently a Director of Rabobank Australia Limited, Rabo Australia Limited, Cheviot Bridge Limited (from 2004), The Financial Markets Foundation for Children, New Matilda Pty Ltd, Australian Jesuit Foundation and the St Vincent’s and Mercy Private Hospital. Mr. Gurry has previously held positions with a number of corporate, government and community entities.

Anthony (Tony) G. Hodgson

Non-executive Director

FCA, FAICD, Age 66, (appointed Director 2003)

Mr. Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr. Hodgson’s current board appointments include Deputy Chairman (Chairman Audit Committee) Tabcorp Holdings Ltd (Director from 1994) and a Director of Committed Securities Limited. He is member of the Advisory Council at JP Morgan and of the Advisory Board at VISY Industrial Holdings Limited. Mr. Hodgson’s previous directorships include RMG Limited (Chairman), Melbourne Port Corporation (Chairman), Victorian TAB (Chairman), Presidents Club Limited and HSBC Bank Australia Ltd.

Belinda Hutchinson

Non-executive Director

BEc, FCA, Age 53, (appointed Director 2005)

Ms. Hutchinson has broad experience as a Non-executive Director and as an executive within the banking and financial services sector. Ms. Hutchinson is a Director of Telstra Corporation Limited (from 2001) and QBE Insurance Group Limited (from 1997). She is also a Director of St Vincents and Mater Health Sydney Limited and President of the State Library of New South Wales Council. Ms. Hutchinson’s previous appointments include Director of Energy Australia Limited (1997 – 2005), TAB Limited (1997 – 2004) and Crane Group Limited (1997 – 2004).

Ms. Sandra V. McPhee

Non-executive Director

DipEd, FAICD, Age 60, (appointed Director 2003)

Ms. McPhee has considerable experience as a Non-executive Director and as a senior executive in international consumer facing industries including aviation, retail and tourism, most recently with Qantas Airways Limited. Ms McPhee is a Director of Perpetual Limited (from 2004) and AGL Energy Limited (from 2006). She is also a Director of Australia Post, The Art Gallery of NSW and St Vincents and Mater Health. Ms. McPhee’s previous appointments include Deputy Chair South Australia Water, and Director of Primelife Corporation Limited (2003 – 2005), CARE Australia and Tourism Council Australia.

Michael Wemms

Non-executive Director

BA, MBA, Age 66, (appointed Director 2003)

Mr. Wemms has extensive retail and business experience in the United Kingdom. He worked at Tesco from 1972 to 2000 in a range of positions, including Store Manager, Personnel Director and Store Operations Director. He was a Director of Tesco plc from 1989 - 2000 and a part-time adviser to the company until June 2003. His current Non-executive Directorships include the international automotive group, Inchcape plc, A&D Pharma and Majid Al Futtaim Group of Dubai.

[1]	AO: Officer of the Order of Australia (Australia’s honour system). Award for distinguished service of a high degree to Australia or to humanity at large.

Senior Management

Larry Davis

Managing Director Kmart

Age 63

Larry Davis was appointed Managing Director of Kmart on February 14, 2005. Preceding this appointment Larry was Managing Director of Target Australia Pty Ltd from September 2001, where he developed the brand into one of Australia’s biggest retailers of women’s apparel. Larry’s career, prior to joining Coles Group, has been highlighted by 29 years at Sears Roebuck and Company and five years at Kmart US. He began his career in 1965 with Sears as a management trainee and spent the next 15 years in merchandise management and store operations roles. In 1987, Larry was appointed to Regional General Merchandise Manager for the New York region and was promoted to Eastern Regional Manager and then National Marketing Manager. He was then recruited as a retail consultant to the international marketing and advertising agency, Young & Rubicam to utilize his merchandise and retail marketing expertise. Larry joined Kmart US in 1996 and was appointed Senior Vice President – Marketing and Advertising, where he led the campaign to reposition the company.

Tim Hammon

Chief Officer, Corporate & Property Services

Age 53

Tim Hammon is Chief Officer, Corporate and Property Services for Coles Group. This role sees him responsible for property, legal services, risk management and company secretarial. Mr. Hammon began his legal career as an Articled Clerk at the law firm Mallesons Stephen Jaques, becoming a partner in 1984. From 1993 to 1994 he was Managing Partner for the firm’s Melbourne office, and in 1995, Managing Partner for the firm’s Sydney, Brisbane and Canberra offices. In 1996 he became Executive Director Strategy. Tim joined Coles Group in July 1996 as General Counsel to the Coles Group Board, and was appointed Chief Legal Officer in February 1997. His responsibilities at that time included Internal Audit, Risk Management, Compliance and Security. In 1998 he was appointed Chief Administration Officer and his responsibilities were expanded to include Property, Human Resources, Company Secretarial, Media Relations and Government Affairs.

Launa Inman

Managing Director Target

Age 50

Launa Inman was appointed Managing Director of Target Australia Pty Ltd on February 14, 2005, with leadership of one of Australia’s biggest retailers of women’s apparel responsible for more than 250 Target, Target Country and Baby Target stores. Prior to this appointment Launa was Managing Director of Officeworks from May 11, 2004, responsible for more than 80 Officeworks Superstores and Officeworks BusinessDirect. Before joining Officeworks, Launa was General Manager of Apparel and Accessories for Target Australia Pty Ltd with responsibility for all apparel divisions, including clothing, sleepwear, shoes and accessories. Launa joined Coles Group in January 2001 and set about repositioning Target in the competitive apparel market, with a view to offering good value, quality, on-trend, fashionable clothing. As a key member of the Coles Group Senior Executive team, Launa brings an extensive range of international retail knowledge and experience to her current position. Prior to joining Coles Group, Launa held senior leadership roles in Big W and with large South African based retail companies Pages and Edgars. Launa was awarded the 2003 Telstra Australian Business Woman of the Year and she was also the winner of the Commonwealth Government Private and Corporate Sector Award. She is also a member of the Women’s Chief of Enterprises Body – Australia Ltd.

Fraser MacKenzie

Chief Financial Officer

Age 55

Fraser MacKenzie was appointed Chief Financial Officer for Coles Group Limited in 2002, with responsibility for the Group’s Finance and Administration. He has extensive experience in financial strategy and management, including complex business transformations and integrations and successful cost reduction programs. He began his career in 1972 with Ernst & Young in Scotland. In 1976 he joined SmithKline Beecham in the UK where he worked in various financial management positions before becoming Business Development Director for Northern Europe. In 1985 he commenced as Finance Director for Australia and in 1988 he was appointed Managing Director for the New Zealand operation. Between 1990 and 1993, Mr. MacKenzie worked for Hanimex and Gestetner Australasia as Finance Director. Mr. MacKenzie held various positions between 1993 and 2001 including Market Development Director for Pfizer Animal Health New York, General Manager for SmithKline Beecham Australia/New Zealand and Chief Financial Officer for OPSM Group Ltd.

B.	COMPENSATION

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT TEAM

The aggregate amount of remuneration paid by Coles Group during 2006 to the above Directors and Senior Management during the year was A$28,096,683. This amount includes option amortization.

At January 12, 2007, there were agreements with P.E. Akopiantz, R.H. Allert, and W.P. Gurry which provide for benefits upon cessation of their directorships. Remuneration of non-executive Directors who have entered into retirement agreements includes amounts provided for by the Company in relation to the contractual retirement payment to which the non-executive director will be entitled to upon retirement from office. Retiring non-executive Directors have been paid in accordance with the terms of their retirement agreements. On March 27, 2003, the Company announced that non-executive Directors appointed after that date will not receive retirement benefits. At the Company’s Annual General Meeting on November 17, 2005, it was announced that the retirement benefits would be frozen as at that date, and no further accrual would be made. From November 17, 2005, all Directors have been paid according to one scale of fees.

Contributions to superannuation funds and amounts paid in respect of retirement benefits of A$821,547 are included in the aggregate amount of remuneration referred to above.

The remuneration for the 2006 financial year is as follows:

Key Management Personnel	Short-term				Post employment		Termination payments $	Total cash- based remuner- ation $	Non-cash, share-based remuneration		Total remuner- ation $
	Salary and fees $	Short- term incentives $	Non-monetary benefits(1) $	Other(2) $	Super- annuation(3) $	Retirement benefits $			Performance Shares $	Options $
Non-executive Directors
R. Allert	397,201	—	—	5,825	35,748	61,817	—	500,591	—	—	500,591
P. Akopiantz	120,799	—	—	5,825	40,878	8,964	—	176,466	—	—	176,466
K. Barton	132,577	—	—	5,825	26,099	—	—	164,501	—	—	164,501
W. Gurry(4)	138,318	—	—	5,825	12,449	(2,700)	—	153,892	—	—	153,892
T. Hodgson	170,069	—	—	5,825	15,306	—	—	191,200	—	—	191,200
S. McPhee	132,577	—	—	5,825	26,099	—	—	164,501	—	—	164,501
M. Myer	120,799	—	—	5,825	40,878	3,827	—	171,329	—	—	171,329
M. Wemms	97,997	—	—	5,825	67,003	—	—	170,825	—	—	170,825
B. Hutchinson	111,361	—	—	4,977	24,189	—	—	140,527	—	—	140,527
Subtotal	1,421,698	—	—	51,577	288,649	71,908	—	1,833,832	—	—	1,833,832

Other KMP

J. Fletcher	2,298,864	1,516,858	4,573	—	100,587	—	—	3,920,882	334,978	316,348	4,572,208
H. Zayadi(7, 8)	1,785,964	758,160	290,666	—	—	—	2,631,880	5,466,670	443,434	134,237	6,044,341
D. Robertson(6, 8)	1,244,753	1,144,138	130,050	1,000,000	10,116	—	1,863,321	5,392,378	—	2,822,959	8,215,337
L. Davis(8)	1,271,073	413,100	38,806	—	108,920	—	—	1,831,899	337,656	123,633	2,293,188
T. Hammon(5, 8)	799,686	517,080	—	300,000	80,673	—	—	1,697,439	165,138	54,868	1,917,445
F. MacKenzie(8)	715,317	560,000	—	—	107,606	—	—	1,382,923	89,875	60,071	1,532,869
L. Inman	657,606	449,500	29,287	200,425	53,088	—	—	1,389,906	186,274	111,283	1,687,463
Subtotal	8,773,263	5,358,836	493,382	1,500,425	460,990	—	4,495,201	21,082,097	1,557,355	3,623,399	26,262,851
Total remuneration	10,194,961	5,358,836	493,382	1,552,002	749,639	71,908	4,495,201	22,915,929	1,557,355	3,623,399	28,096,683

Footnotes in relation to remuneration paid in the 2006 financial year.

(1)	Non-monetary amounts include costs relating to fringe benefits which are available as part of normal salary packaging arrangements and may include motor vehicles, accommodation, travel, insurance and tax planning fees.

(2)	The other benefits figures include sign on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. Other benefits have been presented on an accruals basis in accordance with Accounting Standard requirements. Where a KMP’s employment is terminated but they nonetheless receive an amount in lieu of a payment for continued service, that amount is included as a component of the KMP’s termination remuneration.

(3)	The Coles Group is not required to make superannuation contributions in respect to overseas nationals who hold certain business visas.

(4)	Mr. Gurry previously received fees for acting as Chairman of the Coles Myer Superannuation Fund. His retirement from this position in 2002 resulted in a decrease in his anticipated retirement benefit compared with the prior year.

(5)	Mr. Hammon’s other remuneration amount includes a special A$300,000 discretionary bonus which was awarded in recognition of Mr. Hammon’s significant contribution to the Myer sale process. The amount is not considered as an STI as it was not contemplated in Mr. Hammon’s 2006 incentive plan.

(6)	Ms. Robertson’s remuneration for the 2006 financial year and up to May 31, 2006 included the following amounts:

•	A$1,827,983 in lieu of notice and in lieu of Ms. Robertson’s employment not extending beyond June 1, 2007 (of which A$30,706 had been accrued as remuneration in the prior year);

•	a A$750,000 retention bonus and a A$250,000 Myer divestment transaction completion bonus. The aggregate of these amounts is disclosed as other remuneration. Neither of these amounts are considered to be an STI as they were not contemplated in Ms. Robertson’s 2006 incentive plan;

•	An STI of A$1,144,138;

•	A$35,338 as a reasonable allowance to cover Ms. Robertson’s relocation to the United States; and

•	A$2,822,959 which was attributable to the value of options held by Ms. Robertson which the Board, in its discretion, decided would vest in favour of Ms. Robertson as part of her termination entitlement (note, the value of the options has been disclosed as a component of share based remuneration). In the ordinary course, these particular options would potentially have vested in the 2007 financial year subject to the achievement of the relevant performance hurdles. The value attributed to these options does not represent a cash cost to the Company.

(7)	Consistent with Mr. Zayadi’s role as Managing Director Food, Liquor and Fuel becoming redundant in March 2006, Mr. Zayadi received termination entitlements which included A$1,872,000 in lieu of notice, a further amount of A$748,800 which was contractually payable on separation of employment and an amount of A$11,080 in relation to a reimbursement of taxation adviser fees. In addition, the Board, in its discretion, decided that options that were otherwise due to vest during the 2007 financial year would vest as at the date of Mr. Zayadi’s termination. These options were originally subject to a length of service hurdle only and were not subject to TSR or EPS performance hurdles. The value attributed to these options does not represent a cash cost to the Company.

(8)	In addition to the Chief Executive Officer and in accordance with Section 300A(1)(c) of the Corporations Act 2001, these five executives received the highest remuneration amounts in respect to the 2006 financial year.

C.	BOARD PRACTICES

Board committees have been established to assist the full Board in identifying and managing the various business risks confronting the Company. There were three Committees in place at year end: Audit and Risk Committee, the Nomination and Remuneration Committee and the Corporate Social Responsibility Committee. In order to ensure that the procedures of the Committees are current and comprehensive, the responsibilities of each Committee are reviewed at least annually. Details of each committee are as follows:

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

The Committee met four times during 2006. Under the Committee’s Charter all members must be independent Directors. Its members currently are: Tony Hodgson (Chair), Patty Akopiantz, Rick Allert, and Michael Wemms.

Nomination and Remuneration Committee

The principal responsibilities of the Nomination and Remuneration Committee are:

•	To advise the Board on directorship appointments, with particular attention to the mix of skills, experience and other qualities of existing Directors;

•	To advise the Board on the appointment of potential successors to the Chief Executive Officer;

•	To review Board succession plans;

•	To review independent experts’ advice and then advise the Board annually on Chief Executive Officer’s and non-executive Directors’ remuneration;

•	To annually review the Board’s required mix of skills, experience and other qualities;

•	To develop and implement a process for the orientation and education of new Directors;

•	To review and advise the Board annually on the components of remuneration for Executives reporting directly to the Chief Executive Officer;

•	To review management’s recommendations and advise the Board on:

•	Performance linked compensation packages for management

•	Executives’ retirement, pension and superannuation schemes

•	Employee equity participation schemes;

•	To review management’s recommendations and advise the Board on succession plans and leadership development plans for key senior positions within the Company;

•	To review the Company’s industrial relations strategy; and

•	To review strategic human resources matters.

The Committee met five times during 2006. Its members were: Rick Allert (Chair), Keith Barton, Bill Gurry, Sandra McPhee and Belinda Hutchinson. Subsequent to the end of the 2006 financial year, the Board decided to separate this Committee into a Nomination Committee and a Remuneration Committee. The members of the Nomination Committee are Rick Allert (Chair), Bill Gurry and Michael Wemms. The members of the Remuneration Committee are Sandra McPhee (Chair), Rick Allert, Keith Barton, Belinda Hutchinson and Michael Wemms.

Corporate Social Responsibility Committee

The Corporate Social Responsibility Committee advises the Board on issues relating to Corporate Social Responsibility (CSR) specifically the Company’s social and environmental commitments to all of its stakeholders.

The Committee met four times during 2006. Its members currently are: Patty Akopiantz (Chair), Rick Allert and John Fletcher.

Professional Advice to Directors

Subject to the approval of the Audit and Risk Committee, Directors may engage an outside professional adviser at the expense of the Company in appropriate circumstances.

D.	EMPLOYEES

	Employee Numbers(1)
	2006	2005	2004
Brand segments
Food, Liquor & Fuel(2)	100,187	98,167	92,391
Kmart	27,006	26,415	26,234
Officeworks	3,904	3,883	3,757
Myer		20,608	20,707
Megamart		881	994
Target	23,981	23,658	23,632
Property and Unallocated(3)	8,838	8,726	8,393

	163,916	182,338	176,108

Geographic segments
Australia	162,541	181,084	174,847
New Zealand	1,053	1,026	1,089
Other(4)	322	228	172

	163,916	182,338	176,108

(1)	Full time, part time and casual employees at July 30, 2006. During 2006, the Company employed on average 90,600 casual employees. This figure includes Myer employees for the 10 months up to the time the sale of the Myer department store business was completed.

(2)	During 2004, the Company acquired the right to operate certain Shell fuel and convenience outlets. Employees of these brands are included in the Food, Liquor & Fuel segment.

(3)	Includes head office employees.

(4)	Includes employees from branch offices in Asia.

Employment and Employee Relations

The majority of the Company’s employees are covered by federally registered agreements, specific to the circumstances of each business and which are the result of negotiations with relevant industry unions. The remaining employees are covered either by individual agreements or common law employment contracts.

Relationships between the Company and the union bodies remain constructive in approach and 2006 was characterized by the continued success of negotiated agreements between Coles Group and the representative unions.

In a market that is characterized by low unemployment, wage growth during 2006 has seen increases within budgetary expectations and in line with the Australian retail industry. A continued emphasis on improving the links of performance-reward, succession planning and career development are continuing to be improved as key success factors in rewarding high performing staff.

Coles Group was able to avoid any industrial action during the year due to new labor laws and strategic planning around DC closures.

All businesses are moving towards greater permanency of employment. The key benefit for Coles Group is to attract and retain quality employees.

The Federal Government’s new WorkChoices Legislation has not had a significant impact on the way Coles Group manages employee relations within its various businesses.

Employer Funded Superannuation

In line with Legislation, Coles Group employees were given access to Superannuation choice in July 2005. Less than 1% of those eligible have exercised this option since the option was provided.

E. SHARE OWNERSHIP

At January 12, 2007, no individual Director or member of Senior Management held more than 1% of the Company’s shares.

Shares in the Company held by each Director as notified to the Australian Securities Exchange, at January 12, 2007 was as follows:

Director	Relevant Interest in Ordinary Shares
Patty Akopiantz	3,253
Rick Allert	25,569
Keith Barton	10,200
John Fletcher	1,204,458
Bill Gurry	140,000
Tony Hodgson	6,000
Belinda Hutchinson	42,000
Sandra McPhee	4,139
Michael Wemms	208

In addition, Martyn Myer retired as Director of Coles Group Limited on November 20, 2006. At this time Mr. Myer held a relevant interest in 1,537 ordinary shares in Coles Group Limited.

In addition, John Fletcher holds an interest in 1,704,500 vested options over ordinary shares, in the Company. Mr. Fletcher also holds an interest in 170,000 performance shares that may vest in September 2008 and, following shareholder approval at the 2006 Annual General Meeting, 204,000 performance shares that may vest in September 2009.

In addition to the relevant interest in ordinary shares disclosed above, Sandra McPhee held a relevant interest in 3,400 endowment warrants over ordinary shares in Coles Group Limited at July 30, 2006. These warrants were converted to ordinary shares on January 16, 2007.

At January 12, 2007, shares in the company held by other key management personnel were as follows:

Executive	Relevant Interest in Ordinary Shares
Larry Davis
Tim Hammon	50,000
Launa Inman
Fraser MacKenzie	344,000
Dawn Robertson
Hani Zayadi

Ms. Robertson’s employment concluded on May 31, 2006. At this time Ms. Robertson held NIL ordinary shares in the Company.

Mr. Zayadi’s employment concluded on July 31, 2006. At this time Mr. Zayadi held NIL ordinary shares in the Company.

Information on these shareholdings has been disclosed to shareholders in the Australian Annual Report.

Each of the remaining members of the Senior Management team beneficially owns less than 1% of the Company’s shares and no information has been disclosed to shareholders about their individual share ownership.

Option Holdings and Performance Shares

Details of options over ordinary shares of Coles Group and performance shares provided as remuneration to each Director of Coles Group and each Senior Manager are set out below. Further information on options is set out in note 36 to the Consolidated Financial Statements at Item 17.

July 30, 2006	Grant date	Exercise price $	Balance at 31 July 2005	Granted during the year	Value of grant $		Exercised(3)	Lapsed during the year	Balance at 30 July 2006		Vested during the year	Vested at 30 July 2006(4)
John Fletcher	Sep 01	6.33	1,500,000	—	—		1,000,000	—	500,000		500,000	—
	Nov 03	7.53	1,500,000	—	—		—	—	1,500,000		375,000	375,000
	Nov 05	—	—	85,000	5.24	(1)	—	—	85,000		—	—
	Nov 05	—	—	85,000	9.21	(2)	—	—	85,000		—	—
Larry Davis	Sep 01	6.28	600,000	—	—		300,000	—	300,000	(5)	300,000	—
	Jun 05	—	38,000	—	—		—	—	38,000		—	—
	Jun 05	—	38,000	—	—		—	—	38,000		—	—
	Dec 05	—	—	38,000	5.20	(1)	—	—	38,000		—	—
	Dec 05	—	—	38,000	9.18	(2)	—	—	38,000		—	—
Tim Hammon	Feb 02	7.66	745,000	—	—		500,000	—	245,000		149,000	96,000
	Jun 05	—	21,700	—	—		—	—	21,700		—	—
	Jun 05	—	21,700	—	—		—	—	21,700		—	—
	Dec 05	—	—	14,000	5.20	(1)	—	—	14,000		—	—
	Dec 05	—	—	14,000	9.18	(2)	—	—	14,000		—	—
Launa Inman	Feb 02	7.66	68,000	—	—		34,000	—	34,000		34,000	—
	Jul 04	8.43	210,000	—	—		—	—	210,000		42,000	42,000
	Jan 05	—	7,000	—	—		—	—	7,000		—	—
	Jan 05	—	7,000	—	—		—	—	7,000		—	—
	Jun 05	—	3,350	—	—		—	—	3,350		—	—
	Jun 05	—	3,350	—	—		—	—	3,350		—	—
	Dec 05	—	—	7,000	5.20	(1)	—	—	7,000		—	—
	Dec 05	—	—	7,000	9.18	(2)	—	—	7,000		—	—
	Dec 05	—	—	18,000	5.13	(1)	—	—	18,000		—	—
	Dec 05	—	—	18,000	9.13	(2)	—	—	18,000		—	—
	Dec 05	—	—	11,000	4.93	(6)	—	—	11,000		—	—
	Dec 05	—	—	11,000	8.80	(7)	—	—	11,000		—	—
	Dec 05	—	—	11,000	4.75	(6)	—	—	11,000		—	—
	Dec 05	—	—	11,000	8.48	(7)	—	—	11,000		—	—
Fraser MacKenzie	Sep 02	5.88	516,000	—	—		172,000	—	344,000		172,000	—
	Dec 05	—	—	25,000	5.20	(1)	—	—	25,000		—	—
	Dec 05	—	—	25,000	9.18	(2)	—	—	25,000		—	—
Dawn Robertson	May 02	6.44	1,500,000	—	—		1,500,000	—	—		1,500,000	—
	Dec 05	—	—	38,000	5.20	(1)	—	38,000	—		—	—
	Dec 05	—	—	38,000	9.18	(2)	—	38,000	—		—	—
Hani Zayadi	Aug 01	6.21	1,000,000	—	—		1,000,000	—	—		1,000,000	—
	Jun 05	—	38,000	—	—		—	12,560	25,440		—	—
	Jun 05	—	38,000	—	—		—	12,560	25,440		—	—
	Dec 05	—	—	38,000	5.20	(1)	—	25,299	12,701		—	—
	Dec 05	—	—	38,000	9.18	(2)	—	25,299	12,701		—	—

Total			7,855,100	570,000			4,506,000	151,718	3,767,382		4,072,000	513,000

(1)	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of note 36 to the Consolidated Financial Statements included at Item 17, and expire 3 years after grant.

(2)	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of note 36 to the Consolidated Financial Statements included at Item 17, and expire 3 years after grant.

(3)	Options exercised have been fully paid.

(4)	Vested options are fully exercisable.

(5)	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

(6)	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of note 36 to the Consolidated Financial Statements included at Item 17, and expire 4 and 5 years after grants respectively.

(7)	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of note 36 to the Consolidated Financial Statements included at Item 17, and expire 4 and 5 years after grants respectively.

In the period July 31, 2006 to January 12, 2007 the following movements in option holdings occurred:

•	John Fletcher was granted 204,000 performance shares following shareholder approval at the Annual General Meeting on November 20, 2006, and 295,500 of John Fletcher’s A$7.53 options lapsed on September 21, 2006 due to performance hurdles being partially met.

•	Tim Hammon exercised 245,000 options with an exercise price of A$7.66 between September 27, 2006 and October 10, 2006, and was granted 43,000 performance shares on December 4, 2006.

•	Launa Inman exercised 34,000 options with an exercise price of A$7.66 between October 5, 2006 and October 12, 2006, and was granted 65,000 performance shares on December 4, 2006.

•	Fraser MacKenzie exercised 172,000 options with an exercise price of A$5.88 on October 13, 2006, and was granted 57,000 performance shares on December 4, 2006.

•	Larry Davis was granted 76,000 performance shares on December 4, 2006.

OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

On April 30, 2003, the Australian Securities & Investments Commission issued Class Order (03/184) ‘Employee Share Schemes’. The Class Order stipulates that where a scheme or schemes involve a potential issue of shares e.g. options plans and performance share plans, the shares offered, plus the number of shares issued during the previous five years under employee share schemes, must not exceed five percent of the aggregate number of issued shares of Coles Group at the time of the offer. The Company complies with this requirement.

There were 6.8 million options over ordinary shares, and 4.6 million performance shares on issue at January 12, 2007.

Disclosure of holdings of options on an individual basis, to the extent required under the Corporations Act 2001 of Australia, is shown at note 37 to the Consolidated Financial Statements in Item 17.

The total number of ordinary shares that were the subject of options under option plans and the performance share plan held by Directors and Senior Management of Coles Group was 3,389,600 at January 12, 2007.

Mr. John Fletcher, Chief Executive Officer and Director of the Company held 1,704,500 options over ordinary shares in the Company and 374,000 performance shares at January 12, 2007. No other Director held options over issued or un-issued shares of the Company.

Executive Share Plan

Coles Group formerly maintained an Executive Share Plan (ESP), which was introduced in 1983. Under the ESP, Ordinary Shares may be issued (paid as to A$0.01 or such greater amount as may be specified by the Directors) to Executives (including Directors who are Executives) selected by the Directors. An amount of A$0.01 (or such greater amount as may be specified by the Directors) is payable to Coles Group on subscription for each such ESP Share with the balance (currently A$1.99) callable by Coles Group under certain circumstances. The ESP Shares do not carry a vote until fully paid (except with respect to a proposal to vary the rights thereof), are not transferable and cannot be paid up unless held for a minimum of two years except in the event of death or retirement. There have been no issues of ESP Shares since 1990.

Upon receiving a valid request made by a holder of ESP Shares for a call to be made, Coles Group shall do so within 40 days. Once payment is received pursuant to the call, the relevant ESP Shares shall be fully paid and shall convert to fully paid Ordinary Shares.

Holders of ESP Shares are entitled to participate in bonus issues and cash issues of shares on the same basis as holders of fully paid Ordinary Shares. ESP Shares are not listed on the Australian Securities Exchange or other stock exchanges on which the Ordinary Shares are listed until they are fully paid. Until fully paid, the ESP Shares do not rank for dividend entitlements. Subject to the above limitation, the entitlements in the ESP are determined by the Directors.

There were NIL ESP shares outstanding at January 12, 2007.

Executive Share Option Plan

The Coles Group Executive Share Option Plan (ESOP) was established pursuant to a resolution passed at a general meeting of the Company in 1987.

In 1997, shareholders amended the Rules of the ESOP to confer greater flexibility for the ESOP to be used in a wider range of circumstances. In particular, the Rules of the ESOP were amended so that unallocated shares held by the Trustee of the Coles Group Employee Share Plan Trust (the Trust) (refer Employee Share Plan page 56) could be used under the ESOP, instead of requiring new issues of shares by the Company on the exercise of options, and so that shares and options to acquire shares can be used with greater flexibility as part of employee remuneration packages. Where options are over issued shares held by the Trust, the Trust’s consent is required to make the necessary shares available.

Each option entitles its holder to acquire one fully paid ordinary share and will be exercisable at such price (if any) as is determined by the Directors. The options have a life of up to ten years and will lapse if the holder ceases to be employed other than by way of death or retirement. The ESOP enables options to be exercised only after the expiration of a period or the satisfaction of a performance condition to be determined by the Directors as appropriate for the relevant Executive, or as authorized by the Directors. Performance conditions may include the Executive or a group company or brand achieving a financial performance target, or total shareholder return (share price growth plus dividends) exceeding a nominated share price index or the total shareholder return of a designated group of companies. Shares allotted under the ESOP immediately rank pari passu with fully paid ordinary shares of Coles Group on issue at the date of allotment.

During 2006, no options were issued under the ESOP. Details of the options are shown at note 36 to the Consolidated Financial Statements at Item 17.

Executive Option Plan 2002

The Coles Group Limited Executive Option Plan 2002 (EOP) was established by the Directors during 2002, with the first issue of options under the plan made on March 8, 2002. Options issued under the EOP are over un-issued shares.

The EOP is designed to reward Executives for the creation of sustainable shareholder wealth over a three to five year period. The EOP is based on market priced options. Within the EOP, the Company operates a plan for senior executives called the Senior Executive Option Plan (SEOP).

Under the SEOP, in order for Executives (other than middle management) to exercise their options, Coles Group’s Total Shareholder Return (TSR) must exceed the median TSR over the same period for securities in the top 50 industrial companies in the S&P/ASX Top 100 index, or Coles Group's compound annual earnings per share growth must exceed a set percentage.

Except for 1,500,000 options granted to the Chief Executive Officer in 2003, options vest subject to the same EPS hurdles as those applicable to performance shares issued in 2005 and 2006 under the SEPSP (refer page 55) and a TSR hurdle which provides for progressive vesting of options between the 50th and 65th percentiles.

Options lapse if performance hurdles are not achieved within the five-year period post grant date or if an executive resigns prior to the completion of the required vesting periods. However, the Board in its discretion, may decide that options will vest notwithstanding that performance targets have not been met or in the instance where an executive resigns prior to the completion of the required vesting period.

During 2006, no options were issued under the EOP. Details of the options are shown at note 36 to the Consolidated Financial Statements at Item 17.

Senior Executive Performance Share Plan (SEPSP)

The SEPSP, approved by shareholders at the 2004 Annual General Meeting, is designed to link long-term executive remuneration with the growth in shareholder value. It is also designed to facilitate the retention of strategically important senior executives.

The SEPSP provides for annual grants of performance shares to executives. A performance share is a right to acquire an ordinary share in the Company for no consideration.

The number of performance shares granted to each executive is calculated by reference to the level of responsibility of the executive and the market value of the Company’s share price at the start of each financial year.

Subject to performance hurdles being met, performance shares may vest at the end of the testing period. The testing period is a three year period commencing on the first day of the financial year of the grant. If the performance hurdles are not met at the end of the testing period the performance shares will lapse.

If the performance hurdles are met, then the Company will issue or transfer ordinary shares to the executive. The Company currently intends to undertake on-market share purchases and to subsequently transfer the shares acquired to eligible executives so as to ensure there is no dilution of existing shareholder interests as a result of the operation of the performance share plan. Once transferred to eligible executives, the shares must then be held by the executive for a period of 12 months following which they will be free to deal with the shares.

There are two performance hurdles applicable to the performance shares, namely relative total shareholder return (TSR) and earnings per share (EPS) growth. Each hurdle applies to 50% of the performance shares granted to each participant. For 100% of an executive’s performance shares to vest, both the TSR and EPS hurdles must be satisfied to the maximum extent.

The Coles Group’s TSR performance is compared with the TSR performance of the largest 50 industrial companies in the S&P/ASX Top 100 index over discrete three-year periods. Calculation of TSR is undertaken independently by Mercer Consulting Group or Link Market Services.

Performance shares subject to the TSR performance hurdle will vest in accordance with the following vesting scales.

TSR vesting schedule

TSR - compared with performance of the largest 50 industrial companies in the S&P/ASX Top 100 index

TSR Target	% of TSR performance shares that vest
TSR below 51st percentile	Nil
TSR between 51st and 74th percentile (inclusive)	Progressive vesting on a straight line basis from 50% to 99%
TSR at or above 75th percentile	100%

EPS vesting schedule

EPS hurdles for all performance shares issued in 2005 and 2006, other than the CEO Mr John Fletcher’s 2006 issue, will remain at the levels approved by shareholders in 2004 (12.5% pa compound (50% vesting) and 15% pa compound (100% vesting)) over the relevant three financial years.

Thus, the EPS vesting schedule for performance shares already issued in 2005 and 2006 under the SEPSP is:

EPS Target	% of EPS performance shares that vest
EPS growth less than 12.5% pa compound	Nil
EPS growth at 12.5% pa compound	50%
EPS growth between 12.5% pa and 15% pa compound	Progressive vesting on a straight line basis from 51% to 99%
EPS growth at or above 15% pa compound	100%

The EPS hurdle for the performance shares issued in 2006 to Mr John Fletcher will be A$0.894 in 2008. This is an all or nothing test for those shares.

The EPS vesting schedule for performance shares to be issued in 2007 is:

2009 EPS Target growth on 2008 EPS of A$0.894	% of EPS performance shares that vest
EPS growth less than 8%	Nil
EPS growth at 8%	25%
EPS growth between 8% and 10%	Progressive vesting on a straight line basis from 25% to 49%
EPS growth at 10%	50%
EPS growth between 10% and 12%	Progressive vesting on a straight line basis from 51% to 99%
EPS growth at or above 12%	100%

The EPS vesting schedule for performance shares to be issued in 2008 and beyond is:

EPS Target growth with an 2008 EPS base of no less than A$0.894	% of EPS performance shares that vest
EPS growth less than 8% pa compound	Nil
EPS growth at 8% pa compound	25%
EPS growth between 8% pa and 10% pa compound	Progressive vesting on a straight line basis from 25% to 49%
EPS growth at 10% pa compound	50%
EPS growth between 10% pa and 12% pa compound	Progressive vesting on a straight line basis from 51% to 99%
EPS growth at or above 12% pa compound	100%

These changes also apply to the 204,000 performance shares granted to the CEO, Mr John Fletcher, as approved by shareholders at the Company’s Annual General Meeting on November 20, 2006.

During 2006, 1,964,700 performance shares were issued under the SEPSP. Details of the performance shares issued are shown at note 36 to the Consolidated Financial Statements at Item 17.

Employee Share Plan

In 1993, shareholders approved the establishment of the Coles Group Employee Share Plan (the Plan). The Plan involved the establishment of the Coles Group Employee Share Plan Trust. An independent trustee, Coles Group Employee Share Plan Limited, acts as Plan Manager under the Plan, and the Company provided finance to the Plan Manager to acquire Coles Group shares primarily on the ASX.

Employees who had worked continuously for the Coles Group for 12 months full-time, 12 months part time or 24 months casually were eligible to be invited to participate in the Plan. Eligible employees invited by the Plan Manager to participate acquired the shares interest free from the Plan Manager at the average cost of the shares, or such price as determined by the Plan Manager.

Employees pay for the shares by applying the dividends on the shares and making voluntary payments. Employees are unable to receive the shares for three years and are protected from any loss on the shares. A maximum of 20 years is allowed for the purchase price to be paid in full. The shares are held by the Plan Manager until the purchase price is paid in full.

The number of shares offered to each employee depended on the employee’s position and performance within the Coles Group. No invitation to participate in the Plan has been made since August 14, 1996. There are no Directors or Officers participating in this Plan.

Details of shares held under the Plan are shown at note 36 to the Consolidated Financial Statements at Item 17.

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The Company is not directly or indirectly owned or controlled by another corporation, by any government or by any other natural or legal person.

As at January 12, 2007, the following persons were known to the Company to have an interest in more than 5% of any class of Coles Group’s voting securities.

	Number of shares	% of fully paid shares
Commonwealth Bank of Australia	59,961,866	5.0%
S. Lew Custodians Pty. Ltd. and its associates	69,530,160	5.8%

All fully paid shareholders have the same voting rights.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of Coles Group.

B.	RELATED PARTY TRANSACTIONS

In the Consolidated Financial Statements, related party transactions for Coles Group for 2006 and 2005 are set out in note 38 to the Consolidated Financial Statements at Item 17.

In addition, during the six-month period July 31, 2006 to January 12, 2007, the Company had the following related party transactions, not already described in note 38 to the Consolidated Financial Statements at Item 17.

(i) Transactions with key management personnel

Mr. M.K. Myer

The Coles Group had transactions with director-related entities of Mr. M.K. Myer. Mr. M.K. Myer had no financial interest in these entities.

The type of transactions between the director-related entities of Mr. Myer and the Coles Group during the period July 31, 2006 to November 20, 2006, being the date Mr. Myer ceased to be a director of Coles Group Limited were: leasing property by Armidale No 2 Property Syndicate to the Coles Group in the normal day-to-day conduct of its business A$302,133; and leasing property by Tram Road Property Holdings Pty Ltd to the Coles Group in the normal day to day conduct of its business A$120,750, net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Mr. J. M. Wemms

At July 30, 2006, the Coles Group had an amount payable to Mr. Wemms of A$60,000. At January 12, 2007, the remaining amount payable is A$NIL.

(ii) Transactions with other related parties

The aggregate amounts brought to account during the six-month period from July 31, 2006 to October 5, 2006, being the date of disposal of the CMS General Trust, in respect of the following type of transactions and class of related party involved was:

•	Lease rentals, net of recoverable expenses, paid to associated entities by the Coles Group A$561,105 on normal commercial terms and conditions. Balance of amounts payable by the Coles Group (current) at January 12, 2007 A$NIL.

•	Distributions received and receivable by the Coles Group from an associated joint venture A$1,637,169 and the Coles Group’s purchase of units in an associated joint venture A$1,194,123 in accordance with Trust Deed and Partnership Agreements. Balance of amounts payable by the Coles Group (current) at January 12, 2007 A$NIL.

The aggregate amounts brought to account during the six-month period from July 31, 2006 to January 12, 2007 in respect of the following types of transactions and each class of related party involved were:

•	The Coles Group’s cost of participation with an associated entity in customer loyalty programs and services provided, net of recoverable expenses, by the associated entity in relation to those programs A$11,388,125 in accordance with a service agreement. Balance of amounts payable by the Coles Group (current) at January 12, 2007 A$7,323,993.

•	The sale of customer cards to an associated entity on normal commercial terms and conditions by the Coles Group A$17,281,960. Balance of amounts receivable from an associated entity by the Coles Group (current) at January 12, 2007 A$NIL.

•	Software development and license fees paid to an associated entity by the Coles Group A$509,868 on normal commercial terms and conditions. Balance of amounts payable by the Coles Group (current) at January 12, 2007 A$NIL.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS

The Company’s Consolidated Financial Statements are included as Item 17.

Legal Proceedings

Certain companies within the Coles Group are party to various legal actions, which have arisen in the normal course of business. It is the opinion of Directors that any liabilities arising from such legal action would not have a material adverse effect on the Company’s financial position and results of operations.

The Australian Competition and Consumer Commission (ACCC) instituted legal proceedings against Liquorland in 2003. The allegations related to eight agreements that Liquorland entered into with applicants for liquor licenses in NSW from 1997 until 2001. The ACCC alleged that in entering into the agreements, Liquorland made a contract arrangement or arrived at an understanding with the applicants, which contained an exclusionary provision within the meaning of the Trade Practices Act (TPA) and had the purpose of substantially lessening competition in the market.

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

B.	SIGNIFICANT CHANGES

Refer note 42 to the Consolidated Financial Statements included at Item 17.

ITEM 9	THE OFFER AND LISTING

The principal trading market for Coles Group shares is the Australian Securities Exchange. American Depositary Shares (ADS), each representing eight Ordinary Shares and evidenced by American Depositary Receipts (ADRs), for which Citibank, N.A. was the Depositary, were traded on the New York Stock Exchange up until February 2, 2006.

The following table sets out, for the periods indicated, the highest and lowest sale prices for Coles Group’s Ordinary Shares, reported as the last sale on any trading day on the Australian Securities Exchange and the highest and lowest sale prices for Coles Group’s ADS’s, which were traded under the symbol ‘CM.’ on the New York Stock Exchange up until February 2, 2006. Citibank N.A., 111 Wall Street, New York, New York, 10043, Telephone: (212) 657 7808, acted as depositary for the ADSs.

		Ordinary Shares		American Depositary Shares*
Period		A$ High	A$ Low	US$ High	US$ Low
Fiscal Year	2002	8.91	6.12	37.40	24.70
	2003	7.42	5.38	38.75	24.70
	2004	9.18	7.20	52.00	37.05
	2005	10.11	8.20	63.40	49.93
	2006	12.25	9.34	65.23	57.30
Fiscal Year 2005	First Quarter…(Aug-Oct)	9.59	8.71	56.66	49.93
	Second Quarter…(Nov-Jan)	10.09	9.09	63.40	56.01
	Third Quarter…(Feb-Apr)	9.92	8.51	63.31	53.85
	Fourth Quarter…(May-Jul)	9.67	8.20	59.90	52.55
Fiscal Year 2006	First Quarter…(Aug-Oct)	10.41	9.34	64.02	57.30
	Second Quarter…(Nov-Jan)	10.86	9.72	65.23	57.70
	Third Quarter…(Feb-Apr)	11.23	9.50	63.35	59.75
	Fourth Quarter…(May-Jul)	12.25	10.51	n/a	n/a
Fiscal Year 2007	First Quarter…(Aug-Oct)	14.80	10.56	n/a	n/a
Month ended	July 2006	12.25	11.32	n/a	n/a
	August 2006	13.99	10.56	n/a	n/a
	September 2006	14.80	13.46	n/a	n/a
	October 2006	14.50	12.75	n/a	n/a
	November 2006	13.98	13.26	n/a	n/a
	December 2006	14.19	13.15	n/a	n/a

*	The share prices relevant to American Depositary Shares are recorded up until February 2, 2006, at which point in time they ceased trading.

ITEM 10	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	CONSTITUTION

The corporate organization and conduct of Coles Group are governed by its Constitution (the Constitution). A full copy of the Company’s Constitution and any amendments to it are filed with the SEC (refer to exhibit 19). References to ‘rules’ in this document are references to rules set forth in the Company’s Constitution. At the Company’s Annual General Meeting on November 20, 2006, a minor alteration was made to the Company’s Constitution whereby the rule for age qualification attaching to the office of a Director was removed. The rule was no longer considered appropriate in light of the tenure policy the Company has adopted for Non-executive Directors (refer page 41).

C.	MATERIAL CONTRACTS

Material contracts entered into or performed in whole or in part for the two years immediately preceding publication of this document, are as follows:

1.	Debt Issuance Program – Deed of Guarantee and Deed of Covenant (Exhibits 2.1, 2.2 and 2.6 at Item 19). Note Deed Poll and Guarantee Deed Poll (Exhibits 2.3 and 2.4 at Item 19). Common Provisions Deed Poll (Exhibit 2.5 at Item 19).

2.	License Agreements between Kmart Corporation and Kmart Australia Limited and Kmart New Zealand Limited (Exhibits 15.1 and 15.2 at Item 19).

3.	Employment agreements – we have filed the following employment agreements with the SEC:

Exhibit No.	Contract	Position of Executive	Duration of contract
4.2	Employment Agreement, dated February 1, 2002, between Coles Group Limited. and Mr. Tim Hammon	Chief Officer Corporate & Property Services	(1)

4.3	Employment Agreement, dated April 4, 2002, and subsequent amendments dated September 9, 2003 and November 18, 2003 between Coles Group Limited. and Ms. Dawn Robertson	Managing Director Myer	(1)

4.4	Employment Agreement dated July 19, 2001, and subsequent amendment dated October 1, 2003, between Coles Group Limited. and Mr. Hani Zayadi	Managing Director Kmart	(1)

4.5	Employment Agreement, dated August 15, 2001, and subsequent amendment dated October 1, 2003, between Coles Group Limited. and Mr. Larry Davis	Managing Director Target	(1)

4.6	Employment Agreement, dated August 8, 2003, between Coles Group Limited. and Mr. Steven Cain	Group Managing Director, Food, Liquor and Fuel	(1)

4.7	Employment Agreement, dated March 19, 2004, between Coles Group Limited. and Mr. Fraser MacKenzie	Chief Financial Officer	Fixed term to April 30, 2007

4.8	Agreement to extend term of appointment, dated February 11, 2005, between Coles Group Limited. and Mr. John Fletcher	Chief Executive Officer	(1)

4.9	Employment Agreement dated April 15, 2005, between Coles Group Limited. and Mr. Hani Zayadi	Group Managing Director Food, Liquor & Fuel	(1)

4.10	Employment Agreement dated February 14, 2005, between Coles Group Limited. and Mr. Larry Davis	Managing Director Kmart	(1)

4.11	Employment Agreement dated February 14, 2005, between Coles Group Limited. and Ms. Launa Inman	Managing Director Target	(1)

4.12	Settlement and Release Agreement dated July 13, 2005, between Coles Group Limited. and Mr. Steven Cain	Former Group Managing Director Food, Liquor & Fuel	(2)

(1)	Terminable at will of either the Company or the Executive. The standard notice period required by the Company is 12 months and the standard notice period required by the Executive is 6-12 months.

(2)	An 18-month restraint period is applicable from January 3, 2005.

D.	EXCHANGE CONTROLS

Under existing Australian legislation in force at the date of this Annual Report, the Reserve Bank of Australia does not inhibit the import and export of funds, and no permission is required by Coles Group for the movement of funds into and out of Australia, except to or on behalf of certain authorities and agencies of North Korea, the Federal Republic of Yugoslavia or Zimbabwe (or certain persons associated with such authorities or agencies) or property, securities or funds belonging, directly or indirectly to such persons. In addition, other legislation and regulations in Australia also restrict or prohibit payments, transactions and dealings with assets having a proscribed connection with certain countries (which at the date of the Annual Report does not include the United States of America) or proscribed persons or entities subject to international sanctions associated with terrorism and assets derived from or generated by any such assets.

Non-residents are entitled to hold Ordinary Shares in the Company. However, prohibitions and restrictions apply to the size of shareholdings and to takeovers. Prohibitions and restrictions include those found in the Corporations Act 2001, the Foreign Acquisitions and Takeovers Act 1975 (Cth), the Trade Practices Act 1975 (Cth) and the listing rules of the Australian Securities Exchange.

Shareholders, including holders of ADR’s, are advised to consult their own advisors as to the source, nature and effect of the prohibitions and restrictions.

E.	TAXATION

The following summary contains Australian and United States tax consequences that may result from ownership of ADSs and Ordinary Shares. This summary is not exhaustive of all possible tax considerations and is based on the laws in force as of the date of this Annual Report (some of which may have retroactive effect). Investors are advised to consult their own tax advisors as to the tax consequences under Australian, US Federal, US state, and US local tax laws of the acquisition, ownership and disposition of ADSs and Ordinary Shares.

Australian Taxation

An imputation system operates in Australia in respect of company income tax. The system provides for the relief of double taxation on dividends paid by Australian resident companies. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate tax rate (currently 30%). The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to Australian shareholders, and to shareholders who are not Australian residents holding the ADSs or Ordinary Shares through an Australian ‘permanent establishment’ (broadly, an Australian branch). This means that these shareholders who receive assessable franked dividends from a company are generally entitled to a tax offset for the tax paid by the company on its income i.e. to the extent the company has paid tax on the income which underlies the dividend, the shareholder will not also have to pay tax.

Under the current double taxation convention between Australia and the United States, dividends paid by Coles Group to a United States resident shareholder of Coles Group, including an ADS holder, who is not deemed to be an Australian resident for tax purposes and does not hold the ADSs or Ordinary Shares through an Australian permanent establishment, will generally be subject to an Australian withholding tax at a maximum rate of 15% on their un-franked amount (the franked amount will not be subject to Australian withholding tax). If the relevant shareholding is at least 10% of Coles Group’s issued shares, then lower withholding tax outcomes may occur under the double tax convention. To the extent that withholding tax is paid, this is a final tax and no other Australian tax would be payable.

Since the introduction of the imputation system, all dividend distributions made by Coles Group have been fully franked. Coles Group has provided and will continue to provide all shareholders with notices that specify the franked and un-franked amount of each dividend and the amount (if any) of dividend withholding tax deducted. The notices will also state the franking percentage.

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

(b)	if the ADSs or Ordinary Shares have been used by the holder in carrying on business through an Australian permanent establishment; or

(c)	if the total number of ADSs or Ordinary Shares beneficially owned by the non-resident or his associates, or the non-resident together with his associates, at any time during the period of five years preceding the disposal represents 10% or more of the issued share capital of Coles Group (excluding share capital carrying no right to participate beyond a specified amount in a distribution of profits or capital).

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

United States Taxation

The following summary describes the material United States federal income tax consequences relating to an investment in the Ordinary Shares or ADSs. This summary is based on the Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and investors are urged to consult their own tax advisor regarding their specific tax situation. The summary applies only to holders who hold Ordinary Shares or ADSs as ‘capital assets’ (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

•	insurance companies;

•	regulated investment companies and real estate investment trusts;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States Dollars;

•	United States expatriates;

•	investors that hold the Ordinary Shares or ADSs as part of a hedge, straddle or conversion transaction; or

•	holders that own, directly, indirectly, or constructively 10.0% or more of Coles Group’s total combined voting stock.

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

Investors are a ‘US Holder’ if they are a beneficial owner of Ordinary Shares or ADSs and they are for United States federal income tax purposes:

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

If a partnership holds Ordinary Shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Ordinary Shares or ADSs should consult their own tax advisors. A ‘Non-US Holder’ is a beneficial owner of Ordinary Shares or ADSs that is not a US Holder.

For United States federal income tax purposes, a US Holder of an ADS will generally be treated as the owner of the Ordinary Shares represented by the ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for Ordinary Shares. A US Holder’s tax basis in the Ordinary Shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the Ordinary Shares will include the period during which the holder held the surrendered ADS. However, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of Australian taxes paid with respect to the ADSs could be affected by future actions that may be taken by the United States Treasury.

Distributions on Ordinary Shares or ADSs

Cash distributions, made by Coles Group to a US Holder with respect to Ordinary Shares or ADSs (including amounts withheld in respect of any Australian withholding taxes), generally will be taxable to such US Holder as ordinary dividend income when such US Holder receives the distribution, actually or constructively, to the extent paid out of Coles Group’s current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income (QDI), individual US Holders of the Ordinary Shares or ADSs will generally pay tax on such dividends received before 2011 at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Assuming Coles Group is not a passive foreign investment company (as discussed below), dividends paid by Coles Group will be QDI if Coles Group is a qualified foreign corporation (QFC) at the time the dividends are paid. Coles Group believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Distributions in excess of Coles Group’s current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such US Holder’s tax basis in the Ordinary Shares or ADSs. Any distribution in excess of such tax basis will be treated as capital gains and will be either long-term or short-term capital gains depending upon whether the US Holder held the Ordinary Shares or ADSs for more than one year. Dividends paid by Coles Group generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

Subject to certain limitations, a US Holder may be entitled to a credit or deduction against its US federal income taxes for the amount of any Australian taxes that are withheld from dividend distributions made to such US Holder. The decision to claim either a credit or deduction must be made annually, and will apply to all foreign taxes paid by the US Holder to any foreign country or US possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For tax years beginning before January 1, 2007, income received with respect to the Ordinary Shares or ADSs will be treated as foreign source income and generally will constitute ‘passive income’ or, in the case of certain holders, ‘financial services income’ for United States foreign tax credit limitation purposes, and for tax years beginning after December 31, 2006, will be treated as ‘passive category income’ or ‘general category income’ for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and US Holders may be subject to various limitations on the amount of foreign tax credits that are available. Coles Group therefore urges investors to consult their own tax advisor regarding the availability of the foreign tax credit under their particular circumstances.

The amount of any cash distribution paid in Australian dollars will equal the United States Dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the US Holder (in the case of Ordinary Shares held directly by such US Holder), regardless of whether the payment is in fact converted to United States Dollars at that time. Generally, a US Holder should not recognize any foreign currency gain or loss if such Australian dollars are converted into United States Dollars on the date received. If the Australian dollars are not converted into United States Dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Australian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of Ordinary Shares or ADSs

A US Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Ordinary Shares or ADSs measured by the difference between the United States Dollar value of the amount received and the US Holder’s tax basis (determined in United States Dollars) in the Ordinary Shares or ADSs. Any gain or loss will be a long-term capital gain or loss if the Ordinary Shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The ability to deduct capital losses is subject to limitations.

For cash-basis US Holders who receive foreign currency in connection with a sale or other taxable disposition of Ordinary Shares or ADSs, the amount realized will be based upon the United States Dollars value of the foreign currency received with respect to such Ordinary Shares or ADSs as determined on the settlement date of such sale or other taxable disposition. Accrual-basis US Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of Ordinary Shares or ADSs, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the United States Internal Revenue Service. Accrual-basis US Holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States Dollars value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of Ordinary Shares or ADSs.

Passive Foreign Investment Company Rules

US Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if Coles Group is, or were to become, a passive foreign investment company (PFIC) for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually and thus may be subject to change, Coles Group does not believe that it is, nor does it expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. Coles Group urges investors to consult their own tax advisor regarding the adverse tax consequences of owning the Ordinary Shares or ADSs of a PFIC and making certain elections designed to lessen those adverse consequences.

Taxation of Non-US Holders

Non-US Holders generally will not be subject to United States federal income or withholding tax on dividends received from Coles Group with respect to Ordinary Shares or ADSs, unless such income is considered effectively connected with the Non-US Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

Non-US Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of Ordinary Shares or ADSs unless:

•	such gain is considered effectively connected with the Non-US Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-US Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-US Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on Ordinary Shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of Ordinary Shares or ADSs, paid to a US Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding, at a rate currently equal to 28%, unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

Non-US Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish its non-US status in connection with payments received within the United States or through certain US-related financial intermediaries.

Backup withholding is not an additional tax. Investors generally will be allowed a credit of the amount of any backup withholding against their United States federal income tax liability or they may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the United States Internal Revenue Service.

US Estate Taxation

An individual holder who is a US citizen or resident (for US estate tax purposes) will have the value of the Ordinary Shares or ADSs included in the individual’s gross estate for US estate tax purposes. The individual holder’s estate may be entitled to a tax credit against the holder’s US estate tax to the extent the individual holder’s estate actually pays non-US estate tax on the value of the Ordinary Shares or ADSs; however, investors should consult their own tax advisors regarding both the US and non-US estate tax consequences of their investment.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Documents concerning the Company that are referred to in this Annual Report may be inspected at 800 Toorak Road, Tooronga, Victoria 3146, Australia (Tel +613 9829 3111) attention Company Secretary.

Copies of such materials may also be obtained from the principal office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may also obtain information from the operation of the SEC’s Public Reference Room by calling 1-800-SEC-0330.

Additionally, the SEC maintains a web site at http://www.sec.gov that contains reports and other information that registrants file electronically with the SEC through the Electronic Data Gathering, Analysis and Retrieval system (EDGAR).

I. SUBSIDIARY INFORMATION

Refer note 35 to the Consolidated Financial Statements contained in Item 17 for a complete list of the Company’s subsidiaries.

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The discussion below contains certain forward-looking information. See comments regarding ‘Forward-Looking Statements’ on page 1 of this Annual Report.

The Coles Group uses a combination of cross currency swaps and forward contracts to manage exchange rate risk associated with foreign currency denominated borrowings. To manage its exposure to movements in interest rates, it uses the derivative classes of interest rate swaps, options, forward rate agreements and futures. Exposures arising from the importation of merchandise, non-merchandise and capital equipment are managed by the use of currency options and forward exchange contracts.

At July 30, 2006, all derivative financial instruments held by the Coles Group were held for the purpose of hedging identifiable exposures to exchange and interest rate fluctuations. As a consequence, market risk, that is, the risk that the value of derivative financial instruments will be adversely affected by changes in the market value of the underlying asset, reference rate or index is not believed to be an exposure for the Coles Group. Credit risk, however, is an exposure that affects the use of derivative financial instruments. Credit risk arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract when settlement becomes due. The Coles Group has a documented system of credit assessment and the setting of dealing limits in place to minimize credit risk.

Derivative financial instruments are only undertaken with financial institutions that have been independently assessed to have a strong capacity to pay interest and repay principal in a timely manner.

It is not the policy of the Coles Group to grant or to seek collateral when entering into derivative transactions.

The Company’s net debt and foreign exchange at July 30, 2006, which is recorded at a fair value of A$555.9 million (July 31, 2005 A$771.0 million) has exposure to price risk. This risk is defined as the potential opportunity loss in fair value resulting from a hypothetical 10% adverse change in interest and foreign exchange rate movements. Actual results may differ.

A sensitivity analysis that assumes a 10% downward shift in interest rates across all yield curves at July 30, 2006, results in a potential opportunity cost to the Company’s net debt portfolio of A$8.1 million (July 31, 2005 A$4.7 million). The model used for the sensitivity analysis calculated the net present value of all outstanding cash flows related to the Company’s interest rate swap portfolio. A sensitivity analysis was performed on the basis that any movement in interest rates was treated at the same rate of change across the entire yield curve. The impact of a 10% adverse shift on the foreign exchange exposure at July 30, 2006 and July 31, 2005, would not have had a material impact on the Company’s results from operations.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15	CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report on Form 20-F, an evaluation was carried out under the supervision, and with the participation of, management including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as defined in the Securities Exchange Act Rule 13a-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States and Australia (GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that the Company’s receipts and expenditures are being made only in accordance with the authorization of the Company’s management and directors; and

•	Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 30, 2006, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on this assessment, management concluded that as of July 30, 2006, the Company’s internal control over financial reporting was effective.

PricewaterhouseCoopers, the Company’s independent registered public accounting firm, who also audited the Company’s financial statements as of and for the year ended July 30, 2006, issued an audit report on management’s assessment of the Company’s internal control over financial reporting as of July 30, 2006, as stated in their report which is included herein.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

The Board of Directors has determined that the financial experts serving on the Audit and Risk Committee are Mr. A.G. Hodgson and Mr. R.H. Allert. All members of the Audit and Risk Committee qualify as independent Directors under the Corporate Governance Guidelines.

ITEM 16B	CODE OF ETHICS

The Company has adopted a code of ethics that applies to all employees of the Company. The code of ethics is referred to as the Coles Group Limited Code of Conduct and can be accessed on the Company’s website at www.colesgroup.com.au. No amendments to or waivers of the code of ethics were made or granted during 2006.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

a) Audit fees for the year ended July 30, 2006 were A$9,687,000 (2005 A$7,402,000). Audit fees consist of fees for professional services rendered for the audit of the Consolidated Financial Statements of Coles Group Limited and other services normally provided in connection with statutory and regulatory filings and the implementation of the Sarbanes-Oxley Act, which mainly include the statutory audits of financial statements of Coles Group Limited subsidiaries and the assistance with review of documents filed with the Australian Securities Exchange and the US Securities and Exchange Commission.

b) Audit-related fees for the year ended July 30, 2006 were A$1,750,000 (2005 A$1,887,000). Audit-related fees consist of fees for professional services that are traditionally performed by an independent accountant. These services include international financial reporting standards (IFRS) consultations, other consultations concerning financial accounting and reporting standards, sales certificates required under property lease agreements, other certificates required by Coles Group Limited under various contractual arrangements and due diligence procedures in connection with acquisitions and divestments.

c) Tax Fees for the year ended July 30, 2006 were A$93,000 (2005 A$91,000). Tax fees consist of fees expensed for tax planning services and tax advice.

Audit Committee Pre-approval Policies and Procedures

The Board of Directors has adopted a policy that sets out procedures and conditions for pre-approving audit, audit-related and non-audit related services performed by the Group’s independent statutory auditor, responsible for the audit of both the Coles Group Limited consolidated statutory accounts and the statutory accounts of subsidiaries of Coles Group Limited (the Auditor).

The Audit and Risk Committee annually pre-approves services to be provided by the Auditor under each of the categories noted above, along with specific details as to the types of work to be performed within those categories. The pre-approval also establishes pre-approved fee limits for each type of work (the Pre-Approval Framework).

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

The Auditor provides appropriate documentation, which is provided to the Audit and Risk Committee, regarding the specific services to be provided. The Audit and Risk Committee has designated the Company’s Group General Manager Assurance Services to assess compliance with independence requirements and the pre-approval policies and procedures.

For the year ended July 30, 2006, all audit-related fees, tax fees or other non-audit fees were pre-approved by the Audit and Risk Committee. The de minimus exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, was not used.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 23, 2006, the Company announced a capital management program to buy back up to A$1,000 million of shares. The program commenced on that date with the Company announcing its intention to repurchase around A$600 million of its ordinary shares via an off-market buy-back, with the balance of the program to be conducted through an on-market share buy-back, subject to market conditions.

On July 10, 2006, the Company purchased and cancelled 81,816,534 Coles Group fully paid ordinary shares. The shares were acquired at A$10.23 per share, representing a total cost of A$838.9 million, which included A$1.9 million of transaction costs. On the same date the Company announced that the balance of the A$1,000 million capital management program (being A$163.0 million) would be conducted by an on-market buy-back. At January 12, 2007, 5,454,538 Coles Group Limited fully paid ordinary shares had been purchased and cancelled under this program. The shares were acquired at prices ranging from A$13.23 per share to A$13.48 per share. The total cost of the on-market buy-back at January 12, 2007 was A$73.1 million.

For further details, refer to share buy-back disclosures in note 27 to the Consolidated Financial Statements included at Item 17.

Period	Total number of shares purchased	Average price paid per share A$	Total number of shares purchased as part of publicly announced Plan	Maximum number shares that may yet be purchased under the Plan
OFF MARKET BUY-BACK
July 10, 2006	81,816,534	$10.23	81,816,534	n/a
OFF MARKET BUY-BACK
July 10, 2006	5,454,538	$13.40	5,454,538	The number of shares that can be bought back with $89.9 million.

ITEM 17	CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements see pages F-1 through F-110, incorporated herein by reference.

The following Consolidated Financial Statements together with the Report of Independent Auditors thereon, are filed as part of this Annual Report.

ITEM 19	EXHIBITS

1.	Constitution (incorporated by reference to the Company’s filing on Form 6-K, dated November 25, 1997) as amended by amendments that are filed on Form 6-K, dated September 7, 2001, November 22, 2005, and January 18, 2007

2.1	Debt Issuance Program - Deed of Guarantee, incorporated by reference to the 2004 Form 20-F

2.2	Debt Issuance Program - Deed of Covenant, incorporated by reference to the 2004 Form 20-F

2.3	Note Deed Poll, incorporated by reference to the 2005 Form 20-F

2.4	Guarantee Deed Poll, incorporated by reference to the 2005 Form 20-F

2.5	Common Provisions Deed Poll, incorporated by reference to the 2005 Form 20-F

2.6	Debt Issuance Program - revised Deed of Covenant

4.1	Employment agreement - Ms. Dawn Robertson, incorporated by reference to the 2002 Form 20-F

4.2	Employment agreement - Mr. Tim Hammon, incorporated by reference to the 2003 Form 20-F

4.3	Amendment to Employment agreement - Ms. Dawn Robertson, incorporated by reference to the 2004 Form 20-F

4.4	Employment agreement - Mr. Hani Zayadi, incorporated by reference to the 2004 Form 20-F

4.5	Employment agreement - Mr. Larry Davis, incorporated by reference to the 2004 Form 20-F

4.6	Employment agreement - Mr. Steven Cain, incorporated by reference to the 2004 Form 20-F

4.7	Employment agreement - Mr. Fraser MacKenzie, incorporated by reference to the 2004 Form 20-F

4.8	Agreement to extend term of appointment - Mr. John Fletcher, incorporated by reference to the 2005 Form 20-F

4.9	Employment agreement - Mr. Hani Zayadi, incorporated by reference to the 2005 Form 20-F

4.10	Employment agreement - Mr. Larry Davis, incorporated by reference to the 2005 Form 20-F

4.11	Employment agreement – Ms. Launa Inman, incorporated by reference to the 2005 Form 20-F

4.12	Settlement and Release Agreement – Mr. Steven Cain, incorporated by reference to the 2005 Form 20-F

8.	List of subsidiaries (included herein as note 35 in the Consolidated Financial Statements included at Item 17).

12.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated January 29, 2007

12.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated January 29, 2007

13.1	Certification by Chief Executive Officer, Mr. J.E. Fletcher, dated January 29, 2007

13.2	Certification by Chief Financial Officer, Mr. J.F. MacKenzie, dated January 29, 2007

15.1	License Agreement between Kmart Corporation and Kmart Australia Limited, dated August 1, 1994, incorporated by reference to the 2005 Form 20-F

15.2	License Agreement between Kmart Corporation and Kmart New Zealand Limited, dated August 1, 1994, incorporated by reference to the 2005 Form 20-F

Signatures

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

COLES GROUP LIMITED (Registrant)

/s/ J.F. MACKENZIE
(Signature)
J.F. MacKenzie
Date January 29, 2007	CHIEF FINANCIAL OFFICER

Coles Group Financial Report 2006

ITEM 17	CONSOLIDATED FINANCIAL STATEMENTS

Contents

Page
F-2	Income Statement
F-3	Balance Sheet
F-4	Statement of Recognized Income and Expenses
F-5	Cash Flow Statement
F-7	Notes to the financial statements

Notes to the financial statements

Page	Note
F-7	1	Summary of significant accounting policies
F-15	2	Revenue and other income
F-16	3	Expenses
F-17	4	Significant items
F-18	5	Discontinued operations
F-19	6	Income tax expense
F-21	7	Dividends
F-21	8	Cash and cash equivalents – current
F-22	9	Trade and other receivables – current
F-23	10	Derivative financial instruments – current and non current
F-28	11	Financial and capital risk management
F-29	12	Assets classified as held for sale – current
F-29	13	Receivables – non current
F-30	14	Investments – non current
F-32	15	Property, plant and equipment – non current
F-34	16	Investment properties – non current
F-35	17	Deferred tax assets – non current
F-36	18	Intangible assets – non current
F-38	19	Retirement benefit asset – non current
F-41	20	Trade and other payables – current and non current
F-41	21	Interest bearing liabilities – current
F-42	22	Provisions – current and non current
F-43	23	Interest bearing liabilities – non current
F-45	24	Loans – non current
F-45	25	Deferred tax liabilities – non current
F-46	26	Other liabilities – non current
F-46	27	Contributed equity
F-48	28	Reserves
F-49	29	Total equity reconciliation
F-50	30	Earnings per share
F-51	31	Commitments for expenditure
F-52	32	Segment information
F-55	33	Auditor’s remuneration
F-55	34	Business combinations
F-57	35	Particulars in relation to controlled entities
F-61	36	Share-based payments
F-68	37	Key management personnel disclosures
F-81	38	Related party transactions
F-82	39	Contingent liabilities
F-83	40	Explanation of transition to Australian Equivalents to IFRS
F-94	41	US Generally Accepted Accounting Principle (US GAAP) disclosures
F-110	42	Events occurring subsequent to balance date

Financial Report Terms

In the 2006 Financial Report, the expression ‘Coles Group’ refers to Coles Group Limited (formerly Coles Myer Ltd.) and its controlled entities, and ‘the Company’ or ‘parent entity’ refers to Coles Group Limited (formerly Coles Myer Ltd.), the ultimate parent entity.

The financial year is for the 52 weeks ended July 30, 2006. Reference in this report to a ‘year’ is to the year ended July 30, 2006 unless otherwise stated.

Coles Group Limited. (ABN 11 004 089 936)

Public company limited by shares

Domicile – Australia

Country of Incorporation – Australia

Coles Group Financial Report 2006

Income Statement

For the 52 weeks ended July 30, 2006 (2005 53 weeks ended July 31)	Notes	2006 $m	2005(1) $m
Continuing operations
Revenue from sale of goods (excluding goods and services tax)	2	34,212.0	33,018.2
Other operating revenue (excluding finance income)	2	91.8	71.9
Cost of goods sold		(26,160.8)	(25,305.3)

Gross profit		8,143.0	7,784.8

Other income	2	134.4	68.3
Advertising expenses		(358.8)	(296.2)
Selling and occupancy expenses		(5,662.3)	(5,424.7)
Administrative expenses		(1,427.3)	(1,142.0)
Finance income	2	25.0	29.0
Finance costs	3	(123.9)	(84.2)
Share of profit of joint venture accounted for using the equity method	14	21.9	37.0

Profit before income tax expense		752.0	972.0
Income tax expense	6	(215.6)	(285.9)

Profit from continuing operations		536.4	686.1
Profit/(loss) from discontinued operations	5	627.2	(48.2)

Profit for the year(2)		1,163.6	637.9

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share	30	43.0 cents	51.8 cents
Diluted earnings per share	30	42.6 cents	52.2 cents
Earnings per share for profit attributable to the ordinary equity holders of the Company
Basic earnings per share	30	93.4 cents	47.9 cents
Diluted earnings per share	30	92.4 cents	48.5 cents

(1)	The Income Statement for the year ended July 31, 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (note 40).
(2)	The profit for the year ended July 30, 2006 was $1,163.6 million. After adjusting for the gain on disposal of Myer of $583.7 million (note 5) and strategic initiative costs of $207.4 million (note 4), the profit for the year would have been $787.3 million. The profit for the year ended July 31, 2005 was $637.9 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $57.1 million (note 4), the profit for the year would have been $691.5 million.

The above Income Statement should be read in conjunction with the accompanying notes.

Coles Group Financial Report 2006

Balance Sheet

As at July 30, 2006 (2005 as at July 31)	Notes	2006 $m	2005(1) $m
Current assets
Cash and cash equivalents	8	485.6	440.9
Trade and other receivables	9	390.8	557.1
Inventories		2,851.8	3,261.6
Derivative financial instruments	10	1.4
Assets classified as held for sale	12	151.7

Total current assets		3,881.3	4,259.6

Non current assets
Receivables	13	43.7	51.9
Investments	14	125.0	144.9
Derivative financial instruments	10	9.4
Property, plant and equipment	15	3,133.3	3,487.8
Investment properties	16	7.6	9.6
Deferred tax assets	17	484.5	449.0
Intangible assets	18	1,412.2	803.3
Retirement benefit asset	19	38.3	17.7

Total non current assets		5,254.0	4,964.2

Total assets		9,135.3	9,223.8

Current liabilities
Trade and other payables	20	3,080.3	3,018.8
Interest bearing liabilities	21	30.2	216.0
Derivative financial instruments	10	24.0
Tax liabilities		66.4	127.3
Provisions	22	761.9	600.8

Total current liabilities		3,962.8	3,962.9

Non current liabilities
Payables	20	23.0
Interest bearing liabilities	23	974.0	1,213.3
Derivative financial instruments	10	16.1
Deferred tax liabilities	25	77.6	103.0
Provisions	22	320.7	317.9
Other	26	163.1	211.6

Total non current liabilities		1,574.5	1,845.8

Total liabilities		5,537.3	5,808.7

Net assets		3,598.0	3,415.1

Equity
Contributed equity	27	2,144.2	2,068.6
Reserves	28	3.9	7.1
Retained profits	29	1,449.9	1,339.4

Total equity	29	3,598.0	3,415.1

(1)	The Balance Sheet for the year ended July 31, 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (note 40).

The above Balance Sheet should be read in conjunction with the accompanying notes.

Coles Group Financial Report 2006

Statement of Recognized Income and Expenses

For the 52 weeks ended July 30, 2006 (2005 53 weeks ended July 31)	Notes	2006 $m	2005(1) $m
Foreign currency translation reserve
Exchange differences on translation of foreign operations	28	(7.3)	(0.5)
Cash flow hedge reserve
Net hedging losses recognized directly in equity	28	(11.5)
Net hedging gains transferred to financial liabilities	28	—
Net hedging gains transferred to inventory	28	(8.6)
Retained profits
Actuarial gains on defined benefit plan	19	17.4	2.7

		(10.0)	2.2
Income tax on equity items	6	0.8	(0.9)

Net (expenses)/income recognized directly in equity		(9.2)	1.3
Profit for the year		1,163.6	637.9

Total recognized income for the year	29	1,154.4	639.2

Effects of change in accounting policy – financial instruments
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
Retained profits	29	(20.7)
Reserves	29	6.0

		(14.7)

(1)	The Statement of Recognized Income and Expenses for the year ended July 31, 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (note 40).

The above Statement of Recognized Income and Expenses should be read in conjunction with the accompanying notes.

Coles Group Financial Report 2006

Cash Flow Statement

For the 52 weeks ended July 30, 2006 (2005 53 weeks ended July 31)	Notes	Inflows/(outflows)
		2006 $m	2005(1) $m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		39,814.5	39,251.4
Payments to suppliers and employees (inclusive of goods and services tax)		(38,012.2)	(37,659.7)
Distributions received from joint venture partnership		10.2	10.1
Finance income received		23.6	28.9
Finance costs paid		(112.8)	(71.1)
Income tax paid		(422.7)	(402.5)

Net cash from operating activities	A	1,300.6	1,157.1

Cash flows from investing activities
Payments for property, plant and equipment and intangible assets		(1,043.1)	(925.0)
Payments for purchase of businesses and controlled entities, net of cash acquired	34	(202.5)	(120.0)
Payments for purchase of other investments			(2.0)
Payment for purchase of joint venture		(0.9)	(1.3)
Proceeds on sale of property, plant and equipment		19.9	23.8
Proceeds on sale of businesses and controlled entities, net of transaction costs		1,309.9	3.9
Proceeds on sale of other investments		13.3

Net cash from investing activities		96.6	(1,020.6)

Cash flows from financing activities
Proceeds from contributions to equity		122.5	120.0
Payments for purchases of buy-back shares, including transaction costs		(838.2)	(704.4)
Proceeds from borrowings		8,309.2	3,171.7
Repayments of borrowings		(8,496.9)	(2,691.6)
Dividends paid	7	(453.1)	(433.2)

Net cash from financing activities		(1,356.5)	(537.5)

Net increase/(decrease) in cash held		40.7	(401.0)
Cash at the start of the year		440.9	841.9

Cash at the end of the year	B	481.6	440.9

Non-cash investing activities	C
Financing arrangement	23

(1)	The Cash Flow Statement for the year ended July 31, 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (note 40).

The above Cash Flow Statement should be read in conjunction with the accompanying notes.

Coles Group Financial Report 2006

Cash Flow Statement (continued)

For the 52 weeks ended July 30, 2006 (2005 53 weeks ended July 31)	2006 $m	2005 $m
A. Reconciliation of net cash from operating activities to profit for the year is as follows:
Net cash from operating activities	1,300.6	1,157.1
Depreciation and amortization	(524.7)	(521.1)
Non-cash employee share-based payments expense	(8.4)	(5.4)
Non-cash employee retirement benefits expense	3.2	5.7
Write-down of non current assets to recoverable amount	(77.7)	(70.3)
Net loss on disposal of plant and equipment	(42.3)	(41.0)
Net gain on disposal of freehold properties	2.0	3.6
Net gain on sale of businesses and controlled entities	571.0	0.3
Reversal of write-downs of non current assets	48.1	3.6
Net gain on financial liabilities at fair value through the Income Statement	21.9
Net gain on derivatives not qualifying as hedges	9.4
Fair value adjustment relating to joint venture	11.4	28.8
Net loss on derivatives qualifying as hedges	(17.4)
Net loss from fair value adjustments on investment properties		(5.8)
Changes in operating assets and liabilities:
Increase in trade and other receivables	34.9	23.3
Increase in inventories	120.9	128.5
Increase in deferred tax assets	115.5	66.5
(Increase)/decrease in trade and other payables	(128.8)	46.9
Increase in other liabilities	(183.1)	(177.6)
Decrease in tax liabilities	60.9	40.0
Increase in provisions	(185.7)	(76.0)
Decrease/(increase) in deferred tax liabilities	31.9	30.8

Profit for the year	1,163.6	637.9

B. Reconciliation of cash

For the purposes of the Cash Flow Statement, cash includes cash on hand and at bank, highly liquid short-term deposits, net of bank overdraft. Cash at the end of the year as shown in the Cash Flow Statement is reconciled to the relevant Balance Sheet items as follows:

	Notes	2006 $m	2005 $m
Cash and cash equivalents	8	485.6	440.9
Bank overdraft	21	(4.0)	—

		481.6	440.9

C. Non-cash investing activities

During 2006, the Coles Group acquired Hedley Hotel Group Pty Ltd, Hedley Hotel Group No. 2 Pty Ltd and Pharmacy Direct Pty Limited. In addition to the cash consideration of $202.5 million, consideration of $200.5 million was settled by way of new equity issued in the Company (note 34).

Coles Group Financial Report 2006

Notes to the financial statements

Note 1 Summary of significant accounting policies

(a) Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards (AASBs) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The Financial Report is prepared in accordance with the historical cost convention, except for certain assets, which as noted, are measured at fair value.

International Financial Reporting Standards (IFRS) form the basis of AASBs adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS (AIFRS) to distinguish them from the previous Australian Generally Accepted Accounting Principles (AGAAP).

In the 2006 Financial Report, the expression ‘Coles Group’ refers to Coles Group Limited (formerly Coles Myer Ltd.) and its controlled entities, and ‘the Company’ refers to, the ultimate parent entity, the legal entity Coles Group Limited.

(i) Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards

This Financial Report is the first Coles Group Financial Report to be prepared in accordance with AIFRS. The financial statements of the Coles Group also comply with IFRS, and interpretations adopted by the International Accounting Standards Board. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing this Financial Report.

Up until July 31, 2005, the Financial Report of the Coles Group had been prepared in accordance with previous AGAAP. AGAAP differs in certain respects from AIFRS. When preparing the Financial Report for the year ended July 30, 2006, management adopted certain changes to the accounting valuation and consolidation methods applied in the previous AGAAP Financial Report to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The Coles Group has taken the exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from August 1, 2005 (note 40).

(ii) Early adoption of standards

The Coles Group has elected to early adopt the following standards to the annual reporting period beginning August 1, 2005:

•	AASB 119 Employee Benefits (December 2004).

•	AASB 2004-3 Amendments to Australian Accounting Standards (December 2004), amending AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards; AASB 101 Presentation of Financial Statements; AASB 124 Related Party Disclosures.

•	AASB 2005-1 Amendments to Australian Accounting Standards (May 2005), amending AASB 139 Financial Instruments: Recognition and Measurement.

•	AASB 2005-3 Amendments to Australian Accounting Standards (June 2005), amending AASB 119 Employee Benefits.

•	AASB 2005-4 Amendments to Australian Accounting Standards (June 2005), amending AASB 139 Financial Instruments: Recognition and Measurement; AASB 132 Financial Instruments: Disclosure and Presentation; AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards; AASB 1023 General Insurance Contracts; AASB 1038 Life Insurance Contracts.

•	AASB 2005-6 Amendments to Australian Accounting Standards (June 2005), amending AASB 3 Business Combinations.

•	AASB 2006-1 Amendments to Australian Accounting Standards (January 2006), amending AASB 121 The Effects of Changes in Foreign Exchange Rates.

•	UIG 8 Scope of AASB 2 (March 2006).

•	UIG 9 Reassessment of Embedded Derivatives (April 2006).

Where applicable, the comparatives have been restated in accordance with AASB 108 Changes in Accounting Estimates and Errors.

(iii) Critical accounting estimates

The preparation of financial reports in conformity with AIFRS requires the use of certain critical accounting estimates and judgments. These judgments and estimates are based on historical experience, or various other assumptions that are considered reasonable under the circumstances, or with practices adopted within the retail industry. Further details of accounting estimates are provided in the relevant sections of this note.

(b) Principles of consolidation

The consolidated financial statements have been prepared on an economic entity basis for Coles Group and the entities it controlled during the year and at year end. The effects of all transactions within the Coles Group have been eliminated in full. A list of controlled entities at year end is contained in note 35. Where control of an entity is obtained during the year, its results are included in the Income Statement from the date on which control commences. Where control of an entity ceases during the financial year, its results are included for that part of the year where control existed.

(c) Equity accounting of associated entities and jointly controlled entities

The principles of equity accounting have been applied to entities that are not controlled, but over which the Coles Group has significant influence, or to entities jointly controlled by the Coles Group and one or more other parties through a contractual arrangement.

Investments accounted for using the equity method are initially recorded at cost. Adjustments are made to the carrying amount of the investment to reflect the Coles Group’s share of profit or loss, changes in post acquisition reserves and dividends or distributions received.

(d) Revenue

Revenue from sale of goods, excluding lay-by transactions, is recognized at the point of sale and is after deducting duties and taxes paid. Revenue from lay-by transactions is recognized as part of revenue from sale of goods at the date upon which the customer satisfies all payment obligations and takes possession of the merchandise.

Revenue from sale of Coles Group customer cards (gift, insurance and refund) is recognized when the card is redeemed and the customer purchases goods by using the card, or when the customer cards are no longer expected to be redeemed, based on an analysis of historical non-redemption rates.

Other operating revenue comprises: operating lease rental revenue (note 1(g)(ii)); gaming revenue recognized at the point of the customer transaction after deducting duties and taxes paid; and concession revenue recognized at the point of sale after deducting duties and taxes paid.

Finance income is recognized as it accrues, taking into account the effective yield on the financial asset, and is reported separately in the Income Statement.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(e) Foreign exchange

Items included in the financial statements of each of the Coles Group’s entities are measured using the currency of the economic environment in which the entity primarily generates and expends cash (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Coles Group Limited’s functional and presentation currency.

Foreign currency transactions are translated to Australian currency at the rates of exchange prevailing at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange prevailing on that date. Resulting exchange differences are brought to account as exchange gains or losses in the Income Statement in the financial year in which the exchange rates change, except when deferred in equity as qualifying cash flow hedges (note 1(l)). Translation of differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss.

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the rates of exchange prevailing at balance date;

•	income and expenses are translated at an average rate for the year, which approximates the exchange rate at the dates of the transactions; and

•	equity items are translated at historical rates.

Exchange differences arising on translation are taken directly to the foreign currency translation reserve. When a foreign operation is sold, the cumulative foreign currency differences included in the foreign currency translation reserve are recognized in the Income Statement as part of the gain or loss on sale.

(f) Income tax

Income tax expense/(benefit) is the expected tax payable/(receivable) on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date. These amounts are adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Current and deferred taxes attributable to amounts recognized directly in equity are also recognized directly in equity.

Deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the Balance Sheet and their associated tax bases. The amount of deferred tax provided is based on the expected manner of realization of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

Deferred tax assets for temporary differences and unused tax losses are recognized only to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(i) Tax consolidation legislation

Coles Group and its wholly owned controlled Australian entities formed a tax consolidated Group effective July 29, 2002. As a result Coles Group is taxed as a single entity. Tax sharing and tax funding agreements have been put in place between the members of the tax consolidated Group.

Under the tax funding agreement, the members of the tax consolidated Group agree to compensate Coles Group Limited for any tax payable assumed and are compensated for any current receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Coles Group Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts in the wholly owned entities’ financial statements.

(g) Leases

(i) Operating leases

The Coles Group as a tenant leases real estate, stores, office facilities and warehouses. These leases result in substantially all of the risks and benefits of ownership of the property being retained by the lessors, and accordingly, in the financial statements they are classified as operating leases. Payments made under operating leases are expensed on a straight-line basis over the term of the lease. Refer note 31(b) for details of non-cancelable operating lease commitments.

Lease incentives received on entering into operating leases are recognized as liabilities and are amortized over the lease term. The amortized lease incentive is recognized as a reduction to selling and occupancy expenses in the Income Statement.

The present value of future payments for surplus leased space under non-cancelable operating leases that are onerous contracts is recognized as a liability, on the basis described in the accounting policy note for onerous contracts (note 1(x)).

(ii) Operating lease rental revenue

Operating lease revenue consists of rentals from investment properties and sub lease rentals. Rentals received under operating leases are recognized on a straight-line basis over the term of the lease.

(h) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition, measurement and disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance date. The quoted market price used for financial assets held by the Coles Group is the current bid price and for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Coles Group uses a variety of methods, including discounted cash flows to calculate the fair value of financial instruments. These calculations are performed using current market inputs, which may include the use of interest and forward exchange rates ruling at balance date. The Coles Group makes assumptions concerning these valuations that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.

The nominal value of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Coles Group for similar financial instruments.

(i) Cash and cash equivalents

Cash and cash equivalents include cash at bank, cash on hand, and bank deposits. The carrying amount of these assets approximates their fair value due to the short-term to maturity.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(j) Trade and other receivables

Trade and other receivables are recognized at nominal amounts as they are due for settlement no more than 30 days from the date of recognition. A provision for doubtful debts (impairment loss) is recognized when collection of the full amount in accordance with the original terms is no longer probable. Bad debts specifically provided for in previous years are eliminated against the provision for doubtful debts. In all other cases, bad debts are written-off as an expense directly in the Income Statement.

(k) Inventories

At balance date all inventories on hand or in transit are valued at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, after deducting any purchase settlement discount and including logistics expenses incurred in bringing the inventories to their present location and condition.

Volume-related supplier rebates and supplier promotional rebates are recognized as a reduction in the cost of inventory and are recorded as a reduction of cost of goods sold when the inventory is sold.

The net realizable value of inventories is the estimated selling price in the ordinary course of business less estimated costs to sell (including marketing, selling and logistics costs). It approximates fair value less cost to sell. The key assumptions, which require the use of management judgment, are the variables affecting the estimated costs to sell and the expected selling price. These key assumptions are reviewed annually. Any reassessment of cost to sell or selling price in a particular year will affect the cost of goods sold (either increasing or decreasing).

(l) Derivatives

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. At the inception of a hedge transaction, the relationship between the hedging instrument and hedged item is documented. The Coles Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

(i) Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

(ii) Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized directly in equity in the hedge reserve. Amounts accumulated in equity are recycled in the Income Statement in the periods when the hedged item will affect profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability. The gain or loss relating to the ineffective portion is recognized immediately in the Income Statement.

(iii) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the Income Statement.

Prior to August 1, 2005

The Coles Group was exposed to changes in interest rates and foreign exchange rates from its activities. These risks were hedged by the Coles Group primarily through the use of derivatives, which mainly took the form of swaps, futures, forward contracts and options. Interest rate derivatives that were designated and were effective as hedges were deferred and amortized over the remaining life of the hedged items. Cross currency swaps were revalued at spot rates at balance date and movements were recognized in the Income Statement as gains and losses together with the foreign currency gains and losses on the underlying borrowings.

With respect to specific commitments, hedging was undertaken in order to avoid or minimize possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods and services, together with subsequent exchange gains or losses resulting from those transactions, were deferred in the Balance Sheet from the inception of the hedging transaction up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction were also recorded in the Balance Sheet. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale were included in the Income Statement.

(m) Assets (or disposal groups) classified as held for sale and discontinued operations

Non current assets (or disposal groups), whose carrying amount will be recovered principally through a sale transaction rather than through continuing use, are classified as held for sale and are stated at the lower of their carrying amount and fair value less costs to sell.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of sale.

Non current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

A discontinued operation is a component of an entity that has been disposed of or is classified as held for sale, which represents a separate major line of business, and is part of a single co-ordinated plan to dispose of such a line of business or is a subsidiary acquired exclusively with a view to resale.

(n) Investments in financial assets

Investments are classified into the following categories: financial assets at fair value through the profit or loss, held-to-maturity financial assets, and available-for-sale financial assets. The classification depends on the purpose for which the investments are held. Management determines the classification of held-to-maturity assets at initial recognition and re-evaluates this designation at each reporting date.

Available-for-sale financial assets and financial assets at fair value through the profit and loss are subsequently carried at fair value. Realized and unrealized gains and losses arising from changes in the fair value of financial assets are included in the Income Statement in the period in which they arise. Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognized in equity in the available-for-sale fair.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(n) Investments in financial assets (continued)

value reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the Income Statement as gains and losses from investment securities. The fair values of quoted investments are based on current bid prices.

Prior to August 1, 2005

The carrying amounts of all listed investments were stated at the lower of cost and recoverable amount. Dividends from all investments were brought to account when receivable.

(o) Property, plant and equipment

Freehold land and buildings are stated at cost less accumulated depreciation and impairment. Leasehold improvements are stated at cost less accumulated amortization and impairment (note 1(r)). Cost includes expenditure that is directly attributable to the acquisition of the item.

Depreciation and amortization is provided on a straight-line basis, on all property, plant and equipment, over their estimated useful lives. The rates used for each class of assets are as follows:

Buildings	1.5%
Plant and equipment	5% – 33%
Leasehold improvements	shorter of unexpired period of the lease or the improvement’s useful life

Useful lives and the residual value of property, plant and equipment are reviewed annually. Judgment is applied in determining the useful lives of property, plant and equipment. These judgments are supported by consultation with internal technical experts. Any reassessment of useful lives and residual value in a particular year will affect the depreciation and amortization expense (either increasing or decreasing) from the date of reassessment through to the end of the reassessed useful life for both the current and future years.

Costs incurred subsequent to an asset’s initial recognition are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Coles Group and the cost of the item can be reliably measured. Repairs and maintenance are charged to the Income Statement during the financial period in which they are incurred.

Net gains and losses on disposals are determined by comparing the proceeds of each disposed asset with its carrying amount, and are included in the Income Statement as other income or selling and occupancy expenses respectively.

(p) Investment properties

Property is classified as an investment property, where it is owned by the Coles Group for the purpose of earning a rental stream. Investment properties are measured at fair value. Valuations are made with sufficient regularity to ensure the carrying amount of property does not differ materially from its fair value at balance date.

Annual internal assessments are made, supplemented by independent assessments at least every three years. Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability will crystallize.

(q) Intangible assets

Goodwill and other intangible assets with indefinite lives, including brand names and licenses are carried at cost, less any accumulated impairment losses. Refer note 1(r)(i).

Intangible assets with finite useful lives, including computer software and co-branded operating rights, are carried at cost less any accumulated amortization and impairment losses.

Useful lives of intangible assets with finite lives are reviewed annually. Any reassessment of useful lives in a particular year will affect the amortization expense (either increasing or decreasing) through to the end of the reassessed useful life for both the current and future years.

Effective August 1, 2005, the Coles Group changed its accounting estimate with respect to the useful life of major investments of computer software. The previous estimate recognized that computer software had a useful life not exceeding five years irrespective of the size of the investment. The revised accounting estimate recognizes that for major investments of computer software, the useful life will not exceed seven years. Other computer software projects will continue to have a useful life not exceeding five years. The impact of the change was immaterial for the year ended July 30, 2006.

(i) Goodwill

Where an entity or operation is acquired, the goodwill represents the difference between the cost of the business acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is allocated to the cash generating units (CGUs), for the purpose of impairment testing, based on an assessment of the group of CGUs sharing the synergies embodied in the goodwill acquired.

(ii) Brand names

Brand names purchased by the Coles Group are measured at fair value on acquisition.

(iii) Gaming licenses

Gaming licenses purchased by the Coles Group, are measured at fair value on acquisition. Licenses have indefinite lives where they have unlimited legal lives and are unlikely to become commercially obsolete.

(iv) Computer software

All costs directly incurred in the purchase or development of major computer software or subsequent upgrades and material enhancements, which can be reliably measured and are not integral to a related asset, are capitalized as intangible assets. Direct costs may include internal payroll and on-costs for employees directly associated with the project. Costs incurred on computer software maintenance or during the planning (research) phase are expensed as incurred. Computer software is amortized over the period of time during which the benefits are expected to arise, being five to seven years. Amortization commences once the computer software is available for use.

(v) Co-branded operating rights

The Coles Group holds the right to operate certain Shell fuel and convenience outlets and certain Shell car service workshops around Australia. For the Shell fuel and convenience outlets, an exclusive 20 year supply agreement for fuel and lubricant products is in place, which allows for the sites to be branded both ‘Coles Express’ and ‘Shell’. Under a related co-terminus agreement, the Shell car service workshops, largely located next to the co-branded ‘Coles Express’ and ‘Shell’ sites, are branded ‘Kmart Tyre and Auto’.

Amortization of the co-branded operating rights commences on the date of the agreement, and is spread over the life of the supply agreement. Co-branded operating rights are tested for impairment where events or circumstances indicate that impairment may exist.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(r) Impairment of assets

(i) Non-financial assets

The recoverable amount of non-financial assets, excluding deferred tax assets, retirement benefit assets and inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset is tested for impairment by comparing its recoverable amount to its carrying amount.

Assets with indefinite useful lives are not subject to amortization and are tested on an annual basis for impairment, or where an indication of impairment exists. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount is estimated for an individual asset, or if it is not possible to estimate the recoverable amount for an individual asset, the recoverable amount of the CGU to which the asset belongs is determined. For store assets, the appropriate CGU is an individual store.

An impairment loss is recognized as an expense when the carrying amount of an asset or CGU exceeds its recoverable amount. Recoverable amount is determined as the higher of fair value less costs to sell and value in use. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs) and then to reduce the carrying amount of the other assets in the CGU or group of CGUs on a pro-rata basis.

In calculating value in use, the cash flows include the net amount expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of an asset or CGU. Cash flow estimates do not include any cash inflows and outflows expected to arise from future restructurings which are not yet committed, or from improving or enhancing an asset’s or CGU’s performance. In assessing value in use, the estimated cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the risks specific to the asset or CGU.

An impairment loss recognized in prior periods for an asset (other than goodwill) is reversed if there has been a favorable change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset due to a reversal of an impairment loss does not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior periods.

(ii) Financial assets

An assessment for impairment is carried out at each reporting date based on the existence of objective evidence of impairment.

For financial assets carried at cost or amortized cost, the amount of any loss will be recognized in the Income Statement. The amount of any impairment is calculated as the difference between the carrying amount of the asset, or group of assets and the estimated future cash flows.

For available-for-sale financial assets, any potential impairment is measured on the same basis as financial assets at cost. However, cumulative losses are recognized directly in equity and will only be removed and recognized in the Income Statement, where there is an extended period during which the carrying amount of the financial asset has been below the acquisition cost or the instrument is settled.

(s) Trade and other payables

Trade and other payables, including accruals, represent liabilities for goods and services provided to the Coles Group, prior to balance date, which were unpaid. The amounts are unsecured and are usually paid between seven and 60 days after recognition.

Other payables also include the liability for:

•	Coles Group customer cards and gift vouchers. The key assumption in measuring the liability for gift cards and vouchers is the expected redemption rates by customers. Expected redemption rates are reviewed annually. Any reassessment of expected redemption rates in a particular year will affect the revenue recognized for gift cards and vouchers (either increasing or decreasing).

•	loyalty program. The key assumptions in measuring the liability are redemption rates and cost per point redeemed. These amounts are measured through an actuarial assessment. Expected redemption rates and cost per point redeemed assumptions are reviewed annually. Any reassessment of expected redemption rates or cost per point in a particular year will affect the expense recognized for the loyalty program (either increasing or decreasing).

(t) Interest bearing liabilities and finance costs

Interest bearing liabilities, unless designated at fair value through the Income Statement, are initially recognized at their fair value, net of transaction costs incurred. Subsequent measurement is at amortized cost with any difference between the net proceeds and the maturity amount recognized in the Income Statement over the period of the borrowings using the effective interest rate method. Foreign currency denominated borrowings are translated at exchange rates ruling at reporting date.

The treatment for interest bearing liabilities designated as hedged items in fair value hedge relationships through the Income Statement is set out in note 1(l)(i).

Finance costs include interest expense, amortization of discounts or premiums relating to borrowings, amortization of ancillary costs incurred in connection with the arrangement of borrowings and the unwinding discount on provision balances. Finance costs are brought to account in determining profit for the year.

Prior to August 1, 2005

Borrowings were carried at their principal amounts. Interest was recognized as an expense as it accrued. Long and medium-term borrowing expenses were amortized over the lesser of five years or the term of the relevant borrowing.

(u) Employee entitlements

(i) Annual leave entitlements

Liabilities for annual leave entitlements are accrued based on statutory and contractual requirements, including related on-costs. They are measured using the rates expected to be paid when the obligations are settled, and are discounted using the Commonwealth Government fixed coupon bond rates, where the effect of discounting is material.

(ii) Long service leave entitlements

Liabilities for long service leave entitlements are accrued at the present value of expected future payments to be made resulting from services provided by employees up to balance date. Liabilities for long service leave entitlements, which are not expected to be paid or settled within 12 months, are discounted using the rates attaching to Commonwealth Government fixed coupon bond rates with similar maturity terms.

Management judgment is applied in determining the following key assumptions used in the calculation of long service leave at balance date:

•	future increases in wages and salaries;

•	future on cost rates; and

•	experience of employee departures and period of service.

Refer to note 22 for further details on the key management judgments used in the calculation of long service leave.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(u) Employee entitlements (continued)

(iii) Bonus plans

A liability for employee bonuses are recognized when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

•	there are formal terms in the plan for determining the amount of the entitlement;

•	the amounts to be paid are determined before the time of completion of the financial report; or

•	past practice gives clear evidence of the amount of the obligation.

Liabilities for bonuses expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled.

(iv) Retirement benefit assets and obligations

The Coles Group contributes to a number of superannuation funds that have been established to provide benefits for employees.

Apart from the Coles Myer Superannuation Plan, all funds are defined contribution funds, and contributions to them are recognized as an expense as they become payable. For Coles Group’s defined benefit plan, the Coles Myer Superannuation Plan, a liability or asset is recognized on the Balance Sheet. This liability or asset is measured as the present value of the defined benefit obligation at the reporting date plus actuarial gains (less actuarial losses) less the fair value of the defined benefit plan’s assets at that date and any unrecognized past service cost. The present value of the defined benefit obligation is based on expected future payments, which arise from membership of the fund to the reporting date, assessed annually by independent actuaries. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using the rates attaching to Commonwealth Government bonds with similar maturity terms.

The Coles Group expenses contributions to the defined benefit plan as they become due and payable. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity. Past service costs are recognized immediately in the Income Statement, unless the changes to the defined benefit plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period. Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (for example, taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

(v) Redundancy provisions

A provision for redundancy is recognized when there is a detailed formal plan, which is without realistic possibility of withdrawal, and identifies at least:

•	the location, function and approximate number of employees who will be compensated for termination of their services (for involuntarily terminated employees, the plan must also specifically identify the benefit formula to be used for determining individual employee involuntary termination payments, job classification and functions);

•	when the plan will be implemented; and

•	the estimated expenditures that will be made.

(vi) Equity-based payments

Equity-based compensation benefits are provided to employees via Coles Group’s various incentive plans (note 36). Equity-based compensation benefits include shares, options and performance rights.

Loans made prior to November 7, 2002 by Coles Group to assist in the purchase of shares under an incentive plan are recognized for the Coles Group as an increase to contributed equity when the loans are settled, and any shares held in trust are deducted from contributed equity.

Equity instruments granted before November 7, 2002 and/or which have vested before January 1, 2005

No expense is recognized in respect of these equity instruments. The shares are recognized when the equity instruments are exercised and the proceeds received are allocated to contributed equity.

Equity instruments granted after November 7, 2002 which have vested after January 1, 2005

The fair value of equity instruments granted is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees may become unconditionally entitled to the options. The fair value of equity instruments granted under the Senior Executive Performance Share Plan are measured using the Monte-Carlo pricing model, and equity instruments issued under the Coles Group Executive Share Option Plan are measured using the Black-Scholes pricing model. The amount recognized as an expense is adjusted to reflect the actual number of equity instruments that vest, except where forfeiture is due to market related conditions.

(v) Contributed equity

Ordinary shares are classified as contributed equity. Transaction costs arising on the issue or buy-back of equity instruments are recognized directly in contributed equity, net of tax.

(w) Deferred expenditure – stamp duty

Payments of stamp duty on leased properties are deferred to the extent they are expected to be recovered through future revenue. These payments are amortized over the period during which the benefits are expected to be realized, which is usually the life of the lease.

(x) Provisions

(i) Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract, and only after any impairment losses to assets dedicated to that contract have been recognized. The unavoidable costs are calculated as the lower of the cost of fulfilling the contract and any compensation or penalties arising from the failure to fulfill it.

The provision recognized is based on the difference between the estimated cash flows to meet the unavoidable costs and the estimated cash flows to be received, having regard to the risks of the activities relating to the contract. The net estimated cash flows are discounted using the rates attaching to Commonwealth Government bonds with similar maturity terms, where the effect of discounting is material.

(ii) Workers’ compensation and self-insurance

The Coles Group is self-insured for costs relating to workers’ compensation and general liability claims. Provisions are recognized based on claims reported, and an estimate of claims incurred but not yet reported, prior to reporting date. These provisions are determined on a discounted basis, utilizing an actuarially determined method, which is based on various assumptions including but not limited to future inflation, investment return, average claim size and claim administration expenses. These assumptions are reviewed annually and any reassessment of these assumptions will affect the workers’ compensation expense (either increasing or decreasing the expense).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(x) Provisions (continued)

(iii) Restructuring provisions

A provision for restructuring is recognized when an obligating event has occurred, and at a minimum there is a detailed formal plan, which has either been announced or is in the process of being implemented, and at least identifies:

•	the business or part of a business impacted by the plan;

•	the principal locations affected; and

•	the expenditures that will be made.

(iv) Dividends

Provision is made for the amount of any dividend declared by the Directors on or before the end of the financial year but not distributed at balance date.

(y) Acquisitions of assets (including business combinations)

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the Coles Group’s share of the identifiable net assets acquired is recorded as goodwill (note 1(q)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Income Statement.

(z) Goods and Services Tax (GST)

Revenues, expenses and assets are generally recognized net of the amount of GST. Where GST is incurred on purchases and is not recoverable from the Australian Taxation Office (ATO), it is included as part of the cost of acquisition of an asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability on the Balance Sheet.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to the ATO, are classified as operating cash flows.

(aa) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing profit for the year by the weighted average number of ordinary shares outstanding during the financial year.

Prior to August 1, 2005

Basic earnings per share was determined by dividing profit for the year less non-redeemable reset convertible preference shares (ReCAPS) dividends, by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts basic earnings per share to take into account the after income tax effect of financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

The identification of dilutive potential ordinary shares is based on net profit or loss from continuing ordinary operations and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary shares.

(ab) Rounding of amounts

Dollar amounts have been rounded to the nearest tenth of a million dollars unless specifically stated otherwise. Where the amount is $50,000 or less, this is indicated by a dash (‘–’). For the purposes of notes 36 and 37 a dash indicates a nil balance.

(ac) Segment reporting

Individual business segments have been identified on the basis of grouping individual products and services subject to similar risks and returns. The business segments reported are Food, Liquor and Fuel; Kmart; Officeworks; Target; Property and unallocated; and discontinued operations (where applicable).

(ad) New accounting standards and UIG interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for the July 30, 2006 reporting period. The Coles Group’s assessment of these new standards and interpretations is set out below:

(i) UIG 4 Determining Whether an Asset Contains a Lease

UIG 4 is applicable to annual reporting periods beginning on or after January 1, 2006. The Coles Group has elected not to early adopt UIG 4. Instead it will apply UIG 4 and the related transitional provisions for the first time in its 2007 Financial Report. As a result, the Coles Group will apply UIG 4 on the basis of facts and circumstances that existed as at July 30, 2006. An assessment of the impact of UIG 4 is currently being performed and as yet it is not possible to make a reliable measurement of the financial impact.

(ii) AASB 2005-5 Amendments to Australian Accounting Standards (June 2005)

AASB 2005-5 makes consequential amendments to AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards and AASB 139 Financial Instruments: Recognition and Measurement, arising from the release of UIG 4 and UIG 5 Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (June 2005).

(iii) AASB 7 Financial Instruments: Disclosures and AASB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 and AASB 1038]

AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after 1 January 2007. The Coles Group has not early adopted AASB 7 or the related amendments. Application of AASB 7 and the related amendments will not affect any of the amounts currently recognized in the financial statements, but will impact the type of information disclosed in relation to the Coles Group’s financial statements.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 1 Summary of significant accounting policies (continued)

(iv) AASB 2005-9 Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139 and AASB 132]

AASB 2005-9 is applicable to annual reporting periods beginning on or after January 1, 2006. The amendments relate to the accounting for financial guarantee contracts. The Coles Group may have to recognize a liability in relation to guarantees given by subsidiaries in respect of leases of former subsidiaries (note 39). An assessment of the fair value of these guarantees is currently being performed, and as yet it is not possible to make a reliable measurement of the financial impact. The new rules will be implemented retrospectively with a restatement of comparatives as required by AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 2 Revenue and other income

	2006 $m	2005 $m
Revenue from continuing operations:
Sale of goods (excluding GST)	34,212.0	33,018.2

	34,212.0	33,018.2

Other operating revenue from continuing operations
Gaming machine revenue	40.3	29.7
Concession revenue	28.0	25.1
Rental revenue:
Other entities	23.5	17.1

	23.5	17.1

Total other operating revenue from continuing operations	91.8	71.9

Finance income from continuing operations	25.0	29.0

Total revenue	34,328.8	33,119.1

Other income
Net gain on disposal of non current assets:
Freehold properties	2.0	3.5
Businesses and controlled entities	7.3	0.3

	9.3	3.8

Net gain on:
Financial liabilities at fair value through the Income Statement	21.9
Derivatives not qualifying as hedges	9.4

	31.3

Other	93.8	64.5

Total other income	134.4	68.3

Revenue from discontinued operations:
Sale of goods (excluding GST)	2,486.4	3,149.6
Concession revenue	34.8	41.1
Rental revenue – other entities	7.7	10.1

	2,528.9	3,200.8

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 3 Expenses

	2006 $m	2005 $m
Profit before income tax from continuing operations includes the following specific expenses:
Finance costs:
Controlled entities
Other persons	106.3	70.1
Other costs of finance	17.6	14.1

	123.9	84.2

Depreciation:
Freehold buildings	1.6	0.8
Leasehold improvements	47.7	42.6
Plant and equipment	394.6	384.9

	443.9	428.3

Amortization:
Co-branded operating rights	5.5	5.1
Computer software	37.9	28.9
Stamp duty	2.6	2.4

	46.0	36.4

Write-down of non current assets to recoverable amounts:
Freehold properties		8.0
Leasehold improvements	2.9	3.1
Plant and equipment	46.9	14.8
Intangible assets	24.1	2.4
Interest in partnership	2.0

	75.9	28.3

Reversal of write-downs of non current assets:
Leasehold improvements	(1.3)	(0.5)
Plant and equipment	(10.5)	(1.8)

	(11.8)	(2.3)

Net loss on disposal of non current assets:
Leasehold improvements	3.4	4.0
Plant and equipment	31.0	44.4
Intangible assets	7.5	0.5

	41.9	48.9

Operating lease rentals:
Minimum lease payments	992.2	906.9
Contingent rentals	65.5	83.8

	1,057.7	990.7

Employee benefits expense:
Wages and salaries	3,714.8	3,587.3
Workers’ compensation and other on-costs	316.5	309.2
Retirement benefit – defined benefit (note 19)	7.9	13.3
Retirement benefit – defined contribution	236.8	254.5
Other post employment benefits expense	5.8	28.6
Termination benefits – redundancies (note 4)	158.1
Share-based payments expense	7.5	4.9

	4,447.4	4,197.8

Net loss from fair value adjustments on investment properties (note 16)		5.8
Bad and doubtful debts (note 9)	4.6	5.2
Restructuring costs (note 4)	22.8
Net loss on derivatives qualifying as hedges	17.4

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 4 Significant items

	2006 $m	2005 $m
Profit for the year includes the following items whose disclosure is relevant in explaining the financial performance of the Coles Group:
Disposal of Myer
Gain on sale of Myer, net of income tax benefit of $20.0 million (note 5)	583.7
Strategic initiatives
Refer below for a detailed description of the costs associated with the strategic initiatives, net of income tax benefit of $88.0 million	(207.4)
Megamart divestment costs
Write-down of non current assets and inventory to recoverable amount, and provision for surplus leased space, net of income tax benefit of $24.4 million		(57.1)

	376.3	(57.1)

Strategic initiatives

During the year ended July 30, 2006, a number of strategic initiatives were committed to, resulting in significant write-downs and costs. These include:

•	redundancy expenses of $158.1 million associated with the consolidation of support services, simplification of back office processes and closure of the Somersby and Hampton Park distribution centers;

•	lease exit costs of $17.0 million associated with the closure of Somersby and Hampton Park distribution centers;

•	write-down of brand names of $22.6 million as a result of the rebadging of Theo’s liquor stores;

•	asset write-downs of $35.7 million and costs of $22.8 million associated primarily with the rebadging of BI-LO stores to Coles, and other store rebadging as a result of changes to the format;

•	accruals of $31.8 million associated with the changes to the existing loyalty program; and

•	other costs of $7.4 million.

	Food, Liquor and Fuel $m	Kmart $m	Officeworks $m	Target $m	Property and unallocated $m	Total $m
Provision for redundancies	(100.3)	(3.5)		(11.8)	(42.5)	(158.1	)(1)
Provision for surplus lease space	(17.0)					(17.0)
Write-down of brand names (intangible assets) (note 18)	(22.6)					(22.6)
Asset write-downs	(29.6)	(2.5)	(1.6)		(2.0)	(35.7)
Provision for restructuring (note 22)	(19.8)	(3.0)				(22.8)
Accruals – loyalty program	(25.1)	(3.8)	(0.1)	(2.8)		(31.8)
Other costs					(7.4)	(7.4	)(2)

Total strategic initiatives	(214.4)	(12.8)	(1.7)	(14.6)	(51.9)	(295.4)

(1)	Includes $23.3 million paid during the year ended July 30, 2006.

(2)	Includes $6.8 million paid during the year ended July 30, 2006.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 5 Discontinued operations

(a) Description

On November 9, 2005, the Coles Group announced the divestment of its nine Megamart stores. A pre-tax charge of $81.5 million was recorded in the year ended July 31, 2005 largely comprising the write-down of non current assets and inventory to recoverable amount and the recognition of a provision for surplus lease space. $NIL consideration was received in relation to the divestment.

On June 2, 2006, the Coles Group disposed of its Myer business for $1,409.0 million. The disposal includes deferred consideration receivable of $19.5 million. Financial information relating to these discontinued operations for the period to the date of disposal or divestment is set out below. Divestment costs have been included in profit before income tax expense.

	2006 $m	2005 $m
(b) Financial performance and cash flow information

The financial performance and cash flow information for Myer and Megamart are presented for the period to date of disposal or divestment, and for the year ended July 31, 2005.

Revenue and other operating income (note 2)	2,528.9	3,200.8
Expenses	(2,466.7)	(3,269.6)

Profit/(loss) before income tax (expense)/benefit	62.2	(68.8)
Income tax (expense)/benefit	(18.7)	20.6

Profit/(loss) after income tax (expense)/benefit of discontinued operations	43.5	(48.2)

Gain on the sale of Myer before income tax benefit	563.7
Income tax benefit	20.0

Gain on sale of Myer after income tax benefit	583.7

Profit/(loss) from discontinued operations	627.2	(48.2)

Net cash from operating activities	(51.5)	9.0
Net cash from investing activities (2006 includes an inflow of $1,298.9 million from the disposal of Myer)	1,218.2	32.4
Net cash from financing activities	121.1	(41.8)

Net cash generated by Myer and Megamart	1,287.8	(0.4)

(c) Carrying amount of assets and liabilities

The carrying amounts of assets and liabilities for Myer as at June 2, 2006 and July 31, 2005 are:

Cash and cash equivalents	2.9	27.4
Trade and other receivables	23.3	264.1
Inventories	560.9	525.7
Property, plant and equipment and intangible assets	485.7	401.1
Deferred tax assets	83.2	74.9

Total assets	1,156.0	1,293.2

Trade and other payables	(339.3)	(305.1)
Provisions	(74.1)	(74.6)
Other	(67.3)	(69.9)

Total liabilities	(480.7)	(449.6)

Net assets	675.3	843.6

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 5 Discontinued operations (continued)

	2006 $m
(d) Details of the sale of Myer
Consideration received or receivable:
Cash	1,389.5
Deferred consideration receivable	19.5

Total disposal consideration	1,409.0
Carrying amount of net assets sold	(675.3)
Divestment costs associated with Myer disposal	(170.0	)(1)

Gain on sale of Myer before income tax benefit	563.7
Income tax benefit	20.0

Gain on sale of Myer after income tax benefit	583.7

(1)	Includes $90.6 million of divestment costs settled in cash.

(e) Other transactions related to the sale of Myer

As an outcome of the disposal of the Myer business and its related assets, the Coles Group has issued options for the disposal of certain other freehold properties. On August 31, 2006 an option was exercised resulting in the disposal of Ocean Keys Shopping Centre for $78.0 million (carrying amount $47.9 million). On August 31, 2006 an option for the sale of Casey Central Shopping Centre for $51.0 million (carrying amount $50.7 million) was also exercised. The Coles Group has also agreed to dispose of its 50% interest in the CMS General Trust for $160.0 million (carrying value $125.0 million).

On June 2, 2006, the Company entered into a number of contracts relating to the sale of its Myer business, whereby the Coles Group has guaranteed the performance of certain leases by Myer Limited. The guarantees amount to $164.6 million and primarily expire within a maximum of four years.

Note 6 Income tax expense

	2006 $m	2005 $m
(a) Income tax expense
Current tax	345.5	350.1
Deferred tax	(147.4)	(97.4)
Under provided in prior years	16.2	12.6

	214.3	265.3

Income tax expense is attributable to:
Profit from continuing operations	215.6	285.9
Profit from discontinued operations	(1.3)	(20.6)

	214.3	265.3

Deferred income tax benefit included in income tax expense comprises:
Increase in deferred tax assets (note 17)	(114.8)	(66.5)
(Decrease)/increase in deferred tax liabilities (note 25)	(32.6)	(30.9)

	(147.4)	(97.4)

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 6 Income tax expense (continued)

	2006 $m	2005 $m
(b) Reconciliation of income tax expense to prima facie tax payable
Profit from continuing operations before income tax expense	752.0	972.0
Profit from discontinued operations before income tax expense	625.9	(68.8)

	1,377.9	903.2
Tax at the Australian tax rate of 30% (2005 30%)	413.4	271.0
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Depreciation and amortization	0.3	0.2
Fair value adjustments to non current assets	(0.8)	(4.7)
Lease termination payments		1.1
Gain on disposal of controlled entities and businesses	(192.7)
Share-based payments	2.6	1.6
Other assessable income	2.0	5.7
Other non assessable income	(2.7)	(3.4)
Other non deductible expenses	2.5	3.2
Origination and reversal of temporary differences	(25.3)	(17.4)
Realization of previously unrecognized temporary differences	(1.2)	(4.6)

	198.1	252.7
Under provided in prior years	16.2	12.6

Income tax expense	214.3	265.3

(c) Amounts recognized directly in equity
Aggregate current and deferred tax arising in the reporting period and not recognized in profit or loss for the year, but directly debited or credited to equity:
Net deferred tax – (credited)/debited directly to equity	(0.8)	0.9
(d) Tax losses
Unused tax losses for which no deferred tax asset has been recognized:
Revenue tax losses		23.8
Capital tax losses	310.4	507.2

Potential tax benefit at 30%	93.1	159.3

All unused tax losses were incurred by Australian entities. All unused tax losses remaining as at July 30, 2006 are not subject to time limits for recovery.

(e) Unrecognized temporary differences

Coles Group has unremitted earnings of $229.3 million (2005 $218.1 million) in its wholly-owned entities in New Zealand. If remitted, these earnings would be subject to withholding tax charges levied at 15% (2005 15%). An assessable temporary difference exists, however no deferred tax liability has been recognized, as the Company is able to control the timing of remittance by these entities and is not expected to remit these earnings in the foreseeable future.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 7 Dividends

	2006 $m	2005 $m
(a) Ordinary shares
Final dividend for the year ended July 31, 2005 of 17.0 cents (2004 15.0 cents) per fully paid ordinary share paid on November 14, 2005 (November 8, 2004). Fully franked at 30% tax rate (2004 30%).	210.0	182.6
Interim dividend for the year ended July 30, 2006 of 19.5 cents (2005 16.25 cents) per fully paid ordinary share paid May 15, 2006 (May 9, 2005). Fully franked at 30% tax rate (2005 30%).	243.1	199.9

(b) Non-redeemable reset convertible preference shares (ReCAPS)
Dividend of $3.2589 per share paid November 30, 2004. Fully franked at 30% tax rate.		22.8
Dividend of $3.2411 per share paid May 31, 2005. Fully franked at 30% tax rate.		22.7
Final dividend of $0.7479 per share paid July 12, 2005 upon conversion of the ReCAPS into contributed equity. Fully franked at 30% tax rate.		5.2

Total dividends	453.1	433.2

(c) Dividends not recognized at year end

In addition to the above dividends, since year end the Directors have declared a final dividend of 22.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed ordinary dividend expected to be paid on November 13, 2006 out of retained profits at July 30, 2006, but not recognized as a liability at year end, is $267.7 million. The final dividend declared after July 30, 2006 will be fully franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending July 29, 2007.

	2006 $m	2005 $m
(d) Dividend franking account
This amount represents the balance of the dividend franking account after allowing for current tax paid and provided for and dividends paid during the year based on a tax rate of 30% (2005 30%).	297.7	411.8

Note 8 Cash and cash equivalents – current

	2006 $m	2005 $m
Cash on hand	176.2	174.8
Cash at bank	256.7	222.5
Short-term deposits	52.7	43.6

	485.6	440.9

(a) Interest rate risk exposures

Refer note 10(b) for details on effective interest rates.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 9 Trade and other receivables – current

	2006 $m	2005 $m
Trade receivables	255.0	293.4
Less: Provision for doubtful debts	(4.5)	(7.3)

	250.5	286.1

Other receivables	112.9	35.2
Less: Provision for doubtful debts	(3.8)	(1.2)

	109.1	34.0

Short-term deposits		216.0
Prepayments	31.2	21.0

	390.8	557.1

(a) Bad and doubtful trade receivables

The Coles Group has recognized a loss of $5.1 million (2005 $6.2 million) in respect of bad and doubtful trade receivables during the year ended July 30, 2006, of which $4.6 million (2005 $5.2 million) relates to continuing operations. The loss has been included in selling and occupancy expenses in the Income Statement.

(b) Other receivables

These amounts generally arise from transactions outside the usual operating activities.

(c) Short-term deposits

On July 28, 2006, Coles Group Finance Limited (formerly Coles Myer Finance Limited), CGNZ Finance Limited (formerly CMNZ Finance Limited), National Australia Bank Limited and Bank of New Zealand entered into a deed. The effect of this deed was to establish an obligation to settle the short-term deposits receivable by CGNZ Finance Limited from Bank of New Zealand and the interest bearing liabilities (other loans) payable by Coles Group Finance Limited to National Australia Bank Limited on a net basis. For the year ended July 30, 2006, the short-term deposit receivable from Bank of New Zealand and other interest bearing loans payable to National Australia Bank Limited have been disclosed on a net basis.

(d) Interest rate risk exposures

Refer note 10(b) for details on effective interest rates.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 10 Derivative financial instruments – current and non current

	2006 $m	2005(1) $m
Current assets
Interest rate swap contracts – cash flow hedges (a)(i)	0.6
Interest rate swap contracts – other(2) (a)(i)	0.7
Interest rate options – other(2) (a)(iii)	0.1

Total current derivative financial instrument assets	1.4

Non current assets
Interest rate swap contracts – cash flow hedges (a)(i)	6.7
Interest rate swap contracts – other(2) (a)(i)	2.6
Interest rate options – other(2) (a)(iii)	0.1

Total non current derivative financial instrument assets	9.4

Current liabilities
Forward foreign exchange contracts – cash flow hedges (a)(ii)	12.2
Forward foreign exchange contracts – other(2) (a)(ii)	0.5
Cross currency swaps – other(2) (a)(i)	11.3

Total current derivative financial instrument liabilities	24.0

Non current liabilities
Interest rate swap contracts – fair value hedges (a)(i)	16.1
Forward foreign exchange contracts – cash flow hedges (a)(ii)	—

Total non current derivative financial instrument liabilities	16.1

(1)	The comparatives for the year ended July 31, 2005 have not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (note 40).

(2)	Derivative financial instruments classified as ‘other’ are economic hedges that do not qualify for hedge accounting treatment under AASB 139.

(a) Instruments used by the Coles Group

The Coles Group is party to derivative financial instruments in the normal course of business in order to manage its exposure to the fluctuations in interest and foreign exchange rates in accordance with the Group’s financial and capital risk management policies (note 11).

(i) Swaps

At balance date, the fixed interest rates on swaps varied from 4.5% to 7.4%. The terms and notional principal amounts of the Coles Group’s major outstanding contracts at balance date were:

	Average rate		Coles Group
	2006%	2005%	2006 $m	2005 $m
Less than one year	5.30	4.49	237.5	756.0
One to two years	5.61	5.26	390.0	237.5
Two to three years	5.60	5.61	225.0	240.0
Three to four years	5.62		75.0
Later than five years	6.47	6.17	400.0	400.0

			1,327.5	1,633.5

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 10 Derivative financial instruments – current and non current (continued)

The terms, notional principal amounts and outstanding contracts at July 30, 2006 by classification for the Coles Group were:

	Interest rate swaps Cash flow hedges		Interest rate swaps Fair value hedges		Interest rate swaps Other		Cross currency swaps Other
	Average rate 2006%	Coles Group 2006 $m	Average rate 2006%	Coles Group 2006 $m	Average rate 2006%	Coles Group 2006 $m	Average rate 2006%	Coles Group 2006 $m
Less than one year	4.85	50.0			5.12	150.0	6.65	37.5
One to two years	5.38	300.0			6.38	90.0
Two to three years	5.60	150.0			5.60	75.0
Three to four years					5.62	75.0
Later than five years			6.47	400.0

		500.0		400.0		390.0		37.5

(ii) Forward foreign exchange contracts

The settlement dates, dollar amounts to be received and contractual exchange rates of the Coles Group’s major outstanding contracts at balance date were:

	Average rate		Coles Group
	2006	2005	2006 $m	2005 $m
United States Dollars
Less than 3 months	0.75	0.77	366.1	342.3
3 to 12 months	0.75	0.76	369.4	194.7

			735.5	537.0

New Zealand Dollars
Less than 3 months	1.23		3.9
Pounds Sterling
Less than 3 months		0.43		0.3
Hong Kong Dollars
Less than 3 months	5.82	5.90	6.3	0.1
3 to 12 months	5.78		17.7

			24.0	0.1

Euro
Less than 3 months	0.59	0.61	25.6	10.9
3 to 12 months	0.60	0.61	25.5	6.8
Later than 12 months	0.58		8.6

			59.7	17.7

Total forward foreign exchange contracts			823.1	555.1

The net deferred loss on hedges of anticipated future transactions hedged by the use of forward foreign exchange contracts was $12.2 million at balance date which has been included in the cash flow hedge reserve (2005 $8.6 million gain).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 10 Derivative financial instruments – current and non current (continued)

(ii) Forward foreign exchange contracts (continued)

The settlement dates, dollar amounts to be received and contractual exchange rates for the Coles Group’s major outstanding contracts by classification at balance date were:

	Cash flow hedges		Other
	Average rate 2006	Coles Group 2006 $m	Average rate 2006	Coles Group 2006 $m
United States Dollars
Less than 3 months	0.75	339.6	0.75	26.5
3 to 12 months	0.75	369.4

		709.0		26.5

New Zealand Dollars
Less than 3 months			1.23	3.9

Hong Kong Dollars
Less than 3 months	5.82	6.3
3 to 12 months	5.78	17.7

		24.0

Euro
Less than 3 months	0.60	12.1	0.59	13.5
3 to 12 months	0.59	23.0	0.60	2.5
Later than 12 months	0.58	8.6

		43.7		16.0

Total forward foreign exchange contracts		776.7		46.4

(iii) Interest rate options – other

The terms and notional principal amounts of the Coles Group’s major outstanding interest rate option contracts at balance date were:

	Average rate		Coles Group
	2006%	2005%	2006 $m	2005 $m
Options purchased
3 to 12 months	6.0		50.0
Later than 12 months	6.0		50.0

			100.0

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 10 Derivative financial instruments – current and non current

(b) Interest rate risk exposures

The Coles Group’s exposure to interest rate risk and the effective interest rates on financial instruments were:

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturing on:						Non interest bearing $m	Total $m
At July 30, 2006			1 year or less $m	1 to 2 years $m	2 to 3 years $m	3 to 4 years $m	4 to 5 years $m	Later than 5 years $m
Assets
Cash and cash equivalents	5.34	123.5							362.1	485.6
Trade and other debtors									377.3	377.3
Shares and investments in unit trusts, partnerships and unlisted corporations									125.0	125.0

Total financial assets		123.5							864.4	987.9

Liabilities
Bank overdrafts	9.85	4.0								4.0
Trade and other payables									3,103.3	3,103.3
Commercial paper – domestic	6.05	94.8								94.8
Bonds – domestic	6.14							379.2		379.2
Short-term foreign currency borrowing	5.22	26.2								26.2
Domestic bank loans	6.36	500.0								500.0
Interest rate options	6.00		0.1	0.1						0.2
Interest rate swaps(1)	5.79	(490.0)	200.0	390.0	225.0	75.0		(400.0)
Cross currency swaps	6.65	11.3								11.3
Employee entitlements									495.5	495.5

Total financial liabilities		146.3	200.1	390.1	225.0	75.0		(20.8)	3,598.8	4,614.5

(1)	Notional principal amounts

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 10 Derivative financial instruments – current and non current (continued)

(b) Interest rate risk exposures (continued)

The Coles Group’s exposure to interest rate risk and the effective interest rates on financial instruments were:

	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturing in:						Non interest bearing $m	Total $m
At July 31, 2005			1 year or less $m	1 to 2 years $m	2 to 3 years $m	3 to 4 years $m	4 to 5 years $m	Later than 5 years $m
Assets
Cash and cash equivalents	6.22	287.5							369.4	656.9
Trade and other debtors									337.7	337.7
Interest in bonds	5.78		2.0				9.0			11.0
Shares and investments in unit trusts, partnerships and unlisted corporations									133.9	133.9

Total financial assets		287.5	2.0				9.0		841.0	1,139.5

Liabilities
Bank overdrafts	9.20	—								—
Trade and other payables									3,018.8	3,018.8
Commercial paper – domestic	5.68	79.9								79.9
Bonds – domestic	6.14							400.0		400.0
Long-term foreign currency bonds	1.23	61.6	235.1							296.7
Domestic bank loans	6.06	350.0								350.0
Other foreign currency loans	7.29	216.0								216.0
Interest rate swaps(1)	4.80	20.1	(60.1)	200.0	240.0			(400.0)
Cross currency swaps	6.42	86.7								86.7
Employee entitlements									559.1	559.1

Total financial liabilities		814.3	175.0	200.0	240.0				3,577.9	5,007.2

(1)	Notional principal amounts

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 11 Financial and capital risk management

The Coles Group is exposed to a variety of financial risks, including foreign exchange risk, interest rate risk, funding risk and credit risk. The Coles Group’s overall risk management program seeks to minimize potential adverse affects on the financial performance of the Coles Group.

These risks are managed in accordance with Board approved policies which: outline the manner in which the Group manages its financial risk; detail who is responsible for the identification and management of these risks; and set out the risk management instruments that the Coles Group is permitted to use.

The Group has centralized the management of financial risk in its Group Treasury department, and all financial transactions are undertaken by authorized Treasury personnel in the name of Coles Group Finance Limited (formerly Coles Myer Finance Limited). Speculative position taking is prohibited.

(a) Foreign exchange risk management

Foreign exchange risk in the Coles Group arises from imported merchandise, other purchases (including capital expenditure), foreign currency denominated borrowings and offshore investments (New Zealand).

Merchandise risk is managed in order to maintain a fully hedged position of all material exposures at all times. Exposures arising from merchandise imports are managed by the use of forward exchange contracts and currency options.

All exposures arising from other purchases and foreign currency denominated borrowings are fully hedged. A combination of cross currency swaps and forward contracts are used to eliminate exchange rate risk associated with these exposures.

The translation exposure arising from the Coles Group’s New Zealand net assets is not hedged due to the immaterial value of the net assets relative to the rest of the Coles Group.

(b) Interest rate risk

Interest rate risk in the Coles Group arises from both the volume of debt and the timing of interest rate settings. A combination of interest rate swaps, options, forward rate agreements and futures are used to achieve the desired mix of fixed and floating rate debt, and to retain the opportunity to benefit from interest rate reductions.

Generally, a level of approximately 50% of the Coles Group’s core debt is covered at fixed interest rates of beyond 12 months in maturity. The remainder of the exposures are managed with strategies of 12 months or less in maturity. All interest rate hedge cover is spread across a range of maturity dates.

The Coles Group has fixed coupon bonds on issue. In line with the Group’s interest rate risk strategy, the bonds were swapped to floating rates via interest rate swaps. This transaction was designated as a fair value hedging relationship and the changes in the fair value of the hedged item are offset against the changes in the value of the interest rate swaps.

(c) Funding risk

The Coles Group finances its operations by a combination of reinvestment of retained profits, long and short-term bank debt, capital market debt and leases. Funding risk is the risk that the Coles Group may not be able to access funding when required, for both day-to-day requirements and to support the strategic activities of the Coles Group.

Funding risk is managed by maintaining sufficient undrawn committed bank facilities, a diverse range of available funding sources, both domestic and international, and sound relationships with key financial institutions. Strategic funding risk is also managed by maintaining a prudent spread of debt maturities, arranging funding ahead of requirements and an investment grade credit rating.

The Coles Group’s long-term credit rating remained stable during the year. Coles Group Limited is rated Baa2 (Outlook – Developing) by Moody’s and BBB (CreditWatch – Developing) by Standard and Poor’s.

(d) Credit risk

When the Coles Group invests surplus cash, or commits to a future financial settlement (for example, forward foreign exchange contracts or options) with an external counterparty, there is a risk that the counterparty will default prior to settlement. The Coles Group manages this risk by limiting its credit exposure to any single counterparty, and by ensuring that financial transactions are prudently spread across, and only undertaken with approved, highly rated counterparties.

The Coles Group’s exposures to counterparties and their credit ratings are routinely monitored.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 12 Assets classified as held for sale – current

			2006 $m	2005 $m
Freehold properties			149.7
Investment properties			2.0

			151.7

Note 13 Receivables – non current
			2006 $m	2005 $m
Term deposits and advances			16.9	16.9
Loans to associated unit trust and partnership			0.8	0.7

			17.7	17.6

Deferred expenditure – stamp duty			37.6	41.3
Less: Accumulated amortisation			(14.7)	(13.9)

			22.9	27.4

Other			3.1	6.9

			43.7	51.9

(a) Interest rate risk exposures

Refer note 10(b) for details on effective interest rates.

(b) Fair values

The fair values and carrying values of non current receivables of the Coles Group are as follows:

	2006 $m		2005 $m
	Carrying amount	Fair value	Carrying amount	Fair value
Term deposits and advances	16.9	14.2	16.9	14.8
Loans to associated unit trust and partnership	0.8	0.8	0.7	0.7

	17.7	15.0	17.6	15.5

The fair values are based on cash flows discounted using a current lending rate ranging from 6.5% to 10.3%.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 14 Investments – non current

	2006 $m	2005 $m
Investments in joint venture partnerships
Interest in shopping center unit trust, at fair value	125.0	112.6
Interest in partnership		2.0
Investments in other entities
Shares in unlisted corporations	—	19.3
Interest in bonds		11.0

	125.0	144.9

(a) Interest in partnership

During the year ended July 30, 2006, the interest in the FlyBuys Partnership of $2.0 million was written-down in full due to a decline in value (note 3).

(b) Shares in unlisted corporations

The Coles Group has a 2% interest in Agentrics (formerly GlobalNetXchange Ltd). Agentrics is an international retail alliance that offers hosted software solutions for retail applications. On transition to AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, the investment was written-down in full. Further details are set out in note 40.

(c) Interest in bonds

During the year ended July 30, 2006, the interest in bonds was disposed of for $11.0 million. The quoted market value of the interest in bonds at July 31, 2005 was $11.0 million.

(d) Interest in shopping center unit trust

Subsidiary CMTI Pty Ltd has a joint venture interest in CMS General Trust (a unit trust). CMTI has a 50% participating interest in this joint venture and is entitled to 50% of its results. The Coles Group’s interest in the assets employed in the joint venture is included in the consolidated Balance Sheet, in accordance with the accounting policy described in note 1(c), under the following classifications:

	2006 $m	2005 $m
Carrying amount of investment in joint venture	125.0	112.6
(i) Share of joint venture’s assets and liabilities
Current assets	—	—
Non current assets	125.0	112.6

Total assets	125.0	112.6

Current liabilities	—	—

Total liabilities	—	—

	125.0	112.6

(ii) Share of joint venture’s revenue, expenses and results
Revenues	21.9	37.0
Expenses	—	—

Profit before income tax	21.9	37.0

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 14 Investments – non current (continued)

(e) Interests in joint venture and other associated entities

	Investment		Ownership interest		Principal activity	Balance date
	2006 $m	2005 $m	2006%	2005%
CMS General Trust	125.0	112.6	50	50	Property ownership	30 June(1)
FlyBuys Partnership		2.0	50	50	Loyalty program	31 December
Quids Technology Pty Ltd	—	—	50	50	Software development	30 June

(1)	The Income Statement, Balance Sheet and Cash Flow Statement of the Trust for the year ended July 30, 2006 (July 31, 2005) have been included in the results of the Coles Group.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 15 Property, plant and equipment – non current

	2006 $m	2005 $m
Freehold properties
Land
At cost	238.7	342.5
Buildings
At cost	87.8	84.3
Less: Accumulated depreciation	(3.1)	(9.7)

	84.7	74.6

Total freehold properties	323.4	417.1

Leasehold improvements
At cost	642.2	745.2
Less: Accumulated depreciation	(336.3)	(399.7)

Total leasehold improvements	305.9	345.5

Total properties	629.3	762.6

Plant and equipment
At cost	5,032.9	5,854.9
Less: Accumulated depreciation	(2,964.6)	(3,639.0)

Total plant and equipment	2,068.3	2,215.9

Capital work in progress, at cost	435.7	509.3

Total property, plant and equipment	3,133.3	3,487.8

(a) Impairment tests for property, plant and equipment
Property, plant and equipment balances relate to:
Food, Liquor and Fuel	1,746.8	1,702.7
Kmart	302.3	290.5
Officeworks	75.9	63.0
Target	262.1	250.2
Property and unallocated	746.2	772.2
Discontinued operations		409.2

Total	3,133.3	3,487.8

For the purposes of impairment testing, each store is a cash generating unit. Impairment reviews were performed by comparing the carrying value of assets with the recoverable amount of the cash generating units to which assets have been allocated.

Recoverable amounts for cash generating units are based on value in use, which is calculated from cash flow projections using the latest results for the year ended July 30, 2006. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and the remaining useful life of assets.

Impairments and reversal of impairments, result from a range of circumstances relating to store specific issues and the local trading environment, and are recognized in selling and occupancy expenses in the Income Statement.

By segment:

For conservatism the growth rates beyond five years have been extrapolated using an appropriate industry growth rate.

The pre-tax discount rates used to calculate value in use range from 11% to 14% (2005 10% to 14.5%). The discount rate is derived from Coles Group’s weighted average cost of capital.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 15 Property, plant and equipment – non current (continued)

(b) Reconciliations

Reconciliations of the carrying amount of each class of property, plant and equipment are set out below:

Coles Group – 2006 $m	Freehold properties		Leasehold improvements		Plant and equipment		Capital work in progress	Total
	Land	Buildings
Balance at the start of the year	342.5	74.6	345.5		2,215.9		509.3	3,487.8
Additions		5.4	58.9		416.6		213.9	694.8
Disposals	(53.7)	(10.3)	(82.7)		(324.7)		(17.1)	(488.5)
Acquisitions of businesses and controlled entities (note 34)	19.6	2.3	1.5		39.9		0.8	64.1
Write-down to recoverable amount			(4.7)		(46.9)			(51.6	)(1)
Reversal of previous write-downs			12.9		35.2			48.1	(2)
Depreciation/amortization		(1.6)	(52.9	)(3)	(422.3	)(4)		(476.8)
Transfers from/(to) another class	12.5	36.3	27.4		159.7		(229.8)	6.1	(5)
Transfer to assets classified as held for sale	(82.2)	(22.0)			(5.1)		(41.4)	(150.7)

Balance at the end of the year	238.7	84.7	305.9		2,068.3		435.7	3,133.3

Coles Group – 2005 $m
Balance at the start of the year	202.4	50.7	348.5		2,247.4		290.2	3,139.2
Additions	115.4	8.5	44.7		390.5		334.2	893.3
Disposals	(3.1)	(1.0)	(2.2)		(51.2)		(0.2)	(57.7)
Acquisitions of businesses and controlled entities (note 34)	36.2				7.8			44.0
Write-down to recoverable amount	(8.0)		(7.1)		(52.8)			(67.9	)(6)
Reversal of previous write-downs to recoverable amount			0.9		2.7			3.6	(7)
Depreciation/amortization		(0.8)	(49.9	)(8)	(431.7	)(9)		(482.4)
Transfers from/(to) another class	(0.4)	17.2	10.6		103.2		(114.9)	15.7	(10)

Balance at the end of the year	342.5	74.6	345.5		2,215.9		509.3	3,487.8

(1)	Includes $1.8 million relating to discontinued operations.

(2)	Includes $36.3 million relating to discontinued operations.

(3)	Includes $5.2 million relating to discontinued operations.

(4)	Includes $27.7 million relating to discontinued operations.

(5)	Relates to transfers from investment properties of $6.1 million (note 16).

(6)	Includes $42.0 million relating to discontinued operations.

(7)	Includes $1.3 million relating to discontinued operations.

(8)	Includes $7.3 million relating to discontinued operations.

(9)	Includes $46.8 million relating to discontinued operations.

(10)	Relates to transfers from investment properties of $15.7 million (note 16).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 16 Investment properties – non current

	2006 $m	2005 $m
At fair value
Balance at the start of the year	9.6	25.5
Additions	5.1	5.6
Net loss from fair value adjustment		(5.8)
Transfer to property, plant and equipment (note 15)	(6.1)	(15.7)
Transfer to assets classified as held for sale	(1.0)

Balance at the end of the year	7.6	9.6

(a) Amounts recognized in the Income Statement for investment properties
Rental revenue	0.7	0.9
Direct operating expenses from property that generated rental revenue	(0.3)	(0.6)

	0.4	0.3

(b) Operating leases: members of the Coles Group as lessor
The investment properties are leased to tenants under long-term operating leases with rentals payable monthly. Minimum lease payments receivable on leases of investment properties are as follows:
Less than one year	0.7	0.6
Later than one year but not later than five years	2.3	2.4
Later than five years	0.9	1.5

	3.9	4.5

(c) Valuation of investment properties

The basis of the valuation of investment properties is fair value being the amounts for which the properties could be exchanged between willing parties in an arm’s length transaction. Fair value is based on current prices in an active market for similar properties in the same location and condition and subject to similar leases.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 17 Deferred tax assets – non current

	2006 $m	2005 $m
The balances comprise temporary differences attributable to:
(i) Amounts recognized in the Income Statements
Property, plant and equipment and computer software depreciation	71.4	77.5
Inventories – valuation	83.1	85.2
Employee entitlements	148.7	167.7
Provisions and accruals	135.3	58.1
Other non current liabilities	46.0	60.5

	484.5	449.0

(a) Movements in deferred tax assets
Balance at the start of the year	449.0	382.5
Change on adoption of AASB 132 and AASB 139 (note 40)	0.7
Credited/(charged) to the Income Statement (note 6)	114.8	66.5
Disposal of controlled entity (note 5)	(83.2)
Acquisitions of businesses and controlled entities (note 34)	3.2

Balance at the end of the year	484.5	449.0

(b) Balance sheet classification
Deferred tax assets to be recovered:
Less than one year	150.1	115.5
Later than one year	334.4	333.5

	484.5	449.0

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 18 Intangible assets – non current

	2006 $m	2005 $m
Brand names
At cost		22.6
Licenses
At cost	65.5	56.5
Acquired computer software
At cost	433.6	226.9
Less: Accumulated amortization and impairments	(108.8)	(98.0)

	324.8	128.9

Internally generated computer software
At cost	78.8	41.2
Less: Accumulated amortization and impairments	(19.7)	(17.8)

	59.1	23.4

Total computer software	383.9	152.3

Co-branded operating rights
At cost	111.9	103.7
Less: Accumulated amortization and impairments	(14.1)	(8.6)

	97.8	95.1

Goodwill
At cost	945.9	558.0
Less: Accumulated amortization and impairments	(80.9)	(81.2)

	865.0	476.8

	1,412.2	803.3

(a) Impairment tests for intangible assets with indefinite lives
The balances for intangible assets with indefinite lives, including goodwill, brand names and licenses, relates to:
Food, Liquor and Fuel	792.5	484.9
Other	138.0	71.0

	930.5	555.9

For the purposes of impairment testing, the cash generating units are the same as the business segments as set out in note 32. Impairment reviews were performed by comparing the carrying value of intangible assets with indefinite lives with the recoverable amount of the cash generating units to which those assets have been allocated.

Recoverable amounts for cash generating units are based on value in use, which is calculated from cash flow projections using the latest results for the year ended July 30, 2006. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected earnings. No impairments for goodwill have been recognized for the years ended July 30, 2006 and July 31, 2005.

(i) Food, Liquor and Fuel

The growth rates beyond five years have been extrapolated using an appropriate industry growth rate. The pre-tax discount rate used to calculate value in use is 11% (2005 10%). The discount rate is derived from the Coles Group’s weighted average cost of capital.

(ii) Other

The carrying value of intangible assets with indefinite lives allocated to any one group of cash generating units is not significant to the total balance.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 18 Intangible assets – non current (continued)

(b) Reconciliations

Reconciliations of the carrying amount of each class of intangible asset are set out below:

Coles Group – 2006 $m	Computer software				Licenses	Brand names	Co-branded operating rights	Goodwill	Total
	Acquired		Internal
Balance at the start of the year	128.9		23.4		56.5	22.6	95.1	476.8	803.3
Additions	279.2		50.7						329.9
Disposals	(48.8)		(8.8)					(0.7)	(58.3)
Acquisitions of businesses and controlled entities (note 34)					9.8		8.2	388.1	406.1
Amortization	(33.2	)(1)	(6.0	)(2)			(5.5)		(44.7)
Write-down to recoverable amount	(1.3)		(0.2)			(22.6)			(24.1)
Transfers from/(to) another class					(0.8)			0.8

Balance at the end of the year	324.8		59.1		65.5		97.8	865.0	1,412.2

Coles Group – 2005 $m
Balance at the start of the year	63.5		11.2		32.4	22.6	100.2	420.9	650.8
Additions	94.0		17.3		1.9				113.2
Disposals	(0.4)		(0.1)					(1.0)	(1.5)
Acquisitions of businesses and controlled entities (note 34)					22.2			56.9	79.1
Amortization	(26.2	)(3)	(4.6	)(4)			(5.1)		(35.9)
Write-down to recoverable amount	(2.0)		(0.4)						(2.4)

Balance at the end of the year	128.9		23.4		56.5	22.6	95.1	476.8	803.3

(1)	Includes $1.1 million relating to discontinued operations.

(2)	Includes $0.2 million relating to discontinued operations.

(3)	Includes $1.6 million relating to discontinued operations.

(4)	Includes $0.3 million relating to discontinued operations.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 19 Retirement benefit asset – non current

The Coles Group contributes to a number of superannuation funds that have been established to provide benefits for employees. The principal type of benefit provided by these funds is a lump sum. The members and the Coles Group make contributions as specified in the rules of the respective funds.

The Coles Group is obliged to ensure that contributions are made to the defined benefit plan at the rate assessed by an actuary, subject to its rights to reduce, suspend or terminate contributions as specified in the relevant trust deed. The obligation of the Coles Group to make contributions to the fund at the actuarially determined rate is legally enforceable up to the date on which the Coles Group gives notice to suspend or terminate contributions as provided in the agreement governing the defined benefit plan.

In respect of all other superannuation funds, the Coles Group is obliged to contribute at fixed rates or amounts as set out in the relevant trust deeds, or in accordance with industrial awards, agreements and relevant legislation.

The following sets out details of the defined benefit section of the Coles Myer Superannuation Plan (the Plan):

(a) Balance Sheet amounts

The amounts recognized in the Balance Sheets are determined as follows:

	2006 $m	2005 $m
Fair value of defined benefit plan assets	522.8	517.0
Present value of the defined benefit obligation	(484.5)	(499.3)

Net asset in the Balance Sheet	38.3	17.7

Coles Group. has recognized an asset in the Balance Sheet in respect of its defined benefit superannuation arrangement. If a surplus exists in the Plan, Coles Group will be able to take advantage of it in the form of a reduction in the required contribution rate, depending on the advice of the Plan’s actuary.

The Company may at any time by notice to the Trustee, terminate its contributions. The employer has a liability to pay the monthly contributions prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the Plan.

(b) Categories of plan assets

The major categories of the Plan’s assets are as follows:

	2006%	2005%
Australian equities	36	35
Overseas equities	26	27
Fixed interest securities	25	25
Properties	8	8
Other	5	5

The fair value of the Plan’s assets includes no amounts relating to:

•	any of Coles Group Limited’s own financial instruments; and

•	any property occupied by, or other assets used by, Coles Group Limited or its controlled entities.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 19 Retirement benefit asset – non current (continued)

	2006 $m	2005 $m
(c) Reconciliations
(i) Reconciliation of the present value of the defined benefit obligation
Balance at the start of the year	499.3	481.5
Current service cost	15.3	17.3
Interest cost	23.5	26.6
Contributions by plan participants	11.3	10.5
Actuarial losses	11.9	32.9
Benefits paid	(33.2)	(69.5)
Curtailments	0.7
Settlements	(44.3)

Balance at the end of the year	484.5	499.3

(ii) Reconciliation of the fair value of the Plan’s assets
Balance at the start of the year	517.0	490.8
Expected return on plan assets	31.6	30.6
Actuarial gains	29.3	35.6
Contributions by employer	11.1	19.0
Contributions by plan participants	11.3	10.5
Benefits paid	(33.2)	(69.5)
Settlements	(44.3)

Balance at the end of the year	522.8	517.0

(d) Amounts recognized in the Income Statements
Current service cost	15.3	17.3
Interest cost	23.5	26.6
Expected return on plan assets	(31.6)	(30.6)
Losses on curtailments and settlements	0.7
Transfer to controlled entities(1)

Total included in employee benefits expense	7.9	13.3

Actual return on plan asset	61.0	66.2

(1) Where the employee services are provided to other entities in the Group the expenses are transferred accordingly.

The amounts recognized in the Income Statement have been allocated between cost of goods sold ($0.2 million), selling and occupancy expense ($3.8 million) and administrative expense ($3.9 million).

(e) Amounts recognized in the Statement of Recognized Income and Expenses
Actuarial gains on defined benefit plans	17.4	2.7
Income tax on actuarial gains	(5.2)	(0.9)

	12.2	1.8

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 19 Retirement benefit asset – non current (continued)

	2006%	2005%
(f) Principal actuarial assumptions
The principal actuarial assumptions used are:
Discount rate (active members)	5.70	5.10
Discount rate (pensioners)	5.70	5.10
Salary increase rate	4.25	4.25
Expected rate of return on assets:
Supporting lump sum liabilities	6.50	6.50
Supporting pension liabilities	7.25	7.25

The expected return on the Plan’s assets is determined by weighting the expected long-term return for each asset class by the benchmark allocation of assets to each class and allowing for correlations of the investment returns between asset classes. The returns for each asset class are net of investment tax and investment fees. An allowance for the asset based administration expenses has been deducted from the expected return.

(g) Employer contributions

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. Under the Target Funding method, the employer contribution rate is set at a level such that the Plan’s assets are expected to exceed the Plan’s liabilities by a specified margin within a specified period of time. The current contribution recommended in the actuarial review as at July 1, 2005 is 9.5% of the salaries of all members.

Total employer contributions expected to be paid by the Coles Group for the year ended July 29, 2007 are $13.8 million.

The economic assumptions adopted for the last actuarial review of the Plan as at July 1, 2005 were:

Weighted-average assumptions:
Expected rate of return on the Plan’s assets	6.50%
Expected salary increase rate	4.25%

(h) Net financial position of the Plan

In accordance with AAS 25 Financial Reporting by Superannuation Plans the most recent financial position of the Coles Myer Superannuation Plan was:

	Last reporting date	$m
Accrued benefits	July 1, 2005	(492.2)
Net market value of the Plan’s assets	July 1, 2005	507.5

Net surplus	July 1, 2005	15.3

	2006%	2005%
(i) Historical Summary
Fair value of defined benefit plan assets	522.8	517.0
Present value of defined benefit obligation	(484.5)	(499.3)

Surplus	38.3	17.7

Experience losses adjustments – plan liabilities	18.5	22.2
Experience (gain) adjustments – plan assets	(29.3)	(35.6)

Information for years prior to 2005 is not available.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 20 Trade and other payables – current and non current

	2006 $m	2005 $m
Current
Trade creditors	1,965.6	2,020.9
Other creditors and accruals(1)	1,081.3	997.9
Deferred purchase consideration(2)	33.4

	3,080.3	3,018.8

Non current
Deferred purchase consideration(2)	23.0

	23.0

(1)	Payables to related parties are disclosed in note 38.

(2)	Deferred purchase consideration of $56.4 million relates to the acquisition of Hedley Hotel Group Pty Ltd and Hedley Hotel No.2 Pty Ltd (note 34).

Note 21 Interest bearing liabilities – current

	2006 $m	2005 $m
Bank overdrafts	4.0	—
Other loans(1) (a),(c)	26.2	216.0

	30.2	216.0

(1)	Refer to note 9 for details of the netting arrangement entered into during the year ended July 30, 2006.

(a) Denomination of short-term foreign currency borrowings
United States Dollars	26.2
New Zealand Dollars		216.0

	26.2	216.0

(b) Assets pledged as security

Refer to note 23(c).

(c) Other loans

Other loans are due for repayment within two months of balance date with an interest rate of 5.22% (2005 7.29%).

(d) Fair value

The fair value and carrying values of other loans of the Coles Group are as follows:

	2006		2005
	Carrying amount $m	Fair value $m	Carrying amount $m	Fair value $m
Foreign currency bonds and notes(1)	26.4	26.4
Other foreign currency loans(2)			217.3	217.3

	26.4	26.4	217.3	217.3

(1)	Carrying amount includes accrued interest of $0.2 million.

(2)	Carrying amount includes accrued interest of $1.3 million.

(e) Interest rate risk exposures

Refer to note 10(b) for details on effective interest rates.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 22 Provisions – current and non current

	2006 $m	2005 $m
Current
Employee entitlements (a)	440.7	474.6
Self-insured risks (b)	45.6	46.3
Workers’ compensation (b)	64.4	59.3
Surplus leased space (c)	20.3	20.6
Restructuring:
Strategy (d)	22.8
Myer divestment (e)	51.2
Redundancies (f)	116.9

	761.9	600.8

Non current
Employee entitlements (a)	54.8	84.5
Workers’ compensation (b)	228.2	209.6
Surplus leased space (c)	19.8	23.8
Redundancies (f)	17.9

	320.7	317.9

	1,082.6	918.7

(a)	Employee entitlements

The provision for employee entitlements comprises amounts for annual leave and long service leave. The following assumptions were used in measuring the long service leave provision for the year ended July 30, 2006:

Expected increase in wages and salaries	3.2% – 4.2%	(2005 1.4% –4.2%)
Expected wages and salary on-costs	8.4% – 14.0%	(2005 8.6% –12.8%)
Accrued labor costs are included in trade and other payables (note 20).

(b)	Workers’ compensation and self-insured risks

The workers’ compensation and self-insured risk provisioning relates to commitments of up to 18 years (2005 17 years). Actual compensation paid may vary where accidents and claims incurred vary from those estimated. Refer note 1(x) for a description of the provision.

(c)	Surplus leased space

The surplus lease provision covers future payments for leased premises, which are onerous, net of actual and expected sub-leasing revenue, and relates to commitments of up to 11 years (2005 12 years). Actual lease payments may vary from the amounts provided where alternate uses are found for these premises, including attraction of new tenants. Refer note 1(g) for a description of the provision.

(d)	Restructuring – strategy

The provision for restructuring relates to the strategic initiatives detailed in note 4, and largely comprises costs associated with the rebadging of BI-LO stores to Coles, and other store rebadging as a result of changes in format.

(e)	Restructuring – Myer divestment

The provision for restructuring relates to the Myer divestment, which occurred on June 2, 2006, and largely comprises information technology change costs, property related costs and costs associated with removing the Myer name from the Coles Group.

(f)	Redundancies

The provision for redundancies relates to the strategic initiatives detailed in note 4, and largely comprises costs associated with the consolidation of support services, simplification of back office processes, and closure of the Somersby and Hampton Park distribution centers.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 22 Provisions – current and non current (continued)

(g) Movements in provisions

Movements in each class of provision during the financial year, other than employee entitlements, are set out below:

Coles Group – 2006 $m	Self-insured risks	Workers’ compen- sation	Surplus leased space	Restructuring – strategy	Restructuring – Myer divestment	Redundancies	Total
Balance at the start of the year	46.3	268.9	44.4				359.6
Provisions made during the year	23.2	80.5	20.4	22.8	51.2	158.1	356.2
Payments made during the year	(15.3)	(71.4)	(24.7)			(23.3)	(134.7)
Unwinding of discount	1.7	14.6					16.3
Provisions released during the year	(10.3)						(10.3)

Balance at the end of the year	45.6	292.6	40.1	22.8	51.2	134.8	587.1

Note 23 Interest bearing liabilities – non current

	2006 $m	2005(1) $m
Foreign currency bonds and notes (b),(d)(iii)		296.7
Commercial paper supported by a committed facility, net of unamortized discount $223,000 (d)(ii)	94.8	79.9
Bonds issued under domestic facilities (d)(iii)	382.5	400.0
Unamortized borrowing costs	(3.3)

	379.2	400.0

Domestic bank loans (d)(iv)	500.0	350.0

	974.0	1,126.6

Net fair value of currency swaps hedging foreign currency borrowings(1)		86.7

	974.0	1,213.3

(1)	The interest bearing liabilities have not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement, which have been adopted from August 1, 2005 (note 40).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 23 Interest bearing liabilities –non current (continued)

	2006 $m	2005 $m
(a) Maturity profile of interest bearing liabilities
2006/2007		86.6
2007/2008		150.0
2008/2009	100.0	90.0
2009/2010	44.8	400.0
2010/2011	450.0
2011/2012	379.2	400.0

	974.0	1,126.6

(b) Denomination of long-term foreign currency borrowings
United States Dollars		26.4
Japanese Yen		270.3

		296.7

(c) Assets pledged as security

At balance date, all foreign currency borrowings were fully hedged. The Coles Group’s borrowing structure is flexible and consistent, based on the acceptance by lenders of the Common Provisions Deed Poll (CPDP) and the Standard Coles Group Negative Pledge (the Negative Pledge). The CPDP has replaced the Negative Pledge and has been accepted by all lenders to the Coles Group. The last remaining borrowings that have the Negative Pledge as credit support mature in September 2006. A controlled entity has issued a floating charge over assets, capped at $80.0 million, as security for payment obligations to a trade creditor.

In addition, an undertaking is given not to provide security over Coles Group assets to parties with the benefit of the CPDP or Negative Pledge, without providing security to all parties to the CPDP or Negative Pledge, except under certain limited circumstances. The Coles Group has been in compliance with its financial covenants contained within the CPDP and Negative Pledge during the financial year.

(d) Details of major financing arrangements

(i) Credit standby facilities

The Coles Group has $430.0 million (2005 $430.0 million) of committed facilities of which $430.0 million (2005 $430.0 million) was undrawn at balance date. The facilities have maturity dates ranging between August 2007 and August 2010 (2005 maturity dates ranged between August 2006 and May 2010).

(ii) Commercial paper

The Coles Group has a commercial paper program based in Australia. The program is guaranteed by Coles Group Limited (formerly Coles Myer Ltd) and is supported by the credit standby facilities referred to above. At balance date $94.8 million of commercial paper was on issue (2005 $79.9 million).

(iii) Bonds

The Coles Group has issued bonds under a debt issuance program in Europe and Australia. At balance date $426.2 million (2005 $696.7 million) equivalent of bonds were on issue.

The bonds and notes issued under domestic facilities are carried at fair value at each reporting date. While the carrying amount is $379.2 million (net of unamortized borrowing costs of $3.3 million), the Coles Group is contractually obligated to settle the liability of $400.0 million on July 25, 2012.

The amount of change in the fair value is attributable to changes in a benchmark interest rate.

(iv) Domestic bank loans

$500.0 million (2005 $350.0 million) of domestic bank loans of various maturities were outstanding at balance date.

(e) Interest rate risk exposures

Refer note 10(b) for details on effective interest rates.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 24 Loans – non current

	2006 $m	2005 $m
Amounts owing to controlled entities

Note 25 Deferred tax liabilities – non current

	2006 $m	2005 $m
The balances comprise temporary differences attributable to:
(i) Amounts recognized in the Income Statements
Other non current assets	15.1	40.6
Property, plant and equipment depreciation
Foreign exchange translation of financial assets and liabilities, derivative financial instruments and other finance costs	5.4	4.8
Intangible assets (excluding computer software)	49.0	52.3
Retirement benefit asset	5.4	4.4

	74.9	102.1

(ii) Amounts recognized directly in equity
Retirement benefit asset	6.1	0.9
Cash flow hedge reserve	(3.4)

	2.7	0.9

	77.6	103.0

(a) Movements in deferred tax liabilities
Balance at the start of the year	103.0	126.3
Change on adoption of AASB 132 and AASB 139 (note 40)	2.6
(Charged)/credited to the Income Statement (note 6)	(32.6)	(30.9)
(Charged)/credited to equity	(0.8)	0.9
Acquisition of businesses and controlled entities (note 34)	5.4	6.7

Balance at the end of the year	77.6	103.0

(b) Balance sheet classification
Deferred tax liabilities to be settled:
Less than one year	2.3	9.7
Later than one year	75.3	93.3

	77.6	103.0

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 26 Other liabilities – non current

	2006 $m	2005 $m
Deferred income – lease incentives	88.3	90.5
Fixed rent escalation accruals	74.8	121.1

	163.1	211.6

Note 27 Contributed equity

	2006 $m	2005 $m
Ordinary shares
Fully paid	2,144.2	2,068.6
Partly paid to one cent	—	—

	2,144.2	2,068.6

	2006		2005
	No. of shares	$m	No. of shares	$m
(a) Movement in ordinary shares on issue
Fully paid ordinary shares
Balance at the start of the year	1,237,160,686	2,068.6	1,225,410,546	1,608.1
Conversion from partly paid shares	53,000	0.1	40,000	0.1
Contribution to equity under the Employee Share Plan		2.0		3.0
Exercise of options	16,674,343	120.4	15,082,345	107.9
Issue for acquisition of Pharmacy Direct (note 34)	4,191,033	44.3
Issue for acquisition of Hedley Group (note 34)	13,656,906	156.2
Off-market buy-back	(81,816,534)	(247.4)	(70,433,916)	(215.7)
On-market buy-back			(12,221,111)	(115.4)
ReCAPS conversion			79,282,822	680.6

Balance at the end of the year	1,189,919,434	2,144.2	1,237,160,686	2,068.6

Partly paid ordinary shares
Balance at the start of the year	74,000	—	114,000	—
Conversion to fully paid shares	(53,000)	—	(40,000)	—

Balance at the end of the year	21,000	—	74,000	—

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 27 Contributed equity (continued)

(b) Terms and conditions

(i) Ordinary shares

Ordinary shares entitle the holder to participate in the dividends of the Company and the proceeds on winding up of the Company. Fully paid ordinary shares entitle the holder to one vote, except on a poll, where each share is entitled to one vote. Partly paid shares do not have any voting rights, until fully paid (except with respect to any proposal to vary the rights of these shareholders).

At July 30, 2006, there were 21,000 (2005 74,000) partly paid shares on issue, on which a further $1.99 per share is uncalled.

(ii) Non-redeemable reset convertible preference shares (ReCAPS)

On December 18, 2000, the Company allotted 7,000,000 ReCAPS with an issue price of $100 per share. On July 12, 2005, at the option of the Company, all ReCAPS were converted to ordinary shares. An additional 79,282,822 fully paid ordinary shares were allotted under the terms of the ReCAPS. Shareholders received a preferential, non-cumulative dividend of at least 6.5% per annum until the time of conversion. ReCAPS dividends were paid in priority to any dividends declared on ordinary shares. ReCAPS shareholders were not entitled to vote at any general meetings, except in the following circumstances:

a) on a proposal:

(i) to reduce the share capital of the Company;

(ii) that affected rights attached to the ReCAPS;

(iii) to wind up the Company;

(iv) for the disposal of the whole of the property, business and undertakings of the Company;

b) on a resolution to approve the terms of a buy-back agreement;

c) during a period in which a dividend or part of a dividend on the ReCAPS was in arrears;

d) during the winding up of the Company.

In the event of the winding up of the Company, ReCAPS would have ranked ahead of the ordinary shares.

(iii) Dividend reinvestment plan

The Company has a dividend reinvestment plan under which holders of ordinary shares have previously been able to elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares. The plan has been suspended. All future dividends will be paid in cash.

(iv) Share buy-back

On July 10, 2006 (2005, May 27) the Company purchased and cancelled 81,816,534 (2005 70,433,916) Coles Group Limited fully paid ordinary shares under an off-market buy-back. The shares were acquired at $10.23 (2005 $8.30) per share. The total cost of the off-market buy-back was $838.9 million (2005 $589.0 million), which included $1.9 million of transaction costs (2005 $4.4 million). At balance date $0.7 million of the total transaction costs of $1.9 million were unpaid.

As announced in the Coles Group Share Buy-Back offer document on May 23, 2006 (2005, March 17), all of the Buy-Back Price above $3.00 (2005 $3.00) per ordinary Coles Group Limited share acquired off-market has been treated for taxation purposes as a fully franked dividend. Accordingly, retained profits have been reduced by $591.5 million (2005 $373.3 million) and contributed equity has been reduced by $247.4 million (2005 $215.7 million). In addition, the Company’s dividend franking account has been reduced by $274.8 million (2005 $174.1 million) as a result of the off-market buy-back.

On July 10, 2006 the Company announced its intention to buy back Coles Group Limited fully paid ordinary shares up to the total value of $163.0 million on-market. At January 12, 2007, 5,454,538 Coles Group Limited fully paid ordinary shares had been purchased and cancelled under this program. The shares were acquired at prices ranging from $13.23 per share to $13.48 per share. The total cost of the on-market buy-back at January 12, 2007 was $73.1 million.

On May 23, 2005 the Company announced its intention to buy back up to 15 million Coles Group Limited fully paid ordinary shares on-market. Between June 7, 2005 and July 25, 2004 the Company purchased and cancelled 12,221,111 Coles Group Limited fully paid ordinary shares at prices between $9.18 and $9.63 per share. Contributed equity was reduced by the total cost of $115.4 million.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 28 Reserves

	2006 $m	2005 $m
Equity compensation reserve	19.8	7.6
Foreign currency translation reserve	(7.8)	(0.5)
Cash flow hedge reserve	(8.1)

	3.9	7.1

(a) Movements in reserves
Movements in each class of reserves during the financial year, are set out below:
Equity compensation reserve
Balance at the start of the year	7.6	2.2
Share-based payments option expense	12.2	5.4

Balance at the end of the year	19.8	7.6

Foreign currency translation reserve
Balance at the start of the year	(0.5)
Exchange differences on translation of foreign operations	(7.3)	(0.5)

Balance at the end of the year	(7.8)	(0.5)

Cash flow hedge reserve
Balance at the start of the year
Adjustment on adoption of AASB 132 and AASB 139, net of tax	6.0
Net hedging losses recognized directly in equity	(11.5)
Net hedging gains transferred to financial liabilities	–
Net hedging losses recognized directly in equity for forecast purchases	(8.6)
Income tax on cash flow hedging gains and losses	6.0

Balance at the end of the year	(8.1)

(b) Equity compensation reserve

The equity compensation reserve includes the amortized value of options and performance rights granted to employees.

(c) Foreign currency translation reserve

The foreign currency translation reserve includes foreign currency translation differences on translation of foreign operations post transition to AIFRS. The reserve is recognized in the Income Statement when the net investment is disposed of (note 1(e)).

(d) Cash flow hedge reserve

The hedge reserve recognizes the gains and losses on outstanding cash flow hedges to the extent that they are effective. Amounts are recognized in the Income Statement when the associated hedged transaction affects the Income Statement (note 1(l)(ii)).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 29 Total equity reconciliation

Coles Group – 2006 $m	Contributed equity			Reserves	Retained profits	Total equity
	Ordinary	ReCAPS	Treasury
Balance at the start of the year	2,068.6			7.1	1,339.4	3,415.1
Adjustment on adoption of AASB 132 and AASB 139, net of tax				6.0	(20.7)	(14.7)

Balance at the start of the year – restated	2,068.6			13.1	1,318.7	3,400.4
Total recognized (expense)/income for the year				(21.4)	1,175.8	1,154.4
Exercise of options (note 36)	120.4					120.4
Conversion of partly paid shares	0.1					0.1
Equity settled business acquisitions (note 34)	200.5					200.5
Off-market buy-back	(247.4)					(247.4)
Profits returned to shareholders under the share buy-back					(591.5)	(591.5)
Share-based payments options expense (note 36)				12.2		12.2
Contribution of equity under the Employee Share Plan (note 27)	2.0					2.0
Equity dividends					(453.1)	(453.1)

Balance at the end of the year	2,144.2			3.9	1,449.9	3,598.0

Coles Group – 2005 $m
Balance at the start of the year	1,608.1	680.6	(12.3)	2.2	1,506.2	3,784.8
Total recognized (expense)/income for the year				(0.5)	639.7	639.2
Exercise of options (note 36)	107.9					107.9
Conversion of ReCAPS	680.6	(680.6)
Conversion of partly paid shares	0.1					0.1
Disposal of treasury stock			12.3			12.3
On-market buy-back	(115.4)					(115.4)
Off-market buy-back	(215.7)					(215.7)
Profits returned to shareholders under the share buy-back					(373.3)	(373.3)
Share-based payments options expense (note 36)				5.4		5.4
Contribution of equity under the Employee Share Plan (note 27)	3.0					3.0
Equity dividends					(433.2)	(433.2)

Balance at the end of the year	2,068.6			7.1	1,339.4	3,415.1

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 30 Earnings per share

	2006	2005
(a) Basic earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the Company	43.0 cents	51.8 cents
Profit/(loss) from discontinued operations	50.4 cents	(3.9) cents

Profit attributable to the ordinary equity holders of the Company	93.4 cents	47.9 cents

The profit for the year ended July 30, 2006 was $1,163.6 million. After adjusting for the gain on disposal of Myer of $583.7 million and strategic initiative costs of $207.4 million, the profit for the year would have been $787.3 million. Basic earnings per share would have been 63.2 cents.

The profit for the year ended July 31, 2005 was $637.9 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $57.1 million, the profit for the year would have been $691.5 million. Basic earnings per share would have been 52.3 cents.

(b) Diluted earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the Company	42.6 cents	52.2 cents
Profit/(loss) from discontinued operations	49.8 cents	(3.7) cents

Profit attributable to the ordinary equity holders of the Company	92.4 cents	48.5 cents

(c) Weighted average number of shares (’000s) used as the denominator

Weighted average number of shares used as the denominator in calculating basic earnings per share	1,246,009	1,225,620
Options	12,633	13,155
Partly paid shares	64	86
Contingently issuable shares for acquisition of Pharmacy Direct	208
Preference shares		75,237

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,258,914	1,314,098

(d) Reconciliation of earnings used in calculating earnings per share ($’000s)

(i) Basic earnings per share
Profit from continuing operations attributable to the ordinary equity holders of the Company	536,374	686,100
Dividends on ReCAPS		(50,700)

Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	536,374	635,400
Profit from discontinued operations	627,200	(48,200)

Profit attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	1,163,574	587,200

(ii) Diluted earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	536,374	635,400
Dividends on ReCAPS		50,700

Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	536,374	686,100
Profit/(loss) from discontinued operations	627,200	(48,200)

Profit attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	1,163,574	637,900

(e) Information concerning the classification of securities

(i) Partly paid ordinary shares

Partly paid ordinary shares do not carry the right to participate in dividends until they become fully paid. Amounts called and uncalled on partly paid shares and calls in arrears are treated as the equivalent of options to acquire ordinary shares and are included as potential ordinary shares in the determination of diluted earnings per share.

(ii) Options and performance shares

Options and performance shares are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. They have not been included in the determination of basic earnings per share. Details relating to options and performance shares are set out in note 36.

Included in the weighted average number of shares used in the determination of diluted earnings per share is 5,684,460 instruments that have been exercised or lapsed.

(iii) ReCAPS

Refer to note 27(b)(ii).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 31 Commitments for expenditure

	2006 $m	2005 $m
(a) Capital commitments

Contracted capital expenditure commitments not provided for in this Financial Report, which principally relate to building and fixture contracts for new stores and shopping centers were as follows:
Less than one year	217.9	270.1
Later than one year but not later than five years	41.1	0.7

	259.0	270.8

(b) Operating leases: members of the Coles Group as lessee

Contracted non-cancelable lease expenditure commitments not provided for in this Financial Report were as follows:
Less than one year	949.2	988.0
Later than one year but not later than five years	3,242.6	3,506.7
Later than five years	3,480.6	4,333.9

	7,672.4	8,828.6

The Coles Group leases various office, retail and distribution properties under non-cancelable operating leases. The leases have varying terms, escalation clauses and renewal rights.

(c) Operating leases: members of the Coles Group as lessor for sub-leases

Contracted non-cancelable future minimum lease payments expected to be received in relation to non-cancelable sub-leases not included in this financial report were as follows:
Less than one year	5.3	4.2
Later than one year but not later than five years	10.5	8.5
Later than five years	1.6	4.9

	17.4	17.6

(d) Operating leases: members of the Coles Group as lessor for investment properties

Refer note 16(b) for details.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 32 Segment information

Primary reporting – business segments 2006 $m	Food, Liquor and Fuel	Kmart	Officeworks		Target	Property and unallocated		Total continuing operations	Discontinued operations – Myer/ Megamart	Consolidated
Revenue
Sales	25,812.6	4,000.5	1,228.8		3,170.1			34,212.0	2,486.4	36,698.4
Other operating revenue	72.3	0.6	2.3		0.2	16.4		91.8	42.5	134.3

Total segment revenue	25,884.9	4,001.1	1,231.1		3,170.3	16.4		34,303.8	2,528.9	36,832.7

Segment result	581.9 (1)	63.2 (2)	73.2	(3)	233.7 (4)	(100.0	)(5)	852.0	625.9	1,477.9
Net finance costs										(100.0)

Profit before income tax										1,377.9
Income tax expense										(214.3)

Profit for the year										1,163.6 *

Segment assets	4,789.3	1,177.4	333.9		894.6	1,455.6		8,650.8		8,650.8
Tax assets										484.5

Total assets										9,135.3

Segment liabilities	(2,168.2)	(495.9)	(158.6)		(466.1)	(2,104.5)		(5,393.3)		(5,393.3)
Tax liabilities										(144.0)

Total liabilities										(5,537.3)

Share of profit in joint venture (note 14)						21.9		21.9		21.9
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	942.3	83.2	27.5		71.3	316.1		1,440.4	71.6	1,512.0
Depreciation and amortization expense	298.7	55.2	16.6		46.4	73.0		489.9	34.8	524.7
Write-down to recoverable amounts:
Leasehold improvements (note 15)	(2.5)	(0.4)						(2.9)	(1.8)	(4.7)
Property, plant and equipment (note 15)	(39.3)	(7.4)			(0.2)			(46.9)		(46.9)
Intangible assets (note 18)	(22.6)					(1.5)		(24.1)		(24.1)

Total write-down	(64.4)	(7.8)			(0.2)	(1.5)		(73.9)	(1.8)	(75.7)

Reversal of previous write-downs:
Leasehold improvements (note 15)	0.7	0.5			0.1			1.3	11.6	12.9
Property, plant and equipment (note 15)	3.9	6.1			0.5			10.5	24.7	35.2

Total reversal of previous write-downs	4.6	6.6			0.6			11.8	36.3	48.1

*	The profit for the year was $1,163.6 million. After adjusting for the profit on sale of Myer of $583.7 million (note 5) and strategic initiative costs of $207.4 million (note 4), the profit for the year would have been $787.3 million.

(1)	Includes strategic initiative costs of $214.4 million (note 4) and transformation costs of $19.6 million.

(2)	Includes strategic initiative costs of $12.8 million (note 4).

(3)	Includes strategic initiative costs of $1.7 million (note 4).

(4)	Includes strategic initiative costs of $14.6 million (note 4).

(5)	Includes strategic initiative costs of $51.9 million (note 4).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 32 Segment information (continued)

Primary reporting – business segments 2005 $m	Food, Liquor and Fuel	Kmart	Officeworks	Target	Property and unallocated		Total continuing operations	Discontinued operations – Myer/ Megamart		Consolidated
Revenue
Sales	24,670.0	4,023.3	1,236.3	3,088.6			33,018.2	3,149.6		36,167.8
Other operating revenue	59.3	0.6	1.5		10.5		71.9	51.2		123.1

Total segment revenue	24,729.3	4,023.9	1,237.8	3,088.6	10.5		33,090.1	3,200.8		36,290.9

Segment result	761.1 (1)	89.0 (2)	68.4	218.8	(109.1	)(3)	1,028.2	(68.8	)(4,5)	959.4
Net finance costs										(56.2)

Profit before income tax										903.2
Income tax expense										(265.3)

Profit for the year										637.9 *

Segment assets	4,196.8	1,081.4	321.5	814.2	1,318.5		7,732.4	1,042.4		8,774.8
Tax assets										449.0

Total assets										9,223.8

Segment liabilities	(1,916.0)	(398.0)	(151.7)	(402.5)	(2,188.5)		(5,056.7)	(521.7)		(5,578.4)
Tax liabilities										(230.3)

Total liabilities										(5,808.7)

Share of profit in joint venture (note 14)					37.0		37.0			37.0
Acquisitions of property, plant and equipment, intangibles and other non current segment assets	470.0	62.4	17.4	50.1	462.6		1,062.5	72.2		1,134.7
Depreciation and amortization expense	293.2	52.8	16.6	50.0	52.1		464.7	56.4		521.1
Write-down to recoverable amount:
Freehold property					(8.0)		(8.0)			(8.0)
Leasehold improvements (note 15)	(0.5)	(0.4)		(0.2)	(2.0)		(3.1)	(4.0)		(7.1)
Property, plant and equipment (note 15)	(5.0)	(5.8)		(0.6)	(3.4)		(14.8)	(38.0)		(52.8)
Investment properties (note 16)					(5.8)		(5.8)			(5.8)
Intangible assets (note 18)					(2.4)		(2.4)			(2.4)

Total write-down	(5.5)	(6.2)		(0.8)	(21.6)		(34.1)	(42.0)		(76.1)

Reversal of previous write-downs:
Leasehold improvements (note 15)		0.1		0.4			0.5	0.4		0.9
Property, plant and equipment (note 15)		0.5		1.3			1.8	0.9		2.7

Total reversal of previous write-downs		0.6		1.7			2.3	1.3		3.6

*	The profit for the year was $637.9 million. After adjusting for the Kmart New Zealand onerous lease contract provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $57.1 million (note 5), the profit for the year would have been $691.5 million.

(1)	Includes $22.5 million of transformation costs.

(2)	Includes $3.5 million benefit on re-measurement of the Kmart New Zealand onerous lease provision.

(3)	Includes supply chain transformation costs of $43.2 million.

(4)	Includes $5.0 million of lease surrender income and $5.3 million of costs relating to unredeemed gift vouchers.

(5)	Includes $81.5 million of Megamart divestment costs.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 32 Segment information (continued)

Secondary reporting – geographical segments	Sales to external customers		Segment assets		Acquisition of property, plant and equipment, intangibles and other non current segment assets
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Australia	36,542.0	35,999.3	8,545.2	8,451.6	1,506.4	1,130.6
New Zealand	156.4	168.5	74.8	291.5	3.2	2.1
Other			30.8	31.7	2.4	2.0

	36,698.4	36,167.8	8,650.8	8,774.8	1,512.0	1,134.7

Business segments

The Coles Group operates predominantly in the retail industry and comprises the following main business segments:

(i) Continuing operations

Food, Liquor and Fuel	Retail of grocery, liquor and fuel products

Kmart	Retail of apparel and general merchandise

Officeworks	Retail of office supplies

Target	Retail of apparel and general merchandise

Property and Unallocated	Management of the Coles Group property portfolio and unallocated or corporate functions

(ii) Discontinued operations

Myer	Retail of apparel and general merchandise

Megamart	Retail of furniture and electrical goods

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

The Coles Group’s business segments operate geographically as follows:

Australia	The home country of the parent entity, Coles Group Limited.
The Coles Group undertakes retail operations in all states and territories.

New Zealand	The Coles Group has Kmart retail operations, supplying basically the same ranges of goods as the corresponding business in Australia. These operations are predominantly based in the North Island.

Asia	Branch offices located in China.

Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are principally priced on an arm’s length basis and are eliminated on consolidation.

The Coles Group has certain investments in joint ventures and other associates. Segment disclosures relating to these investments have not been included, as they are not considered to be material.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 33 Auditor’s remuneration

	2006 $’000	2005 $’000
Amounts received or due and receivable by the auditor for:
Audit and review of financial reports	7,046	6,338

Other assurance services
IFRS accounting services		1,184
Acquisitions and divestments	903
Sales certificates under leases	636	452
Advice on accounting standards		251
U.S. regulatory	2,641	1,064
Other	211

	4,391	2,951
Taxation advice	93	91

Total PricewaterhouseCoopers	11,530	9,380

Note 34 Business combinations

(a) Summary of acquisitions

During the year ended July 30, 2006, the acquisitions as set out below were undertaken by the Coles Group.

On March 31, 2006, now.com.au Pty Ltd, a wholly-owned subsidiary of the Coles Group, acquired 100% of the issued capital of Sydney Drug Stores Pty Ltd (trading as Pharmacy Direct) for $56.2 million. Included in the total purchase consideration is $44.3 million which has been settled by way of 4.2 million shares in Coles Group Limited (formerly Coles Myer Ltd.) issued at fair value at the date of acquisition of $10.58 per share; and contingent consideration of $6.6 million also to be settled by way of shares, measured at fair value at the date of acquisition of $10.58 per share. The contingent consideration is dependent on regulatory outcomes. The contingent amount has been recognized in full as deferred consideration (note 20) on the basis that it is considered probable based on the existing regulatory environment, and the amount can be reliably measured. Goodwill recognized on the acquisition was $50.4 million. At the date of this Financial Report, owing largely to the unresolved contingency, the accounting for Sydney Drug Stores Pty Ltd is considered provisional.

On June 14, 2006, Liquorland (Qld.) Pty Ltd, a wholly-owned subsidiary of the Coles Group, acquired 100% of the issued capital of Hedley Hotel Group Pty Ltd and Hedley Hotel Group No. 2 Pty Ltd for $320.5 million. Included in the total purchase consideration is $156.2 million which has been settled by way of 13.7 million shares in Coles Group Limited (formerly Coles Myer Ltd.) issued at fair value at the date of acquisition of $11.44 per share; and deferred consideration of $49.8 million (note 20) also to be settled by way of shares measured at fair value at the date of acquisition of $11.44 per share. Goodwill recognized on the acquisition was $292.1 million. The accounting for Hedley Hotel Group Pty Ltd and Hedley Hotel Group No. 2 Pty Ltd is provisional. Finalization of the acquisition accounting is awaiting resolution of outstanding warranty issues and completion of valuation reports.

On February 20, 2006, Kmart Australia Pty Ltd acquired the service centers located at 92 Shell service stations for $14.8 million. During the year ended July 30, 2006, Coles Group Property Developments Ltd (formerly Coles Myer Property Developments Ltd) acquired a hotel business in New South Wales for a total consideration of $17.4 million. In addition, Liquorland (Qld.) Pty Ltd acquired the net assets of six Queensland hotels for a total consideration of $49.1 million, and other net asset acquisitions of $1.4 million were completed.

During the year ended July 31, 2005, Liquorland (Qld.) Pty Ltd acquired the net assets of seven Queensland hotels and freehold properties for $116.5 million, and other net asset acquisitions of $3.7 million were completed.

The contributions to revenue and profit for the businesses acquired during the year ended July 30, 2006 is not significant to the results of the Coles Group. Further, the revenue and profit which would have been earned by the Coles Group should the results of all acquisitions have been included from the start of the financial year does not vary significantly from that disclosed in the Income Statement for the year ended July 30, 2006.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 34 Business combinations (continued)

	2006 $m	2005 $m
(a) Summary of acquisitions (continued)

Details of the fair value of the assets and liabilities acquired and goodwill are as follows:

Purchase consideration (refer to (b) below):
Cash paid (net of transaction costs)	202.5	120.2
Equity settled consideration	200.5
Deferred equity settled consideration	56.4

Total purchase consideration	459.4	120.2
Fair value of net identifiable assets acquired (refer to (c) below)	(71.3)	(63.3)

Goodwill	388.1	56.9

The goodwill is attributable to the high profitability of the acquired businesses. Liquor licenses, acquired as part of the acquisitions made by Liquorland (Qld.) Pty Ltd, have been recognized as part of goodwill on acquisition. Whilst the liquor licenses meet the definition of separable intangible assets, these assets were not able to be reliably measured separate from the acquired business or premises. The fair value of assets and liabilities acquired are based on discounted cash flow models. No acquisition provisions were created.

(b) Purchase consideration

Net outflow of cash to purchase businesses and controlled entities, net of cash acquired:

Cash consideration, net of transaction costs	(202.5)	(120.2)
Less: Cash acquired	0.6	0.2
Bank overdrafts acquired	(0.6)

Net outflow of cash for purchase of businesses and controlled entities, net of cash acquired	(202.5)	(120.0)

	2006		2005
	Acquirees’ carrying amount $m	Fair value $m	Acquirees’ carrying amount $m	Fair value $m
(c) Assets and liabilities acquired

Cash assets	0.6	0.6	0.2	0.2
Trade and other receivables	5.9	5.9	1.2	1.2
Inventories	31.6	31.6	2.4	2.4
Property, plant and equipment	64.1	64.1	44.0	44.0
Deferred tax assets	3.2	3.2
Goodwill in the books of the acquiree	122.0
Co-branded operating rights		8.2
Gaming licenses	4.8	9.8	22.2	22.2
Bank overdraft	(0.6)	(0.6)
Trade and other payables	(43.1)	(46.1)
Deferred tax liabilities		(5.4)		(6.7)

Net identifiable assets acquired	188.5	71.3	70.0	63.3

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 35 Particulars in relation to controlled entities

Name of entity	Legend
Coles Group Limited (formerly Coles Myer Ltd.)
Bi-Lo Pty. Limited	a(1)
Barrier Investments Pty. Ltd.	a
CMFL Services Ltd	a(1)
Financial Network Card Services Pty. Ltd.	a(1)
CMPQ (CML) Pty Ltd	a(1)
Coles Ansett Travel Pty Ltd (97.5% owned, formerly Coles Myer Ansett Travel Pty. Ltd.)
Coles Group Asia Pty Ltd (formerly Coles Myer Asia Pty Ltd)	a(1)
Coles Group Deposit Services Pty Ltd (formerly Coles Myer Deposit Services Pty Ltd)	a
Coles Group Employee Share Plan Trust (formerly Coles Myer Employee Share Plan Trust)
Coles Group Finance Limited (formerly Coles Myer Finance Limited)
Coles Group Finance (USA) Pty Ltd (formerly Coles Myer Finance (USA) Pty Ltd)	a
Coles Group International Pty Ltd (formerly Coles Myer International Pty Ltd)	a(1)
Coles Group New Zealand Holdings Limited (formerly Coles Myer New Zealand Holdings Limited)	c
CGNZ Finance Limited (formerly CMNZ Finance Limited)	c
Retail Investments Pty Ltd	a(1)
CMNZ Investments Pty Ltd	a(1)
Sanco Insurance Pte. Ltd.	d
Coles Group Supply Chain Pty Ltd (formerly Coles Myer Logistics Pty Ltd)	a(1)
Coles Group Properties Holdings Ltd (formerly Coles Myer Properties Holdings Ltd)	a(1)
Australian Grocery Holdings Pty Ltd	a(1)
Clarkson Shopping Centre Pty Ltd	a(1)
CMPQ (PEN) Pty Ltd	a(1)
CMTI Pty Ltd	a(1)
Coles Group Properties Pty Ltd (formerly Coles Myer Properties Pty Ltd)	a(1)
Coles Melbourne Ltd (formerly Myer Melbourne Ltd)	a(1)
Coles Group Property Developments Ltd (formerly Coles Myer Property Developments Ltd)	a(1)
Coles Properties W.A. Ltd (formerly Myer Properties W.A. Ltd)	a(1)
Fulthom Pty Limited	a(1)
ht (colesgroup) Pty Ltd (formerly ht (colesmyer) Pty Ltd)	a(1)
Morley Shopping Centre Pty Limited	a(1)
Orzo Pty Limited	a(1)
Procurement Online Pty Ltd	a(1)
Tooronga Shopping Centre Pty Ltd	a(1)
Coles Supermarkets Australia Pty Ltd	a(1)
Charlie Carter (Norwest) Pty Ltd	a(1)
Eureka Operations Pty Ltd
Newmart Pty. Ltd.	a(1)
Tooronga Holdings Pty Ltd	a(1)
e.colesgroup Pty Ltd (formerly e.colesmyer Pty Ltd)	a(1)
Coles Retail Group Pty Ltd (formerly colesmyer.com Pty Ltd)	a(1)
e.tailing (coles group) Pty Ltd (formerly e.tailing (colesmyer) Pty Ltd)	a(1)
Coles Online Pty Ltd	a(1)
Direct Fulfilment Group Pty Ltd	a(1)
Liquorland Direct Pty Ltd	a(1)
e.trading (colesgroup) Pty Ltd (formerly e.trading (colesmyer) Pty Ltd)	a(1)
Harris Technology (NZ) Pty Ltd	a(1)
Multimedia Services Pty Ltd	a(1)
now.com.au Pty Ltd	a(1)

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 35 Particulars in relation to controlled entities (continued)

Name of entity	Legend
Sydney Drug Stores Proprietary Limited	a
Pharmacy Direct Pty Limited	a
GBPL Pty Ltd (formerly Grace Bros Pty Ltd)
General Merchandise and Apparel Group Pty Ltd	a(1)
Grocery Holdings Pty Ltd	a(1)
Harris Technology Pty Ltd	a(1)
Kmart Australia Ltd	a(1)
Arana Hills Properties Pty. Limited	a
Tyremaster (Wholesale) Pty Ltd	a(1)
W4K. World 4 Kids Pty Ltd	a(1)
Katies Fashions (Aust.) Pty. Limited	a(1)
G.J. Coles & Coy. Pty Limited	a(1)
Liquorland (Australia) Pty. Ltd.	a(1)
Australian Liquor Group Ltd	a
Knox Liquor Australia Pty Ltd	a
Osmond Hotel Pty Ltd	a
Outfront Liquor Services Pty. Ltd.	a
Guidel Pty Ltd	a
Sorcha Pty Ltd	a
Philip Murphy Melbourne Pty Ltd	a
Philip Murphy Niddrie Pty. Ltd.	a
Philip Murphy Toorak Pty Ltd	a
Philip Murphy Wine & Spirits Pty Ltd	a
Theo’s Liquor Pty Ltd	a(1)
ALW Newco Pty Limited	a(1)
Pacific Liquor Wholesalers Pty Ltd	a(1)
Liquorland (Qld.) Pty Ltd	a(1)
LHG Pty Ltd (formerly Hedley Hotel Group Pty Ltd)
Brian Pty. Ltd.
Fitzgibbons Hotel Pty. Ltd.
Fitzinn Pty. Ltd.
The Grape Management Pty Ltd
Hotel Wickham Investments Pty Ltd
LHG2 Pty Ltd (formerly Hedley Hotel Group No. 2 Pty Ltd)	a
Mycar Automotive Pty Ltd	a(1)
Officeworks Superstores Pty Ltd	a(1)
Officeworks Businessdirect Pty Ltd
Officeworks Superstores N.Z. Limited	c
Viking Direct Pty. Limited	a
Penneys Pty. Limited	a(1)
Price Point Pty. Ltd.
Target Australia Pty. Ltd.	a(1)
Fosseys (Australia) Pty Ltd	a(1)
Tickoth Pty Ltd
Tyremaster Pty Ltd	a(1)
Comnet Pty Ltd	a(1)

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 35 Particulars in relation to controlled entities (continued)

Name of entity	Legend
Controlled entities sold in 2006
Myer Limited	b
The Myer Emporium Limited	b

Except where shown, controlled entities are wholly owned and incorporated or established in Australia. The 2.5% of capital in Coles Ansett Travel Pty Ltd not owned by the Coles Group gives rise to outside equity interests of $NIL. The balance date of all controlled entities, apart from the Coles Group Employee Share Plan Trust (formerly Coles Myer Employee Share Plan Trust), was July 30, 2006. The Income Statement and Balance Sheet of the Coles Group Employee Share Plan Trust for the year ended July 30, 2006 (July 31, 2005) have been included in the results of the Coles Group.

Controlled entities carry on business in their countries of incorporation except Coles Group Asia Pty Ltd (formerly Coles Myer Asia Pty Ltd), which carries on business in China.

Legend

Deed of Cross Guarantee:

a	These companies and Coles Group Limited are party to a new Deed of Cross Guarantee (‘the Deed’) dated July 28, 2006. Under this Deed, each company guarantees the liabilities of all other companies that are party to the Deed. These companies form a Closed Group and are relieved from the requirements to prepare audited financial reports under the Corporations Act 2001 and Australian Securities and Investments Commission accounting and audit relief Class Orders.

(1)	These companies and Coles Group Limited were party to the original Deed of Cross Guarantee dated September 23, 1992. This Deed was revoked on July 28, 2006 by Revocation Deed and replaced with the new Deed as detailed above.

b	These companies and Coles Group Limited were party to the original Deed of Cross Guarantee dated September 23, 1992 and were subject to a Notice of Disposal dated June 2, 2006.

c	Incorporated in New Zealand.

d	Incorporated in Singapore.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 35 Particulars in relation to controlled entities (continued)

The Income Statement and Balance Sheet below represent companies, which are party to the Deed of Cross Guarantee. These companies form a Closed Group, which forms part of the Coles Group. This information is provided in accordance with the requirements of Australian Securities and Investments Commission accounting and audit relief Class Orders.

	2006 $m	2005 $m
Consolidated Income Statement
Profit before income tax expense	794.8	926.3
Income tax expense	(238.1)	(273.8)

Profit from continuing operations	556.7	652.5
Profit/(loss) from discontinued operations	627.2	(48.2)

Profit for the year	1,183.9	604.3

Consolidated Balance Sheet
Current assets
Cash and cash equivalents	281.1	360.9
Trade and other receivables	351.5	247.3
Inventories	2,684.1	3,103.3
Assets classified as held for sale	151.8

Total current assets	3,468.5	3,711.5

Non current assets
Receivables	40.4	60.5
Investments	1,383.5	664.0
Property, plant and equipment	3,079.1	3,448.9
Investment properties	7.6	9.6
Deferred tax assets	460.2	434.2
Intangible assets	1,116.4	703.7
Retirement benefit asset	38.3	17.7

Total non current assets	6,125.5	5,338.6

Total assets	9,594.0	9,050.1

Current liabilities
Trade and other payables	2,917.7	2,869.1
Interest bearing liabilities	3.9
Derivative financial instruments	12.3
Tax liabilities	64.4	122.3
Provisions	742.9	582.4

Total current liabilities	3,741.2	3,573.8

Non current liabilities
Payables	23.0
Interest bearing liabilities	2,142.9	1,939.6
Deferred tax liabilities	98.9	124.9
Provisions	318.8	315.4
Other	127.4	188.0

Total non current liabilities	2,711.0	2,567.9

Total liabilities	6,452.2	6,141.7

Net assets	3,141.8	2,908.4

Equity
Contributed equity	2,157.2	2,083.6
Reserves	11.5	7.6
Retained profits	973.1	817.2

Total equity	3,141.8	2,908.4

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 36 Share-based payments

(a) Coles Group Employee Share Plan (formerly Coles Myer Employee Share Plan)

Coles Group established a general employee share plan, the Coles Group Employee Share Plan (the Plan), and the Coles Group Employee Share Plan Trust (‘the Trust’). The Trust acquired Coles Group fully paid ordinary shares (shares) and then invited eligible employees to purchase them. At Coles Group’s discretion employees who had worked continuously for the Coles Group for 12 months full-time, 12 months part-time, or 24 months casually, were eligible to purchase shares on the following bases:

•	Shares were purchased from the Trust at the average cost of the shares available for sale or such price as determined by the Trust;

•	Employees pay for the shares by applying dividends on the shares and making voluntary payments;

•	No interest is charged on the outstanding purchase price;

•	Employees who left the Coles Group within three years of acquiring shares under the Plan forfeited their shareholding; and

•	A maximum of 20 years is allowed for the purchase price to be paid in full.

The number of shares offered to each employee depended on the employee’s position and performance within the Coles Group. At balance date, the following shares were on issue:

Issue date	Type	Price $	No. of shares offered per employee	No. of employees		Total shares on issue
				2006	2005	2006	2005
May 6, 1994	G	4.93	200 to 2,500	12,783	14,701	7,803,000	8,984,200
June 15, 1995	P	4.78	50 to 2,000	1,123	1,320	226,525	266,125
January 12, 1996	P	4.54	50 to 2,500	1,227	1,472	260,100	311,310
August 14, 1996	P	4.61	100 to 1,100	649	725	236,355	263,795

						8,525,980	9,825,430

G = General issue

P = Performance issue

Price = Average cost (including stamp duty and brokerage) of the shares to the Trust. The market value of Coles Group’s ordinary shares at balance date was $11.70.

Shares on issue to employees are held in trust until the employee loans are settled. Loans receivable from the employees in relation to shares on issue are recognized by the Coles Group as an increase to contributed equity when repaid.

Coles Group Financial Report 2006

Note 36 Share-based payments (continued)

(b) Coles Group Executive Share Option Plans (formerly Coles Myer Executive Share Option Plans)

Coles Group established Executive Share Option Plans, under which options over unissued shares, and over issued shares held by the Trust, may be issued to executives at Coles Group’s discretion. Options are issued for $NIL consideration. Each option is over one share. Options have no voting rights until exercised. The holders of options are entitled to participate in bonus share issues. Where options are issued over shares held by the Trust, the Trust’s consent is required to make the necessary shares available. Details of options granted under the Coles Group Executive Share Option Plans to July 30, 2006 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (page F-67)	Number at July 31, 2005	Number issued during period	Number exercised during period	Number lapsed during period	Number at July 30, 2006	Number vested at July 30, 2006
Dec 98	Oct 05	4.50	1	22,000	—	22,000	—	—	—
Dec 98	Oct 06	4.50	1	22,000	—	22,000	—	—	—
Dec 98	Oct 07	4.50	1	23,000	—	23,000	—	—	—
Aug 01	**	6.21	NIL	1,000,000	—	1,000,000	—	—	—
Sep 01	**	6.28	NIL	600,000	—	300,000	—	300,000	—
Sep 01	**	6.33	3	1,500,000	—	1,000,000	—	500,000	—
Feb 02	Nov 06*	7.66	3	813,000	—	534,000	—	279,000	96,000
Mar 02	Nov 06*	7.66	3	8,538,357	—	5,175,884	168,090	3,194,383	802,400
May 02	Nov 07*	6.44	3	1,500,000	—	1,500,000	—	—	—
Jun 02	Nov 06*	8.32	3	172,000	—	—	—	172,000	86,000
Jun 02	Nov 06*	7.66	NIL	7,045,286	—	3,571,997	86,539	3,386,750	1,628,750
Jul 02	May 07*	8.26	3	320,000	—	60,000	10,000	250,000	180,000
Jul 02	May 07*	8.26	NIL	168,000	—	60,000	—	108,000	66,000
Sep 02	Nov 07*	5.88	3	516,000	—	172,000	—	344,000	—
Dec 02	Nov 07*	6.59	3	216,712	—	106,712	28,000	82,000	14,000
Dec 02	Nov 07*	5.88	3	516,000	—	172,000	—	344,000	—
Dec 02	Nov 07*	6.59	NIL	66,000	—	54,000	—	12,000	—
Feb 03	Nov 07*	6.59	3	282,000	—	60,000	—	222,000	34,000
Feb 03	Nov 07*	6.59	NIL	38,000	—	6,000	18,445	13,555	8,000
May 03	May 08*	6.42	3	620,474	—	205,175	141,299	274,000	84,000
May 03	May 08*	6.42	NIL	105,000	—	50,505	21,495	33,000	15,000
Jun 03	May 08*	6.42	3	510,000	—	192,000	96,000	222,000	30,000
Jun 03	May 08*	6.42	NIL	144,000	—	57,445	32,555	54,000	6,000
Aug 03	Nov 08*	7.28	3	713,699	—	713,699	—	—	—
Aug 03	Nov 08*	7.28	4	142,740	—	129,362	13,378	—	—
Oct 03	Nov 08*	7.26	3	1,013,414	—	349,414	77,890	586,110	124,000
Oct 03	Nov 08*	7.26	NIL	300,000	—	102,500	—	197,500	17,500
Nov 03	**	7.53	7	1,500,000	—	—	—	1,500,000	375,000
Dec 03	Nov 08*	7.12	3	430,000	—	172,000	—	258,000	—
Jan 04	Nov 08*	7.26	3	846,797	—	350,797	68,000	428,000	28,000
Jan 04	Nov 08*	7.26	NIL	270,000	—	94,319	31,681	144,000	36,000
Apr 04	May 09*	7.43	3	440,000	—	93,000	56,712	290,288	83,000
Apr 04	May 09*	7.43	NIL	120,000	—	36,000	18,000	66,000	12,000
Jul 04	May 09*	7.43	3	572,534	—	162,534	92,000	318,000	80,000
Jul 04	May 09*	7.43	NIL	150,000	—	20,000	—	130,000	40,000
Jul 04	Nov 09*	8.43	3	210,000	—	—	—	210,000	42,000
Oct 04	Nov 09	8.92	3	1,050,000	—	38,000	102,000	910,000	172,000
Oct 04	Nov 09	8.94	NIL	120,000	—	—	—	120,000	—
Mar 05	Nov 09	8.94	3	1,250,000	—	38,000	60,000	1,152,000	212,000
Mar 05	Nov 09	8.94	NIL	510,000	—	30,000	138,989	341,011	—

Total				34,377,013	—	16,674,343	1,261,073	16,441,597	4,271,650

Weighted average exercise price				7.42	—	7.22	7.55	7.62	7.74

Coles Group Financial Report 2006

Note 36 Share-based payments (continued)

Details of options granted under the Coles Group Executive Share Option Plans to July 31, 2005 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (page F-67)	Number at July 25, 2004	Number issued during period	Number exercised during period	Number lapsed during period	Number at July 31, 2005	Number vested at July 31, 2005
Dec 98	Oct 05	4.50	1	44,000	—	22,000	—	22,000	22,000
Dec 98	Oct 06	4.50	1	66,000	—	44,000	—	22,000	22,000
Dec 98	Oct 07	4.50	1	85,000	—	62,000	—	23,000	23,000
Apr 00	Jun 07	6.46	2	2,730,000	—	—	2,730,000	—	—
Aug 01	**	6.21	NIL	1,500,000	—	500,000	—	1,000,000	500,000
Sep 01	**	6.28	NIL	1,500,000	—	900,000	—	600,000	—
Sep 01	**	6.33	3	2,500,000	—	1,000,000	—	1,500,000	500,000
Oct 01	Apr 07	4.50	NIL	66,000	—	66,000	—	—	—
Oct 01	Apr 08	4.50	NIL	66,000	—	66,000	—	—	—
Oct 01	Apr 09	4.50	NIL	68,000	—	68,000	—	—	—
Feb 02	Nov 06*	7.66	3	915,000	—	102,000	—	813,000	447,000
Mar 02	Nov 06*	7.66	3	15,428,996	—	5,946,150	944,489	8,538,357	3,311,400
May 02	Nov 07*	6.44	3	2,500,000	—	1,000,000	—	1,500,000	—
Jun 02	Nov 06*	8.32	3	430,000	—	258,000	—	172,000	—
Jun 02	Nov 06*	7.66	NIL	10,730,619	—	3,231,959	453,374	7,045,286	3,159,250
Jul 02	May 07*	8.26	3	400,000	—	80,000	—	320,000	160,000
Jul 02	May 07*	8.26	NIL	258,000	—	76,455	13,545	168,000	72,000
Sep 02	Nov 07*	5.88	3	860,000	—	344,000	—	516,000	—
Dec 02	Nov 07*	6.59	3	440,000	—	80,000	143,288	216,712	56,000
Dec 02	Nov 07*	5.88	3	860,000	—	344,000	—	516,000	—
Dec 02	Nov 07*	6.59	NIL	90,000	—	24,000	—	66,000	12,000
Feb 03	Nov 07*	6.59	3	470,000	—	188,000	—	282,000	—
Feb 03	Nov 07*	6.59	NIL	90,000	—	37,332	14,668	38,000	2,000
May 03	May 08*	6.42	3	1,290,000	—	322,882	346,644	620,474	150,000
May 03	May 08*	6.42	NIL	120,000	—	4,340	10,660	105,000	42,000
Jun 03	May 08*	6.42	3	720,000	—	210,000	—	510,000	78,000
Jun 03	May 08*	6.42	NIL	275,392	—	74,602	56,790	144,000	36,000
Aug 03	Nov 08*	7.28	3	2,500,000	—	—	1,786,301	713,699	—
Aug 03	Nov 08*	7.28	4	500,000	—	—	357,260	142,740	—
Oct 03	Nov 08*	7.26	3	1,483,000	—	—	469,586	1,013,414	—
Oct 03	Nov 08*	7.26	NIL	390,000	—	3,558	86,442	300,000	—
Nov 03	**	7.53	7	1,500,000	—	—	—	1,500,000	—
Dec 03	Nov 08*	7.12	3	430,000	—	—	—	430,000	—
Jan 04	Nov 08*	7.26	3	1,100,000	—	14,000	239,203	846,797	—
Jan 04	Nov 08*	7.26	NIL	420,000	—	12,808	137,192	270,000	—
Apr 04	May 09*	7.43	3	440,000	—	—	—	440,000	—
Apr 04	May 09*	7.43	NIL	120,000	—	—	—	120,000	—
Jul 04	May 09*	7.43	3	770,000	—	—	197,466	572,534	—
Jul 04	May 09*	7.43	NIL	180,000	—	259	29,741	150,000	—
Jul 04	Nov 09*	8.43	3	210,000	—	—	—	210,000	—
Oct 04	Nov 09	8.92	3	—	1,050,000	—	—	1,050,000	—
Oct 04	Nov 09	8.94	NIL	—	120,000	—	—	120,000	—
Mar 05	Nov 09	8.94	3	—	1,250,000	—	—	1,250,000	—
Mar 05	Nov 09	8.94	NIL	—	510,000	—	—	510,000	—

Total				54,546,007	2,930,000	15,082,345	8,016,649	34,377,013	8,592,650

Weighted average exercise price				7.21	8.94	7.15	7.01	7.42	7.44

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 36 Share-based payments (continued)

(b) Coles Group Executive Share Option Plans (continued)

(i) Key to tables on pages F-62 to F-63.

*	Expiry date is shown as the expected month only. The actual last exercise date is 60 days after the announcement of the results of the Coles Group.

**	Cessation of employment + 1 year.

(c) Coles Myer Senior Executive Performance Share Plan

Coles Group has established a Senior Executive Performance Share Plan. A performance share is a right to acquire an ordinary share in Coles Group for no consideration. Performance shares are issued for $NIL consideration. Performance shares have no voting rights until vested. The holders of performance shares are entitled to participate in bonus share issues.

Details of performance shares granted under the Senior Executive Performance Share Plan to July 30, 2006 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (page F-67)	Number at July 31, 2005	Number issued during period	Number exercised during period	Number lapsed during period	Number at July 30, 2006(1)
Jan 05	Sep 07	NIL	6	819,000	—	3,350	42,138	773,512
Jun 05	Sep 07	NIL	6	597,925	—	—	30,721	567,204
Nov 05	Sep 08	NIL	6	—	170,000	—	—	170,000
Dec 05	Sep 08	NIL	6	—	1,629,200	—	221,263	1,407,937
Dec 05	Sep 08	NIL	6	—	36,000	—	—	36,000
Dec 05	Sep 09	NIL	8	—	22,000	—	—	22,000
Dec 05	Sep 10	NIL	9	—	22,000	—	—	22,000
Apr 06	Sep 08	NIL	6	—	78,000	—	4,000	74,000
Jul 06	Sep 08	NIL	6	—	7,500	—	—	7,500

Total				1,416,925	1,964,700	3,350	298,122	3,080,153

(1)	No performance shares were vested at balance date.

Details of performance shares granted under the Senior Executive Performance Share Plan to July 31, 2005 are:

Date of grant	Expiry date	Exercise price $	Hurdle conditions (page F-67)	Number at July 25, 2004	Number issued during period	Number exercised during period	Number lapsed during period	Number at July 31, 2005(1)
Jan 05	Sep 07	NIL	6	—	819,000	—	—	819,000
Jun 05	Sep 07	NIL	6	—	597,925	—	—	597,925

Total				—	1,416,925	—	—	1,416,925

(1)	No performance shares were vested at balance date.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 36 Share-based payments (continued)

Exercise date (1)	Fair value of shares at issue date(1) $	2006 Number	2005 Number
(d) Options and performance shares exercised during the financial year
August 2004	8.77		169,200
September 2004	9.37		1,456,860
October 2004	9.26		4,919,538
November 2004	9.84		3,020,968
December 2004	9.75		2,056,349
January 2005	9.68		912,267
February 2005	9.47		83,444
March 2005	9.71		1,408,689
April 2005	9.28		247,473
May 2005	8.98		80,820
June 2005	9.46		219,452
July 2005	9.47		507,285
August 2005	9.74	754,936
September 2005	10.24	3,967,752
October 2005	9.93	2,979,809
November 2005	10.01	1,451,530
December 2005	10.05	451,200
January 2006	10.53	1,227,211
February 2006	10.11	162,100
March 2006	10.52	1,152,270
April 2006	10.85	1,699,134
May 2006	11.19	331,600
June 2006	11.41	1,056,875
July 2006	10.70	1,439,926

Total		16,674,343	15,082,345

(1)	Exercise dates are grouped by month, and the fair value of the shares at issue date is based on the weighted average of fair values on each issue date for that month.

Aggregate proceeds received by Coles Group from employees on the exercise of options over unissued shares were $120,372,463 (2005 $107,893,543), and the fair value of those shares at issue date was $174,375,296 (2005 $143,682,286).

At September 21, 2006, 1,018,566 options have been exercised and 372,100 options have lapsed.

(e) Expenses arising from share-based payments transactions

Total expenses arising from share-based payment transactions recognized during the period as part of employee benefit expense were as follows:

	2006 $’000	2005 $’000
Share option plan	6,981	4,455
Performance share plan	5,252	895

	12,233	5,350

The total share-based payments expense of $12.2 million (2005 $5.4 million) for the Coles Group includes $4.7 million (2005 $0.5 million) related to discontinued operations. Whilst the equity instruments are issued by Coles Group, where the employee services are provided to other entities within the Group the expenses are transferred accordingly.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 36 Share-based payments (continued)

(i) Fair value of options and performance shares granted:

Where options and performance shares are subject to performance hurdle conditions, these conditions include total shareholder return (TSR) and earnings per share growth (EPSG) metrics. Where the vesting of options is subject to performance hurdles, in general, either the TSR or EPSG hurdle must be satisfied. For performance shares, 50% of the shares are subject to TSR and 50% are subject to EPSG.

The fair value of options has been determined using the Black-Scholes pricing model. Where options are subject to performance conditions, a 50% probability has been applied to the Black-Scholes valuation. The fair value of performance shares has been determined using the Monte-Carlo pricing model, which incorporates market based performance conditions such as TSR. Details in relation to the fair value of performance shares and options granted, and the assumptions that have been included in the valuations are included below:

	Weighted average
	2006	2005
Fair value of performance shares subject to TSR ($)	5.22	2.58
Fair value of performance shares subject to EPSG ($)	9.20	8.62
Fair value of options ($)		2.00
Risk free rate (%)	5.3	5.3
Expected volatility (%)	18.0	21.7
Expected dividend yield (%)	3.3	3.5
Expected life of equity instrument (months)	33	37

The expected volatility is based on Coles Group’s historical share price volatility. The risk free rate is the yield at grant date on Australian Government Securities of appropriate term. The dividend yield is based on the recent dividend history of Coles Group.

(ii) Modifications to the terms and conditions of options and performance shares:

At inception of the Senior Executive Performance Share Plan, the EPSG hurdle was set such that the compound annual growth rate must equal or exceed 12.5% for a three year period. This hurdle has been modified (refer notes 37 and 42). This change had no impact on the fair value of performance shares granted.

As an outcome of the disposal of the Myer business, options held by the Managing Director of Myer were modified. At the discretion of the Directors, the TSR and EPSG hurdles were waived and one million options were allowed to vest as part of a termination entitlement. The removal of these hurdles resulted in an additional non-cash charge of $2.8 million, which has been included in the gain on sale of the Myer business.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 36 Share-based payments (continued)

The performance hurdle conditions attaching to each tranche of options are as follows:

1	Net profit for the Coles Group must exceed specified targets set for any one of the financial years ended July 2000, 2001 and 2002; or

TSR over any one of the periods October 16, 1998 to October 15, 2000, October 15, 2001 or October 15, 2002 must equal or exceed the median return over the same period of a set list of top 100 industrial companies listed on the Australian Stock Exchange (ASX).

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

6	50% of the performance shares issued to individuals are subject to TSR. TSR for the three financial years from the year of grant must exceed the median return of a list of the top 50 industrial companies.

50% of the performance shares are subject to EPSG. EPSG expressed as a compound annual growth rate must equal or exceed 12.5% for the three financial years from the year of grant, when compared with the earnings per share achieved for the year preceding the test period. This hurdle has been modified (refer notes 37 and 42).

7	When originally granted, these options were subject to the performance hurdle conditions described in footnote 5. During 2005, these hurdles were changed to those described in 6, however, the test period is the three years ending July 30, 2006.

8	The conditions associated with these performance shares are per 6, with the exception of the test period, which is for the three years ending July 26, 2009.

9	The conditions associated with these performance shares are per 6, with the exception of the test period which is for the three years ending July 25, 2010.

The Directors have discretion to disregard any changes in net profit, TSR or EPSG due to an anomaly, distortion or other event which is not directly related to the financial performance of any company or entity, or which would lead to an incorrect comparison.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures

In accordance with the remuneration reporting requirements of the Corporations Act 2001 and Accounting Standard AASB 124 Related Party Disclosures, this Note details the remuneration arrangements for the Consolidated Entity’s Key Management Personnel (KMP).

In accordance with the requirements of AASB 124, KMP include:

•	The Chairman and Non-executive Directors of Coles Group Limited;

•	Mr John Fletcher, the Managing Director and Chief Executive Officer of Coles Group Limited; and

•	Those executives who have the authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity. In identifying executives for inclusion in the group of KMP, consideration was given to the following additional criteria: the relative size of the business managed by the individual with relative size assessed on the basis of sales and/or a contribution to the consolidated result, the relative degree of decision making authority or autonomy inherent in an individual’s role and the extent to which the individual’s performance was visible to external stakeholders.

(a) Directors

The following persons were Directors of Coles Group Limited during the financial year:

Chairman – Non-executive

Rick Allert

Executive Director

John Fletcher

Non-executive Directors

Patty Akopiantz

Keith Barton

Bill Gurry

Tony Hodgson

Belinda Hutchinson (appointed September 23, 2005)

Sandra McPhee

Martyn Myer (retired November 20, 2006)

Michael Wemms

(b) Other key management personnel

The following persons also had responsibility for planning, directing and controlling the activities of the Coles Group, directly or indirectly during the financial year ended July 30, 2006 and the financial year ended July 31, 2005:

Larry Davis	Managing Director, Target (until February 14, 2005)
Managing Director, Kmart (appointed February 15, 2005)

Tim Hammon	Chief Officer, Corporate and Property Services

Launa Inman	Managing Director, Target (appointed February 14, 2005)

Fraser MacKenzie	Chief Financial Officer

Dawn Robertson	Managing Director, Myer (until May 31, 2006)

Hani Zayadi	Managing Director, Kmart (until December 22, 2004)
Group Managing Director, Food, Liquor and Fuel (appointed December 22, 2004 until March 20, 2006)

Former key management personnel

Steven Cain	Group Managing Director, Food, Liquor and Fuel (until December 22, 2004)

Mark Leibler	Non-executive Director (retired November 18, 2004)

(c) Key management personnel remuneration

	2006 $	2005 $
Short-term employee benefits	17,599,181	18,197,361
Post-employment benefits	821,547	520,468
Termination benefits	4,495,201	2,362,384
Share-based payments	5,180,754	1,896,377

	28,096,683	22,976,590

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(i) Principles applied in the determination of remuneration generally

The Nomination and Remuneration Committee

(the Committee)

The Committee plays a key role in setting the Coles Group’s remuneration framework and policy and in the determination of remuneration amounts paid to KMP. The Committee is responsible for:

•	advising the Board on matters concerning the appointment of new Directors and the CEO;

•	advising the Board on general matters of succession planning;

•	annually reviewing independent expert advice on the level of remuneration paid to the CEO and for reporting to the Board accordingly;

•	annually reviewing and advising the Board on the components of remuneration of those executives who report directly to the CEO;

•	reviewing management’s recommendations in relation to the Coles Group’s remuneration framework generally and specifically in relation to the linking of remuneration to performance; and

•	reviewing the remuneration report.

The Committee comprises at least three Non-executive Directors, with the Committee’s Chairman appointed by the Board. The Committee meets at least three times per year and other Directors, not being members of the Committee, may attend meetings. Other Coles executives and/or parties external to the Coles Group may attend at the invitation of the Chairman of the Committee. The following independent Non-executive Directors were members of the Committee during 2006: Rick Allert (Chair), Keith Barton, Bill Gurry, Belinda Hutchinson and Sandra McPhee.

During the 2006 financial year the Committee received independent expert advice from Mercer Human Resources on the level of remuneration paid to KMP. Ernst & Young was also retained to provide advice on how the Coles Group’s LTI program could be best structured and operated in the coming years so as to remain consistent with market trends and deliver sustained increases in shareholder value over the longer term.

Amongst others, key activities undertaken by the Committee during the year which had a significant impact on remuneration outcomes, included:

•	reviewing the calculation of STI entitlements in relation to the 2005 financial year, and thereafter authorizing the payment of those entitlements;

•	authorizing the adoption of the LTI entitlement program for 2006; and

•	consideration of appropriate succession planning strategies in relation to roles occupied by the executive leadership team.

Subsequent to the end of the 2006 financial year, the Board decided to separate this Committee into a Nomination Committee and a Remuneration Committee.

Coles Group’s KMP remuneration framework and policy

The overriding objective of Coles Group’s KMP remuneration framework is to enable Coles Group to attract, retain and motivate top quality individuals and to ensure reward for performance is competitive and appropriate given the results generated. In particular the framework aligns executive remuneration with the achievement of strategic objectives and the creation of value for shareholders. The Board ensures that KMP remuneration satisfies the following key criteria for good remuneration governance practices:

•	competitiveness and reasonableness relative to market;

•	performance linkage and alignment of executive remuneration to outcomes which create shareholder value; and

•	transparency.

The KMP remuneration framework provides a mix of fixed and variable remuneration components. Variable remuneration components are at risk and take the form of short-term cash incentives and long-term equity based rewards. The provision of fixed and at risk remuneration components is expected to generate a market competitive remuneration outcome that aligns remuneration to:

•	Shareholder interests by:

•	the inclusion of financial measures such as profit and earnings targets as a core component of short and long-term incentive programs

•	focusing on sustained growth in shareholder wealth and the extent to which that growth is comparable to the growth achieved by other significant Australian industrial companies

•	attracting and retaining high caliber executives

•	acknowledging and rewarding behavior which is consistent with the Coles Group’s values and behaviors

•	KMP’s interests by:

•	rewarding capability and performance

•	providing a clear structure for earning remuneration

•	incentivising them to appropriately manage their teams to generate shareholder value.

(ii) Group performance and the link with remuneration

The adoption of an appropriate remuneration framework incentivises KMP to work towards the creation of shareholder value. Over the past five years, the success of offering incentives to KMP has generated outcomes which are consistent with an increase in shareholder value including:

•	a share price, which stood at $11.70 at July 28, 2006 – this price represents an increase of $6.30 or 92% relative to the price as at August 1, 2001 and compares favorably to the 39% average share price increase in ASX top fifty companies over the same time frame;

•	a $454 million increase in underlying net profit after tax from $333 million in 2001 to $787 million in 2006 – underlying profit after tax has more than doubled over the 5 year period;

•	a sustained increase in earnings per share;

•	the return of more than $1.5 billion to shareholders through share buy-backs, and dividends have increased; and

•	the divestment of Myer for $1.4 billion during 2006.

As detailed in note 37(c)(iv), the quantum of short-term cash and long-term equity incentives actually received by each individual key management person is dependant, to varying degrees, on both financial and other non-financial measures of performance. In turn, the incentive, if any, actually received by an individual is dependent on the degree of success achieved each year. Year on year improvement in a performance measure in itself does not necessarily result in the payment of a cash reward or the issue of equity to an individual. However, improvement above a minimum level does result in individuals obtaining entitlements to cash and/or equity rewards. Underlying net profit after tax, being an indicator of Coles Group performance, is one measure that is used to determine whether KMP are entitled to an annual cash incentive. Earnings per share is a Coles Group performance measure used to determine whether KMP are entitled to equity incentives.

Over the last five years, actual increases in underlying net profit after tax have been sufficient to mean that cash incentive amounts referable to that particular performance measure have generally been payable. Similarly, over that period sufficient increases in earnings per share have generally resulted in equity-based incentives in the form of options vesting in favor of KMP.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(iii) Non-executive Director remuneration

The Committee is responsible for reviewing the level of Non-executive Director fees. When undertaking this review and prior to making a recommendation to the Board as to appropriate fee levels, the Committee considers:

•	the Company’s existing remuneration policies;

•	independent professional advice;

•	fees paid by companies of comparable size and complexity;

•	the general time commitment required from Non-executive Directors and the risks associated with discharging the duties attaching to the role of Director; and

•	the level of remuneration necessary to attract and retain Directors of a suitable caliber.

After considering the Committee’s recommendation, Non-executive Director fees, including committee fees, are then set by the Board within the maximum aggregate amount of $2 million (2005 $1.5 million) last approved by shareholders in November 2005. In accordance with Coles Group’s constitution, superannuation contributions and retirement benefits are not taken into account for the purposes of the maximum aggregate Non-executive Director remuneration approved by shareholders. Table 1 sets out the remuneration levels applicable to the roles undertaken by Non-executive Directors.

The Board has determined that Non-executive Directors’ fees will be increased annually in accordance with increases in the Consumer Price Index (All Groups). In addition, the Board also undertakes to periodically review Non-executive Director fees to ensure they remain consistent with general fee levels paid by comparable companies. As a result of a market review during the year, base fees for Non-executive Directors increased to $160,000 and the Chairman’s fee increased to $480,000. These fee increases became effective on May 1, 2006. The Board will continue to review its approach to Non-executive Director remuneration to ensure it remains in line with general industry practice.

In addition, Non-executive Directors are reimbursed for business related travel costs and they receive an annual expense allowance of $5,825 (2005 $5,825) to cover costs incurred in maintaining a home office such as telephone, stationery and computer costs.

No element of a Non-executive Director’s remuneration is performance related or at risk. The Board believes that the absence of at risk remuneration components from the Non-executive Director remuneration structure enhances the strength of the Board’s independence and its ability to objectively consider corporate governance issues and other commercial matters.

Retirement benefits

The Company ceased to offer retirement benefits to Non-executive Directors on March 27, 2003. However, Non-executive Directors who were appointed prior to March 27, 2003 retained their contractual entitlement to a retirement benefit. Their contracts provided for a retirement benefit equal to the aggregate of remuneration received by the particular Director over the last three years of service plus 5% of that amount for each year of service in excess of three years, but not exceeding 15 years, with any benefit paid on retirement, termination or death being reduced by the amount of any superannuation benefit received. On November 18, 2005 those Directors who were contractually entitled to a retirement benefit agreed to have their benefit frozen at that date in exchange for having their base fee increased to the same level as the fee payable to Non-executive Directors who were not entitled to a retirement benefit. Accrued retirement benefits are set out in Table 2. The benefits shown are net of superannuation benefits payable.

Table 1 – Directors’ base fees (inclusive of superannuation entitlements)

	Board		Audit and Risk Committee		Nomination and Remuneration Committee		Corporate and Social Responsibility Committee
	Chairman(2) $	Member $	Chairman $	Member $	Chairman $	Member $	Chairman $	Member $
2006 Fee(1)	480,000	160,000	40,000	20,000	20,000	10,000	10,200	5,100
2005 Fee	337,900	149,800	30,700	10,200	10,200	5,100	10,200	5,100

(1)	Up until November 18, 2005, Directors who were appointed prior to March 27, 2003 received lower annual fees of $112,600 (exclusive of superannuation) to reflect their entitlement to retirement benefits. From November 18, 2005, the retirement benefits of these particular Directors were frozen and all Directors now receive fees on the same scale.

(2)	The Chairman does not receive additional fees for serving on Board committees.

Table 2 – Accrued retirement benefits at year end

Non-executive Directors entitled to retirement benefits	Years of service	Accrued retirement benefit
		2006 $	2005 $
Rick Allert (Chairman)	10	1,140,436	1,078,619
Patty Akopiantz	4	324,196	315,232
Bill Gurry	5	319,769	322,469
Martyn Myer	9	374,114	370,287

Total		2,158,515	2,086,607

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(iv) Managing Director and Chief Executive Officer and other Key Management Personnel remuneration

The remuneration of KMP (other than Non-executive Directors) comprises both fixed and at risk remuneration components. Further, KMP may be entitled to a retirement benefit on completion of their service to the Coles Group pursuant to the terms of their employment contract or otherwise at the discretion of the Board. Each remuneration component is further detailed below.

Total fixed remuneration (TFR)

The fixed component of remuneration comprises a base salary amount. Base salary is determined on an individual basis and does not vary over the course of a year. A salary packaging approach is followed whereby base salary may be taken in the form of cash, superannuation contributions, non–monetary fringe benefits (including up to two motor vehicles) and other benefits. All KMP remuneration is governed by the same salary packaging policy.

Base salary amounts are reviewed annually with revisions to amounts payable taking into account, amongst other things, individual performance during the previous year, changes in the size and scope of the role occupied by the specific executive and the continued significance of the role to the Coles Group. There are no guaranteed increases in TFR.

At risk remuneration

The at risk remuneration component comprises both short-term and long-term incentive components. These are intended to remunerate relevant KMP for increasing shareholder value via the achievement of financial targets and the implementation of appropriate business strategies. Such strategies include business acquisition and divestment plans, new property acquisitions to enable development of new stores in key geographic areas and capital management initiatives.

Short-term incentives (STI)

The STI program is available to KMP (excluding Non-executive Directors), and involves linking specific annual financial and non–financial performance measures with the opportunity to earn cash amounts based on a percentage of TFR. The STI program is designed to reward executives for the successful achievement of specified levels of individual, business unit or Brand and Coles Group performance over the financial year.

STI performance measures are determined annually by the Board to reflect the strategic business objectives of the Coles Group. The Board takes advice from the CEO in relation to the STI performance measures applicable to the CEO’s direct reports. The Board also takes advice from independent, external advisers on the level of remuneration that is potentially available to the CEO and the CEO’s direct reports under the STI program. The STI amounts payable vary depending on the degree of achievement – performance above a threshold level is required before any STI is payable. Table 3 summarizes the criteria entering into the calculation of each executive’s potential 2006 STI entitlement and the percentage of each executive’s TFR that was available if various performance levels were achieved.

STI performance criteria

A summary of each STI performance criteria and the methods used to assess whether the performance criteria is satisfied are set out below. These criteria have been adopted because they directly align KMP remuneration outcomes to the delivery of increases in shareholder value.

•	Underlying NPAT, managed brand’s underlying EBIT, CSSG and ROI.

Table 3 – STI performance criteria

KMP	STI performance criteria applicable to the calculation of each KMP’s STI							STI potential as a percentage of total fixed remuneration (assuming all criteria are met at the relevant level)
	NPAT	Managed brands		ROI	People	Customer	Other	Threshold	Target	Stretch
		EBIT	CSSG
J. Fletcher	•		•	•	•	•		39%	66%	120%
H. Zayadi	•	•	•		•	•		33%	55%	100%
D. Robertson(1)	•	•	•		•	•	•	26%	44%	80%
L. Davis	•	•	•		•	•		26%	44%	80%
T. Hammon	•				•		•	26%	44%	80%
F. MacKenzie	•			•	•		•	25%	50%	100%
L. Inman	•	•	•		•	•		26%	44%	80%

(1)	As set out in the summary of Ms Robertson’s employment contract in note 37(c)(v), Ms Robertson’s 2006 STI contained special terms that specifically related to the completion of the divestment of Myer. In the event that her 2006 STI, as calculated by reference to the criteria and percentages above, was less than 60% of her total fixed remuneration, then an STI equivalent to 60% of Ms Robertson’s total fixed remuneration was payable irrespective of whether the divestment was or was not completed during the 2006 financial year.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

Underlying NPAT is a Coles Group performance measure calculated after excluding certain non-recurring items of income and expenditure. Managed brand’s underlying EBIT and underlying CSSG are brand specific performance measures that are used to assess the performance of those KMP who have responsibility for managing a Coles Group brand. Underlying EBIT is calculated after excluding certain non-recurring items of income and expenditure from a brand’s result. Underlying CSSG compares relative sales levels on a like-for-like basis between years after adjusting for such things as store closures, new store openings and temporary store closures due to refurbishments and other reasons.

ROI is a Coles Group performance measure calculated by dividing the Coles Group’s underlying EBIT by average net assets employed.

The performance criteria described above are calculated via reference to the figures appearing in the Company’s Annual Report and in management reports prepared for internal purposes. These particular financial performance criteria were chosen in favor of others on the basis that they are readily and objectively determinable, they are capable of being independently verified and because an increase in each is likely to most directly correlate to an increase in shareholder value via an increase in share price and/or an increased capacity to pay dividends in the future. For these reasons, STI potential is generally weighted more heavily towards financial outcomes.

•	Customer

The Customer performance criteria is a brand specific performance measure. Performance is assessed based on the results arising from customer surveys and the degree of loyalty customers exhibit to a particular brand as a place to shop. An external third party conducts the survey and the degree of customer loyalty is assessed on a five-point scale. Achievement of a specified level of improvement in customer loyalty relative to the prior year results in an STI entitlement.

•	People

The People performance measure is used to assess the extent to which an individual executive behaves in a manner consistent with the Coles Group’s values and behaviors. At the core of the Coles Group’s value and behaviors framework is an expectation that all individuals will focus on delighting our customers, being the best team and growing shareholder value. A 360-degree feedback process is undertaken in July of each year to assess the extent to which individual executives adhere to Coles Group’s values and behaviors. This process involves obtaining feedback on a particular executive from a range of parties including the executive’s peers and direct reports, the CEO and the Board.

•	Other

Other performance criteria are adopted which are specific to the nature of each executive’s role. Such other performance criteria can be linked to cost control targets, the acquisition of new store sites, the delivery of critical strategic business objectives and to an increase in earnings per share.

STI performance assessment

The Board makes an assessment after the conclusion of the financial year in order to determine whether the individual performance of the CEO and each of the CEO’s direct reports results in an entitlement to an STI, and if so whether their performance entitles them to a threshold, target or stretch STI amount. STI amounts are ordinarily only payable if an executive occupies an eligible position as at the conclusion of each financial year and pro-rata entitlements are ordinarily not payable if an executive leaves the Coles Group prior to this date. However, the Board does have discretion to negotiate alternate outcomes in the event of an executive’s termination. When payable, STI are calculated via reference to each individual executive’s TFR, determined as at the end of the financial year.

Long-term incentives (LTI)

LTI are provided via the Senior Executive Performance Share Plan (SEPSP) and the Senior Executive Option Plan (SEOP). LTI are provided in addition to STI in order to motivate executives to adopt strategies and to make decisions which have a positive and enduring impact on the drivers of shareholder value over the longer term.

Senior Executive Performance Share Plan (SEPSP)

The SEPSP, approved by shareholders at the 2004 Annual General Meeting, is designed to link long-term executive remuneration with the growth in shareholder value. It is also designed to facilitate the retention of strategically important senior executives.

The SEPSP provides for annual grants of performance shares to executives. A performance share is a right to acquire an ordinary share in the Company for no consideration.

The number of performance shares granted to each executive is calculated by reference to the level of responsibility of the executive and the market value of the Company’s share price at the start of each financial year.

Subject to performance hurdles being met, performance shares may vest at the end of the testing period. The testing period is a three-year period commencing on the first day of the financial year of the grant. If the performance hurdles are not met at the end of the testing period the performance shares will lapse.

If the performance hurdles are met, then the Company will issue or transfer ordinary shares to the executive. The Company currently intends to undertake on-market share purchases and to subsequently transfer the shares acquired to eligible executives so as to ensure there is no dilution of existing shareholder interests as a result of the operation of the performance share plan. Once transferred to eligible executives, the shares must then be held by the executive for a period of 12 months following which they will be free to deal with the shares. There are two performance hurdles applicable to the performance shares, namely relative total shareholder return (TSR) and underlying earnings per share (EPS) growth. Each hurdle applies to 50% of the performance shares granted to each participant. For 100% of an executive’s performance shares to vest, both the TSR and EPS hurdles must be satisfied to the maximum extent.

TSR measures changes in the market value of the Company’s shares over a three-year test period. In the calculation of the market value of shares, dividends are notionally re-invested. TSR was chosen as a performance measure because it:

•	ensures an alignment between the return to shareholders and executive remuneration;

•	provides a comparative, externally focused performance benchmark with which to measure the Coles Group’s performance relative to those companies with which the Group competes for capital, customers and talent; and

•	is a performance measure widely used in long-term incentive plans adopted by comparable Australian companies.

TSR performance is compared with the TSR performance of the largest 50 industrial companies in the S&P/ASX Top 100 index over discrete three-year periods. Calculation of TSR is undertaken independently by Mercer Consulting Group or Link Market Services.

EPS is a measure of earnings or profits that accrue to each shareholder and is calculated by dividing the Coles Group’s underlying net profit after tax by the weighted average number of shares on issue during the year. An underlying profit figure is used and reflects reported profit after tax excluding certain non-recurring items of income and expenditure.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

Table 4 – TSR vesting schedule

TSR Target	% of TSR performance shares that vest
TSR below 51st percentile	Nil
TSR between 51st and 74th percentile (inclusive)	Progressive vesting on a straight-line basis from 50% to 99%
TSR at or above 75th percentile	100%

EPS was chosen as a performance measure because it:

•	is a fundamental indicator of financial performance, both internally and externally; and

•	links directly to the Coles Group’s long-term objective of growing earnings.

EPS performance is assessed at the end of each discrete three-year period. Performance shares vest if the EPS over the three year period exceeds target EPS.

The TSR and EPS vesting schedules are set out in Tables 4-6. Prior to vesting, performance shares carry no voting or dividend rights.

Performance share vesting schedules

Performance shares subject to the TSR performance hurdle (TSR performance shares) will vest in accordance with Table 4.

During the 2006 financial year, the Board undertook a review of the EPS performance hurdle to ensure that it remained market competitive and provided an appropriate and meaningful incentive to senior executives to improve shareholder wealth. The hurdles applicable to the SEOP, determined in 2001, were adopted in the creation of the SEPSP in 2004. In 2001 the Coles Group had just reported an underlying net profit of $333 million and announced a five-year turnaround strategy. As the strategy was drawing to a conclusion and its financial goals had been largely achieved, the Board considered that the scope for further compound double-digit increases in EPS growth had diminished and that a review of the EPS hurdles applicable to SEPSP (but not the SEOP) was required. As a result of the review, which considered the LTI programs of other comparable companies, and for SEPSP purposes only, the Board approved a new vesting schedule that included modified, more progressive EPS hurdles.

The Board considered that these new hurdles, whilst difficult to achieve, provide senior management with a more reasonable degree of incentive potential than would have been the case had the pre-existing hurdles continued to be applied. The amended EPS vesting schedule, as set out in Table 5, was applicable when determining whether EPS performance hurdles had been met in the third test year in relation to performance shares issued in the 2005 financial year and in the second and third test years in relation to performance shares issued in the 2006 financial year. The amended vesting schedule was also applicable in determining whether performance shares issued in the 2007 financial year and subsequent financial years would vest. The pre-existing vesting schedule, as set out in Table 6, was to remain applicable for the purposes of determining whether EPS performance hurdles had been met in the first and second test years in relation to performance shares issued during the 2005 financial year and the first test year in relation to performance shares issued during the 2006 financial year.

In November 2006, the Board announced that it had further revised the EPS vesting schedule of the SEPSP to reflect the financial guidance provided to the market on September 21, 2006 in relation to the Company’s new strategic initiatives (refer note 4). Details of these changes are set out in note 42.

If a participant ceases to be employed due to death, disability, retrenchment or retirement prior to the three-year testing date, pro-rata vesting will occur, subject to performance hurdles being met. In this situation the performance hurdles will be tested at the next half or full financial year end following cessation of employment.

Senior Executive Option Plan (SEOP)

Prior to the introduction of the SEPSP, the Company operated the SEOP. The SEOP provided for market priced options to be issued to senior executives. The SEOP has now been replaced by the SEPSP. However, as some options granted under the SEOP still remain on issue (including those granted to the CEO), a brief description of the SEOP is set out below.

Subject to performance hurdles being met and the payment of the relevant exercise price, an option confers a right in favor of the executive to purchase ordinary shares in the Company. The exercise price of each option is determined via reference to the weighted average market price of the Company’s shares, as quoted on the ASX, during the 10 trading days prior to the day on which the option is issued.

Executives generally received one grant of options, which, subject to performance hurdles being met, vests progressively over a five-year period. Supplementary grants were given to executives who were promoted. In general there is no vesting during the first two years post issue. After two years, 40% of the options granted may vest, followed by 20% for each of the next three years.

Table 5 – The amended EPS vesting schedule (Superseded November 2006 – refer Note 42 for further details)

EPS Target	% of EPS performance shares that vest
EPS growth less than 8% pa compound	Nil
EPS growth at 8% pa compound	25%
EPS growth between 8% pa and 10% pa compound	Progressive vesting on a straight-line basis from 25% to 49%
EPS growth at 10% pa compound	50%
EPS growth between 10% pa and 12% pa compound	Progressive vesting on a straight-line basis from 51% to 99%
EPS growth at or above 12% pa compound	100%

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

Table 6 – The pre-existing EPS vesting schedule

EPS Target	% of EPS options and performance shares that vest
EPS growth less than 12.5% pa compound	Nil
EPS growth at 12.5% pa compound	50%
EPS growth between 12.5% pa and 15% pa compound	Progressive vesting on a straight-line basis from 51% to 99%
EPS growth at or above 15% pa compound	100%

Consistent with the SEPSP, TSR and EPS performance hurdles are also used for the purposes of determining whether options granted under the SEOP actually vest. Except for 1,500,000 options granted to the CEO in 2003, all other options on issue vest subject to the EPS hurdles as detailed in Table 6 and a TSR hurdle which provides progressive vesting of options between the 50th and 65th percentiles.

Other than the 1,500,000 options granted to the CEO, achievement of either EPS or TSR hurdle results in the options vesting.

In respect to the tranche of 1,500,000 options granted to the CEO in November 2003, 50% vest subject to the achievement of the TSR hurdle and 50% vest subject to the achievement of the EPS hurdle. The TSR hurdle for this particular tranche of options is set out in Table 4.

Options ordinarily lapse if performance hurdles are not achieved within the five-year period post grant date or if an executive resigns prior to completion of the required vesting periods. However, the Board, in its discretion, may decide that options will vest notwithstanding that performance targets have not been met or in the instance where an executive resigns prior to the completion of the required vesting period. In addition, where an executive leaves the Coles Group as a result of death, disability, retirement or retrenchment, they are, subject to performance hurdles being met, entitled to options on a pro-rata basis to the date of their departure.

Valuation of LTI equity based remuneration

In accordance with the requirements of the Accounting Standards, remuneration expense includes a proportion of the notional value of equity instruments, being options and performance shares, granted or outstanding during the financial year. The notional value of these equity instruments is determined as at the grant date and is progressively allocated over the instrument’s vesting period. Amounts included in remuneration are not necessarily indicative of the benefit (if any) that an individual may ultimately receive should the equity instruments vest. The notional value of performance shares issued in 2005 and 2006 and options issued in earlier years has been determined in accordance with AASB 2 Share-based Payment. Equity instruments are valued by independent valuers. Performance shares are valued using the Monte-Carlo pricing model, which incorporates market based performance conditions such as TSR. Options are valued using the Black-Scholes pricing model. Where options are subject to performance conditions, a 50% probability has been applied to the Black-Scholes valuation. Performance share and option amounts are expensed over their vesting period and as such enter into the determination of net profit.

Retirement benefits

Where an executive’s employment with the Coles Group is terminated, termination entitlements are paid in accordance with contractual obligations or otherwise at the discretion of the Board.

(v) Summary of employment contracts

This section of the Financial Report contains a summary of the employment contract for each Key Management Person (excluding Non-executive Directors whose details of employment are set out in note 37(c)(iii)). Each summary excludes details in relation to an executive’s remuneration and STI arrangements where they are disclosed elsewhere in this report.

Unless otherwise noted, each employment contract is open ended and includes standard termination clauses that provide that the Company may terminate an executive’s employment at any time by providing 12 months notice or payment in lieu of notice.

An executive’s employment may also be terminated without notice or payment in lieu of notice where circumstances warrant summary dismissal. Unless otherwise noted, KMP may resign at any time by providing six months notice. Further, each employment contract provides that each KMP may be entitled to an allocation of performance shares subject to performance hurdles being met and the rules applicable to the long-term incentive plan. The number of performance shares that each may receive is determined annually by the Board. The table in note 37(d)(i) sets out the number of performance shares that were allocated to KMP during the year ended July 30, 2006.

John Fletcher – Managing Director and Chief Executive Officer

Mr Fletcher’s employment contract was entered into on September 3, 2001 and has been extended such that it is now open ended. It provides an entitlement to:

•	receive a car allowance of $60,000 per year plus reimbursement for maintenance and fuel costs;

•	receive 2,500,000 options with such options vesting at a rate of 500,000 per year over the five year period to September 3, 2006 subject always to performance hurdles being met; and

•	receive a pro-rata entitlement to an STI in the event that Mr Fletcher’s employment ceases in the second half of a financial year. In this instance the amount of an STI payable will be calculated via reference to normal performance criteria. Mr Fletcher is not eligible to receive any STI amount with respect to a financial year if employment ceases in the first half of that financial year.

In addition to the options issued pursuant to the terms of Mr Fletcher’s contract, in November 2003 shareholders approved the grant of an additional 1,500,000 options, exercisable in two equal tranches in September 2005 and 2006. The performance hurdles applying to these particular options were changed during the 2005 financial year to make them consistent with the hurdles applying to performance shares. There was no impact on Mr Fletcher’s remuneration in any year as a result of the change to performance hurdles. Unless the Board decides otherwise, these options expire one year after the date on which Mr Fletcher ceases employment with the Company.

Mr Fletcher may resign from the Company at any time subject to the provision of 12 months notice. However, Mr Fletcher need not provide 12 months notice and may resign immediately in the event of a ‘fundamental change’ to his role (such as ceasing to be the most senior executive of the Coles Group or a demonstrable inability to work with the Board).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

As a result of Mr Fletcher’s contract being extended, and as approved by shareholders at the 2005 annual general meeting, 170,000 performance shares were allocated under the terms of the SEPSP. These performance shares impact the calculation of Mr Fletcher’s remuneration in the 2006, 2007 and 2008 financial years.

Hani Zayadi – Group Managing Director Food, Liquor and Fuel (from December 22, 2004 until March 20, 2006)

Mr Zayadi’s current employment contract was entered into on April 15, 2005 and concluded on July 31, 2006 as a result of his departure from the Coles Group. Mr Zayadi’s employment contract provided for:

•	reimbursement of reasonable costs incurred in relocating to Canada in the event of the termination of employment;

•	an entitlement to an amount of not less than 50% of the annual STI entitlement if employment is terminated by the Company other than for poor performance;

•	the issue of options that are subject to service hurdles only as a retention mechanism. The inclusion of a service hurdle reflected the need to replicate terms and conditions ordinarily found in share option plans in North America; and

•	Mr Zayadi to be restrained from taking up a role with certain competitors for a 12-month period post termination of employment with the Company.

Dawn Robertson – Managing Director Myer (from April 4, 2002 until May 31, 2006)

Ms Robertson’s primary employment contract was entered into on April 4, 2002. In view of the Coles Group’s consideration of the future of Myer during 2005, it became necessary for the primary employment contract to be complemented by an ancillary contract which was entered into on November 9, 2005. The ancillary contract became operable and certain terms of the primary contract lapsed upon the execution of a contract to divest the Myer business. In view of the successful divestment of the Myer business, the summary of contractual terms noted below reflects those that applied in the normal course and those that became operable upon divestment.

The primary employment contract stated that Ms Robertson was:

•	entitled to a retention payment of $368,459 on June 1, 2007;

•	eligible to receive a pro-rata STI payment in the event of termination;

•	entitled to three business class air fares to the United States for herself and each of her dependent children each year until December 2006;

•	required to give 12 months notice of termination; and

•	restrained from taking up a role with certain competitors for a 12-month period post termination of employment with the Company.

The ancillary employment contract provided that in the event that the divestment of Myer was completed during the 2006 financial year and provided Ms Robertson did not take up employment with the Myer group then Ms Robertson would:

•	have an entitlement to a retention bonus of $750,000;

•	cease to be employed by the Company and date of termination would be as at the date the Myer divestment occurred;

•	retain an entitlement to $368,459 which would otherwise have been due under the terms of the primary contract had employment by the Coles Group continued to June 1, 2007;

•	have a 2006 STI entitlement determined in accordance with the terms in the ancillary contract such that the STI terms in the primary contract would lapse. The STI terms in the ancillary contract provided:

•	for a pro-rata STI payment calculated under the NPAT, brand EBIT and CSSG components (as detailed in Table 3). For the purposes of determining the eligibility for a NPAT STI component, a forecast of NPAT as at the date of termination was to be used. Eligibility to brand EBIT and CSSG STI components was to be determined on the basis of a comparison of actual to budgeted outcomes assessed as at the date of termination

•	for an entitlement to an amount determined by the Board in relation to the Customer and People STI components subject only to that amount being at least as much, in percentage terms, as the aggregate entitlement to NPAT, brand EBIT and CSSG STI components bore to the maximum amount available

•	that in the event that the STI as calculated by reference to the preceding paragraphs was less than 60% of TFR, a further amount was payable to ensure that an STI equivalent to 60% of TFR was paid

•	for a further bonus of $250,000 if, at the date of the completion of the Myer divestment, Myer’s EBIT for the 2006 financial year was expected to be, in the opinion of the CEO, greater than $80 million

•	subject to the Board’s discretion, have share option entitlements vest as at the date of termination; and

•	cease to have any entitlement to performance shares, such that performance shares previously granted would lapse.

Fraser MacKenzie – Chief Financial Officer

Mr MacKenzie’s employment contract is for a minimum fixed term to April 30, 2007. It provides for Mr MacKenzie to be:

•	eligible to receive a possible annual STI subject to Mr MacKenzie remaining in an eligible position for the full financial year. If employment ceases on April 30, 2007 as a result of his retirement then he will be entitled to a pro-rata STI bonus for the 2007 financial year; and

•	eligible to receive the balance of the remuneration otherwise payable over the period from the date of notice of termination to April 30, 2007 in the event that the Company terminates his employment prior to that date.

Tim Hammon – Chief Officer Corporate and Property Services

In addition to contractual outcomes disclosed elsewhere in this report, Mr Hammon’s employment contract provides for an annual STI subject to Mr Hammon remaining in an eligible position for the full financial year and him remaining as an employee of the Company until October 1 following the completion of the annual bonus period which concludes at the end of each financial year.

Larry Davis – Managing Director Kmart

In addition to contractual outcomes disclosed elsewhere in this report, Mr Davis’ employment contract provides for the reimbursement of reasonable costs incurred in relocating to the United States in the event of the termination of employment.

Further, Mr Davis’ options are subject to service hurdles only as a retention mechanism and were based on the need to replicate similar conditions that applied in North America in relation to share option plans.

Launa Inman – Managing Director Target

Ms Inman’s current employment contract was entered into on December 12, 2005 and is open ended. It provides for the:

•	reimbursement of any costs that may be incurred if Ms Inman were to re-locate to Geelong within a period of two years post February 14, 2005; and

•	payment of prescribed annual cash amounts and the issue of 22,000 performance shares per year for each year that Ms Inman remains with the Company up to the year ending July 31, 2008. In respect to the years ending July 2007 and 2008 the prescribed cash amounts are $150,000 and $200,000 respectively.

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(vi)	Details of Key Management Personnel remuneration:

The details of remuneration paid or payable to KMP during the 2006 and 2005 financial years are set out in Tables 7 and 8 respectively. Unless otherwise indicated, the individuals listed were regarded as KMP for the whole of the relevant financial year.

Table 7 – Remuneration for the 2006 Financial Year

Key Management Personnel(8)	Short-term				Post employment		Termination payments $	Total cash- based remuner- ation $	Non-cash, share-based remuneration		Total remuner- ation $
	Salary and fees $	Short-term incentives $	Non-monetary benefits(1) $	Other(2) $	Super- annuation(3) $	Retirement benefits $			Perform- ance Shares $	Options $
Non-executive Directors
R. Allert	397,201	–	–	5,825	35,748	61,817	–	500,591	–	–	500,591
P. Akopiantz	120,799	–	–	5,825	40,878	8,964	–	176,466	–	–	176,466
K. Barton	132,577	–	–	5,825	26,099	–	–	164,501	–	–	164,501
W. Gurry(5)	138,318	–	–	5,825	12,449	(2,700)	–	153,892	–	–	153,892
T. Hodgson	170,069	–	–	5,825	15,306	–	–	191,200	–	–	191,200
S. McPhee	132,577	–	–	5,825	26,099	–	–	164,501	–	–	164,501
M. Myer	120,799	–	–	5,825	40,878	3,827	–	171,329	–	–	171,329
M. Wemms	97,997	–	–	5,825	67,003	–	–	170,825	–	–	170,825
B. Hutchinson	111,361	–	–	4,977	24,189	–	–	140,527	–	–	140,527

Subtotal	1,421,698	–	–	51,577	288,649	71,908	–	1,833,832	–	–	1,833,832

Other KMP
J. Fletcher	2,298,864	1,516,858	4,573	–	100,587	–	–	3,920,882	334,978	316,348	4,572,208
H. Zayadi(9, 10)	1,785,964	758,160	290,666	–	–	–	2,631,880	5,466,670	443,434	134,237	6,044,341
D. Robertson(8, 10)	1,244,753	1,144,138	130,050	1,000,000	10,116	–	1,863,321	5,392,378	–	2,822,959	8,215,337
L. Davis(10)	1,271,073	413,100	38,806	–	108,920	–	–	1,831,899	337,656	123,633	2,293,188
T. Hammon(7, 10)	799,686	517,080	–	300,000	80,673	–	–	1,697,439	165,138	54,868	1,917,445
F. MacKenzie(10)	715,317	560,000	–	–	107,606	–	–	1,382,923	89,875	60,071	1,532,869
L. Inman	657,606	449,500	29,287	200,425	53,088	–	–	1,389,906	186,274	111,283	1,687,463

Subtotal	8,773,263	5,358,836	493,382	1,500,425	460,990	–	4,495,201	21,082,097	1,557,355	3,623,399	26,262,851

Total remuneration	10,194,961	5,358,836	493,382	1,552,002	749,639	71,908	4,495,201	22,915,929	1,557,355	3,623,399	28,096,683

Footnotes in relation to remuneration paid in the 2005 and 2006 financial years (as disclosed in Table 7 and 8).

(1)	Non-monetary amounts include costs relating to fringe benefits which are available as part of normal salary packaging arrangements and may include motor vehicles, accommodation, travel, insurance and tax planning fees.

(2)	The other benefits figures include sign on bonuses and payments for continued service. There will be additional benefits in future years if continued service conditions are fulfilled. Other benefits have been presented on an accruals basis in accordance with Accounting Standard requirements. Where a KMP’s employment is terminated but they nonetheless receive an amount in lieu of a payment for continued service, that amount is included as a component of the KMP’s termination remuneration.

(3)	The Coles Group is not required to make superannuation contributions in respect to overseas nationals who hold certain business visas.

(4)	Mr Leibler retired from office on 18 November 2004. The amount of $5,818 shown in the 2005 remuneration table represents the retirement benefit accrued during the 2005 financial year through to the date of his retirement. The actual retirement amount received by Mr Leibler on 18 November 2004 was $374,560, having been accrued during Mr Leibler’s tenure as a Director. Mr Leibler’s fees were paid to Arnold Bloch Leibler, a firm of which he is a partner. Accordingly, superannuation contributions were not payable.

(5)	Mr Gurry previously received fees for acting as Chairman of the Coles Myer Superannuation Fund. His retirement from this position in 2002 resulted in a decrease in his anticipated retirement benefit compared with the prior year.

(6)	Mr Cain, a former Group Managing Director Food, Liquor and Fuel, ceased employment on 3 January 2005. His termination benefits included a termination payment of 12 months salary ($1,800,000) in lieu of notice. Coles Group Limited also paid $10,000 for legal fees and $20,350 for financial advice. In addition, Mr Cain received an amount of $282,639 in exchange for agreeing to extend his restraint period from 12 months to 18 months. Mr Cain’s 2005 termination benefit also includes an amount of $249,395, being the unamortised portion of options vested. Mr Cain ceased acting as Group Managing Director Food, Liquor and Fuel on 22 December 2004 and ceased employment with the Company on 3 January 2005.

(7)	Mr Hammon’s other remuneration amount includes a special $300,000 discretionary bonus which was awarded in recognition of Mr Hammon’s significant contribution to the Myer sale process. For the purposes of this report and particularly Tables 9 and 10, the amount is not considered as an STI as it was not contemplated in Mr Hammon’s 2006 incentive plan.

F-75.1

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

Table 8 – Remuneration for the 2005 Financial Year

Key Management Personnel(8)	Short-term				Post employment		Termination payments $	Total cash- based remuner- ation $	Non-cash, share- based remuneration		Total remuner- ation $
	Salary and fees $	Short- term incentives $	Non-monetary benefits(1) $	Other(2) $	Super- annuation(3) $	Retirement benefits $			Perform- ance Shares $	Options $
Non-executive Directors
R. Allert	331,975	–	–	5,825	29,878	283,070	–	650,748	–	–	650,748
P. Akopiantz	120,700	–	–	5,825	10,863	35,047	–	172,435	–	–	172,435
K. Barton	139,633	–	–	5,825	12,567	–	–	158,025	–	–	158,025
W. Gurry(5)	115,675	–	–	5,825	10,411	(8,227)	–	123,684	–	–	123,684
T. Hodgson	162,706	–	–	5,825	14,644	–	–	183,175	–	–	183,175
S. McPhee	139,633	–	–	5,825	12,567	–	–	158,025	–	–	158,025
M. Myer	120,700	–	–	5,825	10,863	16,012	–	153,400	–	–	153,400
M. Wemms	144,243	–	–	5,825	12,982	–	–	163,050	–	–	163,050
M. Leibler(4)	36,000	–	–	1,821	–	5,818	–	43,639	–	–	43,639
Subtotal	1,311,265	–	–	48,421	114,775	331,720	–	1,806,181	–	–	1,806,181
Other KMP
J. Fletcher	2,267,357	1,549,218	2,379	–	–	–	–	3,818,954	–	608,481	4,427,435
H. Zayadi(10)	1,637,715	821,690	312,002	146,771	–	–	–	2,918,178	25,407	293,812	3,237,397
D. Robertson(10)	1,416,807	377,408	252,283	260,992	11,631	–	–	2,319,121	–	362,823	2,681,944
L. Davis(10)	1,247,957	800,000	125,015	–	–	–	–	2,172,972	25,407	263,183	2,461,562
T. Hammon(10)	778,849	430,353	–	–	11,631	–	–	1,220,833	14,509	109,481	1,344,823
F. MacKenzie	778,732	448,826	–	–	11,631	–	–	1,239,189	–	104,014	1,343,203
L. Inman	548,398	361,671	23,734	–	39,080	–	–	972,883	–	89,260	1,062,143
S. Cain(6, 10)	749,518	–	–	1,500,000	–	–	2,362,384	4,611,902	–	–	4,611,902
Subtotal	9,425,333	4,789,166	715,413	1,907,763	73,973	–	2,362,384	19,274,032	65,323	1,831,054	21,170,409
Total remuneration	10,736,598	4,789,166	715,413	1,956,184	188,748	331,720	2,362,384	21,080,213	65,323	1,831,054	22,976,590
(8)	Ms Robertson’s remuneration for the 2006 financial year and up to 31 May 2006 (as disclosed in Table 7) included the following amounts:
•	$1,827,983 in lieu of notice and in lieu of Ms Robertson’s employment not extending beyond 1 June 2007 (of which $30,706 had been accrued as remuneration in the prior year);
•	a $750,000 retention bonus and a $250,000 Myer divestment transaction completion bonus. The aggregate of these amounts is disclosed as other remuneration. For the purposes of this report and particularly Tables 9 and 10, neither of these amounts are considered to be an STI as they were not contemplated in Ms Robertson’s 2006 incentive plan;
•	An STI of $1,144,138;
•	$35,338 as a reasonable allowance to cover Ms Robertson’s relocation to the United States; and
•	$2,822,959 which was attributable to the value of options held by Ms Robertson which the Board, in its discretion, decided would vest in favour of Ms Robertson as part of her termination entitlement (note, the value of the options has been disclosed in Table 7 as a component of share based remuneration). In the ordinary course, these particular options would potentially have vested in the 2007 financial year subject to the achievement of the relevant performance hurdles. The value attributed to these options does not represent a cash cost to Coles Group.
(9)	Consistent with Mr Zayadi’s role as Managing Director Food, Liquor and Fuel becoming redundant in March 2006, Mr Zayadi received termination entitlements which included $1,872,000 in lieu of notice, a further amount of $748,800 which was contractually payable on separation of employment and an amount of $11,080 in relation to a reimbursement of taxation adviser fees. In addition, the Board, in its discretion, decided that options that were otherwise due to vest during the 2007 financial year would vest as at the date of Mr Zayadi’s termination. These options were originally subject to a length of service hurdle only and were not subject to TSR or EPS performance hurdles. The value attributed to these options does not represent a cash cost to Coles Group.
(10)	In addition to the Chief Executive Officer and in accordance with Section 300A(1)(c) of the Corporations Act 2001, these five executives received the highest remuneration amounts in respect to each of the 2005 and 2006 financial years.

F-75.2

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

Table 9 shows the actual STI payment as a percentage of the payment that would have been due had the stretch STI criteria been met.

Table 9 – Extent of STI entitlement

KMP	2006			2005
	Actual STI payment $(2)	Actual STI payment as a % of stretch STI potential	% of stretch STI potential not received	Actual STI payment $	Actual STI payment as a % of stretch STI potential	% of stretch STI potential not received
J. Fletcher	1,516,858	53%	47%	1,549,218	57%	43%
H. Zayadi	758,160	41%	59%	821,690	58%	42%
D. Robertson(1)	1,144,138	79%	21%	377,408	32%	68%
L. Davis	413,100	38%	62%	800,000	74%	26%
T. Hammon(1)	517,080	78%	22%	430,353	66%	34%
F. MacKenzie	560,000	70%	30%	448,826	59%	41%
L. Inman	449,500	78%	22%	361,671	70%	30%
(1)	Ms Robertson’s actual 2006 STI amount excludes $750,000 paid as a retention bonus and $250,000 paid in relation to Ms Robertson’s contribution to the divestment of Myer. Similarly, Mr Hammon’s actual 2006 STI amount excludes $300,000 paid in relation to Mr Hammon’s contribution to the divestment of Myer. These amounts have been excluded on the basis that in each instance, the amounts ultimately paid were not contemplated in the relevant individual’s original potential stretch STI amount (being the maximum STI that was potentially available in the ordinary course of business).
(2)	With the exception of respective STI amounts paid at the time when termination entitlements were settled in relation to Ms Robertson and Mr Zayadi, all other STI amounts in respect to the 2006 financial year will be paid subsequent to year end. There is no retesting of the STI entitlement and the unvested portion is forfeited.

(vii). At risk remuneration

Table 10 details the relative proportion of remuneration paid in 2006 to KMP (other than Non-executive Directors) which was dependent upon the achievement of specific performance levels versus that which was not. No component of the remuneration of Non-executive Directors is at risk.

Table 10 – The extent to which remuneration is at risk

KMP	Fixed remuneration as at % of total remuneration(1)	Total actual at risk remuneration as a % of total remuneration(1)	At risk components as a % of total remuneration(1)
			STI	Options	Performance shares
J. Fletcher	53%	47%	33%	7%	7%
H. Zayadi	61%	39%	22%	4%	13%
D. Robertson	61%	39%	33%	6%	0%
L. Davis	62%	38%	18%	5%	15%
T. Hammon	54%	46%	32%	4%	10%
F. MacKenzie	54%	46%	36%	4%	6%
L. Inman	56%	44%	27%	6%	11%
(1)	For the purposes of calculating the percentages disclosed in Table 10:
•	Total remuneration excludes amounts payable on termination and the value of options which vest on the termination of KMP. On the same basis, fixed remuneration excludes amounts referrable to termination remuneration entitlements;
•	At risk remuneration excludes bonus amounts paid to Mr Hammon ($300,000) and Ms Robertson ($250,000), being amounts that were not contemplated in their original 2006 STI plans (respectively); and
•	Fixed remuneration includes amounts payable to Ms Robertson ($750,000) and Ms Inman ($200,425). In each instance the payment of the amount was only contingent on service being rendered over a specified period of time and as such is not considered to be at risk.

These adjustments have been made to reflect total remuneration, fixed remuneration and at risk remuneration payable in the ordinary course of business excluding the impact of termination events and bonuses awarded at the discretion of the Board and which were not contemplated in original 2006 STI plans.

F-75.3

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(d) Equity instrument disclosures relating to key management personnel

(i) Options and performance shares provided as remuneration

Details of options and performance shares provided to key management personnel of the Coles Group are set out below. Further information on options and performance shares is set out in note 36.

July 30, 2006	Grant date	Exercise price $	Balance at July 31, 2005	Granted during the year	Value of grant $		Exercised(3)	Lapsed during the year	Balance at July 30, 2006		Vested during the year	Vested at July 30, 2006(4)
John Fletcher	Sep 01	6.33	1,500,000	—	—		1,000,000	—	500,000		500,000	—
	Nov 03	7.53	1,500,000	—	—		—	—	1,500,000		375,000	375,000
	Nov 05	—	—	85,000	5.24	(1)	—	—	85,000		—	—
	Nov 05	—	—	85,000	9.21	(2)	—	—	85,000		—	—
Larry Davis	Sep 01	6.28	600,000	—	—		300,000	—	300,000	(5)	300,000	—
	Jun 05	—	38,000	—	—		—	—	38,000		—	—
	Jun 05	—	38,000	—	—		—	—	38,000		—	—
	Dec 05	—	—	38,000	5.20	(1)	—	—	38,000		—	—
	Dec 05	—	—	38,000	9.18	(2)	—	—	38,000		—	—
Tim Hammon	Feb 02	7.66	745,000	—	—		500,000	—	245,000		149,000	96,000
	Jun 05	—	21,700	—	—		—	—	21,700		—	—
	Jun 05	—	21,700	—	—		—	—	21,700		—	—
	Dec 05	—	—	14,000	5.20	(1)	—	—	14,000		—	—
	Dec 05	—	—	14,000	9.18	(2)	—	—	14,000		—	—
Launa Inman	Feb 02	7.66	68,000	—	—		34,000	—	34,000		34,000	—
	Jul 04	8.43	210,000	—	—		—	—	210,000		42,000	42,000
	Jan 05	—	7,000	—	—		—	—	7,000		—	—
	Jan 05	—	7,000	—	—		—	—	7,000		—	—
	Jun 05	—	3,350	—	—		—	—	3,350		—	—
	Jun 05	—	3,350	—	—		—	—	3,350		—	—
	Dec 05	—	—	7,000	5.20	(1)	—	—	7,000		—	—
	Dec 05	—	—	7,000	9.18	(2)	—	—	7,000		—	—
	Dec 05	—	—	18,000	5.13	(1)	—	—	18,000		—	—
	Dec 05	—	—	18,000	9.13	(2)	—	—	18,000		—	—
	Dec 05	—	—	11,000	4.93	(6)	—	—	11,000		—	—
	Dec 05	—	—	11,000	8.80	(7)	—	—	11,000		—	—
	Dec 05	—	—	11,000	4.75	(6)	—	—	11,000		—	—
	Dec 05	—	—	11,000	8.48	(7)	—	—	11,000		—	—
Fraser MacKenzie	Sep 02	5.88	516,000	—	—		172,000	—	344,000		172,000	—
	Dec 05	—	—	25,000	5.20	(1)	—	—	25,000		—	—
	Dec 05	—	—	25,000	9.18	(2)	—	—	25,000		—	—
Dawn Robertson	May 02	6.44	1,500,000	—	—		1,500,000	—	—		1,500,000	—
	Dec 05	—	—	38,000	5.20	(1)	—	38,000	—		—	—
	Dec 05	—	—	38,000	9.18	(2)	—	38,000	—		—	—
Hani Zayadi	Aug 01	6.21	1,000,000	—	—		1,000,000	—	—		1,000,000	—
	Jun 05	—	38,000	—	—		—	12,560	25,440		—	—
	Jun 05	—	38,000	—	—		—	12,560	25,440		—	—
	Dec 05	—	—	38,000	5.20	(1)	—	25,299	12,701		—	—
	Dec 05	—	—	38,000	9.18	(2)	—	25,299	12,701		—	—

Total			7,855,100	570,000			4,506,000	151,718	3,767,382		4,072,000	513,000

(1)	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of note 36, and expire 3 years after grant.

(2)	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of note 36, and expire 3 years after grant.

(3)	Options exercised have been fully paid.

(4)	Vested options are fully exercisable.

(5)	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

(6)	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of note 36, and expire 4 and 5 years after grant respectively.

(7)	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of note 36, and expire 4 and 5 years after grant respectively.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

July 31, 2005	Grant date	Exercise price $	Balance at 25 July 2004	Granted during the year	Value of grant $		Exercised (3)	Lapsed during the year	Balance at July 31, 2005		Vested during the year	Vested at July 31, 2005(4)
John Fletcher	Sep 01	6.33	2,500,000	—	—		1,000,000	—	1,500,000		500,000	500,000
	Nov 03	7.53	1,500,000	—	—		—	—	1,500,000		—	—
Steven Cain	Aug 03	7.28	2,500,000	—	—		—	1,786,301	713,699		—	—
	Aug 03	7.28	500,000	—	—		—	357,260	142,740	(6)	—	—
Larry Davis	Sep 01	6.28	1,500,000	—	—		900,000	—	600,000	(5)	300,000	—
	Jun 05	—	—	38,000	2.46	(1)	—	—	38,000		—	—
	Jun 05	—	—	38,000	8.79	(2)	—	—	38,000		—	—
Tim Hammon	Dec 98	4.50	45,000	—	—		45,000	—	—		45,000	—
	Apr 00	6.46	115,000	—	—		—	115,000	—		—	—
	Oct 01	4.50	100,000	—	—		100,000	—	—		—	—
	Feb 02	7.66	745,000	—	—		—	—	745,000		149,000	447,000
	Jun 05	—	—	21,700	2.46	(1)	—	—	21,700		—	—
	Jun 05	—	—	21,700	8.79	(2)	—	—	21,700		—	—
Launa Inman	Feb 02	7.66	170,000	—	—		102,000	—	68,000		34,000	—
	Apr 00	6.46	50,000	—	—		—	50,000	—		—	—
	Jul 04	8.43	210,000	—	—		—	—	210,000		—	—
	Jan 05	—	—	7,000	2.66	(1)	—	—	7,000		—	—
	Jan 05	—	—	7,000	8.38	(2)	—	—	7,000		—	—
	Jun 05	—	—	3,350	2.46	(1)	—	—	3,350		—	—
	Jun 05	—	—	3,350	8.79	(2)	—	—	3,350		—	—
Fraser MacKenzie	Sep 02	5.88	860,000	—	—		344,000	—	516,000		344,000	—
Dawn Robertson	May 02	6.44	2,500,000	—	—		1,000,000	—	1,500,000		1,000,000	—
Hani Zayadi	Aug 01	6.21	1,500,000	—	—		500,000	—	1,000,000	(5)	500,000	—
	Jun 05	—	—	38,000	2.46	(1)	—	—	38,000		—	—
	Jun 05	—	—	38,000	8.79	(2)	—	—	38,000		—	—

Total			14,795,000	216,100			3,991,000	2,308,561	8,711,539		2,872,000	947,000

(1)	Performance shares granted vest in accordance with TSR performance conditions described in footnote 6 of note 36, and expire 3 years after grant.

(2)	Performance shares granted vest in accordance with EPSG performance conditions described in footnote 6 of note 36, and expire 3 years after grant.

(3)	Options exercised have been fully paid.

(4)	Vested options are fully exercisable.

(5)	Options are not subject to performance hurdles, however, vesting is contingent upon service conditions.

(6)	At September 21, 2006, 13,378 options lapsed.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(ii) Key management personnel share holdings

The numbers of ordinary shares in Coles Group Limited held during the year by key management personnel of the Coles Group, including their related parties, are set out below.

July 30, 2006	Balance at July 31, 2005	Options exercised	Net change other	Balance at July 30, 2006
Directors
Patty Akopiantz	3,253	—	—	3,253
Rick Allert	28,767	—	—	28,767
Keith Barton	13,598	—	—	13,598
John Fletcher	1,029,458	1,000,000	(825,000)	1,204,458
Bill Gurry	140,000	—	—	140,000
Tony Hodgson	6,500	—	—	6,500
Belinda Hutchinson(1)	—	—	15,000	15,000
Sandra McPhee(2)	4,139	—	—	4,139
Martyn Myer	63,692	—	8,664	72,356	(3)
Michael Wemms	208	—	—	208
Other key management personnel
Larry Davis	—	300,000	(300,000)	—
Tim Hammon	1,327	500,000	(500,000)	1,327
Launa Inman	—	34,000	(34,000)	—
Fraser MacKenzie	347,000	172,000	(347,000)	172,000
Dawn Robertson(4)	—	1,500,000	(1,500,000)	—
Hani Zayadi(5)	—	1,000,000	(1,000,000)	—

Total	1,637,942	4,506,000	(4,482,336)	1,661,606

(1)	Ms Hutchinson was appointed on September 23, 2005. At this time Ms Hutchinson held NIL ordinary shares in Coles Group.

(2)	Ms McPhee also holds 3,400 endowment warrants. The warrants are due to mature in November 2006.

(3)	Included in this balance are 12,611 shares held nominally at July 30, 2006.

(4)	Ms Robertson’s employment concluded on May 31, 2006. At this time Ms Robertson held NIL ordinary shares in Coles Group.

(5)	Mr Zayadi’s employment concluded on July 31, 2006. At this time Mr Zayadi held NIL ordinary shares in Coles Group.

There were no shares granted to key management personnel during the year, other than those described in note 37(d)(i).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

July 31, 2005	Balance at 25 July 2004	Options exercised	Net change other	Balance at July 31, 2005
Directors
Patty Akopiantz	3,253	—	—	3,253
Rick Allert	28,767	—	—	28,767
Keith Barton	10,200	—	3,398	13,598
John Fletcher	28,099	1,000,000	1,359	1,029,458
Bill Gurry	100,000	—	40,000	140,000
Tony Hodgson	6,000	—	500	6,500
Mark Leibler(1)	45,600	—	(45,600)	—
Sandra McPhee(2)	4,139	—	—	4,139
Martyn Myer	49,440	—	14,252	63,692	(5)
Michael Wemms	208	—	—	208
Other key management personnel
Steven Cain(3)	—	—	—	—
Larry Davis	—	900,000	(900,000)	—
Tim Hammon	651	145,000	(144,324)	1,327
Launa Inman(4)	—	102,000	(102,000)	—
Fraser MacKenzie	3,000	344,000	—	347,000
Dawn Robertson	—	1,000,000	(1,000,000)	—
Hani Zayadi	—	500,000	(500,000)	—

Total	279,357	3,991,000	(2,632,415)	1,637,942

(1)	Mr Leibler retired on November 18, 2004. At this time Mr Leibler held 45,100 ordinary shares in Coles Group.

(2)	Ms McPhee also holds 3,400 endowment warrants.

(3)	Mr Cain ceased being a member of other key management personnel on December 22, 2004.

(4)	Ms Inman became a member of other key management personnel on February 14, 2005.

(5)	Included in this balance are 15,294 shares held nominally at July 31, 2005.

Included in the above movements is the conversion of ReCAPS to ordinary shares that occurred on July 12, 2005. At July 25, 2004, ReCAPS were held by Keith Barton (300), John Fletcher (120) and Martyn Myer (900).

There were no shares granted to key management personnel during the year, other than those described in note 37(d)(i).

(e) Loans to key management personnel

There were no loans made to key management personnel, including their related parties, during 2006 or 2005.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

(f) Other transactions with key management personnel

(i) Directors

The Coles Group has a comprehensive Statement of Corporate Governance Principles. This Statement incorporates detailed policies in respect to Director-related party transactions. The major elements of the policy are:

•	Directors must advise the Company of all Director-related entities.

•	Where there are total transactions between the Coles Group and a Director’s related entities exceeding $1.0 million in any month, then the Director must supply Coles Group with details of these transactions.

•	The following proposed contracts between the Coles Group and Director-related entities must be approved by the Audit and Risk Committee prior to committing the Coles Group:

•	Contracts for the supply of goods and/or services which extend beyond one year, or where the total value of goods and/or services supplied under the contract will exceed $5.0 million in any one year;

•	All agreements to lease and/or leases of property; and

•	All agreements for the purchase or sale of freehold and/or leasehold property except where the sale is by genuine public auction.

All transactions are to be subject to review by internal audit with periodic reports to the Audit and Risk Committee.

All transactions were on terms and conditions that were no more favorable to the Director-related entity than those available, or which might reasonably be expected to be available, on similar transactions to non-Director-related entities and were on an arm’s length basis.

Retirement agreement

On March 27, 2003, Coles Group announced that Non-executive Directors appointed after that date will not receive retirement benefits. Coles Group has an agreement with those Non-executive Directors appointed prior to March 27, 2003 for the provision of an allowance to be paid to each Director on his or her retirement or death.

Nature of terms and conditions: The agreement is in accordance with the provisions of the Constitution and the approval given at the Annual General Meeting held on November 21, 1989. The approval provides for the payment of a retirement allowance equal to the aggregate of remuneration received by the Director over the last three years of service or part thereof, plus 5% of that amount for each year of service in excess of three years but not exceeding a total of 15 years. Any benefit paid on retirement, termination or death is reduced by the amount of any superannuation benefit received. From November 17, 2005 (the date of Coles Group’s 2005 AGM), the Directors appointed prior to March 27, 2003 have agreed that their retirement benefits would be frozen.

Mr M.K. Myer

The Coles Group had transactions with Director-related entities of Mr. M.K. Myer. Mr. M.K. Myer has no financial interest in these entities.

The type of transaction between the Director-related entities and the Coles Group was: Leasing property by Armidale No 2 Property Syndicate to the Coles Group in the normal day-to-day conduct of its business $906,400 (2005 $906,400) net of recoverable expenses. Leasing property by Tram Road Property Holdings Pty Ltd to the Coles Group in the normal day-to-day conduct of its business $357,615 (2005 $217,592 for the period December 18, 2004 to July 31, 2005) net of recoverable expenses.

Nature of terms and conditions: Rents based on market rates, paid net monthly.

Included in the above are amounts payable to the Director-related entity by the Coles Group (current) at balance date of $NIL (2005 $NIL).

Mr A.G. Hodgson

The Coles Group had transactions with a Director-related entity of Mr A.G. Hodgson. Mr A.G. Hodgson has no financial interest in this entity.

The type of transaction between the Director-related entity and the Coles Group was: Goods purchased for resale by the Coles Group from Woolardene Partnership in the normal day-to-day conduct of its business $16,515 (2005 $NIL).

Nature of terms and conditions: Payment subject to normal commercial arrangements.

Included in the above are amounts payable to the Director-related entity by the Coles Group (current) at balance date of $NIL (2005 $NIL).

Mr J.M. Wemms

The Coles Group had transactions with Mr J.M. Wemms, a Director of the Coles Group Limited.

The type of transaction between Mr J.M. Wemms and the Coles Group was: Consulting services provided by Mr J.M. Wemms to Coles Group $60,000 (2005 $NIL). The consulting services were not provided in his capacity as a Director.

Nature of terms and conditions: Payment subject to normal commercial arrangements.

Included in the above are amounts payable to the Director by Coles Group (current) at balance date of $60,000 (2005 $NIL).

Coles Group has not had transactions with Director-related entities other than those specifically disclosed above.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 37 Key management personnel disclosures (continued)

Other Directorships

Some Directors of Coles Group are also Directors of public companies, which have transactions with the Coles Group. The relevant Directors do not believe they have the capacity to control or significantly influence the financial or operating policies of those companies. The companies are therefore not considered to be Director-related entities for the purpose of the disclosure requirements of AASB 124.

Indemnity of officers

Article 70 of Coles Group’s Constitution obliges Coles Group to indemnify, to the full extent the law permits, each person to whom the article applies for all losses and liabilities incurred by them as an officer of Coles Group Limited or of a related body corporate. This expressly covers costs and expenses in defending proceedings. The article applies to each person who is or has been a Director or Secretary and to any officer or former officer of Coles Group Limited or related body corporate as the Directors decide in each case. The article does not limit the power of Coles Group Limited to grant indemnities on different terms (subject to the limit imposed by law) and does not apply to a liability incurred before April 15, 1994. The article does not confer rights on a person who ceased to be a Director or Secretary before November 20, 1997.

Coles Group Limited has also entered into a Good Faith Protection and Access Deed (‘the Deed’) with its Directors following shareholder approval to do so at the Annual General Meeting held on November 18, 1999. On October 21, 2003, Coles Group Limited entered into a Deed with Messrs Barton, Hodgson and Wemms and Ms McPhee. Additionally, on October 21, 2003, Coles Group Limited entered into a supplemental deed with each of Messrs Allert, Charlton (retired November 26, 2003), Fletcher, Liebler (retired November 18, 2004), Myer and Gurry and Ms Akopiantz which contained a number of supplemental provisions to update the Deed for developments in the law and to ensure consistency with the form of the Deed entered into with Directors appointed during the 2003 year. The Deeds provide for indemnification of the Directors to the maximum extent permitted under law. They do not indemnify for any liability involving a lack of good faith.

No Director or officer of Coles Group Limited has received the benefit of an indemnity from the Company during or since the end of the year.

Coles Group Limited maintains a Directors’ and Officers’ insurance policy. Due to confidentiality obligations and undertakings of the policy, no further details in respect of the premium or policy can be disclosed.

(ii) Other key management personnel

There were no transactions between the Coles Group and any related parties of other key management personnel.

Note 38 Related party transactions

Key management personnel

Disclosures relating to Directors and other key management personnel are set out in note 37.

Transactions with other related parties

The aggregate amounts brought to account in respect of the following types of transactions and each class of related party involved were:

Lease rentals, net of recoverable expenses, paid to associated entities by the Coles Group $4,173,148 (2005 $3,935,810) on normal commercial terms and conditions. Balance of amounts payable by the Coles Group (current) at balance date $NIL (2005 $NIL).

Distributions received and receivable by the Coles Group from an associated joint venture $10,248,279 (2005 $8,169,525) and the Coles Group’s purchase of units in an associated joint venture $922,064 (2005 $1,292,563) in accordance with Trust Deed and Partnership Agreements. Balance of amounts payable by the Coles Group (current) at balance date $NIL (2005 $NIL).

The Coles Group’s cost of participation with an associated entity in customer loyalty programs and services provided, net of recoverable expenses, by the associated entity in relation to those programs $47,632,518 (2005 $58,223,889) in accordance with a service agreement. Payments by Coles Group Limited, for the cost of participation by the Coles Group, to an associated entity in a customer loyalty program $45,656,826 (2005 $56,559,990) in accordance with a service agreement. Included in these amounts are amounts payable by Coles Group (current) at balance date $3,239,000 (2005 $5,329,268).

The sale of customer cards to an associated entity on normal commercial terms and conditions by Coles Group $27,107,183 (2005 $24,773,406). Balance of amounts receivable from an associated entity by Coles Group (current) at balance date $NIL (2005 $NIL).

Software development and licence fees paid to an associated entity by Coles Group $517,346 (2005 $934,084) on normal commercial terms and conditions. Balance of amounts payable by Coles Group (current) at balance date $NIL (2005 $NIL).

Details of associated entities are disclosed in note 14.

Details of Coles Group’s superannuation funds are disclosed in notes 3 and 19.

No provisions for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognized in respect of bad and doubtful debts for transactions with other related parties.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 39 Contingent liabilities

	2006 $m	2005 $m
Contingent liabilities at balance date, not otherwise provided for in this financial report, were as follows:
Trading guarantees	559.7	341.3

Coles Group Limited has guaranteed the obligations of Coles Group Finance Limited (formerly Coles Myer Limited). and Coles Group Finance (USA) Pty Ltd (formerly Coles Myer Finance (USA) Pty Ltd), both of which are controlled entities.

Coles Group Limited has guaranteed the debts of certain controlled entities under the terms of an Australian Securities and Investments Commission Class Order, thereby eliminating the need to prepare financial reports for those entities.

On June 2, 2006, Coles Group entered into a number of contracts relating to the sale of its Myer business, whereby the Coles Group has guaranteed the performance of certain leases by Myer Ltd. The guarantees amount to $164.6 million and primarily expire within a maximum of four years.

Other

Coles Group has entered into an agreement with the Coles Group Employee Share Plan Trust (formerly Coles Myer Employee Share Plan Trust) to provide funds for the purchase of Coles Group shares, allot new shares in Coles Group and make contributions to ensure the solvency of the Trust (refer note 36(a)).

Certain companies within the Coles Group are party to various legal actions that have arisen in the normal course of business. It is the opinion of Directors that any liabilities arising from such legal action would not have a material adverse effect on the Coles Group.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS

1.	Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a)	At the date of transition to AIFRS: July 26, 2004

	Notes		Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets
Cash and cash equivalents			849.0		849.0
Trade and other receivables	4	(h)	687.8	(127.2)	560.6
Inventories	4	(h)	3,032.7	99.0	3,131.7

Total current assets			4,569.5	(28.2)	4,541.3

Non current assets
Receivables	4	(b)	80.4	(29.7)	50.7
Investments			112.9		112.9
Property, plant and equipment	4	(c),(e),(j)	3,318.2	(179.0)	3,139.2
Investment properties	4	(e)	77.5	(52.0)	25.5
Deferred tax assets	4	(f)	302.7	79.8	382.5
Intangible assets	4	(c),(d)	590.5	60.3	650.8
Retirement benefit asset	4	(i)		9.4	9.4

Total non current assets			4,482.2	(111.2)	4,371.0

Total assets			9,051.7	(139.4)	8,912.3

Current liabilities
Trade and other payables	4	(h)	2,808.6	15.9	2,824.5
Interest bearing liabilities			261.5		261.5
Tax liabilities	4	(b)	161.6	5.7	167.3
Provisions	4	(i)	570.4	(9.4)	561.0

Total current liabilities			3,802.1	12.2	3,814.3

Non current liabilities
Interest bearing liabilities			713.4		713.4
Deferred tax liabilities	4	(f)	108.4	17.9	126.3
Provisions			281.9		281.9
Other	4	(g)	48.3	143.3	191.6

Total non current liabilities			1,152.0	161.2	1,313.2

Total liabilities			4,954.1	173.4	5,127.5

Net assets			4,097.6	(312.8)	3,784.8

Equity
Contributed equity – Ordinary shares and ReCAPS	4	(b)	2,306.7	(18.0)	2,288.7
Contributed equity – Treasury stock	4	(b)		(12.3)	(12.3)
Reserves	4	(a),(b),(e)	430.2	(428.0)	2.2
Retained profits	4	(n)	1,360.7	145.5	1,506.2

Total equity			4,097.6	(312.8)	3,784.8

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

(b) At the end of the last full year reporting period under previous AGAAP: July 31, 2005

	Notes		Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets
Cash and cash equivalents			440.9		440.9
Trade and other receivables	4	(h)	698.5	(141.4)	557.1
Inventories	4	(h)	3,155.0	106.6	3,261.6

Total current assets			4,294.4	(34.8)	4,259.6

Non current assets
Receivables	4	(b),(i)	67.9	(16.0)	51.9
Investments			144.9		144.9
Property, plant and equipment	4	(c),(d),(e),(j)	3,711.6	(223.8)	3,487.8
Investment properties	4	(e)	145.4	(135.8)	9.6
Deferred tax assets	4	(f)	371.3	77.7	449.0
Intangible assets	4	(c),(d)	616.9	186.4	803.3
Retirement benefit asset	4	(i)		17.7	17.7

Total non current assets			5,058.0	(93.8)	4,964.2

Total assets			9,352.4	(128.6)	9,223.8

Current liabilities
Trade and other payables	4	(h)	3,001.4	17.4	3,018.8
Interest bearing liabilities			216.0		216.0
Tax liabilities	4	(b)	125.2	2.1	127.3
Provisions	4	(i)	607.4	(6.6)	600.8

Total current liabilities			3,950.0	12.9	3,962.9

Non current liabilities
Interest bearing liabilities			1,213.3		1,213.3
Deferred tax liabilities	4	(f)	79.1	23.9	103.0
Provisions			317.9		317.9
Other	4	(g)	56.1	155.5	211.6

Total non current liabilities			1,666.4	179.4	1,845.8

Total liabilities			5,616.4	192.3	5,808.7

Net assets			3,736.0	(320.9)	3,415.1

Equity
Contributed equity	4	(b)	2,083.6	(15.0)	2,068.6
Reserves	4	(a),(b),(e)	485.7	(478.6)	7.1
Retained profits	4	(n)	1,166.7	172.7	1,339.4

Total equity			3,736.0	(320.9)	3,415.1

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

(c)	At the date of transition to AASB 132 and AASB 139: August 1, 2005

	Notes		July 31, 2005 AIFRS $m	1 August AIFRS Adoption $m	August 1, 2005 AIFRS $m
Current assets
Cash and cash equivalents			440.9		440.9
Trade and other receivables			557.1		557.1
Derivative financial instrument	4	(k)		9.4	9.4
Inventories			3,261.6		3,261.6

Total current assets			4,259.6	9.4	4,269.0

Non current assets
Receivables	4	(k)	51.9	(4.1)	47.8
Investments	4	(k)	144.9	(19.3)	125.6
Derivative financial instrument	4	(k)		4.3	4.3
Property, plant and equipment			3,487.8		3,487.8
Investment properties			9.6		9.6
Deferred tax assets	4	(f),(k)	449.0	0.7	449.7
Intangible assets			803.3		803.3
Retirement benefit asset			17.7		17.7

Total non current assets			4,964.2	(18.4)	4,945.8

Total assets			9,223.8	(9.0)	9,214.8

Current liabilities
Trade and other payables			3,018.8		3,018.8
Interest bearing liabilities	4	(k)	216.0	2.2	218.2
Derivative financial instrument	4	(k)		1.0	1.0
Tax liabilities			127.3		127.3
Provisions			600.8		600.8

Total current liabilities			3,962.9	3.2	3,966.1

Non current liabilities
Interest bearing liabilities	4	(k)	1,213.3	(88.6)	1,124.7
Derivative financial instrument	4	(k)		88.5	88.5
Deferred tax liabilities	4	(f),(k)	103.0	2.6	105.6
Provisions			317.9		317.9
Other			211.6		211.6

Total non current liabilities			1,845.8	2.5	1,848.3

Total liabilities			5,808.7	5.7	5,814.4

Net assets			3,415.1	(14.7)	3,400.4

Equity
Contributed equity – Ordinary shares and ReCAPS			2,068.6		2,068.6
Reserves	4	(k)	7.1	6.0	13.1
Retained profits	4	(k),(n)	1,339.4	(20.7)	1,318.7

Total equity			3,415.1	(14.7)	3,400.4

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

2.	Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)

(a)	Reconciliation of profit for the year ended July 31, 2005

	Notes		Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Continuing operations
Revenue (excluding GST)	4	(h),(m)	33,034.4	(16.2)	33,018.2
Other operating revenue (excluding finance income)	4	(h),(m)	56.1	15.8	71.9
Cost of goods sold	4	(h),(m)	(25,313.3)	8.0	(25,305.3)

Gross profit			7,777.2	7.6	7,784.8

Other income(1)	4	(e),(h),(m)	216.6	(152.1)	64.5
Proceeds from sale of business and property, plant and equipment	4	(h)	20.6	(16.8)	3.8
Net book value of businesses and property, plant and equipment	4	(h)	(68.1)	68.1
Advertising expenses	4	(h),(m)	(349.1)	52.9	(296.2)
Selling and occupancy expenses	4 (h	(d),(e),(g), ),(j),(m)	(5,394.7)	(30.0)	(5,424.7)
Administrative expenses	4 (h	(b),(d),(e), ),(i),(l),(m)	(1,208.2)	66.2	(1,142.0)
Finance income	4	(b)	32.6	(3.6)	29.0
Finance costs	4	(h),(l),(m)	(74.0)	(10.2)	(84.2)
Share of profit of joint venture accounted for using the equity method	4	(e)	8.2	28.8	37.0

Profit before income tax expense			961.1	10.9	972.0
Income tax expense	4 (h	(f),(g), ),(i),(j)	(284.9)	(1.0)	(285.9)

Profit from continuing operations			676.2	9.9	686.1
Profit from discontinued operations	4	(m)	(60.1)	11.9	(48.2)

Profit for the year			616.1	21.8	637.9

(1)	Other income as reported under AGAAP included other income, finance income and share of profit of joint venture accounted for using the equity method.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

3.	Reconciliation of Cash Flow Statements for the year ended July 31, 2005

The adoption of AIFRS has not resulted in any material adjustments to the Cash Flow Statements.

4.	Notes to the reconciliations

The following notes to the reconciliations describe the significant changes to the Company’s accounting policies on adoption of AIFRS and their impact on the Coles Group. These notes should be read in conjunction with the annual report for the year ended July 31, 2005, for a description of other accounting policies not affected by the adoption of AIFRS.

(a) AASB 1 First time adoption of Australian Equivalents to International Financial Reporting Standards

Coles Group has taken advantage of a number of exemptions from AIFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemption applies.

Under the transitional rules of AASB 1, an election has been made to reset the foreign currency translation reserve for the Coles Group to $NIL on transition to AIFRS on July 25, 2004. This election has resulted in the transfer of $47.5 million from the foreign currency translation reserve to retained profits.

(b) AASB 2 Share-based Payment

On adoption of AASB 2, equity instruments issued to employees are recognized as an expense over the relevant vesting periods. Under the previous accounting policy an expense was not recognized for equity instruments issued.

The expense is determined with reference to the fair value of the equity instruments issued. Under an optional exemption provided by AASB 1 and adopted by the Company, only those equity instruments granted after November 7, 2002 and vesting after January 1, 2005 are accounted for in this manner.

The Coles Group Employee Share Plan Trust (formerly the Coles Myer Employee Share Plan Trust) (the Trust) administers the Company’s share-based payment plans. Under AIFRS the Income Statement, Balance Sheet and Cash Flow Statements of the Trust are consolidated into the Coles Group, with appropriate elimination entries recorded.

Loans to employees made by the Trust for equity instruments are also accounted for under the optional exemption provided by AASB 1 and adopted by the Company, which applies to loans made to employees for the purchase of equity instruments prior to November 7, 2002. These loans receivable by the Trust are derecognized and adjusted against contributed equity. As the loans are settled through application of dividends related to the equity instruments or through additional loan repayments, the contributed equity is treated as not issued until settled.

(i)	Impact on the transition balance sheet – as at July 25, 2004

On transition to AIFRS, the Coles Group recognized a decrease of $2.2 million in opening retained profits to reflect the amortisation of the equity instruments issued to employees over the relevant vesting period, with a corresponding increase to an equity compensation reserve.

Consolidation of the Trust resulted in the elimination of loans receivable by the Coles Group from the Trust of $29.7 million, recognition of a tax liability of $5.7 million, a decrease in contributed equity for treasury shares in the Company of $12.3 million and loans to employees of $21.6 million, off-set by the consolidation of retained profits in the Trust of $1.5 million.

(ii)	Impact on the year ended July 31, 2005

The Coles Group has recognized an additional amount of $5.4 million as remuneration expense, included in administrative expenses, with a corresponding increase to the equity compensation reserve.

Consolidation of the Trust resulted in the elimination of loans receivable by the Coles Group from the Trust of $16.0 million, with corresponding recognition of: the impact of historical gains on disposal of shares of $3.4 million by the Trust and loans to employees of $18.4 million as a decrease in contributed equity; a tax liability of $2.1 million; retained losses in the Trust of $3.4 million (adjusted for historical transactions between Coles Group Limited and the Trust); and the results of the Trust of $3.6 million finance expense, $0.1 million of administrative income, and elimination of $3.7 million of inter-company dividends. The finance expense of $3.6 million was reclassified to finance income, to ensure appropriate elimination of inter-company balances on consolidation.

(c) AASB 138 Intangible Assets

Under the previous policy, Coles Group recognized liquor licenses on acquisition. Under AIFRS, whilst liquor licenses meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance has been transferred to goodwill under transitional provisions contained in AASB 1.

Under the previous policy, Coles Group recognized computer software as property, plant and equipment. Under AASB 138 where computer software is not an integral part of the computer hardware it is required to be recognized as an intangible asset.

(i)	Impact on the transition balance sheet – as at July 25, 2004

On transition to AIFRS, the balance of liquor licences for the Coles Group of $298.8 million has been transferred to goodwill. In addition, there was a reclassification of $74.7 million from property, plant and equipment to intangible assets in relation to computer software for the Coles Group.

(ii)	Impact on the year ended July 31, 2005

An additional reclassification of $77.6 million was made from property, plant and equipment to intangible assets.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

4.	Notes to the reconciliations (continued)

(d) AASB 3 Business Combinations

The Company has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to AIFRS. As noted at item (c) above, liquor licenses acquired as part of a business combination are not recognized separately as an intangible asset. Accordingly, liquor licenses acquired after the transition to AIFRS have been recognized as goodwill or incorporated in property values where relevant.

Under the previous accounting policy goodwill was amortized over the period in which the benefits were expected to arise. Under AASB 3, goodwill is no longer amortized, but instead is subject to impairment testing at each reporting date.

(i)	Impact on the transition balance sheet – as at July 25, 2004

On transition to AIFRS, goodwill was decreased by $14.4 million to align goodwill as reported for the purposes of filing the Full Financial Report in Australia, with goodwill as reported under AGAAP for the purposes of filing the Company’s Form 20F.

In addition, a deferred tax liability of $16.5 million was recognized by the Coles Group for gaming licences and brand names, with opening retained profits reduced accordingly.

(ii)	Impact on the year ended July 31, 2005

Amortisation expense, as reported in administrative expenses, for the Coles Group decreased by $18.4 million, with a corresponding increase to the goodwill balance.

The Coles Group acquired seven hotels and freehold properties. Under the previous policy liquor licences were recognized as an intangible asset. Under AASB 138, $48.0 million of liquor licences have not met the criteria for separate recognition as an intangible asset and have been recorded as goodwill.

The Coles Group disposed of Queensland hotels including associated liquor licences. Under AIFRS, profit on disposals, as reported in selling and occupancy expenses, increased by $1.2 million, owing to the fact that liquor licences acquired as part of a business combination are no longer recognized separately as an intangible asset, with a corresponding increase to goodwill.

Gaming licences valued at $22.2 million have been recognized separately as an intangible asset by the Coles Group with a corresponding decrease to property, plant and equipment. A related deferred tax liability of $6.7 million has been recorded, resulting in a corresponding increase to goodwill.

(e) AASB 116 Property, Plant and Equipment and AASB 140 Investment Property

Under Coles Group’s previous accounting policy freehold land and buildings and investment properties were measured at their fair value. Under AIFRS the Company has elected to measure freehold land and buildings at cost and investment properties at fair value.

Under Coles Group’s previous accounting policy fair value increments and decrements, to the extent that they offset a previous increment in the same class of assets, were recorded in the asset revaluation reserve. Under AIFRS, changes in the fair value of investment properties are recognized in the Income Statement on an asset by asset basis. As a result, under AIFRS the asset revaluation reserve will no longer be utilized, and it has been transferred to retained profits.

Under Coles Group’s previous accounting policy proceeds on sale of non current assets are to be included as revenue. Under AIFRS, the net profit/(loss) on sale will be disclosed in the Income Statement.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the Company’s own use.

Under AASB 5, where it is highly probable that assets will be sold within 12 months, those assets should be classified as current assets.

(i)	Impact on the transition balance sheet – as at July 25, 2004

Coles Group has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result for the Coles Group, freehold property has reduced by $31.1 million, investment property has reduced by $3.8 million, with a corresponding reduction in the asset revaluation reserve by $34.9 million. Other freehold properties have been recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1.

On transition, the remaining asset revaluation reserve for the Coles Group of $442.8 million, after reduction for reversal of revaluation to property, plant and equipment separately detailed, has been transferred to retained profits.

As a result of the change in definition of an investment property, on transition the Coles Group reclassified $48.2 million from investment property to freehold property.

On transition, the Coles Group increased deferred tax liabilities and reduced opening retained profits by $5.4 million in relation to tax base differences on buildings.

(ii)	Impact on the year ended July 31, 2005

The Coles Group recorded $83.8 million of property acquisitions as investment property under the previous policy during the year ended July 31, 2005. Under AASB 140, these properties have been reclassified as freehold property.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

4.	Notes to the reconciliations (continued)

(e) AASB 116 Property, Plant and Equipment and AASB 140 Investment Property (continued)

(ii) Impact on the year ended July 31, 2005 (continued)

An increase of $28.8 million was recognized in Coles Group’s share of net profit from the CMS General Trust, with a corresponding decrease recognized in the asset revaluation reserve. Other revaluation amounts recorded for AGAAP by the Coles Group in the asset revaluation reserve were also adjusted to the Income Statement and resulted in an increase to administrative expenses of $12.7 million and $1.4 million for decrements in the value of freehold property and investment property respectively. Reported other income by the Coles Group increased by $0.2 million as a result of increments in the value of investment property reclassified from the asset revaluation reserve.

As a result of elections made to restate certain freehold properties to their depreciated historical cost, freehold property for the Coles Group has reduced by $41.2 million for increments recognized during the year ended July 31, 2005, with a corresponding reduction in the asset revaluation reserve by $41.2 million.

As a result of the reclassification from investment to freehold property, depreciation expense reported in selling and occupancy expenses for the Coles Group, increased by $0.8 million and loss on disposal of freehold property, reported in administrative expenses, decreased by $0.9 million due to the lower carrying value under AIFRS. Property, plant and equipment increased by $0.1 million in total.

(f) AASB 112 Income Taxes

Under the previous accounting policy deferred tax balances were determined using the Income Statement method. Items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes could not be recognized directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity’s assets and liabilities in the Balance Sheet and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognized directly in equity are also recognized directly in equity.

The Coles Group has recorded additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the Income Statement approach. Refer (d)(i) and (e)(i).

The net effect on deferred tax assets is summarized below:

	Notes		July 31, 2005 $m	July 25, 2004 $m
Leases	(g	)	46.6	43.0
Revenue	(h	)	3.4	3.2
Employee benefits	(i	)	(3.6)	(2.8)
Impairment of assets	(j	)	32.7	36.4
Other reclassifications			(1.4)

Increase in deferred tax assets			77.7	79.8

Financial instruments(1)	(k	)	0.7

The net effect on the deferred tax liabilities is summarized below:

	Notes		July 31, 2005 $m	July 25, 2004 $m
Business combinations	(d	)	23.2	16.5
Property	(e	)	5.4	5.4
Revenue	(h	)	(8.6)	(6.8)
Employee benefits	(i	)	3.6	2.8
Other reclassifications			0.3

Increase in deferred tax liabilities			23.9	17.9

Financial instruments(1)	(k	)	2.6

(1)	On adoption of AASB 132 and AASB 139 on August 1, 2005 a deferred tax liability of $2.6 million and a deferred tax asset of $0.7 million were recognized.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

4.	Notes to the reconciliations (continued)

(g) AASB 117 Leases

Under the previous accounting policy, lease payments on operating leases were expensed as they were incurred. Under AASB 117, where leases include fixed rental increases, the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation, factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease, rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease, when rental expense is required to be less than rental payments.

Under the previous accounting policy, lease incentives received from landlords at the inception of leases were deferred and amortized over the period of the lease, up to the first market rent review. Under AASB 117, lease incentives are amortized over the lease term. This has resulted in incentives being amortized over a longer period.

(i)	Impact on the transition balance sheet – as at July 25, 2004

As a result of the change in accounting treatment for fixed rental increases, on transition to AIFRS the Coles Group recognized a liability of $112.0 million, a deferred tax asset of $33.6 million, and opening retained profits decreased by $78.4 million.

As a result of the change in accounting treatment for lease incentives, on transition to AIFRS deferred income increased by $31.3 million, deferred tax assets increased by $9.4 million, and opening retained profits decreased by $21.9 million for the Coles Group.

(ii)	Impact on the year ended July 31, 2005

The liability for fixed rental increments for the Coles Group was increased by $12.9 million to $124.9 million, resulting in an increase to rental expense, as included in selling and occupancy expenses, of $12.9 million and a tax benefit of $3.9 million, with recognition of a related deferred tax asset of $3.9 million.

As a result of the change in accounting treatment for lease incentives, the AIFRS adjustment for deferred income recognized at July 25, 2004 by the Coles Group was decreased by $0.7 million, resulting in a benefit to rental expense, as reported in selling and occupancy expense, of $0.7 million and a tax expense of $0.3 million, with a decrease to the related deferred tax asset of $0.3 million.

(h) AASB 118 Revenue

Under the previous accounting policy, non-merchandise allowances and rebates were recorded as revenue. Under AIFRS these items have been offset against the related expense.

Under the previous accounting policy, revenue for rental income was recognized as non-operating revenue. Under AIFRS rental income is considered to be operating revenue.

Under the previous accounting policy, proceeds less the net written-down value of assets disposed were recognized as other income, regardless of whether this resulted in a net gain or loss. Under AIFRS only net gains by classification can be recognized in other income.

Under the previous accounting policy, ‘lay-by’ transactions were recognized at the point of sale. Under AASB 118, lay by transactions are recognized at a later date when the customer satisfies all payment obligations and takes possession of the merchandise.

Under the previous accounting policy, sales were recognized net of sales returns, however, at the reporting date a provision for sales returns was not recorded. Under AASB 118, a provision for sales returns must be recognized.

(i)	Impact on the transition balance sheet – as at July 25, 2004

On transition to AIFRS, all outstanding lay-by transactions have been derecognized by the Coles Group. Receivables decreased by $127.2 million, inventory increased by $99.0 million, accrued liabilities increased by $5.1 million, and deferred tax liabilities decreased by $6.8 million. The net impact of this was to reduce opening retained profits by $26.5 million.

On transition to AIFRS, the Coles Group recognized a provision for sales returns of $10.8 million, a deferred tax asset of $3.2 million, and a reduction to opening retained profits of $7.6 million.

(ii)	Impact on the year ended July 31, 2005

De-recognition of lay-by transactions for the Coles Group resulted in a further decrease to receivables of $14.2 million, and deferred tax liabilities of $1.8 million, while inventory and accrued liabilities increased by a further $7.6 million and $0.8 million respectively. The impact of this was to reduce sales by $15.9 million, cost of goods sold by $8.6 million and tax expense by $1.8 million.

As a result of the recognition by the Coles Group of an additional sales provision in accrued liabilities of $0.7 million, deferred tax assets increased by $0.2 million. The impact of this was to decrease sales by $1.5 million and cost of goods sold by $0.8 million, with a related income tax benefit of $0.2 million.

In addition, to reclassify the non-merchandise allowances and rebates for the Coles Group from revenue to off-set the related expenses it was necessary to decrease other income by $164.4 million, with corresponding decreases in advertising expenses of $66.8 million, selling and occupancy expenses of $27.7 million and administrative expenses of $69.9 million.

Lease rental income for the Coles Group of $27.2 million was reclassified from other income to other operating revenue. Other commissions for the Coles Group of $1.4 million previously reported as other operating revenue were reclassified to other income.

Under the previous accounting policy, $50.4 million of proceeds for the Coles Group, adjusted for the net written-down value of assets disposed, was recognized as other income. Under AIFRS, the net loss of $51.3 million for the Coles Group has been transferred to selling and occupancy expenses of $49.3 million, and administrative expenses of $2.0 million.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

4.	Notes to the reconciliations (continued)

(i) AASB 119 Employee Benefits

Under the previous accounting policy, an asset or liability was not recognized for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119, net surpluses or deficits that arise within the defined benefit superannuation plan must be recognized as an asset or liability in the Balance Sheet.

Under AASB 119, Coles Group has elected to recognize actuarial gains and losses directly in retained profits. Other components of retirement benefit costs have been recognized in the Income Statement.

Under the previous accounting policy, liabilities for annual leave entitlements were accrued at nominal amounts and were not discounted. Under AASB 119, leave entitlements are discounted.

(i)	Impact on the transition balance sheet – as at July 25, 2004

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to AIFRS, the Coles Group recognized a defined benefit superannuation asset of $9.4 million, a deferred tax liability of $2.8 million, and opening retained profits increased by $6.6 million.

As a result of the change in accounting treatment for annual leave entitlements, the provision for employee entitlements of the Coles Group decreased by $9.4 million, deferred tax assets decreased by $2.8 million, and opening retained profits increased by $6.6 million.

(ii)	Impact on the year ended July 31, 2005

The defined benefit superannuation asset of the Coles Group increased by a further $8.3 million to $17.7 million, resulting in a reduction in defined benefit expense, as included in administrative expenses, of $5.7 million, an increase to retained profits of $1.8 million (net of tax expense of $0.8 million), recognition of an income tax expense of $1.7 million with a corresponding increase to deferred tax liability of $0.8 million and reduction in deferred tax asset of $1.7 million.

As a result of the change in accounting treatment for annual leave entitlements, the AIFRS adjustment to provision for employee entitlements recognized by the Coles Group at July 25, 2004 of $9.4 million was decreased by $2.8 million, with a corresponding increase in annual leave expense, as included in administrative expenses. The related deferred tax asset increased by $0.9 million, resulting in a tax benefit of $0.9 million.

(j) AASB 136 Impairment of Assets

Under the previous accounting policy, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, was the brand. In addition, an assessment is made of the carrying value of clearly redundant assets using discounted cash flows. The Coles Group’s interpretation of AASB 136 is that the CGU, and the level at which impairment is assessed on store assets, is an individual store. Therefore, impairment is assessed by comparing the carrying value of store assets to their recoverable amount. Intangible assets, including goodwill, which are not subject to amortization are tested for impairment annually based on a grouping of CGUs.

(i)	Impact on the transition balance sheet – as at July 25, 2004

On transition to AIFRS the carrying value of plant and equipment decreased by $121.4 million, deferred tax assets increased by $36.4 million, and opening retained profits decreased by $85.0 million.

(ii)	Impact on the year ended July 31, 2005

At July 31, 2005 the adjustment for AIFRS to the carrying value of plant and equipment reversed by $12.3 million, resulting in a net reduction in selling and occupancy expenses of $8.6 million, net of a tax expense of $3.7 million. Accordingly deferred tax assets decreased by $3.7 million.

(k) AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement

Coles Group has adopted the exemption available under AASB 1 to apply AASB 132 and AASB 139 from August 1, 2005. This allows Coles Group to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

From August 1, 2005, Coles Group complied with AASB 132 and AASB 139. Under AASB 139 derivative financial instruments are recorded on the balance sheet and measured at fair value. In the case of cash flow hedges, where hedge effectiveness tests are met, changes in fair value will be recognized directly in equity and recycled through the Income Statement when the underlying hedged item is recorded in the Income Statement. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognized directly in the Income Statement. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in the Income Statement.

Under the Company’s previous accounting policy, borrowing costs were recorded in non current assets and amortized on a straight-line basis in the Income Statement. Under AIFRS, interest bearing liabilities are recorded net of related borrowing costs. These borrowing costs are amortized in the Income Statement using the effective interest rate methodology.

The Company had on issue 7,000,000 ReCAPS that were treated as equity. On July 12, 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 were not applicable until August 1, 2005, and accordingly, there was no impact on the treatment of the ReCAPS.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

4.	Notes to the reconciliations (continued)

(k) AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement (continued)

(i)	Impact on the transition balance sheet – as at August 1, 2005

On transition to AIFRS, the Coles Group recognized a current derivative financial asset of $8.6 million, a deferred income tax liability of $2.6 million, and a cash flow hedge reserve of $6.0 million.

In addition to appropriately record the Coles Group’s hedging activity, the Coles Group recognized current and non current derivative financial assets of $0.8 million and $4.3 million respectively, current and non current derivative financial liabilities of $1.0 million and $1.8 million respectively, an increase to current and non current interest bearing liabilities of $2.2 million, a deferred tax asset of $0.7 million, and retained profits was reduced by $1.4 million. The net fair value adjustments of $86.7 million on currency swap hedges of foreign currency borrowings were reclassified from non current interest bearing liabilities to non current derivative financial liabilities.

Unamortized borrowing costs of $4.1 million were reclassified from non current receivables to non current interest bearing liabilities.

Under the previous accounting policy, the investment in Agentrics (formerly GNX) was valued at historical cost, with its value being assessed based on the cost savings to the business. Under AIFRS the investment is carried at fair value, which is determined based on expected future cash flows from dividends and the final sale of the shares. No such cash flows are anticipated. Accordingly, the investment of $19.3 million was written-off against retained profits on August 1, 2005.

(l) AASB 137 Provisions, Contingent Liabilities and Contingent Assets

Under the current accounting policy long-term provisions are calculated annually and the movement is taken to the respective related expense. Under AASB 137, where discounting is used, the carrying amount of a provision increases each period to reflect the passage of time. This increase is recognized as a finance cost.

(i) Impact on the year ended July 31, 2005

For the year ended July 31, 2005 expenses of $11.3 million was classified as finance costs rather than as an administrative expense.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

Note 40 Explanation of transition to Australian Equivalents to IFRS (continued)

4.	Notes to the reconciliations (continued)

(m) Allocation of AIFRS Income Statement adjustments to discontinued operations

Profit from discontinued operations for the year ended July 31, 2005 comprises:

	Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Revenue from sale of goods	3,150.8	(1.2)	3,149.6
Other operating revenue	41.2	10.0	51.2
Cost of goods sold	(1,973.5)	1.4	(1,972.1)

Gross profit	1,218.5	10.2	1,228.7

Other income	46.8	(37.9)	8.9
Advertising expenses	(125.4)	13.9	(111.5)
Selling and occupancy	(905.0)	8.9	(896.1)
Administrative expenses	(313.5)	15.8	(297.7)
Finance costs		(1.1)	(1.1)

Profit before income tax expense	(78.6)	9.8	(68.8)
Income tax expense	18.5	2.1	20.6

Profit for the year	(60.1)	11.9	(48.2)

(n) Retained profits

The effect on retained profits of the changes set out above are as follows:

	Notes	July 31, 2005 $m	July 25, 2004 $m
Foreign currency translation reserve	(a)	47.5	47.5
Asset revaluation reserve	(e)	(442.8)	(442.8)
Share-based payments – options	(b)	7.6	2.2
Share-based payments – Trust consolidation	(b)	3.2	3.4
Business combinations	(d)	(5.2)	14.4
Property	(e)	(15.0)
Income taxes	(d),(e),(f)	21.9	21.9
Leases	(g)	108.9	100.3
Revenue	(h)	40.1	34.1
Employee benefits	(i)	(17.0)	(13.2)
Impairment of assets	(j)	76.4	85.0
Other		1.7	1.7

Impact on retained profits at end of period		(172.7)	(145.5)
Financial instruments(1)	(k)	20.7

Impact on retained profits at August 1, 2005		(152.0)

(1)	Additionally, on the adoption of AASB 132 and AASB 139 on August 1, 2005 there was a reduction in retained profits of $20.7 million.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures

The Financial Report of the Coles Group is prepared in accordance with the International Financial Reporting Standards as adopted in Australia (AIFRS). The financial statements also comply with International Financial Reporting Standards (IFRS), and interpretations adopted by the International Accounting Standards Board. The financial information and reconciliations presented in this note set forth certain financial information that would have been presented if Generally Accepted Accounting Principles (US GAAP) had been applied instead of IFRS.

1.	Reconciliation to US GAAP

(a) Consolidated income statements

The following is a summary of the significant adjustments to consolidated net profit for the years ended July 30, 2006 and July 31, 2005 that would be required if US GAAP had been applied instead of IFRS.

	Notes	2006 52 weeks A$m	2005 53 weeks A$m
Net profit, as reported in the Consolidated Income Statements		1,163.6	637.9
Adjustments required to accord with US GAAP:
Goodwill - amortization adjustment	4(a)(i)	(4.9)
Goodwill - decrease in gain on sale of licensed premises	4(a)(iii)	(1.1)	(1.2)
Revaluation of properties	4(c)	(11.2)	(26.3)
Gains on sales of properties which are leased back	4(d)	128.6	15.3
Compensation expense on share issues to employees	4(e)	(22.7)	(6.1)
Compensation expense on option issues to employees	4(f)	(5.3)	(7.1)
Adjustment to retirement benefit costs	4(g)	4.2	11.1
Onerous New Zealand contracts	4(i)		(6.6)
Hedging instruments	4(j)	(30.3)	1.8
Effect of change in accounting policy for ReCAPS	4(k)		(66.6)
Megamart divestment costs	4(l)	(34.1)	34.1
Impairment of assets	4(m)	(53.0)	(85.4)
Strategic initiative costs	4(n)	83.7
Income tax liabilities - brand names and gaming licenses	4(h)	(7.0)
Prior year misstatements restated under SAB 108 during the year ended July 30, 2006	3		11.6

Net profit, according to US GAAP before cumulative effect of change in accounting principle		1,210.5	512.5
Cumulative effect of change in accounting principle for valuation of acquired intangible assets, other than goodwill, net of income tax benefit of A$NIL	4(a)(iv)	(318.2)

Net profit, according to US GAAP		892.3	512.5

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

1.	Reconciliation to US GAAP (continued)

(b) Earnings per share – per US GAAP

	2006 52 weeks A$m	2005 53 weeks A$m
(i) Net profit, according to US GAAP, used to determine earnings per share
Net profit from continuing operations, according to US GAAP - before cumulative effect of change in accounting principle	526.8	544.7
Net profit from discontinued operations, according to US GAAP - before cumulative effect of change in accounting principle	683.7	(32.2)

Net profit, according to US GAAP before cumulative effect of change in accounting principle	1,210.5	512.5

Cumulative effect on continuing operations of change in accounting principle	(318.2)
Cumulative effect on discontinued operations of change in accounting principle

Cumulative effect of change in accounting principle	(318.2)

Net profit from continuing operations	208.6	544.7
Net profit from discontinued operations	683.7	(32.2)

Net profit, according to US GAAP	892.3	512.5

(ii) Basic earnings per share calculated in accordance with US GAAP (in A$):
Net profit from continuing operations – before cumulative effect of change in accounting principle	0.43	0.45
Net profit from discontinued operations – before cumulative effect of change in accounting principles	0.55	(0.03)

Net profit before cumulative effect of change in accounting principles	0.98	0.42

Cumulative effect on continuing operations of change in accounting principle	(0.26)
Cumulative effect on discontinued operations of change in accounting principle

Cumulative effect of change in accounting principle	(0.26)

Net profit from continuing operations	0.17	0.45
Net profit from discontinued operations	0.55	(0.03)

Net profit	0.72	0.42

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

1.	Reconciliation to US GAAP (continued)

(b) Earnings per share – per US GAAP (continued)

	2006 52 weeks A$m	2005 53 weeks A$m
(iii) Diluted earnings per share calculated in accordance with US GAAP (in A$):
Net profit from continuing operations – before cumulative effect of change in accounting principle	0.42	0.44
Net profit from discontinued operations – before cumulative effect of change in accounting principles	0.54	(0.03)

Net profit before cumulative effect of change in accounting principles	0.96	0.41

Cumulative effect on continuing operations of change in accounting principle	(0.25)
Cumulative effect on discontinued operations of change in accounting principle

Cumulative effect of change in accounting principle	(0.25)

Net profit from continuing operations	0.17	0.44
Net profit from discontinued operations	0.54	(0.03)

Net profit	0.71	0.41

(iii) Weighted average number of shares (‘000s) used as the denominator
Weighted average number of shares used as the denominator in calculating basic earnings per share	1,246.0	1,225.6
Options	12.6	13.2
Other	0.3	0.1

Weighted average number of shares used as the denominator in calculating diluted earnings per share	1,258.9	1,238.9

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

1.	Reconciliation to US GAAP (continued)

(c) Consolidated shareholders’ equity

The following is a summary of the significant adjustments to consolidated shareholders’ equity as at July 30, 2006 and July 31, 2005 that would be required if US GAAP had been applied instead of IFRS.

	Notes	2006 A$m	2005 A$m
Consolidated shareholders’ equity as reported in the balance sheets		3,598.0	3,415.1
Cumulative adjustments required to accord with US GAAP:
Goodwill – amortization adjustment	4(a)(i)	46.1	51.0
Goodwill – decrease in gain on sale of licensed premises	4(a)(iii)	(2.3)	(1.2)
Goodwill – change in accounting principle for valuation of acquired intangible assets, other than goodwill	4(a)(iv)	(318.2)
Accumulated amortization of other intangibles adjustment	4(b)	2.9	2.9
Revaluation of properties	4(c)	(71.5)	(60.3)
Building depreciation charged on investment properties	4(c)	(9.2)	(9.2)
Gains on sales of properties which are leased back	4(d)	(39.8)	(168.4)
Compensation expense on share issues to employees	4(e)	(86.7)	(74.0)
Compensation expense on option issue to employees	4(f)	(1.1)	(3.0)
Adjustment to retirement benefit costs of A$25.8 million (2005 A$32.2 million), net of income tax benefit of A$11.1 million (2005 A$13.8 million), calculated under US GAAP	4(g)	(52.6)	(44.6)
Hedging instruments	4(j)	(12.3)	8.5
Megamart divestment costs	4(l)		34.1
Impairment of assets	4(m)	(33.7)
Strategic initiative costs	4(n)	83.7
Income tax liabilities – brand names and gaming licenses	4(h)	9.5	16.5
Income tax liabilities – buildings acquired in a business combination	3(vii),4(h)	5.4	5.4
Prior year misstatements restated under SAB 108 during the year ended July 30, 2006	3		128.4

Consolidated shareholders’ equity, according to US GAAP		3,118.2	3,301.2

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

1.	Reconciliation to US GAAP (continued)

(d) Roll forward analysis of shareholders’ equity

	Notes	2006 A$m
Balance at start of the year, according to US GAAP		3,301.2
Cumulative effect of change in accounting policy for assessment of prior year misstatements – SAB 108, net of income tax benefit of A$56.5 million	3	(128.4)

Balance at start of the year, according to US GAAP - restated		3,172.8
Net profit, according to US GAAP		892.3
Exchange differences on translation of foreign operations (note 28)		(7.3)
Exercise of options (note 29)		120.4
Conversion of partly paid shares (note 29)		0.1
Equity settled business acquisition (note 29)		200.5
Off-market buy-back (note 27)		(838.9)
Share-based payments options		29.4
Contribution of equity under the Employee Share Plan (note 29)		2.0
Equity dividends (note 29)		(453.1)

Balance at the end of the year, according to US GAAP		3,118.2

(e) Consolidated financial position

	2006 A$m	2005 A$m
Material adjustments to accord with US GAAP would cause the following line items appearing in the balance sheets to be disclosed as:
Receivables (non current)	17.7	17.6
Property, plant and equipment	3,079.8	3,418.9
Investment properties	7.6	9.6
Intangible assets, net	1,139.4	849.3
Interest bearing liabilities (non current)	991.5	1,209.2
Provisions (non current)	310.5	294.1
Other liabilities (non current)	320.9	356.7
Issued capital	2,163.6	2,090.1
Reserves and retained profits	954.6	1,211.1

*	Certain US GAAP financial position measures in the comparative period ended July 31, 2005 have been reclassified to conform to current period disclosures. These reclassifications include:

•	decrease in other non current receivables of $4.1 million, with a corresponding decrease in non current interest bearing liabilities;

•	increase in intangible assets of $174.5 million, decrease in investment properties of $135.8 million, and a decrease in property, plant and equipment of $38.7 million;

•	increase in deferred tax asset of $12.6 million, decrease in deferred tax liability of $1.2 million, with a corresponding increase in other non current liabilities; and

•	decrease in issued capital of $12.9 million, with a corresponding increase reserves and retained profits.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

2.	Basis of presentation

(a) Consolidated statement of cash flows

The Consolidated Statements of Cash Flows on page F-5 has been prepared in accordance with AIFRS, the objective and principles of which are similar to those set out in US GAAP. The principal differences between the standards relate to the definition of cash and cash equivalents.

Cash and cash equivalents under AIFRS, as defined on page F-6 includes cash at bank, cash on hand, and bank deposits, net of any bank overdraft. For the purpose of reporting in accordance with US GAAP, cash and cash equivalents includes cash at bank, cash on hand, and bank deposits. Instead any net activity through the bank overdraft should be reported as a component of cash flow from financing.

(b) Glossary of terms

To assist US readers in understanding unfamiliar terms, the following glossary is presented.

Australian terminology	United States equivalent
Total equity	Stockholders’ equity

Ordinary shares	Common stock

Reserves (forms part of equity)	Appropriated surplus of retained earnings

Provision	Accrued liability or reserve - (can represent either accrued liability or estimated depletion in the cost of an asset)

Net profit	Net income

Retained profits	Retained earnings

Bonus share issue	Stock dividend

Controlled entity	Subsidiary

Foreign currency translation reserve	Cumulative translation adjustment

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

3.	Cumulative effect of change in accounting policy for assessment of prior year misstatements – SAB 108

During the financial year ended July 30, 2006, Coles Group undertook a process of transitioning its financial reporting under Australian Generally Accepted Accounting Principles (AGAAP) to reporting according to AIFRS. As a result, a number of previously unadjusted US GAAP accounting errors required adjustment. In accordance with the transitional rules of Staff Accounting Bulletin (SAB) 108 Considering the Effects of Prior Year Misstatements When Quantifying in Current Year Financial Statements and SAB 99 Materiality, the impact of these accounting errors on previously reported US GAAP measures has been consistently assessed, using the ‘rollover’ approach, as immaterial. The revised rules under SAB 108, requires accounting errors to be assessed using a combination of the ‘rollover’ and ‘iron curtain’ approaches. Using the ‘iron curtain’ approach, a number of adjustments previously assessed as immaterial under the ‘rollover’ approach are considered material. The Company has elected, as permitted under the transitional rules of SAB 108, to make a one off cumulative adjustment in the current year to restate prior year errors, with the effect of these errors being included in the reported opening assets and liabilities at the beginning of the year, and the off-setting adjustment recognized in opening shareholders’ equity.

The following table summarizes the cumulative effect on shareholders’ equity of applying the transitional provisions included in SAB 108 up to August 1, 2005:

	Notes		Period in which the misstatement originated		Adjustment recorded as of August 1, 2005 A$m
			Cumulative adjustment prior to July 25, 2004 A$m	Net profit for the period ended July 31, 2005 A$m
Lease incentive income	(i	)	4.4	1.4	5.8
Lease commitments – straight-lining of escalating lease payments	(ii	)	78.4	9.0	87.4
Revenue recognition – lay by sales	(iii	)	26.5	5.5	32.0
Revenue recognition – sales return provision	(iv	)	7.6	0.5	8.1
Hedging instruments	(v	)	(3.5)	(5.5)	(9.0)
Other immaterial adjustments
- Impairment of store assets	(vi	)		0.4	0.4
- Deferred tax assets and liabilities	(vi	)	1.3	0.3	1.6

Impact on retained profits			114.7	11.6	126.3

Impact of consolidation of the Employee Share Plan Trust on issued capital	(vi	)			2.1

Total impact on shareholders’ equity, according to US GAAP					128.4

(i) Lease incentive income

In our previous financial statements, the US GAAP adjustment to recognize lease incentives received from landlords over the lease term was misstated owing to an incorrect assessment of the lease term.

The cumulative effect of the correction at July 31, 2005 was to recognize a liability for deferred income of $14.9 million, a deferred tax asset of $9.1 million, with a corresponding decrease to opening retained profits of $4.4 million and net profit of $1.4 million (net of income tax charge of $0.3 million).

(ii) Lease commitments – straight-lining of escalating lease payments

In our previous financial statements, the US GAAP adjustment for the straight-lining of lease payments was not recorded due to the misapplication of US GAAP. Instead operating lease rentals were expensed in net profit in accordance with payments made under such leases, with no distinction made between base lease payments and contingent lease payments.

The cumulative effect of this correction at July 31, 2005 was to recognize a liability of $124.9 million, a deferred tax asset of $37.5 million, with a corresponding decrease to opening retained profits by $78.4 million and net profit of $9.0 million (net of an income tax benefit of $3.9 million).

(iii) Revenue recognition – lay by sales

In our previous financial statements, the US GAAP adjustment for lay by sales was not recorded due to the misapplication of US GAAP. Instead these sales were recognized in net profit and revenue in full at the point of sale.

The cumulative effect of this correction at July 31, 2005 was to decrease receivables by $141.4 million, increase inventory by $106.6 million, increase accrued liabilities by $5.8 million, decrease deferred tax liabilities by $8.6 million, with a corresponding decrease to opening retained profits of $26.5 million and net profit of $5.5 million (net of income tax benefit of $1.8 million).

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

3.	Cumulative effect of change in accounting policy for assessment of prior year misstatements (continued)

(iv) Revenue recognition – sales return provision

In our previous financial statements, a US GAAP adjustment to recognize a provision, where the transacted sale included a right of return, was not recorded due to the misapplication of US GAAP. Instead these sales were recognized in net profit and revenue in full at the point of sale.

The cumulative effect of this correction at July 31, 2005 was to recognize a provision for sales returns of $11.5 million in accrued liabilities, a deferred tax asset of $3.4 million, with a corresponding decrease to opening retained profits of $7.6 million and net profit of $0.5 million (net of income tax benefit of $0.2 million).

(v) Hedging instruments

The Coles Group uses derivatives as a means of hedging foreign exchange risks. In our previous financial statements, the US GAAP adjustment to recognize these derivatives at fair value was incorrectly calculated. This miscalculation largely arose as derivatives related to the importing of merchandise were omitted from the calculation and merchandise recorded at hedged rates of exchange for the purpose of reporting under AIFRS had not been revalued to the rates of exchange prevailing at the date of acquiring the merchandise.

The cumulative effect of the correction at July 31, 2005 was to recognize an increase to inventory of $1.1 million, current derivative financial assets of $8.6 million, deferred income tax liabilities of $2.9 million, net profit of $3.3 million (net of income tax expense of $1.5 million) and opening retained profits of $3.5 million.

In addition, in our previous financial statements, the US GAAP adjustment to recognize interest rate swaps at fair value for the year ended July 31, 2005 was incorrectly calculated.

The cumulative effect of this correction at July 31, 2005 was to recognize a decrease to accrued liabilities (as reported in trade and other payables in the prior year) of $3.1 million, a decrease to deferred tax assets of $0.9 million, with a corresponding increase to net profit of $2.2 million (net of income tax expense of $0.9 million).

(vi) Other immaterial adjustments

As part of the project to transition to AIFRS, all AIFRS to US GAAP reconciling items have been reviewed. This review has resulted in the identification of a number of immaterial items for correction.

•	Impairment of store assets

In our previous financial statements, the US GAAP adjustment to recognize the impairment of store assets was incorrectly calculated owing to the identification of late adjustments as part of the finalization of the adoption of AIFRS.

The cumulative effect of this correction at July 31, 2005 was a decrease to property, plant and equipment of $0.6 million and deferred tax assets of $0.2 million, resulting in a decrease to net profit of $0.4 million (net of income tax benefit of $0.2 million).

•	Deferred tax assets and liabilities

In addition, in our previous financial statements, the US GAAP adjustment to recognize temporary differences in accordance with SFAS 109 Accounting for Incomes Taxes (SFAS 109) was incorrectly calculated.

The cumulative effect of this correction at July 31, 2005 was a decrease to deferred tax assets of $1.4 million, an increase to deferred tax liabilities of $0.2 million, resulting in a decrease to opening retained profits of $1.3 million and a decrease to net profits of $0.3 million.

•	Consolidation of the Employee Share Plan Trust (ESPT)

In our previous financial statements, the US GAAP adjustments to effect the consolidation of the ESPT were incorrect, owing to the omission of the tax payable by the Trust on gains from the Company’s own shares which were recognized in issued capital.

The cumulative effect of this correction at July 31, 2005 was to recognize a cumulative increase in tax liabilities of $2.1 million and a decrease to issued capital of the corresponding amount.

(vii) Income tax liabilities-buildings acquired in a business combination

In our previous financial statements, the US GAAP adjustment to recognize the temporary difference on buildings acquired in a business combination, which are in use, was not recognized due to a misapplication of US GAAP.

The cumulative effect of this correction at July 31, 2005 was to recognize a deferred tax liability of $5.4 million and an increase to goodwill of $5.4 million.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments

(a) Goodwill

(i) Goodwill amortization

For the purposes of reporting under US GAAP, from July 1, 2002 amortization of goodwill ceased, and instead was replaced with a requirement to test for impairment at least annually, or when conditions warrant.

Under AIFRS goodwill is also subject to testing for impairment at least annually, or when conditions warrant.

Under the previous AGAAP, goodwill was amortized over a period not exceeding 20 years. On adoption of AIFRS, goodwill amortization charged from July 25, 2004 was reversed in accordance with the transitional provisions of AIFRS.

As such the accounting treatment of goodwill under AIFRS and US GAAP are aligned, apart from a permanent historical difference for the period from July 1, 2002 to July 25, 2004. During the year ended July 30, 2006 this permanent historical difference has been reduced owing to the disposal of Myer.

(ii) Recognition of liquor licenses

Under the previous AGAAP, the Company recognized liquor licenses on acquisition. Under AIFRS, whilst liquor licenses meet the definition of separable intangible assets, they are not able to be reliably measured separate from the acquired business or premises. Therefore on adoption of AIFRS, the previously recorded liquor license balance recognized under AGAAP was transferred to goodwill under the transitional provisions of AASB 1.

For the purpose of reporting under US GAAP, liquor licenses, which meet the definition of separable intangible assets, require separate recognition.

(iii) Decrease in gain on sale of licensed premises

Recognition of liquor licenses as part of goodwill for AIFRS and separately for US GAAP, results in a reconciling adjustment for the disposal of premises to which the licenses relate. The difference arises primarily due to the difference in fair value of the liquor license specifically attributed to the business under US GAAP on acquisition, as compared to the methodology for allocation of goodwill (including assets incapable of separation such as liquor licenses) under AIFRS.

(iv) Change in accounting principle for valuation of acquired intangible assets, other than goodwill

Under the previous US GAAP policy, intangible assets, other than goodwill, were largely valued using the residual method. This is no longer permitted under the revised rules of D-108 Use of the Residual Method to Value Acquired Assets other Than Goodwill, which is effective for the first time during the year ended July 30, 2006, and as such the policy for valuation of acquired intangible assets, excluding goodwill, has been accordingly amended to require valuation using the direct method.

On adoption of D-108 at August 1, 2005, the Coles Group was required to undertake impairment testing using the direct method for intangible assets, other than goodwill. In accordance with the transitional provisions of D-108, the impact of this change in accounting principle at August 1, 2005 has been accounted for in accordance with the requirements of APB 20 Accounting Changes. The effect of the transitional provisions is that any impairment identified is to be expensed as a one-off cumulative adjustment through net profit.

(b) Other intangibles

For the purposes of reporting under US GAAP, for all transactions initiated post June 30, 2001 amortization of other intangible assets with indefinite useful lives ceased, and instead was replaced with a requirement to test for impairment at least annually, or when conditions warrant.

Under AIFRS, other intangible assets with indefinite useful lives are also subject to testing for impairment at least annually, or when conditions warrant.

Under the previous AGAAP, prior to July 28, 2002, other intangible assets, including brands names and licenses, were subject to amortization on a straight-line basis over the useful life of the asset.

As such the accounting treatment of other intangible assets under AIFRS and US GAAP are aligned, apart from a permanent historical difference for transactions prior to July 1, 2002.

(c) Revaluation/depreciation of properties

(i) Revaluation increments and decrements

Under the previous AGAAP, the amount of revaluation increments and decrements for properties was included in reserves, which formed part of total equity. Where the impact of increments and decrements resulted in a valuation below cost, the treatment under AGAAP was also to record the adjustment in the net profit.

On adoption of AIFRS, the carrying amount of properties was restated to historical cost. The assessment of historical cost was based on the cumulative revaluation increments and decrements recorded in the reserve account at the date of transition. For AIFRS purposes, the amount of impairments and reversal of impairments in value of property, plant and equipment are recognized in net profit.

For US GAAP purposes, impairments in value of properties below cost are charged to net profit. US GAAP does not permit subsequent reversal of impairments, as an impairment of an asset results in a new historical cost base.

An historical reconciling adjustment exists between US GAAP and AIFRS relating to the impact of decrements below cost (impairments), which have subsequently reversed before adoption of AIFRS on July 25, 2004. A further reconciling adjustment exists between US GAAP and AIFRS for reversal of impairments post adoption of AIFRS. These adjustments are recognized in net profit and shareholders’ equity for the impact of any impairment reversals.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments (continued)

(c) Revaluation/depreciation of properties (continued)

(ii) Sales of revalued properties

The reversal of impairments under AIFRS, and the previous AGAAP, also causes a reconciliation adjustment for US GAAP in reported gains/losses on the sale of revalued properties, as the reported gain/loss is based on consideration received, less the net book value, which may be different under AIFRS and US GAAP as described in 4(c)(i) above.

(iii) Depreciation expense

Depreciation expense for AIFRS, the previous AGAAP and US GAAP is calculated based on the carrying value of the properties.

Since US GAAP does not permit past impairment adjustments to be reversed, the depreciation charge as measured under US GAAP differs from AIFRS.

A US GAAP reconciliation adjustment has not been recognized in net profit for the year ended July 30, 2006 and July 31, 2005, as the majority of the difference in the cost base of properties relates to land, and any adjustment for depreciable assets is not considered material.

(iv) Investment properties

Under AIFRS, the Group does not depreciate properties that it regards as investment properties. This policy is consistent with the policy under the previous AGAAP.

US GAAP requires all properties to be depreciated.

On adoption of AIFRS at July 25, 2004, a number of properties, which were previously treated as investment properties under AGAAP, were reclassified to property, plant and equipment. This change in classification resulted in an increased charge in depreciation under AIFRS from the date of adoption.

A US GAAP reconciliation adjustment has not been recognized in net profit for the year ended July 30, 2006 and July 31, 2005, as the majority of the balance for investment properties relates to land, and any adjustment for depreciable assets is not considered material.

An historical reconciling adjustment continues to exist for depreciation of investment properties prior to July 25, 2004.

(d) Sales and leaseback of properties

Gains on properties sold are recorded in the Income Statement. In some instances, the Company has leased back the property, or part thereof, under operating leases.

US GAAP requires such transactions to be accounted for as a sale-leaseback whereby the gain on the sale is deferred and amortized.

AIFRS also requires such transactions to be accounted for as a sale and leaseback, however the accounting treatment depends on the relationship between the sales price and fair value. The sale and leaseback arrangements undertaken by the Company have been transacted at a sale price, which is considered to be a fair value. As such the gain has been recognized immediately in the consolidated income statements. This results in a consistent accounting treatment with the previous AGAAP.

The reconciliations of net profit and shareholders’ equity from AIFRS to US GAAP includes a reconciling adjustment for the gain on the sale and leaseback transactions, which have been deferred for US reporting purposes.

(e) Employee Share Plan Trust

The Company has issued shares to employees under the Employee Share Plan (refer note 36 for details).

US GAAP requires that the difference between the market value and the issue price (adjusted for any dividends) of the shares issued to the employees, be accounted for at measurement date as deemed compensation, and be charged against the profits of the Company. At balance date, the market value of such shares exceeded the issue price (adjusted for dividends) and compensation expense has been recognized as this is a variable plan.

The accounting treatment of shares issued to employees under AIFRS is broadly consistent to US GAAP. However, under the transitional rule of AASB 1 First time adoption of Australian Equivalents to International Financial Reporting Standards, any differences between the market value and the issue price of the shares issued under Employee Share Plans is not required to be accounted for, where the shares were issued prior to November 7, 2002.

As all shares were issued prior to November 7, 2002, a reconciling adjustment is required from AIFRS to US GAAP for the shares issued to employees by the Company under the Employee Share Plan.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments (continued)

(f) Executive performance shares and option plans

Equity-based compensation benefits are provided to employees via the Company’s various incentive plans (refer note 36 for details).

For the purpose of reporting under AIFRS, in accordance with AASB 2 Share-based Payment, the fair value of equity instruments granted is recognized as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date, and is spread over the vesting period during which employees may become unconditionally entitled to the options or performance shares. Under the transitional provisions of AASB 1, adopted by the Company, only those equity instruments granted after November 7, 2002 and vesting after January 1, 2005 have been accounted for in accordance with AASB 2. For equity instruments granted prior to November 7, 2002, an expense has not been recognized for the equity instruments issued.

For the purpose of reporting under US GAAP, effective from August 1, 2005 the Company has adopted Statement No. 123R Share-Based Payments (SFAS 123R) using the modified prospective method. The adoption of this standard did not necessitate any financial adjustments. The requirements of SFAS 123R are broadly consistent with AIFRS, with the fair value of equity instruments granted recognized over the performance period with a corresponding entry to equity. Generally the performance period will be the same as the vesting period.

A reconciling adjustment is not required for equity instruments issued after November 7, 2002, as the required treatment under AIFRS and US GAAP for these instruments is consistent. A reconciling adjustment is however required for all outstanding equity instruments issued prior to November 7, 2002.

(g) Retirement benefits

The defined benefit section of the Coles Myer Superannuation Plan (the Plan) covers the majority of salaried employees and a relatively small proportion of hourly paid permanent employees. The Plan provides lump sum benefits on retirement that are based on the employee’s compensation during defined periods within the three years before retirement, as well as lump sum death, disablement and resignation benefits. The Company pension plans are discussed in notes 19 and 1(u).

Under the previous AGAAP, the Company’s retirement benefit expense in relation to defined benefit plans was based on the contributions payable to the retirement plans for the year, at rates determined by the actuary as being necessary and sufficient to ensure the stability and financial soundness of each plan. A net asset or liability was not recognized for the actuarially determined surplus or deficit of the defined benefit plan.

For the purpose of reporting under AIFRS in accordance with AASB 119 Employee Benefits and US GAAP in accordance with Statement No. 87 Employers’ Accounting for Pensions (SFAS 87), the Company’s retirement benefit expense are determined on an actuarial basis, and recognition of the actuarially determined surplus or deficit of the defined benefit plan is required. There are, however, a number of key differences in the measurement and application requirements of these standards.

The timing of recognition and charging for the actuarially determined surplus or deficit of the defined benefit plan under AIFRS and US GAAP differs significantly. Under AIFRS, the Company recognizes all actuarial gains and losses directly in retained profits, ie. there is not an impact on net profit. For the purposes of reporting under US GAAP, however, actuarial gains and losses are not able to be recognized in full up front, but rather are amortized to net profit over the average remaining service life of active plan participants.

The treatment of future investment and contribution taxes also differs significantly between US GAAP and AIFRS. For US reporting in accordance with SFAS 87, only current taxes are taken into account in measuring the net liability or asset. While for AIFRS reporting purposes future taxes, which are to be funded by the Company and relate to the provision for the existing benefit obligation, are taken into account in measuring the net liability or asset.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41.	US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments (continued)

(g) Retirement benefits (continued)

The reconciliations of net profit and shareholders’ equity from AIFRS to US GAAP includes a reconciling adjustment for the differences in measurement and accounting for retirement benefits.

Included in note 19 are details for the defined benefit section of the Plan in accordance with the AIFRS measurement, accounting and disclosure requirements of AASB 119. The disclosure requirements, accounting and measurement principles of SFAS 87 differ from AASB 119. The disclosures below set out details of the defined benefit section of the Plan as determined in accordance with SFAS 87:

	2006 A$m	2005 A$m
Net periodic retirement benefit expense:
Service cost	16.7	15.7
Interest cost on projected benefit obligation	24.0	25.6
Expected return on assets	(31.6)	(30.6)
Net amortization and deferral	(0.8)	(2.1)
Curtailment gain	(6.3)	(11.1)

Total net periodic retirement benefit expense	2.0	(2.5)

Discount rate	5.10%	5.50%
Rate of increase in compensation levels	4.25%	4.25%
Expected long-term rate of return on assets	6.50%	6.50%
Change in benefit obligation
Projected benefit obligation, at the start of the year	505.3	492.8
Service cost	16.7	15.7
Interest cost	24.0	25.6
Contributions by Plan participants	11.3	10.5
Actuarial losses	10.5	33.1
Benefits paid/settlements	(77.5)	(69.5)
Curtailment		(2.9)

Projected benefit obligation, at the end of the year	490.3	505.3

Change in plan assets and funded status
Plan assets at fair value, at the start of the year	517.0	490.8
Expected return on Plan assets	31.6	30.6
Actuarial gains	29.3	35.6
Contributions by employer	11.1	19.0
Contributions by Plan participants	11.3	10.5
Benefits paid/settlements	(77.5)	(69.5)

Plan assets at fair value, at the end of the year	522.8	517.0
Projected benefit obligation	(490.3)	(505.3)

Projected benefit obligation less than plan assets	32.5	11.7
Unrecognized net gain from past experience different from that assumed	(69.4)	(57.7)

Accrued pension cost	(36.9)	(46.0)

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments (continued)

(h) Income tax liabilities

For the purpose of reporting under AIFRS in accordance with AASB 112 Income Taxes and US GAAP in accordance with Statement No. 109 Accounting for Incomes Taxes (SFAS 109), the Company’s accounting for income taxes is determined using the ‘balance sheet approach’. There is however some key differences in the application of these standards.

The determination of the expected manner of realization of an asset or liability affects the provision for deferred tax. Under AIFRS for gaming licenses and brand names with indefinite useful lives, the provision for deferred tax has been created based on an expectation that the asset will be realized through use. From a tax perspective, the effect of management’s intension to realize these assets through use is that a tax deduction is not available, and as such a temporary difference has been created for the difference between the brand’s and licenses’ carrying values for accounting purposes and their associated tax base. For deferred tax provisions relating to assets acquired prior to the transition to AIFRS on July 25, 2004, including those acquired through a business combination, in accordance with the transitional provisions of AASB 1, the corresponding adjustment was made to retained profits. From transition date, where the provision for deferred taxes relates to an asset acquired as part of a business combination the corresponding entry has been made to goodwill.

For the purpose of reporting under SFAS 109, however, where an asset is not amortized management are required to assume that realization will be through sale. Determination of the tax base assuming that the brands and liquor licenses will be realized through sale, results in a tax base equal to the carrying value and as such a provision for deferred tax is not required.

The reconciliations of net profit and shareholders’ equity from AIFRS to US GAAP includes a reconciling adjustment for the differences in expected realization of assets with indefinite useful lives, including brand names and gaming licenses. In addition for licenses acquired as part of a business combination, an adjusting entry is required between goodwill and deferred tax liabilities.

On adoption of AIFRS, under the transitional provisions of AASB 1, the Company elected not to re-open acquisition accounting, which occurred before the date of transition to AIFRS. The effect of this election on application of AASB 112 was that temporary differences in relation to the carrying value and tax base of buildings acquired in a business combination, which had not been tax effected under the previous AGAAP, was recognized with a corresponding adjustment to opening retained earnings. For the purpose of reporting under SFAS 109, however, adjustments to deferred taxes relating to a business combination are required to be recognized with a corresponding adjustment to goodwill. The reconciliation of shareholders’ equity from AIFRS to US GAAP includes a reconciling adjustment for the different accounting treatment on recognition of the deferred taxes relating to business acquisitions prior to July 25, 2004.

(i) Onerous New Zealand contracts

Under both the previous AGAAP and AIFRS, a provision for onerous contracts is recognized where the benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under that contract.

Under US GAAP, the recording of this type of provision is usually not permitted as it is viewed as representing future operating losses, and thus the provision is reversed. Payments under the contract are instead expensed as incurred.

The balance of this provision at July 30, 2006 and July 31, 2005 was A$NIL (net of tax effect A$NIL million) and A$6.6 million (net of tax effect A$NIL) at July 25, 2004, respectively. The effect of this adjustment is reflected in the reconciliations of net profit and shareholders’ equity to US GAAP.

(j) Hedging instruments

The Coles Group uses derivatives as a means of hedging interest rate risk and foreign exchange rate risk (refer notes 10 and 11 for details).

Prior to August 1, 2005, imported merchandise, which was hedged, was recorded at hedged rates of exchange under both AIFRS and the previous AGAAP. In addition, outstanding derivatives under AIFRS and the previous AGAAP were carried at cost. From August 1, 2005, there was no change to the recording of imported merchandise, which was hedged, however outstanding derivatives under AIFRS were recorded on the balance sheet at fair value. The treatment of changes in the fair value of instruments under AIFRS depends on the type of instrument. This is detailed in note 1(l).

For US GAAP reporting purposes, while the requirements to designate derivatives in a hedge relationship are similar, the Company has elected not to apply hedge accounting owing to the additional documentation and effectiveness testing requirements. US GAAP requires that the Company’s derivatives be recorded at fair value on the balance sheet. In the absence of hedge accounting, changes in the fair value of all instruments are charged against the net profits of the Company. Further, merchandise must be valued at the rates of exchange prevailing at the date the merchandise is acquired, ie. at cost.

The accounting impact of hedging instruments under AIFRS and US GAAP are aligned from August 1, 2005 for derivatives that are not designated in a hedge relationship under either GAAP and for the derivative instruments, which are designated in a fair value hedge relationship through net profit under AIFRS.

Prior to August 1, 2005, a reconciling adjustment is required to measure derivatives recognized at cost under AIFRS at fair value. The effect of this adjustment is reflected in the reconciliation of net profit and shareholders’ equity to US GAAP for the year ended July 31, 2005. In addition a reconciling adjustment is required to re-measure imported merchandise, which was hedged, remaining on the balance sheet at year end from the hedged rate of exchange to the rates of exchange prevailing at the dates the merchandise was acquired.

From August 1, 2005, a reconciling adjustment is required to recognize the reversal of fair value adjustments made on assets and liabilities that are designated in a fair value hedge relationship through net profit, but are recorded at amortized cost under US GAAP. In addition a reconciling adjustment is required to recognize the effect of derivative financial instruments accounted for as cash flow hedges under AIFRS but recorded in net profit for US GAAP. A reconciling adjustment remains to re-measure imported merchandise, which was hedged, remaining on the balance sheet at year end from the hedged rate of exchange to the rates of exchange prevailing at the dates the merchandise was acquired. The effect of these adjustments is reflected in the reconciliations of net profit and shareholders’ equity to US GAAP for the year ended July 30, 2006.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments (continued)

(k) ReCAPS

Under the previous AGAAP, the ReCAPS were classified as equity (refer note 27). On July 12, 2005, these ReCAPS were converted to ordinary shares. Under the current Coles Group policy, which is in accordance with AIFRS, the ReCAPS would have been recognized as debt. However due to the transitional relief afforded under AIFRS, the Company was only required to assess financial instruments as at August 1, 2005 and as such there was no impact of the historical treatment of the ReCAPS.

Under US GAAP, Statement No. 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150), an instrument that is to be settled with a variable number of shares is classified as a liability, if the monetary value at inception is a fixed known amount. Accordingly the ReCAPS were classified as debt for the purposes of reporting in accordance with US GAAP. In reclassifying the ReCAPS to liabilities, the associated dividends, transaction costs and conversion discount were recorded as interest expense, thereby impacting net profit.

These reclassifications and adjustments prior to the conversion of the ReCAPs at July 12, 2005 have been reflected in the reconciliations of net profit and shareholders’ equity to US GAAP, and represent a permanent difference between retained profits and reserves for reconciliation of AIFRS to US GAAP.

(l) Megamart divestment costs

Under AIFRS and the previous AGAAP, a provision of A$34.1 million (net of tax effect A$14.6 million) was raised in 2005 for surplus leased space and other divestment costs. Under US GAAP, the raising of this type of provision was not permitted, as the criteria set out in Statement No. 146 Accounting for Costs Associated with Exit or Disposal Activities (SFAS 146), was not satisfied.

During the year ended July 30, 2006 this criteria was satisfied, either through the incurrence of these costs, termination of the Megamart related contracts, or a commitment by the Company to cease the use the rights conveyed under the Megamart related contracts. As such, a net profit reconciling adjustment was required in net profit in the current year, to expense these divestment related costs for US reporting purposes which have already been charged to net profit in 2005 for Australian reporting purposes.

(m) Impairment of assets

(i) Plant and equipment

Under the previous Australian GAAP, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, was the brand. In addition, an assessment was made of the carrying value of clearly redundant assets using discounted cash flows.

Under US GAAP and AIFRS, impairment is assessed at an individual store level. An assessment for impairment is only required under AIFRS and US GAAP, when events or circumstances indicate that the store’s carrying amount may not be recoverable. On adoption of AIFRS there was an additional requirement to test all assets at July 25, 2004.

For the purpose of impairment testing under AIFRS, each store was evaluated as a CGU, which is comparable to the asset group concept in US GAAP. The IFRS reviews conducted as at July 25, 2004 and July 31, 2005 provided an impairment assessment trigger under US GAAP at July 31, 2005. For those stores where the sum of undiscounted future cash flows was less than the carrying amount of related assets, those assets were written down to their fair value. The circumstances and events that led to this impairment relate to the underlying performance of individual stores within the Coles Group. As a result, under US GAAP, a charge of A$76.4 million (net of tax effect A$32.5 million) was recorded against plant and equipment across all segments during the year ended July 31, 2005.

For AIFRS, an asset impairment of $85.0 million (net of tax effect of $36.4 million) was recorded against plant and equipment across all segments as at July 25, 2004, with a partial reversal of $8.6 million (net of tax effect of $3.7 million) recognized in net profit in the current year.

The result of these adjustments as at July 31, 2005 was that AIFRS and US GAAP were aligned.

US GAAP differs from AIFRS, as AIFRS permits recognized impairments to be reversed, refer note 1(x) for further details. Impairments recognized under US GAAP establish a new cost base for the asset and as such are not able to be reversed.

A US GAAP reconciliation adjustment has been recognized in net profit and shareholders’ equity for asset impairments reversed under AIFRS during the year ended July 30, 2006.

(ii) Investment in Agentrics

The Company has a 2% interest in Agentrics (formerly GlobalNetXchange Ltd). Under the previous AGAAP policy, the investment in Agentrics was valued at historical cost and assessed annually for impairment. Under AIFRS, from August 1, 2005, this investment is carried at fair value. This change in accounting policy on adoption of AIFRS resulted in a detailed review by the Company of the investments fair value and resulted in a $19.3 million write-off against retained profits on August 1, 2005.

For the purpose of reporting under US GAAP, the investment is held at historical cost. As a result of the AIFRS review, the investment is considered impaired and has been written-down by $19.3 million under US GAAP, with a corresponding charge to current year profit.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41. US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

4.	US GAAP Adjustments (continued)

(n) Strategic initiative costs

(i) Provision for redundancies

During the year ended July 30, 2006, for the purpose of reporting under AIFRS, the Company recorded redundancy costs associated with the consolidation of support services, simplification of back office processes and closure of the Somersby and Hampton Park distribution centers (refer to note 4 for further details). While the criteria for accruing costs associated with redundancies for the purpose of reporting under US GAAP, as set out in SFAS 146, is broadly consistent with those of AIFRS, the criteria regarding the communication and calculation of employee entitlements is more stringent.

The reconciliations of net profit and shareholders’ equity from AIFRS to US GAAP, includes a reconciling adjustment for employee terminations where the criteria in SFAS 146 was not satisfied.

(ii) Provision for surplus lease space

During the year ended July 30, 2006, for the purposes of reporting under AIFRS, the Company recorded lease exit costs associated with the closure of Somersby and Hampton Park distribution centers (refer to note 4 for further details). Under US GAAP, the raising of this type of provision is not permitted, as the specific criteria set out in SFAS 146 was not satisfied.

The reconciliations of net profit and shareholders’ equity from AIFRS to US GAAP, includes a reconciling adjustment for the provision for surplus lease space.

(iii) Provision for restructuring

During the year ended July 30, 2006, for the purposes of reporting under AIFRS, the Company recorded other restructuring costs associated primarily with the rebadging of BI-LO stores to Coles and other store rebadging as a result of changes to the format (refer to note 4 for further details). Under US GAAP, the raising of these types of provisions is usually not permitted as it is viewed as representing future operating losses, and thus the provision has been reversed. In the majority of cases, the specific criteria set out in SFAS 146 was not satisfied.

The reconciliations of net profit and shareholders’ equity from AIFRS to US GAAP, includes a reconciling adjustment for the restructuring provisions that do not satisfy the US criteria for recognition as a provision.

5.	Recently issued US accounting pronouncements

(a) Defined benefit pension and other post retirement plans

In September 2006, the FASB issued Statement No. 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158). SFAS 158 is applicable to financial years ending on or after December 15, 2006. The Coles Group has elected not to early adopt SFAS 158. Instead it will apply SFAS 158 and the related transitional provisions for the first time in its 2007 Financial Report.

SFAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position, and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. It also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. Adoption of SFAS 158 at July 30, 2006 would have resulted in an increase to equity of A$48.6 million (net of a tax effect of A$20.8 million) to recognize the unrecognized gain from past experience.

(b) Fair value measurement

In September 2006, the FASB issued Statement No. 157 Fair Value Measurements (SFAS 157). SFAS 157 is applicable to financial years beginning on after November 15, 2007. The Coles Group has elected not to early adopt SFAS 157. Instead it will apply SFAS 157 and the related transitional provisions for the first time in its 2009 Financial Report.

SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly SFAS 157 does not require any new fair value measurements. An assessment of the impact of SFAS 157 has not yet been completed, and as such it is not possible to make a reliable measurement of any financial impact.

(c) Uncertainty in income taxes

In June 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109 (FIN 48). FIN 48 is applicable to financial years beginning after December 15, 2006. The Coles Group has elected not to early adopt FIN 48. Instead it will apply FIN 48 and the related transitional provisions for the first time in its 2008 Financial Report.

FIN 48 clarifies the accounting for uncertain income tax positions in accordance with SFAS 109. It requires recognition of an uncertain tax position where it is more likely than not that the tax position will be sustained upon examination and, prescribes a measurement attribute for valuing such positions. The interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. An assessment of the impact of FIN 48 has not yet been completed, and as such it is not possible to make a reliable assessment of any financial impact.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

41.	US Generally Accepted Accounting Principle (US GAAP) disclosures (continued)

5.	Recently issued US accounting pronouncements (continued)

(d) Variable interest entities

In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6 Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R) (FSP 46(R)-6). FSP 46(R)-6 is applicable for financial years beginning after June 15, 2006. The Coles Group has elected not to early adopt FSP 46(R)-6. Instead it will apply FIN 46(R)-6 and the related transitional provisions for the first time in its 2007 Financial Report.

FSP 46(R)-6 addresses how a reporting entity should determine the variability to be considered in applying the provisions of FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities (FIN 46); which affects whether an entity is a variable interest entity; which interests are considered to be variable interests in the entity; and which party, if any, is the primary beneficiary of a variable interest entity. An assessment of the impact of FSP 46(R)-6 has not yet been completed, and as such it is not possible to make a reliable assessment of any financial impact.

(e) Servicing of financial assets

In March 2006, the FASB issued Statement No. 156 Accounting for Servicing of Financial Assets (SFAS 156). SFAS 156 is applicable to financial years beginning after September 15, 2006. The Coles Group has elected not to early adopt SFAS 156. Instead it will apply SFAS 156 and the related transitional provisions for the first time in its 2008 Financial Report.

SFAS 156 amends Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SFAS 140). SFAS 156 requires recognition of a servicing asset or liability each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 prescribes subsequent measurement methods for each class of separately recognized servicing assets and liabilities, permits transitional reclassification of available-for-sale securities, and provides guidance on financial statement presentation of servicing assets and liabilities. An assessment of the impact of SFAS 156 has not yet been completed, and as such it is not possible to make a reliable assessment of any financial impact.

(f) Hybrid financial instruments

In February 2006, the FASB issued Statement No. 155 Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 is applicable to financial years beginning after September 15, 2006. The Coles Group has elected not to early adopt SFAS 155. Instead it will apply SFAS 155 and the related transitional provisions for the first time in its 2008 Financial Report.

SFAS 155 amends Statement No. 133 Accounting for Derivative Instruments and Hedging Activities (SFAS 133), and SFAS 140. SFAS 155 permits the use of fair value remeasurement techniques for any hybrid financial instrument containing an embedded derivative, which would normally be bifurcated. It clarifies which interest-only and principal-only strips are outside the scope of SFAS 133. It establishes a requirement to evaluate interests in securitized financial assets and consider the potential for embedded derivatives requiring bifurcation or the existence of freestanding derivatives. It amends SFAS 140 to permit qualifying special-purpose entities to hold a derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. An assessment of the impact of SFAS 155 has not yet been completed, and as such it is not possible to make a reliable assessment of any financial impact.

(g) Other-than-temporary impairments

In November 2005, the FASB issued FASB Staff Position Nos. SFAS 115-1 and SFAS 124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1). FSP 115-1 is applicable to financial years beginning after December 15, 2005. Coles Group has elected not to early adopt FSP 115-1. Instead it will apply FSP 115-1 for the first time in its 2007 Financial Report.

FSP 115-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. FSP 115-1 also includes accounting considerations for subsequent to the initial recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses, which have not been recognized. An assessment of the impact of FSP 115-1 has not yet been completed, and as such it is not possible to make a reliable assessment of any financial impact.

(h) Accounting changes and error corrections

In May 2005, the FASB issued Statement No. 154 Accounting Changes and Error Corrections (SFAS 154). SFAS 154 is applicable to financial years beginning after December 15, 2005. The Coles Group has elected not to early adopt SFAS 154. Instead it will apply SFAS 154 and the related transitional provisions for the first time in its 2007 Financial Report.

SFAS 154 replaces APB No. 20 Accounting Changes and Statement No. 3 Reporting Accounting Changes in Interim Financial Statements (SFAS 3). SFAS 154 requires retrospective application to prior periods financial statements for changes in accounting principle. The financial effect of adopting SFAS 154 for the first time in the 2007 Financial Report of Coles Group is not expected to have a material financial impact, other than affecting the recognition of adjustments for any changes in accounting principles, if applicable, which will no longer be recognized as a cumulative adjustment in net profit.

Coles Group Financial Report 2006

Notes to the financial statements (continued)

42.	Events occurring subsequent to balance date

(a) Mr. Corks Liquor Group and Talbot Hotel Group

In December 2006, the Coles Group acquired the Queensland based Mr. Corks Liquor Group and the Talbot Hotel Group for approximately A$51.0 million and A$53.0 million, respectively.

Mr. Corks Liquor Group comprises five hotels, three large format stores and 14 liquor stores/drive thru bottle shops trading under the name of Mr. Corks. The Talbot Hotel Group comprises six hotels, six liquor barns and 11 detached bottle shops.

(b) Revisions to senior management long-term incentive program

In November 2006, the Board announced that it had revised the EPS vesting schedule of the SEPEP, as described in note 37, to reflect the financial guidance provided to the market on September 21, 2006 in relation to the Company’s new strategic initiatives (refer note 4).

The EPS performance hurdles were amended as follows:

•	EPS hurdles for all performance shares issued in fiscal 2005 and fiscal 2006, other than the CEO Mr John Fletcher’s fiscal 2006 issue, will remain at the levels approved by shareholders in 2004 (12.5% pa compound (50% vesting) and 15% pa compound (100% vesting)) over the relevant three financial years.

EPS vesting schedule for performance shares already issued in fiscal 2005 and 2006

EPS Target	% of EPS performance shares that vest
EPS growth less than 12.5% pa compound	Nil
EPS growth at 12.5% pa compound	50%
EPS growth between 12.5% pa and 15% pa compound	Progressive vesting on a straight-line basis from 51% to 99%
EPS growth at or above 15% pa compound	100%

•	The EPS hurdle for the performance shares issued in fiscal 2006 to Mr John Fletcher will be A$0.894. This is an all or nothing test for those shares.

•	EPS vesting schedule for performance shares to be issued in fiscal 2007 and 2008.

EPS vesting schedule for performance shares already issued or to be issued in fiscal 2007

2009 EPS Target growth on 2008 EPS of A$0.894	% of EPS performance shares that vest
EPS growth less than 8%	Nil
EPS growth at 8%	25%
EPS growth between 8% and 10%	Progressive vesting on a straight-line basis from 25% to 49%
EPS growth at 10%	50%
EPS growth between 10% and 12%	Progressive vesting on a straight-line basis from 51% to 99%
EPS growth at or above 12%	100%

EPS vesting schedule for performance shares to be issued in fiscal 2008 and beyond

EPS Target growth with an 2008 EPS base of no less than A$0.894	% of EPS performance shares that vest
EPS growth less than 8% pa compound	Nil
EPS growth at 8% pa compound	25%
EPS growth between 8% pa and 10% pa compound	Progressive vesting on a straight-line basis from 25% to 49%
EPS growth at 10% pa compound	50%
EPS growth between 10% pa and 12% pa compound	Progressive vesting on a straight-line basis from 51% to 99%
EPS growth at or above 12% pa compound	100%

These changes also apply to the 204,000 performance shares granted to the CEO, Mr John Fletcher, as approved by shareholders at the Company’s Annual General Meeting on November 20, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Coles Group Limited:

We have completed an integrated audit of Coles Group Limited’s 2006 Consolidated Financial Statements and of its internal control over financial reporting as of July 30, 2006 and an audit of its 2005 Consolidated Financial Statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of recognized income and expenses and consolidated cash flow statement present fairly, in all material respects, the financial position of Coles Group Limited and its subsidiaries at July 30, 2006 and July 31, 2005, and the results of their operations and their cash flows for each of the two years in the period ended July 30, 2006, in conformity with International Financial Reporting Standards as adopted in Australia (AIFRS). These financial statements are the responsibility of Coles Group Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

AIFRS varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 41 to the Consolidated Financial Statements.

As discussed in note 1 Summary of Significant Accounting Policies to the Consolidated Financial Statements, Coles Group Limited has applied AIFRS with effect from July 25, 2004, the date of transition in accordance with the transitional provisions set out in AASB 1 First–time Adoption of Australian Equivalents to International Financial Reporting Standards. Previously, Coles Group Limited followed the generally accepted accounting principles in Australia (AGAAP). See note 40 to the Consolidated Financial Statements for an explanation of the transition to AIFRS for more information.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying management’s report, that Coles Group Limited maintained effective internal control over financial reporting as of 30 July 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Coles Group Limited maintained, in all material respects, effective internal control over financial reporting as of July 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Coles Group Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of Coles Group Limited’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers

Melbourne, Australia

January 29, 2007